Form 20-F
period 2003-01-31
ADRIAN RESOURCES LTD
filed 2003-06-20
CIK 947121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

January 31, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-26296

Adrian Resources Ltd.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Address of principal executive offices)

Page 1 of 77 Pages

The Exhibit Index is located on Page 76

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

33,340,543

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

  No _________

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17

X

  Item 18 _________

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable

X

The information set forth in this Annual Report on Form 20-F is as at January 31, 2003 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 18 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS

8

PART I

10

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

AND ADVISORS

10

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3.

KEY INFORMATION

10

A.

Selected Financial Data

10

B.

Capitalization and Indebtedness

11

C.

Reasons For The Offer and Use of Proceeds

12

D.

Risk Factors

12

Exploration and Development Risks

12

Estimates of Reserves, Mineral Deposits and Production Costs

12

Risks of Development, Construction and Mining Operations

13

Expanded Panama Canal Watershed Could Affect Development

13

Title Matters

13

Conflicts of Interest

13

Currency Fluctuations

14

Additional Funding Requirements

14

History of Net Losses; Accumulated Deficit;

Lack of Revenue From Operations

14

Limited Experience with Development-Stage Mining Operations

15

Stock Subject to Penny Stock Rules

14

Competition

15

Mineral Prices

15

Foreign Countries and Regulatory Requirements

16

Environmental and Other Regulatory Requirements

16

Panama Political Risks

17

Dividends

17

Company's Officers and Directors Resident Outside U.S.;

Potential Unenforceability of Civil Liabilities and Judgments

17

If the Company is Unable to Successfully Develop and Subsequently

Generate Sufficient Cash Flow from its Properties, the Company

Could be Treated as a Passive Foreign Investment Company

for U.S. Tax Purposes, Possibly Resulting in Additional Taxes

to Its U.S. Stockholders and Less Liquidity for the Stock

17

ITEM 4.

INFORMATION ON THE COMPANY

18

A.

History and Development of the Company

18

Acquisition of the Petaquilla Property, Panama

18

Financing Agreement with Teck Corporation

19

Acquisition of Interest In Hyperion Resources Corp.

21

B.

Business Overview

21

C.

Organizational Structure

23

D.

Property Plants and Equipment

24

Petaquilla Property, Panama

24

Introduction

24

Location, Access & Physiography

25

Plant and Equipment

26

Title

26

Exploration History

30

Exploration - Results Obtained By The Company or on its Behalf

31

Regional and Local Geology

34

Mineralization

35

Preliminary Feasibility Study

36

Production Scoping Study

39

Final Feasibility Study

40

Status of Project Financing

41

Doing Business in Panama

42

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

43

A.

Operating Results

43

Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended

January 31, 2002

43

Fiscal Year Ended January 31, 2002 Compared to Fiscal Year Ended

January 31, 2001

44

Fiscal Year Ended January 31, 2001 Compared to Fiscal Year Ended

January 31, 2000

44

B.

Liquidity and Capital Resources

45

January 31, 2003 Compared to January 31, 2002

46

January 31, 2002 Compared to January 31, 2001

46

January 31, 2001 Compared to January 31, 2000

47

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

47

Outlook

48

C.

Research and Development, Patents and Licenses, etc.

48

D.

Trend Information

48

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

48

A.

Directors and Senior Management

48

B.

Compensation

49

Cash and Non-Cash Compensation - Executive Officers and Directors

49

Option Grants in Last Fiscal Year

50

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End

Option Values

50

Defined Benefit or Actuarial Plan Disclosure

51

Termination of Employment, Change in Responsibilities and Employment

Contracts

51

Directors

51

C.

Board Practices

52

D.

Employees

53

E.

Share Ownership

53

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS

54

A.

Major Shareholders

54

B.

Related Party Transactions

54

C.

Interests of Experts and Counsel

55

ITEM 8.

FINANCIAL INFORMATION

55

A.

Consolidated Statements and Other Financial Information

55

B.

Significant Changes

55

ITEM 9.

THE OFFER AND LISTING

55

A.

Offer and Listing Details

55

B.

Plan of Distribution

56

C.

Markets

57

D.

Selling Shareholders

57

E.

Dilution

57

F.

Expenses of the Issue

57

ITEM 10.

ADDITIONAL INFORMATION

57

A.

Share Capital

57

B.

Memorandum and Articles of Association

57

C.

Material Contracts

59

D.

Exchange Controls

59

E.

Taxation

62

Material Canadian Federal Income Tax Consequences

62

Dividends

62

Capital Gains

62

Material United States Federal Income Tax Consequences

63

U.S. Holders

64

Distributions on Common Shares of the Company

64

Foreign Tax Credit

65

Information Reporting and Backup Withholding

65

Disposition of Common Shares of the Company

65

Currency Exchange Gains or Losses

66

Other Considerations

66

Foreign Personal Holding Company

66

Foreign Investment Company

66

Passive Foreign Investment Company

67

Controlled Foreign Corporation

68

F.

Dividends and Paying Agents

68

G.

Statements by Experts

68

H.

Documents on Display

69

I.

Subsidiary Information

69

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

69

PART II

69

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY

SECURITIES

69

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

69

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

69

ITEM 15.

CONTROLS AND PROCEDURES

70

PART III

70

ITEM 17.

FINANCIAL STATEMENTS

70

ITEM 18.

FINANCIAL STATEMENTS

70

ITEM 19.

EXHIBITS

70

SIGNATURES

73

CERTIFICATIONS

74

EXHIBIT INDEX

76

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Commission - United States Securities and Exchange Commission.

copper equivalent - a method of presenting combined copper and gold concentrations or weights for comparison purposes.  Commonly involves expressing gold as its proportionate value in copper based on the relative value of the two metals.  When copper equivalent is used to express metal sold, the calculation is based on actual prices received.  When grades are expressed in copper equivalent, the relative recoveries of the two metals are also taken into account.

cutoff grade - deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit calculations and below which material is considered waste.  May be either an external cutoff grade, which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade, which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

diamond drill - a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid sample (drill core) of the material that is drilled.

epithermal - a term applied to those mineral deposits formed in and along fissures or other openings in rocks by deposition at shallow depths from ascending hot solutions.

indicated reserves or probable reserves - reserves for which quantity and grade and/or quality are computed from information similar to that used for measured or proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for measured reserves, is high enough to assume continuity between points of observation.

junior resource company - as used herein means a company whose mineral resource properties are in the exploration phase only and which is wholly or substantially dependent on equity financing or joint ventures to fund its ongoing activities.

measured reserves or proven reserves - reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

mineral deposit, deposit or mineralized material - a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify under Commission standards as a commercially mineable ore body or as containing ore reserves, until final legal, technical and economic factors have been resolved.

molybdenite - the mineral MoS2, or molybdenum sulphide, which is the principal ore of molybdenum.

open pit mining - the process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

ore - a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

ounces - troy ounces.

oz/tonne - troy ounces per metric ton.

ppb - parts per billion.

ppm - parts per million.

porphyry deposit - a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

recoverable ounces and recoverable pounds - means the amount of metal produced from diluted mineable reserves after taking into account milling losses and based, in the case of the Petaquilla Property, on projected average recoveries of (i) 90% for copper, 65% for gold and 72% for molybdenite, in the case of production estimates by Kilborn Engineering (Pacific) Ltd. and (ii) 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite, in the case of production estimates by Fluor Daniel Wright Ltd. and (iii) 90% for copper, 58% for gold and 62% for molybdenite, in the case of production estimates by H.A. Simons Ltd.

reserve - that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.  Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals.

stockwork - a rock mass so interpenetrated by small veins of ore that the whole must be mined together.  Stockworks are distinguished from tabular or sheet deposits, i.e. veins or beds, which have a small thickness in comparison with their extension in the main plane of the deposit.

strike length - the longest horizontal dimensions of a body or zone of mineralization.

stripping ratio - the ratio of waste material to ore that is experienced in mining an ore body.

tonne - metric ton (2,204 pounds).

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 18 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended January 31, 2003 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended January 31
		2003	2002	2001	2000	1999
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items(1)
	Total	($214,102)	($32,747,839)	($1,522,146)	($602,850)	($1,817,151)
	Per Share (1)	($0.01)	($1.03)	($0.05)	($0.02)	($0.06)
(c)	Total assets	$1,196,640	$1,302,518	$34,058,917	$35,377,986	$36,157,720
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$1,068,394	$1,234,206	$33,982,045	$35,249,830	$35,781,430
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Net earnings (loss) for the period
	Total	($214,102)	($32,747,839)	($1,522,146)	($602,850)	($1,817,151)
	Per Share (1)	($0.01)	($1.03)	($0.05)	($0.02)	($0.06)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended January 31
		2003	2002	2001	2000	1999
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($214,102)	($32,875,639)	($1,131,409)	($774,961)	($1,626,448)
	Per Share¹	($0.01)	($1.04)	($0.04)	($0.02)	($0.05)
(c)	Total assets	$1,196,640	$1,335,237	$34,188,217	$35,131,313	$36,230,870
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$1,068,394	$1,266,925	$34,111,345	$35,003,157	$35,845,580
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Net earnings (loss) for the period
	Total	$(214,102)	($32,875,639)	($1,131,409)	($774,961)	($1,626,448)
	Per Share¹	($0.01)	($1.04)	($0.04)	($0.02)	($0.05)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On June 9, 2003, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.3584.

The following table sets out the high and low exchange rates for each of the last six months.

	2003				2002
	May	April	March	February	January	December
High for period	1.4263	1.4924	1.4887	1.5293	1.5777	1.5801
Low for period	1.3438	1.4316	1.4605	1.4832	1.5176	1.5457

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended January 31
	2003	2002	2001	2000	1999
Average for the period	1.5646	1.55903	1.4893	1.43	1.4942

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

The Company is engaged in the business the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company's property interests are in the exploration stage only, with the exception of the Petaquilla Property, and are without a known body of commercial ore.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  In developing its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect the financial performance of the Company.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  The Company will have insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing.  However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons.  In particular, the Company is not insured for environmental liability or earthquake damage.

In order to develop the Petaquilla Property, located in Panama, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at the present time.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral deposit figures included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations

The Company's ability to meet timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect the financial performance of the Company.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  The Company will obtain insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing.  However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons.  In particular, the Company is not insured for environmental liability or earthquake damage.

In order to develop the Petaquilla Property, it will be necessary to build the necessary infrastructure facilities, including, electricity, transportation, etc., the costs of which could be substantial.

Expanded Panama Canal Watershed Could Affect Development

On August 30, 1999, the Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of 2,885 of the 13,600 hectares comprising the Petaquilla concession.  It is possible that the future construction of dams within the watershed area could negatively affect the development of the Petaquilla Property.

Title Matters

While the Company has diligently investigated title to all mineral exploration concessions and, to the best of its knowledge, title to such properties is in good standing, this should not be construed as a guarantee of title.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company's operations in Panama may make it subject to foreign currency fluctuations.  Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.  The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company does not presently have sufficient financial resources to undertake all of its planned exploration and development programs.  The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

In particular, although the Company has entered into an agreement whereby Teck Cominco Ltd. (“Teck”) can earn one-half of the Company’s interest in the Petaquilla Property, by funding the feasibility study and the Company’s capital costs, there is no assurance that Teck will elect to participate or to continue to participate in such property, in which event the Company will be required to finance all future exploration and development, or seek another partner.  Pursuant to the Company’s agreement with Teck, Teck can, at any time prior to a property reaching “commercial” production, elect to abandon and surrender its interest in any property.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of January 31, 2003, was $41,533,949.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at the present time.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of gold and copper have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold and copper is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the prices of gold and copper will be such that the Company’s properties can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently, the Company’s only properties are located in Panama.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Panama as a developing country may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on its various properties will be obtained.  Additional permits and studies, which may include  environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Panama Political Risks

Mineral exploration and mining activities in Panama may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Adrian Resources Ltd. (the “Company”) is a British Columbia company engaged in the acquisition, exploration, exploration management, development and sale of mineral properties.  Adrian was incorporated under the laws of the Province of British Columbia, Canada, on October 10, 1985 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  The Company has three subsidiaries.  Adrian Resources (BVI) Ltd., a direct wholly-owned British Virgin Islands subsidiary of the Company, owns all of the issued shares of Adrian Resources, S.A. (“Adrian S.A.”), a Panamanian corporation, which holds title to certain of the Company's exploration concessions in the Republic of Panama.  Georecursos Internacional, S.A. (“Georecursos”), a Panamanian corporation and a wholly-owned subsidiary of Adrian S.A., holds a 52% interest in the Petaquilla Property through its shareholding in Minera Petaquilla, S.A. (subject to Teck's right to acquire one-half of such interest) and also holds certain other exploration concessions in the Republic of Panama.

The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings  Street, Vancouver, British Columbia, V6E 2E9, Canada.  Its telephone number is 604-331-8772.

Acquisition of the Petaquilla Property, Panama

The Company has a 52% interest in the Petaquilla Property, which interest is subject to the right of Teck to acquire one-half of the Company's interest, as more fully described under  “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.  A brief summary of the transactions leading to the current structure of The Company's holdings in the Petaquilla Property follows.

(a)

Inmet Transactions (Acquisition of 32% Effective Interest)

The Company acquired a 32% effective interest in the Petaquilla Property through a series of arm's length transactions with Minnova (Panama) Inc., a Panamanian company which is a wholly-owned subsidiary of Inmet Mining Corporation of Toronto, Ontario, (formerly known as Metall Mining Corp.) (both Minnova (Panama) Inc., and Inmet Mining Corporation are hereafter referred to as “Inmet”).  Pursuant to a letter agreement dated March 1, 1991 between Georecursos and Minnova (Panama) Inc., Inmet had a right to acquire an 80% interest in the Petaquilla Property from Georecursos (the “Inmet Option”).  In April 1992, The Company and Inmet entered into an arm's length agreement that gave the Company the right (the “Adrian Option”) to acquire 40% of Inmet's contingent 80% interest in the Petaquilla Property (the “Inmet Agreement”).  By a letter of intent dated October 4, 1994 between the Company and Inmet, (the “Inmet Letter of Intent”), the Inmet Option and the Adrian Option were deemed to have been fully exercised, resulting in the acquisition and holding of a 48% interest and a 32% interest in the Petaquilla Property by Inmet and the Company, respectively.  The Inmet Letter of Intent has been superseded by the Petaquilla Shareholders Agreement, described below.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below for more information regarding the Inmet Option, the Adrian Option, the Inmet Letter of Intent, the Inmet Agreement and the Petaquilla Shareholders Agreement.

(b)

Georecursos Transactions (Acquisition of 20% Interest)

In July, 1993, the Company acquired, through Adrian S.A., all of the issued and outstanding shares of Georecursos, a Panamanian company which held the remaining 20% direct interest in the Petaquilla Property, pursuant to an arm's length transaction with Almond Holding S.A. (“Almond”), a private British Virgin Islands company wholly-owned by Minamerica Corporation.  As a result of this transaction, Minamerica Corporation became the largest shareholder of the Company, initially holding over 20% of the Company's outstanding common shares, however, the Company believes that Minamerica no longer owns any shares of the Company. See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below for more information regarding this agreement and for additional information regarding the acquisition.

(c)

Petaquilla Shareholders Agreement

On February 21, 1997, the Company entered into a definitive shareholders agreement (the “Petaquilla Shareholders Agreement”) with Georecursos, Inmet, Teck and Minera Petaquilla S.A. regarding the Petaquilla Property which supersedes all previous agreements, including the Inmet Letter of Intent.  Under the Petaquilla Shareholders Agreement, Inmet and the Company effectively transferred their respective 48% and 52% interests in the Petaquilla Property to Minera Petaquilla, S.A. and received shares of Minera Petaquilla, S.A. in proportion to their respective ownership interests in the Petaquilla Property.  Teck has the right to acquire one-half of the Company's interest in Minera Petaquilla S.A.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below for more information regarding the Inmet Option, the Adrian Option, the Inmet Letter of Intent, the Inmet Agreement and the Petaquilla Shareholders Agreement.  Any capital expenditures on the Petaquilla Property will most likely be funded either pursuant to the Company’s financing arrangement with Teck or through the sale of share capital.

Financing Agreement with Teck Corporation

By agreement dated April 29, 1991, the Company entered into a financing agreement (the “Teck Agreement”) with Teck Corporation (“Teck”) of Vancouver, British Columbia under which the Company agreed to grant to Teck the right to earn one-half of, inter alia, the Company's interest in the Petaquilla Property by funding the Company's obligations with respect to exploration and development of such property.  Pursuant to the Teck Agreement, the Company is obligated to offer to enter into an agreement with Teck on the same terms and conditions as contained in the Teck Agreement with respect to any mineral property interests acquired by the Company after the date of the Teck Agreement (each such acquired mineral property interest is a “Project”).

Under the Teck Agreement, if the Company elects to prepare a preliminary feasibility study with respect to a Project, then upon completion of the study, the Company must present the preliminary feasibility study to Teck.  Teck may then elect, within 90 days from receipt of the preliminary feasibility study, to prepare (or cause to be prepared), within 24 months after receipt of the preliminary feasibility study, a final feasibility study at Teck's cost (including the cost of any further exploration work as may be necessary to complete the final feasibility study).  Teck may then elect, within 90 days after receipt of the final feasibility study, to exercise its right to finance the Project.  If Teck so elects, the Company will be obligated to transfer 50% of its interest in the Project to Teck.  In addition, Teck will have the right to become a member of any joint venture which is overseeing or otherwise conducting Project operations or to become the operator of the Project, subject to the Company's existing contractual requirements in respect of the Project.  Teck's failure to exercise its right with respect to a particular Project does not preclude it from exercising that right at some future date in respect of other Projects.  If, however, Teck elects not to proceed after receiving a preliminary feasibility study or does not elect to provide or arrange financing for a particular Project within 90 days after the completion of a final feasibility study, Teck will be deemed to have surrendered and abandoned its right to finance that Project and acquire any interest therein.  In addition, at any time prior to the commencement of commercial production, Teck may elect to abandon and surrender its interest in the Project by notifying the Company of such election.

If Teck elects to prepare a final feasibility study and to provide production financing, the Company is not required to incur any further expenditures to bring the Project into commercial production.  However, all costs incurred by Teck will be reimbursed to Teck prior to the Company receiving any proceeds from production, as described below.

Once the Project has been placed into commercial production, the aggregate net proceeds available to the Company and Teck are to be distributed in the following manner:

(1)

first, to repay third party debt financing;

(2)

thereafter, 100% of the net proceeds are to be paid to Teck until all costs incurred by Teck from the time of completion of a final feasibility study (including costs related to the financing) together with an amount sufficient to fully discharge and release Teck from certain obligations and liabilities with respect to the property are paid;

(3)

thereafter, 50% of the net proceeds will be utilized to reimburse the parties' other exploration and development costs and the remaining 50% will be divided equally between Teck and the Company; and

(4)

thereafter, 100% of the net proceeds will be divided equally between Teck and the Company.

If the Company intends to sell or receives an offer to purchase all or any of its interest in a Project, Teck has a right of first refusal to purchase same.  The Teck Agreement also provides that Teck has a right of first refusal, subject to existing contractual requirements for consents and third party rights, to acquire on an abandonment, the Company's remaining interest in a Project.  Teck also has the right to participate, to the extent Teck elects, in each equity financing undertaken by the Company prior to December 31, 2010.

It is the Company's position that the Teck Agreement does not apply to properties or interests held or acquired by the Company, either directly or indirectly, through its subsidiaries.

The Company's direct and indirect interests in the Petaquilla Property and a number of its other Panamanian mineral concessions were formerly subject to a heads of agreement letter dated November 8, 1994 among Teck, Georecursos and the Company (the “Heads of Agreement”).  the Company's interest in the Petaquilla Property is now subject to the Petaquilla Shareholders Agreement among Georecursos, Inmet, the Company, Teck and Minera Petaquilla, S.A., under which the Company and Teck have agreed, inter alia, to modify and supersede the provisions of the Teck Agreement with respect to the Petaquilla Property.  As a result of the Petaquilla Shareholders Agreement, the Heads of Agreement is no longer of any force or effect.

Acquisition of Interest In Hyperion Resources Corp.

In November 1998, the Company entered into an agreement (the “Agreement”) with Hyperion Resources Corp. (“Hyperion”), Rhodes Mining NL (“Rhodes”) and Ricdal Consultants Pty Ltd. (“Ricdal”) whereby the Company agreed, subject to regulatory approval, to acquire certain securities of Hyperion.  Pursuant to the Agreement, the Company acquired 1,000,000 shares of Hyperion at a price of $0.15 per share, 375,000 shares of Hyperion at a deemed price of $0.15 per share (acquired by issuing 125,000 common shares of the Company in exchange) and 375,000 escrow shares of Hyperion at a cost of $0.01 per share.  In conjunction with the Agreement, the Company appointed the majority of directors on Hyperion’s Board and Rhodes granted to the Company an irrevocable voting trust over any shares held by them to ensure continuation of this Board majority for as long as the Company owns any shares of Hyperion.  In addition to the Agreement, the Company entered into an agreement with Alan M. Smith & Associates Ltd. whereby the Company purchased 100,000 shares of Hyperion at a deemed price of $0.15 per share by issuing 33,333 shares of the Company.

In June of 1999, the Company carried out a second private placement in Hyperion, purchasing 1,000,000 units of Hyperion at a price of $0.15 per unit, each unit comprised of one share and one two year non-transferable share purchase warrant entitling the purchase of one additional common share at a price of $0.1725 thereafter until June 21, 2001, which warrants expired unexercised.  The Company also acquired a further 3,950,690 shares of Hyperion to settle Hyperion’s indebtedness to the Company.

The Company’s objective in entering into these transactions was to indirectly acquire an interest in Hyperion’s Holguín property in northeastern Cuba.  In October 1999, Hyperion completed its final exploration program on the Holguín Property and, based on the results of such program, decided not to incur any further exploration expenditures on the Holguín Property and has written off the expenditures made on the Holguín Property.

During the fiscal year ended January 31, 2002, the Company sold all of its shares in Hyperion other than 187,500 escrowed common shares and its nominees resigned as directors of Hyperion.  Thereafter, Hyperion changed its name to Chariot Resources Limited and consolidated its share capital on a one for five basis, reducing in the number of shares (now released from escrow) held by the Company to 37,500.

B.

Business Overview

The Company has historically been involved in mineral exploration in the Province of British Columbia and in the Yukon Territory in Canada and more recently in the Republic of Panama.  In 1994 the Company sold its interest in the Eskay Creek Property, its principal property in Canada.  The Company currently has no significant properties in Canada and is not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Since its acquisition of an interest in the Cerro Petaquilla concession (the “Petaquilla Property”) in Panama in 1992, the Company's primary focus has been exploring and developing its Petaquilla Property and other mineral properties in the Republic of Panama.

The Company acquired its interests in the Petaquilla Property in 1992 and 1993 through two separate series of transactions more fully described under the heading “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.  In 1992, The Company obtained an option from Inmet Mining Corporation, which was exercised in October, 1994, to acquire an effective 32% interest in the Petaquilla Property.  In addition, in 1993, the Company acquired a 20% interest in the Petaquilla Property through a series of transactions with Almond Holding S.A., a private company wholly-owned by Minamerica Corporation.  As a result of the latter transactions, Minamerica Corporation became the Company's largest shareholder and certain nominees of Minamerica Corporation were elected to the Board of Directors and appointed as officers of the Company; however, at the time that the agreement with Almond Holding S.A. was entered into, The Company was at arm's length to Almond and Minamerica Corporation.  To the Company’s knowledge, Minamerica Corporation no longer owns any shares of the Company and no longer has any nominees on the Company’s Board of Directors.

The Company's aggregate 52% percent interest is now held through Minera Petaquilla, S.A., a Panamanian corporation which holds the Petaquilla Property.  The affairs of Minera Petaquilla, S.A. are governed by a shareholders agreement (the “Petaquilla Shareholders Agreement”) dated February 21, 1997 between the Company and its wholly-owned indirect Panamanian subsidiary, Georecursos Internacional, S.A., Inmet Mining Corporation and its wholly-owned Panamanian subsidiary, Minnova (Panama) Inc., Teck Corporation and its wholly-owned Panamanian subsidiary, Minera Teck Panama, S.A. and Minera Petaquilla, S.A.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

While the Company made no formal decision to discontinue exploration in Canada, its policy has been to proceed with exploring and developing its most promising properties, being its Panamanian properties, which has effectively resulted in a discontinuation of exploration in Canada by the Company.  Prior to the above-mentioned transaction with Almond Holding S.A., the Company was already involved with the Petaquilla Property through its option agreement with Inmet Mining Corporation; however, after the transaction with Almond Holding S.A., the Company's focus on the Petaquilla Property and its other Panamanian mineral properties accelerated.

In August, 1994 a preliminary feasibility study was completed on two of the deposits located in the Petaquilla Property.  In January 1998, a bankable final feasibility study was completed by H.A. Simons Ltd. on behalf of Teck Corporation.  Teck Corporation has the right to acquire one-half of the Company's interest in any mining property in which the Company has an interest, including the Petaquilla Property.  Its rights with respect to the Petaquilla Property are governed by the terms of the Petaquilla Shareholders Agreement.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below for a discussion of the rights of Teck Corporation with respect to all other properties owned by the Company.  The balance of the Company's properties in Panama are in the initial exploration phase.

In November 1998, the Company entered into an agreement (the “Agreement”) with Hyperion Resources Corp. (“Hyperion”), Rhodes Mining NL and Ricdal Consultants Pty Ltd. whereby Adrian agreed, subject to regulatory approval, to acquire certain securities of Hyperion.  Pursuant to the Agreement and subsequent share acquisition from Hyperion, the Company owned 5,800,690 shares of Hyperion or approximately 34.5% of that company’s outstanding shares.  During the fiscal year ended January 31, 2002, the Company sold all of its shares in Hyperion other than 187,500 escrowed common shares and its nominees resigned as directors of Hyperion.  Thereafter, Hyperion changed its name to Chariot Resources Limited and consolidated its share capital on a one for five basis, reducing the number of shares (now released from escrow) held by the Company to 37,500.

The Company’s operations in Panama are governed primarily by  Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February of 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MP”), a Panamanian corporation in which the Company has a 52% interest, covering approximately 136 square kilometres in north-central Panama.  In order to maintain the Petaquilla Property in good standing, MP must pay to the Government of Panama an annual rental fee of US$1.00 per hectare during the first five years of the concession, US$2.50 per hectare in the sixth to the tenth years of the concession and US$3.50 per hectare thereafter.  Initially, the annual rental will be approximately US$13,600 which amount is payable by MP and funded pro rata by its shareholders.  The concession was granted for a 20-year term with up to two 20-year extensions permitted.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing for Petaquilla and includes tax exemptions on income, dividends and imports.  The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool and a favourable depletion allowance.

Under the Ley Petaquilla, MP must begin mine development by May of 2001, however, MP can defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years, i.e. until May 2006 at the latest.  The Ley Petaquilla also requires MP to make a minimum investment of US$400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at the present time.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the mineral properties owned by each of the Company’s subsidiaries:

Adrian Resources Ltd. (B.C. corporation)

Adrian Resources (BVI) Ltd. 100% (BVI corporation)

Adrian Resources, S.A. 100% (Panama corporation)

Georecursos Internacional, S.A. 100% (Panama corporation)

Minera Petaquilla, S.A. 52% (Panama corporation)

Petaquilla Property 100%

D.

E.

Property Plants and Equipment

All properties of the Company are in the exploration stage only and are without a known body of commercial ore.  The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years.

Petaquilla Property, Panama

Introduction

The Company owns, through its indirect share ownership in Minera Petaquilla, S.A., a 52% interest in the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study, which has been completed, and the provision of all production financing.  See “Title” below for more details.

The Petaquilla Property contains a large copper-gold porphyry system as well as an epithermal gold deposit, both amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with one epithermal gold deposit.

In August, 1994, Kilborn Engineering (Pacific) Ltd. (“Kilborn”), an independent consulting engineering firm, completed a preliminary feasibility study on the Petaquilla and Botija copper-gold deposits, which was updated by Kilborn in February, 1995 (collectively, the “Preliminary Study”).  The Preliminary Study recommended additional development of the Petaquilla and Botija deposits and preparation of a final feasibility study to assess the economic viability of the deposits as an open pit operation with a projected milling rate of 60,000 tonnes per day, based on estimated total diluted mineable reserves of 579 million tonnes grading 0.52% copper, 0.12 g/t gold and 0.014% molybdenite for a projected mine life of 26.4 years.  At this rate, an average 227 million recoverable pounds of copper, 52,000 recoverable ounces of gold and 4.8 million recoverable pounds of molybdenite were projected to be produced annually.  See “Preliminary Feasibility Study - Operating Plan” below.

In February, 1996, Fluor Daniel Wright Ltd. (“FDW”) completed a production scoping study (the “Scoping Study”) on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining scenario to be used.  The Scoping Study updated and consolidated mineral reserve information for the Botija, Petaquilla, Valle Grande and Molejon deposits.  Based on estimated measured and indicated diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, FDW concluded that the optimum throughput rate for open pit mining of these deposits was 120,000 tonnes per day for a projected mine life of 33.4 years.  FDW estimated that at this rate an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite would be produced annually.  See “Scoping Study - Operating Plan” below.

In January 1998, H.A. Simons Ltd. (“Simons”), on behalf of Teck, completed a final bankable feasibility study (the “Final Study”) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US$5.10 and US$6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US$2.92/tonne was used for the low-grade stockpile.  Based on an estimated throughput of 120,000 tonnes per day resulting in a mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.  The Final Study examined the Molejon deposit as an alternate case and did not include production therefrom in its base case analysis.  See “Final Study - Operating Plan” below.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at the present time.

Location, Access & Physiography

The Petaquilla Property is comprised of a mineral exploration and exploitation concession granted on February 26, 1997 as Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”) to Minera Petaquilla, S.A. (“MP”) covering approximately 136 square kilometres in north-central Panama.

The Petaquilla Property is located approximately 75 miles west of Panama City and 6 miles from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama.  Access to the Petaquilla Property is primarily by helicopter.  A network of trails provides foot access to the Petaquilla Property from Coclesito, a village of approximately 700 inhabitants.  Thirty kilometres of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network.  The Petaquilla Property is at an elevation of approximately 500 to 825 feet above sea level and falls within the rainfall shadow of the continental divide.  The climate of the Petaquilla Property is characteristic of tropical rainforests. Precipitation is high throughout the year, up to three metres per annum.  The heaviest precipitation is evenly distributed from May to December and January, February and March are typically the driest months.

PROPERTY LOCATION

COSTA RICA
CARIBBEAN SEA
Colon
Coclesito
Panama City
PANAMA
Penonome
Santiago
PACIFIC OCEAN
Las Minas
Tonosi
0 10 50 75 100
Kilometres
COLUMBIA
800000mN

N
Colon
PETAQUILLA CONCESSION
BELENCILLO CONCESSION
9° N
CARIBBEAN SEA
Panama City
Coclesito
0 10 50
Penonome
PANAMA
Santiago
PACIFIC OCEAN
8° N
Las Minas
Tonosi
81° W

U.S.A
MEXICO
ATLANTIC OCEAN
VENEZUELA
PANAMA
COLOMBIA
PERU
BRAZIL
PACIFIC OCEAN
BOLIVIA
PARAGUAY
CHILE

PETAQUILLA DISTRICT

Republic of Panama

Land Status Map

ADRIAN RESOURCES LTD.

Plant and Equipment

At present, there is no underground or surface plant or equipment on the Petaquilla Property.

Title

Transactions with Inmet (Acquisition of 32% Effective Interest)

Pursuant to the Inmet Agreement, the Company was granted the Adrian Option, which gave the Company the right to acquire 40% of the Inmet Option whereby Inmet had the right, in turn, to acquire an 80% interest in the Petaquilla Property.  Inmet acquired the Inmet Option pursuant to an agreement dated March 1, 1991 with Georecursos (Georecursos was a subsidiary of Minamerica Corporation until July, 1993 when the Company acquired Georecursos from Almond, another subsidiary of Minamerica Corporation).

Pursuant to the Inmet Agreement, in order to exercise the Adrian Option, the Company was required to pay to Inmet US$600,000, issue to Inmet 300,000 common shares, grant non-transferable share purchase options entitling Inmet to purchase up to a total of 1,000,000 common shares (of which options to acquire 600,000 shares were exercised prior to their expiry) incur expenditures on exploration and development of the Petaquilla Property of not less than US$6,000,000, and prepare a preliminary feasibility study based primarily on data developed independently by the Company pursuant to the exploration and development work carried out by it.

In partial performance of its requirements under the Adrian Option, the Company paid Inmet US$300,000, issued to Inmet 200,000 shares of the Company and non-transferable share purchase options entitling Inmet to purchase up to a total of 1,000,000 shares of the Company and incurred expenditures on exploration and development of the Petaquilla Property of approximately US$13 million.  Pursuant to the Inmet Letter of Intent the Company, Georecursos and Inmet agreed that the Inmet Option and the Adrian Option were deemed to be exercised despite each party only having partially performed the exercise requirements thereof.  As a result, Inmet had a 48% interest and the Company a 32% interest in the Petaquilla Property, while the remaining 20% interest was held by Georecursos.

Transactions with Almond and Georecursos (Acquisition of 20% Interest)

In addition to the effective 32% direct interest acquired from Inmet (40% of the 80% Inmet Option), the Company formerly held a 20% indirect interest in the Petaquilla Property through its wholly-owned subsidiary Georecursos.  By an agreement dated April 14, 1993, as amended by an agreement dated June 7, 1993 (collectively, the “Almond Agreement”), between the Company, its wholly-owned subsidiary, Adrian S.A., Georecursos, and Almond, the Company acquired all of the issued and outstanding shares of Georecursos from Almond.  Almond is a private British Virgin Islands company wholly-owned by Minamerica Corporation.  Minamerica Corporation is a Panamanian corporation which was formerly the largest shareholder of the Company, initially holding over 20% of the Company's outstanding common shares, but which, to the best of the Company’s knowledge, no longer owns any shares of the Company. As consideration for the acquisition of Georecursos, the Company paid to Almond US$5,200,000, (of which US$3,200,000 was paid in cash on closing and US$2,000,000 was paid by way of promissory note which accrued interest at 4.55% and which was repaid during the financial year ended January 31, 1995) issued to Almond 3,100,000 common shares at a deemed price of $1.68 each and issued non-transferable share purchase warrants entitling Almond to purchase a further 3,600,000 common shares of the Company at a price of $1.50 on or before July 7, 1994 and at a price of $1.75 on or before July 7, 1995, all of which were exercised by Almond.  As additional consideration for the acquisition, the Company entered into an anti-dilution agreement dated July 7, 1993 with Almond, pursuant to which Almond is entitled to purchase its pro-rata share from time to time of any offering of the common shares of the Company on the terms and conditions of such offering.

Petaquilla Shareholders Agreement

On February 21, 1997, the Company entered into the Petaquilla Shareholders Agreement with Teck, Inmet, Georecursos and MP, which supersedes all previous agreements among the parties relating to the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, the Company, Teck, Inmet and Georecursos agreed to effectively transfer all of their interest in the Petaquilla Property to MP.  With the passage of the Ley Petaquilla, which issued a new exploration and exploitation concession for the Petaquilla Property, MP now holds 100% of the Petaquilla Property and is the operating company for the Petaquilla Property.  The shares of MP are owned by Inmet as to 48% and by the Company, through Georecursos, as to 52%.  Pursuant to the Petaquilla Shareholders Agreement, the Company and Georecursos have agreed to grant to Teck an option to acquire one-half of their interest in MP (an effective 26% overall interest).  In order for Teck to acquire such interest, it is required to:

(a)

fund 52% of the continuing exploration expenditures of MP, with Inmet to fund its 48% share, until such time as Teck either acquires its 26% interest or its rights are terminated;

(b)

fund 100% of and complete a final bankable feasibility study for the Petaquilla Property and deliver such study by January 21, 1998;

(c)

arrange project financing for MP for completion of development of the Petaquilla Property and, if necessary, fund 52% (Inmet to fund 48%) of any shortfall in the total project funding requirements in excess of arranged project financing.

Upon delivering the final bankable feasibility study, Teck will have a period of 90 days in which to make a commitment to place the Petaquilla Property into production.  Teck may give notice and defer making its production commitment if there exist conditions or circumstances of an economic nature external to Teck which would cause a reasonably prudent mining company considering the development of a project comparable in size, location, ore grade, capital cost and complexity to defer its decision to commence such development.  In such an event, Teck must annually update the final bankable feasibility study and deliver its updated study to the Company and Inmet.  The requirement to make a final production commitment within 90 days of delivery of the updated study applies to each subsequent year.  Failure to make such a production commitment in the absence of unfavourable economic conditions will result in the termination of Teck's right to acquire an interest in MP.

Teck has notified the Company that it has elected to defer, for one further year until February 21, 2004, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that current depressed copper prices (approximately 20% below the long-term price used by Teck in its economic analysis of Petaquilla) and the expectation that the copper over-supply situation will continue to necessitate delaying a production decision.

Upon Teck making a production commitment, Inmet is required to deliver a commitment to participate in the development of the project, failing which it will be required to dispose of its interest in MP.  Inmet is then required to either offer to sell its interest in MP to the other shareholders or accept an 8% net profit royalty interest.  Inmet's offer to sell its interest must be made firstly to the Company and then to Teck at a price to be determined by Inmet.  In the event that neither the Company nor Teck choose to acquire Inmet's interest, Inmet will be entitled to seek an independent purchaser of its interest on terms no more favourable than those offered to the Company and Teck.

If Teck does not make a production commitment, or gives notice of unfavourable economic conditions, either the Company or Inmet (defined in the Petaquilla Shareholders Agreement as the “Proposer”) may at any time give notice to the other parties of their intention to proceed with commencement of development operations on the Petaquilla Property in accordance with the most recently delivered Teck feasibility study.  Upon receipt of such notice, Teck has 50 days in which to give notice as to whether, if the Proposer became the purchaser under a “Shotgun Offer” (hereinafter described) Teck would deliver a final production commitment.  The other party, the Company or Inmet (defined in the Petaquilla Shareholders Agreement as the “Recipient”) has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise a “Shotgun Offer” and either sell its interest or acquire the Recipient's interest in MP, for cash, based on the value of MP as determined by the Proposer in accordance with the provisions of the Petaquilla Shareholders Agreement (the “Value”).  The Recipient has 15 days from receipt of the Shotgun Offer to agree to either sell its interest or acquire the Proposer's interest as applicable, and in the event that the Recipient does not take action within the 15 day period, it will thereafter be deemed to have agreed to sell its interest in MP.

If Inmet sells its interest, pursuant to the Shotgun Offer, the Company will pay Inmet 48% of the Value of MP.  If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the Value of MP on condition that in the event that Teck's interest under the Petaquilla Shareholders Agreement is terminated, the Company shall receive an additional 23% of the Value of MP.  If the Company sells its interest pursuant to the Shotgun Offer and Teck's interest pursuant to the Petaquilla Shareholders Agreement is not terminated, the Company shall not be entitled to receive any further amount, in excess of the 29% of the Value received on account of the sale of its interest in MP.  Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the property or its interest will be terminated.

Teck's right to acquire an interest in MP will terminate on the first of:

(a)

Teck electing to terminate its right, provided it has delivered its final bankable feasibility study;

(b)

Teck's failure to deliver the final bankable feasibility study by January 21, 1998;

(c)

failure of the final bankable feasibility study to meet the requirements of the feasibility study program detailed in the Petaquilla Shareholders Agreement; and

(d)

Teck's failure to deliver a production commitment as outlined above.

In the event that Teck's rights are terminated, Teck will retain a net profit royalty interest in the project at a rate to be determined.

Pursuant to a share purchase agreement between the Company and Teck dated February 21, 1997, Teck purchased 1,000,000 common shares of the Company on the open market in February, March and April 1997 at prices ranging from $2.30 to $3.05, and 500,000 common shares from the treasury of the Company at a price of $3.45 in March 1997.

MP has three directors and the Company, Teck and Inmet are each entitled to nominate one director.  Management of MP, however is vested in a “Shareholders Committee” comprised of one representative from each of the Company, Teck and Inmet who must act in accordance with the terms of the Petaquilla Shareholders Agreement.

MP cannot undertake any of the following activities without the agreement of parties holding not less than 85% of the outstanding shares of MP, expressed as a resolution approved by their representatives on the Shareholders' Committee:

(a)

a change in the number or composition of the Board or the Shareholders' Committee from that set forth in the Petaquilla Shareholders Agreement;

(b)

any delegation of any powers of the Board or the Shareholders' Committee, except as may be permitted by the Petaquilla Shareholders Agreement;

(c)

the acquisition by MP of any assets other than those relating to the Petaquilla Property, except as contemplated by the Petaquilla Shareholders Agreement or a feasibility study approved pursuant to the Petaquilla Shareholders Agreement;

(d)

disposition of any assets outside the ordinary course of business, except as contemplated by the Petaquilla Shareholders Agreement or a feasibility study approved pursuant to the Petaquilla Shareholders Agreement or the Ley Petaquilla;

(e)

any action related to the winding up or dissolution of MP;

(f)

the change of any dividend or distribution policy of MP;

(g)

the determination of any salaries or bonuses or fees to directors of MP, representatives serving on the Shareholders' Committee and any non full-time employees who are associated with any party to the Petaquilla Shareholders Agreement;

(h)

the approval of a feasibility study as contemplated by the Petaquilla Shareholders Agreement or any material amendment or supplement of a feasibility study or any work plan and budget which provides a material variation from any then applicable feasibility study;

(i)

any transaction between MP and any party to the Petaquilla Shareholders Agreement or an affiliate of such party which is not on ordinary commercial terms or which in any event is for an amount in excess of US$125,000 (except creation of and payments under subordinated loans made for any of the purposes contemplated by the Petaquilla Shareholders Agreement), in which case the approval required for any such transaction shall have been given by the other parties then holding 85% of the remaining outstanding shares of MP;

(j)

the settlement of any litigation providing for the payment to or payment by MP of an amount greater than US$500,000;

(k)

following the commencement of development operations for the Petaquilla Property, the permanent termination of mining operations in respect of the Petaquilla Property unless mining operations in the Petaquilla Property have been suspended for 48 consecutive months;

(l)

the temporary suspension of production operations, unless the cash operating costs/lb copper (net of other metal credits) exceed 80% of the weighted average copper price realized by MP for final settlements on the sale by MP of its copper concentrates during a four month period calculated at any time within thirty days of the determination, in which event the determination of a temporary suspension will be by a simple majority vote;

(m)

minerals marketing and hedging policies of MP, provided that after all third party production financing has been repaid, all marketing and hedging policies must be reviewed and reapproved and no marketing agreement may be entered into with a term of greater than one year and no hedging activities may be undertaken without first being approved by the Shareholders Committee in accordance with the Petaquilla Shareholders Agreement;

(n)

any decision to undertake subsequent mine construction operations on the Petaquilla Property after being initially placed into production at a time prior to the repayment of all third party production financing or where the projected period for recovery of costs of the construction is greater than 2.5 years;

(o)

the issuance of any additional shares of MP, the receipt of any subordinated loans or the issuance of any other securities of MP, except as provided by the Petaquilla Shareholders Agreement or the issuance of securities evidencing or securing third party production financing or working capital indebtedness approved in accordance with the Petaquilla Shareholders Agreement;

(p)

the amendment of the corporate by-laws of MP;

(q)

the undertaking of any business activity unrelated or not reasonably ancillary to the exploration, development and operation of one or more mines on the Petaquilla Property;

(r)

the incurring of indebtedness by MP or the creation of encumbrances in respect of its assets to secure such indebtedness, except for the incurring of indebtedness and the creation of encumbrances in respect of the financing or refinancing of development operations; working capital required for production operations; and unsecured indebtedness incurred for subsequent mine construction operations for which no approval greater than a simple majority is required;

(s)

prior to commercial production having been achieved, any work plan and budget, or amendment or supplement to a previously approved work plan and budget, providing for exploration operations which were not contemplated by the initial feasibility study;

(t)

after commercial production has been achieved, the provision in any annual work plan and budget for expenditures on account of exploration operations in excess of US$2,000,000 during that budget year; and

(u)

any change of financial year end of MP.

The Company has provided Teck with full authority to vote the Company's shares of MP on the Company's behalf at all meetings of the Shareholders' Committee.  The Company will provide Teck with proxies or other documents evidencing this appointment if requested to do so by Teck.  However, Teck will seek the Company's consent with respect to any matter enumerated in items (a)-(g), (j), (l), and (o)-(r) above.

Exploration History

The potential for copper porphyry deposits within the Petaquilla area was first recognized in February 1968 by members of a United Nations Development Program team who were carrying out a regional geological and geochemical survey of central Panama.  The U.N. team subsequently completed 37 short diamond drill holes totalling 9,000 feet on the newly discovered Petaquilla, Botija and Vega deposits.  In July 1969, the Panamanian government tendered the exploration rights to Petaquilla to international bidders and in July 1971 the concession was awarded to Panama Mineral Resources Development Company (“PMRD”), a consortium of seven Japanese copper companies.  The three main members were Mitsui Mining and Smelting Co., Dowa Mining Co. and Mitsubishi Metal Corp.  An extensive drill program consisting of 51 diamond drill holes totalling 41,500 feet, followed by preliminary reserve calculations, metallurgical test work and a positive feasibility study (based on a mill rate of 18,000 tonnes/day) was completed on the Petaquilla and Botija deposits by PMRD between 1977 and 1980 before the project was abandoned due to difficulties in negotiating a development agreement with the then Panamanian government under the mining statute in effect at the time.

No further development occurred until the concession which originally comprised the Petaquilla Property was granted to Georecursos in August, 1991.

Neither the United Nations nor PMRD analyzed their drilling and surface sampling for gold.  As such, the only existing gold data is that accumulated by the Company.  Drilling to date has shown that the distribution and intensity of gold values within mineralized zones varies directly with areas of elevated copper and depleted molybdenum contents.

Exploration - Results Obtained By The Company or On its Behalf

A program of rock sampling and geochemical surveying was carried out by Inmet in late 1990, followed by the establishment of 60 line-miles of surveyed grid (the “Faldalito-Petaquilla grid”).  After assuming operatorship of the Petaquilla Property in May 1992, the Company undertook a comprehensive exploration program involving linecutting, ground magnetic surveying, soil geochemistry and diamond drilling.  This work focused on corroborating the reported grade of copper-molybdenum mineralization in the Botija and Petaquilla deposits, evaluating their gold potential, testing their tonnage and grade potential along strike, to depth and up-dip, and carrying out the groundwork necessary for developing drill targets outside the limits of the two deposits.

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 32.4 line-miles of additional grid were cut and surveyed between April and July of 1992.  A total field magnetic survey was carried out over all crosslines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 164 foot (50 metre) intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totalling 6,970 feet were drilled in August and September of 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

The bulk of the 1993 exploration program consisted of diamond drilling.  Forty-six holes totalling 33,774 feet were drilled on the Petaquilla, Botija, Botija Abajo and Vega deposits.  Approximately two-thirds of the footage was drilled on the Botija deposit, demonstrating the continuity of mineralization in the relatively high grade West/Main Zone and confirming that this zone remains well-mineralized and open down-dip to the north.  The systematic evaluation of mineralization in Botija's East Zone was begun and an initial hole in its Central Zone intersected grades and thicknesses in excess of those initially expected by the Company.

Diamond drilling of the Petaquilla deposit focused on defining the extent and grade of near-surface copper-gold mineralization in the Southwest Zone.  Near the end of the program, alteration similar to the Southwest Zone was drilled in the west-central portion of the Petaquilla deposit and returned copper-gold grades similar to those of the Southwest Zone, indicating that this style of mineralization might be more widespread within the deposit.

Three other porphyry prospects, two of them newly-discovered, were drilled on the Petaquilla concession in 1993.  Two holes were drilled in the Vega area, confirming the existence of a large, mineralized porphyry system there.  Eleven holes were drilled on the Botija Abajo deposit, defining a zone of alteration and mineralization similar in appearance, grade and size to Petaquilla's Southwest Zone.  A single hole tested an extensive area of intense alteration with secondary chalcocite in the Brazo area.

Concurrent with this diamond drilling, a program of soil sampling, prospecting and geological mapping was carried out at the Botija Abajo, Brazo and Medio areas of the concession.

The Company's 1994 exploration program on the Petaquilla Property was successful in expanding reserves, discovering new deposits and outlining new, prospective zones of mineralization and anomalous geochemistry.  Reserves at the Petaquilla and Botija deposits were expanded and delineated by additional diamond drilling.  New zones of porphyry copper-gold and skarn mineralization were added to the existing mineralization at the Vega deposit.  Soil grid extensions, geological mapping and geophysics led to the discovery of a significant epithermal gold-silver deposit at Molejon.  Follow-up drilling at Brazo defined significant porphyry copper-gold mineralization.  Geological mapping and geochemical surveys established new zones of mineralization at Botija Norte and Lata.

Forty-five per cent of the 1994 drilling on the concession was directed at the Botija deposit.  Most of this was infill drilling in the West/Main zone which focused on upgrading the reserves to measured and indicated status.  Six successful drill holes in the Central zone, including hole B94-105 that intersected 236.5 metres of 0.59% copper and 0.11g/t gold, added new reserves to the deposit.  Three of these holes bottomed in mineralization due to faulted ground.  One step-out hole drilled in the East zone extended the mineralized zone to the east.

The Petaquilla deposit received 2448.5 metres of infill and stepout drilling in eight holes in 1994.  This drilling further defined reserves throughout the deposit.  Breccia bodies along the granodiorite-andesite contact have been noted as important controls for mineralization at this deposit, particularly in the Southwest zone.

Follow-up mapping and prospecting of the soil geochemical anomalies in the Rio Molejon area discovered gold mineralization in Quebrada Molejonose.  Following the discovery, hole MO94-57, which intersected 45.0 metres containing 3.82 g/t gold, and 7.30 g/t silver, 4156.0 metres of drilling was completed.  The Molejon deposit consists of three sub-parallel, northeast-striking, gently southwest-dipping, quartz vein breccia zones in a sequence of feldspar-quartz porphyries and andesitic volcanics.  All three of these zones are exposed at, and remain near, the surface laterally and down-dip.  The attitude and location of these breccia zones should make them amenable to bulk-tonnage, open-pit mining with low stripping ratios.  The Molejon deposit also remains open laterally and down-dip.

Additional diamond drilling at the Vega deposit in 1994 added tonnage to the existing northwest-trending deposit and defined a new mineralized block 200 metres to the northwest of the previous block.  This deposit consists of porphyry copper-gold and skarn mineralization related to a brecciated andesite-granodiorite contact, similar to the breccias observed at the Petaquilla deposit.  During the 1995 diamond drilling program, the Valle Grande area northwest of the Vega deposit was drill-tested with 95 drill holes.  Encouraging results were obtained from this program with values of up to 0.94% copper, 0.09 g/t gold and 0.04% molybdenite over 97.0 metres in hole V95-210 and 1.09% copper, 0.07 g/t gold and 0.03% molybdenite over 182.3 metres in hole VG95-223.  As drilling continued through 1995, the Valle Grande deposit proved to be joined with the Vega deposit to form what is now known as the Valle Grande deposit.

Six more holes were drilled at the Brazo deposit to follow up on hole BR93-52, which intersected strongly mineralized quartz-feldspar-porphyry.  Drilling was conducted at an area of anomalous gold-molybdenum-copper soil geochemistry underlain by the Brazo feldspar-quartz porphyry.  This porphyry is argillically altered at surface and contains stockwork quartz veining with chalcopyrite, pyrite and secondary chalcocite.  The Brazo deposit remains open down-dip.  The deposit is hosted within the Brazo porphyry and andesitic volcanics that are phyllically to argillically altered and contain abundant stockwork quartz veining.  A blanket of secondary copper enrichment commonly overlies this deposit.

The Botija Abajo deposit is a porphyry copper-gold deposit that is very similar to the Brazo deposit and the Company considers that it may form part of the same mineralized system.  It is hosted within argillic to phyllic altered Brazo feldspar-quartz-porphyry and is truncated by the northeast-trending Brazo fault.  Secondary copper mineralization, as chalcocite, is also present at this deposit.  One drill hole was carried out on this deposit in 1994 and much of the geochemical anomaly that marks this deposit remains untested by drilling.

The Petaquilla, Valle Grande, Molejon, Brazo and Botija Abajo deposits appear related to intersecting structural trends.  The Petaquilla, Valle Grande and Molejon deposits lie along a northwest trend that is marked by magnetic anomalies.  The Botija Abajo, Brazo and Molejon deposits lie along a northeast trend also marked by magnetic anomalies.  These three deposits are located where this northeast-trending magnetic and soil geochemical anomaly is intersected by northwest-trending geochemical anomalies.

In addition to these deposits, there are several areas throughout the Petaquilla Property that the Company considers merit further examination.  There are extensions to the Petaquilla geochemical anomaly in the Faldalito area that have not been fully tested.  Prospecting and extensions to the soil grid north of the Botija deposit have identified a large area of anomalous copper-gold-molybdenum soil geochemistry.  Andesitic volcanics intruded by altered and copper-mineralized porphyritic granodiorites have been mapped in the Botija Norte area.  Two drill holes were collared in this zone and intersected limited mineralization within altered granodiorites that are similar to those in the Botija deposit.

To the end of 1995, a total of 506 drill holes (totalling 332,300 feet) had been completed on the Petaquilla Property's nine deposits (Petaquilla, Botija, Valle Grande, Molejon, Botija Abajo, Brazo, Nada, Faldalito and Cuatro Crestas) and various other mineral occurrences.  The Company has also completed prospecting and preliminary soil sampling on approximately 80% of the Petaquilla Property and ground magnetics surveying on approximately 70% of the Petaquilla Property by the end of 1995.

Between January and May 1996, a 120 hole program of feasibility study diamond drilling was carried out on the Petaquilla, Botija and Valle Grande deposits.  The program included approximately 36 condemnation holes at proposed sites for waste dumps, stockpiles, tailings facilities and the milling complex.  Throughout the rest of 1997, Teck continued its work on the final feasibility study on these deposits (as well as the Molejon gold deposit).  The 1997 feasibility study work program included:

(a)

sufficient additional drilling as is warranted to define starter pit reserves (copper-equivalent grade in excess of 0.7%) in the Rio Medio area and any other areas which might be discovered as a result of such drilling;

(b)

additional drilling of the Petaquilla deposit at spacing which accords with the search parameters used in the calculation of proven and probable mineable reserves;

(c)

detailed assessment of the Molejon deposit in the feasibility study both as part of the copper mining operations and as a stand-alone gold operation with additional drilling as set out in (b) above if required;

(d)

a test program of large diameter diamond drill core bulk sampling and metallurgical testing in at least two of the pit areas to determine whether this indicates a significant positive difference from previous metallurgical results, and appropriate follow-up work if it does; this work to include, at a minimum, a total of 20 tonnes of HQ size drill core from the Botija and Petaquilla pits (estimated to be approximately 3,200 metres of drilling); the identification of a pyrite depressant and other parameters to yield industry standard copper and moly recoveries in the bulk concentrate circuit; mini-scale (200kg/hour) piloting to produce bulk concentrate for cleaning testwork; confirmation of regrind size for bulk concentrate cleaning; mineralogy and flotation testing; analysis of the effect of grind size on metallurgical performance for the mining plan composites for use in optimization studies; confirmation of industry standard moly recovery (90%) in the copper-moly circuit and confirmation of moly concentrate impurity levels; completion of grinding index testwork (crushing, rod mill and ball mill Bond indices) for use in optimization studies; completion of ore abrasion index tests to confirm grinding steel consumption rates;

(e)

a comprehensive study of the relative advantages and disadvantages of land based and submarine tailings disposal, including economic, environmental and social considerations;

(f)

an assessment of the feasibility of dump leaching of prestripped saprolite and low grade material, having regard to consequent acid utilization and dispersal;

(g)

all environmental studies which are required in order to obtain commitments for project financing; and

(h)

optimization of mine and plant design and location, recalculation of reserves, and an assessment of operating costs and optimum throughput based on the results of the foregoing work; the final bankable feasibility study to include reserve calculations by two independent engineering consulting firms using such search parameters as each firm deems appropriate, as well as full mining plans and financial analyses based on the reserves calculated by each firm; these mining plans and financial analyses will assume mill throughput rates of 90,000 and 120,000 tonnes per day, and additional mining plans and analyses may be undertaken to examine increasing throughput during the mine life from 90,000 to 120,000 tonnes per day.

Regional and Local Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits.

Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometre batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence.  The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite.  The Petaquilla and Botija deposits are centred on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

At the Botija deposit, the intrusive is a medium-grained, crowded porphyry composed of 25% plagioclase phenocrysts, 15% hornblende phenocrysts and 5-10% quartz grains in a feldspar rich matrix.  At the Petaquilla deposit, the intrusive is more obviously porphyritic, with a generally lower percentage of phenocrysts.  Contact phases and dykes at each deposit are finer-grained varieties of the main intrusive.  In particular, feldspar, hornblende, quartz porphyry dykes appear to be late stage phases of the granodiorite.  Most of these porphyry dykes post-date the mineralization, indicating that they were introduced during the waning stages of hydrothermal alteration and mineralization.  The youngest units encountered on the property are the unmineralized basalt and andesite dykes.

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centred four kilometres apart on an east-west trend within the Petaquilla Property.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite, and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

The Petaquilla deposit is largely hosted by porphyritic granodiorite below its intrusive contact with andesite forming a flat-lying to gently dipping sheet, trending east-west and dipping to the north.  It has been drilled for 1,600 metres along strike and remains open along strike to the south, east and west, and at depth.

The Valle Grande deposit is hosted dominantly by prophyritic granodiorite and similar to Petaquilla is a flat-lying sheet, trending northwest-southeast and dipping to the north.  It has been drilled for 2,400 metres along strike and is considered to have limited expansion potential.

The Botija deposit trends east-west and dips 20-30 degrees to the north or northeast.  It has been intersected by drilling along strike for 1,800 metres and up to 600 metres down dip. The Botija deposit remains open near surface to the south, along strike to the east and the west and in many places at depth both vertically and down dip to the north.

The general geology of the Molejon epithermal gold target is dominated by volcanic and subvolcanic intrusives including massive andesite flows, feldspar-porphyritic andesite flows, andesitic tuffs, and andesitic agglomerates.  This volcanic package has been intruded by feldspar-quartz porphyry and feldspar porphyry units.  A northeast trending fault is believed to be the major structural control for the emplacement of the hydrothermally altered quartz-carbonate breccia.

Mineralization

Mineralization at the Petaquilla, Valle Grande and Botija deposits is largely concentrated within potassic or phyllic altered porphyritic intrusives of granodioritic composition.  Volcanic-hosted copper mineralization, associated with strong biotite alteration, is widespread at the Petaquilla deposit and contributes significantly to its tonnage.  Mineralization in each deposit consists of chalcopyrite and pyrite as disseminations, within quartz veinlets and filling brittle, irregular fractures.  Pyrite content generally decreases with higher grade copper mineralization and increases towards the periphery of the deposits.  Chalcopyrite occurs most commonly as very fine disseminations within an altered intrusive matrix or biotite hornfels.  It is often associated with magnetite and/or chlorite or biotite altered mafic minerals, most notably in lower-grade sections of propylitic alteration.  Stockwork quartz veinlets are best developed within potassic alteration, where they crosscut pervasive silicification.  The irregular fracture-filling style of copper mineralization, which locally approaches a sulphide net, is largely confined to biotite-altered andesite at the Petaquilla deposit.  This is cut in places by narrow quartz-chalcopyrite veins which have developed bleached selvages of biotite destruction.  A fourth style of mineralization, consisting of chalcopyrite and pyrite coatings along steep, widely spaced, cooling joints, is confined to granodiorite along the eastern periphery of the Botija deposit.

Molybdenite is present mainly in quartz, carbonate, chalcopyrite veinlets hosted by granodiorite within the most intensely altered and mineralized portion of each deposit.  Bornite occurs locally with chalcopyrite and contributes significantly to the copper grade in some sections, mainly within hornfelsed andesites in the Petaquilla deposit.  Although leaching is widespread throughout the upper 10 to 30 metres of the deposits, supergene copper mineralization is not present in significant amounts.  Magnetite is an important accessory in both deposits, disseminated throughout both the porphyritic intrusives and the intruded andesite.

At the Molejon deposit, epithermal gold-silver mineralization occurs within structurally controlled zones of hydrothermal quartz-carbonate breccia and the fractured and altered rocks marginal to the quartz-carbonate breccia.  Assay boundaries of gold-silver mineralization are not sharply constrained by geological contacts.  Highest grade mineralization usually occurs in the quartz-carbonate breccia but economic mineralization also occurs in feldspar-quartz porphyry, and more rarely in feldspar-porphyritic andesite flows.

Preliminary Feasibility Study

In August, 1994, Kilborn completed a preliminary feasibility study on exploiting the Petaquilla and Botija deposits on the Petaquilla Property for copper, gold and molybdenum sulphide.  This preliminary study was updated by Kilborn in March, 1995 (collectively, the “Preliminary Study”).  In February 1996, FDW completed a scoping study on the Petaquilla, Botija, Valle Grande and Molejon deposits which updated certain of the reserve estimates in the Preliminary Study (see “Scoping Study” below).  A final bankable feasibility on the Petaquilla, Botija, Valle Grande and Molejon deposits was completed by Teck on in January 1998.

The following information is summarized from the Preliminary Study and is based on preliminary information and analysis, and remains subject to completion of a final feasibility study.

Conclusion

In the Preliminary Study, Kilborn concluded that the data it reviewed with respect to the Petaquilla and Botija deposits supported additional development of the deposits and the detailed analysis and cost of completing a final feasibility study.

Reserves

In the Preliminary Study, Kilborn reviewed only the Petaquilla and Botija deposits and referred to measured and indicated reserves in its calculation of economically mineable reserves.  In determining optimal project economics, mineralized material was treated so as to maximize the resulting cash flow.  During the optimization process, an effective cut-off grade was generated as a part of the computations.  This grade has been calculated to be 0.20% copper equivalent which is considered to be a break-even grade, assuming that mining is already paid for and that mineralized material recovered will pay all other transport and processing costs.  This approach resulted in a base case showing diluted measured and indicated mineable reserves at the Petaquilla and Botija deposits of 579 million tonnes grading 0.52% copper, 0.12 g/t gold and 0.014% molybdenite.  The Preliminary Study states that there is a possibility that additional defined mineralization at Petaquilla and Botija could be converted into measured and indicated reserves with additional diamond drilling.  Addition of this mineralization could extend projected mine life.

Metallurgy

The Preliminary Study discusses the metallurgical testwork completed to date which indicates that the copper-gold concentrates produced from Petaquilla and Botija ores will have a copper grade of approximately 27.1% and a gold content of approximately 4.2 g/tonne.  The Bond Work Index for the ore will average approximately 12.7 kwh/dmt for the Petaquilla ore and approximately 13.6 kwh/dmt for the Botija ore.  Copper recoveries are estimated to be approximately 90% while gold recoveries are estimated to range from 60% to 75% (70% to 75% for Botija and 60% for Petaquilla).  Molybdenum sulphide recoveries have been estimated to range between 70% and 75%.   Metallurgical testwork suggests that the deposits will yield a relatively clean concentrate as mercury and arsenic levels are below the limits at which penalties are assessed.

Additional metallurgical testwork will be required as part of a final feasibility study in order to confirm these results.

Operating Plan

The following information is summarized from the Preliminary Study and is based on preliminary information and analysis and remains subject to completion of a final feasibility study.

The Preliminary Study recommends development of the Petaquilla and Botija deposits as an open pit operation with a milling rate of 60,000 tonnes per day to produce copper, gold and molybdenum flotation concentrates, based on estimated total diluted mineable reserves of 579 million tonnes grading 0.52% copper, 0.12 g/t gold, 0.014% molybdenite at a cutoff grade of 0.20% copper equivalent for a mine life of 26.4 years.  Average recoveries are estimated to be 90% for copper, 65% for gold and 72% for molybdenite.  At this rate, an average 227 million recoverable pounds of copper, 52,000 recoverable ounces of gold and 4.8 million recoverable pounds of molybdenite are projected by Kilborn to be produced annually.  For these purposes “recoverable ounces” or “recoverable pounds” means the amount of metal produced from diluted mineable reserves after taking into account milling losses based on projected average recoveries of 90% for copper, 65% for gold and 72% for molybdenite.  The project would have an initial stripping ratio of 0.74:1 increasing to a maximum of 1.19:1 in year 7, for an overall stripping ratio of 0.97:1.

The Preliminary Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the Petaquilla and Botija deposits into production is estimated at US$457 million, while ongoing capital costs are estimated to total US$215 million.  Major infrastructure costs included in initial capital costs are a new port facility at a cost of US$33 million and a diesel-powered electricity generation facility at a cost of US$41 million.  The initial capital cost estimate does not include “owner's costs” (ie. initial working capital, financing costs etc.) which can be significant for a project of this scope.

The average net smelter return per tonne of ore is estimated to be US$7.71, while the average operating cost for the Petaquilla and Botija deposits is estimated at US$3.63 per tonne of ore.  The average on-site cash cost to produce one pound of copper is estimated at US$0.35.

Project economics were calculated in a base case that utilized only measured and indicated reserves in determining projected financial results.  There is a possibility that additional defined mineralization at the two deposits which do not meet the criteria for measured and indicated reserves (some 34% of the known mineralization at Petaquilla and some 28% of the known mineralization at Botija) could be converted into measured and indicated reserves with additional infill drilling.  This additional defined mineralization exists within the ultimate pit limits and could potentially allow for an extension of the mine life or a higher production rate. The Petaquilla and Botija deposits are also open to expansion outside their existing ultimate pit limits.

In addition to the base case scenario, a comparison was conducted in the Preliminary Study using a 0.50% copper equivalent cutoff grade.  Other than the higher cutoff grade, the comparison used the same parameters as the base case.  In this scenario, diluted mineable reserves of 320 million tonnes grading 0.64% copper, 0.12 g/t gold and 0.021% molybdenite would support a mine life of 14.7 years.

Base prices used in the Preliminary Study were US$1.00 per pound for copper, US$375 per ounce for gold and US$6.00 per pound for molybdenum.

There can be no assurance that the projected production or financial results for the Petaquilla and Botija deposits will actually be attained.

Environmental

The Preliminary Study indicates that permitting of mines in Panama is required by Recursos Minerales, part of which requires the mining company to submit an environmental report consisting of three documents, being the Preliminary Evaluation, an Environmental Reconnaissance Report and an Environmental Viability Report.

The Preliminary Study recommends baseline environmental and socioeconomic studies to be undertaken in order to comply with the requirements of Recursos Minerales, including:

(a)

topographical, surficial materials and soils mapping,

(b)

maintaining two meteorological stations to compile data on rainfall runoff characteristics, storm frequency, etc.,

(c)

a hydrology monitoring program,

(d)

a baseline water quality program,

(e)

studies to document aquatic biophysical habitat mapping and fish species population characteristics and stream sediment information,

(f)

inventory of vegetation and wildlife,

(g)

detailed archeological investigations,

(h)

studies of the potential social and economic benefits and negative impacts from the project on a local, regional and national scale.

The estimates in the Preliminary Study include a portion of the assay laboratory building being devoted to on-site environmental requirements, including start-up field and laboratory monitoring equipment.  Estimated operating costs for environmental requirements are included in the estimated mine operating costs, including permit monitoring, outside laboratory analyses and annual waste discharge permit fees.

The Preliminary Study indicates that the Company will likely be required to post a reclamation bond.  While the Preliminary Study suggests that reclamation of the project area is expected to be relatively straightforward, because of the stage of development of the project at this time there can be no assurance that costs associated with environmental requirements will not have an adverse effect on the project and the operating results of the Company.

Production Scoping Study

In February, 1996, FDW completed a scoping study (the “Scoping Study”) on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining plan to be implemented.  The following information is summarized from the Scoping Study and is based on preliminary information and analysis, and remains subject to completion of a final feasibility study.  FDW's work was primarily focused on updating and consolidating ore reserve estimates and production schedule optimization.

Conclusion

Based on estimated measured and indicated diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite (using a 0.35% copper equivalent cutoff grade), FDW concluded that the optimum throughput rate for open pit mining of the four deposits was 120,000 tonnes per day for a projected mine life of 33.4 years.

Reserves

In the Scoping Study, FDW reviews only the Petaquilla, Botija, Valle Grande and Molejon deposits and refers to measured and indicated reserves in its calculation of economically mineable reserves.  In determining optimal project economics, mineralized material was treated so as to maximize the resulting cash flow.  During the optimization process, an effective cut-off grade was generated as a part of the computations.  This grade has been calculated to be 0.35% copper equivalent which is considered to be a break-even grade, assuming that mining is already paid for and that mineralized material recovered will pay all other transport and processing costs.  This approach resulted in a base case showing diluted measured and indicated mineable reserves at the four deposits of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite.

Metallurgy

The Scoping Study estimates average recoveries of 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite.  These estimates are based on the metallurgical conclusions of the Preliminary Study as well as subsequent testwork.

Additional metallurgical testwork will be required as part of a final feasibility study in order to confirm these estimates.

Operating Plan

The following information is summarized from the Scoping Study and is based on preliminary information and analysis and remains subject to completion of a final feasibility study.  The Scoping Study recommends development of the Petaquilla, Botija, Valle Grande and Molejon deposits as an open pit operation with a milling rate of 120,000 tonnes per day to produce copper, gold and molybdenum flotation concentrates, based on estimated total diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, at a cutoff grade of 0.35% copper equivalent for a mine life of 33.4 years.  Average recoveries are estimated to be 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite.  At this rate, an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite are projected to be produced annually.  In the case of the Scoping Study, “recoverable ounces” or “recoverable pounds” means the amount of metal produced from diluted mineable reserves after taking into account milling losses based on projected average recoveries of 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite.  The project would have an overall stripping ratio of 1.1:1.

The Scoping Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the Petaquilla, Botija, Valle Grande and Molejon deposits into production is estimated at US$825 million, while ongoing capital costs are estimated to total US$296 million.  The initial capital cost estimate is based on Kilborn's estimates in the Preliminary Study to which was applied a factor of 1.62 to account for the increased throughput.

Final Feasibility Study

In January 1998, H.A. Simons Ltd. (“Simons”) on behalf of Teck completed a final bankable feasibility study (the “Final Study”) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The following information is summarized from the Final Study.

Conclusion

Based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US$5.10 and US$6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life), the Final Study shows that the optimum throughput rate for open pit mining of the three deposits was 120,000 tonnes per day for a projected mine life of 23 years.

Reserves

In the Final Study, Simons reviews only the Petaquilla, Botija and Valle Grande deposits and refers to measured and indicated reserves in its calculation of economically mineable reserves.  The Final Study concluded that the total mineable reserves in the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver.  Reserves were calculated using a variable economic cut-off grade of between US$5.10 and US$6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US$2.92/tonne was used for the low-grade stockpile.  The recoverable payable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low grade stockpile.

Metallurgy

The Final Study estimates average recoveries of 90% for copper, 58% for gold and 62% for molybdenite.

Operating Plan

The Final Study examines development of the Petaquilla, Botija and Valle Grande deposits as an open pit operation to produce copper, gold and molybdenum flotation concentrates, based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US$5.10 and US$6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life) for a mine life of 23 years at a throughput rate of 120,000 tonnes per day or a mine life of 29 years at a throughput rate of 90,000 tonnes per day.  Average recoveries are estimated to be 90% for copper, 58% for gold and 62% for molybdenite.  At this rate, an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.

The Final Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the three deposits into production is estimated at US$1.12 billion, while ongoing capital costs are estimated to total US$372 million.

The Final Study also examined an alternate case which includes an additional 356 million tonnes of preliminary scoping level mineable reserves at Valle Grande, the Molejon gold deposit and third party power supply options for Petaquilla as an alternate case and did not include production from Molejon gold deposit or the additional preliminary scoping level mineable reserves at Valle Grande in its base case analysis.

Status of Project Financing

Under the Petaquilla Shareholders Agreement, Teck may acquire one half of the interest of the Company in MP (indirectly acquiring a 26% interest in the Petaquilla Property) by, inter alia, funding all of the costs of the Company and Georecursos of placing the Petaquilla Property into production and all subsequent costs, or 52% of the total costs thereof.  The terms of these arrangements are described in detail under the heading “Title” above.  In the event that Teck does not acquire an interest in the Petaquilla Property, the Company intends to finance its 52% share of the costs of placing the Petaquilla Property into production through equity financing and/or copper or gold loans.  There can be no assurance, however, that the Company will be able to obtain required financing either on acceptable terms or at all.

Teck has notified the Company that it has elected to defer, for one further year, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that current depressed copper prices (approximately 20% below the long-term price used by Teck in its economic analysis of Petaquilla) and the expectation that the copper over-supply situation will continue to necessitate delaying a production decision.

Doing Business in Panama

The following briefly summarizes the Company's understanding of the economic and political climate in Panama based on research and information compiled by the Company from various sources which it believes to be reliable:

Democracy was restored in Panama in December of 1989 following the invasion of Panama by the U.S. military.  In May, 1994, Panama held its first democratic elections in almost 30 years, resulting in the election of P.R.D. candidate, Dr. Ernesto Perez Balladares, as President of the Republic.  The next election was held in May 1999 and resulted in Mireya Moscoso, leader of the Arnulfista Party, becoming President of the Republic.

Mining has not historically been a significant factor in the Panamanian economy and, consequently, Panama does not have the infrastructure and trained personnel required for modern mining operations. The government of Panama has, however, included the development of mineral resources in its economic plan to diversify the Panamanian economy and has taken steps to put in place the legislative framework needed to foster development of these resources.

The Code of Mineral Resources of the Republic of Panama has been subject to substantial modifications, among which the most important are Law No. 3 of January 28, 1988 and Law No. 32 of February 9, 1996.  The main purpose of such amendments was to simplify the procedure for filing the necessary petitions to obtain concessions, either for conducting mining exploration or mining extraction operations and property rights over the minerals extracted.  These amendments grant total exemption for import taxes and customs duties for all equipment, spare parts and materials used in the development of any type of mining operations and there are no export taxes on mineral production.

An exploration concession permits the holder to explore for the minerals specified in the concession.  The rental rates payable by the holder to the Government of Panama are US$0.50 per hectare for the first 2 years, US$1.00 per hectare for the third and fourth years, and US$1.50 for the fifth year and thereon. A 2% gross overriding royalty on the value received for all minerals of higher commercial value, i.e. gold and silver, mined from the concession is payable to the Government of Panama.

The holder of an exploration concession has the exclusive right to obtain an exploitation concession for the subject area upon determining that the minerals covered by the concession may be produced in commercial quantities through a separate request to the Government of Panama.  Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between US$0.75 and US$4.00 per hectare.  Rental rates for metallic minerals like copper, iron, zinc, aluminum and precious metals like gold and silver, are US$1.00 per hectare for the first 5 years, US$2.00 from the sixth to the tenth year, and US$3.00 the eleventh year and thereon.  A 2% gross overriding royalty on the value received for all minerals mined from the concession is payable to the Government of Panama. However, this overriding royalty will be 4% for minerals of higher commercial value like gold and silver.

Exploitation concessions generally permit the holder to carry out additional pre-development exploration, to construct all necessary production facilities and to extract, process, store, transport, market and export the minerals subject to the concession so long as production is ongoing.

In 1995, the Panamanian Tax Reform Law was enacted to simplify the corporate income tax rates applicable to income earned in Panama (Law No. 28 of June 20, 1995).  Since June 1995, the corporate income tax rate is 30%.  In addition to corporate income tax, Panamanian law provides for a dividend tax.  With the exceptions provided for in the Fiscal Code of the Republic of Panama, all corporations must retain 10% of the amounts they may distribute among their shareholders as dividends or share quotas.  In case dividends are not distributed, or the entire amount distributed as dividend or share quota is less than 40% of the net profit of that fiscal period, minus taxes paid by the corporation, the corporation must cover 10% of the remainder.

The Fiscal Code of the Republic of Panama indicates certain expenses which may be deducted from the income tax, applicable to companies conducting mining activities.  Additionally, the Code of Mineral Resources establishes certain expenses related to said activities that may be deducted from income tax as well.

There are currently no significant restrictions on repatriation from Panama of earnings to foreign entities other than the income tax and the dividends tax referred to above.  There are currently no currency exchange or foreign investment restrictions of material significance.

Based on the Company's understanding of current Panamanian environmental laws and regulations, the Company does not anticipate that such laws will have any adverse material impact on any operations it may conduct in the future.

The foregoing laws of general application apply to the Company’s Panamanian mineral properties other than the Petaquilla Property which is governed primarily by  the Ley Petaquilla.  See “Item 4 -  Information on the Company - B. Business Overview” above.

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and, with the exception of its Petaquilla Property which is the subject of a bankable final feasibility study, its current operations on its various properties are exploratory searches for mineable deposits of minerals.  During the fiscal year ended January 31, 2003, the Company was primarily engaged in the continued development of its Petaquilla Property in Panama.  As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at that time.  It remains uneconomic at the present time.

Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended January 31, 2002

During the fiscal year ended January 31, 2003, the Company recorded interest income of $71,363, a foreign exchange loss of $43,482 and a writedown of marketable securities of $11,685.  During the fiscal year ended January 31, 2002, the Company recorded interest income of $81,897, a foreign exchange gain of $62,239, a gain on the sale of marketable securities of $80,977 and write-downs of marketable securities and resource properties of $141,167 and $32,628,433, respectively.

General and administrative expenses for the fiscal year ended January 31, 2003 were $230,298, up slightly from $203,352 for the fiscal year ended January 31, 2002.  While the total amount of general and administrative expenses was up slightly, wages and benefits decreased to $13,656 for the fiscal year ended January 31, 2003 from $75,290 for the fiscal year ended January 31, 2002 as a result of the termination of employees during the fiscal year ended January 31, 2003.  This saving was offset by property expenses of $31,638 associated with the Petaquilla Property expensed during the fiscal year ended January 31, 2003 and the requirement to record stock based compensation totalling $48,290 as consulting fees.

The net loss for the fiscal year ended January 31, 2003 was $214,102 or $0.01 per share as compared with a net loss for the fiscal year ended January 31, 2002 of $32,747,839 or $1.03 per share.  The Company also expects to incur a net operating loss for the fiscal year ended January 31, 2004.

Fiscal Year Ended January 31, 2002 Compared to Fiscal Year Ended January 31, 2001

During the fiscal year ended January 31, 2002, the Company recorded interest income of $81,897, a foreign exchange gain of $62,239, a gain on the sale of marketable securities of $80,977 and write-downs of marketable securities and resource properties of $141,167 and $32,628,433, respectively.  During the fiscal year ended January 31, 2001, the Company recorded interest income of $105,788, a restated foreign exchange gain of $37,736 and property revenue of $8,000 and recorded a write down of marketable securities and resource properties of $477,345, in the aggregate, and an equity loss in an associated company, Hyperion Resources Corp., of $733,521.

General and administrative expenses for the fiscal year ended January 31, 2002 were $203,352, down from $471,106 for the fiscal year ended January 31, 2001.  This decrease is primarily due to decreased accounting and legal charges, depreciation and wages and benefits.  Accounting and legal charges for the fiscal year ended January 31, 2002 decreased to $33,863 from $57,119 for the fiscal year ended January 31, 2001, largely as a result of charges incurred in the previous year in connection with an equity financing and the incorporation of a British Virgin Islands subsidiary.  Depreciation for the fiscal year ended January 31, 2002 decreased to $24,702 from $64,952 for the fiscal year ended January 31, 2001, largely as a result of its declining balance.  During the fiscal year ended January 31, 2002, wages and benefits decreased to $75,290 from $246,850 for the fiscal year ended January 31, 2001 largely as a result of the cessation of executive salaries during the fiscal year ended January 31, 2002.

The net loss for the fiscal year ended January 31, 2002 was $32,747,839 or $1.03 per share as compared with a restated net loss for the fiscal year ended January 31, 2001 of $1,522,146 or $0.05 per share.  The Company also expects to incur a net operating loss for the fiscal year ended January 31, 2003.

Fiscal Year Ended January 31, 2001 Compared to Fiscal Year Ended January 31, 2000

During the fiscal year ended January 31, 2001, the Company recorded interest income of $105,788 and property revenue of $8,000.  During the fiscal year ended January 31, 2000, the Company recorded interest income of $156,433, property income of $159,625 and other income of $95,327.

Expenses for the fiscal year ended January 31, 2001 were $471,106, down from $714,844 for the fiscal year ended January 31, 2000.  This decrease is primarily due to decreased depreciation, insurance, office administration costs and rent.   Depreciation for the fiscal year ended January 31, 2001 decreased to $64,952 from $105,404 for the fiscal year ended January 31, 2000, largely as a result of completion of depletion of leasehold improvements.  Insurance expenses fell to $11,655 in the fiscal year ended January 31, 2001 from $37,956 in the fiscal year ended January 31, 2000.  During the fiscal year ended January 31, 2001, office and rent costs decreased to $43,013 from $178,151 for the fiscal year ended January 31, 2000 as a result of cost sharing arrangements during the fiscal year ended January 31, 2001.

During the fiscal year ended January 31, 2001, the Company recorded a write down of marketable securities and resource properties of $477,345, in the aggregate, a restated foreign exchange gain of $37,736 and an equity loss in an associated company, Hyperion Resources Corp., of $733,521.  During the fiscal year ended January 31, 2000 the Company recorded a write down of marketable securities of $156,000, a restated foreign exchange loss of $76,187 and an equity loss in an associated company, Hyperion Resources Corp., of $67,204.

The restated net loss for the fiscal year ended January 31, 2001 was $1,522,146 or $0.05 per share as compared with a restated net loss for the fiscal year ended January 31, 2000 of $602,850 or $0.02 per share.

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.  The Company's principal property, the Petaquilla Property, is located in Panama, and as a result the Company's operations on the property may be subject to additional risks, which are more fully described in “Item 3 - Key Information - D. Risk Factors”.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company has no plans to continue its exploration activities on its currently held properties.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above.  Based on its existing working capital, the Company expects to require additional financing (which it is currently seeking) for its currently held properties during the upcoming fiscal year.  Accordingly, there is substantial doubt about its ability to continue as a going concern.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Mineral properties and marketable securities that were written down in the years ended January 31, 2003, 2002 and January 31, 2001, were written down when the Company decided there was little or no possibility of recovery from these properties.  All expenses incurred during the fiscal year ended January 31, 2003 that were associated with the Company’s mineral properties were expensed during the period.  Management reviews annually the carrying value of the Company’s interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

January 31, 2003 Compared to January 31, 2002

 At January 31, 2003, the Company's current assets totalled $271,542 compared to $251,419 at January 31, 2002.  The increase is primarily attributable to interest income received during the period.  During the same period, total liabilities increased to $128,246 from $68,312.   As a result, working capital was $143,296 at January 31, 2003 as compared with working capital of $183,107 at January 31, 2002.  As at January 31, 2003 and January 31, 2002, the Company had no long-term debt.

At January 31, 2003, the Company had total assets of $1,196,640 as compared with $1,302,518 at January 31, 2002.  This decrease is due to general and administrative expenses incurred by the Company.

Share capital as at both January 31, 2003 and 2002 was $48,842,442.

The Company's largest cash outflows in the fiscal years ended January 31, 2003 and 2002 were due to general and administrative expenses of $230,298 and $203,352, respectively.

The most significant contribution to working capital in the year ended January 31, 2003 was provided by interest income of $71,363.  The most significant contribution to working capital in the year ended January 31, 2002 was provided by interest income of $81,897.

January 31, 2002 Compared to January 31, 2001

 At January 31, 2002, the Company's current assets totalled $251,419 compared to $345,951 at January 31, 2001.  The decrease is primarily attributable to general and administrative expenses.  During the same period, total liabilities decreased to $68,312 from $76,872.   As a result, working capital was $183,107 at January 31, 2002 as compared with working capital of $317,873 at January 31, 2001.  As at January 31, 2002 and January 31, 2000, the Company had no long-term debt.

At January 31, 2002, the Company had total assets of $1,302,518 as compared with $34,058,917 at January 31, 2001.  This decrease is due principally to the recording of a write-down of resource properties of $32,628,433 as a result of current depressed copper prices making development of the Petaquilla Property uneconomic at the present time.

Share capital as at both January 31, 2002 and 2001 was $48,842,442.

The Company's largest cash outflow in the fiscal year ended January 31, 2002 was due to general and administrative expenses of $203,352.  The Company's largest cash outflow in the fiscal year ended January 31, 2001 was due to general and administrative expenses of $471,106.  During the fiscal year ended January 31, 2002, the Company also incurred mineral property expenditures of $3,306, compared to net property expenditures of $423,739 during the fiscal year ended January 31, 2001.  The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended January 31, 2002 was provided by interest income of $81,897.  The most significant contribution to working capital in the year ended January 31, 2001 was provided by interest income of $105,788.

January 31, 2001 Compared to January 31, 2000

 At January 31, 2001, the Company's current assets totalled $345,951 compared to $766,910 at January 31, 2000.  The decrease is primarily attributable to general and administrative expenses.  During the same period, total liabilities decreased to $76,872 from $128,156 (restated).   As a result, working capital was $317,873 at January 31, 2001 as compared with working capital of $695,050 at January 31, 2000.  As at January 31, 2001 and January 31, 2000, the Company had no long-term debt.

At January 31, 2001, the Company had total assets of $34,058,917 as compared with $35,377,986 at January 31, 2000.  This decrease is due principally to the general and administrative expenses incurred by the Company and the recording of an equity loss in an associated company, Hyperion Resources Corp.

Share capital as at January 31, 2001 was $48,842,442, up from $48,588,081 as at January 31, 2000 due to the issuance of share capital.  During the fiscal year ended January 31, 2001, the Company issued 1,666,666 units pursuant to a brokered private placement to generate net proceeds of $227,500.  Each unit was comprised of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.19 per share until September 7, 2002.  The Company also issued 150,000 common shares as a corporate finance fee and broker’s warrants entitling the broker to purchase up to 416,666 additional common shares of the Company at a price of $0.19 per share until September 7, 2002, in connection with such private placement.  During the fiscal year ended January 31, 2001, the Company also issued 277,778 units pursuant to a private placement to generate net proceeds of $50,000.  Each unit was comprised of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.18 per share until September 7, 2002.

The Company's largest cash outflow in the fiscal year ended January 31, 2001 was due to general and administrative expenses of $471,106.  The Company's largest cash outflow in the fiscal year ended January 31, 2000 was due to general and administrative expenses of $714,844.  During the fiscal year ended January 31, 2001, the Company also incurred mineral property expenditures of $423,739, compared to net property expenditures of $266,523 during the fiscal year ended January 31, 2000.  The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended January 31, 2001 was provided by interest income of $105,788.  The most significant contribution to working capital in the year ended January 31, 2000 was provided by interest income of $156,433,  property income of $159,625 and other income of $95,327.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The significant measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its losses would have neither increased nor decreased, increased by $127,800 and decreased by $390,737, respectively, for the fiscal years ended January 31, 2003, 2002 and 2001, respectively.

Outlook

For the remainder of the fiscal year ending January 31, 2004, the Company’s activities will focus on the acquiring of one or more mineral properties of merit.  Based on its existing working capital, the Company expects to require additional financing during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Joaquin Alviz

Mr. Alviz is a director of the Company. In 1988, he founded ICASUR, S.A., a Spanish Engineering and Construction Company with subsidiaries in South America, Indonesia and the Philippines, and is presently the President of that firm.  Mr. Alviz is 47 years old.

Maria Antonia Gomez Alviz

Ms. Alviz is a director of the Company. She is the owner of REGRAEX, a Spanish granite and marble quarrying company and has been that firm’s General Manager since 1989.  Ms. Alviz is 45 years old.

R. Stuart Angus

Mr. Angus is a director of the Company.  He has been a business lawyer for 28 years, his practice being focussed on the mineral exploration and development business.  Mr. Angus is 54 years old.

Richard Fifer

Mr. Fifer is a director of the Company. He is a geologist by training and has acted as the Chairman & President CODEMIN, the state mining company of Panama since 1997.  He was formerly the Governor of the Panamanian Province of Coclé from 1999 to 2002.   Mr. Fifer is 46 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award" in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 55 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 44 years old.

Edward G. Thompson

Mr. Thompson is a director of the Company.  He holds a M.A.Sc. in Economic Geology from the University of Toronto and has worked as a geologist or chief executive officer of numerous public mining and exploration companies.  Mr. Thompson is 65 years old.

B.

Compensation

During the fiscal year ended January 31, 2003, the Company did not pay any cash compensation to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended January 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President; and J.G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended January 31, 2003, 2002 and 2001 in respect of the individuals who were, at January 31, 2003, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President, CEO	2003 2002 2001	nil $15,324 $130,255	nil nil nil	nil nil nil	574,847/0 nil 195,000/0	N/A N/A N/A	N/A N/A N/A	nil nil nil

J.G. Stewart Corporate Secretary	2003 2002 2001	Nil $10,946 $93,039	nil nil $3,000	nil nil nil	457,650/0 nil 195,000/0	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended January 31, 2003 to Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	574,847	23.9%	$0.15	$0.10	April 18, 2007
J.G. Stewart	457,650	19.1%	$0.15	$0.10	April 18, 2007

*

Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

1

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended January 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	574,847	$11,497

J.G. Stewart	nil	nil	457,650	$9,153

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSE.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSE on January 31, 2003, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The following table sets forth stock options granted by the Company during the fiscal year ended January 31, 2003 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
R. Stuart Angus	320,000	13.3%	$0.15	$0.10	April 18, 2007
Edward G. Thompson	280,000	11.6%	$0.15	$0.10	April 18, 2007

*

Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Joaquin Alviz	Nil	nil	nil	nil

Maria Antonia Gomez Alviz	Nil	nil	nil	nil

R. Stuart Angus	Nil	nil	320,000	$6,400

Richard Fifer	Nil	nil	nil	nil

Edward G. Thompson	Nil	nil	280,000	$5,600

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSE.

3

The figures relate solely to stock options.

4

The closing price of common shares of the Company on the TSE on January 31, 2003 was less than the exercise price of the stock options.

5

All such options are currently exercisable.

A.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  R. Stuart Angus and Edward G. Thompson have been directors of the Company since July 13, 1993.  Chet Idziszek has been a director of the Company since June 27, 1990 and the President of the Company since April 6, 1993.  J.G. Stewart has been a director of the Company since July 13, 1993 and the Secretary of the Company since June 9, 1993.  Joaquin Alviz, Maria Antonia Gomez Alviz and Richard Fifer have been directors of the Company since July 24, 2002.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of R. Stuart Angus, J.G. Stewart and Edward G. Thompson.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

B.

Employees

During the fiscal years ended January 31, 2003, 2002 and 2001, the Company had an average of six employees.  Of these, five persons worked out of the Company’s head office and one person worked out of the Company’s Panama office.  Of the average of six employees, two worked in management roles (both in Canada), two in secretarial roles (one in Canada and one in Panama), one in an accounting role (in Canada) and one in Canada as a geologist or in other aspects of the Company’s mineral exploration work.  One employee was a casual or temporary employee.

C.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at June 10, 2003	Number of Options or Warrants Outstanding at June 10 2003	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date

Joaquin Alviz	nil	nil	n/a

Maria Antonia Gomez Alviz	nil	nil	n/a

R. Stuart Angus	nil	320,000	1.0%	$0.15	April 18, 2007

Richard Fifer	nil	nil	n/a

Chet Idziszek	285,278	574,847	2.6%	$0.15	April 18, 2007

J.G. Stewart	12,450	457,650	1.4%	$0.15	April 18, 2007

Edward G. Thompson	nil	280,000	0.8%	$0.15	April 18, 2007

Total:	297,728	1,632,497	5.9%

1

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 10, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 33,340,543 Common Shares outstanding as of June 10, 2003.

On June 23, 1994 the Company adopted a stock option plan (the “Plan”) which authorizes the Company’s board of directors to grant incentive stock options to the directors, officers and employees of the Company or its associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the TSX Venture Exchange.  Under the terms of the Plan, the aggregate number of common shares of the Company reserved for issuance under the Plan at any time may not exceed 4,950,968 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On July 24, 2002, the Company’s board of directors amended the Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 10, 2003	Percentage of Common Shares Outstanding at June 10, 2003
Teck Corporation	2,250,000	6.7%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 10, 2003 there were 33,340,543 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 158 registered holders of the Company's common shares resident in the United States, holding an aggregate 8,346,115 common shares, including 8,103,307 shares held by Cede & Co.  This number represents approximately 25% of the total issued and outstanding common shares of the Company as at June 10, 2003.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 10, 2003 there were 1,414 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 9,585,149 common shares.  This number represents approximately 28.7% of the total issued and outstanding common shares of the Company as at June 10, 2003, also including the 8,103,307 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 1,571 holders holding an aggregate 9,827,957 common shares.  This number represents approximately 29.5% of the total issued and outstanding common shares of the Company as at June 10, 2003.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended January 31, 2003, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

A.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended January 31, 2003 which contain an Audit Report dated June 3, 2003 and an Audit Report dated April 18, 2002, Balance Sheets as at January 31, 2003 and 2002, Statements of Loss and Deficit for the Fiscal Years Ended January 31, 2003, 2002 and 2001, Statements of Cash Flows for the Fiscal Years Ended January 31, 2003, 2002 and 2001 and Notes to the Financial Statements.

B.

Significant Changes

                 No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2004	$0.20	$0.10
May	$0.115	$0.10
April	$0.13	$010
March	$0.14	$0.10
February	$0.20	$0.105
First Quarter	$0.20	$0.10
2003	$0.30	$0.075
January	$0.30	$0.10
December	$0.15	$0.10
Fourth Quarter	$0.30	$0.085
Third Quarter	$0.13	$0.085
Second Quarter	$0.185	$0.08
First Quarter	$0.15	$0.075
2002	$0.165	$0.05
Fourth Quarter	$0.10	$0.05
Third Quarter	$0.105	$0.06
Second Quarter	$0.165	$0.075
First Quarter	$0.15	$0.09
2001	$0.38	$0.09
2000	$0.47	$0.20
1999	$1.60	$0.35

The closing price of the Company's common shares on the Toronto Stock Exchange on June 10, 2003 was $0.10.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (since April 13, 1999 and prior thereto on the Nasdaq Small Cap Market) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2004	US$0.10	US$0.065
May	US$0.08	US$0.065
April	US$0.065	US$0.065
March	US$0.10	US$0.065
February	US$0.09	US$0.07
First Quarter	US$0.10	US$0.065
2003	US$0.15	US$0.0479
January	US$0.11	US$0.06
December	US$0.09	US$0.0479
Fourth Quarter	US$0.11	US$0.0479
Third Quarter	US$0.095	US$0.05
Second Quarter	US$0.15	US$0.06
First Quarter	US$0.09	US$0.05
2002	US$0.095	US$0.0285
Fourth Quarter	US$0.06	US$0.03
Third Quarter	US$0.065	US$0.0285
Second Quarter	0.095	US$0.05
First Quarter	US$0.075	US$0.051
2001	US$0.205	US$0.065
2000	US$0.312	US$0.13
1999	US$0.718	US$0.125

The closing price of the Company's common shares on the Over The Counter Bulletin Board on June 8, 2003 was US$0.08.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

D.

Markets

The Company’s common shares traded on the Vancouver Stock Exchange from March 29, 1988 until August 21, 1998 when they were delisted from trading at the Company’s request.  The Company’s common shares have traded on the Toronto Stock Exchange since January 28, 1994.  The Company’s common shares traded on the Nasdaq Small Cap Market from February 5, 1996 until April 12, 1999 when they were delisted for failure to meet minimum bid requirements and began to trade on the Over The Counter Bulletin Board.

E.

Selling Stockholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was incorporated on October 10, 1985 pursuant to the Company Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under incorporation number 298967.  The Company is not limited in its objects and purposes.

With respect to directors, the Articles of the Company provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof.  This prohibition does not apply to:

(i)

any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii)

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

(iii)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv)

determining the remuneration of the directors;

(v)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(vi)

the indemnification of any director by the Company.

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period.  In addition, the Company is obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting.  The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries.  No shares of the Company owned by registrants or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries) other than a shareholder rights plan adopted by the Board of Directors of the Company effective April 28, 1995 which authorized the issuance of one right in respect of each common share of the Company then outstanding and each common share issued subsequent to April 28, 1995.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares of the Company (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the Board of Directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire common shares of the Company at an effective 50% discount from the then prevailing market price for the Company’s common shares.

A takeover bid made by way of "Permitted Bid" under the rights plan will not trigger the separation and exercise of the rights.  A Permitted Bid is a bid made to all holders of common shares for all shares which are outstanding, and must be made by way of takeover bid circular.  If at the end of 60 days after a takeover bid made by way of a Permitted Bid is announced at least 50% of the outstanding common shares (excluding the bidder's) have been tendered to the bid, the bidder may take up and pay for the shares, and must also extend the bid for an additional 10 days to allow other shareholders to tender their shares.

Unless they are redeemed earlier, the rights will expire ten years from April 28, 1995.

Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

The Company has not entered into any contracts other than the ordinary course of business during the past two years.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisition of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.

Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

F.

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at January 31, 2003, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective April 28, 1995, the Board of Directors of the Company adopted a shareholder rights plan and authorized the issuance of one right in respect of each common share of the Company then outstanding and each common share issued subsequent to April 28, 1995.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares of the Company (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the Board of Directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire common shares of the Company at an effective 50% discount from the then prevailing market price for the Company’s common shares.

A takeover bid made by way of "Permitted Bid" under the rights plan will not trigger the separation and exercise of the rights.  A Permitted Bid is a bid made to all holders of common shares for all shares which are outstanding, and must be made by way of takeover bid circular.  If at the end of 60 days after a takeover bid made by way of a Permitted Bid is announced at least 50% of the outstanding common shares (excluding the bidder's) have been tendered to the bid, the bidder may take up and pay for the shares, and must also extend the bid for an additional 10 days to allow other shareholders to tender their shares.

The rights plan was approved by the shareholders of the Company at the annual general meeting of the Company held on June 8, 1995.  Unless they are redeemed earlier, the rights will expire ten years from April 28, 1995.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 18 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 11 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995 between the Company and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994 between the Company, Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995 increasing the authorized share capital of the Company
*4.A.	Agreement dated April 7, 1992 between the Company and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994 between the Company, Inmet Mining Corp., Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.C.

Share Purchase Agreement dated April 14, 1993 between Adrian Resources, S.A., Almond Holdings S.A. and Georecursos Internacional, S.A. with respect to the acquisition of all of the issued and outstanding shares of Georecursos Internacional, S.A., as amended by First Amending Agreement dated June 7, 1993.

*4.D.	Financing Agreement dated April 29, 1991 between the Company and Teck Corporation
*4.E.	Anti-dilution Agreement dated July 7, 1993 between the Company and Almond Holding S.A.
*4.F.	Option Agreement dated August 10, 1993 between Adrian Resources, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994 between Adrian Resources, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property, as amended
*4.H.	Heads of Agreement dated November 7, 1994 between the Company, Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994 between Adrian Resources, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994 between Adrian Resources, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994 between Adrian Resources, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994 between Adrian Resources, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.M.	Feasibility Study dated August, 1994 and Update dated March, 1995 prepared by Kilborn Engineering (Pacific) Ltd.
*4.N.	Employment Agreements dated July 1, 1995 between the Company and Messrs. Idziszek, Stewart, Fifer and Mallo
*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997 between the Company, Teck Corporation, Inmet Mining Corp., Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.P.	Executive Summary from January 1998 Final Feasibility Study, prepared by H.A. Simons Ltd.
*4.Q.

Agreement dated November 25, 1999 between the Company,  Hyperion Resources Corp.,  Rhodes Mining NL and Ricdal Consultants Pty Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.

*4.R.	Agreement dated November 26, 1999 between the Company and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000 between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-26296).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 19th day of June, 2003

ADRIAN RESOURCES LTD.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Adrian Resources Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

a)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

1.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 19, 2003

Signed: “Chet Idziszek”

____________________________

Chet Idziszek, President

I, Naomi Corrigan, certify that:

1.

I have reviewed this annual report on Form 20-F of Adrian Resources Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

1.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 19, 2003

Signed: “Naomi Corrigan”

_____________________________________

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995 between the Company and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994 between the Company, Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995 increasing the authorized share capital of the Company
*4.A.	Agreement dated April 7, 1992 between the Company and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994 between the Company, Inmet Mining Corp., Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.C.

Share Purchase Agreement dated April 14, 1993 between Adrian Resources, S.A., Almond Holdings S.A. and Georecursos Internacional, S.A. with respect to the acquisition of all of the issued and outstanding shares of Georecursos Internacional, S.A., as amended by First Amending Agreement dated June 7, 1993.

*4.D.	Financing Agreement dated April 29, 1991 between the Company and Teck Corporation
*4.E.	Anti-dilution Agreement dated July 7, 1993 between the Company and Almond Holding S.A.
*4.F.	Option Agreement dated August 10, 1993 between Adrian Resources, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994 between Adrian Resources, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property, as amended
*4.H.	Heads of Agreement dated November 7, 1994 between the Company, Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994 between Adrian Resources, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994 between Adrian Resources, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994 between Adrian Resources, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994 between Adrian Resources, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.M.	Feasibility Study dated August, 1994 and Update dated March, 1995 prepared by Kilborn Engineering (Pacific) Ltd.
*4.N.	Employment Agreements dated July 1, 1995 between the Company and Messrs. Idziszek, Stewart, Fifer and Mallo
*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997 between the Company, Teck Corporation, Inmet Mining Corp., Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.P.	Executive Summary from January 1998 Final Feasibility Study, prepared by H.A. Simons Ltd.
*4.Q.

Agreement dated November 25, 1999 between the Company,  Hyperion Resources Corp.,  Rhodes Mining NL and Ricdal Consultants Pty Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.

*4.R.	Agreement dated November 26, 1999 between the Company and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000 between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. Respecting the Baca Ranch Property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.2 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-26296).

ADRIAN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JANUARY 31, 2003

 DAVIDSON & COMPANY

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Adrian Resources Ltd.

We have audited the consolidated balance sheet of Adrian Resources Ltd. as at January 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 3, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated June 3, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 3, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of

Adrian Resources Ltd.

We have audited the consolidated balance sheets of Adrian Resources Ltd. (an exploration stage company) as at January 31, 2002 and the consolidated statements of loss and deficit and cash flows for the years ended January 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and the results of its operations and its cash flows for each of the years ended January 31, 2002 and 2001 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in accounting for foreign exchange gains and losses on long-term monetary assets and liabilities as explained in note 2 to the financial statements, on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 18, 2002

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflicts

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 18, 2002 is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 18, 2002

ADRIAN RESOURCES LTD.     (An Exploration Stage Company)

CONSOLIDATED BALANCE SHEET

(Expressed in Canadian Dollars)

AS AT JANUARY 31

		2003	2002

ASSETS

Current
Cash and cash equivalents		$ 222,024	$ 192,657
Marketable securities (Note 3)		-	11,685
Receivables		34,496	31,742
Prepaid expenses		15,022	15,335

Total current assets		271,542	251,419
Capital assets (Note 6)		56,340	74,652
Performance bond – restricted cash (Note 8)		868,758	976,447

		$ 1,196,640	$ 1,302,518

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 81,260	$ 21,257
Other accrued liabilities		46,986	47,055

Total current liabilities		128,246	68,312

Shareholders' equity
Capital stock (Note 9)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
33,340,543	(2002 – 33,340,543) common shares	48,842,442	48,842,442
Contributed surplus (Note 10)		48,290	-
Deficit		(41,533,949)	(41,319,847)

		7,356,783	7,522,595
Treasury stock, at cost
Repurchased, not cancelled
1,660,200	(2002 – 1,660,200) common shares	(6,288,389)	(6,288,389)

		1,068,394	1,234,206

		$ 1,196,640	$ 1,302,518

Nature of operations and going concern (Note 1)

Contingencies and commitments (Note 14)

On behalf of the Board:

Signed: “Chet Idziszek”	Director	Signed: “R. Stuart Angus”	Director
Chet Idziszek		R. Stuart Angus

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2003	2002	2001

EXPENSES
Accounting and legal	$ 35,089	$ 33,863	$ 57,119
Bad debts	-	-	4,038
Capital tax (recovery)	-	-	(17,707)
Consulting fees (Note 10)	48,290	-	-
Depreciation	18,312	24,702	64,952
Filing fees	20,661	11,369	17,813
Insurance	900	2,122	11,655
Interest and bank charges	487	494	2,105
Investor relations and shareholder information	15,463	15,976	28,983
Office administration	2,379	7,404	20,818
Rent	-	-	22,195
Rent to related party (Note 12)	33,645	22,430	-
Resource property costs	31,638	-	-
Transfer agent fees	9,778	9,702	10,473
Travel	-	-	1,812
Wages and benefits	13,656	75,290	246,850

Total expenses	(230,298)	(203,352)	(471,106)

OTHER INCOME (EXPENSE)
Equity in loss of associated company (Note 4)	-	-	(733,521)
Foreign exchange (loss) gain	(43,482)	62,239	37,736
Gain on sale of marketable securities	-	80,977	8,302
Interest income and amortization of discount on bond	71,363	81,897	105,788
Property income from related party (Note 12)	-	-	8,000
Write-down of marketable securities	(11,685)	(141,167)	(95,259)
Write-down of resource properties (Note 7)	-	(32,628,433)	(382,086)

Loss for the year	(214,102)	(32,747,839)	(1,522,146)

Deficit, beginning of year	(41,319,847)	(8,572,008)	(7,049,862)

Deficit, end of year	$ (41,533,949)	$ (41,319,847)	$ (8,572,008)

Basic and diluted loss per share	$ (0.01)	$ (1.03)	$ (0.05)

Weighted average number of shares outstanding	31,680,343	31,680,343	30,427,111

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (214,102)	$ (32,747,839)	$ (1,522,146)
Items not affecting cash:
Amortization of discount on bond included in interest income	(13,501)	(13,511)	(5,227)
Depreciation	18,312	24,702	64,952
Gain on sale of marketable securities	-	(80,977)	(8,302)
Stock-based compensation paid as consulting fees	48,290	-	-
Write-down of marketable securities	11,685	141,167	95,259
Write-down of resource properties	-	32,628,433	382,086
Foreign exchange loss (gain) on performance bond	34,709	(62,627)	(16,857)
Equity in loss of associated company	-	-	733,521

Changes in non-cash working capital items:
Receivables	(2,754)	(14,061)	104,011
Prepaid expenses	313	457	1,623
Accounts payable and accrued liabilities	60,003	(6,821)	(43,782)

Net cash used in operating activities	(57,045)	(131,077)	(214,862)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	-	-	254,361
Joint venture loan payments	(69)	(1,739)	(7,502)

Net cash provided by (used in) financing activities	(69)	(1,739)	246,859

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	116,955	51,406
Purchase of capital assets	-	-	(2,161)
Expenditures on resource properties	-	(3,306)	(423,739)
Proceeds from reduction in performance bond	86,481	88,176	165,535

Net cash provided by (used in) investing activities	86,481	201,825	(208,959)

Change in cash and cash equivalents	29,367	69,009	(176,962)

Cash and cash equivalents, beginning of year	192,657	123,648	300,610

Cash and cash equivalents, end of year	$ 222,024	$ 192,657	$ 123,648

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition, exploration, exploration management, development, and sale of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable, except for the Petaquilla property, for which a feasibility study has been completed and as a result of continuing depressed copper prices, development of the Petaquilla property is considered to be uneconomic at this time.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2003, the Company has working capital of $143,296 (2002 - $183,107). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adrian Resources, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation) and Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and bank deposits maturing within 90 days from the original date of acquisition. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Marketable securities and investments

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

The Company uses the equity method of accounting for investments in which it owns less than 50% and over which it exercises significant influence. Equity in the losses of an investment is limited to the carrying amount of the investment.

Capital assets

Capital assets are recorded at cost less accumulated depreciation, which is provided on computer equipment, furniture and fixtures and office equipment on the declining balance basis at rates varying between 20% and 30% per annum.

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.  Cash and other property payments received from the Company’s exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.  Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been an impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

Values

The amounts shown for resource properties represent costs incurred to date and are not intended to reflect present or future values.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established.  This includes future removal and site restoration costs as required due to environmental law or contracts.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at the average rate of exchange during the year. Translation gains and losses are reflected in loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At January 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share was 2,398,297, 4,934,226 and 4,975,726.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Stock-based compensation

The Company grants options as described in Note 10.  Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to comply with the current year’s presentation.

3.

MARKETABLE SECURITIES

	2003	2002

Marketable securities	$ -	$ 11,685

The quoted value of the marketable securities is $Nil as of January 31, 2003 (2002 - $44,404).

4.

INVESTMENT IN CHARIOT RESOURCES LIMITED

At January 31, 2003, the Company holds 37,500 shares (2002 – 37,500 shares, as restated) representing a 0.3% (2002 – 1%) ownership interest in Chariot Resources Limited (“Chariot”) (formerly Hyperion Resources Corp.), a public company listed on the TSX Venture Exchange (“TSX-V”).  These shares were released from escrow during the current year in accordance with the rules of the TSX-V.  During the current year, Chariot implemented a 1:5 roll-back of its outstanding share capital along with its name change.  At January 31, 2003, the quoted market value of the investment is $4,500 (2002 - $5,625).  During the year ended January 31, 2001, the carrying value of the investment in Chariot was reduced by $733,521 to $Nil to reflect the Company’s 33.4% equity interest in Chariot’s losses.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

5.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	2003	2002

ASSETS

Current assets
Cash	$ 11,597	$ 306
Due from shareholders	20,854	17,341
Receivables	8,671	9,030
Prepaid expenses	143	-

	$ 41,265	$ 26,677

LIABILITIES
Current liabilities	$ 19,933	$ 4,329
Other liabilities	46,986	47,056

SHAREHOLDERS’ DEFICIENCY	(25,654)	(24,708)

	$ 41,265	$ 26,677

Cash flows provided by (used in):
Operating activities	$ (65,944)	$ (16,484)
Financing activities	77,235	79,517
Investing activities	-	(77,015)

The Company’s share of Minera Petaquilla’s loss for the years ended January 31, 2003 and 2002 was $(946) and

$(18,029,191), consisting of office administration costs and write-down of resource properties, respectively.

6.

CAPITAL ASSETS

		2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 275,590	$ 251,920	$ 23,670	$ 275,590	$ 241,775	$ 33,815
Furniture and fixtures	103,477	79,132	24,345	103,477	73,046	30,431
Office equipment	38,992	30,667	8,325	38,992	28,586	10,406

	$ 418,059	$ 361,719	$ 56,340	$ 418,059	$ 343,407	$ 74,652

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

7.

RESOURCE PROPERTIES

	Petaquilla	Lanark	Other	Total

Balance, January 31, 2000	$ 32,313,166	$ 141,046	$ 129,261	$ 32,583,473
Exploration expenditures	311,961	-	111,779	423,740
Write-down of resource properties	-	(141,046)	(241,040)	(382,086)

Balance, January 31, 2001	32,625,127	-	-	32,625,127
Exploration expenditures	3,306	-	-	3,306
Write-down of resource properties	(32,628,433)	-	-	(32,628,433)

Balance, January 31, 2002 and 2003	$ -	$ -	$ -	$ -

a)

Petaquilla

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla, and Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Petaquilla mineral concession in Panama. The Petaquilla property contains a large copper-gold porphyry system.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by

January 21, 1998 (completed).

iii)

Arrange project financing for Minera Petaquilla for completion of development of the Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck has deferred the decision to February 21, 2004 on whether to make a final commitment respecting development of the concession. Teck is committed to annually deliver an update to the feasibility study of the concession. The requirement to make a final commitment within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

7.

RESOURCE PROPERTIES (cont’d…)

a)

Petaquilla (cont’d…)

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment as outlined above.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

7.

RESOURCE PROPERTIES (cont’d…)

a)

Petaquilla (cont’d…)

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Petaquilla Property.

During the year ended January 31, 2002, the Company recorded a write-down of the property of $32,628,433 as a result of continuing depressed copper prices which makes development of the Petaquilla property uneconomic at this time.

b)

Lanark

The Company owned a 100% interest in certain Crown grants located in the Revelstoke Mining Division of British Columbia which have been abandoned by the Company.  During the year ended January 31, 2001, the Company recorded a write-down of related deferred costs of $141,046.

c)

Other properties

During the year ended January 31, 2001, the Company abandoned its 100% interest in the Santa Lucia property located in Panama adjacent and contiguous to the Petaquilla property. Accordingly, the Company recorded a write-down of related deferred costs of $129,258.

During the year ended January 31, 2001, the Company entered into an agreement with Chariot whereby Chariot assigned a portion of its rights under its agreement with Lexam Explorations Inc. (Lexam).  Lexam granted Chariot an option to acquire a 60% interest in the oil and gas rights which Lexam holds on the 100,000 acre Baca Grant Ranch located in the San Luis Basin in south-central Colorado.  Under the assignment agreement, the Company had the right to acquire a 20% interest in Chariot’s agreement with Lexam.  Due to the delay in obtaining surface use permits from Saguache County, Colorado, the Company recorded a write-down of costs incurred on this project of $111,779 during the year ended January 31, 2001.

8.

PERFORMANCE BOND – RESTRICTED CASH

During the year ended January 31, 2001, the Company purchased a Republic of Panama Sovereign Bond for US$630,000 with a face value of US$750,000 and a coupon rate of 4.5% maturing on July 17, 2014. Included in interest income for the year ended January 31, 2003 is amortization of the discount on the bond of $13,501 (2002 - $13,511).  The Company received principal amortization payments of $86,481 during the year ended January 31, 2003 ($88,176 in 2002).  The Company also purchased a US$29,310 one-year Panama Time Deposit earning interest at a rate of 6% per annum maturing October 1, 2003.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

9.

CAPITAL STOCK

	Number of Shares	Amount

Issued

Balance as at January 31, 2000	31,246,099	$ 48,588,081

For cash
Brokered private placement (a)	1,666,666	250,000
Non-brokered private placement (b)	277,778	50,000
Corporate finance fee on brokered private placement (a)	150,000	22,500
Share issuance costs	-	(68,139)

Balance, January 31, 2001, 2002 and 2003	33,340,543	$ 48,842,442

a)

During the year ended January 31, 2001, the Company completed a brokered private placement and issued 1,666,666 units at a price of $0.15 per unit. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.19 per share until September 7, 2002. The Company issued 150,000 common shares as a corporate finance fee and also issued 416,666 broker’s warrants entitling the holder to purchase one additional common share at a price of $0.19 per share until September 7, 2002.

b)

During the year ended January 31, 2001, the Company completed a non-brokered private placement and issued 277,778 units at a price of $0.18 per unit. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.18 per share until September 7, 2002.

c)

The shareholders of the Company have adopted a shareholder rights plan (the “Plan”), creating the potential for substantial dilution of an acquirer’s position except with respect to a “permitted bid”.  The rights issuable to shareholders under the Plan entitle the existing shareholders, other than the acquiring person, to purchase an additional share at one-half of the current market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the issued common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors to purchase common shares of the Company. The Plan has a ten-year term and expires on April 28, 2005.

d)

At the Company’s annual general meeting held in July 2002, shareholders approved a brokered private placement consisting of 23,333,333 units issuable at a price of $0.15 per unit.  Each unit will consist of one common share and one-half of one share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.25 per share for a period of two years.  The agent will receive a commission equal to 10% of the gross proceeds raised and 2,333,333 broker warrants exercisable into common shares at a price of $0.25 per share for a period of two years.  To date, no shares or warrants have been issued under this private placement.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

10.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees.  At the Company’s annual general meeting held in July 2002, shareholders approved an increase in the maximum number of shares reserved for issuance under the Company’s stock option plan from 4,950,968 common shares to 7,436,158 common shares and, subject to the closing of the private placement (Note 9 d)), grant 3,122,770 options.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant, all of which vest immediately and are exercisable over five years.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2000	1,576,838	$ 0.45
Granted	2,010,000	0.25
Expired	-	-
Forfeited	-	-

Balance at January 31, 2001	3,586,838	0.34
Granted	-	-
Expired	-	-
Forfeited	(41,500)	0.31

Balance at January 31, 2002	3,545,338	0.34
Granted	2,398,297	0.15
Expired	-	-
Forfeited	(3,545,338)	0.34

Balance at January 31, 2003	2,398,297	$ 0.15

Weighted average fair value of options granted during the year		$ 0.09

As at January 31, 2003, the following stock options were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date	Remaining Contractual Life

2,398,297	$ 0.15	April 18, 2007	4.21 years

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

10.

STOCK OPTIONS (cont’d…)

Included in stock options granted during the year ended January 31, 2003 are 549,500 stock options granted to consultants and non-employees.  Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the year ended January 31, 2003 was $48,290 which has been recorded in the consolidated statement of operations as consulting fees with corresponding contributed surplus recorded in shareholders’ equity.

The Company also granted 1,848,797 stock options to employees and directors during the current year.  The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

Loss for the year
Reported	$ (214,102)
Pro-forma	(376,575)

Basic and diluted loss per share
Reported	$ (0.01)
Pro-forma	(0.01)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest	5%
Expected dividend yield	-
Expected stock price volatility	85%
Expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including  expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

11.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2000	33,333	$ 0.60

Granted	1,468,054	0.19
Expired	(112,499)	0.34

Balance at January 31, 2001 and 2002	1,388,888	0.19

Granted	-	-
Expired	(1,388,888)	0.19

Balance at January 31, 2003	-	$ -

During the year ended January 31, 2001, the Company granted compensation share purchase warrants entitling the purchase of up to 79,166 shares of the Company at a price of $0.23 per share until December 22, 2000.  The warrants have since expired unexercised.

12.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2003:

a)

The Company received property income of $Nil (2002 - $Nil; 2001 - $8,000) from companies related or formerly related by virtue of common directors.

b)

The Company paid rent expense of $33,645 (2002 - $22,430; 2001 - $Nil) to a company related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

13.

INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2003	2002	2000

Statutory tax rate	39.6%	44.62%	45.62%

Loss for the year	$ (214,102)	$ (32,747,839)	$ (1,522,146)

Expected income tax recovery	$ 84,784	$ 14,612,086	$ 694,403
Permanent and other differences	(35,815)	(1,116)	(5,566)
Differences in foreign tax rates	(4,419)	(2,648,668)	(30,170)
Losses for which an income tax benefit has not been recognized	(44,550)	(11,962,302)	(658,667)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2003	2002

Future income tax assets
Non-capital and other loss carry-forwards	$ 4,330,970	$ 4,407,515
Capital assets and exploration properties	232,142	155,587
Investments	2,732,661	2,587,307
Share issuance costs	10,248	14,563

Total future income tax assets	7,306,021	7,164,972
Valuation allowance	(7,306,021)	(7,164,972)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $3,620,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2003.  Subject to certain restrictions, the Company also has approximately $175,000 of resource expenditures available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama.

The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

14.

CONTINGENCIES AND COMMITMENTS

a)

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla property. It is possible that future construction of dams within the watershed area could negatively affect the development of the Petaquilla property.

b)

The Company is committed to make lease payments for the rental of office space as follows:

2004	$ 31,728
2005	30,770
2006	31,437
2007	31,770
2008	31,770
2009	10,590

15.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

16.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties.  Details of geographic segments are as follows:

2003	Canada	Panama	Total

Interest income	$ 687	$ 70,676	$ 71,363

Capital assets	$ 56,340	$ -	$ 56,340

2002	Canada	Panama	Total

Interest income	$ 1,476	$ 80,421	$ 81,897

Capital assets	$ 74,652	$ -	$ 74,652

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

16.

SEGMENT INFORMATION (cont’d…)

2001	Canada	Panama	Total

Interest income	$ 46,894	$ 58,894	$ 105,788

Capital assets	$ 99,354	$ -	$ 99,354
Resource properties	-	32,625,127	32,625,127

	$ 99,354	$ 32,625,127	$ 32,724,481

17.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the years ended January 31, 2003, 2002 and 2001, the Company conducted non-cash operating, financing and investing activities as follows:

	2003	2002	2001

Non-cash operating activities
Receivables settled with marketable securities	$ -	$ 156,852	$ -

Non-cash financing activities
Capital stock issued for corporate finance fee	-	-	22,500
Private placement corporate finance fee	-	-	(22,500)

Non-cash investing activities
Marketable securities applied in settlement of receivables	-	(156,852)	-

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) and in SEC Regulation S-X are described and quantified below.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Loss for the year

	2003	2002	2001

Loss for the year following Canadian GAAP	$ (214,102)	$ (32,747,839)	$ (1,522,146)
Exploration costs written off during the year that would have been expensed in the year incurred	-	-	270,307
Interest capitalized on resource properties written off (c)	-	(127,800)	-
Adjustment to equity in loss of associated company for exploration expenditures (a)	-	-	120,430

Loss for the year following U.S. GAAP	(214,102)	(32,875,639)	(1,131,409)
Holdings gains on investments (b)	-	31,219	(14,764)

Comprehensive loss	$ (214,102)	$ (32,844,420)	$ (1,146,173)

Basic and diluted loss per share following U.S. GAAP	$ (0.01)	$ (1.04)	$ (0.04)

	2003	2002	2001

Resource properties

Resource properties – Canadian GAAP	$ -	$ -	$ 32,625,127
Interest on long-term debt (c)	-	-	127,800

Resource properties – U.S. GAAP	$ -	$ -	$ 32,752,927

Shareholders’ equity

Shareholders’ equity following Canadian GAAP	$ 1,068,394	$ 1,234,206	$ 33,982,045
Cumulative adjustments:
Holdings gains on investments (b)	-	32,719	1,500
Interest on long-term debt (c)	-	-	127,800

Shareholders’ equity following U.S. GAAP	$ 1,068,394	$ 1,266,925	$ 34,111,345

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2003	2002	2001

Cash flows

Cash flows from operating activities
Per Canadian GAAP	$ (57,045)	$ (131,077)	$ (214,862)
Exploration expenditures	-	-	(423,739)

Per U.S. GAAP	$ (57,045)	$ (131,077)	$ (638,601)

Cash flows from financing activities
Per Canadian and U.S. GAAP	$ (69)	$ (1,739)	$ 246,859

Cash flows from investing activities
Per Canadian GAAP	$ 86,481	$ 201,825	$ (208,959)
Exploration expenditures	-	-	423,739

Per U.S. GAAP	$ 86,481	$ 201,825	$ 214,780

a)

Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties is measured periodically for recoverability of carrying values.

b)

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under SFAS No. 115, these investments are classified as “available for sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

c)

During the years ended January 31, 1994 and 1995, the Company expensed $127,800 of interest, which under U.S. GAAP would have been capitalized to mineral properties.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

 Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there is no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the years ended January 31, 2002 and 2001.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 10) for the current fiscal year ended January 31, 2003.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the year ended January 31, 2003.

e)    Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.  Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.  SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.  SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

ADRIAN RESOURCES LTD.   (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2003

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

e)    Recent accounting pronouncements (cont’d…)

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”).  SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”).  SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.  SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years ending after December 31, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Adrian Resources Ltd. (the “Company”) for the year ended January 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 19, 2003

     “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Adrian Resources Ltd. (the “Company”) for the year ended January 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 19, 2003

     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer