Form 20-F
period 2004-01-31
ADRIAN RESOURCES LTD
filed 2004-07-29
CIK 947121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

January 31, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-26296

Adrian Resources Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

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

50,595,039

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

  No _________

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17

X

  Item 18 _________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable  X

The information set forth in this Annual Report on Form 20-F is as at January 31, 2004 unless an earlier or later date is indicated.

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

12

Risks of Development, Construction and Mining Operations

13

Expanded Panama Canal Watershed Could Affect Development

13

Title Matters

13

Conflicts of Interest

13

Currency Fluctuations

14

Additional Funding Requirements

14

Requirements of Ley Petaquilla

14

History of Net Losses; Accumulated Deficit;

Lack of Revenue From Operations

15

Limited Experience with Development-Stage Mining Operations

15

Stock Subject to Penny Stock Rules

15

Competition

16

Mineral Prices

16

Foreign Countries and Regulatory Requirements

16

Environmental and Other Regulatory Requirements

17

Panama Political Risks

17

Dividends

18

Company's Officers and Directors Resident Outside U.S.;

Potential Unenforceability of Civil Liabilities and Judgments

18

If the Company is Unable to Successfully Develop and Subsequently

Generate Sufficient Cash Flow from its Properties, the Company

Could be Treated as a Passive Foreign Investment Company

for U.S. Tax Purposes, Possibly Resulting in Additional Taxes

to Its U.S. Stockholders and Less Liquidity for the Stock

18

ITEM 4.

INFORMATION ON THE COMPANY

18

A.

History and Development of the Company

18

Acquisition of the Petaquilla Property, Panama

19

Financing Agreement with Teck Corporation

20

Acquisition of Interest In Hyperion Resources Corp.

21

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

22

Current and Planned Capital Expenditures/Divestitures

22

Public Takeover Offers

22

B.

Business Overview

22

C.

Organizational Structure

24

D.

Property Plants and Equipment

25

Petaquilla Property, Panama

25

Introduction

25

Location, Access & Physiography

26

Plant and Equipment

27

Title

27

Exploration History

31

Exploration - Results Obtained By The Company or on its Behalf

32

Regional and Local Geology

35

Mineralization

36

Preliminary Feasibility Study

37

Production Scoping Study

40

Final Feasibility Study

41

Status of Project Financing

42

Doing Business in Panama

43

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

45

A.

Operating Results

45

Fiscal Year Ended January 31, 2004 Compared to Fiscal Year Ended

January 31, 2003

45

Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended

January 31, 2002

46

B.

Liquidity and Capital Resources

46

January 31, 2004 Compared to January 31, 2003

47

January 31, 2003 Compared to January 31, 2002

48

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

48

Outlook

49

C.

Research and Development, Patents and Licenses, etc.

49

D.

Trend Information

49

E.

Off Balance Sheet Arrangements

49

F.

Tabular Disclosure of Contractual Obligations

49

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

49

A.

Directors and Senior Management

49

B.

Compensation

50

Cash and Non-Cash Compensation - Executive Officers and Directors

50

Option Grants in Last Fiscal Year

51

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End

Option Values

51

Defined Benefit or Actuarial Plan Disclosure

52

Termination of Employment, Change in Responsibilities and Employment

Contracts

52

Directors

52

C.

Board Practices

53

D.

Employees

54

E.

Share Ownership

54

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS

55

A.

Major Shareholders

55

B.

Related Party Transactions

55

C.

Interests of Experts and Counsel

56

ITEM 8.

FINANCIAL INFORMATION

56

A.

Consolidated Statements and Other Financial Information

56

B.

Significant Changes

56

ITEM 9.

THE OFFER AND LISTING

56

A.

Offer and Listing Details

56

B.

Plan of Distribution

57

C.

Markets

58

D.

Selling Shareholders

58

E.

Dilution

58

F.

Expenses of the Issue

58

ITEM 10.

ADDITIONAL INFORMATION

58

A.

Share Capital

58

B.

Memorandum and Articles of Association

58

C.

Material Contracts

60

D.

Exchange Controls

60

E.

Taxation

63

Material Canadian Federal Income Tax Consequences

63

Dividends

63

Capital Gains

63

Material United States Federal Income Tax Consequences

64

U.S. Holders

65

Distributions on Common Shares of the Company

65

Foreign Tax Credit

65

Information Reporting and Backup Withholding

66

Disposition of Common Shares of the Company

66

Currency Exchange Gains or Losses

66

Other Considerations

67

Foreign Personal Holding Company

67

Foreign Investment Company

67

Passive Foreign Investment Company

68

Controlled Foreign Corporation

69

F.

Dividends and Paying Agents

69

G.

Statement by Experts

69

H.

Documents on Display

70

I.

Subsidiary Information

70

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

70

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY

SECURITIES

70

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

70

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

70

ITEM 15.

CONTROLS AND PROCEDURES

71

ITEM 16.

RESERVED

71

A.

Audit Committee Financial Expert

71

B.

Code of Ethics

71

C.

Principal Accountant Fees and Services

72

D.

Exemptions From the Listing Standards for Audit Committees

72

E.

Purchases of Equity Securities

72

PART III

73

ITEM 17.

FINANCIAL STATEMENTS

73

ITEM 18.

FINANCIAL STATEMENTS

73

ITEM 19.

EXHIBITS

73

SIGNATURES

76

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.  Note 18 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended January 31, 2004 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended January 31
		2004	2003	2002	2001	2000
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items(1)
	Total	($811,190)	($214,102)	($32,747,839)	($1,522,146)	($602,850)
	Per Share (1)	($0.02)	($0.01)	($1.03)	($0.05)	($0.02)
(c)	Total assets	$2,670,561	$1,196,640	$1,302,518	$34,058,917	$35,377,986
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$2,543,620	$1,068,394	$1,234,206	$33,982,045	$35,249,830
(f)	Cash dividends declared per share	n/a	N/a	n/a	n/a	n/a
(g)	Net earnings (loss) for the period
	Total	($811,190)	($214,102)	($32,747,839)	($1,522,146)	($602,850)
	Per Share (1)	($0.02)	($0.01)	($1.03)	($0.05)	($0.02)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended January 31
		2004	2003	2002	2001	2000
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($766,184)	($214,102)	($32,875,639)	($1,131,409)	($774,961)
	Per Share¹	($0.02)	($0.01)	($1.04)	($0.04)	($0.02)
(c)	Total assets	$2,715,567	$1,196,640	$1,335,237	$34,188,217	$35,131,313
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$2,588,626	$1,068,394	$1,266,925	$34,111,345	$35,003,157
(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(f)	Net earnings (loss) for the period
	Total	($766,184)	$(214,102)	($32,875,639)	($1,131,409)	($774,961)
	Per Share¹	($0.02)	($0.01)	($1.04)	($0.04)	($0.02)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On January 31, 2004, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.33

The following table sets out the high and low exchange rates for each of the last six months.

	2004					2003
	May	April	March	February	January	December
High for period	1.40	1.37	1.35	1.34	1.33	1.34
Low for period	1.36	1.31	1.31	1.31	1.27	1.29

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended January 31
	2004	2003	2002	2001	2000
Average for the period	1.38	1.5646	1.55903	1.4893	1.43

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

In order to develop the Petaquilla Property, located in Panama, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomic at that time.

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

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company's operations in Panama may make it subject to foreign currency fluctuations.  Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.  The Company does not at present, nor does it plan in the future, to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

The Company has not generated cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

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

Requirements of Ley Petaquilla

The Company’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February of 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MP”). Under the Ley Petaquilla, MP was required to begin mine development by May of 2001, however, MP can defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years, i.e. until May 2006 at the latest.  The Ley Petaquilla also requires MP to make a minimum investment of US$400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomic. Pursuant to the Petaquilla Shareholders Agreement (see Item 4. INFORMATION ON THE COMPANY, D - Petaquilla Property, Panama) Teck Cominco (“Teck”), has notified the Company that it has elected to defer, for one further year until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that there is uncertainty surrounding plans by the Government of Panama to expand the Panama Canal zone; operating costs are substantially higher than projects being financed; forecasted copper prices remain well below current prices and that required for a production decision; the project does not meet operating debt service coverage ratios required for financing; and third party power supply prospects which would have substantially reduced the capital cost of the project have become less likely. Teck concludes that the project would be a relatively high cost producer.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of January 31, 2004, was $42,345,139.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomic.

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

Foreign Countries and Regulatory Requirements

Currently, the Company’s only properties are located in Panama.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Panama as a developing country may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.

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

Panama Political Risks

Mineral exploration and mining activities in Panama may be affected in varying degrees by political conditions and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

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

The head office and principal office address of the Company is located at Suite 1820, 701 West Georgia  Street, Vancouver, British Columbia, V7Y 1C6, Canada.  Its telephone number is 604-694-0021.

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

(c)

Petaquilla Shareholders Agreement

On February 21, 1997, the Company entered into a definitive shareholders agreement (the “Petaquilla Shareholders Agreement”) with Georecursos, Inmet, Teck and Minera Petaquilla S.A. regarding the Petaquilla Property which supersedes all previous agreements relating to the Petaquilla Property, including the Inmet Letter of Intent.  Under the Petaquilla Shareholders Agreement, Inmet and the Company effectively transferred their respective 48% and 52% interests in the Petaquilla Property to Minera Petaquilla, S.A. and received shares of Minera Petaquilla, S.A. in proportion to their respective ownership interests in the Petaquilla Property.  Teck has the right to acquire one-half of the Company's interest in Minera Petaquilla S.A.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below for more information regarding the Inmet Option, the Adrian Option, the Inmet Letter of Intent, the Inmet Agreement and the Petaquilla Shareholders Agreement.  Any capital expenditures on the Petaquilla Property will most likely be funded either pursuant to the Company’s financing arrangement with Teck or through the sale of share capital.

Financing Agreement with Teck Corporation

By agreement dated April 29, 1991, the Company entered into a financing agreement (the “Teck Agreement”) with Teck Corporation (now Teck Cominco Limited) (“Teck”) of Vancouver, British Columbia under which the Company agreed to grant to Teck the right to earn one-half of, inter alia, the Company's interest in the Petaquilla Property by funding the Company's obligations with respect to exploration and development of such property.  Pursuant to the Teck Agreement, the Company is obligated to offer to enter into an agreement with Teck on the same terms and conditions as contained in the Teck Agreement with respect to any mineral property interests acquired by the Company after the date of the Teck Agreement (each such acquired mineral property interest is a “Project”).

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

On April 16, 2004 the Chet Idzisek resigned as President and a director and James G. Stewart resigned as Secretary and a director of the Company. In addition, R. Stuart Angus and Edward G. Thompson resigned as directors of the Company. On the same date Dale McClanaghan was appointed President and CEO and a director and Michael Levy was appointed as a director.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

The Company has not made any significant capital expenditures over the last three fiscal years. During the year ended January 31, 2002, the Company sold 4,950,690 shares it held in Hyperion Resources Ltd. for $116,955. It continues to hold 37,500 of such shares.

Current and Planned Capital Expenditures/Divestitures

The Company does not have any ongoing significant capital expenditures or divestitures, nor does it anticipate having any during the fiscal year ending January 31, 2005. The Company plans to spend approximately $50,000 for office equipment during this year.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

The Company has historically been involved in mineral exploration in Canada and more recently in the Republic of Panama.  In 1994 the Company sold its interest in the Eskay Creek Property, its principal property in Canada.  The Company currently has no significant properties in Canada and is not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Since its acquisition of an interest in the Cerro Petaquilla concession (the “Petaquilla Property”) in Panama in 1992, the Company's primary focus has been exploring and developing its Petaquilla Property and other mineral properties in the Republic of Panama.

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

The Company's aggregate 52% percent interest in the Petaquilla Property is now held through Minera Petaquilla, S.A., a Panamanian corporation which holds the Petaquilla Property.  The affairs of Minera Petaquilla, S.A. are governed by a shareholders agreement (the “Petaquilla Shareholders Agreement”) dated February 21, 1997 between the Company and its wholly-owned indirect Panamanian subsidiary, Georecursos Internacional, S.A., Inmet Mining Corporation and its wholly-owned Panamanian subsidiary, Minnova (Panama) Inc., Teck Corporation and its wholly-owned Panamanian subsidiary, Minera Teck Panama, S.A. and Minera Petaquilla, S.A.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

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

In August, 1994 a preliminary feasibility study was completed on two of the deposits located in the Petaquilla Property.  In January 1998, a bankable final feasibility study was completed by H.A. Simons Ltd. on behalf of Teck.  Teck has the right to acquire one-half of the Company's interest in any mining property in which the Company has an interest, including the Petaquilla Property.  Its rights with respect to the Petaquilla Property are governed by the terms of the Petaquilla Shareholders Agreement.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” below for a discussion of the rights of Teck with respect to all other properties owned by the Company.  The balance of the Company's properties in Panama are in the initial exploration phase.

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

The Company’s operations in Panama are governed primarily by  Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February of 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MP”), a Panamanian corporation in which the Company has a 52% interest, covering approximately 136 square kilometers in north-central Panama.  In order to maintain the Petaquilla Property in good standing, MP must pay to the Government of Panama an annual rental fee of US$1.00 per hectare during the first five years of the concession, US$2.50 per hectare in the sixth to the tenth years of the concession and US$3.50 per hectare thereafter.  Initially, the annual rental was approximately US$13,600 which amount is payable by MP and funded pro rata by its shareholders.  The current annual rental is approximately US$34,000. The concession was granted for a 20-year term with up to two 20-year extensions permitted subject to the requirement to begin mine development and make a minimum investment described below.

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

Under the Ley Petaquilla, MP was required to begin mine development by May of 2001, however, MP was able to defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years, i.e. until May 2006 at the latest.  The Ley Petaquilla also requires MP to make a minimum investment of US$400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomic. For further information concerning Panamanian governmental regulation applicable to the Company, please see “—INFORMATION ON THE COMPANY. D Property, Plant and Equipment, Doing Business in Panama.”

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

Adrian Resources (BVI) Ltd. 100% (BVI corporation)

Adrian Resources, S.A. 100% (Panama corporation)

Georecursos Internacional, S.A. 100% (Panama corporation)

Minera Petaquilla, S.A. 52% (Panama corporation)

Petaquilla Property 100%

D.

Property, Plants and Equipment

All properties of the Company except for the Ley Petaquilla are in the exploration stage only and are without a known body of commercial ore.  The Company has no producing properties and has not had any revenue from any mineral in the last three fiscal years.

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

In February, 1996, Fluor Daniel Wright Ltd. (“FDW”) completed a production scoping study (the “Scoping Study”) on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining scenario to be used.  The Scoping Study updated and consolidated mineral reserve information for the Botija, Petaquilla, Valle Grande and Molejon deposits.  Based on estimated measured and indicated diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, FDW concluded that the optimum throughput rate for open pit mining of these deposits was 120,000 tonnes per day for a projected mine life of 33.4 years.  FDW estimated that at this rate an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite would be produced annually.  See “Production Scoping Study - Operating Plan” below.

In January 1998, H.A. Simons Ltd. (“Simons”), on behalf of Teck, completed a final bankable feasibility study (the “Final Study”) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US$5.10 and US$6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US$2.92/tonne was used for the low-grade stockpile.  Based on an estimated throughput of 120,000 tonnes per day resulting in a mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.  The Final Study examined the Molejon deposit as an alternate case and did not include production therefrom in its base case analysis.  See “Final Study - Operating Plan” below.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomic.

Location, Access & Physiography

The Petaquilla Property is comprised of a mineral exploration and exploitation concession granted on February 26, 1997 as Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”) to Minera Petaquilla, S.A. (“MP”) covering approximately 136 square kilometers in north-central Panama.

The Petaquilla Property is located approximately 75 miles west of Panama City and 6 miles from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama.  Access to the Petaquilla Property is primarily by helicopter.  A network of trails provides foot access to the Petaquilla Property from Coclesito, a village of approximately 700 inhabitants.  Thirty kilometers of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network.  The Petaquilla Property is at an elevation of approximately 500 to 825 feet above sea level and falls within the rainfall shadow of the continental divide.  The climate of the Petaquilla Property is characteristic of tropical rainforests. Precipitation is high throughout the year, up to three metres per annum.  The heaviest precipitation is evenly distributed from May to December and January, February and March are typically the driest months.

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

Upon delivering the final bankable feasibility study, Teck  had a period of 90 days in which to make a commitment to place the Petaquilla Property into production.  Teck may give notice and defer making its production commitment if there exist conditions or circumstances of an economic nature external to Teck which would cause a reasonably prudent mining company considering the development of a project comparable in size, location, ore grade, capital cost and complexity to defer its decision to commence such development.  In such an event, Teck must annually update the final bankable feasibility study and deliver its updated study to the Company and Inmet.  The requirement to make a final production commitment within 90 days of delivery of the updated study applies to each subsequent year.  Failure to make such a production commitment in the absence of unfavourable economic conditions will result in the termination of Teck's right to acquire an interest in MP.

Teck has notified the Company that it has elected to defer, for one further year until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that there is uncertainty surrounding plans by the Government of Panama to expand the Panama Canal zone; operating costs are substantially higher than projects being financed; forecasted copper prices remain well below current prices and that required for a production decision; the project does not meet operating debt service coverage ratios required for financing; and third party power supply prospects which would have substantially reduced the capital cost of the project have become less likely. Teck concludes that the project would be a relatively high cost producer.

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

Exploration History

The potential for copper porphyry deposits within the Petaquilla area was first recognized in February 1968 by members of a United Nations Development Program team who were carrying out a regional geological and geochemical survey of central Panama.  The U.N. team subsequently completed 37 short diamond drill holes totaling 9,000 feet on the newly discovered Petaquilla, Botija and Vega deposits.  In July 1969, the Panamanian government tendered the exploration rights to Petaquilla to international bidders and in July 1971 the concession was awarded to Panama Mineral Resources Development Company (“PMRD”), a consortium of seven Japanese copper companies.  The three main members were Mitsui Mining and Smelting Co., Dowa Mining Co. and Mitsubishi Metal Corp.  An extensive drill program consisting of 51 diamond drill holes totaling 41,500 feet, followed by preliminary reserve calculations, metallurgical test work and a positive feasibility study (based on a mill rate of 18,000 tonnes/day) was completed on the Petaquilla and Botija deposits by PMRD between 1977 and 1980 before the project was abandoned due to difficulties in negotiating a development agreement with the then Panamanian government under the mining statute in effect at the time.

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

Exploration - Results Obtained by the Company or on its Behalf

A program of rock sampling and geochemical surveying was carried out by Inmet in late 1990, followed by the establishment of 60 line-miles of surveyed grid (the “Faldalito-Petaquilla grid”).  After assuming operatorship of the Petaquilla Property in May 1992, the Company undertook a comprehensive exploration program involving line cutting, ground magnetic surveying, soil geochemistry and diamond drilling.  This work focused on corroborating the reported grade of copper-molybdenum mineralization in the Botija and Petaquilla deposits, evaluating their gold potential, testing their tonnage and grade potential along strike, to depth and up-dip, and carrying out the groundwork necessary for developing drill targets outside the limits of the two deposits.

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 32.4 line-miles of additional grid were cut and surveyed between April and July of 1992.  A total field magnetic survey was carried out over all cross lines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 164 foot (50 metre) intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totaling 6,970 feet were drilled in August and September of 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

The bulk of the 1993 exploration program consisted of diamond drilling.  Forty-six holes totaling 33,774 feet were drilled on the Petaquilla, Botija, Botija Abuja and Vega deposits.  Approximately two-thirds of the footage was drilled on the Botija deposit, demonstrating the continuity of mineralization in the relatively high grade West/Main Zone and confirming that this zone remains well-mineralized and open down-dip to the north.  The systematic evaluation of mineralization in Botija's East Zone was begun and an initial hole in its Central Zone intersected grades and thicknesses in excess of those initially expected by the Company.

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

To the end of 1995, a total of 506 drill holes (totaling 332,300 feet) had been completed on the Petaquilla Property's nine deposits (Petaquilla, Botija, Valle Grande, Molejon, Botija Abajo, Brazo, Nada, Faldalito and Cuatro Crestas) and various other mineral occurrences.  The Company had also completed prospecting and preliminary soil sampling on approximately 80% of the Petaquilla Property and ground magnetics surveying on approximately 70% of the Petaquilla Property by the end of 1995.

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

Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometer batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence.  The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite.  The Petaquilla and Botija deposits are centred on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

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

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centred four kilometers apart on an east-west trend within the Petaquilla Property.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite, and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

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

The Petaquilla Property, or certain parts of it, have been the subject of a preliminary feasibility study by Kilborn completed in August 1994, a production scoping study by FDW completed in February, 1996 and a final feasibility study by H.A. Simons Ltd. completed in January 1998, all of which are reviewed below.

Preliminary Feasibility Study

In August, 1994, Kilborn completed a preliminary feasibility study on exploiting the Petaquilla and Botija deposits on the Petaquilla Property for copper, gold and molybdenum sulphide.  This preliminary study was updated by Kilborn in March, 1995 (collectively, the “Preliminary Study”).  In February 1996, FDW completed a scoping study on the Petaquilla, Botija, Valle Grande and Molejon deposits which updated certain of the reserve estimates in the Preliminary Study (see “Production Scoping Study” below).  A final bankable feasibility on the Petaquilla, Botija, Valle Grande and Molejon deposits was completed by Teck on in January 1998.

The following information is summarized from the Preliminary Study and is based on preliminary information and analysis.

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

Operating Plan

The following information is summarized from the Preliminary Study and is based on preliminary information and analysis.

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

The average net smelter return per tonne of ore was estimated to be US$7.71, while the average operating cost for the Petaquilla and Botija deposits is estimated at US$3.63 per tonne of ore.  The average on-site cash cost to produce one pound of copper was estimated at US$0.35.

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

Production Scoping Study

In February, 1996, FDW completed a scoping study (the “Scoping Study”) on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining plan to be implemented.  The following information is summarized from the Scoping Study and is based on preliminary information and analysis.  FDW's work was primarily focused on updating and consolidating ore reserve estimates and production schedule optimization.

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

Operating Plan

The following information is summarized from the Scoping Study and is based on preliminary information and analysis.  The Scoping Study recommends development of the Petaquilla, Botija, Valle Grande and Molejon deposits as an open pit operation with a milling rate of 120,000 tonnes per day to produce copper, gold and molybdenum flotation concentrates, based on estimated total diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, at a cutoff grade of 0.35% copper equivalent for a mine life of 33.4 years.  Average recoveries are estimated to be 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite.  At this rate, an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite are projected to be produced annually.  In the case of the Scoping Study, “recoverable ounces” or “recoverable pounds” means the amount of metal produced from diluted mineable reserves after taking into account milling losses based on projected average recoveries of 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite.  The project would have an overall stripping ratio of 1.1:1.

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

Teck has notified the Company that it has elected to defer, for one further year until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that there is uncertainty surrounding plans by the Government of Panama to expand the Panama Canal zone; operating costs are substantially higher than projects being financed; forecasted copper prices remain well below current prices and that required for a production decision; the project does not meet operating debt service coverage ratios required for financing; and third party power supply prospects which would have substantially reduced the capital cost of the project have become less likely. Teck concludes that the project would be a relatively high cost producer.

Doing Business in Panama

The following briefly summarizes the Company's understanding of the economic and political climate in Panama based on research and information compiled by the Company from various sources which it believes to be reliable:

Democracy was restored in Panama in December of 1989 following the invasion of Panama by the U.S. military.  In May, 1994, Panama held its first democratic elections in almost 30 years, resulting in the election of Partido Revolucionario Democratico (“PRD”) candidate, Dr. Ernesto Perez Balladares, as President of the Republic.  The next election was held in May 1999 and resulted in Mireya Moscoso, leader of the Arnulfista Party, becoming President of the Republic.

In the elections held May 2, 2004 Martin Torrijos won a clear victory as president gaining 47% of the votes and outdistancing his closest rival with 31%. President-elect Torrijos’ party,  PRD, also performed strongly in legislative and local races held the same day.  Unlike the previous administration, President-elect Torrijos’ party will hold a majority of Senate seats.

Martin Torrijos is the son of a famous Panamanian leader, General Omar Torrijos who ruled from 1968 until he died in a plane crash in 1981.  General Torrijos won Panama control over the Panama canal from the United States and instituted land reform and populist social and economic developments. General Torrijos supported the development of a modern mining sector and had close links in the Province of Cocle in the area of the Petaquilla property. The General championed numerous social development initiatives in the area of Petaquilla including the founding of the village of Coclesito near the property.

President Martin Torrijos campaigned on a platform of zero corruption, social development and economic (and jobs) expansion.  In his mid-forties and with the backing of Ruben Blades, a popular musician, he is generally expected to lead a youthful and vigorous administration.  He stands on an agenda that includes strengthening of democracy and free trade talks with the United States. A major announcement on the “master-plan” for the modernisation of the expansion of the Panama Canal is anticipated for the summer of 2004.

Management notes that the comparative country risk rating by The Economist Intelligence Unit for Panama is in the mid-range, both globally and regionally, as follows:

	Country risk rating (A=least risky, E=most risky)	Country risk score (100=most risky)
Chile	B	61
Costa Rica	C	41
Mexico	C	45
Brazil	C	48
Peru	C	50
Panama	C	51
Venezuela	D	68
Argentina	D	76
		Source:EIU viewswire June 7, 2004

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and, with the exception of its Petaquilla Property which is the subject of a bankable final feasibility study, its current operations on its various properties are exploratory searches for mineable deposits of minerals.  During the fiscal year ended January 31, 2004, the Company was primarily engaged in the continued development of its Petaquilla Property in Panama.  As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.  During the fiscal year ended January 31, 2002, the Company recorded of a write-down of $32,628,433 in respect of its Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomic at that time.

B.

Operating Results

Fiscal Year Ended January 31, 2004 Compared to Fiscal Year Ended January 31, 2003

During the fiscal year ended January 31, 2004, the Company recorded interest income of $57,964, and a foreign exchange loss of $142,267.  During the fiscal year ended January 31, 2003, the Company recorded interest income of $71,363, a foreign exchange loss of $43,482 and a write-down of marketable securities of $11,685.

General and administrative expenses for the fiscal year ended January 31, 2004 were $726,887, up substantially from $230,298 for the fiscal year ended January 31, 2003.  The increase in expenses are primarily a response by the Company to improving copper prices, which have caused renewed interest in copper properties such as the Company’s Petaquilla Property. During the year, the Company resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.

Accounting and legal increased to $98,850 in the fiscal year 2004 from $35,809 in the prior year, as a result of a series of equity financings and a review of the Company’s property holdings in Panama. Consulting fees increased to $40,834 from $Nil primarily as a result of the addition of a CFO, who is paid on a consulting basis, and additional fees paid to consultants. Filing fees increased to $ 68,923 from $20,661 primarily as a result of the equity financings. Investor relations and shareholder information expenses increased to $28,941 from $15,463 primarily as a result of shareholders mailings required as a term of the equity financings. Stock-based compensation increased to $242,469, compared to $48,290 in the prior year, as a result of additional option grants during the year and the Company’s adoption of fair value based accounting for all stock based compensation.

The net loss for the fiscal year ended January 31, 2004 was $811,190 or $0.02 per share as compared with a net loss for the fiscal year ended January 31, 2003 of $214,102 or $0.01 per share.  The Company expects to incur a net operating loss for the fiscal year ended January 31, 2005.

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

General and administrative expenses for the fiscal year ended January 31, 2003 were $230,298, up slightly from $203,352 for the fiscal year ended January 31, 2002.  While the total amount of general and administrative expenses was up slightly, wages and benefits decreased to $13,656 for the fiscal year ended January 31, 2003 from $75,290 for the fiscal year ended January 31, 2002 as a result of the termination of employees during the fiscal year ended January 31, 2003.  This saving was offset by property expenses of $31,638 associated with the Petaquilla Property expensed during the fiscal year ended January 31, 2003 and the requirement to record stock based compensation totaling $48,290 as consulting fees.

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

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company has no plans to continue its exploration activities on its currently held properties.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment” above.  Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.  Accordingly, there is substantial doubt about its ability to continue as a going concern.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Mineral properties and marketable securities that were written down in the years ended January 31, 2002 and January 31, 2001, were written down when the Company decided there was little or no possibility of recovery from these properties.  All expenses incurred during the fiscal year ended January 31, 2004 that were associated with the Company’s mineral properties were expensed during the period.  Management reviews annually the carrying value of the Company’s interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

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

January 31, 2004 Compared to January 31, 2003

 At January 31, 2004, the Company's current assets totaled $1,934,090 compared to $271,542 at January 31, 2003.  The increase is primarily attributable to equity financing raised during the period.

At January 31, 2004,, total liabilities were relatively constant at $ 126,941 compared to $128,246 as at January 31, 2003.

Working capital was $1,807,149 at January 31, 2003 as compared with working capital of $143,296 at January 31, 2003.  As at January 31, 2004, and January 31, 2003, the Company had no long-term debt.

At January 31, 2004, the Company had total assets of $2,670,561 as compared with $1,196,640 at January 31, 2003.  This increase is due to equity financing raised by the Company.

Share capital as at January 31, 2004 and 2003 was $50,849,326 and $48,842,442.respectively.

The Company's largest cash outflows in the fiscal years ended January 31, 2004 and 2003 were due to general and administrative expenses of $726,887 and $230,298, respectively.

The most significant contribution to working capital in the year ended January 31, 2004 was the equity financing, which provided net proceeds of $2,043,947. The most significant contribution to working capital in the year ended January 31, 2003 was provided by interest income of $71,363.

In September 2003, the Company completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until September 24, 2005. The Company paid finder’s fees of $125,000 and issued 300,000 as finder’s fee warrants entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.

In November 2003, the Company completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until November 18, 2005. The Company paid finder’s fees of $100,000

January 31, 2003 Compared to January 31, 2002

 At January 31, 2003, the Company's current assets totaled $271,542 compared to $251,419 at January 31, 2002.  The increase is primarily attributable to interest income received during the period.  During the same period, total liabilities increased to $128,246 from $68,312.   As a result, working capital was $143,296 at January 31, 2003 as compared with working capital of $183,107 at January 31, 2002.  As at January 31, 2003 and January 31, 2002, the Company had no long-term debt.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The significant measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its losses would have neither increased nor decreased, for the fiscal year ended January 31, 3004 and would have increased by $127,800for the fiscal year ended January 31, 2003over that for 2002.

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under SFAS No. 115, the investments are classified as “available for sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

Outlook

For the remainder of the fiscal year ending January 31, 2005, the Company’s activities will focus on the development of the Petaquilla Property.  Based on its existing working capital, the Company expects to require additional financing during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F.

Tabular Disclosure of Contractual Obligations

With respect to contractual obligations, the Company has one commitment relating to its leasehold obligation for its office premises, totaling $315,880 over five years ($63,176 per year).

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Following is information about the directors and members of senior management of the Company, including names, business experience, offices held in the Company and principal business activities performed outside the Company.

Dale McClanaghan

Mr. McClanaghan has been President and CEO of the Company since April 16, 2004. He has been president and sole shareholder of Dale McClanaghan Consulting Ltd., a real estate development consulting company, from January 2002 to date. From May 1995 to January 2002, he was CEO of VanCity Enterprises Ltd. (“VCE”), a real estate development subsidiary of VanCity Credit Union, the largest credit union in Canada, with over 250,000 members and total assets in excess of $9.0 billion. VCE had an equity base of $10million and specialized in both market and non-market housing. The firm was particularly strong in completing projects in partnership with government and non-profit agencies. During the period of 1995 to 2001 VCE developed and/or financed approximately $60 million in market and non-profit housing. He was President of the Vancouver Civic Non-Partisan Association (NPA) from August 2001 to March 2004. NPA candidates formed the majority of Vancouver’s City Council, and held the position of Mayor during the period of 1984 to 2001. Mr. McClanaghan has been a member of the NPA board of directors from 1989 to the present. He has also been active on a number of community boards including; Member of Board of Directors of Langara College, Vancouver City Planning Commission, Dr. Peter Aids Foundation, Katherine Sandford Housing Society and the Vancouver Heritage Foundation. Mr. McClanaghan holds a Master of Business Administration from the University of British Columbia.

Kenneth Morgan

Mr. Morgan has been the CFO and a director of the Company since September 2003.  He has been President and CEO and a director of Strategem Capital Corporation since July 2001, which company owns approximately 12% of the outstanding shares of the Company. He was the CFO of Image Power Inc. and was employed there from September 1999 to March 2001.  Mr. Morgan is a Chartered Accountant (CA) and a Certified Public Accountant (CPA) and holds a Bachelor of Commerce degree from the University of British Columbia.

Michael Levy

Mr. Levy was appointed a director of the Company on April 16, 2004. He has been Executive Vice President of Custom House Global Foreign Exchange since 2000 and prior to that operated his own currency exchange companies within the Lower Fraser Valley area of British Colombia.  Mr. Levy has also been a financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network from 1991 to the present.

Richard Fifer

Mr. Fifer is a Panamanian citizen and U.S. - trained geologist. He has been a director of the Company from March 1993 to November 1998, July 2002 to July 2003 and from November 12, 2003 to date. He has been President of Geoinfo, S.A., a Panamanian company that provides GIS (mapping) technology and solutions since 1994.  He has been Chairman and President of CODEMIN (Panama State mining company) from January 1997 to date. Under the Ministry of Foreign Affairs Panama, he has been President’s Plenipotentiary Ambassador-at-large, March, 2002 to September, 2003. He was Governor of the Province of Cocle, Panama from March 2002 to September 2003. Mr. Fifer has a B.Sc. in Geological engineering and a M.A. in Finance from Tulene University.

B.

Compensation

During the fiscal year ended January 31, 2004, the Company paid cash compensation to its directors and officers as provided for herein. No other funds were set aside or accrued by the Company during the fiscal year ended January 31, 2004 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers Dale McClanaghan, President and CEO who was appointed on April 16, 2004 and Kenneth Morgan, CFO, who was appointed on September 24, 2003.  As at January 31, 2003 there were three executive officers: Chet Idziszek, President and CEO; Kenneth Morgan, CFO, and J.G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended January 31, 2004, 2003 and 2002 in respect of the individuals who were, at January 31, 2004, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President and CEO	2004 2003 2002	nil nil $15,324	nil nil nil	$44,272 nil nil	574,847/0 574,847/0 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil
J.G. Stewart Corporate Secretary	2004 2003 2002	nil Nil $10,946	nil nil nil	$108,037 nil nil	422,650/0 457,650/0 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil
Kenneth Morgan, CFO	2004	$34,833	nil	nil	450,000/0	N/A	N/A	nil

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended January 31, 2004 to Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security) (2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Kenneth Morgan	450,000	38%	$0.23	Nil	September 24, 2008

(1)

Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

(2)

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

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2004 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	Nil	Nil	574,847	$275,926
J.G. Stewart	$35,000	$21,325	422,650	$202,872
Kenneth Morgan	Nil	Nil	450,000	$180,000

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on January 31, 2004, which was $0.63, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

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

The following table sets forth stock options granted by the Company during the fiscal year ended January 31, 2004 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year (1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Richard Fifer	280,000	24%	$0.23	Nil	September 24, 2008

(1)

Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

(2)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2004 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Richard Fifer	nil	nil	280,000	$112,000
R. Stuart Angus	nil	nil	320,000	$153,600
Edward G. Thompson	nil	nil	280,000	$134,400

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.

3

The figures relate solely to stock options.

4

The closing price of common shares of the Company on the TSX on January 31, 2004 was $0.63.

5

All such options are currently exercisable except that with respect to the options held by R. Stuart Angus and Edward G. Thompson, all of their options were exercised subsequent to the year end. Messrs. Angus and Thompson served as directors until April 16, 2004.

A.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Richard Fifer has been a director of the Company since September 23, 2003.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Kenneth Morgan, Michael Levy and Richard Fifer.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arm’s length contracts. This Committee has the same composition as the Audit Committee, and is comprised of a majority of non-management directors and unrelated directors.

B.

Employees

During the fiscal years ended January 31, 2004, 2003, 2002, the Company had an average of six employees.  Of these, five persons worked out of the Company’s head office and one person worked out of the Company’s Panama office.  Of the average of six employees, two worked in management roles (both in Canada), two in secretarial roles (one in Canada and one in Panama), one in an accounting role (in Canada) and one in Canada as a geologist or in other aspects of the Company’s mineral exploration work.  One employee was a casual or temporary employee.

C.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at June 10, 2004	Number of Common Shares Subject to Options or Warrants at June 10 2004	Beneficial Percentage Ownership (¹)	Exercise Price	Expiry Date

Dale McClanaghan	33,100	600,000	1.3%	$0.42	April 27, 2009
Kenneth Morgan	Nil	450,000	0.9%	$0.23	September 24, 2008
Michael Levy	100,666	450,000	1.1%	$0.42	April 27, 2009
Richard Fifer	1,138,673	170,000	3.2%	$0.42	April 27, 2009
		280,000%		$0.23	September 24, 2008

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 10, 2004, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 50,595,039 Common Shares outstanding as of June 10, 2004.

On June 23, 1994 the Company adopted a stock option plan (the “Plan”) which authorizes the Company’s board of directors to grant incentive stock options to the directors, officers and employees of the Company or its associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the TSX Exchange.  Under the terms of the Plan, the aggregate number of common shares of the Company reserved for issuance under the Plan at any time may not exceed 4,950,968 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On July 24, 2002, the Company’s board of directors amended the Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of management of the Company, as at June 10, 2004 beneficially owning greater than 5% of any class of the Company’s voting securities:

Name	Number of Common Shares Held at June 10, 2004	Percentage of Common Shares Outstanding at June 10, 2004
Stratagem Capital Corporation	6,154,000	12.16%

Stratagem Capital Corporation acquired these shares in September 2003.

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 10, 2004 there were 50,595,039 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 138 registered holders of the Company's common shares resident in the United States, holding an aggregate 8,323,564 common shares, including 8,127,707 shares held by Cede & Co.  This number represents approximately 16.1% of the total issued and outstanding common shares of the Company as at June 10, 2004.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 10, 2004 there were 1,141 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 9,462,155 common shares.  This number represents approximately 18.7% of the total issued and outstanding common shares of the Company as at June 10, 2004, also including the 8,127,707 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 1,552 holders holding an aggregate 9,658,012 common shares. This number represents approximately 19.1% of the total issued and outstanding common shares of the Company as at June 10, 2004.

The Company does not know of any arrangements that may at subsequent date result in a change of control of the Company.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended January 31, 2004, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company (or their wholly owned private companies), including directors and senior management of companies and close members of such individuals’ families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

No officer or director of the Company, or any associate of such person, was indebted at any time during the fiscal years ended January 31, 2004, 2003 or 2002.

A.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended January 31, 2004 which contains an Independent Auditor’s Report dated June 4, 2004 and an Independent Auditor’s Report dated April 18, 2002, Consolidated Balance Sheets as at January 31, 2004 and 2003, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended January 31, 2004, 2003 and 2002, Consolidated Statements of Cash Flows for the Fiscal Years Ended January 31, 2004, 2003 and 2002 and Notes to the Consolidated Financial Statements.

B.

Significant Changes

                 No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2005	$0.75	$0.33
May	$0.44	$0.36
April	$0.50	$0.33
March	$0.65	$0.40
February	$0.75	$0.60
First Quarter	$0.75	$0.33
2004	$0.84	$0.06
January	$0.78	$0.60
December	$0.84	$0.55
Fourth Quarter	$0.84	$0.48
Third Quarter	$0.51	$0.105
Second Quarter	$0.145	$0.06
First Quarter	$0.20	$0.10
2003	$0.30	$0.075
Fourth Quarter	$0.30	$0.085
Third Quarter	$0.13	$0.085
Second Quarter	$0.185	$0.08
First Quarter	$0.15	$0.075
2002	$0.165	$0.05
2001	$0.38	$0.09
2000	$0.47	$0.20

The closing price of the Company's common shares on the Toronto Stock Exchange on June 18, 2004 was $0.39.

The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board (since April 13, 1999 and prior thereto on the Nasdaq Small Cap Market) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2005	$0.56	$0.24
May	$0.33	$0.24
April	$0.41	$0.24
March	$0.52	$0.31
February	$0.56	$0.46
First Quarter	$0.56	$0.24
2004	$0.635	$0.06
January	$0.62	$0.48
December	$0.635	$0.40
Fourth Quarter	$0.635	$0.032
Third Quarter	$0.42	$0.072
Second Quarter	$0.11	$0.060
First Quarter	$0.10	$0.065
2003	US$0.15	US$0.0479
Fourth Quarter	US$0.11	US$0.0479
Third Quarter	US$0.095	US$0.05
Second Quarter	US$0.15	US$0.06
First Quarter	US$0.09	US$0.05
2002	US$0.095	US$0.0285
2001	US$0.205	US$0.065
2000	US$0.312	US$0.13

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

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

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

B.

Memorandum and Articles of Association

The Company was incorporated on October 10, 1985 pursuant to the Company Act which has been replaced by the Business Corporations Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under incorporation number 298967.  The Company is not limited in its objects and purposes.

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

2.

direct acquisition of control of Canadian businesses with assets of $237,000,000 or more by a WTO investor;

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

A.

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

A.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, during normal business hours.

D.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at January 31, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of January 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended December 31, 2003, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that, prior to the fiscal year end January 31, 2005, it will designate an Audit Committee Financial Expert as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  The majority of the Board members are newly elected as of April 2004.

ITEM 16B.

CODE OF ETHICS

The Board of Directors has determined that, prior to the fiscal year end January 31, 2005, it will adopt a Code of Business Conduct and.  The majority of the Board members are newly elected as of April 2004.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by the Company’s auditors to the Company for each of the fiscal years ended January 31, 2004 (“Fiscal 2004”) and 2003 (“Fiscal 2003”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended January 31, 2004	Year Ended January 31, 2003
Audit Fees (1)	$17,700	$14,500
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	$3,000	$4,000
All Other Fees	Nil	Nil
Totals	$20,700	$18,500

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2004 were approved by the Audit Committee.  The Audit Committee reviews with Davidson whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.  The Board has determined that, starting in the fiscal year ending January 31, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not required as to the fiscal year ended January 31, 2004, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended January 31, 2004, which is the period covered by this Annual Report on Form 20-F.

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

*4.R.	Agreement dated November 26, 1999 between the Company and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000 between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
8	Subsidiaries of the Company
12.A	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-26296).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 19th day of June, 2004

ADRIAN RESOURCES LTD.

Per:  (signed) Dale McClanaghan

Title:  President and CEO

ADRIAN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JANUARY 31, 2004

Davidson & Company

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Adrian Resources Ltd.

We have audited the consolidated balance sheets of Adrian Resources Ltd. as at January 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants
June 4, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated June 4, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants
June 4, 2004

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

Independent Auditors’ Report

To the Shareholders of

Adrian Resources Ltd.

We have audited the consolidated statements of loss and deficit and cash flows of Adrian Resources Ltd. (an exploration stage company) for the year ended January 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the company’s results of operations and its cash flows for the year ended January 31, 2002 in accordance with generally accepted accounting principles in Canada.

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

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 18, 2002

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

		2004	2003
ASSETS
Current
Cash and cash equivalents		$ 1,836,465	$ 222,024
Receivables		88,392	34,496
Prepaid expenses		9,233	15,022

Total current assets		1,934,090	271,542
Equipment (Note 5)		42,705	56,340
Performance bond – restricted cash (Note 7)		693,766	868,758

		$ 2,670,561	$ 1,196,640
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$ 83,662	$ 81,260
Other accrued liabilities		43,279	46,986

Total current liabilities		126,941	128,246

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
48,829,542	(2003 – 33,340,543) common shares	50,849,326	48,842,442
Contributed surplus (Note 8)		327,822	48,290
Deficit		(42,345,139)	(41,533,949)

		8,832,009	7,356,783
Treasury stock, at cost
Repurchased, not cancelled
1,660,200	(2003 – 1,660,200) common shares	(6,288,389)	(6,288,389)

		2,543,620	1,068,394

		$ 2,670,561	$ 1,196,640

Nature of operations and going concern (Note 1)

Commitments (Note 13)

Subsequent events (Note 17)

On behalf of the Board:
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2004	2003	2002
EXPENSES
Accounting and legal	$ 98,850	$ 35,089	$ 33,863
Consulting fees	40,834	-	-
Depreciation	13,635	18,312	24,702
Filing fees	68,923	20,661	11,369
Insurance	863	900	2,122
Interest and bank charges	782	487	494
Investor relations and shareholder information	28,941	15,463	15,976
Office administration	33,165	2,379	7,404
Rent	20,430	-	-
Rent to related party	11,215	33,645	22,430
Resource property costs	33,910	31,638	-
Stock-based compensation (Note 9)	242,469	48,290	-
Transfer agent fees	14,621	9,778	9,702
Travel	12,566	-	-
Wages and benefits	105,683	13,656	75,290

Total expenses	(726,887)	(230,298)	(203,352)

OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(142,267)	(43,482)	62,239
Gain on sale of marketable securities	-	-	80,977
Interest income and amortization of discount on bond	57,964	71,363	81,897
Write-down of marketable securities	-	(11,685)	(141,167)
Write-down of resource properties (Note 6)	-	-	(32,628,433)

Loss for the year	(811,190)	(214,102)	(32,747,839)

Deficit, beginning of year	(41,533,949)	(41,319,847)	(8,572,008)

Deficit, end of year	$ (42,345,139)	$ (41,533,949)	$ (41,319,847)

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (1.03)

Weighted average number of shares outstanding	36,153,757	31,680,343	31,680,343

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (811,190)	$ (214,102)	$ (32,747,839)
Items not affecting cash:
Amortization of discount on bond included in interest income	(11,864)	(13,501)	(13,511)
Depreciation	13,635	18,312	24,702
Gain on sale of marketable securities	-	-	(80,977)
Stock-based compensation	242,469	48,290	-
Write-down of marketable securities	-	11,685	141,167
Write-down of resource properties	-	-	32,628,433
Foreign exchange loss (gain) on performance bond	110,914	34,709	(62,627)

Changes in non-cash working capital items:
Receivables	(53,896)	(2,754)	(14,061)
Prepaid expenses	5,789	313	457
Accounts payable and accrued liabilities	(1,305)	60,003	(6,821)

Net cash used in operating activities	(505,448)	(57,045)	(131,077)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	2,043,947	-	-
Joint venture loan payments	-	(69)	(1,739)

Net cash provided by (used in) financing activities	2,043,947	(69)	(1,739)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	-	116,955
Expenditures on resource properties	-	-	(3,306)
Proceeds from reduction in performance bond	75,942	86,481	88,176

Net cash provided by investing activities	75,942	86,481	201,825

Increase in cash and cash equivalents	1,614,441	29,367	69,009

Cash and cash equivalents, beginning of year	222,024	192,657	123,648

Cash and cash equivalents, end of year	$ 1,836,465	$ 222,024	$ 192,657

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable, except for the Petaquilla property (Note 6), for which a feasibility study has been completed and as a result of continuing depressed copper prices, development of the Petaquilla property is considered to be uneconomic at this time.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At  January 31, 2004, the Company has working capital of $1,807,149 (2003 - $143,296). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on computer equipment, furniture and fixtures and office equipment on the declining balance basis at rates varying between 20% and 30% per annum.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At January 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 10,889,291, 2,398,297 and 4,934,226, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Stock-based compensation

Effective February 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

Effective for the year ended January 31, 2004, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to comply with the current year’s presentation.

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (2003 - $Nil) and a market value of $45,006 (2003 - $Nil).

4.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	2004	2003

ASSETS

Current assets
Cash	$ 35,709	$ 11,597
Due from shareholders	10,343	20,854
Receivables	7,329	8,671
Prepaid expenses	550	143

	$ 53,931	$ 41,265

LIABILITIES
Current liabilities	$ 34,393	$ 19,933
Other liabilities	43,279	46,986

SHAREHOLDERS’ DEFICIENCY	(23,741)	(25,654)

	$ 53,931	$ 41,265

Cash flows provided by (used in):
Operating activities	$ 24,112	$ (65,944)
Financing activities	-	77,235
Investing activities	-	-

The Company’s share of Minera Petaquilla’s income (loss) for the years ended January 31, 2004, 2003 and 2002 was $2,913, $(946), and $(18,029,191), respectively, consisting of office administration costs and write-down of resource properties.

5.

EQUIPMENT

		2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 35,639	$ 19,069	$ 16,570	$ 275,590	$ 251,920	$ 23,670
Furniture and fixtures	33,923	14,448	19,475	103,477	79,132	24,345
Office equipment	12,795	6,135	6,660	38,992	30,667	8,325

	$ 82,357	$ 39,652	$ 42,705	$ 418,059	$ 361,719	$ 56,340

During the current year, the Company wrote-off certain fully depreciated equipment with an original cost of $335,702.

6.

RESOURCE PROPERTIES

Petaquilla Property

Balance, January 31, 2001	$ 32,625,127
Exploration expenditures	3,306
Write-down of resource properties	(32,628,433)

Balance, January 31, 2002, 2003 and 2004	$ -

Petaquilla Property, Panama

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

Teck has deferred the decision to February 21, 2005 on whether to make a final commitment respecting development of the concession. Teck is committed to annually deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

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

During the year ended January 31, 2002, the Company recorded a write-down of the property of $32,628,433 as a result of depressed copper prices which makes development of the Petaquilla property uneconomic.

7.

PERFORMANCE BOND – RESTRICTED CASH

During the year ended January 31, 2001, the Company purchased a Republic of Panama Sovereign Bond for US$630,000 with a face value of US$750,000 and a coupon rate of 4.5% maturing on July 17, 2014.  Included in interest income for the year ended January 31, 2004 is amortization of the discount on the bond of $11,864 (2003 - $13,501; 2002 - $13,511).  The Company received principal amortization payments of $75,942 during the year ended January 31, 2004 ($86,481 in 2003; $88,176 in 2002).  The Company also holds a US$31,175 one-year Panama Time Deposit earning interest at a rate of 4% per annum maturing October 1, 2004.

8.

CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus
Issued

Balance as at January 31, 2001 and 2002	33,340,543	$ 48,842,442	$ -
Stock-based compensation	-	-	48,290

Balance as at January 31, 2003	33,340,543	48,842,442	48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-

Balance, January 31, 2004	48,829,542	$ 50,849,326	$ 327,822

a)

In September 2003, the Company completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until September 24, 2005. The Company paid finders’ fees of $125,000 and issued 300,000 finder’s fee warrants entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.

b)

In November  2003, the Company completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until November 18, 2005. The Company paid finders’ fees of $100,000.

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

9.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant, all of which vest immediately and are exercisable over five years.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2001	3,586,838	$ 0.34
Granted	-	-
Expired	-	-
Forfeited	(41,500)	0.31

Balance at January 31, 2002	3,545,338	0.34
Granted	2,398,297	0.15
Expired	-	-
Forfeited	(3,545,338)	0.34

Balance at January 31, 2003	2,398,297	0.15
Granted	1,180,000	0.23
Exercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	$ 0.18

The weighted average fair value of stock options granted during the current year was $0.21 (2003 - $0.09) per option.

As at January 31, 2004, the following stock options were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

1,909,297	$ 0.15	April 18, 2007
1,180,000	0.23	September 24, 2008

Included in stock options granted during the current year are 450,000 (2003 – 549,500) stock options granted to consultants and non-employees.  Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the current year was $92,467 (2003 - $48,290) which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock based compensation (Note 2). Included in stock options granted in the current year are 730,000 stock options granted to employees and directors (2003 – 1,848,797 options). These options have a fair value of $150,002 (2003 – $162,473) which, beginning in February 1, 2003 is being recognized over the vesting periods of the options. Total stock-based compensation for stock options granted to employees and directors recognized during the current year was $150,002 (2003 - $Nil). Prior to February 1, 2003, the Company had elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense was recognized when the stock options were granted.

Had compensation costs prior to February 1, 2003 been determined based on the fair value of the options granted using the Black-Scholes option-pricing model , additional compensation expense would have been recorded as follows:

Year Ended January 31, 2003

Loss for the year as reported	$ (214,102)
Additional compensation expense	(162,473)

Pro-forma loss	(376,575)

Pro-forma basic and diluted loss per share	$ (0.01)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31, 2004	Year Ended January 31, 2003
Risk-free interest	3.86%	5.00%
Expected dividend yield	-	-
Expected stock price volatility	140%	85%
Expected option life in years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including  expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2001 and 2002	1,388,888	$ 0.19

Issued	-	-
Expired	(1,388,888)	0.19

Balance at January 31, 2003	-	-

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	$ 0.25

As at January 31, 2004, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,466,666	$ 0.25	September 24, 2005
3,333,328	0.25	November 18, 2005

Included in the warrants issued during the current year are finder’s fee warrants entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share until September 24, 2005.  Total stock-based compensation for the fair value of these warrants was $51,563 (2003 - $Nil) which has been recorded as share issue costs with corresponding entry in contributed surplus. These warrants were valued using the Black-Scholes option-pricing model using a risk-free interest rate of 3%, an expected life of 2 years, an annualized volatility of 140%, and a dividend rate of 0%.

11.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2004:

a)

The Company paid consulting fees of $34,833 (2003 - $Nil; 2002 - $Nil) to a company controlled by a director for CFO services.

b)

The Company paid rent expense of $11,215 (2003 - $33,645; 2002 - $22,430) to a company related by virtue of common directors.  These directors resigned subsequent to year end.

c)

The Company paid legal fees of $108,037 (2003 - $Nil; 2002 - $Nil) to a law firm controlled by a director, of which $47,569 (2003 - $Nil; 2002 - $Nil) was recorded as share issue costs.  This director resigned subsequent to year end.

d)

Included in accounts payable at January 31, 2004 is $10,212 (2003 - $Nil) due to a law firm controlled by a director.  This director resigned subsequent to year end.

e)

Included in accounts payable at January 31, 2004 is $7,862 (2003 - $Nil) due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2004	2003	2002

Statutory tax rate	37.6%	39.6%	44.62%

Loss for the year	$ (811,190)	$ (214,102)	$ (32,747,839)

Expected income tax recovery	$ 305,007	$ 84,784	$ 14,612,086
Permanent and other differences	(91,172)	(35,815)	(1,116)
Differences in foreign tax rates	(12,305)	(4,419)	(2,648,668)
Losses for which an income tax benefit has not been recognized	(201,530)	(44,550)	(11,962,302)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2004	2003

Future income tax assets
Non-capital and other loss carry-forwards	$ 983,235	$ 1,291,401
Equipment and exploration properties	224,647	232,142
Investments	2,587,307	2,732,661
Share issuance costs	9,703	10,248

Total future income tax assets	3,804,892	4,266,452
Valuation allowance	(3,804,892)	(4,266,452)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $2,760,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2005.  Subject to certain restrictions, the Company also has approximately $175,000 of resource expenditures available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama.  The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

12.

COMMITMENTS

Subsequent to the year end, the Company entered into a five year lease for premises at an estimated annual cost of $63,176 per year commencing June 2004. The Company also entered into an indemnity agreement with Madison Enterprises Corporation (“Madison”), a company related or formerly related by virtue of common directors, whereby Madison agreed to indemnify the Company for costs arising from the lease of its former premises.

13.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond and accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

14.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties.  Details of geographic information are as follows:

2004	Canada	Panama	Total

Interest income	$ 12,373	$ 45,591	$ 57,964

Equipment	$ 42,705	$ -	$ 42,705

2003	Canada	Panama	Total

Interest income	$ 687	$ 70,676	$ 71,363

Equipment	$ 56,340	$ -	$ 56,340

2002	Canada	Panama	Total

Interest income	$ 1,476	$ 80,421	$ 81,897

Equipment	$ 74,652	$ -	$ 74,652

15.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the years ended January 31, 2004, 2003 and 2002, the Company conducted non-cash operating, financing and investing activities as follows:

	2004	2003	2002

Non-cash operating activities
Receivables settled with marketable securities	$ -	$ -	$ 156,852

Non-cash financing activities
Finder’s fee warrants	51,563	-	-
Share issue costs	(51,563)	-	-

Non-cash investing activities
Marketable securities applied in settlement of receivables	-	-	(156,852)

17.

SUBSEQUENT EVENTS

a)

On April 16, 2004, the Company reported that R.S. Angus, Chet Idziszek, J.G. Stewart and Ed Thompson had resigned as directors and officers of the Company, and that Dale McClanaghan and Michael Levy had been appointed to fill some of the vacancies on the Board.

b)

Subsequent to the year end, the Company granted 1,770,000 stock options exercisable at $0.42 per share at any time on or before April 27, 2009.

c)

The Company issued 50,000 common shares on the exercise of warrants for proceeds of $12,500 and issued 1,715,497 common shares on the exercise of stock options for proceeds of $257,324.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

Loss for the year

	2004	2003	2002

Loss for the year following Canadian GAAP	$ (811,190)	$ (214,102)	$ (32,747,839)
Interest capitalized on resource properties written off (c)	-	-	(127,800)

Loss for the year following U.S. GAAP	(811,190)	(214,102)	(32,875,639)
Holding gains on investments (b)	45,006	-	31,219

Comprehensive loss following U.S. GAAP	$ (766,184)	$ (214,102)	$ (32,844,420)

Basic and diluted loss per share following U.S. GAAP	$ (0.02)	$ (0.01)	$ (1.04)

	2004	2003

Current assets
Current assets following Canadian GAAP	$ 1,934,090	$ 271,542
Cumulative adjustments:
Holding gain on investments (b)	45,006	-

Current assets following U.S. GAAP	$ 1,979,096	$ 271,542

	2004	2003	2002

Shareholders’ equity

Shareholders’ equity following Canadian GAAP	$ 2,543,620	$ 1,068,394	$ 1,234,206
Cumulative adjustments:
Holding gains on investments (b)	45,006	-	32,719

Shareholders’ equity following U.S. GAAP	$ 2,588,626	$ 1,068,394	$ 1,266,925

There were no material differences between Canadian and U.S. GAAP in the statement of cash flows.

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

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under SFAS No. 115, these investments are classified as “available for sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

c)

Capitalization of interest

During the years ended January 31, 1994 and 1995, the Company expensed $127,800 of interest, which under U.S. GAAP would have been capitalized to mineral properties.

d)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended January 31, 2004 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended January 31, 2003 and 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the year ended January 31, 2002.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) beginning with the fiscal year ended January 31, 2003.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the years ended January 31, 2004 and 2003.  For the year ended January 31, 2002, since no stock options were granted, there is also no difference.

e)

Recent accounting pronouncements

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

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003.  Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.  The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on or after July 1, 2003.  The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting.  The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.  The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

Exhibit 12.A

CERTIFICATION

I, Dale McClanaghan, certify that:

1.  I have reviewed this annual report on Form 20-F of Adrian Resources Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  June 19, 2004

/s/ Dale McClanaghan

Dale McClanaghan

President and Chief Executive Officer

Exhibit 12.B

CERTIFICATION

I, Kenneth Morgan, certify that:

1.  I have reviewed this annual report on Form 20-F of Adrian Resources Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  June 19, 2004

/s/ Kenneth Morgan

Kenneth Morgan, Chief Financial Officer

Exhibit 13.A

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Adrian Resources Ltd. for the year ended January 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  June 19, 2004

/s/ Dale McClanaghan

Dale McClanaghan

President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Adrian Resources Ltd. for the year ended January 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  June 19, 2004

/s/ Kenneth Morgan

Kenneth Morgan

Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.