Form 20-F
period 2005-01-31
PETAQUILLA MINERALS LTD
filed 2005-05-13
CIK 947121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 January 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-26296

Petaquilla Minerals Ltd

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant's name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Page 1 of 117 Pages

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
_____________________________________________________________________________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
_____________________________________________________________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

51,506,003
_____________________________________________________________________________________

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

Item 17  X   Item 18 _____

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ____  No ____  Not Applicable  X

The information set forth in this Annual Report on Form 20-F is as at January 31, 2005 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Petaquilla Minerals Ltd., are set forth in Item 5 of this Annual Report and in Note 18 to the accompanying Financial Statements of Petaquilla Minerals Ltd.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See "Risk Factors" for other factors that may affect our future financial performance.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	8

PART I		10

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3	KEY INFORMATION	10
A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	12
C.	Reasons For The Offer and Use of Proceeds	12
D.	Risk Factors	12
	Exploration and Development Risks	12
	Estimates of Reserves, Mineral Deposits and Production Costs	13
	Risks of Development, Construction and Mining Operations	13
	Expanded Panama Canal Watershed Could Affect Development	13
	Title Matters	14
	Conflicts of Interest	14
	Currency Fluctuations	14
	Additional Funding Requirements	14
	Requirements of Ley Petaquilla	15
	History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations	16
	Limited Experience with Development-Stage Mining Operations	16
	Stock Subject to Penny Stock Rules	16
	Competition	16
	Mineral Prices	16
	Foreign Countries and Regulatory Requirements	17
	Environmental and Other Regulatory Requirements	17
	Panama Political Risks	18
	Dividends	18
	Our Officers and Directors Resident Outside U.S;. Potential Unenforceability of Civil Liabilities and Judgments	18
	If We are Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from Our Properties, We Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Our U.S. Stockholders and Less Liquidity for the Stock	18

ITEM 4	INFORMATION ON OUR COMPANY	19
A.	History and Development of Our Company	19
	Acquisition of the Petaquilla Property, Panama	19
	Financing Agreement with Teck Corporation	20
	Directors and Officers of Our Company	22
	Letter of Intent with Teck Cominco Limited and Inmet Mining Corporation	22
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	22
	Current and Planned Capital Expenditures/Divestitures	22
	Public Takeover Offers	22
B.	Business Overview	23
C.	Organizational Structure	24
D.	Property, Plants and Equipment	25
	Petaquilla Property, Panama	25
	Introduction	25
	Location, Access & Physiography	27
	Plant and Equipment	27
	Title	28
	Exploration History	33
	Exploration - Results Obtained By Us or on Our Behalf	34
	Regional and Local Geology	38
	Mineralization	39
	Preliminary Feasibility Study	40
	Production Scoping Study	42
	Final Feasibility Study	43
	Status of Project Financing	44
	Doing Business in Panama	45

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47
A.	Operating Results	47
	Fiscal Year Ended January 31, 2005 Compared to Fiscal Year Ended January 31, 2004	48
	Fiscal Year Ended January 31, 2004 Compared to Fiscal Year Ended January 31, 2003	48
	Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended January 31, 2002	49
B.	Liquidity and Capital Resources	49
	January 31, 2005 Compared to January 31, 2004	50
	January 31, 2004 Compared to January 31, 2003	51
	January 31, 2003 Compared to January 31, 2002	51
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	52
	Outlook	52
C.	Research and Development, Patents and Licenses, etc.	52
D.	Trend Information	52
E.	Off-Balance Sheet Arrangements	52
F.	Disclosure of Contractual Obligations	52

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	53
A.	Directors and Senior Management	53
B.	Compensation	53
	Cash and Non-Cash Compensation - Executive Officers and Directors	54
	Option Grants in Last Fiscal Year	55
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	55
	Defined Benefit or Actuarial Plan Disclosure	56
	Termination of Employment, Change in Responsibilities and Employment Contracts	56
	Directors	56
C.	Board Practices	57
D.	Employees	57
	Consultants	58
E.	Share Ownership	58

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59
A.	Major Shareholders	59
B.	Related Party Transactions	59
C.	Interests of Experts and Counsel	60

ITEM 8	FINANCIAL INFORMATION	60
A.	Consolidated Statements and Other Financial Information	60
B.	Significant Changes	60

ITEM 9	THE OFFER AND LISTING	60
A.	Offer and Listing Details	60
B.	Plan of Distribution	61
C.	Markets	61
D.	Selling Shareholders	62
E.	Dilution	62
F.	Expenses of the Issue	62

ITEM 10	ADDITIONAL INFORMATION	62
A.	Share Capital	62
B.	Memorandum and Articles of Association	62
C.	Material Contracts	64
D.	Exchange Controls	64
E.	Taxation	66
	Material Canadian Federal Income Tax Consequences	66
	Dividends	67
	Capital Gains	67
	Material United States Federal Income Tax Consequences	68
	U.S. Holders	68
	Distributions on Common Shares of the Company	68
	Foreign Tax Credit	69
	Information Reporting and Backup Withholding	69
	Disposition of Common Shares of the Company	70
	Currency Exchange Gains or Losses	70
	Other Considerations	70
	Foreign Personal Holding Company	70
	Foreign Investment Company	71
	Passive Foreign Investment Company	71
	Controlled Foreign Corporation	72
F.	Dividends and Paying Agents	73
G.	Statement by Experts	73
H.	Documents on Display	73
I.	Subsidiary Information	73

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73

PART II		73

ITEM 13	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	73

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73

ITEM 15	CONTROLS AND PROCEDURES	74

ITEM 16	RESERVED	74
A.	Audit Committee Financial Expert	74
B.	Code of Ethics	74
C.	Principal Accountant Fees and Services	75
D.	Exemptions From the Listing Standards for Audit Committees	76
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	76

PART III		76

ITEM 17	FINANCIAL STATEMENTS	76

ITEM 18	FINANCIAL STATEMENTS	76

ITEM 19	EXHIBITS	76

	SIGNATURES	79

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

tonne - metric ton (2,204 pounds).

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", and "Petaquilla Minerals" mean Petaquilla Minerals Ltd. and its subsidiaries, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

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

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The following tables summarize our selected financial data  (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".  Note 18 of our financial statements included with this filing sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles ("U.S. GAAP").  Results for the periods ended January 31, 2005 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended January 31
		2005	2004	2003	2002	2001
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items(1)
	Total	($1,798,273)	($811,190)	($214,102)	($32,747,839)	($1,522,146)
	Per Share (1)	($0.04)	($0.02)	($0.01)	($1.03)	($0.05)
(c)	Total assets	$1,989,474	$2,670,561	$1,196,640	$1,302,518	$34,058,917
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$1,886,423	$2,543,620	$1,068,394	$1,234,206	$33,982,045
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Net earnings (loss) for the period
	Total	($1,989,474)	($811,190)	($214,102)	($32,747,839)	($1,522,146)
	Per Share (1)	($0.04)	($0.02)	($0.01)	($1.03)	($0.05)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended January 31
		2005	2004	2003	2002	2001
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($1,798,273)	($811,190)	($214,102)	($32,875,639)	($1,131,409)
	Per Share¹	($0.04)	($0.02)	($0.01)	($1.04)	($0.04)
(c)	Total assets	$2,026,893	$2,715,567	$1,196,640	$1,335,237	$34,188,217
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$1,923,842	$2,588,626	$1,068,394	$1,266,925	$34,111,345
(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(f)	Net earnings (loss) for the period
	Total	($2,026,893)	($766,184)	$(214,102)	($32,875,639)	($1,131,409)
	Per Share¹	($0.04)	($0.02)	($0.01)	($1.04)	($0.04)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

We have not declared or paid any dividends in any of our last five financial years.

On January 31, 2005, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $1.2380

The following table sets out the high and low exchange rates for each of the last six months.

	2005			2004
	March	February	January	December	November	October
High for period	1.2205	1.2441	1.2303	1.2238	1.2004	1.2521
Low for period	1.2120	1.2350	1.2201	1.2127	1.925	1.2437

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended January 31
	2005	2004	2003	2002	2001
Average for the period	1.2380	1.38	1.5646	1.55903	1.4893

B.  Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Reasons For The Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.  Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry which may have a material impact on, or constitute risk factors in respect of, our future financial performance.

Exploration and Development Risks

We are engaged in the business the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Our property interests are in the exploration stage only, with the exception of the Petaquilla Property, and are without a known body of commercial ore.  Accordingly, there is little likelihood that we will realize any profits in the short to medium term.  Any profitability in the future from our business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  In developing our mineral deposits, we will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect our financial performance.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  We will have insurance in amounts that we consider to be adequate to protect ourselves against certain risks of mining and processing.  However, we may become subject to liability for hazards against which we cannot insure ourselves or which we may elect not to insure against because of premium costs or other reasons.  In particular, we are not insured for environmental liability or earthquake damage.

In order to develop the Petaquilla Property, located in Panama, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial.  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral deposit figures included herein have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations

Our ability to meet timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect our financial performance.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  We will obtain insurance in amounts that we consider to be adequate to protect ourselves against certain risks of mining and processing.  However, we may become subject to liability for hazards against which we cannot insure ourselves or which we may elect not to insure against because of premium costs or other reasons.  In particular, we are not insured for environmental liability or earthquake damage.

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

Title Matters

While we have diligently investigated title to all mineral exploration concessions and, to the best of our knowledge, title to such properties is in good standing, this should not be construed as a guarantee of title.

Conflicts of Interest

Certain of our directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of Petaquilla Minerals.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Petaquilla Minerals, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have  no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

We maintain our accounts in Canadian dollars.  Our operations in Panama may make us subject to foreign currency fluctuations.  Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.  We do not at present, nor do we plan in the future, plan to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

We have not generated cash flow from operations in the past and cash flow is not expected in the next few years to satisfy our operational requirements and cash commitments.  In the past, we have relied on sales of equity securities to meet most of our cash requirements, together with management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements and cash commitments.

We do not presently have sufficient financial resources to undertake all of our planned exploration and development programs.  The development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations on such properties.  Accordingly, in their report on the consolidated financial statements for the period ended January 31, 2005, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

In particular, although we have entered into an agreement whereby Teck Cominco Limited can earn one-half of our interest in the Petaquilla Property, by funding the feasibility study and our capital costs, there is no assurance that Teck Cominco Limited will elect to participate or to continue to participate in such property, in which event we will be required to finance all future exploration and development, or seek another partner.  Pursuant to our agreement with Teck Cominco Limited, Teck Cominco Limited can, at any time prior to a property reaching "commercial" production, elect to abandon and surrender its interest in any property.

Requirements of Ley Petaquilla

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla"), a project-specific piece of legislation enacted in February of 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. Under the Ley Petaquilla, Minera Petaquilla, S.A. was required to begin mine development by May of 2001, however, Minera Petaquilla, S.A. can defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years, i.e. until May 2006 at the latest.  The Ley Petaquilla also requires Minera Petaquilla, S.A. to make a minimum investment of US $400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

Pursuant to the Petaquilla Shareholders Agreement (see Item 4. INFORMATION ON OUR COMPANY, D - Petaquilla Property, Panama) Teck Cominco Limited, had notified us that it had elected to defer, for one further year until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of our interest in Petaquilla.  The deferral is based on Teck Cominco Limited's view that there is uncertainty surrounding plans by the Government of Panama to expand the Panama Canal zone; operating costs are substantially higher than projects being financed; forecasted copper prices remain well below current prices required for a production decision; the project does not meet operating debt service coverage ratios required for financing; and third party power supply prospects which would have substantially reduced the capital cost of the project have become less likely. Teck Cominco Limited concluded that the project would be a relatively high cost producer.

On December 13, 2004 we entered into a letter of intent with Teck Cominco Limited and Inmet Mining Corporation.  The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project.  Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to us, Teck Cominco Limited and Inmet Mining Corporation.

We intend to focus the first phase of the mine development plan on the Molejon gold deposit.  We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.  We plan to commence drilling of the Minera Petaquilla project in June or July of 2005.

On April 26, 2005, our company and Inmet Mining Corporation waived Teck Cominco Limited's annual obligation, under the Petaquilla Shareholders Agreement (see Item 4. INFORMATION ON OUR COMPANY, D - Petaquilla Property, Panama), to update and deliver the final bankable feasibility study to our company in 2005.  We chose to waive Teck Cominco Limited's obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated study become appropriate, we will request Teck Cominco Limited to deliver an updated version of the final bankable feasibility study.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

We have incurred net losses to date.  Our deficit as of January 31, 2005, was $44,143,412.  We have not yet had any revenue from the exploration activities on our properties, nor have we yet found that development activity is warranted on any of our properties.  Even if we do undertake development activity on any of our properties, we may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future.  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

Limited Experience with Development-Stage Mining Operations

We have limited experience in placing resource properties into production, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that we will have available to us the necessary expertise when and if we place our resource properties into production.

Stock Subject to Penny Stock Rules

Our capital stock would be classified as "penny stock" as defined in Rule 15g-9 promulgated under the Securities Exchange Act of 1934 (the "1934 Act").  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire additional attractive mineral properties on terms we consider acceptable.  Accordingly, there can be no assurance that our exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond our control may affect the marketability of any substances discovered.  The prices of gold and copper have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold and copper is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the prices of gold and copper will be such that our properties can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently, our only properties are located in Panama.  Consequently, we are subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Panama as a developing country may make it more difficult for us to obtain any required production financing for our properties from senior lending institutions.

Environmental and Other Regulatory Requirements

Our current or future operations, including development activities and commencement of production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on our various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Our potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities.  There can be no assurance, however, that all permits we may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project we might undertake.

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.

Panama Political Risks

Mineral exploration and mining activities in Panama may be affected in varying degrees by political conditions and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dividends

All of our available funds will be invested to finance the growth of our business and therefore investors cannot expect and should not anticipate receiving a dividend on our common shares in the foreseeable future.

Our Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

Petaquilla Minerals and our officers and directors are residents of countries other than the United States, and all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

We believe that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If We are Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from Our Properties, We Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Our U.S. Stockholders and Less Liquidity for the Stock

We, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company ("PFIC") for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, we would be considered a PFIC if:  75% or more of our gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owning shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, a gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of our stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for our stock.

ITEM 4.  INFORMATION ON OUR COMPANY

A.  History and Development of Our Company

Our company, Petaquilla Minerals, is a British Columbia company engaged in the acquisition, exploration, exploration management, development and sale of mineral properties. We were incorporated under the laws of the Province of British Columbia, Canada, on October 10, 1985 by registration of our Memorandum and Articles with the British Columbia Registrar of Companies.  We have three subsidiaries.  Adrian Resources (BVI) Ltd., a direct wholly-owned British Virgin Islands subsidiary of Petaquilla Minerals, owns all of the issued shares of Petaquilla Minerals, S.A., a Panamanian corporation, which holds title to certain of our exploration concessions in the Republic of Panama.  Georecursos Internacional, S.A., a Panamanian corporation and a wholly-owned subsidiary of Petaquilla Minerals, S.A., holds a 52% interest in the Petaquilla Property through our shareholding in Minera Petaquilla, S.A. (subject to Teck Cominco Limited's right to acquire one-half of such interest) and also holds certain other exploration concessions in the Republic of Panama.

On October 12, 2004 we changed our name from Adrian Resources Ltd. to Petaquilla Minerals.  The name change was approved by our shareholders at our annual and extraordinary general meeting held on July 23, 2004.  On February 3, 2005 we changed the name of our subsidiary from Adrian Resources, S.A. to Petaquilla Minerals, S.A.

Our head office and principal office address is located at Suite 1820, 701 West Georgia  Street, Vancouver, British Columbia, V7Y 1C6, Canada.  Our telephone number is 604-694-0021.

Acquisition of the Petaquilla Property, Panama

We have a 52% interest in the Petaquilla Property, which interest is subject to the right of Teck Cominco Limited to acquire one-half of our interest, as more fully described under  "Item 4 - Information on Our Company - D. Property, Plants and Equipment" below.  A brief summary of the transactions leading to the current structure of our holdings in the Petaquilla Property follows.

(a)  Inmet Transactions (Acquisition of 32% Effective Interest)

We acquired a 32% effective interest in the Petaquilla Property through a series of arm's length transactions with Minnova (Panama) Inc., a Panamanian company which is a wholly-owned subsidiary of Inmet Mining Corporation of Toronto, Ontario, (formerly known as Metall Mining Corp.) Pursuant to a letter agreement dated March 1, 1991 between Georecursos Internacional, S.A. and Minnova (Panama) Inc., Inmet Mining Corporation had a right to acquire an 80% interest in the Petaquilla Property from Georecursos Internacional, S.A. (the "Inmet Option").  In April 1992, we entered into an arm's length agreement with Inmet Mining Corporation that gave us the right (the "Adrian Option") to acquire 40% of Inmet Mining Corporation's contingent 80% interest in the Petaquilla Property (the "Inmet Agreement").  By a letter of intent dated October 4, 1994 between us and Inmet Mining Corporation, (the "Inmet Letter of Intent"), the Inmet Option and the Adrian Option were deemed to have been fully exercised, resulting in the acquisition and holding of a 48% interest and a 32% interest in the Petaquilla Property by Inmet Mining Corporation and Petaquilla Minerals, respectively.  The Inmet Letter of Intent has been superseded by the Petaquilla Shareholders Agreement, described below.  See "Item 4 - Information on Our Company - D. Property, Plants and Equipment" below for more information regarding the Inmet Option, the Adrian Option, the Inmet Letter of Intent, the Inmet Agreement and the Petaquilla Shareholders Agreement.

(b)  Georecursos Transactions (Acquisition of 20% Interest)

In July, 1993, we acquired, through our subsidiary, Petaquilla Minerals, S.A., all of the issued and outstanding shares of Georecursos Internacional, S.A., a Panamanian company which held the remaining 20% direct interest in the Petaquilla Property, pursuant to an arm's length transaction with Almond Holding S.A., a private British Virgin Islands company wholly-owned by Minamerica Corporation.  As a result of this transaction, Minamerica Corporation became our largest shareholder, initially holding over 20% of our outstanding common shares, however, we believe that Minamerica Corporation no longer owns any of our shares . See "Item 4 - Information on Our Company - D. Property, Plants and Equipment" below for more information regarding this agreement and for additional information regarding the acquisition.

(c)  Petaquilla Shareholders Agreement

On February 21, 1997, we entered into a definitive shareholders agreement (the "Petaquilla Shareholders Agreement") with Georecursos Internacional, S.A., Inmet Mining Corporation, Teck Cominco Limited and Minera Petaquilla S.A. regarding the Petaquilla Property which supersedes all previous agreements relating to the Petaquilla Property, including the Inmet Letter of Intent.  Under the Petaquilla Shareholders Agreement, Inmet Mining Corporation and Petaquilla Minerals effectively transferred their respective 48% and 52% interests in the Petaquilla Property to Minera Petaquilla, S.A. and received shares of Minera Petaquilla, S.A. in proportion to their respective ownership interests in the Petaquilla Property.  Teck Cominco Limited has the right to acquire one-half of our interest in Minera Petaquilla S.A.  See "Item 4 - Information on Our Company - D. Property, Plants and Equipment" below for more information regarding the Inmet Option, the Adrian Option, the Inmet Letter of Intent, the Inmet Agreement and the Petaquilla Shareholders Agreement.  Any capital expenditures on the Petaquilla Property will most likely be funded either pursuant to our financing arrangement with Teck Cominco Limited or through the sale of share capital.

Financing Agreement with Teck Corporation

By agreement dated April 29, 1991, we entered into a financing agreement (the "Teck Agreement") with Teck Corporation (now Teck Cominco Limited) of Vancouver, British Columbia under which we agreed to grant to Teck Cominco Limited the right to earn one-half of, among other things, our interest in the Petaquilla Property by funding our obligations with respect to exploration and development of such property.  Pursuant to the Teck Agreement, we are obligated to offer to enter into an agreement with Teck Cominco Limited on the same terms and conditions as contained in the Teck Agreement with respect to any mineral property interests acquired by us after the date of the Teck Agreement (each such acquired mineral property interest is a "Project").

Under the Teck Agreement, if we elect to prepare a preliminary feasibility study with respect to a Project, then upon completion of the study, we must present the preliminary feasibility study to Teck Cominco Limited.  Teck Cominco Limited may then elect, within 90 days from receipt of the preliminary feasibility study, to prepare (or cause to be prepared), within 24 months after receipt of the preliminary feasibility study, a final feasibility study at Teck Cominco Limited's cost (including the cost of any further exploration work as may be necessary to complete the final feasibility study).  Teck Cominco Limited may then elect, within 90 days after receipt of the final feasibility study, to exercise its right to finance the Project.  If Teck Cominco Limited so elects, we will be obligated to transfer 50% of our interest in the Project to Teck Cominco Limited.  In addition, Teck Cominco Limited will have the right to become a member of any joint venture which is overseeing or otherwise conducting Project operations or to become the operator of the Project, subject to our existing contractual requirements in respect of the Project. Teck Cominco Limited's failure to exercise its right with respect to a particular Project does not preclude it from exercising that right at some future date in respect of other Projects.  If, however, Teck Cominco Limited elects not to proceed after receiving a preliminary feasibility study or does not elect to provide or arrange financing for a particular Project within 90 days after the completion of a final feasibility study, Teck Cominco Limited will be deemed to have surrendered and abandoned its right to finance that Project and acquire any interest therein.  In addition, at any time prior to the commencement of commercial production, Teck Cominco Limited may elect to abandon and surrender its interest in the Project by notifying us of such election.

If Teck Cominco Limited elects to prepare a final feasibility study and to provide production financing, we are not required to incur any further expenditures to bring the Project into commercial production.  However, all costs incurred by Teck Cominco Limited will be reimbursed to Teck Cominco Limited prior to us receiving any proceeds from production, as described below.

Once the Project has been placed into commercial production, the aggregate net proceeds available to us and Teck Cominco Limited are to be distributed in the following manner:

(1)

first, to repay third party debt financing;

(2)

thereafter, 100% of the net proceeds are to be paid to Teck Cominco Limited until all costs incurred by Teck Cominco Limited from the time of completion of a final feasibility study (including costs related to the financing) together with an amount sufficient to fully discharge and release Teck Cominco Limited from certain obligations and liabilities with respect to the property are paid;

(3)

thereafter, 50% of the net proceeds will be utilized to reimburse the parties' other exploration and development costs and the remaining 50% will be divided equally between Teck Cominco Limited and our company; and

(4)

thereafter, 100% of the net proceeds will be divided equally between Teck Cominco Limited and our company.

If we intend to sell or receive an offer to purchase all or any of our interest in a Project, Teck Cominco Limited has a right of first refusal to purchase same.  The Teck Agreement also provides that Teck Cominco Limited has a right of first refusal, subject to existing contractual requirements for consents and third party rights, to acquire on an abandonment, our remaining interest in a Project.  Teck Cominco Limited also has the right to participate, to the extent Teck Cominco Limited elects, in each equity financing undertaken by us prior to December 31, 2010.

It is our position that the Teck Agreement does not apply to properties or interests held or acquired by us, either directly or indirectly, through our subsidiaries.

Our direct and indirect interests in the Petaquilla Property and a number of our other Panamanian mineral concessions were formerly subject to a heads of agreement letter dated November 8, 1994 among Teck Cominco Limited, Georecursos Internacional, S.A. and Petaquilla Minerals (the "Heads of Agreement").  Our interest in the Petaquilla Property is now subject to the Petaquilla Shareholders Agreement among Georecursos Internacional, S.A., Inmet Mining Corporation, Petaquilla Minerals, Teck Cominco Limited and Minera Petaquilla, S.A., under which we and Teck Cominco Limited have agreed, among other things, to modify and supersede the provisions of the Teck Agreement with respect to the Petaquilla Property.  As a result of the Petaquilla Shareholders Agreement, the Heads of Agreement is no longer of any force or effect.

Directors and Officers of Our Company

On April 16, 2004 Chet Idziszek resigned as our President and director and James G. Stewart resigned as our Secretary and director. In addition, R. Stuart Angus and Edward G. Thompson resigned as our directors. On the same date Dale McClanaghan was appointed as our President and CEO and director and Michael Levy was appointed as our director.  Subsequent to our annual and extraordinary general meeting held on July 23, 2004, Dale McClanaghan was reappointed as our President and CEO. On August 16, 2004 Patrick G. Downey was appointed as our director. On December 14, 2004 Mr. McClanaghan resigned as president, CEO and director. On the same date Richard Fifer was appointed as our CEO and Chairman of the board and Michael Levy was appointed as our President. On March 23, 2005 Richard Fifer resigned as Chairman and CEO. Mr. Fifer continues to serve our company in a non-executive role and as a director of our Company.  On April 1, 2005 Patrick Downey resigned as a director of our company and Marco Tejeira was appointed as a director of our company.

Letter of Intent with Teck Cominco Limited and Inmet Mining Corporation

On December 13, 2004 we entered into a letter of intent with Teck Cominco Limited, and Inmet Mining Corporation.  The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project.  Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to us, Teck Cominco Limited and Inmet Mining Corporation.  We intend to focus the first phase of the mine development plan on the Molejon gold deposit.

We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit. In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession. We plan to commence drilling of the Minera Petaquilla project in June or July of 2005.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

We have not made any significant capital expenditures over the last three fiscal years. During the year ended January 31, 2002, we sold 4,950,690 shares we held in Hyperion Resources Ltd. for $116,955. We continue to hold 37,500 of such shares. On February 10, 2005, we sold 500,000 of our own shares on the Toronto Stock Exchange at a price of $0.65 per share. These shares were previously issued and reacquired by us some years ago pursuant to an issuer bid. Accordingly, there was no change to the number of shares issued and outstanding as a result of this sale. We will use the proceeds of the sale for general working capital purposes.

Current and Planned Capital Expenditures/Divestitures

We do not have any ongoing significant capital expenditures or divestitures nor do we anticipate having any capital expenditures or divestitures during the fiscal year ending January 31, 2006.  In relation to the planned exploration and drilling of the Minera Petaquilla project, we anticipate having expenditures of approximately $2,000,000 during the fiscal year ending January 31, 2006.  However, this expenditure is subject to our ability to obtain financing.  There is no assurance that we will be successful in obtaining the required financing.

Public Takeover Offers

During the current and previous fiscal year, we have not received any public takeover offers from third parties nor have we made any such takeover offers.

B.  Business Overview

We have historically been involved in mineral exploration in Canada and more recently in the Republic of Panama.  In 1994 we sold our interest in the Eskay Creek Property, our principal property in Canada.  We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Since our acquisition of an interest in the Cerro Petaquilla concession (the "Petaquilla Property") in Panama in 1992, our primary focus has been exploring and developing our Petaquilla Property and other mineral properties in the Republic of Panama.

We acquired our interests in the Petaquilla Property in 1992 and 1993 through two separate series of transactions more fully described under the heading "Item 4 - Information on Our Company - D. Property, Plants and Equipment" below.  In 1992, we obtained an option from Inmet Mining Corporation, which was exercised in October, 1994, to acquire an effective 32% interest in the Petaquilla Property.  In addition, in 1993, we acquired a 20% interest in the Petaquilla Property through a series of transactions with Almond Holding S.A., a private company wholly-owned by Minamerica Corporation.  As a result of the latter transactions, Minamerica Corporation became our largest shareholder and certain nominees of Minamerica Corporation were elected to the board of directors and appointed as our officers; however, at the time that the agreement with Almond Holding S.A. was entered into, we were at arm's length to Almond Holding S.A. and Minamerica Corporation.  To our knowledge, Minamerica Corporation no longer owns any of our shares and no longer has any nominees on our board of directors.

Our aggregate 52% percent interest in the Petaquilla Property is now held through Minera Petaquilla, S.A., a Panamanian corporation which holds the Petaquilla Property.  The affairs of Minera Petaquilla, S.A. are governed by a shareholders agreement (the "Petaquilla Shareholders Agreement") dated February 21, 1997 between our company, Petaquilla Minerals, and our wholly-owned indirect Panamanian subsidiary, Georecursos Internacional, S.A., Inmet Mining Corporation and its wholly-owned Panamanian subsidiary, Minnova (Panama) Inc., Teck Cominco Limited and its wholly-owned Panamanian subsidiary, Minera Teck Panama, S.A. and Minera Petaquilla, S.A.  See "Item 4 - Information on Our Company - D. Property, Plants and Equipment" below.

While we made no formal decision to discontinue exploration in Canada, our policy has been to proceed with exploring and developing our most promising properties, being our Panamanian properties, which has effectively resulted in a discontinuation of exploration in Canada by us.  Prior to the above-mentioned transaction with Almond Holding S.A., we were already involved with the Petaquilla Property through our option agreement with Inmet Mining Corporation; however, after the transaction with Almond Holding S.A., our focus on the Petaquilla Property and our other Panamanian mineral properties accelerated.

In August, 1994 a preliminary feasibility study was completed on two of the deposits located in the Petaquilla Property.  In January 1998, a bankable final feasibility study was completed by H.A. Simons Ltd. on behalf of Teck Cominco Limited.  Teck Cominco Limited has the right to acquire one-half of our interest in any mining property in which we have an interest, including the Petaquilla Property.  Our rights with respect to the Petaquilla Property are governed by the terms of the Petaquilla Shareholders Agreement.  See "Item 4 - Information on Our Company - D. Property, Plants and Equipment" below for a discussion of the rights of Teck Cominco Limited with respect to all other properties owned by us.  The balance of our properties in Panama are in the initial exploration phase.

In November 1998, we entered into an agreement (the "Agreement") with Hyperion Resources Corp. ("Hyperion"), Rhodes Mining NL and Ricdal Consultants Pty Ltd. whereby we agreed, subject to regulatory approval, to acquire certain securities of Hyperion.  Pursuant to the Agreement and subsequent share acquisition from Hyperion, we owned 5,800,690 shares of Hyperion or approximately 34.5% of that company's outstanding shares.  During the fiscal year ended January 31, 2002, we sold all of our shares in Hyperion other than 187,500 escrowed common shares and our nominees resigned as directors of Hyperion.  Thereafter, Hyperion changed its name to Chariot Resources Limited and consolidated its share capital on a one for five basis, reducing the number of shares (now released from escrow) held by us to 37,500.

Our operations in Panama are governed primarily by  Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla"), a project-specific piece of legislation enacted in February of 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A., a Panamanian corporation in which we have a 52% interest, covering approximately 136 square kilometers in north-central Panama.  In order to maintain the Petaquilla Property in good standing, Minera Petaquilla, S.A. must pay to the Government of Panama an annual rental fee of US $1.00 per hectare during the first five years of the concession, US $2.50 per hectare in the sixth to the tenth years of the concession and US $3.50 per hectare thereafter.  Initially, the annual rental was approximately US $13,600 which amount is payable by Minera Petaquilla, S.A. and funded pro rata by its shareholders.  The current annual rental is approximately US $34,000. The concession was granted for a 20-year term with up to two 20-year extensions permitted subject to the requirement to begin mine development and make a minimum investment described below.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing for Petaquilla and includes tax exemptions on income, dividends and imports.  The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool and a favorable depletion allowance.

Under the Ley Petaquilla, Minera Petaquilla, S.A. was required to begin mine development by May of 2001, however, Minera Petaquilla, S.A. was able to defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years, i.e. until May 2006 at the latest.  The Ley Petaquilla also requires Minera Petaquilla, S.A. to make a minimum investment of US $400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, we recorded  a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time. For further information concerning Panamanian governmental regulation applicable to us, please see "—INFORMATION ON OUR COMPANY. D Property, Plant and Equipment, Doing Business in Panama."

C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Petaquilla Minerals Ltd. (B.C. corporation)

Adrian Resources (BVI) Ltd. 100%(BVI corporation)

Petaquilla Minerals, S.A. 100% (Panama corporation)

Georecursos Internacional, S.A. 100% (Panama corporation)

Minera Petaquilla, S.A. 52% (Panama corporation)

Petaquilla Property 100%

D.  Property, Plants and Equipment

All our properties except for the Ley Petaquilla are in the exploration stage only and are without a known body of commercial ore.  We have no producing properties and have not had any revenue from any mineral in the last three fiscal years.

Petaquilla Property, Panama

Introduction

We own, through our indirect share ownership in Minera Petaquilla, S.A., a 52% interest in the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, Teck Cominco Limited has the right to acquire one-half of our interest in the Petaquilla Property, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study, which has been completed, and the provision of all production financing.  See "Title" below for more details.

The Petaquilla Property contains a large copper-gold porphyry system as well as an epithermal gold deposit, both amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with one epithermal gold deposit.

In August, 1994, Kilborn Engineering (Pacific) Ltd. ("Kilborn"), an independent consulting engineering firm, completed a preliminary feasibility study on the Petaquilla and Botija copper-gold deposits, which was updated by Kilborn in February, 1995 (collectively, the "Preliminary Study").  The Preliminary Study recommended additional development of the Petaquilla and Botija deposits and preparation of a final feasibility study to assess the economic viability of the deposits as an open pit operation with a projected milling rate of 60,000 tonnes per day, based on estimated total diluted mineable reserves of 579 million tonnes grading 0.52% copper, 0.12 g/t gold and 0.014% molybdenite for a projected mine life of 26.4 years.  At this rate, an average 227 million recoverable pounds of copper, 52,000 recoverable ounces of gold and 4.8 million recoverable pounds of molybdenite were projected to be produced annually.  See "Preliminary Feasibility Study - Operating Plan" below.

In February, 1996, Fluor Daniel Wright Ltd. ("FDW") completed a production scoping study (the "Scoping Study") on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining scenario to be used.  The Scoping Study updated and consolidated mineral reserve information for the Botija, Petaquilla, Valle Grande and Molejon deposits.  Based on estimated measured and indicated diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, FDW concluded that the optimum throughput rate for open pit mining of these deposits was 120,000 tonnes per day for a projected mine life of 33.4 years.  FDW estimated that at this rate an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite would be produced annually.  See "Production Scoping Study - Operating Plan" below.

In January 1998, H.A. Simons Ltd. ("Simons"), on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study") on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  Based on an estimated throughput of 120,000 tonnes per day resulting in a mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.  The Final Study examined the Molejon deposit as an alternate case and did not include production therefrom in its base case analysis.  See "Final Study - Operating Plan" below.  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

On December 13, 2004 we entered into a letter of intent with Teck Cominco Limited and Inmet Mining Corporation.  The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project.  Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to us, Teck Cominco Limited and Inmet Mining Corporation.

We intend to focus the first phase of the mine development plan on the Molejon gold deposit.  We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.  We plan to commence drilling of the Minera Petaquilla project in June or July of 2005.

Location, Access & Physiography

The Petaquilla Property is comprised of a mineral exploration and exploitation concession granted on February 26, 1997 as Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla") to Minera Petaquilla, S.A. covering approximately 136 square kilometers in north-central Panama.

The Petaquilla Property is located approximately 75 miles west of Panama City and 6 miles from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama.  Access to the Petaquilla Property is primarily by helicopter.  A network of trails provides foot access to the Petaquilla Property from Coclesito, a village of approximately 700 inhabitants.  Thirty kilometers of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network.  The Petaquilla Property is at an elevation of approximately 500 to 825 feet above sea level and falls within the rainfall shadow of the continental divide.  The climate of the Petaquilla Property is characteristic of tropical rainforests. Precipitation is high throughout the year, up to three meters per annum.  The heaviest precipitation is evenly distributed from May to December and January, February and March are typically the driest months.

Property Location

Plant and Equipment

There is no underground or surface plant or equipment on the Petaquilla Property, other than the following plant and equipment:

-  as of December 14, 2004 a base camp was built to prepare for the exploration program being carried out on the Molejon gold deposit; and

-  certain plant and equipment related to the exploration program being carried out on the Molejon gold deposit.

Title

Transactions with Inmet (Acquisition of 32% Effective Interest)

Pursuant to the Inmet Agreement, we were granted the Adrian Option, which gave the us the right to acquire 40% of the Inmet Option whereby Inmet Mining Corporation had the right, in turn, to acquire an 80% interest in the Petaquilla Property.  Inmet Mining Corporation acquired the Inmet Option pursuant to an agreement dated March 1, 1991 with Georecursos Internacional, S.A. (Georecursos Internacional was a subsidiary of Minamerica Corporation until July, 1993 when we acquired Georecursos Internacional, S.A. from Almond Holding S.A., another subsidiary of Minamerica Corporation).

Pursuant to the Inmet Agreement, in order to exercise the Adrian Option, we were required to pay to Inmet Mining Corporation US $600,000, issue to Inmet Mining Corporation 300,000 of our common shares, grant non-transferable share purchase options entitling Inmet Mining Corporation to purchase up to a total of 1,000,000 common shares (of which options to acquire 600,000 shares were exercised prior to their expiry) incur expenditures on exploration and development of the Petaquilla Property of not less than US $6,000,000, and prepare a preliminary feasibility study based primarily on data developed independently by us pursuant to the exploration and development work carried out by us.

In partial performance of our requirements under the Adrian Option, we paid Inmet Mining Corporation US $300,000, issued to Inmet Mining Corporation 200,000 of our shares and non-transferable share purchase options entitling Inmet Mining Corporation to purchase up to a total of 1,000,000 of our shares and incurred expenditures on exploration and development of the Petaquilla Property of approximately US $13 million.  Pursuant to the Inmet Letter of Intent we, Georecursos Internacional, S.A. and Inmet Mining Corporation agreed that the Inmet Option and the Adrian Option were deemed to be exercised despite each party only having partially performed the exercise requirements thereof.  As a result, Inmet Mining Corporation had a 48% interest and we a 32% interest in the Petaquilla Property, while the remaining 20% interest was held by Georecursos Internacional, S.A.

Transactions with Almond and Georecursos (Acquisition of 20% Interest)

In addition to the effective 32% direct interest acquired from Inmet Mining Corporation (40% of the 80% Inmet Option), we formerly held a 20% indirect interest in the Petaquilla Property through our wholly-owned subsidiary Georecursos Internacional, S.A.  By an agreement dated April 14, 1993, as amended by an agreement dated June 7, 1993 (collectively, the "Almond Agreement"), between us, Petaquilla Minerals S.A., our wholly-owned subsidiary, Petaquilla Minerals, S.A., Georecursos Internacional, S.A., and Almond Holding S.A., we acquired all of the issued and outstanding shares of Georecursos Internacional, S.A. from Almond Holdings, S.A.  Almond Holdings, S.A. is a private British Virgin Islands company wholly-owned by Minamerica Corporation.  Minamerica Corporation is a Panamanian corporation which was formerly our largest shareholder, initially holding over 20% of our outstanding common shares, but which, to the best of our knowledge, no longer owns any of our shares. As consideration for the acquisition of Georecursos Internacional, S.A., we paid to Almond Holdings, S.A. US $5,200,000, (of which US $3,200,000 was paid in cash on closing and US $2,000,000 was paid by way of promissory note which accrued interest at 4.55% and which was repaid during the financial year ended January 31, 1995) issued to Almond Holdings, S.A. 3,100,000 of our common shares at a deemed price of $1.68 each and issued non-transferable share purchase warrants entitling Almond Holdings, S.A. to purchase a further 3,600,000 of our common shares at a price of $1.50 on or before July 7, 1994 and at a price of $1.75 on or before July 7, 1995, all of which were exercised by Almond Holdings, S.A.  As additional consideration for the acquisition, we entered into an anti-dilution agreement dated July 7, 1993 with Almond Holdings, S.A., pursuant to which Almond Holdings, S.A. is entitled to purchase its pro-rata share from time to time of any offering of our common shares on the terms and conditions of such offering.

Petaquilla Shareholders Agreement

On February 21, 1997, we entered into the Petaquilla Shareholders Agreement with Teck Cominco Limited, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A., which supersedes all previous agreements among the parties relating to the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, Petaquilla Minerals, Teck Cominco Limited, Inmet Mining Corporation and Georecursos Internacional, S.A. agreed to effectively transfer all of their interest in the Petaquilla Property to Minera Petaquilla, S.A.  With the passage of the Ley Petaquilla, which issued a new exploration and exploitation concession for the Petaquilla Property, Minera Petaquilla, S.A. now holds 100% of the Petaquilla Property and is the operating company for the Petaquilla Property.  The shares of Minera Petaquilla, S.A. are owned by Inmet Mining Corporation as to 48% and by our company, through Georecursos Internacional, S.A., as to 52%.  Pursuant to the Petaquilla Shareholders Agreement, Petaquilla Minerals and Georecursos Internacional, S.A. have agreed to grant to Teck Cominco Limited an option to acquire one-half of their interest in Minera Petaquilla, S.A. (an effective 26% overall interest).  In order for Teck Cominco Limited to acquire such interest, it is required to:

(a)

fund 52% of the continuing exploration expenditures of Minera Petaquilla, S.A., with Inmet Mining Corporation to fund its 48% share, until such time as Teck Cominco Limited either acquires its 26% interest or its rights are terminated;

(b)

fund 100% of and complete a final bankable feasibility study for the Petaquilla Property and deliver such study by January 21, 1998;

(c)

arrange project financing for Minera Petaquilla, S.A. for completion of development of the Petaquilla Property and, if necessary, fund 52% (Inmet Mining Corporation to fund 48%) of any shortfall in the total project funding requirements in excess of arranged project financing.

Upon delivering the final bankable feasibility study, Teck Cominco Limited had a period of 90 days in which to make a commitment to place the Petaquilla Property into production.  Teck Cominco Limited may give notice and defer making its production commitment if there exist conditions or circumstances of an economic nature external to Teck Cominco Limited which would cause a reasonably prudent mining company considering the development of a project comparable in size, location, ore grade, capital cost and complexity to defer its decision to commence such development.  In such an event, Teck Cominco Limited must annually update the final bankable feasibility study and deliver its updated study to us and Inmet Mining Corporation.  The requirement to make a final production commitment within 90 days of delivery of the updated study applies to each subsequent year.  Failure to make such a production commitment in the absence of unfavorable economic conditions will result in the termination of Teck Cominco Limited's right to acquire an interest in Minera Petaquilla, S.A.

Teck Cominco Limited had notified us that it had elected to defer, for one further year until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of our interest in Petaquilla.  The deferral is based on Teck Cominco Limited's view that there is uncertainty surrounding plans by the Government of Panama to expand the Panama Canal zone; operating costs are substantially higher than projects being financed; forecasted copper prices remain well below current prices required for a production decision; the project does not meet operating debt service coverage ratios required for financing; and third party power supply prospects which would have substantially reduced the capital cost of the project have become less likely. Teck Cominco Limited concluded that the project would be a relatively high cost producer.

On December 13, 2004 we entered into a letter of intent with Teck Cominco Limited and Inmet Mining Corporation.  The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project.  Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to us, Teck Cominco Limited and Inmet Mining Corporation.

We intend to focus the first phase of the mine development plan on the Molejon gold deposit.  We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.  We plan to commence drilling of the Minera Petaquilla project in June or July of 2005.

On April 26, 2005, our company and Inmet Mining Corporation waived Teck Cominco Limited's annual obligation, under the Petaquilla Shareholders Agreement (see Item 4. INFORMATION ON OUR COMPANY, D - Petaquilla Property, Panama), to update and deliver the final bankable feasibility study to our company in 2005.  We chose to waive Teck Cominco Limited's obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated study become appropriate, we will request Teck Cominco Limited to deliver an updated version of the final bankable feasibility study.

Upon Teck Cominco Limited making a production commitment, Inmet Mining Corporation is required to deliver a commitment to participate in the development of the project, failing which it will be required to dispose of its interest in Minera Petaquilla, S.A.  Inmet Mining Corporation is then required to either offer to sell its interest in Minera Petaquilla, S.A. to the other shareholders or accept an 8% net profit royalty interest.  Inmet Mining Corporation's offer to sell its interest must be made firstly to us and then to Teck Cominco Limited at a price to be determined by Inmet Mining Corporation.  In the event that neither we nor Teck Cominco Limited choose to acquire Inmet Mining Corporation's interest, Inmet Mining Corporation will be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to us and Teck Cominco Limited.

If Teck Cominco Limited does not make a production commitment, or gives notice of unfavorable economic conditions, either we or Inmet Mining Corporation (defined in the Petaquilla Shareholders Agreement as the "Proposer") may at any time give notice to the other parties of their intention to proceed with commencement of development operations on the Petaquilla Property in accordance with the most recently delivered Teck Cominco Limited feasibility study.  Upon receipt of such notice, Teck Cominco Limited has 50 days in which to give notice as to whether, if the Proposer became the purchaser under a "Shotgun Offer" (hereinafter described) Teck Cominco Limited would deliver a final production commitment.  The other party, Petaquilla Minerals or Inmet Mining Corporation (defined in the Petaquilla Shareholders Agreement as the "Recipient") has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise a "Shotgun Offer" and either sell its interest or acquire the Recipient's interest in Minera Petaquilla, S.A., for cash, based on the value of Minera Petaquilla, S.A. as determined by the Proposer in accordance with the provisions of the Petaquilla Shareholders Agreement (the "Value").  The Recipient has 15 days from receipt of the Shotgun Offer to agree to either sell its interest or acquire the Proposer's interest as applicable, and in the event that the Recipient does not take action within the 15 day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla, S.A.

If Inmet Mining Corporation sells its interest, pursuant to the Shotgun Offer, we will pay Inmet Mining Corporation 48% of the Value of Minera Petaquilla, S.A.  If we sell our interest, pursuant to the Shotgun Offer, we shall receive 29% of the Value of Minera Petaquilla, S.A. on condition that in the event that Teck Cominco Limited's interest under the Petaquilla Shareholders Agreement is terminated, we shall receive an additional 23% of the Value of Minera Petaquilla, S.A.  If we sell our interest pursuant to the Shotgun Offer and Teck Cominco Limited's interest pursuant to the Petaquilla Shareholders Agreement is not terminated, we shall not be entitled to receive any further amount, in excess of the 29% of the Value received on account of the sale of our interest in Minera Petaquilla, S.A.  Upon exercise of the Shotgun Offer, Teck Cominco Limited has 130 days in which to deliver a final commitment for development of the property or its interest will be terminated.

Teck Cominco Limited's right to acquire an interest in Minera Petaquilla, S.A. will terminate on the first of:

(a)

Teck Cominco Limited electing to terminate its right, provided it has delivered its final bankable feasibility study;

(b)

Teck Cominco Limited's failure to deliver the final bankable feasibility study by January 21, 1998;

(c)

failure of the final bankable feasibility study to meet the requirements of the feasibility study program detailed in the Petaquilla Shareholders Agreement; and

(d)

Teck Cominco Limited's failure to deliver a production commitment as outlined above.

In the event that Teck Cominco Limited's rights are terminated, it will retain a net profit royalty interest in the project at a rate to be determined.

Pursuant to a share purchase agreement between our company and Teck Cominco Limited dated February 21, 1997, Teck Cominco Limited purchased 1,000,000 of our common shares on the open market in February, March and April 1997 at prices ranging from $2.30 to $3.05, and 500,000 common shares from our treasury at a price of $3.45 in March 1997.

Minera Petaquilla, S.A. has three directors and Petaquilla Minerals, Teck Cominco Limited and Inmet Mining Corporation are each entitled to nominate one director.  Management of Minera Petaquilla, S.A., however is vested in a "Shareholders Committee" comprised of one representative from each of Petaquilla Minerals, Teck Cominco Limited and Inmet Mining Corporation who must act in accordance with the terms of the Petaquilla Shareholders Agreement.

Minera Petaquilla, S.A. cannot undertake any of the following activities without the agreement of parties holding not less than 85% of the outstanding shares of Minera Petaquilla, S.A., expressed as a resolution approved by their representatives on the Shareholders' Committee:

(a)

a change in the number or composition of the board or the Shareholders' Committee from that set forth in the Petaquilla Shareholders Agreement;

(b)

any delegation of any powers of the board or the Shareholders' Committee, except as may be permitted by the Petaquilla Shareholders Agreement;

(c)

the acquisition by Minera Petaquilla, S.A. of any assets other than those relating to the Petaquilla Property, except as contemplated by the Petaquilla Shareholders Agreement or a feasibility study approved pursuant to the Petaquilla Shareholders Agreement;

(d)

disposition of any assets outside the ordinary course of business, except as contemplated by the Petaquilla Shareholders Agreement or a feasibility study approved pursuant to the Petaquilla Shareholders Agreement or the Ley Petaquilla;

(e)

any action related to the winding up or dissolution of Minera Petaquilla, S.A.;

(f)

the change of any dividend or distribution policy of Minera Petaquilla, S.A.;

(g)

the determination of any salaries or bonuses or fees to directors of Minera Petaquilla, S.A., representatives serving on the Shareholders' Committee and any non full-time employees who are associated with any party to the Petaquilla Shareholders Agreement;

(h)

the approval of a feasibility study as contemplated by the Petaquilla Shareholders Agreement or any material amendment or supplement of a feasibility study or any work plan and budget which provides a material variation from any then applicable feasibility study;

(i)

any transaction between Minera Petaquilla, S.A. and any party to the Petaquilla Shareholders Agreement or an affiliate of such party which is not on ordinary commercial terms or which in any event is for an amount in excess of US $125,000 (except creation of and payments under subordinated loans made for any of the purposes contemplated by the Petaquilla Shareholders Agreement), in which case the approval required for any such transaction shall have been given by the other parties then holding 85% of the remaining outstanding shares of Minera Petaquilla, S.A.;

(j)

the settlement of any litigation providing for the payment to or payment by Minera Petaquilla, S.A. of an amount greater than US $500,000;

(k)

following the commencement of development operations for the Petaquilla Property, the permanent termination of mining operations in respect of the Petaquilla Property unless mining operations in the Petaquilla Property have been suspended for 48 consecutive months;

(l)

the temporary suspension of production operations, unless the cash operating costs/lb copper (net of other metal credits) exceed 80% of the weighted average copper price realized by Minera Petaquilla, S.A. for final settlements on the sale by Minera Petaquilla, S.A. of its copper concentrates during a four month period calculated at any time within thirty days of the determination, in which event the determination of a temporary suspension will be by a simple majority vote;

(m)

minerals marketing and hedging policies of Minera Petaquilla, S.A., provided that after all third party production financing has been repaid, all marketing and hedging policies must be reviewed and reapproved and no marketing agreement may be entered into with a term of greater than one year and no hedging activities may be undertaken without first being approved by the Shareholders Committee in accordance with the Petaquilla Shareholders Agreement;

(n)

any decision to undertake subsequent mine construction operations on the Petaquilla Property after being initially placed into production at a time prior to the repayment of all third party production financing or where the projected period for recovery of costs of the construction is greater than 2.5 years;

(o)

the issuance of any additional shares of Minera Petaquilla, S.A., the receipt of any subordinated loans or the issuance of any other securities of Minera Petaquilla, S.A., except as provided by the Petaquilla Shareholders Agreement or the issuance of securities evidencing or securing third party production financing or working capital indebtedness approved in accordance with the Petaquilla Shareholders Agreement;

(p)

the amendment of the corporate by-laws of Minera Petaquilla, S.A.;

(q)

the undertaking of any business activity unrelated or not reasonably ancillary to the exploration, development and operation of one or more mines on the Petaquilla Property;

(r)

the incurring of indebtedness by Minera Petaquilla, S.A. or the creation of encumbrances in respect of its assets to secure such indebtedness, except for the incurring of indebtedness and the creation of encumbrances in respect of the financing or refinancing of development operations; working capital required for production operations; and unsecured indebtedness incurred for subsequent mine construction operations for which no approval greater than a simple majority is required;

(s)

prior to commercial production having been achieved, any work plan and budget, or amendment or supplement to a previously approved work plan and budget, providing for exploration operations which were not contemplated by the initial feasibility study;

(t)

after commercial production has been achieved, the provision in any annual work plan and budget for expenditures on account of exploration operations in excess of US $2,000,000 during that budget year; and

(u)

any change of financial year end of Minera Petaquilla, S.A.

We have provided Teck Cominco Limited with full authority to vote our shares of Minera Petaquilla, S.A. on our behalf at all meetings of the Shareholders' Committee.  We will provide Teck Cominco Limited with proxies or other documents evidencing this appointment if requested to do so by Teck Cominco Limited.  However, Teck Cominco Limited will seek our consent with respect to any matter enumerated in items (a)-(g), (j), (l), and (o)-(r) above.

On December 13, 2004 we entered into a letter of intent with Teck Cominco Limited and Inmet Mining Corporation.  The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project.  Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to us, Teck Cominco Limited and Inmet Mining Corporation.

We intend to focus the first phase of the mine development plan on the Molejon gold deposit.  We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.  We plan to commence drilling of the Minera Petaquilla project in June or July of 2005.

Exploration History

The potential for copper porphyry deposits within the Petaquilla area was first recognized in February 1968 by members of a United Nations Development Program team who were carrying out a regional geological and geochemical survey of central Panama.  The U.N. team subsequently completed 37 short diamond drill holes totaling 9,000 feet on the newly discovered Petaquilla, Botija and Vega deposits.  In July 1969, the Panamanian government tendered the exploration rights to Petaquilla to international bidders and in July 1971 the concession was awarded to Panama Mineral Resources Development Company ("PMRD"), a consortium of seven Japanese copper companies.  The three main members were Mitsui Mining and Smelting Co., Dowa Mining Co. and Mitsubishi Metal Corp.  An extensive drill program consisting of 51 diamond drill holes totaling 41,500 feet, followed by preliminary reserve calculations, metallurgical test work and a positive feasibility study (based on a mill rate of 18,000 tonnes/day) was completed on the Petaquilla and Botija deposits by PMRD between 1977 and 1980 before the project was abandoned due to difficulties in negotiating a development agreement with the then Panamanian government under the mining statute in effect at the time.

No further development occurred until the concession which originally comprised the Petaquilla Property was granted to Georecursos Internacional, S.A. in August, 1991.

Neither the United Nations nor PMRD analyzed their drilling and surface sampling for gold.  As such, the only existing gold data is that accumulated by us.  Drilling to date has shown that the distribution and intensity of gold values within mineralized zones varies directly with areas of elevated copper and depleted molybdenum contents.

Exploration - Results Obtained by Us or on Our Behalf

A program of rock sampling and geochemical surveying was carried out by Inmet Mining Corporation in late 1990, followed by the establishment of 60 line-miles of surveyed grid (the "Faldalito-Petaquilla grid").  After assuming operation of the Petaquilla Property in May 1992, we undertook a comprehensive exploration program involving line cutting, ground magnetic surveying, soil geochemistry and diamond drilling.  This work focused on corroborating the reported grade of copper-molybdenum mineralization in the Botija and Petaquilla deposits, evaluating their gold potential, testing their tonnage and grade potential along strike, to depth and up-dip, and carrying out the groundwork necessary for developing drill targets outside the limits of the two deposits.

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 32.4 line-miles of additional grid were cut and surveyed between April and July of 1992.  A total field magnetic survey was carried out over all cross lines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 164 foot (50 meter) intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totaling 6,970 feet were drilled in August and September of 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

The bulk of the 1993 exploration program consisted of diamond drilling.  Forty-six holes totaling 33,774 feet were drilled on the Petaquilla, Botija, Botija Abuja and Vega deposits.  Approximately two-thirds of the footage was drilled on the Botija deposit, demonstrating the continuity of mineralization in the relatively high grade West/Main Zone and confirming that this zone remains well-mineralized and open down-dip to the north.  The systematic evaluation of mineralization in Botija's East Zone was begun and an initial hole in its Central Zone intersected grades and degrees of thickness in excess of those initially expected by us.

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

Our 1994 exploration program on the Petaquilla Property was successful in expanding reserves, discovering new deposits and outlining new, prospective zones of mineralization and anomalous geochemistry.  Reserves at the Petaquilla and Botija deposits were expanded and delineated by additional diamond drilling.  New zones of porphyry copper-gold and skarn mineralization were added to the existing mineralization at the Vega deposit.  Soil grid extensions, geological mapping and geophysics led to the discovery of a significant epithermal gold-silver deposit at Molejon.  Follow-up drilling at Brazo defined significant porphyry copper-gold mineralization.  Geological mapping and geochemical surveys established new zones of mineralization at Botija Norte and Lata.

Forty-five per cent of the 1994 drilling on the concession was directed at the Botija deposit.  Most of this was infill drilling in the West/Main zone which focused on upgrading the reserves to measured and indicated status.  Six successful drill holes in the Central zone, including hole B94-105 that intersected 236.5 meters of 0.59% copper and 0.11g/t gold, added new reserves to the deposit.  Three of these holes bottomed in mineralization due to faulted ground.  One step-out hole drilled in the East zone extended the mineralized zone to the east.

The Petaquilla deposit received 2448.5 meters of infill and stepout drilling in eight holes in 1994.  This drilling further defined reserves throughout the deposit.  Breccia bodies along the granodiorite-andesite contact have been noted as important controls for mineralization at this deposit, particularly in the Southwest zone.

Follow-up mapping and prospecting of the soil geochemical anomalies in the Rio Molejon area discovered gold mineralization in Quebrada Molejonose.  Following the discovery, hole MO94-57, which intersected 45.0 meters containing 3.82 g/t gold, and 7.30 g/t silver, 4156.0 meters of drilling was completed.  The Molejon deposit consists of three sub-parallel, northeast-striking, gently southwest-dipping, quartz vein breccia zones in a sequence of feldspar-quartz porphyries and andesitic volcanics.  All three of these zones are exposed at, and remain near, the surface laterally and down-dip.  The attitude and location of these breccia zones should make them amenable to bulk-tonnage, open-pit mining with low stripping ratios.  The Molejon deposit also remains open laterally and down-dip.

Additional diamond drilling at the Vega deposit in 1994 added tonnage to the existing northwest-trending deposit and defined a new mineralized block 200 meters to the northwest of the previous block.  This deposit consists of porphyry copper-gold and skarn mineralization related to a brecciated andesite-granodiorite contact, similar to the breccias observed at the Petaquilla deposit.  During the 1995 diamond drilling program, the Valle Grande area northwest of the Vega deposit was drill-tested with 95 drill holes.  Encouraging results were obtained from this program with values of up to 0.94% copper, 0.09 g/t gold and 0.04% molybdenite over 97.0 meters in hole V95-210 and 1.09% copper, 0.07 g/t gold and 0.03% molybdenite over 182.3 meters in hole VG95-223.  As drilling continued through 1995, the Valle Grande deposit proved to be joined with the Vega deposit to form what is now known as the Valle Grande deposit.

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

The Botija Abajo deposit is a porphyry copper-gold deposit that is very similar to the Brazo deposit and we consider that it may form part of the same mineralized system.  It is hosted within argillic to phyllic altered Brazo feldspar-quartz-porphyry and is truncated by the northeast-trending Brazo fault.  Secondary copper mineralization, as chalcocite, is also present at this deposit.  One drill hole was carried out on this deposit in 1994 and much of the geochemical anomaly that marks this deposit remains untested by drilling.

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

In addition to these deposits, there are several areas throughout the Petaquilla Property that we consider merit further examination.  There are extensions to the Petaquilla geochemical anomaly in the Faldalito area that have not been fully tested.  Prospecting and extensions to the soil grid north of the Botija deposit have identified a large area of anomalous copper-gold-molybdenum soil geochemistry.  Andesitic volcanics intruded by altered and copper-mineralized porphyritic granodiorites have been mapped in the Botija Norte area.  Two drill holes were collared in this zone and intersected limited mineralization within altered granodiorites that are similar to those in the Botija deposit.

To the end of 1995, a total of 506 drill holes (totaling 332,300 feet) had been completed on the Petaquilla Property's nine deposits (Petaquilla, Botija, Valle Grande, Molejon, Botija Abajo, Brazo, Nada, Faldalito and Cuatro Crestas) and various other mineral occurrences.  We had also completed prospecting and preliminary soil sampling on approximately 80% of the Petaquilla Property and ground magnetics surveying on approximately 70% of the Petaquilla Property by the end of 1995.

Between January and May 1996, a 120 hole program of feasibility study diamond drilling was carried out on the Petaquilla, Botija and Valle Grande deposits.  The program included approximately 36 condemnation holes at proposed sites for waste dumps, stockpiles, tailings facilities and the milling complex.  Throughout the rest of 1997, Teck Cominco Limited continued its work on the final feasibility study on these deposits (as well as the Molejon gold deposit).  The 1997 feasibility study work program included:

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

(d)

a test program of large diameter diamond drill core bulk sampling and metallurgical testing in at least two of the pit areas to determine whether this indicates a significant positive difference from previous metallurgical results, and appropriate follow-up work if it does; this work to include, at a minimum, a total of 20 tonnes of HQ size drill core from the Botija and Petaquilla pits (estimated to be approximately 3,200 meters of drilling); the identification of a pyrite depressant and other parameters to yield industry standard copper and moly recoveries in the bulk concentrate circuit; mini-scale (200kg/hour) piloting to produce bulk concentrate for cleaning testwork; confirmation of regrind size for bulk concentrate cleaning; mineralogy and flotation testing; analysis of the effect of grind size on metallurgical performance for the mining plan composites for use in optimization studies; confirmation of industry standard moly recovery (90%) in the copper-moly circuit and confirmation of moly concentrate impurity levels; completion of grinding index testwork (crushing, rod mill and ball mill Bond indices) for use in optimization studies; completion of ore abrasion index tests to confirm grinding steel consumption rates;

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

In December 2004 we resumed exploration and development of identified gold targets within the Minera Petaquilla S.A. project.  In January 2005 the Molejon gold deposit was surveyed and trenched to better understand gold metallurgy and potential open pit configurations. Additionally, a base camp was built to facilitate an exploration program being carried out on the Molejon gold deposit.  These initial steps are part of our corporate strategy of completing a feasibility study on the Molejon gold project by the end of 2005.

We plan on mapping the topography of the Molejon property over a much wider area than what is currently available to us. The information gathered will then be used in the next phase of designing the planned open pit.  It is anticipated that approximately 7,000 meters of trenching will be completed during this phase of work. The trenching program will allow us to better analyze the metallurgy, particularly the gold mineralization, occurring at the surface. The results will provide us information, which will be used to define the placement of drill holes during the next phase of advancement towards the feasibility study.

We believe that additional resource potential exists in the Botija-Abajo and Cuarto Crestas deposits as defined by the drilling carried out in 1996 and 1997 by Teck Cominco Limited and Inmet Mining Corporation. We plan on further exploring these deposits so as to potentially add resources to the Molejon gold project.

In March 2005 we received the first assay results from the 2005 trenching program on the Molejon gold deposit. The results came from the initial test trenches on the Molejon Northwest Zone. Surface drilling in the 1990's indicated a near surface gold resource. The Northwest Zone had never been tested with trenches before March 2005.

The first test trenches to expose geology and identify high-grade gold intersections, where previous drilling had no recovery, were successful.  This success led to an acceleration of the trenching program on the property. Further, trenching in the Northwest Zone will test new geological/mineral domain models that are now being developed, prior to testing the zone by drilling.

We had Acme Analytical Laboratories of Vancouver, British Columbia perform sample preparations and assaying on the trench samples. Procedures included a one assay tonne Gold Fire assay and multi-element ICP analysis.

Based on this exploration, we believe that drilling of the Northwest Zone could lead to an expansion of the gold reserves at Molejon.  If the results from the sampling are favorable and a geological model is completed, we may initiate a drilling program to test the zone.

Regional and Local Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits.

Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometer batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence.  The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite.  The Petaquilla and Botija deposits are centered on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

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

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centered four kilometers apart on an east-west trend within the Petaquilla Property.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite, and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

The Petaquilla deposit is largely hosted by porphyritic granodiorite below its intrusive contact with andesite forming a flat-lying to gently dipping sheet, trending east-west and dipping to the north.  It has been drilled for 1,600 meters along strike and remains open along strike to the south, east and west, and at depth.

The Valle Grande deposit is hosted dominantly by prophyritic granodiorite and similar to Petaquilla is a flat-lying sheet, trending northwest-southeast and dipping to the north.  It has been drilled for 2,400 meters along strike and is considered to have limited expansion potential.

The Botija deposit trends east-west and dips 20-30 degrees to the north or northeast.  It has been intersected by drilling along strike for 1,800 meters and up to 600 meters down dip. The Botija deposit remains open near surface to the south, along strike to the east and the west and in many places at depth both vertically and down dip to the north.

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

Molybdenite is present mainly in quartz, carbonate, chalcopyrite veinlets hosted by granodiorite within the most intensely altered and mineralized portion of each deposit.  Bornite occurs locally with chalcopyrite and contributes significantly to the copper grade in some sections, mainly within hornfelsed andesites in the Petaquilla deposit.  Although leaching is widespread throughout the upper 10 to 30 meters of the deposits, supergene copper mineralization is not present in significant amounts.  Magnetite is an important accessory in both deposits, disseminated throughout both the porphyritic intrusives and the intruded andesite.

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

Preliminary Feasibility Study

In August, 1994, Kilborn completed a preliminary feasibility study on exploiting the Petaquilla and Botija deposits on the Petaquilla Property for copper, gold and molybdenum sulphide.  This preliminary study was updated by Kilborn in March, 1995 (collectively, the "Preliminary Study").  In February 1996, FDW completed a scoping study on the Petaquilla, Botija, Valle Grande and Molejon deposits which updated certain of the reserve estimates in the Preliminary Study (see "Production Scoping Study" below).  A final bankable feasibility on the Petaquilla, Botija, Valle Grande and Molejon deposits was completed by Teck Cominco Limited on in January 1998.

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

The Preliminary Study recommends development of the Petaquilla and Botija deposits as an open pit operation with a milling rate of 60,000 tonnes per day to produce copper, gold and molybdenum flotation concentrates, based on estimated total diluted mineable reserves of 579 million tonnes grading 0.52% copper, 0.12 g/t gold, 0.014% molybdenite at a cutoff grade of 0.20% copper equivalent for a mine life of 26.4 years.  Average recoveries are estimated to be 90% for copper, 65% for gold and 72% for molybdenite.  At this rate, an average 227 million recoverable pounds of copper, 52,000 recoverable ounces of gold and 4.8 million recoverable pounds of molybdenite are projected by Kilborn to be produced annually.  For these purposes "recoverable ounces" or "recoverable pounds" means the amount of metal produced from diluted mineable reserves after taking into account milling losses based on projected average recoveries of 90% for copper, 65% for gold and 72% for molybdenite.  The project would have an initial stripping ratio of 0.74:1 increasing to a maximum of 1.19:1 in year 7, for an overall stripping ratio of 0.97:1.

The Preliminary Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the Petaquilla and Botija deposits into production is estimated at US $457 million, while ongoing capital costs are estimated to total US $215 million.  Major infrastructure costs included in initial capital costs are a new port facility at a cost of US $33 million and a diesel-powered electricity generation facility at a cost of US $41 million.  The initial capital cost estimate does not include "owner's costs" (i.e. initial working capital, financing costs etc.) which can be significant for a project of this scope.

The average net smelter return per tonne of ore was estimated to be US $7.71, while the average operating cost for the Petaquilla and Botija deposits is estimated at US $3.63 per tonne of ore.  The average on-site cash cost to produce one pound of copper was estimated at US $0.35.

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

Base prices used in the Preliminary Study were US $1.00 per pound for copper, US $375 per ounce for gold and US $6.00 per pound for molybdenum.

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

The Preliminary Study indicates that we will likely be required to post a reclamation bond.  While the Preliminary Study suggests that reclamation of the project area is expected to be relatively straightforward, because of the stage of development of the project at this time there can be no assurance that costs associated with environmental requirements will not have an adverse effect on the project and our operating results.

Production Scoping Study

In February, 1996, FDW completed a scoping study (the "Scoping Study") on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining plan to be implemented.  The following information is summarized from the Scoping Study and is based on preliminary information and analysis.  FDW's work was primarily focused on updating and consolidating ore reserve estimates and production schedule optimization.

Conclusion

Based on estimated measured and indicated diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite (using a 0.35% copper equivalent cutoff grade), FDW concluded that the optimum throughput rate for open pit mining of the four deposits was 120,000 tonnes per day for a projected mine life of 33.4 years.

Reserves

In the Scoping Study, FDW reviewed only the Petaquilla, Botija, Valle Grande and Molejon deposits and referred to measured and indicated reserves in its calculation of economically mineable reserves.  In determining optimal project economics, mineralized material was treated so as to maximize the resulting cash flow.  During the optimization process, an effective cut-off grade was generated as a part of the computations.  This grade has been calculated to be 0.35% copper equivalent which is considered to be a break-even grade, assuming that mining is already paid for and that mineralized material recovered will pay all other transport and processing costs.  This approach resulted in a base case showing diluted measured and indicated mineable reserves at the four deposits of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite.

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

Operating Plan

The following information is summarized from the Scoping Study and is based on preliminary information and analysis.  The Scoping Study recommends development of the Petaquilla, Botija, Valle Grande and Molejon deposits as an open pit operation with a milling rate of 120,000 tonnes per day to produce copper, gold and molybdenum flotation concentrates, based on estimated total diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, at a cutoff grade of 0.35% copper equivalent for a mine life of 33.4 years.  Average recoveries are estimated to be 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite.  At this rate, an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite are projected to be produced annually.  In the case of the Scoping Study, "recoverable ounces" or "recoverable pounds" means the amount of metal produced from diluted mineable reserves after taking into account milling losses based on projected average recoveries of 90% for copper, 60% for gold from the Molejon deposit, 65% for gold from the other deposits and 65% for molybdenite.  The project would have an overall stripping ratio of 1.1:1.

The Scoping Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the Petaquilla, Botija, Valle Grande and Molejon deposits into production is estimated at US $825 million, while ongoing capital costs are estimated to total US $296 million.  The initial capital cost estimate is based on Kilborn's estimates in the Preliminary Study to which was applied a factor of 1.62 to account for the increased throughput.

Final Feasibility Study

In January 1998, H.A. Simons Ltd. ("Simons") on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study") on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The following information is summarized from the Final Study.

Conclusion

Based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life), the Final Study shows that the optimum throughput rate for open pit mining of the three deposits was 120,000 tonnes per day for a projected mine life of 23 years.

Reserves

In the Final Study, Simons reviewed only the Petaquilla, Botija and Valle Grande deposits and referred to measured and indicated reserves in its calculation of economically mineable reserves.  The Final Study concluded that the total mineable reserves in the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver.  Reserves were calculated using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  The recoverable payable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low grade stockpile.

Metallurgy

The Final Study estimates average recoveries of 90% for copper, 58% for gold and 62% for molybdenite.

Operating Plan

The Final Study examines development of the Petaquilla, Botija and Valle Grande deposits as an open pit operation to produce copper, gold and molybdenum flotation concentrates, based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life) for a mine life of 23 years at a throughput rate of 120,000 tonnes per day or a mine life of 29 years at a throughput rate of 90,000 tonnes per day.  Average recoveries are estimated to be 90% for copper, 58% for gold and 62% for molybdenite.  At this rate, an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.

The Final Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the three deposits into production is estimated at US $1.12 billion, while ongoing capital costs are estimated to total US $372 million.

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

Status of Project Financing

Under the Petaquilla Shareholders Agreement, Teck Cominco Limited may acquire one half of our interest in Minera Petaquilla, S.A. (indirectly acquiring a 26% interest in the Petaquilla Property) by, among other things, funding all of our costs and Georecursos Internacional, S.A. of placing the Petaquilla Property into production and all subsequent costs, or 52% of the total costs thereof.  The terms of these arrangements are described in detail under the heading "Title" above.  In the event that Teck Cominco Limited does not acquire an interest in the Petaquilla Property, we intend to finance our 52% share of the costs of placing the Petaquilla Property into production through equity financing and/or copper or gold loans.  There can be no assurance, however, that we will be able to obtain required financing either on acceptable terms or at all.

Teck Cominco Limited had notified us that it had elected to defer, for one further year until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of our interest in Petaquilla.  The deferral is based on Teck Cominco Limited's view that there is uncertainty surrounding plans by the Government of Panama to expand the Panama Canal zone; operating costs are substantially higher than projects being financed; forecasted copper prices remain well below current prices required for a production decision; the project does not meet operating debt service coverage ratios required for financing; and third party power supply prospects which would have substantially reduced the capital cost of the project have become less likely. Teck Cominco Limited concluded that the project would be a relatively high cost producer.

On December 13, 2004 we entered into a letter of intent with Teck Cominco Limited and Inmet Mining Corporation.  The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project.  Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to Teck Cominco Limited, Inmet Mining Corporation and our company.

We intend to focus the first phase of the mine development plan on the Molejon gold deposit.  We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.  We plan to commence drilling of the Minera Petaquilla project in June or July of 2005.

On April 26, 2005, our company and Inmet Mining Corporation waived Teck Cominco Limited's annual obligation, under the Petaquilla Shareholders Agreement (see Item 4. INFORMATION ON OUR COMPANY, D - Petaquilla Property, Panama), to update and deliver the final bankable feasibility study to our company in 2005.  We chose to waive Teck Cominco Limited's obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated study become appropriate, we will request Teck Cominco Limited to deliver an updated version of the final bankable feasibility study.

Doing Business in Panama

The following briefly summarizes our understanding of the economic and political climate in Panama based on research and information compiled by us from various sources which we believe to be reliable:

Democracy was restored in Panama in December of 1989 following the invasion of Panama by the U.S. military.  In May, 1994, Panama held its first democratic elections in almost 30 years, resulting in the election of Partido Revolucionario Democratico ("PRD") candidate, Dr. Ernesto Perez Balladares, as President of the Republic.  The next election was held in May 1999 and resulted in Mireya Moscoso, leader of the Arnulfista Party, becoming President of the Republic.

In the elections held May 2, 2004 Martin Torrijos won a clear victory as president gaining 47% of the votes and outdistancing his closest rival with 31%. President-elect Torrijos' party,  PRD, also performed strongly in legislative and local races held the same day.  Unlike the previous administration, President-elect Torrijos' party will hold a majority of Senate seats.

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

President Martin Torrijos campaigned on a platform of zero corruption, social development and economic (and job) expansion.  In his mid-forties and with the backing of Ruben Blades, a popular musician, he is generally expected to lead a youthful and vigorous administration.  He stands on an agenda that includes strengthening democracy and free trade talks with the United States.

At present, the expansion of the Panama Canal is subject to a national referendum which must be held by 2012 and a final decision has not been made by the Panama Canal Authority regarding such expansion.

We note that the comparative country risk rating by The Economist Intelligence Unit for Panama is in the mid-range, both globally and regionally, as follows:

	Country risk rating (A=least risky, E=most risky)	Country risk score (100=most risky)
Chile	B	61
Costa Rica	C	41
Mexico	C	45
Brazil	C	48
Peru	C	50
Panama	C	51
Venezuela	D	68
Argentina	D	76
		Source: EIU viewswire June 7, 2004

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

An exploration concession permits the holder to explore for the minerals specified in the concession.  The rental rates payable by the holder to the Government of Panama are US $0.50 per hectare for the first 2 years, US $1.00 per hectare for the third and fourth years, and US $1.50 for the fifth year and thereon. A 2% gross overriding royalty on the value received for all minerals of higher commercial value, i.e. gold and silver, mined from the concession is payable to the Government of Panama.

The holder of an exploration concession has the exclusive right to obtain an exploitation concession for the subject area upon determining that the minerals covered by the concession may be produced in commercial quantities through a separate request to the Government of Panama.  Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between US $0.75 and US $4.00 per hectare.  Rental rates for metallic minerals like copper, iron, zinc, aluminum and precious metals like gold and silver, are US $1.00 per hectare for the first 5 years, US $2.00 from the sixth to the tenth year, and US $3.00 the eleventh year and thereon.  A 2% gross overriding royalty on the value received for all minerals mined from the concession is payable to the Government of Panama. However, this overriding royalty will be 4% for minerals of higher commercial value like gold and silver.

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

Based on our understanding of current Panamanian environmental laws and regulations, we do not anticipate that such laws will have any adverse material impact on any operations it may conduct in the future.

The foregoing laws of general application apply to our Panamanian mineral properties other than the Petaquilla Property which is governed primarily by the Ley Petaquilla.  See "Item 4 -  Information on Our Company - B. Business Overview" above.

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  We do not currently have any producing properties and, with the exception of our Petaquilla Property which is the subject of a bankable final feasibility study, our current operations on our various properties are exploratory searches for mineable deposits of minerals.  During the fiscal year ended January 31, 2005, we were primarily engaged in the continued development of our Petaquilla Property in Panama.  As a result, our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control .  See "Item 3 -  Key Information - D. Risk Factors".  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

Fiscal Year Ended January 31, 2005 Compared to Fiscal Year Ended January 31, 2004

We did not generate revenue from operations during the years ended January 31, 2005 and 2004.

Expenses for the year ended January 31, 2005 were $1,890,679, a substantial increase from $726,887 for the year ended January 31, 2004. The increase in expenses are primarily a response by our company to improving copper prices, which have caused renewed interest in copper properties such as our Petaquilla property. During the latter part of the previous fiscal year, we resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.  Our largest cash outflow in the year ended January 31, 2005, other than the increase in the performance bond, was a result of general and administrative expenses of $1,890,679. Stock-based compensation, a non-cash expense, increased to $716,876 compared to $242,469 in the prior year, as a result of option grants during the year and our company's adoption of fair value based accounting for all stock based compensation. Expenditures relating to resource properties during the year were $234,664, as compared to $33,910 in the prior year, due to a resumption of activity on the Molejon property during the year. We also received net proceeds of $424,200 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $87,850 in the previous year.   During the year ended January 31, 2004, our largest cash outflow was a result of general and administrative expenses of $726,887.

During the year ended January 31, 2005, we recorded a foreign exchange loss of $79,147, a gain on redemption of our performance bond of $198,142, and interest income of $18,266. During the year ended January 31, 2004, we recorded interest income of $57,964, and an exchange loss of $142,267. In April 2004, we agreed with Madison Enterprises Corporation ("Madison"), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying our company for lease costs of approximately $62,000 per year for four years for our former premises.

The net loss for the year ended January 31, 2005 was $1,798,273 or $0.04 per share as compared with a net loss for the year ended January 31, 2004 of $811,190 or $0.02 per share.

Fiscal Year Ended January 31, 2004 Compared to Fiscal Year Ended January 31, 2003

During the fiscal year ended January 31, 2004, we recorded interest income of $57,964, and a foreign exchange loss of $142,267.  During the fiscal year ended January 31, 2003, we recorded interest income of $71,363, a foreign exchange loss of $43,482 and a write-down of marketable securities of $11,685.

General and administrative expenses for the fiscal year ended January 31, 2004 were $726,887, up substantially from $230,298 for the fiscal year ended January 31, 2003.  The increase in expenses are primarily a response by us to improving copper prices, which have caused renewed interest in copper properties such as our Petaquilla Property. During the year, we resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.

Accounting and legal increased to $98,850 in the fiscal year 2004 from $35,089 in the prior year, as a result of a series of equity financings and a review of our property holdings in Panama. Consulting fees increased to $40,834 from $Nil primarily as a result of the addition of a CFO, who is paid on a consulting basis, and additional fees paid to consultants. Filing fees increased to $ 68,923 from $20,661 primarily as a result of the equity financings. Investor relations and shareholder information expenses increased to $43,562 from $25,241 primarily as a result of shareholders mailings required as a term of the equity financings. Stock-based compensation increased to $242,469, compared to $48,290 in the prior year, as a result of additional option grants during the year and our adoption of fair value based accounting for all stock based compensation.

The net loss for the fiscal year ended January 31, 2004 was $811,190 or $0.02 per share as compared with a net loss for the fiscal year ended January 31, 2003 of $214,102 or $0.01 per share.  We expect to incur a net operating loss for the fiscal year ended January 31, 2005.

Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended January 31, 2002

During the fiscal year ended January 31, 2003, we recorded interest income of $71,363, a foreign exchange loss of $43,482 and a writedown of marketable securities of $11,685.  During the fiscal year ended January 31, 2002, we recorded interest income of $81,897, a foreign exchange gain of $62,239, a gain on the sale of marketable securities of $80,977 and write-downs of marketable securities and resource properties of $141,167 and $32,628,433, respectively.

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

The net loss for the fiscal year ended January 31, 2003 was $214,102 or $0.01 per share as compared with a net loss for the fiscal year ended January 31, 2002 of $32,747,839 or $1.03 per share.  We also incurred a net operating loss for the fiscal year ended January 31, 2004.

B.  Liquidity and Capital Resources

In our management's view, given the nature of our activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning us relates to our current liquidity and capital resources.  We do not currently own or have an interest in any mineral producing properties and have not derived any revenues from the sale of gold, copper or other materials in the last three financial years.  Our principal property, the Petaquilla Property, is located in Panama, and as a result our operations on the property may be subject to additional risks, which are more fully described in "Item 3 - Key Information - D. Risk Factors".

Our mineral exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from our operations.  There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, we have no plans to continue our exploration activities on our currently held properties.  See "Item 4 - Information on Our Company - D. Property, Plants and Equipment" above.  Based on our existing working capital, we expect to require additional financing for our currently held properties during the upcoming fiscal year.  Accordingly, there is substantial doubt about our ability to continue as a going concern.  We have not carried out debt financing nor have we made use of any financial instruments for hedging purposes.  We had no material commitments for capital expenditures at the end of our most recent fiscal year.

Mineral properties and marketable securities that were written down in the years ended January 31, 2002 and January 31, 2001, were written down when we decided there was little or no possibility of recovery from these properties. All expenses incurred during the fiscal year ended January 31, 2005 that were associated with our mineral properties were expensed during the period.  Our Management reviews annually the carrying value of our interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

At January 31, 2005, we had working capital of $870,543 (January 31, 2004 - $1,807,149). We will have to raise additional funds to meet our planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of our mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about our ability to continue as a going concern.

Other than as discussed herein, we are not aware of any trends, demands, commitments, events or uncertainties that may result in our liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in our liquidity will be substantially determined by the timing of any production decision on our Petaquilla Property which, in turn, will be substantially determined by the price of copper.

January 31, 2005 Compared to January 31, 2004

At January 31, 2005, our current assets totaled $973,594 compared to $1,934,090 at January 31, 2004.  The decrease is primarily attributable to general and administrative expenses incurred during the period.

At January 31, 2005, total liabilities were relatively constant at $103,051 compared to $126,941 as at January 31, 2004.

Working capital was $870,543 at January 31, 2005 as compared with working capital of $1,807,149 at January 31, 2004.  As at January 31, 2005, and January 31, 2004, we had no long-term debt.

At January 31, 2005, we had total assets of $1,989,474 as compared with $2,670,561 at January 31, 2004.  The decrease is primarily attributable to general and administrative expenses incurred during the period.

Share capital as at January 31, 2005 and 2004 was $51,430,792 and $50,849,326, respectively.

Our largest cash outflows in the fiscal years ended January 31, 2005 and 2004 were due to general and administrative expenses of $1,890,679 and $726,887, respectively.

The most significant contribution to working capital in the year ended January 31, 2005 was the issuance of capital stock upon the exercise of stock options and warrants, which provided net proceeds of $424,200. The most significant contribution to working capital in the year ended January 31, 2004 was the equity financing, which provided net proceeds of $2,043,947.

January 31, 2004 Compared to January 31, 2003

At January 31, 2004, our current assets totaled $1,934,090 compared to $271,542 at January 31, 2003.  The increase is primarily attributable to equity financing raised during the period.

At January 31, 2004, total liabilities were relatively constant at $ 126,941 compared to $128,246 as at January 31, 2003.

Working capital was $1,807,149 at January 31, 2003 as compared with working capital of $143,296 at January 31, 2003.  As at January 31, 2004, and January 31, 2003, we had no long-term debt.

At January 31, 2004, we had total assets of $2,670,561 as compared with $1,196,640 at January 31, 2003.  This increase is due to equity financing raised by Petaquilla Minerals.

Share capital as at January 31, 2004 and 2003 was $50,849,326 and $48,842,442, respectively.

Our largest cash outflows in the fiscal years ended January 31, 2004 and 2003 were due to general and administrative expenses of $726,887 and $230,298, respectively.

The most significant contribution to working capital in the year ended January 31, 2004 was the equity financing, which provided net proceeds of $2,043,947. The most significant contribution to working capital in the year ended January 31, 2003 was provided by interest income of $71,363.

In September 2003, we completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Petaquilla Minerals at a price of $0.25 per share until September 24, 2005. We paid finder's fees of $125,000 and issued 300,000 as finder's fee warrants entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.

In November 2003, we completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Petaquilla Minerals at a price of $0.25 per share until November 18, 2005. We paid finder's fees of $100,000.

January 31, 2003 Compared to January 31, 2002

At January 31, 2003, our current assets totaled $271,542 compared to $251,419 at January 31, 2002.  The increase is primarily attributable to interest income received during the period.  During the same period, total liabilities increased to $128,246 from $68,312.   As a result, working capital was $143,296 at January 31, 2003 as compared with working capital of $183,107 at January 31, 2002.  As at January 31, 2003 and January 31, 2002, we had no long-term debt.

At January 31, 2003, we had total assets of $1,196,640 as compared with $1,302,518 at January 31, 2002.  This decrease is due to general and administrative expenses incurred by us.

Share capital as at both January 31, 2003 and 2002 was $48,842,442.

Our largest cash outflows in the fiscal years ended January 31, 2003 and 2002 were due to general and administrative expenses of $230,298 and $203,352, respectively.

The most significant contribution to working capital in the year ended January 31, 2003 was provided by interest income of $71,363.  The most significant contribution to working capital in the year ended January 31, 2002 was provided by interest income of $81,897.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

We prepare our financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that we would have followed had our financial statements been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant measurement differences between Canadian and U.S. GAAP, which affect our financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had we presented our financial statements in accordance with U.S. GAAP, our losses would have neither increased nor decreased, for the fiscal years ended January 31, 2005 and 2004 and would have increased by $127,800 for the fiscal year ended January 31, 2003 over that for 2002.

Under Canadian GAAP, the marketable securities held by us are recorded at the lower of cost and net realizable value. Under U.S. GAAP, the investments are classified as "available-for-sale" securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

Outlook

For the remainder of the fiscal year ending January 31, 2005, our activities will focus on the development of the Petaquilla Property.  Based on our existing working capital, we expect to require additional financing during the upcoming fiscal year.  We had no material commitments for capital expenditures at the end of our most recent fiscal year.

C.  Research and Development, Patents and Licenses, etc.

As we are an exploration company with no producing properties, the information required by this section is inapplicable.

D.  Trend Information

As we are an exploration company with no producing properties, the information required by this section is inapplicable.

E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F.  Disclosure of Contractual Obligations

With respect to contractual obligations, we have one commitment relating to our leasehold obligation for our office premises, totaling $315,880 over five years ($63,176 per year).

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following information is about our directors and members of senior management, including names, business experience, offices held and principal business activities performed outside our  company.

Kenneth Morgan

Mr. Morgan has been our CFO and a director since September 2003.  He has been President and CEO and a director of Strategem Capital Corporation since July 2001, which company owns approximately 12% of our outstanding shares.  He was the CFO of Image Power Inc. and was employed there from September 1999 to March 2001.  Mr. Morgan is a Chartered Accountant (CA) and a Certified Public Accountant (CPA) and holds a Bachelor of Commerce degree from the University of British Columbia.

Michael Levy

Mr. Levy was appointed our President on December 14, 2004 and a director on April 16, 2004. He has been Executive Vice President of Custom House Global Foreign Exchange since 2000 and prior to that operated his own currency exchange companies within the Lower Fraser Valley area of British Colombia.  Mr. Levy has also been a financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network from 1991 to the present.

Richard Fifer

Mr. Fifer is a Panamanian citizen and U.S. - trained geologist. He has been our director from March 1993 to November 1998, July 2002 to July 2003 and from November 12, 2003 to date.  He acted as our CEO from December 14, 2004 to March 23, 2005. He has been President of Geoinfo, S.A., a Panamanian company that provides GIS (mapping) technology and solutions since 1994.  He has been Chairman and President of CODEMIN (Panama State mining company) from January 1997 to date. Under the Ministry of Foreign Affairs Panama, he has been President's Plenipotentiary Ambassador-at-large, March, 2002 to September, 2003. He was Governor of the Province of Cocle, Panama from March 2002 to September 2003. Mr. Fifer has a B.Sc. in Geological engineering and a M.A. in Finance from Tulane University.

Marco Tejeira

Mr. Tejeira was appointed a director of our company on April 1, 2005.  Mr. Tejeira is a Panamanian citizen residing in Panama.  Mr. Tejeira, age 47, is a legal practitioner and graduated in law from the University of Santa Maria La Antiqua, Panama, in 1982.  He worked and studied further in the United Kingdom and is currently a senior partner with the Panamanian law firm Grimaldo Tejeira.  He brings with him extensive commercial experience in the Americas.

B.  Compensation

During the fiscal year ended January 31, 2005, we paid cash compensation to our directors and officers as provided for herein. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2005 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our executive officers.  The following fairly reflects all material information regarding compensation paid to our executive officers which has been disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

We currently have two executive officers Michael Levy, President, who was appointed on December 14, 2004 and Kenneth Morgan, CFO, who was appointed on September 24, 2003.  Richard Fifer acted as our CEO from December 14, 2004 to March 23, 2005.  Dale McClanaghan acted as our president and CEO from April 16, 2004 to December 14, 2004.  As at January 31, 2003 we had three executive officers: Chet Idziszek, President and CEO; Kenneth Morgan, CFO, and J.G. Stewart, Secretary.

The following table sets forth all annual and long term compensation for services in all capacities to us for the fiscal years ended January 31, 2005, 2004 and 2003 in respect of the individuals who were, at January 31, 2005, our executive officers:

Summary Compensation Table

Annual Compensation					Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Michael Levy President	2005 2004	nil	nil	nil	450,000 nil	N/A	N/A N/A	nil

Kenneth Morgan CFO	2005 2004	$91,680 $34,833	nil nil	nil nil	nil 450,000	N/A N/A	N/A N/A	nil nil

Richard Fifer CEO	2005 2004	$24,800 nil	nil nil	nil nil	170,000 280,000	N/A	N/A N/A	nil nil

Dale McClanaghan President and CEO	2005 2004	$129,600 nil	nil nil	nil nil	600,000 nil	N/A N/A	N/A N/A	nil nil

Patrick Downey	2005	$5,100	nil	nil	nil	N/A	N/A	nil

Chet Idziszek President and CEO	2005 2004 2003	nil nil nil	nil nil nil	$52,668 $44,272 nil	nil 574,847/0 574,847/0	N/A N/A N/A	N/A N/A N/A	nil nil nil

J.G. Stewart Corporate Secretary	2005 2004 2003	nil nil nil	nil nil nil	$21,433 $108,037 nil	nil 422,650/0 457,650/0	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by us during the fiscal year ended January 31, 2005 to our executive officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security) (2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Richard Fifer	170,000	6.14%	$0.42	Nil	April 28, 2009

Michael Levy	450,000	16.25%	$0.42	Nil	April 28, 2009

Dale McClanaghan	600,000	21.67%	$0.42	Nil	December 10, 2005

(1)  Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

(2)  The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of our common shares on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of our share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2005 by our executive officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3), (4) Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable(5)

Richard Fifer	75,000	$17,250	205,000	$98,400
			170,000	$49,300

Michael Levy	nil	nil	450,000	$130,500

Dale McClanaghan	nil	nil	300,000	$87,000

(1)  Number of our common shares acquired on the exercise of stock options.

(2)  Calculated using the closing price of our common shares on the TSX on January 31, 2005, which was $0.71, less the exercise price of the stock options.

(3)  The figures relate solely to stock options.

(4)  Value of unexercised in-the-money options calculated using the closing price of our common shares on the TSX on January 31, 2005, which was $0.71, less the exercise price of in-the-money stock options.

(5)  All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have not entered into any formal employment agreements with our executive officers.

Directors

We have no arrangements, standard or otherwise, pursuant to which directors are compensated by us or our subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The following table sets forth stock options granted by us during the fiscal year ended January 31, 2005 to our directors who are not also our executive officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Patrick Downey(3)	450,000	16.25%	$0.42	Nil	September 22, 2009

Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of our common shares on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of our share capital.  Options vest immediately upon grant.

Patrick Downey resigned as a director of our company on April 1, 2005.

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2005 by our directors who are not also our executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3), (4) Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable

Patrick Downey(5)	nil	nil	450,000	$130,500

(1)  Number of our common shares acquired on the exercise of stock options.

(2)  Calculated using the closing prices on the exercise date for a board lot of our common shares on the TSX.

(3)  The figures relate solely to stock options.

(4)  The closing price of our common shares on the TSX on January 31, 2005 was $0.71.

(5)  Patrick Downey resigned as a director of our company on April 1, 2005.

C.  Board Practices

The directors hold office for a term of one year or until our next annual general meeting, at which time all directors retire, and are eligible for re-election.  We nor any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

Our audit committee is comprised of Kenneth Morgan, Richard Fifer and Marco Tejeira.  Each is financially literate.  The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until our next annual general meeting, at which time their appointments expire and they are then eligible for re-appointment.  The audit committee reviews our audited financial statements and liaises with our auditors and recommends to the board of directors whether or not to approve such statements.  At the request of our auditors, the audit committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the board of directors or our shareholders.

In its current form our audit committee does not meet the requirements of certain provincial securities laws.  Part 3 of Multilateral Instrument 52-110 – Audit Committees requires, among other things, that each member of our audit committee be "independent".  According to this instrument, an executive officer of a company who also serves as a member of a company's audit committee is not considered independent.  Kenneth Morgan acts as our chief financial officer and, as such, our audit committee does not comply with Multilateral Instrument 52-110.  We plan to change the composition of our audit committee so that it complies with Multilateral Instrument 52-110 shortly after our next annual general meeting of shareholders, if not before.

The audit committee operates pursuant to a charter adopted by the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

We have a compensation committee and an Independent Review Committee.  The Independent Review Committee reviews and approves all non-arm's length contracts entered into by our company. Our compensation committee and Independent Review Committee has the same composition as the audit committee, and is not comprised of a majority of non-management directors and unrelated directors.

D.  Employees

During the fiscal years ended January 31, 2005, 2004, 2003, we had an average of six employees.  Since December 2004 we have had 5 people working out of our head office, 5 people working out of our Panama office and approximately 75 casual laborers working at our base camp near the Molejon gold deposit.  From 2003 to 2005, of the average of the six employees who worked for our company, two worked in management roles (both in Canada), two in secretarial roles (one in Canada and one in Panama), one in an accounting role (in Canada) and one in Canada as a geologist or in other aspects of our mineral exploration work. One employee was a casual or temporary employee.

Consultants

In January 2005 we retained the services of David J. Nowak (P.Geo.) of Nowak and Associates, of Burnaby, British Columbia, to review the Molejon Geological model in preparation for the 5,000 meter drilling program on the property that is expected to commence in June or July of 2005.  In January 2005 we retained the services of Dr. Margaret Venable (PhD. Geo.) to supervise the mapping and trenching programs on the property and to conduct detailed analyses of the Molejon gold mineralogy.  In April 2005 we retained the services of Roscoe Postle Associates Inc. of Toronto, Ontario to perform an audit of resource estimates and to complete certain required technical reports on our Molejon epithermal gold deposit in Panama.

E.  Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at April 27, 2005	Number of Common Shares Subject to Options or Warrants at April 27, 2005	Beneficial Percentage Ownership (¹)	Exercise Price	Expiry Date

Kenneth Morgan	Nil	450,000	N/A	$0.23	September 24, 2008

Michael Levy	133,166	450,000 options 33,333 warrants	0.26%	$0.42	April 28, 2009

Richard Fifer	1,205,173	170,000 options	2.34%	$0.42	April 28, 2009
		205,000 options 1,000,000 warrants		$0.23	September 24, 2008
Dale McClanaghan	40,200	300,000	0.078%	$0.42	April 28, 2009

Marco Tejeira	nil	nil	N/A	N/A	N/A

Patrick Downey	nil	450,000	N/A	$0.42	September 22, 2009

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of April 27, 2005, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 51,506,003 common shares outstanding as of April 27, 2005.

On June 23, 1994 we adopted a stock option plan (the "Plan") which authorizes our board of directors to grant incentive stock options to our directors, officers and employees or our associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the TSX Exchange.  Under the terms of the Plan, the aggregate number of our common shares reserved for issuance under the Plan at any time may not exceed 4,950,968 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On July 24, 2002, our board of directors amended the Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at April 27, 2005 beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held at April 27, 2005(2)	Percentage of Common Shares Outstanding at April 27, 2005

Strategem Capital Corporation(1)	6,115,000	11.87%

(1)  Kenneth Morgan is the president and CEO of Strategem Capital Corporation.

Our major shareholder does not have different voting rights.  To our knowledge, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at April 27, 2005 there were 51,506,003 of our common shares issued and outstanding.  Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 141 registered holders of our common shares resident in the United States, holding an aggregate 8,342,115 common shares, including 8,145,507 shares held by Cede & Co.  This number represents approximately 16.20% of our  total issued and outstanding common shares as at April 27, 2005.  Based on our estimates, as at April 27, 2005 there were approximately 1,141 beneficial holders of our common shares resident in the United States, holding an aggregate 9,462,155 common shares.  This number represents approximately 18.4% of our total issued and outstanding common shares as at April 27, 2005 and includes approximately 8,127,707 shares held by Cede & Co.  The total number of registered and beneficial holders of our common shares resident in the United States, therefore, is approximately 1,522 holders, approximately holding an aggregate 9,658,012 common shares. This number represents approximately 18.8% of our total issued and outstanding common shares as at April 27, 2005.

We do not know of any arrangements that may at subsequent date result in our change of control.

B.  Related Party Transactions

Our company paid legal fees of $21,433 to a law firm controlled by James Stewart, a former director of our company.  We paid $4,800 in rent for our office premises to Strategem Capital Corporation.  Included in our accounts payable at January 31, 2005 is $16,096 due to Strategem Capital Corporation.  This amount was paid by our company to Strategem Capital Corporation in respect of certain office expenses.  Mr. Morgan is a director of Strategem Capital Corporation and our company.  Further we paid $13,016 in rent for our office premises to Madison Enterprises Corp., a company whose directors are James Stewart and Chester Idziszek.  Mr. Stewart and Idziszek were previous directors of our company.

Other than the above transactions, there were no material transactions in the fiscal year ended January 31, 2005, or proposed material transactions between us or any of our subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Petaquilla Minerals;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of Petaquilla Minerals that gives them significant influence over us, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities (or their wholly owned private companies), including directors and senior management of companies and close members of such individuals' families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with Petaquilla Minerals.

None of our officers or directors, or any associate of such person, was indebted at any time during the fiscal years ended January 31, 2005, 2004 or 2003.

C.  Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the fiscal year ended January 31, 2005 which contains an Independent Auditor's Report dated April 26, 2005, Consolidated Balance Sheets as at January 31, 2005 and 2004, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended January 31, 2005, 2004 and 2003, Consolidated Statements of Cash Flows for the Fiscal Years Ended January 31, 2005, 2004 and 2003 and Notes to the Consolidated Financial Statements.

B.  Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	Hi	Low
2006	$0.73	$0.54
March	$0.68	$0.50
February	$0.71	$0.54
2005	$0.75	$0.32
January	$0.73	$0.42
December	$0.54	$0.34
November	$0.41	$0.34
Fourth Quarter	$0.73	$0.34
Third Quarter	$0.45	$0.38
Second Quarter	$0.44	$0.36
First Quarter	$0.75	$0.33
2004	$0.84	$0.06
Fourth Quarter	$0.84	$0.48
Third Quarter	$0.51	$0.105
Second Quarter	$0.145	$0.06
First Quarter	$0.20	$0.10
2003	$0.30	$0.075
2002	$0.165	$0.05
2001	$0.38	$0.09

The closing price of our common shares on the Toronto Stock Exchange on April 27, 2005 was $0.48.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board (since April 13, 1999 and prior thereto on the Nasdaq Small Cap Market) for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	Hi	Lo
2006	$0.58	$0.31
March	$0.55	$0.44
February	$0.57	$0.47
2005	$0.58	$0.24
January	$0.58	$0.34
December	$0.45	$0.27
November	$0.38	$0.27
Fourth Quarter	$0.58	$0.34
Third Quarter	$0.37	$0.24
Second Quarter	$0.31	$0.25
First Quarter	$0.56	$0.24
2004	$0.635	$0.06
Fourth Quarter	$0.635	$0.032
Third Quarter	$0.42	$0.072
Second Quarter	$0.11	$0.060
First Quarter	$0.10	$0.065
2003	$0.15	$0.0479
2002	$0.095	$0.0285
2001	$0.205	$0.065

The closing price of our common shares on the Over The Counter Bulletin Board on April 27, 2004 was $0.34.

B.  Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.  Markets

Our common shares traded on the Vancouver Stock Exchange from March 29, 1988 until August 21, 1998 when they were delisted from trading at our request.  Our common shares have traded on the Toronto Stock Exchange since January 28, 1994.  We trade our shares on the Toronto Stock Exchange under the trading symbol "PTQ". Our common shares traded on the Nasdaq Small Cap Market from February 5, 1996 until April 12, 1999 when they were delisted for failure to meet minimum bid requirements and began to trade on the Over The Counter Bulletin Board. We trade our shares on the Over The Counter Bulletin Board under the trading symbol "PTQMF".

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

B.  Memorandum and Articles of Association

We were incorporated on October 10, 1985 pursuant to the Company Act which has been replaced by the Business Corporations Act (British Columbia) (the "Act") and is registered with the Registrar of Companies for British Columbia under incorporation number 298967.  We are not limited in our objects and purposes.

With respect to our directors, our Articles provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with Petaquilla Minerals, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof.  This prohibition does not apply to:

(i)

any such contract or transaction relating to a loan to Petaquilla Minerals, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii)

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

(iii)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by  us or our subsidiary, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv)

determining the remuneration of the directors;

(v)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(vi)

the indemnification of any director by us.

Our Articles also provide that the directors may from time to time on our behalf borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of Petaquilla Minerals, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of our property and assets (both present and future).  Variation of these borrowing powers would require an amendment to our Articles which would, in turn, require the approval of our shareholders by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting of which notice as our Articles provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by each of our shareholders who would have been entitled to vote in person or by proxy at our general meeting, and a resolution so consented to is deemed to be a special resolution passed at our general meeting.

There is no requirement in our Articles or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director's qualification.

Holders of our common shares are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of Petaquilla Minerals upon our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by us nor any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by our constating documents.

We are required to give our registered shareholders not less than 21 days notice of any general meeting held by us unless all such shareholders consent to reduce or waive the period.  In addition, we are obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting.  We then deliver, in bulk, proxy-related materials in amounts specified by the intermediaries.  None of our shares owned by registrants or intermediaries may be voted at our general meeting unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to us within the time limited by us for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in our Articles that would have an effect of delaying, deferring or preventing our change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries) other than a shareholder rights plan adopted by our board of directors effective April 28, 1995 which authorized the issuance of one right in respect of each common share then outstanding and each common share issued subsequent to April 28, 1995.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the board of directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire our common shares at an effective 50% discount from the then prevailing market price for our common shares.

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

Securities legislation in our home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.  Material Contracts

We have not entered into any contracts other than the ordinary course of business during the past two years.

D.  Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of our outstanding common shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See "Item 10 – Additional Information – E.  Taxation" below.

Except as provided in the Investment Canada Act (the "Act"), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Province of British Columbia or in our charter documents.

Our management considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in Petaquilla Minerals by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries.  Because our total assets are less than the $5 million notification threshold, and because our business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in Petaquilla Minerals by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

2.

direct acquisition of control of Canadian businesses with assets of $250,000,000 or more by a WTO investor;

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

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E.  Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, our management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of Petaquilla Minerals in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Petaquilla Minerals) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of our company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of Petaquilla Minerals will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of Petaquilla Minerals.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of our shares, subject to the relieving provisions of the Treaty described below.  Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

Where the non-resident holder realized a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for Petaquilla Minerals,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of our shares under current law.  This discussion assumes that U.S. holders hold their shares of our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by us herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of our shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of our shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that we have current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Petaquilla Minerals.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of our shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of our common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our shares.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases our common shares with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from our common shares in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares (we do not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a "foreign personal holding company", "foreign investment company", "passive foreign investment company" or "controlled foreign corporation" as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from our subsidiaries), we would be treated as a "foreign personal holding company".  In that event, U.S. Holders that hold our common shares (on the earlier of the last day of our tax year or the last date in which we were a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are producing passive income (generally 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee's basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which our shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our stock("United States shareholder"), we could be treated as a "controlled foreign corporation" under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of Petaquilla Minerals.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of our common shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of our common shares, a more detailed review of these rules is outside the scope of this discussion.

We are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of our shares.

F.  Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.  Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.  Documents on Display

Any documents referred to in this Annual Report may be inspected at our head office, Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, during normal business hours.

I.  Subsidiary Information

There is no information relating to our subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the Canadian dollar.  Based on our overall exchange rate risk as at January 31, 2005, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure.  We do not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to our indebtedness or any of our significant subsidiaries.  There are no payments of dividends by us in arrears, nor has there been any other material delinquency relating to any class of our preference shares.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective April 28, 1995, our board of directors adopted a shareholder rights plan and authorized the issuance of one right in respect of each common share of Petaquilla Minerals then outstanding and each common share issued subsequent to April 28, 1995.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of our common shares (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the board of directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire our common shares at an effective 50% discount from the then prevailing market price for our common shares.

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

The rights plan was approved by our shareholders at our annual general meeting held on June 8, 1995.  Unless they are redeemed earlier, the rights will expire ten years from April 28, 1995.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of January 31, 2005, an evaluation was carried out by our President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, our President and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by us in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended January 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our company's audit committee, Mr. Kenneth Morgan, possesses the educational and professional qualifications as well as the experience to qualify as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B.  However, Mr. Morgan is not "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. In addition, we believe that the other members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B.  CODE OF ETHICS

Effective October 25, 2004, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president (being our principal executive officer) and our company's chief financial officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1)

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3)

compliance with applicable governmental laws, rules and regulations;

(4)

the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5)

accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and chief financial officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or chief financial officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or chief financial officer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or chief financial officer, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics is filed herewith with the Securities and Exchange Commission as Exhibit 11.A to this annual report. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Petaquilla Minerals Ltd., Suite 1820 - 701 West Georgia Street, Vancouver, BC, Canada, V7Y 1C6

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years ended January 31, 2005 ("Fiscal 2005") and 2004 ("Fiscal 2004") for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended January 31, 2005	Year Ended January 31, 2004
Audit Fees(1)	$20,000	$17,700
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$3,000
All Other Fees	Nil	Nil
Totals	$20,000	$20,700

(1)  "Audit Fees" represent fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.

(3)  "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

The audit committee has adopted procedures requiring audit committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the audit committee pursuant to authority delegated by the audit committee, provided the audit committee is informed of each particular service.  All of the engagements and fees for Fiscal 2005 were approved by the audit committee.  The audit committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The board has determined that, starting in the fiscal year ending January 31, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 18 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS

(a)  Financial Statements

Description of Document

Cover Sheet
Management's Responsibility for Financial Reporting
Independent Auditor's Report dated April 26, 2005
Balance Sheets as at January 31, 2005 and 2004
Statements of Loss and Deficit for the Fiscal Years Ended January 31, 2005, 2004 and 2003
Statements of Cash Flows for the Fiscal Years Ended January 31, 2005, 2004, and 2003
Notes to the Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995 between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994 between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995 increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992 between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994 between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.C.

Share Purchase Agreement dated April 14, 1993 between Petaquilla Minerals, S.A., Almond Holdings S.A. and Georecursos Internacional, S.A. with respect to the acquisition of all of the issued and outstanding shares of Georecursos Internacional, S.A., as amended by First Amending Agreement dated June 7, 1993.

*4.D.	Financing Agreement dated April 29, 1991 between Petaquilla Minerals Ltd. and Teck Corporation
*4.E.	Anti-dilution Agreement dated July 7, 1993 between Petaquilla Minerals Ltd. and Almond Holding S.A.
*4.F.	Option Agreement dated August 10, 1993 between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994 between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property, as amended
*4.H.	Heads of Agreement dated November 7, 1994 between Petaquilla Minerals Ltd., Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994 between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994 between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994 between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994 between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.M.	Feasibility Study dated August, 1994 and Update dated March, 1995 prepared by Kilborn Engineering (Pacific) Ltd.
*4.N.	Employment Agreements dated July 1, 1995 between Petaquilla Minerals Ltd. and Messrs. Idziszek, Stewart, Fifer and Mallo
*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997 between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.P.	Executive Summary from January 1998 Final Feasibility Study, prepared by H.A. Simons Ltd.
*4.Q.

Agreement dated November 25, 1999 between Petaquilla Minerals Ltd.,  Hyperion Resources Corp.,  Rhodes Mining NL and Ricdal Consultants Pty Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.

*4.R.	Agreement dated November 26, 1999 between Petaquilla Minerals Ltd. and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000 between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
8	Subsidiaries of Petaquilla Minerals Ltd.
11.A	Code of Ethics
12.A	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-26296).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 2nd day of May, 2005

PETAQUILLA MINERALS LTD.

Per: /s/ Michael Levy

Michael Levy, President

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JANUARY 31, 2005

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Petaquilla Minerals Ltd.

(formerly Adrian Resources Ltd.)

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. (formerly Adrian Resources Ltd.) as at January 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended January 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

 “DAVIDSON AND COMPANY”

Vancouver, Canada	Chartered Accountants

April 26, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated April 26, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON AND COMPANY”

Vancouver, Canada	Chartered Accountants

April 26, 2005

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2005	2004
ASSETS
Current
Cash and cash equivalents	$ 891,548	$ 1,836,465
Receivables	71,263	88,392
Prepaid expenses	10,783	9,233
Total current assets	973,594	1,934,090
Property and equipment (Note 5)	49,825	42,705
Performance bond – restricted cash (Note 7)	966,055	693,766
	$ 1,989,474	$ 2,670,561
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$ 51,973	$ 83,662
Other accrued liabilities	51,078	43,279
Total current liabilities	103,051	126,941
Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued and outstanding
51,264,537 (2004 – 48,829,542) common shares	51,430,792	50,849,326
Contributed surplus (Note 8)	887,432	327,822
Deficit	(44,143,412)	(42,345,139)

	8,174,812	8,832,009
Treasury stock, at cost
Repurchased, not cancelled
1,660,200 (2003 – 1,660,200) common shares	(6,288,389)	(6,288,389)
	1,886,423	2,543,620
	$ 1,989,474	$ 2,670,561

Nature of operations and going concern (Note 1)

Commitments (Note 13)

Subsequent events (Note 17)

On behalf of the Board:
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2005	2004	2003
EXPENSES
Accounting and legal	$161,203	$98,850	$35,089
Consulting fees	141,158	40,834	-
Depreciation	7,660	13,635	18,312
Filing fees	33,679	68,923	20,661
Insurance	547	863	900
Investor relations and shareholder information	98,790	43,562	25,241
Office administration	80,626	33,947	2,866
Rent	88,939	31,645	33,645
Resource property costs	234,664	33,910	31,638
Stock-based compensation (Note 9)	716,876	242,469	48,290
Travel	83,398	12,566	-
Wages and benefits	243,139	105,683	13,656

Total expenses	(1,890,679)	(726,887)	(230,298)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(79,147)	(142,267)	(43,482)
Gain on redemption of performance bond (Note 7)	198,142	-	-
Interest income and amortization of discount on bond	18,266	57,964	71,363
Write-down of marketable securities	-	-	(11,685)
Write-down of property and equipment	(44,855)	-	-

Loss for the year	(1,798,273)	(811,190)	(214,102)

Deficit, beginning of year	(42,345,139)	(41,533,949)	(41,319,847)

Deficit, end of year	$(44,143,412)	$(42,345,139)	$(41,533,949)

Basic and diluted loss per common share	$(0.04)	$(0.02)	$(0.01)

Weighted average number of common shares outstanding	50,370,747	36,153,757	31,680,343

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,798,273)	$(811,190)	$(214,102)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	(11,864)	(13,501)
Depreciation	7,660	13,635	18,312
Gain on redemption of performance bond	(198,142)	-	-
Stock-based compensation	716,876	242,469	48,290
Write-down of marketable securities	-	-	11,685
Write-down of property and equipment	44,855	-	-
Foreign exchange loss on performance bond	69,005	110,914	34,709
Changes in non-cash working capital items:
(Increase) decrease in receivables	17,129	(53,896)	(2,754)
(Increase) decrease in prepaid expenses	(1,550)	5,789	313
(Decrease) increase in accounts payable and accrued liabilities	(23,890)	(1,305)	60,003
Net cash used in operating activities	(1,166,330)	(505,448)	(57,045)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	424,200	2,043,947	-
Joint venture loan payments	-	-	(69)

Net cash provided by (used in) financing activities	424,200	2,043,947	(69)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(59,635)	-	-
Proceeds from redemption of performance bond	891,908	-	-
Purchase of performance bond	(1,035,060)	-	-
Proceeds from reduction in performance bond	-	75,942	86,481
Net cash provided by (used in) investing activities	(202,787)	75,942	86,481
Change in cash and cash equivalents	(944,917)	1,614,441	29,367
Cash and cash equivalents, beginning of year	1,836,465	222,024	192,657
Cash and cash equivalents, end of year	$891,548	$1,836,465	$222,024

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to Petaquilla Minerals Ltd. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At  January 31, 2005, the Company has working capital of $870,543 (2004 - $1,807,149). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (formerly Adrian Resources, S.A.) (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation) and Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

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

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on computer equipment, equipment, furniture and fixtures and office equipment on the declining balance basis at rates varying between 20% and 30% per annum. Leasehold improvements are depreciated over the term of the lease.

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

During the year ended January 31, 2002, the Company wrote-off to operations its resource property costs. Accordingly, any resource property costs incurred thereafter are expensed to operations.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Asset retirement obligations

The CICA recently issued a new section in the CICA Handbook, Section 3110, “Asset retirement obligations”, which the Company adopted February 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Adoption of this standard has not affected the Company’s consolidated financial statements.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive. At January 31, 2005, 2004 and 2003, the total number of potentially dilutive shares excluded from loss per share was 9,924,296, 10,889,291 and 2,398,297 respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

Effective February 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The section also permitted, and the Company adopted, the use of the intrinsic value-based method, which recognized compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

Effective for the year ended January 31, 2004, the Company adopted prospectively the amended recommendations of the CICA with respect to stock-based compensation, whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

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

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (2004 - $Nil) and a market value of $37,419 (2004 - $45,006).

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

4.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	2005	2004
ASSETS
Current assets
Cash	$ 13,674	$ 35,709
Due from shareholders	6,324	10,343
Receivables	6,826	7,329
Prepaid expenses	-	550

	$ 26,824	$ 53,931
LIABILITIES
Current liabilities	$3,561	$34,393
Other liabilities	47,517	43,279

SHAREHOLDERS’ DEFICIENCY	(24,254)	(23,741)

	$26,824	$53,931
Cash flows provided by (used in):
Operating activities	$ (125,278)	$ (55,598)
Financing activities	104,108	83,680
Investing activities	-	-

The Company’s share of Minera Petaquilla’s income (loss) for the years ended January 31, 2005, 2004 and 2003 was $(95,051), $2,913 and $(946), respectively.

5.

PROPERTY AND EQUIPMENT

		2005			2004
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 12,530	$ 2,202	$ 10,328	$ 35,639	$ 19,069	$ 16,570
Equipment	15,384	2,308	13,076	-	-	-
Furniture and fixtures	10,780	1,078	9,702	33,923	14,448	19,475
Leasehold improvements	7,781	778	7,003	-	-	-
Office equipment	10,796	1,080	9,716	12,795	6,135	6,660

	$ 57,271	$ 7,446	$ 49,825	$ 82,357	$ 39,652	$ 42,705

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

5.

PROPERTY AND EQUIPMENT (cont’d…)

During the current fiscal year, the Company wrote-off to operations certain property and equipment with a net book value of $44,855.

During the previous fiscal year, the Company wrote-off certain fully depreciated equipment with an original cost of $335,702.

6.

RESOURCE PROPERTIES

Petaquilla Property, Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the period within which mine development is required to commence on the property expires May 2006.

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

In April 2005, the Company and Inmet agreed to waive Teck’s obligation to deliver an updated feasibility study in 2005.

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

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

6.

RESOURCE PROPERTIES (cont’d…)

Petaquilla Property, Panama (cont’d…)

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

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

6.

RESOURCE PROPERTIES (cont’d…)

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

During the year ended January 31, 2002, the Company recorded a write-down of the property of $32,628,433 as a result of depressed copper prices which made development of the Petaquilla property uneconomic.

In December 2004, the Company, Teck and Inmet completed a non-binding letter of intent whereby the parties agreed in principle to work together to jointly propose to the Government of Panama a potential phased development of the Petaquilla property with the first phase being the development of the Molejon gold deposit. The objective is to obtain approval of a conditional multi-phase mine development that will increase the production decision period on the copper phase by two years. The Molejon deposit will be transferred to the Company when the mine development plan on the Petaquilla concession is secured from the Government of Panama.

7.

PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the current fiscal year, the Panama Bond was redeemed early resulting in a gain of $198,142.  The Company subsequently pledged a guaranteed investment certificate in the amount of $1,035,060 (US$780,000) as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Issued
Balance as at January 31, 2002	33,340,543	$ 48,842,442	$ -
Stock-based compensation	-	-	48,290
Balance as at January 31, 2003	33,340,543	48,842,442	48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-
Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876
Balance as at January 31, 2005	51,264,537	$ 51,430,792	$ 887,432

a)

In September 2003, the Company completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until September 24, 2005. The Company paid finders’ fees of $125,000 and issued 300,000 finder’s fee warrants, with a value of $51,563, entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.

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

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

9.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2002	3,545,338	$ 0.34
Granted	2,398,297	0.15
Expired	-	-
Forfeited	(3,545,338)	0.34

Balance at January 31, 2003	2,398,297	0.15
Granted	1,180,000	0.23
Exercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	$ 0.36
Number of stock options exercisable	2,020,466

The weighted average fair value of stock options granted during the year ended January 31, 2005 was $0.43 (2004 - $0.21; 2003 - $0.09) per option.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

9.

STOCK OPTIONS  (cont’d…)

As at January 31, 2005, the following stock options were outstanding as follows:

Number of Shares	Exercise Price	Expiry Date

148,800	$ 0.15	April 18, 2007
655,000	$ 0.23	September 24, 2008
920,000	$ 0.42	April 28, 2009
450,000	$ 0.42	September 22, 2009
200,000	$ 0.50	January 10, 2010

Total stock options granted during the year ended January 31, 2005 are 2,770,000 (2004 – 1,180,000; 2003 – 2,398,297).  Total stock-based compensation for the fair value of stock options granted during the current year was $716,876 (2004 - $242,469; 2003 – $48,290) which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

Included in stock options granted during the year ended January 31, 2003 are 1,848,797 granted to employees and directors. Prior to February 1, 2003, the Company had elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs prior to February 1, 2003 been determined based on the fair value of the options granted using the Black-Scholes option-pricing model , additional compensation expense would have been recorded as follows:

Year Ended January 31, 2003

Loss for the year as reported	$ (214,102)
Additional compensation expense	(162,473)

Pro-forma loss	(376,575)

Pro-forma basic and diluted loss per share	$ (0.01)

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

9.

STOCK OPTIONS  (cont’d…)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31, 2005	Year Ended January 31, 2004	Year Ended January 31, 2003
Risk-free interest	3.79%	3.86%	5.00%
Expected dividend yield	-	-	-
Expected stock price volatility	87%	140%	85%
Expected option life in years	5 years	5 years	5 years

10.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2002	1,388,888	$ 0.19

Issued	-	-
Expired	(1,388,888)	0.19

Balance at January 31, 2003	-	-

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	249,498	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	$ 0.25

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

10.

SHARE PURCHASE WARRANTS (cont’d…)

As at January 31, 2005, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,416,666	$ 0.25	September 24, 2005
3,133,830	$ 0.25	November 18, 2005

Included in the warrants issued during the year ended January 31, 2004 are finder’s fee warrants entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share until September 24, 2005.  Total stock-based compensation for the fair value of these warrants was $51,563 which has been recorded as share issue costs with corresponding entry in contributed surplus. These warrants were valued using the Black-Scholes option-pricing model using a risk-free interest rate of 3%, an expected life of 2 years, an annualized volatility of 140%, and a dividend rate of 0%.

11.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2005:

a)

The Company paid consulting fees of $96,780 (2004 - $34,833; 2003 - $Nil) to companies controlled by directors.

b)

The Company paid wages of $207,068 (2004 - $44,272; 2003 - $Nil) to a director and former directors.

c)

The Company paid rent expense of $17,816 (2004 - $11,215; 2003 - $33,645) to a company controlled by a director and to a company related by virtue of former common directors.

d)

The Company paid legal fees of $21,433 (2004 - $108,037; 2003 - $Nil) to a law firm controlled by a former director, of which $Nil (2004 - $47,569; 2003 - $Nil) was recorded as share issue costs.

e)

Included in accounts payable at January 31, 2005 is $Nil (2004 - $10,212) due to a law firm controlled by a former director.

f)

Included in accounts payable at January 31, 2005 is $36,458 (2004 - $7,862) due to directors, a former director, and to companies related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

12.

INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2005	2004	2003

Statutory tax rate	35.6%	37.6%	39.6%

Loss for the year	$ (1,798,273)	$ (811,190)	$ (214,102)

Expected income tax recovery	$ 640,185	$ 305,007	$ 84,784
Permanent and other differences	(307,836)	(91,172)	(35,815)
Differences in foreign tax rates	(4,558)	(12,305)	(4,419)
Losses for which an income tax benefit has not been recognized	(327,791)	(201,530)	(44,550)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2005	2004

Future income tax assets
Non-capital and other loss carry-forwards	$ 1,069,362	$ 983,235
Equipment and exploration properties	247,218	224,647
Investments	2,587,307	2,587,307
Share issuance costs	4,852	9,703

Total future income tax assets	3,908,739	3,804,892
Valuation allowance	(3,908,739)	(3,804,892)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $3,200,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2006.  Subject to certain restrictions, the Company also has approximately $211,000 of resource expenditures available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama.  The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

13.

COMMITMENTS

During the year ended January 31, 2005, the Company entered into a five year lease for premises at an estimated annual cost of $63,176 per year commencing June 2004.

14.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond, accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

15.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties.  Details of geographic information are as follows:

2005	Canada	Panama	Total

Interest income	$ 17,956	$ 310	$ 18,266

Property and equipment	$ 30,782	$ 19,043	$ 49,825

2004	Canada	Panama	Total

Interest income	$ 12,373	$ 45,591	$ 57,964

Property and equipment	$ 42,705	$ -	$ 42,705

2003	Canada	Panama	Total

Interest income	$ 687	$ 70,676	$ 71,363

Property and equipment	$ 56,340	$ -	$ 56,340

16.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004	2003
Non-cash financing activities
Finder’s fee warrants	$ -	$ 51,563	$ -
Share issue costs	-	(51,563)	-

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

17.

SUBSEQUENT EVENTS

Subsequent to January 31, 2005:

a)

The Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for proceeds of $325,000. These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid and were included in treasury stock.

b)

The Company received proceeds of $45,536 and issued 241,466 shares for the exercise of stock options and warrants subsequent to the year end.

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

Loss for the year

	2005	2004	2003

Loss for the year following Canadian and U.S. GAAP	$ (1,798,273)	$ (811,190)	$ (214,102)
Holding gains (losses) on investments (b)	(7,587)	45,006	-

Comprehensive loss following U.S. GAAP	$ (1,805,860)	$ (766,184)	$ (214,102)

Basic and diluted loss per share following Canadian and U.S. GAAP	$ (0.04)	$ (0.02)	$ (0.01)

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2005	2004

Current assets
Current assets following Canadian GAAP	$ 973,594	$ 1,934,090
Cumulative adjustments:
Holding gains on investments (b)	37,419	45,006

Current assets following U.S. GAAP	$ 1,011,013	$ 1,979,096

	2005	2004	2003

Shareholders’ equity
Shareholders’ equity following Canadian GAAP	$ 1,886,423	$ 2,543,620	$ 1,068,394
Cumulative adjustments:
Holding gains on investments (b)	37,419	45,006	-

Shareholders’ equity following U.S. GAAP	$ 1,923,842	$ 2,588,626	$ 1,068,394

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

b)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended January 31, 2004 to account for stock-based compensation using SFAS 123 on a prospective basis. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended January 31, 2003, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, new accounting and disclosure standards were introduced beginning with the fiscal year ended January 31, 2003 (Note 2).  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended January 31, 2005, 2004 and 2003.

d)

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there are no asset retirement obligations as at January 31, 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at January 31, 2004.

e)

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

e)

Recent accounting pronouncements (cont’d…)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash  flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i.

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii.

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii.

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

e)

Recent accounting pronouncements (cont’d…)

Canadian Standards

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

Exhibit 8

Subsidiaries of Petaquilla Minerals Ltd.

The following is a list of our subsidiaries, ownership percentages, and the jurisdictions of incorporation or organization of each as of May 2, 2005.  Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization

Adrian Resources (BVI) Ltd. (100%)	British Virgin Islands
Petaquilla Minerals, S.A. (100%)	Panama
Georecursos Internacional, S.A. (100%)	Panama
Minera Petaquilla, S.A. (52%)	Panama

Exhibit 11.A

ADRIAN RESOURCES CORPORATE GOVERNANCE
POLICIES

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors of Adrian Resources Ltd. (the "Board"), upon the recommendation of its Nominating and Corporate Governance Committee (the "NCG"), has developed these Corporate Governance Guidelines (the "Guidelines") to promote the effective functioning of the Board and its committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities.  These guidelines should be interpreted in accordance with any requirement imposed by applicable laws, rules or regulation, the Toronto Stock Exchange ("TSX"), and NASD, as well as the Articles of Incorporation and bylaws of Adrian Resources Ltd.  The Board may review and amend these guidelines from time to time.

1.  NOMINATING & CORPORATE GOVERNANCE, BOARD COMPOSITION & SELECTION

(a)

Board Size

The shareholders, at the Company's Annual General Meeting elected four directors.  The specific number of directors will be determined from time to time by the Board of Directors, and approved by the Shareholders of the Company.

(b)

Selection of New Directors

The Board has delegated to the NCG the responsibility of identifying suitable candidates for nomination to the Board (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in these Guidelines and the NCG's charter.  The NCG will recommend prospective director candidates for the Board's consideration and review the prospective candidates' qualifications with the Board.  The Board shall retain the ultimate authority to nominate a candidate for election by the shareholders as a Director or to fill any vacancy on the Board that may occur.  In identifying prospective Director candidates, the NCG may consider facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the prospective Director candidate, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Board.  The Board shall consider and approve from time to time the criteria that it deems necessary or advisable for prospective Director candidates.  The Board shall have full authority to modify such criteria from time to time, as it deems necessary or advisable.

Directors are elected annually by Adrian Resources Ltd.'s shareholders or, if applicable, at a special meeting of shareholders.  In the case of a vacancy in the office of a Director (including a vacancy created by an increase in the size of the Board of Directors), the NCG shall recommend to the Board of Directors an individual to fill such vacancy either through appointment by the Board of Directors or through election by shareholders.  Any Directors appointed by the Board will serve only until the next annual meeting unless re-elected by the shareholders at that time.

At least annually, the Board will evaluate all relationships between Adrian Resources Ltd. and each Director in light of relevant facts and circumstances for the purposes of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such Director's ability to satisfy his or her responsibilities as an unrelated and independent Director, as such terms are used by applicable TSX and NASD rules and other applicable legislation.  At least a majority of the members of the Board shall meet the requirements of being both "unrelated" for the purposes of compliance with TSX corporate governance guidelines and "independent" for the purposes of complying with the standards of the NASD.

(c)

Director Orientation

The NCG will establish an orientation and education program for new directors, including providing background materials on Adrian Resources Ltd. and its business.  The NCG will also establish a continuing education program for all directors on matters relevant to Adrian Resources Ltd. and its business.

2.  FUNCTIONING OF THE BOARD

(a)

Number and Schedule of Meetings

The Board meets at least once each calendar quarter and following the annual meeting of Shareholders of Adrian Resources Ltd.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Adrian Resources Ltd. faces from time to time.

(b)

Agenda

The Chairman and Chief Executive Officer and Lead Director will establish the agenda for each regularly scheduled Board meeting, giving consideration to any suggestions from other members of the Board.  Any director may suggest agenda items and may raise at meetings other matters that they consider worthy of discussion.

(c)

Distribution of Materials

Directors are expected to spend the time reasonably needed or appropriate to discharge their responsibilities.  The agenda and the related information and data that is important to the Board's understanding of the business to be discussed for each regularly scheduled meeting and, where feasible, each special meeting of the entire Board or one of its committees, as applicable, will be distributed sufficiently in advance of the meeting to provide a reasonable opportunity for review by each Director, except when such material is too sensitive to be put in writing.

(d)

Attendance

Directors should make reasonable efforts to attend all meetings of the Board of Directors and of all Board committees upon which they serve.  Although the Board recognizes that, on occasion, circumstances may prevent directors from attending meetings, directors are expected to ensure that other commitments do not materially interfere with the performance of their duties.  Subject to extenuating circumstances (such as illness, for example), directors are expected to participate in a minimum of 66% of regularly scheduled Board and committee meetings.  Directors should also make reasonable efforts to attend the annual meeting of shareholders of Adrian Resources Ltd.

(e)

Independent Director Sessions

The Board of Directors of Adrian Resources Ltd. will schedule regular independent director sessions (incamera) at least quarterly at which the non-management directors (i.e. directors who are not Adrian Resources Ltd. officers, or those who have a material relationship with an Adrian Resources Ltd. officer) meet separately.  The Lead Director will preside at each session of the independent directors.

(f)

Access to Management and Advisors

Adrian Resources Ltd. will provide directors with complete access to the management of Adrian Resources Ltd.  The Board of Directors and Board committees have the right to consult and retain independent legal and other advisors at the expense of Adrian Resources Ltd.  The Board, and each committee thereof, shall have the authority to request that any officer or employee of Adrian Resources Ltd., Adrian Resources Ltd.'s outside legal counsel, Adrian Resources Ltd.'s independent auditor or any other professional retained by Adrian Resources Ltd. to render advice to Adrian Resources Ltd., attend a meeting of the Board, or such committee, or meet with any members of or advisors to the Board.  Directors are entitled to reasonably rely on advice from outside advisors such as lawyers, accountants, engineers or other persons whose profession lends credibility to a statement by such person.  Directors should assess the qualifications of any such advisors and the processes such advisors use to reach their decisions and recommendations.

(g)

Board Leadership

The Board reserves the right to determine, from time to time, how to configure the leadership of the Board and Adrian Resources Ltd. in the way that best serves Adrian Resources Ltd.

3.  DIRECTOR RESPONSIBILITIES

(a)

Management Oversight

The Board is responsible for supervising the management of the business and affairs of Adrian Resources Ltd.  The Board has delegated the power to manage the everyday business and affairs of Adrian Resources Ltd. to the officers of Adrian Resources Ltd.  The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer or other members of management.

(b)

Duties

Directors should exercise their business judgment to act in what they reasonably believe to be in the best interests of Adrian Resources Ltd. in a manner consistent with their fiduciary duties.  In particular, directors are required to act honestly and in good faith, with a view to the best interests of Adrian Resources Ltd. and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(c)

Contact with Analysts, Investors and the Media

Directors, officers and employees who are not authorized spokespersons must not communicate information regarding Adrian Resources Ltd. to the investment community, the media or others, unless specifically requested to do so by an authorized spokesperson.  Directors, officers and employees receiving inquiries from analysts, investors, the media or others should refer them to the Chief Executive Officer or another authorized spokesperson.

(d)

Conduct and Ethics Standards for Directors

Adrian Resources Ltd. has adopted a Code of Business Conduct and Ethics.  Management and Directors are required to comply with such Code.

4.  COMMITTEES OF THE BOARD

The Board may establish such committees as it deems appropriate and delegate to such committees such authority permitted by applicable law, Adrian Resources Ltd.'s articles and its by-laws as the Board sees fit.  The committees will operate in accordance with applicable law, their respective mandates as adopted and amended from time to time by the Board, and the applicable rules of applicable securities regulatory authorities and stock exchanges.

Currently, the Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee.  Each of these standing committees has a written charter that sets forth the responsibilities of such committee and the qualifications for committee membership.

5.  COMPENSATION

The Compensation Committee will make recommendations to the full Board of Directors relating to compensation of the members of the Board.  Adrian Resources Ltd. recognizes that it is important to set director compensation at an appropriate level so that it does not compromise any director's independence and Directors' compensation will be determined based on this principle.  The form and amount of Director compensation will be reviewed periodically, but at least annually, by the Compensation Committee, which shall make recommendations to the Board based on such review.  The Board shall retain the ultimate authority to determine the form and amount of Director compensation.

6.  ANNUAL PERFORMANCE EVALUATION OF THE BOARD AND COMMITTEES

The Board will conduct a self-evaluation at least annually for the purpose of determining whether it and its committees are functioning effectively.  Each committee of the Board will conduct a self-evaluation at least annually for the purpose of determining whether it is functioning effectively and produce a written report to the Board concerning this evaluation.  The NCG will oversee the evaluation process.

7.  MISCELLANEOUS

These guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the Directors of Adrian Resources Ltd. under applicable law and/or the Adrian Resources Ltd.'s articles and/or its by-laws.  Although these corporate governance guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change.  In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist, will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified.  In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.

CODE OF BUSINESS CONDUCT AND ETHICS (THE "CODE")

Adrian Resources Ltd. (together with all of its direct and indirect subsidiaries and affiliates) has created this Code to outline principles to which Adrian Resources Ltd.'s employees, officers and directors are expected to adhere in the conduct of Adrian Resources Ltd.'s business.  This Code sets forth principles regarding responsibilities to other employees, the public and other stakeholders.  Any violations of this Code or any other policies established by Adrian Resources Ltd. from time to time, may result in disciplinary action, up to and including termination of service.

The Corporation's Nominating and Corporate Governance Committee (the "Committee"), a committee of the Board is responsible for administering the Code.  The Committee has delegated a day-to-day responsibility for administering and interpreting the Code to a Compliance Officer.  Our Vice President, Legal has been appointed Adrian Resources Ltd.'s Compliance Officer under this Code.

Adrian Resources Ltd. expects its directors, officers and employees to exercise reasonable judgment when conducting Adrian Resources Ltd.'s business.  Adrian Resources Ltd. encourages its directors, officers and employees to refer to this Code frequently to ensure that they are acting within both the letter and the spirit of this Code.  Adrian Resources Ltd. also understands that this Code will not contain the answer to every situation you may encounter or every concern you may have about conducting Adrian Resources Ltd.'s business ethically and legally.  In these situations, or if you otherwise have questions or concerns about this Code, Adrian Resources Ltd. encourages each officer and employee to speak with his or her supervisor (if applicable) or, if you are uncomfortable doing that, with the Compliance Officer under this Code.

Adrian Resources Ltd.'s directors, officers and employees generally have other legal and contractual obligations to Adrian Resources Ltd.  This Code is not intended to reduce or limit the other obligations that you may have with Adrian Resources Ltd.  Instead, the standards in this Code should be viewed as the minimum standards that Adrian Resources Ltd. expects from its directors, officers and employees in the conduct of Adrian Resources Ltd.'s business.

1.  CONFLICTS OF INTEREST

All Adrian Resources Ltd. employees, officers and directors must act with honesty and integrity, avoiding conflicts of interest in relation to their duties and responsibilities with Adrian Resources Ltd. that arise as a result of either personal or professional relationships.

Conflicts of interest are prohibited as a matter of Adrian Resources Ltd. policy.  Each employee, officer and director is expected to avoid an outside activity, financial interest or relationship that may present a conflict of interest or the appearance of a conflict of interest.  Each individual's situation is different and in evaluating his or her own situation, a director, officer or employee will have to consider many factors.  A transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be reported to the Compliance Officer.  The Compliance Officer may notify the Board or the Committee as he or she deems appropriate.  Each person is required to promptly disclose any actual or potential conflict of interest to his or her manager or the Compliance Officer.  Actual or potential conflicts of interests involving a director, executive officer or the Compliance Officer should be disclosed directly to the Chairman of the Board or to the Lead Director.

A "conflict of interest" exists when a person's private interest interferes or even appears to interfere, with the interests of Adrian Resources Ltd.  A conflict situation can arise when an employee, officer or director takes actions or has interests, responsibilities or obligations that may make it difficult to perform his or her responsibilities for Adrian Resources Ltd. objectively and effectively.

2.  CORPORATE OPPORTUNITIES

All Adrian Resources Ltd. employees, officers and directors are prohibited from:

(a)

taking for themselves personally opportunities that are discovered through the use of corporate property, information or as a result of his or her position with Adrian Resources Ltd. unless such opportunity has first been presented to, and rejected by, Adrian Resources Ltd.;

(b)

using corporate property, information or position for personal gain; and

(c)

competing with Adrian Resources Ltd.

Employees, officers and directors owe a duty to Adrian Resources Ltd. to advance its legitimate interests when the opportunity arises to do so.

3.  CONFIDENTIALITY

Certain employees, officers and directors will have access to confidential information in the course of their duties.  "Confidential Information" includes all non-public information that might be of use to competitors or harmful to Adrian Resources Ltd. or its customers if disclosed.  All such Confidential Information remains the property of Adrian Resources Ltd. at all times and should be kept in strict confidence by employees, officers and directors, except when disclosure is authorized or legally mandated.  Any disclosure of such Confidential Information to persons outside Adrian Resources Ltd. could be harmful to Adrian Resources Ltd.'s interests and will be taken very seriously by Adrian Resources Ltd.

Employees, officers and directors should be aware that their obligation to maintain the confidentiality of Adrian Resources Ltd.'s Confidential Information will survive after they leave Adrian Resources Ltd. and should conduct themselves accordingly.  It is Adrian Resources Ltd.'s policy to vigorously pursue all breaches of confidentiality and all necessary steps will be taken and all legal remedies exercised to prevent employees or former employees from breaching this obligation.

4.  FAIR DEALING

All purchases of goods and services by Adrian Resources Ltd. will be made exclusively on the basis of price, quality, service and suitability to our needs.  Employees, officers or directors are prohibited from accepting gifts of money or receiving any type of personal kickbacks, rebates or other "under-the-table" payments.  Employees, officers and directors may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry.  No one shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.  Directors, officers and employees must endeavour to deal ethically and lawfully with Adrian Resources Ltd.'s customers, suppliers, competitors and employees in all business dealings on Adrian Resources Ltd.'s behalf.  No director, officer or employee should take unfair advantage of another person in business dealings on Adrian Resources Ltd.'s behalf through the abuse of privileged or confidential information or through improper manipulation, concealment or misrepresentation of material facts.

5.  PROTECTION AND PROPER USE OF COMPANY ASSETS

All Adrian Resources Ltd. employees, officers and directors are expected to protect Adrian Resources Ltd.'s assets and ensure their efficient use, as loss, theft and misuse of Adrian Resources Ltd.'s assets have a direct impact on Adrian Resources Ltd.'s business and its profitability.  Theft, carelessness and waste have a direct impact on Adrian Resources Ltd.'s profitability.  All of Adrian Resources Ltd.'s assets should only be used for legitimate business purposes.

6.  COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Adrian Resources Ltd. seeks to conduct its business in compliance with applicable laws, rules and regulations including, without limitation, insider trading, antitrust, environmental, discrimination and harassment, and health and safety.  No director, officer or employee shall engage in any unlawful activity in conducting Adrian Resources Ltd.'s business or in performing his or her day-to-day company duties, nor shall any director, officer or employee instruct others to do so.

7.  ACCURACY OF COMPANY RECORDS AND REPORTING

Honest and accurate recording and reporting of information is critical to Adrian Resources Ltd.'s ability to make responsible business decisions.  Adrian Resources Ltd.'s accounting records are relied upon to produce reports for Adrian Resources Ltd.'s management, shareholders, creditors, governmental agencies and others.  Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and Adrian Resources Ltd.'s system of internal controls.

Directors, officers and employees have a responsibility to ensure that Adrian Resources Ltd.'s accounting records do not contain any false or intentionally misleading entries.  Adrian Resources Ltd. does not permit intentional misclassification of transactions as to accounts, departments or accounting periods.  All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media.  All employees should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies.  This applies to communications of all kinds, including email and informal notes or interoffice memos.

8.  QUALITY OF PUBLIC DISCLOSURES

Adrian Resources Ltd. is committed to providing its shareholders with complete and accurate information about its financial condition and results of operations as required by applicable securities laws of Canada and the United States.  It is Adrian Resources Ltd.'s policy that the reports and documents it files with or submits to securities regulators in both Canada and the United States, and its earnings releases and similar public communications made by Adrian Resources Ltd., include fair, timely and understandable disclosure.  Officers and employees who are responsible for these filings and disclosures, including Adrian Resources Ltd.'s principal executive, financial and accounting officers, must use reasonable judgment and perform their responsibilities honestly, ethically and objectively in order to ensure that this disclosure policy is fulfilled.  Adrian Resources Ltd.'s senior management are primarily responsible for monitoring Adrian Resources Ltd.'s public disclosure.

9.  COMMUNICATION OF CODE

All directors, officers and employees will be supplied with a copy of the Code upon beginning service at Adrian Resources Ltd.  Updates of the Code will be provided from time to time.  A copy of the Code is also available to all directors, officers and employees by requesting one from the human resources department.

10.  MONITORING COMPLIANCE AND DISCIPLINARY ACTION

Adrian Resources Ltd.'s management, under the supervision of the Committee or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee, shall take reasonable steps from time to time to:

(a)

monitor compliance with the Code; and

(b)

when appropriate, impose and enforce appropriate disciplinary measures for violations of the Code.

Adrian Resources Ltd.'s management shall periodically report to the Committee on these compliance efforts including, without limitation, periodic reporting of alleged violations of the Code and the actions taken with respect to any such violation.

11.  WAIVER AND AMENDMENTS

No waiver of any provisions of the Code for the benefit of a director or an executive officer (which includes without limitation, for purposes of this Code, Adrian Resources Ltd.'s principal executive, financial and accounting officers) shall be effective unless:

(a)

approved by the Board of Directors or, if permitted, a committee thereof; and

(b)

if applicable, such waiver is promptly disclosed to Adrian Resources Ltd.'s shareholders in accordance with applicable securities laws and/or the rules and regulations of the exchange or system on which the Company's shares are traded or quoted, as the case may be.

Any waivers of the Code for other employees may be made by the Compliance Officer, the Board of Directors or, if permitted, a committee thereof.

All amendments to the Code must be approved by the Board of Directors or a committee thereof and, if applicable, must be promptly disclosed to Adrian Resources Ltd.'s shareholders in accordance with applicable securities laws and/or the rules and regulations of the exchanges on which the Company's shares are traded.

Exhibit 12.A

CERTIFICATION

I, Michael Levy, President of Petaquilla Minerals Ltd., certify that:

1.  I have reviewed this annual report on Form 20-F of Petaquilla Minerals Ltd.;

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

4.  The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

(c)  Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  May 2, 2005

/s/ Michael Levy
Michael Levy, President

Exhibit 12.B

CERTIFICATION

I, Kenneth Morgan, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.  I have reviewed this annual report on Form 20-F of Petaquilla Minerals Ltd.;

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

4.  The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

(c)  Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 2, 2005

/s/ Kenneth Morgan

Kenneth Morgan, Chief Financial Officer

Exhibit 13.A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Petaquilla Minerals Ltd. for the year ended January 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: May 2, 2005

/s/ Michael Levy
Michael Levy, President

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

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Petaquilla Minerals Ltd. for the year ended January 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 2, 2005

/s/ Kenneth Morgan
Kenneth Morgan, Chief Financial Officer

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