Form 20-F
period 2006-01-31
PETAQUILLA MINERALS LTD
filed 2006-05-08
CIK 947121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 January 31, 2006

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-26296

Petaquilla Minerals Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant's name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Page 1 of 126 Pages

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

70,246,303
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

Yes ____  No ____  Not Applicable  X

The information set forth in this Annual Report on Form 20-F is as at January 31, 2006, unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Petaquilla Minerals Ltd., are set forth in Item 5 of this Annual Report and in Note 19 to the accompanying Financial Statements of Petaquilla Minerals Ltd.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	8

PART I		10

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3	KEY INFORMATION	10
A.	Selected Financial Data	10
B.	Capitalization and Indebtedness	12
C.	Reasons For The Offer and Use of Proceeds	12
D.	Risk Factors	12
	Exploration and Development Risks	12
	Estimates of Reserves, Mineral Deposits and Production Costs	13
	Risks of Development, Construction and Mining Operations	13
	Expanded Panama Canal Watershed Could Affect Development	14
	Title Matters	14
	Conflicts of Interest	14
	Currency Fluctuations	14
	Additional Funding Requirements	14
	Requirements of Ley Petaquilla	15
	History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations	17
	Limited Experience with Development-Stage Mining Operations	18
	Stock Subject to Penny Stock Rules	18
	Competition	18
	Mineral Prices	18
	Foreign Countries and Regulatory Requirements	19
	Environmental and Other Regulatory Requirements	19
	Panama Political Risks	20
	Dividends	20
	Our Officers and Directors Resident Outside U.S;. Potential Unenforceability of Civil Liabilities and Judgments	20
	If We are Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from Our Properties, We Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Our U.S. Stockholders and Less Liquidity for the Stock	20

ITEM 4	INFORMATION ON OUR COMPANY	21
A.	History and Development of Our Company	21
	Acquisition of the Petaquilla Property, Panama	21
	Financing Agreement with Teck Corporation	21
	Molejon Property - Panama	23
	Mineral Properties - Other	23
	Directors and Officers of Our Company	23
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	24
	Current and Planned Capital Expenditures/Divestitures	24
	Public Takeover Offers	24
B.	Business Overview	24
C.	Organizational Structure	25
D.	Property, Plant and Equipment	27
	Petaquilla Property, Panama	27
	Introduction	27
	Calendar 2006 Ley Petaquilla Concession Copper Deposit Plans	28
	Location, Access & Physiography	29
	Plant and Equipment	30
	Title	30
	Exploration History	32
	Exploration - Results Obtained By Us or on Our Behalf	32
	Regional and Local Geology	41
	Mineralization	42
	Preliminary Feasibility Study	43
	Production Scoping Study	46
	Final Feasibility Study	47
	Status of Project Financing	48
	Doing Business in Panama	48

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	50
A.	Operating Results	50
	Fiscal Year Ended January 31, 2006, Compared to Fiscal Year Ended January 31, 2005	51
	Fiscal Year Ended January 31, 2005, Compared to Fiscal Year Ended January 31, 2004	51
	Fiscal Year Ended January 31, 2004, Compared to Fiscal Year Ended January 31, 2003	52
B.	Liquidity and Capital Resources	52
	January 31, 2006, Compared to January 31, 2005	53
	January 31, 2005, Compared to January 31, 2004	54
	January 31, 2004, Compared to January 31, 2003	54
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	55
	Outlook	55
C.	Research and Development, Patents and Licenses, etc.	55
D.	Trend Information	56
E.	Off-Balance Sheet Arrangements	56
F.	Disclosure of Contractual Obligations	56
		56

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A.	Directors and Senior Management	56
B.	Compensation	57
	Cash and Non-Cash Compensation - Executive Officers and Directors	57
	Option Grants in Last Fiscal Year	58
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	59
	Defined Benefit or Actuarial Plan Disclosure	59
	Termination of Employment, Change in Responsibilities and Employment Contracts	59
	Directors	60
C.	Board Practices	61
D.	Employees	62
	Consultants	62
E.	Share Ownership	63

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64
A.	Major Shareholders	64
B.	Related Party Transactions	65
C.	Interests of Experts and Counsel	66

ITEM 8	FINANCIAL INFORMATION	66
A.	Consolidated Statements and Other Financial Information	66
B.	Significant Changes	66

ITEM 9	THE OFFER AND LISTING	66
A.	Offer and Listing Details	66
B.	Plan of Distribution	68
C.	Markets	68
D.	Selling Shareholders	68
E.	Dilution	68
F.	Expenses of the Issue	68

ITEM 10	ADDITIONAL INFORMATION	68
A.	Share Capital	68
B.	Memorandum and Articles of Association	69
C.	Material Contracts	71
D.	Exchange Controls	71
E.	Taxation	73
	Material Canadian Federal Income Tax Consequences	73
	Dividends	73
	Capital Gains	73
	Material United States Federal Income Tax Consequences	74
	U.S. Holders	75
	Distributions on Common Shares of the Company	75
	Foreign Tax Credit	76
	Information Reporting and Backup Withholding	76
	Disposition of Common Shares of the Company	76
	Currency Exchange Gains or Losses	77

	Other Considerations	77
	Foreign Personal Holding Company	77
	Foreign Investment Company	77
	Passive Foreign Investment Company	78
	Controlled Foreign Corporation	79
F.	Dividends and Paying Agents	79
G.	Statement by Experts	79
H.	Documents on Display	79
I.	Subsidiary Information	80

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	80

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	80

PART II		80

ITEM 13	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	80

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	80

ITEM 15	CONTROLS AND PROCEDURES	81

ITEM 16	RESERVED	81
A.	Audit Committee Financial Expert	81
B.	Code of Ethics	81
C.	Principal Accountant Fees and Services	82
D.	Exemptions From the Listing Standards for Audit Committees	83
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	83

PART III		83

ITEM 17	FINANCIAL STATEMENTS	83

ITEM 18	FINANCIAL STATEMENTS	83

ITEM 19	EXHIBITS	86

	SIGNATURES	86

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

As used in this annual report, the terms "we", "us", "our", and "PTQ" mean Petaquilla Minerals Ltd. and its subsidiaries, unless otherwise indicated.

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

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The following tables summarize our selected financial data (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".  Note 19 of our financial statements included with this filing sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles ("U.S. GAAP").  Results for the periods ended January 31, 2006, are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended January 31
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items(1)
	Total	($2,567,758)	($1,798,273)	($811,190)	($214,102)	($32,747,839)
	Per Share (1)	($0.05)	($0.04)	($0.02)	($0.01)	($1.03)
(c)	Total assets	$12,807,172	$1,989,474	$2,670,561	$1,196,640	$1,302,518
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$12,256,076	$1,886,423	$2,543,620	$1,068,394	$1,234,206
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Net earnings (loss) for the period
	Total	($2,567,758)	($1,989,474)	($811,190)	($214,102)	($32,747,839)
	Per Share (1)	($0.05)	($0.04)	($0.02)	($0.01)	($1.03)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended January 31
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($4,957,527)	($1,798,273)	($811,190)	($214,102)	($32,875,639)
	Per Share¹	($0.09)	($0.04)	($0.02)	($0.01)	($1.04)
(c)	Total assets	$10,432,778	$2,026,893	$2,715,567	$1,196,640	$1,335,237
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$9,881,682	$1,923,842	$2,588,626	$1,068,394	$1,266,925
(e)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(f)	Net earnings (loss) for the period
	Total	($4,979,571)	($2,026,893)	($766,184)	$(214,102)	($32,875,639)
	Per Share¹	($0.09)	($0.04)	($0.02)	($0.01)	($1.04)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

We have not declared or paid any dividends in any of our last five financial years.

On January 31, 2006, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $1.1439.

The following table sets out the high and low exchange rates for each of the last six months.

	2006				2005
	April	March	February	January	December	November
High for period	1.1719	1.1724	1.1578	1.1726	1.1734	1.1961
Low for period	1.1203	1.1322	1.1380	1.1439	1.1507	1.1657

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended January 31
	2006	2005	2004	2003	2002
Average for the period	1.2006	1.2906	1.3746	1.5646	1.5590

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

Exploration and Development Risks

We are engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Our property interests are in the exploration stage only, with the exception of the Petaquilla Property, and are without a known body of commercial ore.  Accordingly, there is little likelihood that we will realize any profits in the short to medium term.  Any profitability in the future from our business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

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

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals, and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  We will obtain insurance in amounts that we consider to be adequate to protect ourselves against certain risks of mining and processing.  However, we may become subject to liability for hazards against which we cannot insure ourselves or which we may elect not to insure against because of premium costs or other reasons.  In particular, we are not insured for environmental liability or earthquake damage.

In order to develop the Petaquilla Property, located in Panama, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial.  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.  Recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of PTQ’s mineral deposits reach commercial production.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral deposit figures included herein, most of which, as noted, are not compliant with National Instrument Policy 43-101, have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Further development, drilling and other engineering analysis is required in order to have any of PTQ’s reserves classified as proven resources.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

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

Expanded Panama Canal Watershed Could Affect Development

On August 30, 1999, the Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of 2,885 of the 13,600 hectares comprising the Petaquilla concession.  It is possible that the future construction of dams within the watershed area could negatively affect the development of the Petaquilla Property.  In late April 2006, the Government of Panama indicated they will introduce legislation to repeal their earlier law on expanding the size of the Panama Canal Watershed, which includes the aforementioned overlap.  There is no guarantee such repeal legislation will ultimately be passed by the Government of Panama.

Title Matters

While we have diligently investigated title to all mineral exploration concessions and, to the best of our knowledge, title to such properties is in good standing, this should not be construed as a guarantee of title.

Conflicts of Interest

Certain of our directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of PTQ.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to PTQ, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

We maintain our accounts in Canadian dollars.  Our operations in Panama may make us subject to foreign currency fluctuations.  Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars and, as a result, foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.  We do not at present plan, nor do we plan in the future, to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

We have not generated cash flow from operations in the past and cash flow is not expected in the next few years to satisfy our operational requirements and cash commitments.  In the past, we have relied on sales of equity securities to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements and cash commitments.

We do not presently have sufficient financial resources to undertake all of our planned exploration and development programs.  The development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations on such properties.  Accordingly, in their report on the consolidated financial statements for the period ended January 31, 2006, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

In particular, although we have entered into an agreement whereby Teck Cominco Limited can earn 50% of our interest in the Ley Petaquilla Property, by funding the feasibility study and our capital costs, there is no assurance that Teck Cominco Limited will elect to participate or to continue to participate in such property, in which event we will be required to finance all future exploration and development, or seek another partner.  Pursuant to our agreement with Teck Cominco Limited, Teck Cominco Limited can, at any time prior to a property reaching "commercial" production, elect to abandon and surrender its interest in any property.

Requirements of Ley Petaquilla

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla"), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A.  Under the Ley Petaquilla, Minera Petaquilla, S.A. was required to begin mine development by May 2001; however, Minera Petaquilla, S.A. can defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest).  The Ley Petaquilla also requires Minera Petaquilla, S.A. to make a minimum investment of US $400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

PTQ, through our wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, PTQ has delivered a phased Mine Development Plan to the Government of Panama.  This phased Mine Development Plan was approved in September 2005. Refer also to “Item 4 – Information on our Company – A. History and Development of our Company”. This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to PTQ meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to PTQ meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of PTQ’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

iii)  Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, PTQ and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to PTQ and then to Teck at a price to be determined by Minnova. In the event that neither PTQ nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to PTQ and Teck.

Either PTQ or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, PTQ or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

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

If Minnova sells its interest, pursuant to the Shotgun Offer, PTQ shall pay Minnova 48% of the value of Minera Petaquilla.

If PTQ sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, PTQ shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and PTQ sells its interest, pursuant to the Shotgun Offer, PTQ shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Ley Petaquilla property.  In late April 2006, the Government of Panama indicated they will introduce legislation to repeal their earlier law on expanding the size of the Panama Canal Watershed, which includes the aforementioned overlap.  There is no guarantee such repeal legislation will ultimately be passed by the Government of Panama.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for PTQ, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the overall phased Ley Petaquilla Mine Development Plan was obtained in September 2005. The Molejon gold mineral deposit is part of the Ley Petaquilla concession lands. Transfer of title to PTQ of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

We intend to focus the first phase of the mine development plan on the Molejon gold deposit.  We have begun further exploration and development work with the view of moving toward completion of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Ley Petaquilla concession, and those within our wholly-owned properties surrounding the Ley Petaquilla concession.  Refer to “Item 4 - Information on Our Company - D. Property, Plant and Equipment” for further details on planned development activities.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

We have incurred net losses to date.  Our deficit as of January 31, 2006, was $51,558,632.  We have not yet had any revenue from the exploration activities on our properties.  The Molejon Property is our first property development activity.  Even if we undertake development activity on any of our properties, including the Molejon Property, we may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future.  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.  Recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of PTQ’s mineral deposits reach commercial production.

Limited Experience with Development-Stage Mining Operations

We have limited experience in placing resource properties into production and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that we will have available to us the necessary expertise when and if we place our resource properties into production.  There also exists significant risks on being successful at recruiting experienced employees or contractors to allow us to move forward in pursuing development-stage mining operations.

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

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond our control may affect the marketability of any substances discovered.  The prices of gold and copper have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold and copper is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the prices of gold and copper will be such that our properties can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently our only properties are located in Panama.  Consequently, we are subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Panama as a developing country may make it more difficult for us to obtain any required production financing for our properties from senior lending institutions.

Environmental and Other Regulatory Requirements

Our current or future operations, including development activities and commencement of production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on our various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Our potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities.  There can be no assurance, however, that all permits we may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project we might undertake.

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

Dividends

All of our available funds will be invested to finance the growth of our business and, therefore, investors cannot expect and should not anticipate receiving a dividend on our common shares in the foreseeable future.

Our Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

PTQ and our officers and directors are residents of countries other than the United States, and all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

ITEM 4.  INFORMATION ON OUR COMPANY

A.  History and Development of Our Company

Our company, Petaquilla Minerals Ltd., is a British Columbia company engaged in the acquisition, exploration, exploration management, development and sale of mineral properties.  PTQ was incorporated under the laws of the Province of British Columbia, Canada, on October 10, 1985, by registration of our Memorandum and Articles with the British Columbia Registrar of Companies.  We have seven subsidiaries.  Petaquilla Copper Ltd., a direct wholly-owned subsidiary, was incorporated in British Columbia on March 15, 2006.  Adrian Resources (BVI) Ltd., a direct wholly-owned British Virgin Islands subsidiary, owns all of the issued shares of Petaquilla Minerals, S.A., a Panamanian corporation, which holds title to certain of our exploration concessions in the Republic of Panama.  Georecursos Internacional, S.A., a Panamanian corporation and a wholly-owned subsidiary of Petaquilla Minerals, S.A., holds a 52% interest in the Petaquilla Property through our shareholding in Minera Petaquilla, S.A. (subject to Teck Cominco Limited's right to acquire 50% of such interest) and also holds certain other exploration concessions in the Republic of Panama.  Petaquilla Gold, S.A. is also a Panamanian corporation and a wholly-owned subsidiary of Petaquilla Minerals, S.A.  Petaquilla Gold, S.A. was formed on August 11, 2005, to hold the Molejon property interest and other potential gold deposits within the Ley Petaquilla Concession lands.  Compañìa Minera Belencillo, S.A., a Panamanian corporation, was created on September 21, 2005, in accordance with the agreement signed between Adrian Resources, S.A. and Madison Enterprises (Latin American), S.A.  PTQ owns 100% of Compañìa Minera Belencillo, S.A., which holds a 100% interest in Zone 2 of the Rio Belencillo Concession and 68.88% of Zone 1, subject to an option by Madison Enterprises (Latin American), S.A. to earn a 31.12% interest in Zone 1 of the Rio Belencillo Concession.  On May 7, 2005, PTQ entered into an option agreement with Gold Dragon Capital Management Ltd. (“Gold Dragon”) whereby Gold Dragon could earn a 100% interest in the concession lands by the expenditure of USD $500,000 over two years on mutually agreed upon property expenditures.

On October 12, 2004, we changed our name from Adrian Resources Ltd. to Petaquilla Minerals Ltd..  The name change was approved by our shareholders at our annual and extraordinary general meeting held on July 23, 2004.  On February 3, 2005, we changed the name of our subsidiary from Adrian Resources, S.A. to Petaquilla Minerals, S.A.

Our head office and principal office address is located at Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1K8, Canada.  Our telephone number is 604-694-0021.

Acquisition of the Petaquilla Property, Panama

We have a 52% interest in the Petaquilla Property, which interest is subject to the right of Teck Cominco Limited to acquire 50% of our interest, as more fully described under "Item 4 - Information on Our Company - D. Property, Plant and Equipment".

Financing Agreement with Teck Corporation

By agreement dated April 29, 1991, we entered into a financing agreement (the "Teck Agreement") with Teck Corporation (now Teck Cominco Limited) of Vancouver, British Columbia, under which we agreed to grant to Teck Cominco Limited the right to earn 50% of, among other things, our interest in the Petaquilla Property by funding our obligations with respect to exploration and development of such property.  Pursuant to the Teck Agreement, we are obligated to offer to enter into an agreement with Teck Cominco Limited on the same terms and conditions as contained in the Teck Agreement with respect to any mineral property interests acquired by us after the date of the Teck Agreement (each such acquired mineral property interest is a "Project").

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

It is our position that the Teck Agreement does not apply to other properties or interests held or acquired by us, either directly or indirectly, through our subsidiaries.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for PTQ, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the overall phased Ley Petaquilla Mine Development Plan was obtained in September 2005. The Molejon gold mineral deposit is part of the Ley Petaquilla concession lands. Transfer of title to PTQ of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

During the current fiscal year, PTQ incurred the following costs related to the Molejon gold deposit. These costs have been capitalized on our audited consolidated balance sheet as mineral property costs:

Trenching	$ 811,037
Administration support	352,250
Road	293,407
Engineering and geology	275,372
Camp costs	197,300
Assaying	167,434
Drilling	106,842
Permits and licences	81,097
Data management	59,825
Community service plan	45,205
$ 2,389,769

Mineral Properties - Other

We hold various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of PTQ’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying PTQ $1,152,400. This sum is payable in shares of Gold Dragon.

Directors and Officers of Our Company

Effective February 1, 2005, our Board of Directors consisted of Kenneth W. Morgan, Michael Levy, Patrick Downey, and Richard Fifer.  Our officers were Kenneth W. Morgan as Chief Financial Officer and Secretary, Michael Levy as President, and Richard Fifer as Chairman and Chief Executive Officer.  On March 23, 2005, Richard Fifer resigned as our Chairman and Chief Executive Officer.  Richard Fifer continues to serve in a non-executive role and maintains his position as a director of PTQ.  On April 1, 2005, Patrick Downey resigned as a director and on April 25, 2005, Marco Tejeira was appointed as a director of our company.  On July 5, 2005, John Purkis was also appointed as a director of our company.  At PTQ’s annual and special general meeting held on July 29, 2005, Richard Fifer, Michael Levy, Kenneth W. Morgan, John Purkis, and Marco Tejeira were reappointed as directors.  At the same meeting, Michael Levy was reappointed as President and Kenneth W. Morgan was reappointed as Chief Financial Officer and Secretary.  On December 13, 2005, John Purkis resigned as a director.  On January 18, 2006, Graham Scott replaced Kenneth W. Morgan in the role of Corporate Secretary with Kenneth W. Morgan retaining his roles as Chief Financial Officer and as a director.  On February 15, 2006, John Cook was appointed as a director.  On February 26, 2006, Kenneth W. Morgan resigned as Chief Financial Officer but continues to serve as a director.    On March 1, 2006, John S. Watt was appointed our Chief Financial Officer.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

During the current fiscal year, we have incurred $2,389,769 in Molejon property expenses that have been capitalized as mineral property costs. During the year ended January 31, 2002, we sold 4,950,690 shares we held in Hyperion Resources Ltd. for $116,955. We continue to hold 37,500 of such shares. On February 10, 2005, we sold 500,000 of our own shares on the Toronto Stock Exchange at a price of $0.65 per share. These shares were previously issued and reacquired by us some years ago pursuant to an issuer bid. Accordingly, there was no change to the number of shares issued and outstanding as a result of this sale. We will use the proceeds of the sale for general working capital purposes.

Current and Planned Capital Expenditures/Divestitures

We have either ongoing or anticipated significant capital expenditures or possible optioning of our property interests during the fiscal year ending January 31, 2007.  In relation to the planned exploration and development of the Molejon property, we anticipate having expenditures of approximately $15,000,000 to $20,000,000 during the fiscal year ending January 31, 2007.  However, this expenditure is subject to further analysis and to our ability to obtain financing.  There is no assurance that we will be successful in obtaining financing.

Public Takeover Offers

During the current and previous fiscal year, we have not received any public takeover offers from third parties nor have we made any such takeover offers.

B.  Business Overview

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Since our acquisition of an interest in the Petaquilla concession (the "Petaquilla Property") in Panama in 1992, our primary focus has been exploring and developing our Petaquilla Property and other mineral properties in the Republic of Panama.

We acquired our interests in the Petaquilla Property in 1992 and 1993 through two separate series of transactions more fully described under the heading "Item 4 - Information on Our Company - D. Property, Plant and Equipment".

Our principal operations in Panama are governed primarily by  Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla"), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A., a Panamanian corporation in which we have a 52% interest, covering approximately 136 square kilometers in north-central Panama.  In order to maintain the Petaquilla Property in good standing, Minera Petaquilla, S.A. must pay to the Government of Panama an annual rental fee of US $1.00 per hectare during the first five years of the concession, US $2.50 per hectare in the sixth to the tenth years of the concession and US $3.50 per hectare thereafter.  Initially, the annual rental was approximately US $13,600 payable by Minera Petaquilla, S.A. and funded pro rata by its shareholders.  The current annual rental is approximately US $34,000. The concession was granted for a 20-year term with up to two 20-year extensions permitted subject to the requirement to begin mine development and make a minimum investment described below.

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

Under the Ley Petaquilla, Minera Petaquilla, S.A. was required to begin mine development by May  2001.  However, Minera Petaquilla, S.A. was able to defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest).  Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, PTQ has delivered a phased Mine Development Plan to the Government of Panama.  This phased Mine Development Plan was approved in September 2005.  Refer also to “Item 3 – Key Information – D. Risk Factors”.  This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to PTQ meeting certain other development and operational conditions on an ongoing basis.  Terms of the land tenure have two additional 20 year terms that are also subject to PTQ meeting other ongoing development and operational conditions.  The Ley Petaquilla also requires Minera Petaquilla, S.A. to make a minimum investment of US $400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, we recorded  a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Organizational Structure

PETAQUILLA MINERALS LTD.
[B.C. corporation]
100%
ADRIAN RESOURCES (BVI) LTD.
[BVI corporation]
100%
PETAQUILLA MINERALS, S.A.
[Panama corporation]
100 %
PETAQUILLA COPPER LTD.
[B.C. corporation]
No assets at present – will become a new Public Company under a proposed Plan of Arrangement whereby the Ley Petaquilla Concession copper deposit assets will be held by Petaquilla Copper Ltd. and yet to be incorporated subsidiaries
100%
100 %
GEORECURSOS INTERNACIONAL, S.A.
[Panama corporation]
Teck Option to purchase 26% from PTQ
Petaquilla Other Lands
- non Ley Petaquilla Concession lands
- non Rio Belencillo Concession lands
- non Rio Petaquilla Concession lands
100 %
52 %
PETAQUILLA GOLD, S.A.
[Panama corporation – to hold the Molejon property interest + Other potential Gold deposits within the Ley Petaquilla Concession lands]
MINERA PETAQUILLA, S.A.
[Panama corporation]
COMPANIA MINERA BELENCILLO, S.A.
[Panama corporation]
- Rio Belencillo Concession lands
- Rio Petaquilla Concession lands
- Gold Dragon option agreement
100 %
LEY PETAQUILLA CONCESSION CONTRACT NO.9 LANDS
[Copper Deposits]

D.  Property, Plant and Equipment

All our properties except for the Ley Petaquilla are in the exploration stage only and are without a known body of commercial ore.  We have no producing properties and have not had any revenue from any mineral in the last three fiscal years.

Petaquilla Property, Panama

Introduction

We own, through our indirect share ownership in Minera Petaquilla, S.A., a 52% interest in the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, Teck Cominco Limited has the right to acquire 50% of our interest in the Petaquilla Property, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study, which has been completed, and the provision of all production financing.  See "Title" below for more details.

The Petaquilla Property contains a large copper-gold porphyry system as well as an epithermal gold deposit, both amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with one epithermal gold deposit.

In August 1994, Kilborn Engineering (Pacific) Ltd. ("Kilborn"), an independent consulting engineering firm, completed a preliminary feasibility study on the Petaquilla and Botija copper-gold deposits.  This preliminary feasibility study was updated by Kilborn in February 1995 and, collectively, the study and the update are referred to as the “Preliminary Study” (non-National Instrument 43-101 compliant).  The Preliminary Study recommended additional development of the Petaquilla and Botija deposits and preparation of a final feasibility study to assess the economic viability of the deposits as an open pit operation with a projected milling rate of 60,000 tonnes per day, based on estimated total diluted mineable reserves of 579 million tonnes grading 0.52% copper, 0.12 g/t gold and 0.014% molybdenite for a projected mine life of 26.4 years.  At this rate, an average 227 million recoverable pounds of copper, 52,000 recoverable ounces of gold and 4.8 million recoverable pounds of molybdenite were projected to be produced annually.  See "Preliminary Feasibility Study - Operating Plan" below.

In February 1996, Fluor Daniel Wright Ltd. ("FDW") completed a production scoping study (the "Scoping Study" - non-National Instrument 43-101 compliant) on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining scenario to be used.  The Scoping Study updated and consolidated mineral reserve information for the Botija, Petaquilla, Valle Grande and Molejon deposits.  Based on estimated measured and indicated diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, FDW concluded that the optimum throughput rate for open pit mining of these deposits was 120,000 tonnes per day for a projected mine life of 33.4 years.  FDW estimated that at this rate an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite would be produced annually.  See "Production Scoping Study - Operating Plan" below.

In January 1998, H.A. Simons Ltd. ("Simons"), on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" - non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.

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

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession.  The agreement provides for PTQ, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova as to 35.135% and 64.865% respectively.

Approval of the overall phased Ley Petaquilla Mine Development Plan was obtained in September 2005. The Molejon gold mineral deposit is part of the Ley Petaquilla concession lands. Transfer of title to PTQ of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

Our development focus is the first phase of the mine development plan on the Molejon gold deposit.  We have began further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.

During the coming months of calendar 2006, the shareholders of Minera Petaquilla, S.A. will revise and update the January 1998 Feasibility Study (the “1998 Feasibility Study”) completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

Calendar 2006 Ley Petaquilla Concession Copper Deposit Plans

Minera Petaquilla, S.A. is owned by PTQ and Inmet Mining Corporation (“Inmet”) as to 52% and 48% interests respectively;  Teck Cominco Ltd. (“Teck Cominco”) has the right to acquire 50% of PTQ’s interest by funding all of PTQ’s share of costs to commercial production.  The work required to revise and update the 1998 Feasibility Study will be funded by Teck Cominco, Inmet and PTQ, and the completion date for the revised study is expected to be September 30, 2006.

AMEC Americas Limited (“AMEC”) has been engaged to carry out this revision, which will include the following specific assessments:

•

Reviewing the truck and shovel fleet equipment selection, with a view to the utilization of larger equipment.

•

Reviewing the grinding circuit capacity to determine if a single grinding line would provide the capacity required for the 120,000 tpd throughput rate.

•

Reviewing the flotation equipment selection in light of the larger equipment currently available.

•

For any of the above revised approaches that appear technically feasible, to estimate their capital and operating cost impacts on the Project to the prefeasibility level (+/- 25% to +/-30%).

The 1998 Feasibility Study was prepared prior to the introduction of National Instrument 43-101, and refers to categories of reserves which are not the same as those contained in the current National Instrument.  The 1998 Feasibility Study refers to “measured and indicated mineable reserves”, which we believe are reliable and relevant.  PTQ is of the view that such categories are materially equivalent to “proven” and “probable” mineral reserves in the current National Instrument.

Building upon the Minera Petaquilla update referred to above, PTQ will finance 100% of the costs of a full National Instrument 43-101-compliant Feasibility Study on the Petaquilla Copper Project.  This effort will be carried out by PTQ in cooperation with our existing partners, Teck and Inmet, as well as with our new potential Chinese partner.

The collective goal of this effort is to assure that all relevant data required for project financing considerations are made available by the end of 2006.

Location, Access & Physiography

The Petaquilla Property is comprised of a mineral exploration and exploitation concession granted on February 26, 1997, as Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla") to Minera Petaquilla, S.A. covering approximately 136 square kilometers in north-central Panama.

The Petaquilla Property is located approximately 75 miles west of Panama City, 6 miles from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama.  Access to the Petaquilla Property, including the Molejon property, is primarily by helicopter.  PTQ is presently constructing a twelve kilometer dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site.  This road will replace a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work.  In addition, thirty kilometers of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network.  This road will also be upgraded to rural paved status as part of future ongoing development work.  The Petaquilla Property is at an elevation of approximately 500 to 825 feet above sea level and falls within the rainfall shadow of the continental divide.  The climate of the Petaquilla Property is characteristic of tropical rainforests. Precipitation is high throughout the year - up to three meters per annum.  The heaviest precipitation is evenly distributed from May to December and January to April are typically the driest months.

Property Location

Plant and Equipment

There is no underground or surface plant or equipment on the Petaquilla Property, other than the base camp erected in January 2005 to facilitate the exploration and development program being carried out on the Molejon gold deposit.

Title

Ley Petaquilla Property - Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, PTQ has delivered a phased Mine Development Plan to the Government of Panama.  This phased Mine Development Plan was approved in September 2005. Refer also to “Item 4 – Information on our Company – A. History and Development of our Company”.  This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to PTQ meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to PTQ meeting certain other ongoing development and operational conditions.

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

iii)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, PTQ and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.  Refer to D. Property, Plant and Equipment; Calendar 2006 Ley Petaquilla Concession Copper Deposit Plan.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to PTQ and then to Teck at a price to be determined by Minnova. In the event that neither PTQ nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to PTQ and Teck.

Either PTQ or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, PTQ or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

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

If Minnova sells its interest, pursuant to the Shotgun Offer, PTQ shall pay Minnova 48% of the value of Minera Petaquilla.

If PTQ sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, PTQ shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and PTQ sells its interest, pursuant to the Shotgun Offer, PTQ shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i)

 Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

 Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Ley Petaquilla property.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for PTQ, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the overall phased Ley Petaquilla Mine Development Plan was obtained in September 2005. The Molejon gold mineral deposit is part of the Ley Petaquilla concession lands. Transfer of title to PTQ of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

Mineral Properties – Other

PTQ holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of PTQ’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying PTQ $1,152,400. This sum is payable in shares of Gold Dragon.

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

No further development occurred until the concession which originally comprised the Petaquilla Property was granted to Georecursos Internacional, S.A. in August 1991.

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

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 32.4 line-miles of additional grid were cut and surveyed between April and July 1992.  A total field magnetic survey was carried out over all cross lines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 164 foot (50 meter) intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totaling 6,970 feet were drilled in August and September 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

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

Forty-five per cent of the 1994 drilling on the concession was directed at the Botija deposit.  Most of this was infill drilling in the West/Main zone and focused on upgrading the reserves to measured and indicated status.  Six successful drill holes in the Central zone, including hole B94-105 that intersected 236.5 meters of 0.59% copper and 0.11g/t gold, added new reserves to the deposit.  Three of these holes bottomed in mineralization due to faulted ground.  One step-out hole drilled in the East zone extended the mineralized zone to the east.

The Petaquilla deposit received 8,031 feet (2448.5 metres) of infill and stepout drilling in eight holes in 1994.  This drilling further defined reserves throughout the deposit.  Breccia bodies along the granodiorite-andesite contact have been noted as important controls for mineralization at this deposit, particularly in the Southwest zone.

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

To the end of 1995, a total of 506 drill holes (totaling 332,300 feet or 101,311 metres) had been completed on the Petaquilla Property's nine deposits (Petaquilla, Botija, Valle Grande, Molejon, Botija Abajo, Brazo, Nada, Faldalito and Cuatro Crestas) and various other mineral occurrences.  We had also completed prospecting and preliminary soil sampling on approximately 80% of the Petaquilla Property and ground magnetics surveying on approximately 70% of the Petaquilla Property by the end of 1995.

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

In December 2004, we resumed exploration and development of identified gold targets within the Minera Petaquilla S.A. project and, by January 2005, had a base camp established in preparation for a survey and trenching program.  The Molejon gold deposit was subsequently surveyed and trenched to better understand gold metallurgy and potential open pit configurations.  The topography of the Molejon property was mapped over a much wider area than previously and the information gathered will be used in the next phase of designing the planned open pit.  With respect to the trenching program, in excess of 5,000 metres of trenching was completed in 2005 with over 3,000 samples collected and assayed.  The trenching program allowed us to better analyze the metallurgy, particularly the gold mineralization, occurring at the surface. The results provided information used to define the placement of drill holes as we advance towards a feasibility study.

The first assay results received from the 2005 trenching program came from the initial test trenches on the Molejon Northwest Zone, an area which had never been tested with trenches before March 2005 although surface drilling in the 1990’s had indicated a near surface gold resource.  The assay results were notable and led our technical team to believe that drilling of the Northwest Zone could lead to an expansion of the gold reserves at Molejon.  Shortly thereafter, we received favourable trenching results suggesting good continuity of gold mineralization in the Molejon Northwest Zone as the trenching program exposed contiguous, in situ gold mineralization from within a metre of the surface in the Northwest zone.  As these trenching results had shown high-grade gold shoots existed within the Northwest Zone, we re-sampled a selection of low and high-grade intersections in order to confirm the initial results.  The second sampling duplicated the initial assay results from the first channel samples.

In June 2005, we continued to receive encouraging gold values from the trenching program and, by August 2005, we released another set of high grade trenching results including assays of over 100 gr/t.  The trenching in August revealed that grades in the Main Zone of Molejon were higher than previously indicated, the 244 Area of the Main Zone returned grades in excess of 100 gr/t, the Northwest Zone had been expanded and is now over 340 meters across, the Northwest Zone had returned grades in excess of 40 gr/t, the Central zone had returned grades in excess of 18 gr/t, and new areas of mineralization had been discovered within the original pit boundaries.

In January 2006, a 200-metre strike length of high-grade gold mineralization in the Central Zone was delineated during a follow-up trenching program on the Molejon gold deposit.  Overall, the trenching program resulted in a significant reinterpretation of the Molejon mineralization.

At the same time, we commenced a 16,400 foot or 5,000 metre 58-hole diamond drilling program on the Molejon gold deposit.  The 2006 program is primarily designed to provide in-fill and extension drilling on the southern part of the deposit, to assist in the completion of a feasibility study and to confirm the location of the starter pit.  The 58-hole diamond drilling program will bring the separation between existing drill holes down to 20 to 35 metres and step out drilling will be performed where trenching has identified new targets.  By mid-April 2006, we had the analytical results for the first 17 holes and continue to receive encouraging results with the majority of core holes intercepting shallow, continuous gold mineralization.

The following charts detail assay results provided by ALS Chemex for the first 17 holes of the 2006 58-hole drilling program:

Hole MO-06-01 January 29, 2006

From (m)	To (m)	Lithology	Recovery (%)	Au (g/tonne)

0.00	1.50	QZBX	100	15.25
1.50	3.00	QZBX	87	14.4
3.00	4.50	QZBX	100	69.9
4.50	6.00	QZBX	100	65.1
6.00	7.00	QZBX	95	23.32
7.00	8.50	QZBX	90	3.73
8.50	10.00	QZBX	75	0.38
10.00	11.50	QZBX	75	0.34
11.50	13.00	QZBX	70	0.28
13.00	14.50	QZBX	100	0.14
14.50	16.00	QZBX	90	0.18
16.00	17.50	QZBX	60	0.3
17.50	19.00	QZBX	32	0.79
19.00	20.50	QZBX	45	0.55
20.50	22.00	QZBX	22	0.3
22.00	23.50	QZBX	80	0.17
23.50	25.00	QZBX	45	0.3
25.00	26.50	ANAG	80	<.05

Hole MO-06-02 January 30, 2006

From (m)	To (m)	Lithology	Recovery (%)	Au (g/tonne)

1.50	3.00	ALM	100	0.38
3.00	4.50	SA	75	0.5
4.50	5.50	SA	90	0.31
5.50	7.00	FQPO	96	2.06	Mineralized
7.00	8.50	FQPO	100	0.67
8.50	10.00	FQPO	90	0.59
10.00	11.50	FQPO	92	0.2
11.50	13.00	FQPO	98	1.84
14.50	16.00	FQPO	100	0.76
16.00	17.50	FQPO	88	0.66

17.50	19.00	FQPO	97	1.86	Mineralized
19.00	20.50	FQPO	93	2.11	Mineralized
20.50	22.00	FQPO	86	9.02	Mineralized
22.00	23.50	QZBX	96	3.6	Mineralized
23.50	25.00	QZBX	82	16.05	Mineralized
25.00	26.50	QZBX	65	0.65
26.50	28.00	ANTF	86	<.05
28.00	29.50	ANTF	85	<.05
29.50	31.00	ANTF	81	0.23
31.00	32.50	FQPO	100	<.05
32.50	34.00	FQPO	100	0.29
34.00	35.50	FQPO	92	0.38
35.50	37.00	FQPO	82	0.37
37.00	38.50	FQPO	76	0.12
38.50	40.00	FQPO	90	0.3
40.00	41.50	FQPO	90	1.34
41.50	43.00	FQPO	90	0.22
43.00	44.50	FQPO	90	0.12
44.50	46.00	FQPO	88	0.74
46.00	47.50	FQPO	96	<.05
47.50	49.00	FQPO	99	<.05
49.00	50.50	FQPO	93	0.08
50.50	52.00	FQPO	88	0.05
52.00	53.50	FQPO	89	0.35
53.50	55.00	FQPO	88	<.05
55.00	56.50	FQPO	78	<.05
56.50	58.00	FQPO	70	<.05
58.00	59.50	FQPO	78	<.05
59.50	61.00	FQPO	82	<.05
61.00	62.50	FQPO	96	<.05
62.50	64.00	FQPO	94	0.06

Hole MO-06-02 January 30, 2006

From (m)	To (m)	Lithology	Recovery (%)	Au (g/tonne)

64.00	65.50	FQPO	90	<.05
65.50	67.00	FQPO	96	<.05
67.00	68.50	FQPO	100	0.08
68.50	70.00	FQPO	91	0.3
70.00	71.50	FQPO	93	0.45
71.50	73.00	FQPO	86	4.63	Mineralized
73.00	74.50	QZBX	85	1.38	Mineralized
74.50	76.00	QZBX	75	9.1	Mineralized
76.00	77.50	QZBX	93	6.75	Mineralized
77.50	79.00	QZBX	100	0.28
79.00	80.50	ANBR	75	1.09
80.50	82.00	ANBR	70	0.67
82.00	83.50	ANBR	80	1.25
83.50	85.00	ANPO	90	<.05
85.00	86.50	ANPO	96	<.05
86.50	88.00	ANPO	100	0.08
88.00	89.50	ANPO	100	0.77
89.50	91.00	QZBX	99	0.62
91.00	92.50	QZBX	90	0.16
92.50	94.00	QZBX	83	0.22

Legend for lithology abbreviations
ANAG	andesite agglomerate	FQPO	feldspar quartz porphyry
ALM	alluvium	ANBR	andesite breccia
SA	sapprolite	QZBX	quartz breccia

Hole Number	Interval (m)	Thickness (m)	Grade (g/tonne)	Host Rock

MO-06-03			Hole did not intersect significant mineralization
MO-06-04			Hole did not intersect significant mineralization
MO-06-05			Shallow hole did not have significant interceptions
MO-06-06			Hole did not intersect significant mineralization
MO-06-07	24.0 - 34.0	10	5.2	BRHM
MO-06-08	0.0 - 25.0	25	6.2	BRHM, FQPO
MO-06-09	6.0 -15.5	9.5	5.9	SAP, QZBX
MO-06-10	1.4 -10.0	8.6	5.5	QZBX, FSPO
MO-06-11	6.0 - 39.3	33.3	7.4	SAP, FQPO, QZBX
MO-06-12	25.9 - 52.0	26.1	5.6	QZBX, FSPO
MO-06-13	0.0 - 22.0	22	2.3	SAP, QZBX
MO-06-14	28.8 - 32.0	3.2	11.8	QV
MO-06-15	0.0 - 8.5	8.5	3.4	SAP, QZBX
MO-06-16	39.5 - 52.0	12.5	4.6	FQPO, ANFL, BR, FSPO
MO-06-17	0.0 - 9.0	9	3.9	SAP, QZBX

BRHM – Hematitic Breccia	SAP – Saprolite	QZBX – Quartz Breccia
FQPO – Feldspar – Quartz Porphyry	FSPO – Feldspar Porphyry	ANFL – Andesite Flow
BR - Breccia	QV – Quartz Vein

The results from the 2006 drilling program along with the results from the 1994-1995 drilling program are anticipated to be capable of providing a reliable basis for resource estimation and pit modelling.

In October 2005, we received a current National Instrument 43-101 compliant mineral resource estimate on the Molejon gold deposit from SRK Consulting (Canada) Inc. (“SRK”).  SRK estimates inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au. Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in the following table.

Table:  Mineral Resource Estimate at. 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut -Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

             (* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

SRK found the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (QA/QC) used during the exploration and delineation of the Molejon gold mineralization to be acceptable for resource estimation.

Based on the results of the resource estimate, SRK recommended that PTQ proceed with the planned infill drill program (program currently underway), use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results, and complete specific gravity and mineralogical testwork. Upon completion of this work, a re-estimation of resources is warranted in preparation for subsequent engineering studies. Additional metallurgical and geotechnical work is also recommended in preparation for future engineering work.

The October 2005 SRK report represents an increase of 35% over a pre-National Instrument 43-101 resource estimate of 7.8 million tones grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

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

The Petaquilla Property, or certain parts of it, have been the subject of a preliminary feasibility study by Kilborn completed in August 1994, a production scoping study by FDW completed in February 1996 and a final feasibility study by H.A. Simons Ltd. completed in January 1998, all of which are reviewed below.

Preliminary Feasibility Study – Ley Petaquilla Copper Deposit

In August 1994, Kilborn completed a preliminary feasibility study on exploiting the Petaquilla and Botija deposits on the Petaquilla Property for copper, gold and molybdenum sulphide.  This preliminary study was updated by Kilborn in March 1995 (collectively, the "Preliminary Study" – non-National Instrument 43-101 compliant).  In February 1996, FDW completed a scoping study (non-National Instrument 43-101 compliant) on the Petaquilla, Botija, Valle Grande and Molejon deposits which updated certain of the reserve estimates in the Preliminary Study (see "Production Scoping Study" below).  A final bankable feasibility (non-National Instrument 43-101 compliant) on the Petaquilla, Botija, Valle Grande and Molejon deposits was completed by Teck Cominco Limited on in January 1998.

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

Production Scoping Study – Ley Petaquilla Copper Deposit

In February 1996, FDW completed a scoping study (the "Scoping Study" – non-National Instrument 43-101 compliant) on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining plan to be implemented.  The following information is summarized from the Scoping Study and is based on preliminary information and analysis.  FDW's work was primarily focused on updating and consolidating ore reserve estimates and production schedule optimization.

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

Final Feasibility Study – Ley Petaquilla Copper Deposit

In January 1998, H.A. Simons Ltd. ("Simons") on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" – non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The following information is summarized from the Final Study.

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

Status of Project Financing

Under the Petaquilla Shareholders Agreement, Teck Cominco Limited may acquire 50% of our interest in Minera Petaquilla, S.A. (indirectly acquiring a 26% interest in the Petaquilla Property) by, among other things, funding all of our costs of placing the Petaquilla Property into production and all subsequent costs, or 52% of the total costs thereof.  The terms of these arrangements are described in detail under the heading "Title" above.  In the event that Teck Cominco Limited does not acquire an interest in the Petaquilla Property, we intend to finance our 52% share of the costs of placing the Petaquilla Property into production through equity financing and/or copper or gold loans.  There can be no assurance, however, that we will be able to obtain required financing either on acceptable terms or at all.

Please refer to Title for information on the Ley Petaquilla Copper Deposit financing and related work.

Doing Business in Panama

The following briefly summarizes our understanding of the economic and political climate in Panama based on research and information compiled by us from various sources which we believe to be reliable:

Democracy was restored in Panama in December 1989 following the invasion of Panama by the U.S. military.  In May 1994, Panama held its first democratic elections in almost 30 years, resulting in the election of Partido Revolucionario Democratico ("PRD") candidate, Dr. Ernesto Perez Balladares, as President of the Republic.  The next election was held in May 1999 and resulted in Mireya Moscoso, leader of the Arnulfista Party, becoming President of the Republic.

In the elections held May 2, 2004, Martin Torrijos won a clear victory as President gaining 47% of the votes and outdistancing his closest rival with 31%. President-elect Torrijos' party,  PRD, also performed strongly in legislative and local races held the same day.  Unlike the previous administration, President-elect Torrijos' party will hold a majority of Senate seats.

Martin Torrijos is the son of a famous Panamanian leader, General Omar Torrijos, who ruled from 1968 until he died in a plane crash in 1981.  General Torrijos won Panama control over the Panama canal from the United States and instituted land reform and populist social and economic developments. General Torrijos supported the development of a modern mining sector and had close links in the Province of Cocle in the area of the Petaquilla property. The General championed numerous social development initiatives in the area of Petaquilla including the founding of the village of Coclesito near the property.

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

We note that the comparative country risk rating for Panama by The Economist Intelligence Unit is in the mid-range, both globally and regionally, as follows:

	Country risk rating (A=least risky, E=most risky)	Country risk score (100=most risky)
Argentina	C	55
Bolivia	D	61
Brazil	C	45
Chile	B	24
Columbia	C	44
Costa Rica	C	44
Ecuador	D	66
Guatemala	C	57
Honduras	C	57
Mexico	C	43
Peru	C	43
Panama	C	47
Venezuela	D	61

		Source: The Economist Intelligence Unit April 2006 issue

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

The Code of Mineral Resources of the Republic of Panama has been subject to substantial modifications, among which the most important are Law No. 3 of January 28, 1988, and Law No. 32 of February 9, 1996.  The main purpose of such amendments was to simplify the procedure for filing the necessary petitions to obtain concessions, either for conducting mining exploration or mining extraction operations and property rights over the minerals extracted.  These amendments grant total exemption for import taxes and customs duties for all equipment, spare parts and materials used in the development of any type of mining operations and there are no export taxes on mineral production.

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

The foregoing laws of general application apply to our Panamanian mineral properties other than the Petaquilla Property which is governed primarily by the Ley Petaquilla.  See "Item 4 -  Information on Our Company - B. Business Overview".

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars and, as a result, foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to a significant extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  We do not currently have any producing properties and, with the exception of our Petaquilla Property which is the subject of a bankable final feasibility study, our current operations on our various properties are exploratory searches for mineable deposits of minerals.  We are hopeful the Molejon deposit development work will both expand the reserves and classify the reserves as proven mineral reserves.  However, there is no guarantee such results will be obtained.  During the fiscal year ended January 31, 2006, we were primarily engaged in the continued development of our Molejon Property in Panama.  As a result, our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control .  See "Item 3 -  Key Information - D. Risk Factors".  During the fiscal year ended January 31, 2002, we recorded a write-down of $32,628,433 in respect of our Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

Fiscal Year Ended January 31, 2006, Compared to Fiscal Year Ended January 31, 2005

We did not generate revenue from operations during the years ended January 31, 2006, and 2005.  Expenses for the year ended January 31, 2006, were $2,538,350, a substantial increase from $1,890,679 for the year ended January 31, 2005. The increase in expenses is primarily a response to our renewed interest in copper properties such as our Ley Petaquilla concession.  During the year, we commenced operations on the Molejon gold deposit, which contributed to increases in general and administrative costs.  Our largest cash outflow in the year ended January 31, 2006, was capitalized expenditures relating to our mineral properties of $2,197,611, as compared to $234,664 (expensed) in the prior year.  Stock-based compensation, a non-cash expense, decreased to $410,301 compared to $716,876 in the prior year, as a result of option grants during the year that have been deferred.

During the year ended January 31, 2006, we recorded a foreign exchange loss of $77,647 and interest income of $48,239. During the year ended January 31, 2005, we recorded interest income of $18,266, a gain on redemption of performance bond of $198,142, a write-down of property and equipment of $44,855 and an exchange loss of $79,147. In April 2004, we agreed with Madison Enterprises Corporation (“Madison”), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying us for lease costs of approximately $62,000 per year for four years for its former premises.

The net loss for the year ended January 31, 2006, was $2,567,758 or $0.05 per share (2005 – loss of  $1,798,273 or $0.04 per share; 2004 – loss of $811,190 or $0.02 per share).

Fiscal Year Ended January 31, 2005, Compared to Fiscal Year Ended January 31, 2004

We did not generate revenue from operations during the years ended January 31, 2005, and 2004.

Expenses for the year ended January 31, 2005, were $1,890,679, a substantial increase from $726,887 for the year ended January 31, 2004. The increase in expenses are primarily a response by our company to improving copper prices, which have caused renewed interest in copper properties such as our Petaquilla property. During the latter part of the previous fiscal year, we resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.  Our largest cash outflow in the year ended January 31, 2005, other than the increase in the performance bond, was a result of general and administrative expenses of $1,890,679. Stock-based compensation, a non-cash expense, increased to $716,876 compared to $242,469 in the prior year, as a result of option grants during the year and our company's adoption of fair value based accounting for all stock based compensation. Expenditures relating to resource properties during the year were $234,664, as compared to $33,910 in the prior year, due to a resumption of activity on the Molejon property during the year. We also received net proceeds of $424,200 from the issuance of capital stock compared to $2,043,947 in the previous year.   During the year ended January 31, 2004, our largest cash outflow was a result of general and administrative expenses of $726,887.

During the year ended January 31, 2005, we recorded a foreign exchange loss of $79,147, a gain on redemption of our performance bond of $198,142, a write-down of property and equipment of $44,855, and interest income of $18,266. During the year ended January 31, 2004, we recorded interest income of $57,964, and an exchange loss of $142,267. In April 2004, we agreed with Madison Enterprises Corporation ("Madison"), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying our company for lease costs of approximately $62,000 per year for four years for our former premises.

The net loss for the year ended January 31, 2005 was $1,798,273 or $0.04 per share as compared with a net loss for the year ended January 31, 2004 of $811,190 or $0.02 per share.

Fiscal Year Ended January 31, 2004, Compared to Fiscal Year Ended January 31, 2003

During the fiscal year ended January 31, 2004, we recorded interest income of $57,964, and a foreign exchange loss of $142,267.  During the fiscal year ended January 31, 2003, we recorded interest income of $71,363, a foreign exchange loss of $43,482 and a write-down of marketable securities of $11,685.

General and administrative expenses for the fiscal year ended January 31, 2004, were $726,887, up substantially from $230,298 for the fiscal year ended January 31, 2003.  The increase in expenses are primarily a response by us to improving copper prices, which have caused renewed interest in copper properties such as our Petaquilla Property. During the year, we resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.

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

The net loss for the fiscal year ended January 31, 2004, was $811,190 or $0.02 per share as compared with a net loss for the fiscal year ended January 31, 2003, of $214,102 or $0.01 per share.  We expect to incur a net operating loss for the fiscal year ended January 31, 2005.

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

Our mineral exploration activities have been funded through sales of common shares and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from our operations.  There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all.  See "Item 4 - Information on Our Company - D. Property, Plant and Equipment" above.  Based on our existing working capital, we expect to require additional financing for our currently held properties during the upcoming fiscal year.  Accordingly, there is substantial doubt about our ability to continue as a going concern.  We have not carried out debt financing nor have we made use of any financial instruments for hedging purposes.  We had no material commitments for capital expenditures at the end of our most recent fiscal year.

Mineral properties and marketable securities that were written down in the years ended January 31, 2002, and January 31, 2001, were written down when we decided there was little or no possibility of recovery from these properties. All expenses incurred during the fiscal year ended January 31, 2005, that were associated with our mineral properties were expensed during the period.  Our Management reviews annually the carrying value of our interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

At January 31, 2006, we had working capital of $8,689,060 (January 31, 2005 - $870,543). We recently raised funds from a private placement but will have to raise additional funds to meet our planned corporate and administrative expenses for the coming year and to undertake ongoing development and further exploration of the Molejon gold deposit.  Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of PTQ to continue as a going concern.

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

January 31, 2006, Compared to January 31, 2005

At January 31, 2006, our current assets totaled $9,240,156 compared to $973,594 at January 31, 2005.  The increase is primarily attributable to cash acquired from issuance of capital stock less general and administrative expenses incurred during the period.

At January 31, 2006, total liabilities were significantly higher at $551,096 compared to $103,051 as at January 31, 2005.

Working capital was $8,689,060 at January 31, 2006, as compared with working capital of $870,543 at January 31, 2005.  As at January 31, 2006, and January 31, 2005, we had no long-term debt.

At January 31, 2006, we had total assets of $12,807,172 as compared with $1,989,474 at January 31, 2005.  The increase is primarily a result of cash acquired from issuance of capital stock and mineral property costs less general and administrative expenses during the year.

Share capital as at January 31, 2006, and 2005 was $70,246,303 and $51,264,537, respectively.

Our largest cash outflows in the fiscal years ended January 31, 2006, and 2005 were due to general and administrative expenses of $2,538,350 and $1,890,679, respectively.

The most significant contribution to working capital in the year ended January 31, 2006, was the issuance of capital stock upon the exercise of stock options and warrants, which provided net proceeds of $2,358,942 and the equity financing provided proceeds of $8,933,334. The most significant contribution to working capital in the year ended January 31, 2005, was the issuance of capital stock upon the exercise of stock options and warrants.

In January 2006, we completed a non-brokered private placement and issued 9,965,670 units at a  price of $0.95 per unit, for gross proceeds of $9,467,387.  Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing.  The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. We paid finders’ fees of $534,053 for net proceeds of $8,933,334.

January 31, 2005, Compared to January 31, 2004

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

January 31, 2004, Compared to January 31, 2003

At January 31, 2004, our current assets totaled $1,934,090 compared to $271,542 at January 31, 2003.  The increase is primarily attributable to equity financing raised during the period.

At January 31, 2004, total liabilities were relatively constant at $ 126,941 compared to $128,246 as at January 31, 2003.

Working capital was $1,807,149 at January 31, 2003, as compared with working capital of $143,296 at January 31, 2003.  As at January 31, 2004, and January 31, 2003, we had no long-term debt.

At January 31, 2004, we had total assets of $2,670,561 as compared with $1,196,640 at January 31, 2003.  This increase is due to equity financing raised by Petaquilla Minerals.

Share capital as at January 31, 2004, and 2003 was $50,849,326 and $48,842,442, respectively.

Our largest cash outflows in the fiscal years ended January 31, 2004, and 2003 were due to general and administrative expenses of $726,887 and $230,298, respectively.

The most significant contribution to working capital in the year ended January 31, 2004, was the equity financing, which provided net proceeds of $2,043,947. The most significant contribution to working capital in the year ended January 31, 2003 was provided by interest income of $71,363.

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

In November 2003, we completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of PTQ at a price of $0.25 per share until November 18, 2005. We paid finder's fees of $100,000.

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

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had we presented our financial statements in accordance with U.S. GAAP, our losses would have increased in the fiscal year ended January 31, 2006 by $2,389,769.  They would have neither increased nor decreased for the fiscal years ended January 31, 2005, and 2004 and they would have increased by $127,800 for the fiscal year ended January 31, 2003, over that for 2002.

Under Canadian GAAP, the marketable securities held by us are recorded at the lower of cost and net realizable value. Under U.S. GAAP, the investments are classified as "available-for-sale" securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

Outlook

For the remainder of the fiscal year ending January 31, 2006, our activities will focus on the development of the Petaquilla Property.  Based on our existing working capital, we expect to require additional financing during the upcoming fiscal year.  We had no material commitments for capital expenditures at the end of our most recent fiscal year.

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

F.  Disclosure of Contractual Obligations

With respect to contractual obligations, we have one commitment relating to our leasehold obligation for our office premises, totaling $305,560 over five years ($61,112 per year).

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following information is about our directors and members of senior management, including names, business experience, offices held and principal business activities performed outside our company.

John Cook

Mr. Cook was appointed a director of our company on February 15, 2006.  Based in Sydney, Australia, he is an Equity Consultant with over 40 years of experience as an institutional and high net worth adviser, specializing in raising capital for mining companies.  He has held directorship positions for Inform Energy and Renewal Energy Company.

John S. Watt

Mr. Watt was appointed Chief Financial Officer of our company on March 1, 2006.  Mr. Watt, a Chartered Accountant (CA), has a background in financial management of mineral resource property development and an in-depth knowledge of corporate governance requirements.  Mr. Watt’s experience includes consulting services on the compliance for Sarbanes-Oxley Act controls and procedures as well as senior financial management to resource-based companies.

Kenneth Morgan

Mr. Morgan is a Chartered Accountant (CA) and a Certified Public Accountant (CPA) and has been a director since September 25, 2003.  He also served as our Chief Financial Officer for the period September 25, 2003, until February 26, 2006, and as our Secretary for the period December 13, 2004, until January 18, 2006.  Since July 2001, he has been President, Chief Executive Officer, and a director of Strategem Capital Corporation, a company that owns approximately 9.265% (as of May 3, 2006) of our outstanding shares.  From September 1999 to March 2001, he was the Chief Financial Officer of Image Power Inc.  He was previously a public accountant with the firm of Grant Thornton Chartered Accountants and is a member of the Institute of Chartered Accountants of BC and of the Washington State Board of Accountancy.  He holds a Bachelor of Commerce degree from the University of British Columbia.

Marco Tejeira

Mr. Tejeira was appointed a director of our company on April 25, 2005.  Mr. Tejeira is a Panamanian citizen residing in Panama, where he graduated in law from the University of Santa Maria La Antigua.  He is  a legal practitioner and senior partner in the Panamanian law firm of Grimaldo and Tejeira.  He has extensive commercial experience in the Americas.

Michael Levy

Mr. Levy was appointed a director on April 16, 2004, and as our President on December 13, 2004. He has been the Executive Vice-President of Custom House Global Foreign Exchange since 2000 and prior to that operated his own currency exchange company within the Lower Fraser Valley area of British Columbia.  He is also the founder, President, and Managing Director of Border Gold Corp.  Since 1989, Mr. Levy has also been a Financial Analyst on InvestorSpot TV and CKNW/98 Radio on the Corus Radio Network.  He regularly presents seminars to brokerages and financial institutions, business organizations, companies involved in cross-border trade, and precious metal investors, and he appears as guest host on the syndicated radio talk show, MoneyTalks.

Richard Fifer

Mr. Fifer is a Panamanian citizen and a U.S-trained geologist.  He has been a director from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present.  In addition, he acted as our Chief Executive Officer from December 14, 2004, to March 23, 2005.  Since 1994, he has been President of Geoinfo, S.A., a Panamanian company that provides GIS (mapping) technology and solutions.  He was Chairman and President of CODEMIN (the Panama state mining company) from January 1997 to January 2000.  Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador-at-large from March 2002 to September 2003.  He was also Governor of the Province of Cocle, Panama, from March 2002 to September 2003.  Mr. Fifer has a B.Sc. in Geological engineering and a M.A. in Finance from Tulane University.

B.

Compensation

During the fiscal year ended January 31, 2006, we paid cash compensation to our directors and officers as provided for herein. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2006, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

Effective February 1, 2005, we had three executive officers being Kenneth W. Morgan as Chief Financial Officer and Secretary, Michael Levy as President, and Richard Fifer as Chairman and Chief Executive Officer.  Richard Fifer acted as our Chairman and Chief Executive Officer from December 13, 2004, to March 23, 2005.  Kenneth W. Morgan acted as our Secretary until January 18, 2006, and as our Chief Financial Officer until February 26, 2006.  We currently have three executive officers being (a) Michael Levy, who was appointed as President on December 13, 2004, (b) Graham Scott, Corporate Secretary, who was appointed as Corporate Secretary on January 18, 2006, and (c) John S. Watt, who was appointed as Chief Financial Officer on March 1, 2006.

The following table sets forth all annual and long term compensation for services provided to us during the fiscal years ended January 31, 2006, 2005, and 2004 in respect of the individuals who were, at January 31, 2006, our executive officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Michael Levy President	2006 2005 2004	$21,600 nil nil	nil nil nil	nil nil nil	600,000 450,000 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Kenneth Morgan CFO	2006 2005 2004	$105,777 $91,680 $34,833	nil nil nil	nil nil nil	888,000 nil 450,000	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by us during the fiscal year ended January 31, 2006, to our executive officers:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted in Fiscal Year(2)	Exercise or Base Price ($/Security) (3)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Richard Fifer(4)	600,000(5) 175,000(5)	10.77% 3.14%	$0.50 $0.385	Nil Nil	July 11, 2010 August 23, 2010

Michael Levy	600,000	10.77%	$0.50	Nil	July 11, 2010

Ken Morgan	600,000 288,000	10.77% 5.17%	$0.50 $0.385	Nil Nil	July 11, 2010 August 23, 2010

(1)   These options are subject to regulatory and shareholder approval.

(2)  Percentage of all options granted during the fiscal year.

(3)  The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of our common shares on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of our share capital.  The stock options bearing an expiry date of July 11, 2010, vest over a period of 18 months.  The stock options bearing an expiry date of August 23, 2010, vested immediately upon the date of grant being August 23, 2005.

(4)

Mr. Fifer ceased to be an officer of the company on March 23, 2005.

(5)

Stock options granted after Mr. Fifer ceased to be an officer of the company.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2006, by our executive officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3), (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable

Richard Fifer (5)	171,800	$41,232	33,200	$26,892
			170,000	$105,400
			600,000	$324,000
			175,000	$114,625

Michael Levy	250,000	$173,400	200,000	$124,000
			600,000	$324,000

Kenneth W. Morgan	440,800	$166,092	9,200	$7,452
			600,000	$324,000
			288,000	$188,640

(1)  Number of our common shares acquired on the exercise of stock options.

(2)  Calculated using the closing price of our common shares on the date of exercise less the exercise price of the stock options.

(3)  The figures relate solely to stock options.

(4)  Value of unexercised in-the-money options calculated using the closing price of our common shares on the TSX on January 31, 2006, which was $1.04, less the exercise price of in-the-money stock options.

(5)  Mr. Fifer ceased to be an officer of the company on March 23, 2005.

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

The following table sets forth stock options granted by us during the fiscal year ended January 31, 2006, to our directors who are not also our executive officers:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted in Fiscal Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Marco Tejeira	225,000	4.04%	$0.50	Nil	April 21, 2010
	400,000	7.18%	$0.50	Nil	July 11, 2010

John Purkis(4)	100,000	1.79%	$0.50	Nil	April 21, 2010
	300,000	5.38%	$0.50	Nil	July 11, 2010

Percentage of all options granted during the fiscal year.

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of our common shares on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of our share capital.  Options vest immediately upon grant.

(1)

These options are subject to regulatory and shareholder approval.

(2)

Percentage of all options granted during the fiscal year.

(3)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of our common shares on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of our share capital.  Options vest immediately upon grant.

(4)

John Purkis was appointed as a director of our company on July 5, 2005, and resigned on December 15, 2005.

The following table sets forth details of all exercises of stock options during the fiscal year ended January 31, 2006, by our directors who are not also our executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3), (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable

Marco Tejeira	nil	nil	225,000	$121,500
			400,000	$216,000

John Purkis(5)	nil	nil	100,000	$54,000
			300,000	$162,000

(1)  Number of our common shares acquired on the exercise of stock options.

(2)  Calculated using the closing prices on the exercise date for a board lot of our common shares on the TSX.

(3)  The figures relate solely to stock options.

(4)  The closing price of our common shares on the TSX on January 31, 2006, was $1.04.

(5)  John Purkis was appointed as a director of our company on July 5, 2005, and resigned on December 13, 2005.

C.  Board Practices

The directors hold office for a term of one year or until our next annual general meeting, at which time all directors retire, and are eligible for re-election.  We nor any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

For the period December 7, 2004, to June 28, 2005, our audit committee was comprised of Patrick Downey, Richard Fifer, and Michael Levy.    Following Patrick Downey’s resignation on April 1, 2005, the audit committee consisted of Richard Fifer and Michael Levy.

For the period June 28, 2005, to September 13, 2005, our audit committee was comprised of Kenneth W. Morgan, Richard Fifer and Marco Tejeira with Kenneth W. Morgan appointed as Chairman of the Company’s Audit Committee.  On September 13, 2005, John Purkis replaced Richard Fifer as a member of the Audit Committee and remained a member of the committee until his resignation on December 13, 2005.

On March 7, 2006, the members of the Audit Committee became John Cook, Marco Tejeira, and Michael Levy.

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

In its current form our audit committee does not meet the requirements of certain provincial securities laws.  Part 3 of Multilateral Instrument 52-110 – Audit Committees requires, among other things, that each member of our audit committee be "independent".  Currently, two of the three members are considered to be “independent”.  According to this instrument, an executive officer of a company who also serves as a member of a company's audit committee is not considered independent.  Michael Levy  acts as our President and, as such, our audit committee does not comply with Multilateral Instrument 52-110.  We plan to change the composition of our audit committee so that it complies with Multilateral Instrument 52-110.

The audit committee operates pursuant to a charter adopted by the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

Our Compensation Committee is composed of all of the members of the board of directors with Michael Levy acting as Chairman.

Our Nominating and Corporate Governance Committee is also composed of all of the members of the board of directors with Michael Levy acting as Chairman.

Our Disclosure Committee is composed of Kenneth W. Morgan and Michael Levy with Michael Levy acting as Chairman.

D.  Employees

During the fiscal years ended January 31, 2006, 2005, 2004, we had an average of five employees in our Vancouver head office.  Since December 2005, we have had five people working out of our head office, twelve people working out of our Panama City office, eight people working out of our office in La Pintada, Panama, and approximately 100 casual laborers and drilling helpers working at our base camp near the Molejon gold deposit.  From 2004 to 2006, of the average of the five employees who worked for our company at our head office, two worked in management roles, one in a secretarial role, one in an accounting role, and one in an investor relations position.

Consultants

In January 2005, we retained the services of David J. Nowak (P.Geo.) of Nowak and Associates,  Burnaby, British Columbia, to review the Molejon Geological model in preparation for the 5,000 meter drilling program on the property that commenced in January 2006.

In January 2005, we retained the services of Dr. Margaret Venable (PhD. Geo.) to supervise the mapping and trenching programs on the property and to conduct detailed analyses of the Molejon gold mineralogy.

In October 2005, we contracted SRK Consulting (Canada) Inc. to complete a database audit, resource estimate and an encompassing National Instrument 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources.   The scope of the study was limited to the Molejon gold mineral agreement area which contains the Molejon gold mineral resources.

In January 2006, we retained the services of AquAeTer, Inc. to provide a Qualified Person, as defined by the Canadian Securities Administrators in National Instrument 43-101, to observe exploratory drilling at the Molejon Property.  Sean Muller, P.G., is the professional provided by AquAeTer, Inc. to provide these services.

E.  Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at May 3, 2006	Number of Common Shares Subject to Options or Warrants at May 3, 2006(1)	Beneficial Percentage Ownership(2)	Exercise Price	Expiry Date

Kenneth Morgan	9,200	600,000 options 288,000 options 175,000 options	0.013%	$0.50 $0.385 $1.05	July 11, 2010 August 23, 2010 February 1, 2011

Michael Levy	163,416	200,000 options 600,000 options 300,000 options 13,158 warrants	0.23%	$0.42 $0.50 $1.05 $1.20/(3) $1.44(3)	April 28, 2009 July 11, 2010 February 1, 2011 December 20, 2007

Richard Fifer	1,103,883	170,000 options 600,000 options 175,000 options 1,300,000 options	1.56%	$0.42 $0.50 $0.385 $1.05	April 28, 2009 July 11, 2010 August 23, 2010 February 1, 2011

Marco Tejeira	nil	225,000 options 400,000 options 150,000 options	n/a	$0.50 $0.50 $1.05	April 25, 2010 July 11, 2010 February 1, 2011

John Purkis	nil	100,000 options 300,000 options	n/a	$0.50 $0.50	April 25, 2010 July 11, 2010

(1)

These options are subject to regulatory and shareholder approval.  Subsequent to the year ended January 31, 2006, PTQ granted 2,930,000 stock options subject to regulatory and shareholder approval.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 3, 2006, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 70,709,153 common shares outstanding as of May 3, 2006.

(3)

One common share purchase warrant (two half warrants) entitles the holder thereof to purchase one share of common stock in the capital of the Company at a price of CDN$1.20 per share, if exercised on or before December 20, 2006, and at a price of CDN$1.44 per share if exercised after December 20, 2006, but before December 20, 2007.

On June 23, 1994, we adopted a stock option plan (the "Plan") which authorizes our board of directors to grant incentive stock options to our directors, officers and employees or our associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the TSX Exchange.  Under the terms of the Plan, the aggregate number of our common shares reserved for issuance under the Plan at any time may not exceed 4,950,968 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On July 24, 2002, our board of directors amended the Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

As at January 31, 2006, the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares of which 4,908,147 have been exercised, leaving 2,528,011 common shares available under the Plan.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant.  Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at May 3, 2006, beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held at May 3, 2006	Percentage of Common Shares Outstanding at May 3, 2006

Strategem Capital Corporation(1)	6,551,400	9.265%

(1)  Kenneth W. Morgan is the President and Chief Executive Officer of Strategem Capital Corporation.

Our major shareholder does not have different voting rights.  To our knowledge, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at May 3, 2006, there were 70,709,153 of our common shares issued and outstanding.  Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 137 registered holders of our common shares resident in the United States, holding an aggregate 9,177,695 common shares, including 8,530,607 shares held by Cede & Co.  This number represents approximately 12.065% of our  total issued and outstanding common shares as at May 3, 2006.  Based on our estimates, as at May 3, 2006, there were approximately 1178 beneficial holders of our common shares resident in the United States, holding an approximate aggregate 9,462,155 common shares.  This number represents approximately 13.4%  of our total issued and outstanding common shares as at May 3, 2006 and includes approximately 8,127,707 shares held by Cede & Co.  The total number of registered and beneficial holders of our common shares resident in the United States, therefore, is approximately 1,315 holders, approximately holding an aggregate 9,658,012 common shares. This number represents approximately 13.7% of our total issued and outstanding common shares as at May 3, 2006.

We do not know of any arrangements that may at subsequent date result in our change of control.

B.  Related Party Transactions

During the year ended January 31, 2006:

a)

The Company paid consulting fees of $114,559 (2005 - $96,780; 2004 - $34,833) to companies controlled by a director and a former director.

b)

The Company paid wages and benefits of $230,525 (2005 - $207,068; 2004 - $44,272) to directors and an officer.

c)

The Company paid rent expense of $Nil (2005 - $17,816; 2004 - $11,215) to a company controlled by a director and to a company related by virtue of former common directors.  The Company received $9,446 (2005 - $Nil; 2004 - $Nil) for rent charges from a company with a common director.

d)

The Company paid legal fees of $Nil (2005 - $21,433; 2004 - $108,037) to a law firm controlled by a former director, of which $Nil (2005 - $Nil; 2004 - $47,569) was recorded as share issue costs.

e)

The Company paid $61,749 (2005 - $Nil; 2004 - $Nil) for equipment and supplies to a company controlled by a director.

Included in accounts payable at January 31, 2006 is $1,241 (2005 - $36,458) due to directors, a former director, and to companies related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other than the above transactions, there were no material transactions in the fiscal year ended January 31, 2006, or proposed material transactions between us or any of our subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Petaquilla Minerals;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of PTQthat gives them significant influence over us, and close members of any such individual's family;

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

None of our officers or directors, or any associate of such person, was indebted at any time during the fiscal years ended January 31, 2006, 2005 or 2004.

C.  Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the fiscal year ended January 31, 2006, which contains an Independent Auditor's Report dated April 3, 2006, Consolidated Balance Sheets as at January 31, 2006, and 2005, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended January 31, 2006, 2005 and 2004, Consolidated Statements of Cash Flows for the Fiscal Years Ended January 31, 2006, 2005 and 2004 and Notes to the Consolidated Financial Statements.

B.  Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the six months preceding May 3, 2006, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2006	$2.49	$1.02
April	$2.49	$1.57
March	$1.93	$1.56
February	$1.80	$1.02
2005	$1.29	$0.37
January	$1.26	$1.00
December	$1.11	$0.95
November	$1.06	$0.92
Fourth Quarter (November 1, 2005 – January 31, 2006)	$1.26	$0.92
Third Quarter (August 1, 2005 – October 31, 2005)	$1.29	$0.38
Second Quarter (May 1, 2005 – July 31, 2005)	$0.59	$0.37
First Quarter (February 1, 2005 – April 30, 2005)	$0.71	$0.375
2004	$0.73	$0.34
Fourth Quarter (November 1, 2004 – January 31, 2005)	$0.73	$0.34
Third Quarter (August 1, 2004 – October 31, 2004)	$0.45	$0.38
Second Quarter (May 1, 2004 – July 31, 2004)	$0.44	$0.36
First Quarter (February 1, 2004 – April 30, 2004)	$0.75	$0.33
2003	$0.84	$0.06
2002	$0.30	$0.075

The closing price of our common shares on the Toronto Stock Exchange on May 3, 2006, was $2.30.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board (since April 13, 1999, and prior thereto on the Nasdaq Small Cap Market) for each of the six months preceding May 3, 2006, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2006	$2.20	$0.901
April	$2.20	$1.38
March	$1.698	$1.40
February	$1.59	$0.901
2005	$1.19	$0.30
January	$1.19	$0.88
December	$1.00	$0.815
November	$0.95	$0.76
Fourth Quarter (November 1, 2005 – January 31, 2006)	$1.19	$0.76
Third Quarter (August 1, 2005 – October 31, 2005)	$1.05	$0.30
Second Quarter (May 1, 2005 – July 31, 2005)	$0.51	$0.305
First Quarter (February 1, 2005 – April 30, 2005)	$0.57	$0.31
2004	$0.58	$0.24
Fourth Quarter (November 1, 2004 – January 31,2005)	$0.58	$0.27
Third Quarter (August 1, 2004 – October 31, 2004)	$0.37	$0.24
Second Quarter (May 1, 2004 – July 31, 2004)	$0.33	$0.24
First Quarter (February 1, 2004 – April 30, 2004)	$0.56	$0.24
2003	$0.635	$0.06
2002	$0.15	$0.0479

The closing price of our common shares on the Over The Counter Bulletin Board on May 3, 2006, was  $2.10.

B.  Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.  Markets

Our common shares traded on the Vancouver Stock Exchange from March 29, 1988, until August 21, 1998, when they were delisted from trading at our request.  Our common shares have traded on the Toronto Stock Exchange since January 28, 1994.  We trade our shares on the Toronto Stock Exchange under the trading symbol "PTQ". Our common shares traded on the Nasdaq Small Cap Market from February 5, 1996, until April 12, 1999, when they were delisted for failure to meet minimum bid requirements and began to trade on the Over The Counter Bulletin Board. We trade our shares on the Over The Counter Bulletin Board under the trading symbol "PTQMF".  We commenced trading on the Frankfurt Stock Exchange under the trading symbol “P7Z” on October 24, 2005.

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

B.  Memorandum and Articles of Association

We were incorporated on October 10, 1985, pursuant to the Company Act which has been replaced by the Business Corporations Act (British Columbia) (the "Act") and is registered with the Registrar of Companies for British Columbia under incorporation number 298967.  We are not limited in our objects and purposes.

With respect to our directors, our Articles provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with PTQ, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof.  This prohibition does not apply to:

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

Holders of our common shares are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of PTQupon our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by us nor any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by our constating documents.

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

There is no provision in our Articles that would have an effect of delaying, deferring or preventing our change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries) other than a shareholder rights plan adopted by our board of directors effective April 28, 1995, which authorized the issuance of one right in respect of each common share then outstanding and each common share issued subsequent to April 28, 1995.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of the common shares (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the board of directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire our common shares at an effective 50% discount from the then prevailing market price for our common shares.

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

Our management considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in PTQ by a person who is not a Canadian resident (a "non-Canadian").

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries.  Because our total assets are less than the $5 million notification threshold, and because our business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in PTQ by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

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

E.  Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, our management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of PTQin connection with carrying on a business in Canada (a "non-resident holder").

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

No dividends have ever been paid by the Company.

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

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of PTQwill be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of Petaquilla Minerals.

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

H.  Documents on Display

Any documents referred to in this Annual Report may be inspected at our head office, Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1K8, during normal business hours.

I.  Subsidiary Information

There is no information relating to our subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the Canadian dollar.  Based on our overall exchange rate risk as at January 31, 2006, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure.  We do not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective April 28, 1995, our board of directors adopted a shareholder rights plan and authorized the issuance of one right in respect of each common share of PTQthen outstanding and each common share issued subsequent to April 28, 1995.  The rights remain attached to and trade with the common shares and are evidenced by a legend endorsed on the share certificates.  The rights are not exercisable until the occurrence of certain designated events.  Upon the acquisition by a person or group of beneficial ownership of 20% or more of our common shares (other than through a Permitted Bid (as defined in the shareholder rights plan) or through a transaction which has been approved by the board of directors), the rights will separate from the common shares, share rights certificates will be issued, the rights will be transferable separately from the common shares, and will be exercisable, entitling the holders to acquire our common shares at an effective 50% discount from the then prevailing market price for our common shares.

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of January 31, 2006, an evaluation was carried out by our President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, our President and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by us in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended January 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We believe that the members of our audit committee and of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

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

Our Code of Business Conduct and Ethics is filed herewith with the Securities and Exchange Commission as Exhibit 11.A to this annual report. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Petaquilla Minerals Ltd., Suite 1820 - 701 West Georgia Street, Vancouver, BC, Canada, V7Y 1K8

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years ended January 31, 2006 ("Fiscal 2006") and 2005 ("Fiscal 2005") for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended January 31, 2006	Year Ended January 31, 2005
Audit Fees(1)	$20,000(4)	$23,700
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$3,000
All Other Fees	Nil	Nil
Totals	$20,000(4)	$26.700

(1)  "Audit Fees" represent fees for the audit of our annual financial statements..

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.

(3)  "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

(4)  Audit Fees for the Year Ended January 31, 2006, are estimated.

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

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 19 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS

(a)  Financial Statements

Description of Document

Cover Sheet
Management's Responsibility for Financial Reporting
Independent Auditor's Report dated April 5, 2006
Balance Sheets as at January 31, 2006, and 2005
Statements of Loss and Deficit for the Fiscal Years Ended January 31, 2006, 2005, and 2004
Statements of Cash Flows for the Fiscal Years Ended January 31, 2006, 2005, and 2004
Notes to the Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995, between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994, between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992, between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994, between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.C.

Share Purchase Agreement dated April 14, 1993, between Petaquilla Minerals, S.A., Almond Holdings S.A. and Georecursos Internacional, S.A. with respect to the acquisition of all of the issued and outstanding shares of Georecursos Internacional, S.A., as amended by First Amending Agreement dated June 7, 1993.

*4.D.	Financing Agreement dated April 29, 1991, between Petaquilla Minerals Ltd. and Teck Corporation
*4.E.	Anti-dilution Agreement dated July 7, 1993, between Petaquilla Minerals Ltd. and Almond Holding S.A.
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property, as amended
*4.H.	Heads of Agreement dated November 7, 1994, between Petaquilla Minerals Ltd., Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.M.	Feasibility Study dated August, 1994, and Update dated March, 1995 prepared by Kilborn Engineering (Pacific) Ltd.
*4.N.	Employment Agreements dated July 1, 1995, between Petaquilla Minerals Ltd. and Messrs. Idziszek, Stewart, Fifer and Mallo

*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.P.	Executive Summary from January 1998 Final Feasibility Study, prepared by H.A. Simons Ltd.
*4.Q.

Agreement dated November 25, 1999, between Petaquilla Minerals Ltd.,  Hyperion Resources Corp.,  Rhodes Mining NL and Ricdal Consultants Pty Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.

*4.R.	Agreement dated November 26, 1999, between Petaquilla Minerals Ltd. and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
8	Subsidiaries of Petaquilla Minerals Ltd.
11.A	Code of Ethics
12.A	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-26296).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 3rd day of May , 2006.

PETAQUILLA MINERALS LTD.

Per: /s/ Michael Levy_____

Michael Levy, President

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JANUARY 31, 2006

DAVIDSON & COMPANY LLP Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Petaquilla Minerals Ltd.

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. as at January 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended January 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated April 5, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

		2006	2005
ASSETS

Current
Cash and cash equivalents		$ 9,171,318	$ 891,548
Receivables		32,188	71,263
Prepaid expenses		36,650	10,783

Total current assets		9,240,156	973,594

Property and equipment (Note 5)		285,005	49,825
Mineral properties (Note 6)		2,389,769	-
Performance bond – restricted cash (Note 7)		892,242	966,055

		$ 12,807,172	$ 1,989,474

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$ 499,261	$ 51,973
Other accrued liabilities		51,835	51,078

Total current liabilities		551,096	103,051

Shareholders’ equity
Capital stock (Note 8)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
70,246,303	(2005 – 51,264,537) common shares	62,977,209	51,430,792
Contributed surplus (Note 8)		1,004,480	887,432
Deficit		(51,558,632)	(44,143,412)

		12,423,057	8,174,812
Treasury stock, at cost (Note 11)
Repurchased, not cancelled
44,200	(2005 – 1,660,200) common shares	(166,981)	(6,288,389)

		12,256,076	1,886,423

		$ 12,807,172	$ 1,989,474

Nature of operations (Note 1)

Commitments (Note 14)

Subsequent events (Note 18)

On behalf of the Board:

“Michael Levy”	Director	“Richard Fifer”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2006	2005	2004
EXPENSES
Accounting and legal	$ 266,967	$ 161,203	$ 98,850
Consulting fees	291,034	141,158	40,834
Depreciation	56,697	7,660	13,635
Filing fees	30,637	33,679	68,923
Investor relations and shareholder information	388,991	98,790	43,562
Office administration	257,859	81,173	34,810
Rent	80,520	88,939	31,645
Resource property costs	11,105	234,664	33,910
Stock-based compensation (Note 9)	410,301	716,876	242,469
Travel	346,332	83,398	12,566
Wages and benefits	397,907	243,139	105,683

Total expenses	(2,538,350)	(1,890,679)	(726,887)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(77,647)	(79,147)	(142,267)
Gain on redemption of performance bond (Note 7)	-	198,142	-
Interest income and amortization of discount on bond	48,239	18,266	57,964
Write-off of property and equipment (Note 5)	-	(44,855)	-

Loss for the year	(2,567,758)	(1,798,273)	(811,190)

Deficit, beginning of year	(44,143,412)	(42,345,139)	(41,533,949)

Loss on sale of treasury stock (Note 11)	(4,847,462)	-	-

Deficit, end of year	$(51,558,632)	$(44,143,412)	$(42,345,139)

Basic and diluted loss per common share	$ (0.05)	$ (0.04)	$ (0.02)

Weighted average number of common shares outstanding	56,115,596	50,370,747	36,153,757

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,567,758)	$ (1,798,273)	$ (811,190)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	-	(11,864)
Depreciation	56,697	7,660	13,635
Gain on redemption of performance bond	-	(198,142)	-
Stock-based compensation	410,301	716,876	242,469
Write-down of property and equipment	-	44,855	-
Foreign exchange loss on performance bond (Note 7)	73,813	69,005	110,914

Changes in non-cash working capital items:
(Increase) decrease in receivables	39,075	17,129	(53,896)
(Increase) decrease in prepaid expenses	(25,867)	(1,550)	5,789
(Decrease) increase in accounts payable and accrued liabilities	255,887	(23,890)	(1,305)

Net cash used in operating activities	(1,757,852)	(1,166,330)	(505,448)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock (Note 8)	11,826,329	424,200	2,098,350
Share issuance costs (Note 8)	(573,165)	-	(54,403)
Net proceeds from sale of treasury stock (Note 11)	1,273,946	-	-

Net cash provided by financing activities	12,527,110	424,200	2,043,947

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(291,877)	(59,635)	-
Investment in mineral properties	(2,197,611)	-	-
Proceeds from redemption of performance bond	-	891,908	-
Purchase of performance bond	-	(1,035,060)	-
Proceeds from reduction in performance bond	-	-	75,942

Net cash provided by (used in) investing activities	(2,489,488)	(202,787)	75,942

Change in cash and cash equivalents	8,279,770	(944,917)	1,614,441

Cash and cash equivalents, beginning of year	891,548	1,836,465	222,024

Cash and cash equivalents, end of year	$ 9,171,318	$ 891,548	$ 1,836,465

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

1.

NATURE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At  January 31, 2006, the Company has working capital of $8,689,060 (2005 - $870,543). During the year, the Company raised funds from a private placement but will have to raise additional funds to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation), and Petaquilla Gold, S.A. (a Panama corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

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

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on computer equipment, computer software, equipment, furniture and fixtures, office equipment and vehicles on the declining balance basis at rates varying between 20% and 50% per annum. Leasehold improvements are depreciated over the term of the lease.

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

During the year ended January 31, 2002, the Company wrote-off to operations its resource property costs related to the Ley Petaquilla property (Note 6). Accordingly, any subsequent resource property costs related to the Ley Petaquilla property have been expensed as incurred.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At January 31, 2006, 2005 and 2004, the total number of potentially dilutive shares excluded from loss per share was 11,014,035, 9,924,296 and 10,889,291 respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock. Any consideration paid by the option holders to purchase shares is credited to capital stock.

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

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (2005 - $Nil) and a market value of $15,375 (2005 - $37,419).

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

4.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	2006	2005
ASSETS

Current assets
Cash	$ 5,907	$ 13,674
Due from shareholders	-	6,324
Receivables	5,671	6,826
Prepaid expenses	2,357	-

	$ 13,935	$ 26,824

LIABILITIES
Current liabilities	$ 9,367	$ 3,561
Other liabilities	42,468	47,517

SHAREHOLDERS’ DEFICIENCY	(37,900)	(24,254)

	$ 13,935	$ 26,824

Cash flows provided by (used in):
Operating activities	$ (104,780)	$ (125,278)
Financing activities	97,154	104,108
Investing activities	-	-

The Company’s share of Minera Petaquilla’s income (loss) for the years ended January 31, 2006, 2005 and 2004 was $(108,074), $(95,051) and $2,913, respectively.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

5.

PROPERTY AND EQUIPMENT

		2006			2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 127,650	$ 22,329	$ 105,321	$ 12,530	$ 2,202	$ 10,328
Computer software	20,418	3,754	16,664	-	-	-
Equipment	74,173	15,045	59,128	15,384	2,308	13,076
Furniture and fixtures	23,375	4,330	19,045	10,780	1,078	9,702
Leasehold improvements	8,951	2,920	6,031	7,781	778	7,003
Office equipment	14,778	3,421	11,357	10,796	1,080	9,716
Vehicles	79,803	12,344	67,459	-	-	-

	$ 349,148	$ 64,143	$ 285,005	$ 57,271	$ 7,446	$ 49,825

During the 2005 fiscal year, the Company wrote-off to operations certain property and equipment with a net book value of $44,855.

6.

MINERAL PROPERTIES

Ley Petaquilla Property- Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the Company has delivered a phased Mine Development Plan to the Government of Panama which was approved in September 2005. Refer also to “Molejon Property – Panama”. This approval resulted in the extension of the land tenure for an initial 20 year period commencing on September 2005, subject to the Company meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to the Company meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

(i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

(ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

(iii)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, the Company and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

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

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

Teck’s interest in the concession shall terminate on the earlier of:

i)

    Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Ley Petaquilla property.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the phased Mine Development Plan was obtained in September 2005. Transfer of title to the Company of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

During the current fiscal year, the Company incurred the following costs related to the Molejon gold deposit. These costs have been capitalized on the Company’s audited consolidated balance sheet as mineral property costs:

Trenching	$ 811,037
Administration support	352,250
Road	293,407
Engineering and geology	275,372
Camp costs	197,300
Assaying	167,434
Drilling	106,842
Permits and licences	81,097
Data management	59,825
Community service plan	45,205
$ 2,389,769

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

6.

MINERAL PROPERTIES (cont’d…)

Mineral Properties - Other

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

7.

PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.  The Company has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $892,242 as at January 31, 2006 after recognizing a foreign exchange loss of $73,813 from the January 31, 2005 balance of $966,055.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2003	33,340,543	$48,842,442	$48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-

Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	51,430,792	887,432
Non-brokered private placement, net of finders’ fees (c)	9,965,670	8,933,334	-
Exercise of stock options	1,465,600	713,008	(241,690)
Exercise of warrants	7,550,496	1,939,187	(51,563)
Stock-based compensation	-	-	410,301
Share issuance costs	-	(39,112)	-

Balance as at January 31, 2006	70,246,303	$62,977,209	$1,004,480

a)  In September 2003, the Company completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consisted of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.25 per share until September 24, 2005. The Company paid finders’ fees of $125,000 and issued 300,000 finder’s fee warrants, with a value of $51,563, entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.   The fair value of these finders’ fee warrants of $51,563 was determined using the Black-Scholes option-pricing model using a risk-free interest rate of 3%, an expected life of 2 years, an annualized volatility of 140%, and a dividend rate of 0%.

b)

In November  2003, the Company completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consisted of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.25 per share until November 18, 2005. The Company paid finders’ fees of $100,000.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

c)   In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a  price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders’ fees of $534,053 for net proceeds of $8,933,334.

d)  Net proceeds from issuance of capital stock of $11,292,276 is comprised of $8,933,334 for the non-  brokered private placement and $2,358,942 being the cash proceeds from the exercise of stock options and warrants.

e)  The shareholders of the Company had adopted a shareholder rights plan (the “Plan”), creating the potential for substantial dilution of an acquirer’s position except with respect to a “permitted bid”.  The Plan had a ten-year term and expired on April 28, 2005.

The Company has adopted a new shareholder rights plan, subject to regulatory and shareholder approval. Under the new Plan, the Company will issue one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

9.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares of which 4,908,147 has been exercised, leaving 2,528,011 common shares available under the Plan.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at January 31, 2003	2,398,297	$ 0.15
Granted	1,180,000	0.23
Exercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	5,573,000	0.53
Exercised	(1,465,600)	0.32
Expired	-	-
Forfeited	(450,000)	0.42

Balance at January 31, 2006	6,031,200	$ 0.53
Number of stock options exercisable	1,520,300	$ 0.50

The weighted average fair value of stock options granted during the year ended January 31, 2006 was $0.29 (2005 - $0.32; 2004 - $0.21) per option.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

9.

STOCK OPTIONS  (cont’d…)

As at January 31, 2006, the following stock options were outstanding as follows:

Number of Shares
Granted	Subject to Shareholder Approval (a)	Presently Authorized Under Stock Option Plan	Exercise Price	Expiry Date

250,000	-	250,000	$ 0.50	September 21, 2007
42,400	-	42,400	0.23	September 24, 2008
370,000	-	370,000	0.42	April 28, 2009
135,000	-	135,000	0.50	January 10, 2010
1,075,000	325,000	750,000	0.50	April 21, 2010
2,760,800	2,500,000	260,800	0.50	July 11, 2010
463,000	463,000	-	0.385	August 23, 2010
150,000	-	150,000	0.50	September 13, 2010
385,000	-	385,000	0.62	October 5, 2010
200,000	200,000	-	1.00	December 31, 2010
200,000	200,000	-	1.00	December 31, 2010
6,031,200	3,688,000	2,343,200

(a)

Certain options, while granted by the board of directors, are subject to shareholder approval since they are in excess of the maximum number of shares reserved for issuance under the Company’s stock option plan.

Total stock options granted during the year ended January 31, 2006 are 5,573,000 (2005 – 2,770,000; 2004 – 1,180,000).  As described above, certain options granted are subject to shareholder approval and are not considered vested and exercisable for the purposes of recognizing stock-based compensation. Total stock-based compensation recognized for the fair value of stock options vested during the current fiscal year was $410,301 (2005 - $716,876; 2004 – $242,469) which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

Subsequent to January 31, 2006, an additional 2,930,000 stock options were granted subject to regulatory and shareholder approval.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

9.

STOCK OPTIONS  (cont’d…)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31, 2006	Year Ended January 31, 2005	Year Ended January 31, 2004
Risk-free interest	3.34 – 4.20%	3.79%	3.86%
Expected dividend yield	-	-	-
Expected stock price volatility	47% - 65%	87%	140%
Expected option life in years	2 - 5 years	5 years	5 years

10.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2003	-	$ -

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	(249,498)	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	0.25

Issued	4,982,835	1.20/1.44
Exercised	(7,550,496)	0.25
Expired	-	-

Balance at January 31, 2006	4,982,835	$ 1.20/1.44

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

10.

SHARE PURCHASE WARRANTS (cont’d…)

As at January 31, 2006, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,028,930	$ 1.20	December 19, 2006
	then at $ 1.44	December 19, 2007
185,000	$ 1.20	December 22, 2006
	then at $ 1.44	December 22, 2007
768,905	$ 1.20	January 6, 2007
	then at $ 1.44	January 6, 2008
4,982,835

These warrants will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

11.

TREASURY STOCK

During the current year, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit in the current year.

12.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2006:

b)

The Company paid consulting fees of $114,559 (2005 - $96,780; 2004 - $34,833) to companies controlled by a director and a former director.

c)

The Company paid wages and benefits of $230,525 (2005 - $207,068; 2004 - $44,272) to directors and an officer.

d)

The Company paid rent expense of $Nil (2005 - $17,816; 2004 - $11,215) to a company controlled by a director and to a company related by virtue of former common directors.  The Company received $9,446 (2005 - $Nil; 2004 - $Nil) for rent charges from a company with a common director.

e)

The Company paid legal fees of $Nil (2005 - $21,433; 2004 - $108,037) to a law firm controlled by a former director, of which $Nil (2005 - $Nil; 2004 - $47,569) was recorded as share issue costs.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

12.

RELATED PARTY TRANSACTIONS (cont’d…)

e)

The Company paid $61,749 (2005 - $Nil; 2004 - $Nil) for equipment and supplies to a company controlled by a director.

Included in accounts payable at January 31, 2006 is $1,241 (2005 - $36,458) due to directors, a former director, and to companies related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.

INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2006	2005	2004

Statutory tax rate	34.7%	35.6%	37.6%

Loss for the year	$(2,567,758)	$(1,798,273)	$(811,190)

Expected income tax recovery	892,168	$640,185	$305,007
Permanent and other differences	(117,045)	(307,836)	(91,172)
Differences in foreign tax rates	(14,107)	(4,558)	(12,305)
Losses for which an income tax benefit has not been recognized	(761,016)	(327,791)	(201,530)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets
Non-capital and other loss carry-forwards	$ 1,409,133	$ 1,069,362
Equipment and exploration properties	247,380	247,218
Investments	-	2,587,307
Share issuance costs	156,445	4,852

Total future income tax assets	1,812,958	3,908,739
Valuation allowance	(1,812,958)	(3,908,739)

Net future income tax assets	$ -	$ -

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

13.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $3,200,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire up to 2016.  Subject to certain restrictions, the Company also has approximately $211,000 of resource expenditures available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama.    The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

14.

COMMITMENTS

During the year ended January 31, 2005, the Company entered into a five-year lease for office premises at an estimated annual cost of $63,176 commencing June 2004. The Company also entered into a 45-month lease for additional office premises at an estimated annual cost of $29,434 commencing on September 1, 2005.

Subsequent to January 31, 2006, the Company entered into a five-year lease for office premises at an estimated annual cost of  $61,112 commencing September 1, 2006. Cancellation of the above two previous lease obligations was obtained effective May 15, 2006.

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

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

16.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties.  Details of geographic information are as follows:

2006	Canada	Panama	Total

Interest income	$ 48,239	$ -	$ 48,239

Property and equipment	$ 45,970	$ 239,035	$ 285,005
Mineral properties	-	2,389,769	2,389,769

2005	Canada	Panama	Total

Interest income	$ 17,956	$ 310	$ 18,266

Property and equipment	$ 30,782	$ 19,043	$ 49,825

2004	Canada	Panama	Total

Interest income	$ 12,373	$ 45,591	$ 57,964

Property and equipment	$ 42,705	$ -	$ 42,705

17.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Non-cash financing activities
Finder’s fee warrants	$ -	$ -	$ 51,563
Share issue costs	-	-	(51,563)

Non-cash investing activities
Mineral property costs incurred through payables	192,158	-	-

	2006	2005

Cash and cash equivalents consist of:
Cash	$ 1,420,258	$ 891,548
Term deposits	7,751,060	-

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

18.

SUBSEQUENT EVENTS

Subsequent to January 31, 2006:

a)

The Company issued 346,300 shares on the exercise of stock options for proceeds of $170,666.

b)

The Company granted 2,930,000 stock options subject to regulatory and shareholder approval.

19.

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

Loss for the year

	2006	2005	2004

Loss for the year - Canadian GAAP	$ (2,567,758)	$ (1,798,273)	$ (811,190)
Mineral properties expensed under U.S. GAAP (a)	(2,389,769)	-	-
Loss for the year - U.S. GAAP	(4,957,527)	(1,798,273)	(811,190)
Holding gains (losses) on marketable securities (b)	(22,044)	(7,587)	45,006

Comprehensive loss - U.S. GAAP	$ (4,979,571)	$ (1,805,860)	$ (766,184)

Basic and diluted loss per share - U.S. GAAP	$ (0.09)	$ (0.04)	$ (0.02)

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2006	2005

Current assets
Current assets - Canadian GAAP	$ 9,240,156	$ 973,594
Cumulative adjustments:
Holding gains on marketable securities (b)	15,375	37,419

Current assets - U.S. GAAP	$ 9,255,531	$ 1,011,013

	2006	2005

Mineral properties
Mineral properties - Canadian GAAP	$ 2,389,769	$ -
Mineral properties expensed under U.S. GAAP (a)	(2,389,769)	-

Mineral properties - U.S. GAAP	$ -	$ -

	2006	2005

Shareholders’ equity

Shareholders’ equity - Canadian GAAP	$ 12,256,076	$ 1,886,423
Cumulative adjustments:
Mineral properties (a)	(2,389,769)	-
Holding gains on marketable securities (b)	15,375	37,419

Shareholders’ equity - U.S. GAAP	$ 9,881,682	$ 1,923,842

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2006	2005	2004

Statement of Cash Flows

Cash flows from operating activities - Canadian GAAP	$ (1,757,852)	$ (505,448)	$ (57,045)
Expenditures on mineral properties	(2,197,611)	-	-
Cash flows from operating activities - U.S. GAAP	$ (3,955,463)	$ (505,448)	$ (57,045)

Cash flows from investing activities - Canadian GAAP	$ (2,489,488)	$ (202,787)	$ 75,942
Expenditures on mineral properties	2,197,611	-	-
Cash flows from investing activities - U.S. GAAP	$ (291,877)	$ (202,787)	$ 75,942

a)

Mineral properties and deferred costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties is measured periodically for recoverability of carrying values.

b)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and quoted market value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

c)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company elected for the year ended January 31, 2004 and subsequent years to account for stock-based compensation using SFAS 123 on a prospective basis. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Stock-based compensation (cont’d…)

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method (Note 2). Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended January 31, 2006, 2005 and 2004.

d)

Recent accounting pronouncements

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

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

Recent accounting pronouncements (cont’d…)

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations

Exhibit 8

Subsidiaries of Petaquilla Minerals Ltd.

The following is a list of our subsidiaries, ownership percentages, and the jurisdictions of incorporation or organization of each as of May 3, 2006.  Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization

Petaquilla Copper Ltd. (100%)	British Columbia
Adrian Resources (BVI) Ltd. (100%)	British Virgin Islands
Petaquilla Minerals, S.A. (100%)	Panama
Petaquilla Gold, S.A. (100%)	Panama
Compania Minera Belencillo, S.A. (100%)	Panama
Georecursos Internacional, S.A. (100%)	Panama
Minera Petaquilla, S.A. (52%)	Panama

Exhibit 11.A

PETATQUILLA MINERALS LTD.

CORPORATE GOVERNANCE
POLICIES

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors of Petaquilla Minerals Ltd. (the "Board"), upon the recommendation of its Nominating and Corporate Governance Committee (the "NCG"), has developed these Corporate Governance Guidelines (the "Guidelines") to promote the effective functioning of the Board and its committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities.  These guidelines should be interpreted in accordance with any requirement imposed by applicable laws, rules or regulation, the Toronto Stock Exchange ("TSX"), and NASD, as well as the Articles of Incorporation and bylaws of Petaquilla Minerals Ltd.  The Board may review and amend these guidelines from time to time.

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

Directors are elected annually by Petaquilla Minerals Ltd.'s shareholders or, if applicable, at a special meeting of shareholders.  In the case of a vacancy in the office of a Director (including a vacancy created by an increase in the size of the Board of Directors), the NCG shall recommend to the Board of Directors an individual to fill such vacancy either through appointment by the Board of Directors or through election by shareholders.  Any Directors appointed by the Board will serve only until the next annual meeting unless re-elected by the shareholders at that time.

At least annually, the Board will evaluate all relationships between Petaquilla Minerals Ltd. and each Director in light of relevant facts and circumstances for the purposes of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such Director's ability to satisfy his or her responsibilities as an unrelated and independent Director, as such terms are used by applicable TSX and NASD rules and other applicable legislation.  At least a majority of the members of the Board shall meet the requirements of being both "unrelated" for the purposes of compliance with TSX corporate governance guidelines and "independent" for the purposes of complying with the standards of the NASD.

(c)

Director Orientation

The NCG will establish an orientation and education program for new directors, including providing background materials on Petaquilla Minerals Ltd. and its business.  The NCG will also establish a continuing education program for all directors on matters relevant to Petaquilla Minerals Ltd. and its business.

2.  FUNCTIONING OF THE BOARD

(a)

Number and Schedule of Meetings

The Board meets at least once each calendar quarter and following the annual meeting of Shareholders of Petaquilla Minerals Ltd.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Petaquilla Minerals Ltd. faces from time to time.

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

(d)

Attendance

Directors should make reasonable efforts to attend all meetings of the Board of Directors and of all Board committees upon which they serve.  Although the Board recognizes that, on occasion, circumstances may prevent directors from attending meetings, directors are expected to ensure that other commitments do not materially interfere with the performance of their duties.  Subject to extenuating circumstances (such as illness, for example), directors are expected to participate in a minimum of 66% of regularly scheduled Board and committee meetings.  Directors should also make reasonable efforts to attend the annual meeting of shareholders of Petaquilla Minerals Ltd.

(e)

Independent Director Sessions

The Board of Directors of Petaquilla Minerals Ltd. will schedule regular independent director sessions (incamera) at least quarterly at which the non-management directors (i.e. directors who are not Petaquilla Minerals Ltd. officers, or those who have a material relationship with an Petaquilla Minerals Ltd. officer) meet separately.  The Lead Director will preside at each session of the independent directors.

(f)

Access to Management and Advisors

Petaquilla Minerals Ltd. will provide directors with complete access to the management of Petaquilla Minerals Ltd.  The Board of Directors and Board committees have the right to consult and retain independent legal and other advisors at the expense of Petaquilla Minerals Ltd.  The Board, and each committee thereof, shall have the authority to request that any officer or employee of Petaquilla Minerals Ltd., Petaquilla Minerals Ltd.'s outside legal counsel, Petaquilla Minerals Ltd.'s independent auditor or any other professional retained by Petaquilla Minerals Ltd. to render advice to Petaquilla Minerals Ltd., attend a meeting of the Board, or such committee, or meet with any members of or advisors to the Board.  Directors are entitled to reasonably rely on advice from outside advisors such as lawyers, accountants, engineers or other persons whose profession lends credibility to a statement by such person.  Directors should assess the qualifications of any such advisors and the processes such advisors use to reach their decisions and recommendations.

(g)

Board Leadership

The Board reserves the right to determine, from time to time, how to configure the leadership of the Board and Petaquilla Minerals Ltd. in the way that best serves Petaquilla Minerals Ltd.

3.  DIRECTOR RESPONSIBILITIES

(a)

Management Oversight

The Board is responsible for supervising the management of the business and affairs of Petaquilla Minerals Ltd.  The Board has delegated the power to manage the everyday business and affairs of Petaquilla Minerals Ltd. to the officers of Petaquilla Minerals Ltd.  The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer or other members of management.

(b)

Duties

Directors should exercise their business judgment to act in what they reasonably believe to be in the best interests of Petaquilla Minerals Ltd. in a manner consistent with their fiduciary duties.  In particular, directors are required to act honestly and in good faith, with a view to the best interests of Petaquilla Minerals Ltd. and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(c)

Contact with Analysts, Investors and the Media

Directors, officers and employees who are not authorized spokespersons must not communicate information regarding Petaquilla Minerals Ltd. to the investment community, the media or others, unless specifically requested to do so by an authorized spokesperson.  Directors, officers and employees receiving inquiries from analysts, investors, the media or others should refer them to the Chief Executive Officer or another authorized spokesperson.

(d)

Conduct and Ethics Standards for Directors

Petaquilla Minerals Ltd. has adopted a Code of Business Conduct and Ethics.  Management and Directors are required to comply with such Code.

4.  COMMITTEES OF THE BOARD

The Board may establish such committees as it deems appropriate and delegate to such committees such authority permitted by applicable law, Petaquilla Minerals Ltd.'s articles and its by-laws as the Board sees fit.  The committees will operate in accordance with applicable law, their respective mandates as adopted and amended from time to time by the Board, and the applicable rules of applicable securities regulatory authorities and stock exchanges.

Currently, the Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee.  Each of these standing committees has a written charter that sets forth the responsibilities of such committee and the qualifications for committee membership.

5.  COMPENSATION

The Compensation Committee will make recommendations to the full Board of Directors relating to compensation of the members of the Board.  Petaquilla Minerals Ltd. recognizes that it is important to set director compensation at an appropriate level so that it does not compromise any director's independence and Directors' compensation will be determined based on this principle.  The form and amount of Director compensation will be reviewed periodically, but at least annually, by the Compensation Committee, which shall make recommendations to the Board based on such review.  The Board shall retain the ultimate authority to determine the form and amount of Director compensation.

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

7.  MISCELLANEOUS

These guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the Directors of Petaquilla Minerals Ltd. under applicable law and/or the Petaquilla Minerals Ltd.'s articles and/or its by-laws.  Although these corporate governance guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change.  In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist, will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified.  In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.

CODE OF BUSINESS CONDUCT AND ETHICS (THE "CODE")

Petaquilla Minerals Ltd. (together with all of its direct and indirect subsidiaries and affiliates) has created this Code to outline principles to which Petaquilla Minerals Ltd.'s employees, officers and directors are expected to adhere in the conduct of Petaquilla Minerals Ltd.'s business.  This Code sets forth principles regarding responsibilities to other employees, the public and other stakeholders.  Any violations of this Code or any other policies established by Petaquilla Minerals Ltd. from time to time, may result in disciplinary action, up to and including termination of service.

The Corporation's Nominating and Corporate Governance Committee (the "Committee"), a committee of the Board is responsible for administering the Code.  The Committee has delegated a day-to-day responsibility for administering and interpreting the Code to a Compliance Officer.  Our Vice President, Legal has been appointed Petaquilla Minerals Ltd.'s Compliance Officer under this Code.

Petaquilla Minerals Ltd. expects its directors, officers and employees to exercise reasonable judgment when conducting Petaquilla Minerals Ltd.'s business.  Petaquilla Minerals Ltd. encourages its directors, officers and employees to refer to this Code frequently to ensure that they are acting within both the letter and the spirit of this Code.  Petaquilla Minerals Ltd. also understands that this Code will not contain the answer to every situation you may encounter or every concern you may have about conducting Petaquilla Minerals Ltd.'s business ethically and legally.  In these situations, or if you otherwise have questions or concerns about this Code, Petaquilla Minerals Ltd. encourages each officer and employee to speak with his or her supervisor (if applicable) or, if you are uncomfortable doing that, with the Compliance Officer under this Code.

Petaquilla Minerals Ltd.'s directors, officers and employees generally have other legal and contractual obligations to Petaquilla Minerals Ltd.  This Code is not intended to reduce or limit the other obligations that you may have with Petaquilla Minerals Ltd.  Instead, the standards in this Code should be viewed as the minimum standards that Petaquilla Minerals Ltd. expects from its directors, officers and employees in the conduct of Petaquilla Minerals Ltd.'s business.

1.  CONFLICTS OF INTEREST

All Petaquilla Minerals Ltd. employees, officers and directors must act with honesty and integrity, avoiding conflicts of interest in relation to their duties and responsibilities with Petaquilla Minerals Ltd. that arise as a result of either personal or professional relationships.

Conflicts of interest are prohibited as a matter of Petaquilla Minerals Ltd. policy.  Each employee, officer and director is expected to avoid an outside activity, financial interest or relationship that may present a conflict of interest or the appearance of a conflict of interest.  Each individual's situation is different and in evaluating his or her own situation, a director, officer or employee will have to consider many factors.  A transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be reported to the Compliance Officer.  The Compliance Officer may notify the Board or the Committee as he or she deems appropriate.  Each person is required to promptly disclose any actual or potential conflict of interest to his or her manager or the Compliance Officer.  Actual or potential conflicts of interests involving a director, executive officer or the Compliance Officer should be disclosed directly to the Chairman of the Board or to the Lead Director.

A "conflict of interest" exists when a person's private interest interferes or even appears to interfere, with the interests of Petaquilla Minerals Ltd.  A conflict situation can arise when an employee, officer or director takes actions or has interests, responsibilities or obligations that may make it difficult to perform his or her responsibilities for Petaquilla Minerals Ltd. objectively and effectively.

2.  CORPORATE OPPORTUNITIES

All Petaquilla Minerals Ltd. employees, officers and directors are prohibited from:

(a)

taking for themselves personally opportunities that are discovered through the use of corporate property, information or as a result of his or her position with Petaquilla Minerals Ltd. unless such opportunity has first been presented to, and rejected by, Petaquilla Minerals Ltd.;

(b)

using corporate property, information or position for personal gain; and

(c)

competing with Petaquilla Minerals Ltd.

Employees, officers and directors owe a duty to Petaquilla Minerals Ltd. to advance its legitimate interests when the opportunity arises to do so.

3.  CONFIDENTIALITY

Certain employees, officers and directors will have access to confidential information in the course of their duties.  "Confidential Information" includes all non-public information that might be of use to competitors or harmful to Petaquilla Minerals Ltd. or its customers if disclosed.  All such Confidential Information remains the property of Petaquilla Minerals Ltd. at all times and should be kept in strict confidence by employees, officers and directors, except when disclosure is authorized or legally mandated.  Any disclosure of such Confidential Information to persons outside Petaquilla Minerals Ltd. could be harmful to Petaquilla Minerals Ltd.'s interests and will be taken very seriously by Petaquilla Minerals Ltd.

Employees, officers and directors should be aware that their obligation to maintain the confidentiality of Petaquilla Minerals Ltd.'s Confidential Information will survive after they leave Petaquilla Minerals Ltd. and should conduct themselves accordingly.  It is Petaquilla Minerals Ltd.'s policy to vigorously pursue all breaches of confidentiality and all necessary steps will be taken and all legal remedies exercised to prevent employees or former employees from breaching this obligation.

4.  FAIR DEALING

All purchases of goods and services by Petaquilla Minerals Ltd. will be made exclusively on the basis of price, quality, service and suitability to our needs.  Employees, officers or directors are prohibited from accepting gifts of money or receiving any type of personal kickbacks, rebates or other "under-the-table" payments.  Employees, officers and directors may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry.  No one shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.  Directors, officers and employees must endeavour to deal ethically and lawfully with Petaquilla Minerals Ltd.'s customers, suppliers, competitors and employees in all business dealings on Petaquilla Minerals Ltd.'s behalf.  No director, officer or employee should take unfair advantage of another person in business dealings on Petaquilla Minerals Ltd.'s behalf through the abuse of privileged or confidential information or through improper manipulation, concealment or misrepresentation of material facts.

5.  PROTECTION AND PROPER USE OF COMPANY ASSETS

All Petaquilla Minerals Ltd. employees, officers and directors are expected to protect Petaquilla Minerals Ltd.'s assets and ensure their efficient use, as loss, theft and misuse of Petaquilla Minerals Ltd.'s assets have a direct impact on Petaquilla Minerals Ltd.'s business and its profitability.  Theft, carelessness and waste have a direct impact on Petaquilla Minerals Ltd.'s profitability.  All of Petaquilla Minerals Ltd.'s assets should only be used for legitimate business purposes.

6.  COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Petaquilla Minerals Ltd. seeks to conduct its business in compliance with applicable laws, rules and regulations including, without limitation, insider trading, antitrust, environmental, discrimination and harassment, and health and safety.  No director, officer or employee shall engage in any unlawful activity in conducting Petaquilla Minerals Ltd.'s business or in performing his or her day-to-day company duties, nor shall any director, officer or employee instruct others to do so.

7.  ACCURACY OF COMPANY RECORDS AND REPORTING

Honest and accurate recording and reporting of information is critical to Petaquilla Minerals Ltd.'s ability to make responsible business decisions.  Petaquilla Minerals Ltd.'s accounting records are relied upon to produce reports for Petaquilla Minerals Ltd.'s management, shareholders, creditors, governmental agencies and others.  Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and Petaquilla Minerals Ltd.'s system of internal controls.

Directors, officers and employees have a responsibility to ensure that Petaquilla Minerals Ltd.'s accounting records do not contain any false or intentionally misleading entries.  Petaquilla Minerals Ltd. does not permit intentional misclassification of transactions as to accounts, departments or accounting periods.  All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media.  All employees should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies.  This applies to communications of all kinds, including email and informal notes or interoffice memos.

8.  QUALITY OF PUBLIC DISCLOSURES

Petaquilla Minerals Ltd. is committed to providing its shareholders with complete and accurate information about its financial condition and results of operations as required by applicable securities laws of Canada and the United States.  It is Petaquilla Minerals Ltd.'s policy that the reports and documents it files with or submits to securities regulators in both Canada and the United States, and its earnings releases and similar public communications made by Petaquilla Minerals Ltd., include fair, timely and understandable disclosure.  Officers and employees who are responsible for these filings and disclosures, including Petaquilla Minerals Ltd.'s principal executive, financial and accounting officers, must use reasonable judgment and perform their responsibilities honestly, ethically and objectively in order to ensure that this disclosure policy is fulfilled.  Petaquilla Minerals Ltd.'s senior management are primarily responsible for monitoring Petaquilla Minerals Ltd.'s public disclosure.

9.  COMMUNICATION OF CODE

All directors, officers and employees will be supplied with a copy of the Code upon beginning service at Petaquilla Minerals Ltd.  Updates of the Code will be provided from time to time.  A copy of the Code is also available to all directors, officers and employees by requesting one from the human resources department.

10.  MONITORING COMPLIANCE AND DISCIPLINARY ACTION

Petaquilla Minerals Ltd.'s management, under the supervision of the Committee or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee, shall take reasonable steps from time to time to:

(a)

monitor compliance with the Code; and

(b)

when appropriate, impose and enforce appropriate disciplinary measures for violations of the Code.

Petaquilla Minerals Ltd.'s management shall periodically report to the Committee on these compliance efforts including, without limitation, periodic reporting of alleged violations of the Code and the actions taken with respect to any such violation.

11.  WAIVER AND AMENDMENTS

No waiver of any provisions of the Code for the benefit of a director or an executive officer (which includes without limitation, for purposes of this Code, Petaquilla Minerals Ltd.'s principal executive, financial and accounting officers) shall be effective unless:

(a)

approved by the Board of Directors or, if permitted, a committee thereof; and

(b)

if applicable, such waiver is promptly disclosed to Petaquilla Minerals Ltd.'s shareholders in accordance with applicable securities laws and/or the rules and regulations of the exchange or system on which the Company's shares are traded or quoted, as the case may be.

Any waivers of the Code for other employees may be made by the Compliance Officer, the Board of Directors or, if permitted, a committee thereof.

All amendments to the Code must be approved by the Board of Directors or a committee thereof and, if applicable, must be promptly disclosed to Petaquilla Minerals Ltd.'s shareholders in accordance with applicable securities laws and/or the rules and regulations of the exchanges on which the Company's shares are traded.

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

Date:  May 3, 2006

/s/ Michael Levy

Michael Levy, President

Exhibit 12.B

CERTIFICATION

I, John S. Watt, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

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

Date: May 3, 2005

/s/ John S. Watt
John S. Watt, Chief Financial Officer

Exhibit 13.A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Petaquilla Minerals Ltd. for the year ended January 31, 2006, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: May 3, 2006

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

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Petaquilla Minerals Ltd. for the year ended January 31, 2006, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 3, 2006

/s/ John S. Watt
John S. Watt, Chief Financial Officer

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