Form 20-F/A
period 2006-01-31
PETAQUILLA MINERALS LTD
filed 2007-03-29
CIK 947121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C.  20549

AMENDED FORM 20-F

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

Page 1 of 118 Pages

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No.

	EXPLANATION OF AMENDMENT	8
	GLOSSARY OF MINING TERMS	9

PART I		11

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	11

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	11

ITEM 3	KEY INFORMATION	11
A.	Selected Financial Data	11
B.	Capitalization and Indebtedness	13
C.	Reasons For The Offer and Use of Proceeds	13
D.	Risk Factors	13
	Exploration and Development Risks	13
	Estimates of Reserves, Mineral Deposits and Production Costs	14
	Risks of Development, Construction and Mining Operations	14
	Title Matters	15
	Conflicts of Interest	15
	Currency Fluctuations	15
	Additional Funding Requirements	15
	Requirements of Ley Petaquilla	16
	History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations	18
	Limited Experience with Development-Stage Mining Operations	18
	Stock Subject to Penny Stock Rules	19
	Competition	19
	Mineral Prices	19
	Foreign Countries and Regulatory Requirements	19
	Environmental and Other Regulatory Requirements	20
	Panama Political Risks	20
	Dividends	21
	Our Officers and Directors Resident Outside U.S;. Potential Unenforceability of Civil Liabilities and Judgments	21
	If We are Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from Our Properties, We Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Our U.S. Stockholders and Less Liquidity for the Stock	21

ITEM 4	INFORMATION ON OUR COMPANY	21
A.	History and Development of Our Company	21

	Acquisition of the Petaquilla Property, Panama	22
	Financing Agreement with Teck Corporation	22
	Molejon Property - Panama	23
	Mineral Properties - Other	24
	Directors and Officers of Our Company	24
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	25
	Current and Planned Capital Expenditures/Divestitures	25
	Public Takeover Offers	25
B.	Business Overview	25
C.	Organizational Structure	26
D.	Property, Plant and Equipment	28
	Petaquilla Property, Panama	28
	Introduction	28
	Calendar 2006 Ley Petaquilla Concession Copper Deposit Plans	28
	Location, Access & Physiography	29
	Plant and Equipment	30
	Title	30
	Exploration History	32
	Exploration - Results Obtained By Us or on Our Behalf	33
	Regional and Local Geology	37
	Mineralization	39
	Final Feasibility Study	39
	Status of Project Financing	40
	Doing Business in Panama	41

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
A.	Operating Results	43
	Fiscal Year Ended January 31, 2006, Compared to Fiscal Year Ended January 31, 2005	43
	Fiscal Year Ended January 31, 2005, Compared to Fiscal Year Ended January 31, 2004	44
	Fiscal Year Ended January 31, 2004, Compared to Fiscal Year Ended January 31, 2003	44
B.	Liquidity and Capital Resources	45
	January 31, 2006, Compared to January 31, 2005	46
	January 31, 2005, Compared to January 31, 2004	46
	January 31, 2004, Compared to January 31, 2003	47
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	47
	Outlook	48
C.	Research and Development, Patents and Licenses, etc.	48
D.	Trend Information	48
E.	Off-Balance Sheet Arrangements	48
F.	Disclosure of Contractual Obligations	48

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48
A.	Directors and Senior Management	48
B.	Compensation	50
	Cash and Non-Cash Compensation - Executive Officers and Directors	50
	Option Grants in Last Fiscal Year	51

	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	51
	Defined Benefit or Actuarial Plan Disclosure	52
	Termination of Employment, Change in Responsibilities and Employment Contracts	52
	Directors	52
C.	Board Practices	54
D.	Employees	55
	Consultants	55
E.	Share Ownership	55

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56
A.	Major Shareholders	56
B.	Related Party Transactions	57
C.	Interests of Experts and Counsel	58

ITEM 8	FINANCIAL INFORMATION	58
A.	Consolidated Statements and Other Financial Information	58
B.	Significant Changes	58

ITEM 9	THE OFFER AND LISTING	58
A.	Offer and Listing Details	58
B.	Plan of Distribution	60
C.	Markets	60
D.	Selling Shareholders	60
E.	Dilution	60
F.	Expenses of the Issue	60

ITEM 10	ADDITIONAL INFORMATION	60
A.	Share Capital	60
B.	Memorandum and Articles of Association	61
C.	Material Contracts	63
D.	Exchange Controls	63
E.	Taxation	65
	Material Canadian Federal Income Tax Consequences	65
	Dividends	65
	Capital Gains	65
	Material United States Federal Income Tax Consequences	66
	U.S. Holders	67
	Distributions on Common Shares of the Company	67
	Foreign Tax Credit	68
	Information Reporting and Backup Withholding	68
	Disposition of Common Shares of the Company	68
	Currency Exchange Gains or Losses	69
	Other Considerations	69
	Foreign Personal Holding Company	69
	Foreign Investment Company	69
	Passive Foreign Investment Company	70
	Controlled Foreign Corporation	71
F.	Dividends and Paying Agents	71

G.	Statement by Experts	71
H.	Documents on Display	71
I.	Subsidiary Information	72

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	72

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72

PART II		72

ITEM 13	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	72

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	72

ITEM 15	CONTROLS AND PROCEDURES	73

ITEM 16	RESERVED	73
A.	Audit Committee Financial Expert	73
B.	Code of Ethics	73
C.	Principal Accountant Fees and Services	74
D.	Exemptions From the Listing Standards for Audit Committees	74
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	75

PART III		75

ITEM 17	FINANCIAL STATEMENTS	75

ITEM 18	FINANCIAL STATEMENTS	75

ITEM 19	EXHIBITS	75

	SIGNATURES	78

EXPLANATION OF AMENDMENT

Petaquilla Minerals Ltd. (the “Company”) has filed this Amended Form 20-F in order to clarify and make more concise three areas of disclosure on the Company’s Form 20-F for the fiscal year ended January 31, 2006.

The first area clarified is Item 3, Section D, Risk Factors.  In our original Form 20-F for the fiscal year ended January 31, 2006, the Company included a paragraph titled Expanded Panama Canal Watershed Could Affect Development.  We had previously disclosed that future construction of dams within the watershed area could potentially negatively affect the development of the Petaquilla Property.  The Company has since learned that the expansion of the Panama Canal Watershed will not affect its concessions in the Republic of Panama.  On June 21, 2006, the National Assembly of the Republic of Panama passed Law No. 20, which repeals law No. 44 from August 31, 1999, and the limits of the hydrographic basin for the inter-oceanic route of the Panama Canal.

The second area clarified is Item 4, Section D, Property, Plant and Equipment, Petaquilla Property, Panama.  In our original Form 20-F for the fiscal year ended January 31, 2006, this section was very detailed.  We have, therefore, summarized this section removing all resource and reserve estimates for the Petaquilla copper deposits except the most recent estimate we have available based on the final feasibility study.  In addition, we have removed the detailed exploratory information for the Molejon property.

Lastly, in the third area Item 15, Controls and Procedures, we have concluded on the effectiveness of our disclosure controls and procedures to comply with Item 15 (a) of Form 20-F.

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

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended January 31
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items¹
	Total	($2,567,758)	($1,798,273)	($811,190)	($214,102)	($32,747,839)
	Per Share¹	($0.05)	($0.04)	($0.02)	($0.01)	($1.03)
(c)	Total assets	$12,807,172	$1,989,474	$2,670,561	$1,196,640	$1,302,518
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$12,256,076	$1,886,423	$2,543,620	$1,068,394	$1,234,206
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Net earnings (loss) for the period
	Total	($2,567,758)	($1,989,474)	($811,190)	($214,102)	($32,747,839)
	Per Share¹	($0.05)	($0.04)	($0.02)	($0.01)	($1.03)

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

In January 1998, H.A. Simons Ltd. ("Simons"), on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" - non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  Based on an estimated throughput of 120,000 tonnes per day resulting in a mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.  The Final Study examined the Molejon deposit as an alternate case and did not include production therefrom in its base case analysis.  See "Final Study - Operating Plan" and “Molejon Property – Panama” below.

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

The Petaquilla Property, or certain parts of it, have been the subject of a preliminary feasibility study by Kilborn completed in August 1994, a production scoping study by FDW completed in February 1996 and a final feasibility study by H.A. Simons Ltd. completed in January 1998, the last of which being the most current is reviewed below.

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.   Under the direction of our President and Chief Financial Officer, we evaluated our disclosure controls and procedures and concluded that (i) our disclosure controls and procedures were effective as of January 31, 2006, and (ii) no change in our internal control over financial reporting occurred during the year ended January 31, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Management's Responsibility for Financial Reporting
Independent Auditor's Report dated April 5, 2006
Balance Sheets as at January 31, 2006, and 2005
Statements of Loss and Deficit for the Fiscal Years Ended January 31, 2006, 2005, and 2004
Statements of Cash Flows for the Fiscal Years Ended January 31, 2006, 2005, and 2004
Notes to the Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995, between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994, between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992, between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994, between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property

Exhibit Number	Description of Document

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

*4.R.	Agreement dated November 26, 1999, between Petaquilla Minerals Ltd. and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
8	Subsidiaries of Petaquilla Minerals Ltd.
11.A	Code of Ethics

Exhibit Number	Description of Document

12.A	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-26296).

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

d)   Net proceeds from issuance of capital stock of $11,292,276 is comprised of $8,933,334 for the non-brokered private placement and $2,358,942 being the cash proceeds from the exercise of stock options and warrants.

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

(i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

(ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

(iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

(iv)

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