Form 20-F
period 2007-04-30
PETAQUILLA MINERALS LTD
filed 2007-10-05
CIK 947121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549 USA

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

__________________

OR

☑

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

_______________________________

For the transition period from _______February 1, 2006_______ to _____April 30, 2007__________

Commission file number:

0-26296

Petaquilla Minerals Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant's name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Page 1 of 130 Pages

Form 20-F for15-Months Ended 2007 Apr 30	Page 1

Title of each class	Name of each exchange on which registered
None	Not applicable

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

        89,876,951

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes       ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes       ☑  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes       ☑  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer       ☐  Accelerated filer       ☑  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17       ☑  Item 18

Form 20-F for15-Months Ended 2007 Apr 30	Page 2

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes       ☑  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of Securities under a plan confirmed by a court.

☐  Yes       ☐  No       ☑  No

_____________________________________________________________________________________

The information set forth in this Annual Report on Form 20-F is as at April 30, 2007, unless an earlier or later date is indicated.

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

Form 20-F for15-Months Ended 2007 Apr 30	Page 3

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
TABLE OF CONTENTS

Page No.
	GLOSSARY OF MINING TERMS	8

PART I		10

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3	KEY INFORMATION	10
3.A.	Selected Financial Data	10
3.B.	Capitalization and Indebtedness	12
3.C.	Reasons For The Offer and Use of Proceeds	12
3.D.	Risk Factors	12
	Exploration and Development Risks	12
	Estimates of Reserves, Mineral Deposits and Production Costs	13
	Risks of Development, Construction and Mining Operations	13
	Title Matters	14
	Conflicts of Interest	14
	Currency Fluctuations	14
	Additional Funding Requirements	14
	Requirements of Ley Petaquilla	15
	History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations	15
	Limited Experience with Development-Stage Mining Operations	16
	Stock Subject to Penny Stock Rules	16
	Competition	16
	Mineral Prices	16
	Foreign Countries and Regulatory Requirements	17
	Environmental and Other Regulatory Requirements	17
	Panama Political Risks	18
	Dividends	18
	Our Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments	18
	If We are Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from Our Properties, We Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Our U.S. Stockholders and Less Liquidity for the Stock	18

Form 20-F for15-Months Ended 2007 Apr 30	Page 4

ITEM 4	INFORMATION ON THE COMPANY	19
4.A.	History and Development of Our Company	19
	Acquisition of the Petaquilla Property, Panama	20
	Financing Agreement with Teck Corporation	20
	Molejon Property – Panama	21
	Mineral Properties – Other	22
	Directors and Officers of Our Company	23
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	23
	Current and Planned Capital Expenditures/Divestitures	23
	Public Takeover Offers	23
4.B.	Business Overview	23
4.C.	Organizational Structure	26
4.D.	Property, Plants and Equipment	28
	Petaquilla Concession, Panama	28
	Introduction	28
	Property Location	29
	Location, Access & Physiography	30
	Plants and Equipment	32
	Title	32
	Exploration History	33
	Exploration - Results Obtained By Us or on Our Behalf	34
	Outlook 2007	39
	Regional and Local Geology	41
	Mineralization	42
	Final Feasibility Study	44
	Doing Business in Panama	46

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	49
5.A.	Operating Results	49
	15-Months Ended April 30, 2007, Compared to Fiscal Year Ended January 31, 2006	49
	Fiscal Year Ended January 31, 2006, Compared to Fiscal Year Ended January 31, 2005	50
	Fiscal Year Ended January 31, 2005, Compared to Fiscal Year Ended January 31, 2004	50
5.B.	Liquidity and Capital Resources	51
	April 30, 2007, Compared to January 31, 2006	52
	January 31, 2006, Compared to January 31, 2005	52
	January 31, 2005, Compared to January 31, 2004	53
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	53
	Outlook	54
5.C.	Research and Development, Patents and Licenses, etc.	54
5.D.	Trend Information	54
5.E.	Off-Balance Sheet Arrangements	54
5.F.	Tabular Disclosure of Contractual Obligations	54
5.G.	Safe Harbour	55

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	55
6.A.	Directors and Senior Management	55

Form 20-F for15-Months Ended 2007 Apr 30	Page 5

6.B.	Compensation	57
	Cash and Non-Cash Compensation - Executive Officers and Directors	57
	Option Grants in Last Fiscal Year	58
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	59
	Defined Benefit or Actuarial Plan Disclosure	60
	Termination of Employment, Change in Responsibilities and Employment Contracts	60
	Directors	60
6.C.	Board Practices	61
6.D.	Employees	62
	Consultants	62
6.E.	Share Ownership	63

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64
7.A.	Major Shareholders	64
7.B.	Related Party Transactions	65
7.C.	Interests of Experts and Counsel	66

ITEM 8	FINANCIAL INFORMATION	66
8.A.	Consolidated Statements and Other Financial Information	66
8.B.	Significant Changes	66

ITEM 9	THE OFFER AND LISTING	66
9.A.	Offer and Listing Details	66
9.B.	Plan of Distribution	68
9.C.	Markets	68
9.D.	Selling Shareholders	68
9.E.	Dilution	68
9.F.	Expenses of the Issue	68

ITEM 10	ADDITIONAL INFORMATION	68
10.A.	Share Capital	68
10.B.	Memorandum and Articles of Association	69
10.C.	Material Contracts	73
10.D.	Exchange Controls	73
10.E.	Taxation	75
	Material Canadian Federal Income Tax Consequences	75
	Dividends	76
	Capital Gains	76
	Material United States Federal Income Tax Consequences	77
	U.S. Holders	77
	Distributions on Common Shares of the Company	77
	Foreign Tax Credit	78
	Information Reporting and Backup Withholding	78
	Disposition of Common Shares of the Company	79
	Currency Exchange Gains or Losses	79
	Other Considerations	79
	Foreign Personal Holding Company	79
	Foreign Investment Company	80

Form 20-F for15-Months Ended 2007 Apr 30	Page 6

	Passive Foreign Investment Company	80
	Controlled Foreign Corporation	81
10.F.	Dividends and Paying Agents	82
10.G.	Statement by Experts	82
10.H.	Documents on Display	82
10.I.	Subsidiary Information	82

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	82

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	82

PART II		82

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	82

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	82

ITEM 15.T.	CONTROLS AND PROCEDURES	85

ITEM 16	RESERVED	86
16.A.	Audit Committee Financial Expert	86
16.B.	Code of Ethics	86
16.C.	Principal Accountant Fees and Services	87
16.D.	Exemptions From the Listing Standards for Audit Committees	87
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	88

PART III		88

ITEM 17	FINANCIAL STATEMENTS	88

ITEM 18	FINANCIAL STATEMENTS	88

ITEM 19	EXHIBITS	88

	SIGNATURES	91

Form 20-F for15-Months Ended 2007 Apr 30	Page 7

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

Form 20-F for15-Months Ended 2007 Apr 30	Page 8

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

tonne - metric ton (2,204 pounds).

Form 20-F for15-Months Ended 2007 Apr 30	Page 9

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

As used in this annual report, the terms "we", "us", "our", “Company” and "PTQ" mean Petaquilla Minerals Ltd. and its subsidiaries, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 3.  KEY INFORMATION

3.A.  Selected Financial Data

The following tables summarize our selected financial data (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled for measurement differences to United States general accepted accounting principles (“U.S. GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".  Note 19 of our financial statements included with this filing sets forth the material variations in U.S. GAAP.  Results for the period ended April 30, 2007, are not necessarily indicative of results for future periods.

Form 20-F for15-Months Ended 2007 Apr 30	Page 10

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		15-Months Ended April 30	Fiscal Years Ended January 31
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items(1)
	Total	($27,962,450)	($2,567,758)	($1,798,273)	($811,190)	($214,102)
	Per Share (1)	($0.35)	($0.05)	($0.04)	($0.02)	($0.01)
(c)	Total assets	$45,375,983	$12,807,172	$1,989,474	$2,670,561	$1,196,640
(d)	Total long-term debt	$699,185	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$34,837,619	$12,256,076	$1,886,423	$2,543,620	$1,068,394
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	89,876,951	70,246,303	51,264,537	48,829,542	33,340,543
(h)	Net earnings (loss) for the period
	Total	($27,962,450)	($2,567,758)	($1,798,273	($811,190)	($214,102)
	Per Share (1)	($0.35)	($0.05)	($0.04)	($0.02)	($0.01)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		15-Months Ended April 30	Fiscal Years Ended January 31
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($64,085,905)	($4,957,527)	($1,798,273)	($811,190)	($214,102)
	Per Share¹	($0.80)	($0.09)	($0.04)	($0.02)	($0.01)
(c)	Total assets	$13,537,910	$10,432,778	$2,026,893	$2,715,567	$1,196,640
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$1,794,164	$9,881,682	$1,923,842	$2,588,626	$1,068,394
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	89,876,951	70,246,303	51,264,537	48,829,542	33,340,543
(h)	Net earnings (loss) for the period
	Total	($64,085,905)	($4,979,571)	($1,805,860)	($766,184)	($214,102)
	Per Share¹	($0.80)	($0.09)	($0.04)	($0.02)	($0.01)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

Form 20-F for15-Months Ended 2007 Apr 30	Page 11

We have not declared or paid any dividends in any of our last five financial years.

On April 30, 2007, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $1.1067.

The following table sets out the high and low exchange rates for each of the last six months.

	2007
	July	June	May	April	March	February
High for period	1.0686	1.0730	1.1135	1.1584	1.1811	1.1853
Low for period	1.0372	1.0580	1.0699	1.1067	1.1529	1.1585

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	15-Months Ended April 30	Year Ended January 31
	2007	2006	2005	2004	2003
Average for the period	1.1356	1.2006	1.2906	1.3746	1.5646

3.B.  Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

3.C.  Reasons For The Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

3.D.  Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry, which may have a material impact on, or constitute risk factors in respect of, our future financial performance.

Exploration and Development Risks

We are engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Our property interests are in the exploration stage only, with the exception of the Molejon gold property, and are without a known body of commercial ore.  The Molejon gold deposit, located in the Cerro Petaquilla mining concession, hereinafter referred to as the Petaquilla concession, is in the advanced development and pre-production phase.  Although an open pit mine is planned and construction of a gold plant is currently underway at the Molejon gold property for the processing of gold-bearing ores, there is no guarantee the Company will realize any profits in the short to medium term.  Any profitability in the future from our business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

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

Form 20-F for15-Months Ended 2007 Apr 30	Page 12

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties and such delays could materially adversely affect our financial performance.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  We will obtain insurance in amounts that we consider to be adequate to protect ourselves against certain risks of mining and processing.  However, we may become subject to liability for hazards against which we cannot insure ourselves or which we may elect not to insure against because of premium costs or other reasons.  In particular, we are not insured for environmental liability nor earthquake damage.

In order to develop the Molejon gold property located in Panama, it will be necessary to continue construction of electrical, transportation, and other infrastructure facilities, the costs of which could be substantial.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral deposit figures included herein, some of which, as noted, are not compliant with National Instrument Policy 43-101, have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Further development, drilling and other engineering analyses are required in order to have any of PTQ’s reserves classified as proven resources.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations

Our ability to meet timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect our financial performance.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  We will obtain insurance in amounts that we consider to be adequate to protect ourselves against certain risks of mining and processing.  However, we may become subject to liability for hazards against which we cannot insure ourselves or which we may elect not to insure against because of premium costs or other reasons.  In particular, we are not insured for environmental liability nor earthquake damage.

Form 20-F for15-Months Ended 2007 Apr 30	Page 13

In order to develop the Molejon gold property located in Panama, it will be necessary to continue construction of electrical, transportation, and other infrastructure facilities, the costs of which could be substantial

Title Matters

While we have diligently investigated title to all mineral exploration concessions and, to the best of our knowledge, title to such properties is in good standing, this should not be construed as a guarantee of title.

Conflicts of Interest

Certain of our directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of PTQ.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to PTQ, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest.

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

Additional Funding Requirements

We have not generated cash flow from operations in the past and, although the Company is preparing for production at the Molejon gold property, cash flow to satisfy our operational requirements and cash commitments is not guaranteed from the operations of the Molejon gold plant.  In the past, we have relied on sales of equity securities to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements and cash commitments.

We do not presently have sufficient financial resources to undertake all of our planned exploration and development programs.  The development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Form 20-F for15-Months Ended 2007 Apr 30	Page 14

Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations on such properties.  Accordingly, in their report on the consolidated financial statements for the period ended April 30, 2007, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Requirements of Ley Petaquilla

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla"), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Petaquilla concession, including the Molejon gold deposit.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“Minera Petaquilla”), a Panamanian company formed in 1997 to hold the Petaquilla mineral concession covering approximately 136 square kilometers in north-central Panama.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports.  The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets, which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Petaquilla concession in good standing, Minera Petaquilla must pay to the Government of Panama an annual rental fee of US $1.00 per hectare during the first five years of the concession, US $2.50 per hectare in the sixth to the tenth years of the concession and US $3.50 per hectare thereafter.  Initially, the annual rental was approximately US $13,600 payable by Minera Petaquilla and funded pro rata by its shareholders.  The current annual rental is approximately US $34,000.  The concession was granted for a 20-year term with up to two 20-year extensions permitted subject to the requirement to begin mine development and to make a minimum investment described below.

Under the Ley Petaquilla, Minera Petaquilla was required to begin mine development by May 2001.  However, Minera Petaquilla was able to defer commencing development operations for one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest).    The Ley Petaquilla also requires Minera Petaquilla to make a minimum investment of US $400 million in the development of the Petaquilla concession lands.

Up until October 18, 2006, the Company, through its wholly-owned subsidiary, Georecursos Internacional, S.A., owned 52% of Minera Petaquilla and Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owned the remaining 48%.  Furthermore, Teck Comininco Limited (“Teck”) held an option to acquire one-half of PTQ’s interest in Minera Petaquilla by meeting certain obligations.

On October 18, 2006, PTQ entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”), whereby PTQ effectively transferred its interest in the copper assets within the Petaquilla concession lands to Copper.  Under the terms of the Petaquilla Shareholders’ Agreement dated February 21, 1997, Teck Cominco Limited (“Teck”) has an option, subject to its meeting certain obligations and requirements, to acquire one-half of Copper’s newly-acquired interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

We have incurred net losses to date.  Our deficit as of April 30, 2007, was $79,521,082.  We have not yet had any revenue from the exploration activities on our properties.

Form 20-F for15-Months Ended 2007 Apr 30	Page 15

The Molejon Property is our first property development activity.  Even if we undertake development activity on any of our properties, including the Molejon Property, we may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future and recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of PTQ’s mineral deposits reach commercial production.

Limited Experience with Development-Stage Mining Operations

We have limited experience in placing resource properties into production and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that we will have available to us the necessary expertise when and if we place our resource properties into production.  There also exists significant risk in being able to recruit experienced employees or contractors to allow us to move forward in pursuing development-stage mining operations.

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

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than PTQ, we may be unable to acquire additional attractive mineral properties on terms we consider acceptable.  Accordingly, there can be no assurance that our exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same.  Factors beyond our control may affect the marketability of any substances discovered.  The prices of minerals such as gold have experienced volatile and significant price movements over short periods of time and is affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Form 20-F for15-Months Ended 2007 Apr 30	Page 16

The supply of and demand for minerals such as gold is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the price of recovered minerals will be such that our properties can be mined at a profit.

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

Our potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations, which currently apply to our activities.  There can be no assurance, however, that all permits we may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project we might undertake.

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

Form 20-F for15-Months Ended 2007 Apr 30	Page 17

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

Our Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgements

PTQ and its officers and directors are residents of countries other than the United States, and all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Form 20-F for15-Months Ended 2007 Apr 30	Page 18

Also, a gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of our stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for our stock.

ITEM 4.  INFORMATION ON OUR COMPANY

4.A.  History and Development of Our Company

Our company, Petaquilla Minerals Ltd., is a British Columbia company engaged in the acquisition, exploration, exploration management, development and sale of mineral properties.  PTQ was incorporated under the laws of the Province of British Columbia, Canada, on October 10, 1985, by registration of our Memorandum and Articles with the British Columbia Registrar of Companies under the name Adrian Resources Ltd.  We changed our name to Petaquilla Minerals Ltd. on October 12, 2004.

Our head office and principal office address is Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9.  Our telephone number is (604) 694-0021 and our facsimile number is (604) 694-0063.

We have six subsidiaries as detailed below:

(i)

PTQ owns all of the issued shares of Adrian Resources (BVI) Ltd., incorporated in the British Virgin Islands on December 17, 1999.

(ii)

Adrian Resources (BVI) Ltd. owns all of the issued shares of Petaquilla Minerals, S.A., incorporated in the Republic of Panama on April 28, 1992, and holding title to certain of our exploration concessions in the Republic of Panama.  Although originally incorporated under the name Adrian Resources, S.A., the name of this subsidiary was changed to Petaquilla Minerals, S.A. on February 3, 2005.

(iii)

Petaquilla Minerals, S.A. owns all of the issued shares of Petaquilla Gold, S.A., a Panamanian corporation formed on August 11, 2005.  Petaquilla Gold, S.A. holds the Molejon gold property interest and other potential gold deposits within the Petaquilla concession lands.

(iv)

Compañìa Minera Belencillo, S.A., a Panamanian corporation, was created on September 21, 2005, in accordance with the agreement signed between Petaquilla Minerals, S.A. and Madison Enterprises (Latin American), S.A.  Petaquilla Minerals, S.A. owns 69% of Compañìa Minera Belencillo, S.A., which in turn holds a 100% interest in Zone 2 of the Rio Belencillo Concession and 68.88% of Zone 1, subject to an option by Madison Enterprises (Latin American), S.A. to earn a 31.12% interest in Zone 1 of the Rio Belencillo Concession.  On May 7, 2005, PTQ entered into an option agreement with Gold Dragon Capital Management Ltd. (“Gold Dragon”) whereby Gold Dragon could earn a 100% interest in the concession lands by the expenditure of USD $500,000 over two years on mutually agreed upon property expenditures.

(v)

Petaquilla Gold, S.A. owns 50.2% of the shares of Petaquilla Power & Water, S.A., a Panamanian corporation formed on September 21, 2006, to primarily (i) design, construct, operate, maintain and install equipment and networks for the generation, transmission and commercialization of electrical energy; and (ii) to develop projects for the production, distribution and commercialization of potable water.

Form 20-F for15-Months Ended 2007 Apr 30	Page 19

(vi)

Petaquilla Gold, S.A. also owns all of the issued shares of Aqua Azure, S.A., a Panamanian corporation formed on October 10, 2006, to purchase, sell, lease, manage, commercialize and hold investment in all sorts of moveable goods.

In addition, during the period March 15, 2006, to October 18, 2006, PTQ held all the issued shares of Petaquilla Copper Ltd. (“Copper”), which was incorporated under the laws of the Province of British Columbia, Canada, on March 15, 2006, in order to take part in a proposed Plan of Arrangement (the “Arrangement”) with Petaquilla Minerals Ltd.  As a wholly owned subsidiary of PTQ during this period, Copper had no operations.  Pursuant to shareholder approval of the Arrangement obtained at PTQ’s Annual and Special General Meeting of Shareholders held on June 6, 2006, PTQ and Copper entered into a the Arrangement effectively separating PTQ’s assets into two distinct companies on October 18, 2006.  While PTQ retained its gold assets, it transferred its indirect 52% interest (subject to Teck Cominco Limited's right to acquire 50% of such interest) in the copper deposits held by Minera Petaquilla, S.A. to Petaquilla Copper Ltd.  Immediately following the completion of the Arrangement, PTQ owned 20% of the issued shares of Petaquilla Copper Ltd.  As at August 6, 2007, PTQ held approximately 14.86% of the issued shares of Petaquilla Copper Ltd.

Acquisition of the Petaquilla Concession, Panama

Until October 18, 2006, PTQ had a 52% interest in the copper deposits of the Petaquilla concession and such interest was subject to the right of Teck Cominco Limited to acquire 50%, as more fully described under "Item 4 - Information on Our Company – 4.D. Property, Plants and Equipment".

Financing Agreement with Teck Corporation

By agreement dated April 29, 1991, we entered into a financing agreement (the "Teck Agreement") with Teck Corporation (now Teck Cominco Limited) of Vancouver, British Columbia, under which we agreed to grant to Teck Cominco Limited the right to earn 50% of, among other things, our interest in the Petaquilla Property by funding our obligations with respect to exploration and development of such property.  On October 18, 2006, we transferred our 52% interest in the copper deposits of the Petaquilla concession to Petaquilla Copper Ltd.  Pursuant to the Teck Agreement, we are obligated to offer to enter into an agreement with Teck Cominco Limited on the same terms and conditions as contained in the Teck Agreement with respect to any mineral property interests acquired by us after the date of the Teck Agreement (each such acquired mineral property interest is a "Project").

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

Form 20-F for15-Months Ended 2007 Apr 30	Page 20

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

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla mineral concession from the copper mineral deposits within the Petaquilla mineral concession.  The agreement provides for PTQ, through its subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

In September 2005, the multi-phase Petaquilla Mine Development Plan submitted to the Government of Panama by Minera Petaquilla, S.A. was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Petaquilla concession lands and the first phase of the Petaquilla Mine Development Plan focuses on the development of the Molejon gold deposit by PTQ commencing in 2006.

Form 20-F for15-Months Ended 2007 Apr 30	Page 21

The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by Inmet and, since the October 2006 Plan of Arrangement, Petaquilla Copper Ltd.(Teck Cominco Limited’s option to  acquire one-half of Petaquilla Copper Ltd.’s interest remains in force).

During the 15-month period ended April 30, 2007, PTQ incurred the following costs related to the Molejon gold deposit (except as noted below for Rio Belencillo).  These costs have been capitalized on our audited consolidated balance sheet as mineral property costs:

Trenching – Molejon	$ 3,929,847
Trenching – Rio Belencillo	26,006
Camp costs	2,103,628
Transportation	145,347
Drilling costs	5,947,874
Indirect drilling costs	199,218
Geologist	663,641
Topography	113,008
Engineering and design	149,392
Engineering and consulting	2,152,648
Technical support	110,248
Property permits	374,558
Water samples	3,857
Environment	359,780
Communications	128,729
Logistics	299,939
Plant equipment	3,901,761
Communications - plant	6,179
Plant – site	3,703,891
Roads	1,729,614
Roads agreements	4,127
Bridges	63,332
Deferred amortization on mining equipment	601,295
Reclamation costs	4,400,000
Stock-based compensation	118,396
$31,236,455

Mineral Properties - Other

We hold various interests in other land concession areas adjacent to the Petaquilla concession lands in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005, and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of PTQ’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying PTQ $1,152,400. This sum is payable in shares of Gold Dragon.

The payment of $100,000 on account of exploration expenditures has not been made in accordance with the terms and conditions of the May 7, 2005, agreement and the Company is in the process of amending the agreement with Gold Dragon.

Form 20-F for15-Months Ended 2007 Apr 30	Page 22

Directors and Officers of Our Company

Effective February 1, 2006, our Board of Directors consisted of Michael Levy, Kenneth W. Morgan, Richard Fifer, and Marco Tejeira.  Our officers were Michael Levy as President, Kenneth W. Morgan as Chief Financial Officer, and Graham Scott as Corporate Secretary.  On February 15, 2006, John Cook was appointed as a director.  On February 26, 2006, Kenneth W. Morgan resigned as Chief Financial Officer but continued to serve as a director.  On March 1, 2006, John S. Watt was appointed our Chief Financial Officer.  At PTQ’s annual and special general meeting of shareholders (the “AGM”) held on June 6, 2006, the following board members stood for election and were duly re-elected: Michael Levy, Richard Fifer, Marco Tejeira, and John Cook.  Dr. Ralph Ansley was proposed for appointment for the first time and was duly appointed to the Board.  The Company’s Board of Directors, as of the AGM, was comprised of a majority of independent directors.  On November 3, 2006, John Watt resigned as the Company’s Chief Financial Officer and was replaced by Tony M. Ricci on an interim basis.  On February 20, 2007, Michael Levy resigned from his directorship and from his position as President of the Company.  John Cook was then appointed interim president until April 14, 2007, at which time Richard Fifer was appointed President and Chief Executive Officer of the Company.  John Cook continued in his role as a director and was also appointed as Chairman of the Board of Directors the same day.  On June 11, 2007, Robert Baxter was appointed to the Board of Directors.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

During the 15-month period ended April 30, 2007, we incurred $31,210,449 in Molejon property expenses and $26,006 in Rio Belencillo property expenses for a total of $31,236,455 that has been capitalized as mineral property costs.  On February 10, 2005, we sold 500,000 of our own shares on the Toronto Stock Exchange at a price of $0.65 per share.  These shares were previously issued and reacquired by us some years ago pursuant to an issuer bid.  Accordingly, there was no change to the number of shares issued and outstanding as a result of this sale.  The proceeds of the sale were directed towards general working capital purposes.

Current and Planned Capital Expenditures/Divestitures

We have either ongoing or anticipated significant capital expenditures or possible optioning of our property interests during the fiscal year ending April 30, 2008.  In relation to the planned exploration and development of the Molejon property, we anticipate having expenditures of approximately $15,000,000 to $20,000,000 during the fiscal year ending April 30, 2008.  However, this expenditure is subject to further analysis and to our ability to obtain financing.  There is no assurance that we will be successful in obtaining financing.

Public Takeover Offers

During the 15-month period ending April 30, 2007, and the previous fiscal year, we have not received any public takeover offers from third parties nor have we made any such takeover offers.

4.B.  Business Overview

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Since our acquisition of an interest in the Petaquilla concession in Panama in 1992, our primary focus has been exploring and developing the Petaquilla concession and other mineral properties in the Republic of Panama.

Form 20-F for15-Months Ended 2007 Apr 30	Page 23

We acquired our interests in the Petaquilla concession in 1992 and 1993 through two separate series of transactions more fully described under the heading "Item 4 - Information on Our Company – 4.D. Property, Plants and Equipment".

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla"), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Petaquilla concession, including the Molejon gold deposit.  The Ley Petaquilla could be amended by the government of Panama through the enaction of a subsequent law but no such law has been enacted since the Ley Petaquilla legislation passed in February 1997.  At that time, the Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“Minera Petaquilla”), a Panamanian company formed in 1997 to hold the Petaquilla mineral concession covering approximately 136 square kilometers in north-central Panama.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports.  The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets, which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

There were no competing bidders for the concession at the time the Ley Petaquilla was enacted and the concession was granted for an initial 20-year term with two 20-year extensions permissible subject to the requirements to begin mine development and to make a minimum required investment.  In order to maintain the Petaquilla concession in good standing, Minera Petaquilla must meet certain obligations as more fully described under “Item 3 – Key Information – 3.D. Risk Factors – Requirements of Ley Petaquilla”.

In 2005, pursuant to the contract law under which the Petaquilla mineral concession was granted by the Government of the Republic of Panama, PTQ and its partners delivered a phased Mine Development Plan to the Government of Panama.  This phased Mine Development Plan was approved in September 2005.    This approval resulted in the extension of the land tenure for an initial 20-year period commencing September 2005, subject to Minera Petaquilla meeting certain other ongoing development and operational conditions.

Up until October 18, 2006, the Company, through its wholly-owned subsidiary, Georecursos Internacional, S.A., owned 52% of Minera Petaquilla and Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owned the remaining 48%.  On October 18, 2006, PTQ entered into a Plan of Arrangement (the “Arrangement”) with Petaquilla Copper Ltd. (“Copper”), whereby PTQ effectively transferred its interest in the copper assets within the Petaquilla concession lands to Copper.  Under the terms of the Petaquilla Shareholders’ Agreement dated February 21, 1997, Teck Cominco Limited (“Teck”) has an option, subject to its meeting certain obligations and requirements, to acquire one-half of Copper’s newly-acquired interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla.

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession.  The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries.  Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla, S.A.

In April 2005, PTQ and Inmet agreed to a one-year waiver of Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study.  This waiver did not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

Form 20-F for15-Months Ended 2007 Apr 30	Page 24

In May 2006, Teck commissioned AMEC Americas Limited (AMEC) to update the capital and operating cost estimates and the financial analysis originally prepared in January 1998 by Simons Mining Group for the Petaquilla Project 120,000 t/d Feasibility Study, on the Petaquilla concession.  AMEC’s scope of work included an update of the existing preproduction and sustaining capital costs, an update of the operating costs and an update of the financial model.  In addition, AMEC conducted five (5) stand-alone trade-off studies to consider opportunities to optimize the design of the project.  These studies related to a concentrate pipeline to a Pacific port, grid power supply alternatives, the use of larger trucks and shovels in the mine, the use of a single-line semi-autogenous and ball mill grinding circuit, and the use of larger flotation cells.  Where applicable, the results of the trade-off studies were incorporated into the cost update.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project.  The offer to sell its interest shall be made first to Copper and then to Teck at a price to be determined by Minnova.  In the event that neither Copper nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to Copper and Teck.

Either Copper or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study.  Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, Copper or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

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

If Minnova sells its interest, pursuant to the Shotgun Offer, Copper shall pay Minnova 48% of the value of Minera Petaquilla.

If Copper sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, Copper shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and Copper sells its interest, pursuant to the Shotgun Offer, Copper shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

Form 20-F for15-Months Ended 2007 Apr 30	Page 25

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla mineral concession from the copper mineral deposits within the Petaquilla mineral concession.  The agreement provides for PTQ, through its subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon Gold Deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

In September 2005, the multi-phase Petaquilla Mine Development Plan submitted to the Government of Panama by Minera Petaquilla, S.A. was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Petaquilla concession lands and the first phase of the Petaquilla Mine Development Plan focuses on the development of the Molejon Gold Deposit by PTQ commencing in 2006.  The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by Inmet, and, since the October 2006 Plan of Arrangement, Petaquilla Copper Ltd. (Teck’s option to acquire one-half of Petaquilla Copper Ltd.’s interest remains in force).

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Form 20-F for15-Months Ended 2007 Apr 30	Page 26

CORPORATE ENTITIES
as of October 18, 2006
(post-Plan of Arrangement)
Existing SHAREHOLDERS
Existing SHAREHOLDERS
Approximately 85.14%
PETAQUILLA MINERALS LTD. [B.C. corporation]
PETAQUILLA COPPER LTD. [B.C. corporation]
approximately 14.86%
ADRIAN RESOURCES (BVI) LTD. [BVI corporation]
PETAQUILLA RESOURCES (BVI) LTD. [BVI corporation]
PETAQUILLA MINERALS, S.A. [Panama corporation]
PETAQUILLA COPPER, S.A. [Panama corporation]
Petaquilla Other Lands
- non Ley Petaquilla Concession lands
- non Rio Belencillo Concession lands
- non Rio Petaquilla Concession lands
PETAQUILLA GOLD, S.A. [Panama corporation – holds the Molejon property interest & other potential Gold deposits within the Ley Petaquilla Concession lands]
GEORECURSOS INTERNACIONAL, S.A. [Panama corporation]
COMPANIA MINERA BELENCILLO, S.A. [Panama corporation]
- Rio Belencillo Concession lands
- Rio Petaquilla Concession lands
- These concession lands are subject to the Gold Dragon Capital Management Ltd. option agreement
- Gold Dragon has exercised their option on these Lands and is required to pay PTQ by way of Gold Dragon shares which will result in PTQ owning 20% of Gold Dragon
- Payment by Gold Dragon cannot be "closed" until PTQ is in a position to deliver title to the Lands
52 %
Teck Option to purchase 26% or one-half
MINERA PETAQUILLA, S.A. [Panama corporation]
AQUA AZURE, S.A. [Panama corporation]
LEY PETAQUILLA CONCESSION CONTRACT NO.9 LANDS [Copper Deposits]
68.8%
50.2%
49.8%
PETAQULLA POWER & WATER, S.A. [Panama corporation]

Form 20-F for15-Months Ended 2007 Apr 30	Page 27

4.D.  Property, Plants and Equipment

All our properties are in the exploration stage only, except for the Molejon gold deposit on the Petaquilla concession lands, and are without a known body of commercial ore.  The Molejon gold deposit is in the advanced development and pre-production phase.  Although an open pit mine is planned and construction of a gold processing plant is currently underway at the Molejon gold property, we currently have no mineral producing properties and have not had any revenue from any mineral producing properties in the last three fiscal years.

Petaquilla Concession, Panama

Introduction

The Petaquilla concession contains a large copper-gold porphyry system as well as an epithermal gold deposit, both amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with one epithermal gold deposit.

SAN JUAN
ZONA 1
Area 24 Kms2
SAN JUAN
ZONA 2
Area 12 Kms2
PETAQUILLA
ZONA 2
Area 66 Kms2
Lata
PETAQUILLA
ZONA 1
Area 40 Kms2
Faldalito
Petaquilla
Botija
Cuatro Crestas
Valle Grande / Vega
Botija
Abajo
West
Botija Abajo
Brazo
RIO BELENCILLO
PETAQUILLA
ZONA 3
Area 12 Kms2
Nada
Mestizo
Molejon
PETAQUILLA
ZONA 4
Area 18 Kms2
RIO SAN JUAN
GOLD TREND
SAN JUAN
ZONA 4
RIO BOCA CHICA

During a portion of the period covered by this report, we owned, through our indirect share ownership in Minera Petaquilla, S.A. (“Minera Petaquilla”), the Panamanian company holding the rights to the Petaquilla concession, a 52% interest in the Petaquilla concession.  However, on October 18, 2006, PTQ entered into a Plan of Arrangement (the “Arrangement”) with Petaquilla Copper Ltd. (“Copper”), whereby PTQ effectively transferred its interest in the copper assets within the Petaquilla concession lands to Copper.  PTQ retains the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession lands.  For a more detailed explanation, please refer to “Item 4.D. Property, Plants and Equipment - Title“.

As such, our development focuses on the Molejon gold deposit and the first phase of the mine development plan submitted and approved by the Government of Panama in 2005.  We have begun further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Petaquilla concession, and those within our wholly owned properties surrounding the Petaquilla concession.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 28

Property Location

Location, Access & Physiography

Although the Company is currently focusing on the development of the Molejon gold project located on the Petaquilla concession, it also holds the rights to 659 square kilometers of virtually unexplored land surrounding the known deposits of the Petaquilla concession. It holds various interests in the land concession areas adjacent to the Petaquilla concession including the Rio Belencillo and the Rio Petaquilla concessions.  A map of the various concession lands located in north-central Panama follows with the 136-square kilometre Petaquilla concession highlighted in the colour blue:

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 29

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 30

Close-up of the 136-square kilometre Petaquilla concession with the Molejon area cross-hatched in red:

The Petaquilla concession alone covers approximately 136 square kilometers.  Minera Petaquilla, the Panamanian company holding the rights to the Petaquilla concession, is currently owned by Petaquilla Copper Ltd. (“Copper”) and Inmet Mining Corporation (“Inmet”) with interests of 52% and 48% respectively.  However, PTQ holds the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession lands.  For a more detailed explanation, please refer to “Item 4.D. Property, Plants and Equipment – Title”.

The concession lands are located approximately 75 miles west of Panama City, 6 miles from the Caribbean coast and lie within the Donoso District of Colon Province of the Republic of Panama.   The Petaquilla concession, specifically, is located 20 kilometres inland from the Caribbean coast and elevation within the concession boundaries ranges between 70 metres and 350 metres above sea level.  The Petaquilla concession falls within the rainfall shadow of the Continental Divide and the terrain is generally rugged and covered with heavy rainforest vegetation.  The climate of the Petaquilla concession is characteristic of tropical rainforests.  Precipitation is high throughout the year with annual rainfall averaging at least 4,700 mm in the concession area.  The heaviest precipitation is evenly distributed from May to December and January to April are typically the driest months.

Access to the Molejon gold property within the Petaquilla concession is by road or helicopter.  PTQ is presently completing construction of the 28-kilometre Llano Grande–Coclesito dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site.  As part of the Llano Grande-Coclesito Road Improvement Project, the Cascajal Bridge has been completed and was inaugurated January 16, 2007, by the Minister of Public Works of Panama.  One more bridge spanning the San Juan River is near completion - supports on either side of the river are complete and the arches are being prefabricated for installation. This road replaces a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work.  While the road has initially been designed to provide access to the mine site, it will ultimately comprise part of a future expansion of the national road network connecting communities with the region.  Thirty kilometers of gravel  road connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network, and the Pan-American Highway to the south.  This road will also be upgraded to rural paved status as part of ongoing development work.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 31

Plants and Equipment

In January 2005, a base camp was erected at the Molejon gold deposit to facilitate the exploration and development program being carried out on the Molejon gold deposit.  Currently, a gold-processing surface plant that will initially utilize three ball mills and a carbon-in-pulp processing facility is under construction.  Site preparation and concrete work is well advanced and awaiting the installation of the ball mills.  The support platforms for the ball mills are complete and the ball mills currently located at the Company’s staging area in Santa Ana are expected to be moved to the plant site in mid-August 2007 for installation.  The bases for the leach tanks have also been prefabricated and are awaiting transport from the staging area to the plant site.  Plumbing and electrical work is progressing as required.

Construction personnel are currently working in four shifts 24-hours per day, 7 days per week.

Title

Petaquilla Concession – Panama

During a portion of the period covered by this Annual Report, PTQ owned, through our indirect share ownership in Minera Petaquilla, S.A. (Minera Petaquilla), a 52% interest in the Petaquilla concession.  Specifically, the Company’s 52% ownership of Minera Petaquilla was through its wholly owned subsidiary of Georecursos Internacional, S.A.  Under the Petaquilla Shareholder’s Agreement dated February 21, 1997, Teck Cominco Limited (“Teck”) had the right to acquire 50% of our interest in the Petaquilla concession, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study, which has been completed, and the provision for financing 52% of all costs through to production.  However, on October 18, 2006, PTQ entered into a Plan of Arrangement (the “Arrangment”) with Petaquilla Copper Ltd. (“Copper”), whereby PTQ effectively transferred its interest in the copper assets within the Petaquilla concession lands to Copper.  Immediately following the completion of the Arrangement, PTQ owned 20% of the issued shares of  Copper.  As at August 6, 2007, PTQ held approximately 14.86% of the issued shares of Copper.  Continuing under the terms of the Petaquilla Shareholder’s Agreement, Teck has an option to acquire one-half of Copper’s newly-acquired interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla.  The remaining 48% of Minera Petaquilla is owned by Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”).

Molejon Property – Panama

With the above noted, however, and as per the Molejon Gold Project Agreement dated June 2, 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla mineral concession from the copper mineral deposits within the Petaquilla mineral concession.  The agreement provides for PTQ, through its subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova, as to 35.135% and 64.865% respectively.

Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, PTQ with its then partners delivered a phased Mine Development Plan to the Government of Panama.  In September 2005, the multi-phase Petaquilla Mine Development Plan submitted to the Government of Panama by Minera Petaquilla was approved by Ministerial Resolution.  This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to Minera Petaquilla meeting certain other development and operational conditions on an ongoing basis. The land tenure provides for two additional 20-year terms that are also subject to Minera Petaquilla meeting certain other ongoing development and operational conditions.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 32

The Molejon gold mineral deposit, owned 100% by PTQ, forms part of the Petaquilla concession lands and the first phase of the Petaquilla Mine Development Plan focuses on the development of the Molejon gold deposit by PTQ commencing in 2006.  The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla, the joint venture company owned by Inmet and, since the October 2006 Plan of Arrangement, Petaquilla Copper Ltd. (Teck Cominco Limited’s option to acquire one-half of Petaquilla Copper Ltd.’s interest remains in force).

Mineral Properties – Other

PTQ holds various interests in other land concession areas adjacent to the Petaquilla concession in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005, and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of PTQ’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying PTQ $1,152,400. This sum is payable in shares of Gold Dragon.

Exploration History

The Petaquilla concession has been investigated since 1968 when the potential for copper porphyry mineral deposits within the area was first recognized by members of a United Nations Development Program team carrying out a regional geological and geochemical survey of central Panama.  The U.N. team subsequently completed 37 short diamond drill holes totaling 9,000 feet on the newly discovered Petaquilla, Botija and Vega deposits.  In July 1969, the Panamanian government tendered the exploration rights to the Petaquilla concession area to international bidders and, in July 1971, the concession was awarded to Panama Mineral Resources Development Co. Ltd. ("PMRD"), a consortium of seven Japanese copper companies.  An extensive drill program consisting of 51 diamond drill holes totaling 41,500 feet, followed by preliminary reserve calculations, metallurgical test work and a positive feasibility study (based on a mill rate of 18,000 tonnes/day) was completed on the Petaquilla and Botija deposits by PMRD in 1977, and was subsequently updated in 1979.  The project was was abandoned thereafter due to difficulties in negotiating a development agreement with the then Panamanian government under the mining statute in effect at the time.

No further development occurred until the Petaquilla concession was granted to Georecursos Internacional, S.A., a former subsidiary of PTQ, in August 1991.

Neither the United Nations nor PMRD analyzed their drilling and surface sampling for gold.  As such, the only existing gold data is that accumulated by us.  Drilling to date has shown that the distribution and intensity of gold values within mineralized zones varies directly with areas of elevated copper and depleted molybdenum contents.

Exploration - Results Obtained by Us or on Our Behalf

A program of rock sampling and geochemical surveying was carried out by Inmet Mining Corporation in late 1990, followed by the establishment of 60 line-miles of surveyed grid (the "Faldalito-Petaquilla grid").  After assuming operation of the Petaquilla concession in May 1992, we undertook a comprehensive exploration program involving line cutting, ground magnetic surveying, soil geochemistry and diamond drilling.  This work focused on corroborating the reported grade of copper-molybdenum mineralization in the Botija and Petaquilla deposits, evaluating their gold potential, testing their tonnage and grade potential along strike, to depth and up-dip, and carrying out the groundwork necessary for developing drill targets outside the limits of the two deposits.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 33

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 32.4 line-miles of additional grid were cut and surveyed between April and July 1992.  A total field magnetic survey was carried out over all cross lines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 50 metre intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totaling 6,970 feet were drilled in August and September 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

The bulk of the 1993 exploration program consisted of diamond drilling.  Forty-six holes totaling 10,296.95 metres were drilled on the Petaquilla, Botija, Botija Abajo and Vega deposits.  Approximately two-thirds was drilled on the Botija deposit, demonstrating the continuity of mineralization in the relatively high grade West/Main Zone and confirming that this zone remains well-mineralized and open down-dip to the north.  The systematic evaluation of mineralization in Botija's East Zone was begun and an initial hole in its Central Zone intersected grades and degrees of thickness in excess of those initially expected by us.

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

Concurrent with this diamond drilling, a program of soil sampling, prospecting and geological mapping was carried out at the Botija Abajo, Brazo and Medio areas of the Petaquilla concession.

Our 1994 exploration program on the Petaquilla concession was successful in expanding reserves, discovering new deposits and outlining new, prospective zones of mineralization and anomalous geochemistry.  Reserves at the Petaquilla and Botija deposits were expanded and delineated by additional diamond drilling.  New zones of porphyry copper-gold and skarn mineralization were added to the existing mineralization at the Vega deposit.  Soil grid extensions, geological mapping and geophysics led to the discovery of a significant epithermal gold-silver deposit at Molejon.  Follow-up drilling at Brazo defined significant porphyry copper-gold mineralization.  Geological mapping and geochemical surveys established new zones of mineralization at Botija Norte and Lata.

Forty-five per cent of the 1994 drilling on the concession was directed at the Botija deposit.  Most of this was infill drilling in the West/Main zone and focused on upgrading the reserves to measured and indicated status.  Six successful drill holes in the Central zone added new reserves to the deposit.  Three of these holes bottomed in mineralization due to faulted ground.  One step-out hole drilled in the East zone extended the mineralized zone to the east.

The Petaquilla deposit received 2448.48 metres of infill and stepout drilling in eight holes in 1994.  This drilling further defined reserves throughout the deposit.  Breccia bodies along the granodiorite-andesite contact have been noted as important controls for mineralization at this deposit, particularly in the Southwest zone.

Follow-up mapping and prospecting of the soil geochemical anomalies in the Rio Molejon area discovered gold mineralization in Quebrada Molejonose.  Following the discovery, 4156 metres of drilling was completed.  The Molejon deposit consists of three sub-parallel, northeast-striking, gently southwest-dipping, quartz vein breccia zones in a sequence of feldspar-quartz porphyries and andesitic volcanics.  All three of these zones are exposed at, and remain near, the surface laterally and down-dip.  The attitude and location of these breccia zones should make them amenable to bulk-tonnage, open-pit mining with low stripping ratios.  The Molejon gold deposit also remains open laterally and down-dip.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 34

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

In addition to these deposits, there are several areas throughout the Petaquilla concession that we consider merit further examination.  There are extensions to the Petaquilla geochemical anomaly in the Faldalito area that have not been fully tested.  Prospecting and extensions to the soil grid north of the Botija deposit have identified a large area of anomalous copper-gold-molybdenum soil geochemistry.  Andesitic volcanics intruded by altered and copper-mineralized porphyritic granodiorites have been mapped in the Botija Norte area.  Two drill holes were collared in this zone and intersected limited mineralization within altered granodiorites that are similar to those in the Botija deposit.

To the end of 1995, a total of 506 drill holes totaling 101,311 metres had been completed on Petaquilla concession’s nine deposits (Petaquilla, Botija, Valle Grande, Molejon, Botija Abajo, Brazo, Nada, Faldalito and Cuatro Crestas) and various other mineral occurrences.  We had also completed prospecting and preliminary soil sampling on approximately 80% of the Petaquilla concession and ground magnetics surveying on approximately 70% of the Petaquilla concession by the end of 1995.

Between January and May 1996, a 120-hole program of feasibility study diamond drilling was carried out on the Petaquilla, Botija and Valle Grande deposits.  The program included approximately 36 condemnation holes at proposed sites for waste dumps, stockpiles, tailings facilities and the milling complex.  Throughout the rest of 1997, Teck Cominco Limited continued its work on the final feasibility study on these deposits as well as the Molejon gold deposit.  The 1997 feasibility study work program included:

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 35

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

In December 2004, we resumed exploration and development of identified gold targets within the Petaquillc concession and, by January 2005, had a base camp established in preparation for a survey and trenching program.  The Molejon gold deposit was subsequently surveyed and trenched to better understand gold metallurgy and potential open pit configurations.  The topography of the Molejon property was mapped over a much wider area than previously and the information gathered was used in the next phase of designing the planned open pit.  With respect to the trenching program, in excess of 5,000 metres of trenching was completed in 2005 with over 3,000 samples collected and assayed.  The trenching program allowed us to better analyze the metallurgy, particularly the gold mineralization, occurring at the surface. The results provided information used to define the placement of drill holes as we advance towards a feasibility study.

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 36

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

In October 2005, we received a National Instrument 43-101 compliant mineral resource estimate on the Molejon gold deposit from SRK Consulting (Canada) Inc. (“SRK”).  SRK estimated inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au.  Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in the following table.

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

Based on the results of the resource estimate, SRK recommended that PTQ proceed with the planned infill drill program, use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results, and complete specific gravity and mineralogical testwork.  Upon completion of this work, a re-estimation of resources would be warranted in preparation for subsequent engineering studies.  Additional metallurgical and geotechnical work was also recommended in preparation for future engineering work.

The October 2005 SRK report represents an increase of 35% over a pre-National Instrument 43-101 resource estimate of 7.8 million tones grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

In January 2006, during a follow-up trenching program on the Molejohn gold deposit, a 200-metre strike length of high-grade gold mineralization in the Central Zone was delineated.  Overall, the trenching program resulted in a significant reinterpretation of the Molejon mineralization - three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit.

At the same time, we commenced, and during the course of 2006 we completed, a 14,005-metre diamond-drilling program at the Molejon gold deposit.  The drilling program was threefold.  First, the majority of drilling or 11,398 metres consisted of infill drilling in the southern part (the starter pit area) of the deposit to bring the separation between existing drill holes down to 20 to 35 metres.  The Molejon gold depost was previously diamond drilled in a 124-hole program conducted by Teck, Inmet and PTQ (formerly Adrian Resources Ltd.) in 1994-95 on 50-metre grid lines with 40 to 70 metres between holes.  Second, additional resource drilling totaling 1,627 metres was performed on areas where trenching had identified new targets.  Third, the remaining approximately 980 metres focused on condemnation drilling and established the location for the 2,200 tonne per day plant currently being constructed.  Geotechnical drilling was also performed in order to characterize construction conditions.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 37

One of the Company’s objectives when it commenced the 2006 drill program was to confirm the location of the starter pit and to upgrade SRK’s October 2005 inferred mineral resource estimate to an indicated and measured category.  In April 2007, the Company received a National Instrument 43-101 compliant gold resource estimate completed by AAT Mining Services (AquAeTer, Inc. dba AAT Mining Services) that significantly upgraded the prior resource estimate of 893,000 ounces of Inferred gold ounces.  The new resource calculation outlined 447,879 ounces of Measured resources, 161,379 ounces of Indicated resources and 506,294 ounces of Inferred resources at the Molejon Gold deposit.  AAT Mining Services also estimated that 179,934 ounces of the Measured and Indicated ounces contained in the low-grade material have potential for blending with the high-grade to achieve an optimum mill feed without loss of resources. Moreover, drilling confirmed the high-grade area of 1.667 mm tonnes grading 5.0 g/tonne at a cutoff grade of 2.5 g/tonne.

Category	Tonnage	Cut-off (g/tonnes)	Average Grade	Ounces
Measured	10.236 Mio	0.3	1.37	447,879
Indicated	7.327 Mio	0.3	0.69	161,379
Inferred	22.2 Mio	0.3	0.71	506,294

The 506,294 ounces of gold presently defined as Inferred resources are currently being evaluated by infill drilling to 25 metre centres with an aim to convert this resource to Measured and Indicated resources for the Molejon Gold Plant Expansion Feasibility Study. Most of these mineralized drill holes are 50 to 75 metres away from Measured and Indicated mineralized resources.  The on-site Qualified Person, Sean C. Muller, P. Geo., observed and verified that the 2006 drilling and laboratory procedures on the Molejon gold project met or exceeded National Instrument 43-101 standards.  Strict Quality Assurance and Quality control protocols were defined and implemented under his supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

More than 120 new test holes were used to update SRK’s October 2005 resource estimate.

The second objective was to test for additional mineralization.  The additional resource drilling discovered another deeper mineralization trend north of the known resource at Molejon. This new trend, known as the NW Deep, exhibits two cohesive blocks of mineralization, one near the surface and another at a depth of approximately 100 metres. The extension of the known mineralization trends to the NNE, and the WSW continues to be extended through step-out drilling.

The third objective was to confirm the location of the gold processing plant.  Thus, condemnation drilling was conducted to ensure that ore zones do not underlie the proposed plant, related infrastructure, and tailings impoundment sites.

In addition, the results obtained from both the 1994-95 and 2006 diamond-drilling programs will be used to assist in the completion of pit modeling and a feasibility study.

Outlook – 2007

Botija Abajo

Drilling continues at the Botija Abajo copper gold deposit, held by Minera Petaquilla, and located two kilometers from the Botija porphyry copper deposit and 3.4 kilometers northeast on strike from PTQ’s wholly-owned Molejon epithermal gold deposit.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 38

A gold-bearing epithermal system atop what appears to be supergene copper oxide deposit has been uncovered.  More than 120,000 ounces of medium grade gold appears evident and accelerated infill drilling is underway in an attempt to outline Measured and Indicated resources.  The area is characterized by a sulfide-enriched, granodioritic intrusion that appears to be capped by an extensive oxide zone of copper mineralization. The prior, widely-spaced, drilling program at Botija Abajo intercepted significant amounts of pyrite and chalcopyrite with minor gold indicating the outer zone of a copper-gold porphyry.  Recent drilling, however, intercepted significant chalcocite (oxide copper) beneath epithermal gold mineralization.

Trenching early in 2006 was initiated along a north-south aligned array on a much closer scale than the previous drill program.  The trenches delineated strong surface gold mineralization in the eastern half of the project area with a distinct extension to the west.  Subsequently, the main zone of surface mineralization was targeted for new drilling.  Drilling results received thus far generally confirm and add significant depth to the mineralization defined via trenching.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 39

Map of the project area:

The Company and Petaquilla Copper Ltd. have jointly undertaken to evaluate the metallurgy of the gold oxide cap, as potential mill feed for the Molejon gold processing plant.  Compilation of metallurgical data has been assigned to Lakefield Laboratories to ascertain the copper oxide recoverability and several additional holes are planned for the gold-copper deposit. Metallurgical testing will be necessary to determine process amenability and estimated recoveries.

Molejon

In early 2007, the Company continued drilling by commencing a minimum 40,000 metre exploration and development diamond-drill program focusing on the 20 square kilometer area knows as the El Real Trend, which includes the Molejon, Mestizo and Botija Abajo properties, and is open in three directions.  Six drill crews are currently operating – four from Rodio Swissboring Company and two from Canchi Perforaciones.

The Company’s strategy in 2007 is to define further Measured and Indicated resources at the Molejon gold deposit and, in conjunction with Petaquilla Copper Ltd., to expand the resource evaluation at Botija Abajo, as well as at other targets such as Mestizo and Lata, where gold mineralization has ben discovered.  The goal of the projected overall 70,000 metres of drilling is to identify more than 1.5 million ounces of total resources.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 40

Achieving this resource target would justify expansion of the presently under-construction Molejon gold-procession plant from 2,200 tonne/day milled to 5,000 tonne/day.

Ongoing work also continues on resource/reserve calculations, engineering design of the process plant and tailings pond, and numerous studies related to environmental compliance and land use planning as the Company advances towards production.

Regional and Local Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits.

Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla concession lying at the southern limit of a 400 square kilometre batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence.  The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite.  The Petaquilla and Botija deposits are centered on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

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

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centred four kilometers apart on an east-west trend within the Petaquilla concession.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite, and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 41

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 42

Mineralization

LEYEND
DEPOSITS
Au MINERALIZATION
Cu/Au Mineralization
MOLYBDENUM ANOMALY
PETAQUILLA BATHOLITH
RIVERS
MOLEJON AREA
CONCESIONS
GOLD DRAGON
MINERA PETAQUILLA
PETAQUILLA MINERALS
N
Caribbean
Sea
1:75,000
0 1 2 4
Miles
ORO DEL NORTE
ZONA 4
Area = 16 Kms2
ORO NORTE
ZONA 2
Area = 32 Kms2
ORO DEL NORTE
ZONA 3
Area = 160 Kms2
ORO DEL NORTE
ZONA 1
Area = 28 Kms2
RIO PETAQUILLA
ZONA 2
Area = 10 Kms2
LA ESPERANZA
ZONA 1
Area = 40 Kms2
LA ESPERANZA
ZONA 2
Area = 66 Kms2
SANTA LUCIA
ZONA 1
Area = 70 Kms2
RIO BELENCILLO
ZONA 1
Area = 18 Kms2
RIO PETAQUILLA
ZONA 1
Area = 11 Kms2
PETAQUILLA
ZONA 2
Area = 66 Kms2
SAN JUAN
ZONA 1
Area = 24 Kms2
SAN JUAN
ZONA 2
Area = 12 Kms2
SANTA LUCIA
ZONA 2
Area = 90 Kms2
PETAQUILLA
ZONA 1
Area = 40 Kms2
PETAQUILLA
ZONA 3
Area = 12 Kms2
PETAQUILLA
ZONA 4
Area = 18 Kms2
RIO BELENCILLO
ZONA 2
Area = 18 Kms2
SAN JUAN
ZONA 4
Area = 12 Kms2
SAN JUAN
ZONA 5
Area = 54 Kms2
ORO DEL SUR
ZONA 1
Area = 240 Kms2
Palmilla
Botija
Botija Abajo
Cuatro Crestas
Molejon

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 43

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

The Petaquilla concession, or certain parts of it, have been the subject of a preliminary feasibility study by Kilborn completed in August 1994, a production scoping study by Fluor Daniel Wright completed in February 1996 and updated in August 1996 and a final feasibility study by H.A. Simons Ltd. completed in January 1998, the last of which being the most current is reviewed below.

Final Feasibility Study – Petaquilla Concession Copper Deposit

In January 1998, H.A. Simons Ltd. ("Simons") on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" – non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.

The Final Study was prepared prior to the introduction of National Instrument 43-101, and refers to categories of reserves which are not the same as those contained in the current National Instrument.  The 1998 Feasibility Study refers to “measured and indicated mineable reserves”, which we believe are reliable and relevant.  PTQ is of the view that such categories are materially equivalent to “proven” and “probable” mineral reserves in the current National Instrument.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 44

The following information is summarized from the Final Study.

Conclusion / Reserves

In the Final Study, Simons reviewed only the Petaquilla, Botija and Valle Grande deposits and referred to measured and indicated reserves in its calculation of economically mineable reserves.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) total 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver.  Reserves were calculated using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  Based on an estimated optimum throughput of 120,000 tonnes per day for open pit mining of the three deposits, which would result in a projected mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.  The recoverable payable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low grade stockpile.

The Final Study examined the Molejon deposit as an alternate case and did not include production therefrom in its base case analysis.

Metallurgy

The Final Study estimated average recoveries of 90% for copper, 58% for gold and 62% for molybdenite.

Operating Plan

The Final Study examined development of the Petaquilla, Botija and Valle Grande deposits as an open pit operation to produce copper, gold and molybdenum flotation concentrates, based on a throughput rate of 90,000 tonnes per day for a mine life of 29 years and a throughput rate of 120,000 tonnes per day for a mine life of 23 years.

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

In May 2006, Teck, on behalf of the shareholders of Minera Petaquilla, S.A. commissioned AMEC Americas Limited (AMEC) to update the capital and operating cost estimates and the financial analysis originally prepared in January 1998 by Simons for the Petaquilla Project 120,000 t/d Feasibility Study, on the Petaquilla concession to more accurately reflect current prices and technological advances.  AMEC’s scope of work included an update of the existing pre-production and sustaining capital costs, an update of the operating costs and an update of the financial model.  In addition, AMEC conducted five (5) stand-alone trade-off studies to consider opportunities to optimize the design of the project.  These studies related to a concentrate pipeline to a Pacific port, grid power supply alternatives, the use of larger trucks and shovels in the mine, the use of a single-line semi-autogenous and ball mill grinding circuit, and the use of larger flotation cells.  Where applicable, the results of the trade-off studies were incorporated into the cost update.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 45

The estimated cost to construct, install and commission the facilities described in the report is US $1.592 billion dollars.  This amount covers the direct field costs of executing the project, plus the owners and indirect costs associated with design, construction and commissioning.  Working capital requirements and escalation total US $116 million, bring the overall capital cost of the project to US $1.708 billion.  The cost update has also concluded cash operating costs in years 1 to 10 will be US $0.76 per pound of copper produced.

The above discussion regarding the Final Feasibility Study – Petaquilla Concession Copper Deposit has been included in this Annual Report not because PTQ was a shareholder in Minera Petaquilla, S.A. during a portion of the period covered by this Annual Report but because the Company, as per the Molejon Gold Project Agreement dated June 2, 2005, has the rights to the Molejon gold deposit and other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession subject to a specified and graduated Net Smelter Return payable to Teck Cominco Limited and Minnova.  The agreement provides for PTQ, through its subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova (Panama) Inc., a wholly-owned subsidiary of Inmet Mining Corporation.

Doing Business in Panama

The following briefly summarizes our understanding of the economic and political climate in Panama based on research and information compiled by us from various sources we believe to be reliable:

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

We note that the comparative overall country risk rating for Panama by The Economist Intelligence Unit is in the low mid-range, both globally and regionally, as follows:

	Overall Country Risk Rating (AAA=least risky, D=most risky)	Overall Country Risk Score (0-12=least risky, 89-100=most risky)
Argentina	B	49-62
Bolivia	B	49-62
Brazil	BB	39-52
Chile	A	19-32
Columbia	BB	39-52
Costa Rica	BB	39-52
Ecuador	CCC	59-72
Guatemala	BB	39-52
Honduras	B	49-62
Mexico	BBB	29-42
Peru	BBB	29-42
Panama	BBB	29-42
Venezuela	B	49-62
Source: The Economist Intelligence Unit Risk Ratings Review March 2007 Issue

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 46

Rating Band Characteristics
AAA	Capacity and commitment to honouring obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honouring obligations not in question.
A	Capacity and commitment to honouring obligations strong.
BBB	Capacity and commitment to honouring obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honouring obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honouring obligations currently, but very susceptible to changes in economic climate
CCC	Questionable capacity and commitment to honouring obligations. Patchy payment record.
CC	Somewhat weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on some obligations.
C	Weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honouring obligations. Poor payment record. Currently in default on significant amount of obligations.

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 47

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

The Fiscal Code of the Republic of Panama indicates certain expenses, which may be deducted from the income tax, applicable to companies conducting mining activities.  Additionally, the Code of Mineral Resources establishes certain expenses related to said activities that may be deducted from income tax as well.

There are currently no significant restrictions on repatriation from Panama of earnings to foreign entities other than the income tax and the dividends tax referred to above.  There are currently no currency exchange or foreign investment restrictions of material significance.

Based on our understanding of current Panamanian environmental laws and regulations, we do not anticipate that such laws will have any adverse material impact on any operations we may conduct in the future.  Based on Geochemical Analysis and Reporting, we anticipate that the Company’s Molejon gold project will meet or exceed the effluent and leachate requirements of Panamanian environmental laws and regulations.  The Company will be using a Carbon in Pulp floatation process, which allows in process cyanide destruction before effluent is discharged.  This process is inherently safer and more controllable than traditional acid and cyanide open-air heap leach processing.  Any acidity produced at the experimental pH is expected to be buffered by the receiving waters around the Molejon project, which have a pH between 7.4 and 7.8 and total alkalinity between 15 mg/L and 27 mg/L (as CaCO3).  Results for both tails and waste rock leachate indicate that the Molejon Project will have net acid neutralizing potential.  The results of the continuous tests showed that the INCO SO2 cyanide destruction method is an efficient process for decreasing the total cyanide concentrations in the Petaquilla CIP leach pulp.

The foregoing laws of general application apply to our Panamanian mineral properties other than the Petaquilla concession which is governed primarily by the Ley Petaquilla.  See "Item 4 - Information on Our Company - B. Business Overview".

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars and, as a result, foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 48

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.  Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to a significant extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  We do not currently have any producing properties and, with the exception of our Petaquilla concession which is the subject of a bankable final feasibility study, our current operations on our various properties are exploratory searches for mineable deposits of minerals.  We are hopeful the Molejon deposit development work will both expand the reserves and classify the reserves as proven mineral reserves.  However, there is no guarantee such results will be obtained.  During the 15-months ended April 30, 2007, we were primarily engaged in the continued development of our Molejon property in Panama.  As a result, our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control.  See "Item 3 -  Key Information – 3.D. Risk Factors”.

15-Months Ended April 30, 2007, Compared to Fiscal Year Ended January 31, 2006

We did not generate revenue from operations during the 15-months ended April 30, 2007, and fiscal year ended January 31, 2006.  Expenses for the 15-months ended April 30, 2007, were $28,841,783, a substantial increase from $2,538,350 for the year ended January 31, 2006.  The increase in expenses is primarily due to the escalation of our operations at the Molejon gold deposit as we move the project towards production.  Increased levels of operations including drilling, equipment procurement, plant construction, and construction of roads, bridges and other infrastructure have also led to increased general and administrative costs.  Our largest cash outflow in the 15-months ended April 30, 2007, was capitalized expenditures relating to our mineral properties of $19,387,844, as compared to $2,197,611 (expensed) in the prior year.  Stock-based compensation, a non-cash expense, increased to $20,386,270, compared to $410,301 in the prior year, as a result of options granted and vested during the period, options previously valued at grant date and revalued at approval date, and options arising from the Plan of Arrangement that were revalued on the Plan of Arrangement date.

During the 15-months ended April 30, 2007, we recorded a foreign exchange loss of $836,847, a gain on the sale of marketable securities of $21,191, interest income of $352,880, interest on long-term debt of $68,239, asset usage fees of 103,348, a loss of $1,773,000 from equity investment, and a gain of $3,080,000 on dilution of equity investment.  During the fiscal year ended January 31, 2006, we recorded a foreign exchange loss of $77,647 and interest income of $48,239.

The net loss for the 15-months ended April 30, 2007, was $27,962,450 or $0.35 per share (2006 – loss of $2,567,758 or $0.05 per share; 2005 – loss of $1,798,273 or $0.04 per share).

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 49

Fiscal Year Ended January 31, 2006, Compared to Fiscal Year Ended January 31, 2005

We did not generate revenue from operations during the years ended January 31, 2006, and 2005.  Expenses for the year ended January 31, 2006, were $2,538,350, a substantial increase from $1,890,679 for the year ended January 31, 2005.  The increase in expenses was primarily a response to our renewed interest in copper/gold properties such as our Ley Petaquilla concession.  During the year, we commenced operations on the Molejon gold deposit, which contributed to increases in general and administrative costs.  Our largest cash outflow in the year ended January 31, 2006, was capitalized expenditures relating to our mineral properties of $2,197,611, as compared to $Nil in the prior year.  Stock-based compensation, a non-cash expense, decreased to $410,301 compared to $716,876 in the prior year, as a result of option grants during the year that have been deferred.

During the year ended January 31, 2006, we recorded a foreign exchange loss of $77,647 and interest income of $48,239. During the year ended January 31, 2005, we recorded a foreign exchange loss of $79,147, interest income of $18,266, a gain on redemption of performance bond of $198,142, and a write-down of property and equipment of $44,855. In April 2004, we agreed with Madison Enterprises Corporation (“Madison”), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying us for lease costs of approximately $62,000 per year for four years for its former premises.

The net loss for the year ended January 31, 2006, was $2,567,758 or $0.05 per share (2005 – loss of  $1,798,273 or $0.04 per share; 2004 – loss of $811,190 or $0.02 per share).

Fiscal Year Ended January 31, 2005, Compared to Fiscal Year Ended January 31, 2004

We did not generate revenue from operations during the years ended January 31, 2005, and 2004.

Expenses for the year ended January 31, 2005, were $1,890,679, a substantial increase from $726,887 for the year ended January 31, 2004. The increase in expenses are primarily a response by our company to improving copper prices, which have caused renewed interest in copper properties such as our Petaquilla property.  During the latter part of the previous fiscal year, we resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal costs, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.  Our largest cash outflow in the year ended January 31, 2005, other than the increase in the performance bond, was a result of general and administrative expenses of $1,890,679.  Stock-based compensation, a non-cash expense, increased to $716,876 compared to $242,469 in the prior year, as a result of option grants during the year and our company's adoption of fair value based accounting for all stock based compensation.  Expenditures relating to resource properties during the year were $Nil, as compared to $Nil in the prior year, due to a resumption of activity on the Molejon property during the year.  We also received net proceeds of $424,200 from the issuance of capital stock compared to $2,043,947 in the previous year.   During the year ended January 31, 2004, our largest cash outflow was a result of general and administrative expenses of $726,887.

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 50

5.B.  Liquidity and Capital Resources

In our management's view, given the nature of our activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning us relates to our current liquidity and capital resources.  We do not currently own or have an interest in any mineral producing properties and have not derived any revenues from the sale of gold, copper or other materials in the last three financial years.  Our principal property, the Petaquilla concession, is located in Panama, and as a result our operations on the property may be subject to additional risks, which are more fully described in "Item 3 - Key Information – 3.D. Risk Factors".

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

At April 30, 2007, we had a working capital deficiency of $4,220,761 (January 31, 2006 – working capital of $8,689,060).  We recently raised funds from two private placements but will have to raise additional funds to meet our planned corporate and administrative expenses for the coming year and to undertake ongoing development and further exploration of the Molejon gold deposit.  Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of PTQ to continue as a going concern.

Other than as discussed herein, we are not aware of any trends, demands, commitments, events or uncertainties that may result in our liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in our liquidity will be substantially determined by the timing of any production decision on our Petaquilla concession.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 51

April 30, 2007, Compared to January 31, 2006

At April 30, 2007, our current assets totaled $1,218,418 compared to $9,240,156 at January 31, 2006.  The decrease is primarily attributable to financing expenditures on capitalized project development, which increased substantially during the 15-month period.

At April 30, 2007, total liabilities were significantly higher at $10,538,364 compared to $551,096 as at January 31, 2006.

Our working capital deficiency was $4,220,761 at April 30, 2007, as compared with working capital of $8,689,060 at January 31, 2006.  As at April 30, 2007, we had long-term debt totalling $699,185 as compared to no long-term debt as at January 31, 2006.

At April 30, 2007, we had total assets of $45,375,983 as compared with $12,807,172 at January 31, 2006.  This is primarily a result of increases in capitalized project development costs and property plant and equipment.

Share capital as at April 30, 2007, and January 31, 2006, was 89,876,951, and 70,246,303, respectively.

Our largest cash outflows in the 15-months ended April 30, 2007, and fiscal year ended January 31, 2006, were due to general and administrative expenses of $28,841,783 and $2,538,350, respectively.

The most significant contributions to working capital in the 15-months ended April 30, 2007, came from the issuance of capital stock upon the exercise of stock options and warrants, which provided net proceeds of 8,879,191.01 and from equity financing, which provided gross proceeds of $22,560,000.  The most significant contribution to working capital in the year ended January 31, 2006, was from an equity financing providing proceeds of $8,933,334.

In October 2006, we completed a non-brokered private placement issuing 9,400,000 Units at a price of $2.40 per Unit, for gross proceeds of $22,560,000.  Each Unit consisted of one common share and one transferable share purchase warrant aggregating 9,798,000 warrants with the inclusion of the issued compensation warrants.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $3.00 per share until the warrants expire on October 17, 2011.  We paid finders’ fees of $956,800 for net proceeds of $21,603,200.

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

Share capital in shares issued as at January 31, 2006, and 2005 was 70,246,303 and 51,264,537, respectively.

Our largest cash outflows in the fiscal years ended January 31, 2006, and 2005 were due to general and administrative expenses of $2,538,350 and $1,890,679, respectively.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 52

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

We prepare our financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that we would have followed had our financial statements been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").  The significant measurement differences between Canadian and U.S. GAAP, which affect our financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had we presented our financial statements in accordance with U.S. GAAP, our losses would have increased in the 15-months ended April 30, 2007, by $31,236,455.  For the fiscal year ended January 31, 2006, our losses would have increased by $2,389,769.  They would have neither increased nor decreased for the fiscal years ended January 31, 2005, and 2004.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 53

Under Canadian GAAP, the marketable securities held by us are recorded at the lower of cost and net realizable value.  Under U.S. GAAP, the investments are classified as "available-for-sale" securities and recorded at market value.  The accumulated difference between cost and market value is recorded as part of comprehensive income.

Outlook

For the remainder of the fiscal year ending April 30, 2008, our activities will focus on the development of the Molejon gold project in order to bring the deposit into production.  Based on our existing working capital, we expect to require additional financing during the upcoming fiscal year.  We had no material commitments for capital expenditures at the end of our most recent fiscal year.

5.C.  Research and Development, Patents and Licenses, etc.

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.D.  Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

5.F.  Disclosure of Contractual Obligations

With respect to contractual obligations, the Company is committed in the fiscal year 2008 to the following plant and equipment acquisitions related to the gold-processing plant currently under construction at the Molejon gold deposit:

Gold Recovery Equipment	$4,981,000
Generators	$3,345,000
Other Support Items	$1,788,000
Other Construction in Progress	$1,428,000

In addition, we have one commitment relating to our leasehold obligation for our office premises.  During the period ended April 30, 2007, we entered into a five-year lease (commencement date:  September 1, 2006) for office premises at an estimated annual cost of $66,240 (approximately $331,200 over five years) as of January 1, 2007.  From October 18, 2006, the office leasing costs have been split equally between the Company and Petaquilla Copper Ltd., as a result of the Plan of Arrangement.  Therefore, the estimated annual cost of the office premises lease is approximately $33,120 to the Company.

Furthermore, during the period ended April 30, 2007, the Company entered into a contract relating to an environmental impact study.  The amount payable at the end of the contract is $131,776.

On a related matter to commitments and contingencies, Geneva Gold Ltd. has claimed for loss in share value said to be caused by the Company’s news release announcing that the agreement with the Company has been rescinded.  The amount of the counter-claim has not been quantified, and according to Company counsel it is too early to provide an opinion on either party’s changes of success as discoveries have yet to take place.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 54

5.G.   Safe Harbour

Except for historical information contained herein, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, which involve certain risks and uncertainties.  Forward-looking statements are included with respect to, among other things, our current business plan and strategy and strategic operating plan. These forward-looking statements are identified by their use of such terms and phrases as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “anticipates,” “anticipated,” “should,” “designed to,” “foreseeable future,” “believe,” “believes” and “scheduled” and similar expressions.  Our actual results or outcomes may differ materially from those anticipated.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  For any forward-looking statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following information is about our directors and members of senior management, including names, business experience, offices held and principal business activities performed outside our company.

Ralph Ansley

Dr. Ralph Ansley (b. June 8, 1930) was appointed to the Board of Directors of our company on June 6, 2006.  Dr. Ansley formerly served on the Company's Advisory Board and is based in Sydney, Australia, where he acts as a consultant to the mining industry.  He is the former manager of Mining and Metals Engineering for Bechtel and has over 40 years experience in the mining industry.

Robert Baxter

Mr. Robert Baxter (b. April 23, 1959) was appointed to the Board of Directors of our company on June 11, 2007.  Mr. Baxter has over 23 years of experience, principally in Latin America, in the mining industry and he currently also holds the offices of President and director of Norsemont Mining Inc. as well as director of Chariot Resources Limited.  Mr. Baxter was previously the General Manager of Baxter Consultants Engineering, a consulting company providing project appraisals to mining companies located primarily in Peru, from September 2000 to June 2002. From May 2000 to September 2000, he held the position of Business Development Coordinator Americas for North Limited, a senior Australian mining company acquired by Rio Tinto, PLC in October 2000. Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999.  He has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

John Cook

Mr. John Cook (b. August 30, 1943) was appointed to the Board of Directors of our company on February 15, 2006, and as Chairman of the Board of Directors on April 14, 2007.  Based in Sydney, Australia, he is an Equity Consultant with over 40 years of experience as an institutional and high net worth adviser, specializing in raising capital for mining companies.  He has held directorship positions for Inform Energy and Renewal Energy Company.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 55

Richard Fifer

Mr. Richard Fifer (b. January 23, 1957) is a Panamanian citizen and a U.S-trained geologist.  He has served on the Board of Directors of our company from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present.  In addition, he has acted as our Chief Executive Officer from December 14, 2004, to March 23, 2005, and from April 14, 2007, to date.  Since 1994, he has been President of Geoinfo, S.A., a Panamanian company that provides GIS (mapping) technology and solutions.  He was Chairman and President of CODEMIN, Panama’s state mining company, from January 1997 to January 2000.  Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador-at-large from March 2002 to September 2003.  He was also Governor of the Province of Cocle, Panama, from March 2002 to September 2003.  Mr. Fifer holds a B.Sc. in both Geology and Geophysical Engineering and a M.A. in Finance.

Tony M. Ricci

Mr. Tony Ricci (b. November 30, 1962), a Chartered Accountant, was appointed interim Chief Financial Officer of our company on November 3, 2006.  He has over 20 years of practice experience, mainly with public companies listed on Canadian and US stock exchanges.  His expertise involves auditing and corporate structure advice including the structuring of subsidiaries in Latin America.  Previously, he  worked as a Manager with AMEC Inc. (formerly H.A. Simons Ltd.) and KPMG as a Senior Accountant.  He has also acted as a director or officer of numerous Toronto Stock Exchange (TSX) and TSX Venture Exchange listed companies.  Mr. Ricci provides Petaquilla with extensive experience in the areas of corporate finance, acquisitions, financial reporting, corporate governance and accounting, and corporate structure advice.

Graham H. Scott

Mr. Graham Scott has served as the Company’s Corporate Secretary since January 18, 2006.  He is a partner in the law firm of Vector Corporate Finance Lawyers based in Vancouver, BC, Canada, and he has over 25 years experience as a resource and corporate finance lawyer plus eight years of practical experience as an exploration geologist.  Mr. Scott represents many Canadian public companies listed on the TSX and TSX Venture Exchanges, in addition to clients in the corporate finance business.  In his work representing clients in the mining industry, he has negotiated and prepared participation and joint venture agreements for properties throughout the world.  He holds a B. Sc. in Geology as well as a M.A. in Economic Geology and an LL.B.

Marco Tejeira

Mr. Marco Tejeira (b. November 10, 1957) was appointed to the Board of Directors of our company on April 25, 2005.  Mr. Tejeira is a Panamanian citizen residing in Panama, where he graduated in law from the University of Santa Maria La Antigua.  He is a legal practitioner and senior partner in the Panamanian law firm of Grimaldo and Tejeira.  He has extensive commercial experience in the Americas.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 56

6.B    Compensation

During the 15 months ended April 30, 2007, we paid cash compensation to our directors and officers as provided for herein.  No other funds were set aside or accrued by us during the fiscal period ended April 30, 2007, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws.

 We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our executive officers.  The following fairly reflects all material information regarding compensation paid to our executive officers disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

Effective February 1, 2006, we had three executive officers being Michael Levy as President, Kenneth W. Morgan as Chief Financial Officer, and Graham Scott as Corporate Secretary.  Kenneth W. Morgan acted as our Chief Financial Officer until February 26, 2006, and Michael Levy acted as our President until February 20, 2007.  We currently have three executive officers being (a) Richard Fifer, who was appointed as President and Chief Executive Officer on April 14, 2007; (b) Graham Scott, Corporate Secretary, appointed on January 18, 2006; and (c) Tony M. Ricci, who was appointed as Chief Financial Officer on an interim basis effective November 3, 2006.  John S. Watt served as the Company’s Chief Financial Officer from March 1, 2006, to November 3, 2006.

The following table sets forth all annual and long term compensation for services provided to us during the 15-months ended April 30, 2007, and the fiscal years ended January 31, 2006, and 2005, in respect of the individuals who were, at April 30, 2007, our executive officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Richard Fifer President & Chief Executive Officer	2007 2006 2005	$202,308 $119,000 $18,400	nil nil nil	nil nil nil	1,470,216 1,300,000(1) 775,000 170,000	n/a n/a n/a	n/a n/a n/a	$252,200 nil nil

Tony M. Ricci CFO	2007 2006 2005	$28,325 n/a n/a	nil nil nil	nil nil nil	200,000 nil nil	n/a n/a n/a	n/a n/a n/a	nil nil nil

Graham Scott Corporate Secretary	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	193,664 100,000(1) nil nil	n/a n/a n/a	n/a n/a n/a	nil nil nil

(1)

On October 17, 2006, optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on October 17, 2006.  The amounts indicated in the table above reflect the total option granted to each of the individuals on February 1, 2006.  However, effective October 17, 2006, the outstanding options were reduced by 40%.  In the case of Mr. Richard Fifer, a total of 390,000 options were surrendered from his February 1, 2006, grant.  In the case of Mr. Graham Scott, a total of 28,800 options were surrendered from his February 1, 2006, grant.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 57

Option Grants in Last Fiscal Period (February 1, 2006, to April 30, 2007)

The following table sets forth stock options granted by us during the 15-months ended April 30, 2007, to our executive officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in 15-Months(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Richard Fifer	1,470,216(3) 1,300,000(3) (7)	14.90% 13.17%	$2.01 $1.05(8)	nil nil	January 15, 2012 February 1, 2011

Tony M. Ricci	200,000	2.03%	$2.01	nil	January 15, 2012

Graham Scott	193,664 100,000(7)	1.96% 1.01%	$2.01 $1.05(8)	nil nil	January 15, 2012 February 1, 2011

Michael Levy(4)	121,040 300,000(7)	1.23% 3.04%	$2.01 $1.05(8)	nil nil	January 15, 2012 February 1, 2011

John Cook(5)	431,200(3) 100,000(3)(7)	4.37% 1.01%	$2.01 $1.05(8)	nil nil	January 15, 2012 February 1, 2011

Kenneth W. Morgan(6)	175,000	1.77%	$1.05(8)	nil	February 1, 2011

(1)

Percentage of all options granted during the 15-months ended April 30, 2007.

(2)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of our common shares on the date of the February 1, 2006, grant and not less than the Volume Weighted Average Trading Price (VWAP) for the five trading days immediately preceding the January 15, 2007, grant.  The stock options granted February 1, 2006, bear an expiry date of February 1, 2011, and vest over a period of 18 months.  The stock options granted January 15, 2007, bear an expiry date of January 15, 2012, and vest over a period of 21 months.

(3)

Stock options granted before individual served as an officer of the company during the 15-month period ended April 30, 2007.

(4)

Mr. Michael Levy ceased to be an officer of the company on February 20, 2007.

(5)

Mr. John Cook served as interim President during the period February 20, 2007, to April 14, 2007.

(6)

Mr. Kenneth W. Morgan ceased to be an officer of the company on February 26, 2006.

(7)

On October 17, 2006, optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on October 17, 2006.  The amounts indicated in the table above reflect the total option granted to each of the individuals on February 1, 2006.  However, effective October 17, 2006, the outstanding options were reduced by 40% as follows:  (a) Richard Fifer surrendered 390,000 options from his 2006 grant; (b)  Graham Scott surrendered 28,800 options from his 2006 grant; (c) Michael Levy surrendered 81,440 options from his 2006 grant; and (d)  John Cook surrendered 40,000 options from his 2006 grant.

(8)

Subsequent to the Company’s Plan of Arrangement with Petaquilla Copper Ltd., the price shown is the aggregate price for exercising the referenced options in conjunction with the corresponding and equivalent number of options in Petaquilla Copper Ltd.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 58

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the 15-months ended April 30, 2007, by our executive officers and the 15-month fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable

Richard Fifer	1,105,200	$2,043,367	118,800 585,000 1,470,216	$253,044 $1,085,175 $543,980

Tony M. Ricci	nil	nil	200,000	$74,000

Graham Scott	28,000	$40,600	43,200 193,664	$80,136 $71,656

Michael Levy(5)	978,960	$1,787,478	121,040	$44,785

John Cook(6)	nil	nil	60,000 431,200	$111,300 $159,544

Kenneth W. Morgan(7)	1,024,600	$2,054,568	47,600	$63,308

(1)

Number of our common shares acquired on the exercise of stock options.

(2)

Calculated using the closing price of our common shares on the date of exercise less the exercise price of the stock options.

(3)

The figures relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the TSX on April 30, 2007, which was $2.38, less the exercise price of in-the-money stock options.

(5)

Mr. Michael Levy ceased to be an officer of the Company on February 20, 2007.

(6)

Mr. John Cook served as interim President during the period February 20, 2007, to April 14, 2007.

(7)

Mr. Kenneth W. Morgan ceased to be an officer of the Company on February 26, 2006.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 59

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have not entered into any formal employment agreements with our executive officers.

Directors

We have arrangements in which directors are entitled to compensation at a rate of $650.00 per day in their capacity as directors and at a rate of $250.00 per day for committee participation during the most recently completed financial year or subsequently up to and including the date of this Annual Report.  In addition, directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The following table sets forth stock options granted by us during the 15-months ended April 30, 2007, to our directors who are not also our executive officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Marco Tejeira	584,000 150,000(3)	5.92% 1.52%	$2.01 $1.05(4)	nil nil	January 15, 2012 February 1, 2011

Ralph Ansley	335,092	3.40%	$2.01	nil	January 15, 2012

Robert Baxter	nil	nil	n/a	nil	n/a

(1)

Percentage of all options granted during the 15-months ended April 30, 2007.

(2)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of our common shares on the date of the 2006 grant and not less than the Volume Weighted Average Trading Price (VWAP) for the five trading days immediately preceding the 2007 grant.  The stock options bearing an expiry date of February 1, 2011, vest over a period of 18 months.  The stock options bearing an expiry date of January 15, 2012, vest over a period of 21 months.

(3)

On October 17, 2006, optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on October 17, 2006.  The amounts indicated in the table above reflect the total option granted to each of the individuals on February 1, 2006.  However, effective October 17, 2006, the amount of 150,00 options shown for Mr. Marco Tejeira was reduced to 90,000 for his 2006 option grant.

(4)

Subsequent to the Company’s Plan of Arrangement with Petaquilla Copper Ltd., the price shown is the aggregate price for exercising the referenced options in conjunction with the corresponding and equivalent number of options in Petaquilla Copper Ltd.

The following table sets forth details of all exercises of stock options during the 15-months ended April 30, 2007, by our directors who are not also our executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 60

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable

Marco Tejeira	275,000	$522,500	210,000 90,000 584,000	$447,300 $166,950 $216,080

Ralph Ansley	61,500	123,000	23,100 335,092	$49,203 $123,984

Robert Baxter	nil	nil	nil	nil

(1)

Number of our common shares acquired on the exercise of stock options.

(2)

Calculated using the closing price of our common shares on the date of exercise less the exercise price of the stock options.

(3)

The figures relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the TSX on April 30, 2007, which was $2.38, less the exercise price of in-the-money stock options.

6.C.  Board Practices

The directors hold office for a term of one year or until our next annual general meeting, at which time all directors retire, and are eligible for re-election.  We do not nor do any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

For the period February 1, 2006, to February 20, 2007, our audit committee was comprised of John Cook, Marco Tejeira and Michael Levy.  Upon Mr. Levy’s resignation on February 20, 2007, the Audit Committee became comprised of John Cook, Marco Tejeira and Ralph Ansley with John Cook acting as Chairman of the Audit Committee.

Each director is financially literate.  The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until our next annual general meeting, at which time their appointments expire and they are then eligible for re-appointment.  The audit committee reviews our audited financial statements and liaises with our auditors and recommends to the board of directors whether or not to approve such statements.  At the request of our auditor, the audit committee must convene a meeting to consider any matters the auditor believes should be brought to the attention of the board of directors or our shareholders.

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

Our Compensation Committee is composed of John Cook, Marco Tejeira and Ralph Ansley with John Cook acting as Chairman.

Our Nominating and Corporate Governance Committee is also composed of all of the members of the board of directors with John Cook acting as Chairman.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 61

Our Disclosure Committee is composed of Richard Fifer, Tony M. Ricci, and Robert Baxter.

•

President

•

Chief Financial Officer

•

One independent Director

6.D.  Employees

As of April 30, 2007, our corporate head office had three permanent employees (two in Administration and one in Accounting) and five contract staff members working out of its location in Vancouver, Canada, and our administrative office in Panama City, Panama, had twelve employees.  Our locations in Santa Ana and La Pintada have experienced the greatest growth with 300 permanent employees, including administration and technical staff, as of April 30, 2007.  In addition, the Company has a pool of approximately 700 temporary or casual workers (labourers, drilling helpers, etc.) employed at the Molejon gold deposit site.

Consultants

In January 2006, we retained the services of AquAeTer, Inc. to provide a Qualified Person, as defined by the Canadian Securities Administrators in National Instrument 43-101, to observe exploratory drilling at the Molejon Property.  Sean Muller, P.G., is the professional provided by AquAeTer, Inc. to provide these services.

The Company has also retained the services of Tetra Tech, Inc. to provide professional services related to a Pre-Feasibility Design, TSF Starter Design, Water Management Study and a Fatal Flaw Study,

Klohn Crippen Berger, which has previously provided geotechnical expertise for the January 1998 H.A. Simons Feasibility Study and a Preliminary Assessment of Baseline Hydrogeological Conditions, is currently undertaking an Environmental Impact Assessment Review, a Baseline Collection Overview, a Pre-Feasibility Environmental Sect, and a Social and Environmental Assessment Report for the Molejon Gold Project.

In September 2006, CDDHoward Consulting Inc. was retained to report on and/or review water-related issues including, but not limited to, analyses of precipitation and discharge data, flood management, water storage dam design, hydrology and hydraulics of hydro sites, tailings and mine water management and balance.

In November 2006, the Company began working with Equicom Group Inc. with respect to Investor Relations’ strategies, content and communications to ensure consistency of messaging across all forms of continuous disclosure.

In December 2006, Rozandan Pty. Ltd. was retained to provide engineering and technical services for the Molejon Gold Project.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 62

6.E.  Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at July 31, 2007	Number of Common Shares Subject to Options or Warrants at July 31, 2007	Beneficial Percentage Ownership(1)	Exercise Price	Expiry Date

Richard Fifer	1,162,383	118,800 options 585,000 options 1,470,216 options	1.27%	$0.50(2) $1.05(2) $2.01	July 11, 2010 February 1, 2011 January 15, 2012

Tony M. Ricci	24,033	12,016 warrants(3) 200,000 options	0.026%	$3.50 $2.01	May 9, 2009 January 15, 2012

Graham Scott	28,000	43,200 options 193,664 options	0.031%	$1.05(2) $2.01	February 1, 2011 January 15, 2012

Michael Levy	634,374	121,040 options	0.69%	$2.01	January 15, 2012

John Cook	nil	60,000 options 431,200 options	n/a	$1.05(2) $2.01	February 1, 2011 January 15, 2012

Marco Tejeira	23,000	210,000 options 90,000 options 584,000 options	0.025%	$0.50(2) $1.05(2) $2.01	July 11, 2010 February 1, 2011 January 15, 2012

Kenneth W. Morgan	3,000	47,600 options	0.0033%	$1.05	February 1, 2011

Ralph Ansley	11,500	23,100 options 335,092 options	0.016%	$0.50(2) $2.01	July 11, 2010 January 15, 2012

Robert Baxter	60,000	400,000 options	0.066%	$2.25	June 20, 2012

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of July 31, 2007, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 91,413,163 common shares outstanding as of July 31, 2007.

(2)

Subsequent to the Company’s Plan of Arrangement with Petaquilla Copper Ltd., the price shown is the aggregate price for exercising the referenced options in conjunction with the corresponding and equivalent number of options in Petaquilla Copper Ltd.

(3)

One common share purchase warrant (two half warrants) entitles the holder thereof to purchase one share of common stock in the capital of the Company at a price of $3.50 CAD per share, if exercised on or before May 9, 2009.  The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercise of the warrants within a thirty (30) day period. If the Company exercises such right, the warrants will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such thirty (30) day period.

On June 23, 1994, we adopted a stock option plan (the "Plan") which authorizes our board of directors to grant incentive stock options to our directors, officers and employees or our associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the Toronto Stock Exchange.  Under the terms of the Plan, the aggregate number of our common shares reserved for issuance under the Plan at any time may not exceed 4,950,968 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On July 24, 2002, our board of directors amended the Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 63

During the 15-month period ended April 30, 2007, the Company received approval for a new stock option plan (the “New Plan”), which authorized the board of directors to grant incentive stock options to directors, officers, consultants and employees whereby the maximum number of shares reserved for issuance under the Company’s New Plan is 10,000,000.

As at April 30, 2007, the maximum number of shares reserved for issuance under the Company’s New Plan is 10,000,000 common shares of which 559,920 have been exercised, leaving 9,440,080 common shares available under the New Plan.  The exercise price of the options will not be lower than the “market price” as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the shares for the five trading days immediately preceding the date on which the option is granted.  Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined installments.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at July 31, 2007, beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held at July 31, 2007	Percentage of Common Shares Outstanding at July 31, 2007

Walnut Street Absolute Return Fund, L.P.	11,370,000	12.438%

Our major shareholder does not have different voting rights.  To our knowledge, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at July 31, 2007, there were 91,413,163 of our common shares issued and outstanding.  Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 137 registered holders of our common shares resident in the United States holding an aggregate 10,626,943 common shares, including 9,780,763 shares held by Cede & Co.  This number represents approximately 11.625% of our total issued and outstanding common shares as at July 31, 2007.  Based on our estimates, as at July 31, 2007, there were approximately 1680 beneficial holders of our common shares resident in the United States, holding an approximate aggregate 22,220,679.  This number represents approximately 24.308% of our total issued and outstanding common shares as at July 31, 2007, and includes 9,780,763 shares held by Cede & Co.  The total number of registered and beneficial holders of our common shares resident in the United States, therefore, is approximately 1,816 holders, approximately holding an aggregate 23,066,859 common shares. This number represents approximately 25.234% of our total issued and outstanding common shares as at July 31, 2007.

We do not know of any arrangements that may at subsequent date result in our change of control.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 64

7.B.  Related Party Transactions

During the 15 months ended April 30, 2007, the Company had the following transactions with related parties:

a)

The Company paid consulting fees of $426,726 (January 31, 2006 - $114,459, 2005 - $96,780, 2004 - $34,833) to companies controlled by a director, a former director and an officer.

b)

The Company received $7,573 (January 31, 2006 - $9,446, 2005 - $Nil, 3004 - $Nil) and paid $Nil (January 31, 2006 - $Nil, 2005 - $17,816, 2004 - $11,215) for rent charges from a company with a former common director.

c)

The Company paid legal fees of $274,584 (January 31, 2006 - $Nil, 2005 - $21,433, 2004 - $108,037) and share issue costs of $113,097 (January 31, 2006 - $Nil, 2005 - $Nil, 2004 - $47,569) to a law firm controlled by an officer.

d)

The Company paid $134,127 (January 31, 2006 - $61,749, 2005 - $Nil, 2004 - $Nil) for supplies to a company controlled by a director and officer.

e)

Included in accounts payable at April 30, 2007, is $55,901 (January 31, 2006 - $1,241, 2005 - $36,458) due to directors, officers, and companies controlled by an officer and a director all of which are payable within 30 days.  The amount is non-interest bearing and unsecured.  Subsequent to April 30, 2007, the amount was paid in full.

f)

Included in accounts receivable is $4,582,937 due from Copper.  The amount is non-interest bearing, unsecured, and without specific terms of repayment.  Subsequent to April 30, 2007, the amount was repaid in full.

g)

The Company received $16,122 from Copper for rent payment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting and related parties.

Other than the above transactions, there were no material transactions in the 15 months ended April 30, 2007, or proposed material transactions between us or any of our subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Petaquilla Minerals;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of PTQ that gives them significant influence over us, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities (or their wholly owned private companies), including directors and senior management of companies and close members of such individuals' families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with Petaquilla Minerals Ltd.

None of our officers or directors, or any associate of such person, was indebted at any time during the 15 months ended April 30, 2007, nor during the fiscal years ended January 31, 2006 and 2005.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 65

7.C.  Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the 15-months ended April 30, 2007, which contains an Independent Auditor's Report dated September 28, 2007, Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference, Consolidated Balance Sheets as at April 30, 2007, and January 31, 2006, Consolidated Statements of Operations and Deficit for the Fiscal Periods ended April 30, 2007; January 31, 2006 and 2005, Consolidated Statements of Cash Flows for the Fiscal Periods Ended April 30, 2007, January 31, 2006 and 2005 and Notes to the Consolidated Financial Statements.

8.B.  Significant Changes

No significant change has occurred since the date of the 15-month financial statements included in this Annual Report on Form 20-F.

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the six months preceding July 31, 2007, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

2007	High (CAD)	Low (CAD)
July	$3.23	$2.37
June	$2.40	$2.13
May	$2.59	$2.19
April	$2.45	$2.09
March	$2.15	$1.90
February	$2.20	$1.91
February 2006 – January 2007	$3.04	$1.02
Fourth Quarter (November 1, 2006 – January 31, 2007)	$2.73	$1.76
Third Quarter (August 1, 2006 – October 31, 2006)	$2.95	$2.22
Second Quarter (May 1, 2006 – July 31, 2006)	$3.04	$1.82
First Quarter (February 1, 2006 – April 30, 2006)	$2.49	$1.02

February 2005 – January 2006	$1.19	$0.30
Fourth Quarter (November 1, 2005 – January 31, 2006)	$1.19	$0.76
Third Quarter (August 1, 2005 – October 31, 2005)	$1.05	$0.30
Second Quarter (May 1, 2005 – July 31, 2005)	$0.51	$0.305
First Quarter (February 1, 2005 – April 30, 2005)	$0.57	$0.31

2004	$0.58	$0.24
2003	$0.635	$0.06

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 66

The closing price of our common shares on the Toronto Stock Exchange on July 31, 2007, was $3.00 CAD.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board (since April 13, 1999, and prior thereto on the Nasdaq Small Cap Market) for each of the six months preceding July 31, 2007, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

2007	High (USD)	Low (USD)
July	$3.08	$2.23
June	$2.264	$2.00
May	$2.35	$2.03
April	$2.24	$1.82
March	$1.872	$1.64
February	$1.891	$1.64

February 2006 – January 2007	$2.706	$0.901
Fourth Quarter (November 1, 2006 – January 31, 2007)	$2.40	$1.537
Third Quarter (August 1, 2006 – October 31, 2006)	$2.645	$2.00
Second Quarter (May 1, 2006 – July 31, 2006)	$2.706	$1.65
First Quarter (February 1, 2006 – April 30, 2006)	$2.20	$0.901
February 2005 – January 2006	$1.19	$0.30
Fourth Quarter (November 1, 2005 – January 31, 2006)	$1.19	$0.76
Third Quarter (August 1, 2005 – October 31, 2005)	$1.05	$0.30
Second Quarter (May 1, 2005 – July 31, 2005)	$0.51	$0.305
First Quarter (February 1, 2005 – April 30, 2005)	$0.57	$0.31

2004	$0.58	$0.24
2003	$0.635	$0.06

The closing price of our common shares on the Over the Counter Bulletin Board on July 31, 2007, was  $2.820 USD.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 67

9.B.  Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.C.  Markets

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

9.D.  Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.E.  Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.F.  Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 68

10.B.  Memorandum and Articles of Association

We were incorporated on October 10, 1985, pursuant to the Company Act, which has been replaced by the Business Corporations Act (British Columbia) (the "Act") and is registered with the Registrar of Companies for British Columbia under incorporation number 298967.  We are not limited in our objects and purposes.

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

Our Articles also provide that the directors may from time to time on our behalf borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of Petaquilla Minerals Ltd., or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of our property and assets (both present and future).  Variation of these borrowing powers would require an amendment to our Articles which would, in turn, require the approval of our shareholders by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting of which notice as our Articles provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by each of our shareholders who would have been entitled to vote in person or by proxy at our general meeting, and a resolution so consented to is deemed to be a special resolution passed at our general meeting.

There is no requirement in our Articles or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director's qualification.

Holders of our common shares are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of PTQ upon our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by us nor any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by our constating documents.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 69

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

There is no provision in our Articles that would have an effect of delaying, deferring or preventing our change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries) other than a shareholder rights plan adopted by our board of directors effective March 7, 2006, and approved by the Company’s shareholders at the Annual and Special Meeting held on June 6, 2006.

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company.  It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.   Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.  A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

The following is a summary of the terms of the Shareholder Rights Plan:

General

The rights have been issued pursuant to a shareholder rights plan agreement dated and effective March 7, 2006, between the Company and the Rights Agent.  Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of C$30 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 70

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time.  "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price.

However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a) It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b) No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c) Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d) If the condition described in (b) above is met, there will be a public announcement and the takeover bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other Company securities or assets in lieu of Common Shares.  The Company’s board of directors can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 71

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person.  The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the Company’s shareholders or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the Company’s shareholders or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of 10 years and is subject to ratification at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Shareholder Rights Plan. If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

Securities legislation in our home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 72

10.C.  Material Contracts

We have not entered into any contracts other than the ordinary course of business during the past two years.

10.D.  Exchange Controls

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 73

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 74

10.E.  Taxation

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 75

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Petaquilla Minerals Ltd.) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of PTQ will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of Petaquilla Minerals.

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 76

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 77

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 78

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 79

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 80

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 81

10.F.  Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.G.  Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.H.  Documents on Display

Any documents referred to in this Annual Report may be inspected at our head office, Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada, during normal business hours.

10.I.  Subsidiary Information

There is no information, relating to our subsidiaries, which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the Canadian dollar.  Based on our overall exchange rate risk as at April 30, 2007, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure.  We do not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective March 7, 2006, our board of directors adopted a shareholder rights plan, which was subsequently approved by the Company’s shareholders at the Annual and Special Meeting held on June 6, 2006.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 82

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company.  It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.   Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.  A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

The following is a summary of the terms of the Shareholder Rights Plan:

General

The rights have been issued pursuant to a shareholder rights plan agreement dated and effective March 7, 2006, between the Company and the Rights Agent.  Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of C$30 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time.  "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price.

However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 83

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a) It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b) No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c) Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d) If the condition described in (b) above is met, there will be a public announcement and the takeover bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other Company securities or assets in lieu of Common Shares.  The Company’s board of directors can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person.  The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 84

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the Company’s shareholders or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the Company’s shareholders or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of 10 years and is subject to ratification at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Shareholder Rights Plan. If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

ITEM 15.T.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.   Under the direction of our President and Chief Financial Officer, we evaluated our disclosure controls and procedures and concluded that (i) our disclosure controls and procedures were effective as of April 30, 2007, and (ii) no change in our internal control over financial reporting occurred during the 15 months ended April 30, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting:  Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.  The design and effectiveness of the Company’s internal control systems over financial reporting was reviewed during the year ended April 30, 2007, and determined not to be effective.  During the evaluation process, certain weaknesses in internal controls were identified, notably:

(a)

Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties;

(b)

Due to the size of the Company the limited number of staff, the Company does not have the optimum complement of personnel with all of the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

The Audit Committee has been provided information on the deficiencies.  Together, the Audit Committee, Board of Directors, and Management continue to work to mitigate the risk of a material misstatement.  Management has identified certain areas where it can improve process controls and intends to incorporate these changes into the control over the financial reporting over the next twelve months.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 85

ITEM 16.  [RESERVED]

16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

We believe that the members of our audit committee and of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

16.B.  CODE OF ETHICS

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

Our Code of Business Conduct and Ethics is filed herewith with the Securities and Exchange Commission as Exhibit 11.A to this annual report.  We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request.  Requests can be sent to: Petaquilla Minerals Ltd., Suite 410 - 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 86

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the 15-months ended April 30, 2007, and the fiscal year ended January 31, 2006 ("Fiscal 2006") for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	15 Months Ended April 30, 2007	Year Ended January 31, 2006
Audit Fees(1)	$350,000(4)	$42,672
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees	Nil	Nil
Totals	$350,000(4)	$42,672

(1)  "Audit Fees" represent fees for the audit of our annual financial statements.

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.

(3)  "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

(4)

Audit Fees for the 15 Months Ended April 30, 2007, are estimated.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the audit committee pursuant to authority delegated by the audit committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2006 were approved by the Audit Committee.  The Audit Committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The board has determined that, starting in the fiscal year ending January 31, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 87

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS

(a)  Financial Statements

Description of Document

Cover Sheet
Report of Independent Auditors dated September 21, 2007
Balance Sheets as at April 30, 2007, and January 31, 2006
Consolidated Statements of Operations and Deficit for Fifteen Months Ended April 30, 2007, and Fiscal Years Ended January 31, 2006, and 2005
Consolidated Statements of Cash Flows for Fifteen Months Ended April 30, 2007, and Fiscal Years Ended January 31, 2006, and 2005
Notes to the Consolidated Financial Statements

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 88

b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995, between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994, between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992, between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994, between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 89

Exhibit Number	Description of Document
*4.R.	Agreement dated November 26, 1999, between Petaquilla Minerals Ltd. and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
*8	Subsidiaries of Petaquilla Minerals Ltd.
*11.A	Code of Ethics
*12.A	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
*12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
*13.A	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*13.B	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-26296).

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 90

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 1st day of October, 2007.

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer

Richard Fifer, President

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 91

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

     Fifteen Months Ended April 30, 2007
And
Twelve Months Ended January 31, 2006

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Petaquilla Minerals Ltd. (an exploration stage company)

We have audited the consolidated balance sheet of Petaquilla Minerals Ltd. (an exploration stage company) as of April 30, 2007 and the consolidated statements of operations and deficit and cash flows for the fifteen month period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Petaquilla Minerals Ltd. (an exploration stage company), as at April 30, 2007, and the results of its operations and its cash flows for the fifteen month period then ended in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2006 and for the years ended January 31, 2006 and 2005 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 5, 2006.

Vancouver, Canada,
September 21, 2007	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated September 21, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,
September 21, 2007	Chartered Accountants

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
See nature of operations and going concern uncertainty (Note 1)
	April 30,	January 31,
	2007	2006

ASSETS
Current
Cash and cash equivalents	$665,290	$9,171,318
Receivables	100,410	32,188
Prepaid expenses	452,718	36,650

Total current assets	1,218,418	9,240,156

Investment in Petaquilla Copper Ltd. (Note 7)	1,807,000	-
Amount receivable from Petaquilla Copper Ltd. (Note 14)	4,582,937	-
Property and equipment (Note 5 and Note 9)	5,343,147	285,005
Mineral properties (Note 6)	31,236,455	2,389,769
Restricted cash (Note 8)	1,188,026	892,242

Total assets	$45,375,983	$12,807,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 14)	$4,951,297	$551,096
Current portion of long term debt (Note 9)	487,882	-

Total current liabilities	5,439,179	551,096

Asset retirement obligations (Note 20)	4,400,000	-
Long term debt (Note 9)	699,185	-

Total liabilities	10,538,364	551,096
Commitments and contingencies (Notes 6 and 17)
Shareholders' equity
Capital stock (Note 10)
Authorized
Unlimited common shares and preferred shares without par value (Note 10)
Issued and outstanding
89,876,951 (January 31, 2006 – 70,246,303) common shares	101,482,015	62,977,209
Shares subscribed	150,000	-
Contributed surplus (Note 10)	12,893,667	1,004,480
Deficit	(79,521,082)	(51,558,632)

	35,004,600	12,423,057
Treasury stock, at cost (Note 13)
Repurchased, not cancelled
44,200 (January 31, 2006 – 44,200) common shares	(166,981)	(166,981)

Total shareholders’ equity	34,837,619	12,256,076

Total liabilities and shareholders’ equity	$45,375,983	$12,807,172

On behalf of the Board:

“John Cook”	Director	“Richard Fifer”	Director
The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)

	Fifteen months	Twelve months	Twelve months
	ended	ended	ended
	April 30,	January 31,	January 31,
	2007	2006	2005

EXPENSES
Accounting and legal (Note 14)	$726,929	$266,967	$161,203
Consulting fees (Note 14)	1,077,362	291,034	141,158
Amortization	471,309	56,697	7,660
Filing fees	82,669	30,637	33,679
Investor relations and shareholder information	1,267,505	388,991	98,790
Office administration	971,936	257,859	81,173
Rent (Note 14)	179,497	80,520	88,939
Mineral property costs	-	11,105	234,664
Stock-based compensation (Notes 10 & 11)	20,386,270	410,301	716,876
Travel	1,686,536	346,332	83,398
Wages and benefits (Note 14)	1,991,770	397,907	243,139

Total expenses	(28,841,783)	(2,538,350)	(1,890,679)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(836,847)	(77,647)	(79,147)
Gain on sale of marketable securities	21,191	-	-
Interest income	352,880	48,239	18,266
Interest on long-term debt	(68,239)	-	-
Asset usage fees	103,348	-	-
Gain on redemption of performance bond	-	-	198,142
Write-off of property and equipment	-	-	(44,855)
Loss from equity investment	(1,773,000)	-	-
Gain on dilution of equity investment	3,080,000	-	-

	879,333	(29,408)	92,406

Loss for the period	(27,962,450)	(2,567,758)	(1,798,273)

Deficit, beginning of period	(51,558,632)	(44,143,412)	(42,345,139)
Loss on sale of treasury stock (Note 13)	-	(4,847,462)	-

Deficit, end of period	$(79,521,082)	$(51,558,632)	$(44,143,412)

Basic and diluted loss per share	$(0.35)	$(0.05)	$(0.04)

Weighted average number of shares outstanding	79,992,262	56,115,596	50,370,747

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Fifteen months	Twelve months	Twelve months
	ended	ended	ended
	April 31,	January 31,	January 31,
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(27,962,450)	$(2,567,758)	$(1,798,273)
Items not affecting cash:
Amortization	471,309	56,697	7,660
Gain on redemption of performance bond	-	-	(198,142)
Stock-based compensation	20,386,270	410,301	716,876
Write-off of property and equipment	-	-	44,855
Gain on sale of marketable securities	(21,191)	-	-
Foreign exchange loss on performance bond	-	-	69,005
Foreign exchange loss on restricted cash	29,016	73,813	-
Unrealized foreign exchange loss on long-term debt	35,567	-	-
Loss from equity investment	1,773,000	-	-
Gain on dilution of equity investment	(3,080,000)	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(68,222)	39,075	17,129
Increase in prepaid expenses	(416,068)	(25,867)	(1,550)
(Decrease) increase in accounts payable and accrued
liabilities	(127,333)	255,887	(23,890)

Net cash used in operating activities	(8,980,102)	(1,757,852)	(1,166,330)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	31,439,670	11,826,329	424,200
Proceeds from shares subscribed	150,000	-	-
Share issuance costs	(1,550,343)	(573,165)	-
Amount receivable from Petaquilla Copper Ltd.	(4,582,937)	-	-
Net proceeds from sale of treasury stock	-	1,273,946	-
Proceeds from long term debt	1,413,510	-	-
Repayment of long-term debt	(226,443)	-	-

Net cash provided by financing activities	26,643,457	12,527,110	424,200

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(5,942,363)	(291,877)	(59,635)
Investment in mineral properties	(19,387,844)	(2,197,611)	-
Proceeds from redemption of performance bond	-	-	891,908
Purchase of performance bond and restricted cash	(324,800)	-	(1,035,060)
Proceeds from sale of marketable securities	21,191	-	-
Purchase of equity investment	(500,000)	-	-

Net cash used in investing activities	(26,133,816)	(2,489,488)	(202,787)

Change in cash and cash equivalents	(8,470,461)	8,279,770	(944,917)

Impact of foreign exchange rates on cash balances	(35,567)	-	-

Cash and cash equivalents, beginning of period	9,171,318	891,548	1,836,465

Cash and cash equivalents, end of period	$665,290	$9,171,318	$891,548

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

The Company was incorporated in the Province of British Columbia and is in process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing and permits to complete the development, and future profitable productions or proceeds from the disposition thereof.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated any operating revenues to date and has experienced recurring operating losses and accumulated a deficit of $79,521,082 as at April 30, 2007. Also the Company had a working capital deficiency of $4,220,761 at April 30, 2007 (January 31, 2006 – working capital of $8,689,060). These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management’s plan in this regard is to raise equity financing as required. There are no assurances that the Company will be successful in achieving these goals. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Gold, S.A. (a Panama corporation), Aqua Azure S.A (a Panama corporation) and its 51% interest in Petaquilla Power and Water, S.A. (“PPW”) (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results could differ from these estimates.

Accounting Policy for Petaquilla Copper Ltd.

The Company has significant influence in Petaquilla Copper Ltd. (”Copper”), and uses the equity method to account for the investment. The two companies share common directors and management. The Company’s proportionate share of income and expenses is recorded with a corresponding entry made to the investment account. The Company assesses whether there have been any indications of impairment and if there are and the carrying amount would not be expected to be recovered, there would be a write down to fair value.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated amortization, which is provided on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Leasehold improvements	5 year straight line
Buildings	4%

Mineral properties

Acquisition costs of mineral properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to the fair value if the carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.

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

On an annual basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

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

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the period-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in operations for the period.

Foreign currency-denominated monetary accounts of the Company are translated at the period-end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the period they arise.

The Company considers all of its subsidiaries and joint venture investments to be integrated operations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized as a result of the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company accounts for all stock-based payments and awards using the fair value-based method.

Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically remeasured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

During the fifteen month period ended April 30, 2007 and the twelve month period ended January 31, 2006, the Company granted stock options to directors, officers, employees and non-employees as set out in note 11.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.	MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (January 31, 2006 - $Nil) and a market value of $Nil (January 31, 2006 - $15,375). During the period ended April 30, 2007, all of the Company’s holdings of marketable securities were sold for net proceeds of $21,191 resulting in a gain of $21,191.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

4.	INVESTMENT IN JOINT VENTURES

a) Investment in Compania Minera Bellencillo, S.A.

The Company owns a 69% joint venture interest in Minera Bellencillo S.A., which is proportionately consolidated in the financial statements. The Company’s interest is summarized as follows:

2007
$
ASSETS
Mineral properties	26,006

26,006

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Other liabilities	25,802
Shareholders’ equity (deficiency)	204

26,006

Cash flows provided by (used in)
Operating activities	204
Financing activities	25,802
Investing activities	(26,006)

5.	PROPERTY AND EQUIPMENT

		April 30,			January 31,
		2007			2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$395,852	$118,321	$277,531	$127,650	$22,329	$105,321
Computer software	526,252	187,329	338,923	20,418	3,754	16,664
Equipment	4,393,729	681,008	3,712,721	74,173	15,045	59,128
Furniture and fixtures	30,523	9,905	20,618	23,375	4,330	19,045
Leasehold improvements	8,951	8,951	-	8,951	2,920	6,031
Office equipment	36,101	8,553	27,548	14,778	3,421	11,357
Vehicles	600,671	107,909	492,762	79,803	12,344	67,459
Land	34,130	-	34,130	-	-	-
Buildings	445,169	6,255	438,914	-	-	-

	$6,471,378	$1,128,231	$5,343,147	$349,148	$64,143	$285,005

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

6.	MINERAL PROPERTIES

	April 30, 2007		January 31, 2006

Molejon property	$31,210,449		$2,389,769
Rio Belencillo concession	26,006		-

	$31,236,455		$2,389,769

The Company has capitalized $31,236,455 in mineral property costs as at April 30, 2007:

	Molejon	Rio Belencillo	Total
Drilling costs	$5,947,874	$-	$5,947,874
Trenching	3,929,987	26,006	3,955,993
Plant equipment	3,901,761	-	3,901,761
Plant-site	3,703,891	-	3,703,891
Engineering and consulting	2,152,648	-	2,152,648
Camp costs	2,103,628	-	2,103,628
Roads	1,729,614	-	1,729,614
Geologist	663,641	-	663,641
Property permits	374,558	-	374,558
Environment	359,780	-	359,780
Logistics	299,939	-	299,939
Indirect drilling costs	199,218	-	199,218
Engineering and design	149,392	-	149,392
Transportation	145,347	-	145,347
Communications	128,729	-	128,729
Topography	113,008	-	113,008
Technical support	110,248	-	110,248
Bridges	63,332	-	63,332
Communications - plant	6,179	-	6,179
Road agreements	4,127	-	4,127
Water samples	3,857	-	3,857
Total	26,090,758	26,006	26,116,764
Deferred amortization on mining equipment	601,295	-	601,295
Reclamation costs (Note 20)	4,400,000	-	4,400,000
Stock-based compensation (Notes 10 and 11)	118,396	-	118,396
	$31,210,449	$26,006	$31,236,455

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

6.	MINERAL PROPERTIES (continued)

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla S.A. (“Minera Petaquilla”) (a joint venture investment) agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

(See Note 7).

Approval of the phased Mine Development Plan was obtained in September 2005.

Rio Bellencillo Concession - Panama

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), a company having a common director, has an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

The payment of $100,000 on account of exploration expenditures has not been made in accordance with the terms and conditions of the May 7, 2005 agreement. The Company is in the process of amending the agreement with Gold Dragon.

During the period ended April 30, 2007, the Company received $32,843 (US $29,078) from Madison Minerals Ltd. (“Madison”), the Company’s joint venture partner, for exploration costs related to the Rio Belencillo concession. The Company’s proportionate share of exploration costs totalling $26,006 have been capitalized on the Company’s balance sheet.

San Juan Concessions - Panama

During the period ended April 30, 2007, the Company entered into an agreement with Geneva Gold, formerly Eurogold Mining Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Geneva Gold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla Minerals Ltd. US$600,000 in cash and by causing to be issued to Petaquilla Minerals Ltd. 9,000,000 shares of the public company (“Pubco”) to which Geneva Gold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company was to be the operator of the project. The Company received the initial cash option payment of $111,120 (US$100,000).

During the current period, the Company rescinded the above agreement and returned the initial cash option payment of $111,120 (US$100,000) to Geneva Gold.

Geneva Gold has claimed a loss in the share value said to be caused by the Company’s news release announcing that the agreement with the Company has been rescinded. The amount of the claim has not been quantified, and according to the Company’s counsel it is too early to provide an opinion on either party’s chances of success as discoveries have not yet taken place. Legal fees of $14,251 were incurred up to April 30, 2007.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

7.	PLAN OF ARRANGEMENT AND ADVANCES TO PETAQUILLA COPPER LTD.

During the period ended April 30, 2007, the shareholders of the Company voted in favor of the April 21, 2006 proposed Plan of Arrangement. During the same period, the Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

The result of the Plan of Arrangement will be that each shareholder of the Company will receive one share of Petaquilla Copper Ltd. (“Copper”), a private company. Each shareholder will continue to hold one share of the Company and one share of Copper, for each one share of the Company held on the effective date of the Plan of Arrangement.

The Effective Date of the Plan of Arrangement is October 18, 2006 whereby each holder of the common shares of the Company on October 17, 2006 is entitled to receive one common share of Copper for each common share of the Company held.

According to the terms of the Plan of Arrangement, the Company transferred title to Copper of its wholly-owned subsidiary, Georecursos Internacional S.A., the holder of the 52% interest in the Ley Petaquilla concession lands. The Company would retain 100% ownership of the gold and precious metal deposits within the Ley Petaquilla concession as well as all the other concession lands adjacent to the Ley Petaquilla concession.

The transactions were accounted on the continuity of interest’s basis.

The Company owns 22,189,434 of the issued shares of Copper at a cost of $500,000. This initial 20% equity stake has been and may be further diluted upon future share capital financings that are anticipated to be necessary for the ongoing funding of the Copper deposit project.

As a result of the Plan of Arrangement, the Company now accounts for Copper on an equity basis resulting in an equity loss of $1,773,000 and dilution gains of $3,080,000 for the period ended April 30, 2007.

During the period ended April 30, 2007, the Company paid for mineral property costs and general administrative expenses related to Copper in the amount of $5,082,937. This amount has been offset with the amount payable to Copper of $500,000 as part of the Plan of Arrangement. As at April 30, 2007, the amount receivable from Copper is $4,582,937.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

8.	RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Company’s Molejon property. As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year term deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142. The Company has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $863,226 as at April 30, 2007 after recognizing a foreign exchange loss of $29,016 from the January 31, 2006 balance of $892,242.

During the period ended April 30, 2007, the Company deposited $30,000 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs. The Company also pledged as security for financings (note 9) a term deposit in the amount of $294,800 (US $250,000).

9.	LONG TERM DEBT

During the period ended April 30, 2007, the Company arranged a bank loan of $450,926 (US$382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $13,846 (US$11,742) including principal and interest commencing in May 2006 and bears interest at an annual rate of 5.625% . Collateral for this loan is comprised of a pledge of a $294,800 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $152,309 and the long term portion is $150,894.

During the period ended April 30, 2007, the Company arranged a bank loan of $92,933 (US$78,810) to acquire vehicles to be used for the mine site. The loan is repayable in 36 equal monthly instalments of $2,955 (US$2,506) including principal and interest commencing in May 2006 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a fixed first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $31,194 and the long term portion is $32,867.

During the period ended April 30, 2007, the Company arranged a bank loan of $272,065 (US $230,720) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $8,779 (US $7,445) including principal and interest commencing in October 2006 and bears interest at an annual rate of 9.00% . Collateral for this loan is comprised of a first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $87,121 and the long term portion is $130,994.

During the period ended April 30, 2007, the Company arranged a bank loan of $661,295 (US $560,800) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $21,338 (US $18,095) including principal and interest commencing in January 2007 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $208,180 and the long term portion is $368,263.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

9.	LONG TERM DEBT (continued)

During the period ended April 30, 2007, the Company arranged a bank loan of $28,890 (US $24,500) to acquire a vehicle to be used for the mine site. The loan is repayable in 36 monthly instalments of $935 (US $793) including principle and interest commencing in January 2007 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a first charge on the purchased vehicle. As at April 30, 2007, the current portion of the long term debt is $9,078 and the long term portion is $16,167.

The following table summarizes the loans outstanding as at April 30, 2007:

April 30, 2007

Long term debt
Equipment loan #1	$303,203
Vehicle loan #1	64,061
Equipment loan #2	218,115
Equipment loan #3	576,443
Vehicle loan #2	25,245
1,187,067
Less: current portion	(487,882)
$699,185

Anticipated long term debt principal repayments are as follows:

2008	487,882
2009	523,309
2010	175,876
$1,187,067

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

10.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized Capital

At the June 6, 2006 Annual General Meeting of the shareholders, a special resolution was authorized and approved changing the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

April 30, 2007	January 31, 2006

Unlimited common shares without par value	100,000,000 common shares without par value
Unlimited preference shares without par value	20,000,000 preference shares without par value

	Number		Contributed
	of Shares	Amount	Surplus

Issued

Balance as at January 31, 2004	48,829,542	$50,849,326	$327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	51,430,792	887,432
Non-brokered private placement, net of finders’ fees (a)	9,965,670	8,933,334	-
Exercise of stock options	1,465,600	713,008	(241,690)
Exercise of warrants	7,550,496	1,939,187	(51,563)
Stock-based compensation	-	-	410,301
Share issuance costs	-	(39,112)	-

Balance as at January 31, 2006	70,246,303	62,977,209	1,004,480
Non-brokered private placement, net of finders’ fees (b)	9,400,000	21,603,200	-
Exercise of stock options	5,247,813	12,336,264	(9,435,997)
Exercise of warrants	4,982,835	5,979,403	-
Stock-based compensation	-	-	20,504,666
Share issuance costs (Note 14)	-	(1,414,061)	820,518

Balance as at April 30, 2007	89,876,951	$101,482,015	$12,893,667

a.

In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders’ fees of $534,053 for net proceeds of $8,933,334. The warrants were exercised during fiscal 2007.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

10.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

b.

In October 2006, the Company completed a non-brokered private placement and issued 9,400,000 units at a price of $2.40 per unit, for gross proceeds of $22,560,000. Each unit consists of one common share and one share purchase warrant (see Note 12). The Company agreed to issue 398,000 share purchase warrants as finders’ fees in connection with part of the private placement (see Note 12). The fair value of the finders’ warrants is $820,518 that was approved and recorded during the fiscal year. In addition, the Company paid finders’ fees of $956,800 for net cash proceeds of $21,603,200.

c.

The Company has adopted a new shareholder rights plan, which was approved by the shareholders and by the Toronto Stock Exchange on June 6, 2006. Under the new Plan, the Company issued one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

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

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

11.	STOCK OPTIONS

During the period ended April 30, 2007, the Company received approval for its new stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s New Plan is 10,000,000.

On December 8, 2006, no shares remained in reserve under the Company’s former incentive stock option plan (the “Former Plan”). The 2,556,144 options that remained outstanding as of December 8, 2006 under the Former Plan were carried forward to the New Plan. In January 2007, the Company granted a total of 5,989,543 incentive stock options under the New Plan. In April 2007, 150,000 incentive stock options were granted. As at April 30, 2007, the total number of outstanding incentive stock options under the New Plan is 8,115,767.

Prior to the Plan of Arrangement taking effect, and in order to create unallocated options to be granted in the future to new employees, officers and directors, the existing optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on the day before the Effective Date (“October 18, 2006”) of the Plan of Arrangement. All of the optionees agreed to this arrangement except for an option holder holding 675,000 options who elected to retain the number of options held under the existing grants. Each revised option outstanding would enable the option holder to receive one share of the Company and one share of Copper upon exercising. For example, when an optionee prior to the Effective Date held an option to purchase 100,000 shares of the Company, that optionee after the Effective Date would hold an option to purchase 60,000 shares of the Company and 60,000 shares of Copper. Both options must be exercised together. The modification of stock options as a result of the Plan of Arrangement resulted in no incremental stock based compensation expense to recognize.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

11.	STOCK OPTIONS (continued)

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

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2004	3,089,297	$0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	5,573,000	0.53
Exercised	(1,465,600)	0.32
Expired	(450,000)	0.42

Balance at January 31, 2006	6,031,200	0.53	(1)
Granted (re: Plan of Arrangement)	3,730,000	1.14	(1)
Granted	6,139,543	2.02
Exercised	(5,247,813)	0.59	(1)
Expired	(400,000)	1.24	(1)
Forfeited	(493,400)	0.98	(1)
Forfeited	(20,000)	2.01
Voluntary reduction	(1,623,763)	0.91	(1)

Balance at April 30, 2007	8,115,767	1.76	(1)

Number of stock options exercisable	3,638,613	$1.44	(1)

(1)

Exercise price is the aggregate exercise price required to exercise one option of Petaquilla Copper Ltd. and one option of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together until such time as Petaquilla Copper Ltd. is listed on the TSX.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

11.	STOCK OPTIONS (continued)

As at April 30, 2007, the following stock options were outstanding as follows:

Number of Shares	Exercise Price
Outstanding		Expiry Date

87,064	0.50 (1)	April 21, 2010
381,300	0.50 (1)	July 11, 2010
115,800	1.00 (1)	December 31, 2010
1,292,060	1.05 (1)	February 1, 2011
120,000	1.73 (1)	April 27, 2011
5,969,543	2.01	January 15, 2012
150,000	2.25	October 19, 2008

8,115,767

(1)

Exercise price is the aggregate exercise price required to exercise one option of Petaquilla Copper Ltd. and one option of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together until such time as Petaquilla Copper Ltd. is listed on the TSX.

Total stock options granted during the fifteen months ended April 30, 2007 are 9,869,543 of which 400,000 expired and 513,400 were forfeited during the period. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the fifteen month period ended April 30, 2007 was $20,504,666 (January 31, 2006 - $410,301), of which $20,386,270 was expensed (January 31, 2006 - $410,301) and $118,396 was capitalized to Mineral Properties (January 31, 2006 – nil). These costs can be categorized as to employee compensation of $15,424,973 and non-employees compensation of $5,079,693.

These financial statements include the stock based compensation costs associated with the exchange of options and warrants in connection with the Plan of Arrangement, and the options and warrants issued to Copper in respect thereof.

The fair value of stock options and share purchase warrants granted is estimated using the Black-Scholes option pricing model with the following assumptions:

Options

The weighted average fair value of stock options granted is estimated approximately $1.22 and $1.20 for twelve months ended January 31, 2006 and fifteen months ended April 30, 2007, respectively, by using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fifteen months ended	Twelve months ended
	April 30, 2007	January 31, 2006
Risk-free interest	4.04%	4.2%
Expected dividend yield	-	-
Expected stock price volatility	105.33%	65%
Expected option life in years	4.94 years	5 years

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

12.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Balance at January 31, 2004	7,799,994	$0.25

Exercised	(249,498)	0.25

Balance at January 31, 2005	7,550,496	0.25

Issued	4,982,835	1.20/1.44
Exercised	(7,550,496)	0.25

Balance at January 31, 2006	4,982,835	1.20/1.44

Issued	9,798,000	3.00	(1)
Exercised	(4,982,835)	1.20

Balance at April 30, 2007	9,798,000	$3.00	(1)

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period. Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share. In addition, the Company agreed to issue 398,000 finders’ warrants, each finders’ warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

The weighted average fair value of the finders’ warrants issued is estimated approximately $2.06 for twelve months ended January 31, 2006 and fifteen months ended April 30, 2007 by using the Black-Scholes option pricing model with the following assumptions:

	Fifteen months ended	Twelve months ended
	April 30, 2007	January 31, 2006
Risk-free interest	4.04%	-
Expected dividend yield	-	-
Expected stock price volatility	108.00%	-
Expected warrant life in years	5 years	-

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

12.	SHARE PURCHASE WARRANTS (continued)

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a.	one share purchase warrant (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b.	one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the “Copper Listing Date”), the Copper Warrant and the PTQ Warrant must be exercised together. From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ Warrants were subject to a hold period that expired on February 18, 2007. The Copper shares and Copper Warrants will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

As at April 30, 2007, the following share purchase warrants were outstanding and exercisable as follows:

Number	Exercise	Expiry
of Shares	Price	Date

9,798,000	$ 3.00 (1)	October 17, 2011

(1)

Exercise price is the aggregate exercise price required to exercise one share purchase warrant of Petaquilla Copper Ltd. and one share purchase warrant of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both share purchase warrants must be exercised together until such time as Petaquilla Copper Ltd. is listed on the TSX.

13.	TREASURY STOCK

During the period ended January 31, 2006, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for net proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit during the period ended January 31, 2006. As at April 30, 2007, 44,200 common shares were held in treasury.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

14.	RELATED PARTY TRANSACTIONS

During the period ended April 30, 2007:

a)	The Company paid consulting fees of $426,726 (12 months ended January 31, 2006 - $114,559) to companies controlled by a director, a former director and an officer.

b)	The Company received $7,573 (12 months ended January 31, 2006 - $9,446) and paid $Nil (12 months ended January 31, 2006 - $Nil) for rent charges from a company with a former common director.

c)	The Company paid legal fees of $274,584 (12 months ended January 31, 2006 - $Nil) and share issue costs of $113,097 (12 months ended January 31, 2006 - $Nil) to a law firm controlled by an officer.

d)	The Company paid $134,127 for supplies (January 31, 2006 - $61,749) to a company controlled by a director and officer.

e)	The amount receivable from Petaquilla Copper Ltd. is non-interest bearing, unsecured and without specific terms of repayment. Subsequent to April 30, 2007 the amount was repaid in full.

f)

Included in accounts payable is $55,901 (January 31, 2006 - $1,241) due to directors, officers, and companies controlled by an officer and a director all of which are payable within 30 days. The amount is non-interest bearing and unsecured. Subsequent to April 30, 2007 the amount was repaid in full.

g)	During the period the Company charged $103,348 is asset usage fees to Copper. This costs recovery arrangement will be subject to review and revised to reflect changes to the operations.

h)	The Company received $16,122 in rent payments from Copper.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

15.	INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	15 months	12 months	12 months
	ended	ended	ended
	April 30,	January 31,	January 31,
	2007	2006	2005

Statutory tax rate	34.12%	34.7%	35.6%

Loss for the period	$(27,942,450)	$(2,567,758)	$(1,798,273)

Income tax recovery	$(9,533,900)	$(892,168)	$(640,185)
Permanent differences	6,740,964	117,045	307,836
Income tax rate change	491,760	14,107	4,558
Change in valuation allowance	2,301,176	761,016	327,791

Income tax recovery	$-	$-	$-

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

15.	INCOME TAXES (continued)

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	15 months ended	12 months ended
	April 30,	January 31,
	2007	2006

Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$4,264,620	$1,409,133
Equipment and exploration properties	235,412	247,380
Other	386,036	156,445

Total future income tax assets	4,886,068	1,812,958
Valuation allowance	(4,886,068)	(1,812,958)
Net future income tax assets	$-	$-

The Company has non-capital losses of approximately $12,371,372 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire beginning in 2008 as follows:

2008	$289,652
2009	184,526
2010	133,088
2011	420,267
2015	882,063
2026	1,932,414
2027	8,529,362
$12,371,372

Subject to certain restrictions, the Company also has approximately $1,191,626 in share issue costs available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

16.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties. Details of geographic information are as follows:

April 30, 2007	Canada	Panama	Total

Interest income	311,833	41,047	352,880

Property and equipment	63,284	5,279,863	5,343,147
Mineral properties	-	31,236,455	31,236,455

January 31, 2006	Canada	Panama	Total

Interest income	$48,239	$-	$48,239

Property and equipment	$45,970	$239,035	$285,005
Mineral properties	-	2,389,769	2,389,769

January 31, 2005	Canada	Panama	Total

Interest income	$17,956	$310	$18,266

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

17.	COMMITMENTS AND CONTINGENCIES

(a)	The Company is committed to the following plant and equipment acquisitions related to the mine site construction:

a)	$4,981,000 for gold recovery equipment;

b)	$3,345,000 for generators;

c)	$1,788,000 for other support items.

d)	$1,428,000 for other construction in progress

All commitments will become payable during the fiscal year 2008.

During the period ended April 30, 2007, the Company entered into a five-year lease for office premises at an estimated annual cost of $66,240 effective January 1, 2007. Cancellation of two previous lease obligations was obtained effective May 15, 2006.

From October 18, 2006, the office leasing costs have been split equally between the Company and Petaquilla Copper Ltd., as a result of the Plan of Arrangement (see Note 7 Plan of Arrangement and Advances to Petaquilla Copper Ltd.) Therefore the estimated annual cost is $33,120 to the Company

During the period ended April 30, 2007, the Company entered into a contract relating to an environmental impact study. The amount payable at the end of the contract is $131,776.

(b)

Geneva Gold Ltd. has claimed for loss in share value said to be caused by Petaquilla’s news release announcing that the agreement with the Company has been rescinded. The amount of the claim has not been quantified, and according to Company counsel it is too early to provide an opinion on either party’s chances of success as discoveries have not yet taken place. The claim is currently under the review of an arbitrator whose decision will be final and binding on all parties.

18.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, long term debt, restricted cash, and the amount receivable from Petaquilla Copper Ltd. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Fifteen months		Twelve months	Twelve months
	ended		ended	ended
	April 30, 2007		January 31, 2006	January 31, 2005

Non-cash financing activities
Finders’ fee warrants	$820,518		$-	$-
Share issue costs	(820,518)		-	-

Non-cash investing activities
Property and equipment incurred through payables	188,383		-	-
Mineral property costs incurred through payables	4,339,151		192,158	-
Stock based compensation capitalized to mineral
properties	118,396		-	-

	April 30,			January 31,
	2007			2006

Cash and cash equivalents consist of:
Cash	$258,216	$		1,420,258
Term deposits	407,074			7,751,060
	$665,290	$		9,171,318

	April 30,			January 31,
	2007			2006

Interest paid in cash	$68,239	$		-
Income taxes paid in cash	-			-

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

20.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:

Beginning balance – January 31, 2006	$-
Liabilities incurred in the current period	4,400,000
Ending balance – April 30, 2007	$4,400,000

The provision for asset retirement obligations is based upon the following assumptions:

	a)	The total undiscounted cash flow required to settle the obligation is approximately $6,848,000 ($US 6,225,000);
	b)	Asset retirement obligation payments are expected to occur during fiscal year 2014 and 2015;
	c)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

21.	SUBSEQUENT EVENTS

Subsequent to April 30, 2007:

a)	The Company issued 468,344 shares on the exercise of stock options for proceeds of $575,429.

b)

The Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercising of the warrants within a 30 day period. If the Company exercises such right, the warrant will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such 30 day period. The securities issued under this private placement are subject to a four-month and a day resale restriction in effect until September 10, 2007.

c)	The Company entered into a capital lease arrangement with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The facility will be advanced in the following concurrent trenches:

a. Financial leasing of US$2,012,200 and US$431,186, together totalling US$ 2,443,386; and
b. Financial leasing of US$9,006,256 (or 70% of equipment valued at US$12,866,080).

The equipment includes but is not restricted to: ball mills, Metso crushing plant; cranes and an aggregate crushing plant.

The interest rate on this financial leasing facility is 9% per annum and, as a condition of the loan, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama.

d)

The Company granted an aggregate of 900,000 stock options to employees, consultants, a director and an officer with exercise prices between $2.22 to $2.54 and expiry dates between June 12, 2012 and July 23, 2012.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

Loss for the year

	2007	2006	2005
Loss for the year – Canadian GAAP	$(27,962,450)	$(2,567,758)	$(1,798,273)
Gain on dilution of equity investment (a)	(3,080,000)	-	-
Mineral properties expensed under U.S. GAAP (b)	(31,236,455)	(2,389,769)	-
Equity investment (e)	(1,807,000)	-	-
Loss for the year – U.S. GAAP	(64,085,905)	(4,957,527)	(1,798,273)
Holding losses on marketable securities (c)	-	(22,044)	(7,587)
Comprehensive loss – U.S. GAAP	$(64,085,905)	$(4,979,571)	$(1,805,860)

Basic and diluted loss per share – U.S. GAAP	$(0.80)	$(0.09)	$(0.04)

		2007	2006
Current assets
Current assets – Canadian GAAP		$1,218,418	$9,240,156
Bank overdraft – U.S GAAP (f)		1,205,382	-
Cumulative adjustments:
Holding gains on marketable securities (c)		-	15,375

Current assets – U.S. GAAP		$2,423,800	$9,255,531

		2007	2006
Current liabilities
Current liabilities – Canadian GAAP		$5,439,179	$551,096
Bank overdraft – U.S GAAP (f)		1,205,382	-

Current liabilities – U.S. GAAP		$6,644,561	$551,096

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

		2007	2006
Mineral properties
Mineral properties – Canadian GAAP		$31,236,455	$2,389,769
Mineral properties expensed under U.S. GAAP (b)		(31,236,455)	(2,389,769)
Mineral properties – U.S. GAAP		$-	$-

		2007	2006
Equity investments
Equity investments – Canadian GAAP		$1,807,000	$-
Equity investments expensed under U.S. GAAP (e)		(1,807,000)	-
Equity investments – U.S. GAAP		$-	$-

		2007	2006
Shareholders’ equity
Shareholders’ equity – Canadian GAAP		$34,837,619	$12,256,076
Cumulative adjustments:
Mineral properties (b)		(31,236,455)	(2,389,769)
Holding gains on marketable securities (c)		-	15,375
Share capital – private placement warrants (d)		(9,885,980)	(1,292,993)
Contributed surplus – private placement warrants (d)		9,885,980	1,292,993
Additional loss from equity investment (e)		(1,807,000)	-

Shareholders’ equity – U.S. GAAP		$1,794,164	$9,881,682

	2007	2006	2005
Statement of Cash Flows

Cash used in operating activities – Canadian GAAP	$(8,980,102)	$(1,757,852)	$(1,166,330)
Expenditures on mineral properties	(19,387,844)	(2,197,611)	-
Cash used in operating activities – U.S. GAAP	$(28,367,946)	$(3,955,463)	$(1,166,330)

Cash from financing activities – Canadian GAAP	$26,643,457	$12,527,110	$424,200
Bank overdraft	1,205,382	-	-
Cash from financing activities – U.S. GAAP	$27,848,839	$12,527,110	$424,200

Cash used in investing activities – Canadian GAAP	$(26,133,816)	$(2,489,488)	$(202,787)
Expenditures on mineral properties	19,387,844	2,197,611	-
Cash used in investing activities – U.S. GAAP	$(6,745,972)	$(291,877)	$(202,787)

Cash and cash equivalents, end of period – Canadian GAAP	$665,290	$9,171,318	$891,548
Bank overdraft	1,205,382	-	-
Cash and cash equivalents, end of period – U.S. GAAP	$1,870,672	$9,171,318	$891,548

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	Three months ended	Twelve months ended
Statements of Operations	April 30, 2007	January 31, 2007
	(unaudited)	(unaudited)

Expenses
Accounting and legal	$236,578	$490,351
Consulting fees	320,910	756,452
Amortization	135,397	335,912
Filing fees	6,340	76,329
Investor relations and shareholder information	153,403	1,114,102
Mineral properties – exploration expenditures	7,203,658	23,914,401
Office administration	176,097	795,839
Rent	38,310	141,187
Stock-based compensation	10,496,704	10,007,962
Travel	266,748	1,419,788
Wages and benefits	179,317	1,812,453
Total expenses	(19,213,462)	(40,864,776)

Other income (expenses)	(4,365,607)	357,940

Net loss during the period	$(23,579,069)	$(40,506,836)

	Three months ended	Twelve months ended
Statements of Cash Flows	April 30, 2007	January 31, 2007
	(unaudited)	(unaudited)

Cash flow from/(used in) operating activities	$(324,302)	$(28,043,644)
Cash flow from/(used in) financing activities	(3,106,639)	30,955,478
Cash flow from/(used in) investing activities	(1,592,644)	(5,153,328)
Change in cash and cash equivalents	(5,023,585)	(2,241,494)
Impact of foreign exchange rates on cash balances	(35,567)	-
Cash and cash equivalents, beginning of period	6,929,824	9,171,318
Cash and cash equivalents, end of period	$1,870,672	$6,929,824

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a)	Gain on dilution of equity investment

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited to income.

b)	Mineral properties and deferred costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

c)	Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

d)	Bifurcation of warrants

For U.S. reporting purposes the Company has bifurcated its unit financings. The current period’s issuances have been adjusted to take into consideration the amounts associated with the exercising of warrants in the current period.

e)	Accounting for Equity Investment.

In 2006, the Company disposed of its Copper interests in exchange for common shares. The Company accounts for this investment under the equity method. The Company recorded its proportionate share of cumulative net losses totalling $3,580,000 based on U.S. GAAP adjusted financial statements.

f)	Bank overdraft

For U.S. reporting purposes, the Company has shown bank overdrafts as part of financing activities. Under the U.S. GAAP, bank overdrafts can not be presented as cash and cash equivalents.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

g)	Stock-based compensation

On February 1, 2006 the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company previously used the fair value based method to account for all stock option grants the adoption of SFAS 123(R) did not have a significant impact on the consolidated financial statements.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value based method (Note 2). Accordingly, there is no difference between Canadian GAAP and U.S. GAAP.

h)	Reporting comprehensive income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

i)	Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

j)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

k)	Reclassification

Certain comparative numbers have been reclassified to take into consideration the current periods financial statement presentation.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

l) Recent accounting pronouncements:

i.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 is not expected to have an impact on the Company’s consolidated financial statements.

ii.

Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities, provides companies with an option to report selected assets and liabilities (principally financial assets and liabilities) at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurements attributes for similar types of assets and liabilities. SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 159 is not expected to have an impact on the Company’s consolidated financial statements.

iii.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a material impact on the consolidated financial statements.

Exhibit 8

Subsidiaries of Petaquilla Minerals Ltd.

The following is a list of our subsidiaries, ownership percentages, and the jurisdictions of incorporation or organization of each as of July 13, 2007.  Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization

Adrian Resources (BVI) Ltd. (100%)	British Virgin Islands
Petaquilla Minerals, S.A. (100%)	Panama
Petaquilla Gold, S.A. (100%)	Panama
Aqua Azure, S.A. (100%)	Panama
Compania Minera Belencillo, S.A. (68.8%)	Panama
Petaquilla Power & Water, S.A. (50.2%)	Panama

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 126

Exhibit 12.A

CERTIFICATION

I, Richard Fifer, President of Petaquilla Minerals Ltd., certify that:

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

Date:  October 1, 2007

/s/ Richard Fifer
Richard Fifer, President

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 127

Exhibit 12.B

CERTIFICATION

I, Tony M. Ricci, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

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

Date: October 1, 2007

/s/ Tony M, Ricci, CA
Tony M. Ricci, Chief Financial Officer

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 128

Exhibit 13.A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Petaquilla Minerals Ltd. for the 15-months ended April 30, 2007, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: October 1, 2007

/s/ Richard Fifer
Richard Fifer, President

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

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 129

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

Date: October 1, 2007

/s/ Tony M. Ricci, CA
Tony M. Ricci, Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request

Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 130