Form 20-F/A
period 2007-04-30
PETAQUILLA MINERALS LTD
filed 2008-11-07
CIK 947121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549 USA

AMENDMENT NO. 1 TO FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

_______________________

OR

☑

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

______________________________

For the transition period from _______February 1, 2006_______ to _____April 30, 2007__________

Commission file number:

000-26296

                                                      Petaquilla Minerals Ltd.
(Exact name of Registrant as specified in its charter)

                                                           Not applicable                                                         ______
(Translation of Registrant's name into English)

                                                  Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

              Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Janet Francis, telephone (604) 694-0021, fax (604) 694-0063,

_________Suite 410, 475 West Georgia Street,Vancouver, British Columbia, Canada V6B 4M9________

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

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

☑  Yes       ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer        ☑  Accelerated filer             ☐  Non-accelerated filer

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 2

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial reporting Standards as issued by the International Accounting Standards Board	☑ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes       ☑  No

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 3

Explanatory Note

Petaquilla Minerals Ltd. has filed this amended Form 20-F in order to primarily correct and clarify the material United States Federal income tax considerations to U.S. holders of our shares as disclosed on the Company’s Form 20-F for the 15 month period ended April 30, 2007.

Although a number of clarifications and updates have been made to items throughout this amended Form 20-F, the primary area corrected is Item 10, Section 10.E. Material United States Federal Income Tax Consequences.  Our original Form 20-F for the 15 month period ended April 30, 2007, contained references to sections, which had previously been repealed, of the Internal Revenue Code of 1986.  As such, the material in question has either been removed in its entirety or corrected to reflect current law.

The information set forth in this Annual Report on amended Form 20-F (the “Annual Report”) is as at April 30, 2007, unless an earlier or later date is indicated.

Financial information in this amended Annual Report is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Petaquilla Minerals Ltd., are set forth in Item 5 of this Annual Report and in Note 22 to the accompanying Financial Statements of Petaquilla Minerals Ltd.

This Annual Report contains forward-looking statements within the meaning of applicable securities laws.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity performance or achievements to be materially different from any future results, levels of activity performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, including when our Molejon project is anticipated to begin production, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Item 3 – Key Information – 3.D. Risk Factors” for other factors that may affect our future financial performance.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 4

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION

AMENDED FORM 20-F
TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	9

PART I		11

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	11

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	11

ITEM 3	KEY INFORMATION	11
3.A.	Selected Financial Data	11
3.B.	Capitalization and Indebtedness	13
3.C.	Reasons For The Offer and Use of Proceeds	13
3.D.	Risk Factors	13
	Risks related to our development, exploration, construction and mining operations could adversely affect our business	13
	Our estimates of reserves, mineral deposits and production costs may be inaccurate, which could impact our results of operations in the future	14
	Our properties may be subject to undetected title defects	14
	Our directors may have conflicts of interest	15
	Exchange rate fluctuations may effectively increase our costs of exploration and production	15
	We are dependent upon additional funding in order to sustain our operations	15
	Our company has a history of losses and there is substantial uncertainty regarding our ability to continue as a going concern	15
	The requirements of the Ley Petaquilla may have an adverse impact on our company	16
	We have a history of net losses, an accumulated deficit and a lack of revenue from operations	16
	We have limited experience with development-stage mining operations	17
	Our common shares are subject to penny stock rules, which could affect trading in our shares	17
	We face strong competition for the acquisition of mining properties.	17
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations	17
	We face risks related to our operations in foreign countries	18
	Our operations are subject to environmental and other regulation	18
	We face political risks in Panama	19
	We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future	19

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 5

	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling person and officers	19
	If We are Characterized as a Passive Foreign Investment Company (“PFIC”), Our U.S. Shareholders May Be Subject to Adverse U.S. Federal Income Tax Consequences	19
ITEM 4	INFORMATION ON THE COMPANY	20
4.A.	History and Development of Our Company	20
	Acquisition of the Petaquilla Concession, Panama	21
	Financing Agreement with Teck Corporation	21
	Molejon Property – Panama	22
	Mineral Properties – Other	23
	Directors and Officers of Our Company	24
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	24
	Current and Planned Capital Expenditures/Divestitures	24
	Public Takeover Offers	25
4.B.	Business Overview	25
4.C.	Organizational Structure	28
4.D.	Property, Plants and Equipment	30
	Petaquilla Concession, Panama	30
	Introduction	30
	Property Location	31
	Location, Access & Physiography	31
	Plants and Equipment	34
	Title	35
	Exploration History	36
	Exploration - Results Obtained By Us or on Our Behalf	37
	Outlook 2008	44
	Regional and Local Geology	45
	Mineralization	47
	Final Feasibility Study	48
	Doing Business in Panama	50

ITEM 4A	UNRESOLVED STAFF COMMENTS	53

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	53
5.A.	Operating Results	53
	15-Months Ended April 30, 2007, Compared to Fiscal Year Ended January 31, 2006	53
	Fiscal Year Ended January 31, 2006, Compared to Fiscal Year Ended January 31, 2005	54
5.B.	Liquidity and Capital Resources	54
	April 30, 2007, Compared to January 31, 2006	55
	January 31, 2006, Compared to January 31, 2005	56
	Outlook	56
5.C.	Research and Development, Patents and Licenses, etc.	56
5.D.	Trend Information	56
5.E.	Off-Balance Sheet Arrangements	56
5.F.	Tabular Disclosure of Contractual Obligations	57

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 6

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
6.A.	Directors and Senior Management	57
6.B.	Compensation	58
	Cash and Non-Cash Compensation - Executive Officers and Directors	59
	Option Grants in Last Fiscal Period (February 1, 2006, to April 30, 2007)	60
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	61
	Defined Benefit or Actuarial Plan Disclosure	61
	Termination of Employment, Change in Responsibilities and Employment Contracts	61
	Directors	61
6.C.	Board Practices	63
6.D.	Employees	63
	Consultants	64
6.E.	Share Ownership	64

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
7.A.	Major Shareholders	66
7.B.	Related Party Transactions	66
7.C.	Interests of Experts and Counsel	67

ITEM 8	FINANCIAL INFORMATION	67
8.A.	Consolidated Statements and Other Financial Information	67
8.B.	Significant Changes	67

ITEM 9	THE OFFER AND LISTING	68
9.A.	Offer and Listing Details	68
9.B.	Plan of Distribution	69
9.C.	Markets	69
9.D.	Selling Shareholders	69
9.E.	Dilution	69
9.F.	Expenses of the Issue	70

ITEM 10	ADDITIONAL INFORMATION	70
10.A.	Share Capital	70
10.B.	Memorandum and Articles of Association	70
10.C.	Material Contracts	74
10.D.	Exchange Controls	74
10.E.	Taxation	76
	Material Canadian Federal Income Tax Consequences	76
	Dividends	76
	Capital Gains	76
	Material United States Federal Income Tax Consequences	77
	U.S. Holders	77
	Distributions on our Common Shares	78
	Disposition of Common Shares of the Company	78
	Passive Foreign Investment Company	79
	Foreign Tax Credit	80
	Controlled Foreign Corporations	80
	Information Reporting: Backup Withholding	81

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 7

10.F.	Dividends and Paying Agents	81
10.G.	Statement by Experts	81
10.H.	Documents on Display	81
10.I.	Subsidiary Information	81

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	81

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	81

PART II		82

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	82

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	82

ITEM 15	CONTROLS AND PROCEDURES	84

ITEM 16	[RESERVED]	85
16.A.	Audit Committee Financial Expert	85
16.B.	Code of Ethics	85
16.C.	Principal Accountant Fees and Services	86
16.D.	Exemptions From the Listing Standards for Audit Committees	86
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	87

PART III		87

ITEM 17	FINANCIAL STATEMENTS	87

ITEM 18	FINANCIAL STATEMENTS	87

ITEM 19	EXHIBITS	87

	SIGNATURES	90

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 8

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

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 9

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

tonne - metric ton (2,204 pounds).

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 10

PART I

As used in this annual report, the terms "we", "us" and "our" mean Petaquilla Minerals Ltd. and its subsidiaries, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, as such, there is no requirement to provide the information called for by this item.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 3.  KEY INFORMATION

3.A.  Selected Financial Data

The following tables summarize our selected financial data (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled for measurement differences to United States general accepted accounting principles (“U.S. GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".  Note 22 of our consolidated financial statements included with this filing sets forth the material variations in U.S. GAAP.  Results for the period ended April 30, 2007, are not necessarily indicative of results for future periods.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 11

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		15-Months Ended April 30	Fiscal Years Ended January 31
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Loss before extraordinary items (1)
	Total	($27,962,450)	($2,567,758)	($1,798,273)	($811,190)	($214,102)
	Per Share (1)	($0.35)	($0.05)	($0.04)	($0.02)	($0.01)
(c)	Total assets	$45,375,983	$12,807,172	$1,989,474	$2,670,561	$1,196,640
(d)	Total long-term debt	$699,185	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$34,837,619	$12,256,076	$1,886,423	$2,543,620	$1,068,394
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	89,876,951	70,246,303	51,264,537	48,829,542	33,340,543
(h)	Net earnings (loss) for the period
	Total	($27,962,450)	($2,567,758)	($1,798,273	($811,190)	($214,102)
	Per Share (1)	($0.35)	($0.05)	($0.04)	($0.02)	($0.01)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		15-Months Ended April 30	Fiscal Years Ended January 31
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($58,616,136)	($4,979,571)	($1,798,273)	($811,190)	($214,102)
	Per Share¹	($0.73)	($0.09)	($0.04)	($0.02)	($0.01)
(c)	Total assets	$13,537,910	$10,432,778	$2,026,893	$2,715,567	$1,196,640
(d)	Total long-term debt	$699,185	$0	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$1,794,164	$9,881,682	$1,923,842	$2,588,626	$1,068,394
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	89,876,951	70,246,303	51,264,537	48,829,542	33,340,543
(h)	Net earnings (loss) for the period
	Total	($58,616,136)	($4,979,571)	($1,805,860)	($766,184)	($214,102)
	Per Share¹	($0.73)	($0.09)	($0.04)	($0.02)	($0.01)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

We have not declared or paid any dividends in any of our last five financial years.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 12

On August 1, 2008, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $0.9753.

The following table sets out the high and low exchange rates for each of the last six months.

	2008
	July	June	May	April	March	February
High for period	1.0261	1.0282	1.0189	1.0270	1.0279	1.0190
Low for period	1.0016	0.9942	0.9844	1.0025	0.9842	0.9719

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

3.D.  Risk Factors

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in our securities. The occurrence of any of the following events could harm us. If these events occur, the trading price of our common shares could decline, and investors may lose part or even all of their investment.

Risks related to our development, exploration, construction and mining operations could adversely affect our business.

We are engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Our property interests are in the exploration stage only, with the exception of the Molejon gold property, and are without a known body of commercial ore.  The Molejon gold deposit, located in the Cerro Petaquilla mining concession, hereinafter referred to as the Petaquilla concession, is in the advanced development and pre-production phase.  Although an open pit mine is planned and construction of a gold plant is currently underway at the Molejon gold property for the processing of gold-bearing ores, there is no guarantee we will realize any profits in the short to medium term.  Any profitability in the future from our business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

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

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 13

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

Our estimates of reserves, mineral deposits and production costs may be inaccurate, which could impact our results of operations in the future.

Although the ore reserve and mineral deposit figures included herein, some of which, as noted, are not compliant with National Instrument Policy 43-101, have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Further development, drilling and other engineering analyses are required in order to have any of our reserves classified as proven resources.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Our properties may be subject to undetected title defects.

It is possible there may be undetected title defects affecting our properties.  Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  Furthermore, we have not conducted surveys of the claims in which we hold interests and, therefore, the precise area and location of such claims may be in doubt.  Accordingly, our properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on our operations.  In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 14

Our directors may have conflicts of interest.

As at August 1, 2008, all of our directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to our company.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of our company.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to our company, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have no other procedures or mechanisms to prevent conflicts of interest.

Exchange rate fluctuations may effectively increase our costs of exploration and production.

Exchange rate fluctuations may affect the costs that we incur in our operations. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

We are dependent upon additional funding in order to sustain our operations.

We have not generated cash flow from operations in the past and, although the Company is preparing for production at the Molejon gold property, cash flow to satisfy our operational requirements and cash commitments is not guaranteed from the operations of the Molejon gold plant.  In the past, we have relied on sales of equity securities or debt financing to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements and cash commitments.

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

Our company has a history of losses and there is substantial uncertainty regarding our ability to continue as a going concern.

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

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 15

The requirements of the Ley Petaquilla may have an adverse impact on our company.

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Petaquilla concession, including the Molejon gold deposit.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“Minera Petaquilla”), a Panamanian company formed in 1997 to hold the Petaquilla mineral concession covering approximately 136 square kilometers in north-central Panama.

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

Under the Ley Petaquilla, Minera Petaquilla was required to begin mine development by May 2001.  However, Minera Petaquilla was able to defer commencing development operations for one month for every month that the price of copper remained below US$1.155 per pound for up to a further five years (i.e. until May 2006 at the latest).  The Ley Petaquilla also requires Minera Petaquilla to make a minimum investment of US $400 million in the development of the Petaquilla concession lands.

Up until October 18, 2006, we, through are then wholly-owned subsidiary, Georecursos Internacional, S.A., owned 52% of Minera Petaquilla and Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owned the remaining 48%.  For a more detailed ownership explanation, please refer to “Item 4.D. Property, Plants and Equipment - Title“.

We have a history of net losses, an accumulated deficit and a lack of revenue from operations.

We have incurred net losses to date.  Our deficit as of May 31, 2008, was $83,865,382.  We have not yet had any revenue from the exploration activities on our properties.  The Molejon gold property is our first property development activity.  Even if we undertake development activity on any of our properties, including the Molejon gold property, we may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future and recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of our mineral deposits reach commercial production.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 16

We have limited experience with development-stage mining operations.

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

Our common shares are subject to penny stock rules, which could affect trading in our shares.

Our common shares are classified as “penny stock” as defined in Rule 15g-9 promulgated under the Exchange Act.  In response to perceived abuse in the penny stock market generally, the Exchange Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for our common shares, thus limiting the ability of our shareholder to sell their shares.

We face strong competition for the acquisition of mining properties.

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than we have, we may be unable to acquire additional attractive mineral properties on terms we consider acceptable.  Accordingly, there can be no assurance that our exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.

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

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 17

We face risks related to our operations in foreign countries.

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

Our operations are subject to environmental and other regulation.

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

Our potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations that currently apply to our activities.  There can be no assurance, however, that all permits we may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project we might undertake.

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

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 18

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.

We face political risks in Panama.

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

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

All of our available funds will be invested to finance the growth of our business and, therefore, investors cannot expect and should not anticipate receiving a dividend on our common shares in the foreseeable future.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

Our company and our officers and directors are residents of countries other than the United States, and all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Rider F

If We are Characterized as a Passive Foreign Investment Company (“PFIC”), Our U.S. Shareholders May Be Subject to Adverse U.S. Federal Income Tax Consequences.

We have not made a determination as to whether we are considered a PFIC as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years.  A non-U.S. corporation generally will be considered a PFIC for any tax year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if we are or become a PFIC, any gain recognized on the sale of our common stock and any “excess distributions” (as specifically defined in the Code) paid on the common stock must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common stock.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common stock generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  For more information, see “Material United States Federal Income Tax Consequences-Passive Foreign Investment Company.”

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 19

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

Our head office and principal office address is Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada.  Our telephone number is (604) 694-0021 and our facsimile number is (604) 694-0063.

We have five subsidiaries and one joint venture interest as detailed below:

(i)

We own all of the issued shares of Adrian Resources (BVI) Ltd., incorporated in the British Virgin Islands on December 17, 1999.

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

(iv)

Compañìa Minera Belencillo, S.A., a Panamanian corporation, was created on September 21, 2005, in accordance with the agreement signed between Petaquilla Minerals, S.A. and Madison Enterprises (Latin American), S.A.  Petaquilla Minerals, S.A. owns 68.88% of Compañìa Minera Belencillo, S.A., which in turn holds a 100% interest in Zone 2 of the Rio Belencillo Concession and 68.88% of Zone 1, subject to an option by Madison Enterprises (Latin American), S.A. to earn a 31.12% interest in Zone 1 of the Rio Belencillo Concession.  On May 7, 2005, we entered into an option agreement with Gold Dragon Capital Management Ltd. (“Gold Dragon”) whereby Gold Dragon could earn a 100% interest in the concession lands by the expenditure of US $500,000 over two years on mutually agreed upon property expenditures.

(v)

Petaquilla Gold, S.A. owns 50.2% of the shares of Petaquilla Infraestructura, S.A. (formerly named Petaquilla Power & Water, S.A.), a Panamanian corporation formed on September 21, 2006, to primarily (i) design, construct, operate, maintain and install equipment and networks for the generation, transmission and commercialization of electrical energy; and (ii) to develop projects for the production, distribution and commercialization of potable water.

(vi)

Petaquilla Gold, S.A. also owns all of the issued shares of Aqua Azure, S.A., a Panamanian corporation formed on October 10, 2006, to purchase, sell, lease, manage, commercialize and hold investment in all sorts of moveable goods.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 20

In addition, during the period March 15, 2006 to October 18, 2006, we held all the issued shares of Petaquilla Copper Ltd. (“Copper”), which was incorporated under the laws of the Province of British Columbia, Canada, on March 15, 2006, in order to take part in a proposed Plan of Arrangement (the “Arrangement”) with our company.  As a wholly owned subsidiary of our company during this period, Copper had no operations.  Pursuant to shareholder approval of the Arrangement obtained at our Annual and Special General Meeting of Shareholders (“AGM”) held on June 6, 2006, we and Copper entered into the Arrangement effectively separating our assets into two distinct companies on October 18, 2006.  While we retained our gold assets, we transferred our indirect 52% interest (subject to Teck Cominco Limited's (“Teck”) right to acquire 50% of such interest) in the copper deposits held by Minera Petaquilla, S.A. to Copper.  Immediately following the completion of the Arrangement, we owned 20% of the issued shares of Copper.  As at August 1, 2008, PTQ held approximately 12.70% of the issued shares of Copper.  As of December 31, 2007, Copper has been trading under the symbol “PTC” on the Toronto Stock Exchange.

Acquisition of the Petaquilla Concession, Panama

Until October 18, 2006, we held a 52% interest in the copper deposits of the Petaquilla concession and such interest was subject to the right of Teck Cominco Limited to acquire 50%, as more fully described under "Item 4 - Information on Our Company – 4.D. Property, Plants and Equipment".

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

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 21

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

(3)

thereafter, 50% of the net proceeds will be utilized to reimburse the parties’ other exploration and development costs and the remaining 50% will be divided equally between Teck Cominco Limited and our company; and

(4)

thereafter, 100% of the net proceeds will be divided equally between Teck Cominco Limited and our company.

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

In September 2005, the multi-phase Petaquilla Mine Development Plan submitted to the Government of Panama by Minera Petaquilla, S.A. was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Petaquilla concession lands and the first phase of the Petaquilla Mine Development Plan focuses on the development of the Molejon gold deposit by our company commencing in 2006.  The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company held by Inmet and Petaquilla Copper Ltd. with interests of 48% and 52%, respectively, as at April 30, 2007.  As previously mentioned, Copper acquired this 52% interest in the Petaquilla copper deposit from our company pursuant to the  Plan of Arrangement effective October 18, 2006.   At the time of the Plan of Arrangement, Teck Cominco Limited retained its option to acquire one-half of Copper’s interest and on March 28, 2008, Copper received notice from Teck of Teck’s "Final Commitment" under the shareholders’ agreement between Copper, Teck and Inmet with respect to the Petaquilla Copper Project in Panama.  Copper has since commenced arbitration proceedings against Teck, on the basis that Teck had not fulfilled the preconditions necessary to exercise its option to acquire one half of Copper’s interest in the property.  In addition, on July 28, 2008, Inmet formally commenced its unsolicited offer to purchase all of the outstanding common shares of Copper, further to its announcement on July 6, 2008, of its intention to make the offer.  However, as previously stated, our company, aside from being a shareholder of Copper, has had no interest in the Petaquilla copper deposit since the Plan of Arrangement effected with Copper on October 18, 2006, and is not involved in any arbitration matters regarding the Petaquilla Copper Project nor is it the subject of any takeover bid.  We continue to operate under the Ley Petaquilla and hold the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that might be developed within the Petaquilla concession lands

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 22

As at April 30, 2007, we incurred the following costs related to the Molejon gold deposit (except as noted below for Rio Belencillo).  These costs have been capitalized on our audited consolidated balance sheet as mineral property costs:

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

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 23

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

At PTQ’s annual and special general meeting of shareholders (the “AGM”) held on June 6, 2006, the following board members stood for election and were duly re-elected: Michael Levy, Richard Fifer, Marco Tejeira, and John Cook.  Dr. Ralph Ansley was proposed for appointment for the first time and was duly appointed to the Board.  The Company’s Board of Directors, as of the AGM, was comprised of a majority of independent directors.  On November 3, 2006, John Watt resigned as the Company’s Chief Financial Officer and was replaced by Tony M. Ricci on an interim basis.  On February 20, 2007, Michael Levy resigned from his directorship and from his position as President of the Company.  John Cook was then appointed interim president until April 14, 2007, at which time Richard Fifer was appointed President and Chief Executive Officer of the Company.  John Cook continued in his role as a director and was also appointed as Chairman of the Board of Directors the same day.  On June 11, 2007, Robert Baxter was appointed to the Board of Directors.  On September 10, 2007, Pablo Mauricio Buenano joined the Company as VP Finance.

At PTQ’s annual general meeting of shareholders held on November 6, 2007, the following board members stood for election and were duly re-elected: Richard Fifer, Marco Tejeira, John Cook, Ralph Ansley, and Robert Baxter.  Tony M. Ricci, who had been serving as the Company’s interim Chief Financial Officer while the Company conducted its search for a full-time Chief Financial Officer, stepped down when Bassam Moubarak was appointed as the Company’s Chief Financial Officer on February 11, 2008.

On July 7, 2008, Dr. Ralph Ansley resigned from the Company’s board cititng medical reasons.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

At April 30, 2007, we incurred $31,210,449 in Molejon property expenses and $26,006 in Rio Belencillo property expenses for a total of $31,236,455 that has been capitalized as mineral property costs.  On February 10, 2005, we sold 500,000 of our own shares on the Toronto Stock Exchange at a price of $0.65 per share.  These shares were previously issued and reacquired by us some years ago pursuant to an issuer bid.  Accordingly, there was no change to the number of shares issued and outstanding as a result of this sale.  The proceeds of the sale were directed towards general working capital purposes.

Current and Planned Capital Expenditures/Divestitures

We have either ongoing or anticipated significant capital expenditures or possible optioning of our property interests during the fiscal year ending May 31, 2009.  In relation to the planned exploration and development of the Molejon property, we anticipate having expenditures of approximately $35,000,000 to $45,000,000 during the fiscal year ending May 31, 2009.  However, these expenditures are subject to further analysis and to our ability to obtain financing.  There is no assurance that we will be successful in obtaining financing.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 24

Public Takeover Offers

During the 13-month period ended May 31, 2008, and the previous 15-month fiscal period ended April 30, 2007, we did not receive any public takeover offers from third parties nor did we make any such takeover offers.

4.B.  Business Overview

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Since our acquisition of an interest in the Petaquilla concession in Panama in 1992, our primary focus has been exploring and developing the Petaquilla concession, notably the Molejon gold deposit since our interest in the copper deposit of the Petaquilla concession was transferred to Petaquilla Copper Ltd. on October 18, 2006, and other mineral properties in the Republic of Panama.

We acquired our interest in the Petaquilla concession in 1992, 1993, and 2005 through two separate series of transactions and an unrelated agreement amongst the Minera Petaquilla, S.A. shareholders as more fully described under the heading “Item 4 - Information on Our Company – 4.D. Property, Plants and Equipment”.

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama, a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Petaquilla concession, including the Molejon gold deposit.  The Ley Petaquilla could be amended by the government of Panama through the enaction of a subsequent law but no such law has been enacted since the Ley Petaquilla legislation passed in February 1997.  At that time, the Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A., a Panamanian company formed in 1997 to hold the Petaquilla mineral concession covering approximately 136 square kilometers in north-central Panama.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports.  The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets, which cannot be used in the infrastructure tax credit pool, and a favourable depletion allowance.

There were no competing bidders for the concession at the time the Ley Petaquilla was enacted and the concession was granted for an initial 20-year term with two 20-year extensions permissible subject to the requirements to begin mine development and to make a minimum required investment.  In order to maintain the Petaquilla concession in good standing, Minera Petaquilla must meet certain obligations as more fully described under “Item 3 – Key Information – 3.D. Risk Factors – The requirements of the Ley Petaquilla may have an adverse impact on our company”.

In 2005, pursuant to the contract law under which the Petaquilla mineral concession was granted by the Government of the Republic of Panama, we and our partners delivered a phased Mine Development Plan to the Government of Panama.  This phased Mine Development Plan was approved in September 2005.    This approval resulted in the extension of the land tenure for an initial 20-year period commencing September 2005, subject to Minera Petaquilla meeting certain other ongoing development and operational conditions.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 25

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

In April 2005, we and Inmet agreed to a one-year waiver of Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study.  This waiver did not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

In May 2006, Teck commissioned AMEC Americas Limited (“AMEC”) to update the capital and operating cost estimates and the financial analysis originally prepared in January 1998 by Simons Mining Group for the Petaquilla Project 120,000 t/d Feasibility Study, on the Petaquilla concession.  AMEC’s scope of work included an update of the existing preproduction and sustaining capital costs, an update of the operating costs and an update of the financial model.  In addition, AMEC conducted five (5) stand-alone trade-off studies to consider opportunities to optimize the design of the project.  These studies related to a concentrate pipeline to a Pacific port, grid power supply alternatives, the use of larger trucks and shovels in the mine, the use of a single-line semi-autogenous and ball mill grinding circuit, and the use of larger flotation cells.  Where applicable, the results of the trade-off studies were incorporated into the cost update.  The specific details of this Cost Update are not provided in this annual report as it relates to the development of the copper deposit by Minera Petaquilla, S.A., of which we are no longer a shareholder.

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

Either Copper or Minnova (the “Proposer”) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study.  Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, Copper or Minnova (the “Recipient”), has 60 days from the receipt of such notice to commit to develop the project.

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

If Minnova sells its interest, pursuant to the Shotgun Offer, Copper shall pay Minnova 48% of the value of Minera Petaquilla.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 26

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

Up until October 18, 2006, our company, through our wholly-owned subsidiary, Georecursos Internacional, S.A., owned 52% of Minera Petaquilla and Minnova (Panama) Inc., a wholly-owned subsidiary of Inmet Mining Corporation, owned the remaining 48%.  On October 18, 2006, we entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”), whereby we effectively transferred our interest in the copper assets within the Petaquilla concession lands to Copper.  Under the terms of the Petaquilla Shareholders’ Agreement dated February 21, 1997, Teck Cominco Limited held an option, subject to its meeting certain obligations and requirements, to acquire one-half of Copper’s newly-acquired interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla.  On March 28, 2008, Copper received notice from Teck of Teck’s "Final Commitment" under the shareholders’ agreement between Copper, Teck and Inmet with respect to the Petaquilla Copper Project in Panama.  Copper has since commenced arbitration proceedings against Teck, on the basis that Teck had not fulfilled the preconditions necessary to exercise its option to acquire one half of Copper’s interest in the property.  In addition, on July 28, 2008, Inmet formally commenced its unsolicited offer to purchase all of the outstanding common shares of Copper, further to its announcement on July 6, 2008, of its intention to make the offer.  However, as previously stated, our company, aside from being a shareholder of Copper, has had no interest in the Petaquilla copper deposit since the Plan of Arrangement effected with Copper on October 18, 2006, and is not involved in any arbitration matters regarding the Petaquilla Copper Project nor are we the subject of any takeover bid.

We continue to operate under the Ley Petaquilla and hold the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that might be developed within the Petaquilla concession lands

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla mineral concession from the copper mineral deposits within the Petaquilla mineral concession.  The agreement provides for our company, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova as to 35.135% and 64.865% respectively.

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 27

In September 2005, the multi-phase Petaquilla Mine Development Plan submitted to the Government of Panama by Minera Petaquilla, S.A. was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Petaquilla concession lands and the first phase of the Petaquilla Mine Development Plan focuses on the development of the Molejon gold deposit by our company commencing in 2006.  The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company held by Inmet and Petaquilla Copper Ltd., with interests of 48% and 52%, respectively, as at April 30, 2007.  As previously mentioned, Copper acquired this 52% interest in the Petaquilla copper deposit from our company pursuant to the Plan of Arrangement effective October 18, 2006.   At the time of the Plan of Arrangement, Teck Cominco Limited retained its option to acquire one-half of Copper’s interest and on March 28, 2008, Copper received notice from Teck of Teck’s "Final Commitment" under the shareholders’ agreement between Copper, Teck and Inmet with respect to the Petaquilla Copper Project in Panama.  Copper has since commenced arbitration proceedings against Teck, on the basis that Teck had not fulfilled the preconditions necessary to exercise its option to acquire one half of Copper’s interest in the property.  However, as previously mentioned, our company, while continuing to operate under the Ley Petaquilla, no longer holds an interest in the Petaquilla Copper Project, aside from being a shareholder of Copper, and is not a party to any arbitration matters concerning the Petaquilla copper deposit.

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Amended Form 20-F for 15 Months Ended 2007 Apr 30	Page 28

CORPORATE ENTITIES
as at August 1, 2008
Existing SHAREHOLDERS
Existing SHAREHOLDERS
87.30%
PETAQUILLA MINERALS LTD.
[B.C. corporation]
PETAQUILLA COPPER LTD.
[B.C. corporation]
12.70%
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
[Panama corporation]
COMPANIA MINERA BELENCILLO, S.A.
[Panama corporation]
- Rio Belencillo Concession lands
- Rio Petaquilla Concession lands
- These concession lands are subject to the Gold Dragon Capital Management Ltd. option agreement
- Gold Dragon has exercised their option on these Lands and is required to pay PTQ by way of Gold Dragon shares which will result in PTQ owning 20% of Gold Dragon
- Payment by Gold Dragon cannot be "closed" until PTQ is in a position to deliver title to the Lands
26 %
Teck Cominco gave notice of their "Final Commitment" on March 28, 2007, thus earning 26% of the project. (Inmet Mining owns the remaining 48%.)
However, PTC has commenced arbitration proceedings, claiming that Teck's interest has terminated and may recapture its original 52% ownerrship.
MINERA PETAQUILLA, S.A.
[Panama corporation]
LEY PETAQUILLA CONCESSION CONTRACT NO.9 LANDS
[Copper Deposits]
AQUA AZURE, S.A.
[Panama corporation]
68.88%
50.2%
49.8%
PETAQULLA INFRAESTRUCTURA, S.A.
[Panama corporation]

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

During a portion of the period covered by this report, we owned, through our indirect share ownership in Minera Petaquilla, S.A. (“Minera Petaquilla”), the Panamanian company holding the rights to the Petaquilla concession, a 52% interest in the Petaquilla concession.  However, on October 18, 2006, we entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”), whereby we effectively transferred our wholly-owned subsidiary, Georecursos Internacional, S.A. and, thereby, our interest in the copper assets within the Petaquilla concession lands to Copper.  Pursuant to the Plan of Arrangement, Copper became a shareholder of Minera Petaquilla, S.A., the Panamanian company holding the rights to the Petaquilla concession.  However, we retained the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession lands and continues to operate under the Ley Petaquilla as does the joint venture company, Minera Petaquilla.  For a more detailed explanation, please refer to “Item 4.D. Property, Plants and Equipment - Title“.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 30

Property Location

Location, Access & Physiography

Although our Company is currently focusing on the development of the Molejon gold project located on the Petaquilla concession, we also hold the rights to 659 square kilometers of virtually unexplored land surrounding the known deposits of the Petaquilla concession including various interests in the Rio Belencillo and the Rio Petaquilla concessions adjacent to the Petaquilla concession.

A map of the various concession lands located in north-central Panama follows with the 136-square kilometre Petaquilla concession highlighted in the colour blue is shown on the following page.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 31

LEYEND
DEPOSITS
MOLEJON DEPOSIT
MINERA PETAQUILLA
PETAQUILLA MINERALS
Caribbean Sea
Miles
ORO DEL NORTE
ORO DEL SUR

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 32

Close-up of the 136-square kilometre Petaquilla concession with the Molejon area cross-hatched in red:

The Petaquilla concession alone covers approximately 136 square kilometers.  Minera Petaquilla, the Panamanian company holding the rights to the Petaquilla concession, is currently owned Copper, Teck and Inmet with interests of 26%, 26% and 48% respectively.  On March 28, 2008, Copper received notice from Teck of Teck’s “Final Commitment” under the shareholders’ agreement between Copper, Teck and Inmet with respect to the Petaquilla Copper Project in Panama.  In April 2008, Copper announced it had delivered a Notice of Request to Arbitrate to Teck.  Copper has claimed that Teck failed to satisfy the conditions to earn 26% of the Petaquilla Copper Project and the matter remains outstanding.  In addition, On July 28, 2008, Inmet formally commenced its unsolicited offer to purchase all of the outstanding common shares of Copper, further to its announcement on July 6, 2008, of its intention to make the offer.  However, as previously stated, we have had no interest in the Petaquilla copper deposit since the Plan of Arrangement effected with Copper on October 18, 2006, and are not involved in any agreements nor disputes regarding the Petaquilla Copper Project nor are we the subject of any takeover bid.  We hold the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that might be developed within the Petaquilla concession lands.  For a more detailed explanation, please refer to “Item 4.D. Property, Plants and Equipment – Title”.

The concession lands are located approximately 75 miles west of Panama City, six miles from the Caribbean coast and lie within the Donoso District of Colon Province of the Republic of Panama. The Petaquilla concession, specifically, is located 20 kilometres inland from the Caribbean coast and elevation within the concession boundaries ranges between 70 metres and 350 metres above sea level.  The Petaquilla concession falls within the rainfall shadow of the Continental Divide and the terrain is generally rugged and covered with heavy rainforest vegetation.  The climate of the Petaquilla concession is characteristic of tropical rainforests.  Precipitation is high throughout the year with annual rainfall averaging at least 4,700 mm in the concession area. The heaviest precipitation is evenly distributed from May to December and the months of January to April are typically the driest months.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 33

Access to the Molejon gold property within the Petaquilla concession is by road or helicopter.  We have completed construction of the 28-kilometre Llano Grande–Coclesito dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site.  As part of the Llano Grande-Coclesito Road Improvement Project, the Cascajal Bridge has been completed and was inaugurated January 16, 2007, by the Minister of Public Works of Panama.  One more bridge spanning the San Juan River is also now complete.  This road replaces a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work.  While the road has initially been designed to provide access to the mine site, it will ultimately comprise part of a future expansion of the national road network connecting communities with the region.  Thirty kilometres of gravel road connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network, and the Pan-American Highway to the south.  This road will also be upgraded to rural paved status as part of ongoing development work.

Plants and Equipment

In January 2005, a base camp was erected at the Molejon gold deposit to facilitate the exploration and development program being carried out on the Molejon gold deposit.  Currently, a gold-processing surface plant that will initially utilize three ball mills and a carbon-in-pulp processing facility is under construction.  The ball mills are completely mounted on their support platforms, have been NDT (non-destructive testing) checked and are awaiting lining and motor installation.  The foundation for the ball mill feed bins is 60% complete and awaiting delivery of heavy steel beams for bin construction.  Construction of the leach tanks has completed and an x-ray NDT check on welds will be completed shortly along with on-site assembly of the agitation systems.  The construction of the carbon-in pulp tanks has also completed and assembly of the agitation and screening system, which has already arrived in Panama, will follow.  Pulp and tailings thickeners’ construction has completed and the assembly of the rotation and rakes system is underway.  Both the ADR plant building and the CN detox system are 80% complete.  The carbon, acid wash and elution columns are mounted, the regeneration kiln structure and frames are mounted, and the four gen-sets are in place pending control room completion.  The crushing plant crushers and vibratory screens are complete and on site and we await the arrival of the scrubber and conveyor belts.  The emergency pond is near completion pending HDPE lining and tailings dam no. 2 is 70% complete pending dam wall completion and HDPE lining. Tailings dam no. 1 is 20% complete.

Construction personnel are currently working in four shifts 24-hours per day, 7 days per week.  Commissioning of the Molejon gold plant is expected by November 2008.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 34

Title

Petaquilla Concession – Panama

Prior to October 18, 2006, we owned, through our indirect share ownership in Minera Petaquilla, a 52% interest in the Petaquilla concession.  Specifically, our company’s 52% ownership of Minera Petaquilla was held through our wholly owned subsidiary of Georecursos Internacional, S.A. (“Georecursos”).  On October 18, 2006, we entered into a Plan of Arrangement with Copper, whereby we effectively transferred ownership of Georecursos to Copper, and, thereby, our interest in the copper assets within the Petaquilla concession lands to Copper.  Immediately following the completion of the Arrangement, we owned 20% of the issued shares of Copper.  As at August 22, 2008, we held approximately 12.70% of the issued shares of Copper.  Pursuant to the Arrangement, Copper became a shareholder of Minera Petaquilla, the Panamanian company holding the rights to the Petaquilla concession.

When we held a 52% interest in Minera Petaquilla and, thus a 52% interest in the Petaquilla concession, Teck had the right under the Petaquilla Shareholder’s Agreement dated February 21, 1997, to acquire 50% of our interest, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study and the provision for financing 52% of all costs through to production.  By way of the Arrangement, Copper became a party to the shareholder’s agreement  and continuing under the terms of the shareholder’s agreement Teck retained the option to acquire one-half of Copper’s newly-acquired interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla.  The remaining 48% of Minera Petaquilla was owned by Minnova, a wholly-owned subsidiary of Inmet.

On March 28, 2008, Copper received notice from Teck of Teck’s "Final Commitment" under the shareholder’s agreement among Copper, Teck and Inmet with respect to the Petaquilla Copper Project in Panama.  Copper has since commenced arbitration proceedings against Teck, on the basis that Teck had not fulfilled the preconditions necessary to exercise its option to acquire one half of Copper’s interest in the property.  In addition, on July 28, 2008, Inmet formally commenced its unsolicited offer to purchase all of the outstanding common shares of Copper, further to its announcement on July 6, 2008, of its intention to make the offer.  However, as previously stated, we have had no interest in the Petaquilla copper deposit since the Arrangement effected with Copper on October 18, 2006, and are not involved in any agreements or disputes regarding the Petaquilla Copper Project nor are we the subject of any takeover bid.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 35

We retain the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that may be developed within the Petaquilla mineral concession lands and continue to operate under the Ley Petaquilla as does the joint venture company, Minera Petaquilla.

Molejon Property – Panama

With the above noted and as per the Molejon Gold Project Agreement dated June 2, 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla mineral concession from the copper mineral deposits within the Petaquilla mineral concession.  The agreement provides for our company, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova, as to 35.135% and 64.865% respectively.

Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, our company with our then partners delivered a phased Mine Development Plan to the Government of Panama.  In September 2005, the multi-phase Petaquilla Mine Development Plan submitted to the Government of Panama by Minera Petaquilla was approved by Ministerial Resolution.  This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to Minera Petaquilla meeting certain other development and operational conditions on an ongoing basis. The land tenure provides for two additional 20-year terms that are also subject to Minera Petaquilla meeting certain other ongoing development and operational conditions.

The Molejon gold mineral deposit, owned 100% by our company, forms part of the Petaquilla concession lands and the first phase of the Petaquilla Mine Development Plan focuses on the development of the Molejon gold deposit by our company commencing in 2006.  The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla S.A.

Mineral Properties – Other

We hold various interests in other land concession areas adjacent to the Petaquilla concession in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005, and amended on June 10, 2005, Gold Dragon has an option to purchase all of our company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying us $1,152,400.  This sum is payable in shares of Gold Dragon.

Exploration History

The Petaquilla concession has been investigated since 1968 when the potential for copper porphyry mineral deposits within the area was first recognized by members of a United Nations Development Program team carrying out a regional geological and geochemical survey of central Panama.  The U.N. team subsequently completed 37 short diamond drill holes totaling 2,740 metres on the newly discovered Petaquilla, Botija and Vega deposits.  In July 1969, the Panamanian government tendered the exploration rights to the Petaquilla concession area to international bidders and, in July 1971, the concession was awarded to Panama Mineral Resources Development Co. Ltd. ("PMRD"), a consortium of seven Japanese copper companies.  An extensive drill program consisting of 51 diamond drill holes totaling 12,650 metres, followed by preliminary reserve calculations, metallurgical test work and a positive feasibility study (based on a mill rate of 18,000 tonnes/day) was completed on the Petaquilla and Botija deposits by PMRD in 1977, and was subsequently updated in 1979.  The project was abandoned thereafter due to difficulties in negotiating a development agreement with the then Panamanian government under the mining statute in effect at the time.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 36

No further development occurred until the Petaquilla concession was granted to Georecursos Internacional, S.A., a former subsidiary of our company, in August 1991.

Neither the United Nations nor PMRD analyzed their drilling and surface sampling for gold.  As such, the only existing gold data is that accumulated by our company.  Drilling to date has shown that the distribution and intensity of gold values within mineralized zones varies directly with areas of elevated copper and depleted molybdenum contents.

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

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 52.14 line-kilometres of additional grid were cut and surveyed between April and July 1992.  A total field magnetic survey was carried out over all cross lines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 50 metre intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totaling 2,125 metres were drilled in August and September 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

The bulk of the 1993 exploration program consisted of diamond drilling.  Forty-six holes totaling 10,297 metres were drilled on the Petaquilla, Botija, Botija Abajo and Vega deposits.  Approximately two-thirds was drilled on the Botija deposit, demonstrating the continuity of mineralization in the relatively high grade West/Main Zone and confirming that this zone remains well-mineralized and open down-dip to the north.  The systematic evaluation of mineralization in Botija's East Zone was begun and an initial hole in its Central Zone intersected grades and degrees of thickness in excess of those we initially expected.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 37

Our 1994 exploration program on the Petaquilla concession was successful in expanding reserves, discovering new deposits and outlining new, prospective zones of mineralization and anomalous geochemistry.  Reserves at the Petaquilla and Botija deposits were expanded and delineated by additional diamond drilling.  New zones of porphyry copper-gold and skarn mineralization were added to the existing mineralization at the Vega deposit.  Soil grid extensions, geological mapping and geophysics led to the discovery of a significant epithermal gold-silver deposit at Molejon.  The Molejon deposit is a structurally controlled, low-sulfidation, epithermal gold deposit.  The host rocks are felsic porphyritic rocks and breccias associated with extensive hydrothermal quartz/gold mineralization, emplaced during orogenesis.  Follow-up drilling at Brazo defined significant porphyry copper-gold mineralization.  Geological mapping and geochemical surveys established new zones of mineralization at Botija Norte and Lata.

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

The Petaquilla deposit received 2,448 metres of infill and stepout drilling in eight holes in 1994.  This drilling further defined reserves throughout the deposit.  Breccia bodies along the granodiorite-andesite contact have been noted as important controls for mineralization at this deposit, particularly in the Southwest zone.

Follow-up mapping and prospecting of the soil geochemical anomalies in the Rio Molejon area discovered gold mineralization in Quebrada Molejonose.  Following the discovery, 4,156 metres of drilling was completed.  The Molejon deposit consists of three sub-parallel, northeast-striking, gently southwest-dipping, quartz vein breccia zones in a sequence of feldspar-quartz porphyries and andesitic volcanics.  All three of these zones are exposed at, and remain near, the surface laterally and down-dip.  The altitude and location of these breccia zones should make them amenable to bulk-tonnage, open-pit mining with low stripping ratios.  The Molejon gold deposit also remains open laterally and down-dip.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 38

The Petaquilla, Valle Grande, Molejon, Brazo and Botija Abajo deposits appear related to intersecting structural trends.  The Petaquilla and Valle Grande lie along a northwest trend that is marked by magnetic anomalies.  The Botija Abajo, Brazo and Molejon deposits lie along a northeast trend also marked by magnetic anomalies.  These three deposits are located where this northeast-trending magnetic and soil geochemical anomaly is intersected by northwest-trending geochemical anomalies.

In addition to these deposits, there are several areas throughout the Petaquilla concession that our company considers merit further examination.  There are extensions to the Petaquilla geochemical anomaly in the Faldalito area that have not been fully tested.  Prospecting and extensions to the soil grid north of the Botija deposit have identified a large area of anomalous copper-gold-molybdenum soil geochemistry.  Andesitic volcanics intruded by altered and copper-mineralized porphyritic granodiorites have been mapped in the Botija Norte area.  Two drill holes were collared in this zone and intersected limited mineralization within altered granodiorites that are similar to those in the Botija deposit.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 39

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

In December 2004, we resumed exploration and development of identified gold targets within the Petaquilla concession and, by January 2005, had a base camp established in preparation for a survey and trenching program.  The Molejon gold deposit was subsequently surveyed and trenched to better understand gold metallurgy and potential open pit configurations.  The topography of the Molejon property was mapped over a much wider area than previously and the information gathered was used in the next phase of designing the planned open pit.  With respect to the trenching program, in excess of 5,000 metres of trenching was completed in 2005 with over 3,000 samples collected and assayed.  The trenching program allowed us to better analyze the metallurgy, particularly the gold mineralization, occurring at the surface. The results provided information used to define the placement of drill holes as we advanced towards a feasibility study.

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

In June 2005, we continued to receive encouraging gold values from the trenching program and, by August 2005, we released another set of high grade trenching results including assays of over 100 gr/t.  The trenching in August revealed that grades in the Main Zone of Molejon were higher than previously indicated, the 244 Area of the Main Zone returned grades in excess of 100 gr/t, the Northwest Zone had been expanded and is now over 340 metres across, the Northwest Zone had returned grades in excess of 40 gr/t, the Central zone had returned grades in excess of 18 gr/t, and new areas of mineralization had been discovered within the original pit boundaries.

In October 2005, we received a National Instrument 43-101 compliant mineral resource estimate on the Molejon gold deposit from SRK Consulting (Canada) Inc. (“SRK”).  SRK estimated inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au.  Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in the following table.

Table:  Mineral Resource Estimate at. 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut -Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 40

SRK found the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration and delineation of the Molejon gold mineralization to be acceptable for resource estimation.

Based on the results of the resource estimate, SRK recommended that we proceed with the planned infill drill program, use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results, and complete specific gravity and mineralogical testwork.  Upon completion of this work, a re-estimation of resources would be warranted in preparation for subsequent engineering studies.  Additional metallurgical and geotechnical work was also recommended in preparation for future engineering work.

The October 2005 SRK report represents an increase of 35% over a pre-National Instrument 43-101 resource estimate of 7.8 million tones grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

In January 2006, during a follow-up trenching program on the Molejon gold deposit, a 200-metre strike length of high-grade gold mineralization in the Central Zone was delineated.  Overall, the trenching program resulted in a significant reinterpretation of the Molejon mineralization - three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit.

At the same time, we commenced, and during the course of 2006 completed, a 14,005-metre diamond-drilling program at the Molejon gold deposit.  The drilling program was threefold.  First, the majority of drilling or 11,398 metres consisted of infill drilling in the southern part (the starter pit area) of the deposit to bring the separation between existing drill holes down to 20 to 35 metres.  The Molejon gold deposit was previously diamond drilled in a 124-hole program conducted by Teck, Inmet and our company (formerly Adrian Resources Ltd.) in 1994-95 on 50-metre grid lines with 40 to 70 metres between holes.  Second, additional resource drilling totaling 1,627 metres was performed on areas where trenching had identified new targets.  Third, the remaining approximately 980 metres focused on condemnation drilling and established the location for the 2,200 tonne per day plant currently being constructed.  Geotechnical drilling was also performed in order to characterize construction conditions.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 41

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

In early 2007, our company continued drilling by commencing a minimum 40,000 metre exploration and development diamond-drill program focusing on the 20 square kilometer area knows as the El Real Trend, which includes our company’s 100% owned Molejon deposit and Petaquilla Copper Ltd.’s Botija Abajo/Brazo project zones, and which is open in three directions.  In August and September 2007, our company released results and details concerning this drill program along the El Real copper gold trend.  At the time, our company and Petaquilla Copper Ltd. had jointly been active in five different zones in the Petaquilla concession with six drill rigs working on the El Real mineralized gold and copper trend between Molejon and Botija Abajo/Brazo.  Results from several drill holes indicated the zone may be much larger in size than previously estimated, that the area had a new silver zone and confirmed the mineralized trend between the Botija Abajo, Botija Abajo West, Brazo and Molejon open pit. The overall goal of this large scale, wide spaced drill program was to identify and delineate the many targets on the El Real Trend and tie the Botija Abajo/Brazo zone to the Molejon open pit gold deposit.

Two drill rigs were also working on a new extension of the Molejon deposit in the North Central zone outside of the current pit outline. Drill hole 332, included in the first results from this program and located within the south-western part of the current pit design, intercepted high grade mineralization near surface: 9 metres @ 17.24g/t Au. In addition, deep mineralization found in several holes confirmed our company’s structural model and indicated a significant extension of known mineralized breccias outside of the current designed pit limits. The results offered encouraging support for our company’s stated goal of increasing resources.  The new hole locations were designed to test mineralization trends suggested by recent resource modeling.  Results from several holes located within the south-western part of the current pit indicated a significant volume of near surface, higher grade material in an area drilled previously on a wide spacing and previously interpreted as a lower grade zone. The results supported upgrading previously low grade material, with new higher grade intervals.

In October 2007, we announced the results of an updated NI 43-101 compliant gold resource estimate based on results obtained through September 2007.  AAT Mining Services has estimated a total Measured resource of 593,327 ounces and an Indicated resource of 317,696 ounces at the Molejon Gold deposit (see table below).  Additionally, an Inferred resource of 458,502 ounces at an average grade of 0.665 g/t above a cutoff of 0.3 g/t was estimated. The 123,000 Indicated resource ounces of gold delineated at the nearby Botija Abajo deposit through June 2007 increases the total gold resources at the global Molejon Project by over 40% since the last resource estimate announced in April 2007.

If no cut-off grade is applied, the total resource is over 2.8 million ounces of gold.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 42

Measured

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.3	2,757,315	0.348	960,657	30,886
.4	2,067,102	0.446	921,894	29,640
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	14,269,526	1.29	18,454,262	593,327

Indicated

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.3	5,312,433	0.343	1,822,984	58,611
.4	2,467,167	0.445	1,097,888	35,298
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	14,061,158	0.703	9,881,288	317,696

Inferred

Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.3	4,829,733	0.342	1,650,927	53,079
0.4	4,411,224	0.446	1,969,183	63,312
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Total	21,449,961	0.665	14,260,781	458,502

Another 458,502 Inferred ounces have been geostatistically shown in a new area northwest of the Molejon Measured and Indicated Resources.

In 2006, about 500,000 ounces of gold were in the inferred category of which over 50% have been converted to Measured and Indicated resources by infill drilling in 2007. Over 22,000 metres have been cored at Molejon in 2007 bringing the total drilling along the gold trend to about 40,000 metres since the beginning of the program in 2006.  As at October 18, 2007, seven rigs were currently drilling in the area, three in Molejon and four elsewhere along the El Real trend.

While detailed drilling continues at Botija Abajo, another gold prospect to the northwest known as Lata is being evaluated by surface mapping. A drilling program that will augment favourable drill-hole trends outlined in the 1990’s was in preparation.

The recent modeling effort included a complete review of the drilling, geology, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures used during the exploration of the Molejon gold deposit.  The on-site independent QP, Sean C. Muller, P. Geo., a Qualified Person under National Instrument 43-101, oversaw the drilling program ensuring that the appropriate QA protocols were being followed and that the data was being qualified under strict QC. He observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 43

In March 2008, we announced drill hole results received for 132 holes added since the last resource model update of the Molejon gold deposit in October 2007.

The two objectives of the drill program were to provide infill information to complement data obtained from previous drilling and to advance towards delineating the mineral deposit. The program succeeded in meeting both its objectives. First, the results obtained from infill drilling would allow for the conversion of inferred and indicated resources to indicated and measured resources, respectively. Second, as the condemnation holes supported the model, the results obtained from delineation drilling have verified the geologic interpretation and have also provided for important increases in geologic understanding.

The holes that did not intercept mineralization were effectively around the perimeter of the known deposit. The holes that did intersect mineralization were drilled to define the suspected high grade and, while important for increasing the high grade envelope, also verified the model. Additionally, these results provided the basis to expand the previously modeled high grade ore shell to encompass a previously undrilled region.

The independent QP, Cathryn Stewart, P. Geo., verified that recent drilling, sample preparation and laboratory procedures utilized for the Molejon project met NI 43-101 standards. Strict QA/QC protocols have been defined and implemented for the submission of blanks, standards and duplicate core samples to the laboratory.  Samples were analyzed at ALS Chemex Labs Ltd.

At the Lata prospect, a detailed field mapping and surface sampling program was continuing and a diamond drilling program had commenced.  Initial surface sampling results include 11.7 g/t Au sample (sample number: R-49), 8.24 g/t Au (sample number: R-270), 2.02 g/t Au (sample number: R-172, and 1.7 g/t Au (sample number R-116).  The anomalous sample results highlight a NW trending structure that projects to the south toward the Molejon deposit, confirming the district geological interpretation. Initial drilling has intercepted alteration in andesitic host rocks. The assays were pending completion at ALS Chemex.

In addition to the above, a 260 line kilometre Induced Polarization (IP) geophysics program and a detailed field mapping program are concurrently underway over a significant part of our company's concessions. As at March 2008, the IP geophysics program was 30% complete and focused on identifying ‘Molejon look-alikes' along the main mineralized trends.

Outlook – 2008

Molejon

We are focusing on bringing its Molejon gold deposit to production.  We expect to pour our first gold bar by the end of December 2008 and commence full production by the end of February 2009.  Estimated cost to complete the processing mill, surrounding tailings for the first phase of the mine and working capital requirements is expected to be $40,042,000 (US$ 38,288,000). This amount includes a contingency of $4,706,000 (US$ 4,500,000).

We are currently completing phase 1 of the mining plan.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 44

Map of the project area:

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 45

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centred four kilometres apart on an east-west trend within the Petaquilla concession.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite, and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 46

Mineralization

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 47

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

The Final Study was prepared prior to the introduction of National Instrument 43-101, and refers to categories of reserves which are not the same as those contained in the current National Instrument.  The 1998 Feasibility Study refers to “measured and indicated mineable reserves”, which we believe are reliable and relevant.  Our company is of the view that such categories are materially equivalent to “proven” and “probable” mineral reserves in the current National Instrument.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 48

The Final Study examined the Molejon deposit as an alternate case and did not include production there from in its base case analysis.

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

In May 2006, Teck, on behalf of the shareholders of Minera Petaquilla, S.A. commissioned AMEC Americas Limited to update the capital and operating cost estimates and the financial analysis originally prepared in January 1998 by Simons for the Petaquilla Project 120,000 t/d Feasibility Study, on the Petaquilla concession to more accurately reflect current prices and technological advances.  AMEC’s scope of work included an update of the existing pre-production and sustaining capital costs, an update of the operating costs and an update of the financial model.  In addition, AMEC conducted five (5) stand-alone trade-off studies to consider opportunities to optimize the design of the project.  These studies related to a concentrate pipeline to a Pacific port, grid power supply alternatives, the use of larger trucks and shovels in the mine, the use of a single-line semi-autogenous and ball mill grinding circuit, and the use of larger flotation cells.  Where applicable, the results of the trade-off studies were incorporated into the cost update.

The 2006 Cost Update report was completed in December 2006 and estimated the cost to construct, install and commission the facilities described in the report at US $1.592 billion dollars.  This amount covered the direct field costs of executing the project, plus the owners and indirect costs associated with design, construction and commissioning.  Working capital requirements and escalation totalled US $116 million, bringing the overall capital cost of the project to US $1.708 billion.  The cost update also concluded cash operating costs in years 1 to 10 will be US $0.76 per pound of copper produced.

Subsequently, in January 2008, AMEC released a draft interim Front-end Engineering and Design (“FEED”) study in respect of the Petaquilla copper project based on the scope described in the Final Study prepared by Simons.  The FEED report estimated that the capital cost required to develop the Petaquilla project would be US $3.5 billion (including a contingency of $515 million but not including working capital and escalation).

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 49

The capital cost estimate included approximately $500 million for the construction of an oil-fired power plant and approximately $280 million for port facilities.  Cash costs, including operating and realization costs and net of by-product credits, in years 1 to 10 of the project are estimated to average US $0.85 per pound of copper produced.  The study was based on the mine plan developed in 1998, which contemplated a 23-year mine life.  The project includes a concentrator capable of processing 120,000 tpd of ore.

Capital costs for the project have increased substantially over previously published estimates both as a result of scope changes, including enhancements in erosion control, water management and other environmental protection measures, as well as increases in equipment and construction costs that have been affecting projects worldwide.  Despite the increase in capital costs required to develop the Petaquilla copper project, the shareholders – Inmet Mining Corporation, Teck Cominco Ltd., and Petaquilla Copper Ltd. - believe that the project still has the potential to be a world-class mining operation.  Work is continuing on the FEED study and a project review team is currently studying opportunities to reduce the capital costs from the Interim FEED study estimate with several possible opportunities already identified in the area of the grinding circuit, power supply and port infrastructure.

The above discussion regarding the Final Feasibility Study, the 2006 Cost Update, and the FEED Study – Petaquilla Concession Copper Deposit has been included in this Annual Report not because our company was a former shareholder of Minera Petaquilla, S.A. but because our company also operates on the Petaquilla concession and, as per the Molejon Gold Project Agreement dated June 2, 2005, has the rights to the Molejon gold deposit and other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession subject to a specified and graduated Net Smelter Return payable to Teck Cominco Limited and Minnova.  The agreement provides for our company, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova (Panama) Inc., a wholly-owned subsidiary of Inmet Mining Corporation.

Molejon

Since our company’s Plan of Arrangement with Petaquilla Copper Ltd. effective October 18, 2006, we have focused on the development of our Molejon Gold Project.  For a summary of the latest technical report announced in October 2007, please refer to “Item 4.D. Property, Plants and Equipment – Exploration - Results Obtained by Us or on Our Behalf”.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 50

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

We note that the comparative overall country risk rating for Panama by The Economist Intelligence Unit is in the low mid-range, both globally and regionally, as follows:

Country	Overall Country Risk Rating (AAA=least risky, D=most risky)
Argentina	BB
Bolivia	B
Brazil	BB
Chile	A
Columbia	BB
Costa Rica	BB
Ecuador	CCC
Guatemala	BB
Honduras	B
Mexico	BBB
Peru	BBB
Panama	BBB
Venezuela	CCC

Rating Band Characteristics
AAA	Capacity and commitment to honouring obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honouring obligations not in question.
A	Capacity and commitment to honouring obligations strong.
BBB	Capacity and commitment to honouring obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honouring obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honouring obligations currently, but very susceptible to changes in economic climate
CCC	Questionable capacity and commitment to honouring obligations. Patchy payment record.
CC	Somewhat weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on some obligations.
C	Weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honouring obligations. Poor payment record. Currently in default on significant amount of obligations.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 51

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 52

Based on our understanding of current Panamanian environmental laws and regulations, we do not anticipate that such laws will have any adverse material impact on any operations we may conduct in the future.  Based on Geochemical Analysis and Reporting, we anticipate that our company’s Molejon gold project will meet or exceed the effluent and leachate requirements of Panamanian environmental laws and regulations.  We will be using a Carbon in Pulp floatation process, which allows in process cyanide destruction before effluent is discharged.  This process is inherently safer and more controllable than traditional acid and cyanide open-air heap leach processing.  Any acidity produced at the experimental pH is expected to be buffered by the receiving waters around the Molejon project, which have a pH between 7.4 and 7.8 and total alkalinity between 15 mg/L and 27 mg/L (as CaCO3).  Results for both tails and waste rock leachate indicate that the Molejon Project will have net acid neutralizing potential.  The results of the continuous tests showed that the INCO SO2 cyanide destruction method is an efficient process for decreasing the total cyanide concentrations in the Petaquilla CIP leach pulp.

The foregoing laws of general application apply to our Panamanian mineral properties other than the Petaquilla concession which is governed primarily by the Ley Petaquilla.  See “Item 4 - Information on Our Company - B. Business Overview”.

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars and, as a result, foreign currency fluctuations will only be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

We have not received written comments from the Commission staff regarding our periodic reports under the Exchange Act that (a) are dated not less than 180 days before the end of our fiscal year to which this annual report relates and (b) remain unresolved.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 53

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

5.B.  Liquidity and Capital Resources

In our management's view, given the nature of our activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning us relates to our current liquidity and capital resources.  We do not currently own or have an interest in any mineral producing properties and have not derived any revenues from the sale of gold, copper or other materials in the last three financial years.  Our principal property, the Molejon gold deposit located in the Petaquilla concession, is located in Panama, and as a result our operations on the property may be subject to additional risks, which are more fully described in “Item 3 - Key Information – 3.D. Risk Factors”.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 54

Mineral properties and marketable securities were written down in the years ended January 31, 2002, and January 31, 2001, when we decided there was little or no possibility of recovery from these properties.  All expenses incurred during the fiscal year ended January 31, 2005, that were associated with our mineral properties were expensed during the period.  Our Management reviews annually the carrying value of our interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

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

Share capital as at April 30, 2007, and January 31, 2006, was $101,482,015 (89,876,951 shares) and $62,977,209 (70,246,303 shares), respectively.

Operating expenses in the 15-months ended April 30, 2007, and fiscal year ended January 31, 2006, were $28,841,783, inclusive of general and administrative expenses, and $2,538,350, respectively.

The most significant contributions to working capital in the 15-months ended April 30, 2007, came from the issuance of capital stock upon the exercise of stock options and warrants, which provided net proceeds of 8,879,670.00 and from equity financing, which provided gross proceeds of $22,560,000.  The most significant contribution to working capital in the year ended January 31, 2006, was from an equity financing providing proceeds of $8,933,334.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 55

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

Share capital as at January 31, 2006, and 2005 was $62,977,209 (70,246,303 shares) and $51,430,792 (51,264,537 shares), respectively.

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

Outlook

Our activities will focus on the development of the Molejon gold project in order to bring the deposit into production.

5.C.  Research and Development, Patents and Licenses, etc.

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.D.  Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 56

5.F.  Tabular Disclosure of Contractual Obligations

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

The Company is required to remediate the site once it completes its mining operations. As at April 30, 2007 the total undiscounted cash flow required to settle the obligation is approximately $6,848,000

On a related matter to commitments and contingencies, Geneva Gold Ltd. has claimed for loss in share value said to be caused by the Company’s news release announcing that the agreement with the Company has been rescinded.  The amount of the counter-claim has not been quantified, and according to Company counsel it is too early to provide an opinion on either party’s changes of success as discoveries have yet to take place.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following information is about our directors and members of senior management, including names, business experience, offices held and principal business activities performed outside our company as at August 22, 2008:

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 57

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

Bassam Moubarak

Mr. Bassam Moubarak (b. February 6, 1977), a Chartered Accountant, was appointed Chief Financial Officer of our company on February 11, 2008.  Before joining our company, Mr. Moubarak held the position of Senior Manager with the public accounting firm of Deloitte & Touche LLP, where he led audits of public companies and oversaw SOX 404 implementations.  Prior to Deloitte & Touche LLP, he was responsible for audits of companies in both the public and private sectors with Grant Thornton LLP.  His expertise covers corporate financial reporting, designing financial processes and controls, and risk management.  He also holds an Economics degree.

Graham H. Scott

Mr. Graham Scott (b. November 24, 1946) has served as our Corporate Secretary since January 18, 2006.  He is a partner in the law firm of Vector Corporate Finance Lawyers based in Vancouver, BC, Canada, and he has over 25 years experience as a resource and corporate finance lawyer plus eight years of practical experience as an exploration geologist.  Mr. Scott represents many Canadian public companies listed on the TSX and TSX Venture Exchanges, in addition to clients in the corporate finance business.  In his work representing clients in the mining industry, he has negotiated and prepared participation and joint venture agreements for properties throughout the world.  He holds a B. Sc. in Geology as well as a M.A. in Economic Geology and an LL.B.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 58

Cash and Non-Cash Compensation - Executive Officers and Directors

Effective February 1, 2006, we had three executive officers being Michael Levy as President, Kenneth W. Morgan as Chief Financial Officer, and Graham Scott as Corporate Secretary.  Kenneth W. Morgan acted as our Chief Financial Officer until February 26, 2006, and Michael Levy acted as our President until February 20, 2007.  John S. Watt served as the Company’s Chief Financial Officer from March 1, 2006, to November 3, 2006.  Tony M. Ricci was appointed as Chief Financial Officer on an interim basis from November 3, 2006, to February 11, 2008, while the Company undertook a search for a permanent Chief Financial Officer.  We currently have three executive officers being (a) Richard Fifer, who was appointed as President and Chief Executive Officer on April 14, 2007; (b) Graham Scott, Corporate Secretary, appointed on January 18, 2006; and (c) Bassam Moubarak, who was appointed as Chief Financial Officer on February 11, 2008.  The following table sets forth all annual and long term compensation for services provided to us during the 15-months ended April 30, 2007, and the fiscal years ended January 31, 2006, and 2005, in respect of the individuals who were, at April 30, 2007, our executive officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Richard Fifer President & Chief Executive Officer	2007 2006 2005	$202,308 $119,000 $18,400	nil nil nil	nil nil nil	1,470,216 1,300,000(1) 775,000 170,000	n/a n/a n/a	n/a n/a n/a	$252,200 nil nil

Tony M. Ricci(2) Interim CFO	2007 2006 2005	$28,325 n/a n/a	nil nil nil	nil nil nil	200,000 nil nil	n/a n/a n/a	n/a n/a n/a	nil nil nil

Graham Scott Corporate Secretary	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	193,664 100,000(1) nil nil	n/a n/a n/a	n/a n/a n/a	nil nil nil

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

(2)

Mr. Tony M. Ricci served as the Company’s interim Chief Financial Officer from November 3, 2006, until February 11, 2008.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 59

Option Grants in Last Fiscal Period (February 1, 2006, to April 30, 2007)

The following table sets forth stock options granted by us during the 15-months ended April 30, 2007, to our executive officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in 15-Months(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Richard Fifer	1,470,216(3) 1,300,000(3) (8)	14.90% 13.17%	$2.01 $1.05(9)	nil nil	January 15, 2012 February 1, 2011

Tony M. Ricci(4)	200,000	2.03%	$2.01	nil	January 15, 2012

Graham Scott	193,664 100,000(7)	1.96% 1.01%	$2.01 $1.05(9)	nil nil	January 15, 2012 February 1, 2011

Michael Levy(5)	121,040 300,000(7)	1.23% 3.04%	$2.01 $1.05(9)	nil nil	January 15, 2012 February 1, 2011

John Cook(6)	431,200(3) 100,000(3)(7)	4.37% 1.01%	$2.01 $1.05(9)	nil nil	January 15, 2012 February 1, 2011

Kenneth W. Morgan(7)	175,000	1.77%	$1.05(9)	nil	February 1, 2011

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

(4)

Mr. Tony M. Ricci served as the Company’s interim Chief Financial Officer from November 3, 2006, until February 11, 2008.

(5)

Mr. Michael Levy ceased to be an officer of the company on February 20, 2007.

(6)

Mr. John Cook served as interim President during the period February 20, 2007, to April 14, 2007.

(7)

Mr. Kenneth W. Morgan ceased to be an officer of the company on February 26, 2006.

(8)

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

(9)

Subsequent to the Company’s Plan of Arrangement with Petaquilla Copper Ltd., the price shown is the aggregate price for exercising the referenced options in conjunction with the corresponding and equivalent number of options in Petaquilla Copper Ltd.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 60

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the 15-months ended April 30, 2007, by our executive officers and the 15-month fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable

Richard Fifer	1,105,200	$2,043,367	118,800 585,000 1,470,216	$253,044 $1,085,175 $543,980

Tony M. Ricci(5)	nil	nil	200,000	$74,000

Graham Scott	28,000	$40,600	43,200 193,664	$80,136 $71,656

Michael Levy(6)	978,960	$1,787,478	121,040	$44,785

John Cook(7)	nil	nil	60,000 431,200	$111,300 $159,544

Kenneth W. Morgan(8)	1,024,600	$2,054,568	47,600	$63,308

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

(5)

Mr. Tony M. Ricci served as the Company’s interim Chief Financial Officer from November 3, 2006, until February 11, 2008.

(6)

Mr. Michael Levy ceased to be an officer of the Company on February 20, 2007.

(7)

Mr. John Cook served as interim President during the period February 20, 2007, to April 14, 2007.

(8)

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 61

The following table sets forth stock options granted by us during the 15-months ended April 30, 2007, to our directors who are not also our executive officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Marco Tejeira	584,000 150,000(3)	5.92% 1.52%	$2.01 $1.05(4)	nil nil	January 15, 2012 February 1, 2011

Ralph Ansley(5)	335,092	3.40%	$2.01	nil	January 15, 2012

Robert Baxter	nil	nil	n/a	nil	n/a

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

(5)

Dr. Ralph Ansley served on the Company’s Board of Directors for the period June 6, 2006, to July 7, 2008.

The following table sets forth details of all exercises of stock options during the 15-months ended April 30, 2007, by our directors who are not also our executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3), (4) Exercisable/ Unexercisable

Marco Tejeira	275,000	$522,500	210,000 90,000 584,000	$447,300 $166,950 $216,080

Ralph Ansley(5)	61,500	123,000	23,100 335,092	$49,203 $123,984

Robert Baxter	nil	nil	nil	nil

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 62

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

(5)

Dr. Ralph Ansley served on the Company’s Board of Directors for the period June 6, 2006, to July 7, 2008.

6.C.  Board Practices

The directors hold office for a term of one year or until our next annual general meeting, at which time all directors retire, and are eligible for re-election.  We do not nor do any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

For the period February 1, 2006, to February 20, 2007, our audit committee was comprised of John Cook, Marco Tejeira and Michael Levy.  Upon Mr. Levy’s resignation on February 20, 2007, the Audit Committee became comprised of John Cook, Marco Tejeira and Ralph Ansley with John Cook acting as Chairman of the Audit Committee.  Subsequent to Dr. Ansley’s resignation from the Board of Directors effective July 7, 2008, the Audit Committee currently consists of John Cook and Marco Tejeira.

Each director is financially literate.  The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until our next annual general meeting, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews our audited consolidated financial statements and liaises with our auditors and recommends to the board of directors whether or not to approve such statements.  At the request of our auditor, the Audit Committee must convene a meeting to consider any matters the auditor believes should be brought to the attention of the board of directors or our shareholders.

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

As at August 1, 2008, our Compensation Committee is composed of John Cook and Marco Tejeira with John Cook acting as Chairman.

Our Nominating and Corporate Governance Committee is also composed of all of the members of the board of directors with John Cook acting as Chairman.

Our Disclosure Committee is composed of Richard Fifer, Bassam Moubarak, and Robert Baxter.

6.D.  Employees

As at April 30, 2007, our corporate head office had three permanent employees (two in Administration and one in Accounting) and five contract staff members working out of its location in Vancouver, Canada, and our administrative office in Panama City, Panama, had twelve employees.  Our locations in Santa Ana and La Pintada have experienced the greatest growth with 300 permanent employees, including administration and technical staff, as of April 30, 2007.  In addition, the Company has a pool of approximately 700 temporary or casual workers (labourers, drilling helpers, etc.) employed at the Molejon gold deposit site.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 63

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

6.E.  Share Ownership

As at April 30, 2007, the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at July 31, 2007	Number of Common Shares Subject to Options or Warrants at July 31, 2007	Beneficial Percentage Ownership(1)	Exercise Price	Expiry Date

Richard Fifer	1,162,383	118,800 options 585,000 options 1,470,216 options	1.27%	$0.50(2) $1.05(2) $2.01	July 11, 2010 February 1, 2011 January 15, 2012

Tony M. Ricci	24,033	12,016 warrants(3) 200,000 options	0.026%	$3.50 $2.01	May 9, 2009 January 15, 2012

Graham Scott	28,000	43,200 options 193,664 options	0.031%	$1.05(2) $2.01	February 1, 2011 January 15, 2012

Michael Levy	634,374	121,040 options	0.69%	$2.01	January 15, 2012

John Cook	nil	60,000 options 431,200 options	n/a	$1.05(2) $2.01	February 1, 2011 January 15, 2012

Marco Tejeira	23,000	210,000 options 90,000 options 584,000 options	0.025%	$0.50(2) $1.05(2) $2.01	July 11, 2010 February 1, 2011 January 15, 2012

Kenneth W. Morgan	3,000	47,600 options	0.0033%	$1.05	February 1, 2011

Ralph Ansley	11,500	23,100 options 335,092 options	0.016%	$0.50(2) $2.01	July 11, 2010 January 15, 2012

Robert Baxter	60,000	400,000 options	0.066%	$2.25	June 20, 2012

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 64

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

On June 23, 1994, we adopted a stock option plan (the "Plan") which authorized our Board of Directors to grant incentive stock options to our directors, officers and employees or our associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the Toronto Stock Exchange.  Under the terms of the Plan, the aggregate number of our common shares reserved for issuance under the Plan at any time may not exceed 4,950,968 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On July 24, 2002, our Board of Directors amended the Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

During the 15 month period ended April 30, 2007, we received approval for a new stock option plan (the “New Plan”).   On December 8, 2006, our company adopted the New Plan authorizing our Board of Directors to grant incentive stock options to directors, executive officers, employees, or consultants of our company or of our subsidiaries in accordance with the terms of the Plan and as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSX”).  Under the terms of the New Plan, the aggregate number of our common shares reserved for issuance under the New Plan at any time may not exceed 10,000,000.  The approval of the disinterested shareholders of our company must be obtained before (a) the number of common shares under option to Insiders within any 12-month period; or (b) the number of common shares issuable to Insiders at any time, when combined with all of our company’s security based compensation arrangements, may exceed 10% of our company’s issued and outstanding common shares.  The approval of the disinterested shareholders of our company must also be obtained for the reduction in the exercise price, or extension of the term, of options previously granted to Insiders.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 65

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at August 1, 2008, beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held at August 1, 2008	Percentage of Common Shares Outstanding at August 1, 2008

Walnut Street Absolute Return Fund, L.P.	11,370,000	12.438%

Our major shareholder does not have different voting rights.  To our knowledge, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at July 31, 2008, there were 95,958,641 of our common shares issued and outstanding.  Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were a grand total of 222 holders of our common shares, of which 49 were resident in Canada holding an aggregate 77,963,984 common shares, 119 were resident in the United States holding an aggregate 11,070,045 common shares, and 54 holders holding an aggregate of 6,924,612 common shares were not resident in either Canada nor the United States.  The shareholdings of United States holders represented approximately 11.536% of our total issued and outstanding common shares as at July 31, 2008.

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

b)

The Company received $7,573 (January 31, 2006 - $9,446, 2005 - $Nil, 2004 - $Nil) and paid $Nil (January 31, 2006 - $Nil, 2005 - $17,816, 2004 - $11,215) for rent charges from a company with a former common director.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 66

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

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the 15 months ended April 30, 2007, which contains a Report of Independent Auditors dated September 28, 2007, Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict, Consolidated Balance Sheets as at April 30, 2007, and January 31, 2006, Consolidated Statements of Operations and Deficit for the Fiscal Periods ended April 30, 2007; January 31, 2006 and 2005, Consolidated Statements of Cash Flows for the Fiscal Periods Ended April 30, 2007, January 31, 2006 and 2005 and Notes to the Consolidated Financial Statements.

8.B.  Significant Changes

No significant change has occurred since the date of the 15 month consolidated financial statements included in this Annual Report on Form 20-F.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 67

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the six months preceding August 1, 2008, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High (CAD)	Low (CAD)

July 2008	$1.78	$1.12
June 2008	$1.98	$1.40
May 2008	$2.32	$1.75
April 2008	$2.60	$1.87
March 2008	$2.85	$2.27
February 2008	$3.05	$2.63

May 2007 – May 2008	$3.42	$1.75
Fourth Quarter (February 1, 2008 – May 31, 2008)	$3.05	$1.75
Third Quarter (November 1, 2007 – January 31, 2008)	$3.35	$2.60
Second Quarter (August 1, 2007 – October 31, 2007)	$3.42	$2.36
First Quarter (May 1, 2007 – July 31, 2007)	$3.23	$2.13

February 2006 – April 2007	$3.04	$1.02
Fourth Quarter (November 1, 2006 – April 30, 2007)	$2.73	$1.76
Third Quarter (August 1, 2006 – October 31, 2006)	$2.95	$2.22
Second Quarter (May 1, 2006 – July 31, 2006)	$3.04	$1.82
First Quarter (February 1, 2006 – April 30, 2006)	$2.49	$1.02

February 2005 – January 2006	$1.19	$0.30
February 2004 – January 2005	$0.58	$0.24
February 2003 – January 2004	$0.635	$0.06

The closing price of our common shares on the Toronto Stock Exchange on August 1, 2008, was $1.30 CAD.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the six months preceding August 1, 2008, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

2008	High (USD)	Low (USD)
July 2008	$1.703	$1.17
June 2008	$1.99	$1.37
May 2008	$2.349	$1.75
April 2008	$2.61	$1.80
March 2008	$2.90	$2.20
February 2008	$3.06	$2.62

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 68

May 2007 – May 2008	$3.40	$1.75
Fourth Quarter (February 1, 2008 – May 31, 2008)	$3.06	$1.75
Third Quarter (November 1, 2007 – January 31, 2008)	$3.40	$2.50
Second Quarter (August 1, 2007 – October 31, 2007)	$3.331	$2.1824
First Quarter (May 1, 2007 – July 31, 2007)	$3.08	$2.00

February 2006 – April 2007	$2.7059	$0.901
Fourth Quarter (November 1, 2006 – April 30, 2007)	$2.40	$1.5371
Third Quarter (August 1, 2006 – October 31, 2006)	$2.645	$2.00
Second Quarter (May 1, 2006 – July 31, 2006)	$2.7059	$1.65
First Quarter (February 1, 2006 – April 30, 2006)	$2.20	$0.901

February 2005 – January 2006	$1.19	$0.30
February 2004 – January 2005	$0.58	$0.24
February 2003 – January 2004	$0.635	$0.06

The closing price of our common shares on the Over the Counter Bulletin Board on August 1, 2008, was $1.25 USD.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 69

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 70

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

The following is a summary of the terms of the Shareholder Rights Plan:

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 71

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 72

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 73

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 74

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 75

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

10.E.  Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, our management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, that qualifies for benefits under the Canada-U.S. Income Tax convention (“1980”) (the “Treaty”) and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a "non-resident holder").

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to withholding tax.  The Treaty provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to beneficial owners of the dividends who are residents of the United States, and may also provide for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

No dividends have ever been paid by us.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 76

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of our company will be taxable Canadian property to a non-resident holder if, at any time during the 60 months period immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of our company.  Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

Where a non-resident holder who is an individual ceased to be resident in Canada, he will be subject to Canadian tax on any capital gain realized on disposition of our shares at that time.

Where a non-resident holder realizes a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

 (a)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(b)

the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares by a U.S. Holder (as hereinafter defined).  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of acquiring, holding and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or individual resident of the United States, (ii) corporation, or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.   This summary does not address the tax consequences to, and the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 10% of the value of our total outstanding stock.  This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 77

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of our common shares.

Distributions on Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares generally are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations.

For taxable years beginning before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that we are a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code if we are not, and have not been, a PFIC, as described below under “Passive Foreign Investment Company.” We have not determined whether or not we meet the definition of a PFIC for the current tax year and any prior tax years. A corporation that is a PFIC, along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Disposition of Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 78

Passive Foreign Investment Company

We have not determined whether or not we meet the definition of PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current tax year and any prior tax years.  We may or may not qualify as a PFIC in subsequent years due to changes in our assets and business operations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules.  The following is a discussion of these special rules as they apply to U.S. Holders of our common shares.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period).  However, if the U.S. Holder makes for any tax year a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate share of a corporation’s net capital gain and ordinary earnings. We have not calculated these amounts for any shareholder, and do not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 79

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our common shares  may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income including “passive category income” and “general category income.”  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.  Dividends received by U.S. Holders on our common shares generally will be treated as “foreign source” and generally will be categorized as “passive income” for purposes of applying the foreign tax credit rules.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of our common shares should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

Our classification as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata share of our earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the common shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 80

We have not determined whether we meet the definition of a CFC, and there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our common shares.

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

10.I.  Subsidiary Information

There is no additional information relating to our subsidiaries, which must be provided in Canada and which is not otherwise called for by the body of Canadian Generally Accepted Accounting Principles used in preparing the consolidated financial statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the Canadian dollar.  Based on our overall exchange rate risk as at May 31, 2008, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure.  We do not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 81

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective March 7, 2006, our Board of Directors adopted a shareholder rights plan, which was subsequently approved by our company’s shareholders at our Annual and Special Meeting held on June 6, 2006.

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of our company.  It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  As with most public companies, control of our company can probably be secured through the ownership of much less than 50% of our shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.   Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.  A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide our Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

The following is a summary of the terms of the Shareholder Rights Plan:

General

The rights have been issued pursuant to a shareholder rights plan agreement dated and effective March 7, 2006, between us and the Rights Agent.  Each right will entitle the holder to purchase from us one common share at the exercise price of C$30 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, common shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 82

Separation Time and Acquiring Person

The rights will separate and trade apart from the common shares and become exercisable at the separation time.  “Separation time” generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A “flip-in event” will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of common shares having a market value equal to two-times the exercise price.  However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term “beneficial ownership” is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a) It is made to all holders of voting shares of our company of a particular class and for all those voting shares.

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

Permitted Bid Expiry Date

The permitted bid provisions require that for a take-over to be a permitted bid it must be left open until the “Permitted Bid Expiry Date”, which means 60 days following the date of the take-over Bid.

Exchange Option

Under certain circumstances, the Board of Directors of our company can, on exercise of a right and payment of the exercise price, issue other company securities or assets in lieu of common shares.  The Board of Directors can also determine to issue in exchange for the rights, but without payment of the exercise price, common shares having a value equal to the exercise price or other securities or assets of our company having the same value.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 83

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that we take certain actions involving our share capital which would otherwise have a dilutive effect.

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

Amendments

The Board of Directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to our company’s shareholders or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of our shareholders or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange.

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 84

(a)

Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties;

(b)

Due to the size of the Company and the limited number of staff, the Company does not have the optimum complement of personnel with all of the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

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

ITEM 16.  [RESERVED]

16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the U.S. Securities and Exchange Commission and is “independent” as the term is used in Item 407(a) of Regulation S-K.

We have been unable to retain the services of a person who qualifies as an “audit committee financial expert”.  Until we appoint such a person, we believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

16.B.  CODE OF ETHICS

Effective May 31, 2008, our Board of Directors adopted an updated Code of Business Ethics and Conduct that applies to, among other persons, our company's President and Chief Executive Officer (being our principal executive officer) and our Company's Chief Financial Officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions.  As adopted, our Code of Business Ethics and Conduct sets forth written standards that are designed to deter wrongdoing and to promote:

(1)

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission and in other public communications made by us;

(3)

compliance with applicable governmental laws, rules and regulations;

(4)

the prompt internal reporting of violations of the Code of Business Ethics and Conduct to an appropriate person or persons identified in the Code of Business Ethics and Conduct; and

(5)

accountability for adherence to the Code of Business Ethics and Conduct.

Our Code of Business Ethics and Conduct requires, among other things, that all of our company's personnel shall be accorded full access to our President and Chief Executive Officer and Chief Financial Officer with respect to any matter which may arise relating to the Code of Business Ethics and Conduct.  Further, all of our company's personnel are to accorded full access to our company's Board of Directors if any such matter involves an alleged breach of the Code of Business Ethics and Conduct by our President and Chief Executive Officer or Chief Financial Officer.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 85

In addition, our Code of Business Ethics and Conduct emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws.  Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our Company's Chairman of the Audit Committee or Chief Financial Officer or, if anonymity is preferred, to an independent whistle-blower hotline operated and controlled by a third party.  It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Company's Code of Business Ethics and Conduct by another.

Our Code of Business Ethics and Conduct and our Whistle-Blower Policy are filed herewith with the Securities and Exchange Commission as Exhibits 14 and 15 to this annual report.  We will provide a copy of the Code of Business Ethics and Conduct and Whistle-Blower Policy to any person without charge, upon request.  Requests can be sent to: Petaquilla Minerals Ltd., Suite 410 - 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the 15 months ended April 30, 2007, and the fiscal year ended January 31, 2006 ("Fiscal 2006") for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	15 Months Ended April 30, 2007	Year Ended January 31, 2006
Audit Fees(1)	$424,155	$42,672
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees	Nil	Nil
Totals	$424,155	$42,672

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

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 86

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such consolidated financial statements have been reconciled to U.S. GAAP (see Note 22 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

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

*4.D.	Financing Agreement dated April 29, 1991, between Petaquilla Minerals Ltd. and Teck Corporation

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 87

Exhibit Number	Description of Document
*4.E.	Anti-dilution Agreement dated July 7, 1993, between Petaquilla Minerals Ltd. and Almond Holding S.A.
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property, as amended
*4.H.	Heads of Agreement dated November 7, 1994, between Petaquilla Minerals Ltd., Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.M.	Feasibility Study dated August, 1994, and Update dated March, 1995 prepared by Kilborn Engineering (Pacific) Ltd.
*4.N.	Employment Agreements dated July 1, 1995, between Petaquilla Minerals Ltd. and Messrs. Idziszek, Stewart, Fifer and Mallo
*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.P.	Executive Summary from January 1998 Final Feasibility Study, prepared by H.A. Simons Ltd.
*4.Q.

Agreement dated November 25, 1999, between Petaquilla Minerals Ltd.,  Hyperion Resources Corp.,  Rhodes Mining NL and Ricdal Consultants Pty Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.

*4.R.	Agreement dated November 26, 1999, between Petaquilla Minerals Ltd. and Alan M. Smith & Associates Ltd. respecting the acquisition of certain securities of Hyperion Resources Corp.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
*8	Subsidiaries of Petaquilla Minerals Ltd.
*11.A	Code of Ethics
*12.A	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
*12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 88

Exhibit Number	Description of Document
13.B	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.C	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.D	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 89

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 1st day of August, 2008.

PETAQUILLA MINERALS LTD.

By:	/s/ Richard Fifer	By:	/s/ Bassam Moubarak
	Richard Fifer, President and Chief Executive Officer		Bassam Moubarak, Chief Financial Officer
	(principal executive officer)		(principal financial and accounting officer)

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 90

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

Vancouver, Canada,
September 21, 2007	Chartered Accountants

A member firm of Ernst & Young Global Limited

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. as at January 31, 2006 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and the results of its operations and cash flows for the years ended January 31, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 5, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Petaquilla Minerals Ltd.

We have audited the consolidated statements of operations and deficit and cash flows of Petaquilla Minerals Ltd. for the year ended January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 5, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

PETAQUILLA MINERALS LTD. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars)
See nature of operations and going concern uncertainty (Note 1)

			April 30,	January 31,
			2007	2006

ASSETS
Current
Cash and cash equivalents			$665,290	$9,171,318
Receivables			100,410	32,188
Prepaid expenses			452,71 8	36,650

Total current assets			1,218,418	9,240,156
Investment in Petaquilla Copper Ltd. (Note 7)			1,807,000	-
Amount receivable from Petaquilla Copper Ltd. (Note 14)			4,582,937	-
Property and equipment (Note 5 and Note 9)			5,343,147	285,005
Mineral properties (Note 6)			31,236,455	2,389,769
Restricted cash (Note 8)			1,188,026	892,242

Total assets			$45,375,983	$12,807,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 14)			$4,951,297	$551,096
Current portion of long term debt (Note 9)			487,882	-

Total current liabilities			5,439,179	551,096
Asset retirement obligations (Note 20)			4,400,000	-
Long term debt (Note 9)			699,185	-

Total liabilities			10,538,364	551,096

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

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company's exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received. Management fees earned for the management of properties are included in income.

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

Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically remeasured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock- based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

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

	a) Investment in Compania Minera Bellencillo, S.A.

	The Company owns a 69% joint venture interest in Minera Bellencillo S.A., which is proportionately consolidated in the financial statements. The Company’s interest is summarized as follows:

		2007
		$
	ASSETS
	Mineral properties	26,006

		26,006

	LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
	Other liabilities	25,802
	Shareholders’ equity (deficiency)	204

		26,006

	Cash flows provided by (used in)
	Operating activities	204
	Financing activities	25,802
	Investing activities	(26,006)

		April 30,			January 31,
		2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 395,852	$ 118,321	$ 277,531	$ 127,650	$ 22,329	$ 105,321
Computer software	526,252	187,329	338,923	20,418	3,754	16,664
Equipment	4,393,729	681,008	3,712,721	74,173	15,045	59,128
Furniture and fixtures	30,523	9,905	20,618	23,375	4,330	19,045
Leasehold improvements	8,951	8,951	-	8,951	2,920	6,031
Office equipment	36,101	8,553	27,548	14,778	3,421	11,357
Vehicles	600,671	107,909	492,762	79,803	12,344	67,459
Land	34,130	-	34,130	-	-	-
Buildings	445,169	6,255	438,914	-	-	-
	$ 6,471,378	$ 1,128,231	$ 5,343,147	$ 349,148	$ 64,143	$ 285,005

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

The Company is required to post a performance bond of US $780,000 to maintain its interest in the Company’s Molejon property. As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year term deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142. The Company has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $863,226 as at April 30, 2007 after recognizing a foreign exchange loss of $29,016 from the January 31, 2006 balance of $892,242.

During the period ended April 30, 2007, the Company deposited $30,000 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs. The Company also pledged as security for financings (note 9) a term deposit in the amount of $294,800 (US $250,000).

9.	LONG TERM DEBT

During the period ended April 30, 2007, the Company arranged a bank loan of $450,926 (US$382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $13,846 (US$ 11,742) including principal and interest commencing in May 2006 and bears interest at an annual rate of 5.625%. Collateral for this loan is comprised of a pledge of a $294,800 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $152,309 and the long term portion is $150,894.

During the period ended April 30, 2007, the Company arranged a bank loan of $92,933 (US$78,810) to acquire vehicles to be used for the mine site. The loan is repayable in 36 equal monthly instalments of $2,955 (US$2,506) including principal and interest commencing in May 2006 and bears interest at an annual rate of 9.25%. Collateral for this loan is comprised of a fixed first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $31,194 and the long term portion is $32,867.

During the period ended April 30, 2007, the Company arranged a bank loan of $272,065 (US $230,720) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $8,779 (US $7,445) including principal and interest commencing in October 2006 and bears interest at an annual rate of 9.00%. Collateral for this loan is comprised of a first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $87,121 and the long term portion is $130,994.

During the period ended April 30, 2007, the Company arranged a bank loan of $661,295 (US $560,800) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $21,338 (US $18,095) including principal and interest commencing in January 2007 and bears interest at an annual rate of 9.25%. Collateral for this loan is comprised of a first charge on the purchased equipment. As at April 30, 2007, the current portion of the long term debt is $208,180 and the long term portion is $368,263.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)
APRIL 30, 2007

9.	LONG TERM DEBT (continued)

	During the period ended April 30, 2007, the Company arranged a bank loan of $28,890 (US $24,500) to acquire a vehicle to be used for the mine site. The loan is repayable in 36 monthly instalments of $935 (US $793) including principle and interest commencing in January 2007 and bears interest at an annual rate of 9.25%. Collateral for this loan is comprised of a first charge on the purchased vehicle. As at April 30, 2007, the current portion of the long term debt is $9,078 and the long term portion is $16,167.

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

April 30, 2007	January 31, 2006

Unlimited common shares without par value	100,000,000 common shares without par value
Unlimited preference shares without par value	20,000,000 preference shares without par value

	Number		Contributed
	of Shares	Amount	Surplus

Issued

Balance as at January 31, 2004	48,829,542	$50,849,326	$327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	51,430,792	887,432
Non-brokered private placement, net of finders’ fees (a)	9,965,670	8,933,334	-
Exercise of stock options	1,465,600	713,008	(241,690)
Exercise of warrants	7,550,496	1,939,187	(51,563)
Stock-based compensation	-	-	410,301
Share issuance costs	-	(39,112)	-

Balance as at January 31, 2006	70,246,303	62,977,209	1,004,480
Non-brokered private placement, net of finders’ fees (b)	9,400,000	21,603,200	-
Exercise of stock options	5,247,8 13	12,336,264	(9,435,997)
Exercise of warrants	4,982,835	5,979,403	-
Stock-based compensation	-	-	20,504,666
Share issuance costs (Note 14)	-	(1,414,061)	820,518
Balance
as at April 30, 2007	89,876,951	$101,482,015	$12,893,667

a.	In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $ 1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders’ fees of $534,053 for net proceeds of $8,933,334. The warrants were exercised during fiscal 2007.

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

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2004	3,089,297	$0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	5,573,000	0.53
Exercised	(1,465,600)	0.32
Forfeited	(450,000)	0.42

Balance at January 31, 2006	6,031,200	0.53	(1)
Granted (re: Plan of Arrangement)	3,730,000	1.14	(1)
Granted	6,139,543	2.02
Exercised	(5,247,813)	0.59	(1)
Expired	(400,000)	1.24	(1)
Forfeited	(493,400)	0.98	(1)
Forfeited	(20,000)	2.01
Voluntary reduction	(1,623,763)	0.91	(1)

Balance at April 30, 2007	8,115,767	$1.76	(1)

Number of stock options exercisable	3,638,613	$1.44	(1)

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

As at April 30, 2007, the following share purchase warrants were outstanding and exercisable as follows:

Number	Exercise	Expiry
of Shares	Price	Date

9,798,000	$3.00(1)	October 17, 2011

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

15.	INCOME TAXES A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	15 months	12 months	12 months
	ended	ended	ended
	April 30,	January 31,	January 31,
	2007	2006	2005

Statutory tax rate	34.12%	34.7%	35.6%

Loss for the period	$(27,942,450)	$(2,567,758)	$(1,798,273)

Income tax recovery	$(9,533,900)	$(892,168)	$(640,185)
Permanent differences	6,740,964	117,045	307,836
Income tax rate change	491,760	14,107	4,558
Change in valuation allowance	2,301 ,176	761,016	327,791

Income tax recovery	$-	$-	$-

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

b) $3,345,000 for generators;

c) $1,788,000 for other support items.

d) $1,428,000 for other construction in progress.

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

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Fifteen months	Twelve months	Twelve months
	ended	ended	ended
	April 30,	January 31,	January 31,
	2007	2006	2005

Non-cash financing activities
Finders’ fee warrants	$820,518	$-	$-
Share issue costs	(820,518)	-	-

Non-cash investing activities	188,383	-	-
Property and equipment incurred through payables	4,339,151	192,158	-
Mineral property costs incurred through payables
Stock based compensation capitalized to mineral	118,396	-	-
properties

		April 30,	January 31,
		2007	2006

Cash and cash equivalents consist of:
Cash		$258,216	$1,420,258
Term deposits		407,074	7,751,060
		$665,290	$9,171,318

		April 30,	January 31,
		2007	2006

Interest paid in cash		$68,239	$-
Income taxes paid in cash		-	-

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

Loss for the year

	2007	2006	2005
Loss for the year – Canadian GAAP	$(27,962,450)	$(2,567,758)	$(1,798,273)
Gain on dilution of equity investment (a)	(3,080,000)	-	-
Mineral properties expensed under U.S. GAAP (b)	(28,846,686)	(2,389,769)	-
Equity investment (e)	1,273,000	-	-
Loss for the year – U.S. GAAP	(58,616,136)	(4,957,527)	(1,798,273)
Holding losses on marketable securities (c)	-	(22,044)	(7,587)
Comprehensive loss – U.S. GAAP	$(58,616,136)	$(4,979,571)	$(1,805,860)

Basic and diluted loss per share – U.S. GAAP	$(0.73)	$(0.09)	$(0.04)

		2007	2006
Current assets
Current assets – Canadian GAAP		$1,218,418	$9,240,156
Bank overdraft – U.S GAAP (f)		1,205,382	-
Cumulative adjustments:
Holding gains on marketable securities (c)		-	15,375

Current assets – U.S. GAAP		$2,423,800	$9,255,531

		2007	2006
Current liabilities
Current liabilities – Canadian GAAP		$5,439,179	$551,096
Bank overdraft – U.S GAAP (f)		1,205,382	-

Current liabilities – U.S. GAAP		$6,644,561	$551,096

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
	ACCOUNTING
	PRINCIPLES (continued)

			2007	2006
	Mineral properties
	Mineral properties – Canadian GAAP		$31,236,455	$2,389,769
	Mineral properties expensed under U.S. GAAP (b)		(31,236,455)	(2,389,769)
	Mineral properties – U.S. GAAP		$-	$-

			2007	2006
	Equity investments
	Equity investments – Canadian GAAP		$1,273,000	$-
	Equity investments expensed under U.S. GAAP (e)		(1,273,000)	-
	Equity investments – U.S. GAAP		$-	$-

			2007	2006
	Shareholders’ equity
	Shareholders’ equity – Canadian GAAP		$34,837,619	$12,256,076
	Cumulative adjustments:
	Mineral properties (b)		(31,236,455)	(2,389,769)
	Holding gains on marketable securities (c)		-	15,375
	Share capital – private placement warrants (d)		(9,885,980)	(1,292,993)
	Contributed surplus – private placement warrants (d)		9,885,980	1,292,993
	Additional loss from equity investment (e)		(1,807,000)	-

	Shareholders’ equity – U.S. GAAP		$1,794,164	$9,881,682

		2007	2006	2005
	Statement of Cash Flows

	Cash used in operating activities – Canadian GAAP	$(8,980,102)	$(1,757,852)	$(1,166,330)
	Expenditures on mineral properties	(19,387,844)	(2,197,611)	-
	Cash used in operating activities – U.S. GAAP	$(28,367,946)	$(3,955,463)	$(1,166,330)

	Cash from financing activities – Canadian GAAP	$26,643,457	$12,527,110	$424,200
	Bank overdraft	1,205,382	-	-
	Cash from financing activities – U.S. GAAP	$27,848,839	$12,527,110	$424,200

	Cash used in investing activities – Canadian GAAP	$(26,133,816)	$(2,489,488)	$(202,787)
	Expenditures on mineral properties	19,387,844	2,197,611	-
	Cash used in investing activities – U.S. GAAP	$(6,745,972)	$(291,877)	$(202,787)

	Cash and cash equivalents, end of period – Canadian GAAP	$665,290	$9,171,318	$891,548
	Bank overdraft	1,205,382	-	-
	Cash and cash equivalents, end of period – U.S. GAAP	$1,870,672	$9,171,318	$891,548

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
APRIL 30, 2007

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	Three months ended	Twelve months ended
Statements of Operations	April 30, 2007	January 31, 2007
	(unaudited)	(unaudited)

Expenses
Accounting and legal	$236,578	$490,351
Consulting fees	320,910	756,452
Amortization	135,397	335,912
Filing fees	6,340	76,329
Investor relations and shareholder information	153,403	1,114,102
Mineral properties – exploration expenditures	7,203,658	21,643,028
Office administration	176,097	795,839
Rent	38,310	141,187
Stock-based compensation	10,378,308	10,007,962
Travel	266,748	1,419,788
Wages and benefits	179,317	1,812,453
Total expenses	(19,095,066)	(38,593,403)

Other income (expenses)	(1,285,607)	357,940

Net loss during the period	$(20,380,673)	$(38,235,463)

	Three months ended	Twelve months ended
Statements of Cash Flows	April 30, 2007	January 31, 2007
	(unaudited)	(unaudited)

Cash flow from/(used in) operating activities	$(324,302)	$(28,043,644)
Cash flow from/(used in) financing activities	(3,106,639)	30,955,478
Cash flow from/(used in) investing activities	(1,592,644)	(5,153,328)
Change in cash and cash equivalents	(5,023,585)	(2,241,494)
Impact of foreign exchange rates on cash balances	(35,567)	-
Cash and cash equivalents, beginning of period	6,929,824	9,171,318
Cash and cash equivalents, end of period	$1,870,672	$6,929,824

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

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non- owner changes in shareholders’ equity. SFAS 130 requires that all items that are to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on amended Form 20-F for the 15 months ended April 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard Fifer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Richard Fifer

Richard Fifer

(principal executive officer)

Dated:  August 1, 2008

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 128

EXHIBIT 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on amended Form 20-F for the 15 months ended April 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bassam Moubarak, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Bassam Moubarak

Bassam Moubarak

(principal financial officer)

Dated:  August 1, 2008

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 129

EXHIBIT 13.C

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Richard Fifer, President and Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this annual report on amended  Form 20-F of Petaquilla Minerals Ltd. (the “Company”);

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

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 130

Date:

August 1, 2008

By:

/s/ Richard Fifer

Richard Fifer

President and Chief Executive Officer

(principal executive officer)

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 131

EXHIBIT 13.D

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Bassam Moubarak, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this annual report on amended Form 20-F of Petaquilla Minerals Ltd. (the “Company”);

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

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 132

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

August 1, 2008

By:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

(principal financial officer)

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 133