Form 20-F
period 2008-05-31
PETAQUILLA MINERALS LTD
filed 2008-11-10
CIK 947121

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

_______________________________

For the transition period from            May 1, 2007                    to      May 31, 2008

Commission file number:

000-26296

Petaquilla Minerals Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant's name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Janet Francis, telephone (604) 694-0021, fax (604) 694-0063,

Suite 410, 475 West Georgia Street,Vancouver, British Columbia, Canada V6B 4M9

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Form 20-F for 13-Months Ended 2008 May 31	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

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

95,958,641

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

☑  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer

☑  Accelerated filer

          ☐  Non-accelerated filer

Form 20-F for 13-Months Ended 2008 May 31	Page 2

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP

☐  International Financial reporting Standards

          ☑  Other

        as issued by the International Accounting

        Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☑  No

Form 20-F for 13-Months Ended 2008 May 31	Page 3

Explanatory Note

The information set forth in this Annual Report on Form 20-F (the “Annual Report”) is as at August 22, 2008, unless an earlier or later date is indicated.

Financial information in this Annual Report is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to Petaquilla Minerals Ltd., are set forth in Item 5 of this Annual Report and in Note 27 to the accompanying Financial Statements of Petaquilla Minerals Ltd.

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

Form 20-F for 13-Months Ended 2008 May 31	Page 4

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	9

PART I		11

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	11

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	11

ITEM 3	KEY INFORMATION	11
3.A.	Selected Financial Data	11
3.B.	Capitalization and Indebtedness	13
3.C.	Reasons For The Offer and Use of Proceeds	13
3.D.	Risk Factors	13
	Risks related to our development, exploration, construction and mining operations could adversely affect our business	13
	Our estimates of reserves, mineral deposits and production costs may be inaccurate, which could impact our results of operations in the future	14
	Our properties may be subject to undetected title defects	14
	Our directors may have conflicts of interest	15
	Exchange rate fluctuations may effectively increase our costs of exploration and production	15
	We are dependent upon additional funding in order to sustain our operations	15
	Our company has a history of losses and there is substantial uncertainty regarding our ability to continue as a going concern	15
	The requirements of the Ley Petaquilla may have an adverse impact on our company	16
	We have a history of net losses, an accumulated deficit and a lack of revenue from operations	17
	We have limited experience with development-stage mining operations	17
	Our common shares are subject to penny stock rules, which could affect trading in our shares	17
	We face strong competition for the acquisition of mining properties.	17
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations	18
	We face risks related to our operations in foreign countries	18
	Our operations are subject to environmental and other regulation	18
	We face political risks in Panama	19

Form 20-F for 13-Months Ended 2008 May 31	Page 5

	We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future	19
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling person and officers	19
	If We are Characterized as a Passive Foreign Investment Company (“PFIC”), Our U.S. Shareholders May Be Subject to Adverse U.S. Federal Income Tax Consequences	20
ITEM 4	INFORMATION ON OUR COMPANY	20
4.A.	History and Development of Our Company	20
	Acquisition of the Petaquilla Concession, Panama	21
	Financing Agreement with Teck Corporation	21
	Molejon Property – Panama	23
	Mineral Properties – Other	24
	Directors and Officers of Our Company	24
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	24
	Current and Planned Capital Expenditures/Divestitures	25
	Public Takeover Offers	25
4.B.	Business Overview	25
4.C.	Organizational Structure	28
4.D.	Property, Plants and Equipment	29
	Petaquilla Concession, Panama	29
	Introduction	29
	Property Location	30
	Location, Access & Physiography	30
	Plants and Equipment	34
	Title	35
	Exploration History	36
	Exploration - Results Obtained By Us or on Our Behalf	36
	Outlook – 2008	44
	Regional and Local Geology	45
	Mineralization	46
	Final Feasibility Study- Petaquilla Concession Copper Deposit	48
	Doing Business in Panama	50

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	53
5.A.	Operating Results	53
	13 Months Ended May 31, 2008, Compared to 15 Months Ended April 30, 2007	54
	15 Months Ended April 30, 2007, Compared to Fiscal Year Ended January 31, 2006	54
5.B.	Liquidity and Capital Resources	54
	May 31, 2008 Compared to April 30, 2007	55
	April 30, 2007 Compared to January 31, 2006	56
	Outlook	57
5.C.	Research and Development, Patents and Licenses, etc.	57
5.D.	Trend Information	57
5.E.	Off-Balance Sheet Arrangements	57
5.F.	Tabular Disclosure of Contractual Obligations	57

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
6.A.	Directors and Senior Management	59

Form 20-F for 13-Months Ended 2008 May 31	Page 6

6.B.	Compensation	60
	Cash and Non-Cash Compensation - Executive Officers and Directors	61
	Option Grants in Last Fiscal Period (May 1, 2007, to May 31, 2008)	61
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	62
	Defined Benefit or Actuarial Plan Disclosure	62
	Termination of Employment, Change in Responsibilities and Employment Contracts	62
	Directors	62
6.C.	Board Practices	63
6.D.	Employees	64
	Consultants	64
6.E.	Share Ownership	65

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
7.A.	Major Shareholders	66
7.B.	Related Party Transactions	67
7.C.	Interests of Experts and Counsel	68

ITEM 8	FINANCIAL INFORMATION	68
8.A.	Consolidated Statements and Other Financial Information	68
8.B.	Significant Changes	69

ITEM 9	THE OFFER AND LISTING	69
9.A.	Offer and Listing Details	69
9.B.	Plan of Distribution	70
9.C.	Markets	70
9.D.	Selling Shareholders	71
9.E.	Dilution	71
9.F.	Expenses of the Issue	71

ITEM 10	ADDITIONAL INFORMATION	71
10.A.	Share Capital	71
10.B.	Memorandum and Articles of Association	71
10.C.	Material Contracts	75
10.D.	Exchange Controls	75
10.E.	Taxation	77
	Material Canadian Federal Income Tax Consequences	77
	Dividends	77
	Capital Gains	77
	Material United States Federal Income Tax Consequences	78
	U.S. Holders	78
	Distributions on our Common Shares	79
	Disposition of Common Shares of the Company	80
	Passive Foreign Investment Company	80
	Foreign Tax Credit	81
	Controlled Foreign Corporations	81
	Information Reporting: Backup Withholding	82
10.F.	Dividends and Paying Agents	82
10.G.	Statement by Experts	82
10.H.	Documents on Display	82

Form 20-F for 13-Months Ended 2008 May 31	Page 7

10.I.	Subsidiary Information	82

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	82

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II		83

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83

ITEM 15	CONTROLS AND PROCEDURES	85

ITEM 16	[RESERVED]	86
16.A.	Audit Committee Financial Expert	86
16.B.	Code of Ethics	87
16.C.	Principal Accountant Fees and Services	87
16.D.	Exemptions From the Listing Standards for Audit Committees	88
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	88

PART III		88

ITEM 17	FINANCIAL STATEMENTS	88

ITEM 18	FINANCIAL STATEMENTS	88

ITEM 19	EXHIBITS	88

	SIGNATURES	91

Form 20-F for 13-Months Ended 2008 May 31	Page 8

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

Form 20-F for 13-Months Ended 2008 May 31	Page 9

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

tonne - metric ton (2,204 pounds).

Form 20-F for 13-Months Ended 2008 May 31	Page 10

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

ITEM 3.  KEY INFORMATION

3.A.  Selected Financial Data

The following tables summarize our selected financial data (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled for measurement differences to United States generally accepted accounting principles (“U.S. GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.  Note 27 of our consolidated financial statements included with this filing sets forth the material variations in U.S. GAAP.  Results for the period ended May 31, 2008, are not necessarily indicative of results for future periods.

Form 20-F for 13-Months Ended 2008 May 31	Page 11

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		13 Months Ended May 31	15 Months Ended April 30	Fiscal Years Ended January 31
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Loss before extraordinary items (1)
	Total	($4,344,300)	($27,962,450)	($2,567,758)	($1,798,273)	($811,190)
	Per Share (1)	($0.05)	($0.35)	($0.05)	($0.04)	($0.02)
(c)	Total assets	$107,482,486	$46,581,365	$12,807,172	$1,989,474	$2,670,561
(d)	Total long-term debt	$30,760,220	$699,185	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$51,208,735	$34,837,619	$12,256,076	$1,886,423	$2,543,620
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	95,958,641	89,876,951	70,246,303	51,264,537	48,829,542
(h)	Net earnings (loss) for the period
	Total	($4,344,300)	($27,962,450)	($2,567,758)	($1,798,273)	($811,190)
	Per Share (1)	($0.05)	($0.35)	($0.05)	($0.04)	($0.02)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		13 Months Ended May 31	15 Months Ended April 30	Fiscal Years Ended January 31
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($48,795,883)	($58,616,136)	($4,979,571)	($1,798,273)	($811,190)
	Per Share¹	($0.52)	($0.73)	($0.09)	($0.04)	($0.02)
(c)	Total assets	$30,880,450	$13,537,910	$10,432,778	$2,026,893	$2,715,567
(d)	Total long-term debt	$20,932,559	$699,185	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$(15,565,640)	$1,794,164	$9,881,682	$1,923,842	$2,588,626
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	95,958,641	89,876,951	70,246,303	51,264,537	48,829,542
(h)	Net earnings (loss) for the period
	Total	($48,795,883)	($58,616,136)	($4,979,571)	($1,805,860)	($766,184)
	Per Share¹	($0.52)	($0.73)	($0.09)	($0.04)	($0.02)

(1)  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

We have not declared or paid any dividends in any of our last five financial years.

Form 20-F for 13-Months Ended 2008 May 31	Page 12

On August 22, 2008, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $0.9562.

The following table sets out the high and low exchange rates for each month during the last six months.

	2008
	July	June	May	April	March	February
High for period	1.0261	1.0282	1.0189	1.0270	1.0279	1.0190
Low for period	1.0016	0.9942	0.9844	1.0025	0.9842	0.9719

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	13-Months Ended May 31	15-Months Ended April 30	Year Ended January 31
	2008	2007	2006	2005	2004
Average for the period	1.0157	1.1356	1.2006	1.2906	1.3746

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

Form 20-F for 13-Months Ended 2008 May 31	Page 13

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

Form 20-F for 13-Months Ended 2008 May 31	Page 14

Our directors may have conflicts of interest.

As at August 22, 2008, all of our directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to our company.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of our company.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to our company, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have no other procedures or mechanisms to prevent conflicts of interest.

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

We have not generated cash flow from operations in the past and, although we are preparing for production at the Molejon gold property, cash flow to satisfy our operational requirements and cash commitments is not guaranteed from the operations of the Molejon gold plant.  In the past, we have relied on sales of equity securities or debt financing to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements and cash commitments.

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

In their report on the consolidated financial statements for the period ended May 31, 2008, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

As at May 31, 2008, we had an accumulated deficit of $83,865,382 and for the 13-months ended May 31, 2008, incurred a loss of $4,344,300 from continuing operations. Continuing operations are dependent on us achieving profitable operations and being able to raise capital, if and when necessary to meet our obligations and repay liabilities when they come due.

Form 20-F for 13-Months Ended 2008 May 31	Page 15

We are executing a business plan to allow us to continue as a going concern, which is to achieve profitability through cost containment and increased revenues.  We have reduced our losses and intend to reduce them further, ultimately achieving profitability. There is significant uncertainty that we will be successful in executing this plan. Should we fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

During May 2007 and January 2008, we completed private placements for gross proceeds of $2,824,305 and $9,421,500, respectively. In May 2008, we raised gross proceeds of $31,801,725 through debt financing.

We did not generate revenue from operations during the 13-months ended May 31, 2008, and the 15-months ended April 30, 2007. Expenses for the 13-months ended May 31, 2008 were $20,660, 172, a decrease from $28,841,783 for the 15-months ended April 30, 2007.

Our consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future.  Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

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

Form 20-F for 13-Months Ended 2008 May 31	Page 16

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

Form 20-F for 13-Months Ended 2008 May 31	Page 17

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

Our current or future operations, including development activities and commencement of production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on our various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

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

Form 20-F for 13-Months Ended 2008 May 31	Page 18

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

Rider F

Form 20-F for 13-Months Ended 2008 May 31	Page 19

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

ITEM 4.  INFORMATION ON OUR COMPANY

4.A.  History and Development of Our Company

Our company, Petaquilla Minerals Ltd., is a British Columbia company engaged in the acquisition, exploration, exploration management, and development of mineral properties.  Our company was incorporated under the laws of the Province of British Columbia, Canada, on October 10, 1985, by registration of our Memorandum and Articles of Association (the “Articles”) with the British Columbia Registrar of Companies under the name Adrian Resources Ltd.  We changed our name to Petaquilla Minerals Ltd. on October 12, 2004.

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

Form 20-F for 13-Months Ended 2008 May 31	Page 20

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

In addition, during the period March 15, 2006 to October 18, 2006, we held all the issued shares of Petaquilla Copper Ltd. (“Copper”), which was incorporated under the laws of the Province of British Columbia, Canada, on March 15, 2006, in order to take part in a proposed Plan of Arrangement (the “Arrangement”) with our company.  As a wholly owned subsidiary of our company during this period, Copper had no operations.  Pursuant to shareholder approval of the Arrangement obtained at our Annual and Special General Meeting of Shareholders (“AGM”) held on June 6, 2006, we and Copper entered into the Arrangement effectively separating our assets into two distinct companies on October 18, 2006.  While we retained our gold assets, we transferred our indirect 52% interest (subject to Teck Cominco Limited's (“Teck”) right to acquire 50% of such interest) in the copper deposits held by Minera Petaquilla, S.A. to Copper.  Immediately following the completion of the Arrangement, we owned 20% of the issued shares of Copper.  As at August 22, 2008, we held approximately 12.57% of the issued shares of Copper.  As of December 31, 2007, Copper has been trading under the symbol “PTC” on the Toronto Stock Exchange.

Acquisition of the Petaquilla Concession, Panama

Until October 18, 2006, we held a 52% interest in the copper deposits of the Petaquilla concession and such interest was subject to the right of Teck Cominco Limited to acquire 50%, as more fully described under “Item 4 - Information on Our Company – 4.D. Property, Plants and Equipment”.

Financing Agreement with Teck Corporation

By agreement dated April 29, 1991, we entered into a financing agreement (the “Teck Agreement”) with Teck Corporation (now Teck Cominco Limited) of Vancouver, British Columbia, under which we agreed to grant to Teck Cominco Limited the right to earn 50% of, among other things, our interest in the Petaquilla Property by funding our obligations with respect to exploration and development of such property.  On October 18, 2006, we transferred our 52% interest in the copper deposits of the Petaquilla concession to Petaquilla Copper Ltd.  Pursuant to the Teck Agreement, we are obligated to offer to enter into an agreement with Teck Cominco Limited on the same terms and conditions as contained in the Teck Agreement with respect to any mineral property interests acquired by us after the date of the Teck Agreement (each such acquired mineral property interest is a “Project”).

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

Form 20-F for 13-Months Ended 2008 May 31	Page 21

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

Form 20-F for 13-Months Ended 2008 May 31	Page 22

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla mineral concession from the copper mineral deposits within the Petaquilla mineral concession.  The agreement provides for us, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova as to 35.135% and 64.865%, respectively.

In September 2005, the multi-phase Petaquilla Mine Development Plan submitted to the Government of Panama by Minera Petaquilla, S.A. was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Petaquilla concession lands and the first phase of the Petaquilla Mine Development Plan focuses on the development of the Molejon gold deposit by our company commencing in 2006.  The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company held by Inmet and Petaquilla Copper Ltd. with interests of 48% and 52%, respectively, as at April 30, 2007.  As previously mentioned, Copper acquired this 52% interest in the Petaquilla copper deposit from our company pursuant to the  Plan of Arrangement effective October 18, 2006.   At the time of the Plan of Arrangement, Teck Cominco Limited retained its option to acquire one-half of Copper’s interest and on March 28, 2008, Copper received notice from Teck of Teck’s "Final Commitment" under the shareholders’ agreement between Copper, Teck and Inmet with respect to the Petaquilla Copper Project in Panama.  Copper has since commenced arbitration proceedings against Teck, on the basis that Teck had not fulfilled the preconditions necessary to exercise its option to acquire one half of Copper’s interest in the property.  In addition, on July 28, 2008, Inmet formally commenced its unsolicited offer to purchase all of the outstanding common shares of Copper, further to its announcement on July 6, 2008, of its intention to make the offer.  However, as previously stated, our company, aside from being a shareholder of Copper, has had no interest in the Petaquilla copper deposit since the Plan of Arrangement effected with Copper on October 18, 2006, and is not involved in any arbitration matters regarding the Petaquilla Copper Project nor is it the subject of any takeover bid.  We continue to operate under the Ley Petaquilla and hold the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that might be developed within the Petaquilla concession lands

As at May 31, 2008, we incurred the following costs related to the Molejon gold deposit (except as noted below for Rio Belencillo).  These costs have been capitalized on our audited consolidated balance sheet as mineral property costs:

Form 20-F for 13-Months Ended 2008 May 31	Page 23

Trenching – Molejon	$4,308,854
Trenching – Rio Belencillo	48,872
Camp costs	6,158,386
Transportation	250,126
Drilling costs	11,046,825
Indirect drilling costs	1,106,528
Geologist	1,128,193
Topography	153,571
Engineering and design	517,156
Engineering and consulting	2,807,641
Technical support	120,272
Property permits	408,381
Water samples	3,857
Environment	488,040
Communications	192,370
Logistics	395,581
Plant equipment	3,927,704
Communications - plant	6,179
Plant – site	22,272,755
Roads	1,634,057
Roads agreements	105,939
Bridges	50,261
Deferred amortization on mining equipment	3,938,717
Reclamation costs	4,400,000
Stock-based compensation	723,668
Accreted interest	955,682
$67,149,615

Mineral Properties - Other

We hold various interests in other land concession areas adjacent to the Petaquilla concession lands in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an agreement dated May 7, 2005, and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), had an option to purchase all of our interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying us $1,152,400. This sum is payable in shares of Gold Dragon.

The payment of $100,000 on account of exploration expenditures has not been made in accordance with the terms and conditions of the May 7, 2005 agreement and we are in the process of amending the agreement with Gold Dragon.

Directors and Officers of Our Company

Effective May 1, 2007, our Board of Directors (the “Board”) consisted of Ralph Ansley, John Cook, Richard Fifer, and Marco Tejeira.  Our officers were Richard Fifer as President and Chief Executive Officer, Tony M. Ricci as interim Chief Financial Officer, and Graham Scott as Corporate Secretary.  On June 11, 2007, Robert Baxter was appointed to the Board of Directors and on September 10, 2007, Pablo Mauricio Buenano joined our company as VP Finance.

At our Annual General Meeting of Shareholders held on November 6, 2007, the following Board members stood for election and were duly re-elected: Ralph Ansley, Robert Baxter, John Cook, Richard Fifer, and Marco Tejeira.  Tony M. Ricci, who had been serving as our interim Chief Financial Officer while we conducted its search for a full-time Chief Financial Officer, stepped down when Bassam Moubarak was appointed as Chief Financial Officer on February 11, 2008.  On July 7, 2008, Dr. Ralph Ansley resigned from our Board citing medical reasons.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

At May 31,2008, we incurred $67,100,743 in Molejon property expenses and $48,872 in Rio Belencillo property expenses for a total of $67,149,615 that has been capitalized as mineral property costs.  On February 10, 2005, we sold 500,000 of our own shares on the Toronto Stock Exchange at a price of $0.65 per share.  These shares were previously issued and reacquired by us some years ago pursuant to an issuer bid.  Accordingly, there was no change to the number of shares issued and outstanding as a result of this sale.  The proceeds of the sale were directed towards general working capital purposes.

Form 20-F for 13-Months Ended 2008 May 31	Page 24

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

Public Takeover Offers

During the 13-month period ended May 31, 2008, and the previous 15-month fiscal period, we did not receive any public takeover offers from third parties nor did we make any such takeover offers.

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

Form 20-F for 13-Months Ended 2008 May 31	Page 25

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

If Minnova sells its interest, pursuant to the Shotgun Offer, Copper shall pay Minnova 48% of the value of Minera Petaquilla.

Form 20-F for 13-Months Ended 2008 May 31	Page 26

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

Form 20-F for 13-Months Ended 2008 May 31	Page 27

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

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Form 20-F for 13-Months Ended 2008 May 31	Page 28

CORPORATE ENTITIES as at August 22, 2008

Existing SHAREHOLDERS
Existing SHAREHOLDERS
87.43%
PETAQUILLA MINERALS LTD. [B.C. corporation]
12.57%
PETAQUILLA COPPER LTD. [B.C. corporation]
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
26 %
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
MINERA PETAQUILLA, S.A. [Panama corporation]
LEY PETAQUILLA CONCESSION CONTRACT NO.9 LANDS [Copper Deposits]
AQUA AZURE, S.A. [Panama corporation]
68.88%
50.2%
49.8%
PETAQUILLA INFRAESTRUCTURA, S.A. [Panama corporation]

Form 20-F for 13-Months Ended 2008 May 31	Page 29

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

As such, our development focuses on the Molejon gold deposit and the first phase of the mine development plan submitted by Minera Petaquilla and approved by the Government of Panama in 2005.  We have begun construction and development of the area for the purposes of extracting ore from the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Petaquilla concession, and those within our wholly owned properties surrounding the Petaquilla concession.

Form 20-F for 13-MonthsEnded 2008 May 31	Page 30

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 31

LEYEND
DEPOSITS
Au MINERALIZATION
CuAu Mineralization
MOLYBDENUM ANOMALY
RIVERS
MOLEJON DEPOSIT
CONCESIONS
MINERA PETAQUILLA
PETAQUILLA MINERALS
1:80,000
0 1 2 4
Miles
Caribbean Sea
ORO DEL NORTE ZONA 4
ORO NORTE ZONA 2
ORO DEL NORTE ZONA 3
ORO DEL NORTE ZONA 1
LA ESPERANZA ZONA 1
LA ESPERANZA ZONA 2
SANTA LUCIA ZONA 1
PETAQUILLA ZONA 2
SAN JUAN ZONA 1
SAN JUAN ZONA 2
PETAQUILLA ZONA 1
SANTA LUCIA ZONA 2
PETAQUILLA ZONA 3
PETAQUILLA ZONA 4
SAN JUAN ZONA 3
SAN JUAN ZONA 4
SAN JUAN ZONA 6
ORO DEL SUR ZONA 1

Form 20-F for 13-Month Period Ended 2008 May 31	Page 32

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 33

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 34

Construction personnel are currently working in four shifts 24-hours per day, 7 days per week.  Commissioning of the Molejon gold plant is expected in December 2008.

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 35

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 36

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 37

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 38

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 39

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 40

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 41

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

If no cut-off grade is applied, the total resource is over 2.8 million ounces of gold.

Measured

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.3	2,757,315	0.348	960,657	30,886
.4	2,067,102	0.446	921,894	29,640
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	14,269,526	1.29	18,454,262	593,327

Indicated

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.3	5,312,433	0.343	1,822,984	58,611
.4	2,467,167	0.445	1,097,888	35,298
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	14,061,158	0.703	9,881,288	317,696

Form 20-F for 13-Month Period Ended 2008 May 31	Page 42

Inferred

Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.3	4,829,733	0.342	1,650,927	53,079
0.4	4,411,224	0.446	1,969,183	63,312
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Total	21,449,961	0.665	14,260,781	458,502

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 43

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

We are currently completing phase 1 of the mining plan.

Map of the project area:

Form 20-F for 13-Month Period Ended 2008 May 31	Page 44

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 45

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

Mineralization

Form 20-F for 13-Month Period Ended 2008 May 31	Page 46

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 47

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 48

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 49

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 50

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

We note that the comparative overall country risk rating for Panama by The Economist Intelligence Unit is in the low mid-range, both globally and regionally, as follows:

Country	Overall Country Risk Rating (AAA=least risky, D=most risky)
Argentina	BB
Bolivia	B
Brazil	BB
Chile	A
Columbia	BB
Costa Rica	BB
Ecuador	CCC
Guatemala	BB
Honduras	B
Mexico	BBB
Peru	BBB
Panama	BBB
Venezuela	CCC

Rating Band Characteristics
AAA	Capacity and commitment to honouring obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honouring obligations not in question.
A	Capacity and commitment to honouring obligations strong.
BBB	Capacity and commitment to honouring obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honouring obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honouring obligations currently, but very susceptible to changes in economic climate
CCC	Questionable capacity and commitment to honouring obligations. Patchy payment record.
CC	Somewhat weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on some obligations.
C	Weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honouring obligations. Poor payment record. Currently in default on significant amount of obligations.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 51

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 52

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.  Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to a significant extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  We do not currently have any producing properties and, with the exception of our Petaquilla concession which is the subject of a bankable final feasibility study, our current operations on our various properties are exploratory searches for mineable deposits of minerals.  We are hopeful the Molejon deposit development work will both expand the reserves and classify the reserves as proven mineral reserves.  However, there is no guarantee such results will be obtained.  During the 13-months ended May 31, 2008, we were primarily engaged in the continued development of our Molejon property in Panama.  As a result, our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control.  See "Item 3 -  Key Information – 3.D. Risk Factors”.

Historically our fiscal year end was January 31.  During the period ended April 30, 2007, we changed our fiscal year end from January 31 to April 30 due to the complexities of the Plan of Arrangement with Petaquilla Copper Ltd.  We changed our fiscal year end again over the past year form April 30 to May 31.  We made this change because the Company wanted to demonstrate to the Panamanian government it had sufficient funds to continue work on the mine.

13 Months Ended May 31, 2008 Compared to 15 Months Ended April 30, 2007

We did not generate revenue from operations during the 13 months ended May 31, 2008 or during the 15 months ended April 30, 2007.  Expenses for the 13 months ended May 31, 2008 were $19,599,658, a decrease from $28,841,783 for the 15 months ended April 30, 2007.  The decrease in expenses is primarily due to lower stock-based compensation offset by an increase in financing cost, office administration, and wages and benefits.  Our largest cash outflow in the 13 months ended May 31, 2008 was capitalized expenditures relating to our mineral properties of $28,011,818, as compared to $19,387,844 in the prior fiscal period.  Stock-based compensation, a non-cash expense, decreased to $5,754,085, compared to $20,386,270 in the prior 15-month fiscal period, as a result of options granted and vested during the period, options previously valued at grant date and revalued at approval date, and options arising from the Plan of Arrangement that were revalued on the effective date of the Plan of Arrangement.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 53

During the 13 months ended May 31, 2008, we recorded a foreign exchange gain of $1,670,879, a gain on the sale of investments of $4,697,182, interest income of $133,245, asset usage fees of $128,650, a loss of $4,715,413 from equity investment, and a gain of $13,277,095 on dilution of equity investment.  During the 15-month period ended April 30, 2007, we recorded a foreign exchange loss of $836,847, a gain on the sale of marketable securities of $21,191, interest income of $352,880, interest on long-term debt of $68,239, asset usage fees of $103,348, a loss of $1,773,000 from equity investment, and a gain of $3,080,000 on dilution of equity investment.

The net loss for the 13 months ended May 31, 2008 was $4,344,300 or $0.05 per share (2007 - loss of $27,962,450 or $0.35 per share; 2006 – loss of $2,567,758 or $0.05 per share).

15 Months Ended April 30, 2007, Compared to Fiscal Year Ended January 31, 2006

We did not generate revenue from operations during the 15 months ended April 30, 2007 or during the fiscal year ended January 31, 2006.  Expenses for the 15 months ended April 30, 2007 were $28,841,783, a substantial increase from $2,538,350 for the year ended January 31, 2006.  The increase in expenses is primarily due to the escalation of our operations at the Molejon gold deposit as we move the project towards production.  Increased levels of operations including drilling, equipment procurement, plant construction, and construction of roads, bridges and other infrastructure have also led to increased general and administrative costs.  Our largest cash outflow in the 15 months ended April 30, 2007 was capitalized expenditures relating to our mineral properties of $19,387,844, as compared to $2,197,611 (expensed) in the prior year.  Stock-based compensation, a non-cash expense, increased to $20,386,270, compared to $410,301 in the prior year, as a result of options granted and vested during the period, options previously valued at grant date and revalued at approval date, and options arising from the Plan of Arrangement that were revalued on the Plan of Arrangement date.

During the 15 months ended April 30, 2007, we recorded a foreign exchange loss of $836,847, a gain on the sale of marketable securities of $21,191, interest income of $352,880, interest on long-term debt of $68,239, asset usage fees of $103,348, a loss of $1,773,000 from equity investment, and a gain of $3,080,000 on dilution of equity investment.  During the fiscal year ended January 31, 2006, we recorded a foreign exchange loss of $77,647 and interest income of $48,239.

The net loss for the 15 months ended April 30, 2007, was $27,962,450 or $0.35 per share (2006 – loss of $2,567,758 or $0.05 per share; 2005 – loss of $1,798,273 or $0.04 per share).

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

Our mineral exploration activities have been funded through sales of common shares and through debt financing and we expect that we will continue to be able to utilize these sources of financing until we develop cash flow from our operations.  There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all.  See “Item 4 - Information on Our Company - D. Property, Plant and Equipment” above.  Based on our existing working capital, we expect to require additional financing for our currently held properties during the upcoming fiscal year.  Accordingly, there is substantial doubt about our ability to continue as a going concern.  We have not made use of any financial instruments for hedging purposes.  We have material commitments for capital expenditures in the amount of $5,047,133 at the end of our most recent fiscal year.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 54

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

At May 31, 2008, we had a working capital deficiency of $3,692,913 (April 30, 2007 – working capital deficiency of $4,220,761).  We recently raised funds from two private placements and a senior secured notes debt financing but will have to raise additional funds to meet our planned corporate and administrative expenses for the coming year and to undertake ongoing development and further exploration of the Molejon gold deposit.  Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about our ability to continue as a going concern.

Other than as discussed herein, we are not aware of any trends, demands, commitments, events or uncertainties that may result in our liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in our liquidity will be substantially determined by the timing of any production decision on our Petaquilla concession.

May 31, 2008 Compared to April 30, 2007

At May 31, 2008, our current assets totaled $13,532,332 compared to $2,423,800 at April 30, 2007.  The increase is primarily attributable funds raised during our senior secured note financing.

At May 31, 2008, total liabilities were significantly higher at $56,273,751 compared to $11,743,746 as at April 30, 2007.

Our working capital deficiency was $3,692,913 at May 31, 2008, as compared with a working capital deficiency of $4,220,761 at April 30, 2007.  As at May 31, 2008, we had long-term debt totalling $30,760,220 as compared to $699,185 as at April 30, 2007.

At May 31, 2008, we had total assets of $107,482,486 as compared with $46,581,365 as at April 30, 2007.  This is primarily a result of increases in capitalized project development costs and property plant and equipment.

Share capital as at May 31, 2008, and April 30, 2007, was $105,858,083 (95,958,641 shares) and $91,596,035 (89,876,951 shares), respectively.

Operating expenses in the 13 months ended May 31, 2008, and 15-months ended April 30, 2007, were $19,599,658, inclusive of general and administrative expenses, and $28,841,783, respectively.

The most significant contributions to working capital in the 13 months ended May 31, 2008 came from the issuance of capital stock upon the exercise of stock options and warrants, which provided net proceeds of $1,658,655, from equity financing, which provided gross proceeds of $12,245,805, and from debt financing, which provided gross proceeds of $31,746,900.  The most significant contributions to working capital in the 15 months ended April 30, 2007 came from the issuance of capital stock upon the exercise of stock options and warrants, which provided net proceeds of 8,879,670 and from equity financing, which provided gross proceeds of $22,560,000.

In May 2007, we completed a non-brokered private placement issuing 1,387,879 units at a price of $2.00 per unit and 24,033 units priced at $2.02 per unit, for gross proceeds of $2,824,305.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share until the warrants expire on May 8, 2009.  The share purchase warrants are subject to an accelerated expiry provision providing that, if the volume weighted average trading price of our common shares as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, we shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercise of the warrants within a thirty (30) day period. If we exercise such right, the warrants will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such thirty (30) day period. No finders’ fees were paid resulting in net proceeds of $2,824,305.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 55

In January 2008, we completed a non-brokered private placement issuing a total of 3,140,500 units at a price of $3.00 per unit and raising gross proceeds of $9,421,500.  Each unit consisted of one common share and one-half of one common share purchase warrant aggregating 1,691,875 warrants with the inclusion of the issued compensation warrants.  Each whole warrant is exercisable into a common share at a price of $3.50 per share until the warrants expire on October 31, 2009 (1,120,875), December 19, 2009 (182,000), and January 9, 2010 (389,000).   We paid finders’ fees of $370,875 for net proceeds of $9,050,625.

In May 2008, we closed on a gross amount of $31,746,900 (US$32,250,000) comprising the first tranche of our US$60 million senior secured notes financing.  The notes issued with respect to this debt financing bear interest at an annual rate of 15% and will mature five years from date of issuance at 120% of the principal and are guaranteed, on a joint and several basis, by all of our and our subsidiaries’ assets.  We have the right to redeem the notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the notes. If the notes are redeemed within one year of issuance, all prepaid interest totalling $4,762,035 (US$4,875,000) shall be forfeited. After 24 months from the date of issuance of the notes, holders of the notes shall have the right to cause us to purchase all of our notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such notes to be purchased and (b) accrued and unpaid interest on the principal amount of the notes.  On an annual basis, the note holders can cause us to redeem notes equal to 35% of free cash flow.  Each of the 32,250 notes issued in this first tranche of the financing was issued with 382 share purchase warrants, thus, totalling 12,812,280 warrants inclusive of compensation warrants.   Each warrant entitles the holder to purchase one common share at $2.30 for a period of five years from the date of purchase. The warrants are subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15.  As we incurred $3,974,266 (US$4,029,536) in financing costs, the net amount received by us for this first tranche equalled $27,772,187.

April 30, 2007 Compared to January 31, 2006

At April 30, 2007, our current assets totaled $2,423,800 compared to $9,240,156 at January 31, 2006.  The decrease is primarily attributable to financing expenditures on capitalized project development, which increased substantially during the 15-month period.

At April 30, 2007, total liabilities were significantly higher at $11,743,746 compared to $551,096 as at January 31, 2006.

Our working capital deficiency was $4,220,761 at April 30, 2007, as compared with working capital of $8,689,060 at January 31, 2006.  As at April 30, 2007, we had long-term debt totalling $699,185 as compared to no long-term debt as at January 31, 2006.

At April 30, 2007, we had total assets of $46,581,365 as compared with $12,807,172 at January 31, 2006.  This is primarily a result of increases in capitalized project development costs and property plant and equipment.

Share capital as at April 30, 2007 and January 31, 2006 was $91,596,035 (89,876,951 shares) and $61,684,216 (70,246,303 shares), respectively.

Operating expenses in the 15 months ended April 30, 2007, and fiscal year ended January 31, 2006, were $28,841,783, inclusive of general and administrative expenses, and $2,538,350, respectively.

The most significant contributions to working capital in the 15-months ended April 30, 2007, came from the issuance of capital stock upon the exercise of stock options and warrants, which provided net proceeds of $8,879,670 and from equity financing, which provided gross proceeds of $22,560,000.  The most significant contribution to working capital in the year ended January 31, 2006, was from an equity financing providing proceeds of $8,933,334.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 56

In October 2006, we completed a non-brokered private placement issuing 9,400,000 units at a price of $2.40 per unit, for gross proceeds of $22,560,000.  Each unit consisted of one common share and one transferable share purchase warrant aggregating 9,798,000 warrants with the inclusion of the issued compensation warrants.  Each warrant entitles the holder to purchase one additional common share at a price of $3.00 per share until the warrants expire on October 17, 2011.  We paid finders’ fees of $956,800 for net proceeds of $21,603,200.

Outlook

For the remainder of the fiscal year ending May 31, 2009, our activities will focus on the development of the Molejon gold project in order to bring the deposit into production.  Based on our existing working capital deficiency, we expect to require additional financing during the upcoming fiscal year.  We have material commitments for capital expenditures in the amount of $5,047,133 at the end of our most recent fiscal year.

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

5.F.  Tabular Disclosure of Contractual Obligations

As at May 31, 2008, we had the following contractual obligations:

		Payments due by period
	Total	<1 year	1-3 years	3-5 years	> 5 years

Long Term Debt	595,246.00	433,621.00	161,625.00	-	-
Capital Lease Obligation	6,130,880	2,162,289	3,968,591	-	-
Purchase Obligations	5,047,133	5,047,133	-	-	-
Rent	107,640	33,120	66,240	8,280	-
Asset Retirement Obligation	4,308,083	-	-	-	4,308,083
Operating Credit Line Facility	3,849,974	3,849,974	-	-	-
Senior Secured Notes	38,475,540	-	38,475,540	-	-

Total	58,514,496	11,526,137	42,671,996	8,280	4,308,083

In the fiscal year 2009, we are committed to the following plant and equipment acquisitions related to the gold-processing plant currently under construction at the Molejon gold deposit:

Form 20-F for 13-Month Period Ended 2008 May 31	Page 57

Gold Recovery Equipment	$1,841,191
Generators	$1,423,240
Other Support Items	$679,704
Other Construction in Progress	$1,102,998

In addition, we have one commitment relating to our leasehold obligation for our office premises.  During the period ended April 30, 2007, we entered into a five-year lease (commencement date:  September 1, 2006) for office premises at an estimated annual cost of $66,240 (approximately $331,200 over five years) as of January 1, 2007.  From October 18, 2006, the office leasing costs have been split equally between our company and Petaquilla Copper Ltd., as a result of the Plan of Arrangement.  Therefore, the estimated annual cost of the office premises lease is approximately $33,120 to the Company.

Capital Lease Obligation

We have a capital lease arrangement with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.  The equipment includes but is not restricted to: ball mills, Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the lease, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama.  Further, a related company has pledged a term deposit in the amount of $2,347,403 as additional security.

Future minimum lease payments on the capital lease obligation are as follows:

2009	$2,648,121
2010	2,648,121
2011	1,674,278
6,970,520
Less: Imputed interest of 9%	(839,640)
Total	6,130,880
Current obligation	2,162,289
Long-term obligation	$3,968,591

Operating Credit Facility

We have a capital lease operating credit facility with BBVA up to a maximum of $13,301,952. The facility is drawdown, reduced and converted to a capital lease on the 25th of each month.  The facility has a fixed rate of 9% on $10,954,549 and fixed rate of 6% on $2,347,403. The facility is secured by the assets purchased under the facility and is registered with the Public Registry of the Republic of Panama.

Long-term debt

The Company has long-term debt for various equipment and vehicles. The following table summarizes the loans outstanding as at May 31, 2008:

Form 20-F for 13-Month Period Ended 2008 May 31	Page 58

	May 31, 2008	April 30, 2007
Long-term debt
Equipment loan #1	$125,053	$303,203
Vehicle loan #1	27,978	64,061
Equipment loan #2	110,984	218,115
Equipment loan #3	317,324	576,443
Vehicle loan #2	13,907	25,245
	595,246	1,187,067
Less: current portion	(433,621)	(487,882)
	$161,625	$699,185

Asset retirement obligation

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:

Beginning balance – January 31, 2006	$-
Balance – April 30, 2007	4,400,000
Accretion	365,083
Foreign exchange gain on remeasurement	(457,000)
Ending balance – May 31, 2008	$4,308,083

The provision for asset retirement obligations is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $6,848,000 (US$ 6,225,000);

b)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 59

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

6.B    Compensation

During the 13 months ended May 31, 2008, we paid cash compensation to our directors and officers as provided for herein.  No other funds were set aside or accrued by us during the fiscal period ended May 31, 2008, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 60

 We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our executive officers.  The following fairly reflects all material information regarding compensation paid to our executive officers disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

Effective May 1, 2007, we had three executive officers being Richard Fifer as President and Chief Executive Officer, Tony M. Ricci as interim Chief Financial Officer, and Graham Scott as Corporate Secretary.  Tony M. Ricci served as interim Chief Financial Officer until February 11, 2008, while we undertook a search for a permanent Chief Financial Officer.  We currently have three executive officers being Richard Fifer, who was appointed as President and Chief Executive Officer on April 14, 2007; (b) Graham Scott, Corporate Secretary, appointed on January 18, 2006; and (c) Bassam Moubarak, who was appointed as Chief Financial Officer on February 11, 2008.  The following table sets forth all annual and long term compensation for services provided to us during the 13 months ended May 31, 2008, in respect of the individuals who were, at May 31, 2008, our directors and executive officers:

Summary Compensation Table

Annual Compensation				Long Term Compensation

					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Ralph Ansley	2008	$21,863	nil	nil	nil	n/a	n/a	nil

Robert Baxter	2008	$7,150	nil	nil	400,000	n/a	n/a	nil

John Cook	2008	$130,000	nil	nil	nil	n/a	n/a	nil

Richard Fifer President & Chief Executive Officer	2008	$200,095	nil	nil	nil	n/a	n/a	nil

Bassam Moubarak Chief Financial Officer (1)	2008	$63,379	nil	nil	100,000	n/a	n/a	nil

Graham Scott Corporate Secretary	2008	nil	nil	nil	nil	n/a	n/a	nil

Marco Tejeira	2008	$67,293	nil	nil	nil	n/a	n/a	nil

(1)

Bassam Moubarak was appointed Chief Financial Officer of our company on February 11, 2008.

Option Grants in Last Fiscal Period (May 1, 2007, to May 31, 2008)

The following table sets forth stock options granted by us during the 13 months ended May 31, 2008 to our executive officers:

Form 20-F for 13-Month Period Ended 2008 May 31	Page 61

Name	Securities Under Options Granted (#)	% of Total Options Granted in 13-Months(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Bassam Moubarak	100,000	5.97%	$2.80	nil	February 11, 2013

(1)

Percentage of all options granted during the 13 months ended May 31, 2008.

(2)  The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price (VWAP) for the five trading days immediately preceding the date of the stock option grant.  Stock options granted as shown above vest over a period of 21 months.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

None of our executive officers exercised any stock options during the 13 months ended May 31, 2008.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have entered into one formal employment agreement with one of our executive officers.   An agreement containing a risk mitigation provision has been effected between our company and Bassam Moubarak, our Chief Financial Officer.  This employment agreement provides for 12 months’ compensation in the event that a change in company control results in termination of his employment or if he is dismissed without just cause.  The 12 months compensation provision will also apply in the event of his dismissal due to any layoff based on group restructuring or a sale of assets.

Directors

We have arrangements in which directors are entitled to compensation at a rate of $650.00 per day in their capacity as directors and at a rate of $250.00 per day for committee participation during the most recently completed financial year and subsequently up to and including the date of this Annual Report.  In addition, directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The following table sets forth stock options granted by us during the 13-months ended May 31, 2008 to our directors who are not also our executive officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Robert Baxter	400,000	23.88%	$2.25	nil	June 20, 2012

(1)

Percentage of all options granted during the 13-months ended May 31, 2008.

(2)  The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price (VWAP) for the five trading days immediately preceding the date of the stock option grant.  Stock options granted as shown above vest over a period of 21 months.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 62

The following table sets forth details of all exercises of stock options during the 13 months ended May 31, 2008 by our directors who are not also our executive officers, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) (4) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year- End ($)(3), (4) Exercisable/ Unexercisable

Ralph Ansley(5)	23,100	70,224	251,320 / 83,772	nil

Robert Baxter	nil	nil	200,000 / 200,000	nil

John Cook	60,000	$153,900	323,400 / 107,800	nil

Marco Tejeira	150,000	$424,500	60,000 / 0 90,000 / 0 438,000 / 146,000	$99,600 / $0 $124,650 / $0 nil

(1)

Number of our common shares acquired on the exercise of stock options.

(2)

Calculated using the closing price of our common shares on the date of exercise less the exercise price of the stock options.

(3)

The figures relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the TSX on Friday, May 30, 2008, which was $1.91, less the exercise price of in-the-money stock options.

(5)

Dr. Ralph Ansley served on our Board of Directors for the period June 6, 2006 to July 7, 2008.

6.C.  Board Practices

The directors hold office for a term of one year or until our next annual general meeting, at which time all directors retire, and are eligible for re-election.  We do not nor do any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

For the period February 1, 2006 to February 20, 2007, our Audit Committee was comprised of John Cook, Marco Tejeira and Michael Levy.  Upon Mr. Levy’s resignation on February 20, 2007, the Audit Committee became comprised of John Cook, Marco Tejeira and Ralph Ansley with John Cook acting as Chairman of the Audit Committee.  Subsequent to Dr. Ansley’s resignation from the Board of Directors effective July 7, 2008, the Audit Committee currently consists of John Cook and Marco Tejeira.

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 63

In its current form our Audit Committee does not meet the requirements of certain provincial securities laws.  Part 3 of Multilateral Instrument 52-110 – Audit Committees requires, among other things, that each member of our Audit Committee be "independent".  Currently, one of the two members are considered to be “independent”.  We plan to change the composition of our Audit Committee so that it complies with Multilateral Instrument 52-110.

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

Our Disclosure Committee is composed of Richard Fifer, Bassam Moubarak, and Robert Baxter.

6.D.  Employees

As at May 31, 2008, our corporate head office had six permanent employees (two in Administration and four in Finance and Accounting) and three contract staff members working out of our location in Vancouver, Canada, and our administrative office in Panama City, Panama, had twenty five employees.  Our locations in Santa Ana and La Pintada had 33 permanent employees, including administration and technical staff, as of May 31, 2008.  In addition, our company had a pool of approximately 4 temporary or casual workers (labourers, drilling helpers, etc.) employed at the Molejon gold deposit site.

Consultants

From January 2006 to the present, we have retained the services of AquAeTer, Inc. to provide a Qualified Person, as defined by the Canadian Securities Administrators in National Instrument 43-101, to observe exploratory drilling at the Molejon Property.  Currently, Cathryn Stewart, P.G., is the professional provided by AquAeTer, Inc. to provide these services.

Our company has also retained the services of Tetra Tech, Inc. to provide professional services related to a Pre-Feasibility Design, TSF Starter Design, Water Management Study and a Fatal Flaw Study.

Klohn Crippen Berger Ltd., which had previously provided geotechnical expertise for the January 1998 H.A. Simons Feasibility Study and a Preliminary Assessment of Baseline Hydrogeological Conditions, is currently undertaking an Environmental Impact Assessment Review, a Baseline Collection Overview, a Pre-Feasibility Environmental Sect, and a Social and Environmental Assessment Report for the Molejon Gold Project.

From September 2006 to the present, CddHoward Consulting Inc. has been retained to report on and/or review water-related issues including, but not limited to, analyses of precipitation and discharge data, flood management, water storage dam design, hydrology and hydraulics of hydro sites, tailings and mine water management and balance.

Rozandan Pty. Ltd. has been retained from December 2006 to provide engineering and technical services for the Molejon Gold Project.

From November 2006 until November 2007, the Company retained the services of Equicom Group Inc. to provide Investor Relations’ strategies, content and communications to ensure consistency of messaging across all forms of continuous disclosure.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 64

From November 2007 until June 2008, the Company retained the services of Renmark Financial Communications Inc. to provide Investor Relations’ services including the dissemination of corporate information to increase our visibility in the marketplace.

With respect to our Sarbanes-Oxley Section 404 project, we have retained the professional services of Robin Peterson, an independent contractor, and KPMG LLP for scoping and documentation of our internal controls.

6.E.  Share Ownership

As at August 22, 2008, the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at August 22, 2008	Number of Common Shares Subject to Options or Warrants at August 22, 2008	Beneficial Percentage Ownership(1)	Exercise Price	Expiry Date

Ralph Ansley	nil	335,092 options	*	$2.01	January 15, 2012

Robert Baxter	60,000	400,000 options	*	$2.25	June 20, 2012

John Cook	70,000	431,200 options	*	$2.01	January 15, 2012

Richard Fifer	1,192,283	118,800 options 585,000 options 1,470,216 options	2.583%	$0.50(2) $1.05(2) $2.01	July 11, 2010 February 1, 2011 January 15, 2012

Bassam Moubarak	nil	100,000 options	nil(4)	$2.80	February 11, 2013

Tony M. Ricci	24,033	12,016 warrants(3) 200,000 options	*	$3.50 $2.01	May 9, 2009 January 15, 2012

Graham Scott	28,000	43,200 options 193,664 options	*	$1.05(2) $2.01	February 1, 2011 January 15, 2012

Marco Tejeira	173,000	60,000 options 90,000 options 584,000 options	*	$0.50(2) $1.05(2) $2.01	July 11, 2010 February 1, 2011 January 15, 2012

________________________________________

*

Indicates less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 22, 2008, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared basd on 95,958,641 common shares outstanding as of August 22, 2008.

(2)

Subsequent to our company’s Plan of Arrangement with Petaquilla Copper Ltd., the price shown is the aggregate price for exercising the referenced options in conjunction with the corresponding and equivalent number of options in Petaquilla Copper Ltd.

(3)

One common share purchase warrant (two half warrants) entitles the holder thereof to purchase one share of common stock in the capital of our company at a price of $3.50 CAD per share, if exercised on or before May 9, 2009.  The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of our company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, our company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercise of the warrants within a thirty (30) day period. If our company exercises such right, the warrants will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such thirty (30) day period.

(4)

Options are not currently exercisable nor are they exercisable within 60 days of August 22, 2008.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 65

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

As at May 31, 2008, the maximum number of common shares reserved for issuance under the our company’s New Plan is 10,000,000 common shares of which 1,615,803 have been exercised, leaving 8,384,197 common shares available under the New Plan.  The exercise price of the options will not be lower than the “market price” as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the shares for the five trading days immediately preceding the date on which the option is granted.  Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined installments.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at August 22, 2008, beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held at August 22, 2008	Percentage of Common Shares Outstanding at August 22, 2008

Walnut Street Absolute Return Fund, L.P.	11,370,000	12.438%

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 66

We do not know of any arrangements that may at subsequent date result in our change of control.

7.B.  Related Party Transactions

During the 13 months ended May 31, 2008, we had the following transactions with related parties:

(a)

We paid consulting fees of $108,013 (April 30, 2007 - $426,726, January 31, 2006 - $114,559, 2005 - $96,780) to companies controlled by a director and a former officer.

(b)

We paid consultant fees and wages of $152,635 (April 30, 2007 - $Nil) to companies controlled by directors and an officer.

(c)

We paid legal fees of $109,517 (April 30, 2007 - $274,584, January 31, 2006 - $Nil, 2005 - $21,433) and share issue costs of $165,836 (April 30, 2007 - $219,698, January 31, 2006 - $Nil, 2005 - $Nil) to a law firm controlled by an officer.  We paid for services and goods of $129,921 (April 30, 2007 - $289,043) to a company controlled by an officer.

(d)

We received $33,120 (April 30, 2007 - $16,122) from Petaquilla Copper Ltd. as payment of office rent.

(e)

We received or accrued $128,650 (April 30, 2007 - $103,348) in asset usage fees from Petaquilla Copper Ltd. for the use of certain office and mining equipment.  Also during the period, we and Copper advanced negotiations with the lessor of the equipment to have the commercial terms of the leasing arrangement correspond with the terms of the Plan of Arrangement made effective on October 18, 2006, such that Copper will ultimately become the lessee of the equipment. The cost recovery arrangement will be subject to review and revision to reflect changes in operations.

(f)

During the period we had a cost sharing arrangement with Copper varying from 50% to 80% of the cost. This arrangement was terminated on September 30, 2007 when the terms of the agreement were fulfilled.

Certain employees of the Company with knowledge in mining, government, environmental and community relations were previously employed and trained by the Company.  In January 2008, the Company charged Petaquilla Copper Ltd. for technical know-how and other intellectual property transferred to Copper.  The amount of these fees has been determined to be $ 4,587,320 ($4,577,250 USD).  In April 2008, the Company and Copper agreed to rescind the agreement and the fees were refunded to Copper.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting and related parties.

In September of 2007, we entered into an agreement with Petaquilla Copper Ltd. to sell some of our surplus property and equipment and mineral properties that were no longer required for our current operations.  The net book value of these assets was $3,464,048 which approximates their fair market value.  We did not recognize a gain or loss on this disposal.

As at May 31, 2008, we had an amount payable to Petaquilla Copper Ltd. of $1,157,788 (April 30, 2007 – $4,582,937 receivable) resulting from mineral property costs and general and administrative expenses paid by us on Copper’s behalf.  This receivable bears interest at a rate of US prime plus 1% and we accrued interest of $2,064 during the period.  Further, Copper has pledged $3,266,941 (US$3,286,000) (April 30, 2007 – $Nil) as security for a bank overdraft and lease financing.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 67

During the period of this annual report, we had posted 5,000,000 common shares of Copper as security of its account payable to Copper.  Copper’s common shares posted as security were held in escrow pending payment of the account payable and could not be sold until our account payable had been paid in full pursuant to a Warranty Agreement dated September 30, 2007.  The common shares serving as security were based on a market value of $2.00 per common share.  However, if the market value of the common shares changed, the number of shares required to be posted as security would be adjusted accordingly.  Effective December 31, 2007, we transferred back to Copper 1,815,069 of our Copper shares held as repayment of advances payable to Copper as at December 31, 2007, of $5,608,564.  These shares were transferred at a fair market value of $3.09 per share.  The fair market value of Copper shares transferred back to Copper was calculated in accordance with the Warranty Agreement dated September 30, 2007.  As Copper did not publicly trade until December 31, 2007, the fair value was determined using the Black-Scholes options pricing model to determine the fair market value of a Copper common share and half warrant in each unit issued in Copper’s first tranche of a non-brokered private placement in December 2007.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of our company entered into a Service Agreement with Copper to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a three year period.  In return for receiving certain benefits and assurances, payment for services has been assumed and prepaid by Copper in the amount of $4,387,705 (US $4,404,000).

Other than the above transactions, there were no material transactions in the 13 months ended May 31, 2008, or proposed material transactions between us or any of our subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over us, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities (or their wholly owned private companies), including directors and senior management of companies and close members of such individuals' families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with our company.

None of our officers or directors, or any associate of such person, was indebted at any time during the 13 months ended May 31, 2008, nor during the 15-month period ended April 30, 2007, nor during the fiscal year ended January 31, 2006.

7.C.  Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the 13 months ended May 31, 2008, which contains an Independent Auditor’s Report on Financial Statements dated August 20, 2008, comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict, Consolidated Balance Sheets as at May 31, 2008, and April 30, 2007, Consolidated Statements of Operations  and Comprehensive Loss and Deficit for the Fiscal Periods ended May 31, 2008, April 30, 2007, and January 31, 2006, Consolidated Statements of Cash Flows for the Fiscal Periods Ended May 31, 2008, April 30, 2007, and January 31, 2006 and Notes to the Consolidated Financial Statements.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 68

8.B.  Significant Changes

No significant change has occurred since the date of the 13-month consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the six months preceding August 22, 2008, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High (CAD)	Low (CAD)

July 2008	$1.78	$1.12
June 2008	$1.98	$1.40
May 2008	$2.32	$1.75
April 2008	$2.60	$1.87
March 2008	$2.85	$2.27
February 2008	$3.05	$2.63

May 2007 – May 2008	$3.42	$1.75
Fourth Quarter (February 1, 2008 – May 31, 2008)	$3.05	$1.75
Third Quarter (November 1, 2007 – January 31, 2008)	$3.35	$2.60
Second Quarter (August 1, 2007 – October 31, 2007)	$3.42	$2.36
First Quarter (May 1, 2007 – July 31, 2007)	$3.23	$2.13

February 2006 – April 2007	$3.04	$1.02
Fourth Quarter (November 1, 2006 – April 30, 2007)	$2.73	$1.76
Third Quarter (August 1, 2006 – October 31, 2006)	$2.95	$2.22
Second Quarter (May 1, 2006 – July 31, 2006)	$3.04	$1.82
First Quarter (February 1, 2006 – April 30, 2006)	$2.49	$1.02

February 2005 – January 2006	$1.19	$0.30
February 2004 – January 2005	$0.58	$0.24
February 2003 – January 2004	$0.635	$0.06

The closing price of our common shares on the Toronto Stock Exchange on August 22, 2008, was $1.16 CAD.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 69

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the six months preceding August 22, 2008, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

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

The closing price of our common shares on the Over the Counter Bulletin Board on August 22, 2008, was $1.12 USD.

9.B.  Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.C.  Markets

Our common shares traded on the Vancouver Stock Exchange from March 29, 1988, until August 21, 1998, when they were delisted from trading at our request.  Our common shares have traded on the Toronto Stock Exchange since January 28, 1994.  We trade our shares on the Toronto Stock Exchange under the trading symbol "PTQ".  Our common shares traded on the NASDAQ Small Cap Market from February 5, 1996, until April 12, 1999, when they were delisted for failure to meet minimum bid requirements and began to trade on the Over the Counter Bulletin Board on April 13, 1999.  We trade our shares on the Over the Counter Bulletin Board under the trading symbol "PTQMF".  We commenced trading on the Frankfurt Stock Exchange under the trading symbol “P7Z” on October 24, 2005.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 70

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

10.B.  Memorandum and Articles of Association

We were incorporated on October 10, 1985, pursuant to the Company Act, which has been replaced by the Business Corporations Act (British Columbia) (the "Act") and are registered with the Registrar of Companies for British Columbia under incorporation number 298967.  We are not limited in our objects and purposes.

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

(i)

any such contract or transaction relating to a loan to our company, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

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

Our Articles also provide that our directors may from time to time on our behalf borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of our company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of our property and assets (both present and future).  Variation of these borrowing powers would require an amendment to our Articles which would, in turn, require the approval of our shareholders by way of a Special Resolution, as defined hereinafter.  A “Special Resolution” means a resolution cast by a majority of not less than ¾ of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting of which notice as our Articles provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by each of our shareholders who would have been entitled to vote in person or by proxy at our general meeting, and a resolution so consented to is deemed to be a special resolution passed at our general meeting.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 71

There is no requirement in our Articles or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director's qualification.

Holders of our common shares are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of our company upon our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by us nor any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of common shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by our constating documents.

We are required to give our registered shareholders not less than 21 days notice of any general meeting held by us unless all such shareholders consent to reduce or waive the period.  In addition, we are obliged to give notice to registrants and intermediaries who hold common shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting.  We then deliver, in bulk, proxy-related materials in amounts specified by the intermediaries.  None of our common shares owned by registrants or intermediaries may be voted at our general meeting unless all proxy-related materials are delivered to the ultimate beneficial owners of such common shares.  Such ultimate beneficial owner must then deliver a proxy to us within the time limited by us for the deposit of proxies in order to vote the common shares in respect of which such person is the beneficial owner.

There is no provision in our Articles that would have an effect of delaying, deferring or preventing our change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries) other than a shareholder rights plan adopted by our Board of Directors effective March 7, 2006, and approved by our company’s shareholders at the Annual and Special Meeting held on June 6, 2006 (the “Shareholder Rights Plan”).

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 72

The following is a summary of the terms of the Shareholder Rights Plan:

General

The rights have been issued pursuant to a shareholder rights plan agreement dated and effective March 7, 2006, between our company and the rights agent.  Each right will entitle the holder to purchase from our company one common share at the exercise price of Cdn$30 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, common shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

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

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of common shares having a market value equal to two-times the exercise price.  However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term "beneficial ownership" is defined to include, under certain circumstances, common shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, common shares subject to acquisition or voting agreements and common shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)  It is made to all holders of voting shares of our company of a particular class and for all those voting shares.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 73

(b) No voting shares can be taken up and paid for before the close of business on the Permitted Bid Expiry Date, as defined below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

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

Exchange Option

Under certain circumstances, the Board of Directors of our company can, on exercise of a right and payment of the exercise price, issue other of our company’s securities or assets in lieu of common shares.  Our company’s Board of Directors can also determine to issue in exchange for the rights, but without payment of the exercise price, common shares having a value equal to the exercise price or other securities or assets of our company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that our company takes certain actions involving our company’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, our Board of Directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

Our Board of Directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by our Board of Directors, reduced its beneficial ownership of common shares such that it is no longer an acquiring person.  The Board of Directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, our Board of Directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

Our Board of Directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to our company’s shareholders or, after the separation time, to the holders of the rights for confirmation.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 74

Other amendments can only be made with the approval of our company’s shareholders or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange.

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

Our management considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in our company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to file an application for review with the Investment Review Division.

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 75

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries.  Because our total assets are less than the $5 million notification threshold, and because our business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in our company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 76

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 77

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 78

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 79

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 80

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 81

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 82

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 83

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 84

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  Under the supervision and with the participation of our President (serving as our principal executive officer) and Chief Financial Officer (serving as our principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon that evaluation, the President and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and accumulated and communicated to our management, including the President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 85

Management’s Annual Report on Internal Control over Financial Reporting:  The management of Petaquilla Minerals Ltd. (“Petaquilla”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  Petaquilla’s internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a deficiency, or aggregation of deficiencies, such that the risk that material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work.  An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

The management of Petaquilla assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2008, and this assessment identified the following material weaknesses in our company’s internal control over financial reporting.

▪

We do not have sufficient accounting resources at one of our subsidiaries in order to account for and apply internal control to transaction origination at the subsidiary.

▪

The IT configuration at one of our subsidiaries does not have the appropriate system privileges set up for each job function

.

▪

We have a lack of detective and preventative controls with regard to oversight of recorded transactions at one of our operating subsidiaries

In making our assessment of internal control over financial reporting management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Because of the material weaknesses described in the preceding paragraph, management believes that, as of May 31, 2008, our company’s internal control over financial reporting was not effective as of the Evaluation Date based on those criteria.

The Audit Committee has been provided information on the deficiencies.  Together, the Audit Committee, Board of Directors, and management continue to work to mitigate the risk of a material misstatement in our financial statements.  Management has identified certain areas where it can improve process controls and intends to incorporate these changes into the control over the financial reporting over the next twelve months.

Other than the foregoing, during the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the U.S. Securities and Exchange Commission and is “independent” as the term is used in Item 407(a) of Regulation S-K.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 86

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

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the 13 months ended May 31, 2008 and the 15 months ended April 30, 2007  for audit fees, audit-related fees, tax fees and all other fees are set forth below:

Form 20-F for 13-Month Period Ended 2008 May 31	Page 87

	13 Months Ended May 31, 2008	15 Months Ended April 30, 2007
Audit Fees(1)	$375,000(4)	$424,155
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$15,000(4)	Nil
All Other Fees	Nil	Nil
Totals	$390,000(4)	$424,155

(1)  "Audit Fees" represent fees for the audit of our annual financial statements.

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.

(3)  "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

(4)

Fees for the 13 months ended May 31, 2008 are estimated.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for the 13 months ended May 31, 2008 and the 15 months ended April 30, 2007 were approved by the Audit Committee.  The Audit Committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The Board has determined that, starting in the fiscal year ended January 31, 2005, fees paid to the independent auditors for non-audit services in any year would not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such consolidated financial statements have been reconciled to U.S. GAAP (see Note 27 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS

(a)  Financial Statements

Form 20-F for 13-Month Period Ended 2008 May 31	Page 88

Description of Document

Cover Sheet
Management Report on Internal Controls over Financial Reporting
Report of Independent Auditors dated August 20, 2008
Report of Independent Auditors on Internal Controls over Financial Reporting
Balance Sheets as at May 31, 2008, and April 30, 2007.
Consolidated Statements of Operations and Deficit for Thirteen Months Ended May 31, 2008, Fifteen Months Ended April 30, 2007, and Fiscal Year Ended January 31, 2006
Consolidated Statements of Cash Flows for Thirteen Months Ended May 31, 2008, Fifteen Months Ended April 30, 2007, and Fiscal Year Ended January 31, 2006
Notes to the Consolidated Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995, between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994, between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992, between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994, between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.D.	Financing Agreement dated April 29, 1991, between Petaquilla Minerals Ltd. and Teck Corporation
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4.H.	Heads of Agreement dated November 7, 1994, between Petaquilla Minerals Ltd., Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.N.	Employment Agreements dated July 1, 1995, between Petaquilla Minerals Ltd. and Messrs. Idziszek, Stewart, Fifer and Mallo
*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 89

Exhibit Number	Description of Document

*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
*8	Subsidiaries of Petaquilla Minerals Ltd.
11.A	Code of Business Ethics and Conduct dated May 31, 2008
11.B	Whistle-Blower Policy dated May 31, 2008
*12.A	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
*12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.C	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.D	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

Form 20-F for 13-Month Period Ended 2008 May 31	Page 90

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 22nd day of August, 2008.

PETAQUILLA MINERALS LTD.

By: /s/ Richard Fifer

By: /s/ Bassam Moubarak

Richard Fifer, President and Chief Executive Officer

Bassam Moubarak, Chief Financial Officer

(principal executive officer)

(principal financial and accounting officer)

Form 20-F for 13-Month Period Ended 2008 May 31	Page 91

EXHIBIT 11.A

PETAQUILLA MINERALS LTD.

and its Principal Subsidiaries

(collectively,  “the Company" or “Petaquilla”)

CODE OF BUSINESS ETHICS AND CONDUCT

(“the Code”)

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company's stakeholders is fundamental to the Company's reputation and ongoing success.  Petaquilla is committed to sustainable growth within the parameters of ensuring the safety and well-being of its employees, protecting the environment, and supporting the communities in which it operates.  The directors, officers and employees of the Company must be committed to upholding these responsibilities in all facets of the Company's day to day operations.

In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by same are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour.  The Company's directors, officers and employees must understand and adhere to the Code and the Company’s other corporate policies.  By adopting and enforcing the Code and the other policies, the directors will provide an ethical environment to flow through the Company – “tone at the top” is created with clear communication of expectations from corporate executives, accompanied by congruent behavior throughout the Company.  These policies include, but are not limited to, the Company's (a) Corporate Disclosure Policy; (b) Electronic Communications Policy; (c) Whistle-Blower Policy; (d) Anti-Fraud Policy, and (e) Health and Safety Policy, and with departmental policies not included in this Code.

The Directors shall arrange for translation of the Code into Spanish and shall cause both the English and Spanish language versions to be posted on the Company’s intranet site for viewing by all directors, officers and employees of the Company.  It should also be posted in hard copy in all Company locations so that it is easily viewable by all staff.

If clarification of this code is required, the VP Corp Affairs in Vancouver (English), or the Manager of Human Resources in Panama (Spanish), should be contacted.

The Directors shall also arrange for distribution of individual letters to all staff, in English or in Spanish as appropriate, notifying staff members of the existence of the Code and its existence in both hard and electronic copies.  Staff shall initial receipt of the letters to indicate that they have received, or have access to the Code.

Failure to comply with the Code, and the rules and procedures outlined in the Company's corporate policies may result in discipline, suspension or dismissal of any officer or employee of the Company.  The Company and, specifically, Corporate Counsel may also be required by law to report material violations of securities legislation to the relevant authorities.

For further information on discipline, suspension or dismissal, please refer to the Company’s Disciplinary Policy.

Standards of Conduct

1.

Conflicts of Interest

All directors, officers, and employees have a duty to act in the best interests of the Company.  A "conflict of interest" takes place when an individual's private interest improperly takes precedent over the interests of the Company or interferes, or appears to interfere, with the interests of the Company.  A conflict may arise when an individual takes actions or has private interests that impede his ability to perform his or her Company work objectively and effectively, in the best interests of the Company.  Directors, officers and employees should avoid conflicts of interest, and in no circumstances may use their position at the Company to obtain any improper personal benefit.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 92

The Company respects the right of directors, officers, and employees to take part in business and other activities outside of their Company obligations.  These activities, however, must not conflict with their responsibilities as Company directors, officers, and employees.  The Company’s directors, officers, and employees must not serve as directors, officers, employees or consultants for a competitor, or an actual or potential business partner of the Company, without written approval of the Board of Directors.

Company directors, officers, and employees may not invest in or trade in shares of a competitor or an actual or potential business partner of the Company where such investment or trading may appear or tend to influence business decisions or compromise independent judgment.  This prohibition does not apply to shares of a publicly traded company where such investment or trading relates to less than five percent of its issued shares.  However, investing or trading in the Company's competitors or business partners remains subject to applicable laws and regulations regarding insider trading, including prohibitions against trading when in possession of material non-public information regarding such companies, whether such information is gained in the course of employment with the Company or otherwise.

Acceptance by a director (or a member of his or her immediate family), officer (or a member of his or her immediate family), or employee (or a member of his or her immediate family) of gifts or entertainment of a value that may influence business decisions or compromise independent judgment is prohibited.

If a conflict of interest exists, and there is no failure of good faith on the part of the director, officer, or employee, the Company's policy generally will be to allow a reasonable amount of time for the director, officer, or employee to correct the situation in order to prevent undue hardship or loss.  However, all decisions in this regard will be at the discretion of the Board of Directors, whose primary concern in exercising such discretion will be the best interests of the Company.

If a director, officer, or employee is aware of a material transaction or relationship (including those involving family members) that could reasonably be expected to give rise to a conflict of interest, they should discuss the matter promptly with their immediate supervisor, department head, or the Board of Directors.

2.

Protection and Proper Use of Company Assets and Opportunities

All directors, officers, and employees should protect the Company’s assets and ensure their efficient use.  The Company’s assets must be protected from loss, damage, theft, misuse, and waste.  Company assets include time at work and work product, as well as the Company’s equipment and vehicles, computers and software, trading and bank accounts, Company information and the Company’s reputation, trademarks and name.  The Company’s telephone, email, voicemail and other electronic systems are primarily for business purposes.  Personal communications using these systems must be minimized.  directors, officers, and employees should exercise prudence in incurring and approving business expenses, in the service of the Company’s interests, ensuring they are reasonable in the circumstances.

3.

Information Systems

Use, duplication, or sale of proprietary software, except as described in the manufacturers/ owners licence agreement or conditions applying to use, is an infraction of copyright law and is strictly prohibited.  The Company's electronic communications systems are Company resources and all electronic communications are regarded as Company records.  Offensive material (e.g. pornography) is not permitted on the Company systems in any form.  The Company reserves the right to monitor employee use of its information systems.  Subject to Board of Director’s approval, the Company may access and disclose the contents of electronic messages and files.  The Company does not guarantee the privacy of electronic communications or information stored on Company systems.  This material may be accessed through activities such as the maintenance of mail systems and computer networks.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 93

Directors, officers, and employees owe a duty to the Company to not act in any way contrary to the Company’s legitimate interests.  Directors, officers, and employees are prohibited from (a) taking for themselves personal opportunities that are discovered through the use of corporate property, information or position, unless the Board of Directors of the Company has already been offered the opportunity and declined it; (b) using corporate property, information, or position for personal gain without disclosure to and approval by the Board of Directors; and (c) without the knowledge and consent of the Board of Directors competing with the Company.

4.

Confidentiality

Directors, officers, and employees should maintain all confidential information in strict confidence, except when disclosure is authorized by the Company or legally mandated.  Confidential information includes, among other things, any non-public information concerning the Company, including its business, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed.  The obligation to safeguard the Company’s confidential information continues after the engagement or directorship with the Company has ended.  The Company’s policy on maintaining confidentiality is set forth in the Company’s Corporate Disclosure Policy.

5.

Fair Dealing

Each director, officer, and employee should endeavor to deal fairly with the Company's counterparties, suppliers, competitors and employees.  No director, officers, or employee may take unfair personal advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

6.

Employee Harassment or Discrimination

The Company is committed to fair employment practices and a workplace in which all individuals are treated with dignity and respect.  The Company will not tolerate or condone any type of discrimination prohibited by law.  The Company expects that all relationships among persons in the workplace will be professional and free of bias and harassment.

7.

Public Disclosure

The Company, through news releases, website content, and filings with securities regulatory authorities, is committed to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community and the public.  The Company's policy governing public disclosure is set forth in the Company’s Corporate Disclosure Policy.  Directors, officers and employees involved in the Company's disclosure process are responsible for acting in furtherance of such policies.  It is important that they thoroughly understand and comply with them.

8.

Compliance with Laws, Rules and Regulations

The Company is committed to compliance with all applicable laws, rules, and regulations in each jurisdiction in which it does business.  All directors, officers, and employees are expected to obey those laws, rules, and regulations in each jurisdiction.  Directors, officers, and employees should educate themselves on the laws, rules, and regulations that govern their work and, if uncertain, should seek the assistance of their supervisor or department head.

The Company, its directors, officers, and employees are subject to laws and regulations regarding insider trading.  Generally, Canadian and United States securities laws prohibit trading in the securities (including equity securities, convertible securities, options, bonds, and any stock index containing the security) of any company while in possession of material, non-public information regarding such company.  This prohibition applies to Company securities as well as to the securities of other companies.  The Company has adopted a policy on Corporate Disclosure in order to prevent improper trading in securities of the Company and the improper communication of undisclosed material information regarding the Company.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 94

It is unlawful under the Foreign Corrupt Practices act to make payments to foreign officials for the purpose of obtaining or retaining business for, or with, or directing business to, any one person. The Company’s representatives may encounter particular pressure to make such payments in countries where extraordinary competition exists for mining opportunities and should be particularly vigilant not to be tempted by assertions that such practices are common or condoned in that country.  Examples of improper payments include gifts, tips or other monetary amounts not required by law, providing entertainment, and sponsoring government travel.  If an individual is uncertain that any conduct or proposed conduct is appropriate, they should discuss the matter with their supervisor or department head.

9.

Political Contributions and Activities

The Company must maintain a position of impartiality with respect to national, regional, or local politics.  As a result, the Company does not contribute funds to any political party, politician, or candidate for public office in any country.  The Company may contribute information to the public debate of policy issues that affect the Company in the countries in which it operates, such as discussing relevant issues with government officials or providing written advice about the likely impact of proposed policies on the Company.  At times, attendance at events hosted by a political party may be required for briefing purposes.  The Board of Directors must be consulted if in doubt about whether attendance at a function would compromise the Company’s impartiality.

10.

Environmental, Safety, and Occupational Health Practices

The Company believes that sound environmental, safety, and occupational health management practices are in the best interests of its business, its employees, its shareholders, and the communities in which it operates.  The Company is committed to conducting its business in accordance with recognized local industry environmental, safety, and occupational health practices and standards and to meeting or exceeding all applicable environmental and occupational health and safety laws and regulations.  This is the responsibility of all directors, officers, and employees.

The Company's safety and occupational health policy is set forth in Petaquilla’s Health and Safety Policy.  It is important that directors, officers, and employees thoroughly understand and comply with such policy.

11.

Alcohol, Drug and Tobacco Use

The Company’s directors, officers, and employees are to take appropriate steps to prevent workplace injuries and illnesses and to contribute to a safe and healthy work environment.  This obligation includes responsible behaviour with respect to the use of alcohol, drugs and tobacco at work, when conducting Company business, and at Company-sponsored activities.  Alcohol and drug use can affect work performance, posing health and safety risks.  Directors, officers, and employees must not be impaired by any illegal or legal drugs, including alcohol, while at work or when conducting Company business.

In addition, the Company prohibits the possession, transfer, or use of illegal substances on Company premises, in conjunction with Company business, or at Company functions.

12.

C ultural Sensitivity

Employees who accept an international assignment are responsible for familiarizing themselves and their accompanying family members with the norms, laws and customs of the country in which they will be living and working.  To assist with this, it is the Company’s policy to arrange orientation training regarding local customs and business practices that will ensure the employee can effectively perform his or her job.  Where suitable, the Company will also provide assignees and accompanying family members with cultural training and information about living conditions that will help them to reside successfully in their host location.  It is impossible, however, for training to address all of the issues that may arise while living in a foreign environment. Therefore, it is the assignee's responsibility to ensure that they fully understand the cultural implications of their behaviour at all times and to seek advice from local management if they have questions about particular actions, words, customs or similar issue.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 95

13.

Management Overrides

The Company acknowledges that, from time to time, extenuating circumstances may arise, in which Company policies or procedures cannot be fully followed.  Not every instance in which a policy is overridden or an exception to policy is taken, will constitute a breach of the Code. However, examples of inappropriate management overrides are requests for (a) unsupported payments to be made; (b) unauthorized purchases, (c) significant unsupported accounting entries, (d) significant unapproved information technology changes, and (e) hiring employees without appropriate authorizations.

In order to ensure that any decision to depart from Company policy is not inconsistent with the Code, any Manager or Supervisor who directs another employee to disregard the Code, or to depart from a Company policy, procedure or internal control, will report the matter directly to the Company’s Chief Financial Officer with a brief explanation as to why the Manager or Supervisor took the view that the departure from policy was considered warranted in the circumstances.  The Chief Financial Officer will maintain a log of all instances of override reported and provide a summary on a quarterly basis to the Audit Committee.

Any employee who is directed by a Manager or Supervisor to depart from a Company policy and believes that the direction might constitute a violation of the Company’s Code of Business Ethics and Conduct or who has concerns about accounting, internal controls and auditing matters should report the matter as a possible violation of the Code to the Chief Financial Officer.  Where it is inappropriate to report the matter to the Chief Financial Officer, or where confidentiality is required, the matter should be reported in accordance with the Whistle-Blower Policy.  The Whistle-Blower Policy outlines the procedures for reporting to the Whistleblower contact.

14.

Extension of Credit to Officers and Directors

It is unlawful for any issuer, directly or indirectly, including through any subisdiary, to extend or maintain credit, to arrange an extension of credit, in the form of a personal loan to, or for any director or excutive officer of the Company.  Therefore, the Company may not advance funds to directors and officers as per Section 402(2) of the Sarbanes-Oxley Act.

Compliance and Reporting

All directors, officers, and employees are expected to take all responsible steps to prevent a violation of the Code; to identify and raise potential issues before they lead to problems; and to seek additional guidance when necessary.  If any director, officer, or employee has any questions regarding the best course of action in a particular situation, or if they suspect a possible violation of a law, of a regulation or of the Code, by any director, officer, or employee, they should follow the guidance provided in the Whistle-Blower Policy, as explained below.

In the case of accounting, internal accounting controls or auditing matters, the director, officer, or employee should promptly contact the Chief Financial Officer, the Audit Committee, or, if necessary, the Board of Directors.

If a director, officer, or employee prefers to report any suspected Code violations anonymously, including concerns regarding accounting, internal accounting controls, and other auditing matters, or if any of the persons to whom they have reported these circumstances has not, in their view, responded appropriately, the Company has established a Whistle-Blower Policy, which is available on both the Company's web site (www.petaquilla.com) and intranet site.  Alternatively, a copy of the Whistle-Blower Policy can be provided by submitting a request to the VP Corporate Affairs in Vancouver or to the Manager of Human Resources in Panama.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 96

Waivers of the Code of Business Ethics and Conduct

Petaquilla may waive certain provisions of the Code.  Waivers may be granted only formally by the Board of Directors via Directors’ Resolution, and disclosed to shareholders, as appropriate.

This Code of Business Ethics and Conduct was adopted by the Board of Directors of Petaquilla Minerals Ltd. on the 31st day of May, 2008.

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Date of Last Update:

Form 20-F for 13-Month Period Ended 2008 May 31	Page 97

EXHIBIT 11.B

PETAQUILLA MINERALS LTD.

and its Principal Subsidiaries

(collectively, the “Company” or “Petaquilla”)

WHISTLE-BLOWER POLICY

Petaquilla's Code of Business Ethics and Conduct as well as its Code of Ethics for Financial Reporting Officers provides an overview of Petaquilla's commitment to applying high ethical standards to its business practices.  However, they are not intended to be all-inclusive rule books. An English language copy of Petaquilla's Code of Business Ethics and Conducts and its Code of Ethics for Financial Reporting Officers can be viewed on Petaquilla's web site at www.petaquilla.com and both Spanish and English language versions are available on the Company’s intranet site.

Many of the statements made therein are backed up by in depth policies and procedures. However, in the current working environment, formal policies and procedures cannot always keep up with new challenges or adequately deal with complex situations.  Therefore, please never hesitate to ask a question or report a concern.

Petaquilla has also adopted procedures to govern the receipt, retention, and treatment of complaints regarding accounting, internal control or auditing matters, including fraud.  The procedures are outlined in the Anti-Fraud Policy.

Your most immediate resource is your direct supervisor.  He or she may have the information you need, or may be able to refer the questions to another appropriate source.  There may, however, be times when you would prefer not to go to your supervisor.  You may want confidential advice about a business ethics dilemma facing you or a suspected wrongdoing.  You may want more information than your supervisor can give you or you may want to report an ethical concern about your supervisor's conduct.  Examples of such business ethics dilemmas/wrongdoings may include:

•

An unlawful act whether civil or criminal

•

Breach of or failure to implement or comply with approved policy

•

Knowingly breaching municipal, provincial, state, or federal laws or regulations

•

Unprofessional conduct or below recognized, established standards of practice

•

Questionable accounting or auditing practices

•

Dangerous practice likely to cause physical harm/damage to any person or property

•

Failure to rectify to take reasonable steps to report a matter likely to give rise to a significant and avoidable cost or loss to the Company

•

Abuse of power or authority for any unauthorized or ulterior purpose

•

Unfair discrimination in the course of the employment or provision of services

•

Any other similar acts

You can discuss these types of concerns with the Chairman of the Audit Committee or the Chief Financial Officer.  Alternatively, you can file a report, an anonymous report if you wish, with an independent third party, at the numbers listed below without fear of reprisal:

Do you have a question, a concern, or wish to file a report?

Form 20-F for 13-Month Period Ended 2008 May 31	Page 98

CALLS FROM CANADA AND THE UNITED STATES Call the Whistle-Blower Hotline controlled by an independent third party at: 1-877-749-2924 (you may remain anonymous if you choose to)	OR

CALLS FROM PANAMA

Call the Whistle-Blower Hotline controlled

 by an  independent third party using one of the two methods described below:

METHOD 1:  If you are dialing from a Company office or a Company owned mobile phone, please dial 1-877-749-2924.

METHOD 2:  If METHOD 1 fails or if you are calling from a non-Company, please dial the AT&T Access Code of 800-0109 and wait for the prompt, a voice recording followed by a “bong” or operator to dial the number.  Then please dial 1-877-749-2924.  If an operator has answered, please ask the operator to dial 1-877-749-2924 for you.

You will hear a pre-recorded greeting, select Spanish as your language.  You will then hear music while an Interview Specialist is connected to your call with an interpreter.

(you may remain anonymous if you choose to)

Your request for information or action will be handled promptly, discreetly, and professionally. The conversation will be kept in confidence to the extent appropriate or permitted by policy or law.  If you're reporting a concern, you will be informed as much as possible about the steps that will be taken to address your concern.

In no order of preference, the official contacts for reporting suspected fraudulent or other dishonest acts are any or all of the following:

(a)

The Company’s Chairman of the Audit Committee;

(b)

The Company’s Chief Financial Officer; and/or

(c)

The independent third party Whistle-Blower Hotline.

Employees, with a reasonable basis for believing such acts have occurred, have a responsibility to report it to their supervisor, to the Company’s Chairman of the Audit Committee, to its Chief Financial Officer and/or to the Whistle-Blower Hotline.  As mentioned above, employees have the option of forwarding their concern anonymously.

The official contacts, as noted above, will then determine if an investigation is warranted.  If it is determined that an investigation is warranted, they will investigate the suspected fraudulent or dishonest act and depending on the nature of the complaint, may consult the Company’s legal counsel or the Board of Directors.

Employees shall not confront the individual being investigated, or initiate independent investigations. In those instances where the investigation indicates criminal activity, the appropriate law enforcement agency will be informed.

Where possible, the official contacts may undertake the following process:

(a)

investigation by the Chairman of the Audit Committee and/or Chief Financial Officer

(b)

referral to the police or appropriate authorities

(c)

referral to the external auditor

(d)

an independent inquiry

In order to protect individuals and those accused of misdeeds or possible malpractice, initial inquiries will be made to decide whether an investigation is appropriate and, if so, what form it shall take.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 99

The overriding principle with which the Company will act is the interest of the Company and its shareholders.

Some concerns may be resolved by agreed action without the need for investigation. If urgent action is required, this will be taken before any investigation is conducted.

Within fifteen (15) working days of a concern being raised, the responsible officer will write to you:

(a)

acknowledging that a concern has been received;

(b)

indicating how he/she proposes to deal with the matter;

(c)

giving an estimate of how long it will take to provide a final response

(d)

telling you whether any initial enquiries have been made; and

(e)

telling you whether further investigations will place and if not, why not.

The amount of contact between the persons considering the issues and you will depend on the nature of the matter raised, the potential difficulties involved and the clarity of information provided.  If necessary, the Company will seek further information from you.

The Company will take steps to minimize any difficulties which you may experience as a result of raising a concern.  For instance, if you are required to give evidence in criminal or disciplinary proceedings the Company will arrange for you to receive advice about the procedure.

The Company accepts that you need to be assured that the matter has been properly addressed. Thus, subject to legal constraints, we will inform you of the outcomes of the investigation.

Concerns will be investigated as quickly as possible.  It should also be kept in mind that it may be necessary to refer a matter to an external agency and this result in an extension to the investigation process.  Also, the seriousness and complexity of any complaint may have an impact upon the time taken to investigate a matter.  A designated person will indicate at the outset the anticipated time scale for investigating the complaint.

If you raise a concern or report suspected wrongdoing by your supervisor, another employee, officer, member of the board of directors, and/or the Whistle-Blower hotline, Petaquilla will not take action against you even if, after investigation, there is no finding of wrongdoing, and will not tolerate retaliation or allow you to be victimized as long as (a) your report was made in good faith, (b) you believed it to be substantially true, (c) you were not maliciously making false allegations, and (d) you were not seeking any personal or financial gain.

If you call one of the official contacts and choose to remain anonymous, your right to do so will be respected.  You should know, however, that it's normally easier to investigate concerns if you identify yourself and the others involved.  Please note that should you choose to email any of the official contacts, your e-mail address will show up on your message.

Petaquilla's legal counsel, corporate security and human resources personnel will be involved in the process, as appropriate.  We will always inform the appropriate human resources personnel of any suspected cases of unlawful discrimination or harassment.

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company's stakeholders is fundamental to the Company's reputation and ongoing success. Petaquilla is committed to sustainable growth within the parameters of protecting the environment, ensuring the safety and well-being of its employees, and supporting the communities in which it operates.  The directors, officers, senior employees and consultants of the Company must be committed to upholding these responsibilities in all facets of the Company's day to day operations.

The Directors shall cause the entire "Whistle-Blower Policy” to be officially translated into Spanish and shall further cause both Spanish language and English language versions to be posted on the Company’s intranet site for viewing by all directors, officers and employees of the Company.  In addition, the “Whistle-Blower Policy” will be posted in hardcopy format for viewing in all Company locations.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 100

The Board of Directors is responsible for approving any  updates or changes to the provisions of this Policy. Additionally, any updates or changes to the provisions of this Policy must be publicly disclosed in a prompt manner.

This Policy, pursuant to Section 301.4 of the Sarbanes-Oxley Act requiring audit committees to establish procedures for receiving and handling complaints related to accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters, was amended by the Board of Directors of Petaquilla Minerals Ltd. on the 31st day of May, 2008.

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Policy Approval Date:	2008 March 1
Last Revision Date:	2008 May 31

Form 20-F for 13-Month Period Ended 2008 May 31	Page 101

EXHIBIT 13.A

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the 13 months ended May 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard Fifer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Richard Fifer
Richard Fifer
(principal executive officer)

Dated:  August 22, 2008

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 102

EXHIBIT 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the 13 months ended May 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bassam Moubarak, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Bassam Moubarak
Bassam Moubarak
(principal financial officer)

Dated:  August 22, 2008

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F for 13-Month Period Ended 2008 May 31	Page 103

EXHIBIT 13.C

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Richard Fifer, President and Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this annual report on Form 20-F of Petaquilla Minerals Ltd. (the “Company”);

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

Date:

August 22, 2008

Form 20-F for 13-Month Period Ended 2008 May 31	Page 104

By:

/s/ Richard Fifer

Richard Fifer

President and Chief Executive Officer

(principal executive officer)

Form 20-F for 13-Month Period Ended 2008 May 31	Page 105

EXHIBIT 13.D

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Bassam Moubarak, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this annual report on Form 20-F of Petaquilla Minerals Ltd. (the “Company”);

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

Form 20-F for 13-Month Period Ended 2008 May 31	Page 106

Date:

August 22, 2008

By:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

(principal financial officer)

Form 20-F for 13-Month Period Ended 2008 May 31	Page 107

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Thirteen Months Ended May 31, 2008, and Fifteen Months
Ended April 30, 2007

Management Report on Internal Controls over Financial Reporting

The management of Petaquilla Minerals Ltd. (“Petaquilla”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Petaquilla’s internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a deficiency, or aggregation of deficiencies, such that the risk that material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

The management of Petaquilla assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2008, and this assessment identified the following material weaknesses in our company’s internal control over financial reporting.

§	We do not have sufficient accounting resources at one of our subsidiaries in order to account for and apply internal control to transaction origination at the subsidiary.

§	The IT configuration at one of our subsidiaries does not have the appropriate system privileges set up for each job function

§	We have a lack of detective and preventative controls with regard to oversight of recorded transactions at one of our operating subsidiaries

In making our assessment of internal control over financial reporting management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Because of the material weaknesses described in the preceding paragraph, management believes that, as of May 31, 2008, our company’s internal control over financial reporting was not effective as of the Evaluation Date based on those criteria.

The Audit Committee has been provided information on the deficiencies. Together, the Audit Committee, Board of Directors, and management continue to work to mitigate the risk of a material misstatement in our financial statements. Management has identified certain areas where it can improve process controls and intends to incorporate these changes into the control over the financial reporting over the next twelve months.

Other than the foregoing, during the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PETAQUILLA MINERALS LTD.

By: /s/ Richard Fifer	By: /s/ Bassam Moubarak
Richard Fifer, President and Chief Executive Officer	Bassam Moubarak, Chief Financial Officer
(principal executive officer)	(principal financial and accounting officer)

INDEPENDENT AUDITORS’ REPORT ON
FINANCIAL STATEMENTS

To the Shareholders of
Petaquilla Minerals Ltd. (an exploration stage company)

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. (an exploration stage company) (the “Company”) as of May 31, 2008 and April 30, 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the thirteen month period ended May 31, 2008 and the fifteen month period ended April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as of May 31, 2008 and April 30, 2007, and the results of its operations and its cash flows for the thirteen month period ended May 31, 2008 and the fifteen month period ended April 30, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2008 the Company adopted new accounting pronouncements relating to financial instruments and comprehensive income.

The consolidated financial statements as at January 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 5, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Company’s internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 20, 2008 contained an adverse opinion thereon.

Vancouver, Canada,
August 20, 2008.	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated August 20, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,
August 20, 2008.	Chartered Accountants

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS
UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD (UNITED STATES OF AMERICA)

To the Shareholders of
Petaquilla Minerals Ltd. (an exploration stage company)

We have audited Petaquilla Minerals Ltd.’s (an exploration stage company) (the “Company”) internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

  The Company does not have sufficient accounting resources at one of its subsidiaries in order to account for and apply internal controls to transactions originating at the subsidiary.
  The Information Technology configuration at one of the Company’s subsidiaries does not have the appropriate system privileges set up for each job function.
  The Company lacks detective and preventative controls with regard to oversight of recorded transactions at one of its operating subsidiaries.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the May 31, 2008 consolidated financial statements and this report does not affect our report dated August 20, 2008 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Petaquilla Minerals Ltd. has not maintained effective internal control over financial reporting as of May 31, 2008, based on the COSO criteria.

Vancouver, Canada,
August 20, 2008.	Chartered Accountants

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

April 5, 2006

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	May 31,	April 30,
	2008	2007
ASSETS (Note 12)
Current
Cash and cash equivalents	$12,775,606	$1,870,672
Receivables	448,270	100,410
Prepaid expenses	308,456	452,718

Total current assets	13,532,332	2,423,800
Restricted cash (Note 7)	666,288	1,188,026
Amount receivable from related company (Note 18)	-	4,582,937
Investment in Petaquilla Copper Ltd. (Notes 6 and 18)	9,452,421	1,807,000
Property and equipment (Note 4)	16,681,830	5,343,147
Mineral properties (Note 5)	67,149,615	31,236,455
Total assets	$107,482,486	$46,581,365

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank overdraft (Note 13)	$2,087,820	$1,205,382
Operating credit line facility (Note 11)	3,849,974	-
Accounts payable and accrued liabilities	7,286,410	4,951,297
Amount payable to a related party (Notes 6 and 18)	1,157,788	-
Current portion of deferred services and materials (Note 9)	247,343	-
Current portion of obligation under capital leases (Note 10)	2,162,289	-
Current portion of long-term debt (Note 8)	433,621	487,882

Total current liabilities	17,225,245	6,644,561
Deferred services and materials (Note 9)	3,980,203	-
Asset retirement obligations (Note 24)	4,308,083	4,400,000
Senior secured notes (Note 12)	26,630,004	-
Long-term debt (Note 8)	161,625	699,185
Obligations under capital leases (Note 10)	3,968,591	-
Total liabilities	56,273,751	11,743,746
Commitments and contingencies (Notes 21 and 25)
Shareholders' equity
Share capital (Note 14)
Authorized
Unlimited common shares and preferred shares without par value (Note 14)
Issued and outstanding
95,958,641 (April 30, 2007 – 89,876,951) common shares	105,858,083	91,596,035
Shares subscribed	-	150,000
Warrants (Notes 14 and 16)	12,976,997	10,706,498
Treasury shares, at cost (Note 17)
44,200 (April 30, 2007 – 44,200) common shares	(166,981)	(166,981)
Contributed surplus (Note 14)	16,406,018	12,073,149
Deficit	(83,865,382)	(79,521,082)
Total shareholders’ equity	51,208,735	34,837,619
Total liabilities and shareholders’ equity	$107,482,486	$46,581,365

On behalf of the Board:

“Richard Fifer” - Director	“John Cook” - Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Dollars)

	Thirteen months	Fifteen months	Twelve months
	ended May 31,	ended April 30,	ended January 31,
	2008	2007	2006
EXPENSES
Accounting and legal (Note 18)	$1,349,414	$726,929	$266,967
Accretion of asset retirement obligation (Note 24)	365,083	-	-
Consulting fees (Note 18)	984,079	1,077,362	291,034
Amortization	388,235	471,309	56,697
Filing fees	89,064	82,669	30,637
Investor relations and shareholder information	1,089,175	1,267,505	388,991
Office administration	2,596,466	971,936	257,859
Rent (Note 18)	126,655	179,497	80,520
Mineral property costs	-	-	11,105
Stock-based compensation (Notes 15 and 16)	5,754,085	20,386,270	410,301
Travel	999,727	1,686,536	346,332
Debt issuance costs	3,974,266	-	-
Wages and benefits (Note 18)	1,883,409	1,991,770	397,907
Total expenses	(19,599,658)	(28,841,783)	(2,538,350)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	1,670,879	(836,847)	(77,647)
Gain on sale of marketable securities	-	21,191	-
Interest income	133,245	352,880	48,239
Interest on long-term debt	(85,791)	(68,239)	-
Asset usage fees (Note 18)	128,650	103,348	-
Gain on sale of equity investment (Note 18)	4,697,182	-	-
Power and drilling services	149,511	-	-
Loss from equity investment (Note 6)	(4,715,413)	(1,773,000)	-
Gain on dilution of equity investment (Note 6)	13,277,095	3,080,000	-
Total other income (expenses)	15,255,358	879,333	(29,408)

Net Loss and comprehensive loss for the period	(4,344,300)	(27,962,450)	(2,567,758)

Deficit, beginning of period	(79,521,082)	(51,558,632)	(44,143,412)

	(83,865,382)	(79,521,082)	(46,711,170)

Loss on sale of treasury shares (Note 17)	-	-	(4,847,462)

Deficit, end of period	$(83,865,382)	$(79,521,082)	$(51,558,632)

Basic and diluted loss per share	$(0.05)	$(0.35)	$(0.05)

Weighted average number of common shares outstanding	93,413,481	79,992,262	56,115,596

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Thirteen months	Fifteen months	Twelve months
	ended May 31,	ended April 30,	ended January 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(4,344,300)	$(27,962,450)	$(2,567,758)

Items not affecting cash:
Accretion of asset retirement obligation	365,083	-	-
Amortization	388,235	471,309	56,697
Gain on dilution of equity investment	(13,277,095)	(3,080,000)	-
Gain on sale of equity investment	(4,697,182)	-	-
Loss from equity investment	4,715,413	1,773,000	-
Stock-based compensation	5,754,085	20,386,270	410,301
Debt issuance costs	3,974,266	-	-
Gain on sale of marketable securities	-	(21,191)	-
Foreign exchange loss on restricted cash	-	29,016	73,813
Unrealized foreign exchange (gain) loss on asset
retirement obligation	(457,000)	-	-
Unrealized foreign exchange (gain) loss on
capital leases and lease credit facility	(58,227)	-	-
Unrealized foreign exchange (gain) loss on
senior secured notes	(155,356)	-	-
Unrealized foreign exchange (gain) loss on long-
term debt	(67,356)	35,567	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	(347,860)	(68,222)	39,075
(Increase) decrease in prepaid expenses	144,262	(416,068)	(25,867)
Prepaid services and materials	(149,511)	-	-
Increase in accounts payable to a
related party	1,157,788	-	-
(Decrease) increase in accounts
payable and accrued liabilities	(1,622,961)	(127,333)	255,887

Net cash used in operating activities	(8,677,716)	(8,980,102)	(1,757,852)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	1,658,655	8,879,670	11,826,329
Proceeds from shares subscribed	12,095,805	22,710,000	-
Share issuance costs	(467,741)	(1,550,343)	(573,165)
Advances from (to) Petaquilla Copper Ltd.	18,043,254	(4,582,937)	-
Net proceeds from sale of treasury stock	-	-	1,273,946
Proceeds from bank overdraft	882,438	1,205,382
Proceeds from senior secured notes	31,746,900	-	-
Proceeds from long term debt	-	1,413,510	-
Prepaid interest on senior secured notes	(4,762,035)	-	-
Payment of capital leases	(775,909)	-	-
Debt issuance costs	(3,974,266)	-	-
Repayment of long-term debt	(591,821)	(226,443)	-
Net cash provided by financing activities	53,855,280	27,848,839	12,527,110

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(6,713,118)	(5,942,363)	(291,877)
Investment in mineral properties	(28,011,818)	(19,387,844)	(2,197,611)
Redemption (purchase) of performance bond and
restricted cash	521,738	(324,800)	-
Proceeds from sale of marketable securities	-	21,191	-
Purchase of equity investment	-	(500,000)	-

Net cash used in investing activities	(34,203,198)	(26,133,816)	(2,489,488)
Impact of exchange rate changes on cash and cash
Equivalents	(69,432)	(35,567)	-
Change in cash and cash equivalents	10,904,934	(7,300,646)	8,279,770
Cash and cash equivalents, beginning of period	1,870,672	9,171,318	891,548
Cash and cash equivalents, end of period	$12,775,606	$1,870,672	$9,171,318
Supplemental disclosure with respect to cash flows
(Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (“the Company”) was incorporated in the Province of British Columbia and is in process of exploring its mineral properties. The Company has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing and permits to complete the development, and future profitable productions or proceeds from the disposition thereof.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated any operating revenues to date and has experienced recurring operating losses and accumulated a deficit of $83,865,382 as at May 31, 2008 (April 30, 2007 - $79,521,082). Also the Company had a working capital deficiency of $3,692,913 at May 31, 2008 (April 30, 2007 - $4,220,761). These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management’s plan in this regard is to raise equity and debt financing as required. There are no assurances that the Company will be successful in achieving these goals. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). For a description of the differences between Canadian GAAP and United States GAAP for the Company, see note 27.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Gold, S.A. (a Panama corporation), Aqua Azure S.A (a Panama corporation) and its 51% interest in Petaquilla Infraestructura Ltd. (“PQI”) formerly Petaquilla Power and Water, S.A. (“PPW”) (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results could differ from these estimates.

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, recoverability of accounts receivable, investments, estimates of useful life of properties and equipment, the future cost of asset retirement obligations, amount and the likelihood of contingencies, valuation allowance for future income tax assets, accounting for stock-based compensation and warrants.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Policy for Petaquilla Copper Ltd.

The Company owns 12.82% in Petaquilla Copper Ltd. (“Copper”), a Company listed on the Toronto Stock Exchange, and uses the equity method to account for the investment. The two companies share common directors and management. The Company’s proportionate share of income and expenses is recorded with a corresponding entry made to the investment account. The Company periodically assesses whether there have been any indications of impairment and if there are and the carrying amount would not be expected to be recovered, there would be a write down to fair value.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company places its deposits with financial institutions with high credit standing. The Company regularly maintains cash balances in financial institutions in excess of insured limits.

Property and equipment

Equipment is recorded at cost less accumulated amortization, which is provided on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment under capital lease	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Leasehold improvements	5 year straight-line
Buildings	4%

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

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company’s exploration partners are credited to the respective property until all capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received. Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

The Company has elected to classify restricted cash as held for trading.

Receivables

Receivables are classified as loans and receivables and are measured at amortized costs. Receivables are comprised of refundable government value added taxes and amounts due from third parties for overpayments.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and adjusted for changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Impairment of long-lived assets

A long-lived asset which included property and related costs and equipment is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

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

The Company considers all of its subsidiaries and joint venture investments to be integrated operations. All other foreign currency-denominated monetary accounts of the Company are translated at the period-end exchange rate. All other income statement transactions are translated using the exchange rate at the date of the transaction.

Exchange gains and losses on translation are recognized as a gain or loss in operations in the period they arise.

Debt issuance costs

Debt issuance costs are expensed in the year that they are incurred.

Interest expense

Interest expense relating to project development, construction and mill equipment is capitalized to mineral properties and to be amortized over the recoverable reserves. Interest on operating long-term debt is expensed to operations as it is incurred.

Operating leases

Operating leases are charged to operations as the expense is incurred.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized as a result of the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, all outstanding options were anti-dilutive.

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

During the thirteen month period ended May 31, 2008 and the fifteen month period ended April 30, 2007, the Company granted stock options to directors, officers, employees and non-employees as set out in note 15.

Income taxes

Future income taxes are recorded using the liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. The accounts affected were cash, warrants and share capital.

Adoption of new accounting policies

Effective May 1, 2007, the Company has adopted the provisions of the following Canadian Institute of Chartered Accountants (CICA) Handbook Sections:

(a)	Section 3855 Financial Instruments – Recognition and Measurement

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, financial assets will be classified as one of the following: Held-to-maturity; Loans and receivables; Held-for-trading; or Available-for-sale. Financial liabilities will be classified as held-for-trading or other liabilities. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale financial instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading on initial recognition. In addition, the Company adopted a policy to expense debt financing costs when they are incurred. This policy has been adopted on a prospective basis.

The Company's financial instruments include cash and cash equivalents, receivables, bank overdraft, operating credit line facility and accounts payable and accrued liabilities. Upon adoption of these new standards, the Company designates its cash and cash equivalents as held-for-trading, its receivables, as receivables, and its bank overdraft, operating credit line facility, and accounts payable and accrued liabilities as other financial liabilities. The fair values of these financial instruments approximate their carrying values because of their short-term nature. The fair value of senior secured notes approximate the carrying value as the Company closed notes of the same series for the same consideration. The Company had no held-to-maturity financial assets for the period ended May 31, 2008. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments except for the senior secured notes. The Company is exposed to embedded derivative financial instruments. The Company is unable to fair value the embedded derivative component separately in its senior secured notes and thus has classified the combined contract as financial liability that is held for trading, measured at fair value.

The Company has adopted the policies in CICA 3861, CICA 3251, CICA 1651, and CICA 3051. Management has reviewed these standards and does not believe the Company’s financial statements will be impacted.

Comprehensive income represents the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with Canadian generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income. The Company had no “other comprehensive income or loss” for the period ended May 31, 2008.

Accounting policies effective June 1, 2008

(a)	Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with externally imposed capital requirements to which it is subject; and
(iv)	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Management has reviewed the requirements of the standard and does not believe that the Company’s financial statements will be materially affected by the new recommendations. This standard will require additional disclosure in the financial statements.

(b)	Section 3031 - Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Management has reviewed the requirements of the standard and does not believe that the Company’s financial statements will be materially affected by the new recommendations.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Section 3862 & 3863 - Financial Instruments – Disclosure and Presentation

These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

Management has reviewed the requirements of the standard and does not believe that the Company’s financial statements will be materially affected by the new recommendations.

(d)	Section 1400 - General Standards of Financial Statement Presentation

Has been amended to require management to make an assessment of an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after June 1, 2008. Management has reviewed the requirements and concluded that they do not affect the Company’s financial statements. This standard will require additional disclosure in the financial statements

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

3.	INVESTMENT IN JOINT VENTURES

Investment in Compania Minera Bellencillo, S.A.

The Company owns a 69% joint venture interest in Minera Bellencillo S.A., which is proportionately consolidated in the financial statements. The Company’s interest is summarized as follows:

	2008	2007
	$	$
ASSETS
Mineral properties	48,872	26,006
	48,872	26,006

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	47,809	25,802
Shareholders’ equity	1,063	204
	48,872	26,006

Cash flows provided by (used in)

Operating activities	859	204
Financing activities	22,007	25,802
Investing activities	(22,866)	(26,006)

4.	PROPERTY AND EQUIPMENT

		May 31,			April 30,
		2008			2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$59,429	$40,613	$18,816	$395,852	$118,321	$277,531
Computer software	167,847	111,829	56,018	526,252	187,329	338,923
Equipment under capital
leases	10,925,172	1,638,776	9,286,396	-	-	-
Equipment	9,395,507	2,586,114	6,809,393	4,393,729	681,008	3,712,721
Furniture and fixtures	21,000	7,185	13,815	30,523	9,905	20,618
Leasehold improvements	-	-	-	8,951	8,951	-
Office equipment	-	-	-	36,101	8,553	27,548
Vehicles	-	-	-	600,671	107,909	492,762
Land	125,440	-	125,440	34,130	-	34,130
Buildings	380,667	8,715	371,952	445,169	6,255	438,914
	$21,075,062	$4,393,232	$16,681,830	$6,471,378	$1,128,231	$5,343,147

In September of 2007, the Company entered into an agreement with Copper to sell some of its surplus property and equipment that are no longer required for its current operations. The net book value of these assets was $2,405,401. The Company did not recognize a gain or loss on this disposal.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

5.	MINERAL PROPERTIES

	May 31, 2008	April 30, 2007
Molejon property	$67,100,743	$31,210,449
Rio Belencillo concession	48,872	26,006
	$67,149,615	$31,236,455

The Company has capitalized $67,149,615 in mineral property costs as at May 31, 2008:

	Molejon	Rio Belencillo	Total
Drilling costs	$11,046,825	$-	$11,046,825
Trenching	4,308,854	48,872	4,357,726
Plant equipment	3,927,704	-	3,927,704
Plant-site	22,272,755	-	22,272,755
Engineering and consulting	2,807,641	-	2,807,641
Camp costs	6,158,386	-	6,158,386
Roads	1,634,057	-	1,634,057
Geologist	1,128,193	-	1,128,193
Property permits	408,381	-	408,381
Environment	488,040	-	488,040
Logistics	395,581	-	395,581
Indirect drilling costs	1,106,528	-	1,106,528
Engineering and design	517,156	-	517,156
Transportation	250,126	-	250,126
Communications	192,370	-	192,370
Topography	153,571	-	153,571
Technical support	120,272	-	120,272
Bridges	50,261	-	50,261
Communications - plant	6,179	-	6,179
Road agreements	105,939	-	105,939
Water samples	3,857	-	3,857
Total	57,082,676	48,872	57,131,548
Deferred amortization on mining equipment	3,938,717	-	3,938,717
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	723,668	-	723,668
Deferred interest expense	955,682	-	955,682
	$67,100,743	$48,872	$67,149,615

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

5.	MINERAL PROPERTIES (continued)

The company has capitalized $31,236,455 in the period ended April 30 2007.

	Molejon	Rio Belencillo	Total
Drilling costs	$5,947,874	$-	$5,947,874
Trenching	3,929,987	26,006	3,955,993
Plant equipment	3,901,761	-	3,901,761
Plant-site	3,703,891	-	3,703,891
Engineering and consulting	2,152,648	-	2,152,648
Camp costs	2,103,628	-	2,103,628
Roads	1,729,614	-	1,729,614
Geologist	663,641	-	663,641
Property permits	374,558	-	374,558
Environment	359,780	-	359,780
Logistics	299,939	-	299,939
Indirect drilling costs	199,218	-	199,218
Engineering and design	149,392	-	149,392
Transportation	145,347	-	145,347
Communications	128,729	-	128,729
Topography	113,008	-	113,008
Technical support	110,248	-	110,248
Bridges	63,332	-	63,332
Communications - plant	6,179	-	6,179
Road agreements	4,127	-	4,127
Water samples	3,857	-	3,857
Total	26,090,758	26,006	26,116,764
Deferred amortization on mining equipment	601,295	-	601,295
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	118,396	-	118,396
	$31,210,449	$26,006	$31,236,455

Molejon Property – Panama

The Molejon Property is located in the District of Donos, Province of Colon, Panama. The project is located in the Ley Petaquilla Property. In June 2005, the shareholders of Minera Petaquilla S.A. (“Minera Petaquilla”) (formerly a joint venture investment) agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to the former joint venture partners as to 35.135% and 64.865% respectively. (See Note 6).

Approval of the phased Mine Development Plan was obtained in September 2005. The Company proceeded with the development of the property and construction of the processing mill commenced in July of 2007.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

5.	MINERAL PROPERTIES (continued)

Rio Bellencillo Concession - Panama

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), a company having a common director, had an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

The payment of $100,000 on account of exploration expenditures has not been made in accordance with the terms and conditions of the May 7, 2005 agreement. The Company is in the process of amending the agreement with Gold Dragon.

The Company’s proportionate share of exploration costs totalling $48,872 has been capitalized on the Company’s balance sheet (Note 3).

San Juan Concessions - Panama

During the period ended April 30, 2007, the Company entered into an agreement with Geneva Gold, formerly Eurogold Mining Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Geneva Gold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla Minerals Ltd. US$600,000 in cash and by causing to be issued to Petaquilla Minerals Ltd. 9,000,000 shares of Geneva Gold, over a period of three years. If Geneva Gold acquired a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company was to be the operator of the project. The Company received the initial cash option payment of $111,120 (US$100,000). All capitalized costs relating to this concession have been previously written off.

During the prior period, the Company rescinded the above agreement and returned the initial cash option payment of $111,120 (US$100,000) to Geneva Gold.

Geneva Gold has claimed a loss in the share value said to be caused by the Company’s news release announcing that the agreement with the Company has been rescinded. The legal claim was settled by issuing 100,000 shares in Petaquilla Minerals Ltd., valued at the market value $2.61 per share. Legal fees of $41,692 were incurred ($14,251 - April 30, 2007).

6.	PLAN OF ARRANGEMENT AND ADVANCES TO PETAQUILLA COPPER LTD.

During the period ended April 30, 2007, the shareholders of the Company voted in favour of the April 21, 2006 proposed Plan of Arrangement. During the same period, Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

The result of the Plan of Arrangement was that each shareholder of the Company received one share of Petaquilla Copper Ltd. (“Copper”), a private company. Each shareholder continued to hold one share of the Company and one share of Copper, for each one share of the Company held on the effective date of the Plan of Arrangement.

The Effective Date of the Plan of Arrangement was October 18, 2006 whereby each holder of the common shares of the Company on October 17, 2006 was entitled to receive one common share of Copper for each common share of the Company held.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

6.	PLAN OF ARRANGEMENT AND ADVANCES TO PETAQUILLA COPPER LTD. (continued)

According to the terms of the Plan of Arrangement, the Company transferred title to Copper of its wholly-owned subsidiary, Georecursos International S.A., the holder of the 52% interest in the Ley Petaquilla concession lands. The Company would retain 100% ownership of the gold and precious metal deposits within the Ley Petaquilla concession as well as all the other concession lands adjacent to the Ley Petaquilla concession.

The Company initially owned 22,233,634 of the issued shares of Copper at a cost of $500,000. This initial 20% equity stake has been and may be further diluted upon future share capital financings that are anticipated to be necessary for the ongoing funding of the Copper deposit project. Subsequent to the Plan of Arrangement, the Company has accounted for Copper on an equity basis reporting an equity loss of $4,715,413 (fifteen months ended April 30, 2007 - $1,773,000) and a gain on dilution of $13,277,095 (fifteen months ended April 30, 2007 - $3,080,000) for the thirteen months period ended May 31, 2008. Under the equity method, the Company records the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment. If the percentage of loss from the investee is greater than carrying cost, the amount is not reduced beyond the full carrying value. Dilution gains arise whenever Copper issues equity at a price greater than the carrying value of the equity investment. During the thirteen months ended May 31, 2008 Copper issued equity at prices ranging from $2 to $3.50 per unit.

As at May 31, 2008, the amount payable to Copper is $1,157,788 (April 30, 2007, receivable of $4,582,937) related to advances to pay for mineral property costs and administrative expenses.

7.	RESTRICTED CASH

The Company deposited $30,000 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs. The Company has pledged as security for financings (Note 8) a term deposit in the amount of $397,680 (US$ 400,000).

The Company is required to post a performance bond to comply with Environmental law, article 112 in Panama, the Company has posted a term deposit for $198,840 (US$ 200,000) as a guarantee. Also, the Company posted a term deposit for $39,768 (US$ 40,000) for a performance bond with the Ministry of Commerce and Trade in Panama.

Interest rates on these deposits ranges from 2.60% to 4.875% .

8.	LONG-TERM DEBT

During the prior period ended April 30, 2007, the Company arranged a bank loan of $407,524 (US$ 382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $12,513 (US$ 11,742) commencing in May 2006 and bears interest at an annual rate of 5.625% . Collateral for this loan is comprised of a pledge of a Fixed First charge on the purchased equipment and $248,550 (US$ 250,000) renewable term deposit.

During the prior period ended April 30, 2007, the Company arranged a bank loan of $83,988 (US$ 78,810) to acquire vehicles to be used for the mine site. The loan is repayable in 36 equal monthly instalments of $2,671 (US$ 2,506) commencing in May 2006 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a fixed first charge on the purchased equipment.

During the prior period ended April 30, 2007, the Company arranged a bank loan of $245,878 (US$ 230,720) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $7,934 (US $7,445) commencing in October 2006 and bears interest at an annual rate of 9.00% . Collateral for this loan is comprised of a first charge on the purchased equipment.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

8.	LONG-TERM DEBT (continued)

During the prior period ended April 30, 2007, the Company arranged a bank loan of $597,645 (US $560,800) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $19,284 (US $18,095) commencing in January 2007 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a pledge of a first charge on the purchased equipment and $149,130 (US $150,000) renewable term deposit.

During the prior period ended April 30, 2007, the Company arranged a bank loan of $26,110 (US $24,500) to acquire a vehicle to be used for the mine site. The loan is repayable in 36 monthly instalments of $845 (US $793) commencing in January 2007 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a first charge on the purchased vehicle.

The following table summarizes the loans outstanding as at May 31, 2008 and April 30, 2007:

	May 31, 2008	April 30, 2007

Long-term debt
Equipment loan #1	$125,053	$303,203
Vehicle loan #1	27,978	64,061
Equipment loan #2	110,984	218,115
Equipment loan #3	317,324	576,443
Vehicle loan #2	13,907	25,245
	595,246	1,187,067
Less: current portion	(433,621)	(487,882)
	$161,625	$699,185

Anticipated long-term debt principal repayments are as follows:

2009	$433,621
2010	161,625
$595,246

9.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO PETAQUILLA COPPER LTD.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Petaquilla Copper, S.A. (“Copper”) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services has been assumed and prepaid by Petaquilla Copper Ltd. in the amount of $4,387,705 (US $4,404,000) as per the following table, which details Copper’s minimum needs:

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

9.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO PETAQUILLA COPPER LTD (continued)

Service/Supply	Minimum	Estimated Cost	Estimated Cost	Estimated cost for 3-year
	Requirement	per Unit	per Month	contract

Electric Generation	350,000
	kw.hr/month	0.19 USD/kw.hr	$66,254	$2,385,142
Aggregate for construction,
including transportation to
site	100,000yd3	16.4/yd3	-	1,643,895
Rental of LF 70 Drill
Machine	-	-	99,630	358,668

Total prepaid services				$4,387,705

Balance at May 31, 2007
				$4,227,546
Current portion
				$(247,343)
Non-current portion
				$3,980,203

During the first two years of the Service Agreement, Copper shall have the option to purchase the equipment from Gold at the market price of the equipment less the unamortized amount of rental costs prepaid. See Note 18.

During the period, the Company provided $149,511 (US$ 160,159) in services under this agreement.

10.	CAPITAL LEASE OBLIGATIONS

During the period, the Company entered into a two capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the lease, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, a related company subject to significant influence, has pledged a term deposit in the amount of $2,347,403 (US$ 2,361,098) (April 30, 2007 - Nil) as additional security.

Future minimum lease payments on the capital lease obligation are as follows:

2009	$2,648,121
2010	2,648,121
2011	1,674,278
6,970,520
Less: Imputed interest of 9%	(839,640)
Total	6,130,880
Current obligation	2,162,289
Long-term obligation	$3,968,591

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

11.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with BBVA up to a maximum of $13,301,952 (US$ 13,379,554) (April 30, 2007 – Nil). The facility is drawdown, reduced and converted to a capital lease on the 25th of each month. The facility has a fixed rate of 9% on $10,954,549 (US$ 11,018,456) (April 30, 2007 – Nil) and fixed rate of 6% on $2,347,403 (US$ 2,361,098) (April 30, 2007 – Nil). The facility is secured by the assets purchased under the facility and is registered with the Public Registry of the Republic of Panama.

12.	SENIOR SECURED NOTES	2008

	US$ 60 Million Senior Secured Notes	$26,630,004

On May 21 the Company closed $31,746,900 (US$ 32,250,000), the first tranche of its US$60 Million senior secured notes (“Notes”). The Notes bear interest at an annual rate of 15%. The Notes will mature five years from date of issuance at 120% of the principal. The Company has the right to redeem the notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the notes. If the Notes are redeemed within one year of issuance, all prepaid interest is forfeited. After 24 months from the date of issuance of the Notes, holders of the Notes shall have the right to cause the Company to purchase all of its notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes. On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of free cash flow. Free cash flow is to be defined mutually between the Company and the Note holders. As of May 31, 2008, no definition of free cash flow has been defined.

Each Note was issued with 382 share purchase warrants. Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase. The warrants are subject to a weighted average anti-dilution price protection with a floor equivalent to CDN $ 2.15.

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement” and HB 3861 “Financial Instruments – Disclosure and Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants. On the valuation date, the value of the Notes was calculated to be $30,993,398 (US$ 31,430,279) and the amount allocated to the warrants $808,327 (US$ 819,721). Prepaid interest of $4,762,035 (US$ 4,875,000) was applied as a reduction of the Notes. The liability component was calculated using a discount rate of 26.65% and a maturity date of two years from issue. The senior secured notes contain embedded derivatives as a result of the call and put options. The Company is unable to fair value the embedded derivatives component separately and thus has classified the combined contract as a financial liability that is held for trading.

The Company incurred $3,974,266(US$ 4,029,536) in financing costs. These costs have been expensed in the period they are incurred in accordance with the Company’s accounting policy.

The Notes are guaranteed, on a joint and several basis, by all the assets of the Company and of the Company’s subsidiaries.

13.	BANK OVERDRAFT

The Company has a bank overdraft facility with one of its financial institutions for $2,087,820 (US$ 2,100,000) (April 30, 2007 – $1,205,382 (US$ 1,089,168)). The overdraft bears a fixed interest of 7.5% per annum and is secured by one of the Company’s savings account up to $1,168,282 (US$ 1,175,098). A related company subject to significant influence, has posted a $919,538 (US$ 924,902) term deposit as guarantee for this facility.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

14.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Authorized Capital

Unlimited common shares without par value
Unlimited preference shares without par value – rights and privileges conferred on issuance

	Number
	of Common		Contributed
	Shares	Amount	Surplus	Warrants

Issued

Balance as at January 31, 2005	51,264,537	$50,074,079	$887,432	$1,356,713
Non-brokered private placement, net of finders’ fees (a)	9,965,670	7,640,341	-	1,292,993
Exercise of stock options	1,465,600	713,008	(241,690)	-
Exercise of warrants	7,550,496	3,295,900	(51,563)	(1,356,713)
Stock-based compensation	-	-	410,301	-
Share issuance costs	-	(39,112)	-	-

Balance as at January 31, 2006	70,246,303	61,684,216	1,004,480	1,292,993
Non-brokered private placement, net of finders’ fees (b)	9,400,000	11,717,220	-	9,885,980
Exercise of stock options	5,247,813	12,336,264	(9,435,997)	-
Exercise of warrants	4,982,835	7,272,396	-	(1,292,993)
Stock-based compensation	-	-	20,504,666	-
Share issuance costs	-	(1,414,061)	-	820,518

Balance as at April 30, 2007	89,876,951	91,596,035	12,073,149	10,706,498
Non-brokered private placement, net of finders’ fees (c)	4,552,412	10,918,342	-	1,327,463
Exercise of stock options	1,055,883	3,110,114	(2,026,487)	-
Exercise of warrants	373,395	1,153,659	-	(578,617)
Share issue relating to legal settlement	100,000	261,000	-	-
Stock-based compensation	-	-	6,359,356	-
Senior secured notes warrants	-	-	-	808,327
Share issuance costs	-	(1,181,067)	-	713,326

Balance as at May 31, 2008	95,958,641	$105,858,083	$16,406,018	$12,976,997

(a)	In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders’ fees of $534,053 for net proceeds of $8,933,334. The warrants were exercised during fiscal 2007.

(b)	In October 2006, the Company completed a non-brokered private placement and issued 9,400,000 units at a price of $2.40 per unit, for gross proceeds of $22,560,000. Each unit consists of one common share and one share purchase warrant (see Note 16). The Company agreed to issue 398,000 share purchase warrants as finders’ fees in connection with part of the private placement (see Note 16). The fair value of the finders’ warrants is $820,518 that was approved and recorded during the fiscal year. In addition, the Company paid finders’ fees of $956,800 for net cash proceeds of $21,603,200.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

14.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS (continued)

(c)	In May 2007, the Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercising of the warrants within a 30 day period. If the Company exercises such right, the warrant will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such 30 day period. The securities issued under this private placement were subject to a four-month and a day resale restriction that expired on September 10, 2007. The fair value of the warrants issued on this private placement is $291,274.

In October 2007, the Company closed the first tranche of the non-brokered private placement announced in October 2007 comprising 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company paid $222,375 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $52,584.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising of 339,000 units at $3.00 per unit for gross proceeds of $1,017,000. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company paid $43,500 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $8,304.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising of 708,000 units at $3.00 per unit for gross proceeds of $2,124,000. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company paid $105,000 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $22,957.

In May 2008, the Company closed the first tranche of its Senior Secured Notes issuing 32,250 units with gross proceeds of US$ 32,250,000. Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares. Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase. The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The notes will mature at 120% of the principal amount. The notes also carry a 15% interest of which the first year’s interest is prepaid at the date the funds were received. The Company paid $1,612,500 and agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants is $629,481.

(d)	The Company adopted a new shareholder rights plan, which was approved by the shareholders and by the Toronto Stock Exchange on June 6, 2006. Under the Plan, the Company issued one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific Time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

14.	CAPITAL STOCK, WARRANTS AND CONTRIBUTED SURPLUS (continued)

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a discount of 50% to the market price, up to the amount of the $30 exercise price of the Right.

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

15.	STOCK OPTIONS

During the period ended April 30, 2007, the Company received approval for its stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 10,000,000.

On December 8, 2006, no shares remained in reserve under the Company’s former incentive stock option plan (the “Former Plan”). The 2,556,144 options that remained outstanding as of December 8, 2006 under the Former Plan were carried forward to the New Plan. In January 2007, the Company granted a total of 5,989,543 incentive stock options under the New Plan. During the period ended May 31, 2008, 1,375,000 incentive stock options were granted. As at May 31, 2008, the total number of outstanding incentive stock options under the Plan is 8,115,134 (April 30, 2007 -8,115,767).

Prior to the Plan of Arrangement taking effect, and in order to create unallocated options to be granted in the future to new employees, officers and directors, the existing optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on the day before the Effective Date (“October 18, 2006”) of the Plan of Arrangement. All of the optionees agreed to this arrangement except for an option holder holding 675,000 options who elected to retain the number of options held under the existing grants. Each revised option outstanding would enable the option holder to receive one share of the Company and one share of Copper upon exercising. For example, when an optionee prior to the Effective Date held an option to purchase 100,000 shares of the Company, that optionee after the Effective Date would hold an option to purchase 60,000 shares of the Company and 60,000 shares of Copper. Both options must be exercised together. The modification of stock options as a result of the Plan of Arrangement resulted in no incremental stock-based compensation expense to recognize.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant . Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments. Stock option transactions are summarized as follows:

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

15.	STOCK OPTIONS (continued)

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2005	2,373,800	$0.36
Granted	5,573,000	0.53
Exercised	(1,465,600)	0.32
Expired	(450,000)	0.42

Balance at January 31, 2006	6,031,200	0.53	(1)

Granted (re: Plan of Arrangement)	3,730,000	1.14	(1)
Granted	6,139,543	2.02
Exercised	(5,247,813)	0.59	(1)
Expired	(400,000)	1.24	(1)
Forfeited	(493,400)	0.98	(1)
Forfeited	(20,000)	2.01
Voluntary reduction	(1,623,763)	0.91	(1)

Balance at April 30, 2007	8,115,767	1.76	(1)
Granted	1,375,000	2.41
Exercised	(1,055,883)	1.03	(1)
Cancelled	(319,750)	2.42

Balance at May 31, 2008	8,115,134	1.82

Number of stock options exercisable	6,003,944	1.71

(1)	Exercise price is the aggregate exercise price required to exercise one option of Petaquilla Copper Ltd. and one option of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

15.	STOCK OPTIONS (continued)

As at May 31, 2008, the following stock options were outstanding as follows:

Number of Shares
Outstanding	Exercise Price	Expiry Date
150,000	2.25	October 19, 2008
36,480	0.25(1)	April 21, 2010
193,800	0.25(1)	July 11, 2010
994,200	0.525(1)	February 1, 2011
96,000	0.865(1)	April 27, 2011
5,409,654	2.01	January 15, 2012
200,000	2.22	June 12, 2012
500,000	2.25	June 20, 2012
50,000	2.48	July 11, 2012
75,000	2.49	July 12, 2012
50,000	2.54	July 23, 2012
50,000	2.76	September 10, 2012
5,000	3.04	November 15, 2012
75,000	2.70	February 14, 2013
100,000	2.80	February 11, 2013
30,000	1.96	May 5, 2013
100,000	1.96	May 5, 2013

8,115,134

(1)	Exercise price is the aggregate exercise price required to exercise one option of Petaquilla Copper Ltd. and one option of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together.

Total stock options granted during the thirteen months ended May 31, 2008 are 1,375,000 (April 30, 2007 - 9,869,543), of which Nil (April 30, 2007 - 400,000) were expired and Nil (April 30, 2007 - 513,400) were forfeited during the period. Stock options granted that are not vested have been excluded from the calculation of stock-based compensation. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the thirteen month period ended May 31, 2008 was $5,754,085 (fifteen months ended April 30, 2007 - $(20,386,270). Stock-based compensation charged to mineral property costs amounted to $605,272 for the thirteen months ended May 31, 2008 (fifteen months ended April 30, 2007 - $118,396).

These financial statements include the stock-based compensation costs associated with the exchange of options and warrants in connection with the Plan of Arrangement, and the options and warrants issued to Copper in respect thereof.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

15.	STOCK OPTIONS (continued)

Options

The weighted average fair value of stock options granted is estimated to be approximately $1.60 and $1.20 for the thirteen months ended May 31, 2008 and for the fifteen months ended April 30, 2007, respectively, by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Thirteen months ended	Fifteen months ended
	May 31, 2008	April 30, 2007

Risk-free interest	4.11%	4.04%
Expected dividend yield	-	-
Expected stock price volatility	86%	105.33%
Expected option life in years	5.00 years	4.94 years

16.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Balance at January 31, 2005	7,550,496	$0.25

Issued	4,982,835	1.2/1.44
Exercised	(7,550,496)	0.25

Balance at January 31, 2006	4,982,835	1.20/1.44

Issued	9,798,000	1.54
Exercised	(4,982,835)	1.20

Balance at April 30, 2007	9,798,000	1.54

Issued	15,210,110	2.49
Exercised	(373,395)	1.54

Balance at May 31, 2008	24,634,715	$2.13

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period. Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share. In addition, the Company agreed to issue 398,000 finders’ warrants, each finder’s warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a.	one share purchase warrant (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

16.	SHARE PURCHASE WARRANTS (continued)

b.	one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

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

The PTQ Warrants were subject to a hold period that expired on February 18, 2007. The Copper shares and Copper Warrants are subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

On December 31, 2007, Copper commenced trading on the Toronto Stock Exchange. The respective exercise prices of the PTQ Warrants and the Copper Warrants have been determined to be $1.54 and $1.46 based on $3.00 multiplied by the ratio of the five day weighted average price of each of the PTQ and Copper shares during the first five trading days of Copper.

On May 10, 2007, the Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement (See Note 14). The fair value of the warrants issued on this private placement is $291,274.

In October 2007, the Company closed a non-brokered private placement comprising of 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500. Each unit consists of one common share and one-half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company paid $222,375 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement is $720,134. The fair value of the finders’ warrants is $52,584.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising of 339,000 units at $3.00 per unit for gross proceeds of $1,017,000. Each unit consists of one common share and one-half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company paid $43,500 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement is $103,549. The fair value of the finders’ warrants is $8,304.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising of 708,000 units at $3.00 per unit for gross proceeds of $2,124,000. Each unit consists of one common share and one-half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company paid $105,000 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement is $212,504. The fair value of the finders’ warrants is $22,957.

In May 2008, the Company closed the first tranche of its Senior Secured Notes issuing 32,250 units with gross proceeds of US$ 32,250,000 (Note 12). Each unit of US$ 1,000 consists of one Secured Senior Note and a warrant to purchase 382 Common shares. Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase. The warrant is subject to a weighted average anti-dilution price

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

16.	SHARE PURCHASE WARRANTS (continued)

protection with a floor equivalent to $2.15. The notes will mature at 120% of the principal amount. The notes also carry a 15% interest of which the first year’s interest is prepaid at the date the funds were received. The Company paid $1,612,500 and agreed to issue 492,780 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $629,481.

The weighted average fair value of the finders’ warrants issued is estimated to be approximately $1.16 and $2.06 for the thirteen months ended May 31, 2008 and the fifteen months ended April 30, 2007 by using the Black-Scholes options pricing model with the following assumptions:

	Thirteen months ended	Fifteen months ended
	May 31, 2008	April 30, 2007
Risk-free interest	3.34%	4.04%
Expected dividend yield	-	-
Expected stock price volatility	68.56%	108.00%
Expected warrant life in years	4.41 years	5 years

17.	TREASURY SHARES

During the period ended January 31, 2006, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for net proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit during the period ended January 31, 2006. As at May 31, 2008, 44,200 common shares were held in treasury.

18.	RELATED PARTY TRANSACTIONS

During the period ended May 31, 2008:

a)	The Company paid consulting fees of $108,013 (15 months ended April 30, 2007 - $426,726) to related companies controlled by a director and a former officer.

b)	The Company paid consultant fees and wages of $152,635 (15 months ended April 30, 2007 - $Nil) to companies controlled by directors and an officer.

c)	The Company paid legal fees of $109,517 (15 months ended April 30, 2007 - $274,584) and share issue costs of $165,836 (15 months ended April 30, 2008 - $219,698) to a law firm controlled by an officer. The Company paid for services and goods of $129,921 (April 30, 2007 - $289,043) to a company controlled by an officer.

d)	The Company received $33,120 (15 months ended April 30, 2007 - $16,122) from Copper as payment of office rent.

e)	The Company received or accrued $128,650 (15 months ended April 30, 2007 - $103,348) in asset usage fees from Copper for the use of certain office and mining equipment. Also during the period, the Company and Copper advanced negotiations with the lessor of the equipment to have the commercial terms of the leasing arrangement correspond with the terms of the Plan of Arrangement made effective on October 18, 2006, such that Copper will ultimately become the lessee of the equipment. The cost recovery arrangement will be subject to review and revision to reflect changes in operations.

f)	During the period the Company has a cost sharing arrangement with Copper varying from 50% to 80% of the cost. This arrangement was terminated on September 30, 2007 when the terms of the agreement were fulfilled.

Certain employees of the Company with knowledge in mining, government, environmental and community relations were previously employed and trained by the Company. In January 2008, the Company charged Copper for technical

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

18.	RELATED PARTY TRANSACTIONS (continued)

know-how and other intellectual property transferred to Copper. The amount of these fees has been determined to be $ 4,587,320 (US$ 4,577,250). In April 2008, the Company and Copper agreed to rescind the agreement and the fees were refunded to Copper.

As at May 31, 2008, the Company has an amount payable to Copper of $1,157,788 (April 30, 2007 – $4,582,937 receivable) resulting from mineral property costs and general and administrative expenses paid by the Company on Copper’s behalf. This receivable bears interest at a rate of US prime plus 1% and the Company accrued interest of $2,064 during the period.

The Company has posted 5,000,000 common shares of PTC as security of its account payable to PTC. PTC’s common shares posted as security were held in escrow pending payment of the account payable and cannot be sold until the account payable has been paid in full pursuant to a Warranty Agreement dated September 30, 2007.

The common shares serving as security are based on a market value of $2.00 per common share. If the market value of the common shares changes, the number of shares required to be posted as security shall be adjusted accordingly.

Effective December 31, 2007, the Company transferred back to Copper 1,815,069 of its Copper shares held as repayment of advances payable to Copper as at December 31, 2007 of $5,608,564. These shares were transferred at a fair market value of $3.09 per share.

The fair market value of Copper shares transferred back to Copper was calculated in accordance with the Warranty Agreement dated September 30, 2007. As Copper did not publicly trade until December 31, 2007, the fair value was determined using the Black-Scholes options pricing model to determine the fair market value of a Copper common share and half warrant in each unit issued in Copper’s first tranche of a non-brokered private placement in December 2007.

The following assumptions were used:

Risk-free interest	3.22
Expected dividend yield	-
Expected stock price volatility	58.49%

Subsequent to the transfer of shares, Copper released to the Company the remaining shares it held in escrow.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In September of 2007, the Company entered into an agreement with Copper to sell some of its surplus property and equipment and mineral properties that are no longer required for its current operations. The net book value of these assets is $3,464,048 which approximates their fair market value. The Company did not recognize a gain or loss on this disposal.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Petaquilla Copper, S.A. (“Copper”) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services has been assumed and prepaid by Petaquilla Copper Ltd. in the amount of $4,387,705 (US $4,404,000).

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

19.	INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	Thirteen months	Fifteen months	Twelve months
	ended May 31,	ended	ended
	2008	April 30, 2007	January 31, 2006

Statutory tax rate	32.89%	34.12%	34.7%

Loss for the period	$(4,344,300)	$(27,962,450)	$(2,567,758)

Income tax recovery	$(1,429,122)	$(9,533,900)	$(892,168)
Permanent differences	(255,069)	6,740,964	117,045
Income tax rate change and differential	2,358,480	491,760	14,107
Change in valuation allowance	(674,289)	2,301,176	761,016

Income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	May 31, 2008	April 30, 2007

Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$3,249,789	$4,264,620
Equipment and mineral properties	54,878	235,412
Deferred financing costs	1,623,839	-
Future income tax on investment	(1,347,586)	-
Other	13,060	386,036

Total future income tax assets	3,593,980	4,886,068
Valuation allowance	(3,593,980)	(4,886,068)
Net future income tax assets	$-	$-

The Company has non-capital losses of approximately $12,499,188 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire beginning in 2009 as follows:

2009	$184,526
2010	133,088
2011	420,267
2015	882,063
2026	1,932,414
2027	5,173,260
2028	3,773,570
$12,499,188

The Company will not be subject to any income taxes in Panama until such time that all of the debts incurred by all the affiliated / subsidiary companies have been repaid in full. At that time the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

20.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties. Details of geographic information are as follows:

May 31, 2008	Canada	Panama	Total

Interest income	$42,450	$90,795	$133,245

Property and equipment	-	$16,681,830	$16,681,830
Mineral properties	-	$67,149,615	$67,149,615

April 30, 2007	Canada	Panama	Total

Interest income	$311,833	$41,047	$352,880

Property and equipment	$63,284	$5,279,863	$5,343,147
Mineral properties	-	$31,236,455	$31,236,455

January 31, 2006	Canada	Panama	Total

Interest income	$48,239	$-	$48,239

21.	COMMITMENTS

(a)	During the period ended April 30, 2007, the Company entered into a five-year lease for office premises at an estimated annual cost of $66,240 commencing September 1, 2006. Cancellation of two previous lease obligations was obtained effective May 15, 2006.

From October 18, 2006, the office leasing costs have been split equally between the Company and Petaquilla Copper Ltd., consequent to the Plan of Arrangement. Therefore the estimated annual cost is $33,120 to the Company.

(b)	As of May 31, 2008, the Company had a commitment to purchase plant of $1,102,998 (US$1,109,433), generators of $1,423,240 (US$1,431,543), equipment of $1,841,191(US$1,851,932) and other support equipment of $679,704 (US$683,669).

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, long-term debt, restricted cash, and the amount payable from Petaquilla Copper Ltd. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments other than the senior secured notes. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to interest rate risk on its senior secured notes. These notes bear a fixed interest rate. The Company monitors its exposure to interest rates and is currently comfortable with its exposure.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

23.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Thirteen	Fifteen	Twelve months
	months ended	months ended	ended
	May 31, 2008	April 30, 2007	January 31,
			2006
Non-cash financing activities
Finder’s fee	$713,326	$820,518	$-
Share issue costs	(713,326)	(820,518)	-
Settlement of advances for deferred services	(4,387,705)	-	-
Settlement of advances for property and equipment
and mineral properties	(3,464,048)	-	-
Shares issued re legal settlement	261,000	-	-
Non-cash investing activities
Property and equipment incurred through payables	$-	$188,383	$-
Property and equipment acquired through capital leases	6,906,789	-	-
Property and equipment acquired through credit line facility	3,849,974	-	-
Mineral property costs incurred through payables	3,958,074	4,339,151	192,158
Stock-based compensation capitalized to mineral
properties	605,272	118,396	-

	May 31, 2008	April 30, 2007

Cash and cash equivalents consist of:
Cash	$6,357,871	$1,463,598
Term deposits	6,417,735	407,074
	$12,775,606	$1,870,672

	May 31, 2008	April 30, 2007

Interest paid in cash	$5,938,429	$68,329
Income taxes paid in cash	-	-

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

24.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:

Beginning balance – January 31, 2006	$-
Balance – April 30, 2007	4,400,000
Accretion	365,083
Foreign exchange gain on remeasurement	(457,000)
Ending balance – May 31, 2008	$4,308,083

The provision for asset retirement obligations is based upon the following assumptions:
a)	The total undiscounted cash flow required to settle the obligation is approximately $6,848,000 (US$ 6,225,000);
b)	Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;
c)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

25.	CONTINGENCIES

The Company is engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

The Company was served with a claim by a former officer for $250,000. The Company believes that the claim is without merit and has not recorded an amount relating to this claim as it is not determinable.

26.	SUBSEQUENT EVENTS

Subsequent to May 31, 2008 the following events took place:

(i)	25,000 stock options held by an individual who ceased to be an employee were cancelled.

(ii)	The Company closed the remaining US$ 27,750,000 of its senior secured notes financing. Net proceeds received US$ 20,612,480. 11,024,520 warrants were issued as part of the senior secured notes financing.

(iii)	On July 7, 2008 Inmet Mining Corporation made an unsolicited offer for Petaquilla Copper Ltd at $2.00 per share.

(iv)	On August 22, 2008 the Company was served by one of its suppliers for a claim in the amount of US$580,398. The Company’s legal counsel has not had an opportunity to assess this claim and as a result the likely outcome is not determinable.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from United States Generally Accepted Accounting Principles (“U.S. GAAP”) are described and quantified below.

Loss for the years

	Thirteen			Twelve
	months ended	Fifteen months		months ended
	May 31,	ended April		January 31,
	2008	30, 2007		2006
Loss for the year – Canadian GAAP	$(4,344,300)	$(27,962,450)		$(2,567,758)
Gain on dilution of equity investment (a)	(13,277,095)	(3,080,000)		-
Mineral properties expensed under U.S. GAAP (b)	(35,913,160)	(28,846,686)		(2,389,769)
Accreted interest on senior notes under U.S. GAAP (h)	(56,811)	-		-
Foreign exchange on senior notes under U.S. GAAP (h)	80,070	-		-
Equity investment (e)	4,715,413	1,273,000		-
Loss for the year – U.S. GAAP	(48,795,883)	(58,616,136)		(4,957,527)
Holding losses on marketable securities (c)	-	-		(22,044)
Net Loss and Comprehensive loss – U.S. GAAP	$(48,795,883)	$(58,616,136)	$	(4,979,571)

Basic and diluted loss per share – U.S. GAAP	$(0.52)	$(0.73)		$(0.09)

Balance Sheets	May 31, 2008	April 30, 2007
Total assets – Canadian GAAP	$107,482,486	$46,581,365
Mineral properties expensed under U.S. GAAP (b)	(67,149,615)	(31,236,455)
Investment in Petaquilla Copper Ltd. (e)	(9,452,421)	(1,807,000)
Total assets – U.S. GAAP	$30,880,450	$13,537,910

Liabilities – Canadian GAAP	$56,273,751	$11,743,746
Allocation of fair value of senior notes under U.S. GAAP (h)	(9,827,661)	-
Liabilities – U.S. GAAP	$46,446,090	$11,743,746

Shareholder’ s equity - Canadian GAAP	$51,208,735	$34,837,619
Mineral properties expensed under U.S. GAAP (b)	(67,149,615)	(31,236,455)
Additional loss from equity investment (e)	(9,452,421)	(1,807,000)
Allocation of fair value of senior notes under U.S. GAAP (h)	9,804,402	-
Accreted interest on senior notes and related foreign exchange
impact under U.S. GAAP (h)	23,259	-
Shareholders’(deficit) equity – U.S. GAAP	$(15,565,640)	$1,794,164

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

		May 31, 2008	April 30,	January 31, 2006
Mineral properties			2007
Mineral properties – Canadian GAAP		$67,149,615	$31,236,455	$2,389,769
Mineral properties expensed under U.S. GAAP (b)		(67,149,615)	(31,236,455)	(2,389,769)
Mineral properties – U.S. GAAP		$-	$-	$-

		2008	2007	2006
Equity investments
Equity investments – Canadian GAAP		$9,452,421	$1,807,000	$-
Equity investments expensed under U.S. GAAP (e)		(9,452,421)	(1,807,000)	-
Equity investments – U.S. GAAP		$-	$-	$-

		2008	2007	2006
Shareholders’ equity
Shareholders’ equity – Canadian GAAP		$51,208,735	$34,837,619	$12,256,076
Cumulative adjustments:
Mineral properties (b)		(67,149,615)	(31,236,455)	(2,389,769)
Holding gains on marketable securities (c)		-	-	15,375
Additional loss from equity investment (e)		(9,452,421)	(1,807,000)	-
Allocation of fair value of senior notes under U.S. GAAP		9,804,402	-	-
Accreted interest on senior notes under U.S. GAAP (h)		(56,811)	-	-
Foreign exchange on senior notes under U.S. GAAP (h)		80,070	-	-
Shareholders’(deficit) equity – U.S. GAAP	$	(15,565,640)	$1,794,164	$9,881,682

		Thirteen	Fifteen months	Twelve months
		months ended	ended April 30,	ended January
Statement of Cash Flows		May 31, 2008	2007	31, 2006

Cash used in operating activities – Canadian GAAP		$(8,677,716)	$(8,980,102)	$(1,757,852)
Expenditures on mineral properties		(28,011,818)	(19,387,844)	(2,197,611)
Cash used in operating activities – U.S. GAAP		$(36,689,534)	$(28,367,946)	$(3,955,463)

Cash from financing activities – Canadian GAAP		$53,855,280	$27,848,839	$12,527,110
Cash from financing activities – U.S. GAAP		$53,855,280	$27,848,839	$12,527,110

Cash used in investing activities – Canadian GAAP		$(34,203,198)	$(26,133,816)	$(2,489,488)
Expenditures on mineral properties		28,011,818	19,387,844	2,197,611
Cash used in investing activities – U.S. GAAP		$(6,191,380)	$(6,745,972)	$(291,877)
Cash and cash equivalents, end of period – Canadian
GAAP		$12,775,606	$1,870,672	$9,171,318
Cash and cash equivalents, end of period – U.S. GAAP		$12,775,606	$1,870,672	$9,171,318

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Operations	Thirteen months	Three months	Twelve months
	ended	ended	ended
	May 31, 2008	April 30,	January 31, 2007
		2007
		(unaudited)	(unaudited)
Expenses
Accounting and legal	$1,349,414	$236,578	$490,351
Accretion of asset retirement obligation	365,083	-	-
Consulting fees	984,079	320,910	756,452
Amortization	388,235	135,397	335,912
Filing fees	89,064	6,340	76,329
Investor relations and shareholder information	1,089,175	153,403	1,114,102
Mineral properties – exploration expenditures	35,969,971	7,203,658	21,643,028
Office administration	2,596,466	176,097	795,839
Rent	126,655	38,310	141,187
Stock-based compensation	5,754,085	10,378,308	10,007,962
Travel	999,727	266,748	1,419,788
Debt issuance costs	3,974,266	-	-
Wages and benefits	1,883,409	179,317	1,812,453
Total expenses	55,569,629	(19,095,066)	(38,593,403)
Other income (expenses)	6,773,746	(1,285,607)	357,940
Net loss during the period	$(48,795,883)	$(20,380,673)	$(38,235,463)

	Thirteen months	Three months	Twelve months
Statements of Cash Flows	May 31, 2008	April 30, 2007	January 31, 2007
		(unaudited)	(unaudited)
Cash flow from/(used in) operating activities	$(36,689,534)	$(324,302)	$(28,043,644)
Cash flow from/(used in) financing activities	$53,855,280	$(3,106,639)	$30,955,478
Cash flow from/(used in) investing activities	(6,191,380)	(1,592,644)	(5,153,328)
Change in cash and cash equivalents	10,974,366	(5,023,585)	(2,241,494)
Impact of foreign exchange rates on cash	(69,432)	(35,567)	-
Cash and cash equivalents, beginning of period	1,870,672	6,929,824	9,171,318
Cash and cash equivalents, end of period	$12,775,606	$1,870,672	$6,929,824

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a)	Gain on dilution of equity investment

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

Under Canadian GAAP, the marketable securities held by the Company were recorded at the lower of cost and net realizable value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income. Effective May 1, 2007 Canadian and U.S. GAAP relating to accounting for investments has converged and no differences exist for the period ended May 31, 2008.

d)	Development stage company

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

e)	Accounting for equity investment

In 2006, the Company disposed of its Copper interests in exchange for common shares. The Company accounts for this investment under the equity method. The Company recorded its proportionate share of cumulative net losses based on U.S. GAAP adjusted financial statements. The market value of this investment as at May 31, 2008 is $26,544,135

f)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

g)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Effective May 1, 2007 the Company adopted FIN 48. The adoption did not result in any adjustment to opening retained earnings under U.S. GAAP. As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended January 31, 2003 through April 30, 2007.

h)	Senior secured notes

Under Canadian GAAP, compound financial instruments can be accounted for using the residual method when allocating between the liability and equity component. Under U.S. GAAP, compound financial instruments are accounted for using the fair value method when allocating between the liability and equity component. This difference resulted in senior secured notes being reduced by $9,827,661, warrants increased by $9,804,402, accreted interest increased by $56,811 and foreign exchange gain increasing $80,070.

i)	Reclassification

Certain comparative numbers have been reclassified to take into consideration the current period’s financial statement presentation. The accounts affected were cash, warrants and share capital.

j)	Recent accounting pronouncements:

i.	Statement of Financial Accounting Standards No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 is not expected to have an impact on the Company’s consolidated financial statements. SFAS 157-2 defers the Statement’s effective date for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company’s consolidated financial statements.

ii.	Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities, provides companies with an option to report selected assets and liabilities (principally financial assets and liabilities) at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 159 is not expected to have an impact on the Company’s consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
May 31, 2008 and April 30, 2007

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii.	SFAS No. 141(R), Business Combinations, is to replace SFAS No. 141, Business Combinations. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is reviewing the requirements of the new statement and its impact on the Company’s financial statements.

iv.	SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, is to amend ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. A non-controlling interest is sometimes called a minority interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Management is reviewing the requirements of the new statement and its impact on the Company’s financial statements.