Form 20-F/A
period 2007-04-30
PETAQUILLA MINERALS LTD
filed 2008-11-26
CIK 947121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549 USA

AMENDMENT NO. 2 TO FORM 20-F

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

Explanatory Note

Petaquilla Minerals Ltd. has filed this amended Form 20-F in order to correct the number of Independent Auditors' Report letters contained in the Company's Form 20-F for the 15 month period ended April 30, 2007, as found in the consolidated financial statements forming part of this report.

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

Dated at Vancouver, British Columbia, this 25th day of November, 2008.

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

Dated:  November 25, 2008

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 127

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

Dated:  November 25, 2008

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 129

Date:

November 25, 2008

By:

/s/ Richard Fifer

Richard Fifer

President and Chief Executive Officer

(principal executive officer)

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 130

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

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 131

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

November 25, 2008

By:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

(principal financial officer)

Amended Form 20-F for 15-Month Period Ended 2007 Apr 30	Page 132