Form 20-F/A
period 2008-05-31
PETAQUILLA MINERALS LTD
filed 2008-11-26
CIK 947121

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

Janet Francis, telephone (604) 694-0021, fax (604) 694-0063,

Suite 410, 475 West Georgia Street,Vancouver, British Columbia, Canada V6B 4M9

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

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

☑  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer

☑  Accelerated filer

          ☐  Non-accelerated filer

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 2

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

☑  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☑  No

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 3

Explanatory Note

Petaquilla Minerals Ltd. has filed this amended Form 20-F in order to correct the number of Independent Auditors' Report letters contained in the Company's Form 20-F for the 13 month period ended May 31, 2008, as found in the conslidated financial statements forming part of this report.

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 4

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION
AMENDED FORM 20-F
TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	9

PART I		11

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	11

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	11

ITEM 3	KEY INFORMATION	11
3.A.	Selected Financial Data	11
3.B.	Capitalization and Indebtedness	13
3.C.	Reasons For The Offer and Use of Proceeds	13
3.D.	Risk Factors	13
	Risks related to our development, exploration, construction and mining operations could adversely affect our business	13
	Our estimates of reserves, mineral deposits and production costs may be inaccurate, which could impact our results of operations in the future	14
	Our properties may be subject to undetected title defects	14
	Our directors may have conflicts of interest	15
	Exchange rate fluctuations may effectively increase our costs of exploration and production	15
	We are dependent upon additional funding in order to sustain our operations	15
	Our company has a history of losses and there is substantial uncertainty regarding our ability to continue as a going concern	15
	The requirements of the Ley Petaquilla may have an adverse impact on our company	16
	We have a history of net losses, an accumulated deficit and a lack of revenue from operations	17
	We have limited experience with development-stage mining operations	17
	Our common shares are subject to penny stock rules, which could affect trading in our shares	17
	We face strong competition for the acquisition of mining properties.	17
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations	18
	We face risks related to our operations in foreign countries	18
	Our operations are subject to environmental and other regulation	18
	We face political risks in Panama	19

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 5

	We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future	19
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling person and officers	19
	If We are Characterized as a Passive Foreign Investment Company (“PFIC”), Our U.S. Shareholders May Be Subject to Adverse U.S. Federal Income Tax Consequences	20
ITEM 4	INFORMATION ON OUR COMPANY	20
4.A.	History and Development of Our Company	20
	Acquisition of the Petaquilla Concession, Panama	21
	Financing Agreement with Teck Corporation	21
	Molejon Property – Panama	23
	Mineral Properties – Other	24
	Directors and Officers of Our Company	24
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	24
	Current and Planned Capital Expenditures/Divestitures	25
	Public Takeover Offers	25
4.B.	Business Overview	25
4.C.	Organizational Structure	28
4.D.	Property, Plants and Equipment	29
	Petaquilla Concession, Panama	29
	Introduction	29
	Property Location	30
	Location, Access & Physiography	30
	Plants and Equipment	34
	Title	35
	Exploration History	36
	Exploration - Results Obtained By Us or on Our Behalf	36
	Outlook – 2008	44
	Regional and Local Geology	45
	Mineralization	46
	Final Feasibility Study- Petaquilla Concession Copper Deposit	48
	Doing Business in Panama	50

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	53
5.A.	Operating Results	53
	13 Months Ended May 31, 2008, Compared to 15 Months Ended April 30, 2007	54
	15 Months Ended April 30, 2007, Compared to Fiscal Year Ended January 31, 2006	54
5.B.	Liquidity and Capital Resources	54
	May 31, 2008 Compared to April 30, 2007	55
	April 30, 2007 Compared to January 31, 2006	56
	Outlook	57
5.C.	Research and Development, Patents and Licenses, etc.	57
5.D.	Trend Information	57
5.E.	Off-Balance Sheet Arrangements	57
5.F.	Tabular Disclosure of Contractual Obligations	57

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
6.A.	Directors and Senior Management	59

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 6

6.B.	Compensation	60
	Cash and Non-Cash Compensation - Executive Officers and Directors	61
	Option Grants in Last Fiscal Period (May 1, 2007, to May 31, 2008)	61
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	62
	Defined Benefit or Actuarial Plan Disclosure	62
	Termination of Employment, Change in Responsibilities and Employment Contracts	62
	Directors	62
6.C.	Board Practices	63
6.D.	Employees	64
	Consultants	64
6.E.	Share Ownership	65

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
7.A.	Major Shareholders	66
7.B.	Related Party Transactions	67
7.C.	Interests of Experts and Counsel	68

ITEM 8	FINANCIAL INFORMATION	68
8.A.	Consolidated Statements and Other Financial Information	68
8.B.	Significant Changes	69

ITEM 9	THE OFFER AND LISTING	69
9.A.	Offer and Listing Details	69
9.B.	Plan of Distribution	70
9.C.	Markets	70
9.D.	Selling Shareholders	71
9.E.	Dilution	71
9.F.	Expenses of the Issue	71

ITEM 10	ADDITIONAL INFORMATION	71
10.A.	Share Capital	71
10.B.	Memorandum and Articles of Association	71
10.C.	Material Contracts	75
10.D.	Exchange Controls	75
10.E.	Taxation	77
	Material Canadian Federal Income Tax Consequences	77
	Dividends	77
	Capital Gains	77
	Material United States Federal Income Tax Consequences	78
	U.S. Holders	78
	Distributions on our Common Shares	79
	Disposition of Common Shares of the Company	80
	Passive Foreign Investment Company	80
	Foreign Tax Credit	81
	Controlled Foreign Corporations	81
	Information Reporting: Backup Withholding	82
10.F.	Dividends and Paying Agents	82
10.G.	Statement by Experts	82
10.H.	Documents on Display	82

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 7

10.I.	Subsidiary Information	82

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	82

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II		83

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83

ITEM 15	CONTROLS AND PROCEDURES	85

ITEM 16	[RESERVED]	86
16.A.	Audit Committee Financial Expert	86
16.B.	Code of Ethics	87
16.C.	Principal Accountant Fees and Services	87
16.D.	Exemptions From the Listing Standards for Audit Committees	88
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	88

PART III		88

ITEM 17	FINANCIAL STATEMENTS	88

ITEM 18	FINANCIAL STATEMENTS	88

ITEM 19	EXHIBITS	88

	SIGNATURES	91

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 8

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 9

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

tonne - metric ton (2,204 pounds).

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 10

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 11

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		13 Months Ended May 31	15 Months Ended April 30	Fiscal Years Ended January 31
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Loss before extraordinary items (1)
	Total	($4,344,300)	($27,962,450)	($2,567,758)	($1,798,273)	($811,190)
	Per Share (1)	($0.05)	($0.35)	($0.05)	($0.04)	($0.02)
(c)	Total assets	$107,482,486	$46,581,365	$12,807,172	$1,989,474	$2,670,561
(d)	Total long-term debt	$30,760,220	$699,185	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$51,208,735	$34,837,619	$12,256,076	$1,886,423	$2,543,620
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	95,958,641	89,876,951	70,246,303	51,264,537	48,829,542
(h)	Net earnings (loss) for the period
	Total	($4,344,300)	($27,962,450)	($2,567,758)	($1,798,273)	($811,190)
	Per Share (1)	($0.05)	($0.35)	($0.05)	($0.04)	($0.02)

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

We have not declared or paid any dividends in any of our last five financial years.

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 12

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 13

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 14

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 15

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 16

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 17

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 18

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

Rider F

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 19

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 20

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 21

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 22

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 23

Trenching – Molejon	$4,308,854
Trenching – Rio Belencillo	48,872
Camp costs	6,158,386
Transportation	250,126
Drilling costs	11,046,825
Indirect drilling costs	1,106,528
Geologist	1,128,193
Topography	153,571
Engineering and design	517,156
Engineering and consulting	2,807,641
Technical support	120,272
Property permits	408,381
Water samples	3,857
Environment	488,040
Communications	192,370
Logistics	395,581
Plant equipment	3,927,704
Communications - plant	6,179
Plant – site	22,272,755
Roads	1,634,057
Roads agreements	105,939
Bridges	50,261
Deferred amortization on mining equipment	3,938,717
Reclamation costs	4,400,000
Stock-based compensation	723,668
Accreted interest	955,682
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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 24

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 25

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

If Minnova sells its interest, pursuant to the Shotgun Offer, Copper shall pay Minnova 48% of the value of Minera Petaquilla.

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 26

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

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 27

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

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 28

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
MINERA PETAQUILLA, S.A. [Panama corporation]
LEY PETAQUILLA CONCESSION CONTRACT NO.9 LANDS [Copper Deposits]
AQUA AZURE, S.A. [Panama corporation]
68.88%
50.2%
49.8%
PETAQUILLA INFRAESTRUCTURA, S.A. [Panama corporation]

Amended Form 20-F for 13-Months Ended 2008 May 31	Page 29

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

Amended Form 20-F for 13-MonthsEnded 2008 May 31	Page 30

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 31

LEYEND
DEPOSITS
Au MINERALIZATION
CuAu Mineralization
MOLYBDENUM ANOMALY
RIVERS
MOLEJON DEPOSIT
CONCESIONS
MINERA PETAQUILLA
PETAQUILLA MINERALS
1:80,000
0 1 2 4
Miles
Caribbean Sea
ORO DEL NORTE ZONA 4
ORO NORTE ZONA 2
ORO DEL NORTE ZONA 3
ORO DEL NORTE ZONA 1
LA ESPERANZA ZONA 1
LA ESPERANZA ZONA 2
SANTA LUCIA ZONA 1
PETAQUILLA ZONA 2
SAN JUAN ZONA 1
SAN JUAN ZONA 2
PETAQUILLA ZONA 1
SANTA LUCIA ZONA 2
PETAQUILLA ZONA 3
PETAQUILLA ZONA 4
SAN JUAN ZONA 3
SAN JUAN ZONA 4
SAN JUAN ZONA 6
ORO DEL SUR ZONA 1

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 32

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 33

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 34

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 35

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 36

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 37

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 38

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 39

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 40

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 41

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

If no cut-off grade is applied, the total resource is over 2.8 million ounces of gold.

Measured

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.3	2,757,315	0.348	960,657	30,886
.4	2,067,102	0.446	921,894	29,640
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	14,269,526	1.29	18,454,262	593,327

Indicated

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.3	5,312,433	0.343	1,822,984	58,611
.4	2,467,167	0.445	1,097,888	35,298
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	14,061,158	0.703	9,881,288	317,696

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 42

Inferred

Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.3	4,829,733	0.342	1,650,927	53,079
0.4	4,411,224	0.446	1,969,183	63,312
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Total	21,449,961	0.665	14,260,781	458,502

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 43

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

We are currently completing phase 1 of the mining plan.

Map of the project area:

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 44

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 45

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

Mineralization

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 46

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 47

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 48

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 49

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 50

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

We note that the comparative overall country risk rating for Panama by The Economist Intelligence Unit is in the low mid-range, both globally and regionally, as follows:

Country	Overall Country Risk Rating (AAA=least risky, D=most risky)
Argentina	BB
Bolivia	B
Brazil	BB
Chile	A
Columbia	BB
Costa Rica	BB
Ecuador	CCC
Guatemala	BB
Honduras	B
Mexico	BBB
Peru	BBB
Panama	BBB
Venezuela	CCC

Rating Band Characteristics
AAA	Capacity and commitment to honouring obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honouring obligations not in question.
A	Capacity and commitment to honouring obligations strong.
BBB	Capacity and commitment to honouring obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honouring obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honouring obligations currently, but very susceptible to changes in economic climate
CCC	Questionable capacity and commitment to honouring obligations. Patchy payment record.
CC	Somewhat weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on some obligations.
C	Weak capacity and commitment to honouring obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honouring obligations. Poor payment record. Currently in default on significant amount of obligations.

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 51

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 52

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 53

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 54

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 55

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 56

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

In the fiscal year 2009, we are committed to the following plant and equipment acquisitions related to the gold-processing plant currently under construction at the Molejon gold deposit:

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 57

Gold Recovery Equipment	$1,841,191
Generators	$1,423,240
Other Support Items	$679,704
Other Construction in Progress	$1,102,998

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

Long-term debt

The Company has long-term debt for various equipment and vehicles. The following table summarizes the loans outstanding as at May 31, 2008:

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 58

	May 31, 2008	April 30, 2007
Long-term debt
Equipment loan #1	$125,053	$303,203
Vehicle loan #1	27,978	64,061
Equipment loan #2	110,984	218,115
Equipment loan #3	317,324	576,443
Vehicle loan #2	13,907	25,245
	595,246	1,187,067
Less: current portion	(433,621)	(487,882)
	$161,625	$699,185

Asset retirement obligation

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:

Beginning balance – January 31, 2006	$-
Balance – April 30, 2007	4,400,000
Accretion	365,083
Foreign exchange gain on remeasurement	(457,000)
Ending balance – May 31, 2008	$4,308,083

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 59

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 60

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

(1)

Bassam Moubarak was appointed Chief Financial Officer of our company on February 11, 2008.

Option Grants in Last Fiscal Period (May 1, 2007, to May 31, 2008)

The following table sets forth stock options granted by us during the 13 months ended May 31, 2008 to our executive officers:

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 61

Name	Securities Under Options Granted (#)	% of Total Options Granted in 13-Months(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Bassam Moubarak	100,000	5.97%	$2.80	nil	February 11, 2013

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 62

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 63

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 64

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

(4)

Options are not currently exercisable nor are they exercisable within 60 days of August 22, 2008.

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 65

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 66

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 67

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 68

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the six months preceding August 22, 2008, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High (CAD)	Low (CAD)

July 2008	$1.78	$1.12
June 2008	$1.98	$1.40
May 2008	$2.32	$1.75
April 2008	$2.60	$1.87
March 2008	$2.85	$2.27
February 2008	$3.05	$2.63

May 2007 – May 2008	$3.42	$1.75
Fourth Quarter (February 1, 2008 – May 31, 2008)	$3.05	$1.75
Third Quarter (November 1, 2007 – January 31, 2008)	$3.35	$2.60
Second Quarter (August 1, 2007 – October 31, 2007)	$3.42	$2.36
First Quarter (May 1, 2007 – July 31, 2007)	$3.23	$2.13

February 2006 – April 2007	$3.04	$1.02
Fourth Quarter (November 1, 2006 – April 30, 2007)	$2.73	$1.76
Third Quarter (August 1, 2006 – October 31, 2006)	$2.95	$2.22
Second Quarter (May 1, 2006 – July 31, 2006)	$3.04	$1.82
First Quarter (February 1, 2006 – April 30, 2006)	$2.49	$1.02

February 2005 – January 2006	$1.19	$0.30
February 2004 – January 2005	$0.58	$0.24
February 2003 – January 2004	$0.635	$0.06

The closing price of our common shares on the Toronto Stock Exchange on August 22, 2008, was $1.16 CAD.

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 69

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 70

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 71

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 72

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

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)  It is made to all holders of voting shares of our company of a particular class and for all those voting shares.

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 73

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 74

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 75

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 76

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 77

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 78

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 79

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 80

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 81

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 82

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 83

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 84

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 85

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 86

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

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the 13 months ended May 31, 2008 and the 15 months ended April 30, 2007  for audit fees, audit-related fees, tax fees and all other fees are set forth below:

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 87

	13 Months Ended May 31, 2008	15 Months Ended April 30, 2007
Audit Fees(1)	$375,000(4)	$424,155
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$15,000(4)	Nil
All Other Fees	Nil	Nil
Totals	$390,000(4)	$424,155

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

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS

(a)  Financial Statements

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 88

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
Notes to the Consolidated Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995, between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994, between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992, between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994, between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.D.	Financing Agreement dated April 29, 1991, between Petaquilla Minerals Ltd. and Teck Corporation
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4.H.	Heads of Agreement dated November 7, 1994, between Petaquilla Minerals Ltd., Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.N.	Employment Agreements dated July 1, 1995, between Petaquilla Minerals Ltd. and Messrs. Idziszek, Stewart, Fifer and Mallo
*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 89

Exhibit Number	Description of Document

*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
*8	Subsidiaries of Petaquilla Minerals Ltd.
11.A	Code of Business Ethics and Conduct dated May 31, 2008
11.B	Whistle-Blower Policy dated May 31, 2008
*12.A	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
*12.B	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.C	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.D	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 90

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on amended Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 25th day of November, 2008.

PETAQUILLA MINERALS LTD.

By: /s/ Richard Fifer

By: /s/ Bassam Moubarak

Richard Fifer, President and Chief Executive Officer

Bassam Moubarak, Chief Financial Officer

(principal executive officer)

(principal financial and accounting officer)

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 91

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 92

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 93

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 94

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 95

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 96

Waivers of the Code of Business Ethics and Conduct

Petaquilla may waive certain provisions of the Code.  Waivers may be granted only formally by the Board of Directors via Directors’ Resolution, and disclosed to shareholders, as appropriate.

This Code of Business Ethics and Conduct was adopted by the Board of Directors of Petaquilla Minerals Ltd. on the 31st day of May, 2008.

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Date of Last Update:

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 97

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

Unfair discrimination in the course of the employment or provision of services

•

Any other similar acts

You can discuss these types of concerns with the Chairman of the Audit Committee or the Chief Financial Officer.  Alternatively, you can file a report, an anonymous report if you wish, with an independent third party, at the numbers listed below without fear of reprisal:

Do you have a question, a concern, or wish to file a report?

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 98

CALLS FROM CANADA AND THE UNITED STATES Call the Whistle-Blower Hotline controlled by an independent third party at: 1-877-749-2924 (you may remain anonymous if you choose to)	OR

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 99

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 100

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

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Policy Approval Date:	2008 March 1
Last Revision Date:	2008 May 31

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 101

EXHIBIT 13.A

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on amended Form 20-F for the 13 months ended May 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard Fifer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 102

EXHIBIT 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on amended Form 20-F for the 13 months ended May 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bassam Moubarak, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 103

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

Date:

November 25, 2008

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 104

By:

/s/ Richard Fifer

Richard Fifer

President and Chief Executive Officer

(principal executive officer)

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 105

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

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 106

Date:

November 25, 2008

By:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

(principal financial officer)

Amended Form 20-F for 13-Month Period Ended 2008 May 31	Page 107

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