Form 20-F
period 2009-05-31
PETAQUILLA MINERALS LTD
filed 2009-09-08
CIK 947121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

                            May 31, 2009

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

________________________________

For the transition period from __________________ to ____________________

Commission file number:

000-26296

Petaquilla Minerals Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant's name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Bassam Moubarak, telephone (604) 694-0021, facsimile (604) 694-0063,

Suite 410, 475 West Georgia Street,Vancouver, British Columbia, Canada V6B 4M9

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Form 20 F for Fiscal Period Ended 2009 May 31	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None	Not applicable

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

               96,040,121

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

☑  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes  ☐  No

Form 20 F for Fiscal Period Ended 2009 May 31	Page 2

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

☑  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☑  No

_____________________________________________________________________________________

Form 20 F for Fiscal Period Ended 2009 May 31	Page 3

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	8
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	10
	INTRODUCTION	12
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	12
	CURRENCY PRESENTATION	13

PART 1		14

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	14

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	14

ITEM 3.	KEY INFORMATION	14
3.A.	Selected Financial Data	14
3.B.	Capitalization and Indebtedness	15
3.C.	Reasons for The Offer and Use of Proceeds	15
3.D.	Risk Factors	15
	We face risks related to our operations in foreign countries.	16
	Our operations are subject to environmental and other regulation.	16
	Risks related to mining operations could adversely affect our business.	17
	Potential delays in the advancement of the Molejon gold deposit and cost overruns may occur.	18
	We have limited experience with development-stage mining operations.	18
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.	19
	We are dependent upon additional funding in order to sustain our operations.	19
	We have a history of losses, an accumulated deficit and a lack of revenue from operations and there is substantial uncertainty regarding our ability to continue as a going concern.	19
	We have a history of material weaknesses at our subsidiaries.	20
	The requirements of the Ley Petaquilla may have an adverse impact on us.	20
	Our directors may have conflicts of interest.	21
	Increased costs to procure labour and materials may affect expenditures relating to potential future production.	21
	We face strong competition for the acquisition of mining properties.	21
	Our common shares are subject to penny stock rules, which could affect trading in our shares.	21
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling person and officers.	21
	If we are characterized as a Passive Foreign Investment Company (“PFIC”), our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.	22
ITEM 4.	INFORMATION ON OUR COMPANY	22
4.A.	History and Development of Our Company	22
	Molejon Property – Panama	23
	Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years	24

Form 20 F for Fiscal Period Ended 2009 May 31	Page 4

	Current Capital Expenditures and Divestitures	24
	Public Takeover Offers	24
4.B.	Business Overview	24
4.C.	Organizational Structure	25
4.D.	Property, Plants and Equipment	27
	Mineral Concession Lands	27
	Introduction	27
	Property Location	27
	Location, Access & Physiography	29
	Plant and Equipment	30
	Title	30
	Exploration History	31
	Outlook – 2010	35
	Regional and Local Geology	35
	Mineralization	36
	Doing Business in Panama	36

ITEM 4A.	UNRESOLVED STAFF COMMENTS	39

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
5.A.	Operating Results	39
	12 Months Ended May 31, 2009, Compared to 12 Months Ended May 31, 2008	42
	One Month Ended May 31, 2008, Compared to One Month Ended May 31, 2007	44
	12 Months Ended April 30, 2008, Compared to 12 Months Ended April 30, 2007	45
	Three Months Ended April 30, 2008, Compared to Three Months Ended April 30, 2007	46
	12 Months January 31, 2007, Compared to 12 Months Ended January 31, 2006	47
5.B	Liquidity and Capital Resources	48
	May 31, 2009, Compared with May 31, 2008	49
	May 31, 2008, Compared with April 30, 2008	50
	April 30, 2008, Compared to April 30, 2007	51
	April 30, 2007, Compared to January 31, 2007	51
5.C.	Research and Development, Patents and Licenses, etc.	52
5.D.	Trend Information	52
5.E.	Off-Balance Sheet Arrangements	52
5.F.	Tabular Disclosure of Contractual Obligations	52

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
6.A.	Directors and Senior Management	54
6.B.	Compensation	55
	Cash and Non-Cash Compensation – Directors and Officers	55
	Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2009	56
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	57
	Defined Benefit or Actuarial Plan Disclosure	57
	Termination of Employment, Change in Responsibilities and Employment Contracts	57
	Directors	58
6.C.	Board Practices	58
6.D.	Employees	59
6.E.	Share Ownership	59

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60
7.A.	Major Shareholders	60
7.B.	Related Party Transactions	61
7.C.	Interests of Experts and Counsel	62
ITEM 8.	FINANCIAL INFORMATION	62

Form 20 F for Fiscal Period Ended 2009 May 31	Page 5

8.A.	Consolidated Statements and Other Financial Information	62
8.B.	Significant Changes	62

ITEM 9.	THE OFFER AND LISTING	62
9.A.	Offer and Listing Details	62
9.B.	Plan of Distribution	64
9.C.	Markets	64
9.D.	Selling Shareholders	64
9.E.	Dilution	64
9.F.	Expenses of the Issue	64

ITEM 10.	ADDITIONAL INFORMATION	65
10.A.	Share Capital	65
10.B.	Memorandum and Articles of Association	65
10.C.	Material Contracts	66
10.D.	Exchange Controls	67
10.E.	Taxation	69
	Material Canadian Federal Income Tax Consequences	69
	Dividends	69
	Capital Gains	69
	Material United States Federal Income Tax Consequences	70
	U.S. Holders	70
	Distributions on our Common Shares	70
	Disposition of our Common Shares	71
	Passive Foreign Investment Company	71
	Foreign Tax Credit	72
	Controlled Foreign Corporation	73
	Information Reporting; Backup Withholding	73
10.F.	Dividends and Paying Agents	73
10.G.	Statement by Experts	73
10.H.	Documents on Display	73
10.I.	Subsidiary Information	74

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75

PART II		75

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15.	CONTROLS AND PROCEDURES	76

ITEM 16.	[RESERVED]	77
ITEM 16.A.	Audit Committee Financial Expert	78
ITEM 16.B.	Code of Ethics	78
ITEM 16.C.	Principal Accountant Fees and Services	78
ITEM 16.D.	Exemptions From the Listing Standards for Audit Committees	79
ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	80
ITEM 16.F.	Change in Registrant’s Certifying Accountant	80
16.G.	Corporate Governance	80

Form 20 F for Fiscal Period Ended 2009 May 31	Page 6

Form 20 F for Fiscal Period Ended 2009 May 31	Page 7

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

cutoff grade

the deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit calculations and below which material is considered waste.  May be either an external cutoff grade, which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade, which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates;

diamond drill

a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid sample (drill core) of the material that is drilled;

epithermal

a term applied to those mineral deposits formed in and along fissures or other openings in rocks by deposition at shallow depths from ascending hot solutions;

exploration Information

geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit;

indicated mineral resource

that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

inferred mineral resource

that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

junior resource company

as used herein means a company whose mineral resource properties are in the exploration phase only and which is wholly or substantially dependent on equity financing or joint ventures to fund its ongoing activities;

measured mineral resource

that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

Form 20 F for Fiscal Period Ended 2009 May 31	Page 8

mineral deposit, deposit or mineralized material

a mineralized body which has been physically delineated by sufficient drilling,  trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such  a deposit does not qualify under standards of the Securities Exchange Commission as a commercially mineable ore body or as containing ore reserves, until final legal, technical and economic factors have been resolved;

mineral reserve

the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined;

mineral resource

a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

open pit mining

the process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit;

ore

a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated;

ounces

troy ounces;

oz/tonne

troy ounces per metric ton;

ppb

parts per billion;

ppm

parts per million;

porphyry deposit

a disseminated mineral deposit often closely associated with porphyritic intrusive rocks;

preliminary feasibility study

a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve;

Form 20 F for Fiscal Period Ended 2009 May 31	Page 9

probable mineral reserve

the economically mineable part of an Indicated mineral resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Such Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

proven mineral reserve

the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Such Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

qualified person

an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association;

stockwork

a rock mass so interpenetrated by small veins of ore that the whole must be mined together.  Stockworks are distinguished from tabular or sheet deposits, (i.e. veins or beds), which have a small degree of thickness in comparison with their extension in the main plane of the deposit;

strike length

the longest horizontal dimensions of a body or zone of mineralization;

stripping ratio

the ratio of waste material to ore that is experienced in mining an ore body;

tonne

metric ton (2,204 pounds).

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 10

Accordingly, information contained in this Annual Report on Form 20-F (the “Annual Report”) contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 11

INTRODUCTION

Petaquilla Minerals Ltd. is organized under the British Columbia Business Corporations Act.   In this Annual Report on Form 20-F (the “Annual Report”), “Petaquilla”, “we”, “our” and “us” refer to Petaquilla Minerals Ltd. and its subsidiaries unless otherwise indicated or if the context otherwise requires.   We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.

Our principal corporate offices are located at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada  V6B 4M9.   Our telephone number is 604-694-0021.

We file reports and other information with the Securities and Exchange Commission (the “SEC”) located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing its website located at www.sec.gov.  Further, we file reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”); you may access our reports filed on SEDAR by accessing the following website: www.sedar.com.

The information set forth in this Annual Report on Form 20-F is as at August 28, 2009, unless an earlier or later date is indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking information and forward-looking statements as defined in applicable securities laws.  These statements relate to future events or our future performance.  All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver  and other minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations; risks related to joint venture operations; actual results of current exploration activities;  conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Annual Report.  Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 12

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

Forward-looking statements in this Annual Report are as of August 28, 2009.  We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY PRESENTATION

This Annual Report contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “CAD$”.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 13

PART I

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

ITEM 3.  KEY INFORMATION

3.A.  Selected Financial Data

The following tables summarize our selected financial data prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled for measurement differences to United States generally accepted accounting principles (“U.S. GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.  Note 29 of our consolidated financial statements, included with this filing, sets forth the material variations in U.S. GAAP.  Results for the periods presented are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		12 Months	1 Month	12 Months	3 Months	12 Months
		Ended	Ended	Ended	Ended	Ended
		May 31	May 31	April 30	April 30	January 31
		2009	2008(2)	2008(2)	2007(2)	2007(2)	2006(2)	2005(2)
(a)	Total revenue	$0	$0	$0	$0	$0	$0	$0
(b)	(Loss) before extraordinary items (1)
	Total	$(21,099,866)	$(5,544,998)	$(16,111,007)	$(8,492,639)	$(30,712,592)	$(3,948,102)	$(1,388,449)
	Per Share(1)	$(0.22)	$(0.06)	$(0.17)	$(0.09)	$(0.40)	$(0.06)	$(0.03)
(c)	Total assets	$81,543,823	$71,208,177	$58,789,331	$24,981,649	$22,743,078	$9,279,398	$1,607,006
(d)	Total long-term debt	$52,939,642	$30,939,670	$1,367,249	$631,775	$739,159	$0	$0
(e)	Total shareholder equity (deficiency)	$(8,920,288)	$14,606,134	$18,765,944	$14,370,149	$18,647,224	$8,798,091	$1,523,766
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	96,040,121	95,958,641	95,958,641	89,876,951	89,367,031	70,246,303	51,264,537
(h)	Net earnings (loss) for the period
	Total	$(21,099,866)	$(5,544,998)	$(16,111,007)	$(8,492,639)	$(30,712,592)	$(3,948,102)	$(1,388,449)
	Per Share(1)	$(0.22)	$(0.06)	$(0.17)	$(0.09)	$(0.40)	$(0.06)	$(0.03)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

(2)    Prior years’ numbers have been restated to reflect a change in accounting policy and change in reporting currency.  See Item 5.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 14

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		12 Months	1 Month	12 Months	3 Months	12 Months
		Ended	Ended	Ended	Ended	Ended
		May 31	May 31	April 30	April 30	January 31
		2009	2008(2)	2008(2)	2007(2)	2007(2)	2006(2)	2005(2)
(a)	Total revenue	$653,941	$0	$0	$0	$0	$0	$0
(b)	(Loss) before extraordinary items
	Total	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836)	$(35,682,285)	($4,587,747)	($1,387,663
	Per Share (1)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	$(0.46)	($0.08)	($0.03)
(c)	Total assets	$26,542,454	$37,419,662	$36,108,361	$19,470,848	$19,202,974	$9,106,918	$1,607,006
(d)	Total long-term debt	$60,100,299	$17,303,337	$1,367,249	$631,775	$739,159	$0	$0
(e)	Total shareholders’ equity (deficiency)	$(70,709,608)	$(5,546,048)	$(3,915,026)	$8,859,348	$15,107,120	$8,625,611	$1,523,766
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	96,040,121	95,958,641	95,958,641	89,876,951	89,367,031	70,246,303	51,264,537
(h)	Net earnings (loss) for the period
	Total	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836)	$(35,682,285)	($4,587,747)	($1,387,663
	Per Share(1)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	($0.46)	($0.08)	($0.03)

 (1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

 (2)   Prior years’ numbers have been restated to reflect a change in reporting currency.  See Item 5.

We have not declared or paid any dividends since incorporation and we do not anticipate doing so in the foreseeable future.  Our present policy is to retain all available funds for use in our operations and the expansion of our business.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 15

A risk analysis has as yet to be completed for the Molejon deposit.  While it is possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors.  Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on our financial condition and results of operations.

We face risks related to our operations in foreign countries.

Currently our only properties are located in Panama, a country with a developing mining sector but no commercially producing mines.  Consequently, we are subject to and our mineral exploration and mining activities may be affected in varying degrees by certain risks associated with foreign ownership, including inflation, political instability, political conditions and government regulations.  Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business.  Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use and mine safety and renegotiation or nullification of existing concessions, licenses, permits and contracts.  In particular, the status of Panama as a developing country may make it more difficult for us to obtain any required production financing for our properties from senior lending institutions.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or profitability.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 16

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.  However, Autoridad Nacional del Ambiente (“ANAM”), Panama’s national environmental authority, has established certain conditions to be met before we can place the Molejon property into commercial production as a mine.  We have yet to satisfy all of these conditions, and discussions are underway with ANAM to arrive at a consensus on the final conditions to be met.  Our position is that Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession, takes precedence over the resolutions of ANAM, and that we are in compliance with the Ley Petaquilla.  The Supreme Court of Panama has issued an order suspending the implementation of a fine levied in 2008 against us by ANAM.  There is no guarantee that ANAM will not purport to levy further fines against us, claiming breaches of the environmental statutes and policies of Panama, in the event that we proceed to commercial production without having satisfied conditions set out by ANAM.  We intend to strictly comply with the Ley Petaquilla, including the environmental provisions thereof, and will vigorously oppose any such action by ANAM.

There are currently no producing mines in Panama and various independent environmental groups or individuals would like to prevent mining in Panama.  As such, our operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

Risks related to mining operations could adversely affect our business.

We are engaged in the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Our property interests are in the exploration stage and are without a known body of commercial ore.  Although an open pit mine is planned and construction of a gold plant is nearing completion at the Molejon gold property for the processing of gold-bearing ores, there is no guarantee we will realize any profits in the short to medium term.  Any profitability in the future from our business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Should our mineral properties reach the developing stage, we will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Our ability to meet timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties and such delays could materially adversely affect our financial performance.

The business of gold mining is subject to a variety of risks such as cave-ins and flooding, environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, the discharge of toxic chemicals, gold bullion losses and other hazards.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delays in production, increased production costs, monetary losses and possible legal liability.  We have obtained insurance in amounts that we consider to be adequate to protect ourselves against certain risks of mining and  processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.  We may become subject to liability for hazards against which we cannot insure ourselves, or against which we are inadequately insured or against which we may elect not to insure because of premium costs or other reasons.  In particular, we are not insured against all forms of environmental liability.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 17

Further activities on the Molejon gold property for completion of construction of mill facilities and commencement and continuation of production will require additional approvals, permits and certificates of authorization from different government agencies on an ongoing basis.  Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings.  The duration and success of permitting efforts are contingent upon many variables not within our control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by us.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

Although the ore resource and mineral deposit figures included herein have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be  legally and economically exploited.   Mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters and until reserves or mineralization are actually mined and processed, the quantity of mineralization and resource grades must be considered estimates only.

Further exploration, drilling and other engineering analyses are required in order to have any of our resources classified as proven reserves.  Estimates of reserves, mineral deposits and potential future production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly exploration of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Potential delays in the advancement of the Molejon gold deposit and cost overruns may occur.

Whilst the Molejon gold deposit development is underway, costs for required equipment remain under review and may escalate beyond original estimates. This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates. There is no guarantee the Molejon gold project will, after more development and engineering work is completed, together with required capital equipment purchases, be an economically feasible production opportunity.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 18

Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same.  Factors beyond our control may affect the marketability of any substances discovered.  Gold prices have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond our control, including international economic and political trends, expectations with respect to the rate of inflation, currency exchange rates, interest rates, global and regional consumption patterns and economic crises, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to gold holdings by a nation or its citizens.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  There can be no assurance that the price of recovered minerals will be such that our properties can be mined at a profit.

We are dependent upon additional funding in order to sustain our operations.

We have only generated cash of $653,941 from the sale of gold and silver in the past and, although we are preparing for production at the Molejon gold property, cash flow to satisfy our operational requirements, debt repayments and cash commitments is not guaranteed from the operations of the Molejon gold plant.  In the past, we have relied on sales of equity securities or debt financing to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements, debt repayments and cash commitments.

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

We have a history of losses, an accumulated deficit and a lack of revenue from operations and there is substantial uncertainty regarding our ability to continue as a going concern.

In their report on the consolidated financial statements for the period ended May 31, 2009, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

We have incurred net losses to date.  As at May 31, 2009, we had an accumulated operating deficit of $119,774,936, a shareholders’ deficit of $8,920,288 and for the 12-months ended May 31, 2009, incurred a loss of $21,099,866 from continuing operations.  Continuing operations are dependent on us achieving profitable operations and being able to raise capital, if and when necessary to meet our obligations and repay liabilities when they come due.

We have not yet had any revenue from the exploration activities on our properties.  The Molejon gold property is our most advanced property.  Even if we generate future revenue from any of our properties, including the Molejon gold property, we may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future and recent significant increases in gold commodity prices may not be sustainable.  As such, they may not be reliable as indicators of future consistent realizable values, should any of our mineral deposits reach commercial production.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 19

We did not generate revenue from operations during the 12 months ended May 31, 2009, the one month ended May 31, 2008, the 12 months ended May 31, 2008, the three months ended April 30, 2007, and the 12 months ended January 31, 2007.  Expenses for the 12-months ended May 31, 2009, were $25,603,711, a decrease from $29,284,791 for the 12-months ended May 31, 2008.

We are executing a business plan to allow us to continue as a going concern, which is to achieve profitability through cost containment and increased revenues.  We have reduced our losses and intend to reduce them further, ultimately achieving profitability. There is significant uncertainty that we will be successful in executing this plan.  Should we fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve.

During the fiscal year ended May 31, 2009, we raised an additional $27,750,000 in gross proceeds by completing our senior secured notes debt financing.  We followed with the completion of a supplemental senior secured notes debt financing of $20,000,000 in gross proceeds and a convertible senior secured notes debt financing of $40,000,000 in gross proceeds.  In addition, we raised $43,238,852 through the sale of our 20,418,565 common shares of Petaquilla Copper Ltd. and, thus, retired a portion ($43,238,852) of our outstanding senior secured notes.

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

We have a history of material weaknesses at our subsidiaries.

We have a history of material weaknesses at our subsidiaries which resulted in ineffective internal controls.  Our Audit Committee, with the assistance of outside independent counsel, has commenced an internal investigation into the continued non-compliance of our subsidiaries.  Because the internal review is ongoing, we cannot predict the ultimate consequences of the review.

The requirements of the Ley Petaquilla may have an adverse impact on us.

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometres in north-central Panama.  Although we no longer hold an interest in the copper deposits therein, we continue to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs our exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports.  The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the sixth to the tenth years of the concession and $3.50 per hectare thereafter.  Initially, the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders.  The current annual rental is approximately $34,000.  The concession was granted for a 20-year term with up to two 20-year extensions permitted subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by May 2001.  However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest).  In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by us and MPSA was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focuses on the advancement of the Molejon gold deposit by us as commenced in 2006.  Subsequent phases of the Plan are the responsibility of MPSA.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 20

Our directors may have conflicts of interest.

As at August 28, 2009, two of our directors, Robert Baxter and John Cook, are directors of other reporting companies.  While currently none of our directors beneficially owns a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future.  To the extent that these other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to us.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in our best interests.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors primarily consider the potential benefits to us, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have no other procedures or mechanisms to prevent conflicts of interest.

Increased costs to procure labour and materials may affect expenditures relating to potential future production.

The mining industry has been impacted by increased demand for critical resources such as input commodities, mining equipment, milling equipment and skilled labour.  These shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting capital expenditures and mine and mill completion.  These conditions may reoccur in the future and may have an effect on costs of potential future production and the achievement of production targets.

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

Our common shares are classified as “penny stock” as defined in Rule 15g-9 promulgated under the Exchange Act.  In response to perceived abuse in the penny stock market generally, the Exchange Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for our common shares, thus limiting the ability of our shareholders to sell their shares.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 21

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

ITEM 4.  INFORMATION ON OUR COMPANY

4.A.  History and Development of Our Company

Our company, Petaquilla Minerals Ltd., is a British Columbia company engaged in the acquisition, exploration and exploration management of mineral properties with the goal of bringing properties to production.  We were incorporated under the laws of the Province of British Columbia, Canada, on October 10, 1985, by registration of our Memorandum and Articles of Association (the “Articles”) with the British Columbia Registrar of Companies under the name Adrian Resources Ltd.  We changed our name to Petaquilla Minerals Ltd. on October 12, 2004.

Our principal executive office address is Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada.  Our telephone number is (604) 694-0021 and our facsimile number is (604) 694-0063.

We have eleven subsidiaries and one joint venture interest as detailed below:

(i)

We own all of the issued shares of Adrian Resources (BVI) Ltd., which was incorporated in the British Virgin Islands on December 17, 1999.

(ii)

Adrian Resources (BVI) Ltd. owns all of the issued shares of Petaquilla Minerals, S.A., which was incorporated in the Republic of Panama on April 28, 1992, and holds title to certain of our exploration concessions in the Republic of Panama.  Although originally incorporated under the name Adrian Resources, S.A., the name of such subsidiary was changed to Petaquilla Minerals, S.A. on February 3, 2005.

(iii)

Petaquilla Minerals, S.A. owns all of the issued shares of Petaquilla Gold, S.A., a Panamanian corporation formed on August 11, 2005.  Petaquilla Gold, S.A. holds the Molejon gold property interest and other potential gold deposits within the Cerro Petaquilla Concession lands.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 22

(iv)

Petaquilla Minerals, S.A. owns all of the issued shares of Instituto Petaquilla, S.A., a Panamanian corporation which was formed on April 23, 2007, to conduct training and education programs for our personnel.

(v)

Petaquilla Minerals, S.A. owns all of the issued shares of Brigadas Verdes, S.A., a Panamanian corporation which was formed on March 27, 2007, to coordinate and manage reforestation activities.

(vi)

Compañìa Minera Belencillo, S.A., a Panamanian corporation, was formed on September 21, 2005, in accordance with the agreement signed between Petaquilla Minerals, S.A. and Madison Enterprises (Latin American), S.A.  Petaquilla Minerals, S.A. owns 68.88% of Compañìa Minera Belencillo, S.A., which in turn holds a 100% interest in Zone 2 of the Rio Belencillo Concession and 68.88% of Zone 1, subject to an option by Madison Enterprises (Latin American), S.A. to earn a 31.12% interest in Zone 1 of the Rio Belencillo Concession.  On May 7, 2005, we entered into an option agreement with Gold Dragon Capital Management Ltd. (“Gold Dragon”) whereby Gold Dragon could earn a 100% interest in the concession lands by the expenditure of $500,000 over two years on mutually agreed upon property expenditures.

(vii)

Petaquilla Gold, S.A. owns 50.2% of the shares of Petaquilla Infraestructura, S.A. (formerly named Petaquilla Power & Water, S.A.), a Panamanian corporation formed on September 21, 2006, primarily for the purposes of (i) designing, constructing, operating, maintaining and installing equipment and networks for the generation, transmission and commercialization of electrical energy; and (ii) developing projects for the production, distribution and commercialization of potable water.

(viii)

Petaquilla Gold, S.A. also owns all of the issued shares of Aqua Azure, S.A., a Panamanian corporation which was formed on October 10, 2006, to purchase, sell, lease, manage, commercialize and hold investment in various moveable goods.

(ix)

We own all of the issued shares of Petaquilla Infrastructure Ltd., incorporated in British Columbia, Canada, on May 29, 2009.

(x)

Petaquilla Infrastructure Ltd. owns all of the issued shares of Petaquilla Infraestructura Ltd., which was incorporated in the British Virgin Islands on February 21, 2008.

(xi)

Petaquilla Infraestructura Ltd. owns all of the issued shares of Petaquilla Hidro, S.A., a Panamanian corporation formed on October 10, 2008.

(xii)

Petaquilla Infraestructura Ltd. owns all of the issued shares of Panama Central Electrica, S.A., a Panamanian corporation formed on February 16, 2009.

Molejon Property – Panama

Our interest in the Molejon deposit was acquired in 1992 and 1993 through two separate series of transactions and in 2005 by way of an agreement amongst the shareholders of MPSA.  Specifically, in June 2005, the shareholders of MPSA agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Cerro Petaquilla Concession from the copper mineral deposits within the Cerro Petaquilla Concession.  The agreement provided for us, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Cerro Petaquilla Concession, subject to a graduated 5% - 7% Net Smelter Return, based on the future gold price at the time of production, payable to others.

In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by us and MPSA was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession lands and the first phase of the Plan focuses on the advancement of the Molejon gold deposit by us commencing in 2006.  Subsequent phases of the Plan are the responsibility of MPSA, the joint venture company in which we no longer hold an interest.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 23

Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years

As at May 31, 2009, we incurred $60,843,501 in Molejon property expenses which have been capitalized as mineral properties as noted below.

Plant	$47,610,795
Camp	5,252,168
Plant equipment	2,973,133
Reclamation costs	3,458,304
Capitalized interest expense	1,549,101
$60,843,501

Current Capital Expenditures and Divestitures

We have either ongoing or anticipated capital expenditures during the fiscal year ending May 31, 2010.  With respect to the planned exploration and advancement of the Molejon property, we anticipate having capital expenditures of approximately $5,000,000 to $10,000,000 during the fiscal year ending May 31, 2010.  However, such expenditures are subject to further consideration and to our ability to obtain external financing.  There is no assurance that we will be successful in obtaining  such financing.

Public Takeover Offers

During the 12 month period ended May 31, 2009, and during the current fiscal year, we did not receive any public takeover offers from third parties nor did we make any such takeover offers.

4.B.  Business Overview

Molejon Property – Panama

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Our primary focus has been the exploration of the Molejon gold deposit and other mineral properties in the Republic of Panama.  We have not yet generated any revenue from our exploration activities and operations.

The Republic of Panama, through the Ministry of Commerce and Industry, is the regulatory body overseeing the Cerro Petaquilla Concession and potential future development thereof.  Law No. 9, the Ley Petaquilla, passed by the Legislative Assembly of Panama on February 26, 1997, is a project-specific piece of legislation dealing with the orderly development of the Cerro Petaquilla Concession, including the Molejon gold deposit.  The Ley Petaquilla could be amended by the government of Panama through the enaction of a subsequent law but no such law has been enacted since the Ley Petaquilla legislation was adopted in February 1997.  At such time, the Ley Petaquilla granted a mineral exploration and exploitation concession to MPSA, a Panamanian company which was formed in 1997 to hold the 136 square kilometer Cerro Petaquilla Concession.  Our Molejon property comprises approximately 10% of the Cerro Petaquilla lands.

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

There were no competing bidders for the concession at the time the Ley Petaquilla was enacted and the concession was granted for an initial 20-year term with two 20-year extensions permissible subject to the requirements to begin mine development and to make a minimum required investment.  In 2005, we and our former partners in MPSA delivered the Plan to the Government of Panama and the Plan was approved by Ministerial Resolution in September 2005.  Development of the Molejon gold mineral deposit by us, which commenced in 2006 forms the first phase of the Plan.  Subsequent phases of the Plan will be the responsibility of MPSA.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 24

Such government approval of the Plan resulted in the extension of the land tenure for an initial 20-year period which commenced September 2005, subject to MPSA meeting certain other ongoing development and operational conditions.  In addition, pursuant to the Ley Petaquilla, in order to maintain the Cerro Petaquilla Concession in good standing, we and MPSA must continue to meet certain obligations.

The Ley Petaquilla comprises the agreement between the Republic of Panama and the corporation of Minera Petaquilla, S.A. and its affiliates and identifies each party’s rights and obligations.  The majority of our obligations require that the Republic of Panama be provided with a variety of reports, studies and work plans, payment of surface canons, access and use of port installations, evidence of bonding, etc.  An example of an obligation that requires government approvals concerns the environment and states that an Environmental Feasibility Study specific to the project area in which the respective extradition will take place must be submitted to the General Direction of Mineral Resources of the Ministry of Commerce and Industries.  Said study shall be evaluated and its approval, modification or rejection shall be defined within a term of 45 days counted as of the date of its presentation to the General Direction of Mineral Resources.  After the end of this term, if there is no statement from the General Direction of Mining Resources, the Environmental Feasibility Study shall be considered approved.  For complete disclosure of Panama’s requirements, please refer to Exhibit 4.V., Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, attached to this Annual Report.

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Form 20 F for Fiscal Period Ended 2009 May 31	Page 25

CORPORATE ENTITIES
as at August 24, 2009

Existing SHAREHOLDERS
PETAQUILLA MINERALS LTD. [British Columbia corporation]
ADRIAN RESOURCES (BVI) LTD. [British Virgin Islands corporation]
PETAQUILLA INFRASTRUCTURE LTD. [British Columbia corporation]
PETAQUILLA INFRAESTRUCTURA LTD. [British Virgin Islands corporation]
PETAQUILLA HIDRO, S.A. [Panama corporation]
PANAMA CENTRAL ELECTRICA, S.A. [Panama corporation]
PETAQUILLA MINERALS, S.A. [Panama corporation]
Petaquilla Concession Lands
- non-Ley Petaquilla concession lands
- non-Rio Belencillo concession lands
- non-Rio Petaquilla concession lands
- Petaquilla concession lands held by Petaquilla Minerals, S.A. include the Oro del Norte, La Esperanza, Santa Lucia, San Juan, and Oro del Sur concessions
68.88%
COMPANIA MINERA BELENCILLO, S.A. [Panama corporation]
- Rio Belencillo Concession lands
- Rio Petaquilla Concession lands
- These concession lands are subject to the Gold Dragon option agreement.
- Gold Dragon has exercised its option on such lands and is required to pay us by way of Gold Dragon shares which will result in us owning 20% of Gold Dragon.
- Payment by Gold Dragon cannot be "closed" until we are in a position to deliver title to the lands.
INSTITUTO PETAQUILLA, S.A. [Panama corporation]
PETAQUILLA GOLD, S.A. [Panama corporation – holds the Molejon property interest and other potential gold deposits within the Ley Petaquilla Concession lands]
BRIGADAS VERDES, S.A. [Panama corporation]
50.2%
AQUA AZURE, S.A. [Panama corporation]
PETAQULLA INFRAESTRUCTURA, S.A. [Panama corporation]

Form 20-F for Fiscal Period Ended 2009 May

Page 26

Form 20 F for Fiscal Period Ended 2009 May 31	Page 26

4.D.  Property, Plant and Equipment

All of our properties are in the exploration stage and are without a known body of commercial ore.  Although an open pit mine is planned and a gold processing plant is currently being commissioned at the Molejon gold property, we have not begun commercial production and have not generated any revenue from any mineral producing properties in the 12 months ended May 31, 2009.  See also “Item 4.A. – History and Development of Our Company”.

To date, during the process of commissioning the Molejon gold plant, we have produced approximately 15,151 ounces of gold and 5,400 ounces of silver since April 7, 2009.  We expect commercial production to commence in fiscal 2010.

Mineral Concession Lands

Introduction

We are currently focused on bringing our Molejon gold project located on the Cerro Petaquilla Concession to commercial production.  We also hold the rights to 659 square kilometres of virtually unexplored land surrounding the known deposits of the Cerro Petaquilla Concession.

Our concession lands are located approximately 75 miles west of Panama City and six miles from the Caribbean coast within the Donoso District of the Province of Colon in the Republic of Panama.

Property Location

Figure 1
Mineral Property Location Map

A map identifying the various concession lands, including the Cerro Petaquilla Concession held by MPSA and our Molejon gold deposit, follows below as Figure 2.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 27

Figure 2
Concession Map

CONCESSION AREAS

LEGEND
MINERAL AREAS AND DEPOSITS
COMPANY
PETAQUILLA MINERALS LTD.
MINERA PETAQUILLA S.A.
(CONTRACT LAW 89, FEBRUARY 1997)
GOLD DRAGON
CAPITAL MANAGEMENT LTD.
N
Caribbean Sea
PALMILLA
PETAQUILLA
BOTIJA
BOTIJA ABAJO
BRAZO
MOLEJON

Form 20 F for Fiscal Period Ended 2009 May 31	Page 28

Figure 3 is a diagram focusing primarily on the 136-square kilometre Cerro Petaquilla Concession with our Molejon gold deposit area cross-hatched in red:

Figure.3
Cerro Petaquilla Concession

The Cerro Petaquilla Concession is largely held by MPSA although, pursuant to the Molejon Gold Project Agreement dated June 2, 2005 (the “Molejon Gold Project Agreement”), we hold the rights to the Molejon gold deposit found within the concession lands as well as to other gold and precious metal mineral deposits that might be developed within Cerro Petaquilla Concession.  This concession contains a large copper-gold porphyry system and our epithermal gold deposit, Molejon, amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with our Molejon gold deposit.

Our activities are focused on the Molejon gold deposit and the first phase of the Plan submitted by us and MPSA and approved by the government of Panama in 2005.  We have begun construction and advancement of the area for the purposes of extracting ore from the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Cerro Petaquilla Concession and those within our wholly-owned properties surrounding the Cerro Petaquilla Concession.

Location, Access & Physiography

The Cerro Petaquilla Concession is located 20 kilometres inland from the Caribbean coast and elevation within the concession boundaries ranges between 70 metres and 350 metres above sea level.  The Cerro Petaquilla Concession falls within the rainfall shadow of the Continental Divide and the terrain is generally rugged and covered with heavy rainforest vegetation.  The climate of the Cerro Petaquilla Concession is characteristic of tropical rainforests.  Precipitation is high throughout the year with annual rainfall averaging at least 4,700 mm in the concession area.  The heaviest precipitation is evenly distributed from May to December and the months of January to April are typically the driest months.

The Molejon gold property within the Cerro Petaquilla Concession is accessible by road or helicopter.  We have completed construction of the 28-kilometre Llano Grande–Coclesito dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site.  As part of the Llano Grande-Coclesito Road Improvement Project, the Cascajal Bridge has been completed and was inaugurated on January 16, 2007, by the Minister of Public Works of Panama.  An additional bridge spanning the San Juan River has also been completed.  This road replaces a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work.  While the road has initially been designed to provide access to the mine site, it will ultimately comprise part of a future expansion of the national road network connecting communities with the region.  Thirty kilometres of gravel road connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network, and the Pan-American Highway to the south.  This road will also be upgraded to rural paved status as part of ongoing development work.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 29

Plant and Equipment

Currently, a gold-processing surface plant that will initially utilize three ball mills and a carbon-in-pulp processing facility is under construction and near completion.  Ball mills are operational, and construction of leach tanks, carbon-in pulp tanks and pulp and tailings thickeners is complete.  The adsorption, desorption, refinery (ADR) plant building and the cyanide detoxification system are 100% complete.  The carbon, acid wash and elution columns are mounted, the regeneration kiln structure and frames are mounted and six generator sets are in place and functioning.  The emergency pond is complete.  Tailings pond no. 2 is being completed in three stages, of which two have been finalized.  The final construction item – completion of the plant’s crushing system – is expected to be finished in fiscal 2010.  Commissioning of the Molejon gold plant is currently underway.

With respect to the planned exploration and advancement of the Molejon property, we anticipate having capital expenditures of approximately $5,000,000 to $10,000,000 during the fiscal year ending May 31, 2010, with such funds to be used for the third stage of the tailings pond construction, spare parts, supplies and other materials and equipment items as needed.  However, such expenditures are subject to further consideration and to our ability to obtain external financing.  There is no assurance that we will be successful in obtaining such financing.

Figure 4
Molejon Gold Plant

Title

Cerro Petaquilla Concession – Panama

Prior to October 18, 2006, we owned, through our indirect share ownership of MPSA, a 52% interest in the Cerro Petaquilla Concession.  Specifically, our 52% ownership of MPSA was held through our wholly-owned subsidiary of Georecursos Internacional, S.A. (“Georecursos”).  On October 18, 2006, we entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”), whereby we effectively transferred ownership of Georecursos to Copper, and, thereby, our interest in the copper assets within the Cerro Petaquilla Concession lands to Copper.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 30

We retain the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that may be developed within the Cerro Petaquilla Concession and continue to operate under the Ley Petaquilla as does the joint venture company, MPSA.

Molejon Property – Panama

With the above noted and pursuant to the Molejon Gold Project Agreement, the shareholders of MPSA agreed to separate the gold deposit and other precious metal mineral deposits that might be developed from the copper mineral deposits within the Cerro Petaquilla Concession.  Such agreement provides for us, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Cerro Petaquilla Concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to shareholders of MPSA.

Pursuant to the contract law under which the Cerro Petaquilla Concession was granted by the government of the Republic of Panama, we with our then partners delivered the phased Plan to the government of Panama.  In September 2005, the multi-phase Plan submitted to the Government of Panama by us and MPSA was approved by Ministerial Resolution.  This approval resulted in the extension of the land tenure for an initial 20 year period which commenced in September 2005, subject to MPSA meeting certain other development and operational conditions on an ongoing basis. The land tenure provides for two additional 20-year terms that are also subject to MPSA meeting certain other ongoing development and operational conditions.

The Molejon gold mineral deposit, owned 100% by us, forms part of the Cerro Petaquilla Concession lands and the first phase of Plan focuses on the development of the Molejon gold deposit by us which commenced in 2006.  The development of the Cerro Petaquilla copper deposit is included in subsequent phases of the Plan, and is the responsibility of MPSA.

Exploration History

Although the Cerro Petaquilla Concession has been investigated since 1968 when the potential for copper porphyry mineral deposits within the area was first recognized, no former exploration program analyzed the drilling and surface sampling for gold.  As such, the only existing gold data is that accumulated by us.  Drilling to date has shown that the distribution and intensity of gold values within mineralized zones varies directly with areas of elevated copper and depleted molybdenum contents.

Exploration - Results Obtained by Us or on Our Behalf

In October 2005, we received an NI 43-101 compliant mineral resource estimate on the Molejon gold deposit from SRK Consulting (Canada) Inc. (“SRK”).  SRK estimated inferred mineral resources at 0.5 g/t cutoff were 11.2 million tonnes at 2.48 g/t Au.  We used a cutoff grade at 0.5g/t for all resources estimates since other mines in the Central America region have operated profitably at a gold price of $500 per ounce using a resource estimate at such cutoff. Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in the following table.

Table:  Mineral Resource Estimate at 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut -Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

Form 20 F for Fiscal Period Ended 2009 May 31	Page 31

SRK found the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody) and quality assurance/quality control procedures (“QA/QC”) used during the exploration and delineation of the Molejon gold mineralization to be acceptable for resource estimation.

Based on the results of the resource estimate, SRK recommended that we proceed with the planned infill drill program, use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results and complete specific gravity and mineralogical testwork.  Upon completion of this work, a re-estimation of resources would be warranted in preparation for subsequent engineering studies.  Additional metallurgical and geotechnical work was also recommended in preparation for future engineering work.

The October 2005 SRK report represents an increase of 35% over a pre-NI 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

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

During 2006, we also commenced and completed a 14,005-metre diamond-drilling program at the Molejon gold deposit.  The drilling program was threefold.  First, the majority of drilling, or 11,398 metres, consisted of infill drilling in the southern part (the starter pit area) of the deposit to reduce the separation between existing drill holes to 20 to 35 metres.  The Molejon gold deposit was previously diamond drilled in a 124-hole program conducted by Teck Corporation, Inmet Mining Corporation and us (formerly Adrian Resources Ltd.) in 1994-1995 on 50-metre grid lines with 40 to 70 metres between holes.  Second, additional resource drilling totaling 1,627 metres was performed on areas where trenching had identified new targets.  Third, the remainder of the drilling, which consisted of  approximately 980 metres focused on condemnation drilling and established the location for the 2,200 tonne per day plant currently being constructed.  Geotechnical drilling was also performed in order to characterize construction conditions.

One of our objectives when we commenced the 2006 drill program was to confirm the location of the starter pit and to upgrade SRK’s October 2005 inferred mineral resource estimate to an indicated and measured category.  In April 2007, we received an NI 43-101 compliant gold resource estimate completed by AAT Mining Services (AquAeTer, Inc. d/b/a AAT Mining Services) that significantly upgraded the prior resource estimate of 893,000 ounces of inferred gold ounces.  The new resource calculation outlined 405,141 ounces of measured resources, 109,192 ounces of indicated resources and 361,011 ounces of inferred resources at the Molejon Gold deposit.  AAT Mining Services also estimated that 179,934 ounces of the measured and indicated ounces contained in the low-grade material have potential for blending with the high-grade to achieve an optimum mill feed without loss of resources. Moreover, drilling confirmed the high-grade area of 1.667 mm tonnes grading 5.0 g/tonne at a cutoff grade of 2.5 g/tonne.

Category	Tonnage	Cut-off (g/tonnes)	Average Grade	Ounces
Measured	6.846 Mio	0.5	1.84	405,141
Indicated	3.121 Mio	0.5	1.09	109,192
Inferred	10.473 Mio	0.5	1.07	361,011

The 361,011 ounces of gold presently defined as inferred resources are currently being evaluated by infill drilling to 25 metre centres with an aim to convert this resource to measured and indicated resources for the Molejon Gold Plant Expansion Feasibility Study. Most of these mineralized drill holes are 50 to 75 metres away from measured and indicated mineralized resources.  The on-site Qualified Person, Sean C. Muller, P. Geo., observed and verified that the 2006 drilling and laboratory procedures on the Molejon gold project met or exceeded NI 43-101 standards.  Strict quality assurance and quality control protocols were defined and implemented under his supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

More than 120 new test holes were used to update SRK’s October 2005 resource estimate.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 32

The second objective was to test for additional mineralization.  The additional resource drilling discovered another deeper mineralization trend north of the known resource at the Molejon property. This new trend, known as the NW Deep, exhibits two cohesive blocks of mineralization, one near the surface and another at a depth of approximately 100 metres. The extension of the known mineralization trends to the NNE, and the WSW continues to be extended through step-out drilling.

The third objective was to confirm the location of the gold processing plant.  Thus, condemnation drilling was conducted to ensure that ore zones do not underlie the proposed plant, related infrastructure and tailings impoundment sites.

In addition, the results obtained from both the 1994-1995 and 2006 diamond-drilling programs will be used to assist in the completion of pit modeling and a feasibility study.

In early 2007, we continued drilling by commencing a minimum 40,000 metre exploration and development diamond-drill program focusing on the 20 square kilometer area knows as the El Real Trend, which includes our 100% owned Molejon deposit and Copper’s Botija Abajo/Brazo project zones, and which is open in three directions.  In August and September 2007, we released results and details concerning this drill program along the El Real copper gold trend.  At the time, we and Copper had jointly been active in five different zones in the Cerro Petaquilla Concession with six drill rigs working on the El Real mineralized gold and copper trend between Molejon and Botija Abajo/Brazo.  Results from several drill holes indicated the zone may be much larger in size than previously estimated, that the area had a new silver zone and confirmed the mineralized trend between the Botija Abajo, Botija Abajo West, Brazo and Molejon open pit. The overall goal of this large scale, wide spaced drill program was to identify and delineate the many targets on the El Real Trend and tie the Botija Abajo/Brazo zone to the Molejon open pit gold deposit.

Two drill rigs were also working on a new extension of the Molejon deposit in the North Central zone outside of the current pit outline. Drill hole 332, included in the first results from this program and located within the south-western part of the current pit design, intercepted high grade mineralization near the surface: 9 metres @ 17.24g/t Au. In addition, deep mineralization found in several holes confirmed our structural model and indicated a significant extension of known mineralized breccias outside of the current designed pit limits. The results offered encouraging support for our stated goal of increasing resources.  The new hole locations were designed to test mineralization trends suggested by recent resource modeling.  Results from several holes located within the south-western part of the current pit indicated a significant volume of near surface, higher grade material in an area drilled previously on a wide spacing and previously interpreted as a lower grade zone. The results supported upgrading previously low grade material, with new higher grade intervals.

In October 2007, we announced the results of an updated NI 43-101 compliant gold resource estimate based on results obtained through September 2007.  AAT Mining Services has estimated a total measured resource of 532,801 ounces and an indicated resource of 223,785 ounces at the Molejon gold deposit (see table below).  Additionally, an inferred resource of 342,111 ounces at an average grade of 0.872 g/t above a cutoff of 0.5 g/t was estimated. The 123,000 indicated resource ounces of gold delineated at the nearby Botija Abajo deposit through June 2007 increases the total gold resources at the global Molejon project by 40% since the last resource estimate announced in April 2007.

Measured

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	9,445,109	1.75	16,571,712	532,801

Form 20 F for Fiscal Period Ended 2009 May 31	Page 33

Indicated

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	6,281,558	1.11	6,960,417	223,785

Inferred

Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Total	12,209,004	0.872	10,640,672	342,111

Another 342,111 inferred ounces have been geostatistically shown in a new area northwest of the Molejon measured and indicated resources.

In 2006, about 500,000 ounces of gold were in the inferred category of which over 50% were converted to measured and indicated resources by infill drilling in 2007.  Over 22,000 metres were cored at Molejon in 2007 bringing the total drilling along the gold trend to about 40,000 metres since the beginning of the program in 2006.  As at October 18, 2007, seven rigs were currently drilling in the area, three in Molejon and four elsewhere along the El Real trend.

The recent modeling effort included a complete review of the drilling, geology, sampling methods and approach, sample preparation, analysis, security (chain of custody) and QA/QC procedures used during the exploration of the Molejon gold deposit.  The on-site independent qualified person, Sean C. Muller, P. Geo., a Qualified Person under NI 43-101, oversaw the drilling program ensuring that the appropriate quality assurance protocols were being followed and that the data was being qualified under strict quality controls. He observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision, including the submission of blanks, standards and duplicate core samples to the laboratory.

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

The independent Qualified Person, Cathryn Stewart, P. Geo., verified that recent drilling, sample preparation and laboratory procedures utilized for the Molejon project met NI 43-101 standards. Strict QA/QC protocols have been defined and implemented for the submission of blanks, standards and duplicate core samples to the laboratory.  Samples were analyzed at ALS Chemex Labs Ltd.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 34

During the fiscal year ended May 31, 2009, our exploration activity decreased as the majority of our resources were focused on the construction of the Molejon gold plant. Nonetheless, we obtained permits from local environmental authorities to establish satellite exploration camps across our concessions and construction of a regional base camp and several field camps has been completed.

Outlook - 2010

We are focusing on bringing our Molejon gold deposit to production and are currently in the process of commissioning the mill.  In addition, with the establishment of base camps and logistics across our other concessions, we plan to expand our exploration efforts during the fiscal year ending May 31, 2010.

Regional and Local Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits.

Andesitic tuffs and flows of presumed early to middle Tertiary age cover the majority of the Cerro Petaquilla Concession lying at the southern limit of a 400 square kilometre batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence.  The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite.  The Petaquilla and Botija deposits are centered on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

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

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centred four kilometres apart on an east-west trend within the Cerro Petaquilla Concession.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

The Petaquilla deposit is largely hosted by porphyritic granodiorite below its intrusive contact with andesite forming a flat-lying to gently dipping sheet, trending east-west and dipping to the north.  It has been drilled for 1,600 metres along strike and remains open along strike to the south, east and west and at depth.

The Valle Grande deposit is hosted dominantly by prophyritic granodiorite and, similar to the Petaquilla deposit, is a flat-lying sheet, trending northwest-southeast and dipping to the north.  It has been drilled for 2,400 meters along strike and is considered to have limited expansion potential.

The Botija deposit trends east-west and dips 20-30 degrees to the north or northeast.  It has been intersected by drilling along strike for 1,800 metres and up to 600 metres down dip. The Botija deposit remains open near the surface to the south, along strike to the east and the west, and in many places at depth both vertically and down dip to the north.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 35

The general geology of the Molejon epithermal gold target is dominated by volcanic and subvolcanic intrusives, including massive andesite flows, feldspar-porphyritic andesite flows, andesitic tuffs and andesitic agglomerates.  This volcanic package has been intruded by feldspar-quartz porphyry and feldspar porphyry units.  A northeast trending fault is believed to be the major structural control for the emplacement of the hydrothermally altered quartz-carbonate breccia.

Mineralization

Mineralization at the nearby Petaquilla, Valle Grande and Botija deposits is largely concentrated within potassic or phyllic altered porphyritic intrusives of granodioritic composition.  Volcanic-hosted copper mineralization, associated with strong biotite alteration, is widespread at the Petaquilla deposit and contributes significantly to its tonnage.  Mineralization in each deposit consists of chalcopyrite and pyrite as disseminations, within quartz veinlets and filling brittle, irregular fractures.  Pyrite content generally decreases with higher grade copper mineralization and increases towards the periphery of the deposits.  Chalcopyrite occurs most commonly as very fine disseminations within an altered intrusive matrix or biotite hornfels.  It is often associated with magnetite and/or chlorite or biotite altered mafic minerals, most notably in lower-grade sections of propylitic alteration.  Stockwork quartz veinlets are best developed within potassic alteration, where they crosscut pervasive silicification.  The irregular fracture-filling style of copper mineralization, which locally approaches a sulphide net, is largely confined to biotite-altered andesite at the Petaquilla deposit.  This is cut in places by narrow quartz-chalcopyrite veins which have developed bleached selvages of biotite destruction.  A fourth style of mineralization, consisting of chalcopyrite and pyrite coatings along steep, widely spaced cooling joints is confined to granodiorite along the eastern periphery of the Botija deposit.

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

At our Molejon deposit, epithermal gold-silver mineralization occurs within structurally controlled zones of hydrothermal quartz-carbonate breccia and the fractured and altered rocks marginal to the quartz-carbonate breccia.  Assay boundaries of gold-silver mineralization are not sharply constrained by geological contacts.  Highest grade mineralization usually occurs in the quartz-carbonate breccia but economic mineralization also occurs in feldspar-quartz porphyry, and more rarely in feldspar-porphyritic andesite flows.

Doing Business in Panama

The following briefly summarizes our understanding of the economic and political climate in Panama based on research and information compiled by us from various sources that we believe to be reliable.

Democracy was restored in Panama in December 1989, following the invasion of Panama by the U.S. military.  In May 1994, Panama held its first democratic elections in almost 30 years.  Pursuant to the constitution of Panama, the president of the country holds office for five years.  Therefore, elections were subsequently held in May 1999, 2004, and, most recently, in May 2009.   On May 3, 2009, Ricardo Martinelli won Panama’s presidential election, reversing a recent trend of left-wing victories in Latin America.

Ricardo Martinelli and his right-wing alliance led by his Democratic Change party won 61% of the vote and took office on July 1, 2009.  Mr. Martinelli’s business experience impressed voters worried about their livelihoods in a global recession that has stunted Panama’s recent strong economic growth.  Panama's U.S. dollarized economy has led Latin America with growth of near or above 10% in recent years, fueled by U.S.-Asia trade through Panama’s transoceanic canal and robust banking activity.  However, Panama last year suffered its highest inflation levels since the early 1980s.  Since such time, inflation has slowed as economic growth has slowed.  Growth in 2009 could slow to 3% or less as the global crisis affects credit and shipping.

Mr. Martinelli, a U.S.-educated, political conservative and self-made businessman leads a business empire including supermarkets, banks and agricultural firms, and has promised a massive public works program to return Panama to growth.  Potential projects have included construction of ports, highways and a Panama City subway.  In general, Mr. Martinelli was viewed as more supportive of business than other candidates.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 36

Although launched by the former Panamanian president, Martin Torrijos, and his Democratic Revolutionary Party, Mr. Martinelli will oversee the $5.25 billion expansion of the Panama Canal.  The expansion programme, scheduled to be completed in 2014, aims to increase the capacity of the Panama Canal, making it large enough to accommodate supertankers and the largest container ships.

Panama has long had close ties to the United States, which built the Panama Canal and ousted dictator General Manuel Noriega in 1989.

We note that the comparative sovereign rating for Panama by The Economist Intelligence Unit is in the mid-range, both globally and regionally, as shown below.  The sovereign rating measures the risk of a build-up in arrears of principal and/or interest on foreign- and/or local-currency debt that is the direct obligation of the sovereign or guaranteed by the sovereign.

Countries	Month	Score	Overall Country Risk Rating (AAA=least risky, D=most risky)	Outlook
Argentina	June 2009	66	CCC	Negative
Bolivia	June 2009	58	B	Negative
Brazil	June 2009	46	BB	Stable
Chile	June 2009	28	A	Stable
Columbia	June 2009	47	BB	Stable
Costa Rica	June 2009	52	B	Stable
Ecuador	June 2009	77	CC	Negative
Guatemala	June 2009	47	BB	Stable
Honduras	June 2009	59	B	Negative
Mexico	June 2009	42	BBB	Negative
Panama	June 2009	47	BB	Negative
Peru	June 2009	39	BBB	Stable
Venezuela	June 2009	60	B	Negative
Rating Band Characteristics
AAA	Capacity and commitment to honour obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honour obligations not in question.
A	Capacity and commitment to honour obligations strong.
BBB	Capacity and commitment to honour obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honour obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honour obligations currently, but very susceptible to changes in economic climate
CCC	Questionable capacity and commitment to honour obligations. Patchy payment record.
CC	Somewhat weak capacity and commitment to honour obligations. Patchy payment record. Likely to be in default on some obligations.
C	Weak capacity and commitment to honour obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honour obligations. Poor payment record. Currently in default on significant amount of obligations.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 37

The Code of Mineral Resources of the Republic of Panama has been subject to substantial modifications, among which the most important are Law No. 3 of January 28, 1988, and Law No. 32 of February 9, 1996.  The main purpose of such amendments was to simplify the procedure for filing the necessary petitions to obtain concessions, either for conducting mining exploration or mining extraction operations and property rights over the minerals extracted.  These amendments grant total exemption from import taxes and customs duties for all equipment, spare parts and materials used in the development of any type of mining operations and there are no export taxes on mineral production.

An exploration concession permits the holder to explore for the minerals specified in the concession.  The rental rates payable by the holder to the Government of Panama are $0.50 per hectare for the first two years, $1.00 per hectare for the third and fourth years and $1.50 for the fifth year and thereafter.  A 2% gross overriding royalty on the value received for all minerals of higher commercial value (e.g. gold and silver) mined from the concession is payable to the government of Panama.

The holder of an exploration concession has the exclusive right to obtain an exploitation concession for the subject area upon determining that the minerals covered by the concession may be produced in commercial quantities through a separate request to the Government of Panama.  Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between $0.75 and $4.00 per hectare.  Rental rates for metallic minerals such as copper, iron, zinc, aluminum and precious metals are $1.00 per hectare for the first five years, $2.00 from the sixth to the tenth year and $3.00 the eleventh year and thereafter.  A 2% gross overriding royalty on the value received for all minerals mined from the concession is payable to the Government of Panama.  However, this overriding royalty will be 4% for minerals of higher commercial value such as gold and silver.

Exploitation concessions generally permit the holder to carry out additional pre-development exploration, to construct all necessary production facilities and to extract, process, store, transport, market and export the minerals subject to the concession so long as production is ongoing.

In 1995, the Panamanian Tax Reform Law was enacted to simplify the corporate income tax rates applicable to income earned in Panama (Law No. 28 of June 20, 1995).  Since June 1995, the corporate income tax rate has been 30%.  In addition to corporate income tax, Panamanian law provides for a dividend tax.  With the exceptions provided for in the Fiscal Code of the Republic of Panama, all corporations must retain 10% of the amounts they may distribute among their shareholders as dividends or share quotas.  In case dividends are not distributed, or the entire amount distributed as dividend or share quota is less than 40% of the net profit of that fiscal period, minus taxes paid by the corporation, the corporation must cover 10% of the remainder.

The Fiscal Code of the Republic of Panama indicates certain expenses which may be deducted from the income tax, applicable to companies conducting mining activities.  Additionally, the Code of Mineral Resources establishes certain expenses related to such activities that may be deducted from income tax as well.

There are currently no significant restrictions on repatriation from Panama of earnings to foreign entities other than the income tax and the dividends tax referred to above.  There are currently no material currency exchange or foreign investment restrictions.

Based on our understanding of current Panamanian environmental laws and regulations, we do not anticipate that such laws will have an adverse material impact on the operations we may conduct in the future.  Based on geochemical analysis and reporting, we anticipate that our Molejon gold project will meet or exceed the effluent and leachate requirements of Panamanian environmental laws and regulations.  We will be using a carbon-in-pulp (“CIP”) floatation process, which allows in process cyanide destruction before effluent is discharged.  This process is inherently safer and more controllable than traditional acid and cyanide open-air heap leach processing.  Any acidity produced at the experimental pH is expected to be buffered by the receiving waters around the Molejon project, which have a pH between 7.4 and 7.8 and total alkalinity between 15 mg/L and 27 mg/L (as CaCO3).  Results for both tails and waste rock leachate indicate that the Molejon project will have net acid neutralizing potential.  The results of the continuous tests showed that the INCO SO2 cyanide destruction method is an efficient process for decreasing the total cyanide concentrations in the Petaquilla CIP leach pulp.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 38

The foregoing laws of general application apply to our Panamanian mineral properties other than the Cerro Petaquilla Concession which is governed primarily by the Ley Petaquilla.  Please refer to “Item 4 - Information on Our Company - B. Business Overview”.

Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars and, as a result, foreign currency fluctuations may be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.

Item 4A. UNRESOLVED STAFF COMMENTS

We have received written comments from the SEC regarding our transition reports for the 13 months ended May 31, 2008, and 15 months ended April 30, 2007, and, as a result of our subsequent review, we identified errors requiring restatement of our financial information and other disclosures.  We have incorporated in this Annual Report the changes pursuant to the SEC’s comments and, as a result, disclosure for the 13 months ended May 31, 2008, and 15 months ended April 30, 2007, has been amended to the one month ended May 31, 2008, 12 months ended April 30, 2008, three months ended April 30, 2007 and the 12 months ended January 31, 2007.

These comments are still unresolved.  We expect to file a Form 20-F/A for the transition period from May 1, 2007, to May 31, 2008, to respond to these comments.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.  Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to a significant extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  We do not currently have any producing properties and our operations on our various properties are currently limited to exploratory searches for mineable deposits of minerals.  We are hopeful that our activities on the Molejon deposit will both expand the reserves and classify the reserves as proven mineral reserves.  However, there is no guarantee such results will be obtained.  During the 12 month period ended May 31, 2009, we were primarily engaged in the continued construction and advancement of our Molejon property in Panama.  As a result, our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control.  See "Item 3 -  Key Information – 3.D. Risk Factors”.

Historically our fiscal year end was January 31.  During the period ended April 30, 2007, we changed our fiscal year end from January 31 to April 30 due to the complexities of the Plan of Arrangement with Copper.  We changed our fiscal year end again in 2008 from April 30 to May 31.  We made this change because we wanted to demonstrate to the Panamanian government that we had sufficient funds to continue work on the mine.

Prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations have been translated into United States dollars up until this date using the current rate method as follows:  all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as accumulated other comprehensive income (“AOCI”), a separate component of shareholders’ equity.  Subsequent to the change in measurement currency described below, the AOCI balance will remain the same until the entities which gave rise to the AOCI balance are disposed of.  In addition, unrealized gains and losses due to movements in exchange rates on balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

Due to several financings in U.S. dollars, the most recent in March 2009, as well as the commencement of startup operations in Panama and expected revenue generation in U.S. dollars, it has been determined that as of March 1, 2009, the United States dollar is the reporting and measurement currency of the Company’s operations and therefore these operations have been translated using the temporal method from that date onward.  Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 39

Change in Reporting Currency

Effective March 1, 2009, the Company changed its reporting currency to the U.S. Dollar (USD). The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to March 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit, comprehensive income, accumulated other comprehensive income and cash flows in Canadian dollars (CAD). In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method. Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.  All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

Mineral Properties

During the current fiscal year, as a result of the initiation of a new exploration program, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its accounting policies including an examination of the Company’s current accounting policies.    Due to this review, the Company determined that it was appropriate to change its accounting policy for mineral properties whereby exploration and development costs are to be expensed until such time as reserves are proven and financing to complete development has been obtained. Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian generally accepting accounting principles (“Canadian GAAP”). This change in accounting policy has also been applied to the calculation of dilution gains and equity losses from the Company’s equity investment in Petaquilla Copper Ltd.

Management believes that this revised accounting policy will provide a more relevant and reliable basis of accounting. Among other benefits, the revised accounting policy aligns the accounting treatment of mineral property expenditures with standards used by producing mining companies in the resource sector and with global accounting standards. The change in accounting policy has been applied retrospectively, and the comparative statements for May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007 have been restated.

The effect of the adjustment on the financial statements is summarized in the tables below.

Consolidated balance Sheet	May 31, 2008 as	Restatement	Change in	May 31, 2008
	previously	Adjustment	Accounting Policy	restated
	reported	(Note 28)	Adjustment
Mineral properties	$67,541,355	-	$(29,802,222)	$37,739,133
Investment in Petaquilla Copper Ltd.	9,507,564	(1,207,000)	(5,892,121)	2,408,443

Form 20 F for Fiscal Period Ended 2009 May 31	Page 40

Consolidated Statement of	May 31, 2008 as	Restatement	Change in	May 31, 2008
Operations and Comprehensive	previously	Adjustment	Accounting Policy	restated
Loss and Deficit	reported	(Note 28)	Adjustment
Exploration and development costs	$-	-	$(562,237)	$(562,237)
Loss from equity investment	(230,752)	-	(549,094)	(779,846)
Net loss/comprehensive loss for the period	(4,433,667)	-	(1,111,331)	(5,544,998)
Loss per share – basic and diluted	(0.05)	-	(0.01)	(0.06)

Consolidated Statement of Cash	May 31, 2008 as	Restatement	Change in	May 31, 2008
Flows	previously reported	Adjustment	Accounting Policy	restated
		(Note 28)	Adjustment
Operating activities	$(9,953,001)	-	$(181,315)	$(10,134,316)
Investing activities	(1,471,217)	-	181,315	(1,289,902)

Consolidated Statement of	April 30, 2008 as	Restatement	Change in	April 30, 2008
Operations and Comprehensive	previously	Adjustment	Accounting Policy	restated
Loss and Deficit	reported	(Note 28)	Adjustment
Exploration and development costs	$-	-	$(11,690,204)	$(11,690,204)
Gain on dilution of equity investment	13,011,861	(529,212)	99,436	12,582,085
Loss from equity investment	(4,390,462)	-	(3,910,909)	(8,301,371)
Gain on sale of equity investment	4,603,347	(646,815)	390,545	4,347,077
Net loss/comprehensive loss for the period	176,152	(1,176,027)	(15,111,132)	(16,111,007)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.16)	(0.17)

Consolidated Statement of Cash	April 30, 2008 as	Restatement	Change in	April 30, 2008
Flows	previously	Adjustment	Accounting Policy	restated
	reported	(Note 28)	Adjustment
Operating activities	$1,539,335	-	$(8,207,195)	$(6,667,860)
Investing activities	(28,184,779)	-	8,207,195	(19,977,584)

Consolidated Statement of
Operations and Comprehensive		April 30, 2007 as	Change in Accounting
Loss and Deficit		previously reported	Policy Adjustment	April 30, 2007 restated
Exploration and development costs	$		$(2,167,355)	$(2,167,355)
Gain on dilution of equity investment		700,626	(68,230)	632,396
Loss from equity investment		(1,363,509)	(694,215)	(2,057,724)
Net loss/comprehensive loss for the period		(5,562,839)	(2,929,800)	(8,492,639)
Loss per share – basic and diluted		(0.06)	(0.03)	(0.09)

Form 20 F for Fiscal Period Ended 2009 May 31	Page 41

Consolidated Statement of Cash Flows	April 30, 2007 as	Change in	April 30, 2007 restated
	previously reported	Accounting Policy
		Adjustment
Operating activities	$(1,618,081)	$(2,063,009)	$(3,681,090)
Investing activities	(1,838,515)	2,063,009	224,494

Consolidated Statement of	January 31, 2007	Restatement	Change in	January 31, 2007
Operations and Comprehensive	as previously	Adjustment	Accounting Policy	restated
Loss and Deficit	reported	(Note 28)	Adjustment
Exploration and development costs	$-	$-	$(10,930,276)	$(10,930,276)
Gain on dilution of equity investment	-	2,000,514	(298,925)	1,701,589
Loss from equity investment	-	(191,400)	(523,356)	(714,756)
Stock based compensation	(8,805,950)	(6,156,781)	-	(14,962,731)
Net loss/comprehensive loss for the period	(14,612,368)	(4,347,667)	(11,752,557)	(30,712,592)
Loss per share – basic and diluted	(0.19)	(0.06)	(0.15)	(0.40)

Consolidated Statement of Cash Flows		Change in
	January 31, 2007 as	Accounting Policy	January 31, 2007
	previously reported	Adjustment	restated
Operating activities	$(4,103,41)	$(10,403,459)	$(14,506,875)
Investing activities	(22,799,414)	10,403,459	(12,395,955)

12 Months Ended May 31, 2009, Compared to 12 Months Ended May 31, 2008

Financial Results for the Twelve Months Ended May 31, 2008
	One Month	12 Months	One Month	12 Months	12 Months
	Ended May	Ended April	Ended May	Ended May	Ended May
	31, 2008	30, 2008	31, 2007	31, 2008	31, 2009
			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$15,536	$1,306,921	$58,159	$1,264,298	$1,944,302
Accretion of asset retirement obligation	52,098	305,692	25,640	332,150	331,504
Consulting fees	21,170	943,250	90,363	874,057	370,248
Amortization	35,511	344,968	133,036	247,443	336,602
Filing fees	280	87,005	6,907	80,378	115,295
Investor relations and shareholder information	54,595	1,012,822	62,249	1,005,168	1,121,895
Office administration	177,657	2,366,940	191,333	2,353,264	2,152,886
Rent	1,630	122,495	13,603	110,522	240,693
Exploration and development costs	562,237	11,690,204	723,000	11,529,441	7,761,862
Stock based compensation	77,890	5,561,247	641,848	4,997,289	898,454
Travel	121,849	857,907	79,603	900,153	1,014,530
Debt issuance costs	3,894,873	-	-	3,894,873	6,398,825
Wages and benefits	177,329	1,668,455	150,029	1,695,755	2,916,615
Total expenses	(5,192,655)	(26,267,906)	(2,175,770)	(29,284,791)	(25,603,711)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,059	1,342,442	(144,621)	1,782,122	(8,157,720)
Interest income	78,658	51,926	8,542	122,042	169,366
Asset usage fees	(695)	126,775	59,649	66,431	(4,155)
Gain on sale of equity investment	-	4,347,077	-	4,347,077	40,604,938
Interest on long term debt	(15,613)	(68,465)	-	(84,078)	(37,382)
Power and drilling services	70,094	76,430	-	146,524	156,597
Loss from equity investment	(779,846)	(8,301,371)	(323,150)	(8,758,067)	(2,396,011)
Gain on dilution of equity investment	-	12,582,085	2,913,982	9,668,103	2,238,492
Redemption loss on senior secured notes	-	-	-	-	(13,130,982)
Mark to market loss on senior secured notes	-	-	-	-	(14,939,298)
	(352,343)	10,156,899	2,514,402	7,290,154	4,503,845
Net (loss) income and comprehensive (loss) income for the period	$(5,544,998)	$(16,111,007)	$338,632	$(21,994,637)	$(21,099,866)

Form 20 F for Fiscal Period Ended 2009 May 31	Page 42

We did not generate revenue from operations during the 12 months ended May 31, 2009, or the 12 months ended May 31, 2008.

Expenses for the 12 months ended May 31, 2009, were $25,603,711 compared to $29,284,791 for the 12 months ended May 31, 2008, a decrease of $3,681,080.  The decrease was attributable to a decrease in exploration and development costs due to the change in activities from exploration and development in 2008 to pre-operations and mill commissioning during the second half of fiscal 2009.  The decrease was also attributable to a decrease in stock-based compensation due to a fewer number of options vesting in fiscal 2009.  These decreases were  partially offset by an increase in debt issuance costs as a result of the issuance of the second, third and supplemental tranches of senior secured notes and the issuance of convertible senior secured notes during the current fiscal year.  Only one tranche of senior secured notes was issued in the 12 months ended 2008.

Other income for the 12 months ended May 31, 2009, was $4,503,845 compared to $7,290,154 for the 12 months ended May 31, 2008.  The decrease in other income is due to the redemption losses and mark-to-market losses on the senior secured notes and the convertible senior secured notes totalling $28,070,280 which resulted from an increase in the fair value of the senior secured notes (“Notes”) due to mark-to-market accounting, a change in the discount rate on the Notes from 26.65% to 20.58% as at February 28, 2009, and the partial redemption of Notes during the 12 months ended May 31, 2009.  As the Notes issued in the 12 months ended May 31, 2008, fiscal year were issued close to year end there were no such mark-to-market losses during this comparative period.  The decrease in other income was also due to a lower gain on dilution of equity investment as the equity investment was sold in the second quarter of fiscal 2009 and a foreign exchange loss of $8,157,720 compared to a foreign exchange gain of $1,782,122 in the prior 12 months.  This primarily resulted from the significant decrease in the Canadian dollar, impacting the majority of our liabilities which are denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes) which occurred during the first nine months of fiscal 2009, prior to the adoption of the U.S. dollar as our functional currency.

.

The decreases in other income were partially offset by a lower loss from equity investment due to the sale of the equity investment in the second quarter of fiscal 2009 as well as a higher gain on sale of the equity investment.

The net loss for the 12 months ended May 31, 2009, was $21,099,866 or $(0.22) per share compared to a net loss of $21,994,637 or $(0.24) per share for the 12 months ended May 31, 2008.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 43

One Month Ended May 31, 2008, Compared to One Month Ended May 31, 2007

Summarized Financial Information
	One Month Ended	One Month Ended
	May 31, 2008	May 31, 2007
		(unaudited)
EXPENSES
Consulting fees	$21,170	$90,363
Amortization	35,511	133,036
Stock based compensation	77,890	641,848
Debt issuance costs	3,894,873	-
Other expenses	1,163,211	1,310,523
Total expenses	(5,192,655)	(2,175,770)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,059	(144,621)
Loss from equity investment	(779,846)	(323,150)
Gain on dilution of equity investment	-	2,913,982
Other	132,444	68,191
	(352,343)	2,514,402

Net earnings (loss) and comprehensive earnings (loss) for the period	$(5,544,998)	$338,632

Basic and diluted earnings (loss) per share	$(0.06)	$0.00

Basic weighted average number of common shares outstanding	93,131,030	90,893,766

Diluted weighted average number of common shares outstanding	93,131,030	95,811,357

We did not generate revenue from operations during the one month ended May 31, 2008 or the one month ended May 31, 2007.

Expenses for the one month ended May 31, 2008, were $5,192,655 compared to $2,175,770 for the one month ended May 31, 2007, an increase of $3,016,885.  The increase was attributable to debt issuance costs of $3,894,873 related to the senior secured notes financing in May 2008.  There were no debt issuance costs during the one month ended May 31, 2007.  This increase was partially offset by a decrease of $563,958 in stock-based compensation expense.  The decrease is related to a lower number of options vesting during the one month ended May 31, 2008.

Other expense for the one month ended May 31, 2008, was $352,343 compared to income of $2,514,402 for the one month ended May 31, 2007.  The decrease in other income is largely due to the gain on dilution of equity investment of $2,913,982 recorded in the one month ended May 31, 2007.  There was no dilution gain recorded during the one month ended May 31, 2008 as there were no additional shares issued by Copper during that period.  This decrease was partially offset by a foreign exchange gain of $295,059 for the one month ended May 31, 2008 compared to a foreign exchange loss of $144,621 for the one month ended May 31, 2007.  The foreign exchange gain reflects the increase in value of the Canadian dollar relative the United States dollar, affecting the valuation of the Company’s liabilities which are predominantly denominated in United States dollars.

The net loss for the one month ended May 31, 2008 was $5,544,998 or $(0.06) per share compared to net earnings of $338,632 or $0.00 per share for the one month ended May 31, 2007.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 44

12 Months Ended April 30, 2008, Compared to 12 Months Ended April 30, 2007

Twelve months ended April 30, April 30, 2008
EXPENSES
Accounting and legal	1,306,921
Accretion of asset retirement obligation	305,692
Consulting fees	943,250
Amortization	344,968
Filing fees	87,005
Investor relations and shareholder information	1,012,822
Office administration	2,366,940
Rent	122,495
Exploration and development costs	11,690,204
Stock-based compensation	5,561,247
Travel	857,907
Wages and benefits	1,668,455
Total expenses	(26,267,906)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	1,342,442
Interest income	51,926
Interest on long-term debt	(68,465)
Asset usage fees	126,775
Gain on sale of equity investment	4,347,077
Power and drilling services	76,430
Loss from equity investment	(8,301,371)
Gain on dilution of equity investment	12,582,085
Total other income (expenses)	10,156,899
Net (loss) and comprehensive (loss) for the period	(16,111,007)
Basic and diluted (loss) per share	(0.17)
Basic and diluted weighted average number of common shares outstanding	93,131,030

Financial Results for the Twelve Months Ended April 30, 2007

	12 Months	Three Months	Three Months	12 Months
	Ended	Ended	Ended	Ended
	January 31, 2007	April 30, 2007	April 30, 2006	April 30, 2007

			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$433,266	$204,246	$82,011	$555,501
Consulting fees	667,788	277,051	135,543	809,296
Amortization	296,442	116,893	29,063	384,272
Filing fees	67,027	5,473	3,611	68,889
Investor relations and shareholder information	979,155	132,438	130,023	981,570
Office administration	700,350	152,031	99,576	752,805
Rent	124,344	33,074	15,510	141,908
Exploration and development costs	10,930,276	2,167,355	1,954,609	11,143,022
Stock based compensation	14,962,731	2,915,884	50,486	17,828,129
Travel	1,248,787	230,293	147,563	1,331,517
Wages and benefits	1,591,959	154,811	144,010	1,602,760
Total expenses	(32,002,125)	(6,389,549)	(2,792,005)	(35,599,669)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	23,723	(757,632)	(30,567)	(703,342)
Gain on sale of marketable securities	18,584	-	18,584	-
Interest income	260,393	49,080	72,015	237,458
Interest on long term debt	-	(59,845)	-	(59,845)
Asset usage fees	-	90,635	-	90,635
Loss from equity investment	(714,756)	(2,057,724)	-	(2,772,480)
Gain on dilution of equity investment	1,701,589	632,396	-	2,333,985
Total other income (expenses)	1,289,533	(2,103,090)	60,032	(873,589)

Net loss and comprehensive loss for the period	$(30,712,592)	$(8,492,639)	$(2,731,973)	$(36,473,258)
Basic and diluted loss per share				$(0.46)

Basic and diluted weighted average number of common shares outstanding				79,992,262

Form 20 F for Fiscal Period Ended 2009 May 31	Page 45

Expenses for the 12 months ended April 30, 2008, decreased by $9,331,763 to $26,267,906 compared with $35,599,669 for the 12 months ended April 30, 2007, due to a decrease in stock-based compensation of $12,266,882, which is attributable to fewer options being granted and the decreasing fair market value of our common shares and a decrease in travel of $473,610 due to fewer employees and consultants traveling abroad.  These decreases were partially offset by an increase in office administration of $1,614,135 related to an increase in insurance expense, additional employees, rent for new offices in Panama and donations to local social programs, an increase in accounting and legal of $751,420 due to additional work performed as a result of the increase in activities, an increase in exploration and development costs of $547,182 related to construction of the processing mill and the mine and accretion of the asset retirement obligation of $305,692.

In the 12 months ended April 30, 2008, other income increased by $11,030,488 to $10,156,899 compared with a net expense of $873,589 for the 12 months ended April 30, 2007.  The increase in other income is due to a foreign exchange gain of $1,342,442 compared with a foreign exchange loss of $703,342 for the 12 months ended April 30, 2007, which was primarily the result of a significant increase in the exchange rate from Canadian dollars to United States dollars, a gain of $4,347,077 on the transfer of 1,815,069 Copper shares back to Copper in settlement of the amount owing to Copper as at December 31, 2007, with no such gain recorded in the prior 12 months, and a dilution gain of $12,582,085 during the 12 months ended April 30, 2008 compared with $2,333,985 during the prior 12 months.  The dilution gain resulted from the difference between our carrying cost of Copper and the amount paid up for each Copper share issued.   These income increases were partially offset by interest income of $51,926 earned during the 12 months ended April 30, 2008 compared to $237,458 for the 12 months ended April 30, 2008 due to lower cash balances on hand during the 2008 period as well as an equity loss of $8,301,371 for the 12 months ended April 30, 2008 compared to $2,772,480 for the prior 12-month period.   The equity loss reflects our portion of the losses that are attributed to our percentage ownership in Copper.

The net loss for the 12 months ended April 30, 2008, was $16,111,007 or $(0.17) per basic and diluted share compared to a net loss for the 12 months ended April 30, 2007 of $36,473,258, or $(0.46) per basic and diluted share.

Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007

Form 20 F for Fiscal Period Ended 2009 May 31	Page 46

Summarized Financial Information

	Three months ended	Three months ended
	April 30, 2008	April 30, 2007
	(unaudited)
EXPENSES
Accounting and legal	$616,815	$204,246
Stock based compensation	588,184	2,915,884
Exploration and development costs	2,969,606	2,167,355
Travel	66,593	230,293
Other expenses	1,071,082	871,771
Total expenses	(5,312,280)	(6,389,549)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	(384,373)	(757,632)
Loss from equity investment (Note 6)	(1,666,409)	(2,057,724)
Gain on dilution of equity investment (Note 6)	151,331	632,396
Other	24,071	79,870
Total other income (expenses)	(1,923,522)	(2,103,090)
Net (loss) and comprehensive (loss) for the period	$(7,235,802)	$(8,492,639)

Basic and diluted earnings (loss) per share	$(0.08)	$(0.09)

Basic and diluted weighted average number of common shares outstanding	95,694,330	89,615,924

We did not generate revenue from operations during the three months ended April 30, 2008, or the three months ended April 30, 2007.

Expenses for the three months ended April 30, 2008 were $5,312,280 compared to $6,389,549 for the three months ended April 30, 2007, a decrease of $1,077,269.  This decrease was largely attributable to a decrease in stock-based compensation of $2,327,700 due to a fewer number of options vesting during the period and well as a decrease of $163,700 in travel.   This decrease was partially offset by an increase in accounting and legal of $412,569 related to higher audit fees for the 2008 year-end audit and an increase of $802,251 in exploration and development costs related to the construction of the mine and processing mill.

Other expenses for the three months ended April 30, 2008, were $1,923,522 compared to $2,103,090 for the three months ended April 30, 2007, a decrease of $179,568.  This decrease was largely attributable to a decrease of $373,259 in foreign exchange loss and a decrease of $391,315 in loss from equity investment.  The foreign exchange loss relates to the value of the Canadian dollar compared to the United States dollar and the loss from equity investment reflects our portion of the losses that are attributed to our percentage ownership in Copper.  The decreases were partially offset by a decrease of $481,065 in the gain on dilution of equity investment.  The dilution gain resulted from the difference between our carrying cost of Copper and the amount paid by other investors for additional Copper shares issued.  The dilution gain is lower for the three months ended April 30, 2008 as fewer additional shares were issued by Copper during this period.

The net loss for the three months ended April 30, 2008, was $7,235,802 or $(0.08) per share compared to $8,492,639 or $(0.09) per share for the three months ended April 30, 2007.

12 Months Ended January 31, 2007, Compared to Fiscal Year Ended January 31, 2006

We did not generate revenue from operations during the 12 months ended January 31, 2007 or during the fiscal year ended January 31, 2006.  Expenses for the 12 months ended January 31, 2007 were $32,002,125 a substantial increase from $3,923,712 for the year ended January 31, 2006.  The increase in expenses is primarily due to the escalation of our operations at the Molejon gold deposit.  Increased levels of operations including drilling, equipment procurement, plant construction, and construction of roads, bridges and other infrastructure have also led to increased general and administrative costs.  Exploration and development costs were $10,930,276 for the 12 months ended January 31, 2007 compared to $1,827,630 for the fiscal year ended January 31, 2006.  Stock-based compensation, a non-cash expense, increased to $14,962,731 compared to $340,301 in the prior year, as a result of options granted and vested during the period, options previously valued at grant date and revalued at approval date, and options arising from the Plan of Arrangement that were revalued on the Plan of Arrangement date.  Wages and benefits were $1,591,959 for the 12 months ended January 31, 2007 compared to $330,022 for the prior 12 months as a result of the increased activity during the latter period.

During the 12 months ended January 31, 2007 we recorded interest income of $260,393, a loss of $714,756 from equity investment and a gain of $1,701,589 on dilution of equity investment.  During the fiscal year ended January 31, 2006, we recorded a foreign exchange loss of $77,647 and interest income of $40,009.  There were no dilution gains or equity losses for the 12 months ended January 31, 2006 as the equity investment was not acquired until the following year.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 47

The net loss for the 12 months ended January 31, 2007, was $30,712,592 or $(0.40) per share compared to a net loss of $3,948,102 or $(0.07) per share for the fiscal year ended January 31, 2006.

5.B.  Liquidity and Capital Resources

The Company has not generated any operating revenues to date, has experienced recurring operating losses and has accumulated an operating deficit of $119,774,936 as at May 31, 2009 (May 31, 2008 - $98,675,070, April 30, 2008 - $93,130,072 and April 30, 2007 - $77,019,064) and a shareholders’ deficit of $8,920,288 at May 31, 2009.  We also had a working capital deficiency of $24,386,116 at May 31, 2009 (May 31, 2008 - $3,714,457, April 30, 2008 - $27,645,485 and April 30, 2007 - $243,635 net working capital).

The Company is not yet in commercial production.  If we are unable to generate positive cash flow from production activities the Company may have to raise additional funds to continue ongoing commissioning of the Molejon project and further exploration of the surrounding concessions, and to meet its operating obligations. Management may pursue additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

The Company has a scheduled senior secured notes repayment of $6,000,000 on September 15, 2009. Management’s plan in this regard is to raise equity, debt financing and cash from forward gold sales as required. There are no assurances that the Company will be successful in achieving these goals.

Our principal property, the Molejon gold deposit, is located in the Cerro Petaquilla Concession in Panama and, as a result our operations on the property may be subject to additional risks as more fully described in “Item 3 - Key Information – 3.D. Risk Factors”.

Our mineral exploration activities have been funded primarily through sales of common shares and through debt financing and we expect that we will continue to be able to utilize these sources of financing until we develop further cash flow from our operations.  We have not made use of any financial instruments for hedging purposes.

During the 12 months ended May 31, 2009, we raised $27,750,000 in gross proceeds by completing our senior secured notes debt financing. We followed with the completion of a supplemental senior secured notes debt financing of $20,000,000 in gross proceeds and a convertible senior secured notes debt financing of $40,000,000 in gross proceeds. In addition, we raised $43,238,852 through the sale of our 20,418,565 common shares of Copper and, thus, retired a portion ($43,238,852) of our outstanding senior secured notes.  However, additional funds are required to meet our planned corporate and administrative expenses for the 2010 fiscal year and to undertake ongoing advancement and further exploration of the Molejon gold deposit.  Accordingly, there is substantial doubt about our ability to continue as a going concern.

We had material commitments for capital expenditures in the amount of $950,013 at May 31, 2009.  Based on our working capital at May 31, 2009, we require additional financing for our currently held properties during the 2010 fiscal year.

Our management reviews annually the carrying value of our interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

Other than as discussed herein, we are not aware of any trends, demands, commitments, events or uncertainties that may result in our liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in our liquidity will be substantially determined by the timing of any production decision on the Cerro Petaquilla Concession.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 48

May 31, 2009, Compared with May 31, 2008

At May 31, 2009, our current assets totaled $5,350,239 and our working capital deficiency was $24,386,116 compared with current assets of $13,611,277 and a working capital deficiency of $3,714,457 at May 31, 2008, due to expenditures required to complete the construction of the processing mill.

At May 31, 2009, total liabilities were $90,464,111 compared to $56,602,043 at May 31, 2008, due to the issue of three additional tranches of senior secured notes and the issue of convertible senior secured notes in fiscal 2009.

At May 31, 2009, we had total assets of $81,543,823 compared to $71,208,177 at May 31, 2008.

Share capital at May 31, 2009, was $89,208,668 (96,040,121 shares) compared to $89,002,273 (95,958,641 shares) at May 31, 2008.

The most significant contribution to working capital in the 12 months ended May 31, 2009, came from proceeds of $43,238,852 from the sale of the equity investment, whereas, in the one month ended May 31, 2008, the most significant contribution to working capital came from the issue of senior secured notes for net proceeds of $23,517,628.

In June 2008, we closed on a gross amount of $10,000,000 comprising the second tranche of our $60 million senior secured notes financing and, in July 2008, we closed on a gross amount of $17,750,000 comprising the third tranche of our $60 million senior secured notes financing.  The notes issued with respect to this debt financing bear interest at an annual rate of 15% and mature five years from the date of issuance at 120% of the principal and are guaranteed, on a joint and several basis, by all of our assets and by those of our subsidiaries.  We have the right to redeem the notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the notes. If the notes are redeemed within one year of issuance, all prepaid interest totalling $4,162,500 shall be forfeited.  After 24 months from the date of issuance of the notes, holders of the notes shall have the right to cause us to purchase all of our notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such notes to be purchased and (b) accrued and unpaid interest on the principal amount of the notes.  On an annual basis, the note holders can cause us to redeem notes equal to 35% of free cash flow.  Each of the 27,750 notes issued in this second and third tranches of the financing was issued with 382 share purchase warrants, thus, totalling 11,024,520 warrants, inclusive of compensation warrants.  As we incurred $1,050,000 in financing costs and paid $3,000,000 in prepaid interest with respect to the second tranche, the net amount received by us for the second tranche equalled $6,000,000.  Further, we incurred $1,850,000 in financing costs and $2,662,500 in prepaid interest with respect to the third tranche; thereby, the net amount received by us for the third and final tranche equalled $13,237,500.  For additional information, please refer to "Item 8 -  Financial Information – 8.B.Significant Changes – Section (v)”.

The Company initially issued 60,000 Notes with the first, second and third tranche of the senior secured notes financing. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.   On April 17, 2009 the Company repriced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants.  The effect of repricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease to contributed surplus for the same amount.

In September 2008, we sold all 20,418,565 of our common shares of Copper at CAD$2.20 per share raising $43,238,852 which we used to retire $43,238,852 of our outstanding senior secured notes.

In October 2008, we closed a supplemental senior secured notes financing issuing a total of 20,000 senior secured notes and raising gross proceeds of $20,000,000.  The notes from this supplemental financing bear the same terms as the notes issued in our previous senior secured notes financing except that no warrants were issued in conjunction with the supplemental financing.  As we incurred $1,125,000 in financing costs with respect to the supplemental financing and paid $3,000,000 in prepaid interest, the net amount received by us equalled $15,875,000.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 49

In March 2009, we closed a convertible senior secured notes financing issuing a total of 40,000 notes and raising gross proceeds of $40,000,000.  Each note in the principal amount of $1,000 is convertible into common shares at CAD$2.25 per share. The notes bear interest at an annual rate of 15% and mature two years from date of issuance at 110% of the principal amount of such notes.  We may prepay the notes at any time for an amount equal to 110% of the principal amount of such notes and accrued and unpaid interest on the principal amount of the notes.  The indebtedness represented by the convertible notes rank pari passu with the previously issued senior secured notes.  Holders of the previously issued notes were offered the opportunity to exchange amounts due upon maturity of their existing notes and participated pro rata in this convertible note financing up to $24,187,083.  Notes representing $21,000,000 in redemption value participated in exchange for the convertible notes.  As we incurred $2,140,000 in financing costs and $6,000,000 in prepaid interest with respect to the supplemental financing, the net amount received by us less the notes exchanged equalled $10,860,000.

May 31, 2008 Compared with April 30, 2008

At May 31, 2008, our current assets totaled $13,611,277 and our working capital deficiency was $3,714,457 compared with current assets of $2,672,727 and a working capital deficiency of $27,645,485 at April 30, 2008 due to funds raised from our senior secured notes financing in May 2008.

At May 31, 2008, total liabilities were $56,602,043 compared to $40,023,388 at April 30, 2008 due to a senior secured notes balance at May 31, 2008 of $26,785,359 partially offset by a decrease of $9,917,624 in accounts payable.

At May 31, 2008, we had total assets of $71,208,177 compared to $58,789,331 at April 30, 2008.

Share capital at May 31, 2008 was $89,002,273 (95,958,641 shares) compared to $89,640,627 (95,958,641 shares) at April 30, 2008.

The most significant contribution to working capital in the one month ended May 31, 2008, came from the issue of senior secured notes for net proceeds of $23,517,628 whereas, in the 12 months ended April 30, 2008, the most significant contribution to working capital came from advances from Copper of $17,682,808 and issuance of capital stock for net proceeds of $13,309,397.

In May 2008, we closed on a gross amount of $32,250,000 comprising the first tranche of our $60 million senior secured notes financing.  The notes issued with respect to this debt financing bear interest at an annual rate of 15% and will mature five years from date of issuance at 120% of the principal and are guaranteed, on a joint and several basis, by all of our and our subsidiaries’ assets.  We have the right to redeem the notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the notes. If the notes are redeemed within one year of issuance, all prepaid interest totalling $4,837,500 shall be forfeited. After 24 months from the date of issuance of the notes, holders of the notes shall have the right to cause us to purchase all of our notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such notes to be purchased and (b) accrued and unpaid interest on the principal amount of the notes.  On an annual basis, the note holders can cause us to redeem notes equal to 35% of free cash flow.  Each of the 32,250 notes issued in this first tranche of the financing was issued with 382 share purchase warrants, thus, totalling 12,812,280 warrants inclusive of compensation warrants.   Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.   On April 17, 2009 the Company repriced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 50

As we incurred $3,894,872 in financing costs and $4,837,500 in prepaid interest, the net amount received by us for this first tranche equalled $23,517,628.  For additional information, please refer to "Item 8 -  Financial Information – 8.B.Significant Changes – Section (v)”.

April 30, 2008 Compared to April 30, 2007

At April 30, 2008, current assets totaled $2,672,727 compared to $6,247,576 at April 30, 2007.  The decrease is attributable to a decrease of $4,141,083 in the amount receivable from a related company.

At April 30, 2008, total liabilities were significantly higher at $40,023,388 compared to $10,611,499 as at April 30, 2007 related to the substantial increase in activity in the 12 months ended April 30, 2008.  The increases included an increase in the amount payable to a related company of $9,809,747, an increase in the operating credit line facility of $8,190,385, an increase in deferred services and materials of $4,277,501, an increase in accounts payable and accrued liabilities of $4,129,408, an increase in obligation under capital leases of $2,095,941 and an increase in bank overdraft of $1,015,627.

Our working capital deficiency was $27,645,485 at April 30, 2008 compared with working capital of $243,635 at April 30, 2007.

At April 30, 2008, we had total assets of $58,789,332 compared with $24,981,649 at April 30, 2007.  This is primarily a result of increases in capitalized project development costs and property, plant and equipment.

Share capital at April 30, 2008, and April 30, 2007, was $89,640,627 (95,958,641 shares) and $74,794,361 (89,876,951 shares), respectively.

Operating expenses for the 12 months ended April 30, 2008 and the 12 months ended April 30, 2007, were $26,267,906, inclusive of general and administrative expenses, and $35,599,669, respectively largely due to stock-based compensation expense of $17,828,129 for the 12 months ended April 30, 2007.

The most significant contributions to working capital in the 12 months ended April 30, 2008, came from advances from Copper of $17,682,808 and issuance of capital stock, which provided net proceeds of $13,309,397.  The most significant contribution to working capital in the 12 months ended April 30, 2007, came from the issuance of capital stock which provided proceeds of $26,064,602 net of share issuance costs.

In May 2007, we completed a non-brokered private placement issuing 1,387,879 units at a price of CAD$2.00 per unit and 24,033 units priced at CAD$2.02 per unit, for gross proceeds of $2,552,698.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$3.50 per share until the warrants expired on May 8, 2009.  The fair value of the warrants issued on this private placement was $263,263.

In January 2008, we completed a non-brokered private placement issuing a total of 3,140,500 units at a price of CAD$3.00 per unit and raising gross proceeds of $9,736,579.  Each unit consisted of one common share and one-half of one common share purchase warrant aggregating 1,691,875 warrants with the inclusion of the issued compensation warrants.  Each whole warrant is exercisable into a common share at a price of CAD$3.50 per share until the warrants expire on October 31, 2009 (1,120,875), December 19, 2009 (182,000) and January 9, 2010 (389,000).   We paid finders’ fees of $381,793 in cash and $86,439 in warrants.

April 30, 2007, Compared to January 31, 2007

At April 30, 2007, current assets totaled $6,247,576 compared to $8,386,604 at January 31, 2007.  Total liabilities were $10,611,499 at April 30, 2007 compared with $4,095,854 at January 31, 2007.  Working capital at April 30, 2007 was $243,635 compared to $5,029,909 at January 31, 2007.

At April 30, 2007, we had total assets of $24,981,649 compared with $22,743,078 at January 31, 2007.  This is primarily a result of increases in capitalized project development costs partially offset by a decrease in cash.

Share capital at April 30, 2007, and January 31, 2007, was $74,794,361 (89,876,951 shares) and $73,890,062 (89,367,031 shares), respectively.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 51

5.C.  Research and Development, Patents and Licenses, etc.

As we are a junior resource company with no producing properties, the information required by this section is not applicable.

5.D.  Trend Information

As we are a junior resource company with no producing properties, the information required by this section is not applicable.

5.E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report.

5.F.  Tabular Disclosure of Contractual Obligations

Commitments

As at May 31, 2009, we had the following contractual obligations:

	Less than 1				More than 5
	Year	2 Years	3 Years	4-5 Years	Years

Office lease	$60,676	$60,676	$15,168	Nil	Nil
Capital expenditure commitment	$950,013	Nil	Nil	Nil	Nil
Equipment lease	$5,741,567	$4,164,972	$461,907	Nil	Nil
Senior secured notes	$18,811,500	$16,800,010	Nil	Nil	Nil
Convertible senior secured notes	Nil	$49,616,537	Nil	Nil	Nil
Long term debt	$178,760	Nil	Nil	Nil	Nil
Asset retirement obligation	Nil	Nil	Nil	Nil	$6,701,000

Capital Lease Obligation

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2008 - $2,361,098) as additional security.

Future minimum lease payments on the capital lease obligations are as follows:

		May 31, 2008
	May 31, 2009	(Note 2)
2010	$5,741,567	$2,663,569
2011	4,164,972	2,663,569
2012	461,907	1,684,045
	10,368,446	7,011,183
Less imputed interest of 9%	(922,291)	(844,537)
Total	9,446,155	6,166,646
Current obligation	5,054,987	2,174,903
Long - term obligation	$4,391,168	$3,991,743

Form 20 F for Fiscal Period Ended 2009 May 31	Page 52

Operating Credit Facility

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554.  The facility is converted to capital leases when the asset purchases are completed.  The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama.  At May 31, 2009 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

Long-term debt

During the fiscal year ended April 30, 2007, the Company arranged bank loans totalling $1,277,230 for the purchase of equipment and vehicles.  The loans are secured by the purchased assets plus term deposits in the amount of $400,000.

The following table summarizes the loans outstanding as at May 31, 2009 and May 31, 2008:

	May 31, 2009	May 31, 2008 (Note 2)

Equipment loan #1, repaid May 2009	$-	$125,783
Vehicle loan #1, repaid May 2009	-	28,141
Equipment loan #2, repayable at $7,445 per month including interest at 9.0%, maturing October 2009	29,891	111,631
Equipment loan #3, repayable at $18,095 per month including interest at 9.25%, maturing January 2010	125,575	319,176
Vehicle loan #2, repayable at $793 per month, including interest at 9.25%, maturing January 2010	5,527	13,988
	160,993	598,719
Less: current portion	(160,993)	(436,151)
	$-	$162,568

Asset Retirement Obligation

The Company’s asset retirement obligation relates to site-restoration and clean-up costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows (Note 2):

Balance at April 30, 2008	$4,306,000
Accretion	52,098
Foreign exchange translation difference	(24,882)
Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	$4,664,720

The provision for asset retirement obligation is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $6,701,000;

b)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

c)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 53

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following information regarding our directors and members of senior management, including names, business experience, offices held and outside principal business activities is as of August 28, 2009:

Gaston Araya

Mr. Gaston Araya (born March 25, 1946), a mining engineer, was elected to our board of directors (the “Board of Directors”) on November 18, 2008.  Mr. Araya has over 39 years of experience in the mining industry with a background in environmental management from pre-opening to mine closure, and senior management experience in operations and maintenance, as well as in community, government and union relations.  He has held the positions of Vice President Operations of Glencairn Gold Corporation (now Central Sun Mining Inc.) and General Manager and Chief Operating Officer of Mayan Gold Inc.   Presently, in addition to being one of our directors, he is VP Latin American Operations of Stonegate Agricom Ltd. and General-Country Manager in Peru of Mantaro Peru SAC.

Robert Baxter

Mr. Robert Baxter (born April 23, 1959) was appointed to our Board of Directors on June 11, 2007, and became Chairman of the Board of Directors following our annual general meeting of shareholders held on November 18, 2008.  Mr. Baxter has more than 23 years of experience, principally in the Latin America mining industry and he currently also holds the offices of President and director of Norsemont Mining Inc. as well as director of Chariot Resources Limited.  From September 2000 to June 2002, Mr. Baxter was the General Manager of Baxter Consultants Engineering, a consulting company providing project appraisals to mining companies located primarily in Peru. From May to September 2000, he held the position of Business Development Coordinator Americas of North Limited, a senior Australian mining company, which was acquired by Rio Tinto, PLC in October 2000.  Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999.  He has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

John Cook

Mr. John Cook (born August 30, 1943) was appointed to our Board of Directors on February 15, 2006, and as Chairman of our Board of Directors on April 14, 2007.  He served as Chairman until our annual general meeting of shareholders held on November 18, 2008, at which time he became Executive Vice-Chairman.  Based in Sydney, Australia, he is an equity consultant with over 40 years of experience as an institutional and high net worth adviser, specializing in raising capital for mining companies.  He has held director positions with Inform Energy and Renewal Energy Company.

Richard Fifer

Mr. Richard Fifer (born January 23, 1957) is a Panamanian citizen and a U.S.-trained geologist.  He has served on our Board of Directors from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present.  In addition, he has served as our Chief Executive Officer from December 14, 2004, to March 23, 2005, and from April 14, 2007, to date.  Since 1994, he has been President of Geoinfo, S.A., a Panamanian company that provides geographic mapping technology and solutions.  He was Chairman and President of CODEMIN, Panama’s state mining company, from January 1997 to January 2000.  Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador-at-large from March 2002 to September 2003.  He was also Governor of the Province of Cocle, Panama, from March 2002 to September 2003.  Mr. Fifer holds a B.Sc. in both Geology and Geophysical Engineering and an M.A. in Finance.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 54

Joao Manuel

Mr. Joao Manuel (born November 6, 1952) was appointed our Chief Operating Officer on December 1, 2008.  Before joining us, Mr. Manuel held the position of Chief Financial Officer of Copper, which was also a reporting issuer listed on the Toronto Stock Exchange.  Mr. Manuel has over 20 years of management experience in large, multinational corporations worldwide, including General Electric Company, ITT Europe Ltd. and Nokia Consumer Electronics.  He is a former Managing Director of Inapa France S.A. and Chief Financial Officer and Deputy Chief Executive Officer of the Inapa Group, Europe’s fourth largest paper merchant with operations in eight countries.

Bassam Moubarak

Mr. Bassam Moubarak (born February 6, 1977), a Chartered Accountant, was appointed our Chief Financial Officer on February 11, 2008.  Before joining us, Mr. Moubarak held the position of Senior Manager with the public accounting firm of Deloitte & Touche LLP, where he led audits of public companies and oversaw implementations pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.  Prior to joining Deloitte & Touche LLP, he was responsible for audits of companies in both the public and private sectors with Grant Thornton LLP.  His expertise covers corporate financial reporting, designing financial processes and controls and risk management.  He also holds an economics degree.

John Resing

Mr. John Resing (born April 15, 1944), was elected to our Board of Directors on November 18, 2008.  Mr. Resing is a Certified Public Accountant and member of the American Institute of Certified Public Accountants.  He has over 15 years of experience as an outside director of a number of private and public U.S. firms and extensive experience in strategic planning, annual operating plans, financial oversight, reporting under the rules of the SEC, board governance and financing strategy.   He previously held Chief Financial Officer and Managing General Partner positions and is a former partner of Coopers & Lybrand.

Graham H. Scott

Mr. Graham Scott (born November 24, 1946) has served as our Corporate Secretary since January 18, 2006.  He is a partner in the law firm of Vector Corporate Finance Lawyers based in Vancouver, British Columbia, Canada, and he has more than 25 years of experience as a resource and corporate finance lawyer, and eight years of experience as an exploration geologist.  Mr. Scott represents many Canadian public companies listed on the Toronto Stock Exchange and TSX Venture Exchange, in addition to clients in the corporate finance business.  In his work representing clients in the mining industry, he has negotiated and prepared participation and joint venture agreements for properties throughout the world.  He holds a B.Sc. in Geology as well as a M.A. in Economic Geology and an LL.B.

6.B.    Compensation

During the 12 months ended May 31, 2009, we paid cash compensation to our directors and officers as described below.  No other funds were set aside or accrued by us during the 12 months period ended May 31, 2009, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws.

 We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our executive officers.  The following fairly reflects all material information regarding compensation paid to our executive officers and disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Directors and Officers

Effective June 1, 2008, we had five directors including Ralph Ansley, Robert Baxter, John Cook, Richard Fifer and Marco Tejeira and three officers including Richard Fifer as President and Chief Executive Officer, Bassam Moubarak as Chief Financial Officer and Graham Scott as Corporate Secretary.  During the course of last our fiscal year, Ralph Ansley resigned from his directorship on July 7, 2008, due to medical reasons and Marco Tejeira did not stand for re-election at our annual general meeting of shareholders held on November 18, 2008.

We currently have five directors including Robert Baxter, John Cook, Richard Fifer, Gaston Araya and John Resing elected to the board by our shareholders on November 18, 2008.  We currently have six officers including Richard Fifer, appointed as President and Chief Executive Officer on April 14, 2007; Graham Scott, appointed as Corporate Secretary on January 18, 2006; Bassam Moubarak, appointed as Chief Financial Officer on February 11, 2008, Robert Baxter, appointed as Chairman of our Board of Directors on November 18, 2008; John Cook, appointed as Executive Vice-Chairman on November 18, 2008; and Joao Manuel, appointed as Chief Operating Officer on December 1, 2008.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 55

The following table sets forth all annual and long-term compensation for services provided to us during the 12 months ended May 31, 2009, by individuals who were our directors and officers on May 31, 2009:

Summary Compensation Table

Short Term Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary (CAD$)	Bonus (CAD$)	Other Annual Compen- sation (CAD$)	Common Shares Under Options granted (#)	Restricted Shares or Restricted Share Units (CAD$)	LTIP Payouts (CAD$)	All Other Compen- sation (CAD$)

Gaston Araya Director (1)	$30,700 $18,000 (2)	nil	nil	100,000 (5) 300,000 (5)	n/a	n/a	nil

Robert Baxter Director Chairman of the Board	$33,740	nil	nil	400,000 (5)	n/a	n/a	nil

John Cook Director Executive Vice-Chairman	$169,470	nil	nil	431,200 (5)	n/a	n/a	nil

Richard Fifer Director, President and Chief Executive Officer	$346,094	nil	nil	118,800 585,000 1,470,216 (5)	n/a	n/a	nil

Joao Manuel Chief Operating Officer (3)	$188,060	nil	$52,224	300,000	n/a	n/a	nil

Bassam Moubarak Chief Financial Officer	$227,917	$61,500	nil	100,000 (5) 200,000	n/a	n/a	nil

John Resing (4) Director	$22,625 (2)	nil	nil	400,000	n/a	n/a	nil

Graham Scott Corporate Secretary	nil	nil	nil	43,200 193,664 (5)	n/a	n/a	nil

(1)

Gaston Araya was elected to our Board of Directors on November 18, 2008.

(2)

Dollar amounts shown are in United States Dollars.

(3)

Joao Manuel was appointed Chief Operating Officer on December 1, 2008.

(4)    John Resing was elected to our Board of Directors on November 18, 2008.

(5)    Stock options cancelled effective July 31, 2009.

Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2009

The table below sets forth stock options granted by us during the 12 months ended May 31, 2009, to our directors and officers.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 56

Name	Common Shares Under Options Granted (#) (1)	% of Total Options Granted in Fiscal Year (2)	Exercise or Base Price ($/Share)(3) (CAD$)	Market Value of Common Shares Underlying Options on Date of Grant ($/Share)	Expiration Date
Gaston Araya Director	300,000 (4) (5)	28.04%	$1.96	nil	May 5, 2013

Joao Manuel Chief Operating Officer	300,000	28.04%	$0.52	nil	December 1, 2013

Bassam Moubarak Chief Financial Officer	200,000	18.69%	$0.39	nil	January 5, 2014

John Resing Director	400,000	37.38%	$0.56	nil	November 18, 2013

(1)

Stock options vest over a period of 21 months.

(2)

Percentage of all options granted during the 12 months ended May 31, 2009.

(3)

The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price for the five trading days immediately preceding the date of the stock option grant.

(4)

The grant date of May 5, 2008, for such options preceded our fiscal year ended May 31, 2009.  However, such options were approved by our shareholders during our fiscal year ended May 31, 2009, at our annual general meeting of shareholders held on November 18, 2008.

(5)

Stock options cancelled effective July 31, 2009.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the 12 months ended May 31, 2009 by our directors and officers and the value of unexercised options as of May 31, 2009:

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1) (2) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) (2) Exercisable/ Unexercisable

Gaston Araya	nil	nil	250,000 (3) / 150,000 (3)	nil

Robert Baxter	nil	nil	400,000 (3) / 0	nil

John Cook	nil	nil	431,200 (3) / 0	nil

Richard Fifer	nil nil nil	nil nil nil	118,800 / 0 585,000 / 0 1,470,216 (3) / 0	43,956 / 0 52,650 / 0 nil / nil

Joao Manuel	nil	nil	75,000 / 225,000	8,250 / 24,750

Bassam Moubarak	nil nil	nil nil	75,000 (3) / 25,000 (3) 50,000 / 150,000	nil / nil 12,000 / 36,000

John Resing	nil	nil	150,000 / 250,000	10,500 / 17,500

Graham Scott	nil nil	nil nil	43,200 / 0 193,664 (3)/ 0	3,888 / 0 nil / nil

(1)

The figures relate solely to stock options.

(2)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the Toronto Stock Exchange on Friday, May 29, 2009, which was $0.63, less the exercise price of in-the-money stock options.

(3)

Stock options cancelled effective July 31, 2009.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for our directors and officers nor do we provide compensation pursuant to any bonus or profit-sharing plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Form 20 F for Fiscal Period Ended 2009 May 31	Page 57

We have entered into formal agreements with our President and Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and with the head of our Exploration and Resources Development division establishing financial arrangements that would be in effect in the event of a change of control of our company.  Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to two times the annual compensation being paid to such person as at the time of the change of control.

Our employment agreement with our Chief Financial Officer, Bassam Moubarak, also contains a risk mitigation provision providing 12 months of compensation in the event of termination of his employment without just cause.  The 12 months of compensation provision would also apply in the event of his dismissal due to any layoff based on group restructuring or a sale of assets.

Directors

With the exception of Richard Fifer, who also serves as our President and Chief Executive Officer, we have arrangements in place in which directors are entitled to receive an attendance fee of $1,000 per meeting of our Board of Directors, which is attended, and an attendance fee of $800 per committee meeting attended during our most recently completed financial year and subsequently up to and including the date of this Annual Report.  In addition, directors are entitled to compensation of $800 per day for technical or professional services performed on behalf of us and directors are also reimbursed for actual expenses incurred in the performance of their duties as directors.

Further, with the exception of Richard Fifer and Robert Baxter, both of whom also serve as our officers, directors are entitled to an annual retainer of $24,000.  Robert Baxter, as Chairman of the Board, is entitled to annual base compensation in the amount of CAD$60,000.

6.C.  Board Practices

Our Board of Directors is responsible for the stewardship of our business and affairs.   Its main role is to oversee corporate performance and to ensure that management has the talent, professionalism and integrity necessary to successfully carry out our strategic plan and achieve our corporate objectives.  Directors are elected at each annual meeting of our shareholders and serve until our next annual meeting, at which time directors may stand for re-election, or until their successors are elected or appointed.

During the 12 months ended May 31, 2009, we did not nor did any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

From June 1, 2008, to July 7, 2008, our Audit Committee was comprised of Ralph Ansley, John Cook and Marco Tejeira, with John Cook serving as the Chairman.  Upon Dr. Ansley’s resignation on July 7, 2008, the Audit Committee was comprised of John Cook and Marco Tejeira.  Since November 18, 2008, our Audit Committee has included Gaston Araya, Robert Baxter and John Resing, with John Resing serving as the Chairman.  Each Audit Committee member is financially literate and is appointed by our Board of Directors to hold office until removed by the Board of Directors or until our next annual general meeting, at which time the appointments expire and such individuals are eligible for re-appointment.  The Audit Committee reviews our interim financial statements and annual audited consolidated financial statements, liaises with our auditors, and recommends to our Board of Directors whether or not to approve such financial statements.  Our Audit Committee must convene a meeting to consider any matters our auditor believes should be brought to the attention of the Board of Directors or our shareholders.

Our Audit Committee operates pursuant to a charter adopted by our Board of Directors.  Our Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

We are currently conducting an internal investigation under the oversight of our Audit Committee and with the assistance of outside independent counsel of certain of our international operations, focusing on the material weakness identified during our assessment of internal controls as at May 31, 2009.

Since November 18, 2008, our compensation committee has been composed of Robert Baxter, John Cook and John Resing.  The compensation committee is appointed by our Board of Directors and is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for board members, committee members and our senior officers.  Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the compensation committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans, recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 58

Since November 18, 2008, our Nominating and Corporate Governance Committee has been composed of Gaston Araya, Robert Baxter and John Resing.  The primary function of the nominating and corporate governance committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach.  The nominating and corporate governance committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to our board of directors.

Further, our Disclosure Committee currently consists of Robert Baxter, Richard Fifer and Bassam Moubarak and our Engineering Committee currently consists of Gaston Araya, Robert Baxter and Richard Fifer.

6.D.  Employees

As at May 31, 2009, we had approximately 800 employees, including six permanent employees and three contract staff members working out of our principal executive office located in Vancouver, Canada, and approximately 790 at our various locations in Panama.  Our office in Panama City had 22 employees in the administration, accounting, legal and investor relations departments.  Our Santa Ana and La Pintada offices near Penonome, Panama, focus on logistics, engineering and accounting with approximately 65 employees.  Our geological exploration team contained approximately 20 team members and our Molejon gold plant site had approximately 680 employees.

Our subsidiary company, Petaquilla Gold, S.A. has a labor contract with union employees at our Molejon gold plant.  A single union, Sindicato de los Trabajadores de las Empresas Mineras Petaquilla, negotiates the labour contract on our workers’ behalf.  There are no relationships between our management and the union and we consider labour relations with our employees to be in good standing.  We have not experienced any disruptions of our operations as a result of any labour disagreements to date.

6.E.  Share Ownership

As at August 28, 2009, the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at August 28, 2009	Number of Common Shares Subject to Options or Warrants at August 28, 2009	Beneficial Percentage Ownership (1)	Exercise Price (CAD$)	Expiry Date
Gaston Araya	nil	nil	*	n/a	n/a

Robert Baxter	87,500	nil	*	n/a	n/a

John Cook	95,000	nil	*	n/a	n/a

Richard Fifer	4,348,783	118,800 585,000	5.26%	$0.26 $0.54	July 11, 2010 February 1, 2011

Joao Manuel	nil	300,000	*	$0.52	December 1, 2013

Bassam Moubarak	10,000	200,000	*	$0.39	January 5, 2014

John Resing	48,500	400,000	*	$0.56	November 18, 2013

Graham Scott	28,000	43,200	*	$0.54	February 1, 2011

*

Indicates less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 28, 2009, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 96,040,121 common shares outstanding as of August 28, 2009.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 59

On June 23, 1994, we adopted a stock option plan (the "Option Plan") which authorized our Board of Directors to grant incentive stock options to our directors, officers and employees or our associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Option Plan and the rules and policies of the Toronto Stock Exchange.  Under the terms of the Option Plan, the aggregate number of our common shares reserved for issuance under the Option Plan at any time could not exceed 4,950,968.  The aggregate number of common shares reserved for issuance under the Option Plan to any person may not exceed 5% of the number of our outstanding common shares.  On July 24, 2002, our Board of Directors amended the Option Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

On December 8, 2006, we adopted a new stock option plan (the “New Plan”) authorizing our Board of Directors to grant incentive stock options to directors, executive officers, employees or consultants of our company or of our subsidiaries in accordance with the terms of the Option Plan and as may be acceptable pursuant to the policies of the Toronto Stock Exchange.  Under the terms of the New Plan, the aggregate number of our common shares reserved for issuance under the New Plan at any time may not exceed 10,000,000.  The approval of our disinterested shareholders must be obtained before (a) the number of common shares under option to insiders within any 12-month period; or (b) the number of common shares issuable to insiders at any time, when combined with all of our security-based compensation arrangements, may exceed 10% of our issued and outstanding common shares.  The approval of our disinterested shareholders must also be obtained for the reduction in the exercise price, or extension of the term, of options previously granted to insiders.

At our annual general meeting of shareholders held on November 18, 2008, our shareholders approved an amended and restated stock option plan (the “Amended Plan”) increasing the maximum number of shares that may be the subject of options at any given time from 10,000,000 to 10,700,000 common shares.  The Amended Plan also allows for cashless exercises by option holders in the event of a bona fide takeover offer of our company.

The exercise price of options issued under our Amended Plan will not be lower than the “market price” as defined in the Toronto Stock Exchange Company Manual, being the volume weighted average trading price on the Toronto Stock Exchange for the shares for the five trading days immediately preceding the date on which the option is granted.  Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by our Board of Directors.  Our Board of Directors may at its discretion in granting any option set a vesting period whereby the option may only be exercisable in pre-determined installments.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at August 28, 2009, beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held at August 28, 2009	Percentage of Common Shares Outstanding at August 28, 2009

Walnut Street Absolute Return Fund, L.P.	11,370,000	11.84%

There has been no significant change in the percentage ownership held by our major shareholder during the past three years and our major shareholder does not have different voting rights.

As at August 28, 2009, there were 96,040,121 of our common shares issued and outstanding.  Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were a total of 205 holders of our common shares, of which 43 were resident in Canada holding an aggregate 82,868,260 common shares, 114 were resident in the United States holding an aggregate 11,166,447 common shares and 48 holders holding an aggregate of 2,005,414 common shares were not resident in either Canada nor the United States.  The shareholdings of United States holders represented approximately 11.6269% of our total issued and outstanding common shares as at August 28, 2009.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 60

To the extent known to our management, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.  Further, we do not know of any arrangements that may, at a subsequent date, result in a change of control of our company.

7.B.  Related Party Transactions

During the twelve months ended May 31, 2009:

The Company paid consulting fees of $4,234 (one month ended May 31, 2008 - $1,890, twelve months ended April 30, 2008 - $103,965, three months ended April 30, 2007 - $13,421 and twelve months ended January 31, 2007 - $361,985) to related companies controlled by a director and a former officer.

The Company paid consulting fees and wages of $252,334 (one month ended May 31, 2008 - $9,051, twelve months ended April 30, 2008 - $140,535, three months ended April 30, 2007 - $nil and twelve months ended January 31, 2007 - $nil) to companies controlled by directors and an officer.

The Company paid legal fees of $269,526 (one month ended May 31, 2008 – $nil, twelve months ended April 30, 2008 - $107,329, three months ended April 30, 2007 - $38,438 and twelve months ended January 31, 2007 - $202,536), share issue costs of $nil (one month ended May 31, 2008 – $nil, twelve months ended April 30, 2008 - $162,523, three months ended April 30, 2007 - $nil and twelve months ended January 31, 2007 - $99,566) and financing costs of $104,272 (one month ended May 31, 2008 - $95,257, twelve months ended April 30, 2008 – $nil, three months ended April 30, 2007 - $nil and twelve months ended January 31, 2007 - $nil) to a law firm controlled by an officer.

The Company paid for goods and services of $155,805 (one month ended May 31, 2008 – $nil, twelve months ended April 30, 2008 - $127,326, three months ended April 30, 2007 - $23,110 and twelve months ended January 31, 2007 - $94,514) to a company controlled by an officer.

The Company sold dore bars containing 256 ounces to a director and officer for net proceeds of $220,060 (thirteen months ended May 31, 2008 – $nil).  The sale was completed using the London Gold Market PM fix price.

At May 31, 2009, $25,925 was owed to an officer of the Company.

Other than the above transactions, there were no material transactions in the 12 months ended May 31, 2009, or proposed material transactions between us or any of our subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities (or their wholly owned private companies), including directors and senior management of companies and close members of such individuals' families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.

None of our officers or directors, or any associate of such person, was indebted to us at any time during the 12 months ended May 31, 2009, the one month ended May 31, 2008, the 12 months ended April 30, 2008, nor during the three months ended April 30, 2007.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 61

7.C.  Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the 12 months ended May 31, 2009, the one month ended May 31, 2008, the 12 months ended April 30, 2008, the three months ended April 30, 2007, and the 12 months ended January 31, 2007, which contains an Independent Auditor’s Report on Financial Statements dated September 1, 2009, comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict, Consolidated Balance Sheets as at May 31, 2009 and May 31, 2008. Consolidated Statements of Operations and Comprehensive Loss and Deficit for the Fiscal Periods ended May 31, 2009, May 31, 2008, April 30, 2008, April 30, 2007, and January 31, 2007, Consolidated Statements of Cash Flows for the Fiscal Periods Ended May 31, 2009, May 31, 2008, April 30, 2008, April 30, 2007, and January 31, 2007, and Notes to the Consolidated Financial Statements.

Dividend Distributions

The timing, payment, form and amount of dividends paid on our common shares, if and when declared, is determined by our board of directors, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business matters as our board of directors considers relevant.

8.B.  Significant Changes

Subsequent to May 31, 2009:

1)

Our wholly-owned subsidiary Panama Central Electrica, S.A. (“PCE”) entered into a Memorandum of Understanding (“MOU”) with Generadora Hidroelectrica Santa María, S.A. (¨Santa Maria¨) for the development of a 25MW hydroelectric plant (the ¨Hydro Project¨) in the Province of Veraguas, Panama.

2)

We granted 150,000 stock options, 60,000 options expired and 3,245,080 options were cancelled. We are currently reviewing the accounting impact of the option cancellations.

3)

We are currently cunducting an internal investigation under the oversight of our Audit Committee and with the assistance of independent counsel, of certain international operations, focusing on the material weakness identified during our management's assessment of internal controls at May 31, 2009.

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the six months preceding August 28, 2009, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High (CAD$)	Low (CAD$)
July 2009	$0.79	$0.57
June 2009	$0.79	$0.57
May 2009	$0.73	$0.53
April 2009	$0.65	$0.36
March 2009	$0.47	$0.35
February 2009	$0.51	$0.37

Form 20 F for Fiscal Period Ended 2009 May 31	Page 62

	High (CAD$)	Low (CAD$)
June 1, 2008 – May 31, 2009	$1.98	$0.285
Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.73	$0.35
Third Quarter (December 1, 2008 – February 28, 2009)	$0.61	$0.285
Second Quarter (September 1, 2008 – November 30, 2008)	$1.30	$0.36
First Quarter (June 1, 2008 – August 31, 2008)	$1.98	$0.93

May 1, 2008 – May 31, 2008	$2.32	$1.75

May 2007 – April 2008	$3.42	$1.87
Fourth Quarter (February 1, 2008 – April 30, 2008)	$3.05	$1.87
Third Quarter (November 1, 2007 – January 31, 2008)	$3.35	$2.60
Second Quarter (August 1, 2007 – October 31, 2007)	$3.42	$2.36
First Quarter (May 1, 2007 – July 31, 2007)	$3.23	$2.13

February 2007 – April 2007	$2.45	$1.90
February 2006 – January 2007	$3.04	$1.02
February 2005 – January 2006	$1.19	$0.30

The closing price of our common shares on the Toronto Stock Exchange on August 28, 2009, was CAD$0.46.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the six months preceding August 28, 2009, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

2009	High	Low
July 2009	$0.729	$0.4971
June 2009	$0.729	$0.4971
May 2009	$0.64	$0.4453
April 2009	$0.54	$0.29
March 2009	$0.37	$0.26
February 2009	$0.44	$0.2703

June 1, 2008 – May 31, 2009	$1.99	$0.26
Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.64	$0.26
Third Quarter (December 1, 2008 – February 28, 2009)	$0.53	$0.26
Second Quarter (September 1, 2008 – November 30, 2008)	$1.18	$0.28
First Quarter (June 1, 2008 – August 31, 2008)	$1.99	$0.852

May 1, 2008 – May 31, 2008	$2.349	$1.75

May 2007 – April 2008	$3.40	$1.80
Fourth Quarter (February 1, 2008 – April 30, 2008)	$3.06	$1.80
Third Quarter (November 1, 2007 – January 31, 2008)	$3.40	$2.50
Second Quarter (August 1, 2007 – October 31, 2007)	$3.331	$2.1824
First Quarter (May 1, 2007 – July 31, 2007)	$3.08	$2.00

February 2007 – April 2007	$2.24	$1.6398
February 2006 – January 2007	$2.7059	$0.901
February 2005 – January 2006	$1.19	$0.30

Form 20 F for Fiscal Period Ended 2009 May 31	Page 63

The closing price of our common shares on the Over the Counter Bulletin Board on August 28, 2009, was $0.4405.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 64

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.B.  Memorandum and Articles of Association

We were incorporated on October 10, 1985, pursuant to the Company Act, which has been replaced by the Business Corporations Act (British Columbia) (the "Act") and are registered with the Registrar of Companies for British Columbia under incorporation number 298967.  We are not limited in our objects and purposes.

With respect to our directors, our Articles provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with us, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof.  This prohibition does not apply to:

(i)

any such contract or transaction relating to a loan to us, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

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

Our Articles also provide that our directors may from time to time on our behalf borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any of our liabilities or obligations, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of our property and assets (both present and future).  Variation of these borrowing powers would require an amendment to our Articles which would, in turn, require the approval of our shareholders by way of a Special Resolution, as defined hereinafter.  A “Special Resolution” means a resolution cast by a majority of not less than ¾ of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting of which notice as our Articles provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by each of our shareholders who would have been entitled to vote in person or by proxy at our general meeting, and a resolution so consented to is deemed to be a special resolution passed at our general meeting.

There is no requirement in our Articles or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director's qualification.

Holders of our common shares are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to our remaining property upon our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by us nor any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of common shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by our constating documents.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 65

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

There is no provision in our Articles that would have an effect of delaying, deferring or preventing our change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries) other than a shareholder rights plan adopted by our Board of Directors effective March 7, 2006, and approved by our shareholders at the Annual and Special Meeting held on June 6, 2006 (the “Shareholder Rights Plan”).

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

Our Shareholder Rights Plan is filed herewith with the SEC as Exhibit 4.W to this Annual Report.

10.C.  Material Contracts

We have entered into formal agreements with our President and Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and with the head of our Exploration and Resources Development department establishing financial arrangements that would be in effect in the event of a change of control of our company.  Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to two times the annual compensation being paid to such person as at the time of the change of control.  A copy of each of these agreements has been previously filed with the SEC, except for the agreement with our Chief Financial Officer, which is attached to this Form 20-F as Exhibit 4.U.

Our Employment Agreement with our Chief Financial Officer, Bassam Moubarak, also contains a risk mitigation provision providing 12 months’ compensation in the event of termination of his employment without just cause.  The 12 months’ compensation provision will also apply in the event of his dismissal due to any layoff based on group restructuring or a sale of assets.  A copy of the Employment Agreement dated February 11, 2008, between Petaquilla Minerals Ltd. and Bassam Moubarak is attached to the Form 20-F as Exhibit 4.U.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 66

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

Our management considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in us by a person who is not a Canadian resident (a "non-Canadian").

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

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Industry Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Industry Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries.  Because our total assets are less than the $5 million notification threshold, and because our business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in us by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

Form 20 F for Fiscal Period Ended 2009 May 31	Page 67

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

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings or music in print or machine-readable form.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 68

10.E.  Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, our management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, that qualifies for benefits under the Canada-United States Convention (1980), as amended (the “Treaty”) and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of us in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

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

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of our company will be taxable Canadian property to a non-resident holder if, at any time during the 60 month period immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of our shares.  Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 69

Material United States Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares by a U.S. Holder (as hereinafter defined).  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of acquiring, holding and disposing of our common shares, based upon their individual circumstances.

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

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or individual resident of the United States, (ii) corporation, or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.   This summary does not address the tax consequences to, and the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 10% of the value of our total outstanding stock.  This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 70

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

Disposition of Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder’s tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 71

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and we are a PFIC (“Non-Electing U.S. Holder”) over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Form 20 F for Fiscal Period Ended 2009 May 31	Page 72

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

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.   Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  We do not assume responsibility for the withholding of tax at source.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our common shares.

10.F.  Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.G.  Statements by Experts

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.H.  Documents on Display

Any documents referred to in this Form 20-F may be inspected at our head office located at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada, during normal business hours.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 73

10.I.  Subsidiary Information

There is no additional information relating to our subsidiaries, which must be provided in Canada and which is not otherwise called for by the body of Canadian GAAP used in preparing our consolidated financial statements.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject us to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. We have reduced our credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the government of Canada in the form of sales tax and, the credit risk is minimal. Therefore, we are not exposed to significant credit risk and overall our credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We have in place a planning and budgeting process to help determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.  We have historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future. On an annual basis we may be required to pay 35% of our distributable cash as defined in our senior secured notes and convertible senior secured notes indenture and convertible senior secured notes indenture.

Currency risk

Financial instruments that impact our net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. The sensitivity of our net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at May 31, 2009
	10% Increase in the	10% decrease in the
	Canadian Dollar	Canadian Dollar
(Decrease) increase in net earnings	$61,184	$(61,184)
(Decrease) increase in other comprehensive (loss) income	-	-
Comprehensive (loss) income	$61,184	$(61,184)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

Qualitative Information about Market Risk

Our objectives of capital management are intended to safeguard our ability to support our normal operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansionary plans.

Our capital structure consists of long-term debt, leases, senior secured notes, convertible senior secured notes and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. We manage the capital structure and make adjustments in light of changes in economic conditions and the risk characteristics of our assets.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 74

To effectively manage our capital requirements, we have in place a planning and budgeting process to help determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.  We have historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

We are monitoring market conditions to secure funding at the lowest cost of capital.  We are exposed to various funding and market risks which could curtail our access to funds.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act for a fiscal year ending before December 15, 2009, and, as such, there is no requirement to provide any information under this item.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective March 7, 2006, our Board of Directors adopted a shareholder rights plan, which was subsequently approved by our shareholders at our Annual and Special Meeting held on June 6, 2006.

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

Our Shareholder Rights Plan is filed herewith with the SEC as Exhibit 4.W. to this Annual Report.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 75

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our President (serving as our principal executive officer) and Chief Financial Officer (serving as our principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon that evaluation, our President and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a deficiency, or aggregation of deficiencies, such that the risk of material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

During the transition period ended May 31, 2008, we identified material weaknesses in internal controls.

These material weaknesses were as follows:

•

We did not have sufficient accounting resources at one of our subsidiaries in order to account for and apply internal control to transactions originating at the subsidiary.

•

Our IT configuration at one of our subsidiaries does not have the appropriate system privileges set up for each job function; and

•

We had a lack of detective and preventative controls with regard to oversight of recorded transactions at one of our operating subsidiaries

On September 1, 2008 we transitioned to new accounting software that established appropriate system privileges for each job function. This allowed us to resolve the material weakness relating to our IT configuration at one of our subsidiaries.

In March 2009, we upgraded the skills of the accounting staff by recruiting staff that are qualified accountants to oversee the recording of transactions for all of our operating subsidiaries. Detective controls at our head office were implemented in order to mitigate the risk of transactions not being recorded appropriately. This allowed us to resolve the material weakness relating to sufficiency of accounting resources to apply internal controls to transactions originating at the subsidiary and to implement detective controls with respect to oversight of recorded transactions at one of our operating subsidiaries.

Our management assessed the effectiveness of our internal control over financial reporting as of May 31, 2009, and this assessment identified the following material weakness in our internal control over financial reporting:

•

Our policies and procedures relating to cash disbursements at one of our operating subsidiaries were not followed.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 76

In making our assessment of internal control over financial reporting management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Because of the material weakness described in the preceding paragraph, our management believes that, as of May 31, 2009, our internal control over financial reporting was not effective as of the Evaluation Date based on those criteria.

Our Audit Committee has been provided information on the deficiency. Together, our Audit Committee, Board of Directors, and our management continue to work to mitigate the risk of a material misstatement in our financial statements. Subsequent to year-end, we redesigned the internal controls for our operating subsidiaries by replacing all signing authorities at these operations with senior level employees from the parent company. We are currently conducting an internal investigation under the oversight of our Audit Committee and with the assistance of outside independent counsel of certain of our international operations, focusing on the material weakness identified above.

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting as of May 31, 2009.  The report can be found in the “Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight board (United States of America)”.

Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of May 31, 2009, has been audited by our independent registered chartered accountants, Ernst & Young LLP, who also audited our consolidated financial statements for the year ended May 31, 2009.  Ernst & Young LLP have expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of May 31, 2009, and their report is included on page 85 of this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting also can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

ITEM 16.  [RESERVED]

Form 20 F for Fiscal Period Ended 2009 May 31	Page 77

16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it does have at least one audit committee financial expert serving on our Audit Committee.  John Resing, a Certified Public Accountant and member of the American Institute of Certified Public Accountants (AICPA), serves as the Chairman of our Audit Committee.  He has over 15 years’ experience as an outside director of a number of public and private U.S. firms and extensive experience in strategic planning, annual operating plans, financial oversight, SEC reporting, board governance and financing strategy.  He has held Chief Financial Officer and Managing General Partner positions and is a former partner of the accounting and auditing firm of Coopers & Lybrand (now Pricewaterhouse Coopers LLP).  Further, John Resing is considered to be “independent”, as defined in National Instrument 52-110, Audit Committees, as adopted by the Canadian Securities Administrators.

16.B.  CODE OF ETHICS

Effective May 31, 2009, our Board of Directors adopted an updated Code of Business Ethics and Conduct that applies to, among other persons, our President and Chief Executive Officer, being our principal executive officer, and our Chief Financial Officer, being our principal financial officer, and our controller, as well as persons performing similar functions.  As adopted, our Code of Business Ethics and Conduct sets forth written standards that are designed to deter wrongdoing and to promote:

(1)

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)

full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

(3)

compliance with applicable governmental laws, rules and regulations;

(4)

the prompt internal reporting of violations of the Code of Business Ethics and Conduct to an appropriate person or persons identified in the Code of Business Ethics and Conduct; and

(5)

accountability for adherence to the Code of Business Ethics and Conduct.

Our Code of Business Ethics and Conduct requires, among other things, that all of our personnel shall be accorded full access to our President and Chief Executive Officer and Chief Financial Officer with respect to any matter which may arise relating to the Code of Business Ethics and Conduct.  Further, all of our personnel are to accorded full access to our Board of Directors if any such matter involves an alleged breach of the Code of Business Ethics and Conduct by our President and Chief Executive Officer or Chief Financial Officer.

In addition, our Code of Business Ethics and Conduct emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining our financial integrity, consistent with generally accepted accounting principles, and federal, provincial and state securities laws.  Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our Chairman of the Audit Committee or Chief Financial Officer or, if anonymity is preferred, to an independent whistle-blower hotline operated and controlled by a third party.  It is against our policy to retaliate against any individual who reports in good faith the violation or potential violation of our Code of Business Ethics and Conduct by another.

Our Code of Business Ethics and Conduct and our Whistle-Blower Policy have been previously filed as Exhibits 11.A and 11.B to our Annual Report on Form 20-F for the period ended May 31, 2008.  The full text of our Code of Business Ethics and Conduct and our Whistle-Blower Policy can be viewed on our website at www.petaquilla.com and we will provide a copy of each document to any person without charge, upon request.  Requests can be sent to: Petaquilla Minerals Ltd., Suite 410 - 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for (i) the period covered by the 12 months ended May 31, 2009 and (ii) the period covered by the one month ended May 31, 2008, and 12 months ended April 30, 2008, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	12 Months Ended		One Month Ended May 31, 2008
	May 3, 2009		and
	(CAD$)		12 Months Ended April 30, 2008
			(CAD$)
Audit Fees (1)	$791,298	(5)	$571,675
Audit Related Fees (2)	$40,000	(5)	$35,110
Tax Fees (3)	$20,000	(5)	$17,616
All Other Fees (4)			$130,000
Totals	$851,298	(5)	$754,401

Form 20 F for Fiscal Period Ended 2009 May 31	Page 78

(1)

“Audit Fees" represent the aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by our accountant in connection with statutory and regulatory filings or engagements.

(2)

“Audit-Related Fees" represent the aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” above.

(3)

“Tax Fees" represent the aggregate fees for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)

“All Other Fees" represent the aggregate fees billed for products and services provided by our principal accountant, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above.

(5)

Fees for the 12 months ended May 31, 2009, are estimated.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditor.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements (i.e. 100%) and fees for the 12 months ended May 31, 2009, the one month ended May 31, 2008, and the 12 months ended April 30, 2008, were approved by the Audit Committee and all such engagements were completed by our independent auditor with no work performed by persons other than our independent auditor’s full-time, permanent employees.  The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditor's independence.  The Board has determined that, starting in the fiscal year ended January 31, 2005, fees paid to our independent auditors for non-audit services in any year would not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Form 20 F for Fiscal Period Ended 2009 May 31	Page 79

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases were made by us or on our behalf or any “affiliated purchaser”, as defined in §240.10b-18(a)(3), of shares or other units of any class of our equity securities that is registered pursuant to Section 12 of the Exchange Act.

16.F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

16.G.  CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Please see the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in United States dollars.  Such consolidated financial statements have been reconciled to U.S. GAAP (see Note 29 therein).

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008,
Twelve Months Ended April 30, 2008, and Three Months Ended April 30, 2007

Form 20 F for Fiscal Period Ended 2009 May 31	Page 80

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

Form 20-F for Fiscal Period Ended 2009 May 31	Page 81

Management Report on Internal Control over Financial Reporting

The management of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  Petaquilla’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a deficiency, or aggregation of deficiencies, such that the risk of material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

During the prior year, the Company identified material weaknesses in internal controls.

These material weaknesses were as follows:

▪

The Company did not have sufficient accounting resources at one of its subsidiaries in order to account for and apply internal controls to transactions originating at the subsidiary.

▪

The Company’s IT configuration at one of its subsidiaries did not have the appropriate system privileges set up for each job function.

▪

There was a lack of detective and preventative controls with regard to oversight of recorded transactions at one of the Company’s operating subsidiaries.

On September 1, 2008, the Company transitioned to new accounting software that resulted in appropriate system privileges being set up for each job function.  This allowed the Company to resolve the material weakness relating to the IT configuration at one of its subsidiaries.

In March 2009, the Company upgraded the skills of the accounting staff by recruiting qualified accountants to oversee the recording of transactions for all of its operating subsidiaries.  Detective controls at head office were implemented in order to mitigate the risk of transactions not being recorded appropriately.  This allowed the Company to resolve the material weakness relating to sufficiency of accounting resources to apply internal controls to transactions originating at the subsidiary and to implement detective controls with respect to the oversight of recorded transactions at one of its subsidiaries.

The Company’s management assessed the effectiveness of Petaquilla’s internal controls over financial reporting as of May 31, 2009 and this assessment identified the following material weakness:

•

The Company’s policies and procedures relating to cash disbursements at one of the Company’s operating subsidiaries were not followed.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Because of the material weakness described in the preceding paragraph, Petaquilla’s management believes that, as of May 31, 2009 (“the Evaluation Date”), the Company’s internal control over financial reporting was not effective as of the Evaluation Date based on those criteria.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 82

The Audit Committee has been provided information on the deficiency.  Together, the Company’s Audit Committee, Board of Directors, and management continue to work to mitigate the risk of a material misstatement in the Company’s financial statements.  Subsequent to year-end, Petaquilla redesigned the internal controls at the operating subsidiaries by replacing all signing authorities at these operations with senior level employees from the parent company.  The Company is currently conducting an internal investigation, under the oversight of the Audit Committee and with the assistance of independent counsel, of certain of the Company’s international operations, focusing on the material weakness identified above.

Other than the foregoing, during the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PETAQUILLA MINERALS LTD.

By: /s/ Richard Fifer	By: /s/ Bassam Moubarak
Richard Fifer, President and Chief Executive Officer	Bassam Moubarak, Chief Financial Officer
(principal executive officer)	(principal financial and accounting officer)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 83

INDEPENDENT AUDITORS’ REPORT ON
FINANCIAL STATEMENTS

To the Shareholders of Petaquilla Minerals Ltd.

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. (the “Company”) as at May 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year ended May 31, 2009, the one month period ended May 31, 2008, the year ended April 30, 2008, the three month period ended April 30, 2007 and the year ended January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at May 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended May 31, 2009, the one month period ended May 31, 2008, the year ended April 30, 2008, the three month period ended April 30, 2007 and the year ended January 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2, during 2009 the Company changed its accounting policy for mineral properties. Also, as discussed in note 2 to the consolidated financial statements, during 2009 the Company changed its reporting currency to U.S. dollars.

As discussed in notes 28 and 29, the Company has restated the accompanying consolidated financial statements as at and for the periods ended May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007 to correct errors in the accounting for its equity method investment and mineral properties. Also, as discussed in note 29, the Company has restated the accompanying consolidated financial statements as at and for the period ended May 31, 2008 to correct an error in the accounting for debt issue costs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at May 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2009 expressed an adverse opinion thereon.

Vancouver, Canada, September 1, 2009.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 84

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 1, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada, September 1, 2009.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 85

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS
UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s (the “Company”) internal control over financial reporting as at May 31, 2009 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 86

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness was identified and included in management’s assessment: the Company’s policies and procedures relating to cash disbursements at one of its subsidiaries were not followed.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the May 31, 2009 consolidated financial statements and this report does not affect our report dated September 1, 2009 on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Petaquilla Minerals Ltd. has not maintained effective internal control over financial reporting as at May 31, 2009, based on the COSO criteria.

Vancouver, Canada, September 1, 2009.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 87

PETAQUILLA MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(in United States Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	May 31,	May 31,
	2009	2008
		(Notes 2 and 29)
ASSETS (Notes 14 and 15)
Current
Cash and cash equivalents (Notes 9 and 24)	$3,575,168	$12,850,137
Receivables	144,225	450,885
Inventory (Note 3)	1,038,999	-
Prepaid expenses	591,847	310,255
Total current assets	5,350,239	13,611,277
Restricted cash (Note 8)	707,480	670,175
Investment in Petaquilla Copper Ltd. (Note 7)	-	2,408,443
Deposit on equipment and construction materials	1,762,945	-
Property and equipment (Notes 4 and 13)	12,879,658	16,779,149
Mineral properties (Note 5)	60,843,501	37,739,133
Total assets	$81,543,823	$71,208,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank overdraft (Note 9)	$-	$2,100,000
Operating credit line facility (Note 10)	-	3,872,434
Accounts payable and accrued liabilities	8,746,892	8,493,460
Current portion of deferred services and materials (Note 12)	120,000	248,786
Current portion of obligations under capital leases (Note 13)	5,054,987	2,174,903
Current portion of long-term debt (Note 11)	160,993	436,151
Current portion of senior secured notes (Note 14)	15,653,483	-
Total current liabilities	29,736,355	17,325,734

Deferred services and materials (Note 12)	3,123,394	4,003,423
Asset retirement obligation (Note 25)	4,664,720	4,333,216
Senior secured notes (Note 14)	13,754,019	26,785,359
Convertible senior secured notes (Note 15)	34,794,455	-
Long-term debt (Note 11)	-	162,568
Obligations under capital leases (Note 13)	4,391,168	3,991,743
Total liabilities	90,464,111	56,602,043
Commitments and contingencies (Notes 22 and 26)
Shareholders' (deficit) equity
Share capital
Authorized
Unlimited common shares and preferred shares without par value (Note 16)
Issued and outstanding 96,040,121 (May 31, 2008 – 95,958,641) common shares	89,208,668	89,002,273
Treasury shares, at cost 44,200 (May 31, 2008 – 44,200) common shares	(122,193)	(122,193)
Warrants (Notes 16 and 18)	14,109,097	11,771,374
Contributed surplus (Note 16)	13,897,197	14,714,276
Equity component of convertible senior secured notes (Note 15)	495,121	-
Accumulated comprehensive income (Note 2)	(6,733,242)	(2,084,526)
Deficit	(119,774,936)	(98,675,070)
Total shareholders’ (deficit) equity	(8,920,288)	14,606,134
Total liabilities and shareholders’ (deficit) equity	$81,543,823	$71,208,177

On behalf of the Board:

“Richard Fifer”	- Director	“John Cook”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 88

PETAQUILLA MINERALS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT

(in United States Dollars)

	Twelve months	One month	Twelve months	Three months	Twelve months
	ended May 31	ended May 31	ended April 30	ended April 30	ended January 31
	2009	2008	2008	2007	2007
		(Notes 2 and 29)	(Note 2)	(Note 2)	(Notes 2 and 29)

EXPENSES
Accounting and legal (Note 19)	$1,944,302	$15,536	$1,306,921	$204,246	$433,266
Accretion of asset retirement obligation (Note 25)	331,504	52,098	305,692	-	-
Consulting fees (Note 19)	370,248	21,170	943,250	277,051	667,788
Amortization	336,602	35,511	344,968	116,893	296,442
Filing fees	115,295	280	87,005	5,473	67,027
Investor relations and shareholder information	1,121,895	54,595	1,012,822	132,438	979,155
Office administration	2,152,886	177,657	2,366,940	152,031	700,350
Rent	240,693	1,630	122,495	33,074	124,344
Exploration and development costs (Note 6)	7,761,862	562,237	11,690,204	2,167,355	10,930,276
Stock-based compensation (Note 17)	898,454	77,890	5,561,247	2,915,884	14,962,731
Travel	1,014,530	121,849	857,907	230,293	1,248,787
Debt issuance costs (Notes 14 and 15)	6,398,825	3,894,873	-	-	-
Wages and benefits (Note 19)	2,916,615	177,329	1,668,455	154,811	1,591,959
Total expenses	(25,603,711)	(5,192,655)	(26,267,906)	(6,389,549)	(32,002,125)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(8,157,720)	295,059	1,342,442	(757,632)	23,723
Gain on sale of marketable securities	-	-	-	-	18,584
Interest income	169,366	78,658	51,926	49,080	260,393
Interest on long-term debt	(37,382)	(15,613)	(68,465)	(59,845)	-
Asset usage fees	(4,155)	(695)	126,775	90,635	-
Gain on sale of equity investment (Note 7)	40,604,938	-	4,347,077	-	-
Power and drilling services	156,597	70,094	76,430	-	-
Loss from equity investment (Note 7)	(2,396,011)	(779,846)	(8,301,371)	(2,057,724)	(714,756)
Gain on dilution of equity investment (Note 7)	2,238,492	-	12,582,085	632,396	1,701,589
Redemption loss on senior secured notes	(13,130,982)	-	-	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	(14,939,298)	-	-	-	-
Total other income (expenses)	4,503,845	(352,343)	10,156,899	(2,103,090)	1,289,533

Net loss for the period	(21,099,866)	(5,544,998)	(16,111,007)	(8,492,639)	(30,712,592)
Other comprehensive (loss) gain:
Unrealized (loss) gain on translating financial statements to U.S. reporting currency (Note 2)	(4,648,716)	487,574	716,555	923,990	(598,731)

Comprehensive loss for the year	$(25,748,582)	$(5,057,424)	$(15,394,452)	$(7,568,649)	$(31,311,323)

Basic and diluted loss per share	$(0.22)	$(0.06)	$(0.17)	$(0.09)	$(0.40)

Weighted average number of common shares outstanding	96,019,488	93,131,030	93,131,030	89,615,924	77,695,782

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 89

PETAQUILLA MINERALS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in United States dollars)

					Accumulated
	Number	Amount of	Contributed		Other	Retained Earnings
	of Common	Common Shares	Surplus	Warrants	Comprehensive	(Accumulated
	Shares	(Note 2)	(Note 2)	(Note 2)	Income (Note 2)	Deficit) (Note 2)
Balance as at January 31, 2006	70,246,303	$48,567,732	$762,248	$1,018,052	$(3,613,914)	$(37,813,834)
Non-brokered private placement, net of finders’ fees	9,400,000	10,296,327	-	8,687,152	-	-
Exercise of stock options	4,737,893	9,904,961	(7,618,555)	-	-	-
Exercise of warrants	4,982,835	6,368,665	-	(1,018,052)	-	-
Stock-based compensation	-	-	15,066,563	-	-	-
Share issuance costs	-	(1,247,623)	-	721,018	-	-
Net loss	-	-	-	-	-	(30,712,592)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(598,731)	-
Balance as at January 31, 2007	89,367,031	$73,890,062	$8,210,256	$9,408,170	$(4,212,645)	$(68,526,426)
Exercise of stock options	509,920	904,299	(658,177)	-	-	-
Stock-based compensation	-	-	2,915,884	-	-	-
Net loss	-	-	-	-	-	(8,492,639)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	923,990	-

Balance as at April 30, 2007	89,876,951	$74,794,361	$10,467,963	$9,408,170	$(3,288,655)	$(77,019,065)
Non-brokered private placement, net of finders’ fees	4,552,412	10,953,460	-	1,335,817	-	-
Exercise of stock options	1,055,883	3,047,984	(1,986,003)	-	-	-
Exercise of warrants	373,395	1,142,295	-	(517,130)	-	-
Share issue relating to legal settlement	100,000	264,438	-	-	-	-
Stock-based compensation	-	-	6,154,426	-	-	-
Share issuance costs	-	(561,911)	-	86,439	-	-
Net loss	-	-	-	-	-	(16,111,007)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	716,555	-

Balance as at April 30, 2008	95,958,641	$89,640,627	$14,636,386	$10,313,296	$(2,572,100)	$(93,130,072)
Stock-based compensation	-	-	77,890	-	-	-
Senior secured notes warrants	-	-	-	819,724	-	-
Share issuance costs	-	(638,354)	-	638,354	-	-
Net loss	-	-	-	-	-	(5,544,998)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	487,574	-

Balance as at May 31, 2008	95,958,641	$89,002,273	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	(168,732)	-	-	-
Stock-based compensation	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	706,802	-	-
Expiration of warrants	-	-	263,263	(263,263)	-	-
Warrant issue costs				(102,546)	-	-
Repricing of senior secured notes warrants	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(4,648,716)	-
Balance as at May 31, 2009	96,040,121	$89,208,668	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 90

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in United States Dollars)

	Twelve months	One	Twelve	Three	Twelve
	ended May	month ended	months ended	months ended	months ended
	31,2009	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
		(Note 2)	(Note 2)	(Note 2)	(Notes 2 and 29)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(21,099,866)	$(5,544,998)	$(16,111,007)	$(8,492,639)	$(30,712,592)
Items not affecting cash:
Accretion of asset retirement obligation	331,504	52,098	305,692	-	-
Amortization	336,602	35,511	344,968	116,893	296,442
Gain on dilution of equity investment	(2,238,492)	-	(12,582,085)	(632,396)	(1,701,589)
Gain on sale of equity investment	(40,604,938)	-	(4,347,077)	-	-
Loss from equity investment	2,396,011	779,846	8,301,371	2,057,724	714,756
Stock-based compensation	898,454	77,890	5,561,247	2,915,884	14,962,731
Stock-based compensation included in exploration and development expenses	(28,564)	12,113	581,068	-	103,832
Amortization included in exploration and development expenses	4,033,720	368,809	2,901,942	104,346	422,985
Debt issuance costs	6,398,825	3,894,872	-	-	-
Redemption loss on senior secured notes	13,130,982	-	-	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	14,939,298	-	-	-	-
Gain on sale of marketable securities	-	-	-	-	(18,584)
Unrealized foreign exchange (gain) loss	8,648,330	-	-	-	-
Unrealized loss on restricted cash	2,695	-	90,696	48,822	(24,240)
Unrealized foreign exchange loss on asset retirement obligation	-	(81,014)	(366,857)	-	-
Unrealized foreign exchange loss on capital leases and lease credit facility	-	(155,700)	98,636	-	-
Unrealized foreign exchange loss on senior secured notes	-	(155,332)	3,080	-	-
Unrealized foreign exchange loss on long-term debt	-	(5,707)	(60,303)	67,137	(37,149)
Changes in non-cash working capital items:
Decrease (increase) in receivables	306,660	(187,614)	(153,297)	6,827	(67,022)
(Increase) decrease in prepaid expenses	(281,592)	343,861	(202,481)	204,092	(574,406)
(Increase) in inventory	(1,038,999)	-	-	-	-
Deferred services and materials	(156,597)	(70,094)	(76,430)	-	-
(Decrease) increase in accounts payable and accrued liabilities	(1,984,118)	(9,498,857)	9,042,977	(77,780)	2,127,961
Net cash used in operating activities	(16,010,085)	(10,134,316)	(6,667,860)	(3,681,090)	(14,506,875)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	37,662	-	1,625,520	172,358	7,641,542
Proceeds from shares subscribed	-	-	12,142,274	129,500	19,782,532
Share issuance costs	-	-	(458,397)	-	(1,359,473)
Advances from (to) Petaquilla Copper Ltd.	-	-	17,682,808	(2,105,813)	(1,887,290)
(Repayment of) proceeds from bank overdraft	(2,100,000)	(32,125)	896,935	1,040,648	-
Proceeds of long term debt	-	-	-	-	1,277,230
Proceeds from senior secured notes	47,750,000	32,250,000	-	-	-
Repayment of senior secured notes	(64,238,852)	-	-	-	-

Form 20-F for Fiscal Period Ended 2009 May 31	Page 91

Proceeds from convertible senior secured	40,000,000	-	-	-	-
Prepaid interest on senior secured notes	(7,162,500)	(4,837,500)	-	-	-
Prepaid interest on convertible senior	(6,000,000)	-	-	-	-
Payment of capital lease obligations	(2,824,140)	(60,390)	(700,022)	-	-
Debt issuance costs	(6,286,138)	(3,894,872)	-	-	-
Repayment of long-term debt	(436,230)	(45,005)	(534,993)	(92,202)	(105,331)
Net cash provided by financing activities	(1,260,198)	23,380,108	30,654,125	(855,509)	25,349,210

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,631,883)	-	(6,579,011)	(109,962)	(5,064,168)
Deposit on equipment	(1,762,945)	-	-	-	-
Investment in mineral properties	(31,679,647)	(1,289,902)	(13,909,888)	-	(6,130,457)
Redemption (purchase) of performance bond and restricted cash	-	-	511,315	334,456	(780,000)
Proceeds from sale of marketable securities	-	-	-	-	18,656
Proceeds (purchase) from sale of equity investment	43,238,852	-	-	-	(439,986)
Net cash used in investing activities	8,164,377	(1,289,902)	(19,977,584)	224,494	(12,395,955)
Impact of exchange rate changes on cash and cash equivalents	(169,063)	(872,009)	(3,849,118)	31,097	(610,758)
Change in cash and cash equivalents	(9,274,969)	11,083,881	159,563	(4,281,008)	(2,164,378)
Cash and cash equivalents, beginning of period	12,850,137	1,766,256	1,606,693	5,887,701	8,052,079
Cash and cash equivalents, end of period	$3,575,168	$12,850,137	$1,766,256	$1,606,693	$5,887,701
Supplemental disclosure with respect to cash flows (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 92

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

1.

NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (“the Company”) was incorporated in the Province of British Columbia.

The Company is engaged in mine development and mineral exploration activities of gold-bearing mineral properties in Panama.  The Company operates under the rules and regulations of Ley Petaquilla No. 9 and accordingly requires approval from the Ministry of Industry and Commerce in Panama before commercial production may commence.   The Company’s main focus has been the development of the Molejon Gold Project which is expected to be in commercial production in fiscal 2010.   Exploration activities have centered on the Company’s 659 square kilometre concessions surrounding the Petaquilla concession located in the Province of Colon, Panama.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated any operating revenues to date, has experienced recurring operating losses and has accumulated an operating deficit of $119,774,936 as at May 31, 2009 (May 31, 2008 - $98,675,070) and a shareholders’ deficit of $8,920,288 at May 31, 2009 (May 31, 2008 – shareholders’ equity of $14,606,134).  Also the Company had a working capital deficiency of $24,386,116 at May 31, 2009 (May 31, 2008 - $3,714,457). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

The Company has a scheduled senior secured notes repayment of $6,000,000 on September 15, 2009. Management’s plan in this regard is to raise equity, debt financing and cash from forward gold sales as required. There are no assurances that the Company will be successful in achieving these goals.

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

The operating cash flow and profitability of the Company are also affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, environmentalist risk and political risk.  The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). For a description of the differences between Canadian GAAP and United States GAAP for the Company, see note 29.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infrastructure Ltd. (a Canadian corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Petaquilla Hidro, S.A. (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation) and a 51% interest in Petaquilla Infraestructura, S.A. (a Panama corporation).  The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

Form 20-F for Fiscal Period Ended 2009 May 31	Page 93

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results could differ from these estimates.

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, recoverability of accounts receivable and  investments, estimates of the useful life of properties and equipment, the future cost of asset retirement obligations, the amount and likelihood of contingencies, the discount rate used for valuation of senior secured and convertible senior secured notes, the valuation allowance for future income tax assets and the accounting for stock-based compensation and warrants.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company places its deposits with financial institutions with high credit standings. The Company regularly maintains cash balances in financial institutions in excess of insured limits.

Inventory

 Materials and supplies inventory are valued at the lower of cost and net realizable value. Net realizable value is determined based on current replacement cost.

Property and equipment

Equipment is recorded at cost less accumulated amortization, which is provided on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment under capital lease	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Buildings	4%

Form 20-F for Fiscal Period Ended 2009 May 31	Page 94

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties

Exploration and development costs are expensed until such time as reserves are proven and financing to complete development has been obtained. Acquisition costs of mineral properties and tangible development costs incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to fair value if carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.  Capitalized costs are depleted using a unit-of-sale method over the estimated economic life of the mine to which they relate.

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

Receivables

Receivables are classified as loans and receivables and are measured at amortized costs. Receivables consist of refundable government value added taxes and travel advances.

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-sale method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and adjusted for changes in the estimated future cash flows underlying any initial fair value measurements (an increase or decrease in asset retirement costs).

Impairment of long-lived assets

A long-lived asset which includes property and related costs and equipment is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

Prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations have been translated into United States dollars up until this date using the current rate method as follows:  all assets and liabilities are translated into United States dollars at

Form 20-F for Fiscal Period Ended 2009 May 31	Page 95

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as accumulated other comprehensive income (“AOCI”), a separate component of shareholders’ equity.  Subsequent to the change in measurement currency described below, the AOCI balance will remain the same until the entities which gave rise to the AOCI balance are disposed of.  In addition, unrealized gains and losses due to movements in exchange rates on balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

Due to several financings in U.S. dollars, the most recent in March 2009, as well as the commencement of startup operations in Panama and expected revenue generation in U.S. dollars, it has been determined that as of March 1, 2009, the United States dollar is the reporting and measurement currency of the Company’s operations and therefore these operations have been translated using the temporal method from that date onward.  Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  During the pre-operating period, revenues and related expenses are recognized as a reduction / increase to mineral properties.

Debt issuance costs

Debt issuance costs, which include legal fees, trustee fees, due diligence fees, finders’ fees, and finders’ warrants, are expensed in the year that they are incurred.

Interest expense

Interest expense on financing related to project development, construction and mill equipment is capitalized to mineral properties to be amortized over the recoverable reserves on a unit-of-sale basis.  Interest on operating long-term debt is expensed to operations as it is incurred since it relates to the acquisition of equipment used for general corporate purposes rather than for production.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized as a result of the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, all outstanding options and warrants were anti-dilutive since the proceeds to be received would be below the market value of the Company’s shares.

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

Form 20-F for Fiscal Period Ended 2009 May 31	Page 96

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

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

Adoption of new accounting policies

On June 1, 2008, the Company adopted new accounting standards related to general standards of financial statement presentation, capital disclosure and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standards are as follows:

Section 1400, General Standards of Financial Statement Presentation

This Section specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern. The Company’s disclosure reflects such assessment.

Section 1535, Capital Disclosures

This Section specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about these objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosure requirements pertaining to this Section are contained in Note 23.

Section 3862, Financial Instruments – Disclosures

Section 3863, Financial Instruments – Presentation

These Sections replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. Disclosure requirements pertaining to this section are contained in Note 23.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s annual consolidated financial statements for its fiscal year ending May 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 97

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supercedes EIC Abstract 126 -Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company’s annual consolidated financial statements for its fiscal year ending May 31, 2009, with retroactive application. The adoption of EIC – 174 did not result in a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective June 1, 2009

In February 2008, the CICA issued a new Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062.  The new Section is applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009. The adoption of this section in fiscal 2010 will not have a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after June 1, 2011.

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

Form 20-F for Fiscal Period Ended 2009 May 31	Page 98

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures.  The transition may also impact business activities such as certain contractual arrangements, capital requirements and compensation arrangements.

Changes in Accounting Policies

(a)

Change in Reporting Currency

Effective March 1, 2009, the Company changed its reporting currency to the U.S. Dollar (USD). The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to March 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit, comprehensive income, accumulated other comprehensive income and cash flows in Canadian dollars (CAD). In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method. Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

(b)

Mineral Properties

During the current fiscal year, as a result of the initiation of a new exploration program, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its accounting policies including an examination of the Company’s current accounting policies.    Due to this review, the Company determined that it was appropriate to change its accounting policy for mineral properties whereby exploration and development costs are to be expensed until such time as reserves are proven and financing to complete development has been obtained. Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian generally accepting accounting principles (“Canadian GAAP”). This change in accounting policy has also been applied to the calculation of dilution gains and equity losses from the Company’s equity investment in Petaquilla Copper Ltd.

Management believes that this revised accounting policy will provide a more relevant and reliable basis of accounting. Among other benefits, the revised accounting policy aligns the accounting treatment of mineral property expenditures with standards used by producing mining companies in the resource sector and with global accounting standards. The change in accounting policy has been applied retrospectively, and the comparative statements for May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007 have been restated.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 99

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The effect of the adjustment on the financial statements is summarized in the tables below.

Consolidated balance Sheet	May 31, 2008 as	Restatement	Change in
	previously	Adjustment	Accounting Policy	May 31, 2008
	reported	(Note 28)	Adjustment	restated
Mineral properties	$67,541,355	-	$(29,802,222)	$37,739,133
Investment in Petaquilla Copper Ltd.	9,507,564	(1,207,000)	(5,892,121)	2,408,443

Consolidated Statement of	May 31, 2008 as	Restatement	Change in
Operations and Comprehensive	previously	Adjustment	Accounting Policy	May 31, 2008
Loss and Deficit	reported	(Note 28)	Adjustment	restated
Exploration and development costs	$-	-	$(562,237)	$(562,237)
Loss from equity investment	(230,752)	-	(549,094)	(779,846)
Net loss/comprehensive loss for the period	(4,433,667)	-	(1,111,331)	(5,544,998)
Loss per share – basic and diluted	(0.05)	-	(0.01)	(0.06)

Consolidated Statement of Cash		Restatement	Change in
Flows	May 31, 2008 as	Adjustment	Accounting Policy	May 31, 2008
	previously reported	(Note 28)	Adjustment	restated
Operating activities	$(9,953,001)	-	$(181,315)	$(10,134,316)
Investing activities	(1,471,217)	-	181,315	(1,289,902)

Consolidated Statement of	April 30, 2008 as	Restatement	Change in
Operations and Comprehensive	previously	Adjustment	Accounting Policy	April 30, 2008
Loss and Deficit	reported	(Note 28)	Adjustment	restated
Exploration and development costs	$-	-	$(11,690,204)	$(11,690,204)
Gain on dilution of equity investment	13,011,861	(529,212)	99,436	12,582,085
Loss from equity investment	(4,390,462)	-	(3,910,909)	(8,301,371)
Gain on sale of equity investment	4,603,347	(646,815)	390,545	4,347,077
Net loss/comprehensive loss for the period	176,152	(1,176,027)	(15,111,132)	(16,111,007)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.16)	(0.17)

Consolidated Statement of Cash		Restatement	Change in
Flows	April 30, 2008 as	Adjustment	Accounting Policy	April 30, 2008
	previously reported	(Note 28)	Adjustment	restated
Operating activities	$1,539,335	-	$(8,207,195)	$(6,667,860)
Investing activities	(28,184,779)	-	8,207,195	(19,977,584)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 100

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated Statement of
Operations and Comprehensive	April 30, 2007 as	Change in Accounting
Loss and Deficit	previously reported	Policy Adjustment	April 30, 2007 restated
Exploration and development costs	$-	$(2,167,355)	$(2,167,355)
Gain on dilution of equity investment	700,626	(68,230)	632,396
Loss from equity investment	(1,363,509)	(694,215)	(2,057,724)
Net loss/comprehensive loss for the period	(5,562,839)	(2,929,800)	(8,492,639)
Loss per share – basic and diluted	(0.06)	(0.03)	(0.09)

Consolidated Statement of Cash Flows		Change in
	April 30, 2007 as	Accounting Policy
	previously reported	Adjustment	April 30, 2007 restated
Operating activities	$(1,618,081)	$(2,063,009)	$(3,681,090)
Investing activities	(1,838,515)	2,063,009	224,494

Consolidated Statement of	January 31, 2007	Restatement	Change in
Operations and Comprehensive	as previously	Adjustment	Accounting Policy	January 31, 2007
Loss and Deficit	reported	(Note 28)	Adjustment	restated
Exploration and development costs	$-	$-	$(10,930,276)	$(10,930,276)
Gain on dilution of equity investment	-	2,000,514	(298,925)	1,701,589
Loss from equity investment	-	(191,400)	(523,356)	(714,756)
Stock-based compensation	(8,805,950)	(6,156,781)	-	(14,962,731)
Net loss/comprehensive loss for the period	(14,612,368)	(4,347,667)	(11,752,557)	(30,712,592)
Loss per share – basic and diluted	(0.19)	(0.06)	(0.15)	(0.40)

Consolidated Statement of Cash Flows		Change in
	January 31, 2007 as	Accounting Policy	January 31, 2007
	previously reported	Adjustment	restated
Operating activities	$(4,103,416)	$(10,403,459)	$(14,506,875)
Investing activities	(22,799,414)	10,403,459	(12,395,955)

3.

 INVENTORY

	May 31, 2009	May 31, 2008
Raw materials and supplies	$1,038,999	$-

Form 20-F for Fiscal Period Ended 2009 May 31	Page 101

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

4.

PROPERTY AND EQUIPMENT

		May 31,			May 31,
		2009			2008 (Note 2)

		Accumulated	Net		Accumulated	Net
	Cost	Amortization Book Value	Book Value	Cost	Amortization	Book Value

Computer equipment	$221,489	$69,909	$151,580	$59,776	$40,850	$18,926
Computer software	201,187	129,915	71,272	168,826	112,481	56,345
Equipment under capital leases	10,808,072	3,956,113	6,851,959	10,988,907	1,648,336	9,340,571
Equipment	7,922,073	3,421,173	4,500,900	9,450,318	2,601,201	6,849,117
Furniture and fixtures	822,714	316,311	506,403	21,123	7,227	13,896
Vehicles	25,016	8,752	16,264	-	-	-
Office equipment	167,499	27,257	140,242	-	-	-
Land	189,353	-	189,353	126,172	-	126,172
Buildings	472,783	21,098	451,685	382,888	8,766	374,122
	$20,830,186	$7,950,528	$12,879,658	$21,198,010	$4,418,861	$16,779,149

5.

MINERAL PROPERTIES

The Company has capitalized $60,843,501 in mineral property costs, net of revenue of $653,941 as at May 31, 2009 and $37,739,133 as at May 31, 2008:

	May 31, 2009	May 31, 2008 (Note 2)
Plant	$47,610,795	$22,402,691
Plant equipment	2,973,133	3,950,618
Camp	5,252,168	6,189,910
Asset retirement obligation (Note 25)	3,458,304	4,425,669
Capitalized interest expense	1,549,101	770,245
	$60,843,501	$37,739,133

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession.   The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the future gold price at the time of production.

A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill commenced in July of 2007.  Mill commissioning was initiated in November 2008 and the first gold pour occurred on April 7, 2009.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 102

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

6.

EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of other properties are detailed below:

	Twelve months	One month ended	Twelve months ended
	ended May 31, 2009	May 31, 2008	April 30, 2008
Drilling costs	$1,410,591	$3,842	$4,992,578
Trenching	78,024	22,862	370,845
Engineering and consulting	979,463	1,186	640,722
Geologist	201,258	37,921	417,351
Property permits	-	33,818	-
Environment	162,859	8,153	117,545
Logistics	153,229	7,921	85,810
Indirect drilling costs	192,953	36,739	852,446
Engineering and design	145,285	25,224	335,193
Transportation	-	-	102,686
Communications	49,396	-	62,370
Topography	7,531	1,956	37,797
Technical support	68	-	9,824
Bridges	353,468	-	(12,810)
Roads	22,581	1,693	8,727
Amortization on operating equipment	4,033,720	368,809	2,901,942
Stock-based compensation (Note 16)	(28,564)	12,113	581,068
Capitalized interest expense	-	-	186,110
	$7,761,862	$562,237	$11,690,204

	Three months ended	Twelve months ended
	April 30, 2007	January 31, 2007
Drilling costs	$764,340	$4,358,203
Trenching	1,162,227	1,595,877
Engineering and consulting	101,475	1,036,658
Geologist	432,252	149,757
Property permits	1,004	256,359
Environment	13,958	265,305
Logistics	112,109	150,935
Indirect drilling costs	156,399	18,314
Engineering and design	53,041	77,975
Transportation	34,103	93,365
Communications	11,000	107,314
Topography	13,926	85,181
Technical support	18,010	78,677
Bridges	10,247	45,295
Roads	(821,082)	2,084,244
Amortization on operating equipment	104,346	422,985
Stock-based compensation (Note 16)	-	103,832
	$2,167,355	$10,930,276

Form 20-F for Fiscal Period Ended 2009 May 31	Page 103

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

7.

INVESTMENT IN PETAQUILLA COPPER LTD.

The Company initially owned 22,233,634 of the issued shares of Copper at a cost of $439,367 (CAD$ 500,000).  Subsequent to the spin out of Copper, the Company accounted for Copper on an equity basis. Under the equity method, the Company recorded the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment. If the percentage of loss from the investee was greater than the carrying cost, the amount was not reduced below zero. Dilution gains arose whenever Copper issued equity at a price greater than the carrying value of the equity investment.

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of CAD$ 2.20 per common share, for proceeds of $43,238,852 (CAD$ 44,920,843). The Company did not incur any transaction costs in disposing of the shares.

8.

RESTRICTED CASH

The Company has $707,480 in term deposits (May 31, 2008 - $670,175) which are being held to guarantee debt financings and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.05% to 4.875%.

9.

BANK OVERDRAFT

The Company had a bank overdraft facility with one of its financial institutions.  The balance was $nil at May 31, 2009 (May 31, 2008 - $2,100,000).  The overdraft bore fixed interest of 7.5% per annum and was secured by one of the Company’s savings accounts up to $1,175,098.  This facility was terminated in June 2008 at the Company’s request.

10.

OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554.  The facility is converted to capital leases when the asset purchases are completed.  The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama.  At May 31, 2009 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

11.

LONG-TERM DEBT

During the fiscal year ended April 30, 2007, the Company arranged bank loans totalling $1,277,230 for the purchase of equipment and vehicles.  The loans are secured by the purchased assets plus term deposits in the amount of $400,000.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 104

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

11.

LONG-TERM DEBT (continued)

The following table summarizes the loans outstanding as at May 31, 2009 and May 31, 2008:

	May 31, 2009	May 31, 2008 (Note 2)

Equipment loan #1, repaid May 2009	$-	$125,783
Vehicle loan #1, repaid May 2009	-	28,141
Equipment loan #2, repayable at $7,445 per month including interest at 9.0%, maturing October 2009	29,891	111,631
Equipment loan #3, repayable at $18,095 per month including interest at 9.25%, maturing January 2010	125,575	319,176
Vehicle loan #2, repayable at $793 per month, including interest at 9.25%, maturing January 2010	5,527	13,988
	160,993	598,719
Less: current portion	(160,993)	(436,151)
	$-	$162,568

12.

DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period.  In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.), a wholly owned subsidiary of Inmet Mining Corporation, in the amount of $4,404,000.   Services provided to date include the rental of a drill and the generation of electricity.

	May 31, 2009	May 31, 2008 (Note 2)
	$3,243,394	$4,252,209
Current portion	120,000	248,786
Non-current portion	$3,123,394	$4,003,423

13.

CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2008 - $2,361,098) as additional security.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 105

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

13.

CAPITAL LEASE OBLIGATIONS (continued)

Future minimum lease payments on the capital lease obligations are as follows:

		May 31, 2008
	May 31, 2009	(Note 2)
2010	$5,741,567	$2,663,569
2011	4,164,972	2,663,569
2012	461,907	1,684,045
	10,368,446	7,011,183
Less imputed interest of 9%	(922,291)	(844,537)
Total	9,446,155	6,166,646
Current obligation	5,054,987	2,174,903
Long- term obligation	$4,391,168	$3,991,743

14.

SENIOR SECURED NOTES

	May 31, 2009	May 31, 2008
		(Note 2)
Senior secured notes	$29,407,502	$26,785,359
Less estimated current portion based on a projected gold price from $900 to $1,000 as noted below and earliest redemption dates	15,653,483	-
	$13,754,019	$26,785,359

At May 31, 2009, there are 26,467.624 senior secured notes (“Notes”) outstanding (May 31, 2008 – 32,250).  The Notes bear interest at an annual rate of 15%. Semi-annual principal repayments on the Notes range from $nil to $8,000,000 depending upon the weighted average market price of gold during the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment

Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Notes will mature five years from date of issuance at 120% of principal. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. If the Notes are redeemed within one year of issuance, all prepaid interest of $12,000,000 is forfeited. After 18 or 24 months from the date of issuance of the Notes, depending upon the agreement reached with the Note holders, the holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.  On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of Distributable Cash.

Distributable Cash is defined as cash available after:

a)

satisfaction of the Company’s debt obligations (principal and interest);

b)

satisfaction of the Company’s general and administrative expenses, capital expenditures and other expense obligations;

c)

deduction for income tax obligations; and

d)

retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of March 31, 2009 neither of these has been defined.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 106

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

14.

SENIOR SECURED NOTES (continued)

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.   On April 17, 2009 the Company repriced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants.  The effect of repricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease in contributed surplus for the same amount.

On September 30, 2008 the Company redeemed 36,032.376 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

On March 25, 2009, the Company redeemed 17,500 Notes at 120% of their principal value for a total payment of $21,000,000, resulting in a loss of $2,147,247.

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement”, HB 3862 “Financial Instruments – Disclosure” and HB 3863 “Financial Instruments – Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants. On the valuation dates, the value of the Notes was calculated to be $58,474,937 and the amount allocated to the warrants was $1,525,063.  Prepaid interest of $9,000,000 was applied as a reduction of the Notes. The liability component was calculated using a discount rate of 26.65% and a maturity date of two years from date of issue. The senior secured notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.   On February 28, 2009 the discount rate on the Notes was reduced to 20.58% from 26.65% due to mark-to-market accounting.  This resulted in a loss of $3,863,189.   At May 31, 2009, the Notes have been adjusted to their fair market value of $29,407,502

During the fiscal year ended May 31, 2009 the Company incurred $3,931,861 (thirteen months ended May 31, 2008 – $3,894,873) in financing costs related to the Notes. These costs were expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

Estimated principal repayments, assuming a future gold price from $900 to $1,000 and earliest redemption dates, are as follows:

2010	$15,653,483
2011	16,107,666
$31,761,149

15.

CONVERTIBLE SENIOR SECURED NOTES

	May 31, 2009	May 31, 2008
Convertible senior secured notes	$34,794,455	$-
Less estimated current portion	-	-
	$34,794,455	$-

Form 20-F for Fiscal Period Ended 2009 May 31	Page 107

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

15.

CONVERTIBLE SENIOR SECURED NOTES (continued)

On March 25, 2009 the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the notes at any time at 110% of the principal amount plus any accrued or unpaid interest. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

On an annual basis, the Convertible Note holders can cause the Company to redeem Convertible Notes equal to 35% of Distributable Cash.   Distributable Cash is defined as cash available after:

a)

satisfaction of the Company’s debt obligations (principal and interest);

b)

satisfaction of the Company’s general and administrative expenses, capital expenditures and other expense obligations;

c)

deduction for income tax obligations; and

d)

retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of March 31, 2009 neither of these has been defined.

On a semi annual basis, commencing September 15, 2010, the Company shall make principal payments under each holder’s Convertible Notes ranging from $nil to $8,000,000 depending upon the weighted average market price of gold for the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment

Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Convertible Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement,” HB 3862 “Financial Instruments – Disclosure,” HB 3863 “Financial Instruments – Presentation” and EIC 164 “Convertible and Other Debt Instruments with Embedded Derivatives”. Under this guidance, the Company valued the liability component of the Convertible Notes and assigned the difference to the conversion feature. On the valuation date, the value of the liability component of the Convertible Notes was calculated to be $39,504,879.  The conversion feature was valued at $495,121. Prepaid interest of $6,000,000 was applied as a reduction of the Convertible Notes. The liability component was calculated using a discount rate of 20.58%. The convertible senior secured notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

The Company incurred $2,466,964 in financing costs related to the Convertible Notes. These costs have been expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The indebtedness represented by the Convertible Notes is senior to all other indebtedness of the Company and ranks pari passu with the previously issued senior secured notes.

Estimated principal payments are as follows:

2010	$-
2011	44,000,000
$44,000,000

Form 20-F for Fiscal Period Ended 2009 May 31	Page 108

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

16.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At May 31, 2009, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value.  The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In May 2007, the Company closed a non-brokered private placement comprising 1,387,879 units at CAD$ 2.00 per unit and 24,033 units at CAD$ 2.02 per unit for gross proceeds of $2,552,698. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The fair value of the warrants issued on this private placement was $263,263.

In October 2007, the Company closed the first tranche of a non-brokered private placement comprising 2,093,500 units at CAD$ 3.00 per unit for gross proceeds of $6,611,749.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $234,104 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants was $55,357.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising 339,000 units at CAD$ 3.00 per unit for gross proceeds of $1,018,732.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement.

The Company paid $43,574 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants was $8,318.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising 708,000 units at CAD$ 3.00 per unit for gross proceeds of $2,106,098.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement.  The Company paid $104,115 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants was $22,764.

In May 2008, the Company closed the first tranche of its senior secured notes issuing 32,250 units for gross proceeds of $32,250,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Company agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $638,354.

In June 2008, the Company closed the second tranche of its senior secured notes issuing 10,000 units for gross proceeds of $10,000,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $104,496.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 109

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

16.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS (continued)

In July 2008, the Company closed the third tranche of its senior secured notes issuing 17,750 units for gross proceeds of $17,750,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $110,736.

On April 17, 2009 the Company repriced the warrants issued with the Notes to allow the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants.  The effect of repricing the warrants was an increase in the value of the warrants by $1,781,500 and a decrease in contributed surplus by the same amount.

17.

STOCK OPTIONS

During the twelve months ended January 31, 2007, the Company received approval for its stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 10,000,000.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Stock option transactions are summarized as follows:

	Number	Weighted Average
	of Shares	Exercise Price (CAD$)
Balance at April 30, 2007	8,115,767	1.76
Granted	1,375,000	2.41
Exercised	(1,055,883)	0.53
Expired	(319,750)	2.42
Balance at May 31, 2008	8,115,134	1.83
Granted	1,370,000	0.85
Exercised	(81,480)	0.50
Expired	(909,676)	2.17
Forfeited	(58,125)	2.32
Balance at May 31, 2009	8,435,853	1.64

Number of stock options exercisable	7,592,103	1.72

Form 20-F for Fiscal Period Ended 2009 May 31	Page 110

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

17.

STOCK OPTIONS (continued)

As at May 31, 2009, the following stock options were outstanding as follows:

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
919,200	0.54	February 1, 2011
96,000	0.89	April 27, 2011
4,826,853	2.01	January 15, 2012
200,000	2.22	June 12, 2012
500,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
50,000	2.54	July 23, 2012
100,000	2.80	February 11, 2013
400.000	1.96	May 5, 2013
60,000	1.25	September 1, 2013
410,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
200,000	0.39	January 5, 2014
100,000	0.39	March 1, 2014

8,435,853

Subsequent to year end, 3,245,080 stock options were cancelled (see note 27).

Total stock options granted during the twelve months ended May 31, 2009 were 1,370,000 (one month ended May 31, 2008 – 130,000, twelve months ended April 30, 2008 – 1,245,000, three months ended April 30, 2007 – 150,000 and twelve months ended January 31, 2007 – 9,719,543), of which nil (one month ended May 31, 2008 – nil, twelve months ended April 30, 2008 – nil, three months ended April 30, 2007 – nil and twelve months ended January 31, 2007 – 400,000) were expired and nil (one month ended May 31, 2008 – nil, twelve months ended April 30, 2008 – nil, three months ended April 30, 2007 – nil and twelve months ended January 31, 2007 – 155,200) were forfeited during the period.  Stock options granted that are not vested have been excluded from the calculation of stock-based compensation.  Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the twelve months ended May 31, 2009 was $898,454 (one month ended May 31, 2008 - $77,890, twelve months ended April 30, 2008 - $5,561,247, three months ended April 30, 2007 - $2,915,884 and twelve months ended January 31, 2007 - $14,962,731). Stock-based compensation charged to exploration costs amounted to $(28,564) for the twelve months ended May 31, 2009 (one month ended May 31, 2008 -$12,113, twelve months ended April 30, 2008 - $581,068, three months ended April 30, 2007 - $nil and twelve months ended January 31, 2007 - $103,832).

The weighted average fair value of stock options granted is estimated to be approximately CAD$ 0.22, CAD$ 1.18, CAD$ 1.65, CAD$ 0.32 and CAD$ 1.21 for the twelve months ended May 31, 2009, the one month ended May 31, 2008, the twelve months ended April 30, 2008, the three months ended April 30, 2007 and the twelve months ended January 31, 2007 respectively, by using the Black-Scholes options pricing model with the following weighted average assumptions:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 111

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

17.

STOCK OPTIONS (continued)

	Twelve Months Ended	One Month Ended May	Twelve Months Ended
	May 31, 2009	31, 2008	April 30, 2008

Risk-free interest	2.45%	3.05%	4.44%
Expected dividend yield	-	-	-
Expected stock price volatility	64%	74%	87%
Expected option life in years	4.90	5.00	5.00

	Three Months Ended	Twelve Months Ended
	April 30, 2007	January 31, 2007

Risk-free interest	4.16%	4.04%
Expected dividend yield	-	-
Expected stock price volatility	39%	106%
Expected option life in years	1.00	5.00

18.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)

Balance at April 30, 2007	9,798,000	1.54
Issued	15,210,110	3.50
Exercised	(373,395)	1.54
Balance at April 30, 2008	24,634,715	1.94
Issued	12,812,280	2.30
Balance at May 31, 2008	24,634,715	2.13
Issued	11,024,520	0.65
Expired	(705,955)	3.50
Balance at May 31, 2009	34,953,280	1.03

On May 10, 2007, the Company closed a non-brokered private placement comprising 1,387,879 units at CAD$ 2.00 per unit, and 24,033 units at CAD$ 2.02 per unit for gross proceeds of $2,552,698.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement (See Note 14).  The fair value of the warrants issued on this private placement was $263,263.

In October 2007, the Company closed a non-brokered private placement comprising 2,093,500 units at CAD$ 3.00 per unit for gross proceeds of $6,611,749.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of  CAD$ 3.50 per share for a period of two years following the close of the private placement.  The Company paid $234,104 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement was $758,116.  The fair value of the finders’ warrants was $55,357.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 112

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

18.

SHARE PURCHASE WARRANTS (continued)

 In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising 339,000 units at CAD$ 3.00 per unit for gross proceeds of $1,018,732.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement.  The Company paid $43,574 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement was $103,725. The fair value of the finders’ warrants was $8,318.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising 708,000 units at CAD$ 3.00 per unit for gross proceeds of $2,106,098.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $104,115 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement was $210,713. The fair value of the finders’ warrants was $22,764.

In May 2008, the Company closed the first tranche of its senior secured notes financing issuing 32,250 units for gross proceeds of $32,250,000.  Each unit of $1,000 consisted of one Note and a warrant to purchase 382 Common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company paid $1,635,230 and agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement. The fair value of the finders’ warrants was $638,354.

In June 2008, the Company closed the second tranche of its senior secured notes financing issuing 10,000 units for gross proceeds of $10,000,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants was $104,196.

In July 2008, the Company closed the third tranche of its senior secured notes financing issuing 17,750 units for gross proceeds of $17,750,000. Each unit of $1,000 consisted of one Note and a warrant to purchase 382 common shares.  Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase.  The Notes mature at 120% of the principal amount and carry 15% interest of which the first year’s interest was prepaid at the date the funds were received. The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants was $110,734.

On April 17, 2009 the Company repriced the warrants issued with the Notes to entitle the holder to purchase one common share at CAD$ 0.65 for the remainder of the warrant period.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of CAD$ 1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.  The repricing of the warrants resulted in an increase in the value of the warrants by $1,781,500 and a decrease in contributed surplus by the same amount.

The weighted average fair value of the finders’ warrants issued is estimated to be approximately CAD$ 0.54, CAD$ 1.28, CAD$ 0.69, $nil, and CAD$ 2.06 for the twelve months ended May 31, 2009, the one month ended May 31, 2008, the twelve months ended April 30, 2008, the three months ended April 30, 2007 and the twelve months ended January 31, 2007 respectively, by using the Black-Scholes options pricing model with the following assumptions:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 113

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

18.

SHARE PURCHASE WARRANTS (continued)

				Three
	Twelve Months	One Month	Twelve Months	Months	Twelve Months
	Ended May 31,	Ended May	Ended April 30,	Ended April	Ended January 31,
	2009	31, 2008	2008	30, 2007	2007

Risk-free interest	3.29%	3.18%	4.00%	-	4.04%
Expected dividend yield	-	-	-	-	-
Expected stock price volatility	43%	74%	47%	-	108%
Expected warrant life in years	5.00	5.00	2.00	-	5.00

As at May 31, 2009, the following warrants were outstanding as follows:

Number of
Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,120,875	$3.50	October 31, 2009
182,000	$3.50	December 20, 2009
389,000	$3.50	May 9, 2010
9,424,605	$1.54	October 17, 2011
12,812,280	$0.65	May 21, 2013
3,972,800	$0.65	June 4, 2013
7,051,720	$0.65	July 8, 2013
34,953,280

19.

RELATED PARTY TRANSACTIONS

During the twelve months ended May 31, 2009:

a)

The Company paid consulting fees of $4,234 (one month ended May 31, 2008 - $1,890, twelve months ended April 30, 2008 - $103,965, three months ended April 30, 2007 - $13,421 and twelve months ended January 31, 2007 - $361,985) to related companies controlled by a director and a former officer.

b)

The Company paid consulting fees and wages of $252,334 (one month ended May 31, 2008 - $9,051, twelve months ended April 30, 2008 - $140,535, three months ended April 30, 2007 - $nil and twelve months ended January 31, 2007 - $nil) to companies controlled by directors and an officer.

c)

The Company paid legal fees of $269,526 (one month ended May 31, 2008 – $nil, twelve months ended April 30, 2008 - $107,329, three months ended April 30, 2007 - $38,438 and twelve months ended January 31, 2007 - $202,536), share issue costs of $nil (one month ended May 31, 2008 – $nil, twelve months ended April 30, 2008 - $162,523, three months ended April 30, 2007 - $nil and twelve months ended January 31, 2007 - $99,566) and financing costs of $104,272 (one month ended May 31, 2008 - $95,257, twelve months ended April 30, 2008 – $nil, three months ended April 30, 2007 - $nil and twelve months ended January 31, 2007 - $nil) to a law firm controlled by an officer. The Company paid for goods and services of $155,805 (one month ended May 31, 2008 – $nil, twelve months ended April 30, 2008 - $127,326, three months ended April 30, 2007 - $23,110 and twelve months ended January 31, 2007 - $94,514) to a company controlled by an officer.

d)

The Company sold dore bars containing 256 ounces to a director and officer for net proceeds of $220,060 (thirteen months ended May 31, 2008 – $nil).  The sale was completed using the London Gold Market PM fix price.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 114

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

19.

RELATED PARTY TRANSACTIONS (continued)

e)

At May 31, 2009, $25,925 was owed to an officer of the Company.

20.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Twelve months	One month	Twelve months	Three months	Twelve months
	ended May 31,	ended May 31,	ended	ended	ended January 31,
	2009	2008	April 30, 2008	April 30, 2007	2007

Statutory tax rate	30.38%	30.67%	33.08%	34.12%	34.12%
(Loss) for the period	$(21,099,866)	$(5,544,998)	$(16,111,008)	$(8,492,637)	$(30,712,592)
Income tax recovery	(6,409,084)	(1,700,651)	(5,329,521)	(2,897,688)	(10,479,136)
Permanent differences	(4,746,965)	(145,691)	508,419	807,187	4,956,888
Income tax rate change and differential	5,551,802	630,937	4,933,488	1,548,509	4,413,448
Foreign exchange	(1,131,760)	-	-	-	-
Cost of previously unrecognized tax pools	1,480,781	-	-	-	-
Change in functional currency foreign exchange impact	4,010,847	-	-	-	-
Change in valuation allowance	1,244,379	1,215,405	(112,386)	541,992	1,108,800

Income tax recovery	-	-	-	-	-

The significant components of the Company’s future income tax assets (liabilities) are as follows:

		May 31, 2008
	May 31, 2009	(Note 2)

Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$4,573,299	$3,268,748
Equipment and exploration properties	48,335	55,198
Deferred financing costs	2,261,949	1,633,312
Future income tax on investment	-	(290,579)
Foreign exchange gain on notes	(556,181)	-
Senior secured notes	(442,636)
Other	12,285	13,136
Total future income tax assets	$5,897,051	$4,679,815
Valuation allowance	(5,897,051)	(4,679,815)
Net future income tax assets	-	-

Form 20-F for Fiscal Period Ended 2009 May 31	Page 115

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

20.

INCOME TAXES (continued)

The Company has non-capital losses of $18,293,198 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire beginning in 2010 as follows:

2010	$121,909
2014	384,966
2015	807,972
2026	1,770,096
2027	4,738,720
2028	3,188,007
2029	7,281,528
$18,293,198

The Company will not be subject to any income taxes in Panama until all of the debts incurred by all of the affiliated / subsidiary companies have been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

21.

SEGMENT INFORMATION

The Company has one operating segment which is the exploration of resource properties.  Details of geographic information are as follows:

May 31, 2009	Canada	Panama	Total
Interest income	$120,735	$48,631	$169,366
Property and equipment	-	$12,879,658	$12,879,658
Mineral properties	-	$60,843,501	$60,843,501
May 31, 2008
Interest income	$2,825	$75,833	$78,658
Property and equipment	-	$16,779,149	$16,779,149
Mineral properties	-	$37,739,133	$37,739,133
April 30, 2008
Interest income	$39,627	$12,299	$51,926
Property and equipment	-	$16,862,789	$16,862,789
Mineral properties	-	$35,394,279	$35,394,279
April 30, 2007
Interest income	$41,115	$7,965	$49,080
Property and equipment	$57,183	$4,770,816	$4,827,999
Mineral properties		$12,748,966	$12,748,966
January 31, 2007
Interest income	$232,599	$27,794	$260,393
Property and equipment	$73,157	$4,362,739	$4,435,896
Mineral properties		$7,034,686	$7,034,686

Form 20-F for Fiscal Period Ended 2009 May 31	Page 116

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

22.

COMMITMENTS

	Less than 1				More than
	Year	2 Years	3 Years	4-5 Years	5 Years
Office lease	$60,676	$60,676	$15,168	Nil	Nil
Capital expenditure commitment	$950,013	Nil	Nil	Nil	Nil
Equipment lease	$5,741,567	$4,164,972	$461,907	Nil	Nil
Senior secured notes	$18,811,500	$16,800,010	Nil	Nil	Nil
Convertible senior secured notes	Nil	$49,616,537	Nil	Nil	Nil
Long-term debt	$178,760	Nil	Nil	Nil	Nil
Asset retirement obligation	Nil	Nil	Nil	Nil	$6,701,000

23.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, accounts payable and long-term debt.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company’s senior secured notes and convertible senior secured notes are measured on initial recognition using the residual method (see Notes 14 and 15). Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 20.58% and a maturity date of two years from date of issue based on the ability of the Note holders to demand repayment after two years and the expectation that Note holders will make this demand.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada in the form of sales tax the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 117

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

23.

 FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future. On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes and convertible senior secured notes indenture (Notes 14and 15).

Market risk

(i)

Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at May 31, 2009
	10% Increase in the	10% decrease in the
	Canadian Dollar	Canadian Dollar
(Decrease) increase in net earnings	$61,184	$(61,184)
(Decrease) increase in other comprehensive (loss) income	-	-
Comprehensive (loss) income	$61,184	$(61,184)

(ii)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 11), leases (Note 13), senior secured notes (Note 14), convertible senior secured notes (Note 15) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 118

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

23.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

24.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Twelve Months		Twelve months	Three months	Twelve
	ended May 31,	One month ended	ended April 30,	ended April 30,	months ended
	2009	May 31, 2008	2008	2007	January 31, 2007
Non-cash investing and financing activities
Finder’s fees	$-	$638,354	$86,439	$-	$721,018
Share issue costs	-	(638,354)	(86,439)		(721,018)
Debt issuance costs	112,686
Warrants	(112,686)
Settlement of advances for deferred services	-	-	(4,404,000)	-	-
Settlement of advances for property and equipment and mineral properties	-		(3,394,847)	-	-
Shares issued for legal settlement	-	-	264,438	-	-
Property and equipment acquired through credit line facility and capital leases	2,058,197	-	10,541,877	-	-

Mineral properties incurred through payables	5,147,462	1,441,668	2,539,496	3,304,493	450,353
Property and equipment incurred through payables	1,071,255	-	-	162,637	-
Deferred services and materials financed by a reduction in amounts payable to Petaquilla Copper Ltd.	156,597	11,271	135,252	-	-
Asset retirement obligation capitalized to mineral properties	-	-	-	4,000,000	-

Interest paid in cash	$14,224,440	$5,751,180	$68,618	$58,990	$-
Income taxes paid in cash	-	-	-	-	-

	May 31, 2009	May 31, 2008
Cash and cash equivalents consist of:
Cash	$3,440,168	$6,394,962
Term deposits	135,000	6,455,175
	$3,575,168	$12,850,137

Form 20-F for Fiscal Period Ended 2009 May 31	Page 119

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

25.

ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows (Note 2):

Balance at April 30, 2008	$4,306,000
Accretion	52,098
Foreign exchange translation difference	(24,882)
Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	$4,664,720

The provision for asset retirement obligation is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $6,701,000;

b)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

c)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

26.

CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional US$ 934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production.   Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil.  In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

2)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

27.

SUBSEQUENT EVENTS

Subsequent to May 31, 2009 the following events took place:

1)

The Company’s wholly-owned subsidiary Panama Central Electrica, S.A. (“PCE”) entered into a Memorandum of Understanding (“MOU”) with Generadora Hidroelectrica Santa María, S.A. (¨Santa Maria¨) for the development of a 25MW hydroelectric plant (the ¨Hydro Project¨) in the Province of Veraguas, Panama.

2)

The Company granted 150,000 stock options, 60,000 options expired and 3,245,080 options were cancelled. The Company is currently reviewing the accounting impact of the option cancellations.

3)

The Company is currently conducting an internal investigation, under the oversight of its Audit Committee and with the assistance of independent counsel, of certain of its international operations, focusing on the material weakness identified during the Company’s assessment of internal controls as at May 31, 2009.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 120

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

28.

RESTATEMENT OF JANUARY 31, 2007 INTERIM FINANCIAL STATEMENTS AND MAY 31, 2008 BALANCE SHEET

During the fourth quarter of fiscal 2009, the Company concluded that:

•

The accounting for the spin-out of Petaquilla Copper Ltd. was not properly recorded in the financial statements for the period ended January 31, 2007.

•

Stock-based compensation relating to the options issued prior to the Plan of Arrangement was not properly recorded in the financial statements for the period ended January 31, 2007.

•

Certain capital assets were recorded as mineral properties in the financial statements as at January 31, 2007.

•

Dilution gains and equity losses for the equity investment in Petaquilla Copper Ltd. which were applicable to the twelve months ended January 31, 2007 were not recorded in that period.

•

The carrying value of the Investment in Petaquilla Copper Ltd. was not correctly recorded during the period ended May 31, 2008.

The Plan of Arrangement, whereby each holder of the common shares of the Company on October 17, 2006 was entitled to receive one common share of Copper for each common share of the Company held, was accounted for, in the twelve months ended January 31, 2007, based on a tentative plan.  According to the terms of the initial plan, Copper was to receive $4,833,040 (CAD$ 5,500,000).  The plan was later revised and this amount was no longer required to be transferred to Copper.  The effect of this change to the January 31, 2007 financial statements was to decrease the amount payable to a related company by $2,426,701, increase the amount receivable from a related company by $1,821,387, decrease other comprehensive income by $584,952 and decrease the amount distributed to Petaquilla Copper Ltd. by $4,833,040.

Incorrect accounting was applied to options issued prior to the Plan of Arrangement.  The effect of the adjustment to the January 31, 2007 financial statements was to increase stock-based compensation by $6,141,087, increase contributed surplus by $3,723,515, increase share capital by $2,497,743 and increase mineral properties by $103,832.

Certain capital assets acquired during the twelve months ending January 31, 2007 were incorrectly recorded as mineral properties.  As a result, equipment was understated by $3,411,215, accumulated amortization on production equipment was understated by $408,182 and mineral properties were overstated by $3,003,033. The effect of the adjustment to the January 31, 2007 financial statements is an increase in property and equipment of $3,003,033 and a decrease in mineral properties of $3,003,033.

The Company was required to record the investment in Copper using the equity method commencing October 18, 2006, the date of the Plan of Arrangement.  Dilution gains resulting from the issue of additional shares by Copper as well as the Company’s proportionate share of losses incurred by Copper were required to be recorded by the Company in the period in which these transactions occurred.   Due to the inability of Copper to provide information on a timely basis, the dilution gain and equity loss for the twelve months ended January 31, 2007 were not recorded until the period ending April 30, 2007.  The result of the adjustment required to the January 31, 2007 financial statements was to increase the investment in Petaquilla Copper Ltd. by $2,187, 611, increase the gain on dilution of equity investment by $1,989,882 and increase the loss from equity investment by $169,866.   In the current year the Company has adopted a change in accounting policy which affects the measurement of dilution gains and equity losses on a retroactive basis and therefore this error has been corrected as part of this change.

The proceeds used in the calculation of dilution gains did not include transaction costs and the gain on sale of Petaquilla Copper Ltd. shares did not exclude the gain attributable to Petaquilla Minerals Ltd.’s equity interest in Petaquilla Copper Ltd.  As a result, the investment in Petaquilla Copper Ltd. was overstated at May 31, 2008 by $1,207,000. The impact of this adjustment is reflected in the 12 month period ended April 30, 2008 which was previously presented as part of the 13 month period ended May 31, 2008.  In the current year the Company has adopted a change in accounting policy which affects the measurement of

Form 20-F for Fiscal Period Ended 2009 May 31	Page 121

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

28.

RESTATEMENT OF JANUARY 31, 2007 INTERIM FINANCIAL STATEMENTS AND MAY 31, 2008 BALANCE SHEET (continued)

dilution gains and equity losses on a retroactive basis and therefore this error has been corrected as part of this change.

29.

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

Loss for the periods

	Twelve months ended	One month ended	Twelve months ended
	May 31, 2009	May 31,	April 30,
		2008	2008
		(Note 2)	(Note 2)
(Loss) for the period – Canadian GAAP	$(21,099,866)	$(5,544,998)	$(16,111,007)
Gain on dilution of equity investment (b)	(2,238,492)	-	(12,582,085)
Mineral properties expensed under U.S. GAAP (c)	(17,562,548)	(1,884,160)	(22,680,970)
Revenue recognized (k)	653,941	-	-
Cost of goods sold (k)	(1,260,127)	-	-
Amortization (k)	(640,425)	-	-
Write down of inventory in finished goods and work in progress	(2,404,695)	-	-
Change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (l)	22,871,582	-	-
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	(9,639,262)	-	1,622,000
Foreign exchange on difference in senior secured notes under U.S. GAAP	3,180,313	-	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (h)	(18,712,488)	3,831,931	-
Net loss – U.S. GAAP	$(46,852,067)	$(3,597,227)	$(49,752,062)
Other comprehensive (loss) gain
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	(4,648,716)	487,574	716,555
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	9,639,262	-	(1,622,000)
Foreign exchange on difference in senior secured notes under U.S. GAAP	(3,180,313)	-	-
Comprehensive loss for the year	$(45,041,834)	$(3,106,653)	$(50,657,507)
Basic and diluted loss per share – U.S. GAAP	$(0.49)	$(0.04)	$(0.53)

	Three months ended April 30,	Twelve months ended January
	2007	31, 2007

	(Note 2)	(Note 2)

(Loss) for the period – Canadian GAAP	$(8,492,639)	$(30,712,592)
Gain on dilution of equity investment (b)	(632,396)	(1,701,589)
Mineral properties expensed under U.S. GAAP (c)	(5,510,801)	(3,540,104)
Foreign exchange on difference in mineral properties under U.S. GAAP	-	272,000
Net loss – U.S. GAAP	$(14,635,836)	$(35,682,285)
Other comprehensive (loss) gain
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	923,990	(598,731)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	(272,000)
Comprehensive loss for the year	$(13,711,846)	$(36,553,016)
Basic and diluted loss per share – U.S. GAAP	$(0.16)	$(0.46)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 122

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED     ACCOUNTING PRINCIPLES (continued)

Balance Sheets	May 31 2009	May 31, 2008
		(Note 2)
Total assets – Canadian GAAP	$81,543,823	$71,208,177
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (c)(k)	(55,001,369)	(33,788,515)
Total assets – U.S. GAAP	$26,542,454	$37,419,662
Liabilities – Canadian GAAP	$90,464,111	$56,602,043
Allocation of fair value of senior notes under U.S. GAAP (h)	-	(13,636,333)
Derivative liability – warrants (l)	6,292,830	-
Equity component of convertible debt treated as a liability under U.S. GAAP (i)	495,121	-
Liabilities – U.S. GAAP	$97,252,062	$42,965,710

Shareholder’ s equity (deficit) - Canadian GAAP	$(8,920,288)	$14,606,134

Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (c)(k)	(55,001,369)	(33,788,515)
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	1,622,000
Difference in accumulated other comprehensive income	4,564,949	(1,622,000)
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (l)	22,871,582	-
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U.S. GAAP (l)	(29,164,412)	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (h)	(14,903,816)	3,831,931
Allocation of fair value of senior secured notes under U.S. GAAP (h)	14,903,816	9,804,402
Equity component of convertible debenture treated as a liability under U.S. GAAP (i)	(495,121)	-
Shareholders’ equity (deficit) – U.S. GAAP	$(70,709,608)	$(5,546,048)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 123

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED     ACCOUNTING PRINCIPLES (continued)

Mineral Properties	May 31, 2009	May 31 , 2008

		(Notes 2 and 28 (a))

Mineral properties – Canadian GAAP	$60,843,501	$37,739,133
Amortization (k)	(640,425)	-
Revenue recognized under U.S. GAAP (k)	653,941	-
Cost of goods sold (k)	(1,260,127)	-
Inventory write-down (k)	(2,404,695)	-
Reclassification of work-in-progress and finished goods to current assets	(2,868,999)	-
Mineral properties expensed under U.S. GAAP (c)	(51,350,063)	(33,788,515)
Mineral properties – U.S. GAAP	$2,973,133	$3,950,618

Statement of Cash Flows
	Twelve months	One month ended	Twelve months ended
	ended May 31, 2009	May 31, 2008	April 30, 2008
		(Note 2)	(Notes 2 and 28 (a))

Cash (used in) provided by operating activities – Canadian GAAP	$(16,010,085)	$(10,134,316)	$(6,667,860)
Expenditures on mineral properties	(27,201,810)	(1,884,160)	(21,058,970)
Cash used in operating activities – U.S. GAAP	$(43,211,895)	$(12,018,476)	$(27,726,830)
Cash from (used in) financing activities – Canadian	$(1,260,198)	$23,380,108	$30,654,125
Cash from (used in) financing activities – U.S. GAAP	$(1,260,198)	$23,380,108	$30,654,125
Cash from (used in) investing activities – Canadian GAAP	$8,164,377	$(1,289,902)	$(19,977,584)

Expenditures on mineral properties	27,201,810	1,884,160	21,058,970
Cash from investing activities – U.S. GAAP	$35,366,187	$594,258	$1,081,386
Cash and cash equivalents, end of period – Canadian GAAP	$3,575,168	$12,850,137	$1,766,256
Cash and cash equivalents, end of period – U.S. GAAP	$3,575,168	$12,850,137	$1,766,256

Statement of Cash Flows	Three months ended	Twelve months ended
	April 30, 2007	January 31, 2007

Cash (used in) provided by operating activities – Canadian GAAP	$(3,681,090)	$(14,506,875)
Expenditures on mineral properties	(5,510,801	(3,268,104)
Cash used in operating activities – U.S. GAAP	$(9,191,891)	$(18,046,979)
Cash from (used in) financing activities – Canadian GAAP	$(855,509)	$25,349,210
Cash from (used in) financing activities – U.S. GAAP	$(855,509)	$25,349,210
Cash from (used in) investing activities – Canadian GAAP	$224,494	$(12,395,955)
Expenditures on mineral properties	5,510,801	3,268,104
Cash from investing activities – U.S. GAAP	$5,735,295	$(9,127,851)

Cash and cash equivalents, end of period – Canadian GAAP	$1,606,693	$5,887,701
Cash and cash equivalents, end of period – U.S. GAAP	$1,606,693	$5,887,701

Form 20-F for Fiscal Period Ended 2009 May 31	Page 124

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES (continued)

a)

Restatement

Certain capital assets purchased in the twelve months ending January 31, 2007 were included in mineral properties and were incorrectly expensed for accounting purposes under U.S. GAAP.  The effect of the restatement is to decrease mineral properties expensed under U.S. GAAP by $3,950,618, increase total assets under U.S. GAAP by $3,950,618 and increase shareholders’ equity under U.S. GAAP by $3,950,618 at May 31, 2008 and decrease mineral properties expensed under U.S. GAAP by $3,525,581, increase total assets under U.S. GAAP by $3,525,581 and increase shareholders’ equity under U.S. GAAP by $3,525,581 at April 30, 2007.

As a result of a review of the accounting for the investment in Petaquilla Copper Ltd. under U.S. GAAP, the presentation of the investment balance and the dilution gains and equity losses have been adjusted.  The effect of these adjustments is to increase the investment in Petaquilla Copper Ltd. at May 31, 2008 by $2,432,220, and increase shareholders’ equity by $2,432,220. In the current year the Company has adopted a change in accounting policy which affects the measurement of dilution gains and equity losses and is applied on a retroactive basis.  This change in accounting policy harmonizes the U.S. and Canadian GAAP treatment of the dilution gains and equity losses.   This error has therefore been eliminated as part of this change.

Debt issuance costs of $3,831,931 were written off during the month ending May 31, 2008 rather than being capitalized. The effect of this restatement is to decrease the senior secured notes under U.S. GAAP by $3,831,931, decrease debt issuance costs expensed under U.S. GAAP by $3,831,931 and increase shareholders' equity under U.S. GAAP by $3,831,931.

b)

Equity investment in Petaquilla Copper Ltd.

Under U.S. GAAP, changes in the parent company’s proportionate share of equity resulting from the additional equity raised by an entity subject to significant influence in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited to income.

c)

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

d)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company were recorded at the lower of cost and net realizable value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income. Effective May 1, 2007 Canadian and U.S. GAAP relating to accounting for investments has converged and no differences exist for the period ended May 31, 2008 and May 31, 2009.

e)

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

Form 20-F for Fiscal Period Ended 2009 May 31	Page 125

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES (continued)

f)

Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

g)

Accounting for uncertainty in income taxes

In July 2006, the Financial Accounting Standards Board issued FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Effective May 1, 2007 the Company adopted FIN 48. The adoption did not result in any adjustment to opening retained earnings under U.S. GAAP. As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes accrued interest related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expenses.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended January 31, 2005 through May 31, 2009.

h)

Senior secured notes

Under Canadian GAAP, compound financial instruments can be accounted for using the residual method when allocating between the liability and the equity component of the instrument. Under U.S. GAAP, compound financial instruments are accounted for using the fair value method when allocating between the liability and the equity component. On the modification of the senior secured note agreement on March 25, 2009, the senior secured notes were required to be marked to market and the Company recognized additional losses relating to redemption and inception losses in the amount of $14,903,816. This resulted in harmonizing both Canadian GAAP and U.S. GAAP with no differences going forward.

i)

Convertible senior secured notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument are allocated to both debt and equity components, with the debt component being accreted over time to its face value and accretion charged to earnings.  Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. No value would be assigned under U.S. GAAP to the conversion feature and thus, the entire value of the convertible notes is classified as debt. This difference resulted in liabilities being increased by $495,121 and shareholders’ equity being decreased by $495,121.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 126

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES (continued)

j)

Deferred financing costs

Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables” requires that debt issue costs be reported in the balance sheet as deferred charges and amortized over the term of the debt. Upon issuance, the Company reduced the carrying value of the senior secured notes by debt issuance costs. On modification of the senior secured note agreement as stated above in (h), an inception loss wrote off all deferred financing costs. No differences exist for the period ended May 31, 2009.

k)

Commencement of production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production (Note 1). Under U.S. GAAP, commercial production is considered to have commenced when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. For the year ended May 31, 2009, there was one Canadian/U.S. GAAP difference with respect to the determination of commercial production.

Under Canadian GAAP, at May 31, 2009, the Molejon gold mine is at a pre-commercial production phase whereas for U.S. GAAP purposes, commercial production commenced on the date on which revenue was earned from the sale of gold.    For U.S. GAAP purposes, the impact of this difference was to increase revenues, cost of sales, amortization and inventory write-down for the year ended May 31, 2009 by $653,941, $1,260,127, $640,425, and $2,404,695, respectively, and decrease exploration expenses and net earnings for the year ended May 31, 2009 by $4,305,247, and $3,651,306, respectfully.

l)

Warrants

Warrants that are issued with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities and re-measured under the Black-Scholes model at each period end. For the year ended May 31, 2009, under U.S. GAAP, other income was increased by $22,871,582 arising from a decrease in fair value of the warrants granted in which the exercise price denominated currency is different from the Company’s functional currency. As of May 31, 2009, the liability relating to warrants granted for which the exercise price denominated currency is different from the Company’s functional currency was $6,292,830 and the warrant account was reduced by $29,164,412 as a result of the reclassification of the warrants to liabilities pursuant to U.S. GAAP.

m)

Adoption of new accounting policies

Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, defines fair value, establishes a framework for measuring value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 is not expected to have an impact on the Company’s consolidated financial statements. SFAS 157-2 defers the Statement’s effective date for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company’s consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 127

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES (continued)

Statement of Financial Accounting Standards No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Liabilities, provides companies with an option to report selected assets and liabilities (principally financial assets and liabilities) at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements included in other accounting standards.

n)

Recent Account Pronouncements

SFAS-160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The Statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

SFAS 141R, “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R. The Statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The Company is evaluating the impact of APB 14-1 on the Company’s consolidated financial statements.

EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 07-5 on the Company’s consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 128

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES (continued)

EITF 08-4, “Transition Guidance for Conforming Changes to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”

In June 2008, FASB Task Force provided transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustment Conversion Ratios that resulted from Issue 00-27 and Statement 150. EITF 08-4 is effective for fiscal years ending after December 15, 2008. The Company is evaluating the impact of EITF 08-4 on the Company’s consolidated financial statements.

EITF 08-6, “Equity Method Investment Accounting Considerations”

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of an investee’s intangibles and an equity investee’s issuance of shares.  EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 129

ITEM 18.  FINANCIAL STATEMENTS

Please refer to “Item 17 — Financial Statements”.

ITEM 19.  EXHIBITS

 (a)  Financial Statements

Description of Document

Cover Sheet
Management Report on Internal, Controls over Financial Reporting
Independent Auditors' Report on Financial Statements dated September 1, 2009
Independent Auditors' Report on Internal Controls dated September 1, 2009
Balance Sheets as at May 31, 2009, May 31 2008, April 30, 2008 and April 30, 2007
Consolidated Statements of Operations and Deficit for 12 Months Ended May 31, 2009, One Month Ended May 31, 2008, 12 Months Ended April 30, 2008, and Three Months Ended April 30, 2007
Consolidated Statements of Cash Flows for 12 Months Ended May 31, 2009, One Month Ended May 31, 2008, 12 Months Ended April 30, 2008, and Three Months Ended April 30, 2007
Notes to the Consolidated Financial Statements

(b)  Exhibits

Exhibit
Number		Description of Document

*1	.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
2	.A.	Shareholder Rights Plan
*3	.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4	.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4	.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4	.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4	.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4	.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4	.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama), S.A. with respect to the Iglesias Property
*4	.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4	.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
4	.T.	Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A.
4	.U.	Employment agreement dated February 11, 2008, between Petaquilla Minerals Ltd. and Bassam Moubarak
4	.V.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama
8	.	Subsidiaries of Petaquilla Minerals Ltd.
*11	.A	Code of Business Ethics and Conduct dated May 31, 2008
*11	.B	Whistle Blower Policy dated May 31, 2008

Form 20-F for Fiscal Period Ended 2009 May 31	Page 130

Exhibit
Number		Description of Document

12	.A	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act 2002
12	.B	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act 2002
13	.A	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13	.B	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
*		These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20 F (file no. 000 26296).

Form 20-F for Fiscal Period Ended 2009 May 31	Page 131

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on amended Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 4th day of September, 2009.

PETAQUILLA MINERALS LTD.

By:	/s/ Richard Fifer	By:	/s/ Bassam Moubarak
	Richard Fifer, President and Chief Executive Officer		Bassam Moubarak, Chief Financial Officer
	(principal executive officer)		(principal financial and accounting officer)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 132

EXHIBIT 2.A.

SHAREHOLDER RIGHTS PLAN AGREEMENT

PETAQUILLA MINERALS LTD.

(the "Corporation")

AND

COMPUTERSHARE INVESTOR SERVICES INC.

(the "Rights Agent")

March 7, 2006

Form 20-F for Fiscal Period Ended 2009 May 31	Page 133

Form 20-F for Fiscal Period Ended 2009 May 31	Page 134

ARTICLE 5 MISCELLANEOUS		150

5.1	REDEMPTION AND WAIVER:	150
5.2	EXPIRATION:	151
5.3	ISSUE OF NEW RIGHTS CERTIFICATES:	151
5.4	SUPPLEMENTS AND AMENDMENTS:	151
5.5	FRACTIONAL RIGHTS AND FRACTIONAL VOTING SHARES:	152
5.6	RIGHTS OF ACTION:	153
5.7	REGULATORY APPROVALS:	153
5.8	DECLARATION AS TO NON CANADIAN HOLDERS:	153
5.9	NOTICES:	153
5.10	COSTS OF ENFORCEMENT:	154
5.11	SUCCESSORS:	154
5.12	BENEFITS OF THIS AGREEMENT:	154
5.13	GOVERNING LAW:	155
5.14	SEVERABILITY:	155
5.15	EFFECTIVE DATE:	155
5.16	CONFIRMATION:	155
5.17	DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS:	155
5.18	COUNTERPARTS:	155

SCHEDULE A FORM OF RIGHTS CERTIFICATE

Form 20-F for Fiscal Period Ended 2009 May 31	Page 135

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT dated for reference March 7, 2006,

BETWEEN:

PETAQUILLA MINERALS LTD., a corporation incorporated under the laws of the Province of British Columbia and having its head office at 1820-701 West Georgia Street, Vancouver, B.C. V7Y 1C2

(the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company under the laws of Canada and having an office at 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9

(the "Rights Agent")

OF THE SECOND PART

WHEREAS:

A.

The Board of Directors of the Corporation have determined that it is in the best interests of the Corporation to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation.

B.

In order to implement the adoption of a shareholder rights plan as established by this Agreement the Board of Directors of the Corporation has:

(1)

authorized the issuance, effective at 12:01 a.m. (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding as of 12:01 a.m. (Vancouver time) on the Effective Date (the "Record Time"); and

(2)

authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

C.

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement.

D.

The Corporation wishes to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

E.

The Board of Directors of the Corporation proposes that this Agreement be in place for a period of five years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions:

In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)

"Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term "Acquiring Person" will not include:

(i)

the Corporation or any Subsidiary of the Corporation;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 136

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

a Voting Share Reduction;

(B)

Permitted Bid Acquisitions;

(C)

an Exempt Acquisition; or

(D)

a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an "Acquiring Person";

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia), Section 101 of the Securities Act (Ontario), Section 147.11 of the Securities Act (Quebec) or Section 176 of the Securities Act (Alberta);

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Corporation; or

(v)

a Grandfathered Person, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding from time to time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or through the exercise of existing rights to acquire additional Voting Shares from the Corporation where such rights were owned by the Grandfathered Person at the Record Time.

(b)

"Affiliate" means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)

"Agreement" means this shareholder rights plan agreement dated for reference March 7, 2006 between the Corporation and the Rights Agent, as amended, modified or supplemented from time to time.

(d)

"annual cash dividend" means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 137

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year.

(e)

"Associate" means, when used to indicate a relationship with a specified Person:

(i)

a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii)

a partner of that Person acting on behalf of the partnership of which they are partners;

(iii)

a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more or in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business; and

(iv)

a spouse of that Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(f)

"Beneficial Owner": a Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)

any securities as to which such Person or any of such Person's Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

(A)

owned by a partnership of which the Person is a partner;

(B)

owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C)

owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Corporations Act, or the Securities Act (British Columbia), the Securities Act (Ontario), the Securities Act (Quebec), the Securities Act (Alberta), or pursuant to Rule 13d-3 or 13d-5 under the Exchange Act of 1934 (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the Corporations Act, the Securities Act (British Columbia), the Securities Act (Ontario), the Securities Act (Quebec), the Securities Act (Alberta) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

Form 20-F for Fiscal Period Ended 2009 May 31	Page 138

(ii)

any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities; (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 13d-3(d)(3)(ii)); and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 13d-3(d)(3)(ii)); and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or understanding (whether or not in writing) or otherwise;

(iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class; and

(iv)

any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(v)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(vi)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 139

(vii)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(viii)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

(A)

the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of another Person (a "Client");

(B)

such Person (the "Trust Company") is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the "Statutory Body") is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(D)

such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(ix)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g)

"Board of Directors" means the board of directors from time to time of the Corporation or any duly constituted and empowered committee thereof.

(h)

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 140

(i)

"Canadian Dollar Equivalent" means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(j)

"Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(k)

"close of business" means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the office in Vancouver of the Rights Agent) closes to the public.

(l)

"Common Shares" means the common shares without par value in the capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(m)

"Corporations Act" means the Business Corporations Act (British Columbia) and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(n)

"Competing Permitted Bid" means a Take-Over Bid made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(am)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

(o)

"controlled": a corporation shall be deemed to be "controlled" by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors of such corporation.

(p)

"Co-Rights Agents" means a Co-Rights Agent appointed pursuant to Subsection 4.1(a).

(q)

"Corporation" means PETAQUILLA MINERALS LTD..

(r)

"Disposition Date" has the meaning ascribed thereto in Subsection 5.1(h).

(s)

"Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)

"Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of Common Shares;

(ii)

proceeds of redemption of shares of the Corporation;

(iii)

interest paid on evidence of indebtedness of the Corporation; or

(iv)

optional cash payments;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 141

be applied to the purchase from the Corporation of Common Shares.

(u)

"Effective Date" means March 7, 2006.

(v)

"Election to Exercise" means an election to exercise Rights substantially in the form attached to the Rights Certificate.

(w)

"Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

(x)

"Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (h).

(y)

"Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjusted in accordance with the terms hereof, will be $30.

(z)

"Expansion Factor" shall have the meaning ascribed thereto in Section 2.3(a)(1).

(aa)

"Expiration Time" means 4:00 p.m. on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, 4:00 p.m. on the fifth anniversary of the Effective Date.

(ab)

"Flip-in Event" means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(ac)

"Grandfathered Person" means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time.

(ad)

"holder" shall have the meaning ascribed thereto in Section 2.8.

(ae)

"Independent Shareholders" means holders of outstanding Voting Shares, other than:

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

(af)

"Market Price" per share of any securities on any date means the average daily Closing Price per Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such date is not a Trading Day, on the immediately preceding Trading Day. The closing price per share ("Closing Price per Share") of any securities on any date shall be:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 142

(i)

the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United Stated securities exchange (as determined by the Board of Directors) on which such securities are listed or remitted to trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the Closing Price per Share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The market price shall be expressed in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian dollar equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(ag)

"Nominee" has the meaning ascribed thereto in Subsection 2.2(c).

(ah)

"Offer to Acquire" includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)

an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ai)

"Offeror" means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 143

(aj)

"Offeror's Securities" means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(ak)

"Permitted Bid" means a Take-Over Bid made by an Offeror by way of a takeover bid circular which also complies with the following additional provisions:

(i)

the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror.  The Take-Over Bid shall expressly state that Voting Shares issued on the exercise of share purchase warrants, options and other securities convertible into Voting Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

(ii)

the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the Permitted Bid Expiry Date and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)

the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(am)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(am)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

(al)

"Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(am)

“Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

(an)

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 13d-5 under the Exchange Act of 1934 as in effect on the date hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(ao)

"Pro-Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

(i)

a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)

the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares beneficially owned immediately prior to such acquisition.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 144

(ap)

"Record Time" means 12:01 a.m. (Vancouver time) on March 7, 2006.

(aq)

"Redemption Price" has the meaning ascribed thereto in Section 5.1(b).

(ar)

"Right" means a right to purchase Voting Shares on and subject to the terms and conditions of this Agreement.

(as)

"Rights Agent" means Computershare Investor Services Inc. and any successor rights agent hereunder.

(at)

"Rights Certificate" means a certificate representing Rights in substantially the form of Schedule A attached hereto.

(au)

"Rights Register" shall have the meaning ascribed thereto in Section 2.6(a).

(av)

(i)

“Securities Act (Alberta)” means the Securities Act, SA, 1981, c.S-61, as amended, and the regulations thereunder;

(ii)

"Securities Act (British Columbia)” means the Securities Act, RSBC 1996, c.418, as amended, and the Securities Rules thereunder,

(iii)

"Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c.s.5, as amended, and the regulations thereunder; and

(iv)

“Securities Act (Quebec) means the Securities Act (L.R.Q., c. V-1.1);

(aw)

"Separation Time" means 4:00 p.m. on the tenth Business Day after the earlier of:

(i)

the Share Acquisition Date; and

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(ax)

"Share Acquisition Date" means the first date of a public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario), Section 111 of the Securities Act (British Columbia), Section 147.11 of the Securities Act (Quebec) and Section 141 of the Securities Act (Alberta)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(ay)

"Subsidiary": a corporation shall be deemed to be a subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations, each of which is controlled by that other; or

(C)

two or more corporations, each of which is controlled by that other; or

Form 20-F for Fiscal Period Ended 2009 May 31	Page 145

(ii)

it is a Subsidiary of a corporation that is that other's Subsidiary.

(az)

"Take-Over Bid" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(ba)

"Trading Day" means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or posted for trading is open for the transaction of business or, if the securities are not listed or posted for trading on any Canadian stock exchange, a Business Day.

(bb)

"U.S.-Canadian Exchange Rate" means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

(bc)

"U.S. Dollar Equivalent" means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(bd)

"Voting Shares" means the Common Shares and any other shares of the Corporation entitled to vote generally and at all times for the election of directors of the Corporation.

(be)

"Voting Share Reduction" means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency:

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings and References:

The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement.  The words "hereto", "herein", "hereof', "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 146

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares:

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A

=

the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B

=

the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert:

For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of Section 91(1) of the Securities Act (Ontario), Section 96(1) of the Securities Act (British Columbia), Section 111 of the Securities Act (Quebec) and Section 131.1(1) of the Securities Act (Alberta) (other than by virtue of the inclusion of the word "associate" in Section 91(1) of the Securities Act (Ontario), Section 96(1) of the Securities Act (British Columbia), and Section 131.1(1) of the Securities Act (Alberta) as it exists on the date hereof).  Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert", wherever used in this Agreement, shall not include conduct:

(a)

unrelated to the Corporation; or

(b)

pertaining to:

(i)

voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii)

voting or directing the vote of securities of the Corporation in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii)

having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6

Generally Accepted Accounting Principles:

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of an asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 147

ARTICLE 2
THE RIGHTS

2.1

Legend on Common Share Certificates:

Certificates representing Voting Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Voting Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

“Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the "Shareholder Rights Agreement") dated for reference March 7, 2006 between PETAQUILLA MINERALS LTD. (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation.  Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are "Beneficially Owned" by a person who is or becomes an "Acquiring Person", as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Voting Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Voting Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights:

(a)

Exercise Terms:  Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Voting Share for the Exercise Price.  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(b)

No Exercise Prior to Separation Time:   Until the Separation Time:

(i)

the Rights will not be exercisable and no Right may be exercised; and

(ii)

each Right shall be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Voting Share.

(c)

Exercise After Separation Time:   From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights are exercisable; and

(ii)

the registration and transfer of Rights will be separate from and independent of Voting Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

Form 20-F for Fiscal Period Ended 2009 May 31	Page 148

(iii)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or "system" on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Voting Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)

Manner of Exercise:   Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Right;

(ii)

an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker's draft or money order payable to the order of the Corporation, in a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Voting Shares in a name other than that of the holder of the Rights being exercised.

(e)

Issue of Voting Shares:   Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii) which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of Voting Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Voting Shares;

(iii)

after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

Partial Exercise:   In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's authorized assigns.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 149

(g)

Covenants:   The Corporation covenants and agrees to:

(i)

take all such action as may be necessary on its part and within its powers to ensure that all Voting Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Voting Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Corporations Act, the Securities Act (Ontario), the Securities Act (British Columbia), the Securities Act (Quebec) and the Securities Act (Alberta), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Voting Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Voting Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Voting Shares were traded immediately prior to the Share Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Voting Shares, the number of Voting Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Voting Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Voting Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

Authorized Capital:   If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Corporation, by the number of Rights then outstanding.

2.3

Adjustments to Exercise Price; Number of Rights:

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

Share Reorganization:   If the Corporation shall at any time after the date of this Agreement:

(i)

declare or pay a dividend on Voting Shares payable in Voting Shares (or other securities exchangeable for or convertible into or giving a right to acquire Voting Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 150

(ii)

subdivide or change the then outstanding Voting Shares into a greater number of Voting Shares;

(iii)

consolidate or change the then outstanding Voting Shares into a smaller number of Voting Shares; or

(iv)

issue any Voting Shares for other securities exchangeable for or convertible into or giving a right to acquire Voting Shares or other securities of the Corporation or in respect of, in lieu of or in exchange for existing Voting Shares, except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Voting Shares (or other capital stock) (the "Expansion Factor") that a holder of one Voting Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(2)

each Right held prior to such adjustment will become that number of Rights as results from the application of the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Voting Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Voting Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Voting Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Voting Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Voting Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Voting Share.

(b)

Rights Offering: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Voting Shares entitling them (for a period expiring within 21 calendar days after such record date) to subscribe for or purchase Voting Shares (or securities convertible into or exchangeable for or carrying a right to purchase Voting Shares) at a price per Voting Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Voting Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Voting Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 151

(i)

the numerator of which shall be the number of Voting Shares outstanding on such record date, plus the number of Voting Shares that the aggregate offering price of the total number of Voting Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Voting Share; and

(ii)

the denominator of which shall be the number of Voting Shares outstanding on such record date, plus the number of additional Voting Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Voting Shares (or securities convertible into, or exchangeable or exercisable for Voting Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Voting Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Voting Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Voting Shares.

(c)

Special Distribution: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Voting Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Voting Shares, but including any dividend payable in securities other than Voting Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Voting Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Voting Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Minimum Adjustments: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share.  Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 152

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

Discretionary Adjustment:  If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b)and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b)and (c), shall be made.  The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)

Benefit of Adjustments: Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Voting Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

No Change of Certificates:  Irrespective of any adjustment or change in the Exercise Price or the number of Voting Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Voting Share and the number of Voting Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

Timing of Issuance:  In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)

Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Voting Shares;

(ii)

issuance (wholly or in part for cash) of Voting Shares or securities that by their terms are convertible into or exchangeable for Voting Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Voting Shares, shall not be taxable to such shareholders.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 153

2.4

Date on Which Exercise is Effective:

Each Person in whose name any certificate for Voting Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Voting Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Voting Shares of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Voting Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Voting Shares are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates:

(a)

Execution: The Rights Certificates shall be executed on behalf of the Corporation, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Delivery: Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)

Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange:

(a)

Maintaining of Register: The Corporation shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights ("Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times.  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)

Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Transfer or Exchange of Rights:  Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing.  As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 154

(d)

No Transfer or Exchange After Termination: The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1(e) hereof.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates:

(a)

Mutilation: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificate, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)

Destruction, Loss: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)

Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an additional original contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8

Persons Deemed Owners:

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Voting Share).

2.9

Delivery and Cancellation of Certificates:

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 155

2.10

Agreement of Rights Holders:

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)

such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)

after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Voting Share made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)

such holder has waived all rights to receive any fractional Right or any fractional Voting Shares or other securities upon exercise of a Right (except as provided herein); and

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11

Rights Certificate Holder Not Deemed a Shareholder:

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Voting Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Voting Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to the holders of Voting Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Voting Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event:

(a)

Flip-In:  Subject to the provisions of Sections 3.1(b), 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Voting Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

Form 20-F for Fiscal Period Ended 2009 May 31	Page 156

(b)

Certain Rights Void: Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

Compliance with Laws: From and after the Separation Time, the Corporation shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (British Columbia) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Voting Shares on the exercise of Rights in accordance with this Agreement.

(d)

Legend:  Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person.  This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2

Exchange Option:

(a)

Optional Exchange:  In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Voting Shares or Rights at any time after a Flip-in Event has occurred, authorize the Corporation to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 157

(i)

in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii)

in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or other property or assets (or a combination thereof), having a value equal to the Exercise Price;

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or assets shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors.  To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights.  In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b)

Termination of Right to Exercise:  If the Board of Directors authorizes and directs the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, equity or other securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a).  Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Corporation shall give notice of such exchange to the holders of such Rights in accordance with Section 5.9.  Each such notice of exchange shall state the method by which the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights will be effected.

(c)

Additional Securities: If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Corporation will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

ARTICLE 4
THE RIGHTS AGENT

4.1

General:

(a)

Appointment of Rights Agent:  The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable, subject to the prior approval of the Rights Agent.  In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agent.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 158

(b)

Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Voting Shares, or any Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, will provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2

Merger or Amalgamation or Change of Name of Rights Agent:

(a)

Merger:  Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)

Change of Name:  In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent:

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

Legal Counsel:  The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)

Satisfactory Proof:  Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 159

(c)

Bad Faith:  The Rights Agent shall be liable hereunder only for its own negligence, bad faith or willful misconduct.

(d)

Recitals:  The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Voting Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Corporation.

(e)

No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Voting Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Voting Shares to be issued pursuant to this Agreement or any Rights or as to whether any Voting Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

Performance By Corporation:  The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

Persons To Give Instructions: The Rights Agent is hereby authorized to rely upon and directed to accept instructions in writing with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)

Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Voting Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 160

4.4

Change of Rights Agent:

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by first class or registered mail.  The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares by first class or registered mail.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a trust company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company as principal or through an agent in the Provinces of Ontario or British Columbia.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1

Redemption and Waiver:

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)

The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Voting Shares other than Voting Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 161

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Subsection 5.1(b) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2

Expiration:

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3

Issue of New Rights Certificates:

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments:

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder.  The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.16, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 162

(b)

Subject to the Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Corporation.

(c)

The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's constating documents and the Company Act with respect to meetings of shareholders of the corporation.

(e)

Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Voting Shares:

(a)

No Fractional Rights: The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Corporation shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 163

(b)

No Fractional Common Shares: The Corporation shall not be required to issue fractions of Voting Shares upon exercise of the Rights or to distribute certificates which evidence fractional Voting Shares.  In lieu of issuing fractional Voting Shares, the Corporation shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Voting Share that the fraction of a Voting Share that would otherwise be issuable upon the exercise of such Right is of a whole Voting Share.

5.6

Rights of Action:

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7

Regulatory Approvals:

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange and other exchanges will be obtained, such as to the issuance of Voting Shares upon the exercise of Rights under Section 2.2(d) and the issuance of convertible debt, equity or other securities or other property or assets under section 3.2. Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of the Toronto Stock Exchange.

5.8

Declaration as to Non-Canadian holders:

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

5.9

Notices:

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

PETAQUILLA MINERALS LTD.

1820 – 701 W. Georgia Street

Vancouver, B.C. V7H 1C2

Attention: Michael Levy, President

Telecopier No.:  (604) 694-0063

Form 20-F for Fiscal Period Ended 2009 May 31	Page 164

With a copy to:

VECTOR Corporate Finance Lawyers

Barristers and Solicitors

1040-999 West Hastings Street

Vancouver, B.C. V6C 2W2

Attention:  Graham H. Scott

Telecopier No.: (604) 683-2643

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.

2nd Floor, 510 Burrard Street

Vancouver, B.C. V6C 3B9

Attention:  Manager, Client Services

Telecopier No.: (604) 661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Voting Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement:

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors:

All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12

Benefits of this Agreement:

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 165

5.13

Governing Law:

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14

Severability:

If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15

Effective Date:

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to confirmation pursuant to section 5.16.

5.16

Confirmation:

The Corporation shall request the confirmation of this Agreement at a general meeting of holders of Voting Shares to be held no later than six months from the date of this Agreement, and for a second time at the general meeting next following the third anniversary of the Effective Date. If the Agreement is not confirmed at such meetings by a majority of the votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors:

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement).  All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Corporation, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18

Counterparts:

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 166

PETAQUILLA MINERALS LTD.

c/s

By:	“J. Watt”	(signature)
	John Watt – Chief Financial Officer	(name - please print)
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By:	“M. Garcia”	(signature)
	Mita Garcia	(name - please print)
Authorized Signatory

	“P. Hosfield”	(signature)
	Pam Hosfield	(name - please print)
Authorized Signatory

This is page 165 to that certain Shareholder Rights Plan Agreement between PETAQUILLA MINERALS LTD. and COMPUTERSHARE INVESTOR SERVICES INC. dated for reference the 7th day of March, 2006.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 167

SCHEDULE A TO THE SHAREHOLDER RIGHTS AGREEMENT
DATED FOR REFERENCE MARCH 7, 2006 BETWEEN
PETAQUILLA MINERALS LTD. AND
COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF PETAQUILLA MINERALS LTD., ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT.  RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that ___________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the "Shareholder Rights Agreement"), dated as of March 7, 2006, between PETAQUILLA MINERALS LTD. (the "Corporation"), a corporation existing under the Business Corporations Act, (British Columbia) and COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the laws of Canada, as Rights Agent under the Shareholder Rights Agreement, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a "Common Share") (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the office of the Rights Agent in Vancouver, Canada.  The Exercise Price shall initially be $30 (Cdn.) per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Corporation or to purchase or receive in exchange for such Rights assets, securities or shares of the Corporation other than Voting Shares or more or less than one Voting Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 168

No fractional Voting Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right.  After the Separation Time, in lieu of issuing fractional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Voting Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

PETAQUILLA MINERALS LTD.

c/s
By:		(signature)
(name - please print)
Authorized Signatory

Countersigned by and on behalf of the Rights Agent,

COMPUTERSHARE INVESTOR SERVICES INC.

By:		(signature)
(name - please print)
Authorized Signatory

Form 20-F for Fiscal Period Ended 2009 May 31	Page 169

[Form of Reverse Side of Rights Certificate]

PETAQUILLA MINERALS LTD. - FORM OF ASSIGNMENT

(To be executed by the holder of record if such

holder desires to transfer the Rights.)

FOR VALUE RECEIVED	hereby sells, assigns and transfers unto

 (Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                                                                                                  as attorney, to transfer the within Rights Certificate on the books of the Corporation with full power of substitution.

Dated                                                                          [month, day, year]

Signature Guaranteed:
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this power must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature Guaranteed:
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 170

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 171

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO:

Computershare Investor Services Inc.

2nd floor – 510 Burrard Street

Vancouver, B.C. V6C 3B9

The undersigned hereby irrevocably elects to exercise _____________________ whole Rights represented by the attached Rights Certificate to purchase the Voting Shares issuable upon the exercise of such Rights and requests that certificates for such Voting Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number:

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Full Address, including postal code:

Social Insurance or Other Taxpayer Identification Number:

Dated: _____________ [month, day, year]

Signature Guaranteed:
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this power must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 172

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Right Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 173

EXHIBIT 4.T.

MOLEJON GOLD PROJECT AGREEMENT

THIS AGREEMENT made the 1st day of June, 2005.

BETWEEN:

Teck Cominco Limited (formerly Teck Corporation), a body corporate under the laws of Canada and having an office at 600 - 200 Burrard Street, Vancouver, BC V6C 3L9, together with its wholly-owned subsidiary, Minera Teck Panama, S.A., with a registered office at Torre Swiss Bank Building, 18th floor, P.O. Box 1824, Panama 1, Republic of Panama.

(collectively referred to as “Teck Cominco”)

OF THE FIRST PART

AND:

Petaquilla Minerals Ltd. (formerly Adrian Resources Ltd.), a body corporate under the laws of British Columbia and having an office at 1820 - 701 West Georgia Street, Vancouver, BC V7Y 1C6, together with its wholly-owned subsidiary, Georecursos Internacional S.A, a corporation incorporated under the laws of the Republic of Panama, with an office at Torre Banco General, 25th Floor, Panama 7, Republic of Panama

(collectively referred to as "PTQ")

OF THE SECOND PART

AND:

Inmet Mining Corporation, a body corporate under the laws of Canada and having an office at Suite 1000, 330 Bay Street, Toronto, ON M5H 2S8 together with its wholly-owned subsidiary, Minnova (Panama) Inc., a corporation incorporated under the laws of the Republic of Panama, with an office at P.H. Plaza 2000 Building, 50th  Street, 16th  Floor, Panama, Republic of Panama.

(collectively referred to as "Inmet")

OF THE THIRD PART

Form 20-F for Fiscal Period Ended 2009 May 31	Page 174

AND:

Minera Petaquilla, S.A., a body corporate under the laws of the Republic of Panama and having a head office at Torre Swiss Bank Building, 18th Floor, P.O. Box 1824, Panama 1, Republic of Panama

(herein referred to as the "Corporation")

OF THE FOURTH PART

RECITALS:

A.

The Corporation is the holder of an exploration mining Concession granted by the Government of the Republic of Panama pursuant to that Contract Law No. 9 of February 26, 1997, known as the "Ley Petaquilla" which covers certain land and mineral interests;

B.

The Parties or their assigns entered into a shareholders' agreement dated February 21, 1997 (the “Shareholders’ Agreement”) whereby Teck Cominco, PTQ and Inmet (through their respective wholly-owned subsidiaries) agreed to establish the Corporation for the purposes of the ownership of the Concession and the exploration, development and operation of one or more mines on the Concession;

C.

To date, the Parties have not proceeded with mine development on the Concession;

D.

The Parties have agreed to enter into this Agreement as a way to attempt to realize value from their respective interests in the Corporation,

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements and other good and valuable consideration, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Defined terms

In this Agreement, unless otherwise expressly defined, capitalized terms have the same meanings ascribed to them in the Shareholders' Agreement. Other defined terms have the meanings ascribed to them in this Agreement.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 175

1.2

Sections

The term "Sections" followed by a number refers to the specified Section in this Agreement unless otherwise expressly stated to refer to a section in the Shareholders' Agreement. Article, section or other headings contained in this Agreement are inserted for convenience only and will not affect the meaning or construction of any of the provisions of this Agreement.

1.3

Number and Gender

Words importing the singular number only will include the plural and vice versa where the context requires, and words importing gender include the male, female and neuter genders.

0.4

Governing Law

The Parties acknowledge that this Agreement regulates the relationship with respect to the Corporation which is a Panamanian corporation, and its assets, and therefore all matters that deal with corporate proceedings of a corporation under Panamanian corporate law shall be governed by that law. In all other respects, including as to matters of contract law and the application of conflict of laws principles to assets located outside of Canada, this Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.5

Currency

All statements of or references to dollar amounts in this Agreement are references to United States dollars.

16

Schedules

The following are the schedules attached to and forming part of this Agreement:

Schedule A - Description of Molejon Deposit

Schedule B - Net Smelter Returns

Schedule C - Review of Strategic Alternatives

1.7

Entire Agreement

This Agreement, together with the Schedules attached, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement, and replace and supersede all prior agreements with respect thereto, whether oral or written, including without limitation, the Letter of Intent dated December 13, 2004 between Teck Cominco, PTQ and Inmet, provided that, except to the extent expressly set forth herein, nothing in this Agreement shall affect the 1991 Financing Agreement or the Shareholders Agreement, which shall continue in full force and effect, unamended.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 176

1.8

Paramountcy of this Agreement

In the event the terms of this Agreement conflict with the Articles or by-laws of the Corporation, the provisions of this Agreement shall prevail, and the Parties shall cause the Articles or by-laws, as the case may be, to be amended to the extent necessary to accord with this Agreement.

ARTICLE 2

SCOPE OF AGREEMENT

2.1

Purpose of Agreement

The Parties wish to have a mine development plan for the Concession approved pursuant to the Ley Petaquilla prior to December 31, 2005 on a basis that will facilitate the development of the Molejon deposit on a stand-alone basis. The Parties agree that the Corporation shall seek Government approval of a phased mine development plan to be prepared by PTQ and approved by Teck Cominco and Inmet. In addition, the Parties agree to cooperate in respect of the sale of their respective share interests in the Corporation on the basis set out herein.

2.2

Definition of the Concession Rights to be Transferred to PTQ

Subject to the terms and conditions set out in this Agreement, on receipt of the Government Approval (as defined below), the following property and mineral rights are to be transferred to PTQ in accordance with this Agreement:

(a)

that portion of the Concession on which is situated the Molejon gold deposit, whose boundaries and legal description is set out in Schedule A attached to this Agreement (the "Molejon Deposit"); and

(b)

the right to explore and mine Gold Deposits on the Concession Remainder (both as defined in Section 5.3), subject to the restrictions set out in Section 5.3 (the "Ancillary Rights").

2.3

Shareholders' Agreement

From and after the date of the transfer of the Molejon Deposit to PTQ, the Shareholders' Agreement shall continue in full force and affect, mutatis mutandis, taking into account that the Concession, as defined therein, shall be the Concession as the same shall exist following the assignment of concession rights in connection with the Molejon Deposit to PTQ as contemplated hereby and provided that Section 5.7 of the Shareholders Agreement is suspended during the conduct of the marketing process contemplated by Article 6 hereof.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 177

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1

Representation and Warranties

Each of the Parties severally represents and warrants to the other Parties that:

(a)

it is a company duly incorporated and validly subsisting under the laws of the jurisdiction of its incorporation, and is qualified to carry on its business in each jurisdiction where its business would require such a qualification;

(b)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder; and

(c)

it has obtained all authorizations for the execution, delivery and performance of this Agreement.

0.2

Guarantee of Subsidiaries' Representations and Warranties

In making the representations and warranties set out in Section 3.1, the Parties acknowledge that notwithstanding their several liability, each Party which is a parent company of a subsidiary which is itself making such representations and warranties, hereby guarantees the accuracy of such representations and warranties of its subsidiary to each of the other Parties.

ARTICLE 4

MULTI-PHASE MINE DEVELOPMENT PLAN

4.1

Timing

PTQ will develop a multi-phase mine development plan (the "Plan") for the Concession, which will be provided to Teck Cominco and Inmet for comment and approval prior to its submission to the Government of Panama and will be submitted for approval by the Government of Panama on or before December 31, 2005.

4.2

Government Relations

PTQ agrees that Morgan & Morgan, the Corporation's legal counsel, will participate in all discussions with the Government of Panama with respect to the approval of the Plan. PTQ will develop and plan the approach and content of such discussions in conjunction with Morgan & Morgan.

The Parties acknowledge that so long as the Corporation is the holder of the  Concession pursuant to the Ley Petaquilla, any proposals to the Government of Panama with respect to the Plan shall be made in the name of the Corporation.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 178

Each of the Parties will be entitled, but not obligated in the case of Teck Cominco and Inmet, to participate in any such meetings and discussions with the Government of Panama and PTQ will provide reasonable advance notice of such meetings. None of PTQ , Teck Cominco or Inmet will separately approach the Government of Panama with respect to the Plan without the written permission of each of the others nor will any of PTQ, Teck Cominco or Inmet hold out to the Government of Panama that it has the ability to bind the other Parties in relation to the Plan or any proposal in respect thereof.

4.3

Cost Sham

PTQ will bear all costs associated with the development of the Plan. The Corporation will bear the costs of Morgan & Morgan in connection with the presentation of the Plan to the Government of Panama and the securing of the Government Approval.

4.4

Plan Conditions and Characteristics

The Parties agree that the Plan will be subject to the approval of Teck Cominco and Inmet, and will include the following conditions and characteristics:

(a)

the Molejon Deposit will be developed in the first phase starting in 2006;

(b)

the Molejon Deposit will be designated as a separate development zone which will be developed independently by a corporate entity other than the Corporation and without implying any obligation or commitment of the Panics or the Corporation to proceed with a subsequent phase or phases on the Concession Remainder;

(c)

the decision to proceed and the timing of the development of any or all of the phases of the Plan will be subject to unfavourable economic conditions, and technical constraints; and

(d)

the Plan will be consistent with, and not require any legislative amendments to the Ley Petaquilla.

4.5

Government Approval

The Corporation will seek the approval of the Plan by the Government of Panama, and each of the Parties agree that such approval shall only constitute the "Government Approval" for the purposes of this Agreement to the extent that it provides as follows:

(a)

the Government Approval will be on terms such that the obligations of the Corporation in respect of the Concession Remainder (as defined below) will not be more onerous to the Corporation or any other Party than the obligations currently contained in Ley Petaquilla and, without limiting the generality of the foregoing, the Government Approval will not:

(i)

detract in any manner from the tax and other incentives provided to the Corporation under the Ley Petaquilla; or

Form 20-F for Fiscal Period Ended 2009 May 31	Page 179

(ii)

impose on the Corporation any liability, including in respect of environmental protection or environmental reclamation, in respect of activities conducted by PTQ in relation to the Molejon Deposit;

(b)

the Government Approval will provide that the commencement of construction of a mine on the Molejon Deposit will constitute the commencement of a development of a copper mine for the purposes of clause 6(2) of the Ley Petaquilla such that the Ley Petaquilla shall not terminate and the Concession shall not expire pursuant to such clause 6(2) and, in any event, the Government of Panama shall not have the right to terminate or otherwise affect the interests of the Corporation in the Concession and in Ley Petaquilla at any time prior to December 31, 2007 at the earliest, failing commencement of development of a copper mine on the Concession Remainder by that time;

(c)

the Government Approval will constitute a consent of the Government of Panama under clause 9 of the Ley Petaquilla to the partial assignment of the contract law and the Concession to PTQ or an affiliate of it pursuant to clause 9 of the Ley Petaquilla; and

(d)

the Government Approval will not impose on the Corporation the obligation to proceed with any subsequent phase or phases of development on the Concession.

ARTICLE 5

PTQ'S EXPLOITATION OF GOLD DEPOSITS IN THE CONCESSION

5.1

Transfer of Molejon Deposit

Upon receipt of the Government Approval in form satisfactory to each of Teck Cominco, Inmet and PTQ, acting reasonably, the Corporation will transfer all right, title and interest to the Molejon Deposit to PTQ or an Affiliate, on the condition that such transfer shall not expose the Corporation, Teck Cominco or Inmet to any liability in respect of tax.

5.2

Rights to Develop Copper on the Molejon Deposit

Notwithstanding Section 5.1, the Corporation will retain its right to develop any Copper Deposits on the Molejon Deposit provided that such development does not impair or impede PTQ's ability to develop or otherwise exploit Gold Deposits (as defined below) on the Molejon Deposit. For this purpose, a deposit will be a "Copper Deposit" if more than 50% of its net present value as a developed mine would derive from its copper content (allocating capital and operating costs as between copper and other commodities on the basis of their contribution to revenue using reasonable and consistent price assumptions as may be agreed between the Parties or, failing agreement, as determined in accordance with the arbitration procedures set forth in Section 8.9 of this Agreement.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 180

5.3

Transfer of Ancillary Rights

Upon receipt of the Government Approval and transfer of the Molejon Deposit in accordance with Section 5.1 of this Agreement, the Parties also agree that PTQ will have the exclusive right to develop any Gold Deposits in the remainder of the Concession (the "Concession Remainder") provided that such rights granted to PTQ herein does not impair or impede the Corporation's interest or ability to exploit Copper Deposit or the Concession Remainder.

For this purpose, a deposit will be a "Gold Deposit" if more than 50% of its net present value as a developed mine would derive from its gold or other precious metals content (allocating capital and operating costs as between gold, other precious metals and other commodities on the basis of their contribution to revenue using reasonable and consistent price assumptions for gold and other commodities as may be agreed between the Parties or, failing agreement, as determined in accordance with the arbitration procedures set forth in Section 8.9 of this Agreement).

In the event that a resource relating to a Gold Deposit is identified on the Concession Remainder, the Parties will co-operate to effect a transfer of such deposit to PTQ, on a basis similar to the transfer of the Molejon Deposit contemplated by this Agreement.

5.4

Amendment to Section 7.6 of Shareholders' Agreement

The Parties agree that Section 7.6(b) of the Shareholders' Agreement is amended to further provide that Teck Cominco will not vote any of PTQ's Shares without PTQ's consent on any matter relating to the Plan, the Government Approval or the execution of any transaction effected pursuant to Schedule C provided that such amendment shall not affect the right of the Corporation pursuant to Section 5.5 hereof or any decision in respect of the exercise of that right.

0.5

Right of Corporation to Implement Plan

If any rights in respect of the Concession Remainder under the Ley Petaquilla arise out of the Government Approval that are contingent on the performance by PTQ of any obligations with respect to the Molejon Deposit, the Corporation, Teck Cominco and Inmet will have the right, but not the obligation, to step in and perform such obligations and shall have a lien on the Molejon Deposit to the extent of expenditures made in connection with such performance.

5.6

PTQ Activities Prior to Plan Approval

From the date of this Agreement until the date of the transfer of the Molejon Deposit pursuant to Section 5.1, PTQ may conduct field work or other feasibility work, with respect to the Molejon Deposit provided that:

(a)

such work is conducted in compliance with all applicable laws and regulations, including environmental regulations, at PTQ's own risk and expense; and

(b)

regular reports of such work are provided to the other Parties.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 181

PTQ acknowledges that until receipt of the Government Approval, the Corporation remains the holder of the Concession in its entirety.

5.7

Indemnity

PTQ hereby indemnifies the Corporation, Teck Cominco and Inmet and their respective directors, officers, employees and agents from and against any liabilities, losses, costs, damages and expenses which any of them may suffer, directly or indirectly, as a consequence of work conducted by PTQ with respect to the Molejon Deposit or the Ancillary Rights pursuant to this Agreement, including with respect to reclamation, or any breach by PTQ of its obligations hereunder.

5.8

Net Smelter Return

In consideration of the rights and obligations transferred to PTQ pursuant to this Agreement, PTQ or its affiliate which holds the Molejon Deposit or the Ancillary Rights (the "Royalty Payor") will pay a Net Smelter Return royalty in respect of production from the Molejon Deposit or the Ancillary Rights. The royalty percentage will be determined quarterly using the average of the daily p.m. gold fix established by the London Metal Exchange for each day in a calendar quarter, as follows:

Quarterly average p.m.

gold fix

Net Smelter Return

(US Dollars per ounce)

$350 to $399

 1%

$400 to $449

2%

$450 to $499

 3%

$500 to $549

4%

$550 and above

5%

The Net Smelter Return royalty will be paid in accordance with Schedule B to Teck Cominco as to 35.135% and to Inmet as to 64.865%, as consideration for their consent to the transactions contemplated by this Agreement. Net Smelter Return will have the meaning ascribed to that term in Schedule. B. The Parties will take such actions as may be necessary to register the royalty granted hereunder against title to the Molejon Deposit and the Concession Remainder.

ARTICLE 6

REVIEW OF STRATEGIC ALTERNATIVES

6.1

Review of Strategic Alternatives

Upon receipt of the Government Approval, PTQ, Teck Cominco and Inmet will jointly conduct a review of strategic alternatives in connection with the Corporation and the Petaquilla Project on the terms set out in Schedule C.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 182

ARTICLE 7

CONFIDENTIALITY

7.1

Information Relating to Development of Molejon Deposit

Notwithstanding Section 13.1 of the Shareholders' Agreement, all work, plans, feasibility reports, data and other information prepared by or at the request of PTQ with respect to the Molejon Deposit, will be the exclusive property of PTQ and will be treated as confidential by the other Parties and not disclosed to any third parties or to the public without the prior written consent of PTQ, provided that such documents may be disclosed to Panamanian Government authorities to the extent necessary in connection with the process agreed for seeking the Government Approval.

7.2

Information Relating to this Agreement

Except as required by applicable securities laws, each of the Parties will keep the terms of this Agreement and the status of the process contemplated by Schedule C, and will not disclose such matters to any third parties. No public announcement, press release or other information will be issued or released by any of the Parties on any matter relating to this Agreement or the transactions contemplated herein, except with the prior approval of the other Parties, which approval will not be unreasonably withheld.

A Party shall be permitted to make disclosure with respect to this Agreement as may be required by law or by the rules and regulations of any Securities Commission, stock exchange or other regulatory authority having jurisdiction over a Party, provided that such Party required to make any disclosure concerning such matters shall provide the other Parties a reasonable opportunity to review and comment on the content of the proposed disclosure. Teck Cominco and Inmet acknowledge that the nature of transactions contemplated by this Agreement are material to PTQ and accordingly that PTQ will be required to make disclosure.

7.3

Permitted Disclosure

The restrictions set out in Section 7.2 above on disclosure of information will not apply to disclosure by a Party or its representatives:

(a)

to an affiliate, employee, contractor, sub-contractor, consultant or professional that has a bona fide need to be informed:

(b)

to a third party:

(i)

as is reasonably necessary in connection with the issuance of securities of the disclosing Party to the public, or

(ii)

for the purposes of arranging financing in connection with its obligations under this Agreement or other financing with a recognized and reputable financial institution,

Form 20-F for Fiscal Period Ended 2009 May 31	Page 183

provided that such third party gives its undertaking to the Parties in a form satisfactory to the other Parties, acting reasonably, that such information will be kept confidential and not disclosed to other; or

(c)

of information which is or becomes part of the public domain, other than through a breach of the provisions of this Agreement by another Party.

ARTICLE 8

GENERAL PROVISIONS

8.1

Notice

Any notice, invoice or communication to be given under this Agreement may be effectively given by delivering the same at the following addresses or by sending the same by facsimile to the following numbers. Any communication so delivered will be deemed to have been received on the date delivered and any facsimile thereof will be deemed to have been received on transmission, if in either case the date is a BUSINESS DAY and it is prior to 3:00 p.m. at the place of receipt and, if not, on the next BUSINESS DAY following delivery or transmission. The addresses for delivery and numbers for facsimile of the Parties (including their respective subsidiaries) for the purposes of this Agreement are:

(a)

If  to Teck Cominco:

Teck Cominco Limited

600 - 200 Burrard Street

Vancouver, BC V6C 3L9

Attention: Corporate Secretary

Facsimile: (604) 640-5395

and

Minera Teck Panama, S.A.

c/o Morgan & Morgan

Torre Swiss Bank Building, 18th Floor

P.O. Box 1824

Panama 1, Republic of Panama

Attention: Romulo Roux

Facsimile: (507) 265-7700

(b)

If to PTQ:

Petaquilla Minerals Ltd.

1820 - 701 West Georgia Street

Vancouver, BC V7Y I C6

Attention: President

Facsimile: (604) 694-0063

Form 20-F for Fiscal Period Ended 2009 May 31	Page 184

and

Georecursos Internacional S.A.

P.O. Box 87-1666

Zona 7, Republic of Panama

Attention: Marco Tejeira

Facsimile: (507) 269-5595

(c)

If to Inmet:

Inmet Mining Corporation

Suite 1000, 330 Bay Street

Toronto, ON M5H 2S8

Attention: Vice-President, Corporate Development

Facsimile: (416) 368-4692

and

Minnova (Panama) Inc.

P.H_ Plaza 2000 Building

50th  Street, 16" Floor

Panama, Republic of Panama

Attention: Secretary

(d)

If to the Corporation:

Minera Petaquilla, S.A.

Torre Swiss Bank Building, 18th Floor

P.O. Box 1824

Panama 1, Republic of Panama

Attention: Romulo Roux

Facsimile: (507) 265-7700

8.2

Successors and Assigns

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

0.3

Further Assurances

The Parties will from time to time do, make and execute all such documents, acts, matters and things as may be reasonably required in order to give effect to this Agreement.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 185

0.4

Unenforceable Provisions

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions and any such prohibitions or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

8.5

Amendments

No supplement, modification, amendment, waiver or termination of this Agreement will be binding unless executed in writing by the Parties.

8.6

Time of the Essence

Time will be of the essence of this Agreement.

8.7

Counterparts and Facsimiles

This Agreement may be executed in any number of counterparts and by facsimile, each of which will be considered to be an original and together will constitute one and the same document.

8.8

Manner of Payment

All payments to be made by or to any Party may be made by cheque, bank draft, delivered to such Party at its address for notice or deposited by wire transfer to an account of such Party if so approved by the payee Party.

8.9

Arbitration

(a)

All disputes arising in connection with this Agreement and which are not resolved by agreement between the Parties shall be finally settled by arbitration under the Rules of Procedure of the British Columbia International Commercial Arbitration Centre (hereinafter referred to as the "Commission") by three arbitrators. Judgment upon any award so rendered may be entered in any jurisdiction, or application may be made to any court for confirmation of such award or a judicial acceptance of such award and for an order of enforcement or other legal remedy, as the case may be. Consent is hereby given by each Parry, which is a party to any such arbitration, to the jurisdiction of any such court regarding any matter arising out of such arbitration or the enforcement of any award rendered in such arbitration.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 186

(b)

The Party initiating arbitration and the Party named as respondent shall each nominate an arbitrator in its request or answer, as the case may be, provided that any such individual so nominated shall be knowledgeable in the mining industry  and independent of each of the Parties. If more than one Party initiates an arbitration or if more than one Party is named as a respondent and the initiating Parties or the respondents are unable to agree on the identity of their arbitrator they shall apply to the Commission to select an arbitrator on their behalves.

(c)

If any Party or Parties entitled to nominate an arbitrator should abstain from nominating its arbitrator, the Commission shall itself appoint him.

(d)

The two arbitrators so chosen shall select a third arbitrator, provided, however, that if such two arbitrators shall fail to choose a third arbitrator within 30 days after the later of such two arbitrators has been appointed, the Commission, upon the request of any Party involved in the dispute, shall appoint a third arbitrator. The third arbitrator shall be chairman of the arbitral tribunal.

(e)

The arbitration shall be conducted in the English language in Vancouver, British Columbia, and matters of procedure not governed by the Commission's own rules shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.10

Termination

(a)

If the Government Approval is not obtained by 'February 28, 2006, then this Agreement shall automatically terminate at 11:59 p.m. (Pacific Standard Time) on such date.

(b)

In the event of termination of this Agreement as provided tinder Section 8.10(a), this Agreement shall forthwith become null and void, except for Sections 4.3, 5.7, 8.9 and 8.10.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

TECK COMINCO LIMITED
Per:	/signed/
Authorized Signatory
Per:	/signed/
Authorized Signatory
MINERA TECK PANAMA, S.A.
Per:	/signed/
Authorized Signatory
Per:	/signed/
Authorized Signatory

Form 20-F for Fiscal Period Ended 2009 May 31	Page 187

PETAQUILLA MINERALS LTD.
Per:	/signed/
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:	/signed/
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F for Fiscal Period Ended 2009 May 31	Page 188

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:	/signed/
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F for Fiscal Period Ended 2009 May 31	Page 189

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:	/signed/
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F for Fiscal Period Ended 2009 May 31	Page 190

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:	/signed/
Authorized Signatory

Per:	/signed/
Authorized Signatory

Form 20-F for Fiscal Period Ended 2009 May 31	Page 191

Form 20-F for Fiscal Period Ended 2009 May 31	Page 192

Schedule B - Page I

SCHEDULE B

NET SMELTER RETURNS

In this Schedule, "Payor" refers to PTQ or the holder from time to time of the Molejon Deposit or the Ancillary Rights, as the case may be, and "Royalty Holder" refers to Teck Cominco or Inmet or their respective successors or assigns.

I.

DEFINITION

1.01

"Net Smelter Returns" for purposes of the Agreement are defined as follows:

(a)

where all or a portion of the ores or metals derived from the Molejon Deposit or the Ancillary Rights (in this Schedule, the "Property") are sold as ores, solutions, concentrates or doré, the Net Smelter Returns shall be the gross amount received from the purchaser following sale thereof after deduction, (i) if applicable under the sale contract, of all smelter or refining charges, penalties and other deductions; (ii) all costs of transporting and insuring the ores or concentrates or doré from the mine to the smelter, refinery or other place of final delivery; and (iii) sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but excluding income taxes of the Payor; and

(b)

where all or a portion of the said ores, -solutions, concentrates or doré derived from the Property are treated in a smelter or refinery and a portion of the metals recovered therefrom are delivered to, and sold by Payor, the  Net Smelter Returns shall be the gross amount received from the purchaser following sale of the metals so delivered, after deduction of (i) all smelter charges, penalties and other deductions; (ii) all costs of transporting and insuring the ores or concentrates or doré from the mine to the smelter, (iii) if applicable under the smelter or refinery contract, all costs of transporting and insuring the metals from the smelter to the place of final delivery by the purchaser; and (iv)) sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but excluding income taxes of the Payor.

Where any ores, solutions, concentrates or dore are sold to, or treated in, a smelter or refinery owned or controlled by Payor, the pricing for that sale or treatment will be established by Payor on an arms-length basis so as to be fairly competitive with pricing, net of transportation, insurance, treatment charges and other related costs, then available on world markets for product of like quantity and quality.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 193

Schedule B Page 2

2.

PAYMENT OF NET SMELTER RETURNS

2.01

Payor shall calculate the Net Smelter Returns and the sums to be disbursed to each Royalty Holder as at the end of each calendar quarter.

2.02

Payor shall, within 60 days of the end of each calendar quarter, as and when any Net Smelter Returns are available for distribution:

(a)

pay or cause to be paid to each Royalty Holder that percentage of the Net Smelter Returns to which the Royalty Holder is entitled under the Agreement;

(b)

deliver to the Royalty Holder a statement indicating:

(i)

the gross amounts received from the purchaser contemplated in subsection 1.01 of this Schedule B;

(ii)

the deductions therefrom in accordance with subsection 1.01 of this Schedule B;

(iii)

the amount of Net Smelter Returns remaining; and

(iv)

the amount of those Net Smelter Returns to which the Royalty Holder is entitled;

supported by such reasonable information as to the tonnage and grade of ores or concentrates shipped as will enable the Royalty Holder to verify the gross amount payable by the smelter or other purchaser.

3.

ADJUSTMENTS AND VERIFICATION

 3.01

Payment of any Net Smelter Returns by Payor shall not prejudice the right of Payor to adjust any statement supporting the payment; provided, however, that all statements presented to a Royalty Holder by Payor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12-month period Payor gives notice to the Royalty Holder claiming an adjustment to the statement which will be reflected in subsequent payment of Net Smelter Returns,

3.02

Payor shall not adjust any statement in favour of itself more than 12 months following the end of the quarter to which the statement relates.

3.03

Each Royalty Holder shall, upon 30 days' notice in advance to Payor, have the right to request that Payor have its independent external auditors provide their audit certificate for the statement or adjusted statement, as it may relate to the Agreement and the calculation of Net Smelter Returns.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 194

Schedule B - Page 3

3.04

The cost of the audit certificate shall be solely for the account of the Royalty Holder requiring same unless the audit certificate discloses material error in the calculation of Net Smelter Returns, in which case Payor shall reimburse the Royalty Holder the cost of the audit certificate.  Without limiting the generality of  the foregoing, a discrepancy of one percent in the calculation of Net Smelter Returns shall be deemed to be material.

4.

PAYOR TO DETERMINE OPERATIONS

4.01

Subject to any express provision of the Agreement to the contrary:

(a)

the Payor will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Property and may suspend operations and production on the Property at any time it considers prudent or appropriate to do so;

(b)

the Payor will owe the Royalty Holders no duty to explore, develop or mine the Property, or to do so at any rate or in any manner other than that which the Payor may determine in its sole and unfettered discretion; and

(c)

the Payor may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other products at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user, or consumer.

The Payor will not be liable for mineral values lost in processing under sound practices and procedures, and no royalty will be due on any such lost mineral values.

5.

COMMINGLING

5.01

Ores, concentrates, doré and derivatives mined or retrieved from the Property shay be commingled with ores, solutions, concentrates, dore or derivatives mined or retrieved from other properties. All determinations required for calculation of Net Smelter Returns, including without limitation the amount of the metals contained in or recovered from ores, solutions, concentrates, doré or derivatives mined or retrieved from the Property, the amount of the metals contained in or recovered from commingled ores, solutions, concentrates, doré or derivatives shall be made in accordance with prudent engineering, metallurgical and cost accounting practices.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 195

Schedule B - Page 4

6.

TRADING ACTIVITIES

6.01

The Payor may, but need not, engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements ("Trading Activities") which may involve the possible delivery of base or precious metals produced from the Property. The Parties' acknowledge and agree that the Royalty Holders shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Trading Activities.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 196

Schedule C - Page 1

SCHEDULE C

REVIEW OF STRATEGIC ALTERNATIVES

1.

Retention of Investment Banker

Upon receipt of the Government Approval, PTQ, Teck Cominco and Inmet will jointly retain an investment banking firm (the "Investment Banker") to act as their financial advisor in connection with the potential sale of all of the shares of the Corporation, or of a 100% interest in the Concession Remainder, or the admission of a new shareholder in the Corporation, or some other form of joint development agreement with respect to the Concession Remainder (any such transaction being hereinafter referred to as a "Monetization").

2.

Marketing Post-Plan Approval

The "Marketing Period" will commence as soon as possible after the Plan has been approved by the Government of Panama and transfer of title to the Molejon Deposit and the Ancillary Rights to PTQ or its affiliate has occurred. The investment banker retained by the Parties will be authorized to represent to potential purchasers that the Parties have agreed to participate in a Monetization on receipt of an acceptable offer.

3.

PTQ's Right to Acquire,

Teck Cominco and Inmet agree that prior to the public solicitation of third party offers for a Monetization, PTQ will be given a reasonable opportunity to make an offer to Teck Cominco and Inmet to acquire their interests in the Corporation.

4.

Waiver of Rights of First Refusal

Subject to paragraph 3, Teck Cominco, PTQ and Inmet agree that for the purposes of effecting any Monetization as contemplated by this Agreement, they waive all rights of first refusal and rights of second refusal as set out in Section 11.5 of the Shareholders' Agreement and the Investment Banker will be authorized to so represent to third parties.

5.

Offer

Teck Cominco, PTQ and Inmet agree that they will in good faith evaluate all bona fide third party offers for the Corporation's assets or shares provided any such offer includes consideration in cash or its equivalent in shares of reasonable liquidity, and otherwise contains terms and conditions customary for a transaction of this nature and acceptable to the Parties, acting reasonably (the "Offer").

Form 20-F for Fiscal Period Ended 2009 May 31	Page 197

Schedule C - Page 2

6.

Proceeds of Sale of Shares or Corporation's Assets

In the event Teck Cominco, PTQ and Inmet accept an Offer for the sale of all of the shares of the Corporation or all of the Corporation's assets, the proceeds after payment of fees and related expenses incurred by the investment banker and payment of the Corporation's costs to effect such transfer (including, in the case of a sale of assets, any applicable taxes) will be distributed to Teck Cominco, PTQ and Inmet in the following proportions:

Teck Cominco 23%

PTQ 29%

Inmet

48%

Teck Cominco, PTQ and Inmet agree that they will do all such acts and things as may be reasonably necessary and within their control or direction to facilitate the completion of such a transactions which form part of an accepted Offer.

7.

PTQ Shareholder Approval

Teck Cominco and Inmet acknowledge that PTQ may require that its Board of Directors-and shareholders approve any Monetization, and that any determination as to whether or not shareholder approval is required will be the sole decision of the board of PTQ.

8.

Rejection of Offer

In the event any of Teck Cominco or PTQ Or Inmet rejects an Offer or is unable to obtain the requisite corporate approval for such Offer, and provided that the other two of these three parties wish to accept the Offer, then the Party rejecting such Offer will, within 10 business days of such rejection, pay a "Break Fee" calculated at 2% of the value of the Offer (which value will be determined by the investment banker retained by the Parties pursuant to this Agreement if the Offer includes non-cash consideration) to the other Parties. The Break Fee will be divided between the other two Parties in proportion to the Equity Ratio.

9.

PTQ's Right to Issue Shares in Lieu of a cash Break Fey

In the event that PTQ is required to pay a break fee pursuant to Section 8 above, PTQ may issue shares to the other two Parties in lieu of paying the fee. Such shares will be issued at the market price (as defined by the rules/policies of the stock exchange on which PTQ shares are listed for trading) of the shares as of the date on which PTQ informs the other two Parties of its intention not to accept the Offer. Teck Cominco and Inmet agree to execute subscription agreements and such other documents required for share issuance as provided by PTQ, acting reasonably.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 198

Schedule C - Page 3

10.

Restrictions on Transfer During Marketing Period

Teck Cominco, PTQ and Inmet agree that during the Marketing Period they will not sell nor grant any option with respect to their respective interests in the Corporation, other than among themselves, and will not, directly nor indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage proposals from third parties other than in accordance with the process contemplated in this Agreement.

11.

Termination of Marketing Period

The Marketing Period will terminate six months after the Government Approval. The Parties agree that the termination of the Marketing Period may be extended by up to 30 days in the event there are delays in the Monetization beyond the reasonable control of the Parties.

12.

1991 Financing Agreement

Teck Cominco and PTQ agree that Teck Cominco shall not have any back-in rights under the 1991 Financing Agreement in respect of the Molejon Deposit or the Ancillary Rights. On the completion of any Monetization pursuant to which Teck Cominco sells its entire interest in the Corporation, the 1991 Financing Agreement will terminate.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 199

EXHIBIT 4.U.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT made as of and to have effect from the 11th day of February, 2008.

BETWEEN:

PETAQUILLA MINERALS LTD., a company duly incorporated under the laws of the Province of British Columbia, and having its head office at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9

(hereinafter called the “Company”)

 OF THE FIRST PART

AND:

BASSAM MOUBARAK, Chartered Accountant, of ________________________________________________________________

(hereinafter called "Mr. Moubarak")

 OF THE SECOND PART

WHEREAS:

A.

The Company is a mining and exploration company with offices in Vancouver, B.C. and the Republic of Panama, and with mineral resource properties in the Republic of Panama;

B.

The Company is a reporting company whose shares are posted and listed for trading on the Toronto Stock Exchange;

C.

Mr. Moubarak has certain skills, expertise and experience which the Company wishes to employ;

D.

the Company agrees to retain and Mr Moubarak agrees to serve in the capacity more particularly set out in Article 2 of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties, covenants and agreements hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties represent, warrant, covenant and agree as follows:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 200

ARTICLE 1

ENGAGEMENT AND DURATION

1.1

Subject to the terms and conditions hereof, Mr. Moubarak shall be employed by the Company as Chief Financial Officer (“CFO”), with the duties set out in paragraph 2.1, as amended from time to time, and such other duties as may from time to time be assigned to or vested in Mr. Moubarak by the Board of Directors of the Company, and Mr. Moubarak agrees to provide his services to the best of its ability and in accordance with the terms and conditions of this agreement.

1.2

The employment of Mr. Moubarak under this Agreement shall commence on February 11, 2008 and shall continue until terminated in accordance with this Agreement (the “Termination Date”).

ARTICLE 2

DUTIES

2.1

Mr. Moubarak shall perform all duties customarily performed by a CFO of a publicly-traded company engaged in a business similar to the Company’s business including, without limiting the generality of the foregoing,  the financial, compliance and regulatory requirements of the business and affairs of the Company.

2.2

Mr. Moubarak shall devote not less than 80% of the business days during the year of this Agreement to the business and affairs of the Company, use his best efforts to promote the interests of the Company and, to the extent necessary to discharge the responsibilities assigned to Mr. Moubarak, perform faithfully and efficiently such responsibilities.  The Company acknowledges that Mr. Moubarak’s duties as CFO will usually be performed on business days, but may also be performed on weekends and holidays.

2.3

Mr. Moubarak shall report directly to the Audit Committee and the Board of Directors.

2.4

In the event of a change of control of the Company, Mr. Moubarak shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control.  For the purposes of this Agreement, a “change of control” shall be deemed to have occurred when:

(a)

a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or

(b)

a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors; or

Form 20-F for Fiscal Period Ended 2009 May 31	Page 201

(c)

any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:

(i)

the legal or beneficial ownership of voting securities;

(ii)

the right to appoint managers, directors or corporate management;

(iii)

contract;

(iv)

operating agreement;

(iv)

voting trust;

or otherwise.

ARTICLE 3

REMUNERATION AND BENEFITS

Remuneration

3.1

Mr. Moubarak shall be paid $ 205,000 annually in Canadian funds payable semi-monthly in arrears.  Such salary shall be reviewed by the parties at the end of each calendar year and any changes in such salary (which may be based upon, among other things, Mr. Moubarak’s performance) shall be as agreed upon in writing between the parties from time to time.  In addition, the aforesaid remuneration shall be increased annually by the annual percentage increase in the Consumer Price Index published by Statistics Canada for Vancouver.  The remuneration paid to Mr. Moubarak hereunder may be increased during the term of this agreement by mutual consent in the event of a change in the circumstances of either Mr. Moubarak or the Company.  For example, such remuneration shall be increased in the event of an increase in the scope of the services provided and responsibilities borne by Mr. Moubarak.

Bonus

3.2

Mr. Moubarak shall be eligible for an annual cash bonus equal to 30% of annual salary, pursuant to policies established by the Board of Directors of the Company.

Options

3.3

Mr. Moubarak shall be eligible for share options as may be approved by the Board of Directors of the Company.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 202

Reimbursement of Expenses

3.4

The Company shall reimburse Mr. Moubarak for all reasonable expenses incurred by Mr. Moubarak in the performance of duties pursuant to this Agreement, provided that Mr. Moubarak provides the Company with a reasonably-detailed written expense account on a monthly basis.

Benefits

3.5

Mr. Moubarak will be entitled to participate in all of the Company’s benefit plans available to its employees in accordance with the terms thereof, augmented, if necessary, to provide a reasonable overall package of benefits for a position of the nature held by Mr. Moubarak hereunder, including the benefits set out in Schedule “A” hereto as amended from time to time.

Professional Dues / Club Memberships

3.6

During the term of this Agreement, the Company shall pay to or on behalf of Mr. Moubarak and at his request from time to time, professional dues to the professional institutes that he belongs to and membership fees in such clubs and associations as are approved by the Board's Compensation Committee and as are desirable for Mr. Moubarak to join in connection with his employment and activities on behalf of the Company.

Vacation

3.7

The Company agrees that Mr. Moubarak shall be entitled to 4 weeks annual paid vacation.

ARTICLE 4

RESTRICTIVE COVENANTS

Non-Competition

4.1

Subject to the provisions of paragraph 4.11 hereof, during the term of this Agreement and for 12 months following the termination or expiration of this Agreement, Mr. Moubarak shall not:

(a)

own or have any interest directly in; nor

(b)

act as an officer, director, agent, employee or consultant of;

any person, firm, association, partnership, corporation or other entity (the “Competitive Entity”) engaged in mineral exploration within two kilometres of mineral claims owned by the Company during the term of this Agreement, but excluding any claims abandoned by the Company.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 203

4.2

The restriction set out in Section 4.1 above shall not apply to ownership by Mr. Moubarak of less than ten percent (10%) of the publicly traded securities of any Competitive Entity.  Except as provided in Section 4.1, Mr. Moubarak shall be free to engage in, and receive the full benefit of, any activity that he sees fit, whether or not competitive with the business of the Company.

4.3

Mr. Moubarak acknowledges that the restrictions contained in Section 4.1 are reasonable; however, in the event that any court should determine that any of the restrictive covenants contained in Section 4.1 or 4.2 of this Agreement, or any part thereof, are unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

Confidentiality

4.4

The term “Confidential Information” means any and all information concerning any aspect of the Company not generally known to persons other than those associated with the Company.  The Company may disclose, in writing or orally, certain Confidential Information to Mr. Moubarak.

4.5

Mr. Moubarak acknowledges and agrees that, subject to the provisions of paragraph 4.11 hereof, any Confidential Information disclosed to Mr. Moubarak is in the strictest confidence.  Any Confidential Information disclosed to Mr. Moubarak in any form whatsoever is and shall be considered confidential and proprietary information of the Company.

4.6

Except as authorized by the Company, Mr. Moubarak will not, except in the course of his duties to the Company:

(a)

duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Company’s Confidential Information; or

(b)

use the Company’s Confidential Information without the prior written consent of the Company.

4.7

Mr. Moubarak will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized persons, and will exercise at least the same degree of care that would be used to protect Mr. Moubarak’s own confidential information.

4.8

Any and all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, technical, accounting and financial records and like information and materials received from the Company and any copies or excerpts thereof containing proprietary or Confidential Information will remain the property of the Company and will, upon the request of the Company, be promptly returned to the Company by Mr. Moubarak.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 204

4.9

The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

(a)

is or later becomes publicly known under circumstances involving no breach of this Agreement by Mr. Moubarak;

(b)

is already known to Mr. Moubarak at the time of receipt of the Confidential Information;

(c)

is lawfully made available to Mr. Moubarak by a third party; or

(d)

is authorized by the Board of Directors of the Company.

4.10

Subject to the provisions of paragraph 4.11 hereof, the provisions of Article 4 shall survive the termination of this Agreement for a period of one year after termination.

4.11

Mr. Moubarak shall be absolutely released from the provisions of paragraphs 4.1 to 4.10 inclusive hereof in the event that this Agreement is terminated pursuant to paragraph 5.3 of this Agreement.  For more certainty, in the event of such termination, Mr. Moubarak shall be free to use all and any Confidential Information received by him hereunder for any purpose whatsoever, including uses in connection with activities which are competitive with those of the Company.

ARTICLE 5

TERMINATION

5.1

The Company may terminate Mr. Moubarak’s engagement under this Agreement only upon the occurrence of any of the following events:

(a)

Mr. Moubarak committing an act of gross negligence of wilful misconduct;

(b)

the conviction of Mr. Moubarak under the Criminal Code of Canada or the Securities Acts of any of the Provinces of Canada;

(c)

the breach or default of any material term of this Agreement by Mr. Moubarak if such breach or default has not been remedied to the satisfaction of the Company within 14 days after written notice of the breach of default has been delivered by the Company to Mr. Moubarak;

(d)

without Cause, upon giving Mr. Moubarak at least 60 days written notice of termination; or

(e)

for Cause, with immediate effect;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 205

PROVIDED THAT the Company may not terminate this Agreement nor commence proceedings to terminate this Agreement pursuant to sub-paragraph 5.1(c) within 180 days of a “change of control”, as defined in paragraph 2.4 of this Agreement.

5.2

In this agreement, “Cause” means:

(a)

the inability of Mr. Moubarak to perform his duties due to a legal impediment such as an injunction, restraining order or other judicial judgment, decree or order entered against Mr. Moubarak;

(b)

a breach by Mr. Moubarak of a material provision of this Agreement;

(c)

the failure of Mr. Moubarak to follow the Corporation's reasonable instructions with respect to the performance of his duties;

(d)

any material breach by Mr. Moubarak of his obligations under any code of ethics, any other code of business conduct or any lawful policies or procedures of the Corporation;

(e)

excessive absenteeism, flagrant neglect of duties or serious misconduct; or

(f)

any act or omission of Mr. Moubarak that would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

5.3

In the event of the termination of Mr. Moubarak’s engagement under this Agreement pursuant to Subsections 5.1(a), (b), (c) or (e) of this Agreement, the Company shall pay to Mr. Moubarak, within 10 days of the effective date of termination the full amount of compensation accrued pursuant to Section 3.1 of this Agreement as of the date of termination.  In the event of the termination of Mr. Moubarak’s engagement under Subsection 5.1(d) of this Agreement, the Company shall pay to Mr. Moubarak, within 10 days of the effective date of termination, an amount equal to 1 times the annual compensation to be paid to Mr. Moubarak under Section 3.1.

5.4

Mr. Moubarak may terminate his obligations under this Agreement only as follows:

(a)

at any time after the expiry of 90 days of the date on which there is a change of control, as described in subsection 2.4 of this Agreement; or

(b)

upon the breach or default of any material term of this Agreement by the Company if such breach or default has not been remedied to the satisfaction of Mr. Moubarak, within 14 days after written notice of the breach of default has been delivered by Mr. Moubarak to the Company.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 206

5.5

In the event of the termination of Mr. Moubarak’s engagement under this Agreement pursuant to Section 5.4 of this Agreement, the Company shall pay to Mr. Moubarak, within 10 days of termination 100% of all compensation to be paid to Mr. Moubarak under Section 3.1.

5.6

The rights of the Company and Mr. Moubarak under this Article 5.0 are in addition to and not in derogation of any other remedies which may be available to the Company or Mr. Moubarak at law or in equity.

5.7

The amounts payable to Mr. Moubarak hereunder in the event of the termination of this Agreement shall not be reduced if Mr. Moubarak shall secure, or shall not reasonably pursue, alternative employment following the termination of his employment with the Company.

ARTICLE 6

PERSONAL NATURE

6.1

This Agreement is personal and is entered into based upon the singular skill, qualifications and experience of Mr. Moubarak.

ARTICLE 7

INDEMNITY

7.1

To the extent that it is lawfully able to do so, the Company agrees to indemnify and hold harmless Mr. Moubarak from and against any losses, costs, claims and liabilities which Mr. Moubarak may suffer or incur by reason of any matter or thing which Mr. Moubarak may properly do or have done or cause to be done as an employee, officer or director of the Company.

7.2

To the extent that it is lawfully able to do so, the Company shall indemnify Mr. Moubarak and his heirs and legal representatives against all costs, charges and expenses (including any amounts paid to settle any actions or satisfy any judgment) reasonably incurred by Mr. Moubarak in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been an employee, director or officer of the Company if:

(a)

Mr. Moubarak acted honestly and in good faith with a view to the best interests of the Company; and

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, Mr. Moubarak had reasonable grounds for believing that his conduct was lawful.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 207

ARTICLE 8

GENERAL PROVISIONS

Waiver

8.1

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party's performance or in the terms, covenants and conditions of this Agreement.  The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party's right to assert such claim at any time thereafter.

Notices

8.2

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered, telefaxed or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement.  Any notice shall be deemed to have been received if delivered or telefaxed, when delivered or telefaxed, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof.  If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilise any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.  A party may change its address for service by notice in writing to the other parties.

8.3

Each party to this Agreement may change its address for the purpose of this section 8.0 by giving written notice of such change in the manner provided for in section 8.1.

Applicable Law

8.4

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof.  The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

Severability

8.5

If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 208

Entire Agreement

8.6

This Agreement constitutes the entire Agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement and there are no Agreements collateral hereto other than as are expressly set forth or referred to herein.  This Agreement cannot be amended or supplemented except by a written Agreement executed by all parties hereto.

Non-Assignability

8.7

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of all other parties to this Agreement.

Burden and Benefit

8.8

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Time

8.9

Time is of the essence of this Agreement.

Independent Advice

8.10

Mr. Moubarak hereby acknowledges that he has had an opportunity to seek and obtain independent legal advice in respect of this Agreement, and confirms that he has either sought and obtained such advice or waives any right of action he may have against the Company as a result of failing to obtain such advice.

Counterpart

8.11

This Agreement may be executed in counterpart and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 209

PETAQUILLA MINERALS LTD. /s/ John Cook John Cook Chairman of the Board of Directors

Bassam Moubarak

/s/ Bassam Moubarak

This is page 11 to that certain Employment Agreement dated as of February 11, 2008, between PETAQUILLA MINERALS LTD. and Mr. Moubarak

Form 20-F for Fiscal Period Ended 2009 May 31	Page 210

SCHEDULE “A”

Benefits

•

Pension contribution of 5% of base gross salary.

•

The company will cover the cost of courses and seminars up to a maximum of $10,000 per annum.

•

Parking at 475 West Georgia Street, Vancouver, BC.

•

Business Class travel on all flight arrangement

Form 20-F for Fiscal Period Ended 2009 May 31	Page 211

EXHIBIT 4.V.

ASAMBLEA LEGISLATIVA
LEY Nª 9
(De 26 de febrero de 1997)
Por la cual se aprueba el Contrato celebrado entre EL ETADO
Y la sociedad MINERA PETAQUILLA, S.A.

LA ASAMBLEA LEGISLATIVA

DECRETA:

Artículo 1.

Apruébase el Contrato celebrado entre EL ESTADO y la

sociedad denominada MINER PETAQUILLA, S.A., que lee así:

Entre los suscritos a saber, por una parte, NITZIA RODRIGUEZ DE VILLARREAL, mujer, panameña, mayor de edad, con cédula de identidad personla nicmero 8-207-2450 en su calidad de Ministra de Comercio e Industrias, en represnentación de EL ESTADO, debidamente autorizada por el Consejo de Gabinete celebrado el día 13 de febrero de 1996, en ejercicio de la facultad que le confiere el numera tercero del Artículo 195 de la Constutución Política de la Repicblica de Panamá, en adelante denominado EL ESTADO, "y por o tra parte, Ingeniero Richard Fifer, varón, panameño, mayor de e dad, portador de la cédula de identidad personal nicmero 8-433-163, en su condición de Presidente y Representante Legal de la MINERA PETAQUILLA, S.A., sociedad organizada y existente de conformidad a las leyes de la Repicblica de Panamá y debidamente inscrita en la Sección de Micropelículas Mercantil del Registro Picblico a la Ficha 303869, Rollo 46505, Imagen 0096, debidamente autorizado para celebrar este acto mediante resolución de la Junta Directiva de fecha de 1 de diciembre de 1995, quien en adelante se denominará LA EMPRESA, se celebra este Contrato de concesión mineral

Comparecen también a este acto y se adhieren al presente Contrato las siguientes personals para los siguientes fines: (a) GEORECURSOS INTERNACIONAL, S.A., sociedad organizada y existente de conformidad a las leyes de la Repicblica de Panamá debidamente

Form 20-F for Fiscal Period Ended 2009 May 31	Page 212

Inscrita en el Sección de Micropelículas Mercantil del Registro Público a al Ficaha 239116, Rollo 30512, Imagen 181, representada en este acto por el Ingeniero Richard Fifer, cuyas generales han sido descritas en anterioridad, en su condición de Presidente y Representante Legal, debidamente autorizado para este acto mediante resolución de la Junta Directiva de fecha de 1 de diciembre de 1995, quien en adelante se denominará GEORECURSOS, con el fin de dar por terminada y subrogada la concesión existenteconforme al Contrato No. 27-A de 7 de agosto de 1991, tal como se contempla en la Cláusula Vigésima Octava de este Contrato, y (b) ADRIAN RESOURSES, S.A., sociedad organizada y existente de conformidad a leyes de la República de Panamá y debidamente inscrita en la sección de Micropelículas Mercantil del Registro Público a la Ficha 259118, Rollo 35173, Imagen 002. debidamente representada en este acto por el Ingeniero Richard Fifer, cuyas generales han sido descritas con anterioridad, en su condición de Presidente y Representante Legal, debidamente autorizado para celebrar este acto mediante resolución de la Junta Directiva de fecha de 1 de diciembre de 1995, quien en adelante se denominará ADRIAN, con el fin de reconocer ciertos derechos y obligaciones recíprocos conjuntamente con LA EMPRESA respecto a ciertas concesiones minera colindantes al AREA DE LA CONCESIÓN, según lo previsto en el Anexo IV de este Contrato.

EN CONSECUENCIA , las prtes han convenido la celebración de este Contrato sujeto a las siguientes Cláusulas:

CLÁUSULA PRIMERA:

Objeto

Form 20-F for Fiscal Period Ended 2009 May 31	Page 213

El objeto principal de l presente Contrato es el de otorgar a LA EMPRESA, com en efecto se le otorga con la celebreación y aprobación del presente Contrato, la concesión de los derechos posteriormente estipulados sobre los yacimientos mineros de oro, cobre y otros minerales ubicados en el área conocida como Cerro Petaquilla”, descrita n el Anexo de ste Contrato omo Área de a Concesion", con los fines de explorar, extraer, explotar, beneficiar, procesar, refinar, transportar, vender y comercializar todos los minerales, bases o preciosos, ubicados en el Área de la Concesi6n y, tales fines, LA EMPRESA podrá diseñar, construir y operar toda clase de obras de infraestructura, incluyendo unidades de vivienda, centros de salud, educaci6n y recreaci6n, todo tipo de instalaciones aéreas y terrestres, instalaciones de generaci6n de energía eléctrica para satisfacer las necesidades de esta Concesi6n así como para otros usos expresamente permitidos por el presente Contrato, plantas de procesamiento de aguas; almacenar y utilizar agua, naturales: y, en general, diseñar, construir y operar todas, aquellas instalaciones y prestar todos aquellos servicios que sean necesarios o pertinentes para el desarrollo de esta Concesi6n, todo lo cual en lo sucesivo se denomina "EL PROYECTO".

EL ESTADO reconoce que el desarrollo de EL PROYECTO amparado bajo el presente Contrato representa un gran beneficio para el impulso de la industria minera en la República de Panamá y por lo tanto EL ESTADO lo considerará como prioritario y le prestará su asistencia a LA EMPRESA para lograr el cumplimiento y perfecciona- miento del objeto y los fines del presente Contrato.

CLÁUSULA SEGUNDA
Definiciones

Para los efectos del Contrato, los siguientes términos tendrán el significado que a continuaci6n se indica:

AFILIADA

Form 20-F for Fiscal Period Ended 2009 May 31	Page 214

Para los efectos del Contrato, se entenderá como AFILIADA con relaci6n a cualquier otra persona natural o jurídica, aquella persona natural o jurídica que directa o indirectamente, contro la es controlada por, o está bajo control común con dicha otra persona natural o jurídica mediante la tenencia del cincuenta por ciento (50%) o más de las acciones emitidas y en circulación con derecho ordinario a voto para la elección de los directores de dicha otra personal natural o jurídica, o mediante cualquier otro método o forma que represente control de hecho sobre dicha personal natural o jurídica. Para efectos de este Contrato se entiende además que TECK CORPORATION, INMET MINING CORPORATION y ADRIAN RESOURSES LTD., y las afiliadas a subsidiarias de éstas, serán consideradas como Afiliadas de LA EMPRESA mientras sean accionistas de ésta.

AREA DE PROYECTO

Será el área que LA EMPRESA designe dentreo del Area de la Concesión para desarrollar la explotación de minerales y comprende todas las instalaciones, facilidades y estructuras que sobre dicha área establezcan LA EMPRESA, sus Afiliadas, contratistas o subcontratistas.

CERRO PETAQUILLA

Es la concesión amparada bajo el Contrato celebrado por y entre el Ministerio de Comercio e Industrias y Geo -Recursos Internacional, S.A., identificado como el Contrato No. 27-A de 7 de agosto de 1991, con sus prórrogas y extensiones, y descrito en el Anexo I del presente Contrato.

CONCESION

Es el conjunto de derechos otorgados por EL ESTADO en virtud de este Contrato, los cuales incluyen, entre otros, el derecho de explorar, explotar y usufructuar los yacimientos minerales ubicados en el área de Cerro Petaquilla que se describe en el Anexo I de este Contrato, la cual se denomina como Area de la Concesión

CONCESIONES COLINDANTES

Form 20-F for Fiscal Period Ended 2009 May 31	Page 215

Se refiere a las concesiones o solicitudes de concessions, segun sea el caso, a favor de ADRIAN identificadas como: Contrato No. 41 del 12 de julio de 1994, Contrato No. 39-A del 7 de julio de 1994, Contrato No. 39-B de 7 de julio de 1994, Contrato No. 59 de 29 dde diciembre de 1994 todos celebrados por y entre el Ministerio de Comercio e Industrias y AADRIAN; y las solicitudes de concesiones Nos. 93-92, 93-93 y 94-39 según los registros que reposan en la Direcci6n General de Recursos Minerales del Ministerio de Comercio e Industrias de la República de Panamá.

CONTRATISTA

Serán. Aquellas personas naturales o jurídicas que LA EMPRESA, sus Afiliadas o cesionarias designen como Contratistas para efectos del presente Contrato, y bastará que LA EMPRESA notifique al Ministerio de Comercio e Industrias dicha designaci6n para que la misma tenga efecto.

EMPRESA

Se refiere, a través del contenido del presente Contrato, a MINERA PETAQUILLA, S.A., al igual que a sus Afiliadas, y a las entidades cesionarias de estas y aquella.

ESTUDIO DE FACTIBILIDAD

Tendrá el significado que se le da en el Anexo II del presente Contrato, el cual forma parte integral del mismo.

FACILIDAD

Es toda excavaci6n, fosa, agujero, pozo, zanja, canal, desagüe, equipo, ferrocarril, calles, carreteras, caminos, albergues o habitaciones para los trabajadores, tuberías, líneas de transmisi6n eléctrica, instalaciones y equipo para la generaci6n de cualquier tipo de energía, acumulaci6n o almacenamiento de materiales y materia prima, escombrera o acumulaci6n de desechos y desperdicios de cualquier tipo, muelles, dársenas, flotadores o plataformas flotantes, estanque de residuos, estanque de sedimentaci6n o asentamiento, y otros mejoramientos a al propiedad, accesorios fijos molinos, trituradoras instalaciones de lixiviaci6n o flotaci6n, instalaciones para mejoramiento o reclamaci6n de

Aguas, rutas de acarreo o transporte, además de cualquier otras mejoras, accesorios, instalaciones o construcciones que sean, según LA EMPRESA, necesarias o recomendables para la exploraci6n, desarrillo, extracci6n, beneficio o transporte de minerales o productos relacionados con el Area de la Concesi6n, las cuales se realizarán en cumplimiento con las reglamentaciones ambientales pertinentes.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 216

PRODUCCION BRUTA NEGOCIABLE

Para los prop6sitos del presente Contrato:

(a)

cuando la mena o el concentrado derivado de ésta sean vendidos como mena o como concentrado, la suma bruta recibida del comprador por raz6n de la venta luego de deducirse, de haberlos, todos los costos de fundici6n, penalidades y otras deducciones, y luego de deducidos todos los costos del transporte y el seguro de la mena o del concentrado, incurridos en su traslado desde la mina hasta la fundici6n o fábrica u otro lugar donde se lleve a cabo su entrega definitiva al comprador; o

(b)

cuando la mena o el concentrado sean procesados en una fundici6n y los metales recuperados en dicho proceso sean vendidos y entregados por LA EMPRESA, la suma bruta recibida del comprador por raz6n de la venta de los metales así entregados, luego de deducidos todos llos costos de fundici6n, penalidades y otras deducciones, y luego de deducidos todos los costos del transporte y el seguro de la mena o del concentrado incurridos en su traslado desde la mina hasta la fundici6n, y todos los costos del transporte y el seguro de los metales, incurridos en su traslado desde la fundici6n hasta el lugar donde se lleve a cabo su entrega definitiva al comprador; o

Form 20-F for Fiscal Period Ended 2009 May 31	Page 217

(c)

cuando la mena o el concentrado sean procesados en una fundici6n de propiedad de LA ASAMBLEA o bajo el control de la misma bruta que se estime devengada por razón de la venta de la mena o del concentrado no será inferior a aquella suma que se hubiera podido obtener de una fundición que no fuera de propiedad de LA EMPRESA o que no estuviera controlada por ella con relación al procesamiento de mena o de concentrado de calidad y cantidad iguales.

PRODUCCION COMERCIAL

Se refiere a la extracción y procesamiento del mineral con el propósit:o de vender un producto final. Le extracción y procesamiento del mineral para hacer pruebas y determinar el proceso metalúrgico que se utilizará, no se considerará Producción Comercial. Cuando se haya alcanzado el setenta por ciento (70a) de la capacidad de producción diseñada, conforme se defina en el Estudio de Factibilidad, y ésta se mantenga durante noventa días consecutivos, se considerará que se ha alcanzado Producción Comercial.

SUBCONTRATISTA

Serán aquellas personas naturales o jurídicas que LA EMPRESA, sus Afiliadas o cesionarias designen como Subcontratistas para efectos del presente Contrato, y bastará que LA EMPRESA notifique al Ministerio de Comercio e Industrias dicha designación para que la misma tenga efecto.

TERMINO INICIAL

Es el período de veinte (20) años siguiente a la fecha de promulgación de la ley por medio de la cual se apruebe este Contrato.

CLAUSULA TERCERA

Derechos y Obligaciones

A. DERECHOS DE LA EMPRESA

Durante la vigencia del presente Contrato EL ESTADO otorga a LA EMPRESA, lo cual hace extensivo, para los efectos del desarrollo de EL PROYECTO, a sus Afiliados, y a los contratistas y subcontra-tistas que ellas designen, las siguientes facultades y derechos:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 218

1.

Dentro del Área de la concesión, según se describe en el Anexo I, realizar investigaciones geológicas relacionadas con los minerales que se encuentren en dicha Área de la Concesión antes y durante la extracción de los mismos.

2.

Realizar todo tipo de operaciones de minería, incluyendo pero sin limitarse a exploración, extracción, explotación, procesamiento, refinamiento, transporte, beneficio, venta y comercialización, dentro del Área de la Concesión, y llevar a cabo todas las demás operaciones y actividades necesarias y adecuadas para dichas operaciones de minería dentro y fuera del Área de la Concesión, siempre en cumplimiento con las reglamentaciones ambientales pertinentes.

3.

Llevar a cabo las actividades necesarias para beneficiar los minerales extraídos en las denominadas Áreas del Proyecto de conformidad a las estipulaciones del presente Contrato.

4.

Transportar la mena, concentrado y los minerales extraídos, al igual que cualquier artículo, provisión, material o bien que LA EMPRESA estime necesario para su operación, empleando cualquier medio de transporte y método de seguridad reconocido dentro de la industria de la minería.

5.

Almacenar dentro y fuera del Área de la Concesión y exportar y comercializar la mena, concentrado y los minerales que haya extraído dentro del Área de la Concesión, de conformidad con las disposiciones legales y reglamentarias vigentes.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 219

6.

El derecho de servidumbre de paso, cuando LA EMPRESA lo considere necesario para el desarrollo de EL PROYECTO, a través de la superficie y subsuelo de todas las tierras y aguas que sean propiedad de EL ESTADO a la fecha en que el Contrato entre en vigencia, sujeto a lo dispuesto en el Anexo IV de este Contrato, en la medida en que el mismo no vulnere los derechos adquiridos de terceros a este Contrato; y el derecho de instruir, instalar, mantener y usar en la superficie o subsuelo de dichas tierras y aguas aquellas facilidades e instalaciones que LA EMPRESA necesite para el desarrollo de EL PROYECTO. En caso tal de que hiciera uso de una servidumbre de paso por el subsuelo, LA EMPRESA coordinará con la entidad estatal correspondiente todo lo relacionado con la protecci6n de la capa freática en las reservas de agua dulce que pudiesen existir en el sitio de dicha servidumbre. LA EMPRESA gozará de este derecho de servidumbre y podrá ejercerlo sin estar sujeta a pagos por ningún concepto. Cuando las tierras propiedad de EL ESTADO sean enajenadas a terceros particulares luego de la entrada en vigencia del presente Contrato, prevalecerá el derecho de servidumbre de LA EMFRESA, sin perjuicio de la indemnizaci6n cine corresponda por daños físicos a cultivos y mejoras permanentes construidas sobre las mismas.

En lo que respecta a lo dispuesto en el Anexo IV de este Contrato, LA EMPRESA y ADRIAN declaran que cualquier conflicto o controversia que se suscite entre las mismas con motivo de la ejecuci6n o cumplimiento de lo convenido en dicho Anexo IV no afectará en modo alguno las respectivas obligaciones y compromisos que vinculan a LA EMPRESA conforme al presente Contrato y a ADRIAN respecto a las Concesiones Colindantes frente a EL ESTADO, a menos que el respectivo conflicto o controversia sea motivado o causado por algún acto u omisi6n de EL ESTADO.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 220

7.

El derecho de servirse de y desviar las aguas de fuentes naturales cuando así lo requieran las actividades de EL PROYECTO, sin carga alguno, entendiéndose que si estos usos perjudican interfieren con los derechos o las propiedades de personas o entidades privadas o estatales que utilicen dichas aguas a la fecha en que entre en vigencia el presente Contra-estas personas o entidades recibirán de LA EMPRESA justa compensación por el perjuicio sufrido de conformidad con las normas vigentes. De igual forma, LA EMPRESA garantizará el suministro de, agua potable suficiente para la subsistencia de aquellas personas naturales que legalmente ocupen áreas afectadas al momento en que entre en vigencia el presente Contrato.

8.

El derecho a diseñar- y construir puentes de acceso, tuberías,

canales, rieles, ferrocarriles y demás facilidades de acceso o medios de transporte, y cualesquiera otras instalaciones y facilidades útiles o necesarias para la realización de EL PROYECTO, y usufructuar dichas instalaciones y facilidades sin estar sujeta al pago de ningún tipo de gravamen, canon, regalía, impuesto, ni ningún otro tipo de cargo por parte de EL ESTADO, .3 excepción del pago de cánones superficiales, regalías e impuestos municipales de conformidad con lo establecido en el presente Contrato. Se entiende que LA EMPRESA esta facultada para extraer y utilizar los materiales o minerales que sean necesarios para llevar a cabo las obras de infraestructura, incluyendo pero sin limitarse a piedra, arena y cascajo, y que tendrá derecho a explotar canteras con el mismo fin sujeto a lo dispuesto por este Contrato y la legislación vigente que regule o reglamente la explotación de minerales no metálicos utilizados como materiales de construcción.

9.

Generar electricidad para uso de EL PROYECTO y vender o comercializar cualquier excedente de electricidad generada de acuerdo a la legislación vigente, así como establecer, construir y operar cualesquiera instalaciones de comunicación que LA EMP, "1ESA considere necesaria para EL PROYECTO y las operaciones relacionadas con éste.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 221

10.

El derecho a obtener, sin mayor demora, las licencias, permisos, aprobaciones y otras autorizaciones que sean generalmente requeridas por EL ESTADO o cualquiera de sus dependencia, o instituciones aut6nomas o semiaut6nomas y que se necesiten para el desarrollo de EL PROYECTO Sujeto a las demás disposiciones del presente Contrato, se entiende que todas estar licencias, aprobaciones o autorizaciones se otorgarán a los cargos usuales de aplicaci6n general.

11.

Poseer, operar y estructurar, libre del pago de cualquier tasa, gravamen o cargo por parte de EL ESTADO, vehículos, helic6pteros, aviones, barcazas, equipo pesado de uso en tierra o en agua o anfibio, remolcadores, barcos de gran calado, embarcaciones de transporte de trabajadores, y cualquier otra maquinaria o equipo que sea necesario para el desarrollo efectivo de EL PROYECTO, y prestar los servicios aéreos, marítimos y terrestres dentro del territorio Panameño en la medida en que dichos servicios sean necesarios para el desarrollo de EL PROYECTO.

12.

LA EMPRESA tendrá el derecho de adquirir, arrendar o usufructuar aquellas tiernas de EL ESTADO dentro o fuera del Área de la Concesi6n obre sean necesarias o útiles para el desarrollo de EL PRCYE, ": C. LA EP4PRSSA podrá adquirir estas tierras en propiedad, en arrendamiento e en usufructo por conducto del Ministerio de Hacienda y Tesoro, el cual dará curso a tales solicitudes y accederá a concederlas directamente a LA EMPRESA sin necesidad de someter dicha concesi6n a los mecanismos de licitaci6n pública, concurso o solicitud de precios establecidas en el C6digo Fiscal siempre que dichas tierras estén disponibles y en la medida en que no se vulneren derechos adquiridos de terceros a este Contrato por raz6n de otras concesiones mineras, sujeto a lo dispuesto en el Anexo IV de este Contrato. Cuando se trate de tierras adquiridas en usufructo o en arrendamiento, las s umas a pagar po r parte de LA EMPRESA no serán superiores a los cánones superficiales por hectárea cure se establecen en la presente Cláusula. Cuando se trate de tierras que LA EMPRESA desee adquirir en propiedad, el precio a pagar por dichas tierras será determinado por los procedimientos establecidos en la legislación vigente.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 222

En caso de que LA EMPRESA necesite tierras de propiedad privada que se encuentren dentro o fuera del Área de la Concesión, todo lo relativo a su uso, su posesión o su adquisición, con excepción de lo estipulado en el numeral siete (7) del Literal A de la presente Cláusula, se tramitará de conformidad con lo dispuesto en el Código de Recursos Minerales y este Contrato.

13.

LA EMPRESA tendrá derecho a diseñar, construir y operar, directamente o a través de terceros, siempre bajo su propia dirección, muelles, dársenas y demás instalaciones portuarias y atracaderos que LA EMPRESA requiera dentro del Área del Puerto, según se determine en el Estudio de Factibilidad, en relación con las actividades contempladas en el presente Contrato, y se entenderá que dichos muelles, dársenas y demás instalaciones portuarias y atracaderos serán para el uso prioritario de LA EMPRESA. Las tasas o los derechos portuarios que pudiesen establecerse por el uso de dichas instalaciones no se aplicarán ni a LA EMPRESA y sus naves ni a las naves pertenecientes a o que estén bajo el control de terceros que presten servicios relacionados con el objeto del Contrato. Tan pronto como este Contrato llegue al término de su duración de acuerdo con la Cláusula Quinta, las citadas instalaciones portuarias pasarán a ser propiedad de EL ESTADO, y éste asumirá la responsabilidad de su operación.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 223

No obstante lo expresado en el párrafo que antecede, EL ESTADO se reservará el derecho de permitir el uso de dichas instalaciones portuarias a otras naves para fines distintos amparados baje el presente Contrato. En este último caso, LA EMPRESA se reservará el derecho de cobrar a dichas naves los derechos de muel1aje que estime convenientes y podrá objetar el uso de l.as instalaciones portuarias por dichas naves si dicho uso perjudica o interfiere de algún modo con las actividades les que LA EMPRESA, sus Afiliadas, contratistas o subcontratistas desarrollan. En todo caso, LA EMPRESA podrá además cobrar derechos o tasas razonables por el uso de grúas, tuber-ías, almacenes de depósito, y demás servicios, instalaciones y facilidades que LA EMPRESA provea o suministre o ponga a disposición ole dichas naves.

14.

Organizar, establecer y prestar servicios de pilotaje, remolque, reparación, movilización en lanchas y, en general, servicios de ayuda a la navegación. Se entiende que esta facultad no implica la obligación de hacerlo y, por consiguiente, su ejercicio es una potestad discrecional de LA EMPRESA. Estos servicios serán prestados por personal idóneo escogido por EMPRESA al amparo de las licencias que al efecto le otorgará EL ESTADO a dicho personal. El costo de estos servicios será sufragado con cargo a las tasas o derechos que al efecto establezca EL ESTADO. No se aplicarán derechos o tasas a favor de EL ESTADO cuando se trate de naves de propiedad de LA EMPRESA, naves que estén prestando servicios a LA EMPRESA, o naves que presten servicios en relación con las artiividades contempladas en el presente Contrato. Cuando LA EMPRESA no desee seguir prestando alguno de los servicios a que se refiere esta cláusula, deberá notificárselo a EL ESTADO a más tardar con seis (6) meses de antelación. En ese caso, EL ESTADO prestará el servicio cobrando las tarifas de plicación general que se hayan establecida, y éstas se le aplicarán junto a LA EMPRESA como o a quienes presten servicio a LA EMPRESA en relación con las actividades contempladas en el presente Contrato, dando siempre prioridad a LA EMPRESA en la prestación de dichos servicios y actividades. No obstante lo anterior, se entiende que EL ESTADO ofrecerá a LA EMPRESA la tarifa más favorable que al momento ofrezca o pueda ofrecer a otros usuarios.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 224

15.

Diseñar, establecer, construir, mantener, renovar y expandir obras, instalaciones, anexos, obras y servicios auxiliares, que tengan que ver con actividades aéreas, marítimas o terrestres, al igual que diseñar, construir, mantener, renovar y expandir rompeolas, muelles, helipuertos, pistas de aterrizaje, torres de comunicación, caminos, puentes, carreteras, malecones, dragados, canales y dársenas en relación con las actividades contempladas en el presente Contrato o con el desarrollo 9e dichas actividades, y hacer uso de semejantes instalaciones sin costo alguno, siempre que ese uso cumpla lo dispuesto en las leyes y reglamentos so b re construcción, sanidad, seguridad, higiene ocupacional y protección del medio ambiente que estén vigentes y sean de aplicación general.

16.

Se entienden incluidas dentro del Área de la Concesión, y parte integral de EL PROYECTO, las instalaciones y el equipo de transporte que sean inamovibles y que LA EMPRESA utilice en relación con las actividades contempladas en el presente Contrato, así como tuberías, acueductos, duetos, rieles, terminales y demás instalaciones destinadas al transporte de mena o minerales, de carga y de mercaderías en general, o a actividades inherentes al funcionamiento de LA EMPRESA, cuando hayan sido construidos o vayan a ser construidos con miras al ejercicio de los derechos de servidumbre de paso que tenga LA EMPRESA.

17.

Administrar y operar EL PROYECTO, y ceder total o parcialmente los correspondientes derechos respecto de una porción o de una etapa o fase de EL PROYECTO o de su totalidad, conforme a lo dispuesto en la Cláusula Novena de este Contrato.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 225

18.

Además de los derechos autorizaciones que anteceden, LA EMPRESA tendrá el derecho y la facultad para realizar aquellos actos o actividades que considere incidentales o conducentes a la consecuci6n de los objetivos descritos en la Cláusula Primera de este Contrato y al ejercicio de los derechos y facultades torcidos en la presente Cláusula.

B. OBLIGACIONES DE LA EMPRESA

1.

Los estudios de Evaluaci6n Ambiental Preliminar, de Reconocimiento Ambiental y de Viabilidad Ambiental y sus anexos, en su conjunto denominarles Informe Ambiental, requeridos por el Reglamento Ambiental del Sector Minero vigente a la fecha en que entre en vigencia el presente Contrato, formarán parte integral de este Contrato y serán de obligatorio cumplimiento por LA EMPRESA. La Direcci6n General de Recursos Minerales evaluará los estudios que conforman el Informe Ambiental en consulta con el INRENARE.

2.

Antes de iniciar el período de extracci6n, LA EMPRESA presentará un

Estudio de Viabilidad Ambiental específicamente del Área del Proyecto en la cual se llevará a cabo la respectiva extracci6n. Dicho estudio será realizado o revisado por expertos en la materia previamente aprobados por la Direcci6n General de Recursos Minerales del Ministerio de Comercio e Industrias. Dicho estudio deberá ser evaluado, y se deberá definir su aprobaci6n, modificaci6n o rechazo en un plazo de 45 días luego de la fecha de presentaci6n a la Direcci6n General de Recursos Minerales. Transcurrido dicho plazo, de no haber emanado un pronunciamiento por parte de la Direcci6n General de Recursos Minerales, se entenderá por aprobado el Estudio de Viabilidad Ambiental, de manera que LA EMPRESA podrá proceder a desarrollar sus actividades de acuerdo al contenido de dicho Estudio.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 226

3.

Al inicio de cada año, LA EMPRESA deberá presentar un Plan de

Trabajo que <abarque las proyecciones y costos aproximados para el respectivo año a la Dirección General de Recursos Minerales del

Ministerio de Comercio e Industrias.

4.

  LA EMPRESA deberá pagar en efectivo a EL ESTADO, sujeto a

las deducciones establecidas en la Cláusula Décima Tercera del presente Contrato, los siguientes cánones superficiales anuales por hectárea sobre el Área de la Concesión no definida como Área 'i' Proyecto según la Cláusula Cuarta del presente contrato

Años	US$ porHectárea
1 ª y 2 ª	0.50
3 ª y 4 ª	1.00
Del 5ª en adelante	1.50

5. LA EMPRESA deberá pagar en efectivo a EL ESTADO, sujeto a las deducciones establecidas en la Cláusula Décima Tercera del Contrato, los cánones superficiales por cada hectárea que comprenda las zonas identificadas como Área (s) de Proyecto según la Cláusula Cuarta del presente Contrato y las regalías anuales sobre los minerales extraídos, conforme a la siguiente tabla:

Clase de Mineral	Primeros 5 años	Del 6ª al 1 0ª años	11 ª años en adelante	Regalía
I	B/ 0.75	B/ 1.25	B/ 2.00	2%
II	1.00	2.00	3.00	2%
III	1.00	2.00	3.00	4%
IV	1.00	2.50	3.50	2%
V	0.50	1.00	1.00	2%
VI	1.50	3.00	4.00	2%

Se entiende que las clases de minerales que anteceden tendrán los siguientes significados:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 227

Clase I: Minerales no metálicos, excluyendo los materiales de construcción.

Clase II: Minerales metálicos excepto los minerales precio. sos.

Clase III: Minerales preciosos aluvionales,

Clase IV: Minerales preciosos no aluvionales.

Clase V: Minerales energéticos, excepto los hidrocarburos.

Clase V1: Minerales, de reserva.

Los pagos de cánones superficiales se harán por anualidades adelantadas y los de regalía por trimestres vencidos dentro de un período de sesenta (60) días contados a partir de la fecha de su vencimiento. Los cánones superficiales se computarán basándose en el total de la superficie retenida al principio de cada año.

En la presente cláusula, la regalía a pagar por LA EMPRESA se ex cesa como un porcentaje de la Producción Bruta Negociable según se define en la Cláusula Segunda del presente Contrato .

6.

LA EMPRESA se obliga a presentar anualmente al Ministerio de Comercio e Industrias los informes que se detallan a continuación, y dicha dirección se encargará de informar a otras institución es gubernamentales y, según convenga, proporcionar la información del caso:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 228

a)

Informe de operaciones, el cual formará parte del informe anual, a ¡ renos que, previo aviso a LA EMPRESA con un mínimo de sesenta (60) días de antelación, el Ministerio de Comercio e Industrias requiera que sea entregado en otra forma. Dicho informe deberá contener información relativa a los minerales extraídos, transportados y beneficiados precios aplicables, el número y tipo de operaciones mineras llevadas a cabo durante el período cubierto por el informe y el éxito obtenido en estas operaciones; los procedimientos que se hayan aplicado a las operaciones mineras de acuerdo con las buenas normas de operación, los registros de sondeos, las muestras, los datos topográficos, geológicos y mineralógicos obtenidos, la ubicación de las perforaciones y de los lugares estudiados, mapas, planos y cortes geológicos y toda la demás información técnica adicional importante obtenida en el proceso de las operaciones y los datos que no se hayan sometido previamente, indicándose el se flan obtenido minerales en cantidades comerciales, y si éste es el caso, un estimado de la fecha en que se Iniciará la extracción y la magnitud de las operaciones planeadas.

b) Informe sobre empleo y adiestramiento, que formará parte del informe anual, a menos que EL ESTADO requiera que tea entregado en otra forma. Este informe consistirá en una declaración que cubra el año fiscal anterior en cuanto al empleo de panameños y extranjeros y al desenvolvimiento de los programas de adiestramiento.

Todo informe contendrá una declaración jurada de lA EMPRESA o de la persona autorizada para actuar en su nombre.

7.

LA EMPRESA permitirá a EL ESTADO el examen de los informe s técnicos relacionados con EL PROYECTO y la inspeecit5n rutina ría de todas las instalaciones de dicho Proyecto durante días y horas laborables, entendiéndose que EL ESTAPO asume todo gasto y riesgo que las citadas inspecciones le puedan ocasionar.

8.

LA EMPRESA permitirá a EL ESTADO el acceso y la utilisaci6t7 da las facilidades portuarias y las instalaciones complementarias, que LA EMPRESA establezca con sujeción a las disposiciones de la Cláusula Tercera, literal A, numerales 13 y 14 del Contrato.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 229

9.

Antes de que se inicien las actividades de extracc 6r:, LR EMPRESA creará y participará en la administraci6n de un fondo de becas por un monto total de DOSCIENTOS CINCUENTA MIL DOLARES de los Estados Unidos de América (US$250, 000. 00) que será empleado para sufragar estudios y cursos de adiestramiento o formaci6n profesional de habitantes de las comunidades aledañas a EL PROYECTO, ubicadas en las Provincias de Coclé y Col6n. Dichos habitantes serán seleccionados por un comité integrado por representantes de las comunidades y de LA EMPRESA.

10.

LA EMPRESA se obliga a dar el debido mantenimiento a todas las obras de minería e infraestructura y de servicios del PROYECTO, siempre ajustándose a las normas y reglamentos vigentes de aplicaci6n general en materia de seguridad ocupacional, sanidad y construcci6n. De igual forma, LA EMPRESA podrá abandonar EL PROYECTO, parcialmente o en su totalidad, cuando lo estime necesario, siempre que cumpla con todas las obligaciones estipuladas en el presente Contrato.

CLÁUSULA CUARTA
Arcas de Proyecto e Inversi6n Inicial

1.

Bajo los términos del presente Contrato, LA EMPRESA, sus Afiliadas, contratistas sub-contratistas podrán en todo momento rea' izar trabajos y estudios de evaluaci6n, factibilidad y exploraci6n minera en todo o en parte del Área de la Concesi6n, con miras a la explotaci6n comercial de EL PROYECTO o cualquier AREA DE PROYECTO.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 230

2.

LA EMPRESA y sus Afiliadas tendrán la opci6n de devolver al ESTADO cualquier parte, secci6n o porci6n del Área de La Concesi6n ajustándose de ser procedente, a lo estipulado en la Cláusula Séptima de este Contrato sobre la Protecci6n del Medio Ambiente. Además, LA EMPRESA podrá realizar una evaluación de mineralización del Área de la Concesión, y definir una o más 'Área(s) de Proyecto". Una vez definida un Área de Proyecto, LA EMPRESA iniciará un estudio de factibilidad ('Estudio de Factibilidad') en dicha Área de Proyecto, el cual deberá ser presentado al Ministerio de Comercio e Industrias. LA EMPRESA podrá dividir el Área de la Concesión en un número plural de zonas de desarrollo que estime conveniente y podrá designar una o más de tales zonas como Área de Proyecto, entendiéndose que las mismas podrán tener cualquier forma o configuración. De cualquier forma, LA EMPRESA deberá presentar ante el Ministerio de Comercio e Industrias un estudio de tactibilidad referente a alguna de las Áreas de la Concesión definida como Área de Proyecto, a más tardar dentro de los 18 meses siguientes a la fecha de promulgación de la Ley por medio de la cual se apruebe el presente Contrato, y dicho estudio deberá cumplir con los requisitos establecidos en el Anexo II que forma parte integral del presente Contrato.

3.

Dentro de un período de no más de sesenta (60) meses luego de la entrada en vigencia del presente Contrato, LA EMPRESA invertirá en exploración, infraestructura, carreteras y un estudio de factibilidad no menos de DIEZ MILLONES DE DOLARES de los Estados Unidos de América (US$1 0, 000, 000. 00).

CLAUSULA QUINTA
Duración del Contrato

Form 20-F for Fiscal Period Ended 2009 May 31	Page 231

Este Contrato tendrá una duración de veinte (20) años contados a partir de la entrada en vigencia de la presente ley que lo aprueba. Si LA EMPRESA ha cumplido sustancial y razonablemente con las obligaciones que contrae por virtud del presente Contrato, y si no se ha producido su terminación por mutuo acuerdo antes de que Haya transcurrido dicho lapso, LA EMPRESA solicitará y obtendrá hasta dos (2) prórrogas consecutivas del Contrato, entendiéndose que cada una de dichas prórrogas tendrá una duración de veinte (20) años. Queda entendido que en atención a solicitud presentada ante el Ministerio de Comercio e Industrias dentro de los ciento veinte (120) días anteriores a los veinte días posteriores al término de cada período de veinte (20) años, el citado Ministerio de Comercio e Industrias otorgará cada una de las respectivas prórrogas de que trata la presente Cláusula, entendiéndose otorgadas dichas prórrogas si el Ministerio de Comercio e Industrias no se pronuncia respecto a la misma dentro de un período de sesenta (60) días luego de presentada la citada solicitud ante el Ministerio de Comercio e Industrias

Al finalizar el presente Contrato, incluyendo sus prórrogas, LA EMPRESA, podrá dejar en sus propiedades o remover de ellas libremente, pero con la debida observancia de este Contrato y de las disposiciones legales y reglamentarias de la República de Panamá que le sean aplicables en materia de demolición, urbanismo y sanidad, todos los artículos de su propiedad, las instalaciones, mejoras, accesorios, anexos, equipos y toda otra propiedad de cualquier naturaleza, sea propiedad mueble o conectada total o parcialmente a la propiedad inmueble de LA EMPRESA, sin que LA EMPRESA tenga que hacer pago alguno a EL ESTADO por razón de tal retiro oo remoción. Sim embargo, de darse tal supuesto, todos los muelles, rellenos, obras e instalaciones marítimas o terrestres construidas por LA EMPRESA sobre tierras u otros bienes de propiedad de EL ESTADO, pasarán a ser propiedad de EL ESTADO. Sin cosot alguno para este.

CLÁUSULA SEXTA

Compromiso de Desarrollo e Inversión

Form 20-F for Fiscal Period Ended 2009 May 31	Page 232

Para que LA EMPRESA mantenga los beneficios fiscales que EL ESTADO le otorga mediante el presente Contrato, y como consideraci6n por parte de LA EMPRESA para que EL ESTADO celebre el presente Contrato, LA EMPRE SA se compromete a lo siguiente:

1.

LA EMPRESA, sus AFILIADAS, Contratistas o Subcontratistas llevaran a cabo un ESTUDIO DE FACTIBILIDAD para el desarrollo de la mina de cobre en el AREA DE LA CONCESION y para el procesamiento de la mena a concentrado. El costo de dicho ESTUDIO DE FACTIBILIDAD no será inferior a SIETE MILLONES DE DOLARES de los Estados Unidos de América (US$7,000,000.00), incluyendo as sumas que se hayan invertido en dicho estudio con anterioridad a la fecha de este Contrato. La preparaci6n de dicho ESTUDXO DE FACTIBILIDAD se ajustará a los parámetros establecidos en el Anexo II de este Contrato. LA EMPRESA se obliga a entregar una copia del ESTUDIO DE FACTIBILIDAD al Ministerio de Comercio e Industrias dentro de los 18 meses siguiente:: a la fecha de promulgaci6n de la ley por medio de la cual se apruebe el presente Contrato. LA EMPRESA igualmente entregará a dicho Ministerio una declaraci6n jurada en la que se detallen las sumas invertidas en la preparaci6n de dicho ESTUDIO DE FACTIBILIDAD.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 233

2.

Durante los tres años posteriores a la fecha de entrega del ESTUDIO DE FACTIBILIDAD de que trata el numeral anterior al Ministerio de Comercio e Industrias, LA EMPRESA deberá iniciar el desarrollo de la mina de cobre y la construcci6n de la infraestructura necesaria para la operaci6n de dicha mina de conformidad con el programa contemplado en el Anexo III del presente Contrato. No obstante lo anterior, LA EMPRESA podrá aplazar el inicio del desarrollo de la mina y de la construcci6n de la infraestructura correspondiente y por consiguiente el periodo de tiempo equivalente a los meses que transcurran desde la fecha de entrega del mencionado ESTUDIO DE FA CTIBILIDAD durante los cuales el precio promedio de la libra de cobre refinado según las cotizaciones de la Bolsa de Metales de Londres sea inferior a la suma que resulte de sumar (a) el precio del cobre utilizado en el citado ESTUDIO DE FACTIBILIDAD que arroja una tasa de retorno que permita conseguir el financiamiento necesario en los mercados de capitales internacionales más (b) un cinco por ciento (5%) de éste. PARÁGRAFO: El aplazamiento por razones de bajo precio del cual trata el ordinal 2 de esta Cláusula no podrá extenderse más allá de cinco (5) años contados desde el vencimiento del plazo inicial de tres (3) años de que trata dicho ordinal, sin que la Empresa le comunique a EL ESTADO su decisión de proceder a realizar la inversión correspondiente al desarrollo y construcción de la mencionada infraestructura y dé inicio a dichos trabajos. De extenderse el aplazamiento más allá de dichos cinco (5) años, quedará resuelto el presente Contrato y vencida la Concesión. Durante el período de aplazamiento, LA EMPRESA podrá formula propuestas para el desarrollo de EL PROYECTO en términos y condiciones distintos a los pactados en el presente Contrato y EL ESTADO conviene en considerar de buena fe dichas propuestas. No obstante, por los (2) años subsiguientes al vencimiento de dicho plazo de cinco (5) años, LA EMPRESA gozará de primera opción para el desarrollo de EL PROYECTO en caso de que EL ESTADO reciba de algún tercero (el Tercero Ofebente) u na oferta (la Oferta) para ta propósito.

Si el ESTADO recibe alguna Oferta que pretenda aceptar, deberá comunicársela y dar traslado de la misma por escrito a LA EMPRESA, la cual dispondrá de noventa (90) días contados a partir de la fecha de recibo de dicha comunicación para ejercer su primera opción de llevar a cabo el desarrollo de EL PROYECTO, en términos al menos igual de ventajosos para EL ESTADO a los propuestos en dicha Oferta. Si LA EMPRESA le comunica a EL ESTADO su decisión de no ejercer dicha primera opción o deja de ejercer la misma contados los noventa (90) días de la comunicación y traslado antes señalados, EL ESTADO podrá negociar el o los contratos de concesión con el respectivo Tercero Oferente, siempre que los mismos no reflejen un conjunto de derechos y obligaciones más ventajosos para el Tercero Oferente que los contenidos en la respectiva Oferta. Este procedimiento de primera opción se aplicará a cualquier Oferta formulada por un Tercero Oferente durante el mencionado período de dos años respecto de la cual LA EMPRESA no haya negado o dejado de ejercer su primera opción.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 234

3.

Antes del inicio de la producción comercial de cobre, LA EMPRESA conjuntamente con sus Afiliadas, contratistas y subcontratistas cumplirán los siguientes compromisos:

(a)

Invertir no menos de CUATROCIENTOS MILLONES DE DOLARES de los Estados Unidos de América (US$400,000,000.00) en el desarrollo y construcción de la mina e infraestructura de modo consecuente con lo previsto en el Estudio de Factibilidad mencionado en el numeral 1 de esta Cláusula a en cualquier otro Estudio de Factibilidad que se realice con posterioridad o modificaciones a los mismos, que apruebe LA EMPRESA, siempre que se hayan entregado copias de dichos estudios o modificaciones al Ministerio de Comercio e Industrias.

(b)

Contratar no menos de 700 trabajadores panameños para el desarrollo y construcción de la mina, utilizando preferiblemente la grano de obra proveniente del Municipio o los Municipios d o nd e se encuentre ubicada el Área de la Concesión.

4.

Una vez que se alcance la producción sostenida de concentrado de cobre en el Área de la Concesión a las tasas proyectadas en el Estudio de Factibilidad, LA EMPRESA, sus Afiliadas, contratistas y subcontratistas contratarán para la operaci6n de EL PROYECTO a no menos de 300 trabajadores panameños permanentes, quedando entendido que el número total de dichos trabajadores podrá variar como resultado de los cambios en las condiciones de mercado y la innovaciones tecnol6gicas.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 235

5.

Para efectos de 1n dispuesto en el numeral 2 de esta Cláusula, el precio promedio ajustado del cobre refinado en la Bolsa de Metales de Londres para un mes determinado será igual al promedio de los precios de cierre para una libra de cobre refinado el! cada día de dicho mes durante el cual la Bolsa esté abierta para el ejercicio de las actividades mercantiles, derivado de las cotizaciones publicadas por dicha Bolsa.

6.

En adici6n a cualesquiera demoras que ocurran en el desarrollo de la mina, permitidas por la Cláusula Vigésima del presente Contrato, LA EMPRESA, en consulta con el Ministerio de Comercio e Industrias, podrá aplazar el inicio de dicho desarrollo o la terminaci6n del mismo durante los períodos de inestabilidad econ6mica comprobada en el país o a nivel internacional que ocasionen aumentos imprevistos en los costos de los materiales, suministros o mano de obra por encima de los comtemplados en el Estudio de Factibillidad referido en el numeral primero de esta Cláusula, o cuando dichos períodos de comprobada inestabilidad impidan la obtenci6n de financiamiento para EL PROYECTO en los mercados financieros internacionales bajo términos y condiciones haBITUALES. LA EMPRESA nitificará inmediatamente al Ministerio de Comercio e Industrias en caso de que cualquiera de estos eventos ocurra y consultará con dicho Ministerio mientras dure el respectivo período de inestabilidad con el objeto de detrminar si las condiciones han cambiado o si se hace necesaria una modificaci6n al Estudio de Factibilidad a fin de poder inicial el desarrollo de la misma o la reanudaci6n de dicho desarrollo.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 236

CLAUSULA SEPTIMA
Protecci6n de.¡ Medio Ambiente

LA EMPRESA se obliga a realizar sus actividades manteniendo en todo momento una protecci6n apropiada del medio ambiente del Área de la Concesi6n, cumpliendo con las disposiciones legales y reglamentarias de aplicaci6n general que estén vigentes en la República de Panamá.

LA EMPRESA responderá por los daños que por su culpa, dolo o negligencia se ocasionen al medio ambiente por raz6n de sus operaciones, y con este fin LA EMPRESA constituirá una fianza a favor de EL ESTADO por la suma de TRES MILLONES DE DOLARES de los Estados Unidos de América (US$3,000,000.00), mediante efectivo, cheque certificado, p6liza de compañía de seguros, carta de promesa de pago de una instituci6n financiera, carta de crédito emitida por un banco local, garantías bancarias, o mediante cualquier o tro medio permitido por las leyes en vigencia. Dicha fianza se constituirá al inicio de la construcci6n de la mina, y la totalidad de la misma o la porci6n no reclamada por EL ESTADO será cancelada o devuelta a LA EMPRESA, según sea el caso, a más tardar al año luego de la terminaci6n del presente Contrato. La misma deberá emitirse a favor del Ministerio de Comercio e Industrias y de la Contraloría General de la República de Panamá. El monto de la fianza no significa límite de responsabilidad para LA EMPRESA.

En adici6n a las obligaciones de restauraci6n contempladas en el C6digo de Recursos Minerales, LA EMPRESA se compromete a financiar un Programa de Reforestaci6n para aquellas áreas de la concesi6n en las cuales LA EMPRESA haya causado algún tipo de deforestaci6n, sujeto al grado de deterioro que se haya causado a la naturaleza. El programa se llevará a cabo utilizando especies de árboles nativos en la zona cercana al Área de la Concesi6n en consulta con las autoridades respectivas, y con posibilidades de que se puedan plantar especies de mayor conveniencia para la población y el medio ambiente.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 237

CLAUSULA OCTAVA
Contratación de Experta

LA EMPRESA, sus Afiliadas, contratistas y subcontratistas darán preferencia a la contratación de mano de obra nacional. Sin embargo, podrán contratar personal extranjero siempre que el número total de extranjeros contratados no exceda el veinticinco por ciento (25%) de la totalidad de la fuerza laboral de EL PROYECTO.

No obstante lo anterior, desde la entrada en vigencia del presente Contrata y durante los prime os cinco (5) años contados a partir del de las obras de construcción a que se refiere este Contrato, se permitirá un porcentaje mayor de especialistas, técnicos o trabajadores extranjeros con experiencia en el ramo de la minería en atención a los requerimientos de LA EMPRESA, sus Afiliadas, contratistas o subcontratistas, a los que EL ESTADO otorgará los permisos de trabajo, las licencias y las visas que necesiten para tal efecto.

LA EMPRESA se compromete a cumplir con la transferencia de tecnología al personal panameño en caso de contratación de extranjeros.

Para los efectos de la aplicación de los porcentajes antedichos, se considerará la totalidad de la fuerza laboral de EL PROYECTO, que comprenderá los trabajadores contratados por LA EMPRESA, sus Afiliadas, contratistas y subcontratistas.

CLAUSULA NOVENA
Cesión de Contrato

Form 20-F for Fiscal Period Ended 2009 May 31	Page 238

LA EMPRESA podrá ceder o traspasar total o parcialmente este Contrato sin alterar ninguno de sus términos ni condiciones, al igual que la totalidad o parte del Área de la Concesi6n, siempre que la cesionaria cuente con la capacidad técnica y financiera, pudiendo ser una sociedad panameña o una sociedad extranjera debidamente registrada y facultada para realizar negocios en la República de Panamá_ Dicha cesi6n concederá al cesionario todos los derechos y obligaciones que mediante el presente Contrato asume LA EMPRESA.

Cuando la cesi6n o traspaso a que hace referencia esta Cláusula sea a favor de urja Afiliada de LA EMPRESA, el único requisito con que LA EMPRESA deberá cumplir para efectuar dicha cesi6n o traspaso será el de comunicarlo por escrito al Ministerio de Comercio e Industrias con quince (15) días de anticipaci6n. Una vez realizada dicha notificaci6n, la cesi6n o traspaso será efectiva y el Ministerio de Comercio e Industrias deberá emitir una certificaci6n mediante la cual conste dicha cesi6n o traspaso dentro de los treinta (30) días siguientes.

Cuando la cesi6n o traspaso haya de hacerse a favor de terceros que no sean Afiliadas de LA EMPRESA, se requerirá la autorizaci6n previa del Ministerio de Comercio e Industrias, excepto en los anos a que se refiere el último párrafo de la presente Cláusula. En casos de cesi6n o traspaso a terceros, LA EMPRESA notificará dicho hecho al Ministerio de Comercio e Industrias el cijr1 deberá pronunciarse dentro de los treinta (30) días siguientes a la fecha de la respectiva notificaci6n. Si transcurrido dicho período de treinta (30) días, el Ministerio de Comercio e Industrias no se ha pronunciado con relaci6n a la cesi6n o traspaso respectivo, se entenderá que no existe objeci6n a dicha cesi6n o traspaso y que la misma ha sido aprobada, entendiéndose que el Ministerio de Comercio e Industrias certificará dicho traspaso o cesi6n.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 239

En caso de sesi6n total o parcial del presente Contrato, el cesionario asumirá todos los derechos y obligaciones que se deriven del mismo, entendiéndose que LA EMPRESA quedará libre de toda obligación dimanante de hechos o actos que se den con fecha posterior a la cesión con respecto a lo cesionado, en caso de cesión o traspaso parcial el Cesionario asumirá la proporción que corresponde de los derechos y obligaciones contrayentes en que se estipule en el respectivo acuerdo de cesión o traspaso.

La cesión o traspaso, ya sea total o parcial, no generalizar a favor de del ESTADO ningún tipo de impuesto, derecho, contribución, tasa o gravamen.

Queda entendido que las concesión mineras amparadas bajo el presente Contrato pueden ser gravadas total o parcialmente, previa notificación al Ministerio de Comercio e Industrias, siempre y cuando el acreedor sea una institución financiera de solidez reconocida y comprobada. Además, no obstante lo anterior, el acreedor hipotecario podrá asumir total o parcialmente la concesión gravada y podrá a su vez traspasarla o cederla a un tercero, siempre que dicho tercero sea una sociedad Panameña o extranjera debidamente registrada en la República de Panamá directamente o a través de una subsidiaria con reconocida capacidad técnica y financiera, con un valor patrimonial neto consolidado para sus accionistas que no será inferior a TRESCIENTOS MILLONES DE DOLARES de los Estados Unidos de América (US$300, 000, 00), incluyendo sus Afiliadas. Bastará la previa notificación al Ministerio de Comercio e Industrias para que dicho traspaso o cesión sea efectiva.

CL AUSULA DÉCIMA
Energía

Form 20-F for Fiscal Period Ended 2009 May 31	Page 240

LA EMPRESA, directamente o a través de terceros, podrá generar energía eléctrica rara su uso, y con este fin podrá construir y operar instalaciones hidroeléctricas y plantas térmicas, así como otros medios de generaci6n de energía tanto dentro como fuera del Área de la Concesi6n, según lo que LA EMPRESA considere necesario para el desarrollo de las actividades que el presente Contrato contempla. Queda entendido que LA EMPRESA podrá vender y comercializar cualquier excedente de energía eléctrica, siempre y cuando cumpla con las normas y disposiciones vigentes.

CLAUSULA DECIMA PRIMERA

 Obligaciones de EL ESTADO

EL ESTADO tendrá las siguientes obligaciones:

A.

Conceder y procurar a LA EMPRESA el uso pleno, ininterrumpido y pacífico del Área de la Concesi6n, la cual se define y describe en la Cláusula Segunda y el Anexo I, que forma parte integral de. presente Contrato.

B.

De ser requeridos por LA EMPRESA, suministrar dentro o fuera del Área de la Concesi6n los servicios de bomberos, policía, aduana, migraci6n, sanidad y cualquier otro servicio público que no preste EL ESTADO. Queda entendido que el costo adicional de dichos servicios así como el de la infraestructura necesaria para la prestaci6n de los mismas correrán por cuenta de LA EMPRESA. Se entiende que los bienes muebles necesarios para la prestaci6n de estos servicios, cuyo coste corra por cuenta de LA EMPRESA, serán propiedad de LA EMPRESA.

C. Otorgar a LA EMPRESA las licencias o permisos, aprobaciones y autorizaciones que requiera EL ESTADO o cualquiera de sus dependencias, instituciones aut6nomas o semiaut6nomas y subdivisiones políticas, en relaci6n con las actividades que desarrolle LA EMPRESA de conformidad con el presente Contrato, quedando entendido que tales licencias, autorizaciones y aprobaciones le serán concedidas a las tarifas vigentes de aplicación general  previo cumplimiento de los requisitos correspondientes establecidos por la ley.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 241

CLAUSURA DECIMA SEGUNDA

Exenciones Fiscales

EL ESTADO le otorga a LA EMPRESA, y a sus Afiliadas (y, en los casos expresamente mencionados, a sus contratistas y subcontratistas), las siguientes exenciones fiscales durante toda la vigencia del presente Contrato.

A.

Exoneración para LA EMPRESA, sus Afiliadas, contratistas y subcontratistas de todo derecho o impuesto de importación, contribución, cargo, derecho consular, gravamen, tasa u otro impuesto o contribución, o de cualquier denominación o clase que recaigan sobre la introducción e importación de equipos, maquinarias, materiales, repuestos, diesel y Bunker C y otros derivados del petróleo quedando entendido que se causará, no obstante, cuando sea aplicable, la tarifa de protección comtemplada en al Cláusula Vigésima Segunda del Contrato No. 35 del 15 de septiembre de 1992, aprobado mediante la Ley No. 31 del 31 de diciembre de 1992, la cual fue instrumentada mediante el Decreto de Gabinete No. 38 del 9 de septiembre de 1992; materias primas, lubricantes, vehículos de trabajo necesarios utilizados en el desarrollo eficiente y económico de las operaciones amparadas en el presente contrato, naves aeronaves, artefactos, partes y accesorios exclusivamente destinados a la construcción, desarrollo, operación, mantenimiento, infraestructura y actividades de EL PROYECTO. Queda entendido por las partes que los bienes exonerados conforme a este numeral deberán ser utilizados únicamaente en el desarrollo de EL PROYECTO. Dichos bienes no podrán ser vndidos ni traspasados sin autorización previa por escrito de EL ESTADO, sino cuando hayan transcurrido un mínimo de dos (2) años desde la fecha de su compra y siempre con sujeci6n al pago del impuesto respectivo, el cual será calculado en base al valor del hiera al momento de la venta o traspaso. Queda entendido, no obstante, que se podrá realizar el traspaso de estos bienes cualquier Afiliada de LA EMPRESA o a cualquier otra persona natural o jurídica (pie goce del beneficio de exenci6n del impuesto de introducci6n de que goza LA EMPRESA, cumpliendo con las disposiciones legales vigentes.

Para efectos de acogerse a las exoneraciones del Impuesto de Importaci6n de que trata el literal A de la presente Cláusula, LA EMPRESA, sus Afiliadas, contratistas o subcontratistas, notificarán a la Direcci6n General de Recursos Minerales del Ministerio de Comercio e industrias su intenci6n de introducir los bienes o productos exonerados, y dicha Direcci6n expedirá, dentro de un período máximo de treinta (30) días luego de recibida la notificaci6n, una certificaci6n mediante la cual conste que el solicitante está amparado por la respectiva exoneraci6n. Dicha certificaci6n será aceptada por la Direcci6n General de Aduanas del Ministerio de Hacienda y Tesoro, la cual dará trámite expedito a la introducci6n o importaci6n correspondiente debidamente exonerada.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 242

B.

Exoneraci6n total para LA EMPRESA, sus Afiliadas, contratistas y subcontratistas del impuesto de transferencia de bienes corporales muebles sobre minerales, equipos, maquinaria, materiales, partes, accesorios, materias primas, grúas, vehículos de trabajo, naves, aeronaves, artefactos, diesel y lubricantes y otros derivados del petr6leo, carga y contenedores, destinarlos parra la operaci6n, construcci6n o mantenimiento de EL PROYECTO, así como sobre aquellos que sean necesarios para el desarrollo de las actividades que lleve a cabo LA EMPRESA o que se lleven a cabo para el beneficio de ésta, en el Área de la Concesi6n de acuerdo con lo establecido en el presente Contrato.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 243

Los bienes exonerados deberán ser utilizados en actividades propias de EL PROYECTO, y no podrán ser vendidos o traspasados sino transcurridos dos (2) años desde la fecha de su compra, y siempre con sujeci6n al pago del impuesto respectivo que se calculará en base al valor del bien al momento de su venta o traspaso.

Queda entendido que se podrá realizar el traspaso de estos bienes a una afiliada de LA EMPRESA, según se definen en el presente Contrato, o a cualquier otra persona natural o jurídica que goce del beneficio de exenci6n del impuesto de introducci6n de que goza LA EMPRESA sin ningún tipo de restricciones liras que la notificaci6n previa de dicho traspaso a las autoridades del Ministerio de Comercio e Industrias, y que estos traspasos no estarán sujetos al pago de ningún tipo de impuestos e tasas a favor de EL ESTADO.

C.

Exoneraci6n de impuestos sobre la renta aplicable a remesas o transferencias al extranjero, que se hagan para pagar comisiones, préstamos, regalías, devoluciones, cargos por asesoramiento profesional o de administraci6n realizados fuera del territorio nacional, descuentos, pagos a que se refiere la Cláusula Décima Sexta del Contrato, o por cualquier otro concepto relacionado con las actividades objeto del presente Contrato.

D.

Exoneraci6n del pago de las tarifas de carga de productos

minerales y del muellaje de contenedores, estiba, desestiba, manejo, manipulaci6n de estadía, que puedan ser aplicables dentro de las instalaciones portuarias de LA EMPRESA.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 244

E.

Exoneración de todo impuesto, gravamen o contribución que recaiga sobre las utilidades no distribuidas de LA EMPRESA y sus Afiliadas en cualquier año fiscal.

F.

Exoneración de la obligación de pagar primas y ofertas por los derechos de explotación de minerales en el Área de la Concesión.

CLÁUSULA DECIMA TERCERA
Deducciones Fiscales

1. LA EMPRESA y sus Afiliadas tendrán derecha a incluir como gastos de operación aquellos que sean deducibles según las leyes del Impuesto Sobre la Renta que estén vigentes. Además de los cánones superficiales, regalías, impuestos, y el cargo por depreciación, los siguientes renglones podrán deducirse como gastos de operación.

a)

La deducción anual por concepto de agotamiento de cada uno de los yacimientos minerales conforme a lo contemplado en el literal b del numeral 6 de esta Cláusula;

b)

El costo de las excavaciones, de socavones, calicatas y galerías, excavaciones de tajo abierto, perforación de pozos y demás operaciones afines, que se hayan llevado a cabo sin encontrar minerales en cantidades que ameriten una explotación comercial; y

c) Los gastos por servicios y abastos, así como los demás gastos que se realicen en relación con las investigaciones geológicas preliminares, exploraciones mineras, operaciones preextractivas, y también los gastos que se realicen en relación con las excavaciones de socavones, calicatas y galerías, excavaciones de tajo abierto, perforación de pozos y demás operaciones afines hayan llevado a cabo con miras a las actividades de extracci6n de los minerales.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 245

Los gastos en artículos sobre los cuales se permitan deducciones en concepto de depreciaci6n, o en concepto de amortizaci6n de capital, no podrán ser incluidos como gastos de operaci6n.

2.

Para determinar las pérdidas de operaci6n sufridas en un período fiscal, LA EMPRESA deberá substraer del ingreso bruto atribuible a las operaciones mineras todas las deducciones autorizada_ por el C6digo de Recursos Minerales, este Contrato y otras leyes aplicables, con excepci6n de las pérdidas que se hayan diferido de un período fiscal anterior.

3.

Se considerarán como gastos generales deducibles los impuestos, derechos, tasas, cargos y demás contribuciones y las sumas pagadas a EL ESTADO, así como los gastos que sean inherentes ,, que se realicen en relaci6n con la educaci6n y adiestramiento de ciudadanos panameños de conformidad con este Contrato, De igual manera se considerarán como gastos generales deducibles los impuestos municipales pagaderos por LA EMPRESA a les municipios de EL ESTADO, en la medida que estos no hayan sido acreditados contra el impuesto sobre la renta a payar por LA EMPRESA, conforme a lo dispuesto en el literal (L) del numeral (I) de la Cláusula Décima Cuarta del presente Contrato.

4. LA EMPRESA establecerá cuentas de depreciaci6n para los bienes depreciables que adquiera durante la vigencia del presente Contrato, Lis cuales se segregarán conforme a las siguientes categorías de bienes:

CATEGORIA A: Edificios y otras mejoras permanentes edificados sobre terrenos, áreas de -estacionamiento, rieles ferroviarios, túneles, represas, puentes y carreteras, repositorios dedesechos instalaciones portuarias, instalaciones de aeropuertos y pistas de aterrizaje;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 246

CATEGORIA B: Otros activos fjos, incluyendo maquinaría y equipo ubicado en algún inmueble para su mejor uso y otros bienes inmuebles por destinaci6n (excluyendo equipo m6vil, naves y barcazas), elevadores, sistemas eléctricos y de plomería, estructuradas e instalaciones fjas para la generaci6n y transmisi6n de energía eléctrica.

CATEGORÍA C: Equipo m6vil, naves y barcazas, y equipo de minería de cualquier tipo o clase, incluyendo pero sin limitarse a tractores, buses, locomotoras y vagones, aeronaves, facilidades de carga y descarga, equipo para el transporte de carga, cualquier otro tipo de equipo y maquinaria m6vil no incluido dentro de la Categoría D que sigue, sistemas telef6nicos y de comunicaci6n en general;

CATECORIA D: Equipo de laboratorio, equipo de perforaci6n, bienes utilizados para el ensayo o muestreo y otras de naturaleza tecnol6gica, incluyendo equipo de computaci6n, accesorios y programas;

CATEGORIA E: Otros bienes de capital que no resulten incluidos dentro de ninguna de las categorías que anteceden.

El costo de cada activo depreciable que LA EMPRESA adquiera, respecto del cual LA EMPRESA hará uso del beneficio de la depreciaci6n, será adicionado a la cuanta correspondiente a la Categoría a la que pertenezca y, para cada año fiscal, al calcular el respectivo ingreso gravable LA EMPRESA podrá tomar la depreciaci6n por sumas iguales a los porcentajes que a continuaci6n se enumeran aplicados sobre el acumulado del (a) costo original de los activos ya incluidos en las Categorías respectivas al inicio del correspondiente año fiscal, y (b) el cincuenta por ciento (50%) del costo de los bienes añadidos a dichas Categorías durante el referido año fiscal:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 247

Categoría A: 7%

Categoría B: 15%

Categoría C: 25%

Categoría D: 33%

Categoría E: 20%

Sin embargo, se entiende que con relaci6n a cualesquiera de dichas Categorías, no se podrán deducir en concepto de depreciaci6n sumas mayores al excedente que resulte de restar del acumulado del costo de adquisici6n original de los activos incluidos en la respectiva Categoría, el monto total de la depreciaci6n previamente deducida sobre dicho costo de adquisici6n.

En cualquier año fiscal en que el monto máximo de deducci6n por depreciaci6n permisible en cuanto a activos de cualquier Categoría no sea utilizado para la determinaci6n de la renta neta gravable correspondiente a dicho año fiscal, el saldo no utilizado podrá ser diferido indefinidamente para su deducci6n, total o parcial, en cualquier año fiscal futuro, conjuntamente con cualquier otro monto deducible en dicho futuro año fiscal, quedando entendido, no obstante, que la deducci6n por depreciaci6n en un determinado año fiscal, en cuanto a activos de cualquier Categoría, no excederá el cincuenta por ciento (50%) del acumulado del costo de adquisici6n de los activos incluidos en la Categoría respectiva al final del respectivo año fiscal, y quedará también limitada conforme a lo previsto en el párrafo inmediatamente anterior de este numeral 4.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 248

5.

Las pérdidas sufridas en las operaciones de LA EMPRESA de acuerdo con los cómputos del impuesto sobre la renta del año en curso y de años anteriores podrán diferirse a los períodos fiscales siguientes mientras no hayan sido deducidas, pero no podrán diferirse por más de cinco (5) años contados a partir del período fiscal durante el cual se originaron. Una vez transcurridos estos cinco (5) años, esas pérdidas no se podrán deducir ni Causarán devolución alguna por parte del Tesoro Nacional.

6.

Entre otras deducciones permitidas por el Código de Recursos Minerales a la fecha en que entre en vigencia el presente Contrato, LA EMPRESA podrá realizar las deducciones que a continuación se describen:

a.

Los gastos que se comprueben como debidamente incurridos durante un período fiscal en exploraciones mineras relacionadas con la concesión podrán deducirse de los cánones superficiales pagaderos a la Nación por ese período fiscal hasta un máximo del setenta y cinco por ciento (75¢) del monto total de dichos cánones superficiales. Cuando estos hayan sido pagados con anterioridad a la autorización de la deducción, LA EMPRESA podrá acreditar las sumas ya pagadas al pago de cánones superficiales pagaderos en el período fiscal siguiente. No se harán devoluciones en efectivo por dicho concepto.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 249

b.

En la explotación de minas, canteras y demás recursos naturales no renovables, LA EMPRESA podrá incluir como gastos de operación para efectos del cálculo de la renta neta gravable de cada año fiscal, deducciones por agotamiento en función de las unidades producidas o extraídas. A tal fin, se calculará el contenido probable de tales yacimientos al primer día del año fiscal y se sumará a las unidades producidas en dicho año. La relación de la suma anterior y las unidades producidas en el año, produce la tasa de amortización para ese año, la cual se aplicará porcentualmente sobre el valor del activo, para obtener la deducción por agotamiento. Esta misma operación se hará en los años siguientes hasta el agotamiento completo del yacimiento mineral.

Para efectos de este literal, el párrafo anterior se aplicará segiun la siguiente fórmula:

DA= Deducción de Agotamiento

TA= Porcentaje de Agotamiento

RMi= Reservas Minerales al Inicio del Período

UP= Unidades Extraídas o Producidas durante el Período RA= Reservas o Unidades Adicionales durante el Período

RMf= Reservas Minerales al Final del Año

VA= Valor del Activo

Pf= Precio Promedio de las declaraciones trimestrales de regalías PR= Porcentaje de Recuperación

TM= Toneladas Métricas

LEY- Cantidad de metal contenido en una roca o mena.

FORMULA A SEGUIR

PASO 1

TA0 RMI + UP + RA

UP

PASO 2

RMF= RMI-UP + RA

PASO 3:

VA= (RMF-UP + RA) x PR

PASO 4:

DA= TA x VA

Form 20-F for Fiscal Period Ended 2009 May 31	Page 250

El valor del contenido probable de los yacimientos y de las nuevas reservas probadas a que se refiere este Literal, será certificado por la Direcci6n General de Recursos Minerales del Ministerio de Comercio e Industrias.

La deducci6n por amortizaci6n minera no podrá exceder el cincuenta por ciento (50%) de los ingresos netos de LA EMPRESA, después de deducir del ingreso bruto de extracci6n todos los gastos de operaci6n, con excepci6n de la amortizaci6n minera permitida, entendiéndose que, para efectos del cálculo de los ingresos netos de que trata este párrafo, dichos gastos de operaci6n no incluyen los intereses a pagar por LA EMPRESA ni la depreciaci6n de activos correspondientes al respectivo período fiscal. Esta limitaci6n se aplicará por separado a cada lugar o dep6sito en el cual se extraiga el mineral o conjuntamente a todos los yacimientos que sean explotados por LA EMPRESA en el mismo molino o trituradora, según LA EMPRESA lo estime conveniente, y el ingreso bruto de extracci6n y los gastos de operaciones se asignarán a cada lugar o conjuntamente, según sea el caso, de acuerdo con las normas de contabilidad financiera generalmente aceptadas.

c.

La deducci6n por amortizaci6n minera se calculará independientemente para cada uno de los lugares donde se extraiga el mineral y de aumento con la clase de mineral.

LA EMPRESA deberá preparar y presentar junto con la declaraci6n jurada de impuesto sobre la renta para cada período fiscal, un cuadro en el que se resuman los c6mputos hechos para la deducci6n de amortizaci6n minera para cada uno de los lugares mencionados.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 251

CLAUSULA DÉCIMA CUARTA
Contribuciones a favor de EL ESTADO

I.

Sin perjuicio de las exoneraciones y beneficios que EL ESTADO otorga a LA EMPRESA y sus Afiliadas conforme a lo expresado en este Contrato, LA EMPRESA y sus Afiliadas pagarán al ESTADO los siguientes impuestos, derechos, tasas o gravámenes, contribuciones, cargos o imposiciones:

A.

El impuesto sobre la Renta respecto de las utilidades que obtenga LA EMPRESA, sujeto a lo dispuesto por este Contrato;

B.

Los siguientes .impuestos, derechos y tasas de inscripci6n:

(1)

Un cincuenta por ciento (500) de los impuestos, derechos o tasas que se causen por la inscripci6n de los títulos de propiedad q u e LA EMPRESA o sus Afiliadas constituyan sobre sus bienes o derechos;

(2)

Un cincuenta por ciento (50:) de los impuestos, derechos o tasas que se causen por la Inscripci6n de los gravámenes que LA EMPRESA o sus Afiliadas constituyan sobre sus bienes o derechos;

(3)

Un cincuenta por ciento (50%) de los impuestos, d e re ch o s o tasas que se causen por la inscripci6n de los contratos de arrendamiento financiero q u e LA EMPRESA o sus Afiliadas suscriban;

(4)

Otros derechos o tasas de inscripci6n en el Registro Público que se causen.

C.

Los derechos notariales;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 252

D.

Un cinco por ciento (54) de impuesto sobre la transferencia de bienes corporales muebles que recaiga sobre la importaci6n o transferencia de bienes corporales muebles según la legislación vigente a la fecha en que entre en vigencia el presente contrato, cuando no se trate de los señalados en los literales A y B de la Cláusula Décima Segunda, los cuales estarán en todo tiempo exentos de impuesto;

E.

Un cincuenta por ciento (50%) del impuesto de timbres que se cause según lo establecido en la legislación vigente;

F.

Los derechos y tasas por el uso de servicios públicos que El EST.2DO o cualquiera de sus subdivisiones o dependencias suministren a LA EMPRESA, y que no sean de aquellos con relación a los cuales LA EMPRESA goce de exoneración conforme a lo dispuesto en el presente Contrato. En todo caso, los derechos o tasas serán pagaderos a las tarifas corrientes de aplicación general;

G.

Las contribuciones y cuotas patronales de la Caja de Seguro Social, las primas por riesgos profesionales y demás contribuciones patronales de naturaleza social basados en la planilla de empleados de LA EMPRESA, las cuales serán pagaderas a las tasas o tarifas corrientes de aplicación general;

H.

El Impuesto de Inmuebles según la legislación y tarifas vigentes de aplicación general, No obstante lo anterior, el Impuesto de Inmueble se pagará hasta un máximo de CIEN MIL DOLARES de los Estados Unidos de América (US$100,000.09) por año, siempre que los inmuebles adquiridos o construidos por LA EMPRESA o sus Afiliadas sean utilizadas para el desarrollo de EL PROYECTO y se encuentren localizados en alguna provincia de la República en que LA EMPRESA o sus Afiliadas hubiesen invertido no menos de DIEZ MILLONES DE DOLARES de los Estados Unidos de América (US$10,000,000.00) en plantas procesadoras de minerales, puertos o instalaciones de transporte Y manejo de carga;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 253

I.

El impuesto sobre Licencias Comerciales o Industriales hasta un máximo de VEINTE MIL DOLARES de los Estados Unidos de Am6rica (US$20, 000. 00) por año;

J.

Los cánones superficiales y las regalías, sujeto a lo dispuesto por la Cláusula Tercera, literal B, acápites 4 y 5 de este Contrato;

K.

Al o los municipios dentro de los cuales se encuentre ubicada el AREA DE LA CONCESIÓN, le(s) corresponderá el quince por ciento (151) de los beneficios que perciba EL ESTADO en concepto de cánones superficiales y regalías que le correspondan pagar a LA EMPRESA según el presente Contrato, suma 6sta cure será pagada directamente por LA EMPRESA al municipio o los municipios que les corresponda. EL ESTADO, a trav6s de sus entidades competentes, verificará el cumplimiento de dicha obligación.

L.

Impuestos Municipales. El total de los Impuestos Municipales 're se paguen a cualesquiera Municipios no excederá la suma de CIEN MIL DOLARES de los Estados Unidos de Am6rica (US$100,000.00) al año. Cualquier suma adicional que LA EMPRESA deba pagar en concepto de Impuestos Municipales, por encima de las cifras antes mencionadas, será deducible por LA EMPRESA como cr6dito fiscal contra el pago d6. su Impuesto Sobre la Renta en dicho año. El monto máximo de la suma a pagar en concepto de Impuestos Municipales será ajustado en proporción a los cambios en el índice de precios al por mayor de las manufacturas totales de la Contraloría General de la República de Panamá durante períodos de dos araos. El primer ajuste se hará a los cinc() años de vigencia del presente Contrato, tomando en cuenta los cambios ocurridos en el índice de precios mencionado durante los dos años inmediatamente anteriores. Posteriormente los ajustes sucesivos se efectuarán al ;inal de cada período de dos años. En caso de que dicho índice no estuviese disponible de manera que nc se ruedan efectuar los ajustes de que trata esta Cláusula, EL ESTADO y LA EMPRESA, de común acuerdo, aplicarán otro índice o método de ajuste;

Form 20-F for Fiscal Period Ended 2009 May 31	Page 254

M. Cualesquiera otros impuestos, derechos, gravámenes, tasas, contribuciones, cargos o imposiciones establecidos o que se establezcan en el futuro distintos de aquellos con relaci6n a los cuales LA EMPRESA goce de exoneraci6n en virtud del presente Contrato y siempre que los mismos sean de aplicaci6n general, y que no sean contrarios a ni excedan los establecidos en el presente Contrato y en la legislaci6n vigente a la fecha en que entre en vigor el presente Contrato. Queda entendido que no se considerarán de aplicaci6n general aquellos impuestos, derechos, gravámenes, tasas, contribuciones, cargos o imposiciones que s6lo se apliquen a una industria específica o a una determinada actividad.

II. Sin perjuicio de in dispuesto anteriormente en la presente Cláusula y en las demás disposiciones del ,presente Contrato y a excepci6n únicamente de los respectivos cánones superficiales y regalías, mientras LA EMPRESA o no laya terminado de repagar la deuda que LA EMPRESA y sus Afiliadas adquieran para la construcci6n y desarrollo del proyecto, LA EMPRESA y sus Afiliadas estarán exentas totalmente del pago de todo tipo de impuesto, derecho, Casa, cargo, gravamen, contribuci6n o tributo que pudiera causarse por cualquier motivo en relaci6n con el desarrollo de EL PROYECTO, con excepci6n de los impuestos municipales.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 255

CLAUSULA DÉCIMA QUINTA
Inversión Directa y en Infraestructura

LA EMPRESA, sus Afiliadas, contratistas y subcontratistas tendrán derecho a la utilización de un crédito fiscal que podrá ser usado para pagar al ESTADO los impuestos, tasas, cargos, contribuciones y derechos establecidos por la ley vigente y este Contrato. Dicho crédito fiscal será igual a las sumas invertidas por LA EMPRESA, sus Afiliadas, contratistas y subcontratistas durante la vigencia de este Contrato en infraestructura atinente a EL PROYECTO de los siguientes tipos o categorías:

A.

Infraestructura y equipos de transporte, incluyendo pero sin limitarse a carreteras, ferrocarriles, puentes, plantas generadoras de energía, líneas de transmisión de energía eléctrica y líneas de transmisión de telecomunicaciones;

B.

Facilidades e instalaciones para el transporte, almacenaje, tratamiento y remoción de aguas, incluyendo canales, diques, acueductos, cañerías, tuberías, represas, tan ques de almacenaje J, embalses;

C.

Instalaciones marítimas, puertos, muelles, dársenas, rompeolas, instalaciones móviles y fijas para la carga y descarga de naves, facilidades para la carga botadura y carga de barcazas;

D.

Viviendas o alojamiento para trabajadores;

E.

Infraestructura de tipo social, incluyendo hospitales y estaciones de primeros auxilios, estructuras para uso social y recreacional de la comunidad, calles, aceras y ornamentación, construidos previa autorización de EL ESTADO.

Parágrafo .1 °: El crédito fiscal por inversión directa se podrá utilizar en varias ejercicios fiscales hasta cubrir el 1001 de la inversión que lo motivó. Parágrafo 2°: rara acogerse al beneficio a que se refiere esta cláusula, la sociedad que haya realizado la inversión presentará una solicitud al Ministerio de Hacienda y Tesoro, a fin de qué esta certifique la inversión en el año fiscal correspondiente.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 256

A dicha solicitud deberán adjuntarse, entre otros, los siguientes documentos:

1. Copia de los contratos de obra, si corresponde, relativos a la inversión de cure ce trate;

2.Comprobantes de Paso de todos los costos y gastos efectuados; 3. Copia de los planos de la obra;

4.Permisos de construcción y ocupación; y

5. Certificación emitida por Contador Público Autorizado en la que se haga constar el monto de la inversión.

Parágrafo 3'. La Dirección General de Ingresos del Ministerio de Hacienda y Tesoro, previo análisis de la documentación que presente la sociedad que ejecutó la inversión e inspección de la obra construida, expedirá, a la mayor brevedad, el crédito fiscal correspondiente.

Parágrafo 4'. No habrá lugar a percibir un crédito con respecto al costo de activos depreciables, a pesar de que formen parte de la infraestructura anteriormente descrita, si LA EMPRESA, sus AFILIADAS, Contratistas o Subcontratistas según sea el caso, han optado por incluir el costo de dichos activos en las cuentas de depreciación establecidas conforme a la Cláusula Décima Tercera de este Contrato.

Parágrafo 5ª. En cualquier año fiscal LA EMPRESA, sus Afiliadas, Contratistas o Subcontratistas podrán utilizar la porción que ella determine del saldo de los créditos por inversiones en infraestructura no utilizados en años anteriores, como un crédito para el pago de aquellos impuestos ,que LA FMPRESA seleccione, quedando entendido que dicho crédito no se aplicará con el fin de reducir las sumas a pagar en concepto de impuestos o regalías en cualquier año a menos de la mitad de 1o que LA EMPRESA estaría obligada a pagar de lo Parágrafo 6'. La Dirección General de Ingresos mantendrá un registro del monto de los créditos fiscales otorgados en virtud de esta Cláusula, así corno de su uso, cesión y los saldos favorables de los mismos.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 257

CLAUSULA DECIMA SEXTA
Impuestos sobre Prestamistas Y Accionistas de LA EMPRESA

Las personas naturales o jurídicas y agencias internacionales, que otorguen o garanticen financiamiento en cualquier forma o modalidad reconocida a LA EMPRESA o sus Afiliadas, contratistas o subcontratistas, para la construcción, operación o desarrollo de EL PROYECTO, o de cualquier parte de este, estarán exentas de cualquier tipo de impuesto, derecho, tasa, cargo, gravamen, contribución, imposición, incluyendo el Impuestos sobre la Renta que se pueda causar por los intereses devengados por dichos préstamos, descuentos, comisiones, u otros cargos financieros pagaderos por razón de los préstamos o garantías, sea cual fuere la fuente de los fondos de dichos préstamos o garantías, sea cual fuere la fase de desarrollo de EL PROYECTO objeto del respectivo crédito o la forma como dichos tributos se carguen o cobren, entendiéndose que LA EMPRESA no estará obligada a realizar ningún tipo de retenciones con relación al citado financiamiento. Dichos créditos tampoco estarán sujeto a lo dispuesto por el Artículo 2 de la Ley 4 de 1935.

CLAUSULA DECIMA SÉPTIMA

Asuntos Monetarios

EL ESTADO le permitirá a LA EMPRESA y a sus Afiliadas mantener sumas en el extranjero en cualquier moneda y efectuar remesas de cualquier naturaleza libremente, incluyendo pero sin limitarse a remesas para repagar adelantos e inversiones, para pagar dividendos, intereses v utilidades provenientes o relacionadas de alguna u otra forma con EL PROYECTO, exentas de todo impuesto y de todo tributo y obligación de retención durante la vigencia de este Contrato. Igualmente, L . EMPRESA y sus Afiliadas podrán mantener cuentas bancarias fuera de La República de Panamá.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 258

CLÁUSULA DECIMA OCTAVA
Registros de las Concesiones, Derechos y Privilegios

EL ESTADO ha extendido y extenderá a favor de LA EMPRESA los documentos adecuados en que consten las concesiones, derechos y privilegios específicos que emanan de este Contrato y de las cesiones o transferencias del mismo, y en todo momento deberá cumplir con los requisitos administrativos y legales, con el fin de que LA EMPRESA pueda desarrollar sus actividades, ejercer sus derechos y gozar de sus privilegios sin que se produzcan interfere ncias ni obstáculos que impidan el pleno goce de los mismos. Únicamente para fines de publicidad, pero sin que ello se entienda como un requisito o formalidad que afecte la vigencia o efectividad de la Concesión, LA EMPRESA podrá inscribir libre de cesto la Conces ión que ampara el presente Contrato en el Registro Minero de la Dirección General de Recursos Minerales.

CLÁUSULA DECIMA NOVENA
Notificaciones

Los avisos y demás comunicaciones que las disposiciones del presente Contrato estimulan deberán hacerse por escrito y ser entregados personalmente en las direcciones que se indican a continuación, según sea el caso, o deberán ser enviados a la dirección que la parte correspondiente indique a la otra mediante aviso por escrito, con confirmación de su recibo, a menos que las partes convengan otra cosa.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 259

1)

Ministerio de Comercio e Industrias Edificio de la Lotería, Piso N°21

Calle entre Avenida Cuba y Avenida Perú Tel: 227-4177

Fax: 227-5604

2)

Minera Petaquilla, S.A. Torre Swiss Bank, Piso 13 Urbanización: Marbella Te1:223-5341 Fax:223-3032

3)

Geo-Recursos Internacional, S.A. Torre Banco General, Piso 25 Urbanización Marbella

Tel: 223-5488

Fax: 223-8425

4)

Adrian Resources, S.A.

Torre Banco General, Piso 25 Urbanización Marbella

Tel. 223-5438

Fax: 223-84.25

CLAUSULA VIGISIMA
Caso Fortuito o Fuerza Mayor

Para los fines del presente Contrato, se cons iderarán como caso fortuito, entre otros, los siguientes eventos, hechos o circunstancias: epidemias: terremotos, derrumbes, inundaciones, tormentas u otras condiciones meteorológicas adversas, explosiones, incendios, .rayos, y cualquier otra causa, sea o no de la naturaleza descrita, que sea imprevisible o que esté fuera del control de la parte afectada y en la medida que demore, restrinja o impida la acción oportuna de la parte afectada.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 260

Para los fines del presente Contrato, se entenderán como fuerza mayor, entre otros, los siguientes eventos, hechos o circunstancias nuevas, revoluciones, ins urrecciones, dis turbio s civiles, bloqueos, tumultos, embargos, huelgas y otros conflictos laborales que no sean atribuibles a culpa o negligencia del empleador o de LA EMPRESA o Afiliadas o contratistas o subcontratistas que correspondan, órdenes o instrucciones de cualquier Gobierno de jure o de facto, o entidad o sub-división del mismo, el precio de los minerales en el mercado internacional de manera que no sea económicamente rentable la explotación de EL PRO YECTO, retrasos en la entrega de maquinarias, fallas de las instalaciones o maquinarias donde quiera que ocurran no imputables a la parte afectada, que afecten adversamente el funcionamiento de EL PROYECTO y, en general, cualquier evento, suceso o circunstancia que sea imprevisible o que esté fuera del control de la parte afectada y en la medida que demore, restrinja o impida la acción oportuna de la misma y no le sea atribuible a su culpa o neglig encia.

Queda entendido que, siempre que no sean obligaciones consistentes en pago de dinero, si una de las partes deja de cumplir alguna de las obligaciones que contrae de acuerdo con este Contrato, tal incumplimiento se considerará corno violación o incumplimiento cuando el mismo sea causado por caso fortuito o por fuerza mayor. Si alguna actividad, siempre que no sea una actividad consistente en pago de dinero, es demorada, restringida o impedida por caso fortuito o por fuerza mayor, tanto el plazo consignado para real izar la actividad afectada como los plazos del presente Contrato serán prorrogados por un período igual al período de duración efectiva del caso fortuito, fuerza mayor o sus causas. Las inversiones aire LA EMPRESA se compromete a realizar en base al Estudio de Factibilidad no serán consideradas bajo ningún concepto como obligaciones consistentes en pago de dinero.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 261

La parte cuya capacidad para cumplir sus obligaciones se vea afectada por fuerza mayor o caso fortuito deberá notificar tan pronto como sea factible a la otra parte por escrito del suceso, señalando sus causas, y las partes harán todos los esfuerzos razonables dentro de sus posibilidades para superar las mismas. No obstante lo anterior, ninguna de las partes estará obligada a solucionar o terminar cualquier conflicto que tuviere con terceras personas o con la fuerza laboral relacionada con EL PROYECTO salvo en condiciones que sean aceptables para ella o de conformidad con laudo arbitral dictado conforme a la Cláusula Vigésima Tercera de este Contrato orden de autoridad judicial o administrativa competente que haya quedado ejecutoriado o que de otro modo tenga carácter definitivo y obligatorio.

CLAUSULA VIGESIMA PRIMERA

Ley Aplicable

El presente Contrato será la norma legal entre las partes y el mismo se regirá por las leyes actualmente en vigor y que rijan en el futuro en la República de Panamá que le sean aplicables, excepto en la medida en que tales leyes o disposiciones legales le sean contrarias o seas, inconsistentes o incompatibles con este Contrato o no sean de aplicación general, entendiéndose que aquellas leyes aplicables a una industria o a una determinada actividad no se considerarán de aplicación general. En los casos no previstos en el presente Contrato, y en cuanto no sean inconsistentes o incompatibles con sus estipulaciones, se aplicarán a este Contrato las normas del Código de Recursos Humanos Minerales en forma supletoria.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 262

LA EMPRESA, sus Afiliadas, sucesores, cesionarios y causahabientes renuncian a la reclamación diplomática en lo relativo a los deberes y derechos que emanen del presente Contrato, salvo en caso de denegación de justicia. Queda entendido que no se considerará que ha ocurrido denegación de justicia si LA EMPRESA previamente no ha intentado acer uso del derecho al arbitraje que le confiere el presente Contrato.

CLAÚSULA VIGESIMA SEGUNDA
Incumplimientos Sustanciales

Para les electos del presente Contrato, se entenderá como "Incumplimiento Sustancial", el incumplimiento o mora con respecto a alguna de las obligaciones a que se encuentran sujetas las partes de acuerdo con este Contrato cuando, si como consecuencia de ese incumplimiento e mora, se reducen sustancialmente el valor y los intereses del Contrato para la otra parte. Mientras subsista la situación de Incumplimiento Sustancial, la parte afectada por dicho incumplimiento podrá dar a la parte responsable aviso escrito de su decisión de resolver el Contrato, en cuyo caso el presente Contrato quedará resuelto ciento ochenta (180) días calendarios después de recibido dicho aviso, a no ser que el incumplimiento o la mora haya sido subsanado antes del vencimiento de dicho plazo. En el caso de que dicho Incumplimiento Sustancial fuere de tal naturaleza que haga necesario un plazo mayor de ciento ochenta (180) días calendarios para que pueda ser subsanado, y la parte responsable se encontrare dedicada diligentemente a subsanar dicho incumplimiento o mora, no habrá lugar a la resolución del Contrato al finalizar el plazo establecido, a menos que posteriormente ocurriesen interrupciones de esos esfuerzos atribuibles a la parte responsable de subsanar el incumplimiento o mora. Las partes acuerdan que el derecho de la corte afectada .a resolver el Contrato quedará suspendido mientras las partes se encuentren en el proceso de solucionar cualquier conflicto relacionado con el supuesto Incumplimiento Sustancial según lo establece la Cláusula Vigésima Segunda o mediante cualquier otro método permitido por las leyes vigentes y el presente Contrato, y por un período de sesenta (60) días luego de la fecha en que se determine la existencia del Incumplimiento Sustancial ale gado por la parte afectada.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 263

La resolución del Contrato de conformidad con lo dispuesto en la presente Cláusula, no afectará los siguientes derechos:

(a)

El derecho de la parte perjudicada a recibir de la otra parte una compensación monetaria por los daños y perjuicios causados por el incumplimiento o la mora; y

(b)

Los derechos de cualesquiera de las partes emanados y cumulados de conformidad con las disposiciones de este contrato hasta la fecha en que la resolución se haga efectiva.

CLAUSULA VIGESIMA TERCERA
Arbitraje

Las partes declaran su firme propósito de examinar con el ánimo más objetivo y amigable todas las divergencias que pudieran surgir entre ellas con relación al presente Contrato, con el fin de solucionar dicha.; divergencias. Todos los conflictos que surjan en relación con el presente Contrato y que no pudieran ser solucionados en la forma antes indicador, deberán ser resueltos finalmente mediante arbitraje, de conformidad con las Reglas de Procedimiento de la Comisión Interamericana de Arbitraje Comercial, vigentes a la fecha de la entrada en vigencia del presente Contrato, a no ser que al momento de someterse al arbitraje, las partes convengan expresamente regirse por las reglas que puedan estar entonces en vigencia.

Serán susceptibles de arbitraje conforme a lo dispuesto en esta Cláusula las controversias que surjan entre las partes relacionadas con el objeto, la aplicación, la ejecución o la Interpretación del presente Contrato, así como aquellas relacionadas con la validez, el cumplimiento o la terminación del mismo, salvo aquellas controversias que se refieran a la guarda de la integridad de la Constitución.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 264

El arbitraje se circunscribirá al tema objeto de la controversia y el mismo, pendiente su resolución, no tendrá el efecto de suspender o retardar el cumplimiento de las obligaciones dimanantes del presente Contrato, salvo que medien circunstancias de fuerza mayor o caso fortuito descritas en la Cláusula Vigésima del presente Contrato o que se aplique lo establecido en la Cláusula Vigésima Segunda que DA= Deducción por Agotamiento

TA antecede. Las partes acuerdan que las órdenes de ejecución de los laudos arbitrales serán dictadas por los tribunales de justicia de la República de Panamá o, en caso de que requieran de ejecución en el extranjero, por los tribunales de justicia de cualquier Estado parte de tratados internacionales de reconocimiento de laudos arbitrales de los cuales Panamá sea también parte. vara tales efectos dichos laudos arbitrales serán considerados como si hubieren sido pronunciados por tribunales arbitrales panameños, de conformidad con las disposiciones legales actualmente en vigencia.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 265

CLAUSULA VIGESIMA CUARTA
Abandono

En caso de que LA EMPRESA decida abandonar total o parcialmente EL PROYECTO, durante la vigencia del Contrato o por motivo de su terminación o vencimiento cualquiera que sea su causa, esta se obliga a notificar dicha decisión al Ministerio de Comercio e Industrias con 'dos años de ant.icipacíón. Conjuntamente con dicha notificación, de presentará ~_in Plan de Restauración del área afectada para su connsideración y aprobación por parte del Minis terio de Comercio e Industrias. Una vez aprobado dicho Plan, el mismo será de obligatorio cumplimiento para LA EMPRESA.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 266

CLAUSULA VIGÉSIMA QUINTA
Separabilidad

Si alguna de las cláusulas de este Contrato se invalidara total o parcialmente, la validez del resto del Contrato no quedará afectada.

CLÁUSULA VIGÉSIMA SEXTA
Fianza de Cumplimiento

A fin de garantizar el cumplimiento de este Contrato LA EMPRESA consignará una fianza por TRES MILLONES DE DOLARES de los Estados Unidos de América (US$3,000,000.00) a favor de EL ESTADO mediante efectivo, cheque certificado, póliza de compañía de seguros, carta de promesa de pago de una institución financiera, carta de crédito emitida por un banco local, garantías bancarias, o mediante cualquier medio permitido por las leyes en vigencia. Dicha fianza será consignada por LA EMPRESA dentro de los ciento ochenta (180) días siguientes a la fecha en que la ley por medio de la cual se aprueba el presente Contrato sea publicada en la Gaceta Oficial y por el término del Contrato. La misma deberá emitirse a favor del Ministerio de Comercio e Industrias y de la Contraloría General de la República de Panamá. Dicha fianza será cancelada y devuelta a LA EMPRESA a la terminación del presente Contrato.

CLAUSULA VIGÉSIMA SEPTIMA
Timbres

El presente Contrato entrará en vigor a partir de la vigencia de la ley que apruebe su celebración y el mismo causará el pago de la suma de B/.1,000.00 en concepto de impuesto de timbres.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 267

CLAUSULA VIGESIMA OCTAVA
Subrogación

El presente Contrato, incluyendo y sus Anexos I, II, II y IV, constituye el único acuerdo entre las partes en relación con la materia objeto del mismo. Efectivo a partir de la promulgación de la Ley por medio de la cual se aprueba el presente Contrato, quedará terminado, cancelado, subrogado y extinguido el Contrato No. 27- A de 7 de agosto de 1991 celebrado entre el ESTADO y GEORECURSOS y cualquier otro contrato, modificación, acuerdo o entendimiento entre el ESTADO y GEORECURSOS en relación con el AREA DE LA CONCESIÓN, así como cualquier reclamo o acción que tengan entre sí dichas partes por razón o con motivo de la celebración,cumplimiento o terminación de tales contratos o acuerdos anteriores.

Mediante la Ley que apruebe el presente Contrato y sus Anexos, se entenderá derogado en su totalidad el decreto de Gabinete número 267 de 21 de agosto de 1969.

Este Contrato, incluyendo sus Anexos, requiere la aprobación de la Asamblea Legislativa de la República de Panamá. La Ministra de Comercio e Industrias presentará a la Asamblea Legislativa de la República de Panamá el proyecto de ley por medio del cual se aprueba este Contrato y sus Anexos dentro de los quince (15) días siguientes a la celebración del mismo.

EN FE DE LO CUAL, las partes suscriben el presente Contrato, en dos (2) ejemplares originales de igual tenor y efecto, en la Ciudad de Panamá, el día 16 de febrero de mil novecientos noventa y seis (1996).

Form 20-F for Fiscal Period Ended 2009 May 31	Page 268

Por EL ESTADO:

Por LA EMPRESA:

(Fdo.)

(Fdo.)

(Nitzia R. de Vi llarrea1)

(Richard Fifer)

Por GEORECURSOS:

Por ADRIAN:

(Fdo.)

(Fdo.)

(Richard Fifer)

(Richard Fifer)

Refrendo:

Gustavo Pérez
Contralor General de la República, a. i.

ANEXO I
Descripción del Área de la Concesión

La Concesión, según se define en este Contrato, tiene un área total de 13,600 Has. y su descripción es la siguiente:

Zona No.1: Partiendo del Punto No.1, cuyas coordenadas geográficas son 80°41 '59.02" de longitud oeste y 8°51'25.11" de latitud norte se sigue una línea recta en dirección este por una distancia de 8,000 metros hasta encontrar el Punto No.2, cuyas coordenadas geográficas son 80°37'38. 15" de longitud oeste y 8°51 '25.11" de latitud norte, de allí se sigue una línea recta en dirección sur por una distancia de 5,000 metros hasta llegar al Punto No. 3, cuyas coordenadas geográficas son 80°37'38. 15" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta de dirección oeste por una distancia de 8,000 metros hasta llegar al Punto No.4, cuyas coordenadas geográficas son 60°41 '59.02" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta en dirección norte por una distancia de 5,000 metros hasta encontrar '1. Punto No .l de partida.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 269

Esta zona tiene una superficie total de cuatro mil (4,000) Has. Y está ubicada en los Corregimientos de Coclé del Norte y San José del General, Distrito de Donoso, Provincia de Colón.

Zona No.2: Partiendo del Punto No.1, cuyas coordenadas geográficas son 80°45'14.67° de longitud oeste y 8ª54`40.76 de latitud norte se sigue una línea recta en dirección este por una distancia de 6,000 metros hasta encontrar el Punto No. 2, cuyas coordenadas geográficas son 80º41`59.02de longitud oeste y 8º54`40. 76de latitud norte, de allí se sigue una línea recta en dirección sur por una distancia de 6,000 metros hasta llegar al Punto No. 4, cuyas coordenadas geográficas son 80°45'14.67" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta en dirección norte hasta llegar al punto 1 que es el punto de partida. Esta zona tiene un área total de 6,000 Has. Está ubicada en el Corregimiento de Coclé del Norte, Distrito de Donoso, Provincia de Colón y colinda al este con la zona No. 1.

Zona No.3: Partiendo del Punto No .l, cuyas coordenadas geográficas son 80°40'53.8" de longitud oeste y 8°48'42.07" de latitud norte se sigue una línea recta en dirección este por una distancia de 6,000 metros hasta encontrar e1 Punto No. 2, cuyas coordenadas geográficas son 80 °37'3 .1.5" de longitud oeste y 6°48'42.07" de latitud norte, de allí se sigue una línea recta en dirección sur por una distancia de 2, 000 metros hasta llegar al Punto No.3, cuyas coordenadas geográficas son 80°37'38.15" de longitud oeste y 8°47'36.85" de latitud norte, de-, allí se sigue una línea recta en dirección oeste por un distancia de 6,000 metros hasta llegar al Punto No.4, cuyas coordenadas geográficas son 80°40 '53.8" de longitud oeste y 8°4 7'36. 85" de latitud norte, de allí se sigue una línea recta en dirección norte hasta llegar al punto 1, que es el punto de partida. Esta zona tiene una área total de 1,200 Has., está ubicada en el Corregimiento de San José del General, Distrito del Donoso, Provincia de Colón y colinda al norte con la zona No. l otorgada a CEO-RECURSOS INTERNACIONAL, S. A., según Contrato No. 27-A del 7 de agosto de1991.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 270

Zona No.4: Partiendo del Punto NO. 1, cuyas coordenadas geográficas son 80°37 '38.15" de longitud oeste y 8°50 '52.55" de latitud norte se sigue una línea recta en dirección este por una distancia de 3,000 metros hasta llegar al Punto No. 2, cuyas coordenadas geográficas son ,1 0°36'0.48" de longitud oeste y 8°50'52.55" de latitud norte, de allí se sigue en línea recta en dirección sur por una distancia de 6,000 metros hasta llegar al Punto No. 3, cuyas coordenadas geográficas son 80°36'0.48" de longitud oeste y 8 °47'36.85" de latitud norte, de allí se sigue una línea recta en dirección oeste por una distancia de 3,000 metros hasta llegar al Punto No.4, cuyas coordenadas geográficas son 80°37'38.. 15" de longitud oeste y 8°47'36.85" de latitud norte, de allí se sigue en línea recta en dirección norte por una distancia de 6,000 metros hasta llegar al punto 1, que es el punto de partida. Esta zona tiene un área total de 1,800 Has. Está ubicada en el Corregimiento de San José del General, Distrito de Donoso, Provincia de Colón, República de Panamá y colinda al oeste con la Zona No.1 otorgada a la Compañía GEO-RECURSCOS INTERNACIONAL, S. A., según Contrato No 27-A del 7 de agosto de 1991 y a la zona No.3 solicitada por la Compañía del mismo nombre.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 271

ANEXO II

Definición del Estudio de Factibilidad-Proyecto Cerro Petaquilla Base

El Estudio de Factibilidad, el cual incluirá cualquier modificación necesaria al momento en que se establezcan los aspectos económicos y el costo de financiamiento consistirá en un estudio de que- contenga la información necesaria que permita decidir si se explotará comercialmente EL PROYECTO.

En la preparación del Estudio de Factibilidad se seguirán los siguientes procedimientos:

Las pruebas en modelos a escala se habrán completado en su mayor parte y serán respaldadas por pruebas efectuadas en plantas pilotos, si este último es necesario. Las especificaciones de los productos estarán basadas en investigaciones de mercado. Varias visitas al lugar donde se instale la planta podrán ser requeridas.

Se confeccionarán listados de equipos y diseños acerca de la colocación de loar mismos, apoyados en planos de tuberías de un sólo tramo y de tendido eléctrico. No se incluirán las especificaciones de los equipos y no se solicitarán ofertas formales de suplidores, sin embargo, se deberán obtener cotizaciones por escrito de por lo menos un suplidor por cada artículo importante. Los costos de instalación de la maquinaria determinarán, basados en experiencias anteriores, con base a facto res de peso o porcentuales. Los costos de instalación de tuberías y tendido eléctrico podrán basarse en aproximaciones acerca de las extensiones del tendido eléctrico y de las tuberías. Se proveerá un estimado del costo de construccicón de la planta y del campamento y los estimados acerca de los costos de diseño podrán ser más preciosos. Los ingresos serán calculados en base a estimaciones acerca del desempeño de la planta y a indicadores de pagos pro venientes de fundaciones u otros compradores.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 272

Información Requerida

Será necesario tener a disposición información topográfica y geotécnica apropiada. Info rmes escritos relacionados con trabajos metalúrgicos deberán estar disponibles. Se deberán determinar los costos reales asociados a la mano de obra disponible en la región y se deberán procurar cotizaciones por escrito de suplidores de mate riales básicos tales romo: combustible, explosivos, pulverizantes, reactives, et., si ello es necesario. Se deberán obtener tarifas de las compañías que provean servicios públicos, tales como, agua, luz, gas, teléfono, que atiendan la región. Si es necesario se debe: investigar la obtención de permisos y licencias de agencias gubernamentales en cuanto éstos sean requeridos. Se deberá investigar la reglamentación aplicable a la polución de aguas y del aire.

Capacitación Requerida

El Estudio de Factibilidad se confeccionará bajo la supervisión de un ingeniero de proyecto con conocimientos en el sector de la industria de la minería de que trata dicho estudio. Dada la existencia de planos generales de diseño, planos de tuberías, tendido eléctrico y de colocación de instrumentos, será posible utilizar las servicios de proyectistas profesionales capacitados para hacer' pro yecciones relativas al tendido eléctrico, tuberías e instrumentación así corno pro yectistas experimentados con relación a la industria de cace trata el estudio.

Utilidad de los Estimados

El factor global de contingencia para el Estudio de Factibilidad estará entre un 103' y un !.SI. Los porcentajes que se asignen a las contingencias constituirán precios valorativos y no deberán interpretarse corno aria indicación de que los estimados son necesariamente precisos dentro de dicho margen de contingencia, ni como una referencia implica a ningún grado de precisión. El Estudio de Factibilidad será en general adecuado para determinar la factibilidad y ayudar a la administración en la confección de un presupuesto para EL PROYECTO.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 273

ANEXO III
Pro grama Preliminar de Inversión

INGENIERÍA Y ADQUISICIONES US$24,000,000.00

Solicitudes y Autorizaciones de Permisos de Construcción Ingeniería Detallada

Adquisiciones

Contratos

Estudios de Campo

CONSTRUCCIÓN/MINERÍA US$67,000,000, 00

Pre-producción (Fase I)

Depósito de Desechos (Inicial)

Ruta de Acceso (Llano Grande a Petaquilla)

INSTALACIONES DE PROCESAMIEIVTO US$102,000,000.00

Trituración

-

Excavación y Relleno/Concreto

-

Muro de Retención - Tierra Reforzada

-

Instalación de Trituradora

-

Acero para la Construcción de Edificio y Recinto

-

Maquinaria, Tuberías, Tend ido Eléctrico e Instrumentación

Transportadores

Apilamiento de Mena y Restauración

Concentrador

-

Excavación, Concreto y Losa

-

Edificio, Acero Interno y Recinto

-

Instalación de Molinos

-

Maquinaria, Tuberías, Tendido Eléctrico e Instrumentación

SITIO Y GENERAL, US$118,000,000.00

Limpieza, Corte de Maleza, Nivelación Preliminar

Form 20-F for Fiscal Period Ended 2009 May 31	Page 274

Caminos,

Cercado,

Caseta

de

Entrada,

Estacionamientos
Almacenamiento, Suministro y Distribución de Agua Recolección y Eliminación de Aguas Negras Estanque para el Asentamiento de Desechos de la Mina

Suministro y Transmisión de Electricidad Tendido y Adiciones de la Subestación Principal Distribución de Energía en el Proyecto Comunicaciones

Almacenamiento y Distribución de Combustible

EDIFICIOS DE SERVICIO AL PROYECTO US$9,000,000.00

Edificio de Administración e Ingeniería

Taller de Equipo Rodante/Depósito/Depósito de Explosivos Seco Laboratorio de Pruebas

SISTEMA DE DESECHOS Y RESTAURACIÓN US$28,000,000,00

INFRAESTRUCTURA E INS TALA CIONES US$13,000,000,00QQ. OQ

Campamento de Construcción

Instalaciones Aeronáuticas

Nuevo Aeródromo/Pista

PUERTO US$47,000,000,00

Acondicionamiento del Sitio y Calles

Acueductos y Cañerías

Generación de Energía Eléctrica

Instalaciones para Embarque de Concentrado y Suministros

Nota: las cifras que anteceden están sujetas a variación en base a los resultados finales del Estudio de Factibilidad.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 275

ANEXO IV

MINERA FETAQUILLA, S.A., debidamente representada por el Ing. Richard Fifer, varón, panameño, mayor de edad, ingeniero, portador de la cédula de identidad personal número 8-433-263 en adelante "MINERA", y ADRIAN RESCURCES, S.A., debidamente representada por Juan Francisco Pardini, varón, panameño, mayor de edad, portador de la cédula de identidad personal número 8-223-797, en adelante ADRIAN", declaran que convienen lo siguiente:

POR CUANTO; MINERA celebrará con EL ESTADO un Contrato de Concesión Minera ("CONTRATO") sobre el Área de la Concesión según dicho término ha sido definido en el Contrato, y recibirá determinados derechos conforme, al mismo respecto de yacimientos ubicados en el área de Cerro Petaquilla; y,

POR CUANTO; ADRIAN es titular de ciertas concesiones mineras colindantes al Área de la Concesión antedicha que se identifican como: Contrato No. 41 del 12 de julio de 1994, Contrato No. 39-A del 7 de julio d- 1994, Contrato No. 39-B de 7 de julio de 1994, Contrato No. 59 de 29 de diciembre de 1994 todos celebrados por y entre el Ministerio de Comercio e Industrias y ADRIAN; y las solicitudes de concesiones Nos. 93-92, 93-93 y 94-3 9 según los registros que reposan en la Dirección General de Recursos Minerales del Ministerio d-' Comercio e Industrias de la República de Panamá ( en adelante `(" )NCESIONES COLINDANTES"); v, POR CUANTO; MINERA y ADRIAN desean reconocerse ciertos derechos y obligaciones recíprocos respecto al uso de derechos de servidumbre de paso y de uso sobre el Área de la Concesión antedicha y sobre las áreas corres¡:endientes a las Concesiones Colindantes, así como de construcción o ubicación y uso de facilidades e instalaciones. En consideración a lo anterior, MINERA y ADRIAN declaran y convienen lo siguiente:

Form 20-F for Fiscal Period Ended 2009 May 31	Page 276

1.

LA EMPRESA y sus Afiliadas gozarán del derecho de servidumbre de uso sobre la superficie y subsuelo del Área identificada como Concesiones Colindantes y del derecho de acceso al área comprendida por las Concesiones Colindantes por cualquier motivo o causa que según LA EMPRESA sea conveniente para la apropiada exploración, construcción, desarrollo o explotación de EL PROYI'CTO, incluyendo el derecho a situar, construir, eregir, operar, mantener y usar en, o remover de, las Concesiones; Colindantes cualquier tipo de facilidad o instalación que LA EMPRESA estime conveniente (en adelante las "Instalaciones Colindantes "). Se entiende que los derechos de acceso y de servidumbre de uso a que se refiere este párrafo otorgados a favor de la Concesión correrán con y serán inseparables de las tierras que comprenden las Concesiones Colindantes y que los mismos sobrevivirán cualquier venta, transferencia, cesión u otorgamiento de cualquier tipo de derecho o interés, incluyendo derechos amparados bajo cualquier tipo de concesión minera, que exista o pueda exi stir sobre dicho predios colindantes.

2.

Sin perjuicio de lo anterior, antes de establecer o construir alguna instalación o estructura permanente e inamovible en las áreas comprendidas por las Concesiones Colindantes, LA EMPRESA o cualquier Afiliada o contratista o sub-contratista de la misma o cualquier cesionario o causahabiente de parte o de la totalidad,¡,-- la Concesión, según se define la misma en el Anexo I del Contrato, deberá llevar a cabo todas las investigaciones geotécnicas, incluyendo trabajos de perforación para condenación de áreas especificas, y cualesquier-1 otras que sean necesarias para determinar la viabilidad ambiental, técnica y económica del sitio en el cual se propone construir o establecer las instalaciones o estructuras permanentes, y realizará una exploración del área de la Concesión Colindante, que será cubierta por dicha instalación., o estructura, para confirmar que no existan minerales actuales o potenciales suficientemente cercanos a la superficie del sitio propuesto come para que la extracción segura y económica de los mismos se vea imposibilitada o perjudicada por la presencia de la instalación o estructura permanente que se pretende establecer, y facilitará los resultados de las citadas investigaciones y exploraciones al titular de la o las Concesión(es) Colindante (s) que se pueda ver afectada.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 277

Sin perjuicio de lo establecido en el numeral 1 de este Anexo IV, LA EMPRESA o el respectivo titular o beneficiario de la Concesión, según sea el caso, que haya situado alguna estructura o instalación mueble en el área comprendida por la Concesiones Colindantes, removerá, por su propia cuenta y costo, y tan pronto como sea procedente, dicha estructura o instalación o una porción de la misma, si según la opinión razonable del titular de la Conces ión Colindante afectada su localización es desventajosa para la explotación mineral contemplada en dicha Concesión Colindante.

Sin perjuicio de lo establecido en el numeral 1 de este Anexo IV, LA EMPRESA o el respectivo titular o el beneficiario de la Concesión, según sean el caso, llevará a cabo sus actividades relacionadas cc;- la construcción, instalación y operación de cualquier estructura o instalación situada en el área comprendida por la Concesión Sirviente en forma cuidadosa y de acuerdo a los principios de buena pr+cti.a minera y a las leyes vigentes en la República de Panamá, y deberá indemnizar al titular de la Concesión Colindante afectada por cualquier gasto, acción o demanda en su contra que resu1te de las citadas actividades realizadas por LA EMPRESA o el titular beneficiario de la Concesión.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 278

3.

En la medida en que, en cualquier momento, cualquiera de las Instalaciones Colindantes tenga capacidad en exceso que no sea necesaria para realizar las operaciones existentes o pro gramadas de LA EMPRESA y que no se hubiese previamente comprometido a terceros luego de haberse otorgado tina primera opción al titular de la Concesión Colindante respectiva, LA EMPRESA pondrá a disposición del titular de la Concesión Colindante donde se encuentre ubicada instalación respectiva dicha capacidad en exceso siempre y cuando este titular sea una Afiliada de LA EMPRESA, en el entendimiento de que se hará en términos equitativos y siempre en condiciones no más favorables para LA EMPRESA que aquellas que fuesen aplicables en caso de venta, licencia u otros derechos de uso a terceros o Afiliadas de una instalación similar a la Instalación Colindante.

4.

Las partes declaran que cualquier conflicto o controversia que se suscite entre las mismas con motivo de la ejecución o cumplimiento de lo convenido en este acuerdo no afectará en modo alguno las respectivas obligaciones y compromisos que vinculan a LINERA conforme al Contrato y a ADRIAN respecto a las Concesiones Colindantes frente a EL ESTADO, a menos el respectivo conflicto o controversia sea motivado o causado por algún acto u omisión de EL ESTADO.

En fe de lo cual se suscribe este documento en dos ejemplares del mismo terror y efecto, en Panamá el 5 de diciembre de 1995.

por ADRIAN RESOURCES, S.A.

MINERA PETAQUILLA, S.A.

(Fdo.)

(Fdo.)

JUAN FRANCISCO PARDINI

RICHARD FIFER

Form 20-F for Fiscal Period Ended 2009 May 31	Page 279

Artículo 2. Esta Ley entrará en vigencia a partir de su promulgación, deroga el Decreto de Gabinete 267 de 1969 y cualquier disposición que le sea contraria.

COMUNÍQUESE Y CÚMPLACE

Aprobada en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los 30 días del mes de enero de mil novecientos noventa y siete.

CESAR A. PARDIC

VICTOR M. DE GRACIA M.

Presidente

Secretario General

ORGANO EJECUTIVO NACIONAL MINISTERIO DE LA PRESIDENCIA PANAMA, REPUBLICA DE PANAMÁ, 25 DE FEBRERO DE 1997

ERNESTO PEREZ BALLADARESUNES

RAUL ARANGO GASTEAZORO

Presidente de la República

Ministro de Comercio e Industrias

Form 20-F for Fiscal Period Ended 2009 May 31	Page 280

EXHIBIT 8

Subsidiaries of Petaquilla Minerals Ltd.

The following is a listing of all of the subsidiaries of Petaquilla Minerals Ltd., including their jurisdication of incorporation, as at May 31, 2009:

NAME OF SUBSIDIARY	PERCENTAGE OWNERSHIP	JURISDICTION OF INCORPORATION
Adrian Resources (BVI) Ltd.	100%	British Virgin Islands
Petaquilla Minerals, S.A.	100%	Panama
Petaquilla Gold, S.A.	100%	Panama
Instituto Petaquilla, S.A.	100%	Panama
Brigadas Verdes, S.A.	100%	Panama
Petaquilla Infraestructura, S.A.	50.2%	Panama
Aqua Azure, S.A.	100%	Panama
Petaquilla Infrastructure Ltd.	100%	British Columbia
Petaquilla Infraestructura Ltd.	100%	British Virgin Islands
Petaquilla Hidro, S.A.	100%	Panama
Panama Central Electrica, S.A.	100%	Panama
NAME OF JOINT VENTURE INTEREST	PERCENTAGE OWNERSHIP	JURISDICTION OF INCORPORATION
Compañia Minera Belencillo, S.A.	68.88	Panama

Form 20-F for Fiscal Period Ended 2009 May 31	Page 281

EXHIBIT 12.A

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

Date:

September 4, 2009

By:	/s/ Richard Fifer
Richard Fifer
President and Chief Executive Officer
(principal executive officer)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 282

EXHIBIT 12.B

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

Date:

September 4, 2009

By:	/s/ Bassam Moubarak
Bassam Moubarak
Chief Financial Officer
(principal financial officer)

Form 20-F for Fiscal Period Ended 2009 May 31	Page 283

EXHIBIT 13.A

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard Fifer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Richard Fifer
Richard Fifer
(principal executive officer)

Dated:  September 4, 2009

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 284

EXHIBIT 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bassam Moubarak, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Bassam Moubarak
Bassam Moubarak
(principal financial officer)

Dated:  September 4, 2009

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F for Fiscal Period Ended 2009 May 31	Page 285