Form 20-F/A
period 2008-05-31
PETAQUILLA MINERALS LTD
filed 2010-01-11
CIK 947121

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549 USA

FORM 20-F/A

AMENDMENT NO. 2

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

___________________________

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

Bassam Moubarak, telephone (604) 694-0021, fax (604) 694-0063,

Suite 410, 475 West Georgia Street,Vancouver, British Columbia, Canada V6B 4M9

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

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

☑  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer             ☑  Accelerated filer             ☐  Non-accelerated filer

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 2

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☐	International Financial reporting Standards as issued by the International Accounting Standards Board	☑	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☑  No

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 3

Explanatory Note

Petaquilla Minerals Ltd. (the “Company”) has filed this Amendment No. 2 (“Amendment No. 2”) to its Annual Report on Form 20-F for the transition period ended May 31, 2008, to (i) expand the Company’s disclosures concerning the material effects of governmental regulation on the Company’s Molejon gold project in Panama; (ii) update its operating results, liquidity and capital resources to reflect changes to the Company’s amended financial statements included in the Amendment No. 2 and to include additional disclosure regarding the Company’s ability to continue as a going concern; (iii) expand the Company’s disclosure regarding its controls and procedures and how it intends to take remedial actions with respect to identified material weaknesses; (iv) file certain material contracts as exhibits that were not previously filed; (v) update its list of subsidiaries; and (vi) update its presentation of exploration results.  The Company directs the reader of Amendment No. 2 to the following specific Items in this Amendment No. 2 for further details:   Item 3.A – Selected Financial Data, Item 3.D. – Key Information – Risk Factors, Item 4.A. – History and Development of Our Company, Item 4.B – Business Overview, Item 4.D.– Property, Plants and Equipment, Item 5.A. – Operating Results, Item 5.B. – Liquidity and Capital Resources, Item 8.A. – Financial Information – Consolidated Statements and Other Financial Information, Item 15 (Controls and Procedures), Item 17 (Financial Statements) and Item 19 (Exhibits).  Further, pursuant to Rule 13a-10(g)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which does not permit transition reports to cover periods longer than 12 months, this Amendment No. 2 amends the periods of the Company’s financial disclosures from the 15-month period ended April 30, 2007, and the 13-month period ended May 31, 2008, to the 12-month period ended January 31, 2007, the three-month period ended April 30, 2007, the 12-month period ended April 30, 2008, and the one-month period ended May 31, 2008.

This Amendment No. 2 sets forth the complete text of the above-referenced Items and all amendments thereto as well as updated responses to the other Form 20-F Items, and includes new certifications pursuant to Rules 13a-14(a) and 15d-14(a) and Rules 13a-14(b) and 15d-14(b) under the Exchange Act.

The information set forth in this report on Form 20-F is as at November 6, 2009, unless an earlier or later date is indicated.

Financial information in this Amendment No. 2 is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Item 5 of this Amendment No. 2 and in Note 28 to the accompanying financial statements of the Company.

This Amendment No. 2 contains forward-looking statements within the meaning of applicable securities laws.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Statements in this Amendment No. 2 regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, including when our Molejon project is anticipated to begin production, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Item 3 – Key Information – 3.D. Risk Factors” for other factors that may affect our future financial performance.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 4

As used in this report, the terms "we", "us" and "our" mean Petaquilla Minerals Ltd. and its subsidiaries, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 5

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F/A
AMENDMENT NO. 2
TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	10
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	11

PART I		12

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3	KEY INFORMATION	12
3.A.	Selected Financial Data	12
3.B.	Capitalization and Indebtedness	13
3.C.	Reasons For The Offer and Use of Proceeds	13
3.D.	Risk Factors	14
	Risks related to our exploration, construction and mining operations could adversely affect our business	14
	Our estimates of reserves, mineral deposits and potential future production costs may be inaccurate, which could impact our results of operations in the future	14
	Our properties may be subject to undetected title defects	15
	Our directors may have conflicts of interest	15
	Exchange rate fluctuations may effectively increase our costs of exploration and production	15
	We are dependent upon additional funding in order to sustain our operations	15
	Our company has a history of losses and there is substantial uncertainty regarding our ability to continue as a going concern	16
	The requirements of the Ley Petaquilla may have an adverse impact on our company	16
	We have a history of net losses, an accumulated deficit and a lack of revenue from operations	17
	We have limited experience with development-stage mining operations	17
	Our common shares are subject to penny stock rules, which could affect trading in our shares	17
	We face strong competition for the acquisition of mining properties.	18
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations	18
	We face risks related to our operations in foreign countries	18
	Our operations are subject to environmental and other regulation	18
	We face political risks in Panama	19

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 6

	We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future	19
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling person and officers	19
	If We are Characterized as a Passive Foreign Investment Company (“PFIC”), Our U.S. Shareholders May Be Subject to Adverse U.S. Federal Income Tax Consequences	20
ITEM 4	INFORMATION ON THE COMPANY	20
4.A.	History and Development of the Company	20
	Molejon Property – Panama	21
	Mineral Properties – Other	22
	Directors and Officers of Our Company	22
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	23
	Current and Planned Capital Expenditures/Divestitures	23
	Public Takeover Offers	23
4.B.	Business Overview	23
4.C.	Organizational Structure	24
4.D.	Property, Plants and Equipment	26
	Cerro Petaquilla Concession, Panama	26
	Introduction	26
	Property Location	26
	Location, Access & Physiography	27
	Plants and Equipment	28
	Title	29
	Exploration History	30
	Outlook – 2010	33
	Regional and Local Geology	34
	Mineralization	36
	Doing Business in Panama	37

ITEM 4A	UNRESOLVED STAFF COMMENTS	40

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
5.A.	Operating Results	40
	Restatement of U.S. GAAP Financial Statements	40
	Restatement of January 31, 2007 Interim Financial Statements and May 31, 2008 Balance Sheet	41
	One Month Ended May 31, 2008 Compared to One Month Ended May 31, 2007	43
	12 Months Ended April 30, 2008,Compared to 12 Months Ended April 30, 2007	44
	Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007	46
	12 Months Ended January 31, 2007 Compared to Fiscal Year Ended January 31, 2006	47
5.B.	Liquidity and Capital Resources	47
	May 31, 2008, Compared to April 30, 2008	48
	April 30, 2008, Compared to April 30, 2007	48
	April 30, 2007, Compared to January 31, 2007	49
	January 31, 2007, Compared to January 31, 2006	49
5.C.	Research and Development, Patents and Licenses, etc.	50
5.D.	Trend Information	50
5.E.	Off-Balance Sheet Arrangements	50
5.F.	Tabular Disclosure of Contractual Obligations	50

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 7

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52
6.A.	Directors and Senior Management	52
6.B.	Compensation	53
	Cash and Non-Cash Compensation - Executive Officers and Directors	53
	Option Grants in Last Two Fiscal Periods	54
	Aggregated Option Exercises in Last Two Fiscal Periods	55
	Defined Benefit or Actuarial Plan Disclosure	55
	Termination of Employment, Change in Responsibilities and Employment Contracts	55
	Directors	55
6.C.	Board Practices	56
6.D.	Employees	57
6.E.	Share Ownership	57

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
7.A.	Major Shareholders	58
7.B.	Related Party Transactions	59
7.C.	Interests of Experts and Counsel	60

ITEM 8	FINANCIAL INFORMATION	60
8.A.	Consolidated Statements and Other Financial Information	60
8.B.	Significant Changes	60

ITEM 9	THE OFFER AND LISTING	62
9.A.	Offer and Listing Details	62
9.B.	Plan of Distribution	64
9.C.	Markets	64
9.D.	Selling Shareholders	64
9.E.	Dilution	64
9.F.	Expenses of the Issue	64

ITEM 10	ADDITIONAL INFORMATION	64
10.A.	Share Capital	64
10.B.	Memorandum and Articles of Association	64
10.C.	Material Contracts	68
10.D.	Exchange Controls	68
10.E.	Taxation	70
	Material Canadian Federal Income Tax Consequences	70
	Dividends	70
	Capital Gains	70
	Material United States Federal Income Tax Consequences	71
	U.S. Holders	71
	Distributions on our Common Shares	71
	Disposition of Our Common Shares	72
	Passive Foreign Investment Company	72
	Foreign Tax Credit	73
	Controlled Foreign Corporations	73
	Information Reporting: Backup Withholding	74
10.F.	Dividends and Paying Agents	74
10.G.	Statements by Experts	74
10.H.	Documents on Display	74
10.I.	Subsidiary Information	74

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 8

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

PART II		75

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15	CONTROLS AND PROCEDURES	77

ITEM 16	[RESERVED]	78
16.A.	Audit Committee Financial Expert	78
16.B.	Code of Ethics	78
16.C.	Principal Accountant Fees and Services	79
16.D.	Exemptions From the Listing Standards for Audit Committees	79
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	79
16.F.	Change in Registrant’s Certifying Accountant	79
16.G.	Corporate Governance	80

PART III		80

ITEM 17	FINANCIAL STATEMENTS	80

ITEM 18	FINANCIAL STATEMENTS	129

ITEM 19	EXHIBITS	129

	SIGNATURES	131

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 9

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

ounces - troy ounces.

oz/tonne - troy ounces per metric ton.

ppb - parts per billion.

ppm - parts per million.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 10

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

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Amendment No. 2 contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 11

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 3.  KEY INFORMATION

3.A.  Selected Financial Data

The following tables summarize our selected financial data (stated in Canadian dollars) prepared in accordance with Canadian GAAP and reconciled for measurement differences to United States generally accepted accounting principles (“U.S. GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.  Note 28 of our consolidated financial statements , included with this filing , sets forth the material variations in U.S. GAAP.  Results for the periods presented are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		1 Month Ended May 31	12 Months Ended April 30	3 Months Ended April 30	12 Months Ended January 31
		2008	2008	2007	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0	$0	$0
(b)	(Loss) before extraordinary items (1)
	Total	($4,513,145)	($1,031,155)	($6,443,991)	($21,518,459)	($2,567,758)	($1,798,273)	($811,190)
	Per Share (1)	($0.05)	($0.01)	($0.07)	($0.28)	($0.05)	($0.04)	($0.02)
(c)	Total assets	$106,282,486	$93,935,092	$46,581,365	$42,300,633	$12,807,172	$1,989,474	$2,670,561
(d)	Total long-term debt	$30,760,220	$1,377,094	$699,185	$869,990	$0	$0	$0
(e)	Total shareholder equity (deficiency)	$50,008,735	$53,623,536	$34,837,619	$37,479,809	$12,256,076	$1,886,423	$2,543,620
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	95,958,641	95,958,641	89,876,951	89,367,031	70,246,303	51,264,537	48,829,542
(h)	Net earnings (loss) for the period
	Total	($4,513,145)	($1,031,155)	($6,443,991)	($21,518,459)	($2,567,758)	($1,798,273)	($811,190)
	Per Share (1)	($0.05)	($0.01)	($0.07)	($0.28)	($0.05)	($0.04)	($0.02)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 12

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		1 Month Ended May 31	12 Months Ended April 30	3 Months Ended April 30	12 Months Ended January 31
		2008	2008	2007	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0	$0	$0
(b)	Loss before extraordinary items
	Total	($3,280,379)	($51,227,478)	($16,408,094)	($40,967,629)	($4,979,571)	($1,798,273)	($811,190)
	Per Share (1)	($0.04)	($0.55)	($0.18)	($0.53)	($0.09)	($0.04)	($0.02)
(c)	Total assets	$40,985,357	$27,428,456	$17,439,671	$22,390,538	$10,432,778	$2,026,893	$2,715,567
(d)	Total long-term debt	$20,932,559	$1,377,094	$699,185	$869,990	$0	$0	$0
(e)	Total shareholder equity (deficiency)	($5,460,733)	($12,883,100)	$5,695,925	$17,569,714	$9,881,682	$1,923,842	$2,588,626
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	95,958,641	95,958,641	89,876,951	89,367,031	70,246,303	51,264,537	48,829,542
(h)	Net loss for the period
	Total	($3,280,379)	($51,227,478)	($16,408,094)	($40,967,629)	($4,979,571)	($1,805,860)	(766,184)
	Per Share (1)	($0.04)	($0.55)	($0.18)	($0.53)	($0.09)	($0.04)	($0.02)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

We have not declared or paid any dividends in any of our last five financial years.

On November 6, 2009, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $1.0720 (US$1.00 = $1.0720 ).

The following table sets out the high and low exchange rates for each month during the last six months.

	2009
	October	September	August	July	June	May
High for period	1.0845	1.1065	1.1079	1.1655	1.1625	1.1872
Low for period	1.0292	1.0613	1.0686	1.0790	1.0827	1.0872

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	12 Months Ended May 31	1 Month Ended May 31	12 Months Ended April 30	3 Months Ended April 30	12 Months Ended January 31
	2009	2008	2008	2007	2007	2006	2005
Average for the period	1.1585	0.9995	1.0225	1.1581	1.1358	1.2060	1.2906

3.B.  Capitalization and Indebtedness

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

3.C.  Reasons For The Offer and Use of Proceeds

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 13

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

Risks related to our exploration, construction and mining operations could adversely affect our business.

We are engaged in the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Our property interests are in the exploration stage and are without a known body of commercial ore.  Although an open pit mine is planned and construction of a gold plant for the processing of gold-bearing ores is currently underway at the Molejon gold property, located in the Cerro Petaquilla Concession, for the processing of gold-bearing ores, there is no guarantee we will realize any profits or positive cash flow from this property.  Any profitability in the future from our business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Should our mineral deposits reach the development stage, we will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Our ability to meet timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties and such delays could materially adversely affect our financial performance.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Should our mineral properties reach the production stage, such occurrences may delay production, increase production costs or result in liability.  We intend to obtain insurance in amounts that we consider to be adequate to protect ourselves against certain risks of mining and processing.  However, we may become subject to liability for hazards against which we cannot insure ourselves or which we may elect not to insure against because of premium costs or other reasons.  In particular, we are not insured for environmental liability nor earthquake damage.

In order to further the Molejon gold property located in Panama, it will be necessary to continue construction of electrical, transportation, and other infrastructure facilities, the costs of which could be substantial.

Our estimates of reserves, mineral deposits and potential future production costs may be inaccurate, which could impact our results of operations in the future.

Although the ore reserve and mineral deposit figures included herein, some of which, as noted, are not compliant with National Instrument (“NI”) 43-101, have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Further drilling and engineering analyses are required in order to have any of our resources classified as proven reserves.  Estimates of reserves, mineral deposits and potential future production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly exploration of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Historical and comparative results should not be relied upon as indicators of potential future performance.  There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Ore reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 14

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

Our directors may have conflicts of interest.

As at November 6, 2009, two of our directors, David Levy and Daniel Small, hold positions with Platinum Management (NY) LLC, an investment advising firm to Platinum Partners Value Arbitrage Fund LP, a New York based investment fund.  Platinum Partners Value Arbitrage Fund LP holds securities in our company and a portion of our debt.  However, none of our directors are directors or officers of Platinum Partners Value Arbitrage Fund LP nor are any of our directors insiders of any other reporting company.  While currently none of our directors beneficially owns a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future.  To the extent that these other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to us.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in our best interests.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors primarily consider the potential benefits to us, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have no other procedures or mechanisms to prevent conflicts of interest.

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

We have not generated cash flow from operations in the past and, although we are currently commissioning our surface gold processing plant at the Molejon gold property, cash flow to satisfy our operational requirements, debt repayments and cash commitments is not assured from the operations of the Molejon gold plant.  In the past, we have relied on sales of equity securities or debt financing to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements and cash commitments.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 15

We do not presently have sufficient financial resources to undertake all of our planned exploration programs.  Advancement of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations on such properties.

Our company has a history of losses and there is substantial uncertainty regarding our ability to continue as a going concern.

In their report on the consolidated financial statements for the periods ended May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007 , and January 31, 2006, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

As at May 31, 2008, we had an accumulated deficit of $85,065,382 and for the one month ended May 31, 2008 and 12 months ended April 30, 2008, incurred a net loss from continuing operations of $4,513,145 and $1,031,155, respectively. Continuing operations are dependent on us achieving profitable operations and being able to raise capital, if and when necessary to meet our obligations and repay liabilities when they come due.

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

We did not generate revenue from operations during the one month ended May 31, 2008, 12 months ended April 30, 2008, three months ended April 30, 2007 , twelve months ended January 31, 2007 , or twelve months ended January 31, 2006. Expenses for the one month ended May 31, 2008 were $4,709,927, for the twelve months ended April 30, 2008 were $14,889,731, for the three months ended April 30, 2007 were $4,890,565 , for the twelve months ended January 31, 2007 were $23,951,217 , and for the twelve months ended January 31, 2006 were $2,538,350.

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

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama.  Although we no longer hold an interest in MPSA, we continue to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs our exploration activities.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 16

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

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of US$1.00 per hectare during the first five years of the concession, US$2.50 per hectare in the sixth to the tenth years of the concession and US$3.50 per hectare thereafter.  Initially, the annual rental was approximately US$13,600 payable by MPSA and was funded pro rata by its shareholders.  The current annual rental is approximately US$34,000.  The concession was granted for a 20-year term with up to two 20-year extensions permitted subject to the requirement to begin mine development and to make a minimum investment, as described below.

Under the Ley Petaquilla, MPSA was required to begin mine development by May 2001.  However, MPSA was able to defer commencing development operations for one month for every month that the price of copper remained below US$1.155 per pound for up to a further five years (i.e., until May 2006 at the latest).  The Ley Petaquilla also requires MPSA to (i) make a minimum investment of US$400 million in the development of the Cerro Petaquilla Concession; (ii) deliver an environmental report to the General Direction of Mineral Resources of the Ministry of Commerce and Industiries (“MICI”) for evaluation; (iii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extradition will take place; (iv) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (v) post letters of credit in support of required compliance and environmental protection guarantees; (vi) annually pay surface canons; (vii) annually pay royalties for extracted minerals; (viii) annually present to the MICI detailed reports covering operations and  employment and training; (ix) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (x) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, is attached to this Amendment No. 2 as Exhibit 4.V. and an English translation of the law has also been provided as Exhibit 4.W.

We have a history of net losses, an accumulated deficit and a lack of revenue from operations.

We have incurred net losses to date.  Our deficit as of May 31, 2008, was $85,065,382.  We have not yet had any revenue from the exploration activities on our properties.  The Molejon gold property is our most advanced property.  Even if we generate future revenue from any of our properties, including the Molejon gold property, we may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future and recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of our mineral deposits reach commercial production.

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

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 17

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

Our current or planned operations, including development activities and commencement of production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on our various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 18

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

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 19

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A.  History and Development of the Company

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

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 20

(iv)

Petaquilla Minerals, S.A. owns all of the issued shares of Instituto Petaquilla, S.A., a Panamanian corporation formed on April 23, 2007, to conduct training and education programs for our personnel.

(v)

Petaquilla Minerals, S.A. owns all of the issued shares of Brigadas Verdes, S.A., a Panamanian corporation formed on March 27, 2007, to coordinate and manage reforestation activities.

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

(x)

Petaquilla Infrastructure Ltd. owns all of the issued shares of Petaquilla Infraestructura Ltd. incorporated in the British Virgin Islands on February 21, 2008.

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

In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by MPSA was approved by Ministerial Resolution.  The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession lands and the first phase of the Plan focuses on the advancement of the Molejon gold deposit by our company commencing in 2006.  Subsequent phases of the plan will be the responsibility of MPSA, the joint venture company in which we no longer hold an interest.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 21

As at May 31, 2008, we incurred the following costs related to the Molejon gold deposit (except as noted below for Rio Belencillo).  These costs have been capitalized on our audited consolidated balance sheet as mineral property costs:

Trenching – Molejon	$ 4,308,854
Trenching – Rio Belencillo	48,872
Camp costs	6,158,386
Transportation	250,126
Drilling costs	11,046,825
Indirect drilling costs	1,106,528
Geologist	1,128,193
Topography	153,571
Engineering and design	517,156
Engineering and consulting	2,807,641
Technical support	120,272
Property permits	408,381
Water samples	3,857
Environment	488,040
Communications	192,370
Logistics	395,581
Plant equipment	3,927,704
Communications - plant	6,179
Plant – site	22,272,755
Roads	1,634,057
Roads agreements	105,939
Bridges	50,261
Deferred amortization on mining equipment	3,938,717
Reclamation costs	4,400,000
Stock-based compensation	723,668
Accreted interest	955,682
$67,149,615

Mineral Properties - Other

We hold various interests in other land concession areas adjacent to the Cerro Petaquilla Concession lands in Panama, including the Rio Belencillo and Rio Petaquilla Concessions.

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

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 22

At our Annual General Meeting of Shareholders held on November 6, 2007, the following Board members stood for election and were duly re-elected: Ralph Ansley, Robert Baxter, John Cook, Richard Fifer, and Marco Tejeira.  Tony M. Ricci, who had been serving as our interim Chief Financial Officer while we conducted our search for a full-time Chief Financial Officer, stepped down when Bassam Moubarak was appointed as Chief Financial Officer on February 11, 2008.  On July 7, 2008, Dr. Ralph Ansley resigned from our Board citing medical reasons.

At our Annual General Meeting of Shareholders held on November 18, 2008, the following Board members stood for election and were duly re-elected:  Robert Baxter, John Cook, and Richard Fifer.  Gaston Araya and John Resing were proposed for election for the first time and were duly elected to the Board.  Bassam Moubarak and Graham Scott continued in their roles as Chief Financial Officer and Corporate Secretary, respectively, and on December 1, 2008, Joao Manuel joined the Company in the capacity of Chief Operating Officer.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

At May 31, 2008, we incurred $67,100,743 in Molejon property expenses and $48,872 in Rio Belencillo property expenses for a total of $67,149,615 that has been capitalized as mineral property costs.  On February 10, 2005, we sold 500,000 of our own shares on the Toronto Stock Exchange (“TSX”) at a price of $0.65 per share.  These shares were previously issued and reacquired by us some years ago pursuant to an issuer bid.  Accordingly, there was no change to the number of shares issued and outstanding as a result of this sale.  The proceeds of the sale were directed towards general working capital purposes.

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

Public Takeover Offers

During the one-month period ended May 31, 2008, the 12-month period ended April 30, 2008, the three-month period ended April 30, 2007, the 12-month period ended January 31, 2007, and the 12-month period ended January 31, 2006, we did not receive any public takeover offers from third parties nor did we make any such takeover offers.

4.B.  Business Overview

Molejon Property – Panama

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Our primary focus has been the exploration of the Molejon gold deposit and other mineral properties in the Republic of Panama.

The Republic of Panama, through the Ministry of Commerce and Industry, is the regulatory body overseeing the Cerro Petaquilla Concession and potential future development thereof.  Law No. 9, the Ley Petaquilla, passed by the Legislative Assembly of Panama on February 26, 1997, is a project-specific piece of legislation dealing with the orderly development of the Cerro Petaquilla Concession, including the Molejon gold deposit.  The Ley Petaquilla could be amended by the government of Panama through the enaction of a subsequent law but no such law has been enacted since the Ley Petaquilla legislation passed in February 1997.  At that time, the Ley Petaquilla granted a mineral exploration and exploitation concession to MPSA, a Panamanian company formed in 1997 to hold the 136 square kilometer Cerro Petaquilla Concession.  Our Molejon property comprises approximately 10% of the Cerro Petaquilla lands.

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 23

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

There were no competing bidders for the concession at the time the Ley Petaquilla was enacted and the concession was granted for an initial 20-year term with two 20-year extensions permissible subject to the requirements to begin mine development and to make a minimum required investment.  In 2005, we and our former partners in MPSA delivered the Plan to the Government of Panama and the Plan was approved by Ministerial Resolution in September 2005.  Development of the Molejon gold mineral deposit by our company commencing in 2006 forms the first phase of the Plan.  Subsequent phases of the Plan will be the responsibility of MPSA.

This government’s approval of the Plan resulted in the extension of the land tenure for an initial 20-year period commencing September 2005, subject to MPSA meeting certain other ongoing development and operational conditions.  In addition, pursuant to the Ley Petaquilla, in order to maintain the Cerro Petaquilla Concession in good standing, we and MPSA must continue to meet certain obligations.

The Ley Petaquilla comprises the agreement between the Republic of Panama and the corporation of Minera Petaquilla, S.A. and its affiliates and expresses each party’s rights and obligations.  The majority of our obligations require that the Republic of Panama be provided with a variety of reports, studies and work plans, payment of surface canons, access and use of port installations, evidence of bonding, etc.  An example of an obligation that requires government approvals concerns the environment and states that an Environmental Feasibility Study specific to the project area in which the respective extradition will take place must be submitted to the General Direction of Mineral Resources of the Ministry of Commerce and Industries.  Said study shall be evaluated and its approval, modification or rejection shall be defined within a term of 45 days counted as of the date of its presentation to the General Direction of Mineral Resources.  After the end of this term, if there is no statement from the General Direction of Mining Resources, the Environmental Feasibility Study shall be considered approved.  For complete disclosure of Panama’s requirements, please refer to Exhibit 4.V., Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, attached to this Amendment No. 2. An English translation of the law has also been provided as Exhibit 4.W. to this Amendment No. 2.

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 24

CORPORATE ENTITIES as at November 6, 2009

Existing SHAREHOLDERS
PETAQUILLA MINERALS LTD. [British Columbia corporation]
ADRIAN RESOURCES (BVI) LTD. [British Virgin Islands corporation]
PETAQUILLA INFRASTRUCTURE LTD. [British Columbia corporation]
PETAQUILLA INFRAESTRUCTURA LTD. [British Virgin Islands corporation]
PETAQUILLA MINERALS, S.A. [Panama corporation]
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
50.2%
AQUA AZURE, S.A. [Panama corporation]
PETAQULLA INFRAESTRUCTURA, S.A. [Panama corporation]

Form 20-F/A_Amendment No.2_Transition Period Ended 2008 May 31	Page 25

4.D.  Property, Plants and Equipment

All our properties are in the exploration stage and are without a known body of commercial ore.  Although an open pit mine is planned and a gold processing plant is currently being commissioned at the Molejon gold property, we currently have no mineral producing properties and have not generated any revenue from any mineral producing properties in the one month ended May 31, 2008, the 12 months ended April 30, 2008, the three months ended April 30, 2007, the 12 months ended January 31, 2007, and the 12 months ended January 31, 2006 .

Cerro Petaquilla Concession, Panama

Introduction

The Cerro Petaquilla Concession is largely held by MPSA although, pursuant to the 2005 Molejon Gold Project Agreement, we hold the rights to the Molejon gold deposit found within the concession lands as well as to other gold and precious metal mineral deposits that might be developed within Cerro Petaquilla Concession.  This concession contains a large copper-gold porphyry system and our epithermal gold deposit, Molejon, is amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with the Molejon gold deposit.

Our activities are focused on the Molejon gold deposit and the first phase of the Plan submitted by MPSA and approved by the Government of Panama in 2005.  We have begun construction and development of the area for the purposes of extracting ore from the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Cerro Petaquilla Concession, and those within our wholly owned properties surrounding the Cerro Petaquilla Concession.

Property Location

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 26

Location, Access & Physiography

Although we are currently focusing on the Molejon gold project located on the Cerro Petaquilla Concession, we also hold the rights to 659 square kilometres of virtually unexplored land surrounding the known deposits of the Cerro Petaquilla Concession including various interests in the Rio Belencillo and the Rio Petaquilla Concessions adjacent thereto.

A map of the various concession lands located in north-central Panama with the 136-square kilometre Cerro Petaquilla Concession highlighted in the colour blue is shown below:

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 27

Close-up of the 136-square kilometre Cerro Petaquilla Concession with the Molejon deposit area cross-hatched in red:

The concession lands are located approximately 75 miles west of Panama City, six miles from the Caribbean coast and lie within the Donoso District of the Province of Colon in the Republic of Panama.  The Cerro Petaquilla Concession, specifically, is located 20 kilometres inland from the Caribbean coast and elevation within the concession boundaries ranges between 70 metres and 350 metres above sea level.  The Cerro Petaquilla Concession falls within the rainfall shadow of the Continental Divide and the terrain is generally rugged and covered with heavy rainforest vegetation.  The climate of the Cerro Petaquilla Concession is characteristic of tropical rainforests.  Precipitation is high throughout the year with annual rainfall averaging at least 4,700 mm in the concession area.  The heaviest precipitation is evenly distributed from May to December and the months of January to April are typically the driest months.

Access to the Molejon gold property within the Cerro Petaquilla Concession is by road or helicopter.  We have completed construction of the 28-kilometre Llano Grande–Coclesito dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site.  As part of the Llano Grande-Coclesito Road Improvement Project, the Cascajal Bridge has been completed and was inaugurated January 16, 2007, by the Minister of Public Works of Panama.  One more bridge spanning the San Juan River is also now complete.  This road replaces a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work.  While the road has initially been designed to provide access to the mine site, it will ultimately comprise part of a future expansion of the national road network connecting communities with the region.  Thirty kilometres of gravel road connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network, and the Pan-American Highway to the south.  This road will also be upgraded to rural paved status as part of ongoing development work.

Plants and Equipment

Currently, a gold-processing surface plant that will initially utilize three ball mills and a carbon-in-pulp processing facility is under construction and near completion.  Ball mills are operational, and construction of leach tanks, carbon-in pulp tanks, and pulp and tailings thickeners is complete.  The ADR plant building and the CN detoxification system are 100% complete.  The carbon, acid wash and elution columns are mounted, the regeneration kiln structure and frames are mounted, and six generator sets are in place and functioning.  The emergency pond is complete.  Tailings pond no. 2 is being completed in three stages, of which two have been finalized.

The final construction item – completion of the plant’s crushing system – is expected to be finished in fiscal 2010.  Commissioning of the Molejon gold plant is currently underway.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 28

Title

Cerro Petaquilla Concession – Panama

Prior to October 18, 2006, we owned, through our indirect share ownership in MPSA, a 52% interest in the Cerro Petaquilla Concession.  Specifically, our company’s 52% ownership of MPSA was held through our wholly owned subsidiary of Georecursos Internacional, S.A. (“Georecursos”).  On October 18, 2006, we entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”), whereby we effectively transferred ownership of Georecursos to Copper, and, thereby, our interest in the copper assets within the Cerro Petaquilla Concession lands to Copper.

We retain the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that may be developed within the Cerro Petaquilla Concession and continue to operate under the Ley Petaquilla as does the joint venture company, MPSA.

Molejon Property – Panama

With the above noted and as per the Molejon Gold Project Agreement dated June 2, 2005, the shareholders of MPSA agreed to separate the gold deposit and other precious metal mineral deposits that might be developed from the copper mineral deposits within the Cerro Petaquilla Concession.  The agreement provides for our company, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Cerro Petaquilla Concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to shareholders of MPSA.

Pursuant to the contract law under which the Cerro Petaquilla Concession was granted by the Government of the Republic of Panama, our company with our then partners delivered the phased Plan to the Government of Panama.  In September 2005, the multi-phase Plan submitted to the Government of Panama by MPSA was approved by Ministerial Resolution.  This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to MPSA meeting certain other development and operational conditions on an ongoing basis. The land tenure provides for two additional 20-year terms that are also subject to MPSA meeting certain other ongoing development and operational conditions.

The Molejon gold mineral deposit, owned 100% by our company, forms part of the Cerro Petaquilla Concession lands and the first phase of Plan focuses on the development of the Molejon gold deposit by our company commencing in 2006.  The development of the Cerro Petaquilla copper deposit is included in subsequent phases of the plan, and is the responsibility of MPSA.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 29

Mineral Properties – Other

We hold various interests in other land concession areas adjacent to the Cerro Petaquilla Concession in Panama, including the Rio Belencillo and Rio Petaquilla Concessions.

By an agreement dated May 7, 2005, and amended on June 10, 2005, Gold Dragon has an option to purchase all of our company’s interest in the Rio Belencillo and Rio Petaquilla Concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying us $1,152,400.  This sum is payable in common shares of Gold Dragon.

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

Exploration - Results Obtained by Us or on Our Behalf

In October 2005, we received an NI 43-101 compliant mineral resource estimate on the Molejon gold deposit from SRK Consulting (Canada) Inc. (“SRK”).  SRK estimated inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au.  We used a cut off grade at 0.5g/t for all resources estimates since other mines in the Central America region have operated profitably at a gold price of $500 per ounce using a resource estimate at this cut off. Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in the following table.

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

The October 2005 SRK report represents an increase of 35% over a pre-NI 43-101 resource estimate of 7.8 million tones grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 30

At the same time, we commenced, and during the course of 2006 completed, a 14,005-metre diamond-drilling program at the Molejon gold deposit.  The drilling program was threefold.  First, the majority of drilling, or 11,398 metres, consisted of infill drilling in the southern part (the starter pit area) of the deposit to bring the separation between existing drill holes down to 20 to 35 metres.  The Molejon gold deposit was previously diamond drilled in a 124-hole program conducted by Teck Corporation, Inmet Mining Corporation and us (formerly Adrian Resources Ltd.) in 1994-95 on 50-metre grid lines with 40 to 70 metres between holes.  Second, additional resource drilling totaling 1,627 metres was performed on areas where trenching had identified new targets.  Third, the remaining approximately 980 metres focused on condemnation drilling and established the location for the 2,200 tonne per day plant currently being constructed.  Geotechnical drilling was also performed in order to characterize construction conditions.

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

In early 2007, we continued drilling by commencing a minimum 40,000 metre exploration and development diamond-drill program focusing on the 20 square kilometer area known as the El Real Trend, which includes our 100% owned Molejon deposit and Copper’s Botija Abajo/Brazo project zones, and which is open in three directions.  In August and September 2007, we released results and details concerning this drill program along the El Real copper gold trend.  At the time, we and Copper had jointly been active in five different zones in the Cerro Petaquilla Concession with six drill rigs working on the El Real mineralized gold and copper trend between Molejon and Botija Abajo/Brazo.  Results from several drill holes indicated the zone may be much larger in size than previously estimated, that the area had a new silver zone and confirmed the mineralized trend between the Botija Abajo, Botija Abajo West, Brazo and Molejon open pit. The overall goal of this large scale, wide spaced drill program was to identify and delineate the many targets on the El Real Trend and tie the Botija Abajo/Brazo zone to the Molejon open pit gold deposit.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 31

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 32

The recent modeling effort included a complete review of the drilling, geology, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures used during the exploration of the Molejon gold deposit.  The on-site independent qualified person, Sean C. Muller, P. Geo., a Qualified Person under NI 43-101, oversaw the drilling program ensuring that the appropriate quality assurance protocols were being followed and that the data was being qualified under strict quality controls. He observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict quality assurance/quality control protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

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

The independent qualified person, Cathryn Stewart, P. Geo., verified that recent drilling, sample preparation and laboratory procedures utilized for the Molejon project met NI 43-101 standards. Strict quality assurance/quality control protocols have been defined and implemented for the submission of blanks, standards and duplicate core samples to the laboratory.  Samples were analyzed at ALS Chemex Labs Ltd.

Outlook – 2010

Molejon

We are focusing on bringing our Molejon gold deposit to production and are currently in the process of commissioning the mill. In addition, with the establishment of base camp and logistics across our other concessions, we plan to expand our exploration efforts during the fiscal year ending May 31, 2010.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 33

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 34

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 35

Mineralization

LEYEND
DEPOSITS
Au MINERALIZATION
Cu/Au Mineralization
MOLYBDENUM ANOMALY
PETAQUILLA BATHOLITH
RIVERS
MOLEJON AREA
CONCESIONS
GOLD DRAGON
MINERA PETAQUILLA
PETAQUILLA MINERALS
N
1:75,000
0 1 2 4
Miles
Caribean Sea
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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 36

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

Molejon

Since our company’s Plan of Arrangement with Copper effective October 18, 2006, we have focused on our Molejon Gold Project.  For a summary of the latest technical report announced in October 2007, please refer to “Item 4.D. Property, Plants and Equipment – Exploration - Results Obtained by Us or on Our Behalf”.

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

In the elections held May 2, 2004, Martin Torrijos won a clear victory as President gaining 47% of the votes and outdistancing his closest rival with 31%. President Torrijos' party, PRD, also performed strongly in legislative and local races held the same day.  Unlike the previous administration, President Torrijos' party holds a majority of Senate seats.

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

We note that the comparative overall country risk rating for Panama by The Economist Intelligence Unit is in the mid-range, both globally and regionally, as follows:

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 37

Countries	Month	Score	Overall Country Risk Rating (AAA=least risky, D=most risky)	Outlook
Argentina	February 2009	64	CCC	Stable
Bolivia	February 2009	56	B	Stable
Brazil	February 2009	45	BB	Stable
Chile	February 2009	30	A	Stable
Columbia	February 2009	46	BB	Stable
Costa Rica	February 2009	55	B	Stable
Ecuador	February 2009	74	CC	Stable
Guatemala	February 2009	49	BB	Stable
Honduras	February 2009	58	B	Negative
Mexico	February 2009	42	BBB	Stable
Panama	February 2009	47	BB	Stable
Peru	February 2009	38	BBB	Stable
Venezuela	February 2009	60	B	Negative

Rating Band Characteristics
AAA	Capacity and commitment to honour obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honour obligations not in question.
A	Capacity and commitment to honour obligations strong.
BBB	Capacity and commitment to honour obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honour obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honour obligations currently, but very susceptible to changes in economic climate
CCC	Questionable capacity and commitment to honour obligations. Patchy payment record.
CC	Somewhat weak capacity and commitment to honour obligations. Patchy payment record. Likely to be in default on some obligations.
C	Weak capacity and commitment to honour obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honour obligations. Poor payment record. Currently in default on significant amount of obligations.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 38

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

The holder of an exploration concession has the exclusive right to obtain an exploitation concession for the subject area upon determining that the minerals covered by the concession may be produced in commercial quantities through a separate request to the Government of Panama.  Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between US $0.75 and US $4.00 per hectare.  Rental rates for metallic minerals like copper, iron, zinc, aluminum and precious metals like gold and silver, are US$1.00 per hectare for the first 5 years, US$2.00 from the sixth to the tenth year, and US $3.00 the eleventh year and thereon.  A 2% gross overriding royalty on the value received for all minerals mined from the concession is payable to the Government of Panama. However, this overriding royalty will be 4% for minerals of higher commercial value like gold and silver.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 39

Item 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.  Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, our operations would, to a significant extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  We do not currently have any producing properties and our operations on our various properties are currently limited to exploratory searches for mineable deposits of minerals.  We are hopeful that our activities on the Molejon deposit will both expand the reserves and classify the reserves as proven mineral reserves.  However, there is no guarantee such results will be obtained.  During the 13-month period ended May 31, 2008, we were primarily engaged in the continued exploration of our Molejon property in Panama.  As a result, our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control.  See "Item 3 -  Key Information – 3.D. Risk Factors”.

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

Restatement of U.S. GAAP Financial Statements

Certain capital assets purchased in the twelve months ended January 31, 2007 were originally included in mineral properties and were incorrectly expensed for accounting purposes under U.S. GAAP.  We have restated our U.S. GAAP financials, the effect of which is to decrease mineral properties expensed under U.S. GAAP by $3,901,761, increase total assets under U.S. GAAP by $3,901,761 and increase shareholders’ equity under U.S. GAAP by $3,901,761 at each of May 31, 2008 and April 30, 2007.

Debt issuance costs of $3,808,672 were written off during the month ended May 31, 2008 rather than being capitalized.  The effect of the restatement is to increase deferred debt issuance costs under U.S. GAAP by $3,808,672, decrease debt issuance costs expensed under U.S. GAAP by $3,808,672 and increase shareholders’ equity under U.S. GAAP by $3,808,672.

As a result of a review of the accounting for the investment in Copper under U.S. GAAP, the presentation of the investment balance and the dilution gains and equity losses have been adjusted.  The effect of these adjustments is to increase the investment in Copper at May 31, 2008 by $2,394,474, and increase shareholders’ equity by $2,394,474.

The effect of the restatement is summarized in the tables below.

Consolidated Balance Sheet	May 31, 2008 as		Adjustment	May 31, 2008
	previously reported			restated
Mineral properties expensed under U.S. GAAP	$(67,149,615)		$3,901,761	$(63,247,854)
Equity investments	-		$2,394,474	$2,394,474
Total assets – U.S. GAAP	$30,880,450		$10,104,907	$40,985,357
Shareholders’(deficit) equity - U.S. GAAP	$(15,565,640)		$10,104,907	$(5,460,733)

Consolidated Statement of Operations and	May 31, 2008 as		Adjustment	May 31, 2008
Comprehensive Loss and Deficit	previously			restated
	reported
Debt issuance costs	$3,974,266	$	(3,808,672)	$165,594

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 40

Consolidated Balance Sheet	April 30, 2007 as	Adjustment	April 30, 2007
	previously reported		restated
Mineral properties expensed under U.S. GAAP	$(31,236,455)	$3,901,761	$(27,334,694)
Total assets – U.S. GAAP	$13,537,910	$3,901,761	$17,439,671
Shareholders’ equity – U.S. GAAP	$1,794,164	$3,901,761	$5,695,925

Restatement of January 31, 2007 Interim Financial Statements and May 31, 2008 Balance Sheet

During the fourth quarter of fiscal 2009, we concluded that:

•

The accounting for the spin-out of Copper was not properly recorded in the financial statements for the period ended January 31, 2007;

•

Stock-based compensation relating to the options issued prior to the Plan of Arrangement was not properly recorded in the financial statements for the period ended January 31, 2007;

•

Certain capital assets were recorded as mineral properties in the financial statements as at January 31, 2007;

•

Dilution gains and equity losses for the equity investment in Copper which were applicable to the twelve months ended January 31, 2007 were not recorded in that period; and

•

The carrying value of the investment in Copper was not correctly recorded during the period ended May 31, 2008.

The Plan of Arrangement, whereby each of our shareholders as at 12:01 a.m. on October 18, 2006, was entitled to receive one common share of Copper for each common share of our company held, was accounted for in the twelve months ended January 31, 2007, based on a tentative plan.  According to the terms of the initial plan, Copper was to receive $5,500,000.  The plan was later finalized and this amount was no longer required to be transferred to Copper.  The effect of this change to the January 31, 2007 financial statements was to decrease the amount payable to a related company by $2,856,227, increase the amount receivable from a related company by $2,143,773, decrease the amount distributed to Petaquilla Copper Ltd. by $5,500,000 and increase the investment in Petaquilla Copper Ltd. by $500,000.  The receivable from a related company relates to mineral property costs and general administrative expenses of Copper that were funded by the Company.

Incorrect accounting was applied to options issued prior to the Plan of Arrangement.  The effect of the adjustment to the January 31, 2007 financial statements was to increase stock-based compensation by $7,000,840, increase contributed surplus by $4,244,807, increase share capital by $2,874,427 and increase mineral properties by $118,394.

Certain capital assets acquired during the twelve months ended January 31, 2007 were incorrectly recorded as mineral properties.  As a result, equipment was understated by $4,015,000, accumulated amortization on production equipment was understated by $480,430 and mineral properties were overstated by $3,534,570. The effect of the adjustment to the January 31, 2007 financial statements is an increase in property and equipment by $3,534,570 and a decrease in mineral properties of $3,534,570.

The Company was required to record the investment in Copper using the equity method commencing October 18, 2006, the date of the Plan of Arrangement.  Dilution gains resulting from the issue of additional shares by Copper as well as our proportionate share of losses incurred by Copper were required to be recorded by us in the period in which these transactions occurred.   Due to the inability of Copper to provide information on a timely basis, the dilution gain and equity loss for the twelve months ended January 31, 2007 were not recorded until the period ending April 30, 2007.  The result of the adjustment required to the January 31, 2007 financial statements was to increase the investment in Copper by $2,074,818 , increase the gain on dilution of equity investment by $2,268,465 and increase the loss from equity investment by $193,647.

The proceeds used in the calculation of dilution gains did not include transaction costs and the gain on sale of Copper shares did not exclude the gain attributable to our equity interest in Copper.  As a result, the investment in Copper was overstated at May 31, 2008 by $1,200,000. The impact of these adjustments is reflected in the 12 month period ended April 30, 2008 which was previously presented as part of the 13 month period ended May 31, 2008.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 41

The effect of the adjustments on the financial statements is summarized in the tables below.

Consolidated Balance Sheet	January 31, 2007 as	Adjustment	January 31, 2007
	previously reported		restated
Amount receivable from a related company	$-	$2,143,773	$2,143,773
Investment in Petaquilla Copper Ltd.	$-	$2,574,818	$2,574,818
Property and equipment	$1,686,480	$3,534,570	$5,221,050
Mineral properties	$26,304,170	$(3,416,174)	$22,887,996
Amount payable to a related company	$2,856,227	$(2,856,227)	$-
Contributed Surplus	$5,201,477	$4,244,807	$9,446,284
Share Capital	$87,696,672	$2,874,427	$90,571,099
Deficit	$(73,651,067)	$573,977	$(73,077,091)

Consolidated Statement of Operations	January 31, 2007 as	Adjustment	January 31, 2007
and Comprehensive Loss and Deficit	previously reported		restated
Stock-based compensation	$(10,007,962)	$(7,000,840)	$(17,008,802)
Gain on dilution of equity investment	$-	$2,268,465	$2,268,465
Loss from equity investment	$-	$(193,647)	$(193,647)
Amount distributed to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Net loss and comprehensive loss	$(6,592,435)	$(4,926,024)	$(21,518,459)
Basic and diluted loss per share	$(0.21)	$(0.07)	$(0.28)

Consolidated Statement of Cash Flows	January 31, 2007 as	Adjustment	January 31, 2007
	previously reported		restated
Operating activities:
Stock-based compensation	$10,007,962	$7,000,840	$17,008,802
Gain on dilution of equity investment	$-	$(2,268,465)	$(2,268,465)
Loss from equity investment	$-	$193,647	$193,647
Total operating activities	$10,007,962	$4,926,022	$14,933,984
Investing activities:
Advances from (to) Petaquilla Copper Ltd.	$2,856,227	$(5,000,000)	$(2,143,773)
Acquisition of property and equipment	$(1,737,388)	$(4,015,000)	$(5,752,388)
Investment in mineral properties	$(23,914,401)	$4,526,557	$(19,387,844)
Distribution to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Purchase of equity investment	$-	$(500,000)	$(500,000)
Total investing activities	$(28,295,562)	$511,557	$(27,784,005)

Consolidated Balance Sheet	May 31, 2008 as	Adjustment	May 31, 2008
	previously reported		restated
Investment in Petaquilla Copper Ltd.	$9,452,421	$(1,200,000)	$8,252,421
Deficit	$(83,865,382)	$(1,200,000)	$(85,065,382)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 42

One Month Ended May 31, 2008 Compared to One Month Ended May 31, 2007

Summarized Financial Information

	One Month Ended	One Month Ended
	May 31, 2008	May 31, 2007
		(unaudited)
EXPENSES
Consulting fees	$21,174	$98,973
Amortization	35,517	145,711
Stock-based compensation	77,902	703,001
Debt issuance costs	3,974,266	-
Other expenses	601,068	643,501
Total expenses	(4,709,927)	(1,591,186)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,105	(158,400)
Loss from equity investment	(230,788)	(420,586)
Gain on dilution of equity investment	-	3,191,618
Other	132,465	74,688
	196,782	2,687,320
Net earnings (loss) and comprehensive earnings (loss) for the period	$(4,513,145)	$1,096,134
Basic and diluted earnings (loss) per share	$(0.05)	$0.01
Basic weighted average number of common shares outstanding	93,131,030	90,893,766
Diluted weighted average number of common shares outstanding	93,131,030	95,811,357

We did not generate revenue from operations during the one month ended May 31, 2008 or the one month ended May 31, 2007.

Expenses for the one month ended May 31, 2008 were $4,709,927 compared to $1,591,186 for the one month ended May 31, 2007, an increase of $3,118,741.  The increase was attributable to debt issuance costs of $3,974,266 related to the senior secured notes financing in May 2008.  There were no debt issuance costs during the one month ended May 31, 2007.  This increase was partially offset by a decrease of $625,099 in stock-based compensation expense.  The decrease is related to a lower number of options vesting during the one month ended May 31, 2008.

Other income for the one month ended May 31, 2008 was $196,782 compared to $2,687,320 for the one month ended May 31, 2007.  The decrease in other income is largely due to the gain on dilution of equity investment of $3,191,618 recorded in the one month ended May 31, 2007.  There was no dilution gain recorded during the one month ended May 31, 2008 as there were no additional shares issued by Copper during that period.  This decrease was partially offset by a foreign exchange gain of $295,105 for the one month ended May 31, 2008 compared to a foreign exchange loss of $158,400 for the one month ended May 31, 2007.  The foreign exchange gain reflects the increase in value of the Canadian dollar relative to the United States dollar, affecting the valuation of the Company’s liabilities which are predominantly denominated in United States dollars.

The net loss for the one month ended May 31, 2008 was $4,513,145 or $(0.05) per share compared to net earnings of $1,096,134 or $0.01 per share for the one month ended May 31, 2007.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 43

12 Months Ended April 30, 2008, Compared to 12 Months Ended April 30, 2007

Financial Results for the Twelve Months Ended April 30, 2008

Twelve months ended April 30, 2008
EXPENSES
Accounting and legal (Note 18)	1,333,876
Accretion of asset retirement obligation (Note 24)	312,977
Consulting fees (Note 18)	962,905
Amortization	352,717
Filing fees	88,784
Investor relations and shareholder information	1,034,572
Office administration	2,418,781
Rent (Note 18)	125,025
Stock-based compensation (Notes 15 and 16)	5,676,183
Travel	877,859
Wages and benefits (Note 18)	1,706,052
Total expenses	(14,889,731)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	1,375,774
Interest income	54,575
Interest on long-term debt	(70,176)
Asset usage fees (Note 18)	129,345
Gain on sale of equity investment (Note 18)	4,037,182
Power and drilling services	79,406
Loss from equity investment (Note 6)	(4,484,625)
Gain on dilution of equity investment (Note 6)	12,737,095
Total other income (expenses)	13,858,576
Net (loss) and comprehensive (loss) for the period	(1,031,155)
Deficit, beginning of period	(79,521,082)
Deficit, end of period	(80,552,237)
Basic and diluted (loss) per share	(0.01)
Basic and diluted weighted average number of common shares outstanding	93,131,030

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 44

	12 Months	3 Months	3 Months	12 Months
	Ended	Ended	Ended	Ended
	January 31,	April 30,	April 30,	April 30,
	2007	2007	2006	2007
			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$490,351	$236,578	$94,313	$632,616
Consulting fees	756,453	320,908	155,874	921,487
Amortization	335,912	135,397	33,423	437,886
Filing fees	76,329	6,339	4,153	78,515
Investor relations and shareholder information	1,114,102	153,403	149,527	1,117,978
Office administration	795,840	176,097	114,512	857,425
Rent	141,187	38,310	17,837	161,660
Mineral property costs	-	-	5,937	(5,937)
Stock-based compensation	17,008,802	3,377,468	58,059	20,328,211
Travel	1,419,788	266,748	169,698	1,516,838
Wages and benefits	1,812,453	179,317	165,611	1,826,159
Total expenses	(23,951,217)	(4,890,565)	(968,944)	(27,872,838)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	40,718	(877,565)	(35,152)	(801,695)
Gain on sale of marketable securities	21,191	-	21,191	-
Interest income	296,031	56,849	82,817	270,063
Interest on long-term debt	-	(68,240)	-	(68,240)
Asset usage fees	-	103,348	-	103,348
Loss from equity investment	(193,647)	(1,579,353)	-	(1,773,000)
Gain on dilution of equity investment	2,268,465	811,535	-	3,080,000
Total other income (expenses)	2,432,758	(1,553,426)	68,856	810,476
Net loss and comprehensive loss for the period	$(21,518,459)	$(6,443,991)	$(900,088)	$(27,062,362)
Basic and diluted loss per share				$(0.34)
Basic and diluted weighted average number of common shares outstanding				79,992,262

Expenses for the 12 months ended April 30, 2008, decreased by $12,983,107 to $14,889,731 compared with $27,872,838 for the 12 months ended April 30, 2007, due to the following: (i) a decrease in stock-based compensation of $14,652,028, due to fewer options being granted and the decreasing fair market value of the Company’s common shares; (ii) a decrease in travel expense of $638,979 due to fewer employees and consultants traveling abroad; (iii) an increase in office administration costs of $1,561,357 due to an increase in insurance expense, additional employees, rent for new offices in Panama and donations to local social programs; (iv) an increase in accounting and legal of $701,260 expenses due to additional work performed as a result of the increase in activities of the Company; and (v) accretion of asset retirement obligation of $312,977.

In the 12 months ended April 30, 2008, other income increased by $13,048,100 to $13,858,576 compared with $810,476 for the 12 months ended April 30, 2007.  The increase in other income is due to the following: (i) the Company  recorded a foreign exchange gain of $1,375,774 compared with a foreign exchange loss of $801,695 for the 12 months ended April 30, 2007, which was primarily the result of a significant increase in the exchange rate from Canadian dollars to United States dollars; (ii) the Company recorded a gain of $4,037,182 on the transfer of 1,815,069 Copper shares back to Copper in settlement of the amount owing to Copper as at December 31, 2007, with no such gain recorded in the prior 12 months; (iii) the Company  recorded $79,406 from power and drilling services provided to Copper compared to nil in the 12 months ended April 30, 2007, due to no such services being provided in that period; (iv) the Company earned interest income of $54,575 compared with $270,063 for the 12 months ended April 30, 2007, due to lower cash balances during the 12 months ended April 30, 2008; and  (v) the Company recorded an equity loss of $4,484,625 compared with $1,773,000 in the 12 months ended April 30, 2007, and a dilution gain of $12,737,095 compared with $3,080,000 in the 12 months ended April 30, 2007, related to its investment in Copper.  The equity loss reflects the Company’s portion of the losses that are attributed to its percentage ownership in Copper and the dilution gain resulted from the difference between the Company’s carrying cost of Copper and the amount paid up for each Copper share issued.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 45

The net loss for the 12 months ended April 30, 2008, was $1,031,155 or $(0.01) per basic and diluted share compared to a net loss for the 12 months ended April 30, 2007 of $27,062,362 or $(0.34) per basic and diluted share.  The difference is largely accounted for by the decrease in stock-based compensation, the gain on dilution of the equity investment in Copper, the gain from the sale of Copper shares, and the foreign exchange gain.

Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007

Summarized Financial Information

	Three months	Three months
	ended April 30,	ended April 30,
	2008	2007
	(unaudited)
EXPENSES
Accounting and legal	$620,006	$236,578
Stock-based compensation	591,227	3,377,468
Travel	66,937	266,748
Other expenses	1,076,623	1,009,771
Total expenses	(2,354,793)	(4,890,565)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	(386,361)	(877,565)
Loss from equity investment (Note 6)	(905,384)	(1,579,353)
Gain on dilution of equity investment (Note 6)	50,670	811,535
Other	31,534	91,957
Total other income (expenses)	(1,209,541)	(1,553,426)
Net (loss) and comprehensive (loss) for the period	$(3,564,334)	$(6,443,991)

Basic and diluted earnings (loss) per share	$(0.04)	$(0.07)
Basic and diluted weighted average number of common shares outstanding	95,694,330	89,615,924

We did not generate revenue from operations during the three months ended April 30, 2008 or the three months ended April 30, 2007.

Expenses for the three months ended April 30, 2008 were $2,354,793 compared to $4,890,565 for the three months ended April 30, 2007, a decrease of $2,535,772.  This decrease was largely attributable to a decrease in stock-based compensation of $2,786,241 due to a fewer number of options vesting during the period and well as a decrease of $199,811 in travel.   This decrease was partially offset by an increase in accounting and legal of $383,428 related to higher audit fees for the 2008 year end audit.

Other expenses for the three months ended April 30, 2008 were $1,209,541 compared to $1,553,426 for the three months ended April 30, 2007, a decrease of $343,885.  This decrease was largely attributable to a lower foreign exchange loss of $491,204 as well as a lower loss from equity investment of $673,969.  The foreign exchange loss relates to the value of the Canadian dollar compared to the United States dollar and the loss from equity investment reflects the Company’s portion of the losses that are attributed to its percentage ownership in Copper.  The decreases were partially offset by a decrease in the gain on dilution of equity investment of $760,865.  The dilution gain resulted from the difference between the Company’s carrying cost of Copper and the amount paid by other investors for additional Copper shares issued.  The dilution gain is lower for the three months ended April 30, 2008 as fewer additional shares were issued by Copper during this period.

The net loss for the three months ended April 30, 2008 was $3,564,334 or $(0.04) per share compared to $6,443,991 or $(0.07) per share for the three months ended April 30, 2007.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 46

12 Months Ended January 31, 2007, Compared to Fiscal Year Ended January 31, 2006

We did not generate revenue from operations during the 12 months ended January 31, 2007, or during the fiscal year ended January 31, 2006.  Expenses for the 12 months ended January 31, 2007 were $23,951,217, a substantial increase from $2,538,350 for the year ended January 31, 2006.  The increase in expenses is primarily due to the escalation of our operations at the Molejon gold deposit.  Increased levels of operations including drilling, equipment procurement, plant construction, and construction of roads, bridges and other infrastructure have also led to increased general and administrative costs.  Our largest cash outflow in the 12 months ended January 31, 2007, was for capitalized expenditures relating to our mineral properties of $19,387,844, as compared to $2,197,611 in the prior year.  Stock-based compensation, a non-cash expense, increased to $17,008,802 compared to $410,301 in the prior year, as a result of options granted and vested during the period, options previously valued at grant date and revalued at approval date, and options arising from the Plan of Arrangement that were revalued on the Plan of Arrangement date.

During the 12 months ended January 31, 2007, we recorded a foreign exchange gain of $40,718, a gain on the sale of marketable securities of $21,191, interest income of $296,031, a loss of $193,647 from equity investment and a gain of $2,268,465 on dilution of equity investment.  During the fiscal year ended January 31, 2006, we recorded a foreign exchange loss of $77,647 and interest income of $48,239.

The net loss for the 12 months ended January 31, 2007, was $21,518,419 or $(0.28) per share compared to a net loss of $2,567,758 or $(0.05) per share for the fiscal year ended January 31, 2006.

5.B.  Liquidity and Capital Resources

In our management's view, given the nature of our activities, which consist of the acquisition, exploration, exploration management, and sale of mineral properties, the most meaningful and material financial information concerning us relates to our current liquidity and capital resources.  We do not currently own or have an interest in any mineral producing properties and have not derived any revenues from the sale of gold, copper or other materials in the last three financial years.  Our principal property, the Molejon gold deposit, is located in the Cerro Petaquilla Concession in Panama and, as a result our operations on the property may be subject to additional risks as more fully described in “Item 3 - Key Information – 3.D. Risk Factors”.

Our mineral exploration activities have been funded through sales of common shares and through debt financing.  We have not made use of any financial instruments for hedging purposes.  During the 12 months ended April 30, 2008, we raised funds from two private placements and during the one month ended May 31, 2008, we issued a senior secured notes debt financing.   On June 4, 2008 and July 9, 2008 we closed the remaining US$ 27,750,000 of our senior secured notes financing.  Net proceeds received were US$ 20,612,480. On September 19, 2008 we sold 100% of our 20,418,565 Petaquilla Copper shares for proceeds of $44,920,843 and repaid $38,355,744 (US$ 36,032,376) of the face value of our senior secured notes. The total amount paid including the 20% premium on redemption was $44,920,843 (US$ 43,238,852). On October 2, 2008 we issued a supplemental US$ 20,000,000 of our senior secured notes.  Net proceeds received were US$ 15,875,000.  In March 2009, we closed a convertible senior secured notes financing for US$ 40,000,000.

As a result of operational issues, the Company has been unable to meet its current production targets and requires additional funding in order to continue operations.  Management is currently in substantive negotiations with lenders to secure additional financing; however, there is no guarantee that management will be successful in its efforts.  Accordingly, there is substantial doubt about our ability to continue as a going concern.

We had material commitments for capital expenditures in the amount of $5,047,133 at May 31, 2008.    We have not generated any operating revenues to May 31, 2008 and have experienced recurring operating losses and accumulated a deficit of $85,065,382 as at May 31, 2008 (April 30, 2008 - $80,552,237, April 30, 2007 - $79,521,082, January 31, 2007 - $73,077,091 and  January 31, 2006 - $51,558,632). Also the Company had a working capital deficiency of $3,692,913 at May 31, 2008 (April 30, 2008 - $27,844,532, April 30, 2007 - $269,631 net working capital, January 31, 2007 net working capital of $5,920,199 and January 31, 2006 net working capital of $8,689,060). Our continued operations, as intended, are dependent upon our ability to raise additional funding to meet our obligations and to attain profitable operations.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 47

May 31, 2008, Compared with April 30, 2008

At May 31, 2008, our current assets totaled $13,532,332 and our working capital deficiency was $3,692,913 compared with current assets of $2,691,971 and a working capital deficiency of $27,844,532 at April 30, 2008 due to funds raised from our senior secured notes financing in May 2008.

At May 31, 2008, total liabilities were $56,273,751 compared to $40,311,556 at April 30, 2008 due to a senior secured notes balance at May 31, 2008 of $26,630,004 partially offset by a decrease of $8,722,589 in amount payable to a related party.

At May 31, 2008, we had total assets of $106,282,486 compared to $93,935,092 at April 30, 2008.

Share capital at May 31, 2008 was $105,858,083 (95,958,641 shares) compared to $106,487,564 (95,958,641 shares) at April 30, 2008.

The most significant contribution to working capital in the one month ended May 31, 2008, came from the issue of senior secured notes for net proceeds of $23,010,599 whereas, in the 12 months ended April 30, 2008, the most significant contribution to working capital came from advances from Copper of $18,043,254 and issuance of capital stock for net proceeds of $13,286,719.

In May 2008, we closed on a gross amount of $31,746,900 (US$32,250,000) comprising the first tranche of our US$60 million senior secured notes financing.  The notes issued with respect to this debt financing bear interest at an annual rate of 15% and will mature five years from date of issuance at 120% of the principal and are guaranteed, on a joint and several basis, by all of our and our subsidiaries’ assets.  We have the right to redeem the notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the notes. If the notes are redeemed within one year of issuance, all prepaid interest totalling $4,762,035 (US$4,875,000) shall be forfeited. After 24 months from the date of issuance of the notes, holders of the notes shall have the right to cause us to purchase all of our notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such notes to be purchased and (b) accrued and unpaid interest on the principal amount of the notes.  On an annual basis, the note holders can cause us to redeem notes equal to 35% of free cash flow.  Each of the 32,250 notes issued in this first tranche of the financing was issued with 382 share purchase warrants, thus, totalling 12,812,280 warrants inclusive of compensation warrants.   Each warrant entitles the holder to purchase one common share at $2.30 for a period of five years from the date of purchase. The warrants are subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15.  As we incurred $3,974,266 (US$4,029,536) in financing costs, the net amount received by us for this first tranche equalled $27,772,187.  For more information, please refer to "Item 8 -  Financial Information – 8.B. Significant Changes – Section (v)”.

April 30, 2008, Compared to April 30, 2007

At April 30, 2008, current assets totaled $2,691,971 compared to $6,914,192 at April 30, 2007.  The decrease is attributable to a decrease of $4,582,937 in amount receivable from related company.

At April 30, 2008, total liabilities were significantly higher at $40,311,556 compared to $11,743,746 as at April 30, 2007.  The increase is due to an increase in amount payable to a related company of $9,880,377, an increase in the operating credit line facility of $8,249,356, an increase in deferred services and materials of $4,308,299, an increase in accounts payable and accrued liabilities of $3,713,984, an increase in obligation under capital leases of $2,111,032 and an increase in bank overdraft of $914,568.

Our working capital deficiency was $27,844,532 at April 30, 2008, compared with working capital of $269,631 at April 30, 2007.  At April 30, 2008, we had long-term liabilities of $9,775,053 compared to $5,099,185 at April 30, 2007.

At April 30, 2008, we had total assets of $93,935,092  compared with $46,581,365 at April 30, 2007.  This is primarily a result of increases in capitalized project development costs and property plant and equipment.

Share capital at April 30, 2008, and April 30, 2007, was $106,487,564 (95,958,641 shares) and $91,596,035 (89,876,951 shares), respectively.

Operating expenses for the 12 months ended April 30, 2008, and the 12 months ended April 30, 2007, were $14,889,731, inclusive of general and administrative expenses, and $27,872,839, respectively.

The most significant contributions to working capital in the 12 months ended April 30, 2008, came from advances from Copper of $18,043,254 and issuance of capital stock, which provided net proceeds of $13,286,719.  The most significant contribution to working capital in the 12 months ended April 30, 2007, came from the issuance of capital stock which provided net proceeds of $29,657,761.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 48

In May 2007, we completed a non-brokered private placement issuing 1,387,879 units at a price of $2.00 per unit and 24,033 units priced at $2.02 per unit, for gross proceeds of $2,824,305.  Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share until the warrants expired on May 8, 2009.  No finders’ fees were paid resulting in net proceeds of $2,824,305.

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

April 30, 2007, Compared to January 31, 2007

At April 30, 2007, current assets totaled $6,914,192 compared to $9,871,033 at January 31, 2007.  Total liabilities were $11,743,746 at April 30, 2007 compared with $4,820,824 at January 31, 2007.  Working capital at April 30, 2007 was $269,631 compared to $5,920,199 at January 31, 2007.

At April 30, 2007, we had total assets of $46,581,365 compared with $42,300,633 at January 31, 2007.  This is primarily a result of increases in capitalized project development costs partially offset by a decrease in cash.

Share capital at April 30, 2007, and January 31, 2007, was $91,596,035 (89,876,951 shares) and $90,571,099 (89,367,031 shares), respectively.

January 31, 2007, Compared to January 31, 2006

At January 31, 2007, current assets totaled $9,871,033 compared to $9,240,156 at January 31, 2006.

At January 31, 2007, total liabilities were significantly higher at $4,820,824 compared to $551,096 as at January 31, 2006.

Working capital was $5,920,199 at January 31, 2007, compared with working capital of $8,689,060 at January 31, 2006.  Long-term debt at January 31, 2007 was $869,990 compared to nil at January 31, 2006.

Total assets were $42,300,633 at January 31, 2007 compared with $12,807,172 at January 31, 2006.  This is primarily a result of increases in capitalized project development costs and property plant and equipment.

Share capital as at January 31, 2007 and January 31, 2006 was $90,571,099 (89,367,031 shares) and $61,684,216 (70,246,303 shares), respectively.

Operating expenses in the 12 months ended January 31, 2007, and fiscal year ended January 31, 2006, were $23,951,217, inclusive of general and administrative expenses, and $2,538,350, respectively.

The most significant contribution to working capital in the 12 months ended January 31, 2007, came from the issuance of capital stock which provided net proceeds of $29,689,685.  The most significant contribution to working capital in the year ended January 31, 2006, was from the issuance of capital stock which provided net proceeds of $11,253,164.

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

Outlook

We are currently in the process of commissioning our mill at the Molejon property and are also proceeding with exploration of other properties.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 49

5.C.  Research and Development, Patents and Licenses, etc.

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.D.  Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Amendment No. 2.

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

In addition, we have one commitment relating to our leasehold obligation for our office premises.  During the 12 months ended January 31, 2007, we entered into a five-year lease (commencement date:  September 1, 2006) for office premises at an estimated annual cost of $66,240 (approximately $331,200 over five years) as of January 1, 2007.  From October 18, 2006, the office leasing costs were split equally between our company and Copper, as a result of the Plan of Arrangement.  Therefore, the estimated annual cost of the office premises lease is approximately $33,120 to the Company.

Capital Lease Obligation

We have a capital lease arrangement with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.  The equipment includes but is not restricted to: ball mills, Metso crushing plant, cranes and an aggregate crushing plant.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 50

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

Operating Credit Facility

We have a capital lease operating credit facility with BBVA up to a maximum of $13,301,952.  The facility is drawdown, reduced and converted to a capital lease upon completion of equipment purchase.  The facility has a fixed rate of 9% on $10,954,549 and fixed rate of 6% on $2,347,403. The facility is secured by the assets purchased under the facility and is registered with the Public Registry of the Republic of Panama.

Long-term debt

The Company has long-term debt for various equipment and vehicles. The following table summarizes the loans outstanding as at May 31, 2008:

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
Long-term debt
Equipment loan #1	$125,053	$138,043	$303,203	$347,059
	27,978	30,674	64,061	72,964
Equipment loan #2	110,984	119,181	218,115	245,989
Equipment loan #3	317,324	337,568	576,443	646,171
Vehicle loan #2	13,907	14,792	25,245	28,300
	595,246	640,258	1,187,067	1,340,483
Less: current portion	(433,621)	(451,195)	(487,882)	(470,493)
	$161,625	$189,063	$699,185	$869,990

Asset retirement obligation

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:

Beginning balance - January 31, 2007	$-
Balance - April 30, 2007	4,400,000
Accretion	312,977
Foreign exchange gain on re-measurement	(375,974)
Balance - April 30, 2008	4,337,003
Accretion	52,106
Foreign exchange gain on re-measurement	(81,026)
Ending balance - May 31, 2008	$4,308,083

The provision for asset retirement obligations is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $6,848,000 (US$ 6,225,000);

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 51

b)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

c)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following information regarding our directors and members of senior management, including names, business experience, offices held and outside principal business activities, is at November 6, 2009:

Raul Ferrer

Mr. Raul Ferrer (born January 8, 1973) was appointed to our board of directors (the “Board of Directors”) on November 6, 2009.  Mr. Ferrer is a leading financial advisor to a number of businesses operating in Panama.  He is a former financial investments director with the Panamanian equity investment firm, Wall Street Securities.

Richard Fifer

Mr. Richard Fifer (born January 23, 1957) is a Panamanian citizen and a U.S.-trained geologist.  He has served on our Board of Directors from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present.  In addition, he served as our Chief Executive Officer from December 14, 2004, to March 23, 2005, and from April 14, 2007, to September 15, 2009.  Since 1994, he has been President of Geoinfo, S.A., a Panamanian company that provides geographic mapping technology and solutions.  He was Chairman and President of CODEMIN, Panama’s state mining company, from January 1997 to January 2000.  Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador-at-large from March 2002 to September 2003.  He was also Governor of the Province of Cocle, Panama, from March 2002 to September 2003.  Mr. Fifer holds a B.Sc. in both Geology and Geophysical Engineering and an M.A. in Finance.

David Kaplan

Mr. David Kaplan was appointed to our Board of Directors on November 6, 2009.  He is a former key member of LIM Advisors LLC, a multi-strategy investment group, where he managed a portfolio of metal and energy futures and securities for a commodity hedge fund. He is a also a former Vice-President of Gerald Metals Inc., financial analyst with Glencore Ltd., and graduate of the Wharton School of the University of Pennsylvania .

David Levy

Mr. David Levy (born December 22, 1984) was appointed to our Board of Directors on November 6, 2009.  He is a member of the private placement group at the investment advising firm of Platinum Management (NY) LLC, where he has participated in over 25 capital raising transactions for public and private corporations. He specializes in structuring and negotiating financings at all levels of the capital structure through extensive industry research, financial analysis and modeling. Mr. Levy graduated with honors from Sy Syms School of Business of Yeshiva University.

Joao Manuel

Mr. Joao Manuel (born November 6, 1952) was appointed our President and Chief Executive Officer on November 6, 2009, after having served as our Chief Operating Officer since December 1, 2008.  Before joining us, Mr. Manuel held the position of Chief Financial Officer of Copper, which was also a reporting issuer listed on the Toronto Stock Exchange.  Mr. Manuel has over 20 years of management experience in large, multinational corporations worldwide, including General Electric Company, ITT Europe Ltd. and Nokia Consumer Electronics.  He is a former Managing Director of Inapa France S.A. and Chief Financial Officer and Deputy Chief Executive Officer of the Inapa Group, Europe’s fourth largest paper merchant with operations in eight countries.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 52

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

Daniel Small

Mr. Daniel Small (born April 16, 1969) was appointed to our Board of Directors on November 6, 2009.  He is a Managing Director at the investment advising firm of Platinum Management (NY) LLC (“Platinum”), where he leads the firm’s private placement group.  Prior to joining Platinum, Mr. Small was a Senior Analyst, who served on the investment committee at Glenview Capital Management, a $7 billion hedge fund. He is a former Director of the Strategic Risk Group at Merrill Lynch responsible for a $1 billion multi-strategy proprietary investing platform. As a former Director in the Mergers & Acquisitions Department at SG Cowen Securities, he advised corporations in the financing and restructuring of public and private corporations. Mr. Small is a graduate of the Wharton School of the University of Pennsylvania and earned a doctorate in law from the University of Pennsylvania Law School.

6.B.    Compensation

During the one month ended May 31, 2008, and the 12 months ended April 30, 2008, we paid cash compensation to our directors and officers as provided for herein.  No other funds were set aside or accrued by us during the one month period ended May 31, 2008, or 12 months ended April 30, 2008, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our executive officers.  The following fairly reflects all material information regarding compensation paid to our executive officers disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

Effective May 1, 2007, we had four directors namely Ralph Ansley, John Cook, Richard Fifer and Marco Tejeira and three executive officers being Richard Fifer as President and Chief Executive Officer, Tony M. Ricci as interim Chief Financial Officer, and Graham Scott as Corporate Secretary.  On June 11, 2007, Robert Baxter joined the board of directors.  Further, Tony M. Ricci served as interim Chief Financial Officer, while we undertook a search for a permanent Chief Financial Officer until Bassam Moubarak was appointed Chief Financial Officer on February 11, 2008.

Effective June 1, 2008, we had five directors including Ralph Ansley, Robert Baxter, John Cook, Richard Fifer and Marco Tejeira and three officers including Richard Fifer as President and Chief Executive Officer, Bassam Moubarak as Chief Financial Officer and Graham Scott as Corporate Secretary.  During the course of our fiscal year ended May 31, 2009, Ralph Ansley resigned from his directorship on July 7, 2008, due to medical reasons and Marco Tejeira did not stand for re-election at our annual general meeting of shareholders held on November 18, 2008.

At our annual general meeting of shareholders, five directors namely Robert Baxter, John Cook, Richard Fifer, Gaston Araya and John Resing were elected to the board by our shareholders on November 18, 2008.  Subsequently, Christopher Davie, joined our company on September 15, 2009, in the capacity of President and Chief Executive Officer.  On November 5, 2009, Robert Baxter, John Cook, Gaston Araya and John Resing resigned from our board, Graham H. Scott resigned as Corporate Secretary and Christopher Davie resigned as President and Chief Executive Officer.  On November 6, 2009, sole director, Richard Fifer, was joined on the board by Raul Ferrer, David Kaplan, David Levy and Daniel Small to re-establish the number of directors at five./P>

We currently have three officers namely Joao Manuel, appointed as President and Chief Executive Officer on November 6, 2009; Bassam Moubarak, appointed as Chief Financial Officer on February 11, 2008; and Richard Fifer, appointed as Non-Executive Chairman of our Board of Directors on November 6, 2009.

The following table sets forth all annual and long term compensation for services provided to us during the one month ended May 31, 2008, and the 12 months ended April 30, 2008, in respect of the individuals who were, at May 31, 2008, our directors and executive officers:

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 53

Summary Compensation Table

Short Term Compensation			Long Term Compensation
For One Month Ended May 31, 2008
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Ralph Ansley	nil	nil	nil	nil	n/a	n/a	nil

Robert Baxter	nil	nil	nil	nil	n/a	n/a	nil

John Cook	$10,000	nil	nil	nil	n/a	n/a	nil

Richard Fifer President & Chief Executive Officer	$15,141	nil	nil	nil	n/a	n/a	nil

Bassam Moubarak Chief Financial Officer (1)	$17,083	nil	nil	nil	n/a	n/a	nil

Graham Scott Corporate Secretary	nil	nil	nil	nil	n/a	n/a	nil

Marco Tejeira	$6,016	nil	nil	nil	n/a	n/a	nil

For Twelve Months Ended April 30, 2008

Ralph Ansley	$21,863	nil	nil	nil	n/a	n/a	nil

Robert Baxter	$7,150	nil	nil	400,000 (2)	n/a	n/a	nil

John Cook	$120,000	nil	nil	nil	n/a	n/a	nil

Richard Fifer President & Chief Executive Officer	$184,954	nil	nil	nil	n/a	n/a	nil

Bassam Moubarak Chief Financial Officer (1)	$46,296	nil	nil	100,000 (2)	n/a	n/a	nil

Graham Scott Corporate Secretary	nil	nil	nil	nil	n/a	n/a	nil

Marco Tejeira	$61,277	nil	nil	nil	n/a	n/a	nil

(1)

Bassam Moubarak was appointed Chief Financial Officer of our company on February 11, 2008.

(2)

Stock options subsequently cancelled effective July 31, 2009.

Option Grants in Last Two Fiscal Periods (One Month Ended May 31, 2008, and Twelve Months Ended April 30, 2008)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 54

The table below sets forth stock options granted by us during the 12 months ended April 30, 2008, to our then executive officers.  We did not grant any options during the one month ended May 31, 2008.

Name	Securities Under Options Granted (#)	% of Total Options Granted in 13-Months(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Bassam Moubarak	100,000 (3)	5.97%	$2.80	nil	February 11, 2013

(1)

Percentage of all options granted during the 12 months ended April 30, 2008.

(2)

The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price (VWAP) for the five trading days immediately preceding the date of the stock option grant.  Stock options granted as shown above vest over a period of 21 months.

(3)

Stock options subsequently cancelled effective July 31, 2009.

Aggregated Option Exercises in Last Two Fiscal Periods

None of our executive officers exercised any stock options during the 1 month ended May 31, 2008 or the 12 months ended April 30, 2008.

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

Directors

With the exception of directors whom also serve as officers, we have arrangements in place in which directors are entitled to receive an attendance fee of US$1,000 per meeting of our Board of Directors and an attendance fee of US$800 per committee meeting attended during our most recently completed financial year and subsequently up to and including the date of this Amendment No. 2.  In addition, directors are entitled to compensation of US$800 per day for technical or professional services performed on behalf of our company and directors are also reimbursed for actual expenses incurred in the performance of their duties as directors.

Further, with the exception of directors whom also serve as officers, directors are entitled to an annual retainer of US$24,000.  The Non-Executive Chairman of the Board is entitled to annual base compensation in the amount of CAD$60,000.

The following table sets forth stock options granted by us during the 12 months ended April 30, 2008, to our directors who are not also our executive officers (no options were granted to our directors during the 1 month ended May 30, 2008):

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 55

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Baxter	400,000 (3)	23.88%	$2.25	nil	June 20, 2012

(1)

Percentage of all options granted during the 12 months ended April 30, 2008.

(2)

The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price (VWAP) for the five trading days immediately preceding the date of the stock option grant.  Stock options granted as shown above vest over a period of 21 months.

(3)

Stock options subsequently cancelled effective July 31, 2009.

The following table sets forth details of all exercises of stock options during the 12 months ended April 30, 2008, by our directors who are not also our executive officers (no options were exercised by our directors during the one month ended May 31, 2008), and the value as of May 31, 2008, of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (2)	Unexercised Options at Fiscal Year-End (#) (3) (4) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (3), (4) Exercisable/ Unexercisable
Ralph Ansley (5)	23,100	70,224	251,320 / 83,772	nil

Robert Baxter	nil	nil	200,000 (6) / 200,000 (6)	nil

John Cook	60,000	$153,900	323,400 (6) / 107,800 (6)	nil

Marco Tejeira	150,000	$424,500	60,000 / 0 90,000 / 0 438,000 / 146,000	$99,600 / $0 $124,650 / $0 nil

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

(6)

Stock options subsequently cancelled effective July 31, 2009.

6.C.  Board Practices

The directors hold office for a term of one year or until our next annual general meeting, at which time all directors retire, and are eligible for re-election.  We do not nor do any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

As at November 6, 2009, our Audit Committee is composed of Raul Ferrer, David Kaplan and David Levy.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 56

The Audit Committee operates pursuant to a charter adopted by the Board of Directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

We are currently conducting an internal investigation under the oversight of the Audit Committee and with the assistance of outside independent counsel of certain of our international operations, focusing on the material weakness identified during our assessment of internal controls as at May 31, 2009.

As at November 6, 2009, our Compensation Committee is composed of Raul Ferrer, Richard Fifer and Daniel Small; and our Corporate Governance Committee is composed of Raul Ferrer, Richard Fifer and David Kaplan.

6.D.  Employees

As at April 30, 2008, and May 31, 2008, our corporate head office had six permanent employees (two in Administration and four in Finance and Accounting) and three contract staff members working out of our location in Vancouver, Canada, and our administrative office in Panama City, Panama, had twenty five employees.  Our locations in Santa Ana and La Pintada had 33 permanent employees, including administration and technical staff, as of May 31, 2008.  In addition, our company had a pool of approximately 4 temporary or casual workers (labourers, drilling helpers, etc.) employed at the Molejon gold deposit site.

6.E.  Share Ownership

As at November 6, 2009 , the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at November 6, 2009	Number of Common Shares Subject to Options or Warrants at November 6, 2009	Beneficial Percentage Ownership (1)	Exercise Price	Expiry Date

Ralph Ansley	nil	100,000 options	*	$0.39	March 1, 2014

Robert Baxter	87,500	nil	*	n/a	n/a

John Cook	95,000	nil	*	n/a	n/a

Richard Fifer	4,348,783	118,800 options 585,000 options	5.22%	$0.26 $0.54	July 11, 2010 February 1, 2011

Bassam Moubarak	10,000	200,000 options	*	$0.39	January 5, 2014

Tony M. Ricci	24,033	200,000 options	*	$2.01	January 15, 2012

Graham Scott	28,000	43,200 options	*	$0.54	February 1, 2011

Marco Tejeira	23,000	60,000 options 90,000 options 584,000 options	*	$0.26 $0.54 $2.01	July 11, 2010 February 1, 2011 January 15, 2012

*

Indicates less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of November 6, 2009 , are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 96,040,121 common shares outstanding as of November 6, 2009 .

On June 23, 1994, we adopted a stock option plan (the "Option Plan") which authorized our Board of Directors to grant incentive stock options to our directors, officers and employees or our associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Option Plan and the rules and policies of the Toronto Stock Exchange.  Under the terms of the Option Plan, the aggregate number of our common shares reserved for issuance under the Option Plan at any time may not exceed 4,950,968 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  On July 24, 2002, our Board of Directors amended the Option Plan to increase the number of shares reserved for issuance thereunder from 4,950,968 to 7,436,158.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 57

During the 12-month period ended January 31, 2007, we received approval for a new stock option plan (the “New Plan”).   On December 8, 2006, our company adopted the New Plan authorizing our Board of Directors to grant incentive stock options to directors, executive officers, employees, or consultants of our company or of our subsidiaries in accordance with the terms of the Option Plan and as may be acceptable pursuant to the policies of the TSX.  Under the terms of the New Plan, the aggregate number of our common shares reserved for issuance under the New Plan at any time may not exceed 10,000,000.  The approval of the disinterested shareholders of our company must be obtained before (a) the number of common shares under option to insiders within any 12-month period; or (b) the number of common shares issuable to insiders at any time, when combined with all of our company’s security based compensation arrangements, may exceed 10% of our company’s issued and outstanding common shares.  The approval of the disinterested shareholders of our company must also be obtained for the reduction in the exercise price, or extension of the term, of options previously granted to insiders.

As at May 31, 2008, the maximum number of common shares reserved for issuance under our company’s New Plan is 10,000,000 common shares of which 1,615,803 have been exercised, leaving 8,384,197 common shares available under the New Plan.  The exercise price of the options will not be lower than the “market price” as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the shares for the five trading days immediately preceding the date on which the option is granted.  Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined installments.

At our Annual General Meeting of Shareholders held on November 18, 2008, shareholders of our company approved an amended and restated stock option plan increasing the maximum number of shares that may be the subject of options at any given time from 10,000,000 to 10,700,000 shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of our management, as at November 6, 2009 , beneficially owns greater than 5% of any class of our voting securities:

Name	Number of Common Shares Held at November 6, 2009	Percentage of Common Shares Outstanding at November 6, 2009

Walnut Street Absolute Return Fund, L.P.	9,539,050	9.93%

There has been no significant change in the percentage ownership held by our major shareholder during the past three years and our major shareholder does not have different voting rights.

As at November 6, 2009 , there were 96,040,121 of our common shares issued and outstanding.  Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were a total of 205 holders of our common shares, of which 43 were resident in Canada holding an aggregate 82,868,260 common shares, 114 were resident in the United States holding an aggregate 11,166,447 common shares, and 48 holders holding an aggregate of 2,005,414 common shares were not resident in either Canada nor the United States.  The shareholdings of United States holders represented approximately 11.6269% of our total issued and outstanding common shares as at November 6, 2009 .

To the extent known to our management, our company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.  Further, we do not know of any arrangements that may, at a subsequent date, result in a change of control of our company.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 58

7.B.  Related Party Transactions

During the 12 months ended April 30, 2008, and the one month ended May 31, 2008, we had the following transactions with related parties:

a)

We paid consulting fees of $1,890 (12 months ended April 30, 2008 - $106,033, three months ended April 30, 2007 - $15,545, 12 months ended January 31, 2007 - $411,179 and 12 months ended January 31, 2006 - $114,559) to companies controlled by a director and a former officer.

b)

We paid consultant fees and wages of $9,052 (12 months ended April 30, 2008 - $143,583, three months ended April 30, 2007 – Nil, 12 months ended January 31, 2007 – Nil and 12 months ended January 31, 2006 - Nil) to companies controlled by directors and an officer.

c)

We paid legal fees of Nil (12 months ended April 30, 2008 - $109,517, three months ended April 30, 2007 - $44,523, 12 months ended January 31, 2007 - $230,061 and 12 months ended January 31, 2006 - Nil), share issue costs of Nil (12 months ended April 30, 2008 - $165,836, three months ended April 30, 2007 – Nil, 12 months ended January 31, 2007 - $113,097 and 12 months ended January 31, 2006 - Nil) and financing costs of $95,272 (12 months ended April 30, 2008 – Nil, three months ended April 30, 2007 – Nil, 12 months ended January 31, 2007 – Nil and 12 months ended January 31, 2006 - Nil) to a law firm controlled by an officer.  We paid for services and goods of Nil (12 months ended April 30, 2008 - $129,921, three months ended April 30, 2007 - $26,768, 12 months ended January 31, 2007 - $107,359 and 12 months ended January 31, 2006 - $61,749) to a company controlled by an officer and a director.

d)

We received $3,425 (12 months ended April 30, 2008 - $34,875, three months ended April 30, 2007 - $8,549,  12 months ended January 31, 2007 - $7,573 and 12 months ended January 31, 2006 - Nil) from Copper as payment of office rent.

e)

We received or accrued Nil (12 months ended April 30, 2008 - $129,345, three months ended April 30, 2007 - $103,348, 12 months ended January 31, 2007 – Nil and 12 months ended January 31, 2006 - Nil) in asset usage fees from Copper for the use of certain office and mining equipment. Also during the period, the Company and Copper advanced negotiations with the lessor of the equipment to have the commercial terms of the leasing arrangement correspond with the terms of the Plan of Arrangement made effective on October 18, 2006, such that Copper will ultimately become the lessee of the equipment. The cost recovery arrangement will be subject to review and revision to reflect changes in operations.

f)

During the 12 months ended April 30, 2008, we had a cost sharing arrangement with Copper varying from 50% to 80% of the cost.  This arrangement was terminated on September 30, 2007, when the terms of the agreement were fulfilled.

Certain employees of the Company with knowledge in mining, government, environmental and community relations were previously employed and trained by the Company.  In January 2008, we charged Copper for technical know-how and other intellectual property transferred to Copper.  The amount of these fees has been determined to be $4,587,320 (US$ 4,577,250).  In April 2008, the Company and Copper agreed to rescind the agreement and the fees were refunded to Copper.

As at May 31, 2008, we have an amount payable to Copper of $1,157,788 (April 30, 2008 - $9,880,377 payable, April 30, 2007 - $4,582,937 receivable and January 31, 2007 - $2,143,774 receivable) resulting from mineral property costs and general and administrative expenses paid on Copper’s behalf.  This account bears interest at a rate of US prime plus 1%.  As at May 31, 2008, we have a balance of $113,832 payable to all other related parties (April 30, 2008 – $16,707, April 30, 2007 – $55,901 and January 31, 2007 – $81,305)

During the period of this annual report, we had posted 5,000,000 common shares of Copper as security for our account payable to Copper.  Copper’s common shares posted as security were held in escrow pending payment of the account payable and could not be sold until the account payable was paid in full pursuant to a Warranty Agreement dated September 30, 2007.  The common shares serving as security were based on a market value of $2.00 per common share.  If the market value of the common shares changed, the number of shares required to be posted as security would be adjusted accordingly.  Effective December 31, 2007, we transferred back to Copper 1,815,069 of our Copper shares held as repayment of advances payable to Copper as at December 31, 2007, of $5,608,564.  These shares were transferred at a fair market value of $3.09 per share.  The fair market value of Copper shares transferred back to Copper was calculated in accordance with the Warranty Agreement dated September 30, 2007.  As Copper did not publicly trade until December 31, 2007, the fair value was determined using the Black-Scholes options pricing model to determine the fair market value of a Copper common share and half warrant in each unit issued in Copper’s first tranche of a non-brokered private placement in December 2007.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 59

In September of 2007, we entered into an agreement with Copper to sell some of our surplus property and equipment and mineral properties that are no longer required for current operations. The net book value of these assets is $3,464,048 which approximates their fair market value.  We did not recognize a gain or loss on this disposal.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Copper to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a three-year period.  In return for receiving certain benefits and assurances, payment for services has been assumed and prepaid by Copper in the amount of $4,387,705 (US$4,404,000).

Other than the above transactions, there were no material transactions in the 12 months ended April 30, 2008, or the one month ended May 31, 2008, or proposed material transactions between us or any of our subsidiaries and:

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

None of our officers or directors, or any associate of such person, was indebted to the Company at any time during the one month ended May 31, 2008, the 12 months ended April 30, 2008, the three months ended April 30, 2007, nor during the 12 months ended January 31, 2007.

7.C.  Interests of Experts and Counsel

This Amendment No. 2 is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the one month ended May 31, 2008, the 12 months ended April 30, 2008, the three months ended April 30, 2007, the 12 months ended January 31, 2007, and the twelve months ended January 31, 2006, which contains an Independent Auditor’s Report on Financial Statements dated June 16, 2009, comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict, Consolidated Balance Sheets as at May 31, 2008, April 30, 2008, April 30, 2007, and January 31, 2007, Consolidated Statements of Operations and Comprehensive Loss and Deficit for the Fiscal Periods ended May 31, 2008, April 30, 2008, April 30, 2007, January 31, 2007, and January 31 2006 Consolidated Statements of Cash Flows for the Fiscal Periods Ended May 31, 2008, April 30, 2008, April 30, 2007 January 31, 2007, and January 31, 2006 and Notes to the Consolidated Financial Statements.

8.B.  Significant Changes

Subsequent to May 31, 2008:

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 60

(i)

The Company closed the remaining US$27,750,000 of its senior secured notes financing.  Net proceeds received were US$20,612,480. 11,024,520 warrants were issued as part of the senior secured notes financing.

(ii)

The Company sold all 20,418,565 Copper shares for proceeds of $44,920,843.

(iii)

The Company repaid $38,355,744 (US$ 36,032,376) of the face value of its senior secured notes. Total amount paid including the 20% premium on redemption is $44,920,843 (US$ 43,238,852).

(iv)

The Company issued a supplemental US$20,000,000 of its senior secured notes.  Net proceeds received were US$15,875,000.

(v)

On March 30, 2009, the Company closed a Convertible Senior Secured Notes (“Convertible Notes”) financing of up to US$40,000,000 (“Convertible Notes”). The Convertible Notes are convertible at a price of $2.25 per share. The Convertible Notes will bear interest at an annual rate of fifteen percent (15%), of which the first twelve months’ interest shall be prepaid in full at the time of issuance of the Convertible Notes. The Convertible Notes will mature two years from date of issuance at 110% of the principal amount. The Company is required to make semi-annual repayments on the previously issued senior secured notes commencing on September 15, 2009 and on the Convertible Notes commencing September 15, 2010  ranging from $nil to $8,000,000 depending upon the average price of gold.  The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest on the Convertible Notes. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Holders of the previously issued Series 1, Series B and Series C notes were offered to exchange amounts due upon maturity of their existing notes and participate pro-rata in the Convertible Notes offering up to a maximum of US$24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital purposes.  Holders of the Series 1 notes representing 11,984 notes (US$11,983,812) have agreed not to exercise their put right until June 1, 2010. In addition, the Company has agreed to reduce the exercise price of 23,836,800 warrants from $2.30 per share to $0.65 per share.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

(vi)

The Company’s management conducted an assessment of the Molejon Gold Mine resulting in the identification of several deficiencies in the plant construction and operation. These deficiencies have led to several areas of the plant not operating to design specifications resulting in additional future costs to mitigate construction deficiencies. A process for estimating costs of mitigation is in the identification stage thus no amounts can be quantified at this time.

(vii)

The Company entered into a forward sale agreement for 7,000 ounces of gold to be delivered in October and November 2009. Disruption of plant operations from any cause may result in delivery default and result in additional cost being incurred. The Company received $5,129,600 representing 80% of the ounces sold.

(viii)

In September 2009, the Company made a principal, premium and interest payment of $6,208,844 on its senior secured notes pursuant to the provisions of the debt agreement.

 (ix)

As a result of operational issues, the Company has been unable to meet its current production targets and requires additional funding in order to continue operations.  Management is currently in substantive negotiations with lenders to secure additional financing; however, there is no guarantee that management will be successful in its efforts.

(x)

On November 5, 2009, Gaston Araya, Robert Baxter, John Cook and John Resing resigned from the Company’s board of directors, Christopher Davie resigned as President and Chief Executive Officer and Graham H. Scott resigned as Corporate Secretary.

(ix)

As a result of operational issues, the Company has been unable to meet its current production targets and requires additional funding in order to continue operations.  On November 6, 2009 Management negotiated with a related party a $5,000,000 bridge loan that matures in 120 days. The Company will pay $500,000 on maturity as a restructuring fee. In the event the amount is paid in 30 days, the fee is reduced to $150,000. The lender also agreed to forbear any amounts due under the indenture until the repayment of bridge loan.

(x)

On November 5, 2009, Gaston Araya, Robert Baxter, John Cook and John Resing resigned from the Company’s board of directors, Christopher Davie resigned as President and Chief Executive Officer and Graham H. Scott resigned as Corporate Secretary.

(xi)

On November 6, 2009, Raul Ferrer, David Kaplan, David Levy and Daniel Small joined the Company’s board of directors.  In addition, Richard Fifer was appointed Non-Executive Chairman of the board of directors and Joao Manuel was appointed President and Chief Executive Officer.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 61

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High (CAD)	Low (CAD)
October 2009	$0.39	$0.20
September 2009	$0.49	$0.31
August 2009	$0.65	$0.45
July 2009	$0.73	$0.55
June 2009	$0.79	$0.57
May 2009	$0.73	$0.53

June 1, 2009 – May 31, 2010
First Quarter (June 1, 2009 – August 31, 2009)	$0.79	$0.45

June 1, 2008 – May 31, 2009	$1.98	$0.285
Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.73	$0.35
Third Quarter (December 1, 2008 – February 28, 2009)	$0.61	$0.285
Second Quarter (September 1, 2008 – November 30, 2008)	$1.30	$0.36
First Quarter (June 1, 2008 – August 31, 2008)	$1.98	$0.93

May 1, 2008 – May 31, 2008	$2.32	$1.75

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 62

The closing price of our common shares on the Toronto Stock Exchange on November 6, 2009, was $0.32 CAD.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

2009	High (USD)	Low (USD)
October 2009	$0.37	$0.20
September 2009	$0.458	$0.2923
August 2009	$0.68	$0.411
July 2009	$0.729	$0.4971
June 2009	$0.729	$0.4971
May 2009	$0.64	$0.4453

June 1, 2009 – May 31, 2010
First Quarter (June 1, 2009 – August 31, 2009)	$0.729	$0.411

June 1, 2008 – May 31, 2009	$1.99	$0.26

Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.64	$0.26
Third Quarter (December 1, 2008 – February 28, 2009)	$0.53	$0.26
Second Quarter	$1.18	$0.28
(September 1, 2008 – November 30, 2008)
First Quarter	$1.99	$0.852
(June 1, 2008 – August 31, 2008)

May 1, 2008 – May 31, 2008	$2.349	$1.75

May 2007 – April 2008	$3.40	$1.80
Fourth Quarter (February 1, 2008 – April 30, 2008)	$3.06	$1.80
Third Quarter (November 1, 2007 – January 31, 2008)	$3.40	$2.50
Second Quarter (August 1, 2007 – October 31, 2007)	$3.331	$2.1824
First Quarter (May 1, 2007 – July 31, 2007)	$3.08	$2.00

February 2007 – April 2007	$2.24	$1.6398
February 2006 – January 2007	$2.7059	$0.901
February 2005 – January 2006	$1.19	$0.30

The closing price of our common shares on the Over the Counter Bulletin Board on November 6, 2009, was US$0.3025.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 63

9.B.  Plan of Distribution

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

9.D.  Selling Shareholders

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.E.  Dilution

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.F.  Expenses of the Issue

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 64

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 65

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

(c) Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 66

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 67

Securities legislation in our home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

10.C.  Material Contracts

We have entered into formal agreements with our President and Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and with the head of our Exploration and Resources Development division establishing financial arrangements that would be in effect in the event of a change of control of our company.  Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to two times the annual compensation being paid to such person as at the time of the change of control.  A copy of each of these agreements has been previously filed with the SEC, except for the agreement with the Company’s Chief Financial Officer, which is attached to this Amendment No. 2 as Exhibit 4.U.

Our Employment Agreement with our Chief Financial Officer, Bassam Moubarak, also contains a risk mitigation provision providing 12 months’ compensation in the event of termination of his employment without just cause.  The 12 months’ compensation provision will also apply in the event of his dismissal due to any layoff based on group restructuring or a sale of assets.  A copy of the Employment Agreement dated February 11, 2008, between Petaquilla Minerals Ltd. and Bassam Moubarak is attached to this Amendment No. 2 as Exhibit 4.U.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 68

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 69

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 70

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 71

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 72

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 73

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

10.F.  Dividends and Paying Agents

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.G.  Statements by Experts

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.H.  Documents on Display

Any documents referred to in this Amendment No. 2 may be inspected at our head office, Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada, during normal business hours.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 74

This Amendment No. 2 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 75

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

Waiver

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 76

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  Under the supervision and with the participation of our President (serving as our principal executive officer) and Chief Financial Officer (serving as our principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon that evaluation, the President and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including the President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting:  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of May 31, 2008, and this assessment identified the following material weaknesses in our company’s internal control over financial reporting.

We do not have sufficient accounting resources at one of our subsidiaries in order to account for and apply internal control to transactions origination at the subsidiary.  There is a lack of detective and preventative controls with regard to oversight of recorded transactions at one of our operating subsidiaries.  We intend to hire additional accounting staff with the requisite skills in order to ensure that appropriate controls are applied to transactions origination and recording.  Further, we intend to have our head office staff perform detailed review of key balances to ensure amounts are recorded appropriately.  The expected cost to hire the additional staff is expected to be $150,000 to $200,000.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 77

The information technology configuration at one of our subsidiaries does not have the appropriate system privileges set up for each job function.  We intend to convert our accounting system to SAP Business One Solution on September 1, 2008.  This will ensure that the appropriate privileges are reflective of the job function of each user.  Cost related to the conversion has been substantially incurred in the 13 months ended May 31, 2008. The estimated remaining cost to complete during fiscal 2009 will be $15,000 to $25,000.

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

Our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting as of May 31, 2008.  The report can be found in the “Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States of America).”

ITEM 16.  [RESERVED]

16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the SEC.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 78

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

Our Code of Business Ethics and Conduct and our Whistle-Blower Policy are filed herewith with the SEC as Exhibits 11.A and 11.B to this Amendment No. 2.  We will provide a copy of the Code of Business Ethics and Conduct and Whistle-Blower Policy to any person without charge, upon request.  Requests can be sent to: Petaquilla Minerals Ltd., Suite 410 - 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for (i) the period covered by the one month ended May 31, 2008 and the 12 months ended April 30, 2008 ; (ii) the period covered by the three months ended April 30, 2007 and the 12 months ended January 31, 2007 ; and (iii) the period covered by the 12 months ended January 31, 2006, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	One Month Ended May 31, 2008 and 12 Months Ended April 30, 2008	Three Months Ended April 30, 2007 and 12 Months Ended January 31, 2007	12 Months Ended January 31, 2006
Audit Fees(1)	$571,675	$424,155	$42,672
Audit-Related Fees(2)	$35,110	Nil	Nil
Tax Fees(3)	$17,616	Nil	Nil
All Other Fees	$130,000	Nil	Nil
Totals	$754,401	$424,155	$42,672

(1)  "Audit Fees" represent fees for the audit of our annual financial statements.

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit.

(3)  "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for the one month ended May 31, 2008, the 12 months ended April 30, 2008, the three months ended April 30, 2007, the 12 months ended January 31, 2007, and the 12 months ended January 31, 2006 were approved by the Audit Committee.  The Audit Committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The Board has determined that, starting in the fiscal year ended January 31, 2005, fees paid to the independent auditors for non-audit services in any year would not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

16.F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 79

Not Applicable.

16.G.  CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Amendment No. 2.  These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such consolidated financial statements have been reconciled to U.S. GAAP (see Note 28 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 13 of Amendment No. 1 to the Company’s Annual Report on Form 20-F for the 13-month period ended May 31, 2008.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 80

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008,
Three Months Ended April 30, 2007 , Twelve Months Ended January 31, 2007,
and Twelve Months Ended January 31, 2006

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 81

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

Our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting as of May 31, 2008. The report can be found in the "Independent Auditor's Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States of America)".

PETAQUILLA MINERALS LTD.

By:	/s/ Richard Fifer	By:	/s/ Bassam Moubarak
	Richard Fifer, President and Chief Executive Officer (principal executive officer)		Bassam Moubarak, Chief Financial Officer (principal financial and accounting officer)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 82

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders of

Petaquilla Minerals Ltd.

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. (an exploration stage company) (the “Company”) as at May 31, 2008, April 30, 2008, April 30, 2007, and January 31, 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the one month period ended May 31, 2008, the year ended April 30, 2008, the three month period ended April 30, 2007 and the year ended January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007 and the results of its operations and its cash flows for each of the one month period ended May 31, 2008, the year ended April 30, 2008, the three month period ended April 30, 2007 and the year ended January 31, 2007 in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 5, 2006.

Our previous audit report dated August 20, 2008 has been withdrawn and the consolidated financial statements have been revised as described in notes 27 and 28 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 20, 2008 contained an adverse opinion thereon.

Vancouver, Canada
July 8, 2009 (except for note 26 which is as of November 6, 2009)	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated July 8, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada
July 8, 2009 (except for note 26 which is as of November 6, 2009)	Chartered Accountants

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 83

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of

Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s (an exploration stage company) (the “Company”) internal control over financial reporting as at May 31, 2008 and April 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audits included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinion.

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

•

The Company does not have sufficient accounting resources at one of its subsidiaries in order to account for and apply internal controls to transactions originating at the subsidiary.

•

The Information Technology configuration at one of the Company’s subsidiaries does not have the appropriate system privileges set up for each job function.

•

The Company lacks detective and preventative controls with regard to oversight of recorded transactions at one of its operating subsidiaries.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audits of the one month period ended May 31, 2008 consolidated financial statements and the year ended April 30, 2008 consolidated financial statements and this report does not affect our report dated July 8, 2009 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Petaquilla Minerals Ltd. has not maintained effective internal control over financial reporting as of May 31, 2008 and April 30, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the one month period ended May 31, 2008, the year ended April 30, 2008, the three month period ended April 30, 2007 and the year ended January 31, 2007 of the Company and our report dated July 8, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada
August 20, 2008	Chartered Accountants

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 84

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Petaquilla Minerals Ltd.

We have audited the consolidated statements of operations and comprehensive loss and deficit and cash flows of Petaquilla Minerals Ltd. for the twelve months ended January 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and cash flows for the twelve months ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

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

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 5, 2006

Telephone (604) 687-0947  Fax (604) 687-6172

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 85

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	May 31, 2008	May 31, 2008	April 30, 2007	January 31, 2007
	(Restated – Note 27)			(Restated – Note 27)
ASSETS (Note 12)
Current
Cash and cash equivalents (Note 13)	$12,775,606	$1,778,973	$1,778,127	$6,929,824
Receivables	448,270	260,627	100,410	108,318
Prepaid expenses	308,456	652,371	452,718	689,118
Amount receivable from related company (Notes 6 and 18)	-	-	4,582,937	2,143,773
Total current assets	13,532,332	2,691,971	6,914,192	9,871,033
Restricted cash (Note 7)	666,288	676,080	1,280,571	1,745,736
Investment in Petaquilla Copper Ltd. (Notes 6 and 18)	8,252,421	8,483,209	1,807,000	2,574,818
Property and equipment (Notes 4 and 10)	16,681,830	16,984,201	5,343,147	5,221,050
Mineral properties (Note 5)	67,149,615	65,099,631	31,236,455	22,887,996
Total assets	$106,282,486	$93,935,092	$46,581,365	$42,300,633
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank overdraft (Note 13)	$2,087,820	$2,119,950	$1,205,382	$-
Operating credit line facility (Note 11)	3,849,974	8,249,356	-	-
Accounts payable and accrued liabilities	7,286,410	8,665,281	4,951,297	3,480,341
Amount payable to a related party (Notes 6 and 18)	1,157,788	9,880,377	-	-
Current portion of deferred services and materials (Note 9)	247,343	247,343	-	-
Current portion of obligation under capital leases (Note 10)	2,162,289	923,001	-	-
Current portion of long-term debt (Note 8)	433,621	451,195	487,882	470,493
Total current liabilities	17,225,245	30,536,503	6,644,561	3,950,834
Deferred services and materials (Note 9)	3,980,203	4,060,956	-	-
Asset retirement obligations (Note 24)	4,308,083	4,337,003	4,400,000	-
Senior secured notes (Note 12)	26,630,004	-	-	-
Long-term debt (Note 8)	161,625	189,063	699,185	869,990
Obligations under capital leases (Note 10)	3,968,591	1,188,031	-	-
Total liabilities	56,273,751	40,311,556	11,743,746	4,820,824
Commitments and contingencies (Notes 21 and 25)
Shareholders' equity
Share capital (Notes 14 and 15)
Authorized
Unlimited common shares and preferred shares without par value (Note 14)
Issued and outstanding
95,958,641 (April 30, 2008 – 95,958,641, April 30, 2007 – 89,876,951 and January 31, 2007 – 89,367,031) common shares	105,858,083	106,487,564	91,596,035	90,571,099
Shares subscribed	-	-	150,000	-
Warrants (Notes 14 and 16	12,976,997	11,539,189	10,706,498	10,706,498
Treasury shares, at cost (Note 17)
44,200 (April 30, 2008, April 30, 2007, and January 31, 2007 – 44,200) common shares	(166,981)	(166,981)	(166,981)	(166,981)
Contributed surplus (Note 14)	16,406,018	16,316,001	12,073,149	9,446,284
Deficit	(85,065,382)	(80,552,237)	(79,521,082)	(73,077,091)
Total shareholders’ equity	50,008,735	53,623,536	34,837,619	37,479,809
Total liabilities and shareholders’ equity	$106,282,486	$93,935,092	$46,581,365	$42,300,633
On behalf of the Board:

“                                  ”

       Director                                                      “                             ”

Director

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 86

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian Dollars)

	One month	Twelve months	Three months	Twelve months	Twelve months
	ended May 31,	ended April 30,	ended April 30,	ended January 31,	ended January 31,
	2008	2008	2007	2007	2006
				(Restated – Note 27)
EXPENSES
Accounting and legal (Note 18)	$15,538	$1,333,876	$236,578	$490,351	$266,967
Accretion of asset retirement obligation (Note 24)	52,106	312,977	-	-	-
Consulting fees (Note 18)	21,174	962,905	320,908	756,453	291,034
Amortization	35,517	352,717	135,397	335,912	56,697
Filing fees	280	88,784	6,339	76,329	30,637
Investor relations and shareholder information	54,604	1,034,572	153,403	1,114,102	388,991
Office administration	177,685	2,418,781	176,097	795,840	257,859
Rent (Note 18)	1,630	125,025	38,310	141,187	80,520
Mineral property costs	-	-	-	-	11,105
Stock-based compensation (Notes 15 and 16)	77,902	5,676,183	3,377,468	17,008,802	410,301
Travel	121,868	877,859	266,748	1,419,788	346,332
Debt issuance costs	3,974,266	-	-	-	-
Wages and benefits (Note 18)	177,357	1,706,052	179,317	1,812,453	397,907
Total expenses	(4,709,927)	(14,889,731)	(4,890,565)	(23,951,217)	(2,538,350)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,105	1,375,774	(877,565)	40,718	(77,647)

Gain on sale of marketable securities	-	-	-	21,191	-
Interest income	78,670	54,575	56,849	296,031	48,238
Interest on long-term debt	(15,615)	(70,176)	(68,240)	-	-
Asset usage fees (Note 18)	(695)	129,345	103,348	-	-
Gain on sale of equity investment (Note 18)	-	4,037,182	-	-	-
Power and drilling services	70,105	79,406	-	-	-
Loss from equity investment (Note 6)	(230,788)	(4,484,625)	(1,579,353)	(193,647)	-
Gain on dilution of equity investment (Note 6)	-	12,737,095	811,535	2,268,465	-
Total other income (expenses)	196,782	13,858,576	(1,553,426)	2,432,758	(29,408)
Net (loss) income and comprehensive (loss) income for the period	(4,513,145)	(1,031,155)	(6,443,991)	(21,518,459)	(2,567,758)
Deficit, beginning of period	(80,552,237)	(79,521,082)	(73,077,091)	(51,558,632)	(44,143,412)

	(85,065,382)	(80,552,237)	(79,521,082)	(73,077,091)	(46,711,170)
Loss on sale of treasury shares (Note 17)	-	-	-	-	(4,847,462)

Deficit, end of period	$(85,065,382)	$(80,552,237)	$(79,521,082)	$(73,077,091)	(51,558,632)

Basic and diluted (loss) per share	$(0.05)	$(0.01)	$(0.07)	$(0.28)	$(0.05)

Basic weighted average number of common shares outstanding
	93,131,030	93,131,030	89,615,924	77,695,782	56,115,596

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 87

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	One month	Twelve months	Three months	Twelve months	Twelve months
	ended May 31,	ended April 30,	ended April 30,	ended January 31,	ended January
	2008	2008	2007	2007	31, 2006
				(Restated – Note
				27)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) for the period	$(4,513,145)	$(1,031,155)	$(6,443,991)	$(21,518,459)	$(2,567,758)
Items not affecting cash:
Accretion of asset retirement obligation	52,106	312,977	-	-	-
Amortization	35,517	352,717	135,397	335,911	56,697
Gain on dilution of equity investment	-	(12,737,095)	(811,535)	(2,268,465)	-
Gain on sale of equity investment	-	(4,037,182)	-	-	-
Loss from equity investment	230,788	4,484,625	1,579,353	193,647	-
Stock-based compensation	77,902	5,676,183	3,377,468	17,008,802	410,301
Debt issuance costs	3,974,266	-	-	-	-
Gain on sale of marketable securities	-	-	-	(21,191)	73,813
Foreign exchange loss (gain) on restricted cash	-	-	56,550	(27,534)	-
Unrealized foreign exchange (gain) on asset retirement obligation	(81,027)	(375,974)	-	-	-
Unrealized foreign exchange (gain) loss on capital leases and lease credit facility	(155,724)	97,497	-	-	-
Unrealized foreign exchange (gain) on senior secured notes	(155,356)	-	-	-	-
Unrealized foreign exchange (gain) loss on long-term debt	(5,708)	(61,648)	77,765	(42,198)	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	(187,643)	(160,217)	7,908	(76,130)	39,075
(Increase) decrease in prepaid expenses	343,915	(199,653)	236,400	(652,468)	(25,867)
Prepaid services and materials	(70,105)	(79,406)	-	-	-
(Decrease) increase in accounts payable to a related party	(8,722,589)	9,880,377	-	-	-
(Decrease) increase in accounts payable and accrued liabilities	(777,760)	(860,384)	(2,600,539)	2,417,1071	255,887
Net cash used in operating activities	(9,954,563)	1,261,662	(4,385,224)	(4,650,934)	(1,757,852)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	-	1,658,655	199,642	8,680,028	11,826,329
Proceeds from shares subscribed	-	12,095,805	150,000	22,560,000	-
Share issuance costs	-	(467,741)	-	(1,550,343)	(573,165)
Advances from (to) Petaquilla Copper Ltd.	-	18,043,254	(2,439,163)	(2,143,773)	-
Net proceeds from sale of treasury stock	-	-	-	-	1,273,946
(Repayment of) proceeds from bank overdraft	(32,130)	914,568	1,205,382	-	-
Proceeds from senior secured notes	26,984,865	-	-	-	-
Proceeds from long term debt	-	-	-	1,413,510	-
Payment of capital leases	(60,399)	(715,510)	-	-	-
Debt issuance costs	(3,974,266)	-	-	-	-
Repayment of long-term debt	(45,012)	(546,809)	(106,798)	(119,645)	-
Net cash provided by financing activities	22,873,058	30,982,222	(990,937)	28,839,777	12,527,110
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	-	(6,713,118)	(127,369)	(5,752,388)	(291,877)
Investment in mineral properties	(1,852,430)	(26,159,388)	-	(19,387,844)	(2,197,611)
Redemption (purchase) of performance bond and restricted cash	-	614,283	387,400	(811,296)	-
Proceeds from sale of marketable securities	-	-	-	21,191	-
Purchase of equity investment	-	-	-	(500,000)	-
Net cash (used in) provided by investing activities	(1,852,430)	(32,258,223)	260,031	(26,430,337)	(2,489,488)
Impact of exchange rate changes on cash and cash equivalents	(69,432)	15,185	(35,567)	-	-
Change in cash and cash equivalents	10,996,633	846	(5,151,697)	(2,241,494)	8,279,770
Cash and cash equivalents, beginning of period	1,778,973	1,778,127	6,929,824	9,171,318	891,548
Cash and cash equivalents, end of period	$12,775,606	$1,778,973	$1,778,127	$6,929,824	9,171,318

Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 88

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

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

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated any operating revenues to date and has experienced recurring operating losses and accumulated a deficit of $85,065,382 as at May 31, 2008 (April 30, 2008 - $80,552,237, April 30, 2007 - $79,521,082 and January 31, 2007 - $73,077,091). Also the Company had a working capital deficiency of $3,692,913 at May 31, 2008 (April 30, 2008 - $27,844,532, April 30, 2007 - $269,631 net working capital and January 31, 2007 net working capital of $5,920,199). These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management’s plan in this regard is to raise equity and debt financing as required. There are no assurances that the Company will be successful in achieving these goals. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Change in fiscal year ends

In 2007, the Company changed its fiscal year end to April 30.  This arose from the fact that the Company wanted to change its audit firm to an international company due to the increased complexity of its organization. Because the operations of Petaquilla Copper Ltd. were intertwined with that of the Company, due to the fact that their properties were contiguous with those of the Company, the sharing of resources and the fact that development costs would likely be shared in the future, it was decided that the two companies should have the same audit firm.  It was not possible to obtain acceptance of the audit engagement for both companies by an international firm in time to meet the filing deadline of the January 31 year end and, therefore, the fiscal year end was changed to April 30.

In 2008, the Company changed its fiscal year end to May 31.  This arose because the Company was in the midst of obtaining financing to complete mine construction and did not want to show a cash shortfall in its April 30 financial balance sheet for fear of jeopardizing the mine development agreement with the Government of Panama.  Financing was obtained May 22 and the decision was therefore made to change the fiscal year end to May 31.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). For a description of the differences between Canadian GAAP and United States GAAP for the Company, see note 28.

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

All inter-company transactions and balances have been eliminated upon consolidation.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 89

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 90

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company considers all of its subsidiaries and joint venture investments to be integrated operations. All foreign currency-denominated monetary accounts of the Company are translated at the period-end exchange rate. All other income statement transactions are translated using the exchange rate at the date of the transaction.

Exchange gains and losses on translation are recognized as a gain or loss in operations in the period they arise.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 91

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. The accounts affected were cash, warrants, share capital and contributed surplus.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 92

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting policies

Effective February 1, 2007, the Company has adopted the provisions of the following Canadian Institute of Chartered Accountants (CICA) Handbook Sections:

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

The Company's financial instruments include cash and cash equivalents, receivables, bank overdraft, operating credit line facility and accounts payable and accrued liabilities. Upon adoption of these new standards, the Company designates its cash and cash equivalents as held-for-trading, its receivables, as receivables, and its bank overdraft, operating credit line facility, and accounts payable and accrued liabilities as other financial liabilities. The fair values of these financial instruments approximate their carrying values because of their short-term nature. The fair value of senior secured notes approximate the carrying value as the Company closed notes of the same series for the same consideration. The Company had no held-to-maturity financial assets for any of the periods presented in these financial statements.  In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments except for the senior secured notes. The Company is exposed to embedded derivative financial instruments. The Company is unable to fair value the embedded derivative component separately in its senior secured notes and thus has classified the combined contract as financial liability that is held for trading, measured at fair value.

(b)

The Company has adopted the policies in CICA Handbook Sections 3861, 3251, 1651, and 3051.

CICA Handbook Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. An entity adopting this Section for a fiscal year beginning before October 1, 2006 also adopts Financial Instruments – Recognition and Measurement, Section 3855, Hedges, Section 3865, and Comprehensive Income, Section 1530.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 93

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

CICA Handbook Section 3250, Surplus, was revised and reissued as CICA Handbook Section 3251, Equity.  This section is effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.

Comprehensive income represents the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with Canadian generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income. The Company had no “other comprehensive income or loss” for any of the periods presented in these financial statements.

CICA Handbook Section 1650 was revised and reissued as CICA Handbook Section 1651.  The revision deleted the paragraphs relating to hedging of foreign currency items.  These paragraphs have been included in the new Section 3865, Hedges. The adoption of Section 1651 did not have a material impact on the Company’s consolidated financial position and results of operations.  This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. An entity adopting this Section for a fiscal year beginning before October 1, 2006 also adopts Financial Instruments – Recognition and Measurement, Section 3855, Hedges, Section 3865, and Comprehensive Income, Section 1530.

CICA Handbook Section 3051 was issued to replace Section 3050 and to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The adoption of Section 3051 did not have a material impact on the Company’s consolidated financial position and results of operations.

Future Accounting Pronouncements

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 94

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(d)

 Section 1400 - General Standards of Financial Statement Presentation

CICA Handbook Section 1400 has been amended to require management to make an assessment of an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after June 1, 2008. Management has reviewed the requirements and concluded that they do not affect the Company’s financial statements. This standard will require additional disclosure in the financial statements.

Accounting Policies to be Implemented Effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2010.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 95

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

3.

INVESTMENT IN JOINT VENTURES

Investment in Compania Minera Bellencillo, S.A.

The Company owns a 69% joint venture interest in Minera Bellencillo S.A., which is proportionately consolidated in the financial statements. The Company’s interest is summarized as follows:

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
	$	$	$	$
ASSETS
Mineral properties	48,872	26,006	26,006	2,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	47,809	25,519	25,802	2,259
Shareholders’ equity	1,063	486	204	-
	48,872	26,006	26,006	2,259

Cash flows provided by (used in)				-
Financing activities	22,007	-	25,802	2,259
Investing activities	(22,866)	-	(26,006)	(2,259)

4.

PROPERTY AND EQUIPMENT

		May 31,			April 30,
		2008			2008

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$59,429	$40,613	$18,816	$59,429	$39,756	$19,673
Computer software	167,847	111,829	56,018	163,870	109,466	54,404
Equipment under capital leases	10,925,172	1,638,776	9,286,396	10,925,172	1,512,716	9,412,456
Equipment	9,395,507	2,586,114	6,809,393	9,293,748	2,312,647	6,981,101
Furniture and fixtures	21,000	7,185	13,815	21,000	6,978	14,022
Land	125,440	-	125,440	125,440	-	125,440
Buildings	380,667	8,715	371,952	384,391	7,286	377,105

	$21,075,062	$4,393,232	$16,681,830	$20,973,050	$3,988,849	$16,984,201

		April 30,			January 31,
		2007			2007
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$395,852	$118,321	$277,531	$364,189	$87,418	$276,771
Computer software	526,252	187,329	338,923	526,252	138,976	387,276
Equipment	4,393,729	681,008	3,712,721	4,334,336	529,797	3,804,539
Furniture and fixtures	30,523	9,905	20,618	30,523	8,836	21,687
Leasehold improvements	8,951	8,951	-	8,951	8,951	-
Office equipment	36,101	8,553	27,548	30,657	7,280	23,377
Vehicles	600,671	107,909	492,762	381,477	77,999	303,478
Land	34,130	-	34,130	34,130	-	34,130
Buildings	445,169	6,255	438,914	375,588	5,796	369,792
	$6,471,378	$1,128,231	$5,343,147	$6,086,103	$865,053	$5,221,050

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 96

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

4.

PROPERTY AND EQUIPMENT (continued)

In September of 2007, the Company entered into an agreement with Copper to sell some of its surplus property and equipment that are no longer required for its current operations. The net book value of these assets was $2,730,404.   The Company did not recognize a gain or loss on this disposal.

5.

MINERAL PROPERTIES

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
Molejon property	$67,100,743	$65,073,625	$31,210,449	$22,885,737
Rio Belencillo concession	48,872	26,006	26,006	2,259
	$67,149,615	$65,099,631	$31,236,455	$22,887,996

The Company has capitalized $67,149,615 in mineral property costs as at May 31, 2008:

	Molejon	Rio Belencillo	Total
Drilling costs	$11,046,825	$-	$11,046,825
Trenching	4,308,854	48,872	4,357,726
Plant equipment	3,927,704	-	3,927,704
Plant-site	22,272,755	-	22,272,755
Engineering and consulting	2,807,641	-	2,807,641
Camp costs	6,158,386	-	6,158,386
Roads	1,634,057	-	1,634,057
Geologist	1,128,193	-	1,128,193
Property permits	408,381	-	408,381
Environment	488,040	-	488,040
Logistics	395,581	-	395,581
Indirect drilling costs	1,106,528	-	1,106,528
Engineering and design	517,156	-	517,156
Transportation	250,126	-	250,126
Communications	192,370	-	192,370
Topography	153,571	-	153,571
Technical support	120,272	-	120,272
Bridges	50,261	-	50,261
Communications - plant	6,179	-	6,179
Road agreements	105,939	-	105,939
Water samples	3,857	-	3,857
Total	57,082,676	48,872	57,131,548
Deferred amortization on mining equipment	3,938,717	-	3,938,717
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	723,668	-	723,668
Deferred interest expense	955,682	-	955,682
	$67,100,743	$48,872	$67,149,615

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 97

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

5.

MINERAL PROPERTIES (continued)

The Company has capitalized $65,099,631 in mineral property costs as at April 30, 2008:

	Molejon	Rio Belencillo	Total
Drilling costs	$11,042,964	$-	$11,042,964
Trenching	4,308,854	26,006	4,334,860
Plant equipment	4,092,802	-	4,092,802
Plant-site	20,986,149	-	20,986,149
Engineering and consulting	2,806,455	-	2,806,455
Camp costs	6,019,342	-	6,019,342
Roads	1,632,364	-	1,632,364
Geologist	1,090,266	-	1,090,266
Property permits	374,558	-	374,558
Environment	479,886	-	479,886
Logistics	387,659	-	387,659
Indirect drilling costs	1,069,783	-	1,069,783
Engineering and design	491,928	-	491,928
Transportation	250,098	-	250,098
Communications	192,391	-	192,391
Topography	151,615	-	151,615
Technical support	120,272	-	120,272
Bridges	50,253	-	50,253
Communications - plant	6,179	-	6,179
Road agreements	105,972	-	105,972
Water samples	3,857	-	3,857
Total	55,663,647	26,006	55,689,653
Deferred amortization on mining equipment	3,569,850	-	3,569,850
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	711,553	-	711,553
Deferred interest expense	728,575	-	728,575
	$65,073,625	$26,006	$65,099,631

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 98

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

5.

MINERAL PROPERTIES (continued)

The Company has capitalized $31,236,455 as at April 30, 2007:

	Molejon	Rio Belencillo	Total
Drilling costs	$5,947,874	$-	$5,947,874
Trenching	3,929,987	26,006	3,955,993
Plant equipment	3,901,761	-	3,901,761
Plant-site	3,703,891	-	3,703,891
Engineering and consulting	2,152,648	-	2,152,648
Camp costs	2,103,628	-	2,103,628
Roads	1,729,614	-	1,729,614
Geologist	663,641	-	663,641
Property permits	374,558	-	374,558
Environment	359,780	-	359,780
Logistics	299,939	-	299,939
Indirect drilling costs	199,218	-	199,218
Engineering and design	149,392	-	149,392
Transportation	145,347	-	145,347
Communications	128,729	-	128,729
Topography	113,008	-	113,008
Technical support	110,248	-	110,248
Bridges	63,332	-	63,332
Communications - plant	6,179	-	6,179
Road agreements	4,127	-	4,127
Water samples	3,857	-	3,857
Total	26,090,758	26,006	26,116,764
Deferred amortization on mining equipment	601,295	-	601,295
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	118,396	-	118,396
	$31,210,449	$26,006	$31,236,455

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 99

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

5.

MINERAL PROPERTIES (continued)

The Company has capitalized $22,887,996 as at January 31, 2007:

	Molejon	Rio Belencillo	Total
Drilling costs	$5,062,542	$-	$5,062,542
Trenching	2,607,526	2,259	2,609,785
Plant equipment	3,901,556	-	3,901,556
Plant-site	2,394,927	-	2,394,927
Engineering and consulting	2,035,109	-	2,035,109
Camp costs	1,974,785	-	1,974,785
Roads	2,684,800	-	2,684,800
Geologist	162,964	-	162,964
Property permits	373,395	-	373,395
Environment	343,612	-	343,612
Logistics	170,083	-	170,083
Indirect drilling costs	18,061	-	18,061
Engineering and design	87,955	-	87,955
Transportation	105,845	-	105,845
Communications	115,988	-	115,988
Topography	96,877	-	96,877
Technical support	89,387	-	89,387
Bridges	51,463	-	51,463
Communications - plant	6,179	-	6,179
Water samples	3,856	-	3,856
Total	22,286,910	2,259	22,289,169
Deferred amortization on mining equipment	480,431	-	480,431
Stock-based compensation (Note 15)	118,396	-	118,396
	$22,885,737	$2,259	$22,887,996

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

Approval of the phased Mine Development Plan was obtained in September 2005. The Company proceeded with the development of the property and construction of the processing mill commenced in July of 2007.  (See Note 26(vii)).

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 100

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

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

The Company’s proportionate share of exploration costs totalling $48,872 (April 30, 2008 - $26,006, April 30, 2007 - $26,006 and January 31, 2007 - $2,259) has been capitalized on the Company’s balance sheet (Note 3).

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

During the period ended January 31, 2007, the Company rescinded the above agreement and returned the initial cash option payment of $111,120 (US$100,000) to Geneva Gold.

Geneva Gold has claimed a loss in the share value said to be caused by the Company’s news release announcing that the agreement with the Company has been rescinded. The legal claim was settled by issuing 100,000 shares in Petaquilla Minerals Ltd., valued at the market value of $2.61 per share. No legal fees were incurred during the one month ended May 31, 2008 ($41,692 – twelve months ended  April 30, 2008, $14,251 – three months ended April 30, 2007 and Nil – twelve months ended January 31, 2007).

6.

PLAN OF ARRANGEMENT AND ADVANCES TO PETAQUILLA COPPER LTD.

During the period ended January 31, 2007, the shareholders of the Company voted in favour of the April 21, 2006 proposed Plan of Arrangement. During the same period, Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 101

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

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

The Company initially owned 22,233,634 of the issued shares of Copper at a cost of $500,000. This initial 20% equity stake has been and may be further diluted upon future share capital financings that are anticipated to be necessary for the ongoing funding of the Copper deposit project. Subsequent to the Plan of Arrangement, the Company has accounted for Copper on an equity basis reporting an equity loss of $230,788 (twelve months ended April 30, 2008 - $4,484,625, three months ended April 30, 2007 - $1,579,353 and twelve months ended January 31, 2007 - $193,647) and a gain on dilution of nil (twelve months ended April 30, 2008 - $12,737,095, three months ended April 30, 2007 - $811,535 and twelve months ended January 31, 2007 - $2,268,465) for the one month period ended May 31, 2008. Under the equity method, the Company records the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment. If the percentage of loss from the investee is greater than carrying cost, the amount is not reduced beyond the full carrying value. Dilution gains arise whenever Copper issues equity at a price greater than the carrying value of the equity investment.

As at May 31, 2008, the amount payable to Copper is $1,157,788 (April 30, 2008, payable of $9,880,377, April 30, 2007, receivable of $4,582,937 and January 31, 2007, receivable of $2,143,773) related to advances to pay for mineral property costs and administrative expenses.

7.

RESTRICTED CASH

The Company has a deposit of $30,000 (April 30, 2008 - $30,000, April 30, 2007 - $30,000 and January 31, 2007 - $30,000) with HSBC Bank as collateral for the credit card used by the Company to pay ongoing travel and related costs.

The Company has pledged a term deposit in the amount of $397,680 (US$ 400,000) (April 30, 2008 - $403,800 (US$ 400,000), April 30, 2007 - $276,675 (US$ 250,000) and January 31, 2007 - $294,800 (US$ 250,000)) as security for financings (Note 8).

The Company has posted a term deposit in the amount of $198,840 (US$ 200,000) (April 30, 2008 - $201,900 (US$ 200,000), April 30, 2007 - $110,670 (US$ 100,000) and January 31, 2007 - $117,920 (US$ 100,000)) as a guarantee for a performance bond to comply with Environmental law, article 112 in Panama.

The Company has also posted a term deposit in the amount of $39,768 (US$ 40,000) (April 30, 2008 - $40,380 (US$ 40,000), April 30, 2007 – Nil and January 31, 2007 – Nil) to satisfy the requirement for a performance bond with the Ministry of Commerce and Trade in Panama.

During the period ended January 31, 2007, the Company was required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property.  To satisfy this requirement, at January 31, 2007, the Company pledged a guaranteed investment certificate for $919,776 (US$ 780,000) (May 31, 2008 – Nil, April 30, 2008 – Nil, and April 30, 2007 - $863,226 (US$ 780,000)) as security.

During the period ended January 31, 2007, the Company pledged $383,240 (US$ 325,000) (May 31, 2008 – Nil, April 30, 2008 – Nil and April 30, 2007 – Nil) by way of a term deposit to the bank as a reserve to meet statutory employer payroll obligations.

Interest rates on these deposits ranges from 2.60% to 4.875%.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 102

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

8.

LONG-TERM DEBT

During the twelve months ended January 31, 2007, the Company arranged a bank loan of $407,524 (US$ 382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $12,513 (US$ 11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%. Collateral for this loan is comprised of a pledge of a fixed first charge on the purchased equipment and a $248,550 (US$ 250,000) renewable term deposit.

During the twelve months ended January 31, 2007, the Company arranged a bank loan of $83,988 (US$ 78,810) to acquire vehicles to be used for the mine site. The loan is repayable in 36 equal monthly instalments of $2,671 (US$ 2,506) commencing in May 2006 and bears interest at an annual rate of 9.25%. Collateral for this loan is comprised of a fixed first charge on the purchased equipment.

During the twelve months ended January 31, 2007, the Company arranged a bank loan of $245,878 (US$ 230,720) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $7,934 (US $7,445) commencing in October 2006 and bears interest at an annual rate of 9.00%. Collateral for this loan is comprised of a first charge on the purchased equipment.

During the twelve months ended January 31, 2007, the Company arranged a bank loan of $597,645 (US $560,800) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $19,284 (US $18,095) commencing in January 2007 and bears interest at an annual rate of 9.25%. Collateral for this loan is comprised of a pledge of a first charge on the purchased equipment and a $149,130 (US $150,000) renewable term deposit.

During the twelve months ended January 31, 2007, the Company arranged a bank loan of $26,110 (US $24,500) to acquire a vehicle to be used for the mine site. The loan is repayable in 36 monthly instalments of $845 (US $793) commencing in January 2007 and bears interest at an annual rate of 9.25%. Collateral for this loan is comprised of a first charge on the purchased vehicle.

The following table summarizes the loans outstanding as at May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007:

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
Long-term debt
Equipment loan #1	$125,053	$138,043	$303,203	$347,059
Vehicle loan #1	27,978	30,674	64,061	72,964
Equipment loan #2	110,984	119,181	218,115	245,989
Equipment loan #3	317,324	337,568	576,443	646,171
Vehicle loan #2	13,907	14,792	25,245	28,300
	595,246	640,258	1,187,067	1,340,483
Less: current portion	(433,621)	(451,195)	(487,882)	(470,493)
	$161,625	$189,063	$699,185	$869,990

Anticipated long-term debt principal repayments are as follows:

2009	$433,621
2010	161,625
$595,246

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 103

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

9.

DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO PETAQUILLA COPPER LTD.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Copper to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period.  In return for receiving certain benefits and assurances, payment for services has been assumed and prepaid by Petaquilla Copper Ltd. in the amount of $4,387,705 (US $ 4,400,000) as per the following table, which details Copper’s minimum needs:

Service/Supply	Minimum	Estimated Cost	Estimated Cost per	Estimated cost for 3-
	Requirement	per Unit	Month	year contract
Electric Generation	350,000 kw.hr/month	0.19USD /kw.hr	$66,254	$2,385,142
Aggregate for construction, including transportation to site	100,000 yd3	16.4 /yd3	-	1,643,895
Rental of LF 70 Drill Machine	-	-	99,630	358,668
Total prepaid services				$4,387,705

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
Current portion	$247,343	$247,343	$-	$-
Non-current portion	3,980,203	4,060,956	-	-
	$4,227,546	$4,308,299	$-	$-

The first two years of the Service Agreement, Copper shall have the option to purchase the equipment from Gold at the market price of the equipment less the unamortized amount of rental costs prepaid. See Note 18.

During the period ended May 31, 2008 the Company provided $70,105 (US$ 65,263) (twelve months ended April 30, 2008 - $ 79,406 (US$ 73,852), three months ended April 30, 2007 – Nil and twelve months ended January 31, 2007 – Nil) in services under this agreement.

10.

CAPITAL LEASE OBLIGATIONS

During the current period and the twelve months ended April 30, 2008, the Company entered into two capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the lease, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, a related company subject to significant influence, has pledged a term deposit in the amount of $2,347,403 (US$ 2,361,098) (April 30, 2008 - $2,383,528 (US$ 2,361,098) April 30, 2007 – Nil, January 31, 2007 - Nil) as additional security.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 104

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

10.

CAPITAL LEASE OBLIGATIONS (continued)

Future minimum lease payments on the capital lease obligation are as follows:

2009	$2,648,121
2010	2,648,121
2011	1,674,278
6,970,520
Less: Imputed interest of 9%	(839,640)
Total	6,130,880
Current obligation	2,162,289
Long-term obligation	$3,968,591

11.

OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with BBVA up to a maximum of $13,301,952 (US$ 13,379,554) (April 30, 2008 - $13,506,660 (US$ 13,379,554), April 30, 2007 – Nil, January 31, 2007 - Nil).  The facility is drawdown, reduced and converted to a capital lease when the purchase of assets has been completed.  The facility has a fixed rate of 9% on $10,954,549 (US$ 11,018,456) (April 30, 2008 - $11,123,131 (US$ 11,018,456), April 30, 2007 – Nil, January 31, 2007 - Nil) and fixed rate of 6% on $2,347,403 (US$ 2,361,098) (April 30, 2008 - $2,383,528 (US$ 2,361,098), April 30, 2007 – Nil, January 31, 2007 - Nil)  The facility is secured by the assets purchased under the facility and is registered with the Public Registry of the Republic of Panama.

12.

SENIOR SECURED NOTES

May 31, 2008

US$ 60 Million Senior Secured Notes	$26,630,004

On May 21, 2008, the Company closed $31,746,900 (US$ 32,250,000), the first tranche of its US$60 Million senior secured notes (“Notes”). The Notes bear interest at an annual rate of 15%. The Notes will mature five years from date of issuance at 120% of the principal. The Company has the right to redeem the notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the notes. If the Notes are redeemed within one year of issuance, all prepaid interest is forfeited. After 24 months from the date of issuance of the Notes, holders of the Notes shall have the right to cause the Company to purchase all of its notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes. On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of free cash flow. Free cash flow is to be defined mutually between the Company and the Note holders. As of May 31, 2008, no definition of free cash flow has been defined.

Each Note was issued with 382 share purchase warrants. Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase. The warrants are subject to a weighted average anti-dilution price protection with a floor equivalent to CDN $ 2.15.

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement” and HB 3861 “Financial Instruments – Disclosure and Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants. On the valuation date, the value of the Notes was calculated to be $30,993,398 (US$ 31,430,279) and the amount allocated to the warrants $808,327 (US$ 819,721).  Prepaid interest of $4,762,035 (US$ 4,875,000) was applied as a reduction of the Notes. The Company will capitalize interest and accretion based on expenditures on qualifying assets. The liability component was calculated using a discount rate of 26.65% and a maturity date of two years from issue. The senior secured notes contain embedded derivatives as a result of the call and put options. The Company is unable to fair value the embedded derivatives component separately and thus has classified the combined contract as a financial liability that is held for trading.

The Company incurred $3,974,266(US$ 4,029,536) in financing costs. These costs have been expensed in the period they are incurred

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 105

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

12.

SENIOR SECURED NOTES (continued)

in accordance with the Company’s accounting policy. Accreted interest of $189,904 had been capitalized to mineral properties in accordance with the Company’s accounting policy.

The Notes are collateralized, on a joint and several basis, by all the assets of the Company and of the Company’s subsidiaries.

13.

BANK OVERDRAFT

The Company has a bank overdraft facility with one of its financial institutions for $2,087,820 (US$ 2,100,000).  (April 30, 2008 - $2,119,950 (US$ 2,100,000), April 30, 2007 - $1,205,382 (US$ 1,089,168), January 31, 2007 - Nil). The overdraft bears a fixed interest of 7.5% per annum and is secured by one of the Company’s savings account up to $1,168,282 (US$ 1,175,098). A related company subject to significant influence, has posted a $919,538 (US$ 924,902) term deposit as guarantee for this facility.

14.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Authorized Capital

Unlimited common shares without par value

Unlimited preference shares without par value – rights and privileges conferred on issuance

	Number	Amount	Contributed	Warrants
	of Common		Surplus
	Shares
Issued
Balance as at January 31, 2006	70,246,303	61,684,216	1,004,480	1,292,993

Non-brokered private placement, net of finders’ fees (b)	9,400,000	11,717,220	-	9,885,980
Exercise of stock options	4,737,893	11,311,328	(8,685,394)	-
Exercise of warrants	4,982,835	7,272,396	-	(1,292,993)
Stock-based compensation	-	-	17,127,198	-
Share issuance costs	-	(1,414,061)	-	820,518
Balance as at January 31, 2007	89,367,031	90,571,099	9,446,284	10,706,498

Exercise of stock options	509,920	1,024,936	(750,603)	-
Stock-based compensation	-	-	3,377,468	-
Balance as at April 30, 2007	89,876,951	91,596,035	12,073,149	10,706,498

Non-brokered private placement, net of finders’ fees (c)	4,552,412	10,918,342	-	1,327,463
Exercise of stock options	1,055,883	3,110,114	(2,026,487)	-
Exercise of warrants	373,395	1,153,659	-	(578,617)
Share issue relating to legal settlement	100,000	261,000	-	-
Stock-based compensation	-	-	6,269,339	-
Share issuance costs	-	(551,586)	-	83,845
Balance as at April 30, 2008	95,958,641	106,487,564	16,316,001	11,539,189

Stock-based compensation	-	-	90,017	-
Share issuance costs	-	(629,481)	-	629,481
Senior secured notes warrants	-	-	-	808,327
Balance as at May 31, 2008	95,958,641	$105,858,083	$16,406,018	$12,976,997

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 106

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

14.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS (continued)

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 107

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

14.

CAPITAL STOCK, WARRANTS AND CONTRIBUTED SURPLUS (continued)

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

On December 8, 2006, no shares remained in reserve under the Company’s former incentive stock option plan (the “Former Plan”). The 2,556,144 options that remained outstanding as of December 8, 2006 under the Former Plan were carried forward to the New Plan. In January 2007, the Company granted a total of 5,989,543 incentive stock options under the New Plan.  During the period ended May 31, 2008, 1,375,000 incentive stock options were granted. As at May 31, 2008, the total number of outstanding incentive stock options under the Plan is 8,115,134 (April 30, 2008 -8,015,134, April 30, 2007 - 8,115,767 and January 31, 2007 – 8,495,687).

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 108

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

15.

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

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2006	6,031,200	0.53	(1)

Granted (re: Plan of Arrangement)	3,730,000	1.14	(1)
Granted	5,989,543	2.01
Exercised	(4,737,893)	0.54	(1)
Expired	(400,000)	1.24	(1)
Forfeited	(493,400)	0.98	(1)
Voluntary reduction	(1,623,763)	0.91	(1)
Balance at January 31, 2007	8,495,687	1.55	(1)

Granted	150,000	2.25
Exercised	(509,920)	0.39
Forfeited	(20,000)	2.01
Balance at April 30, 2007	8,115,767	1.76	(1)

Granted	1,245,000	2.45
Exercised	(1,055,883)	1.03	(1)
Cancelled	(179,750)	2.01
Forfeited	(110,000)	3.04
Balance at April 30, 2008	8,015,134	1.82

Granted	130,000	1.96
Forfeited	(30,000)	2.58
Balance at May 31, 2008	8,115,134	1.82
Number of stock options exercisable	6,003,944	$1.71

(1)

Exercise price is the aggregate exercise price required to exercise one option of Petaquilla Copper Ltd. and one option of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 109

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

15.

STOCK OPTIONS (continued)

As at May 31, 2008, the following stock options were outstanding as follows:

Number of Shares
Outstanding	Exercise Price		Expiry Date
150,000	2.25		October 19, 2008
36,480	0.25	(1)	April 21, 2010
193,800	0.25	(1)	July 11, 2010
994,200	0.525	(1)	February 1, 2011
96,000	0.865	(1)	April 27, 2011
5,409,654	2.01		January 15, 2012
200,000	2.22		June 12, 2012
500,000	2.25		June 20, 2012
50,000	2.48		July 11, 2012
75,000	2.49		July 12, 2012
50,000	2.54		July 23, 2012
50,000	2.76		September 10, 2012
5,000	3.04		November 15, 2012
75,000	2.70		February 14, 2013
100,000	2.80		February 11, 2013
30,000	1.96		May 5, 2013
100,000	1.96		May 5, 2013

8,115,134

(1)

Exercise price is the aggregate exercise price required to exercise one option of Petaquilla Copper Ltd. and one option of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd.

Total stock options granted during the one month ended May 31, 2008 are 130,000 (twelve months ended April 30, 2008 - 1,245,000, three months ended April 30, 2007 - 150,000,  twelve months ended January 31, 2007 - 9,719,543 and twelve months ended January 31, 2006 – 5,573,000), of which Nil (twelve months ended April 30, 2008 - Nil, three months ended April 30, 2007 – Nil, twelve months ended January 31, 2007 – 400,000 and  twelve months ended January 31, 2006 - Nil ) are expired and Nil (twelve months ended April 30, 2008 - Nil, three months ended April 30, 2007 – Nil, twelve months ended January 31, 2007 - 155,200 and  twelve months ended January 31, 2006 - 450,000) were forfeited during the period. Stock options granted that are not vested have been excluded from the calculation of stock-based compensation. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the one month period ended May 31, 2008 was $77,902 (twelve months ended April 30, 2008 - $5,676,183, three months ended April 30, 2007 - $3,377,468, twelve months ended January 31, 2007 - $17,008,802 and twelve months ended January 31, 2006 - $410,301). Stock-based compensation charged to mineral property costs amounted to $12,115 for the one month ended May 31, 2008 (twelve months ended April 30, 2008 - $593,157, three months ended April 30, 2007 – Nil, twelve months ended January 31, 2007 - $118,396 and twelve months ended January 31, 2006 - Nil).

These financial statements include the stock-based compensation costs associated with the exchange of options and warrants in connection with the Plan of Arrangement, and the options and warrants issued to Copper in respect thereof.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 110

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

15.

STOCK OPTIONS (continued)

Options

The weighted average fair value of stock options granted is estimated to be approximately $1.18 for the one month ended May 31, 2008 (twelve months ended April 30, 2008 - $1.65, three months ended April 30, 2007 - $0.32 and twelve months ended January 31, 2007 - $1.21 ) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	One month	Twelve
	ended	months ended	Three months	Twelve months	Twelve months
	May 31,	April 30,	ended	ended January	ended January
	2008	2008	April 30, 2007	31, 2007	31, 2006

Risk-free interest	3.05%	4.44%	4.16%	4.04%	3.34 to 4.20%
Expected dividend yield	-	-	-	-	-
Expected stock price volatility	74%	87%	39%	106%	47 to 65%
Expected option life in years	5.00	5.00	1.00	5.00	2.00 - 5.00

16.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Balance at January 31, 2006	4,982,835	1.20/1.44
Issued	9,798,000	1.54
Exercised	(4,982,835)	1.20
Balance at January 31, 2007 and April 30, 2007	9,798,000	1.54
Issued	2,397,830	3.50
Exercised	(373,395)	1.54
Balance at April 30, 2008	11,822,435	1.94
Issued	12,812,280	2.30
Balance at May 31, 2008	24,634,715	$2.13

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 111

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

16.

SHARE PURCHASE WARRANTS (continued)

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 112

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

16.

SHARE PURCHASE WARRANTS (continued)

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

The weighted average fair value of the finders’ warrants issued is estimated to be approximately $1.28 for the one month ended May 31, 2008 (twelve months ended April 30, 2008 - $0.69, three months ended April 30, 2007 - Nil, and twelve months ended January 31, 2007 -  $2.06)  by using the Black-Scholes options pricing model with the following assumptions:

	One month ended May 31, 2008	Twelve months ended April 30, 2008	Three months ended April 30, 2007	Twelve months ended January 31, 2007
Risk-free interest Expected dividend yield Expected stock price volatility Expected option life in years	3.18% - 74% 5.00	4.00% - 47% 2.00	- - - -	4.04% - 108% 5.00 years

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

18.

RELATED PARTY TRANSACTIONS

During the one month ended May 31, 2008:

a)

The Company paid consulting fees of $1,890 (twelve months ended April 30, 2008 - $106,033, three months ended April 30, 2007 - $15,545, twelve months ended January 31, 2007 - $411,179 and twelve months ended January 31, 2006 - $114,559) to related companies controlled by a director and a former officer.

b)

The Company paid legal fees of Nil (twelve months ended April 30, 2008 - $109,517, three months ended April 30, 2007 - $44,523, twelve months ended January 31, 2007 - $230,061 and  twelve months ended January 31, 2006 -  Nil), share issue costs of Nil (twelve months ended April 30, 2008 - $165,836, three months ended April 30, 2007 – Nil, twelve months ended January 31, 2007 – $113,097 and twelve months ended January 31, 2006 - Nil) and financing costs of $95,272 (twelve months ended April 30, 2008 – Nil, three months ended April 30, 2007 – Nil, twelve months ended January 31, 2007 – Nil and twelve months ended January 31, 2006 - Nil) to a law firm controlled by an officer. The Company paid for services and goods of Nil (twelve months ended April 30, 2008 - $129,921, three months ended April 30, 2007 - $26,768, twelve months ended January 31, 2007 - $107,359 and twelve months ended January 31, 2006 - $61,749) to a company controlled by an officer and a director.

c)

The Company paid consultant fees and wages of $9,052 (twelve months ended April 30, 2008 - $143,583, three months ended April 30, 2007 - Nil, twelve months ended January 31, 2007 - Nil and twelve months ended January 31, 2006 - Nil) to companies controlled by directors and an officer.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 113

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

18.

RELATED PARTY TRANSACTIONS (continued)

d)

The Company received $3,425 (twelve months ended April 30, 2008 - $34,875, three months ended April 30, 2007 - $8,549, twelve months ended January 31, 2007 - $7,573 and twelve months ended January 31, 2006 - Nil) from Copper as payment of office rent.

e)

The Company received or accrued Nil (12 months ended April 30, 2008 - $129,345, 3 months ended April 30, 2007 - $103,348, twelve months ended January 31, 2007 - Nil and twelve months ended January 31, 2006 - Nil) in asset usage fees from Copper for the use of certain office and mining equipment. Also during the period, the Company and Copper advanced negotiations with the lessor of the equipment to have the commercial terms of the leasing arrangement correspond with the terms of the Plan of Arrangement made effective on October 18, 2006, such that Copper will ultimately become the lessee of the equipment. The cost recovery arrangement will be subject to review and revision to reflect changes in operations.

f)

During the period ended April 30, 2008 the Company had a cost sharing arrangement with Copper varying from 50% to 80% of the cost. This arrangement was terminated on September 30, 2007 when the terms of the agreement were fulfilled.

Certain employees of the Company with knowledge in mining, government, environmental and community relations were previously employed and trained by the Company. In January 2008, the Company charged Copper for technical know-how and other intellectual property transferred to Copper. The amount of these fees has been determined to be  $4,587,320 (US$ 4,577,250). In April 2008, the Company and Copper agreed to rescind the agreement and the fees were refunded to Copper.

As at May 31, 2008, the Company has an amount payable to Copper of $1,157,788 (April 30, 2008 - $9,880,377 payable, April 30, 2007 - $4,582,937 receivable and January 31, 2007 - $2,143,774 receivable) resulting from mineral property costs and general and administrative expenses paid by the Company on Copper’s behalf. This account bears interest at a rate of US prime plus 1%.  As at May 31, 2008, the Company has $113,832 payable to all other related parties (April 30, 2008 – $16,707, April 30, 2007 – $55,901 and January 31, 2007 – $81,305).

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

The following assumptions were used:

Risk-free interest	3.22
Expected dividend yield	-
Expected stock price volatility	58.49%

Subsequent to the transfer of shares, Copper released to the Company the remaining shares it held in escrow.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 114

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

18.

RELATED PARTY TRANSACTIONS (continued)

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

19.

INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	One month	Twelve months	Three months	Twelve months	Twelve months
	ended May 31,	ended	ended	ended	ended
	2008	April 30, 2008	April 30, 2007	January 31, 2007	January 31, 2006
Statutory tax rate	30.67%	33.08%	34.12%	34.12%	34.70%
(Loss) for the period	$(4,513,145)	$(1,031,155)	$(6,443,991)	$(21,518,419)	$(2,567,758)
Income tax recovery	$(1,384,182)	$(341,106)	$(2,191,815)	$(7,342,085)	$(892,168)
Permanent differences	(61,546)	(53,318)	1,273,166	5,467,798	117,045
Income tax rate change and differential	895,534	1,347,730	(266,240)	758,00	14,107
Change in valuation allowance	550,194	(953,306)	1,184,889	1,116,287	761,016
Income tax recovery	$-	$-	$-	$-	$-

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$3,249,789	$3,278,893	$4,264,620	$3,090,661
Equipment and mineral properties	54,878	54,878	235,412	232,851
Deferred financing costs	1,623,839	547,524	-	405,876
Future income tax on investment	(1,347,586)	(1,202,204)	-	(320,021)
Other	13,060	13,947	386,036	16,873
Total future income tax assets	3,593,980	2,693,038	4,886,068	3,426,240
Valuation allowance	(3,593,980)	(2,693,038)	(4,886,068)	(3,426,240)
Net future income tax assets	$-	$-	$-	$-

The Company has non-capital losses of approximately $12,934,532 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire beginning in 2009 as follows:

2009	$184,526
2010	133,088
2011	420,267
2015	882,063
2026	1,932,414
2027	5,173,260
2028	4,208,913
$12,934,531

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 115

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

19.

INCOME TAXES (continued)

The Company will not be subject to any income taxes in Panama until such time that all of the debts incurred by all the affiliated / subsidiary companies have been repaid in full.  At that time the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

20.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties. Details of geographic information are as follows:

May 31, 2008	Canada	Panama	Total
Interest income	$-	$78,670	$78,670
Property and equipment	-	$16,681,830	$16,681,830
Mineral properties	-	$67,149,615	$67,149,615

April 30, 2008	Canada	Panama	Total
Interest income	$39,593	$14,982	$54,575
Property and equipment	-	$16,984,201	$16,984,201
Mineral properties	-	$65,099,631	$65,099,631

April 30, 2007	Canada	Panama	Total
Interest income	$47,623	$9,226	$56,849
Property and equipment	$63,284	$5,279,863	$5,343,147
Mineral properties	-	$31,236,455	$31,236,455

January 31, 2007	Canada	Panama	Total
Interest income	$264,210	$31,821	$296,031
Property and equipment	$86,106	$5,134,944	$5,221,050
Mineral properties	-	$22,887,996	$22,887,996

January 31, 2006	Canada	Panama	Total
Interest income	$48,239	$-	$48,239

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 116

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

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

22.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, long-term debt, restricted cash, and the amount payable from Petaquilla Copper Ltd.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments other than the senior secured notes. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

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

23.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	One month	Twelve months	Three months	Twelve months	Twelve months
	ended May	ended April 30,	ended April	ended January	ended January
	31, 2008	2008	30, 2007	31, 2007	31, 2006
Non-cash financing activities
Finder’s fee	$629,481	$83,845	$-	$820,518	$-
Share issue costs	(629,481)	(83,845)	-	(820,518)	-
Settlement of advances for deferred services	-	(4,387,705)	-	-	-
Settlement of advances for property and equipment and mineral properties	-	(3,464,048)	-	-	-
Shares issued re legal settlement	-	261,000	-	-	-
Non-cash investing activities
Property and equipment incurred through payables	-	-	188,383	-	-
Property and equipment acquired through capital leases	-	6,906,789	-	-	-
Property and equipment acquired through credit line facility	-	3,849,974	-	-	-
Mineral property costs incurred through payables	1,441,895	2,516,178	3,827,595	511,556	192,158
Stock-based compensation capitalized to mineral properties	12,115	593,157	-	118,396	-
Asset retirement obligation capitalized to mineral properties	-	-	4 ,400,000	-	-

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 117

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

23.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

	One month	Twelve months	Three months	Twelve months
	ended May 31,	ended April 30,	ended April	ended January
	2008	2008	30, 2007	31, 2007
Cash and cash equivalents consist of:
Cash	$6,357,871	$1,642,691	$1,076,253	$575,881
Term deposits	6,417,735	136,282	701,874	6,353,943
	$12,775,606	$1,778,973	$1,778,127	$6,929,824

	One month	Twelve months	Three months	Twelve months
	ended May 31,	ended April 30,	ended April	ended January
	2008	2008	30, 2007	31, 2007
Interest paid in cash	$5,868,253	$70,176	$68,329	-
Income taxes paid in cash	-	-	-	-

24.

ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:

Initial recognition – April 30, 2007	$4,400,000
Accretion	312,977
Foreign exchange gain on re-measurement in Canadian dollars	(375,974)

Balance - April 30, 2008	4,337,003
Accretion	52,106
Foreign exchange gain on re-measurement	(81,026)
Ending balance - May 31, 2008	$4,308,083

The provision for asset retirement obligations is based upon the following assumptions:

d)

The total undiscounted cash flow required to settle the obligation is approximately $6,848,000 (US$ 6,225,000);

e)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

f)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

Prior to April 30, 2007, the Company could not reasonably estimate the fair value of the asset retirement obligation.

25.

CONTINGENCIES

The Company is engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 118

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

26.

 SUBSEQUENT EVENTS

Subsequent to May 31, 2008 the following events took place:

(i)

On various dates, 967,801 stock options were forfeited and 81,480 stock options were exercised for $40,995. The Company granted 1,370,000 options at an exercise price ranging from $0.60 to $1.25.

(ii)

On June 4, 2008 and July 9, 2008 the Company closed the remaining US$ 27,750,000 of its senior secured notes financing.  Net proceeds received US$ 20,612,480. 11,024,520 warrants were issued as part of the senior secured notes financing.

(iii)

On September 19, 2008 the Company sold 100% of its 20,418,565 Petaquilla Copper Shares for proceeds of $44,920,843.

(iv)

On September 30, 2008 the Company repaid $38,355,744 (US$ 36,032,376) of the face value of its senior secured notes. Total amount paid including the 20% premium on redemption is $44,920,843 (US$ 43,238,852).

(v)

On October 2, 2008 the Company issued a supplemental US$ 20,000,000 of its senior secured notes.  Net proceeds received US$ 15,875,000.

(vi)

As a result of the Inmet Mining Corporation’s offer for Petaquilla Copper Ltd. the proceeds allocated to the pre-plan of arrangement options are based on the option price multiplied by the ratio of the five day weighted average price of each of the PTQ and Copper shares during the first five trading days of Copper.

(vii)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional US$ 934,695 for damages. On November 26, 2008, ANAM by Resolution approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production.   Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM has not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  On March 10, 2009, the Supreme Court of the Republic of Panama issued a statement regarding a fine that ANAM had sought to enforce upon the Company. In its decision, the Supreme Court suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

(viii)

On March 30, 2009, the Company closed a Convertible Senior Secured Notes financing of up to US$ 40,000,000 (“Convertible Notes”). The Convertible Notes are convertible at a price of $2.25 per share. The Convertible Notes will bear interest at an annual rate of fifteen percent (15%), of which the first twelve months shall be prepaid in full at the time of issuance of the Convertible Notes. The Convertible Notes will mature two years from date of issuance at 110% of the principal amount. The Company is required to make semi-annual repayments on the previously issued senior secured notes commencing on September 15, 2009 and on the Convertible Notes commencing September 15, 2010  ranging from $nil to $8,000,000 depending upon the average price of gold.  The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest on the Convertible Notes. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Holders of the previously issued Series 1, Series B and Series C notes were offered to exchange amounts due upon maturity of their existing notes and participate pro-rata in the Convertible Notes offering up to a maximum of US$ 24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital purposes.  Holders of the Series 1 notes representing 11,984 notes (US$ 11,983,812) have agreed not to exercise their put right until June 1, 2010. In addition, the Company has agreed to reduce the exercise price of 23,836,800 warrants from $2.30 per share to $0.65 per share.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 119

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

26.

SUBSEQUENT EVENTS (continued)

(ix)

On January 28, 2009, Pro-Con Industries, Inc. filed a claim in the Central District of California against Petaquilla Minerals Ltd. and Petaquilla Minerals, S.A. for breach of written contract, breach of oral contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship.  The claim seeks damages in excess of US$ 3,250,000 in addition to punitive damages and attorney fees. On April 28, 2009, the United States District Court Central District

of California dismissed the claim.

(x)

705,955 share purchase warrants expired unexercised.

(xi)

On June 29, 2009, the Company’s wholly-owned subsidiary, Panama Central Electrica, S.A. entered into a Memorandum of Understanding  with Generadora Hidroelectrica Santa Maria, S.A. for the development of a 25MW hydroelectric plant in the Province of Veraguas, Panama.

(xii)

The Company granted 150,000 stock options, 60,000 options expired and 3,245,080 options were cancelled. The Company is currently reviewing the accounting impact of the option cancellations.

(xiii)

The Company is currently conducting an internal investigation under the oversight of the Audit Committee and with the assistance of independent counsel of certain of our international operations, focusing on the material weakness identified during the Company’s assessment of internal controls as at May 31, 2009.

(xiv)

The Company’s management conducted an assessment of the Molejon Gold Mine resulting in the identification of several deficiencies in the plant construction and operation. These deficiencies have led to several areas of the plant not operating to design specifications resulting in additional future costs to mitigate construction deficiencies. A process for estimating costs of mitigation is in the identification stage thus no amounts can be quantified at this time.

(xv)

The Company entered into a forward sale agreement for 7,000 ounces of gold to be delivered in October and November 2009. Disruption of plant operations from any cause may result in delivery default and result in additional cost being incurred. The Company received $5,129,600 representing 80% of the ounces sold.

(xvi)

In September 2009, the Company made a principal, premium and interest payment of $6,208,844 on its senior secured notes pursuant to the provisions of the debt agreement (Note 12).

(xvii)

As a result of operational issues, the Company has been unable to meet its current production targets and requires additional funding in order to continue operations. On November 6, 2009, the Company negotiated with a related party a $5,000,000 bridge loan that matures in 120 days.  The Company will pay $500,000 on maturity as a restructuring fee. In the event the amount is paid in 30 days, the fee is reduced to $150,000. The lender also agreed to forbear any amounts due under the indenture until the repayment of bridge loan.

(xviii)

On November 5, 2009, Gaston Araya, Robert Baxter, John Cook and John Resing resigned from the Company’s board of directors, Christopher Davie resigned as President and Chief Executive Officer and Graham H. Scott resigned as Corporate Secretary.

(xix)

On November 6, 2009, Raul Ferrer, David Kaplan, David Levy and Daniel Small joined the Company’s board of directors.  In addition, Richard Fifer was appointed Non-Executive Chairman of the board of directors and Joao Manuel was appointed President and Chief Executive Officer.

27.

RESTATEMENT OF JANUARY 31, 2007 INTERIM FINANCIAL STATEMENTS AND MAY 31, 2008 BALANCE SHEET

During the fourth quarter of fiscal 2009, the Company concluded that:

•

The accounting for the spin-out of Petaquilla Copper Ltd. was not properly recorded in the interim financial statements.

•

Stock-based compensation relating to the options issued prior to the Plan of Arrangement was not properly recorded in the interim financial statements.

•

Certain capital assets were recorded as mineral properties.

•

Dilution gains and equity losses for the equity investment in Petaquilla Copper Ltd. which were applicable to the twelve months ended January 31, 2007 were not recorded in that period.

•

The carrying value of the Investment in Petaquilla Copper Ltd. was not correctly recorded during the period ended May 31, 2008.

The Plan of Arrangement, whereby each holder of the common shares of the Company on October 17, 2006 was entitled to receive one common share of Copper for each common share of the Company held, was accounted for in the twelve months ended January 31, 2007 based on a tentative plan.  According to the terms of the initial plan, Copper was to receive $5,500,000.  The plan was later revised and this amount was no longer required to be transferred to Copper.  The effect of this change to the January 31, 2007 financial statements was to decrease the amount payable to a related company by $2,856,227, increase the amount receivable from a related company by $2,143,773, and decrease the amount distributed to Petaquilla Copper Ltd. by $5,500,000 and increase the investment in Petaquilla Copper Ltd. by $500,000 .

Incorrect accounting was applied to options issued prior to the Plan of Arrangement.  The effect of the adjustment to the January 31, 2007 financial statements was to increase stock-based compensation by $7,000,840, increase contributed surplus by $4,244,807, increase share capital by $2,874,427 and increase mineral properties by $118,394.

Certain capital assets acquired during the twelve months ending January 31, 2007 were incorrectly recorded as mineral properties.  As a result, equipment was understated by $4,015,000, accumulated amortization on production equipment was understated by $480,430 and mineral properties was overstated by $3,534,570. The effect of the adjustment to the January 31, 2007 financial statements is an increase in property and equipment by $3,534,570 and a decrease to mineral properties of $3,534,570.

The Company was required to record the investment in Copper using the equity method commencing October 18, 2006, the date of the Plan of Arrangement.  Dilution gains resulting from the issue of additional shares by Copper as well as the Company’s proportionate

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 120

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

27.

RESTATEMENT OF JANUARY 31, 2007 INTERIM FINANCIAL STATEMENTS AND MAY 31, 2008 BALANCE SHEET (continued)

share of losses incurred by Copper were required to be recorded by the Company in the period in which these transactions occurred.   Due to the inability of Copper to provide information on a timely basis, the dilution gain and equity loss for the twelve months ended January 31, 2007 were not recorded until the period ending April 30, 2007.  The result of the adjustment required to the January 31, 2007 financial statements was to increase the investment in Petaquilla Copper Ltd. by $2,074,818 , increase the gain on dilution of equity investment by $2,268,465 and increase the loss from equity investment by $193,647.

The proceeds used in the calculation of dilution gains did not include transaction costs and the gain on sale of Petaquilla Copper Ltd. shares did not exclude the gain attributable to Petaquilla Minerals Ltd.’s equity interest in Petaquilla Copper Ltd.  As a result, the investment in Petaquilla Copper Ltd. was overstated at May 31, 2008 by $1,200,000. The impact of these adjustment is reflected in the 12 month period ended April 30, 2008 which was previously presented as part of the 13 month period ended May 31, 2008.

The effect of the adjustments on the January 31, 2007 financial statements is summarized in the tables below.

Consolidated Balance Sheet	January 31, 2007	Adjustment	January 31, 2007
	as previously		restated
	reported
Amount receivable from a related company	$-	$2,143,773	$2,143,773
Investment in Petaquilla Copper Ltd.	$-	$2,574,818	$2,574,818
Property and equipment	$1,686,480	$3,534,570	$5,221,050
Mineral properties	$26,304,170	$(3,416,174)	$22,887,996
Amount payable to a related company	$2,856,227	$(2,856,227)	$-
Contributed Surplus	$5,201,477	$4,244,807	$9,446,284
Share Capital	$87,696,672	$2,874,427	$90,571,099
Deficit	$(73,651,067)	$573,977	$(73,077,091)

Consolidated Statement of Operations and	January 31, 2007	Adjustment	January 31, 2007
Comprehensive Loss and Deficit	as previously		restated
	reported
Stock-based compensation	$(10,007,962)	$(7,000,840)	$(17,008,802)
Gain on dilution of equity investment	$-	$2,268,465	$2,268,465
Loss from equity investment	$-	$(193,647)	$(193,647)
Amount distributed to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Net loss and comprehensive loss	$(16,592,435)	$(4,926,024)	$(21,518,459)
Basic and diluted loss per share	$(0.21)	$(0.07)	$(0.28)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 121

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

27.

RESTATEMENT OF JANUARY 31, 2007 INTERIM FINANCIAL STATEMENTS AND MAY 31, 2008 BALANCE SHEET (continued)

Consolidated Statement of Cash Flows	January 31, 2007 as	Adjustment	January 31, 2007
	previously reported		restated
Operating activities:
Stock-based compensation	$10,007,962	$7,000,840	$17,008,802
Gain on dilution of equity investment	$-	$(2,268,465)	$(2,268,465)
Loss from equity investment	$-	$193,647	$193,647
Total operating activities	$10,007,962	$4,926,022	$14,933,984
Investing activities:
Advances from (to) Petaquilla Copper Ltd.	$2,856,227	$(5,000,000)	$(2,143,773)
Acquisition of property and equipment	$(1,737,388)	$(4,015,000)	$(5,752,388)
Investment in mineral properties	$(23,914,401)	$4,526,557	$(19,387,844)
Distribution to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Purchase of equity investment	$-	$(500,000)	$(500,000)
Total investing activities	$(28,295,562)	$511,557	$(27,784,005)

Consolidated Balance Sheet	May 31, 2008 as	Adjustment	May 31, 2008
	previously		restated
	reported
Investment in Petaquilla Copper Ltd.	$9,452,421	$(1,200,000)	$8,252,421
Deficit	$(83,865,382)	$(1,200,000)	$(85,065,382)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 122

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

28.

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

Loss for the periods

	One month	Three months	Three months	Twelve months	Twelve months
	ended May 31,	ended April 30,	ended April 30,	ended January 31,	ended January 31,
	2008	2008	2007	2007	2006
			Restated -	Restated -
			Note 28 (a)	Note 27
(Loss) income for the period – Canadian GAAP	$(4,513,145)	$(1,031,155)	$(6,443,991)	$(21,518,459)	$(2,567,758)
Gain on dilution of equity investment (b)	-	(12,737,095)	(811,535)	(2,268,465)	-
Gain on sale of equity investment under U.S. GAAP (b)	-	405,683	-	-	-
Mineral properties expensed under U.S. GAAP (c)	(2,049,984)	(33,863,176)	(8,348,459)	(16,596,466)	(2,389,769)
Accreted interest on senior notes under U.S. GAAP (i)	(56,811)	-	-	-	-
Foreign exchange on senior notes under U.S. GAAP (i)	80,070	-	-	-	-
Debt issuance costs capitalized under U.S. GAAP (h)	3,974,266	-	-	-	-
Debt issuance costs amortized under U.S. GAAP (h)	(165,594)	-	-	-	-
Equity pickup under U.S. GAAP (b)	(549,181)	(4,001,735)	(804,109)	(584,239)	-
Loss for the year - U.S. GAAP	(3,280,379)	(51,227,478)	(16,408,094)	(40,967,629)	(4,957,527)
Holding losses on marketable securities (d)	-	-	-	-	22,044
Net loss and comprehensive loss – U.S. GAAP	$(3,280,379)	$(51,227,478)	$(16,408,094)	$(40,967,629)	$(4,979,571)
Basic and diluted loss per share – U.S. GAAP	$(0.04)	$(0.55)	$(0.18)	$(0.53)	$(0.09)

Balance Sheets		May 31,	April 30,	April 30,	January 31,
		2008	2008	2007	2007
		Restated -		Restated -	Restated -
		Notes 27 and 28 (a)		Note 28 (a)	Note 27
Total assets – Canadian GAAP		$106,282,486	$93,935,092	$46,581,365	$42,300,633
Mineral properties expensed under U.S. GAAP (c)		(63,247,854)	(61,197,870)	(27,334,694)	(18,986,235)
Investment in Petaquilla Copper Ltd. (b)		(5,857,947)	(5,308,766)	(1,807,000)	(923,860)
Debt issuance costs capitalized under U.S. GAAP (h)		3,808,672	-	-	-
Total assets – U.S. GAAP		$40,985,357	$27,428,456	$17,439,671	$22,390,538
Liabilities – Canadian GAAP		$56,273,751	$40,311,556	$11,743,746	$4,820,824
Allocation of fair value of senior notes under U.S. GAAP (i)		(9,827,661)	-	-	-
Liabilities – U.S. GAAP		$46,446,090	$40,311,556	$11,743,746	$4,820,824

Shareholder’ s equity – Canadian GAAP		$50,008,735	$53,623,536	$34,837,619	$37,479,809
Mineral properties expensed under U.S. GAAP (b)		(63,247,854)	(61,197,870)	(27,334,694)	(18,986,235)
Debt issuance costs capitalized under U.S. GAAP (h)		3,808,672	-	-	-
Additional loss from equity investment (b)		(5,857,947)	(5,308,766)	(1,807,000)	(923,860)
Allocation of fair value of senior notes under U.S. GAAP (i)		9,804,402	-	-	-
Accreted interest on senior notes and related foreign exchange impact under U.S. GAAP (i)		23,259	-	-	-
Shareholders’ equity – U.S. GAAP	$	(5,460,733)	$(12,883,100)	$5,695,925	$17,569,714

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 123

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

28.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Mineral properties	May 31 , 2008	April 30, 2008	April 30, 2007	January 31, 2007
	Restated -		Restated -
	Note 28 (a)		Note 28 (a)
Mineral properties – Canadian GAAP	$67,149,615	$65,099,631	$31,236,455	$22,887,996
Mineral properties expensed under U.S. GAAP (c)	(63,247,854)	(61,197,870)	(27,334,694)	(18,986,235)
Mineral properties – U.S. GAAP	$3,901,761	$3,901,761	$3,901,761	$3,901,761

Equity investments	May 31 , 2008	April 30, 2008	April 30, 2007	January 31, 2007
	Restated – Notes
	27 and 28 (a)
Equity investments – Canadian GAAP	$8,252,421	$8,483,209	$1,807,000	$2,574,818
Equity investments expensed under U.S. GAAP (b)	(5,857,947)	(5,308,766)	(1,807,000)	(923,860)
Equity investments – U.S. GAAP	$2,394,474	$3,174,443	$-	$1,650,958

	One month ended	Twelve months	Three months	Twelve months	Twelve months
Statement of Cash Flows	May 31,	ended April 30,	ended April 30,	ended January 31,	ended January 31,
	2008	2008	2007	2007	2006
			Restated -	Restated – Notes
			Note 28 (a)	27 and 28 (a)
Cash (used in) provided by operating activities – Canadian GAAP	$(9,954,563)	$1,261,662	$(4,385,224)	$(4,650,934)	$(1,757,852)
Expenditures on mineral properties	(2,049,984)	(33,863,176)	(8,348,459)	(16,596,466)	(2,197,611)
Cash used in operating activities – U.S. GAAP	$(12,004,547)	$(32,601,514)	$12,733,683)	$(21,247,400)	$(3,955,463)
Cash from (used in) financing activities – Canadian GAAP	$22,873,058	$30,982,222	$(990,937)	$28,839,777	$12,527,110
Cash from (used in) financing activities – U.S. GAAP	$22,873,058	$30,982,222	$(990,937)	$28,839,777	$12,527,110
Cash from (used in) investing activities – Canadian GAAP	$(1,852,430)	$(32,258,223)	$260,031	$(26,430,337)	$(2,489,488)
Expenditures on mineral properties	2,049,984	33,863,176	8,348,459	16,596,466	2,197,611
Cash from investing activities – U.S. GAAP	$197,554	$1,604,953	$8,608,490	$(9,833,871)	$(291,877)
Cash and cash equivalents, end of period – Canadian GAAP	$12,775,606	$1,778,973	$1,778,127	$6,929,824	$9,171,318
Cash and cash equivalents, end of period – U.S. GAAP	$12,775,606	$1,778,973	$1,778,127	$6,929,824	$9,171,318

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 124

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

28.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a)

Restatement

Certain capital assets purchased in the twelve months ending January 31, 2007 were included in mineral properties and were incorrectly expensed for accounting purposes under U.S. GAAP.  The effect of the restatement is to decrease mineral properties expensed under U.S. GAAP by $3,901,761, increase total assets under U.S. GAAP by $3,901,761 and increase shareholders’ equity under U.S. GAAP by $3,901,761 at May 31, 2008 and April 30, 2007 as well as decrease mineral properties – exploration expenditures by $3,901,761 for the twelve months ended January 31, 2007.

Debt issuance costs of $3,808,672 were written off during the month ending May 31, 2008 rather than being capitalized.  The effect of this restatement is to increase deferred debt issuance costs under U.S. GAAP by $3,808,672, decrease debt issuance costs expensed under U.S. GAAP by $3,808,672 and increase shareholders’ equity under U.S. GAAP by $3,808,672.

As a result of a review of the accounting for the investment in Petaquilla Copper Ltd. under U.S. GAAP, the presentation of the investment balance and the dilution gains and equity losses have been adjusted.  The effect of these adjustments is to increase the investment in Petaquilla Copper Ltd. at May 31, 2008 by $2,394,474 , and increase shareholders’ equity by $2,394,474 .

The effect of the restatement is summarized in the tables below.

Consolidated Balance Sheet	May 31, 2008 as		Adjustment	May 31, 2008
	previously			restated
	reported
Mineral properties expensed under U.S. GAAP	$(67,149,615)		$3,901,761	$(63,247,854)
Equity investments	-		$2,394,474	$2,394,474
Total assets – U.S. GAAP	$30,880,450		$10,104,907	$40,985,357
Shareholders’(deficit) equity - U.S. GAAP	$(15,565,640)		$10,104,907	$(5,460,733)

Consolidated Statement of Operations	May 31, 2008 as		Adjustment	May 31, 2008
and Comprehensive Loss and Deficit	previously			restated
	reported
Debt issuance costs	$3,974,266	$	(3,808,672)	$165,594

Consolidated Balance Sheet	April 30, 2007 as		Adjustment	April 30, 2007
	previously			restated
	reported
Mineral properties expensed under U.S. GAAP	$(31,236,455)		$3,901,761	$(27,334,694)
Total assets – U.S. GAAP	$13,537,910		$3,901,761	$17,439,671
Shareholders’ equity – U.S. GAAP	$1,794,164		$3,901,761	$5,695,925

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 125

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

28.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED  ACCOUNTING PRINCIPLES (continued)

b)

Equity investment in Petaquilla Copper Ltd.

Under U.S. GAAP, increases in the parent company’s proportionate share of equity resulting from the additional equity raised by an entity subject to significant influence in the development stage are accounted for as increases to additional paid in capital. Under Canadian GAAP, these gains have been credited to income.  The market value of this investment based on the closing price of the shares on the TSX as at May 31, 2008 is $26,544,135

c)

Mineral properties and deferred costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. This also applies to the Company’s proportionate share of costs incurred by entities in which the Company has significant influence.  When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 126

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

28.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED  ACCOUNTING PRINCIPLES (continued)

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

h)

Debt issuance costs

Under Canadian GAAP, debt issuance costs is expensed in the period incurred. Under U.S. GAAP, debt issue costs are reported in the balance sheet as deferred charges and amortized over the term of the debt. In accordance with the accounting for the senior secured notes (Note 12) the term of the debt is estimated to be two years.

i)

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

j)

Reclassification

Certain comparative numbers have been reclassified to take into consideration the current period’s financial statement presentation. The accounts affected were cash, warrants and share capital.

k)

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 127

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

28.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED  ACCOUNTING PRINCIPLES (continued)

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 128

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS

(a)  Financial Statements

Description of Document

Cover Sheet
Management Report on Internal Controls over Financial Reporting
Report of Independent Auditors dated July 8, 2009
Report of Independent Auditors on Internal Controls over Financial Reporting
Balance Sheets as at May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007.

Consolidated Statements of Operations and Deficit for One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 , Fiscal Year Ended January 31, 2007, and Fiscal Year Ended January 31, 2006

Consolidated Statements of Cash Flows for One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 , Fiscal Year Ended January 31, 2007, and Fiscal Year Ended January 31, 2006

Notes to the Consolidated Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995, between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994, between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992, between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994, between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.D.	Financing Agreement dated April 29, 1991, between Petaquilla Minerals Ltd. and Teck Corporation
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4.H.	Heads of Agreement dated November 7, 1994, between Petaquilla Minerals Ltd., Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.N.	Employment Agreements dated July 1, 1995, between Petaquilla Minerals Ltd. and Messrs. Idziszek, Stewart, Fifer and Mallo

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 129

*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
4.T.	Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A.
4.U.	Employment agreement dated February 11, 2008, between Petaquilla Minerals Ltd. and Bassam Moubarak
4.V.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (original Spanish version)
4.W.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (English translation of original Spanish version)
*8	Subsidiaries of Petaquilla Minerals Ltd.
11.A	Code of Business Ethics and Conduct dated May 31, 2008
11.B	Whistle-Blower Policy dated May 31, 2008
12.A	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.B	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.A	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 130

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on amended Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 6th day of November, 2009 .

PETAQUILLA MINERALS LTD.

By:	/s/ Joao Manuel	By:	/s/ Bassam Moubarak
	Joao Manuel , President and Chief Executive Officer (principal executive officer)		Bassam Moubarak, Chief Financial Officer (principal financial and accounting officer)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 131

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

(collectively referred to as "Inmet")

OF THE THIRD PART

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 132

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 133

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 134

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 135

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 136

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 137

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 138

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 139

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 140

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 141

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

(a)

If  to Teck Cominco:

Teck Cominco Limited

600 - 200 Burrard Street

Vancouver, BC V6C 3L9

Attention: Corporate Secretary

Facsimile: (604) 640-5395

and

Minera Teck Panama, S.A.

c/o Morgan & Morgan

Torre Swiss Bank Building, 18th Floor

P.O. Box 1824

Panama 1, Republic of Panama

Attention: Romulo Roux

Facsimile: (507) 265-7700

(b)

If to PTQ:

Petaquilla Minerals Ltd.

1820 - 701 West Georgia Street

Vancouver, BC V7Y I C6

Attention: President

Facsimile: (604) 694-0063

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 142

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 143

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 144

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

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

TECK COMINCO LIMITED
Per:	/signed/
Authorized Signatory
Per:	/signed/
Authorized Signatory
MINERA TECK PANAMA, S.A.
Per:	/signed/
Authorized Signatory
Per:	/signed/
Authorized Signatory

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 145

PETAQUILLA MINERALS LTD.
Per:	/signed/
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:	/signed/
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 146

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:	/signed/
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 147

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:	/signed/
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 148

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:	/signed/
Authorized Signatory

Per:	/signed/
Authorized Signatory

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 149

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 150

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 151

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 152

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 153

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 154

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 155

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 156

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 157

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 158

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 159

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

Options

3.3

Mr. Moubarak shall be eligible for share options as may be approved by the Board of Directors of the Company.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 160

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 161

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 162

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

(e)

for Cause, with immediate effect;

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 163

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 164

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 165

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 166

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

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 167

PETAQUILLA MINERALS LTD. /s/ John Cook John Cook Chairman of the Board of Directors

Bassam Moubarak

/s/ Bassam Moubarak

This is page 11 to that certain Employment Agreement dated as of February 11, 2008, between PETAQUILLA MINERALS LTD. and Mr. Moubarak

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 168

SCHEDULE “A”

Benefits

•

Pension contribution of 5% of base gross salary.

•

The company will cover the cost of courses and seminars up to a maximum of $10,000 per annum.

•

Parking at 475 West Georgia Street, Vancouver, BC.

•

Business Class travel on all flight arrangement

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 169

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 170

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

EN CONSECUENCIA , las prtes han convenido la celebración de este Contrato sujeto a las siguientes Cláusulas:

CLÁUSULA PRIMERA:

Objeto

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 171

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

CLÁUSULA SEGUNDA
Definiciones

Para los efectos del Contrato, los siguientes términos tendrán el significado que a continuaci6n se indica:

AFILIADA

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 172

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

CONCESIONES COLINDANTES

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 173

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 174

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 175

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 176

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 177

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 178

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 179

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 180

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 181

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 182

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 183

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 184

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

5. LA EMPRESA deberá pagar en efectivo a EL ESTADO, sujeto a las deducciones establecidas en la Cláusula Décima Tercera del Contrato, los cánones superficiales por cada hectárea que comprenda las zonas identificadas como Área (s) de Proyecto según la Cláusula Cuarta del presente Contrato y las regalías anuales sobre los minerales extraídos, conforme a la siguiente tabla:

Clase de Mineral	Primeros 5 años	Del 6ª al 1 0ª años	11 ª años en adelante	Regalía
I	B/ 0.75	B/ 1.25	B/ 2.00	2%
II	1.00	2.00	3.00	2%
III	1.00	2.00	3.00	4%
IV	1.00	2.50	3.50	2%
V	0.50	1.00	1.00	2%
VI	1.50	3.00	4.00	2%

Se entiende que las clases de minerales que anteceden tendrán los siguientes significados:

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 185

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 186

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 187

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 188

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

CLAUSULA QUINTA
Duración del Contrato

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 189

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

CLÁUSULA SEXTA

Compromiso de Desarrollo e Inversión

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 190

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 191

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 192

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 193

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 194

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 195

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

CLAUSULA NOVENA
Cesión de Contrato

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 196

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 197

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

CL AUSULA DÉCIMA
Energía

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 198

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 199

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 200

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 201

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 202

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 203

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 204

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 205

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 206

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 207

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

FORMULA A SEGUIR

PASO 1

TA0 RMI + UP + RA

UP

PASO 2

RMF= RMI-UP + RA

PASO 3:

VA= (RMF-UP + RA) x PR

PASO 4:

DA= TA x VA

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 208

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 209

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

(4)

Otros derechos o tasas de inscripci6n en el Registro Público que se causen.

C.

Los derechos notariales;

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 210

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 211

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 212

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 213

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 214

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 215

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 216

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 217

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 218

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 219

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 220

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 221

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 222

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 223

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 224

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 225

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 226

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 227

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 228

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 229

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 230

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 231

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

-

Acero para la Construcción de Edificio y Recinto

-

Maquinaria, Tuberías, Tend ido Eléctrico e Instrumentación

Transportadores

Apilamiento de Mena y Restauración

Concentrador

-

Excavación, Concreto y Losa

-

Edificio, Acero Interno y Recinto

-

Instalación de Molinos

-

Maquinaria, Tuberías, Tendido Eléctrico e Instrumentación

SITIO Y GENERAL, US$118,000,000.00

Limpieza, Corte de Maleza, Nivelación Preliminar

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 232

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

Edificio de Administración e Ingeniería

Taller de Equipo Rodante/Depósito/Depósito de Explosivos Seco Laboratorio de Pruebas

SISTEMA DE DESECHOS Y RESTAURACIÓN US$28,000,000,00

INFRAESTRUCTURA E INS TALA CIONES US$13,000,000,00QQ. OQ

Campamento de Construcción

Instalaciones Aeronáuticas

Nuevo Aeródromo/Pista

PUERTO US$47,000,000,00

Acondicionamiento del Sitio y Calles

Acueductos y Cañerías

Generación de Energía Eléctrica

Instalaciones para Embarque de Concentrado y Suministros

Nota: las cifras que anteceden están sujetas a variación en base a los resultados finales del Estudio de Factibilidad.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 233

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 234

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 235

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 236

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

por ADRIAN RESOURCES, S.A.

MINERA PETAQUILLA, S.A.

(Fdo.)

(Fdo.)

JUAN FRANCISCO PARDINI

RICHARD FIFER

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 237

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

VICTOR M. DE GRACIA M.

Presidente

Secretario General

ORGANO EJECUTIVO NACIONAL MINISTERIO DE LA PRESIDENCIA PANAMA, REPUBLICA DE PANAMÁ, 25 DE FEBRERO DE 1997

ERNESTO PEREZ BALLADARESUNES

RAUL ARANGO GASTEAZORO

Presidente de la República

Ministro de Comercio e Industrias

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 238

Exhibit 4.W

OFFICIAL GAZETTE STATE AGENCY
YEAR XCIII PANAMA, REPUBLIC OF PANAMA FRIDAY, FEBRUARY 28, 1997 No. 23,235

CONTENT

LEGISLATIVE ASSEMBLY

LAW NO. 9

 (of February 26, 1997)

“                     BY WHICH THE AGREEMENT SUBSCRIBED BETWEEN THE STATE AND THE CORPORATION MINERA PETAQUILLA, S.A., IS APPROVED”....................….. Page 1

NOTICES AND EDICTS

LEGISLATIVE ASSEMBLY

LAW NO. 9

(Of February 26, 1997)

By which the Agreement subscribed between the State

and the Corporation Minera Petaquilla, S.A. is approved.

THE LEGISLATIVE ASSEMBLY

DECREES

Article 1.  The Agreement subscribed between THE STATE and the Corporation named MINERA PETAQUILLA, S.A., is approved, and reads as follows:

Between the undersigned, to wit, on the one part NITZIA RODRIGUEZ DE VILLAREAL, female Panamanian, of legal age, with personal identification card Item 8-207-2450 in her capacity as Minister of Commerce and Industries, on behalf of THE STATE, duly authorized by the Cabinet Council meeting held on February 13, 1996, by the authority conferred by Article 195, numeral three, of the Political Constitution of the Republic of Panama, hereinafter called “THE STATE”, and on the other, Richard Fifer, Engineer., male, Panamanian, of legal age, holder of personal Identification card Item 8-433-163 in his capacity as President and Legal Representative of MINERA PETAQUILLA, S.A. a corporation organized, and existing according to the laws of the Republic of Panama, and duly registered in the Microfilm Mercantile Section of the Public Registry, Microjacket 303869, Roll 46505, Frame 0096, duly authorized for this act by a Resolution of the Board of Director of said corporation, dated December 1, 1995, who hereinafter shall be called “THE COMPANY”, subscribe this mineral concession Agreement.  Also present at this act and subscribing the present Agreement were the following persons for the following purposes: (a)  GEORECURSOS INTERNACIONAL, S.A., corporation constituted and existing pursuant to the laws of the Republic of Panama, duly registered in the Microfilm Section Mercantile of the Public Registry at Microjacket 239116, Roll 30512, Frame 181, represented in this act by Engineer Richard Fifer, whose particulars have been previously presented, in his capacity as President and Legal Representative, duly authorized for this act by Resolution of the Board of Directors dated December 1, 1995, who hereinafter shall be called GEORECURSOS, with the purpose of terminating and substituting the existent concession in conformity with Agreement No. 27-A of August 7, 1991, as stipulated in Clause Twenty Eight of this Agreement and (b) ADRIAN RESOURCES, S.A., corporation constituted and existing pursuant to the laws of the Republic of Panama, duly registered in the microfilm Section Mercantile of the Public Registry at Microjacket 259118, Roll 35173, Frame 002, duly represented in this act by Engineer Richard Fifer, whose particulars have been previously presented, in his capacity as President and Legal Representative, duly authorized to enter into this act by means of a Resolution of the Board of Directors, dated December 1, 1995, who hereinafter shall be called ADRIAN with  the purpose of recognizing certain reciprocal rights and obligations jointly with THE COMPANY in relation to certain mining concessions adjacent to the CONCESSION AREAS, according to Annex IV of this Agreement.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 239

THEREFORE, the parties have agreed to enter into this Agreement subject to the following Clauses:

CLAUSE ONE

Purpose

The main purpose of this Agreement is to grant THE COMPANY, as in fact it is granted with the subscription and approval of this Agreement, the concession of the rights hereinafter stipulated over the gold, copper and other mining deposits, located in the area known as “Cerro Petaquilla”, described in Annex 1 of this Agreement as the “Concession Area”, with the purposes of exploring, extracting, exploiting, benefiting, processing, refining, transporting, selling and marketing all the minerals, base or precious, located in the Concession Area and, for such purposes THE COMPANY may design, construct and operate all sorts of infrastructure work, including housing units, health, education and recreation centers, all types of air and land installations, electric power generation facilities to satisfy the needs of this Concession as well as for other uses expressly allowed, by this Agreement, water treatment plants, storage and use of natural waters, and in general design, construct and operate all those installations and provide all those other services which are necessary or pertinent for the development of this Concession, all of which hereinafter shall be called “THE PROJECT”.

THE STATE recognizes that the development of THE PROJECT protected by the present Agreement represents a great benefit to stimulate the mining industry in the Republic of Panama, and therefore, THE STATE will consider it a priority and shall provide its assistance to THE COMPANY in order to achieve compliance and fulfillment of the objects and purposes of this Agreement.

CLAUSE TWO

Definitions

For the purposes of this Agreement, the following terms shall have the meaning indicated hereinafter.

AFFILIATE

For the purposes of this Agreement, AFFILIATE shall mean in regards to any natural person or body corporate, the natural person or body corporate that directly or indirectly, controls, is controlled by or is under the common control with said other natural person or body corporate through the holding of fifty percent (50%) or more of the issued and outstanding shares with the ordinary right to vote for the election of the directors of said other natural person or body corporate, or by means of any other method or manner that represents control of said natural person or body corporate. For the purposes of this Agreement it is also understood that TECK CORPORATION, INMET MINING CORPORATION and ADRIAN RESOURCES LTD.; and their affiliates or subsidiaries, shall be considered as Affiliates of THE COMPANY while they are its shareholders.

PROJECT AREA

Is the area that THE COMPANY appoints in the Concession Area to develop the exploitation of minerals and comprises all the installations, facilities and structures that are established on said area by THE COMPANY, its Affiliates, contractors or sub-contractors.

CERRO PETAQUILLA

Is the concession protected under the Agreement subscribed by and between the Ministry of Commerce and Industries and Geo-Recursos Internacional, S.A., identified as Agreement Item 27-A, August 7, 1991, with its renewals and extensions, and described in Annex 1 of the present  Agreement.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 240

CONCESSION

The ensemble of rights granted by THE STATE due to this Agreement, which includes, among others, the right to explore, exploit, and usufruct the ore deposits located in the Cerro Petaquilla area described in Annex 1 of this Agreement, which is called the “Concession Area”.

ADJACENT CONCESSION

Refers to the concessions or requests for concessions, as the case may be, in favor of ADRIAN identified as:  Agreement No. 41 of July 12, 1994, Agreement NO. 39-A of July 7, 1994, Agreement No. 39-B of July 7, 1994, Agreement No. 59 of December 29, 1994, all subscribed by and between the Ministry of Commerce and Industries and ADRIAN, and the requests for concessions  Nos. 93-92, 93-93 and 94-39 according to the registries filed at the General Direction of Mineral Resources of the Ministry of Commerce and Industries of the Republic of Panama.

CONTRACTOR

Shall be those natural persons or body corporate that THE COMPANY, its Affiliates or Assignees appoint as Contractors for the effects of this Agreement, and it shall suffice that THE COMPANY notifies the Ministry of Commerce and Industries on such appointments for the same to have effect.

COMPANY

Refers to, through the contents of the present Agreement, to MINERA PETAQUILLA, S.A., as well as to its Affiliates and the cessionary entities of the Affiliates and Minera Petaquilla, S.A.

FEASIBILITY STUDY

Shall have the meaning given in Annex II of the present Agreement, which forms an integral part thereof.

FACILITY

Is any excavation, pit, hole, shaft, trench, channel, outlet, equipment, railroad, streets, highways, roads, shelters or rooms for the workers, piping, electric transmission lines, installations and equipment for the generation of any type of energy, accumulation or storage of materials and raw materials, slag heap or accumulation of waste or residues of any type, piers, docks, floaters or floating pads, waste ponds, sedimentation or settling ponds, and other improvements to the property, fixed accessories, mills, crushers, elution or floating installations, installation for the improvement or claiming of waters, trucking or transportation routes, in addition to any other improvements, accessories, installations or constructions that are, according to THE COMPANY,  necessary or advisable for the exploration, development, extraction, benefit or transportation of minerals or products related to the Concession Area, which shall be executed in compliance with the pertinent environmental regulations.

NEGOTIABLE GROSS PRODUCTION

For the purposes of the present Agreement:

a)

when the ore or its derived concentrate are sold as ore or as concentrate, the gross amount received from the buyer as a result of the sale after deductions, if there were any, all foundry costs, fines and other deductions, and after the deduction of all transportation costs and the insurance of the ore or the concentrate, incurred in their transfer from the mine to the smelter or factory or other place where the final delivery to the buyer is carried out, or

b)

when the ore or the concentrate are processed in a smelter, and the metals recovered in said process are sold and delivered by THE COMPANY, the gross amount received from the buyer as a result of the sale of the metals so delivered, after the deduction of all the costs of smelting, fines and other deductions and after deducting all the costs of transportation and insurance of the ore or the concentrate incurred in their transportation from the mine to the smelter, and all costs of transportation and insurance of the metals, incurred in their transportation from the smelter to the place where its definite delivery to the buyer is carried out, or

c)

when the ore or the concentrate are processed in a smelter property of THE COMPANY or under the control

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 241

             thereof, the gross amount that is considered earned regarding the sale of the ore or the concentrate, shall not be less than the amount that may have been obtained from a smelter that was not property of, nor controlled by THE COMPANY in regards to the processing of ore or of concentrate of the same quality and amount.

COMMERCIAL PRODUCTON

Refers to the extraction and processing of the mineral with the purpose of selling a final product.  The extraction and processing of mineral to perform tests and determine the metallurgical process to be employed shall not be considered Commercial Production.  When seventy per cent (70%) of the designed production capability is achieved, as defined in the Feasibility Study, and this is maintained during ninety consecutive days, it shall be considered that Commercial Production has been attained.

SUBCONTRACTOR

Shall be those natural persons or body corporate that THE COMPANY, its Affiliates or assignees, appoint as Subcontractors for the effects of the present Agreement and it shall suffice that THE COMPANY notifies the Ministry of Commerce and Industries on such appointment for ~~of~~ the same to have effect.

INITIAL TERM

Is the twenty (20) year term following the date of the enactment of the law approving the present Agreement.

CLAUSE THREE

Rights and Obligations

A. RIGHTS OF THE COMPANY

During the life of this Agreement, THE STATE grants THE COMPANY, which it extends, for the effects of the development of THE PROJECT, to its Affiliates, to the contractors and subcontractors that it appoints, the following powers and rights:

1.

In the Concession Area, as described in Annex 1, to perform geological researches related to minerals found in said Concession Area before and during their extraction.

2.

Perform all types of mineral operations, including but not limited to exploration, extraction, exploitation, processing, refining, transportation, benefits, sale and commercialization, within the Concession Area, and carry out all the other necessary and adequate operations and activities for said mining operations inside and outside the Concession Area, always in compliance with the pertinent environmental regulations.

3.

Carry out the activities necessary to benefit the minerals extracted in the Areas of the Project in compliance with the stipulations of the present Agreement.

4.

Transport the extracted ore, concentrate and minerals, as well as any item, supply, materials or goods that THE COMPANY deems convenient for its operation, using any transportation means and security method acknowledged in the mining industry.

5.

Store inside and outside the Concession Area and export and commercialize the ore, concentrate and the minerals extracted in the Concession Area, in accordance with the legal and regulatory provisions in force.

6.

The right of way, when THE COMPANY considers it necessary for the development of THE PROJECT, through the surface and subsoil of all lands and waters property of THE STATE on the date on which the Agreement comes into force, subject to the stipulations of Annex IV of this Agreement, to the point where they do not violate the rights acquired by third parties to this Agreement, and the rights to build, install, maintain and use in the surface or the subsoil of such lands and waters those facilities and installations that THE COMPANY deems convenient for the development of THE PROJECT.  In the event of using the right of way by the subsoil, THE COMPANY shall coordinate with the corresponding state entity, everything pertaining to the protection of the underground water in the fresh water reserves that might exist in the site of said right of way.  The COMPANY shall enjoy this right of way and can use it without being subject to payment for any concept.  When the lands property of THE STATE are transferred  to private third parties after the enforcement of this Agreement,  the rights of way of THE COMPANY shall prevail without detriment to the compensation corresponding to physical damages to crops or permanent improvements built there.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 242

In relation to the stipulations of Annex IV of this Agreement, THE COMPANY and ADRIAN declare that any conflict or controversy arising between them in the execution or compliance with what has been agreed in Annex IV shall not in any manner affect the respective obligations and commitments which bind THE COMPANY pursuant to this Agreement and ADRIAN with respect to the Adjacent Concessions with THE STATE, unless the respective conflict or controversy is motivated or caused by any act or omission by THE STATE.

7.

The right to make use of and deviate the waters coming form natural sources, when the activities of THE PROJECT so requires, without any charges, it being understood that if these uses damage or interfere with the rights or the properties of persons or private or state entities using such waters on the date that this Agreement comes into effect, these persons or entities shall receive from THE COMPANY fair compensation for the damaged caused pursuant to the standards in force.  Likewise, THE COMPANY shall guarantee sufficient drinking water supply for the subsistence of those natural persons lawfully occupying the affected area at the time that this Agreement comes into force.

8.

The right to design and build access bridges, pipelines, canals, railroads, and other access facilities or transportation means, and any other installations and facilities that  may be useful or necessary for the realization of THE PROJECT and use said installations or facilities without having to pay any liens, canons, royalties, taxes, nor any other type of charges to THE STATE, excepting the payment of surface canons, royalties and municipal taxes stipulated in this Agreement. It is understood that THE COMPANY is empowered to extract and use any minerals or materials needed to carry out infrastructure works, including but not limited to rock, sand and gravel, and shall have the right to exploit quarries for the same purpose subject to the stipulations of this Agreement and the legislation in force that rules or regulates the exploitation of non-metallic minerals used as construction materials.

9.

Generate electricity for the use of THE PROJECT and sell or commercialize any electricity surplus generated according to the legislation in force, as well as to establish, build and operate any communication installations that THE COMPANY deems necessary for THE PROJECT and the operations related thereto.

10.

The right to obtain without delay licenses, permits, approvals and other authorizations generally required from THE STATE or any of its departments or autonomous or semi-autonomous institutions, and that are necessary for the development of THE PROJECT.  Subject to the other provisions of this Agreement, it is understood that all these licenses, approvals or authorizations shall be granted at the usual general application rate.

11.

To process, operate and structure, exempted from the payment of any type of duty, tax or fees from THE STATE, vehicles, helicopters, airplanes, barges, heavy equipment for the use on land or water or amphibian, towboats, ships of great draft, ships for the transportation of workers, and any other machinery or equipment necessary for the effective development of THE PROJECT, and provide air, maritime and land services, on the Panamanian territory as these services are required for the development of THE PROJECT.

12.

THE COMPANY shall have the right to acquire, lease or use, those STATE lands inside or outside the Concession Area that are necessary or useful for the development of THE PROJECT.  The COMPANY may acquire these lands in property, lease or use through the Ministry of Finance and Treasury that shall give due course to such requests and will approve their direct concession, to THE COMPANY without the need of submitting such concession to the mechanisms of public biding, tendering or price requests established in the Fiscal Code, provided that said lands are available and inasmuch as the rights acquired by third parties to this Agreement are not violated due to other mining concessions, subject to the provisions of Annex IV of this Agreement.  When related to lands acquired in use or in leasing, the amounts to be paid by THE COMPANY shall not be higher than the surface canons by hectare provided for in this Clause.  When it pertains to lands that THE COMPANY wishes to acquire in property, the price to be paid for such lands will be determined by the procedures stipulated by the legislation in force.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 243

In the event that THE COMPANY needs lands inside or outside the Concession Area that are private property, anything pertaining to its use, possession or acquisition, with the exception of the stipulations of Clause Seven (7) Sub-clause A herein, shall be transacted according to the provisions of the Mineral Resources Code and this Agreement

13.

The COMPANY will have the right to design, build and operate, directly or through third parties, and always under its own management, piers, docks, and other port installations and landing places that THE COMPANY requires in the Port Area as determined in the Feasibility Study, regarding activities anticipated in this Agreement, and it will be understood that such piers, docks and other port installations and landing places will be for the priority use of THE COMPANY.  Port duties or fees which may be established for the use of said installations shall not be applied to THE COMPANY and its ships, nor to the ships belonging to or under the control of third parties rendering services for the purpose of the Agreement.  As soon as this Agreement concludes its life term pursuant to Clause Five, the previously mentioned port installations shall become property of THE STATE, which is to assume the responsibility of its operation.

Notwithstanding the provisions of the foregoing paragraph, THE STATE reserves the right to allow the use of such port installations to other ships for purposes different to those considered under this Agreement.  In this event, THE COMPANY will reserve the right to collect from such ships the dockage rights it deems convenient and it can object the use of port installations by these ships if such use damages or interferes in any manner with the activities developed by THE COMPANY, its Affiliates, contactors or subcontractors.  In any event THE COMPANY may also collect rights or reasonable rates, for the use of cranes, pipelines, storage deposits and other services, installations and facilities that THE COMPANY provides or supplies or puts at the disposition of said ships.

14.

To organize, establish and provide piloting, towing, and repair services, mobilization in boats and in general, services that assist navigation.  It is understood that this capacity does not imply the obligation to do so, and therefore, its exercises is a discretionary liberty of THE COMPANY.  These services shall be rendered by capable personnel selected by THE COMPANY, protected by the licenses that to that effect are granted by THE STATE to said personnel.  The cost of these services shall be financed by the duties and tariffs that to the effect are established by THE STATE.  No duties or tariffs in favor of THE STATE shall be applied when the ships are the property of THE COMPANY or ships rendering services to THE COMPANY, or ships providing services related to activities provided for in this Agreement.  When THE COMPANY does not wish to continue providing any of the services referred to in this clause, it shall notify THE STATE, at least six (6) months in advance.  In this event, THE STATE shall provide the service charging the general applicable rates established, and the same shall be applied to THE COMPANY as well as to those who render services to THE COMPANY in relation to the activities pertaining to this Agreement, in this Agreement always giving priority to THE COMPANY for the provision of such services and activities.  Notwithstanding the foregoing, it is understood that THE STATE shall offer THE COMPANY the most favorable tariff which at the time is offered or may be offered to other users.

15.

To design, establish, build, maintain, renew and extend works, installations, annexes, works and auxiliary services that have to do with maritime, air or land activities and also to design, build maintain, renew and expand breakwaters, ports, helicopters, landing strips, communication towers, roads, bridges, highways, boulevards, dredges, canals and docks related to the activities taken into consideration in this Agreement or with the development of said activities and make use of similar installations without any costs, provided that this use complies with the stipulations of the law and the regulations related to construction, health, security, occupational hygiene and environment protection, that are in force and are of general application.

16.

It is understood that irremovable installations and transportation equipment in the Concession Area are included and are an integral part of THE PROJECT, and that THE COMPANY uses in relation to the activities established in the present Agreement,  as well as pipelines, aqueducts, ducts, rails, terminals and other installations destined for the transportation of ore or minerals, cargo and goods in general, or activities pertaining to the operation of THE COMPANY, when they have been built or are to be built with the objective of exercising the right of way pertaining to THE COMPANY.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 244

17.

To manage and operate THE PROJECT and assign totally of partially the pertinent rights regarding a portion or stage or phase of the Project or its totality, according to the stipulations of Clause Nine of this Agreement.

18.

In addition to the aforementioned rights and authorizations, THE COMPANY shall have the right and the faculty to perform those acts or activities which it considers incidental or leading to the attainment of the objectives described in Clause One of this Agreement and to exercise the rights and powers provided by this Clause.

B.  OBLIGATIONS OF THE COMPANY

1.    The Preliminary Environmental Evaluation, Environment Examination and Environment Feasibility and its annexes, jointly named Environmental Report, required by the Environment Regulations of the Mining Sector, in force on the date of the enforcement of this Agreement, shall be an integral part of this Agreement and shall be of mandatory compliance to THE COMPANY. The General Direction of Mineral Resources shall evaluate the studies that form part of the Environmental Report in consultation with INRENARE.

2.

Before beginning the extraction period, THE COMPANY shall submit an Environment Feasibility Study specific to the Project Area in which the respective extradition will take place.  Said study shall be elaborated or revised by experts on the subject, previously approved by the General Direction of Mineral Resources of the Ministry of Commerce and Industries.  Said study shall be evaluated and its approval, modification or rejection shall be defined within a term of 45 days counted as of the date of its presentation to the General Direction of Mineral Resources. After the end of this term, if there is no statement from the General Direction of Mining Resources, the Environment Feasibility Study shall be considered approved so that THE COMPANY may proceed with the development of its activities according to the contents of said Study.

3.

At the beginning of each year, THE COMPANY shall submit a Work Plan comprising the projections and approximate costs for the respective year to the General Direction of Mineral Resources of the Ministry of Commerce and Industries.

4.

The COMPANY shall pay to THE STATE in cash, subject to the deductions established by Clause Thirteen of this Agreement, the following yearly surface canons per hectare on the Concession Area not defined as Area “ï” of the Project according to Clause Four of this Agreement.

Years

US$ per Hectare

1 to 2

0.50

3 to 4

1.00

5 and thereafter

1.50

5.

The COMPANY shall pay THE STATE in cash, subject to the deductions established by Clause Thirteen of this Agreement, surface canons per each hectare covering the zones identified as Areas(s) of the Project according to Clause Four of this Agreement, and annual royalties for extracted minerals according to the following table:

Type of	First 5	From the	11th year and	Royalty
Mineral	years	6th to the	thereafter
		10th year
I	B/. 0.75	B/. 1.25	B/. 2.00	2%
II	1.00	2.00	3.00	2%
III	1.00	2.00	3.00	4%
IV	1.00	2.50	3.50	2%
V	0.50	1.00	1.00	2%
VI	1.50	3.00	4.00	2%

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 245

It is understood that the foregoing types of minerals shall have the following meanings:

Class

I:

Non-metallic minerals, excluding construction materials.

Class

II:

Metallic minerals except precious minerals.

Class

III:

Precious alluvial minerals

Class

IV:

Precious non-alluvial minerals

Class

V:

Energetic minerals, except hydrocarbons.

Class

VI:

Reserve minerals.

Surface canon payments shall be made in advanced annual payments and royalties at outstanding quarters in a sixty (60) day period started as of the outstanding date.  Surface canons shall be estimated based on the total surface held at the beginning of each year.

In this Clause, the royalty to be paid by THE COMPANY is expressed as a percentage of the Negotiable Net Production as defined in Clause Two of this Agreement.

6.

The COMPANY undertakes to annually present to the Ministry of Commerce and Industries the following detailed reports, and said Ministry shall be in charge of informing other governmental institutions and, as deemed convenient, to provide information on the case:

a)

The Operation Report, shall be part of the annual report, unless, through a previous sixty (60) day prior notice to THE COMPANY, the Ministry of Commerce and Industries requests that it be provided otherwise.  Said report shall include information regarding minerals extracted, transported and benefit rates applicable, the number and type of mining operations conducted during the period covered by the report, and the success of these operations, the procedures that have been applied to mining operations in accordance with good standards of operation, records of surveys, sampling, and topographical, geological and mineralogical data obtained, locations of drilling and study sites, maps, plans and geological sections and all other technical information obtained in the operation process, and data that has not been previously submitted, indicating whether minerals have been obtained in commercial quantities, and if this is the case, an estimate of the date of commencement of extraction and magnitude of planned operations.

b)

Report on employment and training, which will form part of the annual report, unless THE STATE requires it be delivered in another form.  This report shall consist of a statement covering the previous fiscal year regarding the employment of Panamanians and foreigners and the development of training programs.

Each report shall include an affidavit of THE COMPANY or of the person authorized to act on its behalf.

7.

THE COMPANY shall allow THE STATE to examine the technical reports related to THE PROJECT and to perform routine inspections of all Project Installations during working days and hours, it being understood that THE STATE assumes all expenses and risks that might be caused by the abovementioned inspections.

8.

THE COMPANY shall allow THE STATE to have access and use of port installations and the complementary installations that THE COMPANY sets up subject to the provisions of Clause Three, Point A, Items 13 and 14 of the Agreement.

9.

Before the beginning of extraction activities, THE COMPANY shall create and participate in the administration of a scholarship fund for the total amount of TWO HUNDRED AND FIFTY THOUSAND US DOLLARS (US$250,000.00) which will be used to finance studies and training courses or professional training for the inhabitants of the communities neighboring THE PROJECT, located in the Provinces of Cocle and Colon. Said inhabitants will be selected by a committee integrated by the communities and THE COMPANY.

10.

THE COMPANY undertakes to provide due maintenance to all the mining and infrastructure works and services of THE PROJECT, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.  Likewise, THE COMPANY may abandon THE PROJECT, partially or totally, when it deems it necessary provided that it complies with all the obligations stipulated in this Agreement.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 246

CLAUSE FOUR

Areas of the Project and Initial Investment

1.

Under the terms of this Agreement, THE COMPANY, its Affiliates, contractors and subcontractors may at any time perform works and evaluation studies, feasibility and mining exploration in all or in part of the Concession Area, seeking the commercial exploitation of THE PROJECT or any Area of the PROJECT.

2.

THE COMPANY and its Affiliates shall have the option to return to THE STATE any part, section or portion of the Concession Area, adjusting if necessary to the stipulations of Clause Seven of this Agreement on the protection of the environment. Furthermore THE COMPANY performs a mineralization evaluation of the Concession Area, and defines one or more “Areas of the Project”. Once the Area of the Project has been defined, THE COMPANY shall initiate a feasibility study (“Feasibility Study”) said Project Area, which shall be submitted to the Ministry of Commerce and Industries.  THE COMPANY may divide the Concession Area into a plural Item of development zones as it deems convenient and may designate one or more of these zones as Project Area, it being understood that they may have any form or configuration.  Anyhow, THE COMPANY must submit to the Ministry of Commerce and Industries a feasibility study regarding any of the Areas of the Concession defined as Project Area, no later than 18 months following the date of enactment of the Law by which this Agreement is approved, and said study shall comply with the requirements established in Annex II which is an integral part of this Agreement.

3.

Within a period of no more than sixty (60) months after the enforcement of this Agreement, THE COMPANY shall invest in exploration, infrastructure, roads and a feasibility study no less than TEN MILLION US (US$10,000,000.00)

CLAUSE FIVE

Life of the Agreement

This Agreement shall have a twenty (20) year life term as of the date of the enforcement of the law of approval.  If THE COMPANY has substantially and reasonably complied with the obligations undertaken in this Agreement, and if its termination by mutual agreement has not occurred before such term has elapsed, THE COMPANY can request and obtain up to two (2) consecutive renewals of the Agreement, it being understood that each one of  these renewals shall have a term of twenty (20) years. Taking into consideration the request submitted to the Ministry of Commerce and Industries within one hundred and twenty (120) days prior to the subsequent twenty (20) days at the end of each twenty (20) years term, the Ministry of Commerce and Industries shall grant each one of the respective renewals related to this Clause, it being understood that these renewals are granted if the Ministry of Commerce and Industries does not make a statement on them within a period or sixty (60) days after the mentioned request has been presented to the Ministry of Commerce and Industries.

At the end of this Agreement, including its renewals, THE COMPANY may leave at its properties or freely remove from them, but with the due adherence to this Agreement and of the legal provisions and regulations of the Republic of Panama that are enforceable on the subject of demolitions, development and sanitation, all articles of its property, installations, improvements, accessories, annexes, equipment and all other property of whichever nature, be it private property or totally or partially connected to the real estate of THE COMPANY, without THE COMPANY having  to make any payment whatsoever to THE STATE due to such withdrawal or removal. Nevertheless, in the event of such occurrence, all docks, landfills, maritime and land works and installations built by THE COMPANY on lands or other assets property of THE STATE, shall become property of THE STATE at no cost.

CLAUSE SIX

Development and Investment Commitment

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 247

In order for THE COMPANY to maintain the fiscal benefits that THE STATE grants through this Agreement and as a consideration of THE COMPANY towards THE STATE so that the latter will subscribe this Agreement, THE COMPANY undertakes the following:

1.

THE COMPANY, its AFFILIATES, Contractors or Subcontractors shall carry out a FEASIBILITY STUDY for the development of the copper mine in the CONCESSION AREA and for the processing of ore into concentrate. The cost of said FEASIBILITY STUDY shall not be less than SEVEN MILLION US DOLLARS (US$7,000,000.00), including the amounts that have been invested in said study before the date of this Agreement.  The preparation of said FEASIBILITY STUDY must adjust to the guidelines provided in Annex II of this Agreement. THE COMPANY undertakes to deliver a copy of the FEASIBILITY STUDY to the Ministry of Commerce and Industries in 18 months following the date of enactment of the law approving the present Agreement.   Likewise, THE COMPANY shall provide said Ministry with an Affidavit detailing the amounts invested in the preparation of said FEASIBILITY STUDY.

2.

In the three years following the date of delivery of the FEASIBILITY STUDY related to the foregoing numeral, to the Ministry of Commerce and Industries, THE COMPANY shall start the development of the copper mine and the construction of the necessary infrastructure for the operation of said mine pursuant to the program provided in Annex II of this Agreement. Notwithstanding the foregoing, THE COMPANY may delay the beginning of the development of the mine and of the construction of the corresponding infrastructure and, therefore, the period of time equivalent to the months elapsed since the delivery date of the aforementioned FEASIBILITY STUDY during which the average price of the pound of refined copper, according to quotes from London Metal Exchange is less than the amount resulting from the addition of (a) the price of copper used in the cited Feasibility Study showing a rate of return  that will permit obtaining the necessary financing in the international capital markets plus (b) five (5%) percent of this.

PARAGRAPH:

   The delay due to the low prices mentioned in numeral 2 of this Clause may not be extended for more than five (5) years as of the date of the expiration of the original three (3) year term stipulated in this clause, without THE COMPANY notifying THE STATE of its decision to proceed with the corresponding investment for the development and construction of the aforementioned infrastructure and the initiation of said works.  If the delay was to take more than five (5) years, this Agreement shall be annulled and the Concession expired.  During the delay period, THE COMPANY can formulate proposals for the development of THE PROJECT in terms and conditions others than those agreed upon under this Agreement, and THE STATE agrees to consider in good faith said proposals.  Nevertheless, for the two (2) years following the expiration of the abovementioned five (5) year term, THE COMPANY shall enjoy the first option for the development of THE PROJECT in the event  that THE STATE receives from any third party (the “Third Bidder”) an offer (the “Offer”) for that purpose. If THE STATE receives an Offer that it considers accepting, it must inform and notify THE COMPANY in written, and the later will have ninety (90) days as of the date of the delivery of said communication to make us of its first option to perform the development of THE PROJET, in terms at least as advantageous for THE STATE as those proposed in said Offer.  If THE COMPANY communicates to THE STATE its decision not to exercise said first option or ceases to exercise the same after the ninety (90) days of the aforementioned communication and notification in writing, THE STATE may negotiate the agreement or agreements of the concession with the respective Third Bidder, provided that it (they) do not reflect a set of rights and obligations that are more  advantageous for the Third Bidder than those contained in the respective offer.  This first option procedure shall apply to any Offer presented by a Third Bidder during the aforementioned two year period, in which THE COMPANY has not waived or ceased to exercise its first option.

3.

Before the beginning of the commercial production of copper, THE COMPANY jointly with its Affiliates, contractors and sub-contractors shall comply with the following commitments:

(a)

Invest no less than FOUR HUNDRED MILLION US DOLLARS (USS$400,000,000.00) in the development and construction of the mine and infrastructure in agreement with the provisions of the Feasibility Study mentioned above in Item 1 of this Clause on in any other Feasibility Study which is prepared later on or its modifications, approved by THE COMPANY, provided that copies of said study or modifications have been delivered to the Ministry of Commerce and Industries.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 248

(b)

Hire no less than 700 Panamanian workers for the development and the construction of the mine, preferably using labor from the Municipality or Municipalities where the Concession Area is located.

4.

Once a sustained production of copper concentrate in the Concession Area at the rates forecasted in the Feasibility Study is obtained, THE COMPANY, its Affiliates, contractors and subcontractors shall hire for the operation of THE PROJECT no less than 300 permanent Panamanian workers, it being understood that the total Item of said workers may fluctuate as a result of ~~the~~ changes in the market conditions and technological innovations.

5.

For the effects of what is provided in Item 2 of this Clause, the average adjusted price of refined copper in the London Metal Exchange for a determined month shall be equal to the average of the closing prices for one pound of refined copper on each day of said month during which the Exchange is open for the performance of mercantile activities, derived from the quotes published by said Exchange.

6.

In addition to any delays occurring in the development of the mine, permitted by Clause Twenty of this Agreement, THE COMPANY, in consultation with the Ministry of Commerce and Industries, may delay the beginning of said development or the termination thereof during proven economic instability periods in the country or at the international level causing unforeseen increase in the cost of materials, supplies or labor greater than those foreseen in the Feasibility Study referred to  in numeral one of this Clause, or when said proven instability periods does not permit obtaining ~~of~~ financing for THE PROJECT in the international financial markets under normal terms and conditions.  THE COMPANY shall immediately notify the Ministry of Commerce and Industries in the event that any of these events occurs and shall consult with said Ministry while the respective instability period lasts, with the purpose of determining if conditions have changed or if a modification to the Feasibility Study is necessary with the purpose of being able to start the development or the continuation of said development.

CLAUSE SEVEN

Environment Protection

The COMPANY undertakes to carry out its activities maintaining at all times an adequate protection of the environment in the Concession Area, complying with the legal dispositions and regulations of general application in force in the Republic of Panama.

The COMPANY shall be accountable for the damages caused to the environment due to its fault, fraud or negligence in the performance of its operations, and to that end THE COMPANY shall constitute a bond in favor of THE STATE in the amount of THREE MILLION US DOLLARS (US$3,000,000.00), in cash, cashiers check, insurance company policy, promissory note issued by a financial institution, letter of credit issued by a local bank, bank guaranties, or by any other means permitted by the laws in force.  Said bond shall be constituted at the beginning of the construction of the mine, and its totality or the portion not claimed by THE STATE shall be canceled or returned to THE COMPANY, as the case may be, no later than one year after the end of this Agreement.  The bond shall be issued to the order of the Ministry of Commerce and Industries and the Office of the General Comptroller of the Republic of Panama.  The amount of this bond does not purport to establish a limit to the liability of THE COMPANY.

In addition to the restoration obligations provided for in the Mineral Resources Code, THE COMPANY undertakes to finance a Reforestation Program for those areas of the concession in which THE COMPANY has caused any kind of deforestation, subject to the degree of deterioration caused to nature.  The program shall be carried out using species of trees native to the zone neighboring the Concession Area in consultation with the respective authorities, and with the possibility

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 249

of planting species of a greater advantage for the population and the environment.

CLAUSE EIGHT

Hiring of Experts

THE COMPANY, its Affiliates, contractors and sub-contractors shall give preference to hiring national labor.  However, foreign personnel may be hired provided that the total Item of hired foreigners does not surpass twenty-five per cent (25%) of the total labor force of THE PROJECT.

Notwithstanding the foregoing, as from the enforcement of this Agreement and during the first five (5) years as of ~~t~~he beginning of the construction works referred to in this Agreement, a higher percentage of foreign specialists or technicians or workers with experience in the mining sector shall be allowed taking into consideration the requirements of THE COMPANY, its Affiliates, contractors and subcontractors, to whom THE STATE shall issue the working permits, licenses and visas required to that effect.

The COMPANY undertakes to comply with the transference of technology to Panamanian personnel in the event of hiring foreigners.

For the effects of the application of the aforementioned percentages, the totality of the labor force of THE PROJECT shall be taken into account, which will consist of the workers hired by THE COMPANY, its Affiliates, contractors and sub-contractors.

CLAUSE NINE

Contract Assignment

THE COMPANY can totally or partially assign or transfer this Agreement without any alteration of its terms or conditions, as well as the totality or part of its Concession Area, provided that the assignee counts with the technical and financial capability, which could be a Panamanian corporation or a foreign corporation duly registered and empowered to perform business in the Republic of Panama.  Such assignment shall grant the assignee all the rights and obligations that THE COMPANY undertakes with this Agreement.

When the assignment or transfer mentioned in this Clause is on behalf of an Affiliate of THE COMPANY, the only requirement which THE COMPANY shall have to comply with to effect such assignment or transfer shall be to communicate it in written to the Ministry of Commerce and industries fifteen (15) days in advance. Once said notice has been provided the assignment or transfer shall be effective and the Ministry of Commerce and Industries shall issue an official recognition certifying such assignment or transfer within the next thirty (30) days.

When the assignment or transfer is to be made on behalf of third parties that are not Affiliates of THE COMPANY, prior authorization from the Ministry of Commerce and Industries is required, except in the cases referred to in the last paragraph of this Clause.  In the event of assignments or transfers to third parties, THE COMPANY must notify the the Ministry of Commerce and Industries which should make a statement within the thirty (30) days following the date of the respective notice.  If after the above mentioned thirty (30) days the Ministry of Commerce and Industries has not made a statement in relation to said assignment or transfer, it shall be considered that there is no objection to such assignment or transfer and that it has been approved, it being understood that the Ministry of Commerce and Industries shall certify said transfer or assignment.

In the event of total or partial assignment of the present Agreement, the assignee shall assume all the rights and obligations arising thereof, it being understood that THE COMPANY shall be free from any obligation resulting from facts or acts that take place after the date of the assignment with regards to the assigned, and in the case of partial assignment or transfer, the Assignee shall assume the corresponding proportion deriving from the contracting rights and obligations as stipulated in the respective assignment or transfer agreement.

The assignment or transfer, that it be ~~it~~ total or partial, shall not generate taxes, contributions, fees, ~~n~~or liens of any nature, in favor of THE STATE.

It is understood that the mining concessions subject to this Contract may be totally or partially encumbered, with prior notification to the Ministry of Commerce and Industries, provided that the creditor is a financial institution of known and proved stability.  Additionally, notwithstanding the foregoing, the mortgagee may totally or partially assume the encumbered concession, and may in turn transfer or assign it to a third party, as long as any such third party is a Panamanian corporation or a foreign corporation duly registered in the Republic of Panama directly or through a subsidiary, with ~~a~~ renown technical and financial capability with a net consolidated shareholder’s equity which shall not be lower than at least THREE HUNDRED MILLION US DOLLARS (US$300,000,000.00), including its Affiliates.  Prior notification to the Ministry of Commerce and Industries will be satisfactory for the said transfer or assignment to become effective.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 250

CLAUSE TEN

Energy

The COMPANY, directly or through third parties, may generate electric power for its own use and for that purpose ~~it~~ may build and operate hydroelectric installations and thermal plants, as well as other means of generating power both inside or outside the Concession Area, as THE COMPANY deems necessary, to develop the activities provided in this Agreement.  It is understood that THE COMPANY may sell and commercialize any surplus electric energy, as long as it complies with the rules and provisions in force.

CLAUSE ELEVEN

Obligations of the State

The STATE shall have the following obligations:

A.

To grant and procure THE COMPANY with the full, uninterrupted and pacific use of the Concession Area which is defined and described in Clause Two and in Annex 1 which are an integral part of the present Agreement.

B.

If THE COMPANY so requires, to have inside or outside the Concession Area, the services of firemen, police, customs, migration, health and any other public service that are not provided by THE STATE.  It is understood that the additional costs of these services as well as the necessary infrastructure to provide them shall be to the account of the THE COMPANY.  It is also understood that the necessary private property necessary to provide these services for which costs are on the account of THE COMPANY shall be the property of THE COMPANY.

C.

To provide THE COMPANY the licenses or permits, approvals and authorizations required by THE STATE or any of its departments, autonomous or semi-autonomous institutions and political subdivisions, in relation to the activities developed by THE COMPANY in compliance with this Agreement, it being understood that such licenses, authorization and approvals shall be granted at the general application tariffs in force prior compliance with the corresponding requirements as established by law.

CLAUSE TWELVE

Fiscal Exemptions

The STATE confers THE COMPANY and its Affiliates (and in the cases expressly mentioned, to its contractors and subcontractors), the following fiscal exemptions during the life of this Agreement:

A.

Exemption for THE COMPANY, its Affiliates, contractors and subcontractors, of any rights, or import tax, contribution, charges, consular rights, lien, duties or any other tax or contribution, or any denomination or class that are imposed on the introduction and import of equipment, machinery, materials, parts, diesel and Bunker C and other petroleum by-products, it is understood that they shall cause, nevertheless, when applicable, the protection tariff stipulated in Clause Twenty-two of Agreement No. 35~~f~~ of September 15, 1992, approved through Law No. 31 of December 31, 1992, and regulated by Cabinet Decree No. 38 of September 9, 1992; raw material, lubricants, necessary work vehicles used for the efficient and economic development of the operations covered by this Agreement, ships, airships, appliances, spare parts and accessories exclusively destined  for the construction, development, operation, maintenance, infrastructure and activities of THE PROJECT.  It is understood by the parties that the exempted goods pursuant to this numeral shall only be used for the development of THE PROJECT.  Said goods shall not be sold or transferred to anybody without previous written authorization from THE STATE, but having elapsed at least two (2) years from the purchase date and always subject to the payment of the respective tax which shall be estimated based on their value at the time of the sale or transfer.  It is understood, however, that the goods may be transferred to any Affiliate of THE COMPANY, or any other natural person or body corporate benefiting from the introduction tax exemption that THE COMPANY has, complying with the legal provisions in force.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 251

In order to be covered by the exemptions of the Import Tax mentioned in Point  A of this Clause, THE COMPANY, it Affiliates, contractors and subcontractors shall notify the General Directorate of Mineral Resources of The Ministry of Commerce and Industries its intention of introducing the exonerated assets or product, and said Direction shall deliver, in a maximum period of thirty (30) days after receiving the notice, a document certifying the applicant is has the right to the respective exemption.  Said certification shall be accepted by the General Customs Direction of the Ministry of Finance and Treasury which shall give speed to the proceedings of the corresponding introduction ~~of~~ or duly exempted import

B.

Total transfer tax exemption for THE COMPANY, its affiliates, contractors and sub-contractors of movable goods on minerals, equipment, machinery, material, parts, accessories, raw material, cranes, work vehicle, ships, airships, appliances, diesel and lubricants and other petroleum derivatives, cargo and containers, destined for the operation, construction or maintenance of THE PROJECT, as well as those that are necessary for the development of the activities performed by THE COMPANY, or carried out for its benefit, in the Concession Area pursuant to what is established in this Agreement.

The exempted goods shall be used in activities related to THE PROJECT, and cannot  be sold ~~n~~or transferred, until after two (2) years have elapsed as from the purchase date and always subject to the payment of the respective tax, which shall be estimated based at the value of the good at the moment of the sale or transfer.

It is understood that the goods may be transferred to an Affiliate of THE COMPANY, according to what is defined in this Agreement, or to any other natural person or body corporate that benefits from the introduction tax exemption that THE COMPANY has without any type of restrictions other than the previous notification of the transfer to the authorities of the Ministry of Commerce and Industries, and that these transfers shall not be subject to the payment of any type of tax or duties in favor of THE STATE.

C.

Tax exemption on income tax, applicable to remittances or transferences abroad, made to pay commissions, loans, royalties, returns, professional or administrative advice performed outside the national territory, discounts, payments referred to in Clause Sixteen of the Agreement, or for any other concept related to the activities of this Agreement.

D.

Exemption from the payment of duties pertaining to the cargo of mineral products and dockage of containers, stowage, break bulk, handling, sojourn operations, which may be applicable inside the port installations of THE COMPANY.

E.

Exemption from any tax, lien or contribution related to non-distributed profits of THE COMPANY and its Affiliates in any fiscal year.

F.

Exemption from the obligation to pay premiums and offers for exploitation rights of minerals in the Concession Area.

CLAUSE THIRTEEN

Fiscal Deductions

1.

The COMPANY and its Affiliates shall have the right to include as operation expenses those that are deductible~~s~~, pursuant to the Income Tax laws in force.  Besides surface canons, royalties, taxes and depreciation charges, the following items may be deducted as operation expenses:

a)

Annual deduction in concept of exhaustion for each one of the mineral deposits pursuant to the stipulations of Point b, numeral 6 of this Clause.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 252

b)

The cost of excavations of subsidence, prospecting and galleries, open-cut excavations, perforation of wells and other similar operations,  that have been performed without finding minerals in amounts that would merit a commercial exploitation.

c)

Expenses for services and supplies, as well as other expenses made in relation to preliminary geological investigations, mining explorations, pre-extraction operations,  as well as expenses made for subsidence, prospecting and gallery excavations, open-cut excavations, perforation of wells and other similar operations performed with the purpose of extracting minerals.

Expenses for items for which deductions are allowed because of depreciation or for capital amortization cannot be included as operation costs.

2.

To determine operation deficits during a fiscal term, THE COMPANY shall deduct from the gross income attributable to mining operations all deductible amounts authorized by the Mineral Resources Code, this Agreement and other applicable laws, with the exception of deficits that have been differed from a previous fiscal year.

3.

Taxes, rights, duties, charges and other contributions and amounts paid to THE STATE, shall be considered as general deductible expenses, as well as inherent expenses, incurred in relation with the education or training of Panamanian citizens according to this Agreement. Likewise, municipal taxes payable by THE COMPANY to the municipalities of THE STATE shall be considered as deductible general expenses, to the point in which they have not been credited against the income tax payable by THE COMPANY, as stipulated in Point  (L), numeral (I) of Clause Fourteen of this Agreement.

4.

THE COMPANY shall establish depreciation accounts for depreciated assets that it acquires during the life of this Agreement, which shall be segregated according to the following categories of assets:

CATEGORY A:  Building and other permanent improvements built on lands, parking areas, railroads, tunnels, dams, bridges and roads, waste deposits, port installations, airport installations and landing strips.

CATEGORY B:  Other fixed assets, including machinery and equipment located on any real estate for its better use and other real estate by destination (excluding mobile equipment, ships and barges), elevators, electrical and plumbing systems, fixed structures and installations for the generation and transmission of electric power.

CATEGORY C:  Mobile equipment, ships and barges and mining equipment of any type or nature, including, but without limitation, tractors, buses, railroad engines and wagons, airplanes, loading and unloading facilities, cargo transportation equipment, any other type of equipment and mobile machinery not included in Category D below, telephone and general communication systems.

CATEGORY D:  Laboratory equipment, drilling equipment, assets used for the test or sampling and other of technological nature, including computer equipment, accessories and programs.

CATEGORY E:  Other capital assets that are not included in any other previously mentioned category.

The cost of each depreciated asset that the Company acquires, for which the Company will use the benefit of the depreciation, shall be included in the account corresponding to the Category ~~to~~ where it belongs and, for each fiscal year, when calculating the respective taxable income, ~~to~~ THE COMPANY may use the depreciation for amounts equal to the percentages Itemed hereinafter, applied to the accumulated of (a) the original cost of the assets already included in the respective Categories at the beginning of the corresponding fiscal year and (b) fifty per cent (50%) of the cost of the assets added to said Categories during the referred fiscal year.

Category A:

7%

Category B:

15%

Category C:

25%

Category D:

33%

Category E:

20%

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 253

However, it is understood that in regards to any of said Categories, amounts greater than the surplus resulting from subtracting the accumulated from the original acquisition cost of the assets included in the respective Category, the total amount of the depreciation previously deducted on said acquisition cost may not be deducted in concept of depreciation.

In any fiscal year in which the maximum deduction amount for permissible deduction in relation to assets under any Category is not used for determining the net accruable income corresponding to said fiscal year, the unused balance may be indefinitely deferred for its total or partial deduction in any future fiscal year, jointly with any other amount deductible in said future fiscal year, it being understood however that deductions for depreciation in a given fiscal year, in relation to assets under any Category, shall not exceed fifty per cent (50%) of the accumulated of the acquisition cost of the assets included in the respective Category at the end of the respective fiscal year, and it shall also be limited as stipulated in the paragraph immediately preceding this Item 4.

5.

Losses suffered by THE COMPANY in operations according to income tax estimates of the year in course and of previous years may be differed to the following terms, as long as they have not been deducted, but they shall not be deferred for more than five (5) years, counted as of the fiscal year during which they were originated. Once these five (5) years have elapsed, those losses cannot be deductible nor shall they cause any refund from the National Treasury.

6.

Among other deductions allowed the Mineral Resources Code at the date of the enforcement of this Agreement, THE COMPANY may make following deductions:

a)

Expenses proved as duly incurred during a fiscal year in mining explorations related to the concession may be deducted from the surface canons payable to the Nation for that fiscal term to a maximum of seventy-five percent (75%)  of the total amount of said surface canons.  When these have been paid before the deduction authorization, THE COMPANY shall be allowed to credit the amounts already paid to the payment of surface canons payable in the following fiscal term.  There shall not be cash reimbursements for this concept.

b)

In the exploitation of mines, quarries and other non-renewable natural resource, THE COMPANY may include as operation expenses for calculation of taxable net income purposes of each fiscal year, deductions for depletion in function of the produced or extracted units. To that end, the probable content of such deposits as of the first day of the fiscal year              shall be calculated and added to units produced in the said year.  The relation of the previous amount and the units produced during the year, produce the rate of amortization for that year, and this rate shall be percentually applied to the value of the asset to obtain the deduction for depletion.  This same operation shall be ~~m~~ade in the following years until the mineral deposit is totally depleted.

For the purpose of this point b), the preceding paragraph will  be applied according to the following formula (as per their initials in Spanish):

DA

= Deduction due to Depletion

TA

= Depletion Percentage

RMI

= Mineral Reserves at Beginning of the Period

UP

= Units Extracted or Produced during the Period

RA

= Additional Units or Reserves during the Period

RMf

= Mineral Reserves at the End of Year

VA

= Asset Value

Pf

= Mean Value of the quarterly royalty statements

PR

= Recovery Percentage

TM

= Metric Tons

LEY (GRADE) = Metal contents of a rock or ore.

FORMULA TO BE APPLIED

Step 1:

TA = RMI + UP + RA

UP

Step 2:

RMf = RMI – UP + RA

Step 3:

VA = (RMf x UP~~f~~ x RA) X PR

Step 4:

DA = TA x VA

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 254

The value of the probable content of the deposit and the new confirmed referred to in this Point shall be certified by the General Direction of Mineral Resources of The Ministry of Commerce and Industries.

The deduction for mining amortization may not exceed fifty percent (50%) of the net income of THE COMPANY, after deducting all operation expenses from the gross income for the extraction, with the exception of the permitted mining amortization, it being understood that, for the calculation of net income to which this paragraph bears relation to, such operation expenses do not include the interests payable by THE COMPANY, nor the asset depreciation corresponding to the respective fiscal period.  This limitation shall be applied separately to each place or deposit where minerals are extracted or jointly to all deposits which are exploited by THE COMPANY in the same mill or grinder, as THE COMPANY deems convenient, and the gross extraction income and operation expenses shall be assigned to each place or jointly, as the case may be, according to the accepted accounting standards.

c)

Deductions for mining amortization shall be estimated independently for each one of the places where the mineral is extracted and according to the type of mineral.

Together with the sworn income tax statement for each fiscal term THE COMPANY shall prepare and present a chart summarizing the calculations made for mining amortization for each one of the mentioned sites.

CLAUSE FOURTEEN

Contributions in favor of THE STATE

1.

Without detriment to the exemptions or privileges that THE STATE grants ~~to~~ THE COMPANY and its Affiliates pursuant to the stipulations of this Agreement, THE COMPANY and its Affiliates shall pay ~~to~~ THE STATE the following taxes, rights, duties, contributions, charges or impositions mentioned as follows:

A.

Income Tax derived from the profits obtained by THE COMPANY, subject to the provisions of this Agreement.

B.

The following taxes, rights and registration fees:

(1) fifty percent (50%) of taxes, rights or duties caused by the registration of property titles that THE COMPANY or its Affiliates may constitute on their assets or rights;

(2) fifty percent (50%) of taxes, rights or duties caused by the registration of encumbrances that THE COMPANY of its Affiliates may constitute on their assets or rights;

(3) fifty percent (50%) of taxes, rights or duties caused by the registration of financial leasing contracts that THE COMPANY or its Affiliates may subscribe;

(4) Other rights or registration fees caused at the Public Registry.

C.

Notary fees

D.

A five percent (5%) tax on the transference of movable goods applied to the import or transference of movable goods, according to the legislation in force at the date of the enforcement of this Agreement, when it does not pertain to those mentioned in in which this Contract become in force, when the same are not mentioned in (A) and (B) of Clause Twelve, which will always be  exempted from said tax.

E.

Fifty percent (50%) of stamp taxes caused according to the legislation in force.

F.

Rights and duties for the use of public services provided that THE STATE or any of its subdivisions or dependencies provide to THE COMPANY and which are not those which THE COMPANY receives exoneration according to the stipulations of this Agreement.  In any event, rights and duties shall be payable at the current rates of general application.

G.

Contributions and employer quotas to Social Security,  professional risks premiums and others employer contributions of a social nature based on the employee payroll of THE COMPANY, which shall be payable at the current rates or tariffs of general application.

H.

Property Tax according to the legislation and tariffs of general application in force.  Notwithstanding the foregoing, Property Tax shall be paid up to a maximum of ONE HUNDRED THOUSAND US DOLLARS (US$100,000.00) per year, provided that the assets acquired or built by THE COMPANY or its Affiliates are to be used for the development of THE PROJECT and are located in a province of the Republic where THE COMPANY or its Affiliates would have invested not less than TEN MILLION US DOLLARS (US$10,000,000.00) in mineral processing plants, ports or transport and cargo handling installations.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 255

I.

Industrial or commercial license tax up to maximum of TWENTY THOUSAND US DOLLARS (US$20,000.00) per year.

J.

Surface canons and royalties, subject to the stipulations of Clause Three, point B, what items 4 and 5 of this Agreement.

K.

Fifteen percent (15-%) of the benefits received by THE STATE in concept of surface canons and royalties which THE COMPANY has to pay hereunder shall correspond to the municipality(ies) within which the CONCESSION AREA is located, amount which shall be directly paid by THE COMPANY to the corresponding municipality or municipalities.  THE STATE, through its pertinent entity, shall verify compliance with said obligation.

L.

Municipal Taxes.  The total of Municipal Taxes that are paid to whichever municipalities shall not exceed the sum to ONE HUNDRED THOUSAND US DOLLARS (US$100,000.00) per year.  Any additional amount which THE COMPANY must pay in concept of Municipal Taxes, above the aforementioned sums, shall be deductible by THE COMPANY as a fiscal credit against its Income Tax payment for the current year.  The maximum amount of the payable sum in concept of Municipal Taxes shall be adjusted in proportion to the variations on the wholesale price index of the total manufactures of the Office of the Comptroller General of the Republic of Panama for two-year periods.  The first adjustment shall be applied upon the fifth year of life of this Agreement, taking into account the changes occurred in the aforementioned price index during the two immediately previous years.

Thereafter, the successive adjustments shall be made at the end of each two-year period.  In the event that said index was not available so that the adjustment provided in this Clause may not be made, THE STATE and THE COMPANY, by mutual agreement, shall apply another index or adjustment method.

M.

Any other taxes, rights, liens, duties, contributions, charges or impositions established or to be established in the future, and that are different to those for which THE COMPANY receives exemptions derived from this Agreement, and as long they are of general application, and that they are not contrary to ~~n~~or exceed those established in the present Contract in this Agreement and in the legislation in force on the date on which this Agreement is enforced.  It is understood that taxes, rights, liens, duties, contributions, charges and impositions that are only applied to a specific industry or to a determined activity shall not be considered as of general application.

II.

Without detriment to what is previously provided for in this Clause and in other provisions of this Agreement and with the sole exception of the respective surface canons and royalties, as long as THE COMPANY has either not finished repaying the debt which THE COMPANY or its Affiliates acquire for the construction and development of the project, THE COMPANY, and its Affiliates shall be totally exempted from the payment of any type of tax, rights, duties, charges, liens, contribution or tariff that may be caused due to any reason related to the development of THE PROJECT, with the exception of municipal taxes.

CLAUSE FIFTEEN

Direct Investment and Infrastructure

The COMPANY, its Affiliates, contractors and sub-contractors shall have the right to the use of a fiscal credit which may be used to pay to THE STATE those taxes , duties, charges, contributions and rights established by the law in force and this Agreement.  Said fiscal credit shall be equal to the amounts invested by THE COMPANY its Affiliates, contractors and sub-contractors during the life of this Agreement in infrastructure pertaining to THE PROJECT of the following types or categories.

A.

Infrastructure and transportation equipment, including but without being limited to roads, railroads, bridges, energy generating plants, electric power transmission lines and telecommunication transmission lines.

B.

Facilities and installations for transportation, storage, treatment and removal of water, including, canals, dikes, aqueducts, sewage systems piping, tubing, dams, storage tanks and reservoir dams.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 256

C.

Maritime installations, ports, docks, piers, breakwaters, mobile and fixed installations for loading and unloading ships, facilities for loading of waste and cargo of barges.

D.

Housing or lodging for workers.

E.

Social type infrastructure, including hospitals and first aid stations, structures for social and recreational use of the community, streets, sidewalks, and ornamentation, built with prior authorization from THE STATE.

Paragraph 1:  The fiscal credit due to direct investment may be used in various fiscal years until covering 100% of the investment.

Paragraph 2:  In order to receive the benefit referred to in this Clause,, the corporation that has made an Investment shall present a request to the Ministry of Finance and Treasury, so that the later will ~~to~~ certify the investment in the corresponding fiscal year.

Adjoining this request should be, among others, the following documents::

1.

Copy of the work contracts, if any, regarding the pertinent investment.

2.

Payment vouchers of all costs and expenses performed.

3.

Copy of the plans of the work.

4.

Construction and occupation permits, and

5.

Certification issued by a Certified Public Accountant evidencing the amount of the investment.

Paragraph 3:  The General Directorate of Revenues of the Ministry of Finance and Treasury, previous analysis of the documents submitted by the corporation that executed the investment and inspection of the works built, shall issue, with due celerity, the corresponding fiscal credit.

Paragraph 4:  There is no possibility of receiving a credit in relation to cost of depreciable assets, in spite of the fact that they are part of the previously described infrastructure, if THE COMPANY or its AFFILIATES, contractors, or sub-contractors, according to the case, have decided to include the cost of said assets in the depreciation accounts established according to Clause Thirteen of this Agreement.

Paragraph 5:  In any fiscal year THE COMPANY, its AFFILIATES, contractors or sub-contractors may use the portion that it determines of the balance of the credits derived from investments in infrastructure not used in previous years, as a credit for the payment of those taxes that THE COMPANY selects, it being understood that said credit shall not be applied with the purpose of decreasing the amounts to be paid in concept of taxes or royalties in any year to less than half of what the Company would be otherwise obliged to pay.

Paragraph 6:  The General Direction of Revenues will maintain a registry of the amount of fiscal credits granted due to this Clause, as well as its use, assignment and favorable balances thereof.

CLAUSE SIXTEEN

Taxes on Moneylenders and Shareholders of THE COMPANY

Natural persons or body corporates and international agencies, that grant or guarantee financing in any manner or form acknowledged by THE COMPANY, or its Affiliates, contractors and subcontractors for the construction, operation and development of THE PROJECT, or any part thereof, shall be exempted from any type of taxes, rights, duties, charges, liens, contribution and imposition, including Income Tax, that might be caused by interest earned by said loans, discounts, commissions or other payable financial charges due to loans or guarantees, whatever the origin of the funds of those loans or guarantees, and whichever the development phase of THE PROJECT object of the respective credit or the manner in which ~~as~~ said taxes are charged or collected, it being understood that THE COMPANY shall not be obliged to perform retentions of any nature regarding aforementioned financing.  These credits shall not be subject to the provisions established in Article 2 of  Law 4, of 1935.

CLAUSE SEVENTEEN

Monetary Matters

The STATE shall allow THE COMPANY and its Affiliates to maintain amounts abroad in any currency and freely perform remittances of any nature including but without limited to remittances to repay advances and investments, to pay dividends, interests and profits coming from or related to THE PROJECT, exempted from any tax, and all retention impositions and obligations during the life of this Agreement.  Likewise THE COMPANY and its Affiliates may keep bank accounts outside the Republic of Panama.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 257

CLAUSE EIGHTEEN

Registry of Concessions, Rights and Privileges

The STATE has issued and shall issue in favor of THE COMPANY, the adequate documents evidencing the specific concessions, rights and privileges arising from this Agreement and their assignments or transfers, of the same, and at all times shall comply with the administrative and legal requirements, in order for THE COMPANY to develop its activities, exercise its rights and enjoy its privileges, without the outcome of any interference ~~n~~or obstacles which would prevent its full enjoyment.  Only for advertising purposes, but without this being understood as a requirement or formality that affects the life or the effectiveness of the Concession, THE COMPANY may register free of charges the Concession under this Agreement in the Mining Registry of the General Direction of Mineral Resources.

CLAUSE NINETEEN

Notices

Notices and additional communications established by the provisions of this Agreement,   shall be done in writing and ~~be~~ delivered personally at the following indicated addresses, according to the case, or sent to the address that the pertinent party indicates to the other by means of a written notice, with acknowledge of receipt, unless the parties agree otherwise.

1)

Ministry of Commerce and Industries

Edificio de la Loteria, Piso No. 21

Calle entre Avenida Cuba y Avenida Peru

Telephone:

227-4177

Fax:

227-5604

2)

Minera Petaquilla, S. A.

Swiss Bank Tower, Piso 13

Urbanizacion Marbella

Telephone: 223-5341

Fax:

223-3032

3)

Geo-Recursos Internacional, S. A.

Banco General Tower, Piso 45

Urbanización Marbella

Telephone:   223-5488

Fax:

223-8425

4)

Adrian Resources, S. A.

Banco General Tower, Piso 25

Urbanización Marbella

Telephone: 223-5488

Fax:

223-8425

CLAUSE TWENTY

Acts of God or Force Majeure

For the purposes of this Agreement,  the following events or circumstances among others, shall be considered as Acts of God:  epidemics, earthquakes, landslides, storms or other adverse meteorological conditions, explosions, fires, lightning, as well as any other cause,  that they are or not of the nature described, that is unpredictable or that is beyond the control of the affected party, and that to the point  that it delays, restricts or prevents the timely action of the affected party.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 258

For the purposes of this Agreement,  the following events, acts or new circumstances, among others, shall be understood as force majeure, revolutions, insurrections, civil uprisings, blockages, commotions, embargoes, strikes and other labor conflicts which are not attributable to fault or negligence of the corresponding employer or of THE COMPANY or Affiliates or contractors or subcontractors,  orders or instructions of any Government in law or in fact, or entity or subdivision of the same, the price of minerals in the international market to a degree such that it renders the exploitation of THE PROJECT economically non-profitable, delay in the delivery of machinery, faults of the installations or machinery, wherever they happen, not attributable to the affected party, that adversely affects the operation of THE PROJECT and, in general, any event, occurrence or circumstance that is unpredictable or that out of the control of the affected party and to the point that it delays, restricts or prevents its timely action and is not attributable to its fault or negligence.

It is understood that, as long as they are not obligations consisting in money payments, if one of the parties ceases to comply with any of the obligations undertaken pursuant to this Agreement, ,such non-compliance shall not be considered a violation or non-compliance when the same is originated due to an act of God or force majeure.  If any activity, as long as it is not an activity pertaining to money payment, is delayed, restricted or precluded due to an Act of God or force majeure, both the established term to carry out the activity affected, as well as the terms of the present Agreement shall be extended for a term equal to the effective duration of the acts of God, force majeure or   their causes.  The investments that THE COMPANY undertakes to perform based on the Feasibility Study shall not be considered under any concept as obligations consisting in payment of money.

The party whose capacity to comply with its obligations is affected by an Act of God or force majeure shall notify, as soon as feasible, the other party in writing regarding the event, mentioning its causes and the parties will make all the reasonable possible efforts to overcome the event. Notwithstanding the foregoing, neither party shall be obliged to solve or end any conflict that it may have with third parties or with the labor force related to THE PROJECT, except in acceptable conditions or according to the decision of an arbitrator pronounced according to Clause Twenty three of this Agreement or an order from the competent judicial or administrative authority that has been duly executed or that in any other manner has a definite and coercive nature.

CLAUSE TWENTY ONE

Applicable Law

This Contract shall be the legal standard between the parties and shall be governed by the applicable laws that are currently in force in the Republic of Panama, except to the point that said laws or legal provisions that are contrary or inconsistent or incompatible with this Agreement are not of general application, it being understood that those laws that are only applicable to an industry or a determinate activity shall not be considered of general application. In the cases not foreseen in this Agreement, and as long as they are not inconsistent or incompatible with their provisions, the standards of the Mineral Resources Code shall apply to this Agreement in an auxiliary manner.

The COMPANY, its Affiliates, successors and assignees waive any diplomatic claim in regards to the duties and rights deriving from this Agreement,  except in the case of denial of justice.  It is understood that it shall not be considered that denial of justice has occurred if THE COMPANY has not previously tried to make use of the arbitration right conferred by the present Agreement.

CLAUSE TWENTY TWO

Substantial Defaults

For the effects of the present Agreement, “Substantial Default” shall be understood as the default or delay in relation with the compliance with any of the obligations to which the parties are subject according to this Agreement when, if as a consequence of that default or delay, the value and the interests of the Agreement substantially decrease for the other party.  While the Substantial Default situation exists, the party affected by said default may deliver to the responsible party a written notice of its decision to, end the Agreement and in this event this Agreement shall terminate one hundred and eighty (180) calendar days after the receipt of said notice, unless the default or delay is not corrected before the end of said term.  In the event that said Substantial Default is of a nature that makes it necessary to have a term greater than one hundred and eighty (180) calendar days so it can be corrected, and the responsible party is diligently dedicated to correct the default or delay, there shall be no cause to end the Agreement at the end of the established term, unless later on further interruptions of those efforts, attributable to the party responsible for correcting the default or delay occur.  The parties agree that the right of the party affected to end the Agreement shall be suspended while the parties are in the process of solving any conflict related to the alleged Substantial Default as provided in Clause Twenty two or by means of any other method allowed by the laws in force and this Agreement and for a term of sixty (60) days after the date on which the existence of Substantial Default alleged by the party affected is determined.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 259

The termination of this Agreement according to the stipulations of this Clause, shall not affect the following rights:

a)

The right of the damaged party to receive from the other party a monetary compensation for damages caused by the default or delay, and

b)

The rights of any of the parties issuing from and accrued according to the provisions of this agreement,  until the date on which the termination comes into effect.

CLAUSE TWENTY THREE

Arbitration

The parties declare their firm purpose of examining in the most objective and friendly manner all discrepancies that may arise between them regarding the present Agreement, with the intent of solving said divergences. All conflicts that arise regarding the present Agreement, and that cannot be solved in the before mentioned manner, shall be finally resolved through arbitration, according to the Procedure Regulations of the Interamerican Commission on Commercial Arbitration, in force on the date this Agreement, unless at the time of submitting to arbitration, the parties expressly agree to be governed by the regulations that may than be in force.

Controversies arising between the parties regarding the objective, application, execution or interpretation or the present Agreement shall be susceptible to arbitration as established in this Clause, as well as those related with its validity, compliance or termination, except for those controversies referring to the respect of the integrity of the Constitution.

The Arbitration shall be limited to the subject matter subject of the controversy and pending on the resolution, shall not have the effect of suspending or delaying compliance with the obligations issuing from this Agreement, with the exception of the events of force majeure or acts of God described in Clause Twenty of this Agreement or that the stipulations of Clause Twenty Two be applied with DA = Deduction due to Depletion. TA comes before. The parties agree that the execution of the decisions of the arbitrators will be pronounced by the courts of justice of the Republic of Panama or, in the event that execution is needed abroad, by the courts of justice of any State that is a part to international treaties recognizing said arbitrage decisions of which Panama is also a party. To that effect said arbitration decisions shall be considered as if they had been pronounced by Panamanian arbitration courts pursuant to the legal provisions now in force.

CLAUSE TWENTY FOUR

Abandonment

In the event that THE COMPANY decides to partially or totally abandon THE PROJECT during the life of the Agreement, or due to its termination or expiration, whichever the cause may be, it undertakes to notify said decision to Ministry of Commerce and Industries two years in advance.  Jointly with such notice, a Restoration Plan for the affected area shall be submitted for the consideration and approval of the Ministry of Commerce and Industries.  Once said Plan is approved, it shall be of mandatory compliance for THE COMPANY.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 260

CLAUSE TWENTY FIVE

Severability

In any Clause of the Agreement is annulled totally or partially, the validity of the rest of the Agreement shall not be affected.

CLAUSE TWENTY SIX

Compliance Guarantee

With the purpose of guaranteeing compliance with the present Agreement, THE COMPANY shall consign a guarantee of THREE MILLION US DOLLARS (US$3,000,000.00) in favor of THE STATE by means of cash, certified check, insurance policy from an insurance company, promissory note from a financial institution, letter of credit issued by a local bank, banking guarantees or by any means allowed by the laws in force.  Said bond shall be consigned by THE COMPANY within the one hundred and eighty (180) days following the date on which the law approving this Agreement is published in the Official Gazette and for the term of the Agreement. The same shall be drawn in favor of the Ministry of Commerce and Industries and the Office of the Comptroller General of the Republic of Panama.  Said bond shall be canceled and returned to THE COMPANY at the termination of this Agreement.

CLAUSE TWENTY SEVEN

Stamps Taxes

This Agreement shall be in force as of the date enactment of the law approving its subscription, and shall cause the payment o the amount of B/.1,000.00 in concept of stamp taxes.

CLAUSE TWENTY EIGHT

Subrogation

This Agreement, including its Annexes I, II, III and IV, constitutes the sole agreement between the parties in relation to its object matter.  Effective as of the date of enactment of the law approving this Agreement, Agreement No. 27-A of August 7, 1991 subscribed by THE STATE and GEORECURSOS and whichever other contracts, amendment, agreement or understanding between THE STATE and GEORECURSOS in relation to the CONCESSION AREA, as well as whichever claim or proceeding which the parties may have pertaining to or with occasion of the subscription, compliance or termination of such previous contracts or agreements.

By the law approving this Agreement and its Annexes, it shall be understood that Cabinet Decree number 267, of August 21, 1969 is totally annulled.

This Agreement including its Annexes, requires the approval of the Legislative Assembly of the Republic of Panama.  The minister of Commerce and Industries will submit to the Legislative Assembly of the Republic of Panama the draft bill whereby the present Agreement and its Annexes is approved within the fifteen (15) days following its subscription.

IN WITNESS WHEREOF, the parties subscribe the present, Agreement in two (2) copies, of the same tenor and effect, in the City of Panama, on the sixteenth day February of nineteen hundred ninety-six (1996)

For THE STATE:

For THE COMPANY:

/sgd/

/sgd/

NITZIA R. DE VILLARRAL

RICHARD FIFER

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 261

For GEORECURSOS:

For ADRIAN:

/sgd/

/sgd/

RICHARD FIFER

RICHARD FIFER

Countersignature:

GUSTAVO PERZ

Comptroller General of the Republic

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 262

ANNEX I

Description of the Concession Area

The Concession, as defined in this, Agreement has a total area of 13,600 Hs. and its description is as follows:

Zone No. 1:  Starting form Point No. 1, which geographical coordinates are 80°41’59,02” of western length and 8°51’25,11” of north latitude, a straight line is followed in eastern direction by a distance of 8,000 meters until finding Point No. 2, which geographical coordinates are 80°37’38.15” of western length and 8°51’25.11” north latitude; from there a straight line is followed in south direction by a distance of 5,000 meters until reaching Point No. 3, which geographical coordinates are 80°37’38.15” of west length and 8°48’42.07” of north latitude, from there a straight line is followed of west direction by a distance of 8,000 meters until reaching Point No. 4, which geographical coordinates are 80°41’59.02” of west length and 8°48’42.07”of north latitude; from there a straight line is followed in north direction by a distance of 5,000 meters until finding the starting Point 1.

This zone has a total surface of four thousand (4,000) Hs. and it is located in the Jurisdiction of Northern Cocle and San Jose del General, Donoso District, Province of Colon.

Zone No. 2:  Starting from Point No. 1, which geographical coordinates are 80°45’14.67” of west length and 8°54’40.76” of north latitude, a straight line is followed in east direction by a distance of 6,000 meters until finding Point No. 2, which geographical coordinates are 80°41’59.02” of west length an 8°54’40.76” of north latitude, from there a straight line is followed in south direction by a distance of 11,000 meters until reaching Point No. 3, which geographical coordinates are 80°41’59.02” of west length and 8°48’42.07” of north latitude, from there a straight line is followed in western direction by a distance of 6,000 meters until reaching Point No. 4, which geographical coordinates are 80°45’14.67” of western length and 8°48’42.07” of north latitude, from where a straight line is followed in north direction until reaching Point 1 which is the starting point.  This zone has a total area of 6,000 Hs. It is located in the Jurisdiction of Northern Cocle, Donoso District, Province of Colon, and borders in the east with the Zone No. 1.

Zone No. 3:  Starting from Point N. 1, which geographical coordinates are 80°40’53.8” of west length and 8°48’42.07” of north latitude a straight line is followed in east direction by a distance of 6,000 meters until finding Point No. 2, which geographical coordinates are 80°37’38.15 of west length and 8°48’42.07” of north latitude, from there a straight lie is followed in south direction by a distance of 2,000 meters until reaching Point No. 3, which geographical coordinates are 8°47’36.85” of north latitude, from there a straight line is followed in western direction by distance of 6,000 meters until reaching Point No. 4, which geographical coordinates are 80°45’53.8” of western length and 8°47’36.85” of northern latitude, from there a straight line is followed in northern direction until finding point 1, which is the starting point.  This zone has a total area of 1,200 Hs., and it is located in the Jurisdiction of San Jose del General, Donoso District, Province of Colon, and adjoins on the north with the Zone No. 1 granted to GEO-RECURSOS INTERNACIONAL, S.A, according to Agreement No. 27-A of August 7, 1991.

Zone No. 4:  Starting from Point No. 1., which geographical coordinates are 80°37’38.15” of west length and 8°50’52.55” of north latitude a straight line is followed in east direction by a distance of 3,000 meters until reaching Point No. 2, which geographical coordinates are 80°36’0.48” of west length and 8°50’52.55” of north latitude; from there a straight line is followed in south direction at a distance of 6,000 meters until finding Point No. 3, which geographical coordinates are 80°36’0.48” of west length and 8°47’36.85” of north latitude, from there a straight line is followed in west direction by a distance of 3,000 meters until finding Point No 3., which geographical coordinates are 80°37’38.15” of west length and 8°47’36.85” of north latitude, from where a straight line is followed in north direction by a distance of 6,000 meters until finding point 1, which is starting point.  This zone has a total area of 1,800 Hs.  It is located in the Jurisdiction of San Jose del General, Donoso District, Province of Colon, Republic of Panama and adjoins on the west with the Zone No. 1 granted to the company, GEO-RECURSOS INTERNACIONAL, S.A, according to Agreement No. 27-A of August 7, 1991 and to the Zone No. 3 requested by the Company of the same name.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 263

ANNEX II

DEFINITION OF THE FEASIBILITY STUDY – CERRO PETAQUILLA PROJECT BASE

The Feasibility Study, which shall include any necessary modifications at the time the economical aspects and financial costs are established, shall consist of a feasibility study that contains all information necessary to decide whether THE PROJECT shall be commercially exploited..

In the preparation of the Feasibility Study the following procedures shall be followed:

The tests in scale model have been completed in most parts and shall be supported by tests carried out in pilot plants, should the latter be necessary.  Specifications of the products shall be based on marketing research.  Several visits may be required to the place where the plant is installed.

Listings of equipment and designs shall be made, for their location backed by pipeline system drawings of pipelines of one sole strip and electric wiring.  Equipment specifications shall not be included and formal bids will not be required from suppliers however, written quotes should be obtained from at least  one supplier for each important item.  Installation costs of the machinery shall be determined, based on former experience, based on weight and percentage factors.  Installation costs of pipelines and electrical wiring may be based on approximations with regard to the extensions of electrical wiring and pipeline.  An estimate of the construction cost of the plant and camp shall be provided and estimates on designing costs may be more precise.  Income shall be estimated on the basis of estimates on plant performance and payment indicators coming from foundations and other buyers.

Data Required

It will be necessary to have available proper topographic and geotechnical data.  Written reports related to metallurgic works should be available.  Actual costs of labor available in the region shall be determined, and written quotations from basic material suppliers should be obtained, such as:  fuel, explosives, atomizers, reactives, etc., if deemed necessary.   Rates from companies providing public services should be obtained, such as water, light, gas, and telephone providing service to the region.  If necessary research should be made for obtaining permits and licenses from governmental agencies when required.  Regulations applicable to water and air pollution should be studied.

Training Required

The Feasibility Study shall be prepared under the supervision of a project engineer with knowledge of the mining industrial sector as referred to in this study.  Considering the existence of general design drawings, pipeline system drawings, electrical wiring and  placement of instrumentats, it will be possible to use the services of capable professional project specialists trained to make projections relating to electrical wiring, pipelines and instrumentation as well as experienced project specialists experience relating to the industry referred to in the study.

Use of Estimates

The overall factor of contingencies for the Feasibility Study shall be between 10% and 15%.  The percentages assigned to contingencies shall constitute estimating prices and should not be construed as an indication that estimates are necessarily precise within the margin of contingencies, nor as an implicit reference to any degree of precision.  In general, the Feasibility Study shall be adequate to determine the feasibility and assist the administration in the preparation of a budget for THE PROJECT.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 264

ANNEX III

Preliminary Investment Program

ENGINEERING AND ACQUISITIONS US$24,000,000.00

Requests and Construction Permits Authorizations

Detailed Engineering

Acquisitions

Agreements

Field Studies

CONSTRUCTION/MINING US$67,000,000.00

Pre-production (Phase I)

Waste Deposit (Initial)

Access Route (Llano Grande to Petaquilla)

PROCESSING INSTALLATIONS US$102,000,000.00

Crushing

Excavation and Backfill/Concrete

Retaining Wall-Reinforced Soil

Installation of Crushing Machine

Steel for Construction of Building and Enclosure

Machinery, Piping, Electrical Wiring and Instrumentation

Transports

Ore Piling and Restoration

Concentrator

Excavation, Concrete and Slab

Building, Internal Steel and Enclosure

Installation of Mills

Machinery, Piping, Electrical Wiring and Instrumentation

SITE AND GENERAL US$118,000,000.00

Clearing, Weed-cutting, Preliminary Grading

Roads, Fencing, Entry /Booth, Parkings

Storage, Water Provision and Distribution

Sewage Collection and Discarding

Reservoir for Settlement of Mine Wastes

Electricity Provision and Transmission

Main Substation Wiring and Additions

Communications

Fuel Storage and Distribution

BUILDING FOR SERVICE TO THE PROJECT US$9,000,000.00

Administration and Engineering Building

Rolling Equipment Workshop/Warehouse/Dry Explosive Warehouse

Testing Laboratory

WASTE AND RESTORATION SYSTEM US$28,000,000.00

INFRASTRUCTURE AND INSTALLATION US$13,000,000.00

Construction Camp

Aeronautic Installations

New Airdrome/Landing Strip

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 265

PORT US$47,000,000.00

Conditioning of Site and Streets

Water System and Pipes

Generation of Electric Energy

Installations for Shipment of Concentrate and Supplies

Note:  The foregoing figures are subject to variation on the basis of final results of the Feasibility Study.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 266

ANNEX IV

MINERA PETAQUILLA, S.A., duly represented by Eng. Richard Fifer, male, Panamanian, of legal age, engineer, bearer of personal identification card Item, 8-433-263, hereinafter  “MINERA”; and ADRIAN RESOURCES, S.A., duly represented by Juan Francisco Pardini, male, Panamanian, of legal age, bearer of personal identification card Item, 8-223-797, hereinafter “ADRIAN”, state that they agree to the following:

WHEREAS, MINERA together with THE STATE shall subscribe a Mining Concession Agreement (“AGREEMENT”) on the Concession Area as said term has been defined in the, Agreement and will receive determined specific rights according to same with respect to deposits located in the area of Cerro Petaquilla; and

WHEREAS, ADRIAN is holder of certain mining grants adjoining the aforementioned Concession Area identified as: Agreement No. 41 of July 12, 1994, Agreement No. 39-A of July 7, 1994, Agreement No. 39-B of July 7, 1994, Agreement No. 59 of December 29, 1994, all subscribed by and between the Ministry of Commerce and Industries and ADRIAN; and concession requests Nos. 93-92, 93-93 and 94-39, according to the records kept in the General Direction of Mineral Resources of the Ministry of Commerce and Industries of the Republic of Panama (hereinafter (“ADJACENT CONCESSIONS”); and

WHEREAS, MINERA and ADRIAN wish to acknowledge certain reciprocate rights and obligations regarding the use of easement rights and the use of the Area of the aforementioned  Concession and on areas corresponding to the Adjacent Concessions, as well as of construction and location and use of facilities and installations. In consideration of the foregoing , MINERA and ADRIAN state and agree as follows:

1.  THE COMPANY and its affiliates shall be entitled to the easement of use on the surface and subsoil of the Area identified as Adjacent Concessions and access to the area comprising the Adjacent Concessions for whatever reason or cause which, that according to THE COMPANY, is convenient for the proper exploration, construction, development or exploitation of THE PROJECT, including the right to, place, construct, build, operate, maintain and use in, or remove from, the Adjacent Concessions any type of facility or installation deemed convenient by THE COMPANY (hereinafter the “Adjacent Installations”).  It is understood that the rights of access and of easement of use referred to in this paragraph granted in favor of the Concession, shall go with, and be inseparable of, the lands comprising the Adjacent Concessions and that same shall outlive any sale, transfer, assignation or granting of any type of right or interest, including rights protected under any type of mining concession existing or which may exist on said adjacent estate.

2.   Without impairment to the above, before establishing or constructing any permanent or non movable installation or structure in the areas comprised by the Adjacent Concessions, THE COMPANY, or any affiliate or contractor or subcontractor of same, or any transferee or successor of part or the whole of the Concession, as defined in Annex 1 of the  Agreement should carry out all the geotechnical research, including drilling works for condemnation of specific areas and any other necessary to determine the environmental technical and economical viability of the site, in which it is proposed to construct or establish the permanent installations or structures and shall carry out an exploration of the area of the Adjacent Concession, to be covered by said installation or structure, to confirm that there does not exist actual or potential minerals sufficiently  near the surface of the proposed site so that its safe and economic extraction disabled or impaired by the presence of the permanent installation or structure it intends to establish, and shall provide the results of the mentioned research and exploitations to the holder of the Adjacent Concession(s) which may be affected.

Without impairment to provisions of item 1 of this Annex IV, THE COMPANY or the respective holder or beneficiary of the Concession, as the case may be, which has placed any movable structure or installation in the area known as the Adjacent Concessions, shall remove as soon as possible, at its own account and cost, said structure or installation or a portion of same if, according to the reasonable opinion of the holder of the affected Adjacent Concessions, its location is unfavorable for the mineral exploitation contemplated in said Adjacent Concession.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 267

Without impairment to provisions in item 1 of this Annex IV, THE COMPANY or the respective holder or beneficiary of the Concession, as the case may be, shall carry out its activities related to the construction, installation and operation of any structure or installation located in the area comprised by the Serving Concession carefully and according to the principles of good mining practices and the laws in effect in the Republic of Panama, and should indemnify the holder of the Adjacent Concession affected for any expense, action or demand against the later , resulting from the cited activities performed by THE COMPANY or the beneficiary holder of the Concession.

3.   If at any time any of the Adjacent Installations has a surplus capacity not necessary to carry out the existing or scheduled operations of THE COMPANY and it has not previously committed itself to third parties after having granted a first option to the holder of the respective Adjacent Concession, THE COMPANY shall make available to the holder of the Adjacent Concession where the respective installation is located, this surplus capacity, provided this holder is an Affiliate of THE COMPANY, in the understanding that it will be done in fair terms and always in conditions not more favorable to THE COMPANY than those applicable in the event of sale, license or other rights of use to third parties or affiliates of an installation similar to the Adjacent Installation.

4.   The parties state that any conflict or dispute arising between the same for reason of the execution or fulfillment of what has been covered in this agreement shall not affect in any way the respective obligations and commitments that entail MINERA, according to the Agreement and to ADRIAN with regard to the Adjacent Concessions in the face of THE STATE, unless the respective conflict or dispute be motivated or caused by any act or omission of THE STATE.

IN WITNESS WHEREOF, this document is entered into in two similar copies in Panama, December 5, 1995.

by ADRIAN RESOURCES, S.A.

by MINERA PETAQUILLA, S.A.

(signed)

(signed)

JUAN FRANCISCO PARDINI

RICHARD FIFER

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 268

Article 2.  This Law shall enter into effect as of its promulgation; it annuls Cabinet Decree 267 of 1969 and any provision contrary to same.

LET IT BE NOTIFIED AND EXECUTED.

Approved in third debate, in the Justo Arosemena Palace, Panama City, on January 30, nineteen hundred ninety seven (1997).

CESAR A PARDIC

VICTOR M. DE GRACIA  M.

President

Secretary General

NATIONAL EXECUTIVE BODY.  MINISTRY OF THE PRESIDENCY

PANAMA, REPUBLIC OF PANAMA, FEBRUARY 26, 1997

ERNESTO PEREZ BALLADARES

RAUL ARANGO GASTEAZORO

President of the Republic

Ministry of Commerce and Industries

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 269

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 270

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 271

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 272

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

Cultural Sensitivity

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 273

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

This Code of Business Ethics and Conduct was adopted by the Board of Directors of Petaquilla Minerals Ltd. on the 31st day of May, 2008.

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Date of Last Update:

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 274

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

Unfair discrimination in the course of the employment or provision of services

•

Any other similar acts

You can discuss these types of concerns with the Chairman of the Audit Committee or the Chief Financial Officer.  Alternatively, you can file a report, an anonymous report if you wish, with an independent third party, at the numbers listed below without fear of reprisal:

Do you have a question, a concern, or wish to file a report?

CALLS FROM CANADA AND THE UNITED STATES Call the Whistle-Blower Hotline controlled by an independent third party at: 1-877-749-2924	OR

CALLS FROM PANAMA

Call the Whistle-Blower Hotline controlled  by an  independent third party using one of the two methods described below:

METHOD 1:  If you are dialing from a Company office or a Company owned mobile phone, please dial 1-877-749-2924.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 275

(you may remain anonymous if you choose to)

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

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 276

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

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Policy Approval Date:	2008 March 1
Last Revision Date:	2008 May 31

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 277

EXHIBIT 12.A

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Joao Manuel , President and Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this Amendment No. 2 to the annual report on Form 20-F of Petaquilla Minerals Ltd.;

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

Date:

November 6, 2009

By:

/s/ Joao Manuel

Joao Manuel

President and Chief Executive Officer

(principal executive officer)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 278

EXHIBIT 12.B

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Bassam Moubarak, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this Amendment No. 2 to the annual report on Form 20-F of Petaquilla Minerals Ltd.;

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

Date:

November 6, 2009

By:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

(principal financial officer)

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 279

EXHIBIT 13.A

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 2 to the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the transition period ended May 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joao Manuel , President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Joao Manuel
Joao Manuel
(principal executive officer)

Dated:  November 6, 2009

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 280

EXHIBIT 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 2 to the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the transition period ended May 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bassam Moubarak, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Bassam Moubarak
Bassam Moubarak
(principal financial officer)

Dated:  November 6, 2009

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F/A_Amendment No. 2_Transition Period Ended 2008 May 31	Page 281