Form 20-F/A
period 2008-05-31
PETAQUILLA MINERALS LTD
filed 2010-02-01
CIK 947121

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549 USA

FORM 20-F/A

AMENDMENT NO. 3

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

Bassam Moubarak, telephone (604) 694-0021, fax (604) 694-0063,

Suite 410, 475 West Georgia Street,Vancouver, British Columbia, Canada V6B 4M9

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

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

☑  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer             ☑  Accelerated filer             ☐  Non-accelerated filer

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 2

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☐	International Financial reporting Standards as issued by the International Accounting Standards Board	☑	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☑  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☑  No

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 3

Explanatory Note

Petaquilla Minerals Ltd. (the “Company”) has filed this Amendment No. 3 (“Amendment No. 3”) to its Annual Report on Form 20-F for the transition period ended May 31, 2008, to (i) expand the Company’s disclosures concerning the material effects of governmental regulation on the Company’s Molejon gold project in Panama; (ii) update its operating results, liquidity and capital resources to reflect changes to the Company’s amended financial statements included in the Amendment No. 3 and to include additional disclosure regarding the Company’s ability to continue as a going concern; (iii) expand the Company’s disclosure regarding its controls and procedures and how it intends to take remedial actions with respect to identified material weaknesses; (iv) file certain material contracts as exhibits that were not previously filed; (v) update its list of subsidiaries; and (vi) update its presentation of exploration results.  The Company directs the reader of Amendment No. 3 to the following specific Items in this Amendment No. 3 for further details:   Item 3.A – Selected Financial Data, Item 3.D. – Key Information – Risk Factors, Item 4.A. – History and Development of Our Company, Item 4.B – Business Overview, Item 4.D.– Property, Plants and Equipment, Item 5.A. – Operating Results, Item 5.B. – Liquidity and Capital Resources, Item 8.A. – Financial Information – Consolidated Statements and Other Financial Information, Item 15 (Controls and Procedures), Item 17 (Financial Statements) and Item 19 (Exhibits).  Further, pursuant to Rule 13a-10(g)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which does not permit transition reports to cover periods longer than 12 months, this Amendment No. 3 amends the periods of the Company’s financial disclosures from the 15-month period ended April 30, 2007, and the 13-month period ended May 31, 2008, to the 12-month period ended January 31, 2007, the three-month period ended April 30, 2007, the 12-month period ended April 30, 2008, and the one-month period ended May 31, 2008.

This Amendment No. 3 sets forth the complete text of the above-referenced Items and all amendments thereto as well as updated responses to the other Form 20-F Items, and includes new certifications pursuant to Rules 13a-14(a) and 15d-14(a) and Rules 13a-14(b) and 15d-14(b) under the Exchange Act.

The information set forth in this report on Form 20-F is as at November 6, 2009, unless an earlier or later date is indicated.

Financial information in this Amendment No. 3 is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Item 5 of this Amendment No. 3 and in Note 28 to the accompanying financial statements of the Company.

This Amendment No. 3 contains forward-looking statements within the meaning of applicable securities laws.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Statements in this Amendment No. 3 regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, including when our Molejon project is anticipated to begin production, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Item 3 – Key Information – 3.D. Risk Factors” for other factors that may affect our future financial performance.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 4

As used in this report, the terms "we", "us" and "our" mean Petaquilla Minerals Ltd. and its subsidiaries, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 5

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F/A
Amendment No. 3
TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	10
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	11

PART I		12

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3	KEY INFORMATION	12
3.A.	Selected Financial Data	12
3.B.	Capitalization and Indebtedness	13
3.C.	Reasons For The Offer and Use of Proceeds	13
3.D.	Risk Factors	14
	Risks related to our exploration, construction and mining operations could adversely affect our business	14
	Our estimates of reserves, mineral deposits and potential future production costs may be inaccurate, which could impact our results of operations in the future	14
	Our properties may be subject to undetected title defects	15
	Our directors may have conflicts of interest	15
	Exchange rate fluctuations may effectively increase our costs of exploration and production	15
	We are dependent upon additional funding in order to sustain our operations	15
	Our company has a history of losses and there is substantial uncertainty regarding our ability to continue as a going concern	16
	The requirements of the Ley Petaquilla may have an adverse impact on our company	16
	We have a history of net losses, an accumulated deficit and a lack of revenue from operations	17
	We have limited experience with development-stage mining operations	17
	Our common shares are subject to penny stock rules, which could affect trading in our shares	17
	We face strong competition for the acquisition of mining properties.	18
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations	18
	We face risks related to our operations in foreign countries	18
	Our operations are subject to environmental and other regulation	18
	We face political risks in Panama	19

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 6

	We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future	19
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling person and officers	19
	If We are Characterized as a Passive Foreign Investment Company (“PFIC”), Our U.S. Shareholders May Be Subject to Adverse U.S. Federal Income Tax Consequences	20
ITEM 4	INFORMATION ON THE COMPANY	20
4.A.	History and Development of the Company	20
	Molejon Property – Panama	21
	Mineral Properties – Other	22
	Directors and Officers of Our Company	22
	Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years	23
	Current and Planned Capital Expenditures/Divestitures	23
	Public Takeover Offers	23
4.B.	Business Overview	23
4.C.	Organizational Structure	24
4.D.	Property, Plants and Equipment	26
	Cerro Petaquilla Concession, Panama	26
	Introduction	26
	Property Location	26
	Location, Access & Physiography	27
	Plants and Equipment	28
	Title	29
	Exploration History	30
	Outlook – 2010	33
	Regional and Local Geology	34
	Mineralization	36
	Doing Business in Panama	37

ITEM 4A	UNRESOLVED STAFF COMMENTS	40

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
5.A.	Operating Results	40
	Restatement of U.S. GAAP Financial Statements	40
	Restatement of January 31, 2007 Interim Financial Statements and May 31, 2008 Balance Sheet	41
	One Month Ended May 31, 2008 Compared to One Month Ended May 31, 2007	43
	12 Months Ended April 30, 2008,Compared to 12 Months Ended April 30, 2007	44
	Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007	46
	12 Months Ended January 31, 2007 Compared to Fiscal Year Ended January 31, 2006	47
5.B.	Liquidity and Capital Resources	47
	May 31, 2008, Compared to April 30, 2008	48
	April 30, 2008, Compared to April 30, 2007	48
	April 30, 2007, Compared to January 31, 2007	49
	January 31, 2007, Compared to January 31, 2006	49
5.C.	Research and Development, Patents and Licenses, etc.	50
5.D.	Trend Information	50
5.E.	Off-Balance Sheet Arrangements	50
5.F.	Tabular Disclosure of Contractual Obligations	50

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 7

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52
6.A.	Directors and Senior Management	52
6.B.	Compensation	53
	Cash and Non-Cash Compensation - Executive Officers and Directors	53
	Option Grants in Last Two Fiscal Periods	54
	Aggregated Option Exercises in Last Two Fiscal Periods	55
	Defined Benefit or Actuarial Plan Disclosure	55
	Termination of Employment, Change in Responsibilities and Employment Contracts	55
	Directors	55
6.C.	Board Practices	56
6.D.	Employees	57
6.E.	Share Ownership	57

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
7.A.	Major Shareholders	58
7.B.	Related Party Transactions	59
7.C.	Interests of Experts and Counsel	60

ITEM 8	FINANCIAL INFORMATION	60
8.A.	Consolidated Statements and Other Financial Information	60
8.B.	Significant Changes	60

ITEM 9	THE OFFER AND LISTING	62
9.A.	Offer and Listing Details	62
9.B.	Plan of Distribution	64
9.C.	Markets	64
9.D.	Selling Shareholders	64
9.E.	Dilution	64
9.F.	Expenses of the Issue	64

ITEM 10	ADDITIONAL INFORMATION	64
10.A.	Share Capital	64
10.B.	Memorandum and Articles of Association	64
10.C.	Material Contracts	68
10.D.	Exchange Controls	68
10.E.	Taxation	70
	Material Canadian Federal Income Tax Consequences	70
	Dividends	70
	Capital Gains	70
	Material United States Federal Income Tax Consequences	71
	U.S. Holders	71
	Distributions on our Common Shares	71
	Disposition of Our Common Shares	72
	Passive Foreign Investment Company	72
	Foreign Tax Credit	73
	Controlled Foreign Corporations	73
	Information Reporting: Backup Withholding	74
10.F.	Dividends and Paying Agents	74
10.G.	Statements by Experts	74
10.H.	Documents on Display	74
10.I.	Subsidiary Information	74

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 8

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

PART II		75

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15	CONTROLS AND PROCEDURES	77

ITEM 16	[RESERVED]	78
16.A.	Audit Committee Financial Expert	78
16.B.	Code of Ethics	78
16.C.	Principal Accountant Fees and Services	79
16.D.	Exemptions From the Listing Standards for Audit Committees	79
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	79
16.F.	Change in Registrant’s Certifying Accountant	79
16.G.	Corporate Governance	80

PART III		80

ITEM 17	FINANCIAL STATEMENTS	80

ITEM 18	FINANCIAL STATEMENTS	129

ITEM 19	EXHIBITS	129

	SIGNATURES	131

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 9

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

ounces - troy ounces.

oz/tonne - troy ounces per metric ton.

ppb - parts per billion.

ppm - parts per million.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 10

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

Accordingly, information contained in this Amendment No. 3 contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 11

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 12

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		1 Month Ended May 31	12 Months Ended April 30	3 Months Ended April 30	12 Months Ended January 31
		2008	2008	2007	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0	$0	$0
(b)	Loss before extraordinary items
	Total	($3,280,379)	($51,227,478)	($16,408,094)	($40,967,629)	($4,979,571)	($1,798,273)	($811,190)
	Per Share (1)	($0.04)	($0.55)	($0.18)	($0.53)	($0.09)	($0.04)	($0.02)
(c)	Total assets	$40,985,357	$27,428,456	$17,439,671	$22,390,538	$10,432,778	$2,026,893	$2,715,567
(d)	Total long-term debt	$20,932,559	$1,377,094	$699,185	$869,990	$0	$0	$0
(e)	Total shareholder equity (deficiency)	($5,460,733)	($12,883,100)	$5,695,925	$17,569,714	$9,881,682	$1,923,842	$2,588,626
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	95,958,641	95,958,641	89,876,951	89,367,031	70,246,303	51,264,537	48,829,542
(h)	Net loss for the period
	Total	($3,280,379)	($51,227,478)	($16,408,094)	($40,967,629)	($4,979,571)	($1,805,860)	(766,184)
	Per Share (1)	($0.04)	($0.55)	($0.18)	($0.53)	($0.09)	($0.04)	($0.02)

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

3.B.  Capitalization and Indebtedness

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

3.C.  Reasons For The Offer and Use of Proceeds

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide the information called for by this item.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 13

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 14

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 15

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 16

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

For reference, a copy of Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, is attached to this Amendment No. 3 as Exhibit 4.V. and an English translation of the law has also been provided as Exhibit 4.W.

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 17

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 18

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 19

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 20

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 21

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 22

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 23

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

The Ley Petaquilla comprises the agreement between the Republic of Panama and the corporation of Minera Petaquilla, S.A. and its affiliates and expresses each party’s rights and obligations.  The majority of our obligations require that the Republic of Panama be provided with a variety of reports, studies and work plans, payment of surface canons, access and use of port installations, evidence of bonding, etc.  An example of an obligation that requires government approvals concerns the environment and states that an Environmental Feasibility Study specific to the project area in which the respective extradition will take place must be submitted to the General Direction of Mineral Resources of the Ministry of Commerce and Industries.  Said study shall be evaluated and its approval, modification or rejection shall be defined within a term of 45 days counted as of the date of its presentation to the General Direction of Mineral Resources.  After the end of this term, if there is no statement from the General Direction of Mining Resources, the Environmental Feasibility Study shall be considered approved.  For complete disclosure of Panama’s requirements, please refer to Exhibit 4.V., Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, attached to this Amendment No. 3. An English translation of the law has also been provided as Exhibit 4.W. to this Amendment No. 3.

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 24

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
50.2%
AQUA AZURE, S.A. [Panama corporation]
PETAQULLA INFRAESTRUCTURA, S.A. [Panama corporation]

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 25

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

Property Location

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 26

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 27

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 28

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 29

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 30

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 31

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 32

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 33

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 34

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 35

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 36

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

We note that the comparative overall country risk rating for Panama by The Economist Intelligence Unit is in the mid-range, both globally and regionally, as follows:

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 37

Countries	Month	Score	Overall Country Risk Rating (AAA=least risky, D=most risky)	Outlook
Argentina	February 2009	64	CCC	Stable
Bolivia	February 2009	56	B	Stable
Brazil	February 2009	45	BB	Stable
Chile	February 2009	30	A	Stable
Columbia	February 2009	46	BB	Stable
Costa Rica	February 2009	55	B	Stable
Ecuador	February 2009	74	CC	Stable
Guatemala	February 2009	49	BB	Stable
Honduras	February 2009	58	B	Negative
Mexico	February 2009	42	BBB	Stable
Panama	February 2009	47	BB	Stable
Peru	February 2009	38	BBB	Stable
Venezuela	February 2009	60	B	Negative

Rating Band Characteristics
AAA	Capacity and commitment to honour obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honour obligations not in question.
A	Capacity and commitment to honour obligations strong.
BBB	Capacity and commitment to honour obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honour obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honour obligations currently, but very susceptible to changes in economic climate
CCC	Questionable capacity and commitment to honour obligations. Patchy payment record.
CC	Somewhat weak capacity and commitment to honour obligations. Patchy payment record. Likely to be in default on some obligations.
C	Weak capacity and commitment to honour obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honour obligations. Poor payment record. Currently in default on significant amount of obligations.

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 38

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 39

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

The effect of the restatement is summarized in the tables below.

Consolidated Balance Sheet	May 31, 2008 as		Adjustment	May 31, 2008
	previously reported			restated
Mineral properties expensed under U.S. GAAP	$(67,149,615)		$3,901,761	$(63,247,854)
Equity investments	-		$2,394,474	$2,394,474
Total assets – U.S. GAAP	$30,880,450		$10,104,907	$40,985,357
Shareholders’(deficit) equity - U.S. GAAP	$(15,565,640)		$10,104,907	$(5,460,733)

Consolidated Statement of Operations and	May 31, 2008 as		Adjustment	May 31, 2008
Comprehensive Loss and Deficit	previously			restated
	reported
Debt issuance costs	$3,974,266	$	(3,808,672)	$165,594

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 40

Consolidated Balance Sheet	April 30, 2007 as	Adjustment	April 30, 2007
	previously reported		restated
Mineral properties expensed under U.S. GAAP	$(31,236,455)	$3,901,761	$(27,334,694)
Total assets – U.S. GAAP	$13,537,910	$3,901,761	$17,439,671
Shareholders’ equity – U.S. GAAP	$1,794,164	$3,901,761	$5,695,925

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 41

The effect of the adjustments on the financial statements is summarized in the tables below.

Consolidated Balance Sheet	January 31, 2007 as	Adjustment	January 31, 2007
	previously reported		restated
Amount receivable from a related company	$-	$2,143,773	$2,143,773
Investment in Petaquilla Copper Ltd.	$-	$2,574,818	$2,574,818
Property and equipment	$1,686,480	$3,534,570	$5,221,050
Mineral properties	$26,304,170	$(3,416,174)	$22,887,996
Amount payable to a related company	$2,856,227	$(2,856,227)	$-
Contributed Surplus	$5,201,477	$4,244,807	$9,446,284
Share Capital	$87,696,672	$2,874,427	$90,571,099
Deficit	$(73,651,067)	$573,977	$(73,077,091)

Consolidated Statement of Operations	January 31, 2007 as	Adjustment	January 31, 2007
and Comprehensive Loss and Deficit	previously reported		restated
Stock-based compensation	$(10,007,962)	$(7,000,840)	$(17,008,802)
Gain on dilution of equity investment	$-	$2,268,465	$2,268,465
Loss from equity investment	$-	$(193,647)	$(193,647)
Amount distributed to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Net loss and comprehensive loss	$(6,592,435)	$(4,926,024)	$(21,518,459)
Basic and diluted loss per share	$(0.21)	$(0.07)	$(0.28)

Consolidated Statement of Cash Flows	January 31, 2007 as	Adjustment	January 31, 2007
	previously reported		restated
Operating activities:
Stock-based compensation	$10,007,962	$7,000,840	$17,008,802
Gain on dilution of equity investment	$-	$(2,268,465)	$(2,268,465)
Loss from equity investment	$-	$193,647	$193,647
Total operating activities	$10,007,962	$4,926,022	$14,933,984
Investing activities:
Advances from (to) Petaquilla Copper Ltd.	$2,856,227	$(5,000,000)	$(2,143,773)
Acquisition of property and equipment	$(1,737,388)	$(4,015,000)	$(5,752,388)
Investment in mineral properties	$(23,914,401)	$4,526,557	$(19,387,844)
Distribution to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Purchase of equity investment	$-	$(500,000)	$(500,000)
Total investing activities	$(28,295,562)	$511,557	$(27,784,005)

Consolidated Balance Sheet	May 31, 2008 as	Adjustment	May 31, 2008
	previously reported		restated
Investment in Petaquilla Copper Ltd.	$9,452,421	$(1,200,000)	$8,252,421
Deficit	$(83,865,382)	$(1,200,000)	$(85,065,382)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 42

One Month Ended May 31, 2008 Compared to One Month Ended May 31, 2007

Summarized Financial Information

	One Month Ended	One Month Ended
	May 31, 2008	May 31, 2007
		(unaudited)
EXPENSES
Consulting fees	$21,174	$98,973
Amortization	35,517	145,711
Stock-based compensation	77,902	703,001
Debt issuance costs	3,974,266	-
Other expenses	601,068	643,501
Total expenses	(4,709,927)	(1,591,186)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,105	(158,400)
Loss from equity investment	(230,788)	(420,586)
Gain on dilution of equity investment	-	3,191,618
Other	132,465	74,688
	196,782	2,687,320
Net earnings (loss) and comprehensive earnings (loss) for the period	$(4,513,145)	$1,096,134
Basic and diluted earnings (loss) per share	$(0.05)	$0.01
Basic weighted average number of common shares outstanding	93,131,030	90,893,766
Diluted weighted average number of common shares outstanding	93,131,030	95,811,357

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 43

12 Months Ended April 30, 2008, Compared to 12 Months Ended April 30, 2007

Financial Results for the Twelve Months Ended April 30, 2008

Twelve months ended April 30, 2008
EXPENSES
Accounting and legal (Note 18)	1,333,876
Accretion of asset retirement obligation (Note 24)	312,977
Consulting fees (Note 18)	962,905
Amortization	352,717
Filing fees	88,784
Investor relations and shareholder information	1,034,572
Office administration	2,418,781
Rent (Note 18)	125,025
Stock-based compensation (Notes 15 and 16)	5,676,183
Travel	877,859
Wages and benefits (Note 18)	1,706,052
Total expenses	(14,889,731)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	1,375,774
Interest income	54,575
Interest on long-term debt	(70,176)
Asset usage fees (Note 18)	129,345
Gain on sale of equity investment (Note 18)	4,037,182
Power and drilling services	79,406
Loss from equity investment (Note 6)	(4,484,625)
Gain on dilution of equity investment (Note 6)	12,737,095
Total other income (expenses)	13,858,576
Net (loss) and comprehensive (loss) for the period	(1,031,155)
Deficit, beginning of period	(79,521,082)
Deficit, end of period	(80,552,237)
Basic and diluted (loss) per share	(0.01)
Basic and diluted weighted average number of common shares outstanding	93,131,030

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 44

	12 Months	3 Months	3 Months	12 Months
	Ended	Ended	Ended	Ended
	January 31,	April 30,	April 30,	April 30,
	2007	2007	2006	2007
			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$490,351	$236,578	$94,313	$632,616
Consulting fees	756,453	320,908	155,874	921,487
Amortization	335,912	135,397	33,423	437,886
Filing fees	76,329	6,339	4,153	78,515
Investor relations and shareholder information	1,114,102	153,403	149,527	1,117,978
Office administration	795,840	176,097	114,512	857,425
Rent	141,187	38,310	17,837	161,660
Mineral property costs	-	-	5,937	(5,937)
Stock-based compensation	17,008,802	3,377,468	58,059	20,328,211
Travel	1,419,788	266,748	169,698	1,516,838
Wages and benefits	1,812,453	179,317	165,611	1,826,159
Total expenses	(23,951,217)	(4,890,565)	(968,944)	(27,872,838)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	40,718	(877,565)	(35,152)	(801,695)
Gain on sale of marketable securities	21,191	-	21,191	-
Interest income	296,031	56,849	82,817	270,063
Interest on long-term debt	-	(68,240)	-	(68,240)
Asset usage fees	-	103,348	-	103,348
Loss from equity investment	(193,647)	(1,579,353)	-	(1,773,000)
Gain on dilution of equity investment	2,268,465	811,535	-	3,080,000
Total other income (expenses)	2,432,758	(1,553,426)	68,856	810,476
Net loss and comprehensive loss for the period	$(21,518,459)	$(6,443,991)	$(900,088)	$(27,062,362)
Basic and diluted loss per share				$(0.34)
Basic and diluted weighted average number of common shares outstanding				79,992,262

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 45

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 46

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 47

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 48

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

Outlook

We are currently in the process of commissioning our mill at the Molejon property and are also proceeding with exploration of other properties.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 49

5.C.  Research and Development, Patents and Licenses, etc.

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.D.  Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

5.E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Amendment No. 3.

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 50

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

The provision for asset retirement obligations is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $6,848,000 (US$ 6,225,000);

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 51

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

David Kaplan

Mr. David Kaplan (born April 28, 1970) was appointed to our Board of Directors on November 6, 2009.  He is a former key member of LIM Advisors LLC, a multi-strategy investment group, where he managed a portfolio of metal and energy futures and securities for a commodity hedge fund. He is a also a former Vice-President of Gerald Metals Inc., financial analyst with Glencore Ltd., and graduate of the Wharton School of the University of Pennsylvania .

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 52

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

The following table sets forth all annual and long term compensation for services provided to us during the one month ended May 31, 2008, and the 12 months ended April 30, 2008, in respect of the individuals who were, at May 31, 2008, our directors and executive officers:

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 53

Summary Compensation Table

Short Term Compensation			Long Term Compensation
For One Month Ended May 31, 2008
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Ralph Ansley	nil	nil	nil	nil	n/a	n/a	nil

Robert Baxter	nil	nil	nil	nil	n/a	n/a	nil

John Cook	$10,000	nil	nil	nil	n/a	n/a	nil

Richard Fifer President & Chief Executive Officer	$15,141	nil	nil	nil	n/a	n/a	nil

Bassam Moubarak Chief Financial Officer (1)	$17,083	nil	nil	nil	n/a	n/a	nil

Graham Scott Corporate Secretary	nil	nil	nil	nil	n/a	n/a	nil

Marco Tejeira	$6,016	nil	nil	nil	n/a	n/a	nil

For Twelve Months Ended April 30, 2008

Ralph Ansley	$21,863	nil	nil	nil	n/a	n/a	nil

Robert Baxter	$7,150	nil	nil	400,000 (2)	n/a	n/a	nil

John Cook	$120,000	nil	nil	nil	n/a	n/a	nil

Richard Fifer President & Chief Executive Officer	$184,954	nil	nil	nil	n/a	n/a	nil

Bassam Moubarak Chief Financial Officer (1)	$46,296	nil	nil	100,000 (2)	n/a	n/a	nil

Graham Scott Corporate Secretary	nil	nil	nil	nil	n/a	n/a	nil

Marco Tejeira	$61,277	nil	nil	nil	n/a	n/a	nil

(1)

Bassam Moubarak was appointed Chief Financial Officer of our company on February 11, 2008.

(2)

Stock options subsequently cancelled effective July 31, 2009.

Option Grants in Last Two Fiscal Periods (One Month Ended May 31, 2008, and Twelve Months Ended April 30, 2008)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 54

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

Directors

With the exception of directors whom also serve as officers, we have arrangements in place in which directors are entitled to receive an attendance fee of US$1,000 per meeting of our Board of Directors and an attendance fee of US$800 per committee meeting attended during our most recently completed financial year and subsequently up to and including the date of this Amendment No. 3.  In addition, directors are entitled to compensation of US$800 per day for technical or professional services performed on behalf of our company and directors are also reimbursed for actual expenses incurred in the performance of their duties as directors.

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

The following table sets forth stock options granted by us during the 12 months ended April 30, 2008, to our directors who are not also our executive officers (no options were granted to our directors during the 1 month ended May 30, 2008):

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 55

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Baxter	400,000 (3)	23.88%	$2.25	nil	June 20, 2012

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 56

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 57

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 58

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 59

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

7.C.  Interests of Experts and Counsel

This Amendment No. 3 is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

8.B.  Significant Changes

Subsequent to May 31, 2008:

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 60

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 61

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High (CAD)	Low (CAD)
October 2009	$0.39	$0.20
September 2009	$0.49	$0.31
August 2009	$0.65	$0.45
July 2009	$0.73	$0.55
June 2009	$0.79	$0.57
May 2009	$0.73	$0.53

June 1, 2009 – May 31, 2010
First Quarter (June 1, 2009 – August 31, 2009)	$0.79	$0.45

June 1, 2008 – May 31, 2009	$1.98	$0.285
Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.73	$0.35
Third Quarter (December 1, 2008 – February 28, 2009)	$0.61	$0.285
Second Quarter (September 1, 2008 – November 30, 2008)	$1.30	$0.36
First Quarter (June 1, 2008 – August 31, 2008)	$1.98	$0.93

May 1, 2008 – May 31, 2008	$2.32	$1.75

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 62

The closing price of our common shares on the Toronto Stock Exchange on November 6, 2009, was $0.32 CAD.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

2009	High (USD)	Low (USD)
October 2009	$0.37	$0.20
September 2009	$0.458	$0.2923
August 2009	$0.68	$0.411
July 2009	$0.729	$0.4971
June 2009	$0.729	$0.4971
May 2009	$0.64	$0.4453

June 1, 2009 – May 31, 2010
First Quarter (June 1, 2009 – August 31, 2009)	$0.729	$0.411

June 1, 2008 – May 31, 2009	$1.99	$0.26

Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.64	$0.26
Third Quarter (December 1, 2008 – February 28, 2009)	$0.53	$0.26
Second Quarter	$1.18	$0.28
(September 1, 2008 – November 30, 2008)
First Quarter	$1.99	$0.852
(June 1, 2008 – August 31, 2008)

May 1, 2008 – May 31, 2008	$2.349	$1.75

May 2007 – April 2008	$3.40	$1.80
Fourth Quarter (February 1, 2008 – April 30, 2008)	$3.06	$1.80
Third Quarter (November 1, 2007 – January 31, 2008)	$3.40	$2.50
Second Quarter (August 1, 2007 – October 31, 2007)	$3.331	$2.1824
First Quarter (May 1, 2007 – July 31, 2007)	$3.08	$2.00

February 2007 – April 2007	$2.24	$1.6398
February 2006 – January 2007	$2.7059	$0.901
February 2005 – January 2006	$1.19	$0.30

The closing price of our common shares on the Over the Counter Bulletin Board on November 6, 2009, was US$0.3025.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 63

9.B.  Plan of Distribution

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

9.D.  Selling Shareholders

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.E.  Dilution

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

9.F.  Expenses of the Issue

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 64

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 65

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

(c) Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 66

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 67

Securities legislation in our home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

10.C.  Material Contracts

We have entered into formal agreements with our President and Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer and with the head of our Exploration and Resources Development division establishing financial arrangements that would be in effect in the event of a change of control of our company.  Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to two times the annual compensation being paid to such person as at the time of the change of control.  A copy of each of these agreements has been previously filed with the SEC, except for the agreement with the Company’s Chief Financial Officer, which is attached to this Amendment No. 3 as Exhibit 4.U.

Our Employment Agreement with our Chief Financial Officer, Bassam Moubarak, also contains a risk mitigation provision providing 12 months’ compensation in the event of termination of his employment without just cause.  The 12 months’ compensation provision will also apply in the event of his dismissal due to any layoff based on group restructuring or a sale of assets.  A copy of the Employment Agreement dated February 11, 2008, between Petaquilla Minerals Ltd. and Bassam Moubarak is attached to this Amendment No. 3 as Exhibit 4.U.

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 68

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 69

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 70

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 71

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 72

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 73

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

10.F.  Dividends and Paying Agents

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.G.  Statements by Experts

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.H.  Documents on Display

Any documents referred to in this Amendment No. 3 may be inspected at our head office, Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada, during normal business hours.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 74

This Amendment No. 3 is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 75

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

Waiver

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 76

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 77

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 78

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

Our Code of Business Ethics and Conduct and our Whistle-Blower Policy are filed herewith with the SEC as Exhibits 11.A and 11.B to this Amendment No. 3.  We will provide a copy of the Code of Business Ethics and Conduct and Whistle-Blower Policy to any person without charge, upon request.  Requests can be sent to: Petaquilla Minerals Ltd., Suite 410 - 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

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

Not Applicable.

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

16.F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 79

Not Applicable.

16.G.  CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Amendment No. 3.  These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such consolidated financial statements have been reconciled to U.S. GAAP (see Note 28 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 13 of Amendment No. 1 to the Company’s Annual Report on Form 20-F for the 13-month period ended May 31, 2008.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 80

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008,
Three Months Ended April 30, 2007 , Twelve Months Ended January 31, 2007,
and Twelve Months Ended January 31, 2006

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 81

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

PETAQUILLA MINERALS LTD.

By:	/s/ Richard Fifer	By:	/s/ Bassam Moubarak
	Richard Fifer, President and Chief Executive Officer (principal executive officer)		Bassam Moubarak, Chief Financial Officer (principal financial and accounting officer)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 82

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

Vancouver, Canada
July 8, 2009 (except for note 26 which is as of November 6, 2009)	Chartered Accountants

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 83

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

Vancouver, Canada
August 20, 2008	Chartered Accountants

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 84

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

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

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 5, 2006

Telephone (604) 687-0947  Fax (604) 687-6172

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 85

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
On behalf of the Board:

“                                  ”

       Director                                                      “                             ”

Director

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 86

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian Dollars)

	One month	Twelve months	Three months	Twelve months	Twelve months
	ended May 31,	ended April 30,	ended April 30,	ended January 31,	ended January 31,
	2008	2008	2007	2007	2006
				(Restated – Note 27)
EXPENSES
Accounting and legal (Note 18)	$15,538	$1,333,876	$236,578	$490,351	$266,967
Accretion of asset retirement obligation (Note 24)	52,106	312,977	-	-	-
Consulting fees (Note 18)	21,174	962,905	320,908	756,453	291,034
Amortization	35,517	352,717	135,397	335,912	56,697
Filing fees	280	88,784	6,339	76,329	30,637
Investor relations and shareholder information	54,604	1,034,572	153,403	1,114,102	388,991
Office administration	177,685	2,418,781	176,097	795,840	257,859
Rent (Note 18)	1,630	125,025	38,310	141,187	80,520
Mineral property costs	-	-	-	-	11,105
Stock-based compensation (Notes 15 and 16)	77,902	5,676,183	3,377,468	17,008,802	410,301
Travel	121,868	877,859	266,748	1,419,788	346,332
Debt issuance costs	3,974,266	-	-	-	-
Wages and benefits (Note 18)	177,357	1,706,052	179,317	1,812,453	397,907
Total expenses	(4,709,927)	(14,889,731)	(4,890,565)	(23,951,217)	(2,538,350)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,105	1,375,774	(877,565)	40,718	(77,647)

Gain on sale of marketable securities	-	-	-	21,191	-
Interest income	78,670	54,575	56,849	296,031	48,238
Interest on long-term debt	(15,615)	(70,176)	(68,240)	-	-
Asset usage fees (Note 18)	(695)	129,345	103,348	-	-
Gain on sale of equity investment (Note 18)	-	4,037,182	-	-	-
Power and drilling services	70,105	79,406	-	-	-
Loss from equity investment (Note 6)	(230,788)	(4,484,625)	(1,579,353)	(193,647)	-
Gain on dilution of equity investment (Note 6)	-	12,737,095	811,535	2,268,465	-
Total other income (expenses)	196,782	13,858,576	(1,553,426)	2,432,758	(29,408)
Net (loss) income and comprehensive (loss) income for the period	(4,513,145)	(1,031,155)	(6,443,991)	(21,518,459)	(2,567,758)
Deficit, beginning of period	(80,552,237)	(79,521,082)	(73,077,091)	(51,558,632)	(44,143,412)

	(85,065,382)	(80,552,237)	(79,521,082)	(73,077,091)	(46,711,170)
Loss on sale of treasury shares (Note 17)	-	-	-	-	(4,847,462)

Deficit, end of period	$(85,065,382)	$(80,552,237)	$(79,521,082)	$(73,077,091)	(51,558,632)

Basic and diluted (loss) per share	$(0.05)	$(0.01)	$(0.07)	$(0.28)	$(0.05)

Basic weighted average number of common shares outstanding
	93,131,030	93,131,030	89,615,924	77,695,782	56,115,596

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 87

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	One month	Twelve months	Three months	Twelve months	Twelve months
	ended May 31,	ended April 30,	ended April 30,	ended January 31,	ended January
	2008	2008	2007	2007	31, 2006
				(Restated – Note
				27)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) for the period	$(4,513,145)	$(1,031,155)	$(6,443,991)	$(21,518,459)	$(2,567,758)
Items not affecting cash:
Accretion of asset retirement obligation	52,106	312,977	-	-	-
Amortization	35,517	352,717	135,397	335,911	56,697
Gain on dilution of equity investment	-	(12,737,095)	(811,535)	(2,268,465)	-
Gain on sale of equity investment	-	(4,037,182)	-	-	-
Loss from equity investment	230,788	4,484,625	1,579,353	193,647	-
Stock-based compensation	77,902	5,676,183	3,377,468	17,008,802	410,301
Debt issuance costs	3,974,266	-	-	-	-
Gain on sale of marketable securities	-	-	-	(21,191)	73,813
Foreign exchange loss (gain) on restricted cash	-	-	56,550	(27,534)	-
Unrealized foreign exchange (gain) on asset retirement obligation	(81,027)	(375,974)	-	-	-
Unrealized foreign exchange (gain) loss on capital leases and lease credit facility	(155,724)	97,497	-	-	-
Unrealized foreign exchange (gain) on senior secured notes	(155,356)	-	-	-	-
Unrealized foreign exchange (gain) loss on long-term debt	(5,708)	(61,648)	77,765	(42,198)	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	(187,643)	(160,217)	7,908	(76,130)	39,075
(Increase) decrease in prepaid expenses	343,915	(199,653)	236,400	(652,468)	(25,867)
Prepaid services and materials	(70,105)	(79,406)	-	-	-
(Decrease) increase in accounts payable to a related party	(8,722,589)	9,880,377	-	-	-
(Decrease) increase in accounts payable and accrued liabilities	(777,760)	(860,384)	(2,600,539)	2,417,1071	255,887
Net cash used in operating activities	(9,954,563)	1,261,662	(4,385,224)	(4,650,934)	(1,757,852)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	-	1,658,655	199,642	8,680,028	11,826,329
Proceeds from shares subscribed	-	12,095,805	150,000	22,560,000	-
Share issuance costs	-	(467,741)	-	(1,550,343)	(573,165)
Advances from (to) Petaquilla Copper Ltd.	-	18,043,254	(2,439,163)	(2,143,773)	-
Net proceeds from sale of treasury stock	-	-	-	-	1,273,946
(Repayment of) proceeds from bank overdraft	(32,130)	914,568	1,205,382	-	-
Proceeds from senior secured notes	26,984,865	-	-	-	-
Proceeds from long term debt	-	-	-	1,413,510	-
Payment of capital leases	(60,399)	(715,510)	-	-	-
Debt issuance costs	(3,974,266)	-	-	-	-
Repayment of long-term debt	(45,012)	(546,809)	(106,798)	(119,645)	-
Net cash provided by financing activities	22,873,058	30,982,222	(990,937)	28,839,777	12,527,110
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	-	(6,713,118)	(127,369)	(5,752,388)	(291,877)
Investment in mineral properties	(1,852,430)	(26,159,388)	-	(19,387,844)	(2,197,611)
Redemption (purchase) of performance bond and restricted cash	-	614,283	387,400	(811,296)	-
Proceeds from sale of marketable securities	-	-	-	21,191	-
Purchase of equity investment	-	-	-	(500,000)	-
Net cash (used in) provided by investing activities	(1,852,430)	(32,258,223)	260,031	(26,430,337)	(2,489,488)
Impact of exchange rate changes on cash and cash equivalents	(69,432)	15,185	(35,567)	-	-
Change in cash and cash equivalents	10,996,633	846	(5,151,697)	(2,241,494)	8,279,770
Cash and cash equivalents, beginning of period	1,778,973	1,778,127	6,929,824	9,171,318	891,548
Cash and cash equivalents, end of period	$12,775,606	$1,778,973	$1,778,127	$6,929,824	9,171,318

Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 88

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

All inter-company transactions and balances have been eliminated upon consolidation.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 89

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

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 90

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

Exchange gains and losses on translation are recognized as a gain or loss in operations in the period they arise.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 91

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 92

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 93

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 94

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 95

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

3.

INVESTMENT IN JOINT VENTURES

Investment in Compania Minera Bellencillo, S.A.

The Company owns a 69% joint venture interest in Minera Bellencillo S.A., which is proportionately consolidated in the financial statements. The Company’s interest is summarized as follows:

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
	$	$	$	$
ASSETS
Mineral properties	48,872	26,006	26,006	2,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	47,809	25,519	25,802	2,259
Shareholders’ equity	1,063	486	204	-
	48,872	26,006	26,006	2,259

Cash flows provided by (used in)				-
Financing activities	22,007	-	25,802	2,259
Investing activities	(22,866)	-	(26,006)	(2,259)

4.

PROPERTY AND EQUIPMENT

		May 31,			April 30,
		2008			2008

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$59,429	$40,613	$18,816	$59,429	$39,756	$19,673
Computer software	167,847	111,829	56,018	163,870	109,466	54,404
Equipment under capital leases	10,925,172	1,638,776	9,286,396	10,925,172	1,512,716	9,412,456
Equipment	9,395,507	2,586,114	6,809,393	9,293,748	2,312,647	6,981,101
Furniture and fixtures	21,000	7,185	13,815	21,000	6,978	14,022
Land	125,440	-	125,440	125,440	-	125,440
Buildings	380,667	8,715	371,952	384,391	7,286	377,105

	$21,075,062	$4,393,232	$16,681,830	$20,973,050	$3,988,849	$16,984,201

		April 30,			January 31,
		2007			2007
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$395,852	$118,321	$277,531	$364,189	$87,418	$276,771
Computer software	526,252	187,329	338,923	526,252	138,976	387,276
Equipment	4,393,729	681,008	3,712,721	4,334,336	529,797	3,804,539
Furniture and fixtures	30,523	9,905	20,618	30,523	8,836	21,687
Leasehold improvements	8,951	8,951	-	8,951	8,951	-
Office equipment	36,101	8,553	27,548	30,657	7,280	23,377
Vehicles	600,671	107,909	492,762	381,477	77,999	303,478
Land	34,130	-	34,130	34,130	-	34,130
Buildings	445,169	6,255	438,914	375,588	5,796	369,792
	$6,471,378	$1,128,231	$5,343,147	$6,086,103	$865,053	$5,221,050

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 96

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

5.

MINERAL PROPERTIES

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
Molejon property	$67,100,743	$65,073,625	$31,210,449	$22,885,737
Rio Belencillo concession	48,872	26,006	26,006	2,259
	$67,149,615	$65,099,631	$31,236,455	$22,887,996

The Company has capitalized $67,149,615 in mineral property costs as at May 31, 2008:

	Molejon	Rio Belencillo	Total
Drilling costs	$11,046,825	$-	$11,046,825
Trenching	4,308,854	48,872	4,357,726
Plant equipment	3,927,704	-	3,927,704
Plant-site	22,272,755	-	22,272,755
Engineering and consulting	2,807,641	-	2,807,641
Camp costs	6,158,386	-	6,158,386
Roads	1,634,057	-	1,634,057
Geologist	1,128,193	-	1,128,193
Property permits	408,381	-	408,381
Environment	488,040	-	488,040
Logistics	395,581	-	395,581
Indirect drilling costs	1,106,528	-	1,106,528
Engineering and design	517,156	-	517,156
Transportation	250,126	-	250,126
Communications	192,370	-	192,370
Topography	153,571	-	153,571
Technical support	120,272	-	120,272
Bridges	50,261	-	50,261
Communications - plant	6,179	-	6,179
Road agreements	105,939	-	105,939
Water samples	3,857	-	3,857
Total	57,082,676	48,872	57,131,548
Deferred amortization on mining equipment	3,938,717	-	3,938,717
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	723,668	-	723,668
Deferred interest expense	955,682	-	955,682
	$67,100,743	$48,872	$67,149,615

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 97

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

5.

MINERAL PROPERTIES (continued)

The Company has capitalized $65,099,631 in mineral property costs as at April 30, 2008:

	Molejon	Rio Belencillo	Total
Drilling costs	$11,042,964	$-	$11,042,964
Trenching	4,308,854	26,006	4,334,860
Plant equipment	4,092,802	-	4,092,802
Plant-site	20,986,149	-	20,986,149
Engineering and consulting	2,806,455	-	2,806,455
Camp costs	6,019,342	-	6,019,342
Roads	1,632,364	-	1,632,364
Geologist	1,090,266	-	1,090,266
Property permits	374,558	-	374,558
Environment	479,886	-	479,886
Logistics	387,659	-	387,659
Indirect drilling costs	1,069,783	-	1,069,783
Engineering and design	491,928	-	491,928
Transportation	250,098	-	250,098
Communications	192,391	-	192,391
Topography	151,615	-	151,615
Technical support	120,272	-	120,272
Bridges	50,253	-	50,253
Communications - plant	6,179	-	6,179
Road agreements	105,972	-	105,972
Water samples	3,857	-	3,857
Total	55,663,647	26,006	55,689,653
Deferred amortization on mining equipment	3,569,850	-	3,569,850
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	711,553	-	711,553
Deferred interest expense	728,575	-	728,575
	$65,073,625	$26,006	$65,099,631

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 98

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

5.

MINERAL PROPERTIES (continued)

The Company has capitalized $31,236,455 as at April 30, 2007:

	Molejon	Rio Belencillo	Total
Drilling costs	$5,947,874	$-	$5,947,874
Trenching	3,929,987	26,006	3,955,993
Plant equipment	3,901,761	-	3,901,761
Plant-site	3,703,891	-	3,703,891
Engineering and consulting	2,152,648	-	2,152,648
Camp costs	2,103,628	-	2,103,628
Roads	1,729,614	-	1,729,614
Geologist	663,641	-	663,641
Property permits	374,558	-	374,558
Environment	359,780	-	359,780
Logistics	299,939	-	299,939
Indirect drilling costs	199,218	-	199,218
Engineering and design	149,392	-	149,392
Transportation	145,347	-	145,347
Communications	128,729	-	128,729
Topography	113,008	-	113,008
Technical support	110,248	-	110,248
Bridges	63,332	-	63,332
Communications - plant	6,179	-	6,179
Road agreements	4,127	-	4,127
Water samples	3,857	-	3,857
Total	26,090,758	26,006	26,116,764
Deferred amortization on mining equipment	601,295	-	601,295
Asset retirement obligation (Note 24)	4,400,000	-	4,400,000
Stock-based compensation (Note 15)	118,396	-	118,396
	$31,210,449	$26,006	$31,236,455

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 99

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 100

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 101

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

Interest rates on these deposits ranges from 2.60% to 4.875%.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 102

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

The following table summarizes the loans outstanding as at May 31, 2008, April 30, 2008, April 30, 2007 and January 31, 2007:

	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
Long-term debt
Equipment loan #1	$125,053	$138,043	$303,203	$347,059
Vehicle loan #1	27,978	30,674	64,061	72,964
Equipment loan #2	110,984	119,181	218,115	245,989
Equipment loan #3	317,324	337,568	576,443	646,171
Vehicle loan #2	13,907	14,792	25,245	28,300
	595,246	640,258	1,187,067	1,340,483
Less: current portion	(433,621)	(451,195)	(487,882)	(470,493)
	$161,625	$189,063	$699,185	$869,990

Anticipated long-term debt principal repayments are as follows:

2009	$433,621
2010	161,625
$595,246

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 103

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 104

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

The Company incurred $3,974,266(US$ 4,029,536) in financing costs. These costs have been expensed in the period they are incurred

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 105

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

14.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Authorized Capital

Unlimited common shares without par value

Unlimited preference shares without par value – rights and privileges conferred on issuance

	Number	Amount	Contributed	Warrants
	of Common		Surplus
	Shares
Issued
Balance as at January 31, 2006	70,246,303	61,684,216	1,004,480	1,292,993

Non-brokered private placement, net of finders’ fees (b)	9,400,000	11,717,220	-	9,885,980
Exercise of stock options	4,737,893	11,311,328	(8,685,394)	-
Exercise of warrants	4,982,835	7,272,396	-	(1,292,993)
Stock-based compensation	-	-	17,127,198	-
Share issuance costs	-	(1,414,061)	-	820,518
Balance as at January 31, 2007	89,367,031	90,571,099	9,446,284	10,706,498

Exercise of stock options	509,920	1,024,936	(750,603)	-
Stock-based compensation	-	-	3,377,468	-
Balance as at April 30, 2007	89,876,951	91,596,035	12,073,149	10,706,498

Non-brokered private placement, net of finders’ fees (c)	4,552,412	10,918,342	-	1,327,463
Exercise of stock options	1,055,883	3,110,114	(2,026,487)	-
Exercise of warrants	373,395	1,153,659	-	(578,617)
Share issue relating to legal settlement	100,000	261,000	-	-
Stock-based compensation	-	-	6,269,339	-
Share issuance costs	-	(551,586)	-	83,845
Balance as at April 30, 2008	95,958,641	106,487,564	16,316,001	11,539,189

Stock-based compensation	-	-	90,017	-
Share issuance costs	-	(629,481)	-	629,481
Senior secured notes warrants	-	-	-	808,327
Balance as at May 31, 2008	95,958,641	$105,858,083	$16,406,018	$12,976,997

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 106

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 107

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 108

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 109

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 110

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

16.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Balance at January 31, 2006	4,982,835	1.20/1.44
Issued	9,798,000	1.54
Exercised	(4,982,835)	1.20
Balance at January 31, 2007 and April 30, 2007	9,798,000	1.54
Issued	2,397,830	3.50
Exercised	(373,395)	1.54
Balance at April 30, 2008	11,822,435	1.94
Issued	12,812,280	2.30
Balance at May 31, 2008	24,634,715	$2.13

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 111

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 112

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 113

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

The following assumptions were used:

Risk-free interest	3.22
Expected dividend yield	-
Expected stock price volatility	58.49%

Subsequent to the transfer of shares, Copper released to the Company the remaining shares it held in escrow.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 114

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

The Company has non-capital losses of approximately $12,934,532 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire beginning in 2009 as follows:

2009	$184,526
2010	133,088
2011	420,267
2015	882,063
2026	1,932,414
2027	5,173,260
2028	4,208,913
$12,934,531

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 115

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

20.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties. Details of geographic information are as follows:

May 31, 2008	Canada	Panama	Total
Interest income	$-	$78,670	$78,670
Property and equipment	-	$16,681,830	$16,681,830
Mineral properties	-	$67,149,615	$67,149,615

April 30, 2008	Canada	Panama	Total
Interest income	$39,593	$14,982	$54,575
Property and equipment	-	$16,984,201	$16,984,201
Mineral properties	-	$65,099,631	$65,099,631

April 30, 2007	Canada	Panama	Total
Interest income	$47,623	$9,226	$56,849
Property and equipment	$63,284	$5,279,863	$5,343,147
Mineral properties	-	$31,236,455	$31,236,455

January 31, 2007	Canada	Panama	Total
Interest income	$264,210	$31,821	$296,031
Property and equipment	$86,106	$5,134,944	$5,221,050
Mineral properties	-	$22,887,996	$22,887,996

January 31, 2006	Canada	Panama	Total
Interest income	$48,239	$-	$48,239

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 116

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

23.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	One month	Twelve months	Three months	Twelve months	Twelve months
	ended May	ended April 30,	ended April	ended January	ended January
	31, 2008	2008	30, 2007	31, 2007	31, 2006
Non-cash financing activities
Finder’s fee	$629,481	$83,845	$-	$820,518	$-
Share issue costs	(629,481)	(83,845)	-	(820,518)	-
Settlement of advances for deferred services	-	(4,387,705)	-	-	-
Settlement of advances for property and equipment and mineral properties	-	(3,464,048)	-	-	-
Shares issued re legal settlement	-	261,000	-	-	-
Non-cash investing activities
Property and equipment incurred through payables	-	-	188,383	-	-
Property and equipment acquired through capital leases	-	6,906,789	-	-	-
Property and equipment acquired through credit line facility	-	3,849,974	-	-	-
Mineral property costs incurred through payables	1,441,895	2,516,178	3,827,595	511,556	192,158
Stock-based compensation capitalized to mineral properties	12,115	593,157	-	118,396	-
Asset retirement obligation capitalized to mineral properties	-	-	4 ,400,000	-	-

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 117

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 118

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 119

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 120

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

The effect of the adjustments on the January 31, 2007 financial statements is summarized in the tables below.

Consolidated Balance Sheet	January 31, 2007	Adjustment	January 31, 2007
	as previously		restated
	reported
Amount receivable from a related company	$-	$2,143,773	$2,143,773
Investment in Petaquilla Copper Ltd.	$-	$2,574,818	$2,574,818
Property and equipment	$1,686,480	$3,534,570	$5,221,050
Mineral properties	$26,304,170	$(3,416,174)	$22,887,996
Amount payable to a related company	$2,856,227	$(2,856,227)	$-
Contributed Surplus	$5,201,477	$4,244,807	$9,446,284
Share Capital	$87,696,672	$2,874,427	$90,571,099
Deficit	$(73,651,067)	$573,977	$(73,077,091)

Consolidated Statement of Operations and	January 31, 2007	Adjustment	January 31, 2007
Comprehensive Loss and Deficit	as previously		restated
	reported
Stock-based compensation	$(10,007,962)	$(7,000,840)	$(17,008,802)
Gain on dilution of equity investment	$-	$2,268,465	$2,268,465
Loss from equity investment	$-	$(193,647)	$(193,647)
Amount distributed to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Net loss and comprehensive loss	$(16,592,435)	$(4,926,024)	$(21,518,459)
Basic and diluted loss per share	$(0.21)	$(0.07)	$(0.28)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 121

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

27.

RESTATEMENT OF JANUARY 31, 2007 INTERIM FINANCIAL STATEMENTS AND MAY 31, 2008 BALANCE SHEET (continued)

Consolidated Statement of Cash Flows	January 31, 2007 as	Adjustment	January 31, 2007
	previously reported		restated
Operating activities:
Stock-based compensation	$10,007,962	$7,000,840	$17,008,802
Gain on dilution of equity investment	$-	$(2,268,465)	$(2,268,465)
Loss from equity investment	$-	$193,647	$193,647
Total operating activities	$10,007,962	$4,926,022	$14,933,984
Investing activities:
Advances from (to) Petaquilla Copper Ltd.	$2,856,227	$(5,000,000)	$(2,143,773)
Acquisition of property and equipment	$(1,737,388)	$(4,015,000)	$(5,752,388)
Investment in mineral properties	$(23,914,401)	$4,526,557	$(19,387,844)
Distribution to Petaquilla Copper Ltd.	$(5,500,000)	$5,500,000	$-
Purchase of equity investment	$-	$(500,000)	$(500,000)
Total investing activities	$(28,295,562)	$511,557	$(27,784,005)

Consolidated Balance Sheet	May 31, 2008 as	Adjustment	May 31, 2008
	previously		restated
	reported
Investment in Petaquilla Copper Ltd.	$9,452,421	$(1,200,000)	$8,252,421
Deficit	$(83,865,382)	$(1,200,000)	$(85,065,382)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 122

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

Loss for the periods

	One month	Three months	Three months	Twelve months	Twelve months
	ended May 31,	ended April 30,	ended April 30,	ended January 31,	ended January 31,
	2008	2008	2007	2007	2006
			Restated -	Restated -
			Note 28 (a)	Note 27
(Loss) income for the period – Canadian GAAP	$(4,513,145)	$(1,031,155)	$(6,443,991)	$(21,518,459)	$(2,567,758)
Gain on dilution of equity investment (b)	-	(12,737,095)	(811,535)	(2,268,465)	-
Gain on sale of equity investment under U.S. GAAP (b)	-	405,683	-	-	-
Mineral properties expensed under U.S. GAAP (c)	(2,049,984)	(33,863,176)	(8,348,459)	(16,596,466)	(2,389,769)
Accreted interest on senior notes under U.S. GAAP (i)	(56,811)	-	-	-	-
Foreign exchange on senior notes under U.S. GAAP (i)	80,070	-	-	-	-
Debt issuance costs capitalized under U.S. GAAP (h)	3,974,266	-	-	-	-
Debt issuance costs amortized under U.S. GAAP (h)	(165,594)	-	-	-	-
Equity pickup under U.S. GAAP (b)	(549,181)	(4,001,735)	(804,109)	(584,239)	-
Loss for the year - U.S. GAAP	(3,280,379)	(51,227,478)	(16,408,094)	(40,967,629)	(4,957,527)
Holding losses on marketable securities (d)	-	-	-	-	22,044
Net loss and comprehensive loss – U.S. GAAP	$(3,280,379)	$(51,227,478)	$(16,408,094)	$(40,967,629)	$(4,979,571)
Basic and diluted loss per share – U.S. GAAP	$(0.04)	$(0.55)	$(0.18)	$(0.53)	$(0.09)

Balance Sheets		May 31,	April 30,	April 30,	January 31,
		2008	2008	2007	2007
		Restated -		Restated -	Restated -
		Notes 27 and 28 (a)		Note 28 (a)	Note 27
Total assets – Canadian GAAP		$106,282,486	$93,935,092	$46,581,365	$42,300,633
Mineral properties expensed under U.S. GAAP (c)		(63,247,854)	(61,197,870)	(27,334,694)	(18,986,235)
Investment in Petaquilla Copper Ltd. (b)		(5,857,947)	(5,308,766)	(1,807,000)	(923,860)
Debt issuance costs capitalized under U.S. GAAP (h)		3,808,672	-	-	-
Total assets – U.S. GAAP		$40,985,357	$27,428,456	$17,439,671	$22,390,538
Liabilities – Canadian GAAP		$56,273,751	$40,311,556	$11,743,746	$4,820,824
Allocation of fair value of senior notes under U.S. GAAP (i)		(9,827,661)	-	-	-
Liabilities – U.S. GAAP		$46,446,090	$40,311,556	$11,743,746	$4,820,824

Shareholder’ s equity – Canadian GAAP		$50,008,735	$53,623,536	$34,837,619	$37,479,809
Mineral properties expensed under U.S. GAAP (b)		(63,247,854)	(61,197,870)	(27,334,694)	(18,986,235)
Debt issuance costs capitalized under U.S. GAAP (h)		3,808,672	-	-	-
Additional loss from equity investment (b)		(5,857,947)	(5,308,766)	(1,807,000)	(923,860)
Allocation of fair value of senior notes under U.S. GAAP (i)		9,804,402	-	-	-
Accreted interest on senior notes and related foreign exchange impact under U.S. GAAP (i)		23,259	-	-	-
Shareholders’ equity – U.S. GAAP	$	(5,460,733)	$(12,883,100)	$5,695,925	$17,569,714

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 123

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

May 31, 2008, April 30, 2008, April 30, 2007 , January 31, 2007, and January 31, 2006

28.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Mineral properties	May 31 , 2008	April 30, 2008	April 30, 2007	January 31, 2007
	Restated -		Restated -
	Note 28 (a)		Note 28 (a)
Mineral properties – Canadian GAAP	$67,149,615	$65,099,631	$31,236,455	$22,887,996
Mineral properties expensed under U.S. GAAP (c)	(63,247,854)	(61,197,870)	(27,334,694)	(18,986,235)
Mineral properties – U.S. GAAP	$3,901,761	$3,901,761	$3,901,761	$3,901,761

Equity investments	May 31 , 2008	April 30, 2008	April 30, 2007	January 31, 2007
	Restated – Notes
	27 and 28 (a)
Equity investments – Canadian GAAP	$8,252,421	$8,483,209	$1,807,000	$2,574,818
Equity investments expensed under U.S. GAAP (b)	(5,857,947)	(5,308,766)	(1,807,000)	(923,860)
Equity investments – U.S. GAAP	$2,394,474	$3,174,443	$-	$1,650,958

	One month ended	Twelve months	Three months	Twelve months	Twelve months
Statement of Cash Flows	May 31,	ended April 30,	ended April 30,	ended January 31,	ended January 31,
	2008	2008	2007	2007	2006
			Restated -	Restated – Notes
			Note 28 (a)	27 and 28 (a)
Cash (used in) provided by operating activities – Canadian GAAP	$(9,954,563)	$1,261,662	$(4,385,224)	$(4,650,934)	$(1,757,852)
Expenditures on mineral properties	(2,049,984)	(33,863,176)	(8,348,459)	(16,596,466)	(2,197,611)
Cash used in operating activities – U.S. GAAP	$(12,004,547)	$(32,601,514)	$12,733,683)	$(21,247,400)	$(3,955,463)
Cash from (used in) financing activities – Canadian GAAP	$22,873,058	$30,982,222	$(990,937)	$28,839,777	$12,527,110
Cash from (used in) financing activities – U.S. GAAP	$22,873,058	$30,982,222	$(990,937)	$28,839,777	$12,527,110
Cash from (used in) investing activities – Canadian GAAP	$(1,852,430)	$(32,258,223)	$260,031	$(26,430,337)	$(2,489,488)
Expenditures on mineral properties	2,049,984	33,863,176	8,348,459	16,596,466	2,197,611
Cash from investing activities – U.S. GAAP	$197,554	$1,604,953	$8,608,490	$(9,833,871)	$(291,877)
Cash and cash equivalents, end of period – Canadian GAAP	$12,775,606	$1,778,973	$1,778,127	$6,929,824	$9,171,318
Cash and cash equivalents, end of period – U.S. GAAP	$12,775,606	$1,778,973	$1,778,127	$6,929,824	$9,171,318

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 124

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

The effect of the restatement is summarized in the tables below.

Consolidated Balance Sheet	May 31, 2008 as		Adjustment	May 31, 2008
	previously			restated
	reported
Mineral properties expensed under U.S. GAAP	$(67,149,615)		$3,901,761	$(63,247,854)
Equity investments	-		$2,394,474	$2,394,474
Total assets – U.S. GAAP	$30,880,450		$10,104,907	$40,985,357
Shareholders’(deficit) equity - U.S. GAAP	$(15,565,640)		$10,104,907	$(5,460,733)

Consolidated Statement of Operations	May 31, 2008 as		Adjustment	May 31, 2008
and Comprehensive Loss and Deficit	previously			restated
	reported
Debt issuance costs	$3,974,266	$	(3,808,672)	$165,594

Consolidated Balance Sheet	April 30, 2007 as		Adjustment	April 30, 2007
	previously			restated
	reported
Mineral properties expensed under U.S. GAAP	$(31,236,455)		$3,901,761	$(27,334,694)
Total assets – U.S. GAAP	$13,537,910		$3,901,761	$17,439,671
Shareholders’ equity – U.S. GAAP	$1,794,164		$3,901,761	$5,695,925

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 125

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 126

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 127

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 128

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

Notes to the Consolidated Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document

*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan Agreement dated April 28, 1995, between Petaquilla Minerals Ltd. and Montreal Trust Company of Canada
*3.A.	Share Purchase and Voting Trust Agreement dated December 29, 1994, between Petaquilla Minerals Ltd., Teck Corporation and Montreal Trust Company of Canada
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.A.	Agreement dated April 7, 1992, between Petaquilla Minerals Ltd. and Minnova (Panama) Inc. to acquire a 40% interest in Petaquilla Property
*4.B.	Letter of Intent dated October 4, 1994, between Petaquilla Minerals Ltd., Inmet Mining Corporation, Minnova (Panama) Inc. and Georecursos Internacional, S.A. with respect to the Petaquilla Property
*4.D.	Financing Agreement dated April 29, 1991, between Petaquilla Minerals Ltd. and Teck Corporation
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4.H.	Heads of Agreement dated November 7, 1994, between Petaquilla Minerals Ltd., Georecursos Internacional, S.A. and Teck Corporation
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama) S.A. with respect to the Iglesias Property
*4.N.	Employment Agreements dated July 1, 1995, between Petaquilla Minerals Ltd. and Messrs. Idziszek, Stewart, Fifer and Mallo

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 129

*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
4.T.	Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A.
4.U.	Employment agreement dated February 11, 2008, between Petaquilla Minerals Ltd. and Bassam Moubarak
4.V.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (original Spanish version)
4.W.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (English translation of original Spanish version)
*8	Subsidiaries of Petaquilla Minerals Ltd.
11.A	Code of Business Ethics and Conduct dated May 31, 2008
11.B	Whistle-Blower Policy dated May 31, 2008
12.A	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.B	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.A	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 130

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on amended Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 28th day of January, 2010 .

PETAQUILLA MINERALS LTD.

By:	/s/ Joao Manuel	By:	/s/ Julie van Baarsen
	Joao Manuel , President and Chief Executive Officer (principal executive officer)		Julie van Baarsen, Chief Financial Officer (principal financial and accounting officer)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 131

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

(collectively referred to as "Inmet")

OF THE THIRD PART

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 132

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 133

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 134

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 135

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 136

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 137

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 138

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 139

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 140

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 141

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

(a)

If  to Teck Cominco:

Teck Cominco Limited

600 - 200 Burrard Street

Vancouver, BC V6C 3L9

Attention: Corporate Secretary

Facsimile: (604) 640-5395

and

Minera Teck Panama, S.A.

c/o Morgan & Morgan

Torre Swiss Bank Building, 18th Floor

P.O. Box 1824

Panama 1, Republic of Panama

Attention: Romulo Roux

Facsimile: (507) 265-7700

(b)

If to PTQ:

Petaquilla Minerals Ltd.

1820 - 701 West Georgia Street

Vancouver, BC V7Y I C6

Attention: President

Facsimile: (604) 694-0063

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 142

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 143

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 144

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

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

TECK COMINCO LIMITED
Per:	/signed/
Authorized Signatory
Per:	/signed/
Authorized Signatory
MINERA TECK PANAMA, S.A.
Per:	/signed/
Authorized Signatory
Per:	/signed/
Authorized Signatory

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 145

PETAQUILLA MINERALS LTD.
Per:	/signed/
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:	/signed/
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 146

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:	/signed/
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 147

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:	/signed/
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:
Authorized Signatory

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 148

PETAQUILLA MINERALS LTD.
Per:
Authorized Signatory

GEORECURSOS INTERNACIONAL S.A.
Per:
Authorized Signatory

INMET MINING CORPORATION
Per:
Authorized Signatory

MINNOVA (PANAMA) INC.
Per:
Authorized Signatory

MINERA PETAQUILLA S.A.
Per:	/signed/
Authorized Signatory

Per:	/signed/
Authorized Signatory

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 149

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 150

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 151

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 152

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 153

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 154

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 155

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 156

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 157

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 158

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 159

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

Options

3.3

Mr. Moubarak shall be eligible for share options as may be approved by the Board of Directors of the Company.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 160

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 161

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 162

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

(e)

for Cause, with immediate effect;

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 163

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 164

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 165

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 166

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

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 167

PETAQUILLA MINERALS LTD. /s/ John Cook John Cook Chairman of the Board of Directors

Bassam Moubarak

/s/ Bassam Moubarak

This is page 11 to that certain Employment Agreement dated as of February 11, 2008, between PETAQUILLA MINERALS LTD. and Mr. Moubarak

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 168

SCHEDULE “A”

Benefits

•

Pension contribution of 5% of base gross salary.

•

The company will cover the cost of courses and seminars up to a maximum of $10,000 per annum.

•

Parking at 475 West Georgia Street, Vancouver, BC.

•

Business Class travel on all flight arrangement

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 169

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 170

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

EN CONSECUENCIA , las prtes han convenido la celebración de este Contrato sujeto a las siguientes Cláusulas:

CLÁUSULA PRIMERA:

Objeto

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 171

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

CLÁUSULA SEGUNDA
Definiciones

Para los efectos del Contrato, los siguientes términos tendrán el significado que a continuaci6n se indica:

AFILIADA

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 172

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

CONCESIONES COLINDANTES

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 173

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 174

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 175

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 176

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 177

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 178

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 179

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 180

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 181

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 182

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 183

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 184

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

5. LA EMPRESA deberá pagar en efectivo a EL ESTADO, sujeto a las deducciones establecidas en la Cláusula Décima Tercera del Contrato, los cánones superficiales por cada hectárea que comprenda las zonas identificadas como Área (s) de Proyecto según la Cláusula Cuarta del presente Contrato y las regalías anuales sobre los minerales extraídos, conforme a la siguiente tabla:

Clase de Mineral	Primeros 5 años	Del 6ª al 1 0ª años	11 ª años en adelante	Regalía
I	B/ 0.75	B/ 1.25	B/ 2.00	2%
II	1.00	2.00	3.00	2%
III	1.00	2.00	3.00	4%
IV	1.00	2.50	3.50	2%
V	0.50	1.00	1.00	2%
VI	1.50	3.00	4.00	2%

Se entiende que las clases de minerales que anteceden tendrán los siguientes significados:

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 185

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 186

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 187

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 188

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

CLAUSULA QUINTA
Duración del Contrato

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 189

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

CLÁUSULA SEXTA

Compromiso de Desarrollo e Inversión

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 190

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 191

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 192

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 193

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 194

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 195

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

CLAUSULA NOVENA
Cesión de Contrato

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 196

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 197

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

CL AUSULA DÉCIMA
Energía

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 198

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 199

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 200

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 201

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 202

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 203

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 204

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 205

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 206

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 207

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

FORMULA A SEGUIR

PASO 1

TA0 RMI + UP + RA

UP

PASO 2

RMF= RMI-UP + RA

PASO 3:

VA= (RMF-UP + RA) x PR

PASO 4:

DA= TA x VA

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 208

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 209

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

(4)

Otros derechos o tasas de inscripci6n en el Registro Público que se causen.

C.

Los derechos notariales;

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 210

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 211

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 212

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 213

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 214

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 215

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 216

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 217

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 218

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 219

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 220

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 221

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 222

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 223

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 224

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 225

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 226

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 227

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 228

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 229

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 230

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 231

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

-

Acero para la Construcción de Edificio y Recinto

-

Maquinaria, Tuberías, Tend ido Eléctrico e Instrumentación

Transportadores

Apilamiento de Mena y Restauración

Concentrador

-

Excavación, Concreto y Losa

-

Edificio, Acero Interno y Recinto

-

Instalación de Molinos

-

Maquinaria, Tuberías, Tendido Eléctrico e Instrumentación

SITIO Y GENERAL, US$118,000,000.00

Limpieza, Corte de Maleza, Nivelación Preliminar

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 232

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

Edificio de Administración e Ingeniería

Taller de Equipo Rodante/Depósito/Depósito de Explosivos Seco Laboratorio de Pruebas

SISTEMA DE DESECHOS Y RESTAURACIÓN US$28,000,000,00

INFRAESTRUCTURA E INS TALA CIONES US$13,000,000,00QQ. OQ

Campamento de Construcción

Instalaciones Aeronáuticas

Nuevo Aeródromo/Pista

PUERTO US$47,000,000,00

Acondicionamiento del Sitio y Calles

Acueductos y Cañerías

Generación de Energía Eléctrica

Instalaciones para Embarque de Concentrado y Suministros

Nota: las cifras que anteceden están sujetas a variación en base a los resultados finales del Estudio de Factibilidad.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 233

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 234

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 235

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 236

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

por ADRIAN RESOURCES, S.A.

MINERA PETAQUILLA, S.A.

(Fdo.)

(Fdo.)

JUAN FRANCISCO PARDINI

RICHARD FIFER

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 237

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

VICTOR M. DE GRACIA M.

Presidente

Secretario General

ORGANO EJECUTIVO NACIONAL MINISTERIO DE LA PRESIDENCIA PANAMA, REPUBLICA DE PANAMÁ, 25 DE FEBRERO DE 1997

ERNESTO PEREZ BALLADARESUNES

RAUL ARANGO GASTEAZORO

Presidente de la República

Ministro de Comercio e Industrias

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 238

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 239

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 240

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 241

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 242

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 243

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 244

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

5 and thereafter

1.50

5.

The COMPANY shall pay THE STATE in cash, subject to the deductions established by Clause Thirteen of this Agreement, surface canons per each hectare covering the zones identified as Areas(s) of the Project according to Clause Four of this Agreement, and annual royalties for extracted minerals according to the following table:

Type of	First 5	From the	11th year and	Royalty
Mineral	years	6th to the	thereafter
		10th year
I	B/. 0.75	B/. 1.25	B/. 2.00	2%
II	1.00	2.00	3.00	2%
III	1.00	2.00	3.00	4%
IV	1.00	2.50	3.50	2%
V	0.50	1.00	1.00	2%
VI	1.50	3.00	4.00	2%

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 245

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 246

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

CLAUSE SIX

Development and Investment Commitment

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 247

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 248

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 249

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 250

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 251

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

a)

Annual deduction in concept of exhaustion for each one of the mineral deposits pursuant to the stipulations of Point b, numeral 6 of this Clause.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 252

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

Category A:

7%

Category B:

15%

Category C:

25%

Category D:

33%

Category E:

20%

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 253

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

FORMULA TO BE APPLIED

Step 1:

TA = RMI + UP + RA

UP

Step 2:

RMf = RMI – UP + RA

Step 3:

VA = (RMf x UP~~f~~ x RA) X PR

Step 4:

DA = TA x VA

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 254

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 255

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 256

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 257

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 258

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 259

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 260

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

For THE COMPANY:

/sgd/

/sgd/

NITZIA R. DE VILLARRAL

RICHARD FIFER

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 261

For GEORECURSOS:

For ADRIAN:

/sgd/

/sgd/

RICHARD FIFER

RICHARD FIFER

Countersignature:

GUSTAVO PERZ

Comptroller General of the Republic

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 262

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 263

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 264

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

Rolling Equipment Workshop/Warehouse/Dry Explosive Warehouse

Testing Laboratory

WASTE AND RESTORATION SYSTEM US$28,000,000.00

INFRASTRUCTURE AND INSTALLATION US$13,000,000.00

Construction Camp

Aeronautic Installations

New Airdrome/Landing Strip

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 265

PORT US$47,000,000.00

Conditioning of Site and Streets

Water System and Pipes

Generation of Electric Energy

Installations for Shipment of Concentrate and Supplies

Note:  The foregoing figures are subject to variation on the basis of final results of the Feasibility Study.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 266

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 267

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

by ADRIAN RESOURCES, S.A.

by MINERA PETAQUILLA, S.A.

(signed)

(signed)

JUAN FRANCISCO PARDINI

RICHARD FIFER

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 268

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

President

Secretary General

NATIONAL EXECUTIVE BODY.  MINISTRY OF THE PRESIDENCY

PANAMA, REPUBLIC OF PANAMA, FEBRUARY 26, 1997

ERNESTO PEREZ BALLADARES

RAUL ARANGO GASTEAZORO

President of the Republic

Ministry of Commerce and Industries

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 269

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 270

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 271

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 272

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 273

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

This Code of Business Ethics and Conduct was adopted by the Board of Directors of Petaquilla Minerals Ltd. on the 31st day of May, 2008.

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Date of Last Update:

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 274

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

Unfair discrimination in the course of the employment or provision of services

•

Any other similar acts

You can discuss these types of concerns with the Chairman of the Audit Committee or the Chief Financial Officer.  Alternatively, you can file a report, an anonymous report if you wish, with an independent third party, at the numbers listed below without fear of reprisal:

Do you have a question, a concern, or wish to file a report?

CALLS FROM CANADA AND THE UNITED STATES Call the Whistle-Blower Hotline controlled by an independent third party at: 1-877-749-2924	OR

CALLS FROM PANAMA

Call the Whistle-Blower Hotline controlled  by an  independent third party using one of the two methods described below:

METHOD 1:  If you are dialing from a Company office or a Company owned mobile phone, please dial 1-877-749-2924.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 275

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

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 276

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

By order of the Board of Directors

PETAQUILLA MINERALS LTD.

Policy Approval Date:	2008 March 1
Last Revision Date:	2008 May 31

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 277

EXHIBIT 12.A

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Joao Manuel , President and Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this Amendment No. 3 to the annual report on Form 20-F of Petaquilla Minerals Ltd.;

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

Date:

January 28, 2010

By:

/s/ Joao Manuel

Joao Manuel

President and Chief Executive Officer

(principal executive officer)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 278

EXHIBIT 12.B

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Julie van Baarsen, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed this Amendment No. 3 to the annual report on Form 20-F of Petaquilla Minerals Ltd.;

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

Date:

January 28, 2010

By:

/s/ Julie van Baarsen

Julie van Baarsen

Chief Financial Officer

(principal financial officer)

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 279

EXHIBIT 13.A

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 3 to the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the transition period ended May 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joao Manuel , President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Joao Manuel
Joao Manuel
(principal executive officer)

Dated:  January 28, 2010

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 280

EXHIBIT 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 3 to the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the transition period ended May 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bassam Moubarak, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Julie van Baarsen
Julie van Baarsen
(principal financial officer)

Dated:  January 28, 2010

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F/A_Amendment No. 3_Transition Period Ended 2008 May 31	Page 281