Form 20-F/A
period 2009-05-30
PETAQUILLA MINERALS LTD
filed 2010-02-01
CIK 947121

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

Bassam Moubarak, telephone (604) 694-0021, facsimile (604) 694-0063,

Suite 410, 475 West Georgia Street,Vancouver, British Columbia, Canada V6B 4M9

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None	Not applicable

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

☐  Yes  ☐  No

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 2

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

☑  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☑  No

_____________________________________________________________________________________

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 3

Explanatory Note

Petaquilla Minerals Ltd. (the “Company”) has filed this Amendment No. 2 (“Amendment No. 2 ”) to its Annual Report on Form 20-F for the fiscal year ended May 31, 2009, to (i) expand the Company’s description of the Ley Petaquilla (as defined herein); (ii) update its risk factor disclosure; (iii) present selected financial data in Item 3.A. that has been reconciled to U.S. Generally Accepted Accounting Principles ("U.S. GAAP"); (iv) expand its disclosures to include more specific information about its senior secured notes and convertible senior secured notes; (v) add a total column to its Tabular Disclosure of Contractual Obligations; (vi) correct a typographical error in its management report on internal control over financial reporting; (vii) add disclosure in its notes to the financial statements to clarify that it changed its fiscal year end from January 31 to April 30 in 2007 and from April 30 to May 31 in 2008; (viii) update its disclosure in its financial statement notes regarding a change in the Company’s accounting policy for mineral properties and to clarify the origination of the difference in accounting for mineral properties and deferred costs in the Company’s U.S. GAAP reconciliation; (ix) update its disclosure in its financial statement notes regarding deferral of expenditures and recognizing revenues as a reduction of deferred expenditures in the Company’s U.S. GAAP reconciliation; (x) update its disclosure in its financial statement notes regarding an inventory write-down in the Company’s U.S. GAAP reconciliation; and (xi) file as exhibits certain instruments defining the rights of the Company’s security holders.  The Company directs the reader of Amendment No. 2 to the following specific Items in this Amendment No. 2 for further details: Item 3.A. – Key Information – Selected Financial Data, Item 3.D. – Key Information – Risk Factors, Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources, Item 5.F. – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, Item 15 – Controls and Procedures, Item 17 – Financial Statements and Item 19 – Exhibits.

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

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Amendment No. 2 . Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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

Forward-looking statements in this Amendment No. 2 are as of November 6, 2009.  We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

This Amendment No. 2 contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “CAD$”.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 4

PETAQUILLA MINERALS LTD.
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
TABLE OF CONTENTS

Page No.

	GLOSSARY OF MINING TERMS	9
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	11
PART 1		12

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3.	KEY INFORMATION	12
3.A.	Selected Financial Data	12
3.B.	Capitalization and Indebtedness	15
3.C.	Reasons for The Offer and Use of Proceeds	15
3.D.	Risk Factors	15
	We face risks related to our operations in foreign countries.	15
	Our operations are subject to environmental and other regulation.	15
	We do not have probable or proven reserves.	16
	Mining is subject to various physical hazards.	17
	We do not have all of the required permits for commencement of commercial production.	17
	Potential delays in the advancement of the Molejon gold deposit and cost overruns may occur.	17
	We have limited experience with development-stage mining operations.	17
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.	18
	We are dependent upon additional funding in order to sustain our operations.	18
	We have a history of losses, an accumulated deficit and a lack of revenue from operations and there is substantial uncertainty regarding our ability to continue as a going concern.	18
	We have a history of material weaknesses at our subsidiaries.	19
	The requirements of the Ley Petaquilla may have an adverse impact on us.	19
	Our directors may have conflicts of interest.	20
	Increased costs to procure labour and materials may affect expenditures relating to potential future production.	20
	We face strong competition for the acquisition of mining properties.	20
	Our common shares are subject to penny stock rules, which could affect trading in our shares.	20
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling person and officers.	20
	If we are characterized as a Passive Foreign Investment Company (“PFIC”), our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.	21
ITEM 4.	INFORMATION ON THE COMPANY	21
4.A.	History and Development of the Company	21
	Molejon Property – Panama	22
	Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years	23

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 5

	Current Capital Expenditures and Divestitures	23
	Public Takeover Offers	23
4.B.	Business Overview	23
4.C.	Organizational Structure	24
4.D.	Property, Plants and Equipment	26
	Mineral Concession Lands	26
	Introduction	26
	Property Location	26
	Location, Access & Physiography	28
	Plant and Equipment	29
	Title	29
	Exploration History	30
	Outlook – 2010	34
	Regional and Local Geology	34
	Mineralization	35
	Doing Business in Panama	35

ITEM 4A.	UNRESOLVED STAFF COMMENTS	38

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
5.A.	Operating Results	38
	12 Months Ended May 31, 2009, Compared to 12 Months Ended May 31, 2008	41
	One Month Ended May 31, 2008, Compared to One Month Ended May 31, 2007	43
	12 Months Ended April 30, 2008, Compared to 12 Months Ended April 30, 2007	44
	Three Months Ended April 30, 2008, Compared to Three Months Ended April 30, 2007	46
	12 Months January 31, 2007, Compared to 12 Months Ended January 31, 2006	47
5.B	Liquidity and Capital Resources	48
	May 31, 2009, Compared with May 31, 2008	49
	May 31, 2008, Compared with April 30, 2008	50
	April 30, 2008, Compared to April 30, 2007	51
	April 30, 2007, Compared to January 31, 2007	51
5.C.	Research and Development, Patents and Licenses, etc.	52
5.D.	Trend Information	52
5.E.	Off-Balance Sheet Arrangements	52
5.F.	Tabular Disclosure of Contractual Obligations	52

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
6.A.	Directors and Senior Management	54
6.B.	Compensation	55
	Cash and Non-Cash Compensation – Directors and Officers	55
	Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2009	56
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	57
	Defined Benefit or Actuarial Plan Disclosure	57
	Termination of Employment, Change in Responsibilities and Employment Contracts	57
	Directors	58
6.C.	Board Practices	58
6.D.	Employees	59
6.E.	Share Ownership	59

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60
7.A.	Major Shareholders	60
7.B.	Related Party Transactions	61
7.C.	Interests of Experts and Counsel	62
ITEM 8.	FINANCIAL INFORMATION	62

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 6

8.A.	Consolidated Statements and Other Financial Information	62
8.B.	Significant Changes	62

ITEM 9.	THE OFFER AND LISTING	62
9.A.	Offer and Listing Details	62
9.B.	Plan of Distribution	64
9.C.	Markets	64
9.D.	Selling Shareholders	64
9.E.	Dilution	64
9.F.	Expenses of the Issue	64

ITEM 10.	ADDITIONAL INFORMATION	65
10.A.	Share Capital	65
10.B.	Memorandum and Articles of Association	65
10.C.	Material Contracts	66
10.D.	Exchange Controls	67
10.E.	Taxation	69
	Material Canadian Federal Income Tax Consequences	69
	Dividends	69
	Capital Gains	69
	Material United States Federal Income Tax Consequences	70
	U.S. Holders	70
	Distributions on our Common Shares	70
	Disposition of our Common Shares	71
	Passive Foreign Investment Company	71
	Foreign Tax Credit	72
	Controlled Foreign Corporation	73
	Information Reporting; Backup Withholding	73
10.F.	Dividends and Paying Agents	73
10.G.	Statement by Experts	73
10.H.	Documents on Display	73
10.I.	Subsidiary Information	74

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75

PART II		75

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15.	CONTROLS AND PROCEDURES	76

ITEM 16.	[RESERVED]	77
ITEM 16.A.	Audit Committee Financial Expert	78
ITEM 16.B.	Code of Ethics	78
ITEM 16.C.	Principal Accountant Fees and Services	78
ITEM 16.D.	Exemptions From the Listing Standards for Audit Committees	79
ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	80
ITEM 16.F.	Change in Registrant’s Certifying Accountant	80
16.G.	Corporate Governance	80

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 7

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 8

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 9

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 10

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 11

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

(2)    Prior years’ numbers have been restated to reflect a change in accounting policy and change in reporting currency.  See Item 5.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 12

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		12 Months	1 Month	12 Months	3 Months	12 Months
		Ended	Ended	Ended	Ended	Ended
		May 31	May 31	April 30	April 30	January 31
		2009	2008(2)	2008(2)	2007(2)	2007(2)	2006(2)	2005(2)
(a)	Total revenue	$653,941	$0	$0	$0	$0	$0	$0
(b)	(Loss) before extraordinary items
	Total	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836)	$(35,682,285)	$(4,120,582)	$(1,388,449)
	Per Share (1)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	$(0.46)	$(0.07)	$(0.03)
(c)	Total assets	$26,542,454	$37,419,662	$36,108,361	$19,470,848	$19,202,974	$9,106,918	$1,607,006
(d)	Total long-term debt	$59,727,593	$17,303,337	$1,367,249	$631,775	$739,159	$0	$0
(e)	Total shareholders’ equity (deficiency)	$(70,709,608)	$(5,546,048)	$(3,915,026)	$8,859,348	$15,107,120	$8,625,611	$1,523,766
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	96,040,121	95,958,641	95,958,641	89,876,951	89,367,031	70,246,303	51,264,537
(h)	Net earnings (loss) for the period
	Total	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836)	$(35,682,285)	$(4,120,582)	$(1,388,449)
	Per Share(1)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	$(0.46)	$(0.07)	$(0.03)

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 13

Difference Between Canadian and United States Generally Accepted Accounting Principles

Loss for the periods

	Twelve months ended	One month ended	Twelve months ended
	May 31, 2009	May 31,	April 30,
		2008	2008

(Loss) for the period – Canadian GAAP	$(21,099,866)	$(5,544,998)	$(16,111,007)
Gain on dilution of equity investment	(2,238,492)	-	(12,582,085)
Mineral properties expensed under U.S. GAAP	(17,562,548)	(1,884,160)	(22,680,970)
Revenue recognized	653,941	-	-
Cost of goods sold	(1,260,127)	-	-
Amortization	(640,425)	-	-
Write down of inventory in finished goods and work in progress	(2,404,695)	-	-
Change in fair value of warrants denominated in Canadian dollars under U.S.	22,871,582	-	-
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	(9,639,262)	-	1,622,000
Foreign exchange on difference in senior secured notes under U.S. GAAP	3,180,313	-	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP	(18,712,488)	3,831,931	-
Net loss – U.S. GAAP	$(46,852,067)	$(3,597,227)	$(49,752,062)
Basic and diluted loss per share – U.S. GAAP	$(0.49)	$(0.04)	$(0.53)

	Three months	Twelve months	Twelve months
	ended April 30,	ended January	ended January 31,
	2007	31,	2006

(Loss) for the period – Canadian GAAP	$(8,492,639)	$(30,712,592)	$(3,948,102)
Gain on dilution of equity investment	(632,396)	(1,701,589)	-
Mineral properties expensed under U.S. GAAP	(5,510,801)	(3,540,104)	(172,480)

Foreign exchange on difference in mineral properties under U.S. GAAP	-	272,000	-
Net loss – U.S. GAAP	$(14,635,836)	$(35,682,285)	$(4,120,582)
Basic and diluted loss per share – U.S. GAAP	$(0.16)	$(0.46)	$(0.07)

Balance Sheets	May 31 2009	May 31, 2008	April 30, 2008

Total assets – Canadian GAAP	$81,543,823	$71,208,177	$58,789,331
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP	(55,001,369)	(33,788,515)	(22,680,970)
Total assets – U.S. GAAP	$26,542,454	$37,419,662	$36,108,361
Long term debt – Canadian GAAP	$52,939,642	$30,939,670	$1,367,249
Allocation of fair value of senior notes under U.S. GAAP	-	(13,636,333)	-
Derivative liability – warrants	6,292,830	-	-
Equity component of convertible debt treated as a liability under U.S. GAAP	495,121	-	-
Long term debt – U.S. GAAP	$59,727,593	$17,303,337	$1,367,249

Balance Sheets (cont.)	May 31 2009	May 31, 2008	April 30, 2008

Shareholder’s equity (deficit) - Canadian GAAP	$(8,920,288)	$14,606,134	$18,765,944
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP	(55,001,369)	(33,788,515)	(22,680,970)
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	1,622,000	-
Difference in accumulated other comprehensive income	4,564,949	(1,622,000)
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S. GAAP	22,871,582	-	-
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U.S. GAAP	(29,164,412)	-	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP	(14,903,816)	3,831,931	-
Allocation of fair value of senior secured notes under U.S. GAAP	14,903,816	9,804,402	-
Equity component of convertible debenture treated as a liability under U.S. GAAP	(495,121)	-	-
Shareholders’ equity (deficit) – U.S. GAAP	$(70,709,608)	$(5,546,048)	$(3,915,026)

Balance Sheets	April 30, 2007	January 31, 2007	January 31, 2006

Total assets – Canadian GAAP	$24,981,649	$22,743,078	$9,279,398
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP	(5,510,801)	(3,540,104)	(172,480)
Total assets – U.S. GAAP	$19,470,848	$19,202,974	$9,106,918

Shareholder’s equity (deficit) - Canadian GAAP	$14,370,149	$18,647,224	$8,798,091
Mineral properties expensed under U.S. GAAP	(5,510,801)	(3,540,104)	(172,480)
Shareholders’ equity (deficit) – U.S. GAAP	$8,859,348	$15,107,120	$8,625,611

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 14

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 15

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 16

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 17

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 18

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

For reference, a copy of Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with  our Form 20-F for the fiscal year ended May 31, 2009, as Exhibit 4.V.  An English translation of the law is attached to this Amendment No. 2 as Exhibit 4.W.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 19

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 20

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 21

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 22

Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years

As at May 31, 2009, we incurred $60,843,501 in Molejon property expenses which have been capitalized as mineral properties as noted below.

Plant	$47,610,795
Camp	5,252,168
Plant equipment	2,973,133
Reclamation costs	3,458,304
Capitalized interest expense	1,549,101
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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 23

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

The Ley Petaquilla comprises the agreement between the Republic of Panama and the corporation of Minera Petaquilla, S.A. and its affiliates and identifies each party’s rights and obligations.  The majority of our obligations require that the Republic of Panama be provided with a variety of reports, studies and work plans, payment of surface canons, access and use of port installations, evidence of bonding, etc.  An example of an obligation that requires government approvals concerns the environment and states that an Environmental Feasibility Study specific to the project area in which the respective extradition will take place must be submitted to the General Direction of Mineral Resources of the Ministry of Commerce and Industries.  Said study shall be evaluated and its approval, modification or rejection shall be defined within a term of 45 days counted as of the date of its presentation to the General Direction of Mineral Resources.  After the end of this term, if there is no statement from the General Direction of Mining Resources, the Environmental Feasibility Study shall be considered approved.  For complete disclosure of Panama’s requirements, please refer to Exhibit 4.V., Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, attached to our Annual Report on Form 20-F for fiscal year ended May 31, 2009. An English translation of the law is attached to this Amendment No. 2 as Exhibit 4.W.

4.C.  Organizational Structure

The following chart sets out our corporate structure and the mineral properties owned by each of our subsidiaries:

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 24

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
50.2%
AQUA AZURE, S.A. [Panama corporation]
PETAQULLA INFRAESTRUCTURA, S.A. [Panama corporation]

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 25

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 26

Figure 2
Concession Map

CONCESSION AREAS

LEGEND
MINERAL AREAS AND DEPOSITS
COMPANY
PETAQUILLA MINERALS LTD.
MINERA PETAQUILLA S.A.
(CONTRACT LAW 89, FEBRUARY 1997)
GOLD DRAGON
CAPITAL MANAGEMENT LTD.
N
Caribbean Sea
PALMILLA
PETAQUILLA
BOTIJA
BOTIJA ABAJO
BRAZO
MOLEJON

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 27

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 28

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 29

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

Table:  Mineral Resource Estimate at 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut -Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 30

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

More than 120 new test holes were used to update SRK’s October 2005 resource estimate.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 31

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

Measured

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	9,445,109	1.75	16,571,712	532,801

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 32

Indicated

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	6,281,558	1.11	6,960,417	223,785

Inferred

Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Total	12,209,004	0.872	10,640,672	342,111

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 33

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 34

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 35

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 36

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 37

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

Item 4A. UNRESOLVED STAFF COMMENTS

We have received written comments from the SEC regarding our transition reports for the 13 months ended May 31, 2008, and 15 months ended April 30, 2007, and, as a result of our subsequent review, we identified errors requiring restatement of our financial information and other disclosures.  We have incorporated in this Amendment No. 2 the changes pursuant to the SEC’s comments and, as a result, disclosure for the 13 months ended May 31, 2008, and 15 months ended April 30, 2007, has been amended to the one month ended May 31, 2008, 12 months ended April 30, 2008, three months ended April 30, 2007 and the 12 months ended January 31, 2007.

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 38

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

The effect of the adjustment on the financial statements is summarized in the tables below.

Consolidated balance Sheet	May 31, 2008 as	Restatement	Change in	May 31, 2008
	previously	Adjustment	Accounting Policy	restated
	reported	(Note 28)	Adjustment
Mineral properties	$67,541,355	-	$(29,802,222)	$37,739,133
Investment in Petaquilla Copper Ltd.	9,507,564	(1,207,000)	(5,892,121)	2,408,443

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 39

Consolidated Statement of	May 31, 2008 as	Restatement	Change in	May 31, 2008
Operations and Comprehensive	previously	Adjustment	Accounting Policy	restated
Loss and Deficit	reported	(Note 28)	Adjustment
Exploration and development costs	$-	-	$(562,237)	$(562,237)
Loss from equity investment	(230,752)	-	(549,094)	(779,846)
Net loss/comprehensive loss for the period	(4,433,667)	-	(1,111,331)	(5,544,998)
Loss per share – basic and diluted	(0.05)	-	(0.01)	(0.06)

Consolidated Statement of Cash	May 31, 2008 as	Restatement	Change in	May 31, 2008
Flows	previously reported	Adjustment	Accounting Policy	restated
		(Note 28)	Adjustment
Operating activities	$(9,953,001)	-	$(181,315)	$(10,134,316)
Investing activities	(1,471,217)	-	181,315	(1,289,902)

Consolidated Statement of	April 30, 2008 as	Restatement	Change in	April 30, 2008
Operations and Comprehensive	previously	Adjustment	Accounting Policy	restated
Loss and Deficit	reported	(Note 28)	Adjustment
Exploration and development costs	$-	-	$(11,690,204)	$(11,690,204)
Gain on dilution of equity investment	13,011,861	(529,212)	99,436	12,582,085
Loss from equity investment	(4,390,462)	-	(3,910,909)	(8,301,371)
Gain on sale of equity investment	4,603,347	(646,815)	390,545	4,347,077
Net loss/comprehensive loss for the period	176,152	(1,176,027)	(15,111,132)	(16,111,007)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.16)	(0.17)

Consolidated Statement of Cash	April 30, 2008 as	Restatement	Change in	April 30, 2008
Flows	previously	Adjustment	Accounting Policy	restated
	reported	(Note 28)	Adjustment
Operating activities	$1,539,335	-	$(8,207,195)	$(6,667,860)
Investing activities	(28,184,779)	-	8,207,195	(19,977,584)

Consolidated Statement of
Operations and Comprehensive		April 30, 2007 as	Change in Accounting
Loss and Deficit		previously reported	Policy Adjustment	April 30, 2007 restated
Exploration and development costs	$		$(2,167,355)	$(2,167,355)
Gain on dilution of equity investment		700,626	(68,230)	632,396
Loss from equity investment		(1,363,509)	(694,215)	(2,057,724)
Net loss/comprehensive loss for the period		(5,562,839)	(2,929,800)	(8,492,639)
Loss per share – basic and diluted		(0.06)	(0.03)	(0.09)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 40

Consolidated Statement of Cash Flows	April 30, 2007 as	Change in	April 30, 2007 restated
	previously reported	Accounting Policy
		Adjustment
Operating activities	$(1,618,081)	$(2,063,009)	$(3,681,090)
Investing activities	(1,838,515)	2,063,009	224,494

Consolidated Statement of	January 31, 2007	Restatement	Change in	January 31, 2007
Operations and Comprehensive	as previously	Adjustment	Accounting Policy	restated
Loss and Deficit	reported	(Note 28)	Adjustment
Exploration and development costs	$-	$-	$(10,930,276)	$(10,930,276)
Gain on dilution of equity investment	-	2,000,514	(298,925)	1,701,589
Loss from equity investment	-	(191,400)	(523,356)	(714,756)
Stock based compensation	(8,805,950)	(6,156,781)	-	(14,962,731)
Net loss/comprehensive loss for the period	(14,612,368)	(4,347,667)	(11,752,557)	(30,712,592)
Loss per share – basic and diluted	(0.19)	(0.06)	(0.15)	(0.40)

Consolidated Statement of Cash Flows		Change in
	January 31, 2007 as	Accounting Policy	January 31, 2007
	previously reported	Adjustment	restated
Operating activities	$(4,103,416)	$(10,403,459)	$(14,506,875)
Investing activities	(22,799,414)	10,403,459	(12,395,955)

12 Months Ended May 31, 2009, Compared to 12 Months Ended May 31, 2008

Financial Results for the Twelve Months Ended May 31, 2008
	One Month	12 Months	One Month	12 Months	12 Months
	Ended May	Ended April	Ended May	Ended May	Ended May
	31, 2008	30, 2008	31, 2007	31, 2008	31, 2009
			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$15,536	$1,306,921	$58,159	$1,264,298	$1,944,302
Accretion of asset retirement obligation	52,098	305,692	25,640	332,150	331,504
Consulting fees	21,170	943,250	90,363	874,057	370,248
Amortization	35,511	344,968	133,036	247,443	336,602
Filing fees	280	87,005	6,907	80,378	115,295
Investor relations and shareholder information	54,595	1,012,822	62,249	1,005,168	1,121,895
Office administration	177,657	2,366,940	191,333	2,353,264	2,152,886
Rent	1,630	122,495	13,603	110,522	240,693
Exploration and development costs	562,237	11,690,204	723,000	11,529,441	7,761,862
Stock based compensation	77,890	5,561,247	641,848	4,997,289	898,454
Travel	121,849	857,907	79,603	900,153	1,014,530
Debt issuance costs	3,894,873	-	-	3,894,873	6,398,825
Wages and benefits	177,329	1,668,455	150,029	1,695,755	2,916,615
Total expenses	(5,192,655)	(26,267,906)	(2,175,770)	(29,284,791)	(25,603,711)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,059	1,342,442	(144,621)	1,782,122	(8,157,720)
Interest income	78,658	51,926	8,542	122,042	169,366
Asset usage fees	(695)	126,775	59,649	66,431	(4,155)
Gain on sale of equity investment	-	4,347,077	-	4,347,077	40,604,938
Interest on long term debt	(15,613)	(68,465)	-	(84,078)	(37,382)
Power and drilling services	70,094	76,430	-	146,524	156,597
Loss from equity investment	(779,846)	(8,301,371)	(323,150)	(8,758,067)	(2,396,011)
Gain on dilution of equity investment	-	12,582,085	2,913,982	9,668,103	2,238,492
Redemption loss on senior secured notes	-	-	-	-	(13,130,982)
Mark to market loss on senior secured notes	-	-	-	-	(14,939,298)
	(352,343)	10,156,899	2,514,402	7,290,154	4,503,845
Net (loss) income and comprehensive (loss) income for the period	$(5,544,998)	$(16,111,007)	$338,632	$(21,994,637)	$(21,099,866)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 41

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 42

One Month Ended May 31, 2008, Compared to One Month Ended May 31, 2007

Summarized Financial Information
	One Month Ended	One Month Ended
	May 31, 2008	May 31, 2007
		(unaudited)
EXPENSES
Consulting fees	$21,170	$90,363
Amortization	35,511	133,036
Stock based compensation	77,890	641,848
Debt issuance costs	3,894,873	-
Other expenses	1,163,211	1,310,523
Total expenses	(5,192,655)	(2,175,770)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,059	(144,621)
Loss from equity investment	(779,846)	(323,150)
Gain on dilution of equity investment	-	2,913,982
Other	132,444	68,191
	(352,343)	2,514,402

Net earnings (loss) and comprehensive earnings (loss) for the period	$(5,544,998)	$338,632

Basic and diluted earnings (loss) per share	$(0.06)	$0.00

Basic weighted average number of common shares outstanding	93,131,030	90,893,766

Diluted weighted average number of common shares outstanding	93,131,030	95,811,357

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 43

12 Months Ended April 30, 2008, Compared to 12 Months Ended April 30, 2007

Twelve months ended April 30, 2008
EXPENSES
Accounting and legal	1,306,921
Accretion of asset retirement obligation	305,692
Consulting fees	943,250
Amortization	344,968
Filing fees	87,005
Investor relations and shareholder information	1,012,822
Office administration	2,366,940
Rent	122,495
Exploration and development costs	11,690,204
Stock-based compensation	5,561,247
Travel	857,907
Wages and benefits	1,668,455
Total expenses	(26,267,906)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	1,342,442
Interest income	51,926
Interest on long-term debt	(68,465)
Asset usage fees	126,775
Gain on sale of equity investment	4,347,077
Power and drilling services	76,430
Loss from equity investment	(8,301,371)
Gain on dilution of equity investment	12,582,085
Total other income (expenses)	10,156,899
Net (loss) and comprehensive (loss) for the period	(16,111,007)
Basic and diluted (loss) per share	(0.17)
Basic and diluted weighted average number of common shares outstanding	93,131,030

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 44

Financial Results for the Twelve Months Ended April 30, 2007

	12 Months	Three Months	Three Months	12 Months
	Ended	Ended	Ended	Ended
	January 31, 2007	April 30, 2007	April 30, 2006	April 30, 2007

			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$433,266	$204,246	$82,011	$555,501
Consulting fees	667,788	277,051	135,543	809,296
Amortization	296,442	116,893	29,063	384,272
Filing fees	67,027	5,473	3,611	68,889
Investor relations and shareholder information	979,155	132,438	130,023	981,570
Office administration	700,350	152,031	99,576	752,805
Rent	124,344	33,074	15,510	141,908
Exploration and development costs	10,930,276	2,167,355	1,954,609	11,143,022
Stock based compensation	14,962,731	2,915,884	50,486	17,828,129
Travel	1,248,787	230,293	147,563	1,331,517
Wages and benefits	1,591,959	154,811	144,010	1,602,760
Total expenses	(32,002,125)	(6,389,549)	(2,792,005)	(35,599,669)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	23,723	(757,632)	(30,567)	(703,342)
Gain on sale of marketable securities	18,584	-	18,584	-
Interest income	260,393	49,080	72,015	237,458
Interest on long term debt	-	(59,845)	-	(59,845)
Asset usage fees	-	90,635	-	90,635
Loss from equity investment	(714,756)	(2,057,724)	-	(2,772,480)
Gain on dilution of equity investment	1,701,589	632,396	-	2,333,985
Total other income (expenses)	1,289,533	(2,103,090)	60,032	(873,589)

Net loss and comprehensive loss for the period	$(30,712,592)	$(8,492,639)	$(2,731,973)	$(36,473,258)
Basic and diluted loss per share				$(0.46)

Basic and diluted weighted average number of common shares outstanding				79,992,262

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 45

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

Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 45

Summarized Financial Information

	Three months ended	Three months ended
	April 30, 2008	April 30, 2007
	(unaudited)
EXPENSES
Accounting and legal	$616,815	$204,246
Stock based compensation	588,184	2,915,884
Exploration and development costs	2,969,606	2,167,355
Travel	66,593	230,293
Other expenses	1,071,082	871,771
Total expenses	(5,312,280)	(6,389,549)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	(384,373)	(757,632)
Loss from equity investment (Note 6)	(1,666,409)	(2,057,724)
Gain on dilution of equity investment (Note 6)	151,331	632,396
Other	24,071	79,870
Total other income (expenses)	(1,923,522)	(2,103,090)
Net (loss) and comprehensive (loss) for the period	$(7,235,802)	$(8,492,639)

Basic and diluted earnings (loss) per share	$(0.08)	$(0.09)

Basic and diluted weighted average number of common shares outstanding	95,694,330	89,615,924

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 46

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 47

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 48

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 49

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

Share capital at April 30, 2007, and January 31, 2007, was $74,794,361 (89,876,951 shares) and $73,890,062 (89,367,031 shares), respectively.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 50

5.C.  Research and Development, Patents and Licenses, etc.

As we are a junior resource company with no producing properties, the information required by this section is not applicable.

5.D.  Trend Information

As we are a junior resource company with no producing properties, the information required by this section is not applicable.

5.E.  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Amendment No. 2 .

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

Future minimum lease payments on the capital lease obligations are as follows:

		May 31, 2008
	May 31, 2009	(Note 2)
2010	$5,741,567	$2,663,569
2011	4,164,972	2,663,569
2012	461,907	1,684,045
	10,368,446	7,011,183
Less imputed interest of 9%	(922,291)	(844,537)
Total	9,446,155	6,166,646
Current obligation	5,054,987	2,174,903
Long - term obligation	$4,391,168	$3,991,743

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 51

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

c)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 52

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 53

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 54

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

(3)

Joao Manuel was appointed Chief Operating Officer on December 1, 2008 . He was appointed President and Chief Executive Officer on November 6, 2009.

(4)    John Resing was elected to our Board of Directors on November 18, 2008, and resigned on November 5, 2009.

(5)    Stock options cancelled effective July 31, 2009.

Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2009

The table below sets forth stock options granted by us during the 12 months ended May 31, 2009, to our then directors and officers.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 55

Name	Common Shares Under Options Granted (#) (1)	% of Total Options Granted in Fiscal Year (2)	Exercise or Base Price ($/Share)(3) (CAD$)	Market Value of Common Shares Underlying Options on Date of Grant ($/Share)	Expiration Date
Gaston Araya (6) Director	300,000 (4) (5)	28.04%	$1.96	nil	May 5, 2013

Joao Manuel Chief Operating Officer	300,000	28.04%	$0.52	nil	December 1, 2013

Bassam Moubarak Chief Financial Officer	200,000	18.69%	$0.39	nil	January 5, 2014

John Resing (6) Director	400,000	37.38%	$0.56	nil	November 18, 2013

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

(3)

Stock options cancelled effective July 31, 2009.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for our directors and officers nor do we provide compensation pursuant to any bonus or profit-sharing plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 56

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 57

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 58

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 59

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 60

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High (CAD$)	Low (CAD$)
October 2009	$0.39	$0.20
September 2009	$0.49	$0.31
August 2009	$0.65	$0.45
July 2009	$0.79	$0.57
June 2009	$0.79	$0.57
May 2009	$0.73	$0.53

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 61

	High (CAD$)	Low (CAD$)
June 1, 2009 – May 31, 2010
First Quarter	$0.79	$0.45
(June 1, 2009 – August 31, 2009)
June 1, 2008 – May 31, 2009	$1.98	$0.285
Fourth Quarter	$0.73	$0.35
(March 1, 2009 – May 31, 2009)
Third Quarter	$0.61	$0.285
(December 1, 2008 – February 28, 2009)
Second Quarter	$1.30	$0.36
(September 1, 2008 – November 30, 2008)
First Quarter	$1.98	$0.93
(June 1, 2008 – August 31, 2008)
May 1, 2008 – May 31, 2008	$2.32	$1.75
May 2007 – April 2008	$3.42	$1.87
Fourth Quarter	$3.05	$1.87
(February 1, 2008 – April 30, 2008)
Third Quarter	$3.35	$2.60
(November 1, 2007 – January 31, 2008)
Second Quarter	$3.42	$2.36
(August 1, 2007 – October 31, 2007)
First Quarter	$3.23	$2.13
(May 1, 2007 – July 31, 2007)
February 2007 – April 2007	$2.45	$1.90
February 2006 – January 2007	$3.04	$1.02
February 2005 – January 2006	$1.19	$0.30

The closing price of our common shares on the Toronto Stock Exchange on November 6 , 2009, was CAD$0.32.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

2009	High	Low
October 2009	$0.37	$0.20
September 2009	$0.458	$0.2923
August 2009	$0.68	$0.411
July 2009	$0.729	$0.4971
June 2009	$0.729	$0.4971
May 2009	$0.64	$0.4453
June 1, 2009 – May 31, 2010
First Quarter	$0.729	$0.411
(June 1, 2009 – August 31, 2009)
June 1, 2008 – May 31, 2009	$1.99	$0.26
Fourth Quarter	$0.64	$0.26
(March 1, 2009 – May 31, 2009)
Third Quarter	$0.53	$0.26
(December 1, 2008 – February 28, 2009)
Second Quarter	$1.18	$0.28
(September 1, 2008 – November 30, 2008)
First Quarter	$1.99	$0.852
(June 1, 2008 – August 31, 2008)
May 1, 2008 – May 31, 2008	$2.349	$1.75
May 2007 – April 2008	$3.40	$1.80
Fourth Quarter	$3.06	$1.80
(February 1, 2008 – April 30, 2008)
Third Quarter	$3.40	$2.50
(November 1, 2007 – January 31, 2008)
Second Quarter	$3.331	$2.1824
(August 1, 2007 – October 31, 2007)
First Quarter	$3.08	$2.00
(May 1, 2007 – July 31, 2007)
February 2007 – April 2007	$2.24	$1.6398
February 2006 – January 2007	$2.7059	$0.901
February 2005 – January 2006	$1.19	$0.30

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 62

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 63

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 64

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

Our Shareholder Rights Plan is incorporated by reference as Exhibit 2.A. to this Amendment No. 2.

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 65

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

The following investments by non-Canadians are subject to notification under the Act:

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 66

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 67

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 68

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 69

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 70

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 71

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

10.H.  Documents on Display

Any documents referred to in this Amendment No. 2 may be inspected at our head office located at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada, during normal business hours.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 72

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 73

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Amendment No. 2 is being filed as an annual report under the Exchange Act for a fiscal year ending before December 15, 2009, and, as such, there is no requirement to provide any information under this item.

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

Our Shareholder Rights Plan was filed as Exhibit 4.W to our Annual Report on Form 20-F for the fiscal year ended May 31, 2009.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 74

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

Our management assessed the effectiveness of our internal control over financial reporting as of May 31, 2009, and this assessment identified the following material weakness in our internal control over financial reporting:

•

Our policies and procedures relating to cash disbursements at one of our operating subsidiaries were not followed.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 75

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

Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of May 31, 2009, has been audited by our independent registered chartered accountants, Ernst & Young LLP, who also audited our consolidated financial statements for the year ended May 31, 2009.  Ernst & Young LLP have expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of May 31, 2009, and their report is included on page 85 of this Amendment No. 2 .

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

ITEM 16.  [RESERVED]

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 76

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

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for (i) the period covered by the 12 months ended May 31, 2009 and (ii) the period covered by the one month ended May 31, 2008, and 12 months ended April 30, 2008, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	12 Months Ended		One Month Ended May 31, 2008
	May 3, 2009		and
	(CAD$)		12 Months Ended April 30, 2008
			(CAD$)
Audit Fees (1)	$791,298	(5)	$571,675
Audit Related Fees (2)	$40,000	(5)	$35,110
Tax Fees (3)	$20,000	(5)	$17,616
All Other Fees (4)			$130,000
Totals	$851,298	(5)	$754,401

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 77

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

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 78

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases were made by us or on our behalf or any “affiliated purchaser”, as defined in §240.10b-18(a)(3), of shares or other units of any class of our equity securities that is registered pursuant to Section 12 of the Exchange Act.

16.F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

16.G.  CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Please see the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Amendment No. 2 .  These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in United States dollars.  Such consolidated financial statements have been reconciled to U.S. GAAP (see Note 29 therein).

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008,
Twelve Months Ended April 30, 2008, and Three Months Ended April 30, 2007

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 79

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 80

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 81

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

PETAQUILLA MINERALS LTD.

By: /s/ Richard Fifer	By: /s/ Bassam Moubarak
Richard Fifer, President and Chief Executive Officer	Bassam Moubarak, Chief Financial Officer
(principal executive officer)	(principal financial and accounting officer)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 82

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

Vancouver, Canada, September 1, 2009. (except for Note 27 which is as of November 6, 2009)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 83

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

Vancouver, Canada, September 1, 2009. (except for Note 27 which is as of November 6, 2009)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 84

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 85

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

Vancouver, Canada, September 1, 2009.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 86

PETAQUILLA MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(in United States Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	May 31,	May 31,
	2009	2008
		(Notes 2 and 29)
ASSETS (Notes 14 and 15)
Current
Cash and cash equivalents (Notes 9 and 24)	$3,575,168	$12,850,137
Receivables	144,225	450,885
Inventory (Note 3)	1,038,999	-
Prepaid expenses	591,847	310,255
Total current assets	5,350,239	13,611,277
Restricted cash (Note 8)	707,480	670,175
Investment in Petaquilla Copper Ltd. (Note 7)	-	2,408,443
Deposit on equipment and construction materials	1,762,945	-
Property and equipment (Notes 4 and 13)	12,879,658	16,779,149
Mineral properties (Note 5)	60,843,501	37,739,133
Total assets	$81,543,823	$71,208,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank overdraft (Note 9)	$-	$2,100,000
Operating credit line facility (Note 10)	-	3,872,434
Accounts payable and accrued liabilities	8,746,892	8,493,460
Current portion of deferred services and materials (Note 12)	120,000	248,786
Current portion of obligations under capital leases (Note 13)	5,054,987	2,174,903
Current portion of long-term debt (Note 11)	160,993	436,151
Current portion of senior secured notes (Note 14)	15,653,483	-
Total current liabilities	29,736,355	17,325,734

Deferred services and materials (Note 12)	3,123,394	4,003,423
Asset retirement obligation (Note 25)	4,664,720	4,333,216
Senior secured notes (Note 14)	13,754,019	26,785,359
Convertible senior secured notes (Note 15)	34,794,455	-
Long-term debt (Note 11)	-	162,568
Obligations under capital leases (Note 13)	4,391,168	3,991,743
Total liabilities	90,464,111	56,602,043
Commitments and contingencies (Notes 22 and 26)
Shareholders' (deficit) equity
Share capital
Authorized
Unlimited common shares and preferred shares without par value (Note 16)
Issued and outstanding 96,040,121 (May 31, 2008 – 95,958,641) common shares	89,208,668	89,002,273
Treasury shares, at cost 44,200 (May 31, 2008 – 44,200) common shares	(122,193)	(122,193)
Warrants (Notes 16 and 18)	14,109,097	11,771,374
Contributed surplus (Note 16)	13,897,197	14,714,276
Equity component of convertible senior secured notes (Note 15)	495,121	-
Accumulated comprehensive income (Note 2)	(6,733,242)	(2,084,526)
Deficit	(119,774,936)	(98,675,070)
Total shareholders’ (deficit) equity	(8,920,288)	14,606,134
Total liabilities and shareholders’ (deficit) equity	$81,543,823	$71,208,177

On behalf of the Board:

“Richard Fifer”	- Director	“John Cook”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 87

PETAQUILLA MINERALS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT

(in United States Dollars)

	Twelve months	One month	Twelve months	Three months	Twelve months
	ended May 31	ended May 31	ended April 30	ended April 30	ended January 31
	2009	2008	2008	2007	2007
		(Notes 2 and 29)	(Note 2)	(Note 2)	(Notes 2 and 29)

EXPENSES
Accounting and legal (Note 19)	$1,944,302	$15,536	$1,306,921	$204,246	$433,266
Accretion of asset retirement obligation (Note 25)	331,504	52,098	305,692	-	-
Consulting fees (Note 19)	370,248	21,170	943,250	277,051	667,788
Amortization	336,602	35,511	344,968	116,893	296,442
Filing fees	115,295	280	87,005	5,473	67,027
Investor relations and shareholder information	1,121,895	54,595	1,012,822	132,438	979,155
Office administration	2,152,886	177,657	2,366,940	152,031	700,350
Rent	240,693	1,630	122,495	33,074	124,344
Exploration and development costs (Note 6)	7,761,862	562,237	11,690,204	2,167,355	10,930,276
Stock-based compensation (Note 17)	898,454	77,890	5,561,247	2,915,884	14,962,731
Travel	1,014,530	121,849	857,907	230,293	1,248,787
Debt issuance costs (Notes 14 and 15)	6,398,825	3,894,873	-	-	-
Wages and benefits (Note 19)	2,916,615	177,329	1,668,455	154,811	1,591,959
Total expenses	(25,603,711)	(5,192,655)	(26,267,906)	(6,389,549)	(32,002,125)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(8,157,720)	295,059	1,342,442	(757,632)	23,723
Gain on sale of marketable securities	-	-	-	-	18,584
Interest income	169,366	78,658	51,926	49,080	260,393
Interest on long-term debt	(37,382)	(15,613)	(68,465)	(59,845)	-
Asset usage fees	(4,155)	(695)	126,775	90,635	-
Gain on sale of equity investment (Note 7)	40,604,938	-	4,347,077	-	-
Power and drilling services	156,597	70,094	76,430	-	-
Loss from equity investment (Note 7)	(2,396,011)	(779,846)	(8,301,371)	(2,057,724)	(714,756)
Gain on dilution of equity investment (Note 7)	2,238,492	-	12,582,085	632,396	1,701,589
Redemption loss on senior secured notes	(13,130,982)	-	-	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	(14,939,298)	-	-	-	-
Total other income (expenses)	4,503,845	(352,343)	10,156,899	(2,103,090)	1,289,533

Net loss for the period	(21,099,866)	(5,544,998)	(16,111,007)	(8,492,639)	(30,712,592)
Other comprehensive (loss) gain:
Unrealized (loss) gain on translating financial statements to U.S. reporting currency (Note 2)	(4,648,716)	487,574	716,555	923,990	(598,731)

Comprehensive loss for the year	$(25,748,582)	$(5,057,424)	$(15,394,452)	$(7,568,649)	$(31,311,323)

Basic and diluted loss per share	$(0.22)	$(0.06)	$(0.17)	$(0.09)	$(0.40)

Weighted average number of common shares outstanding	96,019,488	93,131,030	93,131,030	89,615,924	77,695,782

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 88

PETAQUILLA MINERALS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in United States dollars)

					Accumulated
	Number	Amount of	Contributed		Other	Retained Earnings
	of Common	Common Shares	Surplus	Warrants	Comprehensive	(Accumulated
	Shares	(Note 2)	(Note 2)	(Note 2)	Income (Note 2)	Deficit) (Note 2)
Balance as at January 31, 2006	70,246,303	$48,567,732	$762,248	$1,018,052	$(3,613,914)	$(37,813,834)
Non-brokered private placement, net of finders’ fees	9,400,000	10,296,327	-	8,687,152	-	-
Exercise of stock options	4,737,893	9,904,961	(7,618,555)	-	-	-
Exercise of warrants	4,982,835	6,368,665	-	(1,018,052)	-	-
Stock-based compensation	-	-	15,066,563	-	-	-
Share issuance costs	-	(1,247,623)	-	721,018	-	-
Net loss	-	-	-	-	-	(30,712,592)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(598,731)	-
Balance as at January 31, 2007	89,367,031	$73,890,062	$8,210,256	$9,408,170	$(4,212,645)	$(68,526,426)
Exercise of stock options	509,920	904,299	(658,177)	-	-	-
Stock-based compensation	-	-	2,915,884	-	-	-
Net loss	-	-	-	-	-	(8,492,639)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	923,990	-

Balance as at April 30, 2007	89,876,951	$74,794,361	$10,467,963	$9,408,170	$(3,288,655)	$(77,019,065)
Non-brokered private placement, net of finders’ fees	4,552,412	10,953,460	-	1,335,817	-	-
Exercise of stock options	1,055,883	3,047,984	(1,986,003)	-	-	-
Exercise of warrants	373,395	1,142,295	-	(517,130)	-	-
Share issue relating to legal settlement	100,000	264,438	-	-	-	-
Stock-based compensation	-	-	6,154,426	-	-	-
Share issuance costs	-	(561,911)	-	86,439	-	-
Net loss	-	-	-	-	-	(16,111,007)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	716,555	-

Balance as at April 30, 2008	95,958,641	$89,640,627	$14,636,386	$10,313,296	$(2,572,100)	$(93,130,072)
Stock-based compensation	-	-	77,890	-	-	-
Senior secured notes warrants	-	-	-	819,724	-	-
Share issuance costs	-	(638,354)	-	638,354	-	-
Net loss	-	-	-	-	-	(5,544,998)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	487,574	-

Balance as at May 31, 2008	95,958,641	$89,002,273	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	(168,732)	-	-	-
Stock-based compensation	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	706,802	-	-
Expiration of warrants	-	-	263,263	(263,263)	-	-
Warrant issue costs				(102,546)	-	-
Repricing of senior secured notes warrants	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(4,648,716)	-
Balance as at May 31, 2009	96,040,121	$89,208,668	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 89

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in United States Dollars)

	Twelve months	One	Twelve	Three	Twelve
	ended May	month ended	months ended	months ended	months ended
	31,2009	May 31, 2008	April 30, 2008	April 30, 2007	January 31, 2007
		(Note 2)	(Note 2)	(Note 2)	(Notes 2 and 29)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(21,099,866)	$(5,544,998)	$(16,111,007)	$(8,492,639)	$(30,712,592)
Items not affecting cash:
Accretion of asset retirement obligation	331,504	52,098	305,692	-	-
Amortization	336,602	35,511	344,968	116,893	296,442
Gain on dilution of equity investment	(2,238,492)	-	(12,582,085)	(632,396)	(1,701,589)
Gain on sale of equity investment	(40,604,938)	-	(4,347,077)	-	-
Loss from equity investment	2,396,011	779,846	8,301,371	2,057,724	714,756
Stock-based compensation	898,454	77,890	5,561,247	2,915,884	14,962,731
Stock-based compensation included in exploration and development expenses	(28,564)	12,113	581,068	-	103,832
Amortization included in exploration and development expenses	4,033,720	368,809	2,901,942	104,346	422,985
Debt issuance costs	6,398,825	3,894,872	-	-	-
Redemption loss on senior secured notes	13,130,982	-	-	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	14,939,298	-	-	-	-
Gain on sale of marketable securities	-	-	-	-	(18,584)
Unrealized foreign exchange (gain) loss	8,648,330	-	-	-	-
Unrealized loss on restricted cash	2,695	-	90,696	48,822	(24,240)
Unrealized foreign exchange loss on asset retirement obligation	-	(81,014)	(366,857)	-	-
Unrealized foreign exchange loss on capital leases and lease credit facility	-	(155,700)	98,636	-	-
Unrealized foreign exchange loss on senior secured notes	-	(155,332)	3,080	-	-
Unrealized foreign exchange loss on long-term debt	-	(5,707)	(60,303)	67,137	(37,149)
Changes in non-cash working capital items:
Decrease (increase) in receivables	306,660	(187,614)	(153,297)	6,827	(67,022)
(Increase) decrease in prepaid expenses	(281,592)	343,861	(202,481)	204,092	(574,406)
(Increase) in inventory	(1,038,999)	-	-	-	-
Deferred services and materials	(156,597)	(70,094)	(76,430)	-	-
(Decrease) increase in accounts payable and accrued liabilities	(1,984,118)	(9,498,857)	9,042,977	(77,780)	2,127,961
Net cash used in operating activities	(16,010,085)	(10,134,316)	(6,667,860)	(3,681,090)	(14,506,875)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	37,662	-	1,625,520	172,358	7,641,542
Proceeds from shares subscribed	-	-	12,142,274	129,500	19,782,532
Share issuance costs	-	-	(458,397)	-	(1,359,473)
Advances from (to) Petaquilla Copper Ltd.	-	-	17,682,808	(2,105,813)	(1,887,290)
(Repayment of) proceeds from bank overdraft	(2,100,000)	(32,125)	896,935	1,040,648	-
Proceeds of long term debt	-	-	-	-	1,277,230
Proceeds from senior secured notes	40,587,300	27,412,500	-	-	-
Repayment of senior secured notes	(64,238,852)	-	-	-	-

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 90

Proceeds from convertible senior secured	34,000,000	-	-	-	-
Payment of capital lease obligations	(2,824,140)	(60,390)	(700,022)	-	-
Debt issuance costs	(6,286,138)	(3,894,872)	-	-	-
Repayment of long-term debt	(436,230)	(45,005)	(534,993)	(92,202)	(105,331)
Net cash provided by financing activities	(1,260,198)	23,380,108	30,654,125	(855,509)	25,349,210

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,631,883)	-	(6,579,011)	(109,962)	(5,064,168)
Deposit on equipment	(1,762,945)	-	-	-	-
Investment in mineral properties	(31,679,647)	(1,289,902)	(13,909,888)	-	(6,130,457)
Redemption (purchase) of performance bond and restricted cash	-	-	511,315	334,456	(780,000)
Proceeds from sale of marketable securities	-	-	-	-	18,656
Proceeds (purchase) from sale of equity investment	43,238,852	-	-	-	(439,986)
Net cash used in investing activities	8,164,377	(1,289,902)	(19,977,584)	224,494	(12,395,955)
Impact of exchange rate changes on cash and cash equivalents	(169,063)	(872,009)	(3,849,118)	31,097	(610,758)
Change in cash and cash equivalents	(9,274,969)	11,083,881	159,563	(4,281,008)	(2,164,378)
Cash and cash equivalents, beginning of period	12,850,137	1,766,256	1,606,693	5,887,701	8,052,079
Cash and cash equivalents, end of period	$3,575,168	$12,850,137	$1,766,256	$1,606,693	$5,887,701
Supplemental disclosure with respect to cash flows (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 91

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 92

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

Property and equipment

Equipment is recorded at cost less accumulated amortization, which is provided on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment under capital lease	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Buildings	4%

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 93

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 94

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 95

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 96

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 97

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 98

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The effect of the adjustment on the financial statements is summarized in the tables below.

Consolidated balance Sheet	May 31, 2008 as	Restatement	Change in
	previously	Adjustment	Accounting Policy	May 31, 2008
	reported	(Note 28)	Adjustment	restated
Mineral properties	$67,541,355	-	$(29,802,222)	$37,739,133
Investment in Petaquilla Copper Ltd.	9,507,564	(1,207,000)	(5,892,121)	2,408,443

Consolidated Statement of	May 31, 2008 as	Restatement	Change in
Operations and Comprehensive	previously	Adjustment	Accounting Policy	May 31, 2008
Loss and Deficit	reported	(Note 28)	Adjustment	restated
Exploration and development costs	$-	-	$(562,237)	$(562,237)
Loss from equity investment	(230,752)	-	(549,094)	(779,846)
Net loss/comprehensive loss for the period	(4,433,667)	-	(1,111,331)	(5,544,998)
Loss per share – basic and diluted	(0.05)	-	(0.01)	(0.06)

Consolidated Statement of Cash		Restatement	Change in
Flows	May 31, 2008 as	Adjustment	Accounting Policy	May 31, 2008
	previously reported	(Note 28)	Adjustment	restated
Operating activities	$(9,953,001)	-	$(181,315)	$(10,134,316)
Investing activities	(1,471,217)	-	181,315	(1,289,902)

Consolidated Statement of	April 30, 2008 as	Restatement	Change in
Operations and Comprehensive	previously	Adjustment	Accounting Policy	April 30, 2008
Loss and Deficit	reported	(Note 28)	Adjustment	restated
Exploration and development costs	$-	-	$(11,690,204)	$(11,690,204)
Gain on dilution of equity investment	13,011,861	(529,212)	99,436	12,582,085
Loss from equity investment	(4,390,462)	-	(3,910,909)	(8,301,371)
Gain on sale of equity investment	4,603,347	(646,815)	390,545	4,347,077
Net loss/comprehensive loss for the period	176,152	(1,176,027)	(15,111,132)	(16,111,007)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.16)	(0.17)

Consolidated Statement of Cash		Restatement	Change in
Flows	April 30, 2008 as	Adjustment	Accounting Policy	April 30, 2008
	previously reported	(Note 28)	Adjustment	restated
Operating activities	$1,539,335	-	$(8,207,195)	$(6,667,860)
Investing activities	(28,184,779)	-	8,207,195	(19,977,584)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 99

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated Statement of
Operations and Comprehensive	April 30, 2007 as	Change in Accounting
Loss and Deficit	previously reported	Policy Adjustment	April 30, 2007 restated
Exploration and development costs	$-	$(2,167,355)	$(2,167,355)
Gain on dilution of equity investment	700,626	(68,230)	632,396
Loss from equity investment	(1,363,509)	(694,215)	(2,057,724)
Net loss/comprehensive loss for the period	(5,562,839)	(2,929,800)	(8,492,639)
Loss per share – basic and diluted	(0.06)	(0.03)	(0.09)

Consolidated Statement of Cash Flows		Change in
	April 30, 2007 as	Accounting Policy
	previously reported	Adjustment	April 30, 2007 restated
Operating activities	$(1,618,081)	$(2,063,009)	$(3,681,090)
Investing activities	(1,838,515)	2,063,009	224,494

Consolidated Statement of	January 31, 2007	Restatement	Change in
Operations and Comprehensive	as previously	Adjustment	Accounting Policy	January 31, 2007
Loss and Deficit	reported	(Note 28)	Adjustment	restated
Exploration and development costs	$-	$-	$(10,930,276)	$(10,930,276)
Gain on dilution of equity investment	-	2,000,514	(298,925)	1,701,589
Loss from equity investment	-	(191,400)	(523,356)	(714,756)
Stock-based compensation	(8,805,950)	(6,156,781)	-	(14,962,731)
Net loss/comprehensive loss for the period	(14,612,368)	(4,347,667)	(11,752,557)	(30,712,592)
Loss per share – basic and diluted	(0.19)	(0.06)	(0.15)	(0.40)

Consolidated Statement of Cash Flows		Change in
	January 31, 2007 as	Accounting Policy	January 31, 2007
	previously reported	Adjustment	restated
Operating activities	$(4,103,416)	$(10,403,459)	$(14,506,875)
Investing activities	(22,799,414)	10,403,459	(12,395,955)

3.

 INVENTORY

	May 31, 2009	May 31, 2008
Raw materials and supplies	$1,038,999	$-

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 100

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 101

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

6.

EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of other properties are detailed below:

	Twelve months	One month ended	Twelve months ended
	ended May 31, 2009	May 31, 2008	April 30, 2008
Drilling costs	$1,410,591	$3,842	$4,992,578
Trenching	78,024	22,862	370,845
Engineering and consulting	979,463	1,186	640,722
Geologist	201,258	37,921	417,351
Property permits	-	33,818	-
Environment	162,859	8,153	117,545
Logistics	153,229	7,921	85,810
Indirect drilling costs	192,953	36,739	852,446
Engineering and design	145,285	25,224	335,193
Transportation	-	-	102,686
Communications	49,396	-	62,370
Topography	7,531	1,956	37,797
Technical support	68	-	9,824
Bridges	353,468	-	(12,810)
Roads	22,581	1,693	8,727
Amortization on operating equipment	4,033,720	368,809	2,901,942
Stock-based compensation (Note 16)	(28,564)	12,113	581,068
Capitalized interest expense	-	-	186,110
	$7,761,862	$562,237	$11,690,204

	Three months ended	Twelve months ended
	April 30, 2007	January 31, 2007
Drilling costs	$764,340	$4,358,203
Trenching	1,162,227	1,595,877
Engineering and consulting	101,475	1,036,658
Geologist	432,252	149,757
Property permits	1,004	256,359
Environment	13,958	265,305
Logistics	112,109	150,935
Indirect drilling costs	156,399	18,314
Engineering and design	53,041	77,975
Transportation	34,103	93,365
Communications	11,000	107,314
Topography	13,926	85,181
Technical support	18,010	78,677
Bridges	10,247	45,295
Roads	(821,082)	2,084,244
Amortization on operating equipment	104,346	422,985
Stock-based compensation (Note 16)	-	103,832
	$2,167,355	$10,930,276

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 102

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 103

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 104

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 105

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

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

Estimated principal repayments, assuming a future gold price from $900 to $1,000 and earliest redemption dates, are as follows:

2010	$15,653,483
2011	16,107,666
$31,761,149

15.

CONVERTIBLE SENIOR SECURED NOTES

	May 31, 2009	May 31, 2008
Convertible senior secured notes	$34,794,455	$-
Less estimated current portion	-	-
	$34,794,455	$-

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 106

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

Estimated principal payments are as follows:

2010	$-
2011	44,000,000
$44,000,000

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 107

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 108

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

Stock option transactions are summarized as follows:

	Number	Weighted Average
	of Shares	Exercise Price (CAD$)
Balance at April 30, 2007	8,115,767	1.76
Granted	1,375,000	2.41
Exercised	(1,055,883)	0.53
Expired	(319,750)	2.42
Balance at May 31, 2008	8,115,134	1.83
Granted	1,370,000	0.85
Exercised	(81,480)	0.50
Expired	(909,676)	2.17
Forfeited	(58,125)	2.32
Balance at May 31, 2009	8,435,853	1.64

Number of stock options exercisable	7,592,103	1.72

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 109

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 110

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 111

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 112

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 113

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

19.

RELATED PARTY TRANSACTIONS (continued)

e)

At May 31, 2009, $25,925 was owed to an officer of the Company.

20.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Twelve months	One month	Twelve months	Three months	Twelve months
	ended May 31,	ended May 31,	ended	ended	ended January 31,
	2009	2008	April 30, 2008	April 30, 2007	2007

Statutory tax rate	30.38%	30.67%	33.08%	34.12%	34.12%
(Loss) for the period	$(21,099,866)	$(5,544,998)	$(16,111,008)	$(8,492,637)	$(30,712,592)
Income tax recovery	(6,409,084)	(1,700,651)	(5,329,521)	(2,897,688)	(10,479,136)
Permanent differences	(4,746,965)	(145,691)	508,419	807,187	4,956,888
Income tax rate change and differential	5,551,802	630,937	4,933,488	1,548,509	4,413,448
Foreign exchange	(1,131,760)	-	-	-	-
Cost of previously unrecognized tax pools	1,480,781	-	-	-	-
Change in functional currency foreign exchange impact	4,010,847	-	-	-	-
Change in valuation allowance	1,244,379	1,215,405	(112,386)	541,992	1,108,800

Income tax recovery	-	-	-	-	-

The significant components of the Company’s future income tax assets (liabilities) are as follows:

		May 31, 2008
	May 31, 2009	(Note 2)

Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$4,573,299	$3,268,748
Equipment and exploration properties	48,335	55,198
Deferred financing costs	2,261,949	1,633,312
Future income tax on investment	-	(290,579)
Foreign exchange gain on notes	(556,181)	-
Senior secured notes	(442,636)
Other	12,285	13,136
Total future income tax assets	$5,897,051	$4,679,815
Valuation allowance	(5,897,051)	(4,679,815)
Net future income tax assets	-	-

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 114

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

21.

SEGMENT INFORMATION

The Company has one operating segment which is the exploration of resource properties.  Details of geographic information are as follows:

May 31, 2009	Canada	Panama	Total
Interest income	$120,735	$48,631	$169,366
Property and equipment	-	$12,879,658	$12,879,658
Mineral properties	-	$60,843,501	$60,843,501
May 31, 2008
Interest income	$2,825	$75,833	$78,658
Property and equipment	-	$16,779,149	$16,779,149
Mineral properties	-	$37,739,133	$37,739,133
April 30, 2008
Interest income	$39,627	$12,299	$51,926
Property and equipment	-	$16,862,789	$16,862,789
Mineral properties	-	$35,394,279	$35,394,279
April 30, 2007
Interest income	$41,115	$7,965	$49,080
Property and equipment	$57,183	$4,770,816	$4,827,999
Mineral properties		$12,748,966	$12,748,966
January 31, 2007
Interest income	$232,599	$27,794	$260,393
Property and equipment	$73,157	$4,362,739	$4,435,896
Mineral properties		$7,034,686	$7,034,686

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 115

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 116

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 117

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

24.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Twelve Months		Twelve months	Three months	Twelve
	ended May 31,	One month ended	ended April 30,	ended April 30,	months ended
	2009	May 31, 2008	2008	2007	January 31, 2007
Non-cash investing and financing activities
Finder’s fees	$-	$638,354	$86,439	$-	$721,018
Share issue costs	-	(638,354)	(86,439)		(721,018)
Debt issuance costs	112,686
Warrants	(112,686)
Settlement of advances for deferred services	-	-	(4,404,000)	-	-
Settlement of advances for property and equipment and mineral properties	-		(3,394,847)	-	-
Shares issued for legal settlement	-	-	264,438	-	-
Property and equipment acquired through credit line facility and capital leases	2,058,197	-	10,541,877	-	-

Mineral properties incurred through payables	5,147,462	1,441,668	2,539,496	3,304,493	450,353
Property and equipment incurred through payables	1,071,255	-	-	162,637	-
Deferred services and materials financed by a reduction in amounts payable to Petaquilla Copper Ltd.	156,597	11,271	135,252	-	-
Asset retirement obligation capitalized to mineral properties	-	-	-	4,000,000	-

Interest paid in cash	$14,224,440	$5,751,180	$68,618	$58,990	$-
Income taxes paid in cash	-	-	-	-	-

	May 31, 2009	May 31, 2008
Cash and cash equivalents consist of:
Cash	$3,440,168	$6,394,962
Term deposits	135,000	6,455,175
	$3,575,168	$12,850,137

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 118

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 119

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 120

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

Loss for the periods

	Twelve months ended	One month ended	Twelve months ended
	May 31, 2009	May 31,	April 30,
		2008	2008
		(Note 2)	(Note 2)
(Loss) for the period – Canadian GAAP	$(21,099,866)	$(5,544,998)	$(16,111,007)
Gain on dilution of equity investment (b)	(2,238,492)	-	(12,582,085)
Mineral properties expensed under U.S. GAAP (c)	(17,562,548)	(1,884,160)	(22,680,970)
Revenue recognized (k)	653,941	-	-
Cost of goods sold (k)	(1,260,127)	-	-
Amortization (k)	(640,425)	-	-
Write down of inventory in finished goods and work in progress	(2,404,695)	-	-
Change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (l)	22,871,582	-	-
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	(9,639,262)	-	1,622,000
Foreign exchange on difference in senior secured notes under U.S. GAAP	3,180,313	-	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (h)	(18,712,488)	3,831,931	-
Net loss – U.S. GAAP	$(46,852,067)	$(3,597,227)	$(49,752,062)
Other comprehensive (loss) gain
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	(4,648,716)	487,574	716,555
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	9,639,262	-	(1,622,000)
Foreign exchange on difference in senior secured notes under U.S. GAAP	(3,180,313)	-	-
Comprehensive loss for the year	$(45,041,834)	$(3,106,653)	$(50,657,507)
Basic and diluted loss per share – U.S. GAAP	$(0.49)	$(0.04)	$(0.53)

	Three months ended April 30,	Twelve months ended January
	2007	31, 2007

	(Note 2)	(Note 2)

(Loss) for the period – Canadian GAAP	$(8,492,639)	$(30,712,592)
Gain on dilution of equity investment (b)	(632,396)	(1,701,589)
Mineral properties expensed under U.S. GAAP (c)	(5,510,801)	(3,540,104)
Foreign exchange on difference in mineral properties under U.S. GAAP	-	272,000
Net loss – U.S. GAAP	$(14,635,836)	$(35,682,285)
Other comprehensive (loss) gain
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	923,990	(598,731)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	(272,000)
Comprehensive loss for the year	$(13,711,846)	$(36,553,016)
Basic and diluted loss per share – U.S. GAAP	$(0.16)	$(0.46)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 121

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED     ACCOUNTING PRINCIPLES (continued)

Balance Sheets	May 31 2009	May 31, 2008
		(Note 2)
Total assets – Canadian GAAP	$81,543,823	$71,208,177
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (c)(k)	(55,001,369)	(33,788,515)
Total assets – U.S. GAAP	$26,542,454	$37,419,662
Liabilities – Canadian GAAP	$90,464,111	$56,602,043
Allocation of fair value of senior notes under U.S. GAAP (h)	-	(13,636,333)
Derivative liability – warrants (l)	6,292,830	-
Equity component of convertible debt treated as a liability under U.S. GAAP (i)	495,121	-
Liabilities – U.S. GAAP	$97,252,062	$42,965,710

Shareholder’ s equity (deficit) - Canadian GAAP	$(8,920,288)	$14,606,134

Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (c)(k)	(55,001,369)	(33,788,515)
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	1,622,000
Difference in accumulated other comprehensive income	4,564,949	(1,622,000)
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (l)	22,871,582	-
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U.S. GAAP (l)	(29,164,412)	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (h)	(14,903,816)	3,831,931
Allocation of fair value of senior secured notes under U.S. GAAP (h)	14,903,816	9,804,402
Equity component of convertible debenture treated as a liability under U.S. GAAP (i)	(495,121)	-
Shareholders’ equity (deficit) – U.S. GAAP	$(70,709,608)	$(5,546,048)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 122

PETAQUILLA MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States Dollars)

Twelve Months Ended May 31, 2009, One Month Ended May 31, 2008, Twelve Months Ended April 30, 2008, Three Months Ended April 30, 2007 and Twelve Months Ended January 31, 2007

29.

 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED     ACCOUNTING PRINCIPLES (continued)

Mineral Properties	May 31, 2009	May 31 , 2008

		(Notes 2 and 28 (a))

Mineral properties – Canadian GAAP	$60,843,501	$37,739,133
Amortization (k)	(640,425)	-
Revenue recognized under U.S. GAAP (k)	653,941	-
Cost of goods sold (k)	(1,260,127)	-
Inventory write-down (k)	(2,404,695)	-
Reclassification of work-in-progress and finished goods to current assets	(2,868,999)	-
Mineral properties expensed under U.S. GAAP (c)	(51,350,063)	(33,788,515)
Mineral properties – U.S. GAAP	$2,973,133	$3,950,618

Statement of Cash Flows
	Twelve months	One month ended	Twelve months ended
	ended May 31, 2009	May 31, 2008	April 30, 2008
		(Note 2)	(Notes 2 and 28 (a))

Cash (used in) provided by operating activities – Canadian GAAP	$(16,010,085)	$(10,134,316)	$(6,667,860)
Expenditures on mineral properties	(27,201,810)	(1,884,160)	(21,058,970)
Cash used in operating activities – U.S. GAAP	$(43,211,895)	$(12,018,476)	$(27,726,830)
Cash from (used in) financing activities – Canadian	$(1,260,198)	$23,380,108	$30,654,125
Cash from (used in) financing activities – U.S. GAAP	$(1,260,198)	$23,380,108	$30,654,125
Cash from (used in) investing activities – Canadian GAAP	$8,164,377	$(1,289,902)	$(19,977,584)

Expenditures on mineral properties	27,201,810	1,884,160	21,058,970
Cash from investing activities – U.S. GAAP	$35,366,187	$594,258	$1,081,386
Cash and cash equivalents, end of period – Canadian GAAP	$3,575,168	$12,850,137	$1,766,256
Cash and cash equivalents, end of period – U.S. GAAP	$3,575,168	$12,850,137	$1,766,256

Statement of Cash Flows	Three months ended	Twelve months ended
	April 30, 2007	January 31, 2007

Cash (used in) provided by operating activities – Canadian GAAP	$(3,681,090)	$(14,506,875)
Expenditures on mineral properties	(5,510,801	(3,268,104)
Cash used in operating activities – U.S. GAAP	$(9,191,891)	$(18,046,979)
Cash from (used in) financing activities – Canadian GAAP	$(855,509)	$25,349,210
Cash from (used in) financing activities – U.S. GAAP	$(855,509)	$25,349,210
Cash from (used in) investing activities – Canadian GAAP	$224,494	$(12,395,955)
Expenditures on mineral properties	5,510,801	3,268,104
Cash from investing activities – U.S. GAAP	$5,735,295	$(9,127,851)

Cash and cash equivalents, end of period – Canadian GAAP	$1,606,693	$5,887,701
Cash and cash equivalents, end of period – U.S. GAAP	$1,606,693	$5,887,701

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 123

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 124

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 125

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 126

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 127

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 128

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

Notes to the Consolidated Financial Statements

(b)  Exhibits

Exhibit Number	Description of Document
*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan
2.B.	Amended and Restated Senior Secured Notes Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada made as of March 25, 2009
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama), S.A. with respect to the Iglesias Property
*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. And Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
*4.T.	Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A.
*4.U.	Employment agreement dated February 11, 2008, between Petaquilla Minerals Ltd. and Bassam Moubarak
*4.V.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (original Spanish version)
4.W.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (English translation of original Spanish version)
*8.	Subsidiaries of Petaquilla Minerals Ltd.
*11.A	Code of Business Ethics and Conduct dated May 31, 2008
*11.B	Whistle-Blower Policy dated May 31, 2008

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 129

Exhibit Number	Description of Document
12.A	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.B	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.A	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 130

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on amended Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 29th day of January, 2010.

PETAQUILLA MINERALS LTD.

By:	/s/ Joao Manuel	By:	/s/ Julie van Baarsen
	Joao Manuel , President and Chief Executive Officer (principal executive officer)		Julie van Baarsen , Chief Financial Officer (principal financial and accounting officer)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 131

Exhibit 2.B

EXECUTION COPY

AMENDED AND RESTATED SENIOR SECURED NOTE INDENTURE

between

PETAQUILLA MINERALS LTD.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF

Senior SecuredNotes

of Petaquilla Minerals Ltd.

Made as of March 25, 2009

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 132

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 133

(ii)

5.	SENIORITY		27

	5.1	Seniority	27

6.	COVENANTS OF PTQ		27

	6.1	General Covenants	27
	6.2	Trustee’s Remuneration and Expenses	30
	6.3	Trustee to Give Notice of Default	30
	6.4	Performance of Covenants by Trustee	30

7.	DEFAULT AND ENFORCEMENT		30

	7.1	Events of Default	30
	7.2	Acceleration on Default	31
	7.3	Waiver of Default or Breach	32
	7.4	Proceedings by the Trustee	32
	7.5	Suits by Noteholders	33
	7.6	Application of Moneys Received by Trustee	33
	7.7	Distribution of Proceeds	34
	7.8	Trustee Appointed Attorney	34
	7.9	Remedies Cumulative	34
	7.10	Judgment Against PTQ	34

8.	SATISFACTION AND DISCHARGE		35

	8.1	Cancellation and Destruction	35
	8.2	Non-Presentation of Notes	35
	8.3	Repayment of Unclaimed Moneys to PTQ	35
	8.4	Release from Covenants	35

9.	CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER		36

	9.1	Certain Requirements in Respect of Merger, etc	36
	9.2	Vesting of Powers in Successor	36
	9.3	Execution of Supplemental Indenture	37

10.	MEETINGS OF NOTEHOLDERS		37

	10.1	Right to Convene Meeting	37
	10.2	Notice of Meeting of Noteholders	38
	10.3	Quorum	38
	10.4	Chairman	38
	10.5	Power to Adjourn	38
	10.6	Show of Hands	39
	10.7	Poll	39
	10.8	Voting	39
	10.9	Record Dates	39
	10.10	Proxies	39
	10.11	Resolution in Lieu of Meeting	40
	10.12	PTQ and Trustee may be Represented	40
	10.13	Powers Exercisable by Special Resolution	40

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 134

(iii)

	10.14	Meaning of "Special Resolution"	42
	10.15	Minutes	42
	10.16	Effect of Resolutions	42

11.	SUPPLEMENTAL INDENTURES		43

	11.1	Provision for Supplemental Indentures for Certain Purposes	43
	11.2	Binding Effect of Modifications	43

12.	CONCERNING THE TRUSTEE		44

	12.1	Conditions Precedent to Trustee’s Obligation to Act	44
	12.2	Requirement for Funds and Indemnity	44
	12.3	Evidence	44
	12.4	Experts and Advisers	45
	12.5	Documents, Moneys, etc. Held by Trustee	45
	12.6	Action by Trustee to Protect Interests	45
	12.7	Trustee not Required to give Security	46
	12.8	Protection of Trustee	46
	12.9	Replacement of Trustee	48
	12.10	Trustee Not Bound to Act	49
	12.11	Conflict of Interest	49
	12.12	Delegation of Powers	49
	12.13	Acceptance of Trust	50
	12.14	Privacy Issues	50
	12.15	Third Party Interests	50
	12.16	Environmental Indemnity	50

13.	GUARANTEE		51

	13.1	Guarantee	51
	13.2	Subordination of Claims and Postponement of Subordination	54

14.	MISCELLANEOUS		55

	14.1	Manner of Giving Notice	55
	14.2	Day not a Business Day	56
	14.3	Execution and Effect of Restated Indenture	56
	14.4	Consolidations	56
	14.5	Counterparts	56
	14.6	Severability	57
	14.7	Headings for Reference Only and Preamble	57
	14.8	Successors and Assigns	57
	14.9	Time of the Essence	57
	14.10	Governing Law	57
	14.11	Force Majeure	57
	14.12	Entire Agreement	58

APPENDIX “I”			1

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 135

(iv)

1.	CONVERSION RIGHTS		1

	1.1	Conversion Privilege of the Series D Noteholder	1
	1.2	Manner of Exercise of Right to Convert	1
	1.3	Adjustment of Conversion Price	2
	1.4	No Requirement to Issue Fractional Shares	5
	1.5	Corporation to Reserve Common Shares	6
	1.6	Taxes and Charges on Conversion	6
	1.7	Cancellation of Converted Series D Notes	6
	1.8	Certificate as to Adjustment	6
	1.9	Notice of Special Matters	7
	1.10	Obligations of PTQ Regarding Calculations	7
	1.11	Protection of Trustee	7

Schedule "A" – Form of Notes (other than Series D Notes)
Schedule "B" – Form of Series D Notes

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 136

PETAQUILLA MINERALS LTD.

Senior Secured Note Indenture

THIS INDENTURE  is  made  as  of  the  25th  day  of  March,  2009,

BETWEEN:	PETAQUILLA MINERALS LTD. ("PTQ") ;
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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 137

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 138

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 139

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 140

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

“Permitted Investments” means, for any Person, investments made on or after the date of this Indenture consisting of:

(i)

Investments by PTQ, or by a Subsidiary thereof, in PTQ or a Subsidiary of PTQ;

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 141

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 142

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

“Redemption Date” when used with respect to any Note to be redeemed means the date fixed for such redemption by or pursuant to this Indenture;

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 143

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

"Successor" has the meaning ascribed thereto in section 9.1;

“Taxes” means all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities;

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 144

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 145

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 146

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 147

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 148

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 149

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 150

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 151

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 152

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 153

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 154

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 155

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 156

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 157

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment
Over U.S. $1000	U.S. $8,000,000
U.S. $900 - $1000	U.S. $6,000,000
U.S. $800 - $900	U.S. $4,000,000
Less than U.S. $800	$0 (no principal payment required)

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 158

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 159

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 160

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 161

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 162

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 163

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 164

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 165

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 166

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 167

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

PTQ shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Indenture.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 168

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 169

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 170

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 171

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 172

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 173

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 174

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 175

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 176

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 177

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 178

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 179

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 180

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 181

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 182

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 183

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 184

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 185

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 186

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 187

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 188

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 189

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 190

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

(b)

in the case of the Trustee, as follows:

COMPUTERSHARE TRUST COMPANY OF CANADA

510 Burrard Street, 3rd Floor

Vancouver, British Columbia V6C 3B9

Attention:

Manager, Corporate Trust

Telecopier:

(604) 661-9403

(c)

in the case of PTQ, as follows:

PETAQUILLA MINERALS LTD.

475 West Georgia Street, Suite 410

Vancouver, British Columbia V6B 4M9

Attention:

President and Chief Executive Officer

Telecopier:

(604) 694-0063

With a copy to:

VECTOR CORPORATE FINANCE LAWYERS

1040-999 West Hastings Street

Vancouver, B.C., V6C 2W2

Attention:

Mr. Graham H. Scott

Telecopier :

(604) 683-2643

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 191

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 192

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 193

14.12

Entire Agreement

This Indenture and all documents contemplated by or delivered under or in connection with this Indenture, constitute the entire agreement between the parties with respect to the subject matter and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and undertakings, whether written or verbal.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 194

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date indicated on the first page of this Indenture.

PETAQUILLA MINERALS LTD.

Per:  /s/ Bassam Moubarak

Name:  Bassam Moubarak

Title:

CFO

ADRIAN RESOURCES (BVI) LTD.

Per:  /s/ Bassam Moubarak

Name:  Bassam Moubarak

Title:

PETAQUILLA MINERALS, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

PETAQUILLA GOLD, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

COMPANIA MINERA BELENCILLO, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 195

PETAQUILLA INFRAESTRUCTURA, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

AQUA AZURE, S.A.

Per:  /s/ Richard Fifer

Name:  Richard Fifer

Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:  /s/ Alice Kollen

Name:  Alice Kollen

Title:

Professional, Corporate Trust

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:  /s/ Garbriel Ducharme

Name:  Gabriel Ducharme

Title:

Professional, Corporate Trust

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 196

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 197

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 198

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 199

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 200

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 201

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

1.7

Cancellation of Converted Series D Notes

All Series D Notes converted in whole or in part under the provisions of this Article 1 shall be forthwith delivered to and cancelled by the Trustee.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 202

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 203

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 204

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 205

FORM OF SENIOR SECURED NOTES

NO. Å	US$Å

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 206

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

DATED as of the 21st day of May, 2008.

PETAQUILLA MINERALS LTD
By:
(Authorized Officer)

By:
(Authorized Officer)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 207

TRUSTEE’S CERTIFICATE

This Note is one of the Senior Secured Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 208

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

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 209

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 210

FORM OF SERIES D NOTES

NO. Å	US$Å

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 212

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 213

IN WITNESS WHEREOF PTQ has caused this Note to be signed by its duly authorized signing authorities.

DATED as of the 25th day of March, 2009.

PETAQUILLA MINERALS LTD
By:
(Authorized Officer)

By:
(Authorized Officer)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 214

TRUSTEE’S CERTIFICATE

This Note is one of the Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 215

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

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 216

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

Dated: ____________________________

(SIGNATURE OF TRANSFEREE)

Print Name:

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 217

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 218

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 219

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 220

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 221

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 222

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 223

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 224

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

5 and thereafter

1.50

5.

The COMPANY shall pay THE STATE in cash, subject to the deductions established by Clause Thirteen of this Agreement, surface canons per each hectare covering the zones identified as Areas(s) of the Project according to Clause Four of this Agreement, and annual royalties for extracted minerals according to the following table:

Type of	First 5	From the	11th year and	Royalty
Mineral	years	6th to the	thereafter
		10th year
I	B/. 0.75	B/. 1.25	B/. 2.00	2%
II	1.00	2.00	3.00	2%
III	1.00	2.00	3.00	4%
IV	1.00	2.50	3.50	2%
V	0.50	1.00	1.00	2%
VI	1.50	3.00	4.00	2%

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 225

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 226

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

CLAUSE SIX

Development and Investment Commitment

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 227

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 228

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 229

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 230

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 231

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

a)

Annual deduction in concept of exhaustion for each one of the mineral deposits pursuant to the stipulations of Point b, numeral 6 of this Clause.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 232

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

Category A:

7%

Category B:

15%

Category C:

25%

Category D:

33%

Category E:

20%

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 233

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

FORMULA TO BE APPLIED

Step 1:

TA = RMI + UP + RA

UP

Step 2:

RMf = RMI – UP + RA

Step 3:

VA = (RMf x UP~~f~~ x RA) X PR

Step 4:

DA = TA x VA

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 234

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 235

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 236

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 237

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 238

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 239

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 240

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

For THE COMPANY:

/sgd/

/sgd/

NITZIA R. DE VILLARRAL

RICHARD FIFER

For GEORECURSOS:

For ADRIAN:

/sgd/

/sgd/

RICHARD FIFER

RICHARD FIFER

Countersignature:

GUSTAVO PERZ

Comptroller General of the Republic

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 241

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 242

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 243

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

Rolling Equipment Workshop/Warehouse/Dry Explosive Warehouse

Testing Laboratory

WASTE AND RESTORATION SYSTEM US$28,000,000.00

INFRASTRUCTURE AND INSTALLATION US$13,000,000.00

Construction Camp

Aeronautic Installations

New Airdrome/Landing Strip

PORT US$47,000,000.00

Conditioning of Site and Streets

Water System and Pipes

Generation of Electric Energy

Installations for Shipment of Concentrate and Supplies

Note:  The foregoing figures are subject to variation on the basis of final results of the Feasibility Study.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 244

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

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 245

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

by ADRIAN RESOURCES, S.A.

by MINERA PETAQUILLA, S.A.

(signed)

(signed)

JUAN FRANCISCO PARDINI

RICHARD FIFER

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 246

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

President

Secretary General

NATIONAL EXECUTIVE BODY.  MINISTRY OF THE PRESIDENCY

PANAMA, REPUBLIC OF PANAMA, FEBRUARY 26, 1997

ERNESTO PEREZ BALLADARES

RAUL ARANGO GASTEAZORO

President of the Republic

Ministry of Commerce and Industries

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 247

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

Date:

January 29, 2010

By:	/s/ Joao Manuel
Joao Manuel
President and Chief Executive Officer
(principal executive officer )

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 248

EXHIBIT 12.B

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT 2002

I, Julie van Baarsen , Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

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

Date:

January 29, 2010

By:	/s/ Julie van Baarsen
Julie van Baarsen
Chief Financial Officer
(principal financial officer)

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 249

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

Dated:  January 29, 2010

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 250

EXHIBIT 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 2 to the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Julie van Baarsen , Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/Julie van Baarsen
Julie van Baarsen
(principal financial officer)

Dated:  January 29, 2010

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F/A_Amendment No. 2_Fiscal Year Ended 2009 May 31	Page 251