Form 20-F
period 2010-05-31
PETAQUILLA MINERALS LTD
filed 2010-09-02
CIK 947121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from ________________ to ___________________

Commission file number: 000-26296

Petaquilla Minerals Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Julie van Baarsen, telephone (604) 694-0021, facsimile (604) 694-0063,
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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

125,281,951 common shares, without par value, as at May 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes [X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding year (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding year (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17	[ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes [X] No

PETAQUILLA MINERALS LTD. SECURITIES AND EXCHANGE COMMISSION FORM 20-F TABLE OF CONTENTS	Page No.

	GLOSSARY OF MINING TERMS	8
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	10
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	10
	CURRENCY PRESENTATION	11
	INTRODUCTION	12

PART I		12

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3.	KEY INFORMATION	12
3.A.	Selected Financial Data	12
3.B.	Capitalization and Indebtedness	15
3.C.	Reasons for the Offer and Use of Proceeds	16
3.D.	Risk Factors	16
	Mining operations and projects are vulnerable to supply chain disruptions and our operations and development projects could be adversely affected by shortages of, as well aslead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant equipment.	16
	We face uncertainty and risks in our exploration and project evaluation activities.	16
	We face many risks related to the development of our mining projects that may adversely affect our results of operations and profitability.	17
	We may require additional funding in order to continue our operations.	18
	Our level of indebtedness could adversely affect our business.	18
	We face many risks related to our operations that may adversely affect our cash flows and overall profitability.	19
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.	19
	We face risks related to operations in foreign countries.	20
	The requirements of the Ley Petaquilla may have an adverse impact on us.	20
	Our operations are subject to environmental and other regulation.	21
	Our directors may have conflicts of interest.	22
	Environmental protestors are present in Panama.	22
	Our common shares are subject to penny stock rules, which could affect trading in our shares.	22
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.	22
	If we are characterized as a Passive Foreign Investment Company (“PFIC”), our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.	22
ITEM 4.	INFORMATION ON THE COMPANY	23

4.A.	History and Development of the Company	23
	Molejon Property – Panama	24
	Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years	24
	Current Capital Expenditures and Divestitures	24
	Public Takeover Offers	25
4.B.	Business Overview	25
4.C.	Organizational Structure	26
	Corporate Entities Chart as at August 30, 2010	27
4.D.	Property, Plant and Equipment	28
	Mineral Concession Lands	28
	Introduction	28
	Property Location	28
	Location, Access & Physiography	30
	Plant and Equipment	31
	Title	33
	Exploration History	34
	Outlook – 2011	38
	Regional and Local Geology	38
	Mineralization	39
	Doing Business in Panama	40

ITEM 4A.	UNRESOLVED STAFF COMMENTS	42

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
5.A.	Operating Results	42
	Year Ended May 31, 2010, Compared to Year Ended May 31, 2009	43
	Year Ended May 31, 2009, Compared to Year Ended May 31, 2008	44
	One Month Ended May 31, 2008, Compared to One Month Ended May 31, 2007	45
	Year Ended April 30, 2008, Compared to Year Ended April 30, 2007	46
5.B	Liquidity and Capital Resources	48
	May 31, 2010, Compared with May 31, 2009	50
	May 31, 2009, Compared with May 31, 2008	50
	May 31, 2008, Compared with April 30, 2008	51
	April 30, 2008, Compared to April 30, 2007	52
5.C.	Research and Development, Patents and Licenses, etc.	52
5.D.	Trend Information	53
5.E.	Off-Balance Sheet Arrangements	53
5.F.	Tabular Disclosure of Contractual Obligations	53
5.G.	Safe Harbour	55
5.H.	Non-GAAP Measures	55

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
6.A.	Directors and Senior Management	56
6.B.	Compensation	57
	Cash and Non-Cash Compensation – Directors and Officers	57
	Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2010	58
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	59
	Defined Benefit or Actuarial Plan Disclosure	59
	Termination of Employment, Change in Responsibilities and Employment Contracts	59
	Directors	60

6 .C.	Board Practices	60
6 .D.	Employees	60
6 .E.	Share Ownership	61
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
7 .A.	Major Shareholders	62
7 .B.	Related Party Transactions	62
7 .C.	Interests of Experts and Counsel	63

ITEM 8.	FINANCIAL INFORMATION	64
8 .A.	Consolidated Statements and Other Financial Information	64
8 .B.	Significant Changes	64

ITEM 9.	THE OFFER AND LISTING	65
9 .A.	Offer and Listing Details	65
9 .B.	Plan of Distribution	67
9 .C.	Markets	67
9 .D.	Selling Shareholders	67
9 .E.	Dilution	68
9 .F.	Expenses of the Issue	68

ITEM 10.	ADDITIONAL INFORMATION	68
10 .A.	Share Capital	68
10 .B.	Memorandum and Articles of Association	68
10 .C.	Material Contracts	69
10 .D.	Exchange Controls	69
10 .E.	Taxation	70
	Material Canadian Federal Income Tax Consequences	70
	Dividends	71
	Capital Gains	71
	Material United States Federal Income Tax Consequences	72
	U.S. Holders	72
	Distributions on our Common Shares	72
	Disposition of our Common Shares	73
	Passive Foreign Investment Company	73
	Foreign Tax Credit	74
	Controlled Foreign Corporation	74
	Information Reporting; Backup Withholding	75
10 .F.	Dividends and Paying Agents	75
10 .G.	Statement by Experts	75
10 .H.	Documents on Display	75
10 .I.	Subsidiary Information	75

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	76

PART II		77

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

cuttoff grade

the deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit calculations and below which material is considered waste. May be either an external cutoff grade, which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade, which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates

diamond drill	a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid sample (drill core) of the material that is drilled
epithermal	a term applied to those mineral deposits formed in and along fissures or other openings in rocks by deposition at shallow depths from ascending hot solutions exploration information

geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit indicated mineral resource

that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed inferred mineral resource

that part of a Mineral Resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes junior resource company

as used herein means a company whose mineral resource properties are in the exploration phase only and which is wholly or substantially dependent on equity financing or joint ventures to fund its ongoing activities measured mineral resource

that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity mineral deposit, deposit or mineralized material

a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify under standards of the Securities Exchange Commission as a commercially mineable ore body or as containing ore reserves, until final legal, technical and economic factors have been resolved mineral reserve

the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined mineral resource

a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge open pit mining

the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit

ore	a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated
ounces	troy ounces
oz/tonne	troy ounces per metric ton
ppb	parts per billion
ppm	parts per million
porphyry deposit	a disseminated mineral deposit often closely associated with porphyritic intrusive rocks;
preliminary feasibility study

a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve probable mineral reserve

the economically mineable part of an Indicated mineral resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Such Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified proven mineral reserve

the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  Such study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified qualified person

an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association stockwork

a rock mass so interpenetrated by small veins of ore that the whole must be mined together. Stockworks are distinguished from tabular or sheet deposits, (i.e. veins or beds), which have a small degree of thickness in comparison with their extension in the main plane of the deposit

strike length	the longest horizontal dimensions of a body or zone of mineralization
stripping ratio	the ratio of waste material to ore that is experienced in mining an ore
tonne	body, metric ton (2,204 pounds)

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

Accordingly, information contained in this Annual Report contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements.

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

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Annual Report on Form 20-F. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Statements in this Annual Report on Form 20-F regarding expected completion dates of feasibility studies, anticipated mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications. Additional information about these and other assumptions, risks and uncertainties that may affect our future financial performance are set out in Item 3.D. – Key Information – Risk Factors.

Forward-looking statements in this Annual Report on Form 20-F are as of August 30, 2010. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY PRESENTATION

This Annual Report on Form 20-F contains references to United States dollars and Canadian dollars. Unless otherwise indicated, all dollar amounts referred to herein are expressed in United States dollars and all financial information presented has been prepared in accordance with Canadian generally accepted accounting principles. Measurement differences between Canadian generally accepted accounting principles and those in the United States, as applicable to our company, are set forth in Item 3.A. and Note 27 to the accompanying financial statements of our company. Canadian dollars are referred to as “CAD$”.

INTRODUCTION

Petaquilla Minerals Ltd. is organized under the British Columbia Business Corporations Act. As used in this Annual Report on Form 20-F (the “Annual Report”), the terms “Petaquilla”, “we”, “us” and “our” refer to Petaquilla Minerals Ltd. and our subsidiaries unless otherwise indicated or if the context otherwise requires. We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.

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

The information set forth in this Annual Report is as at August 30, 2010, unless an earlier or later date is indicated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The following tables summarize our selected consolidated financial data prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled for measurement differences to United States generally accepted accounting principles (“U.S. GAAP”). The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. Note 27 of our consolidated financial statements, included with this filing, sets forth the material variations in U.S. GAAP. Results for the periods presented are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended May 31	Year Ended May 31	1 Month Ended May 31		Year Ended April 30	3 Months Ended April 30	Year Ended January 31
		2010	2009	2008		2008	2007	2007	2006
(a)	Total revenue	27,827,935	$0	$0		$0	$0	$0	$0
(b)	(Loss) before extraordinary items (1)
	Total	$(26,982,082)	$(21,099,866)	$(5,544,998)	$	(16,111,007)	$(8,492,639)	$(30,712,592)	$(3,948,102)
	Per share (1)	$(0.25)	$(0.22)	$(0.06)		$(0.17)	$(0.09)	$(0.40)	$(0.06)
(c)	Total assets	$80,262,195	$81,543,823	$71,208,177		$58,789,331	$24,981,649	$22,743,078	$9,279,398
(d)	Total long-term debt	$520,464	$52,939,642	$30,939,670		$1,367,249	$631,775	$739,159	$0
(e)	Total shareholders’ equity (deficiency)	$(21,353,115)	$(8,920,288)	$14,606,134		$18,765,944	$14,370,149	$18,647,224	$8,798,091
(f)	Cash dividends declared per share	n/a	n/a	n/a		n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	125,281,951	96,040,121	95,958,641		95,958,641	89,876,951	89,367,031	70,246,303
(h)	Net earnings (loss) for the period
	Total	$(26,982,082)	$(21,099,866)	$(5,544,998)		$(16,111,007)	$(8,492,639)	$(30,712,592)	$(3,948,102)
	Per share (1)	$(0.25)	$(0.22)	$(0.06)		$(0.17)	$(0.09)	$(0.40)	$(0.06)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended May 31	Year Ended May 31	1 Month Ended May 31	Year Ended April 30	3 Months Ended April 30	Year Ended January 31
		2010	2009	2008	2008	2007	2007	2006
(a)	Total revenue	$55,776,410	$653,941	$0	$0	$0	$0	$0
(b)	(Loss) before extraordinary items (1)
	Total	$(26,675,905)	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836)	$(35,682,285)	$(4,120,582)
	Per share (1)	$(0.25)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	$(0.46)	$(0.07)
(c)	Total assets	$23,745,094	$26,542,454	$37,419,662	$36,108,361	$19,470,848	$19,202,974	$9,106,918
(d)	Total long-term debt	$5,486,053	$59,727,593	$17,303,337	$1,367,249	$631,775	$739,159	$0
(e)	Total shareholders’ equity (deficiency)	$(83,013,583)	$(70,709,608)	$(5,546,048)	$(3,915,026)	$8,859,348	$15,107,120	$8,625,611
(f)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock (number of issued and outstanding common shares)	125,281,951	96,040,121	95,958,641	95,958,641	89,876,951	89,367,031	70,246,303
(h)	Net earnings (loss) for the period
	Total	$(26,675,095)	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836)	$(35,682,285)	$(4,120,582)
	Per share (1)	$(0.25)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	$(0.46)	$(0.07)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

We have not declared nor paid any dividends since incorporation and we do not anticipate doing so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

Difference Between Canadian and Unites States Generally Accepted Accounting Principles Loss for the periods
	Year ended	Year ended	One month ended
	May 31	May 31	May 31
	2010	2009	2008
(Loss) for the period – Canadian GAAP	$(26,982,082)	$(21,099,866)	$(5,544,998)
Gain on dilution of equity investment	-	(2,238,492)	-
Mineral properties expensed under U.S. GAAP	(3,411,935)	(17,562,548)	(1,884,160)
Revenue recognized	27,948,475	653,941	-
Cost of goods sold	(24,275,977)	(1,260,127)	-
Amortization	(1,825,067)	(640,425)	-
Amortization of balls mills included in mineral properties under U.S. GAAP	(419,345)	-	-
Depletion of mineral properties under Canadian GAAP	3,338,116	-	-
Loss of variable interest entity under U.S. GAAP	69,765	-	-
Expensing of opening inventory reclassified in prior year	(2,868,999)	-	-
Write down of inventory in finished goods and work in progress	-	(2,404,695)	-
Change in fair value of warrants denominated in Canadian dollars under U.S. GAAP	1,692,320	22,871,582	-
Change in fair value of share capital issued with warrants denominated in Canadian dollars under U.S. GAAP	58,824	-	-
Canadian dollars under U.S. GAAP
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	(9,639,262)	-
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	3,180,313	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP	-	(18,712,488)	3,831,931
Net loss – U.S. GAAP	$(26,675,905)	$(46,852,067)	$(3,597,227)
Basic and diluted loss per share – U.S. GAAP	$(0.25)	$(0.49)	$(0.04)

	Year	Three months	Year
	ended April 30	ended April 30	ended January 31
	2008	2007	2007

(Loss) for the period – Canadian GAAP	$(16,111,007)	$(8,492,639)	$(30,712,592)

Gain on dilution of equity investment	(12,582,085)	(632,396)	(1,701,589)
Mineral properties expensed under U.S. GAAP	(22,680,970)	(5,510,801)	(3,540,104)

Foreign exchange on difference in mineral properties under U.S. GAAP	1,622,000	-	272,000
Net loss – U.S. GAAP	$(49,752,062)	$(14,635,836)	$(35,682,285)
Basic and diluted loss per share – U.S. GAAP	$(0.53)	$(0.16)	$(0.46)

Balance Sheets	May 31,	May 31,	May 31,
	2010	2009	2008
Total assets – Canadian GAAP	$80,262,195	$81,543,823	$71,208,177
Depletion of mineral properties added to ending inventory	(281,617)	-	-
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP	(56,235,484)	(55,001,369)	(33,788,515)
Total assets – U.S. GAAP	$23,745,094	$26,542,454	$37,419,662
Long term debt – Canadian GAAP	$520,464	$52,939,642	$30,939,670
Allocation of fair value of senior notes under U.S. GAAP	-	-	(13,636,333)
Derivative liability– warrants	4,965,589	6,292,830	-
Equity component of convertible debt treated as a liability under U.S. GAAP	-	495,121	-
Long term debt – U.S. GAAP	$5,486,053	$59,727,593	$17,303,337

Shareholders’ deficiency Canadian – GAAP
Mineral properties expensed or charged to cost of sales and revenue	$(21,353,115)	$(8,920,288)	$14,606,134
Mineral properties expensed or charged to cost of sales and revenue under U. S. GAAP	(56,235,484)	(55,001,369)	(33,788,515)
Exercise of warrants denominated in Canadian dollars under U.S. GAAP	272,000	-	-
Depletion added to ending inventory	(281,617)	-	-
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	(4,564,949)	1,622,000
Difference in accumulated other comprehensive income Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S. GAAP	4,564,949	4,564,949	(1,622,000)
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S.	22,883,272	22,871,582	-
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U. S. GAAP	(28,120,861)	(29,164,412)	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP	(14,591,713)	(14,903,816)	3,831,931
Allocation of fair value of senior secured notes under U. S. GAAP	14,591,713	14,903,816	9,804,402
Equity component of convertible debenture treated as a liability under U.S. GAAP.	(177,778)	(495,121)	-
Shareholders’ deficiency – U.S. GAAP	$(83,013,583)	$(70,709,608)	$(5,546,048)

Balance Sheets	April 30,	April 30,	January 31,
	2008	2007	2007
Total assets – Canadian GAAP	$58,789,331	$24,981,649	$22,743,078
Mineral properties expensed or charged to cost of sales and revenue under U. S. GAAP	(22,680,970)	(5,510,801)	(3,540,104)
Total assets – U.S. GAAP	$36,108,361	$19,470,848	$19,202,974
Shareholders’ equity (deficit) -Canadian GAAP	$18,765,944	$14,370,149	$18,647,224
Mineral properties expensed under U.S. GAAP	(22,680,970)	(5,510,801)	(3,540,104)
Shareholders’ equity (deficit) – U.S. GAAP	$(3,915,026)	$8,859,348	$15,107,120

3. B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry, which may have a material impact on, or constitute risk factors in respect of, our financial performance. However, there may be additional risks unknown to us and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

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

Mining operations and projects are vulnerable to supply chain disruptions and our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant equipment.

Our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, we and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and we have experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. We and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment and they command superior bargaining power relative to us, or we could at times face limited supply or increased lead time in the delivery of such items. If we experience shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment our results of operations and our financial condition could be adversely affected.

We face uncertainty and risks in our exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production of the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

We undertake revisions to our resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base. Resource restatements could negatively affect our results, financial condition and prospects, as well as our reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. We, therefore, face intense competition for the acquisition of attractive mining properties.

From time to time, we evaluate the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and our operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by us may not result in the expansion or replacement of the current production with new resources or operations. Our operating results and financial condition are directly related to the success of our exploration and acquisition efforts and our ability to replace or increase existing resources. If we are not able to maintain or increase our resources, our results of operations and our financial condition and prospects could be adversely affected.

We face many risks related to the development of our mining projects that may adversely affect our results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Our decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Our operating results and financial conditions are directly related to the success of our project developments. A failure in our ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect our results of operations and our financial condition and prospects.

We may require additional funding in order to continue our operations.

Although we have commenced commercial production at the Molejon gold property, cash flow to satisfy our operational requirements, debt repayments and cash commitments is not guaranteed from the operations of our Molejon gold plant. In the past, we have relied on sales of equity securities or debt financing to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements, debt repayments and cash commitments.

We do not presently have sufficient financial resources to undertake all of our planned exploration and development programs. The development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate operations on such properties.

We have a history of losses, an accumulated deficit and there is substantial uncertainty regarding our ability to continue as a going concern.

We have incurred net losses to date. As at May 31, 2010, we have an accumulated deficit of $146,757,018 and for the year ended May 31, 2010, incurred a loss of $26,982,082 from continuing operations. Continuing operations are dependent on us achieving profitable operations and being able to raise capital, as necessary, to meet our obligations and repay liabilities when they come due.

Should we fail to achieve profitability or, if necessary, raise sufficient capital to sustain operations, we may be forced to suspend our operations and possibly even liquidate our assets and wind-up and dissolve our company.

The consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Our level of indebtedness could adversely affect our business.

We have been unable to meet all of our obligations with respect to scheduled repayments of principal, premium and interest on our Notes and interest on our Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, we have paid $1,200,000. Under the terms of the Indenture an event of default has occurred and the Notes and Convertible Notes are currently due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

As of May 31, 2010, we had $71,387,328 in redemption amount of Notes and Convertible Notes outstanding. Subsequent to year end, we entered into a prepaid gold forward facility with Deutsche Bank AG (“Deutsche Bank”) for $45,000,000. Upon the satisfaction of certain conditions precedent and the successful completion of this transaction, net proceeds of approximately $41,000,000 will be used to extinguish a portion of the Company’s Notes and Convertible Notes. (See Note 26 to the Consolidated Financial Statements)

We may also incur additional indebtedness in the future. Our high debt levels may have important consequences for us, including, but not limited to the following:

  Our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favourable to us or at all;

  A significant amount of our operating cash flow is dedicated to the payment of interest and principal on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;

  Increasing our vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations;

  Our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general;

  We may have to offer debt or equity securities on terms that may not be favourable to us or to our shareholders;

  Limiting our flexibility in planning for, or reacting to, changes and opportunities in our business and our industry; and

  Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay the principal or interest due in respect of our indebtedness.

We face many risks related to our operations that may adversely affect our cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on our mining business, our ability to produce gold and meet our production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.

Our revenues are primarily derived from the sale of gold and the market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond our control including:

  speculative positions taken by investors or traders in gold;

  changes in the demand for gold as an investment;

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

The market price of gold has recently experienced significant volatility. During 2009, the gold price traded from a record high of $1,226.10 per ounce to a low of $801.65 per ounce. On August 27, 2010, the afternoon fixing price of gold on the London Bullion Market was $1,235.00 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate cash reserves.

We face risks related to operations in foreign countries.

Currently our properties are located only in Panama, a country with a developing mining sector but with no other commercially producing mines. Consequently, we are subject to, and our mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts. In particular, the status of Panama as a developing country may make it more difficult for us to obtain any required production financing for our properties from senior lending institutions.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or profitability.

The requirements of the Ley Petaquilla may have an adverse impact on us.

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Panama, S.A. (formerly known as Minera Petaquilla, S.A. (“MPSA”)), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although we no longer hold an interest in the copper deposits therein, we continue to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs our exploration activities.

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

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $0.50 per hectare during the first two years of the concession, $1.00 per hectare in the third and fourth years of the concession and $1.50 per hectare thereafter. The concession was granted for a 20-year term with up to two 20-year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by May 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by us and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focused on the advancement of the Molejon gold deposit by us as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with our Form 20-F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

Our operations are subject to environmental and other regulation.

Our current or future operations, including development activities and production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on our various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Our potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies. We believe that we are in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that we might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

Our directors may have conflicts of interest.

As of November 6, 2009, one of our directors, David Levy, holds a position with Platinum Management (NY) LLC, an investment advising firm to Platinum Partners Value Arbitrage Fund LP, a New York based investment fund. Platinum Partners Value Arbitrage Fund LP holds securities in us and a portion of our debt. However, Mr. Levy is not a director of nor is he an officer of Platinum Partners Value Arbitrage Fund LP nor are any of our directors insiders of any other reporting company. While currently none of our directors beneficially owns a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future. To the extent that these other companies may participate in ventures in which we may participate, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to us. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors primarily consider the potential benefits to us, the degree of risk to which we may be exposed and our financial position at that time. Other than as indicated, we have no other procedures or mechanisms to prevent conflicts of interest.

Environmental protestors are present in Panama.

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. Our operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

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

Our company, our officers and some of our directors are residents of countries other than the United States, and all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

In general, if we are or become a PFIC, any gain recognized on the sale of our common stock and any “excess distributions” (as specifically defined in the Code) paid on the common stock must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common stock. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common stock generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. For more information, see “Material United States Federal Income Tax Consequences-Passive Foreign Investment Company”.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were incorporated on October 10, 1985, under the name Adrian Resources Ltd. by registration of our Memorandum and Articles of Association with the British Columbia Registrar of Companies pursuant to the Company Act (British Columbia) (the “BCCA”). The BCCA was replaced by the Business Corporations Act (British Columbia) (the “BCA) in March 2004 and we are now governed by the BCA. Our name was changed from Adrian Resources Ltd. to Petaquilla Minerals Ltd. on October 12, 2004.

Our principal office is located at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4M9. The telephone number for our principal office is (604) 694-0021 and the facsimile number is (604) 694-0063.

We have twelve subsidiaries and one joint venture interest as detailed below:

(i)	We own all of the issued shares of Adrian Resources (BVI) Ltd., which was incorporated in the British Virgin Islands on December 17, 1999.

(ii)	Adrian Resources (BVI) Ltd. owns all of the issued shares of Petaquilla Minerals, S.A., which was incorporated in the Republic of Panama on April 28, 1992, and holds title to certain of our exploration concessions in the Republic of Panama. Although originally incorporated under the name Adrian Resources, S.A., the name of such subsidiary was changed to Petaquilla Minerals, S.A on February 3, 2005.

(iii)	Petaquilla Minerals, S.A. owns all of the issued shares of Petaquilla Gold, S.A., a Panamanian corporation formed on August 11, 2005. Petaquilla Gold, S.A. holds the Molejon gold property interest and other potential gold deposits within the Cerro Petaquilla Concession lands.

(iv)	Petaquilla Minerals, S.A. owns all of the issued shares of Instituto Petaquilla, S.A., a Panamanian corporation which was formed on April 23, 2007, to conduct training and education programs for our personnel.

(v)	Petaquilla Minerals, S.A. owns all of the issued shares of Brigadas Verdes, S.A., a Panamanian corporation which was formed on March 27, 2007, to coordinate and manage reforestation activities.

(vi)	Compañìa Minera Belencillo, S.A., a Panamanian corporation, was formed on September 21, 2005, in accordance with the agreement signed between Petaquilla Minerals, S.A. and Madison Enterprises (Latin American), S.A. Petaquilla Minerals, S.A. owns 68.88% of Compañìa Minera Belencillo, S.A., which in turn holds a 100% interest in Zone 2 of the Rio Belencillo Concession and 68.88% of Zone 1, subject to an option by Madison Enterprises (Latin American), S.A. to earn a 31.12% interest in Zone 1 of the Rio Belencillo Concession. On May 7, 2005, we entered into an option agreement with Gold Dragon Capital Management Ltd. (“Gold Dragon”) whereby Gold Dragon could earn a 100% interest in the concession lands by the expenditure of $500,000 over two years on mutually agreed upon property expenditures.

(vii)	Petaquilla Gold, S.A. owns 50.2% of the shares of Petaquilla Infraestructura, S.A. (formerly named Petaquilla Power & Water, S.A.), a Panamanian corporation formed on September 21, 2006, primarily for the purposes of(i) designing, constructing, operating, maintaining and installing equipment and networks for the generation, transmission and commercialization of electrical energy; and (ii) developing projects for the production, distribution and commercialization of potable water.

(viii)	Petaquilla Gold, S.A. also owns all of the issued shares of Aqua Azure, S.A., a Panamanian corporation which was formed on October 10, 2006, to purchase, sell, lease, manage, commercialize and hold investment in various moveable goods.

(ix)	We own 47.78% of the issued shares of Panamanian Development and Infrastructure Ltd., formerly Petaquilla Infrastructure Ltd., incorporated in British Columbia, Canada, on May 29, 2009.

(x)	We own all of the issued shares of Petaquilla Infraestructura Ltd., which was incorporated in the British Virgin Islands on February 21, 2008.

(xi)	Petaquilla Infraestructura Ltd. owns all of the issued shares of Panama Desarollo de Infraestructuras, S.A., formerly Petaquilla Hidro, S.A., a Panamanian corporation formed on October 10, 2008.

(xii)	Panama Desarollo de Infraestructuras, S.A. owns all of the issued shares of Petaquilla Security, S.A., a Panamamanian corporation formed on April 25, 2007.

(xiii)	Panama Desarollo de Infraestructuras, S.A. owns all of the issued shares of Panama Central Electrica, S.A., a Panamanian corporation formed on February 16, 2009.

We are engaged in the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. We are currently active in the production of gold from our open pit mine at our Molejon gold project, which achieved commercial production status on January 8, 2010, in Panama as well as the exploration of a number of our adjacent mineral concessions in the Republic of Panama.

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

In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by us and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession lands and the first phase of the Plan focused on the advancement of the Molejon gold deposit by us commencing in 2006. Subsequent phases of the Plan are the responsibility of MPSA, the joint venture company in which we no longer hold an interest.

Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years

As at May 31, 2010, we have incurred $62,408,006, net of revenue of $27,908,659 in Molejon property costs which have been capitalized as mineral properties as noted below.

Plant	$46,876,372
Camp	5,553,824
Plant equipment	2,973,133
Tailings ponds	1,599,202
Reclamation costs	3,166,947
Site improvements under construction	238,734
Capitalized interest expense	1,999,794
$62,408,006

A total of $60,843,501, net of revenue of $653,941 was capitalized in mineral property cost as at May 31, 2009.

Current Principal Capital Expenditures and Divestitures

We have either ongoing or anticipated capital expenditures during the fiscal year ending May 31, 2011. With respect to the planned exploration and advancement of the Molejon property, we anticipate having capital expenditures of approximately $3,000,000 to $5,200,000 during the fiscal year ending May 31, 2011. However, such expenditures are subject to further consideration and to our ability to obtain external financing. There is no assurance that we will be successful in obtaining such financing.

Public Takeover Offers

During the 12 month period ended May 31, 2010, and during the current fiscal year, we did not receive any public takeover offers from third parties nor did we make any such takeover offers.

4.B.	Business Overview

Molejon Property – Panama

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada. Our primary focus has been the exploration of the Molejon gold deposit, and, commencing January 8, 2010, the production thereof, and other mineral properties in the Republic of Panama. We have generated revenues of $27,827,935 from our commercial production operations.

We received an operating permit from the Government of Panama on November 18, 2009, authorizing us to proceed to commercial production, which was achieved on January 8th, 2010, after having run our gold production plant at an average of 70% of its normal capacity for a consecutive period of 30 days.

Actual production during the fourth quarter of the fiscal year was lower than anticipated due to operational difficulties arising from the breakdown of two of our three ball mills. One of the ball mills was put out of commission from a lightning strike and the other was down due to inadequate preventative maintenance. We have now hired a new maintenance team as well as a maintenance planner to rectify this problem. All three ball mills are now operational.

Full commissioning of the primary crusher and complementary scrubber line was achieved during the fourth quarter of fiscal 2010.

Construction of the walls for tailings pond #2, to a level of 106 metres, was completed in the fourth quarter and construction commenced on tailings pond #1. Construction of tailings pond #1 will extend over a period of 11 months.

Construction is ongoing for an on-site test facility for the second phase of the heap leach project, which will test the recoverability of the different ore types and particle sizes for the potential heap leach operation to process low grade ores.

Independent consultant, Geovectra, S.A., completed the design of the open pit and respective life of mine plan and a 43-101 statement on mineable reserves will be issued in the second quarter of fiscal 2011.

Pre-stripping and blasting activities continued on the main zone of the deposit along with the works required for the deviation of two water ridges crossing the pit area.

The Republic of Panama, through the Ministry of Commerce and Industry, is the regulatory body overseeing the Cerro Petaquilla Concession and potential future development thereof. Law No. 9 , the Ley Petaquilla, passed by the Legislative Assembly of Panama on February 26, 1997, is a project-specific piece of legislation dealing with the orderly development of the Cerro Petaquilla Concession, including the Molejon gold deposit. The Ley Petaquilla could be amended by the government of Panama through the enaction of a subsequent law but no such law has been enacted since the Ley Petaquilla legislation was adopted in February 1997. At such time, the Ley Petaquilla granted a mineral exploration and exploitation concession to MPSA, a Panamanian company which was formed in 1997 to hold the 136 square kilometre Cerro Petaquilla Concession. Our Molejon property comprises approximately 10% of the Cerro Petaquilla lands.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets, which cannot be used in the infrastructure tax credit pool, and a favourable depletion allowance.

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

The Ley Petaquilla comprises the agreement between the Republic of Panama and MPSA and its affiliates and it identifies each party’s rights and obligations. The majority of our obligations require that the Republic of Panama be provided with a variety of reports, studies and work plans, payment of surface canons, access and use of port installations, evidence of bonding, etc. An example of an obligation that requires government approvals concerns the environment and states that an Environmental Feasibility Study specific to the project area in which the respective extradition will take place must be submitted to the General Direction of Mineral Resources of the Ministry of Commerce and Industries. Said study shall be evaluated and its approval, modification or rejection shall be defined within a term of 45 days counted as of the date of its presentation to the General Direction of Mineral Resources. After the end of this term, if there is no statement from the General Direction of Mineral Resources, the Environmental Feasibility Study shall be considered approved. For complete disclosure of Panama’s requirements, please refer to Law No. 9 as passed by the Legislative Assembly of Panama on February 26, 1997, or the English translation thereof, attached as Exhibits 4.V. and 4.W. to our Form 20-F for the fiscal year ended May 31, 2009.

4.C.	Organizational Structure

The following chart sets out our corporate structure and the mineral properties held by each of our subsidiaries.

4.D.	Property, Plant and Equipment

With the exception of our Molejon gold project, which has reached commercial production, all of our other properties are in the exploration stage and are without a known body of commercial ore. Commercial production at the Molejon gold mine commenced January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries approaching forecast levels.

As at May 31, 2010, including the commissioning period of the Molejon gold plant, we produced approximately 55,871 ounces of gold and 33,449 ounces of silver since April 7, 2009.

Mineral Concession Lands

Introduction

We brought our Molejon gold project located on the Cerro Petaquilla Concession to commercial production on January 8, 2010. We also hold the rights to 842 square kilometres of virtually unexplored land surrounding the known deposits of the Cerro Petaquilla Concession.

Our concession lands are located approximately 120 kilometres west of Panama City and 10 kilometres from the Caribbean coast within the Donoso District of the Province of Colon in the Republic of Panama.

Property Location

Figure 1
Mineral Property Location Map

A map identifying the various concession lands, including the Cerro Petaquilla Concession held by MPSA and our Molejon gold deposit, follows on the next page as Figure 2.

Figure 2
Concession Map

CONCESSION AREAS

LEGEND
MINERAL AREAS AND DEPOSITS
COMPANY
PETAQUILLA MINERALS LTD.
MINERA PETAQUILLA S.A.
GOLD DRAGON
CAPITAL MANAGEMENT LTD.
Caribbean Sea
N
PALMILLA
LATA
PETAQUILLA
BOTIJA
BOTIJA ABAJO WEST
BOTIJA ABAJO
VALLE GRANDE / VEGA
BRAZO
MOLEJON

Figure 3 is a diagram focusing primarily on the 136-square kilometre Cerro Petaquilla Concession with our Molejon gold deposit area cross-hatched in red:

Figure 3
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

Plant and Equipment

We have constructed a gold-processing surface plant at our Molejon gold project, where ore treatment utilizes a three stage crushing plant followed by milling in three parallel ball mills. Subsequent gold recovery is done by a carbon-in-pulp leaching operation as well as a five stage carbon-in-column process. Carbon elution and electrowinning of the gold is performed to produce a gold doré product that is sent for further refinement. Detoxification of the tailings is followed by storage in the site’s 40 hectare high-density polyethylene lined tailings facility.

Figure 4
Molejon Gold Project – Molejon Gold Plant

Mine Operations

Mining at our Molejon gold project, which is divided into three principal regions namely the Northwest Zone, Tajo Abierto Zone and Main Zone, is completely open pit in nature and currently performed under contract. Current production at the pit is conducted through a combination of mechanized mining and blasting.

Figure 5
Molejon Gold Project – Northwest Zone Pit

Figure 6
Molejon Gold Project – Crushing and Conveying

Figure 7	Figure 8
Leaching Tanks	Carbon Column Systems

Figure 9	Figure 10
Tailings Thickener	View of Tailings Pond

Exploration and Advancement of the Molejon Property

With respect to the planned exploration and advancement of the Molejon property, we anticipate having capital expenditures of approximately $3,000,000 to $5,200,000 during the fiscal year ending May 31, 2011, with such funds to be used for the third stage of the tailings pond construction, spare parts, supplies and other materials and equipment items as needed. However, such expenditures are subject to further consideration and to our ability to obtain external financing. There is no assurance that we will be successful in obtaining such financing.

Title

Cerro Petaquilla Concession – Panama

Prior to October 18, 2006, we owned, through our indirect share ownership of MPSA, a 52% interest in the Cerro Petaquilla Concession. Specifically, our 52% ownership of MPSA was held through our then wholly-owned subsidiary of Georecursos Internacional, S.A. (“Georecursos”). On October 18, 2006, we entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”), whereby we effectively transferred ownership of Georecursos to Copper and, thereby, our interest in the copper assets within the Cerro Petaquilla Concession lands to Copper.

We retain the rights to the Molejon gold deposit as well as to other gold and precious metal mineral deposits that may be developed within the Cerro Petaquilla Concession and continue to operate under the Ley Petaquilla as does MPSA.

Molejon Property - Panama

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

Table: Mineral Resource Estimate at 0.5, 0.6 and 0.7 g/t Au Cut-Offs
	Inferred Resources
Au g/t Cut-Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000
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

In January 2006, during a follow-up trenching program on the Molejon gold deposit, a 200-metre strike length of high-grade gold mineralization in the Central Zone was delineated. Overall, the trenching program resulted in a significant reinterpretation of the Molejon mineralization -three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit.

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

Two drill rigs were also working on a new extension of the Molejon deposit in the North Central zone outside of the current pit outline. Drill hole 332, included in the first results from this program and located within the southwestern part of the current pit design, intercepted high grade mineralization near the surface: 9 metres @ 17.24g/t Au. In addition, deep mineralization found in several holes confirmed our structural model and indicated a significant extension of known mineralized breccias outside of the current designed pit limits. The results offered encouraging support for our stated goal of increasing resources. The new hole locations were designed to test mineralization trends suggested by recent resource modeling. Results from several holes located within the south-western part of the current pit indicated a significant volume of near surface, higher grade material in an area drilled previously on a wide spacing and previously interpreted as a lower grade zone. The results supported upgrading previously low grade material, with new higher grade intervals.

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

During the fiscal year ended May 31, 2010, in conjunction with attaining commercial production at our Molejon gold project, we increased our grass-roots exploration programs focusing on our Oro del Norte concession located 22 kilometres north-east from our Molejon gold processing plant.

In the first quarter of 2009, we initiated the first phase of our regional exploration field program, which included detailed mapping, soil sampling and rock chip sampling on our Oro Del Norte concession. The work initially focused on zones of historical (1990s) soil and rock chip sampling with the primary objective of confirming the initial results and, secondly, extending the areas of mineralization by mapping and surface sampling. Early work highlighted a 12 kilometre by 4 kilometre gold in soil anomaly. By December 2009, approximately thirty percent (30%) of this soil anomaly had undergone detailed mapping and surface rock chip sampling within which sixty two (62) rock chips with grades greater than 1g/t Au had been identified. A total of 1054 samples were collected across various zones within this anomaly and we released peak gold assay results including 151.5 g/t, 59.8 g/t, 58.5 g/t, 48.4 g/t, 27.7 g/t, 19.25 g/t and 15.4 g/t Au as analyzed by ALS Chemex, an independent laboratory.

Based on the results of the rock chip sampling, we advanced an aggressive exploration program on our Oro del Norte concession with work consisting of follow-up soil sampling, rock chip sampling and detailed mapping adjacent to anomalous areas identified during the 2009 exploration program. Additional surface rock chip samples collected have resulted in the collection of forty two (42) rock chips with grades greater than 1g/t Au from a total of 211 samples collected. Peak gold assay results included 17.4 g/t, 13.0 g/t, 7.66 g/t, 6.88 g/t, 5.94 g/t, 5.48 g/t, 5.20 g/t Au. These samples were analyzed by our on-site analytical laboratory, which is not a certified independent laboratory, located at our Molejon Gold Project.

We recently commenced Phase I of our planned 5,000 metre diamond drilling program targeting the initial geochemical anomalies and announced initial drill results from the Tucan Project on our Oro del Norte concession in August 2010. As at August 9, 2010, we had three drill rigs complete 17 diamond drill holes for a total of 2,741 metres on the initial four target areas within the Tucan Project testing the mineralized structures identified by surface mapping and trenching.

These initial drill holes were completed on the first four drill targets to determine both the style and grade of mineralization in addition to the attitude of the mineralization in this structurally controlled environment. The mineralized structures tested to date are both steeply southwest and northeast dipping and have a northwest to southeast strike. Additional data obtained from oriented drill core samples has identified the mineralization to be predominantly structurally controlled, having multiple phases of mineralization and containing post mineralization cross cutting structures which offset the main mineralized body.

This drilling has identified numerous gold intercepts in three sub-parallel epithermal vein systems over an area of 1.3 kilometres x 0.4 kilometre. All three veins systems are open along strike and will continue to be the focus of the drilling effort during this next phase of the drilling program which will now progressively step out toward the southeast of the project area to evaluate their strike extent. In addition to the above, numerous drill ready targets identified during the late 2009/early 2010 exploration work remain untested and will be drilled during this second phase.

In conjunction with the diamond drilling program now underway, we have completed 243 trenches for a total of 3,972 metres. The trenching program has resulted in the discovery of two additional sub parallel gold mineralized structures located 170 metres north and 80 metres south respectively to the principle structure which was identified by detailed mapping and sampling completed in the first quarter of 2010.

Results for the first 227 trenches totaling 3,636 metres have been received and were released earlier this month.

The trenching program will continue aggressively expanding into new areas on the concession which we believe is prospective for intrusive related epithermal gold bearing vein systems as evidenced by the discovery during this phase of work.

Mr. John Kapetas, P. Geo., a Qualified Person as defined by National Instrument 43-101 and our Vice President Exploration & Resources Development, has been overseeing the exploration field program. He is ensuring that the appropriate quality assurance protocols are being followed and that the data is being qualified under strict quality controls.

Outlook - 2011

We are focusing on continuing gold production at our Molejon gold project and continuing exploration efforts on our Oro del Norte concession during the fiscal year ending May 31, 2011.

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

Ricardo Martinelli and his right-wing alliance led by his Democratic Change party won 61% of the vote and took office on July 1, 2009. Mr. Martinelli’s business experience impressed voters worried about their livelihoods in a global recession that has stunted Panama’s recent strong economic growth. Panama's U.S. dollarized economy has led Latin America with growth of near or above 10% in recent years, fueled by U.S.-Asia trade through Panama’s transoceanic canal and robust banking activity,. Per the International Monetary Fun, projected growth in 2010 is 5%, and in 2011, 6.3%.

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

Countries	Month	Sovereign Risk	Currency Risk	Banking Sector Risk	Political Risk	Economic Structure Risk
Argentina	June 2010	CCC	B	B	B	B
Bolivia	June 2010	B	BB	B	CCC	B
Brazil	July 2010	BB	BB	BB	BBB	BBB
Chile	June 2010	A	BBB	BBB	A	A
Colombia	June 2010	BB	BB	BB	BB	BB
Costa Rica	July 2010	BB	BB	BB	BBB	B
Ecuador	July 2010	CCC	B	CCC	C	CCC
Honduras	June 2010	CCC	CCC	CCC	CCC	CCC
Mexico	July 2010	BBB	BBB	BBB	BB	BBB
Panama	June 2010	BBB	BBB	BBB	BBB	B

Peru	July 2010	BBB	BBB	BBB	BB	BBB
Venezuela	July 2010	CCC	CC	CC	CCC	CCC

Rating Band Characteristics
AAA	Capacity and commitment to honour obligations not in question under any foreseeable circumstances.
AA	Capacity and commitment to honour obligations not in question.
A	Capacity and commitment to honour obligations strong.
BBB	Capacity and commitment to honour obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honour obligations currently, but susceptible to changes in economic climate.
B	Capacity and commitment to honour obligations currently, but very susceptible to changes in economic climate.
CCC	Questionable capacity and commitment to honour obligations. Patchy payment
CC	Somewhat weak capacity and commitment to honour obligations. Patchy payment record.
C	Weak capacity and commitment to honour obligations. Patchy payment record. Likely to be in default on significant amount of obligations.
D	Very weak capacity and commitment to honour obligations. Poor payment record. Currently in default on significant amount of obligations.

Source: Economist Intelligence Unit – Country Risk Summaries

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

The holder of an exploration concession has the exclusive right to obtain an exploitation concession for the subject area upon determining that the minerals covered by the concession may be produced in commercial quantities through a separate request to the Government of Panama. Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between $0.75 and $4.00 per hectare. Rental rates for metallic minerals such as copper, iron, zinc, aluminum and precious metals are $1.00 per hectare for the first five years, $2.00 from the sixth to the tenth year and $3.00 the eleventh year and thereafter. A 2% gross overriding royalty on the value received for all minerals mined from the concession is payable to the Government of Panama. However, this overriding royalty will be 2% for minerals of higher commercial value such as gold and silver.

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

Based on our understanding of current Panamanian environmental laws and regulations, we do not anticipate that such laws will have an adverse material impact on the operations we may conduct in the future. Based on geochemical analysis and reporting, we anticipate that our Molejon gold project will meet or exceed the effluent and leachate requirements of Panamanian environmental laws and regulations. We use a carbon-in-pulp (“CIP”) floatation process, which allows in process cyanide destruction before effluent is discharged. This process is inherently safer and more controllable than traditional acid and cyanide open-air heap leach processing. Any acidity produced at the experimental pH is expected to be buffered by the receiving waters around the Molejon project, which have a pH between 7.4 and 7.8 and total alkalinity between 15 mg/L and 27 mg/L (as CaCO3). Results for both tails and waste rock leachate indicate that the Molejon project will have net acid neutralizing potential. The results of the continuous tests showed that the INCO SO2 cyanide destruction method is an efficient process for decreasing the total cyanide concentrations in the our CIP leach pulp.

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

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, our operations would, to a significant extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. We currently have one gold producing mine.

During the year ended May 31, 2010, we were primarily engaged in the commissioning of our Molejon property in Panama and succeeded in bringing the Molejon gold project to commercial production on January 8, 2010. Our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control. Please refer to "Item 3 - Key Information – 3.D. Risk Factors”.

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

Year Ended May 31, 2010, Compared to Year Ended May 31, 2009

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in United States dollars unless otherwise indicated. Our operating results reflect ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

Metal sales were $27,827,935 and cost of sales was $(16,523,160) during the year ended May 31, 2010. Prior to the attainment of commercial production, all revenue and operating costs associated with the commissioning of the mill were capitalized as part of mineral properties. The revenue and cost of sales recognized in the current year represent operations from January 8, 2010.

Amortization of production equipment and depletion of mineral properties were $(4,839,420) for the year ended May 31, 2010, compared to $Nil for the year ended May 31, 2009. During the pre-operating period, amortization of production equipment was capitalized to mineral properties up until the start of commercial production on January 8, 2010. Depletion of mineral resources commenced on the date of commercial production and is being charged over the life of the mine using the unit-of-production method.

During the year ended May 31, 2010, other income decreased by $21,045,592 to $(16,541,747) compared to $4,503,845 for the year ended May 31, 2009. The decrease in other income is largely due to a gain on sale of equity investment of $Nil during the year ended May 31, 2010, related to the sale of Petaquilla Copper Ltd. (“Copper”) shares compared to $40,604,938 for the year ended May 31, 2009. There was also a dilution gain of $Nil for the year ended May 31, 2010, compared to $2,238,492 for the year ended May 31, 2009, related to our investment in Copper. The dilution gain resulted from the difference between our carrying cost of Copper and the amount paid up for each Copper share issued. The decrease in the dilution gain is due to the sale of Copper in the second quarter of fiscal 2009. There was also a mark-to-market loss on senior secured notes of $(15,849,408) resulting from an increase in the fair value of the senior secured notes (“Notes”) due to mark-to-market accounting during the year ended May 31, 2010, compared to $(14,939,298) for the year ended May 31, 2009. There was also interest on long term debt of $501,574 for the year ended May 31, 2010, compared to $37,382 for the year ended May 31, 2009, due to the fact that interest on capital lease obligations was capitalized as part of mineral properties up until the start of commercial production on January 8, 2010.

This decrease in other income was partially offset by a redemption loss on senior secured notes of $(240,000) for the year ended May 31, 2010, compared to $(13,130,982) for the year ended May 31, 2009, related to partial early redemption of the senior secured notes during that period. There was also a foreign exchange loss of $(93,159) for the year ended May 31, 2010, compared to $(8,157,720) for the year ended May 31, 2009. This primarily resulted from the significant decrease in the Canadian dollar, impacting the majority of our liabilities which are denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes) which occurred during fiscal 2009, prior to our adoption of the U.S. dollar as our functional currency. There was also an equity loss of $Nil for the year ended May 31, 2010, compared to $(2,396,011) for the year ended May 31, 2009, related to our investment in Copper. The equity loss reflects our portion of the losses that are attributed to our percentage ownership in Copper. The decrease in the equity loss is due to the sale of Copper in the second quarter of fiscal 2009.

Expenses for the year ended May 31, 2010, decreased by $8,698,021 to $(16,905,690) compared to $(25,603,711) for the year ended May 31, 2009. The decrease in expenses is primarily due to a decrease of $5,785,581 in debt issuance costs. Debt issuance costs were $613,244 for the year ended May 31, 2010, compared to $6,398,825 for the year ended May 31, 2009, as less debt was issued during the current period. In addition, there was a decrease of $3,457,559 in exploration and development costs. Exploration and development costs were $4,304,303 for the year ended May 31, 2010, compared to $7,761,862 for the year ended May 31, 2009. This was due to the change in activities from exploration and development of the Molejon property in the prior period to pre-operations, mill commissioning and production during the current period. Approximately 77% of the exploration and development costs incurred in the current fiscal year relate to work performed on the Oro del Norte property, located near Molejon. As well, there was a decrease of $577,274 in office administration. Office administration costs were $1,609,746 for the year ended May 31, 2010, compared to $2,187,020 for the year ended May 31, 2009. This was due to the fact that during the 2010 fiscal year insurance costs and other administrative expenses were capitalized to mineral properties during the pre-operating period and were then included as production costs after the commencement of commercial production.

The decreases in expenses were partially offset by an increase of $511,855 in wages and benefits. During the year ended May 31, 2010, we incurred $3,428,470 in wages and benefits compared to $2,916,615 for the year ended May 31, 2009. The increase is related to termination costs incurred during the current fiscal year as well as additional senior personnel hired to develop our infrastructure business. In addition, there was an increase of $452,652 in stock-based compensation. Stock-based compensation was $1,351,106 for the year ended May 31, 2010, compared to $898,454 for the year ended May 31, 2009, due to a larger number of options, some of which vested immediately, being issued in the current fiscal year. During the current year, 5,365,000 options were granted compared to 1,370,000 granted during the prior fiscal year. There was also an increase of $291,208 in donations and community relations. Donations and community relations was $1,240,479 for the year ended May 31, 2010, compared to $949,271 for the year ended May 31, 2009. This was due to an agreement reached with the government to fund the charity Petaquilla Fundacion by a minimum of $100,000 per month. There was also an increase of $293,548 in consulting fees. During the year ended May 31, 2010, we incurred $663,796 in consulting fees compared to $370,248 for the year ended May 31, 2009. The increase is largely due to financial consultants hired to facilitate the refinancing of our debt facilities.

The net loss and comprehensive loss for the year ended May 31, 2010, was $(26,982,082) or $(0.25) per basic and diluted share compared to a net loss and comprehensive loss of $(25,748,582) or $(0.22) per basic and diluted share for the year ended May 31, 2009.

Year Ended May 31, 2009, Compared to Year Ended May 31, 2008

Financial Results for the Year Ended May 31, 2009, and May 31, 2008

	One Month Ended May 31,2008	Year Ended April 30,2008	One Month Ended May 31,2007 (unaudited)	Year Ended May 31,2008 (unaudited)	Year Ended May 31, 2009
EXPENSES
Accounting and legal	$15,536	$1,306,921	$58,159	$1,264,298	$1,944,302
Accretion of asset
retirement obligation	52,098	305,692	25,640	332,150	331,504
Consulting fees	21,170	943,250	90,363	874,057	370,248
Filing fees	280	87,005	6,907	80,378	115,295
Investor relations and shareholder information	54,595	1,012,822	62,249	1,005,168	475,092
Office administration	213,168	2,711,908	324,369	2,600,707	2,187,020
Rent	1,630	122,495	13,603	110,522	240,693
Donations and community relations	-	-	-	-	949,271
Exploration and development costs	562,237	11,690,204	723,000	11,529,441	7,761,862
Stock-based compensation	77,890	5,561,247	641,848	4,997,289	898,454
Travel	121,849	857,907	79,603	900,153	1,014,530
Debt issuance costs	3,894,873	-	-	3,894,873	6,398,825
Wages and benefits	177,329	1,668,455	150,029	1,695,755	2,916,615
Total expenses	(5,192,655)	(26,267,906)	(2,175,770)	(29,284,791)	(25,603,711)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,059	1,342,442	(144,621)	1,782,122	(8,157,720)
Interest income	78,658	51,926	8,542	122,042	169,366
Asset usage fees	(695)	126,775	59,649	66,431	(4,155)
Gain on sale of equity investment	-	4,347,077	-	4,347,077	40,604,938
Interest on long term debt	(15,613)	(68,465)	-	(84,078)	(37,382)
Power and drilling services	70,094	76,430	-	146,524	156,597
Loss from equity investment	(779,846)	(8,301,371)	(323,150)	(8,758,067)	(2,396,011)
Gain on dilution of equity investment	-	12,582,085	2,913,982	9,668,103	2,238,492
Redemption loss on senior secured notes	-	-	-	-	(13,130,982)

Mark-to-market loss on senior secured notes	-	-	-	-	(14,939,298)
	(352,343)	10,156,899	2,514,402	7,290,154	4,503,845
Net earnings (loss) for the period	$(5,544,998)	$(16,111,007)	$338,632	$(21,994,637)	$(21,099,866)

We did not generate revenue from operations during the year ended May 31, 2009, or the year ended May 31, 2008.

Expenses for the year ended May 31, 2009, were $25,603,711 compared to $29,284,791 for the year ended May 31, 2008, a decrease of $3,681,080. The decrease was attributable to a decrease in exploration and development costs due to the change in activities from exploration and development in 2008 to pre-operations and mill commissioning during the second half of fiscal 2009. The decrease was also attributable to a decrease in stock-based compensation due to a fewer number of options vesting in fiscal 2009. These decreases were partially offset by an increase in debt issuance costs as a result of the issuance of the second, third and supplemental tranches of senior secured notes and the issuance of convertible senior secured notes during the current fiscal year. Only one tranche of senior secured notes was issued in the year ended May 31, 2008.

Other income for the year ended May 31, 2009, was $4,503,845 compared to $7,290,154 for the year ended May 31, 2008. The decrease in other income is due to the redemption losses and mark-to-market losses on the senior secured notes and the convertible senior secured notes totalling $28,070,280 which resulted from an increase in the fair value of the senior secured notes (“Notes”) due to mark-to-market accounting, a change in the discount rate on the Notes from 26.65% to 20.58% as at February 28, 2009, and the partial redemption of Notes during the year ended May 31, 2009. As the Notes issued in the year ended May 31, 2008, fiscal year were issued close to year end there were no such mark-to-market losses during this comparative period. The decrease in other income was also due to a lower gain on dilution of equity investment as the equity investment was sold in the second quarter of fiscal 2009 and a foreign exchange loss of $8,157,720 compared to a foreign exchange gain of $1,782,122 in the prior year. This primarily resulted from the significant decrease in the Canadian dollar, impacting the majority of our liabilities which are denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes) which occurred during the first nine months of fiscal 2009, prior to the adoption of the U.S. dollar as our functional currency.

The decreases in other income were partially offset by a lower loss from equity investment due to the sale of the equity investment in the second quarter of fiscal 2009 as well as a higher gain on sale of the equity investment.

The net loss for the year ended May 31, 2009, was $21,099,866 or $(0.22) per share compared to a net loss of $21,994,637 or $(0.24) per share for the year ended May 31, 2008.

One Month Ended May 31, 2008, Compared to One Month Ended May 31, 2007

Summarized Financial Information

	One Month Ended	One Month Ended
	May 31, 2008	May 31, 2007

		(unaudited)
EXPENSES
Consulting fees	$21,170	$90,363
Amortization	35,511	133,036
Stock-based compensation	77,890	641,848
Debt issuance costs	3,894,873	-
Other expenses	1,163,211	1,310,523
Total expenses	(5,192,655)	(2,175,770)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,059	(144,621)
Loss from equity investment	(779,846)	(323,150)
Gain on dilution of equity investment	-	2,913,982

Other	132,444	68,191
	(352,343)	2,514,402

Net earnings (loss) for the period	$(5,544,998)	$338,632
Basic and diluted earnings (loss) per share	(0.06)	0.00

Basic weighted average number of common shares outstanding	93,131,030	90,893,766
Diluted weighted average number of common shares outstanding	93,131,030	95,811,357

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

Other expense for the one month ended May 31, 2008, was $352,343 compared to income of $2,514,402 for the one month ended May 31, 2007. The decrease in other income is largely due to the gain on dilution of equity investment of $2,913,982 recorded in the one month ended May 31, 2007. There was no dilution gain recorded during the one month ended May 31, 2008, as there were no additional shares issued by Copper during that period. This decrease was partially offset by a foreign exchange gain of $295,059 for the one month ended May 31, 2008, compared to a foreign exchange loss of $144,621 for the one month ended May 31, 2007. The foreign exchange gain reflects the increase in value of the Canadian dollar relative the United States dollar, affecting the valuation of our liabilities which are predominantly denominated in United States dollars.

The net loss for the one month ended May 31, 2008 was $5,544,998 or $(0.06) per share compared to net earnings of $338,632 or $0.00 per share for the one month ended May 31, 2007.

Year Ended April 30, 2008, Compared to Year Ended April 30, 2007

Year Ended
April 30, 2008
EXPENSES
Accounting and legal	1,306,921
Accretion of asset retirement obligation	305,692
Consulting fees	943,250
Filing fees	87,005
Investor relations and shareholder information	1,012,822
Office administration	2,711,908
Rent	122,495
Exploration and development costs	11,690,204
Stock-based compensation	5,561,247
Travel	857,907
Wages and benefits	1,668,455
Total expenses	(26,267,906)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	1,342,442
Interest income	51,926
Interest on long-term debt	(68,465)
Asset usage fees	126,775
Gain on sale of equity investment	4,347,077
Power and drilling services	76,430
Loss from equity investment	(8,301,371)
Gain on dilution of equity investment	12,582,085
Total other income (expenses)	10,156,899
Net (loss) for the period	(16,111,007)
Basic and diluted (loss) per share	(0.17)
Basic and diluted weighted average number of common shares outstanding	93,131,030

Financial Results for the Year Ended April 30, 2007

	Year	Three Months	Three Months	Year
	Ended	Ended	Ended	Ended
	January 31, 2007	April 30, 2007	April 30, 2006	April 30, 2007
			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$433,266	$204,246	$82,011	$555,501
Consulting fees	667,788	277,051	135,543	809,296
Amortization	296,442	116,893	29,063	384,272
Filing fees	67,027	5,473	3,611	68,889
Investor relations and shareholder
information	979,155	132,438	130,023	981,570
Office administration	700,350	152,031	99,576	752,805
Rent	124,344	33,074	15,510	141,908
Exploration and development costs	10,930,276	2,167,355	1,954,609	11,143,022
Stock-based compensation	14,962,731	2,915,884	50,486	17,828,129
Travel	1,248,787	230,293	147,563	1,331,517
Wages and benefits	1,591,959	154,811	144,010	1,602,760
Total expenses	(32,002,125)	(6,389,549)	(2,792,005)	(35,599,669)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	23,723	(757,632)	(30,567)	(703,342)
Gain on sale of marketable securities	18,584	-	18,584	-
Interest income	260,393	49,080	72,015	237,458
Interest on long-term debt	-	(59,845)	-	(59,845)
Asset usage fees	-	90,635	-	90,635
Loss from equity investment	(714,756)	(2,057,724)	-	(2,772,480)
Gain on dilution of equity investment	1,701,589	632,396	-	2,333,985
Total other income (expenses)	1,289,533	(2,103,090)	60,032	(873,589)
Net loss for the period	$(30,712,592)	$(8,492,639)	$(2,731,973)	$(36,473,258)
Basic and diluted loss per share				$(0.46)
Basic and diluted weighted average number of common shares outstanding				79,992,262

Expenses for the year ended April 30, 2008, decreased by $9,331,763 to $26,267,906 compared with $35,599,669 for the year ended April 30, 2007, due to a decrease in stock-based compensation of $12,266,882, which is attributable to fewer options being granted and the decreasing fair market value of our common shares, and a decrease in travel of $473,610 due to fewer employees and consultants traveling abroad. These decreases were partially offset by an increase in office administration of $1,614,135 related to an increase in insurance expense, additional employees, rent for new offices in Panama and donations to local social programs, an increase in accounting and legal of $751,420 due to additional work performed as a result of the increase in activities, an increase in exploration and development costs of $547,182 related to construction of the processing mill and the mine, and accretion of the asset retirement obligation of $305,692.

In the year ended April 30, 2008, other income increased by $11,030,488 to $10,156,899 compared with a net expense of $873,589 for the year ended April 30, 2007. The increase in other income is due to a foreign exchange gain of $1,342,442 compared with a foreign exchange loss of $703,342 for the year ended April 30, 2007, which was primarily the result of a significant increase in the exchange rate from Canadian dollars to United States dollars, a gain of $4,347,077 on the transfer of 1,815,069 Copper shares back to Copper in settlement of the amount owing to Copper as at December 31, 2007, with no such gain recorded in the prior year, and a dilution gain of $12,582,085 during the year ended April 30, 2008 compared with $2,333,985 during the prior year. The dilution gain resulted from the difference between our carrying cost of Copper and the amount paid up for each Copper share issued. These income increases were partially offset by interest income of $51,926 earned during the year ended April 30, 2008 compared to $237,458 for the year ended April 30, 2008 due to lower cash balances on hand during the 2008 period as well as an equity loss of $8,301,371 for the year ended April 30, 2008 compared to $2,772,480 for the prior year. The equity loss reflects our portion of the losses that are attributed to our percentage ownership in Copper.

The net loss for the year ended April 30, 2008, was $16,111,007 or $(0.17) per basic and diluted share compared to a net loss for the year ended April 30, 2007 of $36,473,258, or $(0.46) per basic and diluted share.

5.B.	Liquidity and Capital Resources

We have generated revenues of $27,827,935 to date, but have experienced recurring operating losses and have accumulated an operating deficiency of $146,757,018 as at May 31, 2010 (May 31, 2009 - $119,774,936, May 31, 2008 - $98,675,070, and April 30, 2008 - $93,130,072) and a shareholders’ deficiency of $21,353,115 at May 31, 2010. We also had a working capital deficiency of $87,329,354 at May 31, 2010 (May 31, 2009 - $24,386,116, May 31, 2008 - $3,714,457, and April 30, 2008 - $27,645,485 net working capital). Working capital is defined as current assets less current liabilities and provides a measure of our ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

At May 31, 2010, we have $21,300,957 outstanding in senior secured notes (“Notes”) and $40,000,000 outstanding in convertible senior secured notes (“Convertible Notes”). The Notes mature five years from dates of issuance (May 21, 2008, July 9, 2008, and October 3, 2008) at 120% of principal. After 18 or 24 months from the date of issuance of the Notes, depending upon the agreement reached with the Note holders, the holders of the Notes can give six months’ notice to cause us to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.

The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal.

On an annual basis, commencing November 1, 2009, the Note holders and Convertible Note holders can cause us to redeem an amount of Notes and Convertible Notes equal to 35% of “Distributable Cash”. Distributable Cash is defined as cash available after:

(a)	satisfaction of our debt obligations (principal and interest);

(b)	satisfaction of our general and administrative expenses, capital expenditures and other expense obligations;

(c)	deduction for income tax obligations; and

(d)	retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Note holders and Convertible Note holders and the Company. As of May 31, 2010, neither of these has been defined.

On a semi-annual basis, commencing September 15, 2009, for the Notes and September 15, 2010, for the Convertible Notes, we are required to make principal payments ranging from $Nil to $8,000,000 depending upon the weighted average market price of gold for the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment

Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

On September 15, 2009, we redeemed 5,000 Notes at 120% of their principal value plus interest for a total payment of $6,208,844. This payment was financed in part by a $5,129,600 prepayment on forward gold sales of 5,600 ounces at a net price of $916 per ounce.

We have been unable to meet all of our obligations with respect to scheduled repayments of principal, premium and interest on our Notes and interest on our Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, we have paid $1,200,000. Under the terms of the Indenture an event of default has occurred and the Notes and Convertible Notes are currently due on demand at the option of the Note holders and Convertible Note holders or the Trustee. As of May 31, 2010, the Company had $71,387,328 in redemption amount of Notes and Convertible Notes outstanding.

Subsequent to year end, we entered into a prepaid Forward Gold Purchase Agreement with Deutsche Bank AG (“Deutsche Bank”) for $45,000,000. Upon the satisfaction of certain conditions precedent and the successful completion of this transaction, net proceeds of approximately $41,000,000 will be used to extinguish a portion of our Notes and Convertible Notes. As a condition precedent of the Forward Gold Purchase Agreement, holders of the Notes and Convertible Notes will be required to enter into an Inter-Creditor Agreement with Deutsche Bank and us. While these agreements are not final, management expects that under the Inter-Creditor Agreement no interest or principal payments will be required on the Notes or Convertible Notes for the first six months after the effective date of the agreement. After the first six months, we are required only to make scheduled interest payments on the Notes and Convertible Notes as they become due until the Notes and Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank.

Our operating cash flow and profitability are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. We seek to manage the risks associated with our business; however, many of the factors affecting these risks are beyond our control.

On January 8, 2010, we commenced commercial production. If we are unable to generate positive cash flow from production activities, we may have to raise additional funds for further exploration of the surrounding concessions, to meet our operating obligations and to continue operations. We may pursue additional sources of financing and while we have been successful in the past there can be no assurance that we will be able to do so in the future.

Our mineral exploration activities have been funded primarily through sales of common shares and through debt financing and we expect that we will continue to be able to utilize these sources of financing until we develop further cash flow from our operations. We have not made use of any financial instruments for hedging purposes.

Proceeds from two private placements and exercise of warrants and options provided $13,198,149 net of share issuance costs for the year ended May 31, 2010, compared to $37,662 for the year ended May 31, 2009. Proceeds from the issuance of senior secured notes and convertible senior secured notes were $Nil for the year ended May 31, 2010, compared to $74,587,500 for the year ended May 31, 2009.

We have $566,708 in term deposits which are being held to guarantee credit cards and a performance bond for compliance with the environmental laws in Panama.

Our management reviews annually the carrying value of our interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

May 31, 2010, Compared with May 31, 2009

At May 31, 2010, our current assets totaled $9,066,842 and our working capital deficiency was $87,329,354 compared with current assets of $5,350,239 and a working capital deficiency of $24,386,116 at May 31, 2009, due to the entire amount of the Notes and Convertible Notes being classified as current liabilities, as a result of the anticipated redemption of senior secured notes and convertible senior secured notes in fiscal 2011.

At May 31, 2010, total liabilities were $101,615,310 compared to $90,464,111 at May 31, 2009. The increase was largely due to an increase in accounts payable, from $8,746,892 in 2009 to $17,586,683 in 2010.

At May 31, 2010, we had total assets of $80,262,195 compared to $81,543,823 at May 31, 2009.

Share capital at May 31, 2010, was $102,334,997 (125,281,951 shares) compared to $89,208,668 (96,040,121 shares) at May 31, 2009.

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

At May 31, 2009, we had total assets of $81,543,823 compared to $71,208,177 at May 31, 2008.

Share capital at May 31, 2009, was $89,208,668 (96,040,121 shares) compared to $89,002,273 (95,958,641 shares) at May 31, 2008.

The most significant contribution to working capital in the year ended May 31, 2009, came from proceeds of $43,238,852 from the sale of the equity investment, whereas, in the one month ended May 31, 2008, the most significant contribution to working capital came from the issue of senior secured notes for net proceeds of $23,517,628.

In June 2008, we closed on a gross amount of $10,000,000 comprising the second tranche of our $60 million Notes financing and, in July 2008, we closed on a gross amount of $17,750,000 comprising the third tranche of our $60 million Notes financing. The first tranche of $32,250,000 had been closed on May 21, 2008. The Notes issued with respect to this debt financing bear interest at an annual rate of 15% and mature five years from the date of issuance at 120% of the principal and are guaranteed, on a joint and several basis, by all of our assets and by those of our subsidiaries. After 18 or 24 months from the date of issuance of the Notes, depending upon the agreement reached with the Note holders, the holders of the Notes can give six months’ notice to cause us to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes. We have the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. If the Notes are redeemed within one year of issuance, all prepaid interest totalling $4,162,500 shall be forfeited. As we incurred $1,050,000 in financing costs and paid $3,000,000 in prepaid interest with respect to the second tranche, the net amount received by us for the second tranche equalled $6,000,000. Further, we incurred $1,850,000 in financing costs and $2,662,500 in prepaid interest with respect to the third tranche; thereby, the net amount received by us for the third and final tranche equalled $13,237,500. For additional information, please refer to "Item 8- Financial Information – 8. B .Significant Changes – Section (v)”.

We initially issued 60,000 Notes with the first, second and third tranche of the Notes financing. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. On April 17, 2009, we repriced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if our closing trading price of our common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, we have the option to require the earlier exercise of the warrants. The effect of re-pricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease to contributed surplus for the same amount.

In September 2008, we sold all 20,418,565 of our common shares of Copper at CAD$2.20 per share raising $43,238,852, which we used to retire $43,238,852 of our outstanding senior secured notes.

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

In March 2009, we closed the Convertible Notes financing issuing a total of 40,000 Convertible Notes and raising gross proceeds of $40,000,000. Each note in the principal amount of $1,000 is convertible into common shares at CAD$2.25 per share. The Convertible Notes bear interest at an annual rate of 15% and mature two years from date of issuance at 110% of the principal amount of such Convertible Notes. We may prepay the Convertible Notes at any time for an amount equal to 110% of the principal amount of such Convertible Notes and accrued and unpaid interest on the principal amount of the Convertible Notes. The indebtedness represented by the Convertible Notes rank pari passu with the previously issued Notes. Holders of the previously issued Notes were offered the opportunity to exchange amounts due upon maturity of their existing Notes and participated pro rata in this Convertible Note financing up to $24,187,083. Notes representing $21,000,000 in redemption value participated in exchange for the Convertible Notes. As we incurred $2,140,000 in financing costs and $6,000,000 in prepaid interest with respect to the supplemental financing, the net amount received by us less the Notes exchanged equalled $10,860,000.

May 31, 2008, Compared with April 30, 2008

At May 31, 2008, our current assets totaled $13,611,277 and our working capital deficiency was $3,714,457 compared with current assets of $2,672,727 and a working capital deficiency of $27,645,485 at April 30, 2008, due to funds raised from our senior secured notes financing in May 2008.

At May 31, 2008, total liabilities were $56,602,043 compared to $40,023,388 at April 30, 2008, due to a senior secured notes balance at May 31, 2008, of $26,785,359 partially offset by a decrease of $9,917,624 in accounts payable.

At May 31, 2008, we had total assets of $71,208,177 compared to $58,789,331 at April 30, 2008. Share capital at May 31, 2008, was $89,002,273 (95,958,641 shares) compared to $89,640,627 (95,958,641 shares) at April 30, 2008.

The most significant contribution to working capital in the one month ended May 31, 2008, came from the issue of senior secured notes for net proceeds of $23,517,628 whereas, in the year ended April 30, 2008, the most significant contribution to working capital came from advances from Copper of $17,682,808 and issuance of capital stock for net proceeds of $13,309,397.

In May 2008, we closed on a gross amount of $32,250,000 comprising the first tranche of our $60 million Notes financing. The Notes issued with respect to this debt financing bear interest at an annual rate of 15% and will mature five years from date of issuance at 120% of the principal and are guaranteed, on a joint and several basis, by all of our and our subsidiaries’ assets. We have the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. If the Notes are redeemed within one year of issuance, all prepaid interest totalling $4,837,500 shall be forfeited. After 24 months from the date of issuance of the Notes, holders of the Notes shall have the right to cause us to purchase all of our Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes. On an annual basis, the Note holders can cause us to redeem Notes equal to 35% of free cash flow. Each of the 32,250 Notes issued in this first tranche of the financing was issued with 382 share purchase warrants, thus, totalling 12,812,280 warrants inclusive of compensation warrants. Each warrant entitled the holder to purchase one common share at CAD$2.30 for a period of five years from the date of purchase. On April 17, 2009, the Company repriced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants.

As we incurred $3,894,872 in financing costs and $4,837,500 in prepaid interest, the net amount received by us for this first tranche equalled $23,517,628. For additional information, please refer to "Item 8 – Financial Information – 8.B. Significant Changes – Section (v)”.

April 30, 2008, Compared to April 30, 2007

At April 30, 2008, current assets totaled $2,672,727 compared to $6,247,576 at April 30, 2007. The decrease is attributable to a decrease of $4,141,083 in the amount receivable from a related company. At April 30, 2008, total liabilities were significantly higher at $40,023,388 compared to $10,611,499 as at April 30, 2007, related to the substantial increase in activity in the year ended April 30, 2008. The increases included an increase in the amount payable to a related company of $9,809,747, an increase in the operating credit line facility of $8,190,385, an increase in deferred services and materials of $4,277,501, an increase in accounts payable and accrued liabilities of $4,129,408, an increase in obligation under capital leases of $2,095,941 and an increase in bank overdraft of $1,015,627.

Our working capital deficiency was $27,645,485 at April 30, 2008, compared with working capital of $243,635 at April 30, 2007.

At April 30, 2008, we had total assets of $58,789,332 compared with $24,981,649 at April 30, 2007. This is primarily a result of increases in capitalized project development costs and property, plant and equipment.

Share capital at April 30, 2008, and April 30, 2007, was $89,640,627 (95,958,641 shares) and $74,794,361 (89,876,951 shares), respectively.

Operating expenses for the year ended April 30, 2008 and the year ended April 30, 2007, were $26,267,906, inclusive of general and administrative expenses, and $35,599,669, respectively, largely due to stock-based compensation expense of $17,828,129 for the year ended April 30, 2007.

The most significant contributions to working capital in the year ended April 30, 2008, came from advances from Copper of $17,682,808 and issuance of capital stock, which provided net proceeds of $13,309,397. The most significant contribution to working capital in the year ended April 30, 2007, came from the issuance of capital stock which provided proceeds of $26,064,602 net of share issuance costs.

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

5.C.	Research and Development, Patents and Licenses, etc.

We do not undertake any research or development activities. Please refer to prior Item 5.A. and Item 5.B for a discussion of our exploration expenditures incurred in connection with the exploration of our mineral properties.

5.D.	Trend Information

As a natural resource exploration company, our activities reflect the traditional cyclical nature of metal prices. Consequently, our business is primarily "event-driven" based on exploration results.

Monthly average gold prices in calendar 2009 ranged from $858.69/oz to $1,134.72/oz with a cumulative average of $972.35.

As global economic and other market conditions are uncertain, market experts have forecasted strong gold prices through 2010. Monthly average gold prices in calendar 2010, thus far, have ranged from $1,095.41/oz to $1,232.92/oz with a cumulative average of $1,158.26.

5.E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F.	Tabular Disclosure of Contractual Obligations

Commitments

As at May 31, 2010, we had the following contractual obligations:

	Less than 1 Year	2 Years	3 Years	4 - 5 Years	More than 5 Years	Total
Office lease	$63,479	$15,867	Nil	Nil	Nil	$79,346
Equipment lease	$4,376,668	$447,080	Nil	Nil	Nil	$4,823,748
Senior secured notes	$26,895,996	Nil	Nil	Nil	Nil	$26,895,996
Convertible senior secured notes	$45,257,594	Nil	Nil	Nil	Nil	$45,257,594
Long-term debt	$44,800	$44,800	$44,800	Nil	Nil	$134,400
Fundacion Petaquilla	$1,200,000	$1,200,000	$1,200,000	$1,200,000	$3,600,000	$8,400,000
Asset retirement obligation	Nil	Nil	Nil	Nil	$7,312,356	$7,312,356
Total	$77,838,537	$1,707,747	$1,244,800	$1,200,000	$10,912,356	$92,903,440

Capital Lease Obligation

We entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN Resources Inc. (formerly Petaquilla Copper Ltd.) has pledged a term deposit in the amount of $2,361,098 (May 31, 2009 - $2,361,098) as additional security.

Future minimum lease payments on the capital lease obligations are as follows:

	May 31 ,2010	May 31, 2009
2010	$-	$5,741,567
2011	4,376,667	4,164,972
2012	447,080	461,907
	4,823,747	10,368,446
Less imputed interest of 9%	(247,486)	(922,291)
Total	4,576,261	9,446,155
Current obligation	4,136,032	5,054,987
Long- term obligation	$440,229	$4,391,168

Operating Credit Facility

We have an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama. At May 31, 2010 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

Long-term debt

During the year ended May 31, 2010, we arranged bank loan financing of $115,700 for the purchase of vehicles. The loan is secured by the purchased vehicles.

The following table summarizes the loans outstanding as at May 31, 2010, and May 31, 2009:

	May 31, 2010	May 31, 2009

Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$115,700	-

Equipment loan, repayable at $7,445 per month including interest at 9.0%, paid out October 2009	-	$29,891

Equipment loan, repayable at $18,095 per month including interest at 9.25%, paid out January 2010	-	125,575

Vehicle loan, repayable at $793 per month, including interest at 9.25%, paid out January 2010	-	5,527
	115,700	160,993
Less: current portion	(35,465)	(160,993)
	$80,235	$-

Asset Retirement Obligation

Our asset retirement obligation relates to site restoration and cleanup costs for our Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:
Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	$4,698,650

The provision for asset retirement obligation is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $7,300,000;
b)	Asset retirement obligation payments are expected to occur during fiscal years 2016 and 2017;
c)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

5.G.	Safe Harbour

The safe harbour provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbours”) apply to forward-looking information provided pursuant to Item 5.E. and Item 5.F. above.

5.H.	Non-GAAP Measures

We have included the non-GAAP performance measure unit cash cost per ounce sold. This non-GAAP performance measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using GAAP. More specifically, our management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.

Total cash cost includes mine site operating costs such as mining, processing, administration and royalties but is exclusive of amortization, depletion, reclamation, capital costs, exploration costs and corporate administration costs.

The following table provides a reconciliation of cash costs per ounce to total cost of sales per the consolidated financial statements:

	Q4 2010	Q3 2010	Total
Cost of sales	$9,806,015	$6,717,145	$16,523,160
Ounces sold	14,100	13,350	27,450
Less ounces sold prior to commercial
production date recorded in mineral
properties	-	(3,200)	(3,200)
Net ounces included in sales	14,100	10,150	24,250
Cash cost per ounce sold	$695	$662	$681

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following information regarding our directors and members of senior management, including names, business experience, offices held and outside principal business activities, is at August 30, 2010:

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

David Kaplan

Mr. David Kaplan (born April 28, 1970) was appointed to our Board of Directors on November 6, 2009. He is a former key member of LIM Advisors LLC, a multi-strategy investment group, where he managed a portfolio of metal and energy futures and securities for a commodity hedge fund. He is a also a former Vice-President of Gerald Metals Inc., financial analyst with Glencore Ltd., and graduate of the Wharton School of the University of Pennsylvania.

David Levy

Mr. David Levy (born December 22, 1984) was appointed to our Board of Directors on November 6, 2009. He is a member of the private placement group at the investment advising firm of Platinum Management (NY) LLC, where he has participated in over 25 capital raising transactions for public and private corporations. He specializes in structuring and negotiating financings at all levels of the capital structure through extensive industry research financial analysis and modeling. Mr. Levy graduated with honors from Sy Syms School of Business of Yeshiva University.

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

Lazaro Rodriguez

Mr. Lazaro Rodriguez (born March 9, 1971) was appointed our Chief Operating Officer on April 8, 2010, after having served as our Vice President of Security (2007) and Vice President of Operations (2008-2010). Prior to joining us, Mr. Rodriguez was president and general manager of a physical security company and director and general manager of a voice, data, and video wireless network implementation company, both in Panama. He has also served as an external advisor to the National Council for Public Security and National Defense (Panama) responsible for strategy in the areas of public safety and maritime security. This followed Mr. Rodriguez’s position as Commander of the Special Operations Unit in Panama’s National Maritime Service, where he was responsible for the planning, development and execution of rescue operations, anti-drug trafficking campaigns and research.

Julie van Baarsen

Ms. Julie van Baarsen (born October 31, 1960), a Chartered Accountant, was appointed our Chief Financial Officer on January 1, 2010. Ms. van Baarsen initially joined our Company in January 2009 as our Director of Finance. Prior to that time, she gained a wide range of experience working in various industries in both public and private companies. She is a former audit manager of Grant Thornton LLP.

One of our current directors, Mr. David Levy holds a position with Platinum Management (NY) LLC (“Platinum”), an investment advisory firm to more than 2/3 of our Senior Secured Note holders and Convertible Note holders (collectively, the Notes Holders) and he became a director of our company due to this relationship. Platinum’s clients as Note Holders and, therefore, our creditors, and the interests of Platinum as the investment advisor to the Note Holders, may diverge in certain circumstances with those of the our shareholders.

To the extent that Platinum, as investment advisor to more than 2/3 of our Note Holders, are related to the us, Mr. Levy may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to us. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in our best interests.

6.B.	Compensation

During the fiscal year ended May 31, 2010, we paid cash compensation to our directors and officers as described below. No other funds were set aside or accrued by us during the fiscal year ended May 31, 2010, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws. We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and executive officers. The following fairly reflects all material information regarding compensation paid to our directors and executive officers and disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Directors and Officers

The following table sets forth all annual and long-term compensation for services provided to us during the fiscal year ended May 31, 2010, by individuals who were our directors and executive officers as at May 31, 2010:

Short Term Compensation				Long Term Compensation
				Awards		Payouts

Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Common Shares Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	Long- Term Incentive Plans ($)	All Other Compen- sation ($)

Raul Ferrer (1) Director	$14,667	nil	nil	400,000 50,000 50,000	n/a	n/a	nil

Richard Fifer (2) Director, Non-Executive Chairman of the Board of Directors	$379,790	90,000	nil	600,000 100,000 100,000 350,000	n/a	n/a	nil

David Kaplan (1) (3) Director, Corporate Secretary	$23,067	nil	nil	400,000 50,000	n/a	n/a	nil

Short Term Compensation				Long Term Compensation
				Awards		Payouts

Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Common Shares Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	Long- Term Incentive Plans ($)	All Other Compen- sation ($)

				50,000

David Levy (1) Director	$21,467	nil	nil	400,000 50,000 50,000	n/a	n/a	nil

Joao Manuel (4) Chief Operating Officer	$480,000	nil	nil	400,000 50,000 50,000	n/a	n/a	nil

Julie van Baarsen (5) Chief Financial Officer	$149,000(7)	nil	nil	100,000 100,000	n/a	n/a	nil

Lazaro Rodriguez (6) Chief Operating Officer	$120,000	nil	nil	25,000 25,000	n/a	n/a	nil

(1)	Appointed to our Board of Directors on November 6, 2009.
(2)	Served as our President and Chief Executive Officer from June 1, 2009, to September 15, 2009.
(3)	Appointed as our Corporate Secretary on December 22, 2009.
(4)	Joao Manuel served as our Chief Operating Officer from June 1, 2009, until he was appointed our President and Chief Executive Officer on November 6, 2009.
(5)	Appointed as our Chief Financial Officer on January 1, 2010, after having served us our Director of Finance since July 2, 2009.
(6)	Appointed as our Chief Operating Officer on April 8, 2010, after having served us our and Vice President of Operations since the beginning of the fiscal year.
(7)	Amount shown is in Canadian dollars.

Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2010

The table below sets forth stock options granted by us during the year ended May 31, 2010, to our then directors and officers.

Name	Common Shares Under Options Granted	% of Total Options Granted in Fiscal Year (4)	Exercise Price or Base Price ($/Share) (5)	Market Value of Common Shares Underlying Options on Date of Grant	Expiration Date
	(#) (1)		(CAD$)	($/Share)
Raul Ferrer	400,000 50,000 50,000	9.32%	$0.23 $0.87 $0.57	nil	November 18, 2014 January 5, 2015 March 25, 2015
Richard Fifer	600,000(2) 100,000 100,000 350,000(3)	21.44%	$0.23 $0.87 $0.57 $0.53	nil	November 18, 2014 January 5, 2015 March 25, 2015 April 30, 2015
David Kaplan	400,000 50,000 50,000	9.32%	$0.23 $0.87 $0.57	nil	November 18, 2014 January 5, 2015 March 25, 2015
David Levy	400,000 50,000 50,000	9.32%	$0.23 $0.87 $0.57	nil	November 18, 2014 January 5, 2015 March 25, 2015
Joao Manuel	400,000 50,000 50,000	9.32%	$0.23 $0.87 $0.57	nil	November 18, 2014 January 5, 2015 March 25, 2015
Julie van Baarsen	100,000 100,000	3.73%	$0.62 $0.84	nil	July 13, 2014 January 1, 2015

Lazaro Rodriguez	25,000 25,000	0.93%	nil	January 5, 2015 March 25, 2015

(1)	All stock options vest over a period of 21 months with the exception of (2) and (3) noted below.
(2)	Stock options subject to immediate vesting.
(3)	Stock options exercisable by the option holder in whole or in part upon closing of funding pursuant to the Forward Gold Purchase Agreement with Deutsche Bank.
(4)	Percentage of all stock options granted during the year ended May 31, 2010.
(5)	The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price for the five trading days immediately preceding the date of the stock option grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the year ended May 31, 2010, by our directors and executive officers and the value of unexercised options as of May 31, 2010:

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (CAD$)	Unexercised Options at Fiscal Year-End (#) (1) (2) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End ($)(1) (2) Exercisable/ Unexercisable

Raul Ferrer	nil	nil	150,000 / 250,000 12,500 / 37,500 0 / 50,000	29,250 / 48,750 nil / nil nil / nil

Richard Fifer	nil	nil	118,800 / 0 585,000 / 0 1,470,216(3) / 0 600,000 /0 25,000 / 75,000 0 / 100,000 0 / 350,000	19,602 / 0 nil / nil nil / nil 117,000 / 0 nil / nil nil / nil nil / nil

David Kaplan	nil	nil	150,000 / 250,000 12,500 / 37,500 0 / 50,000	29,250 / 48,750 nil / nil nil / nil

David Levy	nil nil nil	nil nil nil	150,000 / 250,000 12,500 / 37,500 0 / 50,000	29,250 / 48,750 nil / nil nil / nil

Joao Manuel	nil	nil	225,000 / 75,000 150,000 / 250,000 12,500 / 37,500 0 / 50,000	nil / nil 29,250 / 48,750 nil / nil nil / nil

Julie van Baarsen	62,500	$18,125	12,500 / 25,000 25,000 / 75,000	nil / nil nil / nil

Lazaro Rodriguez	nil	nil	50,000 / 0 6,250 / 18,750 0 / 25,000	nil / nil nil / nil nil / nil

(1)	The figures relate solely to stock options.
(2)	Value of unexercised in-the-money options calculated using the closing price of our common shares on the Toronto Stock Exchange on May 31, 2010, which was $0.425, less the exercise price of in-the-money stock options.
(3)	Stock options cancelled effective July 31, 2009.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for our directors and officers nor do we provide compensation pursuant to any bonus or profit-sharing plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have entered into formal agreements with our directors, our executive officers and with six key employees that establish financial arrangements that would be in effect in the event of a change of control of our company. Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to three times the annual compensation being paid to such person as at the time of the change of control.

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

Our Board of Directors is responsible for the stewardship of our business and affairs. Its main role is to oversee corporate performance and to ensure that management has the talent, professionalism and integrity necessary to successfully carry out our strategic plan and achieve our corporate objectives. Directors are elected at each annual meeting of our shareholders and serve until our next annual meeting, at which time directors may stand for reelection, or until their successors are elected or appointed.

During the year ended May 31, 2010, we did not nor did any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

From June 1, 2009, to November 5, 2009, our Audit Committee included Gaston Araya, Robert Baxter and John Resing, with John Resing serving as the Chairman. Since November 6, 2009, our Audit Committee has been comprised of Raul Ferrer, David Kaplan and David Levy. Each Audit Committee member is financially literate and is appointed by our Board of Directors to hold office until removed by the Board of Directors or until our next annual general meeting, at which time the appointments expire and such individuals are eligible for re-appointment. The Audit Committee reviews our interim financial statements and annual audited consolidated financial statements, liaises with our auditors, and recommends to our Board of Directors whether or not to approve such financial statements. Our Audit Committee must convene a meeting to consider any matters our auditor believes should be brought to the attention of the Board of Directors or our shareholders.

Our Audit Committee operates pursuant to a charter adopted by our Board of Directors. Our Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

From June 1, 2009, to November 5, 2009, our Compensation Committee was composed of Robert Baxter, John Cook and John Resing. Presently, our Compensation Committee includes Raul Ferrer and Richard Fifer. The Compensation Committee is appointed by our Board of Directors and is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for board members, committee members and our senior officers. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans, recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

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

As at May 31, 2010, we had approximately 840 employees, including four permanent employees and one contract staff members working out of our principal office located in Vancouver, Canada, and approximately 834 at our various locations in Panama. Our office in Panama City had 28 employees in the administration, accounting, legal and investor relations departments. Our Santa Ana and La Pintada offices near Penonome, Panama, focus on logistics, engineering and accounting with approximately 90 employees. Our geological exploration team contained approximately 98 team members and our Molejon gold plant site had approximately 618 employees.

Our subsidiary company, Petaquilla Gold, S.A. has a labour contract with union employees at our Molejon gold plant. A single union, Sindicato de los Trabajadores de las Empresas Mineras Petaquilla, negotiates the labour contract on our workers’ behalf. There are no relationships between our management and the union and we consider labour relations with our employees to be in good standing. We have not experienced any disruptions of our operations as a result of any labour disagreements to date.

6.E.	Share Ownership

As at August 30, 2010, the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at August 30, 2010	Number of Common Shares Subject to Options or Warrants at August 6, 2010	Beneficial Percentage Ownership (1)	Exercise Price (CAD$)	Expiry Date
Raul Ferrer	nil	400,000 50,000 50,000	*	$0.23 $0.87 $0.57	November 18, 2014 January 5, 2015 March 25, 2015

Richard Fifer	4,190,783	118,800 585,000 600,000 100,000 100,000 350,000	3.34%	$0.26 $0.54 $0.23 $0.87 $0.57 $0.53	July 11, 2011 February 1, 2011 November 18, 2014 January 5, 2015 March 25, 2015 April 30, 2015

David Kaplan	nil	400,000 50,000 50,000	*	$0.23 $0.87 $0.57	November 18, 2014 January 5, 2015 March 25, 2015

David Levy	nil	400,000 50,000 50,000	*	$0.23 $0.87 $0.57	November 18, 2014 January 5, 2015 March 25, 2015

Joao Manuel	nil	300,000 400,000 50,000 50,000	*	$0.52 $0.23 $0.87 $0.57	December 1, 2013 November 18, 2014 January 5, 2015 March 25, 2015

Julie van Baarsen	39,000	37,500 100,000	*	$0.62 $0.84	July 13, 2014 January 1, 2015

Lazaro Rodriguez	nil	50,000 25,000 25,000	*	$2.49 $0.87 $0.57	July 12, 2012 January 5, 2015 March 25, 2015

* Indicates less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 30, 2010, are deemed outstanding.

Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 125,281,951 common shares outstanding as of August 30, 2010.

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

We are a publicly-held corporation with our shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, as at August 30, 2010, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As at August 30, 2010, there were 125,281,951 of our common shares issued and outstanding. Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at July 31, 2010, there were a total of 203 holders of our common shares, of which 43 were resident in Canada holding an aggregate 63,670,431 common shares, 112 were resident in the United States holding an aggregate 60,042,425 common shares and 48 holders holding an aggregate of 1,569,095 common shares were not resident in either Canada nor the United States. The shareholdings of United States holders represented approximately 48.93% of our total issued and outstanding common shares as at July 31, 2010.

To the extent known to our management, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. Further, we do not know of any arrangements that may, at a subsequent date, result in a change of control of our company.

7.B.	Related Party Transactions

During the year ended May 31, 2010:

We paid consulting fees of $120,685 to a company controlled by a director (year ended May 31, 2009 – $Nil, one month ended May 31, 2008 – $Nil, year ended April 30, 2008 – $Nil) We paid fees of $489,908 (year ended May 31, 2009 - $220,176, one month ended May 31, 2008 - $4,998 and year ended April 30, 2008 - $96,624) to a company controlled by the Chairman.

We paid wages of $62,795 to a company controlled by a former officer (year ended May 31, 2009 – $Nil, one month ended May 31, 2008 – $Nil, year ended April 30, 2008 – Nil) We paid wages of $Nil (year ended May 31, 2009 - $32,158, one month ended May 31, 2008 - $30,812 and year ended April 30, 2008 - $17,122) to companies controlled by a former director.

We paid for goods and services of $166,134 (year ended May 31, 2009 - $155,805, one month ended May 31, 2008 – $Nil and year ended April 30, 2008 - $127,326) to companies controlled by the Chairman.

We paid for services of $1,203,967 to a company related to an officer of a subsidiary company. In prior years this company was not a related party.

We paid debt issuance costs of $500,000 for a senior secured note bridge financing of $4,789,206. In prior years this company was not a related party.

We paid legal fees of $273,178 (year ended May 31, 2009 - $269,526, one month ended May 31, 2008 – $Nil and year ended April 30, 2008 - $107,329), share issue costs of $Nil (year ended May 31, 2009 - $Nil, one month ended May 31, 2008 – $Nil and year ended April 30, 2008 - $162,523) and financing costs of $Nil (year ended May 31, 2009 - $104,272, one month ended May 31, 2008 - $95,257 and year ended April 30, 2008 – $Nil) to a law firm controlled by a former officer and a law firm controlled by a former director.

Of the total mark-to-market losses on senior secured notes and convertible senior secured notes, $8,875,394 was attributable to senior secured notes and convertible senior secured notes held by companies related to a director.

At May 31, 2010, excluding related party Notes and related party Convertible Notes, $981,511 was owed to related parties.

Other than the above transactions, there were no material transactions in the year ended May 31, 2010, or proposed material transactions between us or any of our subsidiaries and: enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; associates; individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual's family;

a.	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities (or their wholly owned private companies), including directors and senior management of companies and close members of such individuals' families;

b.	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.

None of our officers or directors, or any associate of such person, was indebted to us at any time during the year ended May 31, 2010, the year ended May 31, 2009, the one month ended May 31, 2008, or the year ended April 30, 2008.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the year ended May 31, 2010, the year ended May 31, 2009, the one month ended May 31, 2008, and the year ended April 30, 2008, which contains an Independent Auditor’s Report on Financial Statements dated August 30, 2010, comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict, Consolidated Balance Sheets as at May 31, 2010, and May 31, 2009, Consolidated Statements of Operations and Comprehensive Loss for the Fiscal Periods ended May 31, 2010, May 31, 2009, May 31, 2008, and April 30, 2008, Consolidated Statements of Shareholders’ Deficiency for the years ended May 31, 2010 and 1009, Consolidated Statements of Cash Flows for the Fiscal Periods Ended May 31, 2010, May 31, 2009, May 31, 2008, and April 30, 2008, and Notes to the Consolidated Financial Statements.

Dividend Distributions

The timing, payment, form and amount of dividends paid on our common shares, if and when declared, is determined by our board of directors, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business matters as our board of directors considers relevant.

8.B.	Significant Changes

Subsequent to May 31, 2010, the following events took place:

1)	On August 17, 2010, we entered into a Forward Gold Purchase Agreement with Deutsche Bank, AG (“Deutsche Bank”). Subject to the satisfaction of certain conditions precedent and the successful completion of the transaction, Deutsche Bank will make an upfront payment of $45,000,000 in exchange for the delivery of 68,243 ounces of gold over a five year period. Based on the price of gold at the time of delivery, Deutsche Bank may be required to make additional payments to us as gold is delivered. If the transaction is completed, the upfront payment, net of estimated restructuring, legal and finder’s fees of approximately $4,000,000, will be used to prepay a portion of the Notes and Convertible Notes.

2)	As a condition precedent to completing the forward gold sale with Deutsche Bank, the holders of the Notes and Convertible Notes will be required to enter into an Inter-Creditor Agreement with Deutsche Bank and the Company. While these agreements are not final, management expects that the impact of the Inter-Creditor Agreement on the Notes and Convertible Notes will be as follows:

a)	the security for the Notes and Convertible Notes will become subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)	no interest or principal payments will be required on the Notes or Convertible Notes for the first six months after the effective date of the Inter-Creditor Agreement. After the first six months, the Company is only required to make scheduled interest payments on the Notes and Convertible Notes as they become due until the Notes and Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)	until our obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Notes and Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)	if we are able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes and Convertible Notes.

3)	If the Forward Gold Purchase Agreement with Deutsche Bank is successfully completed, we have agreed to pay the Chairman $100,000 as a bonus for partial prepayment of the Notes and Convertible Notes. When we repay the remaining amount outstanding on the Notes and Convertible Notes, the Chairman will be entitled to receive an additional bonus payment of $150,000.

4)	As a condition precedent to the completion of the Forward Gold Purchase Agreement with Deutsche Bank, Daniel Small resigned as a director of the Company on August 16, 2010.

5)	In August 2010, the holders of the Notes and Convertible Notes requested an additional 2% in interest on the outstanding balance payable, effective March 15, 2010, as consideration for the holders not issuing a written notice that an event of default had occurred which could have required immediate repayment of the Notes and Convertible Notes. We have agreed to pay this additional interest.

6)	The term of 188,800 options, which were to expire on July 11, 2010, was extended for one year and 100,000 options were exercised.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows.

	High (CAD$)	Low (CAD$)
July 2010	$0.52	$0.30
June 2010	$0.42	$0.30
May 2010	$0.55	$0.37
April 2010	$0.61	$0.46
March 2010	$0.70	$0.52
February 2010	$0.74	$0.60
	High (CAD$)	Low (CAD$)
June 1, 2009 – May 31, 2010	$0.98	$0.20
Fourth Quarter (March 1, 2010 – May 31, 2010)	$0.70	$0.37
Third Quarter (December 1, 2009 – February 28, 2010)	$0.98	$0.60
Second Quarter (September 1, 2009 – November 30, 2009)	$0.62	$0.20
First Quarter (June 1, 2009 – August 31, 2009)	$0.79	$0.45

June 1, 2008 – May 31, 2009	$1.98	$0.285
Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.73	$0.35
Third Quarter (December 1, 2008 – February 28, 2009)	$0.61	$0.285
Second Quarter (September 1, 2008 – November 30, 2008)	$1.30	$0.36
First Quarter (June 1, 2008 – August 31, 2009)	$1.98	$0.93

May 1, 2008 – May 31, 2008	$2.32	$1.75

May 1, 2007 – April 30, 2008	$3.42	$1.87

February 1, 2007 – April 30, 2007	$2.45	$1.90

February 1, 2006 – January 31, 2007	$3.04	$1.02

The closing price of our common shares on the Toronto Stock Exchange on August 30, 2010, was CAD$0.44.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
July 2010	$0.51	$0.30
June 2010	$0.404	$0.29
May 2010	$0.55	$0.3527
April 2010	$0.6076	$0.47
March 2010	$0.68	$0.52
February 2010	$0.715	$0.554
	High	Low
June 1, 2009 – May 31, 2010	$0.9526	$0.20
Fourth Quarter (March 1, 2010 – May 31, 2010)	$0.68	$0.3527
Third Quarter (December 1, 2009 – February 28, 2010)	$0.9526	$0.554
Second Quarter (September 1, 2009 – November 30, 2009)	$0.58	$0.20
First Quarter (June 1, 2009 – August 31, 2009)	$0.729	$0.411

June 1, 2008 – May 31, 2009	$1.99	$0.26
Fourth Quarter (March 1, 2009 – May 31, 2009)	$0.64	$0.26
Third Quarter (December 1, 2008 – February 28, 2009)	$0.53	$0.26
Second Quarter (September 1, 2008 – November 30, 2008)	$1.18	$0.28
First Quarter (June 1, 2008 – August 31, 2009)	$1.99	$0.852

May 1, 2008 – May 31, 2008	$2.349	$1.75

May 1, 2007 – April 30, 2008	$3.40	$1.80

February 1, 2007 – April 30, 2007	$2.24	$1.6398

February 1, 2006 – January 31, 2007	$2.7059	$0.901

The closing price of our common shares on the Over the Counter Bulletin Board on August 30, 2010, was $0439.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

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

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

We were incorporated on October 10, 1985, pursuant to the Company Act (British Columbia), which has been replaced by the Business Corporations Act (British Columbia) (the "Act") and are registered with the Registrar of Companies for British Columbia under incorporation number 298967. We are not limited in our objects and purposes.

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

Our Shareholder Rights Plan was filed as Exhibit 2.A to our Annual Report on Form 20-F for the year ended May 31, 2007.

10.C.	Material Contracts

We have entered into formal agreements with our directors, our executive officers and with six key employees that establish financial arrangements that would be in effect in the event of a change of control of our company. Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to three times the annual compensation being paid to such person as at the time of the change of control.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non -Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment. To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries. Because our total assets are less than the $5 million notification threshold, and because our business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in us by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

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

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. We are a public corporation for purposes of the ITA and a common share of our company will be taxable Canadian property to a non-resident holder if, at any time during the 60 month period immediately preceding the disposition, the nonresident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of our shares. Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

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

Where a non-resident holder realizes a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)        the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(b)        the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the year preceding the disposition.

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

Distributions on Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company”, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares generally are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations.

For taxable years beginning before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that we are a “qualified foreign corporation,” as defined in Section 1(h) (11) of the Code if we are not, and have not been, a PFIC, as described below under “Passive Foreign Investment Company.” We have not determined whether or not we meet the definition of a PFIC for the current tax year and any prior tax years. A corporation that is a PFIC, along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

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

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statements by Experts

Not applicable.

10.H.	Documents on Display

Any documents referred to in this Annual Report may be inspected at our head office located at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9 Canada, during normal business hours.

10.I.	Subsidiary Information

There is no additional information, which must be provided in Canada and which is not otherwise called for by the body of Canadian GAAP used in preparing our consolidated financial statements, relating to our subsidiaries.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. We have reduced our credit risk by investing our cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery.

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

We have been unable to meet all of our obligations with respect to scheduled repayments of principal, premium and interest on our Notes and interest on our Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, we have paid $1,200,000. Under the terms of the Indenture an event of default has occurred and the Notes and Convertible Notes are due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

Subsequent to year end, we entered into a prepaid gold forward facility with Deutsche Bank AG (“Deutsche Bank”) for $45,000,000. Upon the satisfaction of certain conditions precedent and successful completion of this transaction, net proceeds of approximately $41,000,000 will be used to extinguish a portion of our Notes and Convertible Notes.

Currency risk

Financial instruments that impact our net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As we conduct the vast majority of our activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on our net earnings and other comprehensive income.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

Qualitative Information about Market Risk

Our objectives of capital management are intended to safeguard our ability to support our normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt, leases, Notes, Convertible Notes and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. We manage the capital structure and make adjustments in light of changes in economic conditions and the risk characteristics of our assets.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company has been unable to meet all of its obligations with respect to scheduled repayments of principal, premium and interest on its Notes and interest on its Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, the Company has paid $1,200,000. Under the terms of the Indenture an event of default has occurred and the Notes and Convertible Notes are currently due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

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

Our Shareholder Rights Plan was filed as Exhibit 2.A. to our annual report on Form 20-F for the fiscal year ended May 31, 2009.

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

Under the supervision and with the participation of our President (serving as our principal executive officer) and Chief Financial Officer (serving as our principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”). Based upon that evaluation, our President and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

During the year ending May 31, 2009, the Company identified a material weakness in internal controls. The Company’s policies and procedures relating to cash disbursements at one of the Company’s operating subsidiaries were not followed.

During the current fiscal year, the Company redesigned the internal controls for operating subsidiaries by replacing all signing authorities at these operations with senior level employees. This allowed the Company to resolve the material weakness over cash disbursements.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at May 31, 2010. Based on this evaluation, as at May 31, 2010, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended May 31, 2010, and expressed an unqualified opinion thereon. Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of May 31, 2010. The report can be found in the “Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight board (United States of America)”.

Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of May 31, 2010, has been audited by our independent registered chartered accountants, Ernst & Young LLP, who also audited our consolidated financial statements for the year ended May 31, 2010. Ernst & Young LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of May 31, 2010, and their report is included on page xx of this Annual Report.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, other than the changes discussed under Management’s Annual Report on Internal Control over Financial Reporting, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.	[RESERVED]

16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have not identified an Audit Committee Financial Expert among the three directors currently serving on our Audit Committee. Our current Audit Committee members are Raul Ferrer, David Kaplan and David Levy, each of whom, as a result of various professional backgrounds, is financially literate with an understanding of internal controls and procedures.

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

Our Code of Business Ethics and Conduct and our Whistle-Blower Policy were filed as Exhibits 11.A and 11.B to our Form 20-F for the period ended May 31, 2008. The full text of our Code of Business Ethics and Conduct and our Whistle-Blower Policy can be viewed on our website at www.petaquilla.com and we will provide a copy of each document to any person without charge, upon request. Requests can be sent to: Petaquilla Minerals Ltd., Suite 410 -475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for (i) the period covered by the year ended May 31, 2010, and (ii) the period covered by the year ended May 31, 2009, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended		Year Ended
	May 31, 2010		May 31, 2009
	(CAD$)		(CAD$)
Audit Fees (1)	$620,000	(5)	$1,075,300
Audit-Related Fees (2)	$40,000	(5)	$186,280
Tax Fees (3)	$20,000		$26,840
All Other Fees (4)	-		-
Totals	$680,000	(5)	$1,288,421

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

(5)	Fees for the year ended May 31, 2010, are estimated.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements (i.e. 100%) and fees for the year ended May 31, 2010, and the year ended May 31, 2009, were approved by the Audit Committee and all such engagements were completed by our independent auditor with no work performed by persons other than our independent auditor’s full-time, permanent employees. The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditor's independence. The Board determined that, starting in the fiscal year ended January 31, 2005, fees paid to our independent auditors for non-audit services in any year would not exceed the fees paid for audit services during the year. Permissible non-audit services are limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases were made by us or on our behalf or any “affiliated purchaser”, as defined in §240.10b-18(a)(3), of shares or other units of any class of our equity securities that is registered pursuant to Section 12 of the Exchange Act.

16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16.G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Please see the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report on Form 20-F. These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in United States dollars. Such consolidated financial statements have been reconciled to U.S. GAAP (see Note 27 therein).

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended May 31, 2010, Year Ended May 31, 2009, One
Month Ended May 31, 2008, and Year Ended April 30, 2008

Management Report on Internal Control over Financial Reporting

The management of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Petaquilla’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

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

During the prior year, the Company identified a material weakness in internal controls related to the fact that the Company’s policies and procedures over cash disbursements were not being followed at one of the Company’s operating subsidiaries. As a result of this the Company redesigned the internal controls for operating subsidiaries by replacing all signing authorities at these operations with senior level employees. The Company has also performed a review of transactions to test if policies and procedures are now being followed and is satisfied that this internal control weakness has been remediated.

The Company’s management assessed the effectiveness of Petaquilla’s internal controls over financial reporting as of May 31, 2010.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Petaquilla’s management believes that, as of May 31, 2010 (“the Evaluation Date”), the Company’s internal control over financial reporting was effective as of the Evaluation Date based on those criteria.

During the period covered by this report, other than the change made with respect to cash disbursements, as previously discussed, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting, as of May 31, 2010, has been audited by Ernst & Young LLP, Independent Registered Accountants, who also audited the Company’s consolidated financial statements for the year ended May 31, 2010, as stated in their report which appears on the following page.

PETAQUILLA MINERALS LTD.

By:	/s/ Julie van Baarsen	By:	/s/ Joao Manuel

	Julie van Baarsen, Chief Financial Officer		Joao Manuel, President and Chief Executive Officer
	(principal financial and accounting officer)		(principal executive officer)

INDEPENDENT AUDITORS’ REPORT ON
FINANCIAL STATEMENTS

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. (the “Company”) as at May 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for the years ended May 31, 2010 and 2009, the one month period ended May 31, 2008, and the year ended April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at May 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended May 31, 2010 and 2009, the one month period ended May 31, 2008, the year ended April 30, 2008, in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at May 31, 2010, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 30, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada, August 30, 2010.

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the 2010 consolidated financial statements. Our report to the shareholders dated August 30, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada, August 30, 2010.
Chartered Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS
UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s [the “Company”] internal control over financial reporting as of May 31, 2010 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the COSO criteria]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at May 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for the years ended May 31, 2010 and 2009, the one month period ended May 31, 2008, and the year ended April 30, 2008 and our report dated August 30, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada, August 30, 2010.
Chartered Accountants

PETAQUILLA MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(in United States Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	May 31,	May 31,
	2010	2009

ASSETS (Notes 13, 14, and 15)
Current
Cash and cash equivalents (Note 23)	$4,625,649	$3,575,168
Receivables	116,326	144,225
Inventory (Note 3)	3,634,715	1,038,999
Prepaid expenses	690,152	591,847
Total current assets	9,066,842	5,350,239
Restricted cash (Note 8)	566,708	707,480
Long term stockpile inventory (Note 3)	1,107,316	-
Deposit on equipment and construction materials	816,461	1,762,945
Property, plant and equipment (Notes 4 and 13)	9,916,595	12,879,658
Mineral properties (Note 5)	58,788,273	60,843,501
Total assets	$80,262,195	$81,543,823

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	$17,586,683	$8,746,892
Current portion of deferred services and materials (Note 12)	3,153,394	120,000
Current portion of obligations under capital leases (Note 13)	4,136,032	5,054,987
Current portion of long-term debt (Note 10)	35,465	160,993
Senior secured notes (Note 14)	26,646,631	15,653,483
Convertible senior secured notes (Note 15)	44,837,991	-
Total current liabilities	96,396,196	29,736,355

Long term debt (Note 10)	80,235	-
Deferred services and materials (Note 12)	-	3,123,394
Obligations under capital leases (Note 13)	440,229	4,391,168
Senior secured notes (Note 14)	-	13,754,019
Convertible senior secured notes (Note 15)	-	34,794,455
Asset retirement obligation (Note 24)	4,698,650	4,664,720
Total liabilities	101,615,310	90,464,111
Commitments and contingencies (Notes 21 and 25)
Shareholders' deficiency
Share Capital
Authorized
Unlimited common shares and preferred shares without par value (Note 16)
Issued and outstanding
125,281,951 (May 31, 2009 – 96,040,121) common shares	102,334,997	89,208,668
Treasury shares, at cost
44,200 (May 31, 2009 – 44,200) common shares	(122,193)	(122,193)
Warrants (Notes 16 and 18)	13,209,412	14,109,097
Contributed surplus (Note 16)	16,219,808	13,897,197
Equity component of convertible senior secured notes (Note 15)	495,121	495,121
Accumulated comprehensive loss (Note 2)	(6,733,242)	(6,733,242)
Deficit	(146,757,018)	(119,774,936)
Total shareholders’ deficiency	(21,353,115)	(8,920,288)
Total liabilities and shareholders’ deficiency	$80,262,195	$81,543,823

On behalf of the Board:

“Richard Fifer” - Director	“David Kaplan” - Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in United States Dollars)

	Year ended	Year ended	One month	Year ended
	May 31	May 31	ended May 31	April 30
	2010	2009	2008	2008

METAL SALES	$27,827,935	-	-	-
COST OF SALES	16,523,160	-	-	-
AMORTIZATION AND DEPLETION	4,839,420	-	-	-
	6,465,355	-	-

EXPENSES
Accounting and legal (Note 19)	$1,775,357	$1,944,302	$15,536	$1,306,921
Accretion of asset retirement obligation (Note 24)	325,287	331,504	52,098	305,692
Consulting fees (Note 19)	663,796	370,248	21,170	943,250
Filing fees	64,303	115,295	280	87,005
Investor relations and shareholder information	502,690	475,092	54,595	1,012,822
Office administration	1,609,746	2,187,020	213,168	2,711,908
Rent	119,920	240,693	1,630	122,495
Donations and community relations	1,240,479	949,271	-	-
Exploration and development costs (Note 6)	4,304,303	7,761,862	562,237	11,690,204
Stock-based compensation (Note 17)	1,351,106	898,454	77,890	5,561,247
Travel	906,989	1,014,530	121,849	857,907
Debt issuance costs (Notes 11, 14 and 15)	613,244	6,398,825	3,894,873	-
Wages and benefits (Note 19)	3,428,470	2,916,615	177,329	1,668,455
Total expenses	(16,905,690)	(25,603,711)	(5,192,655)	(26,267,906)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(93,159)	(8,157,720)	295,059	1,342,442
Interest income	52,394	169,366	78,658	51,926
Interest on long-term debt (Notes 10 and 13)	(501,574)	(37,382)	(15,613)	(68,465)
Asset usage fees	-	(4,155)	(695)	126,775
Gain on sale of equity investment (Note 7)	-	40,604,938	-	4,347,077
Power and drilling services	90,000	156,597	70,094	76,430
Loss from equity investment (Note 7)	-	(2,396,011)	(779,846)	(8,301,371)
Gain on dilution of equity investment (Note 7)	-	2,238,492	-	12,582,085
Redemption loss on senior secured notes	(240,000)	(13,130,982)	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	(15,849,408)	(14,939,298)	-	-
Total other income (expenses)	(16,541,747)	4,503,845	(352,343)	10,156,899

Net loss for the period	(26,982,082)	(21,099,866)	(5,544,998)	(16,111,007)
Other comprehensive (loss) gain:
Unrealized (loss) gain on translating financial statements to U.S. dollar reporting currency (Note 2)	-	(4,648,716)	487,574	716,555

Comprehensive loss for the year	$(26,982,082)	$(25,748,582)	$(5,057,424)	$(15,394,452)

Basic and diluted loss per share	$(0.25)	$(0.22)	$(0.06)	$(0.17)

Weighted average number of common shares outstanding (basic and diluted)	107,740,441	96,019,488	93,131,030	93,131,030

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
(in United States dollars)

	Number of Common Shares	Amount of Common Shares	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit

Balance as at May 31, 2008	95,958,641	$89,002,273	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)

Exercise of stock options	81,480	206,395	(168,732)	-	-	-
Stock-based compensation	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	706,802	-	-
Expiration of warrants	-	-	263,263	(263,263)	-	-
Warrant issue costs				(102,546)	-	-
Repricing of senior secured notes warrants	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)
Non-brokered private placements, net of finders’ fees	28,000,080	12,226,321	-	319,736	-	-
Exercise of stock options	768,750	542,201	(187,487)	-	-	-

Stock-based compensation	-	-	1,351,106	-	-	-
Expiration of warrants	-	-	1,158,992	(1,158,992)	-	-
Exercise of warrants	473,000	357,807	-	(60,429)	-	-
Net loss	-	-	-	-	-	(26,982,082)

Balance as at May 31, 2010	125,281,951	$102,334,997	$16,219,808	$13,209,412	$(6,733,242)	$(146,757,018)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in United States Dollars)

	Year ended May 31, 2010	Year ended May 31, 2009	One month ended May 31, 2008	Year ended April 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(26,982,082)	$(21,099,866)	$(5,544,998)	$(16,111,007)
Items not affecting cash:
Accretion of asset retirement obligation	325,287	331,504	52,098	305,692
Amortization and depletion	4,839,420	-	-	-
Amortization included in office administration	361,198	336,602	35,511	344,968
Gain on dilution of equity investment	-	(2,238,492)	-	(12,582,085)
Gain on sale of equity investment	-	(40,604,938)	-	(4,347,077)
Loss from equity investment	-	2,396,011	779,846	8,301,371
Stock-based compensation	1,351,106	898,454	77,890	5,561,247
Stock-based compensation included in exploration and development expenses	-	(28,564)	12,113	581,068
Amortization included in exploration and development expenses	-	4,033,720	368,809	2,901,942
Debt issuance costs	613,244	6,398,825	3,894,872	-
Redemption loss on senior secured notes	240,000	13,130,982	-	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	15,849,408	14,939,298	-	-
Interest paid on senior secured notes and convertible senior secured notes	(2,526,291)	-	-	-
Unrealized foreign exchange losses (gains)	-	8,651,025	(397,753)	(234,748)
Changes in non-cash working capital items:
Decrease (increase) in receivables	27,899	306,660	(187,614)	(153,297)
(Increase) decrease in prepaid expenses	(98,305)	(281,592)	343,861	(202,481)
(Increase) in inventory	(3,274,719)	(1,038,999)	-	-
Deferred services and materials	(90,000)	(156,597)	(70,094)	(76,430)
(Decrease) increase in accounts payable and accrued liabilities	9,864,683	(1,984,118)	(9,498,857)	9,042,977
Net cash provided by (used in)operating activities	500,846	(16,010,085)	(10,134,316)	(6,667,860)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	652,092	37,662	-	1,625,520
Proceeds from issue of shares	13,216,313	-	-	12,142,274
Share issuance costs	(670,256)	-	-	(458,397)
Advances from (to) Petaquilla Copper Ltd.	-	-	-	17,682,808
(Repayment of) proceeds from bank overdraft	-	(2,100,000)	(32,125)	896,935
Proceeds from senior secured notes	-	40,587,500	27,412,500	-
Repayment of senior secured notes	(1,200,000)	(64,238,852)	-	-
Proceeds from convertible senior secured notes	-	34,000,000	-	-
Payment of capital lease obligations	(4,869,894)	(2,824,140)	(60,390)	(700,022)
Debt issuance costs	(613,244)	(6,286,138)	(3,894,872)	-
Repayment of long-term debt	(160,993)	(436,230)	(45,005)	(534,993)
Proceeds from bridge financing	4,788,826	-	-	-
Repayment of bridge financing	(4,788,826)	-	-	-
Net cash provided by (used in)financing activities	6,354,018	(1,260,198)	23,380,108	30,654,125
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,138,477)	(1,631,883)	-	(6,579,011)

Pre-production revenue credited to mineral properties	22,779,059	653,941	-	-
Pre-production cost of sales included in mineral properties	(24,275,977)	(1,260,127)	-	-
Deposit on equipment	-	(1,762,945)	-	-
Investment in mineral properties	(3,310,056)	(31,073,461)	(1,289,902)	(13,909,888)
Redemption (purchase) of performance bond and restricted cash	140,772	-	-	511,315
Proceeds (purchase) from sale of equity investment	-	43,238,852	-	-
Net cash (used in) provided by investing activities	(5,804,679)	8,164,377	(1,289,902)	(19,977,584)
Impact of exchange rate changes on cash and cash equivalents	296	(169,063)	(872,009)	(3,849,118)

Change in cash and cash equivalents	1,050,481	(9,274,969)	11,083,881	159,563

Cash and cash equivalents, beginning of period	3,575,168	12,850,137	1,766,256	1,606,693

Cash and cash equivalents, end of period	$4,625,649	$3,575,168	$12,850,137	$1,766,256

Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”) was incorporated in the Province of British Columbia.

The Company is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and operates under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997 which is a contractual arrangement between the Company and the Government of Panama. In accordance with Ley Petaquilla, the Ministry of Commerce and Industry of the Government of Panama issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejon gold mine. Commercial production was subsequently achieved on January 8, 2010. The Company is also pursuing exploration activities centered on its 842 square kilometres of concessions in the Province of Colon, Panama.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has experienced recurring operating losses and has accumulated an operating deficiency of $146,757,018 at May 31, 2010 (May 31, 2009 - $119,774,936) and a shareholders’ deficiency of $21,353,115 at May 31, 2010 (May 31, 2009 – $8,920,288). Also the Company had a working capital deficiency of $87,329,354 at May 31, 2010 (May 31, 2009 - $24,386,116). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year. (See Note 26).

The Company is currently in discussions with lenders to refinance its senior secured notes and convertible senior secured notes however, there is no guarantee that management will be successful in its efforts. Therefore, the use of generally accepted accounting principles that are applicable to a going concern may not be appropriate as there is substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operating cash flow and profitability of the Company are affected by various factors including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, risk of business disruption due to environmentalist activities, and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). For a description of the differences between Canadian GAAP and United States GAAP for the Company, see note 27.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Panamanian Development and Infrastructure Ltd. (formerly Petaquilla Infrastructure Ltd.) (a British Columbia corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Panama Desarrollo De Infraestructuras, S.A. (formerly Petaquilla Hidro, S.A.) (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation) and a 50.2% interest in Petaquilla Infraestructura, S.A. (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it is the primary beneficiary of Azuero Mining Development, S.A. (a Panama corporation) and this VIE is consolidated with the accounts of the Company in these consolidated financial statements. The Company does not have access to the assets of Azuero Mining Development, S.A. and the creditors of Azuero Mining Development, S.A. do not have recourse against the Company.

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

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, the estimated recoverable tonnes of ore from the mine and the estimated tonnes of waste material to be mined, the expected economic life of the mine, the estimated future operating results and net cash flows from the mine, the anticipated costs of reclamation and mine closure obligations, the recoverability of accounts receivable, the useful life of property, plant and equipment, the amount and likelihood of contingencies, the discount rate and expected redemption date used for valuation of senior secured and convertible senior secured notes, the valuation allowance for future income tax assets and the accounting for stock-based compensation and warrants.

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

Inventory

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses, royalties and amortization and depletion of mining assets. Supplies are valued at the lower of average cost or replacement cost.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Equipment is recorded at cost less accumulated amortization, which is provided on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Computer equipment	30%
Equipment under capital lease	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Buildings	4%

Plant is depleted on a unit-of-production basis over the estimated economic life of the mine to which it relates. Tailings ponds are depleted on a straight line basis over their estimated useful life, which ranges from one to two years.

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

Prior to the attainment of commercial production, all revenues from metal sales and all production and selling costs related to those sales are capitalized as part of mineral properties. After the start of commercial production, all revenue and applicable costs are recorded in the consolidated statement of operations. The start of commercial production is defined as the point in time when 70% of the designed production capability is achieved and this is maintained for thirty consecutive days.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt issuance costs

Debt issuance costs, which include legal fees, trustee fees, due diligence fees, finders’ fees, and finders’ warrants, are expensed in the year that they are incurred.

Interest expense

Interest expense on financing related to project development, construction and mill equipment is capitalized to mineral properties to be amortized over the recoverable reserves on a unit-of-production basis. Interest on operating long-term debt is expensed to operations as it is incurred since it relates to the acquisition of equipment used for general corporate purposes rather than for production.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized as a result of the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, all outstanding options and warrants were anti-dilutive since the proceeds to be received would be below the market value of the Company’s shares, and the Company incurred a net loss for all periods presented.

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

Adoption of new accounting policies

In February 2008, the CICA issued a new Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs and EIC-27- Revenues and Expenditures during the Pre-Operating Period. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The new Section was applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009. The adoption of this section did not have a material impact on the Company’s consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2009 the Company adopted the amendments to CICA Section 3862, Financial Instruments Disclosures, to include enhanced disclosures on the liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

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

3.	INVENTORY

	May 31, 2010	May 31, 2009
Supplies	$1,505,310	$1,038,999
Ore stockpiles	1,398,074	-
Work in process	404,870	-
Finished goods	1,433,777	-
	4,742,031	1,038,999
Less: Ore stockpiles which will not be consumed for more than one year	1,107,316	-
	$3,634,715	$1,038,999

The amount of inventories recognized as an expense during the year is included in cost of sales in the Consolidated Statement of Earnings.

4.	PROPERTY, PLANT AND EQUIPMENT

		May 31,			May 31,
		2010			2009

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Equipment under capital leases	10,808,073	6,011,701	4,796,372	10,808,072	3,956,113	6,851,959
Equipment	9,294,346	5,322,109	3,972,237	8,744,787	3,737,484	5,007,303
Buildings	472,530	39,160	433,370	472,783	21,098	451,685
Vehicles	433,348	109,208	324,140	167,499	27,257	140,242
Computer equipment	262,105	121,475	140,630	221,489	69,909	151,580
Computer software	214,132	168,788	45,344	201,187	129,915	71,272
Land	188,533	-	188,533	189,353	-	189,353
Furniture and fixtures	28,302	12,333	15,969	25,016	8,752	16,264
	$21,701,369	$11,784,774	$9,916,595	$20,830,186	$7,950,528	$12,879,658

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

5.	MINERAL PROPERTIES

As at May 31, 2010, the Company has capitalized $58,788,273 in mineral property costs, net of revenue of $27,908,659. A total of $60,843,501, net of revenue of $653,941 was capitalized in mineral property costs as at May 31, 2009.

	May 31, 2010	May 31, 2009
Plant	$46,876,372	$47,610,795
Plant equipment	2,973,133	2,973,133
Camp	5,553,824	5,252,168
Tailings ponds	1,599,202	-
Site improvements under construction	238,734	-
Asset retirement obligation (Note 24)	3,166,947	3,458,304
Capitalized interest expense	1,999,794	1,549,101
Depletion	(3,619,733)	-
	$58,788,273	$60,843,501

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

6.	EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of other properties are detailed below:

	Year ended May 31,	Year ended May 31,	One month ended
	2010	2009	May 31, 2008
Temporary camp costs	$1,182,676	$-	$-
Engineering and geologists	769,598	1,180,721	39,107
Trenching	637,277	78,024	22,862
Drilling costs	486,291	1,603,544	40,581
Logistics	264,593	153,229	7,921
Topography	202,893	7,599	1,956
Assaying	186,941	-	-
Transportation	161,666	-	-
Engineering and design	123,053	145,285	25,224
Communications	96,372	49,396	-
Data management	74,004	-	-
Environment	60,009	162,859	8,153
Bridges and roads	38,819	376,049	1,693
Property permits	20,111	-	33,818
Amortization on operating equipment	-	4,033,720	368,809
Stock-based compensation	-	(28,564)	12,113
	$4,304,303	$7,761,862	$562,237

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

6.	EXPLORATION AND DEVELOPMENT COSTS (continued)

Year ended April 30,
2008
Drilling costs	$5,845,024
Trenching	370,845
Engineering and geologists	1,058,073
Environment	117,545
Logistics	85,810
Engineering and design	335,193
Transportation	102,686
Communications	62,370
Topography	37,797
Technical support	9,824
Bridges and roads	(4,083)
Amortization on operating equipment	2,901,942
Stock-based compensation (Note 16)	581,068
Interest expense	186,110
$11,690,204

7.	INVESTMENT IN PETAQUILLA COPPER LTD.

The Company initially owned 22,233,634 of the issued shares of Petaquilla Copper Ltd. (“Copper”) at a cost of $439,367 (CAD$ 500,000). Subsequent to the spin out of Copper, the Company accounted for Copper on an equity basis. Under the equity method, the Company recorded the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment. If the percentage of loss from the investee was greater than the carrying cost, the amount was not reduced below zero. Dilution gains arose whenever Copper issued equity at a price greater than the carrying value of the equity investment.

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of CAD$ 2.20 per common share, for proceeds of $43,238,852 (CAD$ 44,920,843). The Company did not incur any transaction costs in disposing of the shares.

8.	RESTRICTED CASH

The Company has $566,708 in term deposits (May 31, 2009 - $707,480) which are being held to guarantee credit cards and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.5% to 4.875%.

9.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama. At May 31, 2010 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

10.	LONG-TERM DEBT

During the current year, the Company arranged bank loan financing of $115,700 for the purchase of vehicles. The loan is secured by the purchased vehicles.

The following table summarizes the loans outstanding as at May 31, 2010 and May 31, 2009:

	May 31, 2010	May 31, 2009

Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$115,700	-

Equipment loan, repayable at $7,445 per month including interest at 9.0%, paid out October 2009	-	$29,891

Equipment loan, repayable at $18,095 per month including interest at 9.25%, paid out January 2010	-	125,575

Vehicle loan, repayable at $793 per month, including interest at 9.25%, paid out January 2010	-	5,527
	115,700	160,993
Less: current portion	(35,465)	(160,993)
	$80,235	$-

11.	SENIOR SECURED NOTE BRIDGE FINANCING FROM RELATED PARTIES

On November 6, 2009 the Company offered for issue a new series of notes pursuant to the Company’s senior secured note and convertible senior secured note indenture up to $5,000,000 of financing (“Bridge Financing”) to companies related to directors. The Bridge Financing was repaid in whole in January 2010 along with a restructuring fee of $500,000.

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

	May 31, 2010	May 31, 2009
	$3,153,394	$3,243,394
Current portion	3,153,394	120,000
Non-current portion	$-	$3,123,394

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

13.	CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2009 - $2,361,098) as additional security.

Future minimum lease payments on the capital lease obligations are as follows:

	May 31, 2010	May 31, 2009
2010	$-	$5,741,567
2011	4,376,667	4,164,972
2012	447,080	461,907
	4,823,747	10,368,446
Less imputed interest of 9%	(247,486)	(922,291)
Total	4,576,261	9,446,155
Current obligation	4,136,032	5,054,987
Long- term obligation	$440,229	$4,391,168

14.	SENIOR SECURED NOTES

	May 31, 2010	May 31, 2009
Senior secured notes due to related parties	$20,672,235	$-
Senior secured notes due to third parties	5,974,396	29,407,502
	26,646,631	29,407,502
Less estimated current portion	26,646,631	15,653,483
	$-	$13,754,019

At May 31, 2010, there are 21,301 senior secured notes (“Notes”) outstanding (May 31, 2009 - 26,468). The Notes bear interest at an annual rate of 15%. Semi-annual principal repayments on the Notes range from $nil to $8,000,000 depending upon the weighted average market price of gold during the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment

Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Notes mature five years from date of issuance at 120% of principal. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. After 18 or 24 months from the date of issuance of the Notes, depending upon the agreement reached with the Note holders, the holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes. On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of Distributable Cash.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

14.	SENIOR SECURED NOTES (continued)

Distributable Cash is defined as cash available after:

a)	satisfaction of the Company’s debt obligations (principal and interest);
b)	satisfaction of the Company’s general and administrative expenses, capital expenditures and other expense obligations;
c)	deduction for income tax obligations; and
d)	retaining reasonable working capital or other reserves.

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of May 31, 2010 neither of these has been defined.

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

On September 15, 2009 the Company redeemed 5,000 Notes at 120% of their principal value plus interest for a total payment of $6,208,844. This payment was financed in part by a $5,129,600 prepayment on forward gold sales of 5,600 ounces at a net price of $916 per ounce.

There were two additional scheduled repayments of principal, premium and interest totalling $9,443,405 that were due in March 2010 and May 2010. Of the amounts due, the Company has paid out $857,594. Under the terms of the Indenture an event of default has occurred and the Notes are currently due on demand at the option of the Note holders or the Trustee. (See Note 26).

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement”, HB 3862 “Financial Instruments – Disclosure” and HB 3863 “Financial Instruments –Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants. On the valuation dates, the value of the Notes was calculated to be $58,474,937 and the amount allocated to the warrants was $1,525,063. Prepaid interest of $9,000,000 was applied as a reduction of the Notes. The liability component was initially estimated as approximating the value of a two-year bond with no put or call features using a discount rate of 26.65%. The senior secured notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading. At May 31, 2010, the Notes have been adjusted to their fair market value of $26,646,631. Fair market value was estimated as approximating the value of a one-month bond with no put or call features and a 12% discount rate.

During the fiscal year ended May 31, 2010 the Company incurred Nil (year ended May 31, 2009 –$3,931,861) in financing costs related to the Notes. These costs were expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

14.	SENIOR SECURED NOTES (continued)

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

At May 31, 2010, of the 21,301 senior secured notes outstanding, 16,486 senior secured notes are due to companies related to directors of the Company.

15.	CONVERTIBLE SENIOR SECURED NOTES

	May 31, 2010	May 31, 2009

Convertible notes due to related parties	$44,397,509	-
Less estimated current portion	44,397,509	-
	$-	-

Convertible notes due to third parties	$440,482	$34,794,455
Less estimated current portion	440,482	-
	$-	$34,794,455

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

Reasonable working capital and other reserves are to be defined mutually between the Company and the Note holders. As of May 31, 2010 neither of these has been defined.

Commencing in September 2010, on a semi-annual basis, the Company is required to make principal payments under each holder’s Convertible Notes ranging from $nil to $8,000,000 depending upon the weighted average market price of gold for the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment
Over $1,000	$ 8,000,000
$900 to $1,000	$ 6,000,000
$800 to $900	$ 4,000,000
Less than $800	-

Interest of $829,545 on the Convertible Notes was due on May 15, 2010. Of this amount the Company has paid $342,406. Under the terms of the Indenture an event of default has occurred and the Convertible Notes are currently due on demand at the option of the Convertible Note holders or the Trustee. (See Note 26)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

15.	CONVERTIBLE SENIOR SECURED NOTES (continued)

The Convertible Notes have been accounted for in accordance with HB 3855 “Financial Instruments –Recognition and Measurement,” HB 3862 “Financial Instruments – Disclosure,” HB 3863 “Financial Instruments – Presentation” and EIC 164 “Convertible and Other Debt Instruments with Embedded Derivatives”. Under this guidance, the Company valued the liability component of the Convertible Notes and assigned the difference to the conversion feature. On the valuation date, the value of the liability component of the Convertible Notes was calculated to be $39,504,879. The conversion feature was valued at $495,121. Prepaid interest of $6,000,000 was applied as a reduction of the Convertible Notes. The liability component was initially estimated as approximating the value of a two-year bond with no put or call features using a discount rate of 20.58%. The convertible senior secured notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading. At May 31, 2010, the convertible notes were adjusted to their fair market value of $44,837,991. Fair market value was estimated as approximating the value of a one-month bond with no put or call features using a 12% discount rate.

The Company incurred $2,466,964 in financing costs in fiscal 2009 related to the Convertible Notes. These costs have been expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The indebtedness represented by the Convertible Notes is senior to all other indebtedness of the Company and ranks pari passu with the previously issued senior secured notes.

16.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At May 31, 2010, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In October 2007, the Company closed the first tranche of a non-brokered private placement of 2,093,500 units at CAD$ 3.00 per unit for gross proceeds of $6,611,749. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $234,104 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants was $55,357.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 of 339,000 units at CAD$ 3.00 per unit for gross proceeds of $1,018,732. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $43,574 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants was $8,318.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 of 708,000 units at CAD$ 3.00 per unit for gross proceeds of $2,106,098. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $104,115 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants was $22,764.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

16.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS (continued)

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

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

In May 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

17.	STOCK OPTIONS

On November 18, 2008, the Company received approval for its stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 10,700,000.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

17.	STOCK OPTIONS (continued)

Stock option transactions are summarized as follows:

	Number	Weighted Average
	of Shares	Exercise Price (CAD$)
Balance at May 31, 2008	8,115,134	1.83
Granted	1,370,000	0.85
Exercised	(81,480)	0.50
Expired	(909,676)	2.17
Forfeited	(58,125)	2.32
Balance at May 31, 2009	8,435,853	1.64

Granted	5,365,000	0.37
Exercised	(768,750)	0.48
Cancelled	(3,245,080)	2.08
Forfeited	(1,532,653)	1.65
Expired	(30,000)	0.26
Balance at May 31, 2010	8,224,370	0.75
Number of stock options exercisable	5,103,120	0.95

At May 31, 2010, the following stock options were outstanding as follows:

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
786,000	0.54	February 1, 2011
118,800	0.26	July 11, 2011
1,617,070	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
100,000	0.39	March 1, 2014
75,000	0.62	July 13, 2014
3,500,000	0.23	November 18, 2014
100,000	0.84	January 1, 2015
525,000	0.87	January 5, 2015
537,500	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
8,224,370

The weighted average fair value of stock options granted is estimated to be approximately CAD$ 0.35, CAD$ 0.22, CAD$ 1.18 and CAD$ 1.65 for the year ended May 31, 2010, the year ended May 31, 2009, the one month ended May 31, 2008 and the year ended April 30, 2008 respectively, by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Year Ended	Year Ended	One Month Ended	Year Ended
	May 31, 2010	May 31, 2009	May 31,2008	April 30, 2008
Risk-free interest rate	1.88%	2.45%	3.05%	4.44%
Expected dividend yield	-	-	-	-
Expected stock price volatility	82%	64%	74%	87%
Expected option life in years	3.0	4.90	5.00	5.00

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

18.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at April 30, 2008	24,634,715	1.94
Issued	12,812,280	2.30
Balance at May 31, 2008	24,634,715	2.13
Issued	11,024,520	0.65
Expired	(705,955)	3.50
Balance at May 31, 2009	34,953,280	1.03
Issued	2,100,042	0.85
Exercised	(473,000)	0.65
Expired	(1,691,875)	3.50
Balance at May 31, 2010	34,888,447	0.90

In October 2007, the Company closed a non-brokered private placement of 2,093,500 units at CAD$ 3.00 per unit for gross proceeds of $6,611,749. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $234,104 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement was $758,116. The fair value of the finders’ warrants was $55,357.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 of 339,000 units at CAD$ 3.00 per unit for gross proceeds of $1,018,732. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $43,574 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement was $103,725. The fair value of the finders’ warrants was $8,318.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 of 708,000 units at CAD$ 3.00 per unit for gross proceeds of $2,106,098. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of CAD$ 3.50 per share for a period of two years following the close of the private placement. The Company paid $104,115 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the warrants issued on this tranche of the private placement was $210,713. The fair value of the finders’ warrants was $22,764.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

18.	SHARE PURCHASE WARRANTS (continued)

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

On April 17, 2009 the Company re-priced the warrants issued with the Notes to entitle the holder to purchase one common share at CAD$ 0.65 for the remainder of the warrant period. Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of CAD$ 1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days. The re-pricing of the warrants resulted in an increase in the value of the warrants by $1,781,500 and a decrease in contributed surplus by the same amount.

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

On May 21, 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $94,404 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

The weighted average fair value of the warrants issued is estimated to be approximately CAD$ 0.16, CAD$ 0.54, CAD$ 1.28, CAD$ 0.69 for the year ended May 31, 2010, the year ended May 31, 2009, the one month ended May 31, 2008 and the year ended April 30, 2008 respectively, by using the Black-Scholes options pricing model with the following assumptions:

			One Month
	Year Ended May	Year Ended May	Ended May 31,	Year Ended
	31, 2010	31, 2009	2008	April 30, 2008
Risk-free interest	1.69%	3.29%	3.18%	4.00%
Expected dividend yield	-	-	-	-
Expected stock price volatility	99%	43%	74%	47%
Expected warrant life in years	2.00	5.00	5.00	2.00

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

18.	SHARE PURCHASE WARRANTS (continued)

At May 31, 2010, the following warrants were outstanding as follows:

Number of Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
9,424,605	$1.54	October 17, 2011
2,100,042	$0.85	May 21, 2012
12,716,780	$0.65	May 21, 2013
3,595,300	$0.65	June 4, 2013
7,051,720	$0.65	July 9, 2013
34,888,447

19.	RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the year ended May 31, 2010:

a)	The Company paid consulting fees of $120,685 to a company controlled by a director (year ended May 31, 2009 – Nil, one month ended May 31, 2008 – Nil, year ended April 30, 2008 – Nil)

b)	The Company paid fees of $489,908 (year ended May 31, 2009 - $220,176, one month ended May 31, 2008 - $4,998 and year ended April 30, 2008 - $96,624) to a company controlled by the Chairman.

c)	The Company paid wages of $62,795 to a company controlled by a former officer (year ended May 31, 2009 – Nil, one month ended May 31, 2008 – Nil, year ended April 30, 2008 – Nil)

d)	The Company paid wages of Nil (year ended May 31, 2009 - $32,158, one month ended May 31, 2008 - $30,812 and year ended April 30, 2008 - $17,122) to companies controlled by a former director.

e)

The Company paid for goods and services of $166,134 (year ended May 31, 2009 - $155,805, one month ended May 31, 2008 – Nil and year ended April 30, 2008 - $127,326) to companies controlled by the Chairman.

f)	The Company paid for services of $1,203,967 to a company related to an officer of a subsidiary company. In prior years this company was not a related party.

g)	The Company paid debt issuance costs of $500,000 for a senior secured note bridge financing of $4,789,206. (Note 11) In prior years this company was not a related party.

h)

The Company paid legal fees of $273,178 (year ended May 31, 2009 - $269,526, one month ended May 31, 2008 – Nil and year ended April 30, 2008 - $107,329), share issue costs of Nil (year ended May 31, 2009 - Nil, one month ended May 31, 2008 – Nil and year ended April 30, 2008 - $162,523) and financing costs of Nil (year ended May 31, 2009 - $104,272, one month ended May 31, 2008 - $95,257 and year ended April 30, 2008 – Nil) to a law firm controlled by a former officer and a law firm controlled by a former director.

i)	Of the total mark-to-market losses on Notes and Convertible Notes, $8,875,394 was attributable to Notes and Convertible Notes held by companies related to two directors.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

19.	RELATED PARTY TRANSACTIONS (continued)

At May 31, 2010, excluding related party Notes and related party Convertible Notes (Notes 14 and 15), $981,511 was owed to related parties.

20.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended	Year ended	One month ended	Year ended
	May 31, 2010	May 31, 2009	May 31, 2008	April 30, 2008
Statutory tax rate	29.38%	30.38%	30.67%	33.08%
(Loss) for the period	$(26,982,082)	$(21,099,866)	$(5,544,998)	$(16,111,008)
Income tax recovery	(7,925,987)	(6,409,084)	(1,700,651)	(5,329,521)
Permanent differences	(199,709)	(4,746,965)	(145,691)	508,419
Income tax rate change and differential	2,608,282	5,551,802	630,937	4,933,488
Foreign exchange	522,046	(1,131,760)	-	-
Cost of previously unrecognized tax pools	-	1,480,781	-	-
Change in functional currency foreign exchange impact	-	4,010,847	-	-
Other	(2,142,158)
Change in valuation allowance	7,137,526	1,244,379	1,215,405	(112,386)
Income tax recovery	-	-	-	-

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	May 31, 2010	May 31, 2009
Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$9,684,260	$4,573,299
Equipment and exploration properties	51,814	48,335
Deferred financing costs	1,951,713	2,261,949
Foreign exchange gain on notes	-	(556,181)
Senior secured notes	1,333,938	(442,636)
Other	12,852	12,285
Total future income tax assets	$13,034,577	$5,897,051
Valuation allowance	(13,034,577)	(5,897,051)
Net future income tax assets	-	-

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

20.	INCOME TAXES (continued)

The Company has non-capital losses of $38,737,039 for deduction against future years’ taxable income in Canada. If unutilized, these losses will expire, beginning in 2014, as follows:

2014	402,747
2015	845,293
2026	1,851,858
2027	4,957,604
2028	3,883,399
2029	5,835,886
2030	20,960,252
$38,737,039

The Company will not be subject to any income taxes in Panama until all of the debt incurred by all of the affiliated / subsidiary companies has been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

21.	COMMITMENTS

	Less than 1				More than
	Year	2 Years	3 Years	4-5 Years	5 Years
Office lease	$63,479	$15,867	Nil	Nil	Nil
Equipment lease	$4,376,668	$447,080	Nil	Nil	Nil
Senior secured notes	$26,895,996	Nil	Nil	Nil	Nil
Convertible senior secured notes	$45,257,594	Nil	Nil	Nil	Nil
Long term debt	$44,800	$44,800	$44,800	Nil	Nil
Fundacion Petaquilla	$1,200,000	$1,200,000	$1,200,000	$1,200,000	$3,600,000
Asset retirement obligation	Nil	Nil	Nil	Nil	$7,312,356

The Company has committed funding of $100,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

22.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s long term debt and obligations under capital leases approximate fair value due to their interest rates being in line with market rates.

The Company’s senior secured notes and convertible senior secured notes are measured on initial recognition using the residual method (see Notes 14 and 15). Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 12.0% at May 31, 2010 (May 31, 2009 – 20.58%) and a maturity date of June 30, 2010 based on the assumption that the Company would obtain refinancing of the notes by that date. For 2009, the maturity date was set at two years from date of issue based on the ability of the note holders to demand repayment after two years and the expectation that note holders would make this demand.

The amendments to Section 3862 (Note 2) introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2010, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

	Level 1	Level 2	Level 3
Senior secured notes	-	-	$26,646,631
Convertible senior secured notes	-	-	44,837,991

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

22.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

An analysis of these notes including related gains and losses during the year is as follows:

	Year ended May	Year ended
	31, 2010	May 31, 2009
Balance at beginning of year
Senior secured notes	$29,407,502	$26,785,359
Convertible senior secured notes	34,794,455	-
	64,201,957	26,785,359
Payments	(8,822,558)	(64,238,852)
Issues net of prepaid interest	-	74,587,500
Redemption losses included in net income	240,000	13,130,982
Mark-to-market losses included in net income	15,849,408	14,939,298
Unrealized foreign exchange loss (gain) included in net income	-	(1,002,330)
Other	15,815	-

Balance at end of year	$71,484,622	$64,201,957

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery.

Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future. On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes and convertible senior secured notes indenture (Notes 14 and 15).

The Company has been unable to meet all of its obligations with respect to scheduled repayments of principal, premium and interest on its Notes and interest on its Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, the Company has paid $1,200,000. Under the terms of the Indenture an event of default has occurred and the Notes and Convertible Notes are due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

22.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Subsequent to year end, the Company entered into a prepaid gold forward facility with Deutsche Bank AG (“Deutsche Bank”) for $45,000,000. Upon the satisfaction of certain conditions precedent and successful completion of this transaction, net proceeds of approximately $41,000,000 will be used to extinguish a portion of the Company’s Notes and Convertible Notes. (See Note 26)

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt (Note 10), leases (Note 13), Notes (Note 14), Convertible Notes (Note 15) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

23.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended	Year ended	One month ended	Year ended
	May 31, 2010	May 31, 2009	May 31, 2008	April 30, 2008
Non-cash investing and financing activities
Finder’s fees	$15,226	$-	$638,354	$86,439
Share issue costs	(15,226)	-	(638,354)	(86,439)
Debt issuance costs	-	112,686	-	-
Share capital warrants exercised	60,429	-	-	-
Warrants exercised	(60,429)	(112,686)	-	-
Share capital warrants issued in private placement	(304,511)	-	-	-
Warrants granted in private placement	304,511	-	-	-
Settlement of advances for deferred services	-	-	-	(4,404,000)
Mineral properties	(291,357)	-	-	-
Asset retirement obligation	291,357	-	-	-
Share capital options exercised	187,488	-	-	-
Contributed surplus options exercised	(187,488)	-	-	-
Senior secured note repayment through forward sales agreement	(5,129,600)	-	-	-
Deposits on equipment transferred to capital assets	946,484	-	-	-
Settlement of advances for property, equipment and mineral properties	-	-		(3,394,847)
Shares issued for legal settlement	-	-	-	264,438
Mineral properties financed through payables	5,242,659	5,147,462	1,441,668	2,539,496
Property and equipment financed through payables	-	1,071,255	-	-
Property and equipment acquired through credit line facility and capital leases	115,700	2,058,197	-	10,541,877
Amortization capitalized to mineral properties	1,825,067	-	-	-
Amortization allocated to ending inventory	146,696	-	-	-
Depletion allocated to ending inventory	281,617	-	-	-
Deferred services and materials financed by a reduction in amounts payable to IMN	90,000	156,597	11,271	135,252

Interest paid in cash	$4,165,274	$14,224,440	$5,751,180	$68,618
Income taxes paid in cash	-	-	-	-

	May 31, 2010	May 31, 2009
Cash and cash equivalents consist of:
Cash	$4,625,649	$3,440,168
Term deposits	-	135,000
	$4,625,649	$3,575,168

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

24.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	$4,698,650

The provision for asset retirement obligation is based upon the following assumptions:

d)	The total undiscounted cash flow required to settle the obligation is approximately $7,300,000;
e)	Asset retirement obligation payments are expected to occur during fiscal years 2016 and 2017;
f)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

25.	CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional US$ 934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. It is the Company’s contention that the Company is required to comply with the Ministry of Industry and Commerce and ANAM’s authority is limited to making recommendations. Therefore, the Company does not believe that ANAM has the ability to issue a fine under the terms of Ley Petaquilla 9 and, as such, no amount has been recorded.

2)

The Ministry of Industry and Commerce has indicated that the Government of Panama would like to increase royalties on metal sales from 2% to 4%. This would require a legislative change and the timing and degree of certainty of this are not known at this time. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current year would be an increase in cost of sales of $502,386 and an increase in accounts payable of $502,386.

3)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to mediation in fiscal 2011. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain and the amount that could be paid, if any, is not determinable.

4)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

26.	SUBSEQUENT EVENTS

Subsequent to May 31, 2010 the following events took place:

1)
On August 17, 2010, the Company entered into a Forward Gold Purchase Agreement with Deutsche Bank, AG (“Deutsche Bank”). Subject to the satisfaction of certain conditions precedent and the successful completion of the transaction, Deutsche Bank will make an upfront payment of $45,000,000 in exchange for the Company delivering 68,243 ounces of gold over a five year period. Based on the price of gold at the time of delivery, Deutsche Bank may be required to make additional payments to the Company as gold is delivered. If the transaction is completed, the upfront payment, net of estimated restructuring, legal and finder’s fees of approximately $4,000,000, will be used to prepay a portion of the Notes and Convertible Notes (See Notes 14 and 15).

2)
As a condition precedent to completing the forward gold sale with Deutsche Bank, the holders of the Notes and Convertible Notes will be required to enter into an Inter-Creditor Agreement with Deutsche Bank and the Company. While these agreements are not final, management expects that the impact of the Inter-Creditor Agreement on the Notes and Convertible Notes will be as follows:

	a)	the security for the Notes and Convertible Notes will become subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)
no interest or principal payments will be required on the Notes or Convertible Notes for the first six months after the effective date of the Inter-Creditor Agreement. After the first six months, the Company is only required to make scheduled interest payments on the Notes and Convertible Notes as they become due until the Notes and Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)
until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Notes and Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture (See Notes 14 and 15);

d)
if the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes and Convertible Notes.

3)
If the Forward Gold Purchase Agreement with Deutsche Bank is successfully completed, the Company has agreed to pay the Chairman $100,000 as a bonus for partial prepayment of the Notes and Convertible Notes. When the Company repays the remaining amount outstanding on the Notes and Convertible Notes, the Chairman will be entitled to receive an additional bonus payment of $150,000.

4)	As a condition precedent to the completion of the Forward Gold Purchase Agreement with Deutsche Bank, Daniel Small resigned as a director of the Company on August 16, 2010.

5)
In August 2010, the holders of the Notes and Convertible Notes requested an additional 2% in interest on the outstanding balance payable, effective March 15, 2010, as consideration for the holders not issuing a written notice that an event of default had occurred which could have required immediate repayment of the Notes and Convertible Notes. The Company has agreed to pay this additional interest.

6)	The term of 188,800 options, which were to expire on July 11, 2010, was extended for one year and 100,000 options were exercised.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

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

Loss for the periods

	Year ended	Year ended
	May 31, 2010	May 31, 2009
(Loss) for the period – Canadian GAAP	$(26,982,082)	$(21,099,866)
Gain on dilution of equity investment (a)	-	(2,238,492)
Mineral properties expensed under U.S. GAAP (b)	(3,411,935)	(17,562,548)
Revenue recognized (i)	27,948,475	653,941
Cost of goods sold (i)	(24,275,977)	(1,260,127)
Amortization (i)	(1,825,067)	(640,425)
Amortization of ball mills included in mineral properties under U.S. GAAP (i)	(419,345)	-
Depletion of mineral properties under Canadian GAAP (i)	3,338,116	-
Loss of variable interest entity under US GAAP (k)	69,765
Expensing of opening inventory reclassified in prior year	(2,868,999)	-
Write down of inventory in finished goods and work in progress	-	(2,404,695)
Change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	1,692,320	22,871,582
Change in fair value of share capital issued with warrants denominated in Canadian dollars under U.S. GAAP (j)	58,824	-
-Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	(9,639,262)
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	3,180,313
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (f)	-	(18,712,488)
Net loss – U.S. GAAP	$(26,675,905)	$(46,852,067)
Other comprehensive (loss) gain
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	-	(4,648,716)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	9,639,262
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	(3,180,313)
Comprehensive loss for the year	$(26,675,905)	$(45,041,834)
Basic and diluted loss per share – U.S. GAAP	$(0.25)	$(0.49)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Loss for the periods
	One month ended May 31, 2008	Year ended April 30, 2008
(Loss) for the period – Canadian GAAP	$(5,544,998)	$(16,111,007)
Gain on dilution of equity investment (a)	-	(12,582,085)
Mineral properties expensed under U.S. GAAP (b)	(1,884,160)	(22,680,970)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	1,622,000
Additional loss relating to redemption and modification of senior secured note agreement under	3,831,931	-
Net loss – U.S. GAAP	$(3,597,227)	$(49,752,062)
Other comprehensive (loss) gain
Unrealized (loss) gain on translating financial statements to U.S. reporting currency	487,574	716,555
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	(1,622,000)
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	-
Comprehensive loss for the year	$(3,106,653)	$(50,657,507)
Basic and diluted loss per share – U.S. GAAP	$(0.04)	$(0.53)

Mineral Properties	May 31, 2010	May 31, 2009

Mineral properties – Canadian GAAP	$58,788,272	$60,843,501
Amortization (i)	(2,465,492)	(640,425)
Revenue recognized under U.S. GAAP (i)	28,602,416	653,941
Cost of goods sold (i)	(25,536,104)	(1,260,127)
Depletion of mineral properties under Canadian GAAP (i)	3,619,733	-
Amortization of ball mills included in mineral properties under U.S. GAAP (i)	(419,345)	-
Inventory write-down (i)	-	(2,404,695)
Reclassification of work-in-progress and finished goods to current assets	-	(2,868,999)
Mineral properties expensed under U.S. GAAP (b)	(60,036,692)	(51,350,063)
Mineral properties – U.S. GAAP	$2,552,788	$2,973,133

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets	May 31 2010	May 31 2009

Total assets – Canadian GAAP	$80,262,195	$81,543,823
Depletion of mineral properties added to ending inventory (i)	(281,617)	-
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (b)(i)	(56,235,484)	(55,001,369)
Total assets – U.S. GAAP	$23,745,094	$26,542,454
Liabilities – Canadian GAAP	$101,615,310	$90,464,111
Derivative liability – warrants (j)	4,965,589	6,292,830
Equity component of convertible debt treated as a liability under U.S. GAAP (g)	177,778	495,121
Liabilities – U.S. GAAP	$106,758,677	$97,252,062

Shareholders’ equity (deficit) - Canadian GAAP	$(21,353,115)	$(8,920,288)
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (b)(i)	(56,235,484)	(55,001,369)
Exercise of warrants denominated in Canadian dollars under U.S. GAAP (j)	272,000
Depletion added to ending inventory	(281,617)	-
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	(4,564,949)
Difference in accumulated other comprehensive income	4,564,949	4,564,949
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	22,883,272	22,871,582
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	(28,120,861)	(29,164,412)
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (f)	(14,591,713)	(14,903,816)
Allocation of fair value of senior secured notes under U.S. GAAP (f)	14,591,713	14,903,816
Equity component of convertible debenture treated as a liability under U.S. GAAP (g)	(177,778	(495,121)
Shareholders’ equity (deficit) – U.S. GAAP	$(83,013,583)	$(70,709,608)

Statement of Cash Flows	Year ended May 31, 2010	Year ended May 31, 2009

Cash provided by (used in) operating activities – Canadian GAAP	$500,846	$(16,010,085)
Revenues and expenses charged to mineral properties under Canadian GAAP	3,672,498	-
Expenditures on mineral properties	(3,411,935)	(27,201,810)
Cash provided by (used in) operating activities – U.S.	$761,409	$(43,211,895)
Cash provided by (used in) financing activities – Canadian GAAP	$6,354,018	$(1,260,198)
Cash provided by (used in) financing activities – U.S. GAAP	$6,354,018	$(1,260,198)
Cash from (used in) investing activities – Canadian GAAP	$(5,804,679)	$8,164,377
Revenues and expenses charged to mineral properties under Canadian GAAP	(3,672,498	-
Expenditures on mineral properties	3,411,935	27,201,810
Cash from (used in) investing activities – U.S. GAAP	$(6,065,242	$35,366,187
Cash and cash equivalents, end of period – Canadian GAAP	$4,625,649	$3,575,168
Cash and cash equivalents, end of period – U.S. GAAP	$4,625,649	$3,575,168

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Cash Flows	One month ended May 31, 2008	Year ended April 30, 2008

Cash (used in) provided by operating activities – Canadian GAAP	$(10,134,316)	$(6,667,860)
Expenditures on mineral properties	(1,884,160)	(21,058,970)
Cash used in operating activities – U.S. GAAP	$(12,018,476)	$(27,726,830)
Cash from (used in) financing activities – Canadian	$23,380,108	$30,654,125
Cash from (used in) financing activities – U.S. GAAP	$23,380,108	$30,654,125
Cash from (used in) investing activities – Canadian GAAP	$(1,289,902)	$(19,977,584)
Expenditures on mineral properties	1,884,160	21,058,970
Cash from investing activities – U.S. GAAP	$594,258	$1,081,386
Cash and cash equivalents, end of period – Canadian GAAP	$12,850,137	$1,766,256
Cash and cash equivalents, end of period – U.S. GAAP	$12,850,137	$1,766,256

a)	Equity investment in Petaquilla Copper Ltd.

Under U.S. GAAP, changes in the parent company’s proportionate share of equity resulting from the additional equity raised by an entity subject to significant influence in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited to income.

b)	Mineral properties and deferred costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs related to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

c)	Development stage company

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

d)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

e)	Accounting for uncertainty in income taxes

U.S. GAAP provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Effective May 1, 2007 the Company adopted the U.S. GAAP guidance in accounting for uncertainty in income taxes. The adoption did not result in any adjustment to opening retained earnings under U.S. GAAP. As a result of the implementation of this guidance, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes accrued interest related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expenses.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended January 31, 2006 through May 31, 2010.

f)	Senior secured notes

Under Canadian GAAP, compound financial instruments can be accounted for using the residual method when allocating between the liability and the equity component of the instrument. Under U.S. GAAP, compound financial instruments are accounted for using the fair value method when allocating between the liability and the equity component. On the modification of the senior secured note agreement on March 25, 2009, the senior secured notes were required to be marked- to-market and the Company recognized additional losses relating to redemption and inception losses in the amount of $14,903,816. This resulted in harmonizing both Canadian GAAP and U.S. GAAP with no differences going forward. In the current year, a portion of the warrants were exercised and this amount decreased to $14,591,173.

g)	Convertible senior secured notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument are allocated to both debt and equity components, with the debt component being accreted over time to its face value and accretion charged to earnings. Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. No value would be assigned under U.S. GAAP to the conversion feature and thus, the entire value of the convertible notes is classified as debt. This difference resulted in liabilities being increased by $177,778 and shareholders’ equity being decreased by $177,778.

h)	Deferred financing costs

U.S. GAAP requires that debt issuance costs be reported in the balance sheet as deferred charges and amortized over the term of the debt. Upon issuance, the Company reduced the carrying value of the senior secured notes by debt issuance costs. On modification of the senior secured note agreement as stated above in (g), an inception loss wrote off all deferred financing costs. No differences exist for the period ended May 31, 2010.

i)	Commencement of production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production (Note 2). Under U.S. GAAP, commercial production is considered to have commenced when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. For the year ended May 31, 2010, there was one Canadian/U.S. GAAP difference with respect to the determination of commercial production.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under Canadian GAAP, up until January 7, 2010, the Molejon gold mine was at a pre-commercial production phase whereas for U.S. GAAP purposes, commercial production commenced on the date on which revenue was earned from the sale of gold. For U.S. GAAP purposes, the impact of this difference was to increase revenues, cost of sales and amortization and decrease depletion for the year ended May 31, 2010 by $27,948,475, $24,275,977, $1,825,067 and $3,338,116 respectively, and increase mineral properties and net earnings for the year ended May 31, 2010 by $8,054,546, and $5,185,547, respectfully.

j)	Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) issued ASC Topic 815 (formerly, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”), as amended, and EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded in the statement of operations.

For the year ended May 31, 2010, under U.S. GAAP, other income was increased by $1,751,114 arising from a decrease in fair value of the warrants granted in which the exercise price denominated currency is different from the Company’s functional currency. As of May 31, 2010, the liability relating to warrants granted for which the exercise price denominated currency is different from the Company’s functional currency was $4,965,589 and the warrant account was reduced by $28,120,861 as a result of the reclassification of the warrants to liabilities pursuant to U.S. GAAP.

k)
Under Canadian GAAP, the financial position and results of operations of a variable interest entity are consolidated with those of the Company designated as the primary beneficiary of the entity even though the Company may not hold the controlling interest in the entity. Under ASC 810, non-controlling interests are classified as a separate component of shareholders’ equity. Under ASC 810, accumulated losses attributable to non-controlling interests are not limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount.

l)	Adoption of new accounting policies

During the first quarter of fiscal 2010, the Company adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105,”Generally Accepted Accounting Principles”(the Codification). The Codification has become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Effective with the Company’s adoption on July 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to our condensed consolidated financial statements, it did not result in any impact on the Company’s results of operations, financial condition, or cash flows.

In February 2010, FASB issued ASU 2010-09 Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010 and did not disclose the date the financial statements are available to be issued.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In December 2007, the FASB issued authoritative guidance related to non-controlling interests in consolidated financial statements, which was an amendment of ARB No. 51. This guidance is set forth in ASC 810, Consolidation. ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years beginning on or after December 15, 2008, which for the Company was the fiscal year beginning June 1, 2009. The Company adopted ASC 810 at June 1, 2009 and the adoption did not have any impact on the consolidated financial statements.

In April 2009, the FASB issued ASC 820-10-65 formerly FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). This provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. It also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. The accounting standard of codification applies to all assets and liabilities within the scope of ASC 820 and is effective for all interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In June 2008, the FASB Task Force reached a consensus on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Equity’s Own Stock” (“EITF 07-5”). The standard provides that an equity linked financial instrument (or embedded derivative) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued a revised standard on accounting for business combinations (“SFAS-141R”). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The adoption of this standard had no impact on the Company’s consolidated financial statements.

m)	Recent Account Pronouncements

On January 21, 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2009-06 to have a material impact on the financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008 and Year Ended April 30, 2008

27.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In June 2009, the FASB issued ASU 2009-17. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R).The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The standard will be effective for the years beginning after November 19, 2009 and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2009-17 to have a material impact on the financial statements.

In September 2009, the FASB issued authoritative guidance regarding multiple-deliverable revenue arrangements. This guidance addresses how to separate deliverables and how to measure and allocate consideration to one or more units of accounting. Specifically, the guidance requires that consideration be allocated among multiple deliverables based on relative selling prices. The guidance establishes a selling price hierarchy of (1) vendor-specific objective evidence, (2) third-party evidence and (3) estimated selling price. This guidance is effective for annual periods beginning after June 15, 2010 but may be early adopted as of the beginning of an annual period. The Company is currently evaluating the effect that this guidance will have on consolidated financial position and results of operations.

ITEM 18.	FINANCIAL STATEMENTS

Please refer to “Item 17 — Financial Statements”.

ITEM 19.	EXHIBITS

(a) Financial Statements

Description of Document

Cover Sheet

Management Report on Internal Controls over Financial Reporting

Report of Independent Auditors dated August 30, 2010

Report of Independent Auditors on Internal Controls over Financial Reporting

Balance Sheets as at May 31, 2010 and May 31 2009

Consolidated Statements of Operations and Deficit for Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008, and Year Ended April 30, 2008

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows for Year Ended May 31, 2010, Year Ended May 31, 2009, One Month Ended May 31, 2008, and Year Ended April 30, 2008

Notes to the Consolidated Financial Statements

(b) Exhibits

Exhibit Number	Description of Document
*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
*2.A.	Shareholder Rights Plan
*2.B.	Amended and Restated Senior Secured Notes Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada made as of March 25, 2009
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama), S.A. with respect to the Iglesias Property

*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. and Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
*4.T.	Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A.
*4.V.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (original Spanish version)
*4.W.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (English translation of original Spanish version)
*8	Subsidiaries of Petaquilla Minerals Ltd.
*11.A.	Code of Business Ethics and Conduct dated May 31, 2008
*11.B.	Whistle-Blower Policy dated May 31, 2008
12.A.	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.B.	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.A.	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B.	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 30th day of August, 2010.

PETAQUILLA MINERALS LTD.

By:	/s/ Joao Manuel	By: /s/ Julie van Baarsen
	Joao Manuel, President and Chief Executive Officer	Julie van Baarsen, Chief Financial Officer
	(principal executive officer)	(principal financial and accounting officer)

EXHIBIT 12.A

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT 2002

I, Joao Manuel, President and Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	August 30, 2010

By:	/s/ Joao Manuel
Joao Manuel
President and Chief Executive Officer
(principal executive officer)

EXHIBIT 12.B

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	August 30, 2010

By:	/s/ Julie van Baarsen Julie van Baarsen
Chief Financial Officer
(principal financial officer)

EXHIBIT 13.A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joao Manuel, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/Joao Manuel
Joao Manuel
(principal executive officer)
Dated: August 30, 2010

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

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Julie van Baarsen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

3.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

4.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Julie van Baarsen
Julie van Baarsen
(principal financial and accounting officer)
Dated: August 30, 2010

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.