Form 20-F
period 2011-05-31
PETAQUILLA MINERALS LTD
filed 2011-09-12
CIK 947121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number: 000-26296

Petaquilla Minerals Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Ezequiel Sirotinsky, telephone (604) 694-0021, facsimile (604) 694-0063,
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

176,429,501 common shares, without par value, as at May 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes [ X ] No

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

[ X ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding year (or for such shorter period that the registrant was required to submit and post such files).

[ X ] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ X ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes [ X ] No

PETAQUILLA MINERALS LTD. SECURITIES AND EXCHANGE COMMISSION FORM 20-F TABLE OF CONTENTS

		Page No.

	GLOSSARY OF MINING TERMS	8
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	10
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	10
	CURRENCY PRESENTATION	11
	INTRODUCTION	12

PART I		12

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3.	KEY INFORMATION	12
3.A.	Selected Financial Data	12
3.B.	Capitalization and Indebtedness	16
3.C.	Reasons for the Offer and Use of Proceeds	16
3.D.	Risk Factors	16
	Mining operations and projects are vulnerable to supply chain disruptions and our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant equipment.	16
	We face uncertainty and risks in our exploration and project evaluation activities.	16
	We face many risks related to the development of our mining projects that may adversely affect our results of operations and profitability.	17
	We may require additional funding in order to continue our operations.	18
	Our consolidated financial statements are prepared on a going concern basis.	18
	Our level of indebtedness could adversely affect our business.	18
	We face many risks related to our operations that may adversely affect our cash flows and overall profitability.	19
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.	19
	We face risks related to operations in foreign countries.	20
	The requirements of the Ley Petaquilla may have an adverse impact on us.	20
	Our operations are subject to environmental and other regulation.	21
	Our directors may have conflicts of interest.	22
	Environmental protestors are present in Panama.	22
	Our common shares are subject to penny stock rules, which could affect trading in our shares.	22
	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.	22

	If we are characterized as a Passive Foreign Investment Company (“PFIC”), our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.	23
ITEM 4.	INFORMATION ON THE COMPANY	23
4.A.	History and Development of the Company	23
	Molejon Property – Panama	24
	Principal Capital Expenditures and Divestitures Over Last Two Fiscal Years	25
	Current Capital Expenditures and Divestitures	25
	Public Takeover Offers	25
4.B.	Business Overview	25
4.C.	Organizational Structure	26
	Corporate Entities Chart as at August 29, 2011	27
4.D.	Property, Plant and Equipment	28
	Mineral Concession Lands	28
	Introduction	28
	Property Location	28
	Location, Access & Physiography	32
	Plant and Equipment	32
	Title	36
	Exploration History	36
	Outlook – 2012	39
	Regional and Local Geology	40
	Mineralization	40
	Doing Business in Panama	41

ITEM 4A.	UNRESOLVED STAFF COMMENTS	43

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
5.A.	Operating Results	43
	Year Ended May 31, 2011, Compared to Year Ended May 31, 2010	44
	Year Ended May 31, 2010, Compared to Year Ended May 31, 2009	45
	Year Ended May 31, 2009, Compared to Year Ended May 31, 2008	46
5.B	Liquidity and Capital Resources	48
	May 31, 2011, Compared with May 31, 2010	49
	May 31, 2010, Compared with May 31, 2009	49
	May 31, 2009, Compared with May 31, 2008	50
5.C.	Research and Development, Patents and Licenses, etc.	51
5.D.	Trend Information	51
5.E.	Off-Balance Sheet Arrangements	52
5.F.	Tabular Disclosure of Contractual Obligations	52
5.G.	Safe Harbour	55
5.H.	Non-GAAP Measures	55

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
6.A.	Directors and Senior Management	56
6.B.	Compensation	57
	Cash and Non-Cash Compensation – Directors and Officers	58
	Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2011	58
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	59
	Defined Benefit or Actuarial Plan Disclosure	60
	Termination of Employment, Change in Responsibilities and Employment Contracts	60

	Directors	60
6.C.	Board Practices	60
6.D.	Employees	61
6.E.	Share Ownership	61
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
7.A.	Major Shareholders	63
7.B.	Related Party Transactions	64
7.C.	Interests of Experts and Counsel	64

ITEM 8.	FINANCIAL INFORMATION	64
8.A.	Consolidated Statements and Other Financial Information	64
8.B.	Significant Changes	65

ITEM 9.	THE OFFER AND LISTING	66
9.A.	Offer and Listing Details	66
9.B.	Plan of Distribution	67
9.C.	Markets	67
9.D.	Selling Shareholders	67
9.E.	Dilution	67
9.F.	Expenses of the Issue	68

ITEM 10.	ADDITIONAL INFORMATION	68
10.A.	Share Capital	68
10.B.	Memorandum and Articles of Association	68
10.C.	Material Contracts	69
10.D.	Exchange Controls	70
10.E.	Taxation	71
	Material Canadian Federal Income Tax Consequences	71
	Dividends	72
	Capital Gains	72
	Material United States Federal Income Tax Consequences	72
	U.S. Holders	73
	Distributions on our Common Shares	73
	Disposition of our Common Shares	74
	Passive Foreign Investment Company	74
	Foreign Tax Credit	75
	Controlled Foreign Corporation	75
	Information Reporting; Backup Withholding	76
10.F.	Dividends and Paying Agents	76
10.G.	Statement by Experts	76
10.H.	Documents on Display	76
10.I.	Subsidiary Information	76

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	76

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77

PART II		77

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

Forward-looking statements in this Annual Report on Form 20-F are as of August 29, 2011. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY PRESENTATION

This Annual Report on Form 20-F contains references to United States dollars and Canadian dollars. Unless otherwise indicated, all dollar amounts referred to herein are expressed in United States dollars and all financial information presented has been prepared in accordance with Canadian generally accepted accounting principles. Measurement differences between Canadian generally accepted accounting principles and those in the United States, as applicable to our company, are set forth in Item 3.A. and Note 30 to the accompanying financial statements of our company. Canadian dollars are referred to as “CAD$”.

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

The information set forth in this Annual Report is as at August 29, 2011, unless an earlier or later date is indicated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The following tables summarize our selected consolidated financial data prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled for measurement differences to United States generally accepted accounting principles (“U.S. GAAP”). The information in the tables was extracted from the more detailed financial statements and related notes included with this filing and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. Note 30 of our consolidated financial statements, included with this filing, sets forth the material variations in U.S. GAAP. Results for the periods presented are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year	Year	Year	1 Month	Year	3 Months	Year
		Ended	Ended	Ended	Ended	Ended	Ended	Ended
		May 31	May 31	May 31	May 31	April 30	April 30	January 31
		2011	2010	2009	2008	2008	2007	2007
(a)	Total revenue	71,708,685	27,827,935	$0	$0	$0	$0	$0
(b)	(Loss) before
	extraordinary
	items (1)
	Total	$(3,937,326)	$(26,982,082)	$(21,099,866)	$(5,544,998)	$(16,111,007)	$(8,492,639)	$(30,712,592)
	Per share (1)	$(0.03)	$(0.25)	$(0.22)	$(0.06)	$(0.17)	$(0.09)	$(0.40)
(c)	Total assets	$115,519,276	$80,262,195	$81,543,823	$71,208,177	$58,789,331	$24,981,649	$22,743,078
(d)	Total long-term debt	$12,290,539	$520,464	$52,939,642	$30,939,670	$1,367,249	$631,775	$739,159
(e)	Total shareholders’	$17,812,950	$(21,353,115)	$(8,920,288)	$14,606,134	$18,765,944	$14,370,149	$18,647,224
	equity (deficiency)
(f)	Cash dividends	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	declared per share
(g)	Capital stock
	(number of issued	176,429,501	125,281,951	96,040,121	95,958,641	95,958,641	89,367,031	89,367,031
	and outstanding
	common shares)
(h)	Net earnings (loss)
	for the period
	Total	$(3,937,326)	$(26,982,082)	$(21,099,866)	$(5,544,998)	$(16,111,007)	$(8,492,639)	$(30,712,592)
	Per share (1)	$(0.03)	$(0.25)	$(0.22)	$(0.06)	$(0.17)	$(0.09)	$(0.40)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year	Year	Year	1 Month	Year	3 Months	Year
		Ended	Ended	Ended	Ended	Ended	Ended	Ended
		May 31	May 31	May 31	May 31	April 30	April 30	January 31
		2011	2010	2009	2008	2008	2007	2007
(a)	Total revenue	$71,708,685	$55,776,410	$0	$0	$0	$0	$0
(b)	(Loss) before
	extraordinary
	items
	Total	$(21,523,843)	$(26,675,905)	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836	$(35,682,285)
	Per share (1)	$(0.15)	$(0.25)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	$(0.46)
(c)	Total assets	$50,470,139	$23,745,094	$26,542,454	$37,419,662	$36,108,361	$19,470,848	$19,202,974
(d)	Total long-term debt	$23,869,120	$5,486,053	$59,727,593	$17,303,337	$1,367,249	$631,775	$739,159
(e)	Total
	shareholders’	$(56,308,612)	$(83,013,583)	$(70,709,608)	$(5,546,048)	$(3,915,026)	$8,859,348	$15,107,120
	equity
	(deficiency)
(f)	Cash dividends
	declared per share	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(g)	Capital stock
	(number of
	issued and	176,429,501	125,281,951	96,040,121	95,958,641	95,958,641	89,876,951	89,367,031
	outstanding
	common shares)
(h)	Net earnings
	(loss) for the
	period
	Total	$(21,523,843)	$(26,675,095)	$(46,852,067)	$(3,597,227)	$(49,752,062)	$(14,635,836	$(35,682,285)
	Per share (1)	$(0.15)	$(0.25)	$(0.49)	$(0.04)	$(0.53)	$(0.16)	$(0.46)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

We have not declared nor paid any dividends since incorporation and we do not anticipate doing so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

Difference Between Canadian and Unites States Generally Accepted Accounting Principles Loss for the periods
	Year	Year	Year	One month
	ended May 31	ended May 31	ended May 31	ended May 31
	2011	2010	2009	2008
(Loss) for the period – Canadian GAAP	$(3,937,326)	$(26,982,082)	$(21,099,866)	$(5,544,998)
Gain on dilution of equity investment	(453,775)	-	(2,238,492)	-
Mineral properties expensed under U.S. GAAP	(15,371,440)	(3,411,935)	(17,562,548)	(1,884,160)
Revenue recognized	-	27,948,475	653,941	-
Cost of goods sold	(231,896)	(24,275,977)	(1,260,127)	-
Amortization	-	(1,825,067)	(640,425)	-
Amortization of balls mills included in mineral properties under U.S. GAAP	(419,345)	(419,345)	-	-
Depletion of mineral properties under Canadian GAAP	7,489,645	3,338,116	-	-
Loss of variable interest entity under U.S. GAAP	-	69,765	-	-
Expensing of opening inventory reclassified in prior year	-	(2,868,999)	-	-
Write down of inventory in finished goods and work in progress	-	-	(2,404,695)	-
Change in fair value of warrants denominated in Canadian dollars under U.S. GAAP	(8,420,089)	1,692,320	22,871,582	-
Change in fair value of share capital issued with warrants denominated in Canadian dollars under U.S. GAAP	-	58,824	-	-
Canadian dollars under U.S. GAAP Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	-	(9,639,262)	-
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	-	3,180,313	-
Share issuance costs relating to warrants expensed under U.S. GAAP	(357,395)	-	-	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP	177,778	-	(18,712,488)	3,831,931
Net loss – U.S. GAAP	$(21,523,843)	$(26,675,905)	$(46,852,067)	$(3,597,227)
Basic and diluted loss per share – U.S. GAAP	$(0.15)	$(0.25)	$(0.49)	$(0.04)

	Year	Three months	Year
	ended April 30	ended April 30	ended January 31
	2008	2007	2007
(Loss) for the period – Canadian GAAP	$(16,111,007)	$(8,492,639)	$(30,712,592)

Gain on dilution of equity investment	(12,582,085)	(632,396)	(1,701,589)

Mineral properties expensed under U.S. GAAP	(22,680,970)	(5,510,801)	(3,540,104)

Foreign exchange on difference in mineral properties under U.S. GAAP	1,622,000	-	272,000

Net loss – U.S. GAAP	$(49,752,062)	$(14,635,836)	$(35,682,285)

Basic and diluted loss per share – U.S. GAAP	$(0.53)	$(0.16)	$(0.46)

Balance Sheets	May 31,	May 31,	May 31,	May 31,
	2011	2010	2009	2008
Total assets – Canadian GAAP	$115,519,276	$80,262,195	$81,543,823	$71,208,177
Depletion of mineral properties added to ending inventory	(513,513)	(281,617)	-	-
Mineral properties expensed or charged to cost of sales and	(64,535,624)	(56,235,484)	(55,001,369)	(33,788,515)
Total assets – U.S. GAAP	$50,470,139	$23,745,094	$26,542,454	$37,419,662
Total liabilities – Canadian GAAP	$95,199,170	$101,615,310	$90,464,111	$56,602,043
Allocation of fair value of senior notes under U.S. GAAP	-	-	-	(13,636,333)
Derivative liability– warrants	11,578,581	4,965,589	6,292,830	-
Equity component of convertible debt treated as a liability	-	177,778	495,121	-
Total liabilities – U.S. GAAP	$106,777,751	$106,758,677	$97,252,062	$42,965,710
Shareholders’ equity (deficit) Canadian – GAAP	$17,812,950	$(21,353,115)	$(8,920,288)	$14,606,134
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP	(64,536,624)	(56,235,484)	(55,001,369)	(33,788,515)
Exercise of warrants denominated in Canadian dollars under U.S. GAAP	13,478,944	272,000	-	-
Depletion added to ending inventory	(513,513)	(281,617)	-	-
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	(4,564,949)	(4,564,949)	1,622,000
Difference in accumulated other comprehensive income	4,564,949	4,564,949	4,564,949	(1,622,000)
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under	14,463,183	22,883,272	22,871,582	-
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U. S. GAAP	(38,489,476)	(28,120,861)	(29,164,412)	-
Decrease in warrants due to the fair value of finders’ warrants	(1,031,232)	-	-	-
Additional loss relating to redemption and modification of senior secured note agreement under	(14,591,713)	(14,591,713)	(14,903,816)	3,831,931
Allocation of fair value of senior secured notes under U. S. GAAP	14,591,713	14,591,713	14,903,816	9,804,402
Equity adjustment of non-controlling interest	2,507,156	-	-	-
Equity component of convertible debenture treated as a liability under U.S. GAAP.	-	(177,778)	(495,121)	-
Shareholders’ deficiency – U.S. GAAP	$(56,308,612)	$(83,013,583)	$(70,709,608)	$(5,546,048)

Balance Sheets	April 30,	April 30,	January 31,
	2008	2007	2007
Total assets – Canadian GAAP	$58,789,331	$24,981,649	$22,743,078
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP	(22,680,970)	(5,510,801)	(3,540,104)
Total assets – U.S. GAAP	$36,108,361	$19,470,848	$19,202,974
Shareholders’ equity (deficit) -Canadian GAAP	$18,765,944	$14,370,149	$18,647,224
Mineral properties expensed under U.S. GAAP	(22,680,970)	(5,510,801)	(3,540,104)
Shareholders’ equity (deficit) – U.S. GAAP	$(3,915,026)	$8,859,348	$15,107,120

3. B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

We have been producing since January 8, 2010, when we achieved commercial production at our Molejon gold property. Considering our increase in cash margin, our improvements in throughput and production capacity at our Molejon gold processing plant and the future start up of the on/off leach pad project in our second quarter of fiscal year 2012, the potential of our requiring additional funding in order to continue operations has been largely mitigated. In addition, our net income for the three months period ended May 31, 2011, reflects a positive trend in our finance and operational structure. This positive trend will enable us to manage our cash flow from operations for operational requirements and for planned exploration and development programs. Our 6% reduction of debt as at May 31, 2011, compared to May 31, 2010, our improvement in liquidity and our positive operational results for the last quarter demonstrates that this risk has been managed properly. Alternative sources of funding, depending on market conditions and the potential desire of investors wishing to increase their participation in our company’s business, could be possible. There can be no assurance, however, that funding from these sources would be sufficient in the future to satisfy our operational requirements, debt repayments and cash commitments. This is dependent on market expectations and our production and results.

We have a history of losses, as at May 31, 2011, we have an accumulated deficit of $150,694,344. However, during the year ended May 31, 2011 we obtained an operating profit of $21,215,882 and during the last two quarters of year ended May 31, 2011, we obtained a net income of $7,503,883.

The consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future.

Our 2012 fiscal year budget approved by our Board of Directors indicates that we will be able to continue as a going concern without obtaining additional financing. We expect to fund our operations including our working capital deficiency via internal cash flows generated from our Molejon gold mine. However, we will continue to strategically seek external financing to reduce our overall cost of capital and to support further expansion of our business.

Our consolidated financial statements are prepared on a going concern basis

Our consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Our management believes that based on the our currently consolidated production performance, our proven cost management system and our substantially reduced debt profile, in addition to favourable market conditions going into fiscal year 2012, that sustainability of our business has been assured and no further going concern uncertainty should be considered.

Our level of indebtedness could adversely affect our business.

Although this risk could affect our financial situation, it has been managed appropriately and such management has enabled us to payout all Notes and Convertible Notes on each due date during the year ended May 31, 2011. In addition, the subordination of the remaining outstanding balances of Notes and Convertible Notes to the Forward Gold Purchase Agreement, signed with Deutsche Bank AG, London Branch, during our 2011 fiscal year has improved our liquidity and indebtedness profiles. During the year ended May 31, 2011, our total indebtedness decreased 87% compared to May 31, 2010.

As a result of new acquisitions and our growth strategy, we may incur additional indebtedness in the future. A significant increase in our debt levels may have important consequences for us, including, but not limited to the following:

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

  labour disputes;

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

On August 26, 2011, the afternoon fix price of gold on the London Bullion Market was $1,788 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

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

As part of our strategy to manage geopolitical risk, we are looking to diversify our project portfolio. As such, on April 6, 2011, we entered into a binding letter of intent with Iberian Resources Corp. (“Iberian”) pursuant to which we propose to acquire all of the outstanding shares of Iberian, which owns 100% of the Lomero-Poyatos mine, through its wholly-owned Spanish affiliate Corporacion de Recursos Iberia S.L. The Lomero-Poyatos mine is located about 110 kilometres northeast of Seville, in the heart of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia, through its wholly-owned Spanish and Portuguese affiliates. This proposed transaction has been unanimously approved by Iberian’s shareholders and currently is subject to the approval of the shareholders of our company at our special meeting to be held on August 31, 2011. With this proposed transaction we will add approximately 2 million ounces of gold to our resources and diversify our geopolitical within our project portfolio.

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

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. Our operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, we have a contingency plan in place to guarantee the continuity of our operations and activities at our Molejon mine.

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

We have nineteen subsidiaries and one joint venture interest as detailed below:

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

(vii)	Petaquilla Gold, S.A. owns 50.2% of the shares of Petaquilla Infraestructura, S.A. (formerly named Petaquilla Power & Water, S.A.), a Panamanian corporation formed on September 21, 2006, primarily for the purposes of(i) designing, constructing, operating, maintaining and installing equipment and networks for the generation, transmission and commercialization of electrical energy; and (ii) developing projects for the production, distribution and commercialization of potable water.

(viii)	Petaquilla Gold, S.A. also owns all of the issued shares of Aqua Azure, S.A., a Panamanian corporation which was formed on October 10, 2006, to purchase, sell, lease, manage, commercialize and hold investment in various moveable goods.

(ix)	We own 49% of the issued shares of Azuero Mining Development, S.A., incorporated in Panama. Azuero Mining Development, S.A., in turn, owns 100% of the issued shares of Vintage Mining (BVI) Ltd., incorporated in the British Virgin Islands. Vintage Mining (BVI) Ltd. holds 24.8% of the issued shares of Iberian Resources Corp., incorporated in British Columbia. Iberian Resources Corp. holds 100% of the issued shares of Sulfuros Comlejos Andalucia Mining S.L., incorporated in Spain, Almada Mining S.A., incorporated in Portugal, and Corporacion Recursos Iberia S.L., incorporated in Spain.

(x)	We own 47.78% of the issued shares of Panamanian Development and Infrastructure Ltd., formerly Petaquilla Infrastructure Ltd., incorporated in British Columbia, Canada, on May 29, 2009.

(xi)	We own all of the issued shares of Petaquilla Holdings Ltd. incorporated in British Columbia, Canada, on April 6, 2011.

(xii)	We own all of the issued shares of Petaquilla Infraestructura Ltd., which was incorporated in the British Virgin Islands on February 21, 2008.

(xiii)	Petaquilla Infraestructura Ltd. owns all of the issued shares of Panama Desarollo de Infraestructuras, S.A., formerly Petaquilla Hidro, S.A., a Panamanian corporation formed on October 10, 2008.

(xiv)	Panama Desarollo de Infraestructuras, S.A. owns all of the issued shares of Petaquilla Security, S.A., a Panamamanian corporation formed on April 25, 2007.

(xv)	Panama Desarollo de Infraestructuras, S.A. owns all of the issued shares of Panama Central Electrica, S.A., a Panamanian corporation formed on February 16, 2009.

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

Principal Capital Expenditures and Divestitures Over Last Two Fiscal Years

As at May 31, 2011, we have capitalized $78,292,958 net of income of $27,908,659, in mineral property costs.

Plant	$50,297,224
Plant equipment	2,973,133
Camp	5,560,803
Tailings ponds	5,059,722
Pre-stripping	6,370,240
Site improvements under construction	2,235,957
Asset retirement obligation (see Note 24 of financial statements)	3,796,085
Capitalized interest expense	1,999,794
$78,292,958

A total of $62,408,006, net of revenue of $27,908,659 was capitalized in mineral property cost as at May 31, 2010.

Current Principal Capital Expenditures and Divestitures

We have either ongoing or anticipated capital expenditures during our fiscal year ending May 31, 2012. With respect to the planned exploration and advancement of our Molejon property, we anticipate capital expenditures of approximately $20,000,000 during the fiscal year ending May 31, 2012. Capital expenditures related to our plant expansion comprise approximately $5,000,000 of this amount and we anticipate financing this portion through a leasing facility. We also anticipate capital expenditures of approximately $26,000,000 for the infrastructure division of our company, which will focus on our on/off leach pad project, and various other earthworks and construction projects, during the fiscal year ended May 31, 2012. However, such expenditures are subject to further consideration and to our ability to obtain sufficient cash flow from operations. There is no assurance that we will be successful in obtaining such cash flow.

Public Takeover Offers

During the 12 month period ended May 31, 2011, and during the current fiscal year, we did not receive any public takeover offers from third parties nor did we make any such takeover offers.

However, as part of our growth strategy, we entered into a binding letter of intent with a private British Columbian company, Iberian Resources Corp. (“Iberian), pursuant to which we propose to acquire all of the outstanding shares of Iberian. This proposed transaction has been unanimously approved by Iberian’s shareholders and currently is subject to the approval of our shareholders at our special meeting to be held on August 31, 2011. Our shareholders will be voting on an ordinary resolution to issue and reserve of up to 50,000,000 of our common shares (the “Petaquilla Shares”) (representing approximately 28.3% of the issued and outstanding number of Petaquilla Shares as at July 27, 2011) (or such number of Petaquilla Shares necessary to complete the proposed acquisition of all Iberian by us as contemplated by the amalgamation agreement dated May 18, 2011, between us, Iberian and Petaquilla Holdings Ltd. (the “Amalgamation Agreement”)) as consideration for the acquisition of all of the outstanding securities of Iberian including approximately (i) 44,635,255 Petaquilla Shares to be issued as consideration for all of the issued and outstanding common shares of Iberian as of the Effective Time (as such term is defined in the Amalgamation Agreement); (ii) 1,640,420 Petaquilla Shares issuable to each holder of the Iberian warrants outstanding as of the Effective Time upon duly and valid exercise thereof; and (iii) 3,357,313 Petaquilla Shares issuable to each holder of the options of Iberian outstanding as of the Effective Time upon duly and valid exercise thereof, pursuant to the terms set out in the Amalgamation Agreement. For more information on the proposed acquisition, please refer to our Management Information Circular dated August 2, 2011, publicly available on the SEDAR and EDGAR electronic filing systems.

4.B.	Business Overview

Molejon Property – Panama

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada. Our primary focus has been the exploration of the Molejon gold deposit, and, commencing January 8, 2010, the production thereof, and other mineral properties in the Republic of Panama.

For the year ended May 31, 2010, during which we had two production quarters, we generated revenues of $27,827,935 from our commercial production operations. Gold sold during our 2010 fiscal year totalled 24,250 ounces. For the year ended May 31, 2011, we generated revenues of $71,708,685 from our commercial production operations. Gold sold during our 2011 fiscal year totalled 53,865 ounces.

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

PETAQUILLA MINERALS LTD.
[B.C. corporation]
49.0%
47.78%
AZUERO MINING DEVELOPMENT, S.A.
[Panama corporation]
ADRIAN RESOURCES (BVI) LTD.
[BVI corporation]
PANAMANIAN DEVELOPMENT AND INFRASTRUCTURE LTD.
[B.C. corporation]
VINTAGE MINING (BVI) LTD.
[BVI corporation]
PETAQUILLA MINERALS, S.A.
[Panama corporation]
PETAQUILLA HOLDINGS LTD..
[B.C. corporation]
24.8%
IBERIAN RESOURCES CORP.
[B.C. corporation]
PETAQUILLA INFRAESTRUCTURA LTD.
[BVI corporation]
PANAMA DESARROLLO DE INFRAESTRUCTURAS, S.A.
[Panama corporation]
SULFUROS COMLEJOS ANDALUCIA MINING S.L.
[Spain corporation]
ALMADA MINING S.A.
[Portugal corporation]
PETAQUILLA SECURITY, S.A.
[Panama Corporation]
PANAMA CENTRAL ELECTRICA, S.A.
[Panama Corporation]
CORPORACION RECURSOS IBERIA S.L.
[Spain corporation]
Petaquilla Concession Lands
- non-Ley Petaquilla concession lands
- non-Rio Belencillo concession lands
- non-Rio Petaquilla concession lands
- Petaquilla concession lands held by Petaquilla Minerals, S.A. include the Oro del Norte, La Esperanza, Santa Lucia, San Juan, and Oro del Sur concessions
PETAQUILLA GOLD, S.A.
[Panama corporation]
– holds the Molejon property interest & other potential gold deposits within the Ley Petaquilla Concession lands]
INSTITUTO PETAQUILLA, S.A.
[Panama corporation]
BRIGADAS VERDES, S.A.
[Panama corporation]
50.2%
68.88%
AQUA AZURE, S.A.
[Panama corporation]
PETAQUILLA INFRAESTRUCTURA, S.A.
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

CORPORATE ENTITIES CHART
AS AT AUGUST 29, 2011

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

For the year ended May 31, 2011, we poured 55,566 ounces of gold and stockpiled an additional 25,088 ounces of gold for our future leach pad project. A total of 53,865 ounces of gold were sold during the 2011 fiscal year. Mineral Concession Lands

Introduction

We brought our Molejon gold project located on the Cerro Petaquilla Concession to commercial production on January 8, 2010. We also hold the rights to 842 square kilometres of virtually unexplored land surrounding the known deposits of the Cerro Petaquilla Concession.

Property Location

Our concession lands are located approximately 120 kilometres west of Panama City and 10 kilometres from the Caribbean coast within the Donoso District of the Province of Colon in the Republic of Panama.

Figure 1
Mineral Property Location Map

The Molejon deposit is fully contained within the Petaquilla Zone 3 Concession, part of the Petaquilla Block of claims that is bound by the Petaquilla Zone 1 to the north, Petaquilla Zone 4 to the east, San Juan Zone 6 to the south, and Rio Belencillo Zone 2 to the west. Other deposits with gold mineralization identified in the area include the Botija Abajo and Brazo mineralized zones.

Figure 2
Petaquilla Concessions and Molejon Mine Location Map
Mineral Concesssions Granted by Law Number 9 (Ley Petaquilla)

Figure 3 Concession Map

COCLE DEL NORTE
CARIBBEAN SEA
PUNTA RINCON
ORO DEL NORTE
ZONA 3
LA ESPERANZA
ZONA 2
SANTA LUCIA
ZONA 1
SAN JUAN
ZONA 1
SANTA LUCIA
ZONA 2
RESERVA FORESTAL DONOSO
PETAQUILLA
BOTIJA
VALLE GRANDE
MOLEJON
BRAZO
BOTIJA
ABAJO
COCLESITO
SAN JUAN
ZONA 6
ORO
DEL SUR
ZONA 1
4
SCALE: 1:250,000
Legend
Towns
Proposed Roads
Concessions
National Park
Donoso District
Explored Area
Reserve Area
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 3 is a diagram focusing primarily on the 136-square kilometre Cerro Petaquilla Concession with our Molejon gold deposit area cross-hatched in red:

Figure 4
Cerro Petaquilla Concession

Figure 5
Molejon Mine Access Map

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

The Molejon gold property within the Cerro Petaquilla Concession is accessible by road or helicopter. We constructed a 28-kilometre Llano Grande–Coclesito dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site. As part of the Llano Grande-Coclesito Road Improvement Project, we also constructed two bridges to span the San Juan River. This road replaces a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work. While the road has initially been designed to provide access to the mine site, it will ultimately comprise part of a future expansion of the national road network connecting communities with the region. Thirty kilometres of gravel road connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network, and the Pan-American Highway to the south. This road will also be upgraded to rural paved status as part of ongoing development work.

Plant and Equipment

We constructed a gold-processing surface plant at our Molejon gold project, where ore treatment utilizes a three stage crushing plant followed by milling in three parallel ball mills. Subsequent gold recovery is done by a carbon-in-pulp leaching operation as well as a five stage carbon-in-column process. Carbon elution and electrowinning of the gold is performed to produce a gold doré product that is sent for further refinement. Detoxification of the tailings is followed by storage in the site’s 40 hectare high-density polyethylene lined tailings facility.

Figure 6
Molejon Gold Project – Molejon Gold Plant

Mine Operations

Mining at our Molejon gold project, which is divided into three principal regions namely the Northwest Zone, Tajo Abierto Zone and Main Zone, is completely open pit in nature and currently performed under contract. Current production at the pit is conducted through a combination of mechanized mining and blasting.

Figure 7
Molejon Gold Project - Aerial view of Main Zone

Figure 8
Molejon Gold Project – Aerial view of Northwest Zone Pit

Figure 9
Molejon Gold Project – Crushing and Conveying

Figure 10	Figure 11
Leaching Tanks	Carbon Column Systems

Figure12	Figure 13
Tailings Thickener	View of Tailings Pond

Exploration and Advancement of the Molejon Property

During the year ended May 31, 2011, we completed construction of tailings pond no. 2 and the walls for the first section of tailings pond no. 1. Further construction of tailings pond no. 1 will extend into the 2012 fiscal year and is planned for completion during the first quarter of our 2012 fiscal year. In addition, during fiscal 2012, construction of a third tailings pond will be initiated.

We also advanced our heap leach project. During our 2011 fiscal year, work progressed to the final engineering and design stage, which is being completed by independent consultants including METCON Research (an affiliate of KD Engineering Ltd.), Knight Piesold Ltd. and Gramsa S.A., all working in conjunction with our mine site personnel. Final engineering and design and construction of the associated infrastructure has commenced.

Beginning in our second quarter of fiscal year 2011, we began to stockpile low grade ore inventory for our heap leach project and by year end we had accumulated 25,088 stockpiled gold ounces. Construction of an on/off leach pad pilot has started in the northwest area of our mine. Final engineering and design of the on/off leach pad operation progressed during the fourth quarter and is being completed by independent consultants Metcon Research (an affiliate of KD Engineering Ltd.), Knight Piesold Ltd. and Gramsa S.A. in coordination with our engineering staff.

Pre-stripping activities at our mine have progressed and are in line with our updated mine plan. Total pre-stripping work, which has been divided into five stages, is anticipated to provide access to 4,100,000 tonnes of ore at 1.98 g/t, representing approximately 261,000 ounces of contained gold for the parallel feeding of the processing plant and the on/off leach pad operation. As at May 31, 2011, stages one through three of the pre-stripping plan have been completed and, as a result, 30,161 contained gold ounces have been mined and partly processed or stockpiled for future production.

With respect to the planned exploration and advancement of the Molejon property, we anticipate having capital expenditures of approximately $20,000,000 during the fiscal year ending May 31, 2012, with such funds to be used for equipment items, Phase C of tailings dam construction, plant expansion, water treatment plants, a fibre optics project and spare parts, supplies and other materials as needed. We also anticipate capital expenditures of approximately $26,000,000 for the infrastructure division of our company, which will focus on our heap leach earthworks and construction project, during the fiscal year ended May 31, 2012. However, such expenditures are subject to further consideration and to our ability to obtain sufficient cash flow from operations. There is no assurance that we will be successful in obtaining such cash flow.

Should the proposed acquisition, as previously mentioned, of Iberian Resources Corp. be approved by our shareholders, we anticipate capital expenditures of approximately $3,000,000, to be financed through a financial institution. However, such expenditures are subject to further consideration and to our ability to obtain sufficient financing. There is no assurance that we will be successful in obtaining such financing.

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

Exploration History

Copper-gold-molybdenum porphyry mineralization was first discovered in the Petaquilla River region during a regional geological and geochemical survey by a UNDP team in 1968. The primary focus was on porphyry copper mineralization. Further exploration by several companies has since outlined three large deposits and a host of smaller ones, as well as epithermal gold mineralization. The table below summarizes the exploration history and ownership of the Petaquilla Concession and provides information about the amount of exploration carried out by each of the different companies involved in the project through the years until the discovery and development of the Molejon deposit.

Summary of Exploration History and Ownership

Year	Party	Exploration and Property History Description
1968 – 1969	United Nations Development Program (UNDP)

Regional geological and geochemical survey of central Panama by the UNDP; widespread silicification and copper mineralization discovered in the area of the Petaquilla and Botija deposits. Stream sediment sampling field magnetometry and preliminary drilling resulted in the discovery of the Petaquilla, Botija, Vega, and Medio deposits.

1969 – 1976	Panama Mineral Resources Development Company (PMRD)

Panamanian government tendered Petaquilla Concession exploration rights to international bidding; concession awarded in 1971 to Panama Mineral Resources Development Company (PMRD), a consortium of seven Japanese copper companies. Approximately 14,000 metres of drilling at Petaquilla, Botija, Medio, and Vega; preliminary Resource and Reserve calculations based on prefeasibility report completed. Feasibility work updated; unsuccessful negotiations with the Panamanian government over terms of production; property abandoned in 1980 for 10 years.

1990 – 1992	Minnova Inc.	Property acquired by Minnova Inc. (now Inmet Mining Corporation) (80%) and Georecursos International, S.A. (20%). Exploration activity included regional lithogeochemical sampling.
1991 – 1992	Minnova - Geotec

Minnova and Geotec completed regional geochemical rock sampling covering the southeastern two-thirds of the original Petaquilla concession. Their work identified anomalous gold (>100 ppb) and arsenic (>12 ppm) values at Molejon area.

1992 – 1993	Adrian Resources Ltd. (Adrian)

Our company, Adrian Resources Ltd. (now Petaquilla Minerals, Ltd.) was granted an option to earn 40% of Minnova’s interest through cash payments, work commitment, and production of a feasibility study. We subsequently acquired Georecurso’s interest, bringing our total interest to 52%, and started formal exploration at Molejon in 1993 with preliminary geological mapping and silt and rock sampling. Mapping of quartz vein and quartz breccias outcrops returned anomalous gold values between 1.0 and 8.0 g/t gold.

1992 – 1995	Adrian

We carried out grid-based soil sampling and magnetic surveying, geologic mapping of selected areas, and starting February 1994, drilling of approximately 394 diamond drill holes in Petaquilla, Botija, and other exploration targets. Activity included investigation of the Valle Grande deposit and discovery of epithermal gold mineralization at Molejon, as well as identification or investigation of several other targets (Botija Abajo, Brazo, Faldalito, Cuatro Crestas, Lata, Orca).

1994 – 1995	Adrian

Auger drilling completed at 25 metre intervals along lines spaced 50 metres apart in a 1,200 metre by 1,200 metre area. Prospect drilling and magnetic surveys were followed by a second phase of drilling in June 1994. This phase of drilling comprised 4,155.3 metres of drilling in 24 holes and led to the discovery of significant epithermal gold and silver mineralization hosted predominantly within quartz breccia and altered feldspar-quartz porphyry intrusive. We completed a further drilling program at Molejon in 1995 comprised of 10,504.4 metres in 94 drill holes.

1997	Minera Petaquilla, S.A.

Minera Petaquilla, S.A. (Minera Petaquilla) was formed by us, Inmet Mining Corporation, and Teck Corp. The Petaquilla Concession was granted by the Government of Panama to Minera Petaquilla through a Contract Law named “Ley Petaquilla, Contrato N° 9 del 26/02/97” covering a total of 13,600 ha.

1997		In May 1997, SGS Lakefield Research Ltd. conducted metallurgical test work on Molejon samples. This test work included preliminary flotation tests on six Molejon composite samples.
2004	Petaquilla Minerals Ltd.

On October 12, 2004, we changed our name to Petaquilla Minerals Ltd. to correspond with our Petaquilla project in Panama. On December 13, 2004, we entered into a letter of intent with Teck and Inmet. Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla, S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the us, Teck and Inmet. In December 2004, the Company resumed exploration within the Petaquilla project in Panama.

2005	Petaquilla Minerals Ltd. Minera Petaquilla	We created two companies, a subsidiary in Panama named Petaquilla Gold, S.A. and Petaquilla Copper Ltd., to handle exploration, development, and operations of gold interests (Molejon) and copper deposits, respectively. Minera Petaquilla undertook a large trenching program comprised of 5,000 metres in 113 trenches during the summer of 2005. The trenches were often no more than 2 metres deep mostly on weathered material to fresh rock. Minera Petaquilla developed the mine plan (2005) that has been approved by the government.

2006	Petaquilla Minerals Ltd.

In 2006, we excavated 12,294 metres of new trenches and drilled 220 core holes on a 14,005 metre Phase II drill program, including 11,398 metres devoted to infill drilling to confirm resource estimates, 980 metres of condemnation drilling to establish the location of the plant site, and 1,627 metres devoted to exploration drilling.

2007 - 2009	Petaquilla Minerals Ltd.

Inmet Mining Corporation purchases all of the outstanding shares of Petaquilla Copper Ltd. and makes agreements with Teck creating Cobre Panama, which is the owner of Minera Panama S.A., formerly Minera Petaquilla, S.A. Currently, there are two companies operating under Law Number 9, Petaquilla Gold S.A. with a concessioned area of 1,186 ha and Minera Panama, S.A. holding the remainder of the concession, 12,414 ha. Phase II drilling at Molejon continued into 2007 to enable mine planning. The mine was developed and the processing plant constructed.

2008

Autoridad Nacional del Ambiente (ANAM), environmental authorities in Panama, on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the Environmental Impact Study Category III, submitted by Petaquilla Gold, S.A., for the implementation of the Molejon Mining Project and other measures mandated by the ANAM.

2009

In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panama issued a letter to us dated November 18, 2009, authorizing our subsidiary, Petaquilla Gold, S.A., to initiate commercial production at our Molejon gold mine located in the District of Donoso, Province of Colon, Republic of Panama.

2010	Petaquilla Minerals Ltd.

Commercial production commenced on January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries near forecast levels. Ore throughput at the process three-ball mills/carbon-in-pulp processing facility was 1,500 tpd with the operating rate planned at 2,200 tpd for the first year of production. Plans at the time were to increase production to 5,000 tpd with the addition of a SAG mill as the supply of mill feed permits.

Resource and Reserve Estimates

Resource estimates have been produced at Molejon through the years by different companies including:

  A study completed by SRK Consulting (Canada) Inc. on October 25, 2005

  Subsequent audit of the 2006 drill program by AAT Mining Services released on April 10, 2007

  Updated gold resource estimate by AAT Mining Services based on results obtained through September 2007

The below table shows a summary of historical resources and reserves as reported by different companies.

Year	Source	Historical Mineral Resource/Reserve Estimates
2005	Report: Independent Technical Report and Resource Estimate of the Molejon Gold Project, Colon Province, Panama Prepared by: SRK Consulting (Canada) Inc. Date: October 25, 2005

A National Instrument 43-1010 compliant study completed by SRK Consulting (Canada) Inc. established an Inferred Resource on the Molejon Project of 11.2 million tonnes grading 2.48 grams per tonne for total contained resource of 893,000 oz gold using a bottom cut-off grade of 0.5 grams per tonne gold.

2007	Report prepared by: AAT Mining Services Date: April 10, 2007

A National Instrument 43-1010 compliant report released following a subsequent audit of our 2007 drill program by AAT Mining Services, which outlined 447,879 ounces of Measured resources, 161,379 ounces of Indicated resources, and 506,294 ounces of Inferred resources.

2007	Report: Resource Estimate of the Molejon Gold Deposit through September 2007, Molejon Gold Deposit, Colon Province, Panama Prepared by: AAT Mining Services Date: October 15, 2007

Updated gold resource estimate based on results obtained through September 2007. AAT Mining Services has estimated a total Measured resource of 593,327 ounces and an Indicated resource of 317,696 ounces at the Molejon Gold deposit. Additionally, an Inferred resource of 458,502 ounces at an average grade of 0.665 grams per tonne above a cutoff of 0.3 grams per tonne was estimated.

We believe the above noted resource reports to be reliable and an accurate estimate of the resource at the time of their publication.

More recently, in April 2011, Behre Dolbear & Company (USA), Inc. (“Behre Dolbear”) released a report titled, “Molejon Project, NI 43-101 Technical Report, Donoso District, Colon Province, Republic of Panama” (the “April 2011 Behre Dolbear Report”), in which Behre Dolbear determined the potential tonnes and grade of reserves in an optimized pit and generated mine plan. From this work, Behre Dolbear believes that Molejon has reserves that are economically minable. Based on the pre-feasibility level design work, Behre Dolbear believes there are approximately 15.3 million tonnes of reserves that can be produced averaging 1.30 g/t gold and obtaining approximately 643,000 ounces of gold, based on the projected aggregate sales. Behre Dolbear recommends that for the feasibility level analysis the resource and reserve model be updated after further refinement of the database, statistical review of the assays, and evaluation of the estimation methods. Behre Dolbear believes that the mine will be able to produce the projected 643,000 ounces.

The April 2011 Behre Dolbear Report upgraded our measured and indicated resource to a proven and probable reserve of 643,266 contained gold ounces (15.3Mt @ 1.30g/t Au, average metallurgical recovery of 91.1%) as of the October 1, 2010, production cut-off. Prior to October 1, 2010, we mined an additional 99,961 gold ounces (1.39Mt @ 2.22g/t Au) of proven and probable reserves bringing the total proven and probable reserves at our Molejon Gold Project to a total of 743,227 ounces. This represents an increase of 61% over the last calculated reserve as of the October 1, 2010, production cut-off. We also initiated and economic assessment of silver reserves currently contained within the Molejon open pit. In this respect, Behre Dolbear has completed a preliminary assessment showing approximately 1Moz of measured and indicated silver resource ounces at an average grade of 2.4 g/t.

To prepare the April 2011 Behre Dolbear Report, the authors conducted an independent technical review of our Molejón gold project. Several site visits were made to the property during the period 2007 through 2010 and during 2011 by Behre Dolbear’s Qualified Persons, as defined in NI 43-101. These Qualified Persons were:

  H. John Head, Coordinator

  Baltazar Solano-Rico (Geology, Environmental, Coordination)

  Michael D. Martin (Mine Design – Mine Planning)

  Richard S. Kunter (Heap Leach Analysis)

  Robert Archibald (Aggregate Resource Analysis)

The following authors also participated in the development of the report but did not make a site visit.

  Betty Gibbs (Data Review, Resource Estimates)

  Robert Cameron (Reserve/Resource Estimates, Mine Design, Mine Plan)

The authors reviewed technical data, reports, and studies as well as information provided by us, inspected the subject mineral concessions, and reviewed the technical data derived at the properties by us and others during respective tenures of the concessions. The authors affirm the apparent representative nature of the technical data; however, they cannot specifically confirm its accuracy. Their review was conducted on a reasonableness basis and it has been noted in the April 2011 Behre Dolbear Report where such provided information engendered questions. Except for the instances in which questions were noted, the authors have relied upon the information provided as being accurate and suitable for use in the report.

Outlook 2012

We are focusing on continuing gold production at our Molejon gold project and continuing exploration efforts on our Oro del Norte concession during the fiscal year ending May 31, 2012.

We are also seeking to increase our resource base and to diversify our geopolitical risk by way of acquisitions and have proposed to acquire all of the outstanding shares of Iberian Resources Corp., a private British Columbia company, which owns 100% of the Lomero-Poyatos mine, through its wholly-owned Spanish affiliate Corporacion de Recursos Iberia S.L. The Lomero-Poyatos mine is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia, through its wholly-owned Spanish and Portuguese affiliates. This proposed transaction has been unanimously approved by Iberian’s shareholders and currently is subject to the approval of the shareholders of our company at our special meeting to be held on August 31, 2011.

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

Democracy was restored in Panama in December 1989, following the invasion of Panama by the U.S. military. In May 1994, Panama held its first democratic elections in almost 30 years. Pursuant to the constitution of Panama, the president of the country holds office for five years. Therefore, elections were subsequently held in May 1999, 2004, and, most recently, in May 2009. On May 3, 2009, Ricardo Martinelli won Panama’s presidential election. He and his right-wing alliance led by his Democratic Change party won 61% of the vote and took office on July 1, 2009. Mr. Martinelli’s business experience impressed voters worried about their livelihoods in a global recession that had stunted Panama’s strong prior economic growth.

Mr. Martinelli remains popular, a reflection of Panama’s solid economic growth prospects, responsible fiscal policies, and favourable government debt dynamics. The government’s current budget proposal, approved by the cabinet on July 26, 2011, and now awaiting approval by the legislature, outlines an increase of close to 16% in spending. This mainly reflects a substantial increase in capital expenditure, on the back of the government’s ambitious five-year economic and social development plan. Over 30% of spending in 2012 is destined for infrastructure investment, up from 28% in 2009, the year the government took office. Over the same period, current spending on government wages and transfers has fallen from 49% to 46% of total expenditure. Total revenue is forecast to rise by 14% compared with 2011. Current revenue growth is forecast to moderate, as the effect of an increase in value-added tax in mid-2010 begins to diminish, but growth is nevertheless expected to remain in double digits as robust economic growth supports consumer spending.

We note the risk assessment ratings for Panama by The Economist Intelligence Unit are in the mid-range, as shown below.

Credit Risk Overview Panama Risk Assessment
	Sovereign	Currency	Banking	Political	Economic	Country
	Risk	Risk	Sector Risk	Risk	Structure Risk	Risk
August 2011
	BBB	BBB	BBB	BBB	B	BBB
Rating Band Characteristic

BBB	Capacity and commitment to honour obligations currently, but somewhat susceptible to changes in economic climate.

B	Capacity and commitment to honour obligations currently, but very susceptible to changes in economic climate.

Sovereign risk - Stable. Despite a widening of the fiscal deficit in 2011, strong growth in nominal Gross Domestic Product will result in a gradual fall in the public debt/Gross Domestic Product ratio. The BBB rating also reflects Panama's good access to financing.

Currency risk - Stable. In spite of the mild forecast erosion of Panama's competitiveness vis-à-vis the US, dollarisation is firmly entrenched and will not come under threat.

Banking sector risk - Stable. Low levels of non-performing loans and high capitalization and liquidity levels underpin the banking sector rating.

Political risk - A congressional majority will bolster government reform efforts, but the risk of the break-up of the coalition sustains concerns about medium-term progress.

Economic structure risk - Panama's reliance on trade flows and the export-oriented services sector weigh on the rating. A widening of the current-account deficit mainly reflects investment projects, which will have good access to external financing.

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

An exploration concession permits the holder to explore for the minerals specified in the concession. The rental rates payable by the holder to the Government of Panama are $0.50 per hectare for the first two years, $1.00 per hectare for the third and fourth years and $1.50 for the fifth year and thereafter. A 2% gross overriding royalty on the value received for all minerals of higher commercial value (e.g. gold and silver) mined from the concession is payable to the government of Panama. We anticipate that the Government of Panama will be increasing the royalty rate from 2% to 4%, although it has not as of yet implemented the increase.

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

Based on our understanding of current Panamanian environmental laws and regulations, we do not anticipate that such laws will have an adverse material impact on the operations we may conduct in the future. Based on geochemical analysis and reporting, we anticipate that our Molejon gold project will meet or exceed the effluent and leachate requirements of Panamanian environmental laws and regulations. We use a carbon-in-pulp (“CIP”) floatation process, which allows in process cyanide destruction before effluent is discharged. This process is inherently safer and more controllable than traditional acid and cyanide open-air heap leach processing. Any acidity produced at the experimental pH is expected to be buffered by the receiving waters around the Molejon project, which have a pH between 7.4 and 7.8 and total alkalinity between 15 mg/L and 27 mg/L (as CaCO3). Results for both tails and waste rock leachate indicate that the Molejon project will have net acid neutralizing potential. The results of the continuous tests showed that the INCO SO2 cyanide destruction method is an efficient process for decreasing the total cyanide concentrations in our CIP leach pulp.

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

During the year ended May 31, 2011, we were primarily engaged in gold production at our Molejon property in Panama since bringing the Molejon gold project to commercial production on January 8, 2010. Our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control. Please refer to "Item 3 - Key Information – 3.D. Risk Factors”.

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

Year Ended May 31, 2011, Compared to Year Ended May 31, 2010

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

Gold sales were $71,708,685 and cost of sales was $(39,157,086) during the year ended May 31, 2011.

Amortization of production equipment and depletion of mineral properties were $(11,335,717) for the year ended May 31, 2011, compared to $(4,839,420) for the year ended May 31, 2010. During the pre-operating period, which ceased on January 8, 2010, amortization of production equipment was capitalized to mineral properties up until the start of commercial production on January 8, 2010. Depletion of mineral resources commenced on the date of commercial production and is being charged over the life of the mine using the unit-of-production method.

During the year ended May 31, 2011, other income increased by $18,451,666 to $1,909,919 compared to $(16,541,747) for the year ended May 31, 2010. The increase in other income is largely due to a decrease in the mark-to-market loss on convertible and senior secured notes of $10,066,219. The mark-to-market loss on convertible and senior secured notes was $(6,023,189) for the year ended May 31, 2011, compared to $(16,089,408) for the year ended May 31, 2010. There was also a decrease of $196,571 in interest on long-term debt. Interest on long-term debt was $(305,003) for the year ended May 31, 2011, compared to $(501,574) for the year ended May 31, 2010. The decrease in interest on long-term debt is due to the termination of some capital leases during the year ended May 31, 2011. Other income was also impacted by an increase of $3,153,394 in deferred services. During the year ended May 31, 2011, the agreement for deferred services between us and Minera Panama, S.A. expired, and as a consequence of this termination and subsequent to our receipt of a legal opinion of counsel, the outstanding balance regarding the obligation derived from this contract was recorded as other income. There was also an increase of $5,243,309 in gain on disposal and dilution derived from the disposal of Vintage Mining Corp. by Azuero Mining Development, S.A.

Expenses for the year ended May 31, 2011, increased by $7,650,281 to $(24,555,971) compared to $(16,905,690) for the year ended May 31, 2010. The increase in expenses is primarily due to an increase of $2,473,358 in transaction fees on our forward gold sale agreement. Transaction fees on our forward gold sale agreement were $2,473,358 for the year ended May 31, 2011, compared to $Nil for the year ended May 31, 2010. This increase was due to the costs associated with our Deutsche Bank Forward Gold Purchase Agreement, which were expensed in accordance with our accounting policy. There was also an increase of $4,965,003 in exploration and development costs. Exploration and development costs were $9,269,306 for the year ended May 31, 2011, compared to $4,304,303 for the year ended May 31, 2010. This increase was due to the increased exploration activity on our Oro del Norte property, located near our Molejon Project. We also incurred an increase in donations and community relations of $170,961. Donations and community relations for the year ended May 31, 2011, were $1,411,440 compared to $1,240,479 for the year ended May 31, 2010. This increase was due to our commitment to fund Fundacion Petaquilla, which promotes a sustainable development culture and administers social programs in the area around our Molejon property. Office administration expenses increased $811,497. Office administration costs were $2,421,243 for the year ended May 31, 2011, compared to $1,609,746 for the year ended May 31, 2010. This increase is mainly due to the fact that all costs incurred by our subsidiary, Panama Desarrollo De Infraestructuras,

S.A. (formerly Petaquilla Hidro S.A.), prior to our commencement of production were capitalized to mineral properties. Consulting fees were $983,667 for the year ended May 31, 2011, compared to $663,796 for the year ended May 31, 2010. This increase is mainly due to the engagement of consultants for our projects to transition to International Financial Reporting Standards for our 2012 fiscal year and to optimize processes at our Molejon mine. Lastly, investor relations and shareholder information expenses increased $365,793. Investor relations and shareholder information expenses were $843,313 for the year ended May 31, 2011, compared to $502,690 for the year ended May 31, 2010. This increase is mainly due to filing fees related to our private placement in our 2011 fiscal year and to an increase in investor relationship activities during the year ended May 31, 2011.

Our increase in expenses was partially offset by a decrease in stock based compensation expenses of $379,898. Stock based compensation expenses were $971,208 for the year ended May 31, 2011, compared to $1,351,106 for the year ended May 31, 2010. The decrease was due to a lower amount of stock options issued during fiscal year 2011. Travel expenses also decreased $249,373. Travel expenses were $657,616 for the year ended May 31, 2011, compared to $906,989 for the year ended May 31, 2010. Travel expenses were higher in the prior year due to a significant number of Shareholder and board activities. There was also a decrease in debt issuance costs of $613,244. Debt issuance costs were $Nil for the year ended May 31, 2011, compared to $613,244 for the year ended May 31, 2010. This reduction corresponds to our reduction in debt. Accounting and legal expenses decreased by $119,678. Accounting and legal expenses totalled $1,655,679 for the year ended May 31, 2011, compared to $1,775,357 for the year ended May 31, 2010.

The net loss and comprehensive loss for the year ended May 31, 2011, was $(3,937,326) or $(0.03) per basic and diluted share compared to a net loss and comprehensive loss of $(26,982,082) or $(0.25) per basic and diluted share for the year ended May 31, 2010.

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

Metal sales were $27,542,935 and cost of sales was $(16,237,588) during the year ended May 31, 2010. Prior to the attainment of commercial production, all revenue and operating costs associated with the commissioning of the mill were capitalized as part of mineral properties. The revenue and cost of sales recognized in the current year represent operations from January 8, 2010.

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

Year Ended May 31, 2009, Compared to Year Ended May 31, 2008

Financial Results for the Year Ended May 31, 2009, and May 31, 2008
	One Month	Year	One Month	Year	Year
	Ended May	Ended April	Ended May	Ended May	Ended May
	31,2008	30,2008	31,2007	31,2008	31, 2009
			(unaudited)	(unaudited)
EXPENSES
Accounting and legal	$15,536	$1,306,921	$58,159	$1,264,298	$1,944,302
Accretion of asset retirement obligation	52,098	305,692	25,640	332,150	331,504
Consulting fees	21,170	943,250	90,363	874,057	370,248
Filing fees	280	87,005	6,907	80,378	115,295
Investor relations and shareholder information	54,595	1,012,822	62,249	1,005,168	475,092
Office administration	213,168	2,711,908	324,369	2,600,707	2,187,020

Rent	1,630	122,495	13,603	110,522	240,693
Donations and community relations	-	-	-	-	949,271
Exploration and development costs	562,237	11,690,204	723,000	11,529,441	7,761,862
Stock-based compensation	77,890	5,561,247	641,848	4,997,289	898,454
Travel	121,849	857,907	79,603	900,153	1,014,530
Debt issuance costs	3,894,873	-	-	3,894,873	6,398,825
Wages and benefits	177,329	1,668,455	150,029	1,695,755	2,916,615
Total expenses	(5,192,655)	(26,267,906)	(2,175,770)	(29,284,791)	(25,603,711)
OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	295,059	1,342,442	(144,621)	1,782,122	(8,157,720)
Interest income	78,658	51,926	8,542	122,042	169,366
Asset usage fees	(695)	126,775	59,649	66,431	(4,155)
Gain on sale of equity investment	-	4,347,077	-	4,347,077	40,604,938
Interest on long term debt	(15,613)	(68,465)	-	(84,078)	(37,382)
Power and drilling services	70,094	76,430	-	146,524	156,597
Loss from equity investment	(779,846)	(8,301,371)	(323,150)	(8,758,067)	(2,396,011)
Gain on dilution of equity investment	-	12,582,085	2,913,982	9,668,103	2,238,492
Redemption loss on senior secured notes	-	-	-	-	(13,130,982)
Mark-to-market loss on senior secured notes	-	-	-	-	(14,939,298)
	(352,343)	10,156,899	2,514,402	7,290,154	4,503,845

Net earnings (loss) for the period	$(5,544,998)	$(16,111,007)	$338,632	$(21,994,637)	$(21,099,866)

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

5.B.	Liquidity and Capital Resources

As at May 31, 2011, our financial situation has improved significantly as compared to May 31, 2010. Cash on hand plus short and long term investments have increased by $5,279,027 to $11,905,161as at May 31, 2011, compared to $6,626,134 as at May 31, 2010. This represents an increase of 80% in our cash position. In addition, our liquidity ratio as at May 31, 2011, has improved 385% compared to May 31, 2010, resulting in a reduction in working capital deficiency of $64,490,512. As at May 31, 2011, our working capital deficit was $22,838,842 compared to $87,329,354 as at May 31, 2010, representing a reduction of 74% in our working capital deficiency. Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

Our total liabilities as at May 31, 2011, have decreased by $6,416,140 to $95,199,170 compared to $101,615,310 as at May 31, 2010. This represents a 6% decrease in our obligations. Further, as at May 31, 2011, our total assets increased $35,257,081 to $115,519,276, compared to $80,262,195 as at May 31, 2010, representing a 44% increase. Shareholders’ equity, as at May 31, 2011, has increased 183% to $17,812,950 compared to a shareholders’ deficiency of $21,353,115 as at May 31, 2010. This significant improvement in terms of equity was due to the completion of our private placement offering and the exercise of warrants and options during the year ended May 31, 2011, partially offset by the net loss of $3,937,326 for the year ended May 31, 2011.

As at May 31, 2011, we have accumulated an operating deficit of $150,694,344 (May 31, 2010 - $146,757,018). However, during the three months period ended May 31, 2011, we obtained, for the second consecutively time since commercial production, a net income. Our net income of $5,394,399 represents an increase of $12,188,339 compared to the net loss for the three months period ended May 31, 2010. This significant achievement was derived mainly from an improvement of $4,408,789 in our operating profit, due to an increase of 29% in gold sales, and a reduction of $6,512,494 in the cost of our senior and convertible secured notes.

As at May 31, 2011, we have $2,906,453 outstanding in senior secured notes (“Notes”) and $3,693,111 outstanding in convertible senior secured notes (“Convertible Notes”). The Notes bear interest at an annual rate of 15% and have maturity dates five years from the dates of issuance (May 21, 2008, July 9, 2008, and October 3, 2008) with a 20% premium on principal to be paid at maturity. The Convertible Notes bear interest at an annual rate of 15% and were originally written to mature two years from the date of issuance (March 25, 2009) at 110% of the principal.

In our 2010 fiscal year, we were unable to meet all of our obligations with respect to scheduled repayments of principal, premium and interest on our Notes and Convertible Notes. As such, under the terms of the Indenture an event of default had occurred and the Notes and Convertible Notes became due on demand at the option of the Note and Convertible Note holders or the Trustee. As of May 31, 2010, the Company had $26,646,631 in redemption amount of Notes and $44,837,991 in Convertible Notes outstanding.

The terms of the Indenture were largely suspended, when we entered into a prepaid Forward Gold Purchase Agreement with Deutsche Bank AG (“Deutsche Bank”) for $45,000,000 on September 23, 2010. Upon completion of this transaction, we used proceeds of $13,952,574 to pay principal, premium and interest on our Notes and $25,997,426 to pay principal premium and interest on our Convertible Notes. As part of the Forward Gold Purchase Agreement our Note and Convertible Note holders were required to enter into an inter-creditor agreement with us and Deutsche Bank which prevents the Note and Convertible Note holders from taking action as a result of the event of default that occurred, until our obligations under the Forward Gold Purchase Agreement have been satisfied. The Inter-Creditor Agreement on the Notes and Convertible Notes is as follows:

(a)	The security for the Notes and Convertible Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

(b)

No interest or principal payments are required on the Notes and Convertible Notes until March 22, 2011. After March 22, 2011, we are required only to make scheduled interest payments on the Notes and Convertible Notes as they become due until the Notes and Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

(c)

Until our obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holders of the Notes and Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

(d)

If we are able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes and Convertible Notes.

On February 8, 2011, we redeemed 12,008 Notes at 120% of their principal value plus interest for a total payment of $12,008,345 and 18,347 Convertible Notes at 110% of their principal value plus interest for a total payment of $18,347,276. These payments were financed by the private placement completed during the year ended May 31, 2011. On December 30, 2010, January 7, 2011, January 26, 2011, and January 31, 2011, we issued a total of 32,000,000 common shares at a price of CAD$1.00 per shares, raising gross proceeds of CAD$32,000,000.

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

Historically, our mineral exploration activities have been funded primarily through sales of common shares and through debt financing and we expect that we will continue to be able to utilize these sources of financing should we not develop sufficient cash flow from our operations. We have not made use of any financial instruments for hedging purposes.

Our management reviews annually the carrying value of our interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

May 31, 2011, Compared with May 31, 2010

At May 31, 2011, our current assets totaled $19,125,414 and our working capital deficiency was $22,838,842 compared with current assets of $9,066,842 and a working capital deficiency of $87,329,354 at May 31, 2010, due to the repayment of the majority of our senior secured notes and convertible senior secured notes in fiscal 2011.

At May 31, 2011, total liabilities were $95,199,170 compared to $101,615,310 at May 31, 2010. The decrease was due to the repayment of a large portion of the senior secured notes and convertible senior secured notes, but was partially offset by a significant increase in accounts payable and accrued liabilities, as well as the establishment of a deferred revenue obligation.

At May 31, 2011, we had total assets of $115,519,276 compared to $80,262,195 at May 31, 2010.

Share capital at May 31, 2011, was $131,078,574 (176,429,501 shares) compared to $102,334,997 (125,281,951 shares) at May 31, 2010.

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

At May 31, 2010, total liabilities were $101,615,310 compared to $90,464,111 at May 31, 2009. The increase was largely due to an increase in accounts payable, from $8,746,892 in 2009 to $17,586,683 in 2010. .

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

Commercial production at our Molejon gold mine commenced January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries approaching forecast levels. The following table provides production numbers for our two production quarters in fiscal 2010 (combined) as well as each quarter in fiscal 2011:

	Q4	Q3	Q2	Q1	Total	Total
	2011	2011	2011	2011	2011	2010

Gold mined – ounces	25,302	18,566	24,330	17,963	86,161	33,832

Gold stockpiled – ounces (1)	25,088	14,618	9,803	7,216	25,088	2,823

Gold poured - ounces	16,735	12,825	15,268	10,738	55,566	27,914

Gold sold – ounces	14,608	13,880	13,166	12,211	53,865	24,250

Average realized gold price (per ounce)	$1,413	$1,340	$1,312	$1,210	$1,319	$1,115

Cash cost per ounce of gold sold	$557	$610	$647	$740	$634	$590
(1) Total ounces of gold stockpiled as at the end of each period.

The number of gold ounces sold in each quarter has increased steadily and generally unstable global economic conditions, especially in the United States and Europe, have driven the rising global demand for gold.

Monthly average gold prices in calendar 2010 ranged from $1,095.41/oz to $1,390.55/oz with a cumulative average of $1,224.53.

As global economic and other market conditions are uncertain, market experts have forecasted strong gold prices through 2011. Gold reached a record high of $1,877.50/ounce on August 22, 2011, and some analysts predict gold, given the strong momentum, could reach $2,000/ounce in the near term; however, there is uncertainty as to how long the trend will continue.

Monthly average gold prices in calendar 2011, thus far, have ranged from $1,356.40/oz to $1,749.46/oz with a cumulative average of $1,498.30.

5.E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F.	Tabular Disclosure of Contractual Obligations

Commitments

As at May 31, 2011, we had the following contractual obligations:

	Less than 1 Year	2 Years	3 Years	4 - 5 Years	More than 5	Total
					Years
Office lease	$73,900	$28,000	Nil	Nil	Nil	$101,900

Equipment lease	$1,754,547	$1,134,360	$1,134,360	$2,079,364	Nil	$6,102,631

Senior secured notes	$451,668	$455,411	$455,411	$3,679,473	Nil	$5,041,963

Convertible senior secured notes	$573,916	$579,672	$578,672	$4,675,355	Nil	$6,407,615

Long-term debt	$435,733	$465,109	$448,377	$927,011	Nil	$2,276,230

Fundacion Petaquilla	$1,440,000	$1,440,000	$1,440,000	$2,880,000	$1,440,000	$8,640,000

Asset retirement obligation	Nil	Nil	Nil	Nil	$10,218,124	$10,218,124

Total	$4,729,764	$4,102,552	$4,056,820	$14,241,203	$11,658,124	$38,788,463

In addition, we have committed to funding of $120,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

Further, pursuant to the Forward Gold Purchase Agreement effected August 17, 2010, as amended on September 23, 2010, we have an obligation to Deutsche Bank AG, London Branch, to provide them with a specified number of ounces of gold in the future. The following table summarizes our gold delivery requirements on an annual basis:

Delivery Obligation – 2011 to 2016	Ounces per month	Total ounces
November 2010 - May 2011	500	3,500
Total delivery requirements for fiscal year 2011		3,500
June 2011 - April 2012	1,110	12,210
May 2012	1,485	1,485
Total delivery requirements for fiscal year 2012		13,695
June 2012 - May 2013	1,485	17,820
Total delivery requirements for fiscal year 2013		17,820
June 2013 - April 2014	1,485	16,335
May 2014	900	900
Total delivery requirements for fiscal year 2014		17,235
June 2014 - May 2015	900	10,800
Total delivery requirements for fiscal year 2015		10,800
June 2015 - September 2015	900	3,600
Total delivery requirements for fiscal year 2016		3,600
Total Ounces to be Delivered		66,650

Capital Lease Obligation

We entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”)

for the purchase of equipment to advance the Molejon project into production during the thirteen months ended May 31, 2008. The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant. As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2010 - $2,361,098) as additional security.

During the year ended May 31, 2011, a Credit Line Facility with Global Bank from Panama, in amount of $10 million, was approved for Panama Desarrollo de Infraestructuras, S.A., one of our subsidiares. This facility for the acquisition of heavy equipment is a lease that accrues interest at 6.25% per annum. As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. As at May 31, 2011, leases with a total value of $4,848,492 had been established under this facility.

Future minimum lease payments on the capital lease obligations are as follows:

	May 31, 2011	May 31, 2010
2011	$-	$4,376,667
2012	1,754,547	447,080
2013	1,134,360	-
2014	1,134,360	-
2015	1,134,360	-
2016	945,004	-
	6,102,631	4,823,747
Less: imputed interest	(783,595)	(247,486)
	5,319,036	4,576,261
Less: Current obligation	(1,468,561)	(4,136,032)
Long - term obligation	$3,850,475	$440,229

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

Long-term debt

During fiscal year 2010, we arranged bank loan financing of $115,700 for the purchase of vehicles. The loan is collateralized by the purchased vehicles.

During the year ended May 31, 2011, we arranged bank loan financing of $25,520 for the leasing of a vehicle and we also we arranged with Global Bank of Panama, a bank loan financing of $2,210,000 for the payment of advances to suppliers of heavy equipments for our subsidiary, Panama Desarrollo de Infraestructura, S.A. The loan is collateralized by a cash term deposit that earns interest at 5% per annum. The total amount approved for this facility is $2.5 million.

We have $2,400,000 in term deposits with an expiration date of longer than one year in order to secure this arrangement. The annual interest rates on these term deposits range from 4.88% to 5%.

The following table summarizes the loans outstanding as at May 31, 2011, and May 31, 2010:

May 31, 2011	May 31, 2010

Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$81,087	$115,700

Vehicle loan, repayable at $877 per month, including interest at 8.25%, due April 2014.	24,882	-

Bank loan, repayable at $42,578 per month, including interest at 6%, due February and April 2016	2,170,264	-
	2,276,233	115,700

Less: current portion	(435,733)	(35,465)
	$1,840,500	$80,235

Asset Retirement Obligation

Our asset retirement obligation relates to site restoration and cleanup costs for our Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	4,698,650
Accretion	359,448
Adjustment for change in estimate of liability	629,138
Balance at May 31, 2011	$5,687,236

The provision for asset retirement obligation is based upon the following assumptions:

(a)	The total undiscounted cash flow required to settle the obligation is approximately $10,200,000;

(b)	Asset retirement obligation payments are expected to occur mainly between fiscal years 2017 and 2020; and

(c)	A credit adjusted risk-free rate of 10.18% has been used to discount cash flows.

5.G.	Safe Harbour

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

The following table provides a reconciliation of cash costs per ounce to total cost of sales per the consolidated financial statements:

	Q4	Q3	Q2	Q1	Total	Total
	2011	2011	2011	2011	2011	2010

Gold mined – ounces	25,302	18,566	24,330	17,963	86,161	33,832

Gold stockpiled – ounces (1)	25,088	14,618	9,803	7,216	25,088	2,823

Gold poured - ounces	16,735	12,825	15,268	10,738	55,566	27,914

Gold sold – ounces	14,608	13,880	13,166	12,211	53,865	24,250

Average realized gold price (per ounce)	$1,413	$1,340	$1,312	$1,210	$1,319	$1,115

Cash cost per ounce of gold sold	$557	$610	$647	$740	$634	$590
(1) Total ounces of gold stockpiled as at the end of each period.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following information regarding our directors and members of senior management, including names, business experience, offices held and outside principal business activities, is at May 31, 2011:

Rodrigo Esquivel

Mr. Rodrigo Esquivel (born July 5, 1963) was appointed our President on September 1, 2010. Mr. Esquivel is a lawyer with over 20 years of professional practice in Panama. He is a partner in and founder of Esquivel, Fernandez & Associates. Formerly he held such positions as Executive Vice President of Exploraciones Geotecnologicas, S.A., Director and General Manager of Forestal Nacional, S.A., Advisor to the Panamanian Ministry of Finance and Treasury, Deputy Director General of Income Tax (IRS), Director of the Fiscal Lottery, Legal Adviser of the Ministry of Health, Vice Minister of Health, Deputy Director of Social Security and Executive Director of the Water Supply Institute.

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

David Kaplan

Mr. David Kaplan (born April 28, 1970) was appointed to our Board of Directors on November 6, 2009. He is

presently co-head of Lascaux Resource Capital, an asset management company focused on metals and mining. He is a former key member of LIM Advisors LLC, a multi-strategy investment group, where he managed a portfolio of metal and energy futures and securities for a commodity hedge fund. He is a also a former Vice-President of Gerald Metals Inc., financial analyst and trader with Glencore Ltd., and graduate of the Wharton School of the University of Pennsylvania.

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

Joao Manuel

Mr. Joao Manuel (born November 6, 1952) was appointed our Chief Executive Officer on November 6, 2009, after having served as our Chief Operating Officer since December 1, 2008. He also served as our President from November 6, 2009, until September 1, 2010. Before joining us, Mr. Manuel held the position of Chief Financial Officer of Copper, which was also a reporting issuer listed on the Toronto Stock Exchange. Mr. Manuel has over 20 years of management experience in large, multinational corporations worldwide, including General Electric Company, ITT Europe Ltd. and Nokia Consumer Electronics. He is a former Managing Director of Inapa France S.A. and Chief Financial Officer and Deputy Chief Executive Officer of the Inapa Group, Europe’s fourth largest paper merchant with operations in eight countries.

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

Ezequiel Sirotinsky

Mr. Ezequiel Sirotinsky (born November 24, 1971), a Certified Public Accountant, was appointed our Chief Financial Officer on November 29, 2010. Mr. Sirotinsky was formerly Director of Finance for Silver Standard Resources, Inc., where he was responsible for the administration and finance aspects of their Mina Pirquitas Project in Argentina, and Administrative and Finance Manager for AngloGold Ashanti Limited’s Cerro Vanguardia Project, a gold and silver mine, where, among other responsibilities, he was involved in reporting and accounting management, treasury and cash management, risk management, business planning and strategy development, and tax planning.

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

During the fiscal year ended May 31, 2011, we paid cash compensation to our directors and officers as described below. No other funds were set aside or accrued by us during the fiscal year ended May 31, 2011, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws. We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and executive officers. The following fairly reflects all material information regarding compensation paid to our directors and executive officers and disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Directors and Officers

The following table sets forth all annual and long-term compensation for services provided to us during the fiscal year ended May 31, 2011, by individuals who were our directors and executive officers as at May 31, 2011:

Short Term Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Common Shares Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	Long- Term Incentive Plans ($)	All Other Compen- sation ($)

Raul Ferrer Director	$24,800	nil	nil	50,000	n/a	n/a	Nil

Richard Fifer (1) Director, Executive Chairman of the Board of Directors	$414,000	490,000	nil	400,000 50,000	n/a	n/a	nil

David Kaplan Director, Corporate Secretary	$30,000	nil	nil	50,000	n/a	n/a	nil

David Levy Director	$30,000	nil	nil	50,000	n/a	n/a	nil

Rodrigo Esquivel (2) President	$135,000	nil	nil	50,000	n/a	n/a	nil

Joao Manuel Chief Executive Officer	$480,000	nil	nil	50,000	n/a	n/a	nil

Lazaro Rodriguez Chief Operating Officer	$120,000	nil	nil	nil	n/a	n/a	nil

Ezequiel Sirotinsky (3) Chief Financial Officer	$79,500	nil	nil	100,000 25,000 25,000	n/a	n/a	nil

(1)	Appointed Executive Chairman of our Board of Directors on September 1, 2010.
(2)	Appointed President on September 1, 2010.
(3)	Appointed Chief Financial Officer on November 29, 2010.
(4)	Amount shown is in Canadian dollars.

Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2011

The table below sets forth stock options granted by us during the year ended May 31, 2011, to our then directors and officers.

Name	Common Shares Under Options Granted	% of Total Options Granted in Fiscal Year (3)	Exercise Price or Base Price ($/Share) (4)	Market Value of Common Shares Underlying Options on Date of Grant	Expiration Date
	(#)(1)		(CAD$)	($/Share)
Raul Ferrer	50,000	3.86%	$1.11	nil	December 21, 2015
Richard Fifer	400,000(2) 50,000	34.75%	$0.75 $1.11	nil	November 1, 2015 December 21, 2015
David Kaplan	50,000	3.86%	$1.11	nil	December 21, 2015
David Levy	50,000	3.86%	$1.11	nil	December 21, 2015
Rodrigo Esquivel	50,000	3.86%	$1.11	nil	December 21, 2015
Joao Manuel	50,000	3.86%	$1.11	nil	December 21, 2015
Lazaro Rodriguez	Nil	nil	nil	nil	n//a
Ezequiel Sirotinsky	100,000 25,000 25,000	11.58%	$0.75 $1.00 $0.93	nil	November 1, 2015 November 29, 2015 April 6, 2016
(1)	All stock options vest over a period of 21 months with the exception of (2.
(2)	Stock options subject to immediate vesting upon closing of Forward Gold Purchase Agreement with Deutsche Bank AG, London Branch.
(3)	Percentage of all stock options granted during the year ended May 31, 2011.
(4)	The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price for the five trading days immediately preceding the date of the stock option grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the year ended May 31, 2011, by our directors and executive officers and the value of unexercised options as of May 31, 2011:

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (1) (CAD$)	Unexercised Options at Fiscal Year-End (#) (2) (3) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End ($)(2) (3) Exercisable/ Unexercisable

Raul Ferrer	nil	Nil	350,000 / 50,000 37,500 / 12,500 31,250 / 18,750 12,500 / 37,500	161,000 / 13,800 nil / nil 3,750 / 2,250 nil / nil

Richard Fifer	nil	Nil	118,800 / 0 585,000 / 0 600,000 /0 75,000 / 25,000 62,500 / 37,500 350,000 / 0 150,000 / 250,000 12,500 / 37,500	51,084 / 0 87,750 / 0 276,000 / 0 nil / nil 7,500 / 4,500 56,000 / 0 nil / nil nil / nil

David Kaplan	nil	Nil	350,000 / 50,000 37,500 / 12,500 31,250 / 18,750 12,500 / 37,500	161,000 / 13,800 nil / nil 3,750 / 2,250 nil / nil

David Levy	nil	Nil	350,000 / 50,000 37,500 / 12,500 31,250 / 18,750 12,500 / 37,500	161,000 / 13,800 nil / nil 3,750 / 2,250 nil / nil

Rodrigo Esquivel	nil	Nil	48,000 / 0 350,000 / 50,000 37,500 / 12,500 31,250 / 18,750	nil / nil 161,000 / 13,800 nil / nil 3,750 / 2,250

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (1) (CAD$)	Unexercised Options at Fiscal Year-End (#) (2) (3) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End ($)(2) (3) Exercisable/ Unexercisable
			12,500 / 37,500	nil / nil

Joao Manuel	nil 50,000	nil 26,000	300,000 / 0 300,000 / 50,000 37,500 / 12,500 31,250 / 18,750 12,500 / 37,500	51,000 / 0 138,000 / 13,800 nil / nil 3,750 / 2,250 nil / nil

Lazaro Rodriguez	nil	Nil	50,000 / 0 18,750 / 6,250 15,625 / 9,375	nil / nil nil / nil 1,875 / 1,125

Ezequiel Sirotinsky	nil	Nil	0 / 100,000 0 / 25,000 0 / 25,000	nil / nil nil / nil nil / nil

(1)

Aggregate value realized calculated using the closing price of our common shares on the Toronto Stock Exchange on date of exercise less exercise price of stock options exercised multiplied by number of options exercised.

(2)	The figures relate solely to stock options.
(3)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the Toronto Stock Exchange on May 31, 2011, which was $0.69, less the exercise price of in-the-money stock options.

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

Directors

With the exception of directors whom also serve as officers, we have arrangements in place in which directors are entitled to receive an attendance fee of $1,000 per attended meeting of our Board of Directors and an attendance fee of $800 per committee meeting attended during our most recently completed financial year and subsequently up to and including the date of this Annual Report. In addition, directors are entitled to compensation of $800 per day for technical or professional services performed on behalf of us and directors are also reimbursed for actual expenses incurred in the performance of their duties as directors.

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

During the year ended May 31, 2011, we did not nor did any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

From November 6, 2009, to date, our Audit Committee has been comprised of Raul Ferrer, David Kaplan and David Levy. Each Audit Committee member is financially literate and is appointed by our Board of Directors to hold office until removed by the Board of Directors or until our next annual general meeting, at which time the appointments expire and such individuals are eligible for re-appointment. The Audit Committee reviews our interim financial statements and annual audited consolidated financial statements, liaises with our auditors, and recommends to our Board of Directors whether or not to approve such financial statements. Our Audit Committee must convene a meeting to consider any matters our auditor believes should be brought to the attention of the Board of Directors or our shareholders.

Our Audit Committee operates pursuant to a charter adopted by our Board of Directors. Our Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

From November 6, 2009, to date, our Compensation Committee has been comprised of Raul Ferrer, Richard Fifer and David Kaplan. The Compensation Committee is appointed by our Board of Directors and is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for board members, committee members and our senior officers. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans, recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

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

As at May 31, 2011, we had 4 staff, including three permanent employees and one contract staff member working out of our principal office located in Vancouver, Canada, and approximately 1,270 at our various locations in Panama. Our office in Panama City had 32 permanent employees and 9 professional services contracts in force, in the administration, presidency, accounting, investor relations, logistics, legal and IT departments. Our geological exploration team in Petaquilla Minerals, S.A., including administration, digitalization, laboratory, maintenance, etc. staff) contained approximately 149 team members and our Molejon gold plant site had approximately 387 employees. Our infrastructure division, Panama Desarrollo de Infraestructuras, S.A. had 702 employees.

Our subsidiary company, Petaquilla Gold, S.A. has a labour contract with union employees at our Molejon gold plant. A single union, Sindicato de los Trabajadores de las Empresas Mineras Petaquilla, negotiates the labour contract on our workers’ behalf. We have not experienced any disruptions of our operations as a result of any labour disagreements to date.

6.E.	Share Ownership

As at August 29, 2011, the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Name	Number of Common Shares Held at August 29, 2011	Number of Common Shares Subject to Options or Warrants at August 29, 2011	Beneficial Percentage Ownership (1)	Exercise Price (CAD$)	Expiry Date
Raul Ferrer	nil	400,000 50,000 50,000 50,000	*	$0.23 $0.87 $0.57 $1.11	November 18, 2014 January 5, 2015 March 25, 2015 December 21, 2015

Richard Fifer	4,294,283	600,000 100,000 100,000 350,000 400,000 50,000	2.43%	$0.23 $0.87 $0.57 $0.53 $0.75 $1.11	November 18, 2014 January 5, 2015 March 25, 2015 April 30, 2015 November 1, 2015 December 21, 2015

David Kaplan	nil	400,000 50,000 50,000 50,000	*	$0.23 $0.87 $0.57 $1.11	November 18, 2014 January 5, 2015 March 25, 2015 December 21, 2015

David Levy	nil	400,000 50,000 50,000 50,000	*	$0.23 $0.87 $0.57 $1.11	November 18, 2014 January 5, 2015 March 25, 2015 December 21, 2015

Joao Manuel	65,000	300,000 300,000 50,000 50,000 50,000	*	$0.52 $0.23 $0.87 $0.57 $1.11	December 1, 2013 November 18, 2014 January 5, 2015 March 25, 2015 December 21, 2015

Lazaro Rodriguez	nil	50,000 25,000 25,000	*	$2.49 $0.87 $0.57	July 12, 2012 January 5, 2015 March 25, 2015

Ezequiel Sirotinsky	nil	100,000 25,000 25,000	*	$0.75 $1.00 $0.93	November 1, 2015 November 29, 2015 April 6, 2016

* Indicates less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 29, 2012, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 176,429,501 common shares outstanding as of August 29, 2011.

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

At our annual general meeting of shareholders held on November 29, 2010, our shareholders approved an amended and restated stock option plan (the “2010 Amended Plan”) increasing the maximum number of shares that may be the subject of options at any given time from 10,700,000 to 12,500,000 common shares. The 2010 Amended Plan continues to allow for cashless exercises by option holders in the event of a bona fide takeover offer of our company.

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

We are a publicly-held corporation with our shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, as at August 29, 2011, we have two shareholders who may beneficially own, directly or indirectly, or control more than 5% of our common shares, as follows:

(a)

On February 10, 2011, Libra Advisors LLC filed a Schedule 13G report with the SEC stating beneficial ownership of 10,597,320 of our common shares. We believe this information to be current as at July 27, 2011.

(b)	As at July 27, 2011, Walnut Street Capital Management, LLC held 9,539,050 of our common shares.

However, we have no knowledge of their ownership, directly or indirectly, as at August 29, 2011. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As at August 29, 2011, there were 176,479,501 of our common shares issued and outstanding. Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at July 31, 2011, there were a total of 205 holders of our common shares, of which 45 were resident in Canada holding an aggregate 110,438,863 common shares, 114 were resident in the United States holding an aggregate 65,084,250 common shares and 46 holders holding an aggregate of 906,388 common shares were not resident in either Canada nor the United States. The shareholdings of United States holders represented approximately 36.89% of our total issued and outstanding common shares of 176,429,501 as at July 31, 2011.

To the extent known to our management, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. Further, we do not know of any arrangements that may, at a subsequent date, result in a change of control of our company.

7.B.	Related Party Transactions

During the year ended May 31, 2011:

We paid fees for compensation related matters of $929,000 (year ended May 31, 2010 – $489,908, year ended May 31, 2009 - $220,176) to a company controlled by our Chairman.

We paid for goods and services provided to the Molejon mine of $228,965 (year ended May 31, 2010 - $166,134, year ended May 31, 2009 - $155,805) to companies controlled by our Chairman.

We paid fees of $18,800 (year ended May 31, 2010 – $Nil, year ended May 31, 2009 - $Nil) to a company controlled by a Director.

We paid wages of $Nil (year ended May 31, 2010 – $Nil, year ended May 31, 2009 - $32,158) to companies controlled by a former director.

We paid legal fees of $Nil (year ended May 31, 2010 - $273,178, year ended May 31, 2009 - $269,526), and financing costs of $Nil (year ended May 31, 2010 – $Nil, year ended May 31, 2009 - $104,272) to a law firm controlled by a former officer and a law firm controlled by a former director.

Note 10 to our Consolidated Financial Statements for the year ended May 31, 2011, provides a description of the Iberian Resources Corp (“Iberian”) transaction. As noted, Iberian is a related party to us by virtue of common management and directors.

At May 31, 2011, excluding related party Notes and related party Convertible Notes, $126,858 was owed to related parties.

Other than the above transactions, there were no material transactions in the year ended May 31, 2011, or proposed material transactions between us or any of our subsidiaries and:

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

None of our officers or directors, or any associate of such person, was indebted to us at any time during the year ended May 31, 2011, the year ended May 31, 2010, or the year ended May 31, 2009.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the year ended May 31, 2011, the year ended May 31, 2010, and the year ended May 31, 2009, which contains an Independent Auditor’s Report on Financial

Statements dated August 29, 2011, Consolidated Balance Sheets as at May 31, 2011, and May 31, 2010, Consolidated Statements of Operations and Comprehensive Loss for the Fiscal Periods ended May 31, 2011, May 31, 2010, and May 31, 2009, Consolidated Statements of Shareholders’ Deficiency for the years ended May 31, 2011 and 2010, Consolidated Statements of Cash Flows for the Fiscal Periods Ended May 31, 2011, May 31, 2010, and May 31, 2009, and Notes to the Consolidated Financial Statements.

Dividend Distributions

The timing, payment, form and amount of dividends paid on our common shares, if and when declared, is determined by our board of directors, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business matters as our board of directors considers relevant.

8.B.	Significant Changes

Subsequent to May 31, 2011, the following events took place:

(1)	On July 19, 2011, we entered into a sublease for corporate office space. The term of the agreement is for thirty-six months commencing on September 1, 2011, at a monthly rate of $3,052.

(2)

We filed filed a notice with the Toronto Stock Exchange (“TSX”) for, and received its approval to make, a Normal Course Issuer Bid (“NCIB”) permitting us to purchase up to 17,000,000 common shares (“Shares”), representing approximately 9.9% of our public float. The average daily trading volume on the TSX for the six months preceding June 1, 2011, was 683,833 Shares. Subject to our ability to make “block” purchases under TSX rules, the daily purchase restriction during the course of the NCIB is 25% of the average daily trading volume, or 170,958 Shares. We may buy back Shares anytime during the 12- month period beginning on July 4, 2011, and ending on July 3, 2012, or on such earlier date as we may complete its purchases pursuant to the NCIB, or provide notice of termination. Any purchase under the NCIB will be made through the facilities of the TSX in compliance with the rules of the TSX. We will pay the market price, up to a maximum of CAD$1.00 per Share, at the time of acquisition of Shares purchased through the facilities of the TSX, subject to any restrictions under the rules of the TSX. The actual number of Shares which may be purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the TSX. A total of 285,000 shares were repurchased by the Company, ranging share price from CAD$0.69 to CAD$0.80.

(3)

On July 20, 2011, an additional $1,508,524 was subscribed to from the long term financing with Global Bank of Panama at 6.25% per annum, in addition to the amount of $2,170,264 that was already subscribed to as at May 31, 2011.

(4)

On July 20, 2011, we announced that a special meeting (the “Meeting”) of the holders of common shares of our company (the “Shareholders”) will be held on August 31, 2011. At the Meeting, Shareholders will be asked to consider and, if thought fit, to approve with or without variation, an ordinary resolution authorizing the issuance by the Company of such number of common shares in the capital of the Company (the “Shares”) as is necessary to complete the proposed acquisition by us of all the outstanding securities of Iberian Resources Corp. (the “Acquisition”); and to transact such other business as may properly come before the Meeting or any adjournment thereof. The Acquisition is subject to receipt of all required regulatory approvals, if any, and to the approval of the Shareholders at the Meeting. Assuming all such approvals are obtained, the Acquisition is expected to be effected on or about September 1, 2011.

(5)

On June 28, 2011, and June 29, 2011, a total of $1,292,925 was subscribed to by Petaquilla Gold S.A., one of our subsidiaries, from Caterpillar Financial, to supply heavy equipment. The terms of these agreements are an interest rate of 6% per annum, and repayment terms between 48 and 60 months.

(6)	On August 17, 2011, $175,000 of the $247,864 lien relating a bank account of Petaquilla Gold S.A., one of our subsidiaries, was cancelled by the Federal Court of Justice of the Republic of Panama.

(7)	50,000 stock options were exercised.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows.

		High (CAD$)	Low (CAD$)
July 2011		$0.83	$0.62
June 2011		$0.72	$0.59
May 2011		$0.88	$0.65
April 2011		$1.05	$0.82
March 2011		$1.15	$0.81
February 2011		$1.31	$1.06
		High (CAD$)	Low (CAD$)
June 1, 2010 – May 31, 2011		$1.36	$0.30
Fourth Quarter	(March 1, 2011 – May 31, 2011)	$1.15	$0.65
Third Quarter	(December 1, 2010 – February 28, 2011)	$1.36	$0.96
Second Quarter	(September 1, 2010 – November 30, 2010)	$1.22	$0.365
First Quarter	(June 1, 2010 – August 31, 2010)	$0.54	$0.30

June 1, 2009 – May 31, 2010		$0.98	$0.20
Fourth Quarter	(March 1, 2010 – May 31, 2010)	$0.70	$0.37
Third Quarter	(December 1, 2009 – February 28, 2010)	$0.98	$0.60
Second Quarter	(September 1, 2009 – November 30, 2009)	$0.62	$0.20
First Quarter	(June 1, 2009 – August 31, 2009)	$0.79	$0.45

June 1, 2008 – May 31, 2009		$1.98	$0.285
Fourth Quarter	(March 1, 2009 – May 31, 2009)	$0.73	$0.35
Third Quarter	(December 1, 2008 – February 28, 2009)	$0.61	$0.285
Second Quarter	(September 1, 2008 – November 30, 2008)	$1.30	$0.36
First Quarter	(June 1, 2008 – August 31, 2009)	$1.98	$0.93

May 1, 2008 – May 31, 2008		$2.32	$1.75

May 1, 2007 – April 30, 2008		$3.42	$1.87

The closing price of our common shares on the Toronto Stock Exchange on August 29, 2011, was CAD$0.69.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
July 2011	$0.8847	$0.6675
June 2011	$0.723	$0.62
May 2011	$0.90	$0.6968
April 2011	$1.08	$0.8771

March 2011		$1.17	$0.873
February 2011		$1.29	$1.16
		High	Low
June 1, 2010 – May 31, 2011		$1.29	$0.30
Fourth Quarter	(March 1, 2011 – May 31, 2011)	$1.17	$0.6968
Third Quarter	(December 1, 2010 – February 28, 2011)	$1.29	$0.99
Second Quarter	(September 1, 2010 – November 30, 2010)	$1.158	$0.37
First Quarter	(June 1, 2010 – August 31, 2010)	$0.4856	$0.30

June 1, 2009 – May 31, 2010		$0.94	$0.2099
Fourth Quarter	(March 1, 2010 – May 31, 2010)	$0.66	$0.39
Third Quarter	(December 1, 2009 – February 28, 2010)	$0.94	$0.571
Second Quarter	(September 1, 2009 – November 30, 2009)	$0.54	$0.2099
First Quarter	(June 1, 2009 – August 31, 2009)	$0.715	$0.4405

June 1, 2008 – May 31, 2009		$1.99	$0.272
Fourth Quarter	(March 1, 2009 – May 31, 2009)	$0.629	$0.2747
Third Quarter	(December 1, 2008 – February 28, 2009)	$0.5035	$0.272
Second Quarter	(September 1, 2008 – November 30, 2008)	$1.15	$0.305
First Quarter	(June 1, 2008 – August 31, 2009)	$1.99	$0.914

May 1, 2008 – May 31, 2008		$2.30	$1.82

May 1, 2007 – April 30, 2008		$3.3555	$1.95

The closing price of our common shares on the Over the Counter Bulletin Board on August 29, 2011, was $0.7205.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

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

There is no provision in our Articles that would have an effect of delaying, deferring or preventing our change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries) other than a shareholder rights plan adopted by our Board of Directors effective March 7, 2006, and approved by our shareholders at the Annual and Special Meeting held on June 6, 2006, and again at our Annual General Meeting on November 29, 2009 (the “Shareholder Rights Plan”).

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

Our Shareholder Rights Plan is filed herewith with the SEC as Exhibit 2.A to this Annual Report.

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

10. I.	Subsidiary Information

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

Liquidity risk

Liquidity risk arises from our general and capital financing needs. We have in place a planning and budgeting process to help determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We have historically relied on share issuances, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project. We expect to fund operations and capital expenditures in fiscal 2012 via operations as the Molejon gold project has been in commercial production since January 2010.

During our year ended May 31, 2011, we paid a total amount of $70,413,280 in principal, premium and interest on our Notes and Convertible Notes from the proceeds of our Forward Gold Purchase Agreement with Deutsche Bank AG, London Branch during the second quarter of fiscal year 2011 and a private placement offering which closed on January 31, 2011.

In addition, all of our commitments regarding payments on principal, premium and interest on our Notes and Convertible Notes have been complied with in accordance with the subordination established by our Forward Gold Purchase Agreement with Deutsche Bank AG, London Branch.

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

In our 2010 fiscal year, we were unable to meet all of our obligations with respect to scheduled repayments of principal, premium and interest on our Notes and Convertible Notes. As such, under the terms of the Indenture an event of default had occurred and the Notes and Convertible Notes became due on demand at the option of the Note and Convertible Note holders or the Trustee. However, the terms of the Indenture were largely suspended, when we entered into a prepaid Forward Gold Purchase Agreement with Deutsche Bank on September 23, 2010. As part of the Forward Gold Purchase Agreement our Note and Convertible Note holders were required to enter into an inter-creditor agreement with us and Deutsche Bank which prevents the Note and Convertible Note holders from taking action as a result of the event of default that occurred, until our obligations under the Forward Gold Purchase Agreement have been satisfied.

There are no payments of dividends by us in arrears, nor has there been any other material delinquency relating to any class of our preference shares.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective March 7, 2006, our Board of Directors adopted a shareholder rights plan, which was approved by our shareholders at our Annual and Special Meeting held June 6, 2006, and subsequently at our Annual General Meeting held November 29, 2010.

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

Our Shareholder Rights Plan is filed herewith with the SEC as Exhibit 2.A. to this Annual Report.

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

Under the supervision and with the participation of our Chief Executive Officer (serving as our principal executive officer) and Chief Financial Officer (serving as our principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The Chief Executive Officer and the Chief Financial Officer evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at May 31, 2011. Based on this evaluation, as at May 31, 2011, we believe that our internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended May 31, 2011, and expressed an unqualified opinion thereon. Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of May 31, 2011. The report can be found in the “Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight board (United States of America)”.

Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of May 31, 2011, has been audited by our independent registered chartered accountants, Ernst & Young LLP, which also audited our consolidated financial statements for the year ended May 31, 2011. Ernst & Young LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of May 31, 2011, and their report is included on page 86 of this Annual Report.

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

The aggregate amounts billed by our auditors to us for (i) the period covered by the year ended May 31, 2011, and (ii) the period covered by the year ended May 31, 2010, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	May 31, 2011	May 31, 2010
	(CAD$)	(CAD$)
Audit Fees (1)	$500,313 (5)	$711,698
Audit-Related Fees (2)	$10,500 (5)	$15,820
Tax Fees (3)	$20,873 (5)	$27,865
All Other Fees (4)	-	-
Totals	$531,686 (5)	$755,383

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

(5)	Fees for the year ended May 31, 2011, are estimated.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements (i.e. 100%) and fees for the year ended May 31, 2011, and the year ended May 31, 2010, were approved by the Audit Committee and all such engagements were completed by our independent auditor with no work performed by persons other than our independent auditor’s full-time, permanent employees. The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditor's independence. The Board determined that, starting in the fiscal year ended January 31, 2005, fees paid to our independent auditors for non-audit services in any year would not exceed the fees paid for audit services during the year. Permissible non-audit services are limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

Year Ended May 31, 2011

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

The Company’s management assessed the effectiveness of Petaquilla’s internal controls over financial reporting as of May 31, 2011.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Petaquilla’s management believes that, as of May 31, 2011 (“the Evaluation Date”), the Company’s internal control over financial reporting was effective as of the Evaluation Date based on those criteria.

During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting, as of May 31, 2011, has been audited by Ernst & Young LLP, Independent Registered Accountants, who also audited the Company’s consolidated financial statements for the year ended May 31, 2011, as stated in their report which appears on the following page.

PETAQUILLA MINERALS LTD.

By:	/s/ Ezequiel Sirotinsky	By:	/s/ Joao Manuel
	Ezequiel Sirotinsky, Chief Financial Officer		Joao Manuel, Chief Executive Officer
	(principal financial and accounting officer)		(principal executive officer)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s [the “Company”] internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at May 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2011 of the Company and our report dated August 29, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ Ernst & Young LLP
August 29, 2011.

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the accompanying consolidated financial statements of Petaquilla Minerals Ltd., [the “Company”] which comprise the consolidated balance sheets as at May 31, 2011 and 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Petaquilla Minerals Ltd. as at May 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petaquilla Minerals Ltd.’s internal control over financial reporting as of May 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2011 expressed an unqualified opinion on Petaquilla Minerals Ltd.’s internal control over financial reporting.

Vancouver, Canada,	/s/ Ernst & Young LLP
August 29, 2011.	Chartered Accountants

PETAQUILLA MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(in United States Dollars)

	May 31,	May 31,
	2011	2010
Assets (Note 16)
Current assets
Cash and cash equivalents (Note 25)	$5,712,792	$4,625,649
Short term investments (Note 8)	200,000	-
Accounts receivable	460,324	116,326
Inventory and stockpiled ore (Note 3)	11,613,321	3,634,715
Prepaid expenses	1,138,977	690,152
	19,125,414	9,066,842
Restricted cash (Note 9)	255,091	566,708
Long term investments (Note 13)	2,400,000	-
Long term stockpiled ore (Note 3)	2,228,405	1,107,316
Advances to suppliers	3,509,817	816,461
Other assets (Notes 10 and 27)	6,616,964	-
Property, plant and equipment (Notes 4 and 15)	14,713,518	9,916,595
Mineral properties (Note 5)	66,670,067	58,788,273
	$115,519,276	$80,262,195

Liabilities
Current liabilities
Current portion of accounts payable and accrued liabilities (Note 11)	$30,318,558	$17,586,683
Current portion of deferred services and materials (Note 14)	-	3,153,394
Current portion of obligations under capital leases (Note 15)	1,468,561	4,136,032
Current portion of long-term debt (Note 13)	435,733	35,465
Current portion of deferred revenue (Note 27)	9,246,437	-
Senior secured notes (Note 16)	217,984	26,646,631
Convertible senior secured notes (Note 17)	276,983	44,837,991
	41,964,256	96,396,196
Long term debt (Note 13)	1,840,500	80,235
Accounts payable and accrued liabilities (Note 11)	1,866,667	-
Obligations under capital leases (Note 15)	3,850,475	440,229
Senior secured notes (Note 16)	2,906,453	-
Convertible senior secured notes (Note 17)	3,693,111	-
Deferred revenue (Note 27)	33,390,472	-
Asset retirement obligation (Note 26)	5,687,236	4,698,650
	95,199,170	101,615,310
Non-controlling interest (Note 10)	2,507,156	-

Commitments and contingencies (Notes 23 and 28)

Shareholders' equity
Share capital (Note 18)	131,078,574	102,334,997
Treasury shares, at cost	(122,193)	(122,193)
Warrants (Notes 18 and 20)	26,874,201	13,209,412
Contributed surplus (Note 18)	17,367,137	16,219,808
Equity component of convertible senior secured notes (Note 17)	42,817	495,121
Accumulated comprehensive loss	(6,733,242)	(6,733,242)
Deficit	(150,694,344)	(146,757,018)
	17,812,950	(21,353,115)
	$115,519,276	$80,262,195

On behalf of the Board:

“Richard Fifer”	- Director	“David Kaplan”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in United States dollars)

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
GOLD SALES	$71,708,685	$27,542,363	$-
COST OF SALES	(39,157,086)	(16,237,588)	-
AMORTIZATION AND DEPLETION	(11,335,717)	(4,839,420)	-

Operating profit	21,215,882	6,465,355	-

EXPENSES
Accounting and legal	1,655,679	1,775,357	1,944,302
Accretion of asset retirement obligation (Note 26)	359,448	325,287	331,504
Consulting fees	983,667	663,796	370,248
Filing fees	33,821	64,303	115,295
Investor relations and shareholder information	843,313	502,690	475,092
Office administration	2,421,243	1,609,746	2,187,020
Rent	118,010	119,920	240,693
Donations and community relations	1,411,440	1,240,479	949,271
Exploration and development costs (Note 6)	9,269,306	4,304,303	7,761,862
Stock-based compensation (Note 19)	971,208	1,351,106	898,454
Travel	657,616	906,989	1,014,530
Fees on forward sale agreement (Note 27)	2,473,358	-	-
Debt issuance costs	-	613,244	6,398,825
Wages and benefits (Note 21)	3,357,862	3,428,470	2,916,615
Total expenses	(24,555,971)	(16,905,690)	(25,603,711)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(72,928)	(93,159)	(8,157,720)
Interest income	118,835	52,394	169,366
Interest on long-term debt	(305,003)	(501,574)	(37,382)
Asset usage fees	-	-	(4,155)
Gain on sale of equity investment (Note 7)	-	-	40,604,938
Power and drilling services (Note 14)	-	90,000	156,597
Gain on expiry of deferred services contract (Note 14)	3,153,394	-	-
Gain on disposal and dilution (Notes 7 and 10)	5,243,309	-	2,238,492
Loss from equity investment (Notes 7 and 10)	(204,499)	-	(2,396,011)
Mark-to-market loss on senior secured notes and convertible senior secured notes	(6,023,189)	(16,089,408)	(28,070,280)

Total other income (expense)	1,909,919	(16,541,747)	4,503,845

Loss before non-controlling interests	(1,430,170)	(26,982,082)	(21,099,866)

Non-controlling interests (Note 10)	(2,507,156)	-	-

Net loss for the year	(3,937,326)	(26,982,082)	(21,099,866)

Other comprehensive (loss) gain:

Unrealized loss on translating financial statements to U.S. dollar reporting currency	-	-	(4,648,716)

Net loss and comprehensive loss for the year	$(3,937,326)	$(26,982,082)	$(25,748,582)

Basic and diluted loss per share	$(0.03)	$(0.25)	$(0.22)

Weighted average number of common shares outstanding	146,404,334	107,740,441	96,019,488

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in United States dollars)

						Accumulated
	Number					Other
	of Common	Amount of	Treasury Shares		Contributed	Comprehensive	Accumulated
	Shares	Common Shares	(1)	Warrants	Surplus	Loss	Deficit

Balance as at May 31, 2008	95,958,641	$89,002,273	$(122,193)	$11,771,374	$14,714,276	$(2,084,526)	$(98,675,070)

Exercise of stock options	81,480	206,395	-	-	(168,732)	-	-
Stock-based compensation	-	-	-	-	869,890	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-	-
Senior secured notes warrants	-	-	-	706,802	-	-	-
Expiration of warrants	-	-	-	(263,263)	263,263	-	-
Warrant issue costs	-	-	-	(102,546)	-	-	-
Repricing of senior secured note warrants	-	-	-	1,781,500	(1,781,500)	-	-
Net loss	-	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$(122,193)		$13,897,197	$(6,733,242)	$(119,774,936)
				$14,109,097
Non-brokered private placements, net of finders’ fees	28,000,080	12,226,321	-	319,736	-	-	-
Exercise of stock options	768,750	542,201	-	-	(187,487)	-	-
Stock-based compensation	-	-	-	-	1,351,106	-	-
Expiration of warrants	-	-	-	(1,158,992)	1,158,992	-	-
Exercise of warrants	473,000	357,807	-	(60,429)	-	-	-
Net loss	-	-	-	-	-	-	(26,982,082)

Balance as at May 31, 2010	125,281,951	$102,334,997	$(122,193)	$13,209,412	$16,219,808	$(6,733,242)	$(146,757,018)
Non-brokered private placement, net of finders’ fees	32,000,000	31,633,563	-	(1,715,805)	-	-	-
Private placement warrants issued	-	(19,360,365)	-	19,360,365	-	-	-
Exercise of warrants	18,553,800	11,988,810	-	(3,979,771)	-	-	-
Costs of warrants exercised	-	3,979,771	-	-	-	-	-
Exercise of stock options	593,750	501,798	-	-	(276,184)	-	-
Stock-based compensation	-	-	-	-	971,208	-	-
Equity component of convertible senior secured notes	-	-	-	-	452,305	-	-
Net loss	-	-	-	-	-	-	$(3,937,326)

Balance as at May 31, 2011	176,429,501	$131,078,574	$(122,193)	$26,874,201	$17,367,137	$(6,733,242)	$(150,694,344)
(1) 44,200 common shares (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in United States dollars)

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(3,937,326)	$(26,982,082)	$(21,099,866)
Accretion of asset retirement obligation	359,448	325,287	331,504
Gain on disposal and dilution	(5,243,309)	-	(2,238,492)
Non cash non-controlling interest	2,507,156	-	-
Gain on sale of equity investment	-	-	(40,604,938)
Loss from equity investment	204,499	-	2,396,011
Amortization and depletion	11,335,717	4,839,420	-
Amortization included in administration expense	345,889	361,198	336,602
Stock-based compensation	971,208	1,351,106	898,454
Stock-based compensation included in exploration and development expenses	-	-	(28,564)
Amortization included in exploration and development expenses	-	-	4,033,720
Non-cash gain on expiry of deferred services contract	(3,153,394)	-	-
Debt issuance costs	-	613,244	6,398,825
Redemption loss on senior secured notes	7,448,537	240,000	13,130,982
Mark-to-market loss on senior secured notes and convertible senior secured notes	(1,425,348)	15,849,408	14,939,298
Interest paid on senior secured notes and convertible senior secured notes	(7,451,584)	(2,526,291)	-
Unrealized foreign exchange losses	-	-	8,651,025
Changes in non-cash working capital items:
(Increase) Decrease in receivables	(343,998)	27,899	306,660
(Increase) in prepaid expenses	(448,825)	(98,305)	(281,592)
(Increase) in other assets	(1,580,451)	-	-
(Increase) in inventory	(8,827,361)	(3,274,719)	(1,038,999)
(Decrease) in Deferred services and materials	-	(90,000)	(156,597)
Increase (Decrease) in accounts payable and accrued liabilities	10,730,203	9,864,681	(1,984,118)
Increase in deferred revenue	42,636,909	-	-
Net cash provided by (used in) operating activities	44,127,970	500,846	(16,010,085)

CASH FLOWS FROM FINANCING ACTIVITIES

Net proceeds from exercise of warrants and options	12,214,428	652,092	37,662
Proceeds from issue of shares	31,976,036	13,216,313	-
Share issuance costs	(2,054,030)	(670,256)	-
Repayment of bank overdraft	-	-	(2,100,000)
Payment of capital lease obligations	(4,105,717)	(4,869,894)	(2,824,140)
Debt issuance costs	-	(613,244)	(6,286,138)
Repayment of long-term debt	(74,987)	(160,993)	(436,230)
Proceeds of long term debt	2,235,520	-	-
Proceeds from senior secured notes	-	-	40,587,500
Proceeds from convertible senior secured notes	-	-	34,000,000
Repayment of senior secured notes and convertible senior secured notes	(62,961,696)	(1,200,000)	(64,238,852)
Proceeds from bridge financing	-	4,788,826	-
Repayment of bridge financing	-	(4,788,826)	-

Net cash (used in) provided by financing activities	(22,770,446)	6,354,018	(1,260,198)

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in restricted cash	311,617	140,772	-
(Increase) in short term investments	(200,000)	-	-
(Increase) in long term investments	(2,400,000)	-	-
Acquisition of property and equipment	(1,774,349)	(1,138,477)	(1,631,883)
Pre-production revenue credited to mineral properties	-	22,779,059	653,941
Pre-production cost of sales included in mineral properties	-	(24,275,977)	(1,260,127)
Deposit on equipment	-	-	(1,762,945)
Advances to suppliers	(2,693,356)	-	-
Investment in mineral properties	(13,514,811)	(3,310,056)	(31,073,461)
Proceeds from sale of equity investment	-	-	43,238,852
Net cash (used in) provided by investing activities	(20,270,899)	(5,804,679)	8,164,377

Impact of exchange rate changes on cash and cash equivalents	518	296	(169,063)

Change in cash and cash equivalents	1,087,143	1,050,481	(9,274,969)

Cash and cash equivalents, beginning of year	4,625,649	3,575,168	12,850,137

Cash and cash equivalents, end of year	$5,712,792	$4,625,649	$3,575,168

Supplemental disclosure with respect to cash flows (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

1.	NATURE OF OPERATIONS

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

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Board of Directors of the Company believes that the operational results obtained during the first complete fiscal year of commercial production created the basis that will support the sustainability of the Company’s business.

The operating cash flow and profitability of the Company are affected by various factors including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of exploration activity, labour risk, risk of business disruption due to environmentalist activities, and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). For a description of the differences between Canadian GAAP and United States GAAP for the Company, see note 30.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Panama Desarrollo De Infraestructuras, S.A. (formerly Petaquilla Hidro, S.A.) (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation), Panamanian Development and Infrastructure Ltd. (a British Columbia corporation) and a 50.2% interest in Petaquilla Infraestructura, S.A. (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it is the primary beneficiary of its 49% owned subsidiary Azuero Mining Development, S.A. (“Azuero”) (a Panama corporation) and this VIE is consolidated with the accounts of the Company in these consolidated financial statements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the year. Actual results could differ from these estimates.

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, the estimated recoverable tones of ore from the mine and the estimated tones of waste material to be mined, the expected economic life of the mine, the estimated future operating results and net cash flows from the mine, the anticipated costs of reclamation and mine closure obligations, the useful life of property, plant and equipment, the amount and likelihood of contingencies, the discount rate and expected redemption date used for valuation of senior secured and convertible senior secured notes, the valuation allowance for future income tax assets and the accounting for stock-based compensation and warrants.

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

Inventories and stockpiled ore

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Plant (including tailings ponds) is depleted on a unit-of-production basis over the estimated economic life of the mine to which it relates.

Mineral properties

Exploration and development costs are expensed in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are capitalized. Acquisition costs of mineral properties and tangible development costs incurred there on are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to fair value if carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.

Prior to the attainment of commercial production, all revenues from metal sales and all production and selling costs related to those sales were capitalized as part of mineral properties. After the start of commercial production, all revenue and applicable costs are recorded in the consolidated statement of operations. The start of commercial production is defined as the point in time when 70% of the designed production capability is achieved and this is maintained for thirty consecutive days. The Company achieved these conditions on January 8, 2010.

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

The Company has capitalized operational expenses incurred at Molejon Project regarding to pre-stripping activities. These operational expenses are capitalized as pre-stripping within Mineral Properties and they are amortized based on the reserves of gold contained in the ore body for which the pre-stripping activity is being performed, once the ore body is ready for development and mine. As of May 31, 2011, $6,370,240 has been capitalized within Mineral Properties. During the last quarter of year ended May 31, 2011 pre-stripping costs incurred during stages 1 thru 3 of a total of five stages have been started to depreciated. Net residual value of pre-stripping costs as of May 31, 2011 is in amount of $5,699,087.

Restricted cash

The Company has elected to classify restricted cash as held for trading.

Receivables

Receivables are classified as loans and receivables and are measured at amortized costs. Receivables consist of refundable government value added taxes, amounts receivable from Deutsche Bank, AG and travel advances.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs is amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and adjusted for changes in the estimated future cash flows underlying any initial fair value measurements (an increase or decrease in asset retirement costs).

Impairment of long-lived assets

A long-lived asset which includes property and related costs and equipment is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of its use and eventual disposition.

Foreign currency translation

It has been determined the United States dollar is the reporting and measurement currency of the Company’s operations and therefore these operations have been translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

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

Capitalized interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalized interest costs in fiscal 2010 up until the time the Molejon mine achieved commercial production.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

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

Stock-based compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the goods or services received, or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

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

Accounting Policies to be Implemented Effective June 1, 2011

The Accounting Standards Board (AcSB) adopted International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. The Company will report its first consolidated financial statements in accordance with IFRS for the three months ending August 31, 2011, with comparative figures for the corresponding period for 2010. In addition, the adoption will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended May 31, 2011, and restatement of the opening balance sheet as at June 1, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

3.	INVENTORY AND STOCKPILED ORE

	May 31, 2011	May 31, 2010
Supplies	$3,170,929	$1,505,310
Ore stockpiles	8,498,801	1,398,074
Work in process	356,066	404,870
Finished goods	1,815,930	1,433,777
	13,841,726	4,742,031
Less: Ore stockpiles which will not be consumed for more than one year	(2,228,405)	(1,107,316)
	$11,613,321	$3,634,715

The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment, and depletion of mineral properties are classified in the Consolidated Statements of Operations and Comprehensive Loss under “amortization and depletion”.

4.	PROPERTY, PLANT AND EQUIPMENT

		May 31,			May 31,
		2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Equipment under capital leases	$15,656,567	$8,176,527	$7,480,040	$10,808,073	$6,011,701	$4,796,372
Equipment	11,785,283	6,887,421	4,897,862	9,294,346	5,322,109	3,972,237
Buildings	472,529	57,175	415,354	472,530	39,160	433,370
Vehicles	438,994	207,296	231,698	433,348	109,208	324,140
Computer equipment	349,358	176,752	172,606	262,105	121,475	140,630
Computer software	216,632	192,085	24,547	214,132	168,788	45,344
Land	196,783	-	196,783	188,533	-	188,533
Furniture and fixtures	110,142	23,711	86,431	28,302	12,333	15,969
Spare parts	1,208,197	-	1,208,197	-	-	-
	$30,434,485	$15,720,967	$14,713,518	$21,701,369	$11,784,774	$9,916,595

5.	MINERAL PROPERTIES

As at May 31, 2011, the Company has capitalized $78,292,958 net of revenue of $27,908,659, in mineral property costs. A total of $62,408,006, net of revenue of $27,908,659 was capitalized in mineral property costs as at May 31, 2010.

	May 31, 2011	May 31, 2010
Plant	$50,297,224	$46,876,372
Plant equipment	2,973,133	2,973,133
Camp	5,560,803	5,553,824
Tailings ponds	5,059,722	1,599,202
Pre-stripping	6,370,240	-
Site improvements under construction	2,235,957	238,734
Asset retirement obligation (Note 26)	3,796,085	3,166,947
Capitalized interest expense	1,999,794	1,999,794
Depletion	(11,622,891)	(3,619,733)
	$66,670,067	$58,788,273

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

5.	MINERAL PROPERTIES (continued)

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

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of the Oro del Norte property are detailed below

	Year ended May 31, 2011	Year ended May 31, 2010	Year ended May 31, 2009
Temporary camp costs	$2,697,776	$1,182,676	$-
Engineering and geologists	1,695,532	769,598	1,180,721
Trenching	2,891,032	637,277	78,024
Drilling costs	375,439	486,291	1,603,544
Environment	167,978	60,009	162,859
Logistics	374,904	264,593	153,229
Assaying	618,098	186,941	-
Transportation	148,941	161,666	-
Engineering and design	-	123,053	145,285
Communications	58,470	96,372	49,396
Administration	134,698	74,004	-
Topography	106,438	202,893	7,599
Property permits	-	20,111	-
Bridges and roads	-	38,819	376,049
Amortization on operating equipment	-	-	4,033,720
Stock-based compensation	-	-	(28,564)
	$9,269,306	$4,304,303	$7,761,862

7.	INVESTMENT IN PETAQUILLA COPPER LTD.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

7.	INVESTMENT IN PETAQUILLA COPPER LTD. (continued)

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of CAD$ 2.20 per common share, for proceeds of $43,238,852 (CAD$ 44,920,843). The Company did not incur any transaction costs in disposing of the shares.

8.	SHORT TERM INVESTMENTS

The Company has $200,000 in term deposits with an expiration date of longer than 90 days but shorter than one year. The annual interest rate on these term deposits is 2.75%.

9.	RESTRICTED CASH

The Company has $255,091 in bank accounts and term deposits (May 31, 2010 - $566,708) which is being held to guarantee credit cards, a union lien in Panama and a supplier lien. Annual interest rate on these deposits is 0.75%.

10.	INVESTMENT IN IBERIAN RESOURCES CORP.

The Company announced on April 6, 2011 that it had entered into a binding letter of intent (“LOI”) with Iberian Resources Corp. (“Iberian”) pursuant to which the Company proposes to acquire all of the outstanding shares of Iberian (the “Proposed Transaction”). The Company and Iberian have certain directors, officers and shareholders in common and accordingly the Proposed Transaction is considered to be related party transaction. In connection with the Proposed Transaction the Company will issue 44,635,255 common shares of the Company as well as warrants to purchase 1,640,240 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The Company estimates transaction costs will be $700,000 of which approximately $318,000 had been incurred and included in prepaid expenses by May 31, 2011. The TSX provided its conditional listing approval for the acquisition on April 19, 2011. As the transaction will result in the issuance of more than 25% of the Company’s outstanding non-diluted securities, the Company’s shareholders are needed to approve the Proposed Transaction. The special meeting of the Company’s shareholders will be held in Vancouver, Canada on August 31, 2011.

Iberian is a private British Columbia company that owns 100% of the Lomero Poyatos mine through its wholly-owned Spanish affiliate; Corporacion de Recursos Iberia S.L. Lomero Poyatos is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates including Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”).

There were some transactions which occurred during the Company’s fourth quarter of fiscal 2012 related to SCA and Almada, which were owned by Azuero as at February 28, 2011, which impacted the consolidated financial statements of the Company:

a) Azuero a 49% owned subsidiary of the Company that owns SCA and Almada via Vintage Mining Corp. (“Vintage Canada”). Azuero is consolidated in Petaquilla’s consolidated financial statements as a Variable Interest Entity (“VIE”). The remaining 51% of Azuero is owned by Fundacion CC (Panama) and Fundacion Celina (Panama) (together “51% ownership”) which are considered related parties to the Company. Island Investments Holdings Ltd. (“Island”) on March 15, 2011 subscribed for $600,000 of common shares of Vintage Canada. This transaction resulted in a dilution gain of $346,907.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

10.	INVESTMENT IN IBERIAN RESOURCES CORP. (continued)

b) On April 12, 2011, Iberian, pursuant to a share exchange agreement dated March 18, 2011, completed the purchase of all of the issued and outstanding shares of Vintage Canada. As consideration, Iberian issued 12,721,362 common shares to the former shareholders of Vintage Canada and 1,272,138 stock options to the former option holders of Vintage Canada exercisable into one common share at an exercise price of CAD$0.10 per common share for a period expiring on February 28, 2016 of which Azuero received 8,523,312 shares of Iberian. Accordingly, Azuero deconsolidated Vintage Canada on April 12, 2011 and recorded its investment in Iberian of $5,113,987 (included in “other assets” on the balance sheet) and a gain on disposal of Vintage Canada of $4,793,737. The Company also recorded non-controlling interest of $2,507,156 relating to the 51% ownership of Azuero.

At May 31, 2011, the Company’s investment in Iberian is $4,911,488. The Company considers Iberian an investment for which it can exert significant influence and accordingly, has an equity account for this investment. The equity loss incurred from the period of April 12, 2011 to May 31, 2011 was $204,499.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table summarizes the accounts payables and accrued liabilities as at May 31, 2011 and May 31, 2010:

	May 31, 2011	May 31, 2010
Accounts payable	$24,571,129	15,078,122
Accrued liabilities	876,720	310,126
Royalties payable	6,484,013	1,949,972
Miscellaneous	253,363	248,463
	32,185,225	17,586,683
Less: long term portion	(1,866,667)	-
	$30,318,558	$17,586,683

12.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is collateralized by the assets purchased and is registered with the Public Registry of the Republic of Panama. At May 31, 2011 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

13.	LONG-TERM DEBT

During fiscal year 2010, the Company arranged a bank loan financing $115,700 for the purchase of vehicles. The loan is collateralized by the purchased vehicles.

During the year ended May 31, 2011, the Company arranged a bank loan financing $25,520 for the leasing of a vehicle.

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2,210,000 for the payment of advances to suppliers of heavy equipments for its subsidiary Panama Desarrollo de Infraestructura, S.A. The loan is collateralized by a cash term deposit that earns interest at 5% per annum. The total amount approved for this facility is $2.5 million.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

13.	LONG-TERM DEBT (continued)

The Company has $2,400,000 in term deposits with an expiration date of longer than one year in order to secure this arrangement. The annual interest rates on these term deposits range from 4.88% to 5%.

The following table summarizes the loans outstanding as at May 31, 2011 and May 31, 2010:

	May 31, 2011	May 31, 2010

Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$81,087	$115,700

Vehicle loan, repayable at $877 per month, including interest at 8.25%, due April 2014.	24,882	-

Bank loan, repayable at $42,578 per month, including interest at 6%, due February and April 2016	2,170,264	-
	2,276,233	115,700

Less: current portion	(435,733)	(35,465)
	$1,840,500	$80,235

14.	DEFERRED SERVICES AND MATERIALS PROVIDED TO IMN RESOURCES INC.

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

During the year ended May 31, 2011, the Service Agreement between Gold and MPSA expired with no further obligations. As a result, the Company derecognized the liability and in doing so recognized a gain of $3,153,394 during the year ended May 31, 2011.

15.	CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production during the thirteen months ended May 31, 2008. The equipment includes but is not limited to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant. As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2010 - $2,361,098) as additional security.

During the year ended May 31, 2011 a Credit Line Facility with Global Bank from Panama, in amount of $10 million, has been approved for the Company. This facility for the acquisition of heavy equipment by Panama Desarrollo de Infraestructuras, S.A. is a lease that accrues interest at 6.25% per annum. As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. As at May 31, 2011, leases with a total value of $4,848,492 had been established under this facility.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

15.	CAPITAL LEASE OBLIGATIONS (continued)

Future minimum lease payments on the capital lease obligations are as follows:

	May 31, 2011	May 31, 2010
2011	$-	$4,376,667
2012	1,754,547	447,080
2013	1,134,360	-
2014	1,134,360	-
2015	1,134,360	-
2016	945,004	-
	6,102,631	4,823,747
Less: imputed interest	(783,595)	(247,486)
	5,319,036	4,576,261
Less: Current obligation	(1,468,561)	(4,136,032)
Long - term obligation	$3,850,475	$440,229

16.	SENIOR SECURED NOTES

	May 31, 2011	May 31, 2010
Senior secured notes due to related parties	$3,124,437	$20,672,235
Senior secured notes due to third parties	-	5,974,396
	3,124,437	26,646,631
Less estimated current portion	(217,984)	(26,646,631)
	$2,906,453	$-

The Notes bear interest at an annual rate of 15%.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes.

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. On April 17, 2009, the Company re-priced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants. The effect of re-pricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease contributed surplus for the same amount.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

On September 30, 2008 the Company redeemed 36,032,376 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

16.	SENIOR SECURED NOTES (continued)

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

There were two additional scheduled repayments of principal, premium and interest totalling $9,443,405 that were due in March 2010 and May 2010. Of the amounts due, the Company paid out $857,594. Under the terms of the Indenture an event of default occurred and the Notes became due on demand at the option of the Note holders or the Trustee.

On September 23, 2010, the Company paid $13,952,574 in principal, premium and interest on the Notes from the proceeds of a Forward Gold Purchase Agreement, entered with Deutsche Bank as is described in note 27. As part of the Forward Gold Purchase Agreement, the Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The impact of the Inter-Creditor Agreement on the Notes is as follows:

a)	The security for the Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Notes as they become due until the Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes.

On February 8, 2011, the Company redeemed 12,008 Notes at 120% of their principal value plus interest for a total payment of $12,008,345. This payment was financed by the private placement that closed on January 31, 2011, as is explained in note 18.

At May 31, 2011 the Notes have been adjusted to their fair market value of $3,124,437 using a discount rate of 10.18%.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

17.	CONVERTIBLE SENIOR SECURED NOTES

	May 31, 2011	May 31, 2010
Convertible notes due to related parties	$3,970,094	$44,397,509
Convertible notes due to third parties	-	440,482
	3,970,094	44,837,991
Less estimated current portion	(276,983)	(44,837,991)
	$3,693,111	$-

On March 25, 2009 the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes had an original maturity after two years from the date of issuance at 110% of the principal. The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

Interest of $829,545 on the Convertible Notes was due on May 15, 2010. Of this amount the Company paid $342,406. Under the terms of the Indenture an event of default occurred and the Convertible Notes became due on demand at the option of the Convertible Note holders or the Trustee.

On September 23, 2010, the Company paid $25,997,426 in principal, premium and interest on the Convertible Notes from the proceeds of a Forward Gold Purchase Agreement entered with Deutsche Bank as is described in note 27. As part of the Forward Gold Purchase Agreement, the Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The Inter-Creditor Agreement on the Convertible Notes is as follows:

a)	The security for the Convertible Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Convertible Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Convertible Notes as they become due until the Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Convertible Notes.

On February 8, 2011, the Company redeemed 18,347 Notes at 110% of their principal value plus interest for a total payment of $18,347,276. The total amount of interest paid was $1,212,746. This payment was financed by the private placement that closed on January 31, 2011, as is explained in note 18.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

17.	CONVERTIBLE SENIOR SECURED NOTES (continued)

At May 31, 2011, the Convertible Notes were adjusted to their fair market value of $3,970,094 using a 10.18% discount rate.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Convertible Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

18.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At May 31, 2011, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

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

On December 30, 2010, January 7, 2011, January 26, 2011 and January 31, 2011, the Company issued a total of 32,000,000 common shares at a price of CAD $1.00 per shares, raising gross proceeds of $32,000,000 Canadian. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at an exercise price of CAD $1.45 per share. The fair value of the warrants issued was $18,329,132. The Company paid finders’ fees of CAD $2,054,330. In addition, the Company granted to finders a total of 1,568,748 stock options according to the following breakdown:

Number of shares	Exercise Price	Expiry Date
	(CAD$)
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014
1,568,748

Each finder option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common share on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common share are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the options issued was $1,031,233.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

19.	STOCK OPTIONS

On November 18, 2008, the Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan was 10,700,000.

On October 18, 2010, the Company’s plan was amended. The Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 12,500,000.

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

Stock option transactions are summarized as follows:

	Number	Weighted Average
	of Shares	Exercise Price (CAD$)
Balance at May 31, 2009	8,435,853	1.64

Granted	5,365,000	0.37
Exercised	(768,750)	0.48
Cancelled	(3,245,080)	2.08
Forfeited	(1,532,653)	1.65
Expired	(30,000)	0.26
Balance at May 31, 2010	8,224,370	0.75

Granted	1,295,000	0.91
Exercised	(593,750)	0.38
Cancelled	-	-
Forfeited	(743,350)	0.50
Expired	(786,000)	0.54
Balance at May 31, 2011	7,396,270	0.74

Number of stock options exercisable	5,870,645	0.74

As at May 31, 2011, the following stock options were outstanding as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

19.	STOCK OPTIONS (continued)

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
118,800	0.26	July 11, 2011
762,262	1.05	January 15, 2012
755,208	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
2,750,000	0.23	November 18, 2014
425,000	0.87	January 5, 2015
425,000	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
685,000	0.75	November 1, 2015
75,000	1.00	November 29, 2015
510,000	1.11	December 21, 2015
25,000	0.93	April 6, 2016
7,396,270

During the year ended May 31, 2011, 762,262 options priced at $2.01 CAD and expiring on January 15, 2012 were repriced to $1.05. The increased stock based compensation expense associated with this change was $104,540.

The weighted average fair value of stock options granted is estimated to be CAD $0.53 for the year ended May 31, 2011 (year ended May 31, 2010 – CAD $0.35) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended May 31, 2011	Year ended May 31, 2010

Risk-free interest rate	1.52%	1.88%
Expected dividend yield	-	-
Expected stock price volatility	100%	82%
Expected option life in years	2.0	3.00

20.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

20.	SHARE PURCHASE WARRANTS (continued)

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2009	34,953,280	1.03
Issued	2,100,042	0.85
Exercised	(473,000)	0.65
Expired	(1,691,875)	3.50
Balance at May 31, 2010	34,888,447	0.90
Issued	32,000,000	1.45
Exercised	(18,553,800)	0.65
Expired	-	-
Balance at May 31, 2011	48,334,647	1.36

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

On December 30, 2010, January 7, 2011, January 26, 2011 and January 31, 2011, the Company issued a total of 32,000,000 common shares at a price of CAD $1.00 per share, raising gross proceeds of $31,976,036. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at an exercise price of CAD $1.45 per share. The Company paid finders’ fees of CAD $1,763,236.

At May 31, 2011, the following warrants were outstanding as follows:

Number of Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
250,000	1.54	October 4, 2011
9,174,605	1.54	October 17, 2011
3,964,000	0.65	May 21, 2013
846,000	0.65	June 4, 2013
2,100,042	0.85	May 21, 2012
23,399,402	1.45	December 30, 2013
6,100,598	1.45	January 7, 2014
2,500,000	1.45	January 26, 2014
48,334,647

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

21.	RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the year ended May 31, 2011:

a)	The Company paid fees for compensation related matters of $929,000 to a company controlled by the Chairman (year ended May 31, 2010 – $489,908, year ended May 31, 2009 – $220,176).

b)	The Company paid for goods and services provided to the Molejon mine of $228,965 (year ended May 31, 2010- $166,134, year ended May 31, 2009 - $155,805) to companies controlled by the Chairman.

c)	The Company paid fees of $18,800 (year ended May 31, 2010 – nil, year ended May 31, 2009 - nil) to a company controlled by a Director.

d)	The Company paid wages of nil (year ended May 31, 2010 – nil, year ended May 31, 2009 - $32,158) to companies controlled by a former director.

e)

The Company paid legal fees of nil (year ended May 31, 2010 - $273,178, year ended May 31, 2009 - $269,526), and financing costs of nil (year ended May 31, 2010 – nil, year ended May 31, 2009 - $104,272) to a law firm controlled by a former officer and a law firm controlled by a former director.

f)	Note 10 provides a description of the Iberian Resources Corp (“Iberian”) transaction. As noted, Iberian is a related party to the Company by virtue of common management and directors.

At May 31, 2011, excluding related party Notes and related party Convertible Notes (Notes 16 and 17), $126,858 was owed to related parties.

22.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows.

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
Statutory tax rate	27.67%	29.38%	30.38%
(Loss) for the period	$(3,937,323)	$(26,982,082)	$(21,099,866)
Income tax recovery	(1,089,457)	(7,925,987)	(6,409,084)
Permanent differences	(770,813)	(199,709)	(4,746,965)
Share issue costs	(586,739)	-	-
Income tax rate change and differential	(1,847,117)	2,608,282	5,551,802
Foreign exchange	630,607	522,046	(1,131,760)
Cost of previously unrecognized tax pools	-	-	1,480,781
Change in functional currency foreign exchange impact	-	-	4,010,847
Other	28,814	(2,142,158)	-
Change in valuation allowance	3,634,705	7,137,526	1,244,379
Income tax recovery	-	-	-

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

22.	INCOME TAXES (continued)

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	May 31, 2011	May 31, 2010
Future income tax assets (liabilities)
Non-capital and other loss carry-forwards	$14,200,672	$9,684,260
Equipment and exploration properties	63,530	51,814
Deferred financing costs	2,243,377	1,951,713
Foreign exchange gain on notes	-	-
Senior secured notes	147,860	1,333,938
Other	13,843	12,852
Total future income tax assets	$16,669,282	$13,034,577
Valuation allowance	(16,669,282)	(13,034,577)
Net future income tax assets	-	-

The Company has non-capital losses of $56,802,689 for deduction against future years’ taxable income in Canada. If unutilized, these losses will expire, beginning in 2014, as follows:

2014	$433,802
2015	910,470
2026	1,994,647
2027	5,339,864
2028	4,182,831
2029	6,285,866
2030	23,010,780
2031	14,644,429
$56,802,689

The Company will not be subject to any income taxes in Panama until all of the debt incurred by all of the affiliated / subsidiary companies has been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

23.	COMMITMENTS

	Less than 1				More than 5
	Year	2 Years	3 Years	4-5 Years	Years
Office lease	$73,900	$28,000	Nil	Nil	Nil
Equipment lease	$1,754,547	$1,134,360	$1,134,360	$2,079,364	Nil
Senior secured notes	$451,668	$455,411	$455,411	$3,679,473	Nil
Convertible senior secured notes	$573,916	$578,672	$578,672	$4,675,355	Nil
Long term debt	$435,733	$465,109	$448,377	$927,011	Nil
Fundacion Petaquilla	$1,440,000	$1,440,000	$1,440,000	$2,880,000	$1,440,000
Asset retirement obligation	Nil	Nil	Nil	Nil	$10,218,124
Total	$4,729,764	$4,101,552	$4,056,820	$14,241,203	$11,658,124

The Company has committed funding of $120,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

As it is described in note 27, the Company has an obligation to the Deutsche Bank, AG for a certain amount of ounces of gold in the future.

24.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

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

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 10.18% at May 31, 2011 (May 31, 2010 – 12.0%) and estimated principal, premium and interest date of September 15, 2011 and the assumption mentioned in Notes 16 and 17.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

24.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

The amendments to Section 3862 introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized as follows:

	Level 1	Level 2	Level 3
Senior secured notes	-	-	$3,124,437
Convertible senior secured notes	-	-	3,970,094

An analysis of these notes including related gains and losses during the year is as follows:

	Year ended	Year ended
	May 31, 2011	May 31, 2010
Balance at beginning of the year
Senior secured notes	$26,646,631	$29,407,502
Convertible senior secured notes	44,837,991	34,794,455
	71,484,622	64,201,957
Repayment of senior secured notes and convertible senior secured notes	(70,413,280)	(8,806,743)
Mark-to-market losses (gain) included in net income (expense)	6,023,189	16,089,408
Balance at end of the year	$7,094,531	$71,484,622

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

24.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project. The Company expects to fund operations and capital expenditures in fiscal 2012 via operations as the Molejon gold project has been in commercial production since January 2010.

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

The capital structure of the Company consists of long term debt (Note 13), leases (Note 15), Notes (Note 16), Convertible Notes (Note 17), advances from Deutsche Bank in connection with future production of gold (Note 27) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

25.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
Non-cash investing and financing activities
Finder’s fees	$1,763,236	$15,226	$-
Share issue costs	(1,763,236)	(15,226)	-
Share capital warrants exercised	3,979,771	60,429	-
Warrants exercised	(3,979,771)	(60,429)	(112,686)
Share capital warrants issued in private placement	(19,360,365)	(304,511)	-
Warrants granted in private placement	19,360,365	304,511	-
Share capital broker warrants issued	1,715,805	-	-
Broker warrants issued	(1,715,805)	-	-
Mineral properties	629,138	(291,357)	-
Asset retirement obligation	(629,138)	291,357	-
Share capital options exercised	276,180	187,488	-
Contributed surplus options exercised	(276,180)	(187,488)	-
Senior secured note repayment through forward sales agreement	-	(5,129,600)	-
Deposits on equipment transferred to capital assets	-	946,484	-
Mineral properties financed through payables	7,000,000	5,242,659	5,147,462
Property and equipment financed through payables	2,110,998	-	1,071,255
Property and equipment acquired through credit line facility and capital leases	4,848,492	115,700	2,058,197
Amortization capitalized to mineral properties	-	1,825,067	-
Amortization allocated to ending inventory	173,226	146,696	-
Depletion allocated to ending inventory	527,421	281,617	-
Deferred services and materials financed by a reduction in amounts payable to IMN	-	90,000	156,597

Interest paid in cash	$7,758,123	$4,165,274	$14,224,440
Income taxes paid in cash	-	-	-

	May 31, 2011		May 31, 2010
Cash and cash equivalents consist of:
Cash	$5,712,792		$4,625,649
	$5,712,792		$4,625,649

26.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	4,698,650
Accretion	359,448
Adjustment for change in estimate of liability	629,138
Balance at May 31, 2011	$5,687,236

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

26.	ASSET RETIREMENT OBLIGATION (continued)

The provision for asset retirement obligation is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $10,200,000;
b)	Asset retirement obligation payments are expected to occur mainly between fiscal years 2017 and 2020;
c)	A credit adjusted risk-free rate of 10.18% has been used to discount cash flows.

27.	DEFERRED REVENUE

On September 22, 2010, the Company entered into a Forward Gold Purchase Agreement (“the Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45,000,000. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold being 66,650 ounces.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is only allowed to exercise this right no more frequently than twice in total during the term of the Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery Obligation – 2011 to 2016	Ounces per month	Total ounces

November 2010 - May 2011	500	3,500

Total delivery requirements for fiscal year 2011		3,500

June 2011 - April 2012	1,110	12,210

May 2012	1,485	1,485

Total delivery requirements for fiscal year 2012		13,695

June 2012 - May 2013	1,485	17,820

Total delivery requirements for fiscal year 2013		17,820

June 2013 - April 2014	1,485	16,335

May 2014	900	900

Total delivery requirements for fiscal year 2014		17,235

June 2014 - May 2015	900	10,800

Total delivery requirements for fiscal year 2015		10,800

June 2015 - September 2015	900	3,600

Total delivery requirements for fiscal year 2016		3,600

Total Ounces to be Delivered		66,650

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

27.	DEFERRED REVENUE (continued)

As of May 31, 2011, the Company has delivered 3,500 ounces under the terms of the Agreement and has an obligation to deliver 63,150 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at May 31, 2011, $9.2 million and $33.4 million represent the current and long-term remaining ounces, respectively, to be delivered under the Agreement.

The Company incurred $3.9 million of fees to parties involved in the Agreement, of which $2.1 million was expensed as transaction costs and $1.8 million paid to the Deutsche Bank was deferred. As of May 31, 2011, the mentioned amount of the costs was deferred based on their direct relationship with the revenue expected to be recognized in future periods. This transaction fee is being amortized based on the ounces to be delivered under the Agreement. As of May 31, 2011 net book value of this deferred fee was $1,705,476.

In addition, should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank, an additional payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

28.	CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates $1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional $934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. On February 14, 2011, the Supreme Court of the Republic of Panama declared that the fine imposed by ANAM on the Company rendered ineffective. The Company has accepted the Government of the Republic of Panama’s position, and therefore, no fine has been recorded.

2)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current year would have been an increase in cost of sales of $1,441,287 should the legislation be enacted and applied retroactively.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

28.	CONTINGENCIES (continued)

3)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to mediation in fiscal 2012. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

4)

On October 6, 2010 Pro-Con Industries, Inc. filed a claim in the Los Angeles Superior Court against Petaquilla Minerals S.A. for breach of written contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship. The claim seeks damages in excess of $600,000 in addition to punitive damages and attorney fees. The case was dismissed on January 10, 2011, as the plaintiff failed to effect service.

5)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

29.	SUBSEQUENT EVENTS

Subsequent to May 31, 2011 the following events took place:

1)	On July 19, 2011, the Company entered into a sublease for corporate office space. The term of the agreement is for thirty six months commencing on September 1, 2011, at a monthly rate of $3,052.

2)

The Company has filed a notice with the Toronto Stock Exchange (“TSX”) for, and received its approval to make, a Normal Course Issuer Bid (“NCIB”) permitting the Company to purchase up to 17,000,000 common shares (“Shares”), representing approximately 9.9% of its public float. The average daily trading volume on the TSX for the six months preceding June 1, 2011, was 683,833 Shares. Subject to the Company’s ability to make “block” purchases under TSX rules, the daily purchase restriction during the course of the NCIB is 25% of the average daily trading volume, or 170,958 Shares. The Company may buy back Shares anytime during the 12-month period beginning on July 4, 2011, and ending on July 3, 2012, or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Any purchase under the NCIB will be made through the facilities of the TSX in compliance with the rules of the TSX. The Company will pay the market price, up to a maximum of CAD$1.00 per Share, at the time of acquisition of Shares purchased through the facilities of the TSX, subject to any restrictions under the rules of the TSX. The actual number of Shares which may be purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the TSX. A total of 285,000 shares were repurchased by the Company, ranging share price from CAD$0.69 to CAD$0.80.

3)

On July 20, 2011, an additional $1,508,524 was subscribed to from the long term financing with Global Bank of Panama at 6.25% per annum, in addition to the amount of $2,170,264 that was already subscribed to as at May 31, 2011, according to terms detailed in note 13.

4)

On July 20, 2011, the Company announced that a special meeting (the “Meeting”) of the holders of common shares of Petaquilla (the “Shareholders”) will be held on August 31, 2011. At the Meeting, Shareholders will be asked to consider and, if thought fit, to approve with or without variation, an ordinary resolution authorizing the issuance by the Company of such number of common shares in the capital of the Company (the “Shares”) as is necessary to complete the proposed acquisition by the Company of all the outstanding securities of Iberian Resources Corp. (the “Acquisition”); and to transact such other business as may properly come before the Meeting or any adjournment thereof. The Acquisition is subject to receipt of all required regulatory approvals, if any, and to the approval of the Shareholders at the Meeting. Assuming all such approvals are obtained, the Acquisition is expected to be effected on or about September 1, 2011.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

29.	SUBSEQUENT EVENTS (continued)

5)

On June 28, 2011 and June 29, 2011, a total of $1,292,925 was subscribed to by Petaquilla Gold S.A., a subsidiary of the Company from Caterpillar Financial, to supply heavy equipment. The terms of these agreements are an interest rate of 6% per annum, and repayment terms between 48 and 60 months.

6)	On August 17, 2011, $175,000 of the $247,864 lien relating a bank account of Petaquilla Gold S.A., a subsidiary of the Company, was cancelled by the Federal Court of Justice of the Republic of Panama.

7)	50,000 stock options were exercised.

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from United States Generally Accepted Accounting Principles (“U.S. GAAP”) are described and quantified below.

		Year ended
	Year ended	May 31, 2010	Year ended
Loss for the years	May 31, 2011		May 31, 2009
Loss for the year – Canadian GAAP	$(3,937,326)	$(26,982,082)	$(21,099,866)
Gain on dilution of equity investment (a)	(453,775)	-	(2,238,492)
Mineral properties expensed under U.S. GAAP (b)	(15,371,440)	(3,411,935)	(17,562,548)
Revenue recognized (i)	-	27,948,475	653,941
Cost of goods sold (i)	(231,896)	(24,275,977)	(1,260,127)
Amortization (i)	-	(1,825,067)	(640,425)
Amortization of ball mills included in mineral properties under U.S. GAAP (i)	(419,345)	(419,345)	-
Depletion of mineral properties under Canadian GAAP (i)	7,489,645	3,338,116	-
Loss of variable interest entity under US GAAP (k)	-	69,765	-
Expensing of opening inventory reclassified in prior year	-	(2,868,999)	-
Write down of inventory in finished goods and work in progress	-	-	(2,404,695)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	-	(9,639,262)
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	-	3,180,313
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (f and g)	177,778	-	(18,712,488)
Share issue costs relating to warrants expensed under U.S. GAAP	(357,395)	-	-
Change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	(8,420,089)	1,692,320	22,871,582
Change in fair value of share capital issued with warrants denominated in Canadian dollars under U.S. GAAP (j)	-	58,824	-
Net gain (loss) – U.S. GAAP	$(21,523,843)	$(26,675,905)	$(46,852,067)
Other comprehensive (loss) gain
Unrealized loss on translating financial statements to US reporting currency	-	-	(4,648,716)
Foreign exchange on difference in mineral properties expensed under U.S. GAAP	-	-	9,639,262
Foreign exchange on difference in senior secured notes under U.S. GAAP	-	-	(3,180,313)
Comprehensive gain (loss) for the year	$(20,414,977)	$(26,675,905)	$(45,041,834)
Basic and diluted gain (loss) per share – U.S. GAAP	$(0.15)	$(0.25)	$(0.49)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Mineral Properties	May 31, 2011	May 31, 2010
Mineral properties – Canadian GAAP	$66,670,067	$58,788,273
Amortization (h)	(2,465,492)	(2,465,492)
Revenue recognized under U.S. GAAP (i)	28,602,416	28,602,416
Cost of goods sold (i)	(25,536,104)	(25,536,104)
Depletion of mineral properties under Canadian GAAP (i)	11,622,891	3,619,733
Amortization of ball mills included in mineral properties under U.S. GAAP (i)	(838,690)	(419,345)
Mineral properties expensed under U.S. GAAP (b)	(75,920,645)	(60,036,692)
Mineral properties – U.S. GAAP	$2,134,443	$2,552,789

Balance Sheets	May 31 2011	May 31 2010
Total assets – Canadian GAAP	$115,519,276	$80,262,195
Depletion of mineral properties added to ending inventory (i)	(513,513)	(281,617)
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (a)(i)	(64,535,624)	(56,235,484)
Total assets – U.S. GAAP	$50,470,139	$23,745,094
Liabilities – Canadian GAAP	$95,199,170	$101,615,310
Derivative liability – warrants (j)	11,578,581	4,965,589
Equity component of convertible debt treated as a liability under U.S. GAAP (g)	-	177,778
Liabilities – U.S. GAAP	$106,777,751	$106,758,677
Non-controlling interest – Canadian GAAP	$2,507,156	$-
Equity adjustment (a)	(2,507,156)	-
Non-controlling interest – U.S. GAAP	$-	$-
Shareholders’ equity (deficit) - Canadian GAAP	$17,812,950	$(21,353,115)
Mineral properties expensed or charged to cost of sales and revenue under U.S. GAAP (b)(i)	(64,536,624)	(56,235,484)
Exercise of warrants denominated in Canadian dollars under U.S. GAAP (j)	13,478,944	272,000
Depletion added to ending inventory	(513,513)	(281,617)
(Decrease) increase in retained earnings due to translation of prior year mineral property expenses and senior secured notes	(4,564,949)	(4,564,949)
Difference in accumulated other comprehensive income	4,564,949	4,564,949
Increase in net income due to the change in fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	14,463,183	22,883,272
Decrease in warrants due to fair value of warrants denominated in Canadian dollars under U.S. GAAP (j)	(38,489,476)	(28,120,861)
Decrease in warrants due to the fair value of finders’ warrants (j)	(1,031,232)	-
Additional loss relating to redemption and modification of senior secured note agreement under U.S. GAAP (f)	(14,591,713)	(14,591,713)
Allocation of fair value of senior secured notes under U.S. GAAP (f)	14,591,713	14,591,713
Equity adjustment of non-controlling interest (a)	2,507,156	-
Equity component of convertible debenture treated as a liability under U.S. GAAP (g)	-	(177,778)
Shareholders’ equity (deficit) – U.S. GAAP	$(56,308,612)	$(83,013,583)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Cash Flows	Year ended	Year ended	Year ended
	May 31, 2011	May 31, 2010	May 31, 2009
Cash provided by (used in) operating activities – Canadian GAAP	$44,127,970	$500,846	$(16,010,085)
Revenues and expenses charged to mineral properties under Canadian GAAP	-	3,672,498	-
Expenditures on mineral properties	(13,514,509)	(3,411,935)	(27,201,810)
Cash provided by (used in) operating activities – U.S. GAAP	$30,613,461	$761,409	$(43,211,895)
Cash provided by (used in) financing activities – Canadian GAAP	$(22,770,446)	$6,354,018	$(1,260,198)
Cash provided by (used in) financing activities – U.S. GAAP	$(22,770,446	$6,354,018	$(1,260,198)
Cash provided by (used in) investing activities – Canadian GAAP	$(20,270,899)	$(5,804,679)	$8,164,377
Revenues and expenses charged to mineral properties under Canadian GAAP	-	(3,672,498)	-
Expenditures on mineral properties	13,514,509	3,411,935	27,201,810
Cash provided by (used in) investing activities – U.S. GAAP	$(6,756,390)	$(6,065,242)	$35,366,187
Cash and cash equivalents, end of year – Canadian GAAP	$5,712,792	$4,625,649	$3,575,168
Cash and cash equivalents, end of year – U.S. GAAP	$5,712,792	$4,625,649	$3,575,168

a)	Equity investment

Under U.S. GAAP, changes in the parent company’s proportionate share of equity resulting from the additional equity raised by an entity subject to significant influence in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited to income. In the current year, under Canadian GAAP, the Company recorded a dilution gain related to a variable interest entity. The non-controlling interest portion of this equity investment has been recorded as a U.S. GAAP adjustment of $2,507,156 in the current year.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)	Income taxes

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

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended April 30, 2006 through May 31, 2011.

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

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

h)	Deferred financing costs

U.S. GAAP requires that debt issuance costs be reported in the balance sheet as deferred charges and amortized over the term of the debt. Upon issuance, the Company reduced the carrying value of the senior secured notes by debt issuance costs. On modification of the senior secured note agreement as stated above in (f), an inception loss wrote off all deferred financing costs. No differences exist for the period ended May 31, 2011.

i)	Commencement of production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production (Note 2). Under U.S. GAAP, commercial production is considered to have commenced when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimum saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. For the year ended May 31, 2011, there were no Canadian/U.S. GAAP differences with respect to the determination of commercial production as the Company was in commercial production during the entire fiscal year.

Under Canadian GAAP, up until January 7, 2010, the Molejon gold mine was at a pre-commercial production phase whereas for U.S. GAAP purposes, commercial production commenced on the date on which revenue was earned from the sale of gold. For U.S. GAAP purposes, the impact of this difference was to increase revenues, cost of sales and amortization and decrease depletion for the year ended May 31, 2010 by $27,948,475, $24,275,977, $1,825,067 and $3,338,116 respectively, and increase mineral properties and net earnings for the year ended May 31, 2010 by $8,054,546, and $5,185,547, respectfully. For the year ended May 31, 2011, there were no Canadian/U.S. GAAP differences as the Company was in commercial production during the entire fiscal year.

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

For the year ended May 31, 2011, under U.S. GAAP, other income was decreased by $8,420,089 arising from an increase in fair value of the warrants granted in which the exercise price denominated currency is different from the Company’s functional currency. As of May 31, 2011, the liability relating to warrants granted for which the exercise price denominated currency is different from the Company’s functional currency was $11,578,581 and the warrant account was reduced by $38,489,476 as a result of the reclassification of the warrants to liabilities pursuant to U.S. GAAP.

k)

Under Canadian GAAP, the financial position and results of operations of a variable interest entity are consolidated with those of the Company designated as the primary beneficiary of the entity even though the Company may not hold the controlling interest in the entity. Under ASC 810, non- controlling interests are classified as a separate component of shareholders’ equity. Under ASC 810, accumulated losses attributable to non-controlling interests are not limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States Dollars)
Year ended May 31, 2011, May 31, 2010 and May 31, 2009

30.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

l)	Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) for Fiscal 2012. As such the Company will not be presenting reconciliation to US GAAP in future periods as allowed under SEC regulations.

ITEM 18.	FINANCIAL STATEMENTS

Please refer to “Item 17 — Financial Statements”.

ITEM 19.	EXHIBITS

(a) Financial Statements

Description of Document

Cover Sheet

Management Report on Internal Controls over Financial Reporting

Report of Independent Registered Public Accounting Firm dated August 29, 2011

Independent Auditors’ Report of Registered Public Accounting Firm dated August 29, 2011

Balance Sheets as at May 31, 2011 and May 31, 2010

Consolidated Statements of Operations and Deficit for Year Ended May 31, 2011, Year Ended May 31, 2010, and Year Ended May 31, 2009

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows for Year Ended May 31, 2011, Year Ended May 31, 2010, and Year Ended May 31, 2009

Notes to the Consolidated Financial Statements

(b) Exhibits

Exhibit Number	Description of Document
*1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
2.A.	Shareholder Rights Plan
*2.B.	Amended and Restated Senior Secured Notes Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada made as of March 25, 2009
*3.B.	Special Resolution dated June 8, 1995, increasing the authorized share capital of Petaquilla Minerals Ltd.
*4.F.	Option Agreement dated August 10, 1993, between Petaquilla Minerals, S.A., Madison Enterprises Corp. and Madison Enterprises (Latin America), S.A. with respect to the Belencillo Property.
*4.G.	Association Agreement dated September 23, 1994, as amended, between Petaquilla Minerals, S.A. and Madison Enterprises (Latin America), S.A., with respect to the Belencillo Property
*4.I.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Oro del Norte Property
*4.J.	Option Agreement dated February 17, 1994, between Petaquilla Minerals, S.A. and Arlo Resources Ltd. with respect to the Santa Lucia Property
*4.K.	Option Agreement dated January 27, 1994, between Petaquilla Minerals, S.A. and Silverstone Resources Ltd. with respect to the La Esperanza Property
*4.L.	Option Agreement dated November 7, 1994, between Petaquilla Minerals, S.A., Arlo Resources Ltd. and Arlo Resources (Panama), S.A. with respect to the Iglesias Property

*4.O.	Petaquilla Shareholders Agreement dated February 21, 1997, between Petaquilla Minerals Ltd., Teck Corporation, Inmet Mining Corporation, Georecursos Internacional, S.A. and Minera Petaquilla, S.A.
*4.S.	Assignment dated May 23, 2000, between Adrian Resources (Colorado) Ltd. and Hyperion Resources (Colorado) Ltd. respecting the Baca Ranch Property
*4.T.	Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A.
*4.V.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (original Spanish version)
*4.W.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (English translation of original Spanish version)
*8	Subsidiaries of Petaquilla Minerals Ltd.
*11.A.	Code of Business Ethics and Conduct dated May 31, 2008
*11.B.	Whistle-Blower Policy dated May 31, 2008
12.A.	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.B.	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.A.	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B.	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	These exhibits were previously filed with Petaquilla Minerals Ltd.'s Registration Statement or a previous Annual Report on Form 20-F (file no. 000-26296).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 29th day of August, 2011.

PETAQUILLA MINERALS LTD.

By:	/s/ Joao Manuel	By: /s/ Ezequiel Sirotinsky
	Joao Manuel, Chief Executive Officer	Ezequiel Sirotinsky, Chief Financial Officer
	(principal executive officer)	(principal financial and accounting officer)

EXHIBIT 2.A.

SHAREHOLDER RIGHTS PLAN AGREEMENT

PETAQUILLA MINERALS LTD.

(the "Corporation")

AND

COMPUTERSHARE INVESTOR SERVICES INC.

(the "Rights Agent")

October 18, 2010

4.1	General	30
4.2	Merger or Amalgamation or Change of Name of Rights Agent	30
4.3	Duties of Rights Agent	31
4.4	Change of Rights Agent	32

ARTICLE 5	MISCELLANEOUS	33

5.1	Redemption and Waiver	33
5.2	Expiration	34
5.3	Issue of New Rights Certificates	34
5.4	Supplements and Amendments	34
5.5	Fractional Rights and Fractional Voting Shares	36
5.6	Rights of Action	36
5.7	Regulatory Approvals	36
5.8	Declaration as to Non-Canadian Holders	36
5.9	Notices	37
5.10	Costs of Enforcement	38
5.11	Successors	38
5.12	Benefits of this Agreement	38
5.13	Governing Law	38
5.14	Severability	38
5.15	Effective Date	38
5.16	Confirmation	38
5.17	Determination and Actions by the Board of Directors	39
5.18	Counterparts	39

SCHEDULE A – FORM OF RIGHTS CERTIFICATE

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT dated for reference October 18, 2010,

BETWEEN:

PETAQUILLA MINERALS LTD., a corporation incorporated under the laws of the Province of British Columbia and having its head office at #410 – 475 West Georgia Street, Vancouver, BC V6B 4M9

(the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company under the laws of Canada and having an office at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9

(the "Rights Agent")

OF THE SECOND PART

WHEREAS:

A. The Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation.

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

E. The Board of Directors of the Corporation proposes that this Agreement be in place for a period of six years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)	"Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term "Acquiring Person" will not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)	a Voting Share Reduction;

(B)	Permitted Bid Acquisitions;

(C)	an Exempt Acquisition; or

(D)	a Pro Rata Acquisition,

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

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1 (f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia), Section 101 of the Securities Act (Ontario), Section 147.11 of the Securities Act (Quebec) or Section 176 of the Securities Act (Alberta);

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

(c)	“Agreement" means this shareholder rights plan agreement dated for reference October 18, 2010, between the Corporation and the Rights Agent, as amended, modified or supplemented from time to time.

(d)	“Annual Cash Dividend" means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

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

(f)	“Beneficial Owner": a Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)

any securities as to which such Person or any of such Person's Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1 (f)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

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

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities; (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 1 3d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 13d-3(d)(3)(ii)); and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 1 3d-3(d)(3)(ii)); and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or understanding (whether or not in writing) or otherwise;

(iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1 (f)(i) or (ii) by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 1 3d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 1 3d-3 (d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class; and

(iv)	any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(v)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1 (f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(vi)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1 (f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(vii)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1 (f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(viii)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1 (f)(iii), holds or exercises voting or dispositive power over such security provided that:

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

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(ix)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g)	“Board of Directors" means the board of directors from time to time of the Corporation or any duly constituted and empowered committee thereof.

(h)	“Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(i)

“Canadian Dollar Equivalent" means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the U. S.-Canadian Exchange Rate on such date.

(j)	“Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U. S.-Canadian Exchange Rate.

(k)

“Close of Business" means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the office in Vancouver of the Rights Agent) closes to the public.

(l)

“Common Shares" means the common shares without par value in the capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(m)	“Corporations Act" means the Business Corporations Act (British Columbia) and the regulations thereunder, as now in effect or as the same may from time to time be amended, re- enacted or replaced.

(n)

“Competing Permitted Bid" means a Take-Over Bid made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1 (am)(ii) may provide that the Voting Shares that are the subject of the Take- Over Bid may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

(o)	”Controlled": a corporation shall be deemed to be "controlled" by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors of such corporation.

(p)	“Co-Rights Agents" means a Co-Rights Agent appointed pursuant to Subsection 4.1(a) .

(q)	“Corporation" means PETAQUILLA MINERALS LTD.

(r)	“Disposition Date" has the meaning ascribed thereto in Subsection 5.1(h) .

(s)	“Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)	“Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of Common Shares;

(ii)	proceeds of redemption of shares of the Corporation;

(iii)	interest paid on evidence of indebtedness of the Corporation; or

(iv)	optional cash payments;

be applied to the purchase from the Corporation of Common Shares.

(u)	"Effective Date" means October 18, 2010.

(v)	“Election to Exercise" means an election to exercise Rights substantially in the form attached to the Rights Certificate.

(w)	“Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

(x)	“Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (h) .

(y)	“Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjusted in accordance with the terms hereof, will be $30.

(z)	“Expansion Factor" shall have the meaning ascribed thereto in Section 2.3(a)(1).

(aa)	“Expiration Time" means 4:00 p.m. on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, 4:00 p. m. on the sixth anniversary of the Effective Date.

(ab)	“Flip-in Event" means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(ac)	“Grandfathered Person" means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time.

(ad)	“Holder" shall have the meaning ascribed thereto in Section 2.8.

(ae)	"Independent Shareholders" means holders of outstanding Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror;

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

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

(ai)	"Offeror" means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(aj)	“Offeror's Securities" means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(ak)	“Permitted Bid" means a Take-Over Bid made by an Offeror by way of a takeover bid circular which also complies with the following additional provisions:

(i)	the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror. The Take-Over Bid shall expressly state that Voting Shares issued on the exercise of share purchase warrants, options and other securities convertible into Voting Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

(ii)	the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the Permitted Bid Expiry Date and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)	the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1 (am)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)	the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1 (am)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

(al)	“Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(am)	“Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

(an)	“Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 1 3d-5 under the Exchange Act of 1934 as in effect on the date hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(ao)	"Pro-Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)	a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)	the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)	a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares beneficially owned immediately prior to such acquisition.

(ap)	“Record Time" means 12:01 a.m. (Vancouver time) on October 18, 2010.

(aq)	"Redemption Price" has the meaning ascribed thereto in Section 5.1(b).

(ar)	"Right" means a right to purchase Voting Shares on and subject to the terms and conditions of this Agreement.

(as)	"Rights Agent" means Computershare Investor Services Inc. and any successor rights agent hereunder.

(at)	"Rights Certificate" means a certificate representing Rights in substantially the form of Schedule A attached hereto.

(au)	"Rights Register" shall have the meaning ascribed thereto in Section 2.6(a).

(av)	(i)	“Securities Act (Alberta)” means the Securities Act, SA, 1981, c. S-61, as amended, and the regulations thereunder;

	(ii)	"Securities Act (British Columbia)” means the Securities Act, RSBC 1996, c.41 8, as amended, and the Securities Rules thereunder,

	(iii)	“Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c.s.5, as amended, and the regulations thereunder; and

	(iv)	“Securities Act (Quebec) means the Securities Act (L.R.Q., c. V-1. 1);

(aw)	"Separation Time" means 4:00 p. m. on the tenth Business Day after the earlier of:

	(i)	the Share Acquisition Date; and

	(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(ax)	“Share Acquisition Date" means the first date of a public announcement or disclosure (which,

for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario), Section 111 of the Securities Act (British Columbia), Section 147.11 of the Securities Act (Quebec) and Section 141 of the Securities Act (Alberta)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

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

	(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

(bc)	"U.S. Dollar Equivalent" means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U. S. Exchange Rate on such date.

(bd)	"Voting Shares" means the Common Shares and any other shares of the Corporation entitled to vote generally and at all times for the election of directors of the Corporation.

(be)	“Voting Share Reduction" means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings and References

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

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

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

1.5	Acting Jointly or in Concert

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

Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert", wherever used in this Agreement, shall not include conduct:

(a)	unrelated to the Corporation; or

(b)	pertaining to:

(i)	voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii)	voting or directing the vote of securities of the Corporation in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii)	having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6	Generally Accepted Accounting Principles

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

ARTICLE 2	THE

RIGHTS

2.1	Legend on Common Share Certificates

Certificates representing Voting Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Voting Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

"Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the "Shareholder Rights Agreement") dated for reference October 18, 2010, between PETAQUILLA MINERALS LTD. (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation. Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are "Beneficially Owned" by a person who is or becomes an "Acquiring Person", as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Voting Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Voting Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Voting Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(b)	No Exercise Prior to Separation Time: Until the Separation Time:

(i)	the Rights will not be exercisable and no Right may be exercised; and

(ii)	each Right shall be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Voting Share.

(c)	Exercise After Separation Time: From and after the Separation Time and prior to the Expiration

Time:

(i)	the Rights are exercisable; and

(ii)	the registration and transfer of Rights will be separate from and independent of Voting Shares.

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

2.3	Adjustments to Exercise Price; Number of Rights

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

(2)	each Right held prior to such adjustment will become that number of Rights as results from the applications of the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Voting Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

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

(2)	the denominator of which shall be the number of Voting Shares outstanding on such record date, plus the number of additional Voting Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

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

(2)	the denominator of which shall be such Market Price per Voting Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Minimum Adjustments: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(2)	the Expiration Date.

(e)	Discretionary Adjustment: If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b)and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b)and (c), shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)	Benefit of Adjustments: Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Voting Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Voting Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Voting Share and the number of Voting Shares which were expressed in the initial Rights Certificates issued hereunder.

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

(i)	Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Voting Shares;

(ii)	issuance (wholly or in part for cash) of Voting Shares or securities that by their terms are convertible into or exchangeable for Voting Shares;

(iv)	stock dividends; or

(v)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Voting Shares, shall not be taxable to such shareholders.

2.4	Date on Which Exercise is Effective

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

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	Execution: The Rights Certificates shall be executed on behalf of the Corporation, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)	Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)	Delivery: Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)	Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)	Maintaining of Register: The Corporation shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights ("Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)	Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Transfer or Exchange of Rights: Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing. As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)	No Transfer or Exchange After Termination: The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1(e) hereof.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	Mutilation: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificate, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)	Destruction, Loss: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

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

(d)	Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an additional original contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8	Persons Deemed Owners

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

2.9	Delivery and Cancellation of Certificates

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

2.10	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)	such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)	after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)	prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Voting Share made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

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

2.11	Rights Certificate Holder Not Deemed a Shareholder

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

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

(a)	Flip-In: Subject to the provisions of Sections 3.1(b), 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Voting Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)	Certain Rights Void: Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(a) a Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(b) a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

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

3.2	Exchange Option

(a)	Optional Exchange: In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Voting Shares or Rights at any time after a Flip-in Event has occurred, authorize the Corporation to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

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

(c)	Additional Securities: If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Corporation will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

ARTICLE 4
THE RIGHTS AGENT

4.1	General

(a)	Appointment of Rights Agent: The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)	Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Voting Shares, or any Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)	The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, will provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)	Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)	Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

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

(f)	Performance By Corporation: The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)	Persons To Give Instructions: The Rights Agent is hereby authorized to rely upon and directed to accept instructions in writing with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)	Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Voting Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)	No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

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

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Waiver

(a)	The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)	The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)	In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Voting Shares other than Voting Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)	If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

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

(g)	Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)	The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(b) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3	Issue of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.16, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to the Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Corporation.

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

5.5	Fractional Rights and Fractional Voting Shares

(a)	No Fractional Rights: The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Corporation shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)	No Fractional Common Shares: The Corporation shall not be required to issue fractions of Voting Shares upon exercise of the Rights or to distribute certificates which evidence fractional Voting Shares. In lieu of issuing fractional Voting Shares, the Corporation shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Voting Share that the fraction of a Voting Share that would otherwise be issuable upon the exercise of such Right is of a whole Voting Share.

5.6	Rights of Action

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

5.7	Regulatory Approvals

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

5.8	Declaration as to Non-Canadian Holders

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

5.9	Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

PETAQUILLA MINERALS LTD.
#410 – 475 West Georgia Street
Vancouver, BC V6B 4H9

Attention: Joao C. Manuel, Chief Executive Officer
Telecopier No.: (604) 694-0063

With a copy to:

Max Pinsky Personal Law Corporation
1780 – 400 Burrard Street
Vancouver, BC V6C 3A6

Attention: Max Pinsky, Barrister and Solicitor
Telecopier No.: (604) 689-9940

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

Computershare Investor Services Inc. 2nd Floor, 510 Burrard Street Vancouver, BC V6C 3B9

Attention: Manager, Client Services Telecopier No.: (604) 661-9401

(c)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Voting Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

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

5.11	Successors

All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14	Severability

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

5.15	Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to confirmation pursuant to section 5.16.

5.16	Confirmation

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

5.17	Determinations and Actions by the Board of Directors

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

5.18	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

PETAQUILLA MINERALS LTD.
c/s
By:		(signature)
(name - please print)
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By:		(signature)
(name - please print)
Authorized Signatory

By:		(signature)
(name - please print)
Authorized Signatory

This is page 39 to that certain Shareholder Rights Plan Agreement between PETAQUILLA MINERALS LTD. and COMPUTERSHARE INVESTOR SERVICES INC. dated for reference the 18th day of October, 2010.

SCHEDULE A TO THE SHAREHOLDER RIGHTS AGREEMENT
DATED FOR REFERENCE OCTOBER 18, 2010, BETWEEN
PETAQUILLA MINERALS LTD. AND
COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No.______________	______________Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF PETAQUILLA MINERALS LTD., ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that ______________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the "Shareholder Rights Agreement"), dated as of March 7, 2006, between PETAQUILLA MINERALS LTD. (the "Corporation"), a corporation existing under the Business Corporations Act, (British Columbia) and COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the laws of Canada, as Rights Agent under the Shareholder Rights Agreement, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a "Common Share") (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the office of the Rights Agent in Vancouver, Canada. The Exercise Price shall initially be $30 (Cdn.) per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

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

FOR VALUE RECEIVED ___________________________________ hereby sells, assigns and transfers unto _________________________________________________________________________________ _____________________________________________________________________________________ (please print name and address of transferee) this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________________________________ as attorney, to transfer the within Rights Certificate on the books of the Corporation with full power of substitution.

Dated: __________________________________ [month, day, year]

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
2nd floor – 510 Burrard Street
Vancouver, BC V6C 3B9

The undersigned hereby irrevocably elects to exercise __________________________ whole Rights represented by the attached Rights Certificate to purchase the Voting Shares issuable upon the exercise of such Rights and requests that certificates for such Voting Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number:

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Full Address, including postal code:

Social Insurance or Other Taxpayer Identification Number:

Dated: __________________ [month, day, year]

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

EXHIBIT 12.A.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT 2002

I, Joao Manuel, Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	August 29, 2011

By:	/s/ Joao Manuel
Joao Manuel
Chief Executive Officer
(principal executive officer)

EXHIBIT 12.B.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT 2002

I, Ezequiel Sirotinsky, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	August 29, 2011

By:	/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
Chief Financial Officer
(principal financial officer)

EXHIBIT 13.A.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joao Manuel, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Joao Manuel
Joao Manuel
(principal executive officer)

Dated: August 29, 2011

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

EXHIBIT 13.B.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ezequiel Sirotinsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
(principal financial and accounting officer)

Dated: August 29, 2011

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.