Form 20-F
period 2012-05-31
PETAQUILLA MINERALS LTD
filed 2012-09-14
CIK 947121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2012

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _____________ to ___________________

Commission file number: 000-26296

Petaquilla Minerals Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada V6Z 1S4
(Address of principal executive offices)

Mr. Ezequiel Sirotinsky, Chief Financial Officer
Telephone (604) 694-0021, facsimile (604) 694-0063, email: esirotinsky@petaquilla.com
Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada V6Z 1S4
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	None	Name of each exchange on which registered
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

221,863,781 common shares, without par value, as at May 31, 2012

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

[ X ] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
By the International Accounting Standards Board [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes [ X ] No

Form 20-F_Fiscal Year Ended 2012 May 31	Page 2

PETAQUILLA MINERALS LTD. SECURITIES AND EXCHANGE COMMISSION FORM 20-F TABLE OF CONTENTS	Page No.

	GLOSSARY OF MINING TERMS	8
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	10
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	10
	CURRENCY PRESENTATION	11
	INTRODUCTION	12

PART I		12

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3.	KEY INFORMATION	12

3.A.	Selected Financial Data	12
3.B.	Capitalization and Indebtedness	14
3.C.	Reasons for the Offer and Use of Proceeds	14
3.D.	Risk Factors	14
	Mining operations and projects are vulnerable to supply chain disruptions and our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant equipment.	14
	We face uncertainty and risks in our exploration and project evaluation activities.	14
	We face many risks related to the development of our mining projects that may adversely affect our results of operations and profitability.	15
	We may require additional funding in order to continue our operations.	16
	Our consolidated financial statements are prepared on a going concern basis.	16
	Our level of indebtedness could adversely affect our business.	16
	We face many risks related to our operations that may adversely affect our cash flows and overall profitability.	17
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.	17
	We face risks related to operations in foreign countries.	18
	The requirements of the Ley Petaquilla may have an adverse impact on us.	18
	Our operations are subject to environmental and other regulation.	19
	Our directors and officers may have conflicts of interest in connection with other mineral exploration and development companies.	20
	Environmental protestors are present in Panama.	20
	Our common shares are subject to penny stock rules, which could affect trading in our shares.	20

Form 20-F Fiscal Year Ended 2012 May 31	Page 3

	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.	20
	If we have been or are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, our U.S. Holders may be subject to adverse U.S. federal income tax consequences.	20
	We face competition from companies with greater financial resources and operational capabilities.	21
	We may not pay dividends on our common shares in the foreseeable future.	21

ITEM 4.	INFORMATION ON THE COMPANY	21

4.A.	History and Development of the Company	21
	Molejon Property – Panama	22
	Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years	23
	Current Principal Capital Expenditures and Divestitures	23
	Public Takeover Offers	23
	Lomero-Poyatos Property – Spain	24
4.B.	Business Overview	24
	Molejon Property – Panama	24
	Lomero-Poyatos Property – Spain	25
4.C.	Organizational Structure	25
4.D.	Property, Plants and Equipment	25
	Mineral Concession Lands	25
	Introduction	25
	Property Location - Panama	25
	Location, Access & Physiography	30
	Plant and Equipment	30
	Mine Operations	33
	Mineral Recoveries	33
	Commodity Price	34
	Exploration and Advancement of the Molejon Property	36
	Title	36
	Cerro Petaquilla Concession – Panama	36
	Molejon Property – Panama	36
	Exploration History	37
	Summary of Exploration History and Ownership	37
	Resource and Reserve Estimates	39
	Regional and Local Geology	41
	Mineralization	41
	Doing Business in Panama	42
	Property Location - Spain	44
	Summary of Exploration History and Ownership	46
	Resource and Reserve Estimates	46
	Geology and Mineralization	46
	Outlook – 2013	47

ITEM 4A.	UNRESOLVED STAFF COMMENTS	47

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47

Form 20-F_Fiscal Year Ended 2012 May 31	Page 4

5.A.	Operating Results	47
	Year Ended May 31, 2012, Compared to Year Ended May 31, 2011 (prepared in accordance with IFRS)	48
	Year Ended May 31, 2011, Compared to Year Ended May 31, 2010 (both originally prepared in accordance with generally accepted accounting principles in Canada)	49
	Year Ended May 31, 2010, Compared to Year Ended May 31, 2009 (both originally prepared in accordance with generally accepted accounting principles in Canada)	50
5.B	Liquidity and Capital Resources	52
	May 31, 2012, Compared with May 31, 2011	52
	May 31, 2011, Compared with June 1, 2010	53
5.C.	Research and Development, Patents and Licenses, etc.	53
5.D.	Trend Information	53
5.E.	Off-Balance Sheet Arrangements	54
5.F.	Tabular Disclosure of Contractual Obligations	55
	Commitments	55
	Long-Term Debt	56
	Bank Loans	56
	Finance Lease Obligations	57
	Convertible Loan	57
	Secured Notes	58
	Convertible Secured Notes	58
	Community Support Obligation	59
	Asset Retirement Obligation	59
5.G.	Safe Harbour	60

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60

6.A.	Directors and Senior Management	60
6.B.	Compensation	62
	Cash and Non-Cash Compensation – Directors and Officers	62
	Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2012	63
	Options Acquired Upon Acquisition of Iberian Resources Corp. During Fiscal Year Ended May 31, 2012	63
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	64
	Defined Benefit or Actuarial Plan Disclosure	65
	Termination of Employment, Change in Responsibilities and Employment Contracts	65
	Directors	65
6.C.	Board Practices	65
6.D.	Employees	66
6.E.	Share Ownership	66

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	68

7.A.	Major Shareholders	68
7.B.	Related Party Transactions	69
7.C.	Interests of Experts and Counsel	70

ITEM 8.	FINANCIAL INFORMATION	70

8.A.	Consolidated Statements and Other Financial Information	70

Form 20-F Fiscal Year Ended 2012 May 31	Page 5

8.B.	Significant Changes	70

ITEM 9.	THE OFFER AND LISTING	70

9.A.	Offer and Listing Details	70
9.B.	Plan of Distribution	72
9.C.	Markets	73
9.D.	Selling Shareholders	73
9.E.	Dilution	73
9.F.	Expenses of the Issue	73

ITEM 10.	ADDITIONAL INFORMATION	73

10.A.	Share Capital	73
10.B.	Memorandum and Articles of Association	73
10.C.	Material Contracts	75
10.D.	Exchange Controls	75
10.E.	Taxation	77
	Material Canadian Federal Income Tax Consequences	77
	Dividends	77
	Capital Gains	77
	Material United States Federal Income Tax Consequences	78
	U.S. Holders	78
	Distributions on our Common Shares	79
	Disposition of our Common Shares	79
	Passive Foreign Investment Company	80
	Foreign Tax Credit	80
	Information Reporting and Backup Withholding	81
10.F.	Dividends and Paying Agents	81
10.G.	Statements by Experts	81
10.H.	Documents on Display	81
10.I.	Subsidiary Information	81

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	81

	Credit risk	81
	Liquidity risk	82
	Market risk	82
	Currency risk	82
	Interest rate risk	82
	Price risk	82
	Qualitative information about market risk	82

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II		83

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83

Form 20-F_Fiscal Year Ended 2012 May 31	Page 6

ITEM 15.	CONTROLS AND PROCEDURES	83
	Management’s Annual Report on Internal Control over Financial Reporting	84
	Attestation Report of our External Auditor	84
	Changes in Internal Control over Financial Reporting	84
	Inherent Limitations on Effectiveness of Controls	84

ITEM 16.	[RESERVED]	85

16.A.	AUDIT COMMITTEE FINANCIAL EXPERT	85

16.B.	CODE OF ETHICS	85

16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	85

16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	86

16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	86

16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	86

16.G.	CORPORATE GOVERNANCE	86

16.H.	MINE SAFETY DISCLOSURE	86

PART III		87

ITEM 17.	FINANCIAL STATEMENTS	87

ITEM 18.	FINANCIAL STATEMENTS	152

ITEM 19.	EXHIBITS	152

	SIGNATURES	154

Form 20-F Fiscal Year Ended 2012 May 31	Page 7

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

cut-off grade	the deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit calculations and below which material is considered waste. May be either an external cut-off grade, which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cut-off grade, which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates
diamond drill	a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid sample (drill core) of the material that is drilled
epithermal	a term applied to those mineral deposits formed in and along fissures or other openings in rocks by deposition at shallow depths from ascending hot solutions
indicated mineral resource	that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed
inferred mineral resource	that part of a Mineral Resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
measured mineral resource	that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity
mineral deposit, deposit or mineralized material	a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify under standards of the Securities Exchange Commission as a commercially mineable ore body or as containing ore reserves, until final legal, technical and economic factors have been resolved
mineral reserve	the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined
mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral

Form 20-F_Fiscal Year Ended 2012 May 31	Page 8

Resource are known, estimated or interpreted from specific geological evidence and knowledge
open pit mining	the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit
ore	a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated
ounces	troy ounces
oz/tonne	troy ounces per metric tonne
ppb	parts per billion
ppm	parts per million
porphyry deposit	a disseminated mineral deposit often closely associated with porphyritic intrusive rocks;
preliminary feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve
probable mineral reserve	the economically mineable part of an Indicated mineral resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Such Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified
proven mineral reserve	the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Such study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified
qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association
stockwork	a rock mass so interpenetrated by small veins of ore that the whole must be mined together. Stockworks are distinguished from tabular or sheet deposits, (i.e. veins or beds), which have a small degree of thickness in comparison with their extension in the main plane of the deposit
tonne	body, metric ton (2,204 pounds)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 9

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under the United States Security and Exchange Commission (“SEC”) Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this Annual Report contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and other minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, completion of a plant capacity expansion, government regulation of mining operations, government approval to commence mining at Lomero-Poyatos Mine, fiscal 2013 plans, combined ore on two leach pads, planned recovery rate, production through the on/off leach operation will progressively increase, throughput will increase beginning in the second quarter of fiscal 2013, additional tpd processing capacity, expectation on the spin-out of Panama Development and Infrastructure Ltd., environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 10

variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Annual Report on Form 20-F. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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

Forward-looking statements in this Annual Report on Form 20-F are as of September 11, 2012. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY PRESENTATION

This Annual Report on Form 20-F contains references to United States dollars and Canadian dollars. Unless otherwise indicated, all dollar amounts referred to herein are expressed in United States dollars and all financial information presented has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Canadian dollars are referred to as “CAD$”.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 11

INTRODUCTION

Petaquilla Minerals Ltd. is organized under the British Columbia Business Corporations Act. As used in this Annual Report on Form 20-F (the “Annual Report”), the terms “Petaquilla”, “we”, “us” and “our” refer to Petaquilla Minerals Ltd. and our subsidiaries unless otherwise indicated or if the context otherwise requires.

Our principal corporate offices are located at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada V6Z 1S4. Our telephone number is 604-694-0021.

We file reports and other information with the SEC located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing its Electronic Data Gathering Analysis and Retrieval (“EDGAR”) System located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”); you may access our reports filed on SEDAR by accessing the following website: www.sedar.com.

The information set forth in this Annual Report is as at August 29, 2012, unless an earlier or later date is indicated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such, there is no requirement to provide information under this item.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and as such, there is no requirement to provide information under this item.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

Our selected financial data for the fiscal years ended May 31, 2012, and 2011, was derived from our consolidated annual financial statements, prepared in accordance with IFRS as issued by the IASB.

The consolidated financial statements for the year ended May 31, 2012, and its comparative periods were prepared in accordance with IFRS as issued by the IASB, and audited by Ernst & Young, LLP, Chartered Accountants, as indicated in the audit report covering such periods included elsewhere in this Annual Report. Our selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in this Annual Report.

Subject to certain transition elections disclosed in Note 33 of the consolidated financial statements for the year ended May 31, 2012, we have consistently applied the same accounting policies in our opening IFRS statement of financial position at June 1, 2010, and throughout all periods presented, as if these policies had always been in effect. Note 33 of the consolidated financial statements further discloses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended May 31, 2011.

We have not declared any dividends on our common shares since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in our operations and expansion of our business.

The following tables summarize our selected consolidated financial information for the periods indicated and is extracted from the more detailed consolidated financial statements and related notes included herein. The following tables should be ready in conjunction with “Item 5 – Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17. Results for the periods presented are not necessarily indicative of results for future periods.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 12

SELECTED FINANCIAL DATA, DERIVED FROM OUR CONSOLIDATED ANNUAL FINANCIAL
STATEMENTS, PRESENTED IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

	Year Ended	Year Ended
	May 31, 2012	May 31, 2011
	($)	($)
Total revenue	94,297,396	71,708,685
Net income (loss)	22,419,634	(3,843,516)
Basic and diluted earnings (loss) per share (1)	0.10	(0.01)
Total assets	186,251,191	128,733,415
Total long-term debt (2)	10,443,250	14,689,811
Shareholders’ equity	55,929,263	10,398,510
Cash dividends declared per share	n/a	n/a
Capital stock (number of issued and outstanding common shares)	221,863,781	176,429,501
	As at May 31, 2012	As at May 31, 2011
Cash and cash equivalents	1,975,660	5,712,792
Short term investments	340,000	200,000
Inventories	29,523,783	13,886,081
Working capital	(41,775,106)	(23,848,920)
Long-term debt (2)	10,443,250	14,689,811
Shareholders’ equity	55,929,263	10,398,510
Total assets	186,251,191	128,733,415
	As at June 1, 2010
Cash and cash equivalents	4,625,649
Short term investments	-
Inventories	4,742,031
Working Capital	(89,616,869)
Long-term debt (2)	76,432,676
Shareholders’ equity (deficiency)	(25,246,279)
Total assets	90,258,202

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.
(2) Includes bank loans, finance lease obligations, convertible loan, secured notes and convertible secured notes. See note 15 to our consolidated financial statements for year ended May 31, 2012.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 13

3. B.	Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under Exchange Act, and as such, there is no requirement to provide information under this item.

3. C.	Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under Exchange Act, and as such, there is no requirement to provide information under this item.

3. D.	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry, which may have a material impact on, or constitute risk factors in respect of, our financial performance. However, there may be additional risks unknown to us and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect our business and financial results.

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

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 14

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

We undertake revisions to our resource estimates based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base. Resource restatements could negatively affect our results, financial condition and prospects, as well as our reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. We, therefore, face intense competition for the acquisition of attractive mining properties.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 15

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

We have been producing since January 8, 2010, when we achieved commercial production at the Molejon gold property. Considering our increase in cash margin, our improvements in throughput and production capacity at our Molejon gold processing plant, in addition to the initiation of our on/off leach operation during fiscal 2012, the risk of our requiring additional funding in order to continue our operations has been mitigated. In addition, our net income for the year ended May 31, 2012, reflects a positive trend in the finance and operational performance of our company. This positive trend will enable us to manage our cash flow from operations to comply with operational requirements and also with our planned exploration and development programs. Alternative sources of funding, depending on market conditions and the potential desire of investors to increase their participation in our company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements, debt repayments and cash commitments. This is dependent on market expectations and on our performance, production and results.

We have an accumulated deficit as at May 31, 2012, of $122,969,497; however, during the year ended May 31, 2012, we obtained an operating margin of $34,932,034, which considered on an accumulated basis together with that obtained during fiscal 2011, we have accumulated a total of $54,973,287.

Our consolidated financial statements are prepared on a going concern basis.

Our consolidated financial statements for the year ended May 31, 2012, have been prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Our management believes that based on our planned fiscal 2013 projections, we have sufficient cash flow to operate for the next twelve months.

Our level of indebtedness could adversely affect our business.

Although this risk could affect our financial situation, it has been managed appropriately and such management has enabled us to payout all of our Notes and Convertible Notes during the year ended May 31, 2012.

Due to new acquisitions and our growth strategy, we may incur additional indebtedness in the future. A significant increase in our debt levels may have important consequences for us, including, but not limited to the following:

  Our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to us or at all;

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 16

  We may have to offer debt or equity securities on terms that may not be favorable to us or to our shareholders;

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

  changes in the demand for gold used in jewelery and for other industrial uses, including as a result of prevailing economic conditions;

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

On September 11, 2012, the afternoon fixing price of gold on the London Bullion Market was $1,737 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 17

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

Currently our properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, we are subject to, and our mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

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

As part of our strategy to manage this kind of country risk, we are looking to diversify our project portfolio. During the first quarter of fiscal 2012, a majority of our shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometers northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. and Almada Mining S.A.

The requirements of the Ley Petaquilla may have an adverse impact on us.

Our operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (formerly named Minera Petaquilla, S.A. (“MPSA”)), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although we no longer hold an interest in the copper deposits therein, we continue to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs our exploration activities.

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

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by our Company and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the

Form 20-F_Fiscal Year Ended 2012 May 31	Page 18

Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by us as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Coclé and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with our Form 20-F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

Our operations are subject to environmental and other regulation.

Our current or future operations, including development activities and commencement of production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on our various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Our potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies. We believe that we are in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that we might undertake.

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties. See Note 30 to the consolidated financial statements for the year ended May 31, 2012.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 19

Our directors and officers may have conflicts of interest in connection with other mineral exploration and development companies.

Some of our directors and officers may also serve as directors and/or officers and/or shareholders of other companies involved in natural resource exploration and development. Consequently, it is possible that conflicts of interest may arise between these individuals’ duties as directors and officers of our company and their duties with respect to other corporations. For example, certain corporate opportunities may come to the attention of such individuals where such opportunities would be attractive to both our company and another corporation for which the individual serves as a director, officer or is a shareholder. Any decision made by any of such directors and officers involving our company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of our company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Environmental protestors are present in Panama.

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. Our operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, we have in place a contingency plan to ensure the continuity of our operations and activities at our Molejon mine.

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

If we have been or are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, our U.S. Holders may be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation generally is considered a PFIC for U.S. federal income tax purposes for any tax year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We have not made a determination as to whether we are considered a PFIC for the current tax year or any prior tax years.

In general, if we are a PFIC in any tax year in which a U.S. Holder (as defined in “Item 10 – Additional

Form 20-F_Fiscal Year Ended 2012 May 31	Page 20

Information—E. Taxation—Material United States Federal Income Tax Consequences”) owns our common shares, any gain recognized on a sale by such U.S. Holder of its common shares and any “excess distributions” (as specifically defined in the U.S. Internal Revenue Code of 1986, as amended) paid to such U.S. Holder on its common shares must be ratably allocated to each day in such U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. For more information, see “Item 10 – Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company”.

We face competition from companies with greater financial resources and operational capabilities.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than our company. Other companies could outbid us for potential projects or produce minerals at lower costs, which would have a negative effect on our operations. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We may not pay dividends on our common shares in the foreseeable future.

We have paid no dividends on our common shares since incorporation and do not anticipate paying dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our company’s board of directors after taking into account many factors, including our operating results, financial condition and current and anticipated cash needs.

ITEM 4.	INFORMATION ON THE COMPANY

4. A.	History and Development of the Company

We are a corporation organized under the laws of the Province of British Columbia, Canada. Our legal and commercial name is Petaquilla Minerals Ltd. We were incorporated on October 10, 1985, under the name Adrian Resources Ltd. by registration of our Memorandum and Articles of Association with the British Columbia Registrar of Companies pursuant to the Company Act (British Columbia) (the “BCCA”). The BCCA was replaced by the Business Corporations Act (British Columbia) (the “BCA) in March 2004 and we are now governed by the BCA. Our name was changed from Adrian Resources Ltd. to Petaquilla Minerals Ltd. on October 12, 2004.

Our principal office is located at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4. The telephone number for our principal office is (604) 694-0021 and the facsimile number is (604) 694-0063.

We have nineteen subsidiaries as detailed below:

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

(v)	Petaquilla Minerals, S.A. owns all of the issued shares of Brigadas Verdes, S.A., a Panamanian corporation which was formed on March 27, 2007, to coordinate and manage reforestation activities.

(vi)	Petaquilla Minerals, S.A. owns all of the issued shares of Compañìa Minera Belencillo, S.A., a Panamanian

Form 20-F_Fiscal Year Ended 2012 May 31	Page 21

corporation formed on September 21, 2005, and which holds 100% interests in Zones 1 and 2 of the Rio Belencillo Concession. On May 7, 2005, we entered into an option agreement with Gold Dragon Capital Management Ltd. (“Gold Dragon”) whereby Gold Dragon could earn a 100% interest in the concession lands by the expenditure of $500,000 over two years on mutually agreed upon property expenditures. On March 8, 2012, we entered into an agreement with Madison Minerals Inc. and its Panamanian subsidiary, Madison Enterprises (Latin America) S.A. (collectively referred as “Madison”) to acquire Madison’s 31% interest in Compañía Minera Belencillo, S.A. (“Minera Belencillo”), an entity formed in Panamá to oversee and manage exploration projects within the Belencillo concession. We issued 175,438 common shares to Madison on March 8, 2012 and have committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession. As a result of the additional 31% interest, Minera Belencillo became a 100% wholly-owned subsidiary of our Company.

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

(ix)

We own all of the issued shares of Iberian Resources Corp., which is incorporated in British Columbia, Canada. Iberian Resources Corp. and its directly held subsidiaries of Sulfuros Complejos Andalucia Mining  S.L., incorporated in Spain, Almada Mining S.A., incorporated in Portugal, and Corporacion Recursos Iberia S.L., incorporated in Spain, were acquired by us on September 1, 2011.

(x)

We own 30% of the issued shares of Azuero Mining Development, S.A., incorporated in Panama. Azuero Mining Development, S.A., in turn, owns 100% of the issued shares of Azuero Mining (BVI) S.A.(formerly Vintage Mining (BVI) Ltd.), incorporated in the British Virgin Islands.

(xi)	We own 47.78% of the issued shares of Panamanian Development and Infrastructure Ltd., formerly Petaquilla Infrastructure Ltd., incorporated in British Columbia, Canada, on May 29, 2009.

(xii)	We own all of the issued shares of Petaquilla Infraestructura Ltd., which was incorporated in the British Virgin Islands on February 21, 2008.

(xiii)	Petaquilla Infraestructura Ltd. owns all of the issued shares of Panama Desarrollo de Infraestructuras, S.A., formerly Petaquilla Hidro, S.A., a Panamanian corporation formed on October 10, 2008.

(xiv)	Panama Desarrollo de Infraestructuras, S.A. owns all of the issued shares of Petaquilla Security, S.A., a Panamamanian corporation formed on April 25, 2007.

(xv)	Panama Desarrollo de Infraestructuras, S.A. owns all of the issued shares of Panama Central Electrica, S.A., a Panamanian corporation formed on February 16, 2009.

We are engaged in the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. We are currently active in the production and sale of gold from our open pit mine at our Molejon gold project, which achieved commercial production status on January 8, 2010, as well as the exploration of a number of our adjacent mineral concessions in the Republic of Panama. On September 1, 2011, we also acquired properties in Spain and Portugal, most notably the Lomero-Poyatos mine in Andalucia, Spain, with the goal of bringing this former mine back into production and the Banjas Project in Porto, Portugal.

Molejon Property – Panama

Our interest in the Molejon deposit was acquired in 1992 and 1993 through two separate series of transactions and in 2005 by way of an agreement amongst the shareholders of MPSA. Specifically, in June 2005, the shareholders of MPSA agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Cerro Petaquilla Concession from the copper mineral deposits within the concession. The agreement provided for us, through our subsidiary, Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Cerro Petaquilla Concession, subject to a graduated 5% - 7% Net Smelter Return (currently at 7% as gold price is above $550), based on the future gold price at the time of production, payable to others.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 22

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

Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years

	May 31, 2012	May 31, 2011	June 1, 2010

Mining and Plant Equipment	60,492,988	67,070,155	65,762,205

Other Facilities and Equipment	17,936,487	13,439,311	8,871,114

Pre-Stripping	5,899,451	5,823,718	-

Provision for Closure and Reclamation	8,399,591	8,220,185	4,067,556

Iberia – Land & Equipment	444,528	-	-

Total	93,173,045	94,553,369	78,700,875

Current Principal Capital Expenditures and Divestitures

We have either ongoing or anticipated capital expenditures during our fiscal year ending May 31, 2013. With respect to the planned exploration and advancement of our Molejon property, we anticipate capital expenditures of approximately $35,000,000 during the fiscal year ending May 31, 2013. Capital expenditures related to our plant expansion comprise approximately $5,000,000 of this amount and we anticipate financing this portion through a long term debt facility. We also anticipate capital expenditures of approximately $23,000,000 for the infrastructure division of our company, which will focus on our on/off leach pad project, and various other earthworks and construction projects, during the fiscal year ended May 31, 2013. With respect to our planned exploration and advancement of our Lomero-Poyatos property, we anticipate capital expenditures of approximately $80,000,000 for drilling and digging, construction of an on-site processing plant and for energy and water costs. However, such expenditures are subject to further consideration and to our ability to obtain sufficient cash flow from operations or adequate financing. There is no assurance that we will be successful in obtaining such cash flow or financing.

Public Takeover Offers

During the 12 month period ended May 31, 2012, and during the current fiscal year, we did not receive any public takeover offers from third parties in respect to our company’s shares.

As part of our growth strategy, following high level discussions and subsequent technical, legal and financial due diligence, we entered into a binding letter of intent on April 5, 2011, with a private British Columbian company, Iberian Resources Corp. (“Iberian), pursuant to which we proposed to acquire all of the outstanding shares of Iberian. After further negotiations and due diligence by both parties, we entered into a definitive agreement with Iberian and Petaquilla Holdings Ltd. (the “Amalgamation Agreement”) on May 18, 2011. The proposed transaction had been unanimously approved by Iberian’s shareholders and was then subsequently subject to the approval of our shareholders at our special meeting held August 31, 2011. At our shareholders’ meeting, a majority of our shareholders approved an ordinary resolution to issue and reserve up to 50,000,000 of our common shares, which represented approximately 28.3% of our issued and outstanding shares as at July 27, 2011, or such number of our common shares necessary to complete our proposed acquisition of Iberian as contemplated by the Amalgamation Agreement as consideration for the acquisition of all of the outstanding securities of Iberian including approximately (i) 44,635,255 of our common shares to be issued as consideration for all of the issued and outstanding common shares of Iberian as of the effective date; (ii) 1,640,420 of our common shares issuable to each holder of Iberian warrants outstanding as of the effective date upon due and valid exercise thereof; and (iii) 3,357,313 of our common shares issuable to each holder of Iberian options outstanding as of the effective date upon due and valid exercise thereof, pursuant to the terms set out in the Amalgamation Agreement. On September 1, 2011, our acquisition of Iberian was completed by way of a three-cornered amalgamation between our Company, Iberian and Petaquilla Holdings Ltd., a wholly-owned subsidiary of our company incorporated for the purpose of the amalgamation.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 23

Iberian holds 100% of the Lomero-Poyatos project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. Iberian also holds several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates.

Lomero-Poyatos Property – Spain

Lomero-Poyatos was a former sulphide (pyrite) mine that provided a source of sulphur for sulphuric acid production, with an estimated historical production of a least 2.6 million tonnes of massive sulphide (pyrite) ore. Although pyrite is the predominant sulphide, the sulphide mineralization is significantly enriched in gold, with some copper-enrichment in the central part of the deposit, and some zinc-lead enrichments towards the eastern and western margins of the deposit. We are currently investigating the deposit as a potential gold producer, with base-metal by-products and it is at the exploration stage. We aim to bring the Lomero-Poyatos into production and will begin our operations with the dewatering of galleries, construction of a water treatment plant, and initiation of development drilling in our 2013 fiscal year.

4. B.	Business Overview

Molejon Property – Panama

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada. Our primary focus has been the exploration of the Molejon gold deposit, and, commencing January 8, 2010, the production thereof and sale of gold, and the exploration of other mineral properties in the Republic of Panama. For the year ended May 31, 2010, during which we had two production quarters, we generated revenues of $27,542,363 from our commercial production operations. Gold sold during our 2010 fiscal year totaled 24,250 ounces. For the year ended May 31, 2011, we generated revenues of $71,708,685 from our commercial production operations. Gold equivalent sold during our 2011 fiscal year totaled 54,617 ounces. For the year ended May 31, 2012, we generated revenues of $94,297,396 from our commercial production operations. Gold equivalent sold during our 2012 fiscal year totaled 62,870 ounces.

The Republic of Panama, through the Ministry of Commerce and Industry, is the regulatory body overseeing the Cerro Petaquilla Concession and potential future development thereof. Law No. 9, the Ley Petaquilla, passed by the Legislative Assembly of Panama on February 26, 1997, is a project-specific piece of legislation dealing with the orderly development of the Cerro Petaquilla Concession, including the Molejon gold deposit. The Ley Petaquilla could be amended by the government of Panama through the enactment of a subsequent law but no such law has been enacted since the Ley Petaquilla legislation was adopted in February 1997. At such time, the Ley Petaquilla granted a mineral exploration and exploitation concession to MPSA, a Panamanian company which was formed in 1997 to hold the 136 square kilometer Cerro Petaquilla Concession. Our Molejon property comprises approximately 10% of the Cerro Petaquilla lands.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 24

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

Lomero-Poyatos Property – Spain

Following our acquisition of the Lomero-Poyatos property in September 2011, our focus for this property has been to attain the required environmental, technical and economic permits, which have been approved by the Andalusian Autonomous Government, the regional government body of Andalusia, Spain. We were granted a Unified Environmental Authorization in December 2011 and all instructions and recommendations from the Andalusian Autonomous Government have since been approved and sanctioned. We are presently awaiting administrative authorization to commence operations at Lomero-Poyatos and will begin with the dewatering of galleries, construction of a water treatment plant, and development drilling. During our 2012 fiscal year, we also brought our technical report on the property into compliance with National Instrument 43-101. We estimate that we will invest approximately $80 million during the next twelve months, raised from precious metal sales and through proposed debt financing, in the reopening of the Lomero-Poyatos mine, and in various investments, developments, and renewable resources in the area surrounding Lomero-Poyatos.

4. C.	Organizational Structure

Exhibit 8 to this Annual Report on Form 20-F sets out our corporate structure and the mineral properties held by each of our subsidiaries.

4. D.	Property, Plants and Equipment

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

Mineral Concession Lands

Introduction

We brought our Molejon gold project located on the Cerro Petaquilla Concession to commercial production on January 8, 2010. We also hold the rights to 842 square kilometers of virtually unexplored land surrounding the known deposits of the Cerro Petaquilla Concession.

Property Location - Panama

Our concession lands are located approximately 120 kilometers west of Panama City and 10 kilometers from the Caribbean coast within the Donoso District of the Province of Colon in the Republic of Panama.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 25

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 26

Figure 2
Petaquilla Concessions and Molejon Mine Location Map
Mineral Concesssions Granted by Law Number 9 (Ley Petaquilla)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 27

Figure 3
Concession Map

CARIBBEAN SEA
PUNTA RINCON
COCLE DEL NORTE
ORO DEL NORTE ZONA 4
ORO DEL NORTE ZONA 3
ORO NORTE ZONA 2
ORO DEL NORTE ZONA 1
RIO PETA QUILLA ZONA 3
RIO PETA QUILLA ZONA 2
RIO PETA QUILLA ZONA 1
RIO BELENCILLO ZONA 1
LA ESPERANZA ZONA 1
LA ESPERANZA ZONA 2
SANTA LUCIA ZONA 1
SANTA LUCIA ZONA 2
PETA QUILLA ZONA 2
SAN JUAN ZONA 1
SAN JUAN ZONA 2
RESERVA FORESTAL DONOSO
PETAQUILLA
BOTIJA
PETA QUILLA ZONA 4
PETA QUILLA ZONA 1
BOTIJA ABAJO
COCLESITO
VALLE GRANDE
PETA QUILLA ZONA 3
BRAZO
SAN JUAN ZONA 3
RIO BELENCILLO ZONA 2
SAN JUAN ZONA 4
MOLEJON
SAN JUAN ZONA 5
ORO DEL SUR ZONA 1
4
SCALE: 1:250,000
Legend
Towns
Proposed Roads
Concessions
National Park
Donoso District
Explored Area
Reserve Area
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Form 20-F_Fiscal Year Ended 2012 May 31	Page 28

Figure 3 is a diagram focusing primarily on the 136-square kilometer Cerro Petaquilla Concession with our Molejon gold deposit area cross-hatched in red:

Figure 4
Cerro Petaquilla Concession

Figure 5
Molejon Mine Access Map

Form 20-F_Fiscal Year Ended 2011 May 31	Page 29

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

Location, Access & Physiography

The Cerro Petaquilla Concession is located 20 kilometers inland from the Caribbean coast and elevation within the concession boundaries ranges between 70 meters and 350 meters above sea level. The Cerro Petaquilla Concession falls within the rainfall shadow of the Continental Divide and the terrain is generally rugged and covered with heavy rainforest vegetation. The climate of the Cerro Petaquilla Concession is characteristic of tropical rainforests. Precipitation is high throughout the year with annual rainfall averaging at least 4,700 mm in the concession area. The heaviest precipitation is evenly distributed from May to December and the months of January to April are typically the driest months.

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

Plant and Equipment

We constructed a gold-processing surface plant at our Molejon gold project, where ore treatment utilizes a three stage crushing plant followed by milling in three parallel ball mills. Subsequent gold recovery is done by a carbon-in-pulp leaching operation as well as a five stage carbon-in-column process. Carbon elution and electro winning of the gold is performed to produce a gold dore product that is sent for further refinement. Detoxification of the tailings is followed by storage in the site’s 40 hectare high-density polyethylene lined tailings facility.

During our 2012 fiscal year, Petaquilla Gold, S.A., our wholly-owned subsidiary which holds the rights to the Molejon deposit and which conducts our mining operations in Panama, was certified in full compliance with the International Cyanide Management Code (the “Cyanide Code”) by the International Cyanide Management Institute (“ICMI”). The ICMI was established to administer the Cyanide Code, promote its adoption, evaluate its implementation, and manage the certification process. The Cyanide Code is a voluntary industry program covering the manufacture, transport and use of cyanide in the gold mining industry.

ICMI received and accepted a Detailed Audit Findings Report prepared by an independent professional third-party auditor, who evaluated our Molejon Gold Mine against the ICMI’s Verification Protocol and found it in full compliance with the Cyanide Code’s Principles and Standards of Practice.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 30

Figure 6
Molejon Gold Project – Molejon Gold Plant

Figure 7	Figure 8
Molejon Gold Project - Aerial view of Main Zone	Molejon Gold Project – Aerial view of NW Zone Pit

Form 20-F_Fiscal Year Ended 2012 May 31	Page 31

Figure 9
Molejon Gold Project – Crushing and Conveying

Figure 10	Figure 11
Leaching Tanks	Carbon Column Systems

Form 20-F_Fiscal Year Ended 2011 May 31	Page 32

Figure12	Figure 13
Tailings Thickener	View of Tailings Pond

Mine Operations

Mining at our Molejon gold project, which is divided into three principal regions namely the Northwest Zone, Tajo Abierto Zone and Main Zone, is completely open pit in nature and currently performed under contract. Current production at the pit is conducted through a combination of mechanized mining and blasting.

Mineral Recoveries

During our fiscal year ended May 31, 2012, we mined 3,217,378 tons of ore (May 31, 2011 – 1,670,354) with a content of 1.34 (May 31, 2011 – 1.60) g/t of gold, totaling 138,152 (May 31, 2011 – 86,161) ounces of gold before recovery. In addition, we mined a total of 2,453,201 (May 31, 2011 – 2,119,067) tons of waste. Total tons of rock mined during the fiscal year ended May 31, 2012 was 5,670,579 (May 31, 2011 – 3,789,421).

At the plant, during our fiscal year ended May 31, 2012, we milled 608,984 (May 31, 2011 - 694,179) tons of ore, with a content of 3.44 (May 31, 2011 – 2.86) g/t of gold. The stated capacity of the plant is 2,500 tons per day resulting in annual capacity of 912,500. Total recovery for the 2012 fiscal year was 90%, the same as in the 2011 fiscal year and total gold produced was 68,002 (May 31, 2011 - 55,566) ounces.

For the year ended May 31, 2012, we produced 68,002 gold ounces (May 31, 2011 – 55,566 gold ounces) and sold a total of 62,870 gold equivalent ounces as compared to 54,617 gold equivalent ounces sold during our 2011 fiscal year. As at May 31, 2012, we also held 95,897 (May 31, 2011 – 25,088) stockpiled gold ounces for our leach pad project.

As at May 31, 2012, our stockpiled ore consisted of:

  746,553 tonnes at 1.81 g/t Au, equating 43,390 oz Au; and

  2,964,825 tonnes at 0.55 g/t Au, equating 52,507 oz Au

  Total: 3,711,378 tonnes @ 0.80 g/t Au = 95,897 oz Au

As at May 31, 2011, our stockpiled ore consisted of :

  115,186 tonnes at 1.72 g/t Au, equating 6,376 oz Au; and

  987,798 tonnes at 0.59 g/t Au, equating 18,712 oz Au

  Total : 1,102,984 tonnes @ 0.71 g/t Au = 25,088 oz Au

Our planned leach recovery for the low grade ore stockpiles is 81.4%. Estimates of recoverable gold are calculated from the quantities of ore in measured tonnes added to the stockpile, the grade of ore in the stockpile based on assay data, and a recovery percentage based on ore type. Based on our work performed we believe our stockpiled amounts are recoverable based on current and expected market gold prices and costs required to convert the stockpiled ore into marketable gold ounces.

The following table reflects our production and operating results from open pit mining operations at Molejon during our 2012 fiscal year:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 33

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	2012
Gold mined – ounces	31,590	36,304	37,056	33,203	138,153
Gold stockpiled – ounces (*)	95,897	84,572	63,878	43,213	95,897
Gold produced - ounces	17,725	14,163	18,100	18,014	68,002
Gold equivalent produced – ounces	18,122	14,427	18,496	18,458	69,503
Gold equivalent sold - ounces	15,546	13,040	16,297	17,987	62,870
Average realized gold price ($ per ounce)	$1,617	$1,622	$1,717	$1,600	$1,640
Cash cost per ounce of gold sold ($ per ounce)	$612	$616	$546	$537	$574

(*) Total ounces of gold stockpiled as at the end of each period.

The following table reflects our production and operating results from open pit mining operations at Molejon during our 2011 fiscal year:

	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011
Gold mined – ounces	25,302	18,566	24,330	17,963	86,161
Gold stockpiled – ounces (*)	25,088	14,618	9,803	7,216	25,088
Gold produced - ounces	16,735	12,825	15,268	10,738	55,566
Gold equivalent produced – ounces	17,240	13,020	15,451	10,864	56,575
Gold equivalent sold - ounces	14,843	14,064	13,320	12,390	54,617
Average realized gold price ($ per ounce)	$1,472	$1,377	$1,328	$1,206	$1,348
Cash cost per ounce of gold sold ($ per ounce)	$525	$627	$640	$729	$625

(*) Total ounces of gold stockpiled as at the end of each period.

Cash cost per ounce of gold equivalent sold for fiscal years 2012 and 2011 has been determined as follows:

	May 31, 2012	May 31, 2011
Production costs ($000)	44,064	39,157
Less royalties ($000)	(6,717)	(4,995)
Less contribution from the PDI-MECO joint-venture ($000)	(1,249)	-
Cash operating costs ($000)	36,098	34,162
Gold equivalent sold (oz)	62,870	54,616
Cash cost per ounce of gold equivalent sold ($/oz)	$574	$625

Commodity Price

During our 2012 fiscal year, gold ranged from a low of $1,483/ounce (London Fix; July 1, 2011) to a high of $1,895/ounce (London Fix; September 5/6, 2011). Our average realized gold price per ounce is shown in the table above with the below charts reflecting gold prices for both the 2011 and 2012 calendar years.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 34

Commercial production at our Molejon mine commenced on January 8, 2010, and we have, therefore, completed three fiscal years since production began. Reserve estimates and gold production data are used as the primary basis for calculation of mineral property cost depletion for the relevant years as follows:

Fiscal year	Gold production	Estimated remaining reserves
	(ounces poured)	(total recovered ounces)
2010	56,185	428,815
2011	55,566	559,756
2012	68,002	491,754

The base estimated reserves used in the calculation were as follows:

Ounces
Opening estimated reserves	485,000
Gold ounces produced during 2010	(56,185)
Remaining reserves as at May 31, 2010	428,815

Form 20-F_Fiscal Year Ended 2012 May 31	Page 35

Remaining reserves as at May 31, 2010	428,815
Gold ounces produced during 2011	(55,566)
Additional reserves in the Behre Dolbear April 2011 report	186,507
Remaining reserves as at May 31, 2011	559,756

Remaining reserves as at May 31, 2011	559,756
Gold ounces produced during 2012	(68,002)
Remaining reserves as at May 31, 2012	491,754

Our mineral reserves and resources were determined using a cut-off grade of 0.1 g/t of gold, and a gold price of $1,250. For complete details of resources and reserves as at January 2011, please refer to our revised Molejon Project NI 43-101Technical Report completed by Behre Dolbear & Company (USA), Inc. in May 2012 (effective date of September 2011).

Exploration and Advancement of the Molejon Property

During the year ended May 31, 2012, pre-stripping activities at the mine progressed and were in line with our updated mine plan. Total pre-stripping work, which has been divided into five stages, will provide access to 4,100,000 tons of ore representing approximately 261,000 ounces of contained gold for the simultaneous feeding of our processing plant and our on/off leach operation. As at the end of fiscal 2012, stages one through three of the pre-stripping plan had been completed and stages four through five were in progress. As a result, at the end of fiscal 2012, from a total of approximately 105,000 contained gold ounces that had been mined, 81,000 contained gold ounces had been processed and 24,000 contained gold ounces had been stockpiled for future production.

Construction of tailings pond no. 1 progressed significantly during fiscal 2012 and the construction of a third tailings pond was initiated in parallel with the final stages of the completion of tailings pond no. 1. Tailings pond no. 2 was commissioned during fiscal 2011.

As part of our planned expansion of our production system at our Molejon gold mine facility, during our third quarter of fiscal 2012, our infrastructure subsidiary commissioned its new Metso Crusher 125 mobile crushing system, which increased its aggregate production and in-pit crushing operations by approximately 10,000 tonnes per day during our fourth quarter of fiscal 2012. This additional crushing capacity has supported the expansion of our Molejon gold plant with a fourth ball mill, which arrived on site and is currently being assembled. With this fourth ball mill plus two additional leach tanks and two additional Carbon-in-Pulp tanks, throughput will increase beginning in the second quarter of fiscal 2013, during which we anticipate the additional 1,000 tpd processing capacity to result in an approximate 30% increase in our monthly gold equivalent production and bring total processing capacity to approximately 4,000 tpd.

During our 2012 fiscal year, our infrastructure subsidiary also received additional heavy equipment through its facilities with Global Bank and Caterpillar and is currently providing Molejon gold mining operations with an increased daily mining rate of 40,000 tonnes.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 36

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

1992 – 1995	Adrian	We carried out grid-based soil sampling and magnetic surveying, geologic

Form 20-F_Fiscal Year Ended 2012 May 31	Page 37

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 38

commercial production at our Molejon gold mine located in the District of Donoso, Province of Colon, Republic of Panama.

2010	Petaquilla Minerals Ltd.
Commercial production commenced on January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries near forecast levels. Ore throughput at the process three-ball mills/carbon-in-pulp processing facility was 1,500 tpd with the operating rate planned at 2,200 tpd for the first year of production. Currently, a fourth ball mill plus two additional leach tanks and two additional Carbon-in-pulp tanks, throughput will increase 1,000 tpd beginning in the second quarter of fiscal 2013.

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

2011	Report: Molejon Project NI 43-101 Technical Report, Donoso District, Colon Province, Republic of Panama Prepared by: Behre Dolbear Date: April 2011	Behre Dolbear has estimated total proven and probable reserves of 643,266 ounces at the Molejon Gold deposit.

We believe the above noted resource reports to be reliable and an accurate estimate of the resource at the time of their publication.

More recently, in May 2012, Behre Dolbear & Company (USA), Inc. (“Behre Dolbear”) released a report titled, “Molejon Project, NI 43-101 Technical Report, Donoso District, Colon Province, Republic of Panama” (the “May 2012 Behre Dolbear Report”), with an effective date of September 2011, in which the technical and economic analysis in the May 2012 Behre Dolbear Report was upgraded to the level required for a pre-feasibility study in order to support the establishment of mineral reserves.

Behre Dolbear determined the potential tonnes and grade of reserves in an optimized pit and generated mine plan. From this work, Behre Dolbear believes that Molejon has reserves that are economically minable. The May 2012 Behre Dolbear Report confirms 643,266 proven and probable ounces of gold reserves and 1,008,693 proven and probable ounces of silver reserves.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 39

Highlights of the May 2012 Behre Dolbear Report are shown below:

  The Molejon deposit contains 31.6 million tonnes (Mt) of Measured plus Indicated mineral resources averaging 0.80 g/t gold and 1.74 g/t silver at a cut-off of 0.20 g/t gold.

  In addition to the gold and silver mineralization, the authors have identified 61.4 Mt of waste material within their current pit design suitable for the production of aggregate construction products.

Measured and Indicated Mineral Resources (as of January 1, 2011)
Category	Gold			Silver
	Tonnes (000s)	Grade (g/t)	Contained (oz)	Tonnes (000s)	Grade (g/t)	Contained (oz)
Measured	14,743	1.09	514,500	11,417	2.23	819,100
Indicated	16,843	0.56	302,900	14,968	1.31	628,100
Total	31,586	0.80	817,400	26,385	1.74	1,447,200
Aggregate
Measured	0	N/A	N/A	N/A	N/A	N/A
Indicated	61,352	N/A	N/A	N/A	N/A	N/A
Total	61,352	N/A	N/A	N/A	N/A	N/A

Inferred Mineral Resources (as of January 1, 2011)
	Tonnes (000s)	Gold		Silver
		Grade (g/t)	Contained (oz)	Grade (g/t)	Contained (oz)
Gold and Silver Mineralization (at cut-off of 0.2 g Au/t)
Inferred	3,330	0.35	37,100	1.05	60,200
Aggregate
Inferred	0	N/A	N/A	N/A	N/A

Proven and Probable Reserves (as of January 1, 2011)
	Tonnes (000s)	Gold		Silver
		Grade (g/t)	Contained (oz)	Grade (g/t)	Contained (oz)
Gold Mineralization
Proven	9,072	1.549	451,884	2.39	697,315
Probable	6,259	0.951	191,382	1.55	311,378
Total	15,330	1.305	643,266	2.05	1,008,693
Aggregate
Proven	0	N/A	N/A	N/A	N/A
Probable	36,786	N/A	N/A	N/A	N/A
Total	36,786	N/A	N/A	N/A	N/A

The May 2012 Behre Dolbear Report indicates that under the current operating conditions of a 2,500tpd mill process and a 2.2Mt/yr heap leach operation, the life of mine as of January 1, 2011 was approximately 6 years which is expected to be extended by mineralized material from adjacent deposits currently being evaluated.

The Qualified Persons, who have prepared the technical information in the May 2012 Behre Dolbear Report, from Behre Dolbear are Robert D. Archibald, Betty L. Gibbs, Richard S. Kunter, Michael D. Martin and Baltazar Solano-Rico. All aforementioned Qualified Persons are independent of the Company.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 40

Regional and Local Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits.

Andesitic tuffs and flows of presumed early to middle Tertiary age cover the majority of the Cerro Petaquilla Concession lying at the southern limit of a 400 square kilometer batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence. The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite. The Petaquilla and Botija deposits are centered on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

At the Botija deposit, the intrusive is medium-grained, crowded porphyry composed of 25% plagioclase phenocrysts, 15% hornblende phenocrysts and 5-10% quartz grains in a feldspar rich matrix. At the Petaquilla deposit, the intrusive is more obviously porphyritic, with a generally lower percentage of phenocrysts. Contact phases and dykes at each deposit are finer-grained varieties of the main intrusive. In particular, feldspar, hornblende, quartz porphyry dykes appear to be late stage phases of the granodiorite. Most of these porphyry dykes post-date the mineralization, indicating that they were introduced during the waning stages of hydrothermal alteration and mineralization. The youngest units encountered on the property are the unmineralized basalt and andesite dykes.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 41

and filling brittle, irregular fractures. Pyrite content generally decreases with higher grade copper mineralization and increases towards the periphery of the deposits. Chalcopyrite occurs most commonly as very fine disseminations within an altered intrusive matrix or biotite hornfels. It is often associated with magnetite and/or chlorite or biotite altered mafic minerals, most notably in lower-grade sections of propylitic alteration. Stockwork quartz veinlets are best developed within potassic alteration, where they crosscut pervasive silicification. The irregular fracture-filling style of copper mineralization, which locally approaches a sulphide net, is largely confined to biotite-altered andesite at the Petaquilla deposit. This is cut in places by narrow quartz-chalcopyrite veins which have developed bleached selvages of biotite destruction. A fourth style of mineralization, consisting of chalcopyrite and pyrite coatings along steep, widely spaced cooling joints are confined to granodiorite along the eastern periphery of the Botija deposit.

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

With five successive elected civilian governments, the Central American nation of Panama has made notable political and economic progress since the 1989 U.S. military intervention that ousted the regime of General Manuel Noriega from power. Current President Ricardo Martinelli of the center-right Democratic Change (CD) party was elected in May 2009, defeating the ruling center-left Democratic Revolutionary Party (PRD) in a landslide. Martinelli was inaugurated to a five-year term on July 1, 2009. Martinelli’s Alliance for Change coalition also captured a majority of seats in Panama’s National Assembly. Panama’s service-based economy has been booming in recent years, largely because of the ongoing Panama Canal expansion project (slated for completion in 2014), but economic growth slowed in 2009 because of the global financial crisis and U.S. economic recession. Nevertheless, the economy rebounded in 2010 and 2011, with growth rates approaching 7% and 10%, respectively.

President Martinelli retains high approval ratings, but he has been criticized by some civil society groups for taking a heavy-handed approach toward governing and for not being more consultative. Administration headed by Mr. Martinelli has been diligently investing in critical sectors such as infrastructure and overall improvement. This has helped in Panama’s continued economic growth. Public investment in productive infrastructure and an expanding services sector that benefits from the country’s emerging role as a regional hub for trade, finance, and transportation support the increasing resilience and diversification of Panama’s economy. Real GDP per capita has grown an average of 7.2% per year since 2007, and it has doubled in nominal terms since 2005.

We note the risk assessment ratings for Panama by The Economist Intelligence Unit are in the mid-range, as shown below.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 42

Credit Risk Overview

Panama Risk Assessment
	Sovereign	Currency	Banking	Political	Economic	Country
August 2012	Risk	Risk	Sector Risk	Risk	Structure Risk	Risk

	BB	BBB	BBB	BBB	B	BBB
Rating Band Characteristic

BBB	Capacity and commitment to honour obligations currently, but somewhat susceptible to changes in economic climate.

BB	Capacity and commitment to honour obligations currently but susceptible to changes in economic climate.

B	Capacity and commitment to honour obligations currently, but very susceptible to changes in economic climate.

Sovereign risk - Stable. Panama’s debt dynamics are supported by firm GDP growth and established dollarisation. However, improvements in the BB rating are currently impaired by the administration’s decision to raise the fiscal deficit ceiling again.

Currency risk - Stable. Strong foreign direct investment inflows related to a raft of public and private capital projects support the Economist Intelligence Unit's stable outlook on Panama's BBB rating.

Banking sector risk - Stable. Low levels of non-performing loans, and high capitalization and liquidity levels underpin the banking sector rating.

Political risk - The ruling Cambio Democrático party, capitalizing on defections from other parties, benefits from a working majority. Social unrest remains a concern but should not have an adverse impact on creditworthiness.

Economic structure risk - Panama's reliance on services exports and on capital inflows to fund current-account deficits leaves it vulnerable should external conditions deteriorate more than currently expected, especially at a time of current-account deficit widening related to a heavy programme of public capital investment spending.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 43

extracted. These amendments grant total exemption from import taxes and customs duties for all equipment, spare parts and materials used in the development of any type of mining operations and there are no export taxes on mineral production.

During fiscal year 2012, through Law No. 13 of April 3, 2012, the Government of Panama made an amendment to the Code of Mineral Resources of the Republic of Panama. The main purpose of this amendment was to not allow foreign governments or any foreign official entity to hold any mining concession within the territory of Panama and to increase the royalty rate on the value received for all minerals of higher commercial value (e.g. gold and silver) mined from a concession, from 2% to 4% to be paid to the government of Panama. In order for this increase to be applied to the Company however, the Government must first modify Law No. 9, which remains unchanged as of the date of the financial statements for the year ended May 31, 2012.

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

Property Location – Spain

Our Lomero-Poyatos project is located at 37°48’N / 6°56’W in Huelva Province of the Autonomous Community of Andalucia in Southern Spain, about 500 kilometers south of Madrid, 85 kilometers north-west

Form 20-F_Fiscal Year Ended 2012 May 31	Page 44

of Seville, and 60 kilometers north-east of the port of Huelva, in the northeast part of the Iberian Pyrite Belt.

Figure 14
Lomero-Poyatos Project Location

Figure 15
Lomero-Poyatos Properties Location

Form 20-F_Fiscal Year Ended 2012 May 31	Page 45

Summary of Exploration History and Ownership

Our subsidiary, Corporacion Recursos Iberia S.L. acquired an interest in the historic Lomero-Poyatos mine from the previous owner, Recursos Metalicos SL (RMSL) and commissioned Behre Dolbear International Limited to prepare a preliminary geological model and mineral resource estimate of the Lomero-Poyatos deposit based on available historic data. It is this work that forms the basis for our present NI 43-101 report on Lomero-Poyatos. Much of the historical data, including most of the drill-hole data, was generated by Cambridge Mineral Resource plc (CMR), a company that previously owned the property during the period 2001-2007.

The Lomero-Poyatos mine produced about 2.6 Mt of pyrite ore, mostly by underground mining methods, for use as sulphuric acid feedstock, but has been closed for about 20 years. The site consists of a sealed vertical shaft and headgear that would need refurbishing, the Lomero open-pit mine to the east of the shaft and the Poyatos open pit mine to the west of the shaft.

Resource and Reserve Estimates

In May 2012, Behre Dolbear International Limited (“Behre Dolbear International”), produced its report titled, “NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” to update its report originally issued July 29, 2011. According to this report, the Lomero-Poyatos deposit, with the application of potential underground mining constraints, is estimated to have Inferred Mineral Resource of 6.07 Mt averaging 4.25 g/t of gold, 88.74 g/t of silver, containing 0.83 Moz Au, after the application of a minimum drill-hole intersection of 2m at 1 g/t Au. The estimate accounts for the mined out area and it assumes an average SG of 4.5 at a 1 g/t Au cutoff. The deposit also contains some minor copper, lead and zinc values but, due to increased precious metal prices, the Lomero-Poyatos deposit is considered primarily as a gold project with base-metal by-products.

The Lomero-Poyatos deposit is at the exploration stage and the mineral resource estimate is based on relatively wide-spaced drilling. It is recommended that a drilling programme comprising 20,000 metres of HQ drill core be carried out to provide true width intersections through the mineralized zone. The Phase 1 drill results should provide a regular 50m x 100m drill spacing that should be sufficient to upgrade the Inferred Mineral Resource estimate to the Indicated Resource category. It is proposed that a scoping study then be completed. Phase 2, a standard Pre-feasibility Study, will be contingent on the successful completion of and positive result from the Phase 1 Scoping Study. This study should include work to explore the economic viability of an open pit operation of lower-grade near surface mineralization. Phase 2 should include another 20,000 metres of in-fill drilling that should be sufficient to upgrade the Mineral Resource estimate to the Measured Mineral Resource category. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resources as a result of continued exploration.

Behre Dolbear International also believes that we should continue to examine the economic viability of open pit operations of the lower-grade near-surface mineralization as previous studies of the deposit were completed at much lower metal pricing than is currently achievable. This could potentially expand the defined mineral resources at the property if these studies should show that this portion of the in-situ mineralization, which is currently excluded from the estimated mineral resource, could possibly become economically extractable.

The Qualified Person, who prepared the technical information in the Lomero-Poyatos report, from Behre Dolbear International, is Richard Fletcher and he is independent from our Company.

Geology and Mineralization

The Lomero-Poyatos mine is located in the north-east part of the Spanish/Portuguese (Iberian) pyrite belt, which extends about 230 kilometers between Seville, southern Spain, in the east to the Atlantic coast near Lisbon, Portugal, in the west. Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an E-W trending fold structure adjacent to a major thrust fault. The deposit has an ENE (0.75°) strike and dips about 35° N.

At the surface there are two separate areas of mineralization – Lomero (east) and Poyatos (west) – that combine at depth to form a single deposit 900 metres in strike length. The average thickness of massive sulphide exceeds 20 metres. The mineralization is known to extend at least 500 metres down dip.

The mineral assemblage consists of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrhotite and gold. There are some hematite-magnetite-rich bands.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 46

Outlook 2013

For our locations in Panama during our 2013 fiscal year, we are focusing on the continued gold production at our Molejon gold project, the continued expansion of our surface gold production plant at our Molejon gold project, the continued exploration on our Oro Del Norte, Botija Abajo and Palmilla concessions.

With respect to the planned exploration and advancement of our Molejon property, we anticipate capital expenditures of approximately $35,000,000 during the fiscal year ending May 31, 2013. Capital expenditures related to our plant expansion comprise approximately $5,000,000 of this amount and we anticipate financing this portion through a long term debt facility. We also anticipate capital expenditures of approximately $23,000,000 for the infrastructure division of our company, which will focus on our on/off leach pad project, and various other earthworks and construction projects, during the fiscal year ended May 31, 2013.

With respect to our planned exploration and advancement of our Lomero-Poyatos property, we anticipate capital expenditures of approximately $80,000,000 for drilling and digging, construction of an on-site processing plant and for energy and water costs. However, such expenditures are subject to further consideration and to our ability to obtain sufficient cash flow from operations or adequate financing. There is no assurance that we will be successful in obtaining such cash flow or financing.

Environmental, technical and economic permits have been approved by the Andalusian Autonomous Government and we are presently awaiting administrative authorization to commence operations at our Lomero-Poyatos Project. Upon receipt of governmental approval, and closing of our proposed high yield debt offering announced by us during our first quarter of fiscal 2013, we expect to commence mining at our Lomero-Poyatos mine in November 2012, with the objective of initiating commercial on-site production by May 31, 2014. During the second quarter of fiscal 2013, we have plans to start the dewatering of galleries, the construction of a water treatment plant, and the initiation of development drilling. We anticipate capital expenditures with respect to Lomero-Poyatos to be approximately $80,000,000 during our 2013 fiscal year. Expenditures related to the Lomero-Poyatos mine are principally for funding the requirements of a full feasibility study including drilling and metallurgical test-work, process flow-sheet and engineering design, and the construction of water treatment plant and a floatation circuit. However, such expenditures are subject to further consideration and to our ability to obtain sufficient financing.

As we announced on July 17, 2012, we intend to offer on a private placement basis $210 million aggregate principal amount of senior secured notes due in 2017. Our intention is to use the net proceeds from the offering to finance capital expenditures related to our Lomero-Poyatos mine in Spain and Molejon mine in Panama, to fund a cash investment in Panama Desarrollo de Infraestructuras, S.A., in connection with the spin-off of PDI mentioned below, to terminate our obligations under existing prepaid forward mineral contracts, to repay a portion of existing indebtedness, general corporate purposes and to pay related fees and expenses. There is no assurance that we will be successful in obtaining such financing.

During the fiscal year ended May 31, 2012, we put a plan in place to spin-off Panama Development and Infrastructure Ltd. (“PDI”) from its operations and distribute to our shareholders, one share of PDI for every four shares of our Company held by them. The completion of the transaction is subject to the regulatory and shareholder approval and is expected to take place during the first half of the fiscal year 2013.

Item 4A.	UNRESOLVED STAFF COMMENTS

On July 30, 2012 we received a SEC Staff’s letter that we replied on August 17, 2012. On September 11, 2012 we received an additional SEC Staff’s letter requesting clarification on some matters discussed within our reply dated August 17, 2012 and in connection with the information disclosed within Note 27 to our Consolidated Financial Statements for the year ended May 31, 2011. We are currently compiling the information requested by the SEC Staff in order to reply to their last letter dated September 11, 2012.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A.	Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, our operations would, to a significant extent,

Form 20-F_Fiscal Year Ended 2012 May 31	Page 47

be dependent on the prevailing market prices for any of the minerals produced by such operations. We currently have one gold producing mine in Panama.

During the year ended May 31, 2012, we were primarily engaged in gold production at our Molejon property in Panama since bringing the Molejon gold project to commercial production on January 8, 2010. Our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control. Please refer to "Item 3 - Key Information – 3.D. Risk Factors”.

Year Ended May 31, 2012, Compared to Year Ended May 31, 2011 (prepared in accordance with IFRS)

For our 2012 fiscal year, our consolidated financial statements have been prepared in accordance with IFRS issued by the IASB and all amounts are expressed in United States dollars unless otherwise indicated. Our operating results reflect ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion.

Operating Margin

During the year ended May 31, 2012 operating margin was $34.9 million compared to $20 million obtained during fiscal 2011. This improvement of 74% in the operating margin was due to the following reasons:

  Gold sales and production costs

During the year ended May 31, 2012 gold equivalent sales totaled 62,870 ounces, corresponding to an increase of 15% compared with the same period of fiscal 2011 (54,616 ounces). Gold sales and production costs were $94.3 million and $44.1 million (2011 - $71.7 million and $39.2 million), respectively, corresponding to an average sales price of $1,640 and cash cost per ounce sold of $574. These figures represent an increase of 22% in average sales price compared to the same period of previous fiscal 2011 ($1,348) and a decrease of 8% in average cash cost per ounce sold for the same period ($625).

  Depreciation and depletion

Depreciation of production equipment and depletion of mineral properties was $15.3 million for the year ended May 31, 2012 compared to $12.5 million for the same period of fiscal 2011. The increase by 22% was mainly due to the acquisition of new equipment for Molejon Gold Mine and PDI Panama and in addition to the 22% increase in gold produced that originated a higher depletion charge of the mineral properties compared to the same period of fiscal 2011.

Earnings (loss) from Operations

During the year ended May 31, 2012 Earnings from Operations at $8.7 million increased by 238% compared to the same period of fiscal 2011, mainly due to a 74% increase in Operating Margin and due to a 1% decrease in expenses. The mentioned decrease in expenses was largely due to:

  A decrease of $2.5 million in other operating expenses related to professional fees in connection with the Forward Gold Purchase Agreement signed with Deutsche Bank in fiscal year 2011.

The mentioned decrease was offset by:

  An increase of $4.1 million in general and administrative expenses. General and administrative expenses were $14.2 million for the year ended May 31, 2012 compared to $10.1 million for the same period of fiscal 2011. This increase was mainly due to an increase of $0.9 million in accounting and legal fees, $0.5 million in investor relationship activities, $1.1 million in wages & benefits and $0.9 million in office administration expenditures.

Net income (loss)

Net income for the year ended May 31, 2012 increased by 683% to $22.4 million compared to a net loss of $(3.8) million for the same period of fiscal 2011. Following is a variance analysis showing the main reasons for this increase:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 48

	Variance
	($ millions)%
Net loss for the year ended May 31, 2011	(3.8)	-
Increase in Operating Margin	14.9	74%
Decrease in Expenses	0.2	(1%)
Increase in Finance expense, net	(1.6)	307%
Increase in Other non-operating income (expenses) (*)	12.7	425%
Net income for the year ended May 31, 2012	22.4	683%

(*) The increase in other non-operating income (expenses) during the year ended May 31, 2012 was mainly due to the decrease of $10.7 million in the mark to market valuation of warrants denominated in other currencies than United State Dollars and the decrease of $5.0 million in the mark to market valuation of the secured notes and convertible secured notes of the Company. In Note 21 to the Consolidated Financial Statements a breakdown of Other non-operating income (expenses) account has been disclosed.

Year Ended May 31, 2011, Compared to Year Ended May 31, 2010 (both originally prepared in accordance with generally accepted accounting principles in Canada)

For our 2011 fiscal year, our consolidated financial statements were originally prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in United States dollars unless otherwise indicated. Our operating results reflect ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion.

During fiscal year 2011 revenue of $71,708,685 increased by 160% compared to $27,542,363 during previous fiscal year 2010. The specific reasons and factors contributing to the material change in revenues between fiscal year 2011 and 2010 were as follows: During fiscal year 2011 the quantity of gold sold increased by 122% compared to previous fiscal year 2010.

During fiscal year 2011, we sold 53,865 ounces of gold compared to 24,250 ounces of gold for fiscal year 2010.

This material increase in the total quantity of gold sold during fiscal year 2011 compared to fiscal year 2010, was due to commercial production at Molejon Project started during January 2010, and for this reason, fiscal year 2010 considers only five months of commercial production within its revenues. Fiscal year 2011 considered a complete fiscal year of twelve months of revenue.

Regarding the average realized gold price, during fiscal year 2011 we obtained an average of $1,348 compared to an average of $1,115 during fiscal 2010.

During fiscal year 2011 cost of sales of $39,157,086 increased by 141% compared to $16,237,588 during previous fiscal year 2010. This material increase in the total cost of sales was mainly due to the increase of the total ounces of gold sold during fiscal year 2011 compared to fiscal year 2010 due to twelve months of commercial production in 2011 versus five months in 2010.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 49

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

Expenses for the year ended May 31, 2011, increased by $7,650,281 to $(24,555,971) compared to $(16,905,690) for the year ended May 31, 2010. The increase in expenses is primarily due to an increase of $2,473,358 in transaction fees on our forward gold sale agreement. Transaction fees on our forward gold sale agreement were $2,473,358 for the year ended May 31, 2011, compared to $Nil for the year ended May 31, 2010. This increase was due to the costs associated with our Deutsche Bank Forward Gold Purchase Agreement, which were expensed in accordance with our accounting policy. There was also an increase of $4,965,003 in exploration and development costs. Exploration and development costs were $9,269,306 for the year ended May 31, 2011, compared to $4,304,303 for the year ended May 31, 2010. This increase was due to the increased exploration activity on our Oro del Norte property, located near our Molejon Project. We also incurred an increase in donations and community relations of $170,961. Donations and community relations for the year ended May 31, 2011, were $1,411,440 compared to $1,240,479 for the year ended May 31, 2010. This increase was due to our commitment to fund Fundacion Petaquilla, which promotes a sustainable development culture and administers social programs in the area around our Molejon property. Office administration expenses increased $811,497. Office administration costs were $2,421,243 for the year ended May 31, 2011, compared to $1,609,746 for the year ended May 31, 2010. This increase was primarily due to the increased activity in our subsidiaries of Petaquilla Gold and Panama Desarrollo De Infraestructuras, S.A. over 2010 requiring additional administrative support. Consulting fees were $983,667 for the year ended May 31, 2011, compared to $663,796 for the year ended May 31, 2010. This increase is mainly due to the engagement of consultants for our projects to transition to International Financial Reporting Standards for our 2012 fiscal year and to optimize processes at our Molejon mine. Lastly, investor relations and shareholder information expenses increased $340,623. Investor relations and shareholder information expenses were $843,313 for the year ended May 31, 2011, compared to $502,690 for the year ended May 31, 2010. This increase is mainly due to filing fees related to our private placement in our 2011 fiscal year and to an increase in investor relationship activities during the year ended May 31, 2011.

Our increase in expenses was partially offset by a decrease in stock based compensation expenses of $379,898. Stock based compensation expenses were $971,208 for the year ended May 31, 2011, compared to $1,351,106 for the year ended May 31, 2010. The decrease was due to a lower amount of stock options issued during fiscal year 2011. Travel expenses also decreased $249,373. Travel expenses were $657,616 for the year ended May 31, 2011, compared to $906,989 for the year ended May 31, 2010. Travel expenses were higher in the prior year due to a significant number of Shareholder and board activities. There was also a decrease in debt issuance costs of $613,244. Debt issuance costs were $Nil for the year ended May 31, 2011, compared to $613,244 for the year ended May 31, 2010. This reduction corresponds to our reduction in debt. Accounting and legal expenses decreased by $119,678. Accounting and legal expenses totaled $1,655,679 for the year ended May 31, 2011, compared to $1,775,357 for the year ended May 31, 2010.

The net loss and comprehensive loss for the year ended May 31, 2011, was $(3,937,326) or $(0.03) per basic and diluted share compared to a net loss and comprehensive loss of $(26,982,082) or $(0.25) per basic and diluted share for the year ended May 31, 2010.

Year Ended May 31, 2010, Compared to Year Ended May 31, 2009 (both originally prepared in accordance with generally accepted accounting principles in Canada)

For our 2010 fiscal year, our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in United States dollars unless otherwise indicated. Our operating results reflect ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

Metal sales were $27,542,935 and cost of sales was $(16,237,588) during the year ended May 31, 2010. Prior to the attainment of commercial production, all revenue and operating costs associated with the commissioning of the mill

Form 20-F_Fiscal Year Ended 2012 May 31	Page 50

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 51

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

5. B.	Liquidity and Capital Resources

May 31, 2012 Compared with May 31, 2011

During the year ended May 31, 2012 gold equivalent production at 69,503 ounces represented an increase of 23% compared to fiscal 2011; meanwhile gold equivalent sold at 62,870 ounces represented an increase of 15% compared to the same period. Although this improvement in production and sales increased the level of revenue and profits of the Company by 32% and 683%, respectively, and generated a positive cash flow from operations of $21.9 million, the capital requirements for different projects, like the expansion of the capacity of Molejon Gold Plant, the pre-stripping activities, the on/off leach operation, and the acquisition of Iberian Resources Corp., produced the application of the positive cash flow derived from operations. Although these capital requirements, as of the end of fiscal 2012 cash position at $12 million stayed at similar levels as at the end of fiscal 2011, showing the ability of the Company to increase production, continue developing the Molejon Mine and increasing its production capacity, using both sources of capital, cash flow from operations and financing.

During the fourth quarter of fiscal 2012, the Company entered into two new transactions with Deutsche Bank. On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement for proceeds of CAD$6,000,000. On the same date, the Company entered into a Forward Silver Purchase Agreement in amount of $11,300,000 (see Notes 15 and 17, respectively, to the Consolidated Financial Statements for the year ended on May 31, 2012).

Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year. Although there was a 75% increase in the working capital deficiency during fiscal 2012, the Company managed this increase in the deficiency in its working capital needs through short term financing borrowed from financial institutions in Panama and long term financing entered with Deutsche Bank as mentioned above.

Total assets of the Company as of May 31, 2012 increased by 45% compared to those at the end of fiscal 2011, while total liabilities of the Company as of May 31, 2012 increased by 10% compared to May 31, 2011. As at May 31, 2012, the Company’s equity was at $55.9 million, 438% higher than that as at the end of fiscal year 2011. This increase is derived from the acquisition of Iberian Resources Corp (see Note 11 to the audited consolidated financial statements for the year ended May 31, 2012) as well as the net income of $22.4 million earned during the year ended May 31, 2012.

Net cash flow from operations during the year ended May 31, 2012 amounted to $21.9 million. This compares to a net cash outflow from operations of $0.9 million during fiscal 2011, before considering the inflow in amount of $45 million from the presale of gold in accordance with the forward gold purchase agreement signed with Deutsche Bank during the year ended May 31, 2011.

As of May 31, 2012, the Company has accumulated a deficit of $(122,969,497) (May 31, 2011 - $(148,563,397)). However, during the year ended May 31, 2012, the Company has earned a net income of $22.4 million. This represents an increase in net income of $26.2 million compared to the net loss of $(3.8) million for the year ended May 31, 2011. This significant improvement was derived mainly from an increase of $14.9 million in the operating margin, a decrease of $0.2 million in the expenses of the Company, an increase in finance expense of $1.6 million and an increase in non-operating income (expenses) of $12.7 million.

The increase in finance expense is derived mainly from the financing related to the acquisition of heavy mining equipment by PDI through leases obligations and the expansion capacity of the Molejon Plant by Petaquilla Gold SA, both Panamanian subsidiaries.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 52

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

Management believes that based on the Company’s planned fiscal 2013 projections, including the expected grow for gold prices, the Company has sufficient cash flow to operate for the next twelve months.

May 31, 2011, Compared with June 1, 2010

As at May 31, 2011, our financial situation improved significantly as compared to June 1, 2010. Cash on hand plus short and long term investments increased by $1,287,143 to $5,912,792 at May 31, 2011, compared to $4,625,649 as at June 1, 2010. This represents an increase of 28% in our cash position. In addition, our liquidity ratio as at May 31, 2011, improved significantly compared to June 1, 2010, resulting in a reduction in working capital deficiency of $65,767,949. As at May 31, 2011, our working capital deficit was $23,848,920 compared to $89,616,869 as at June 1, 2010, representing a reduction of 73% in our working capital deficiency. Working capital is defined as current assets less current liabilities and provides a measure of our ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

Our total liabilities as at May 31, 2011, increased by $2,830,424 to $118,334,905 compared to $115,504,481 as at June 1, 2010. This represents a 2.5% increase in our obligations. Further, as at May 31, 2011, our total assets increased $38,475,213 to $128,733,415, compared to $90,258,202 as at June 1, 2010, representing a 43% increase. Shareholders’ equity (deficiency), as at May 31, 2011, increased 141% to $10,398,510 compared to a shareholders’ equity (deficiency) of $(25,246,279) as at June 1, 2010. This significant improvement in terms of equity was due to the completion of our private placement offering and the exercise of warrants and options during the year ended May 31, 2011, partially offset by the net comprehensive loss of $3,393,944 for the year ended May 31, 2011.

As at May 31, 2011, we had $3,124,437 outstanding in secured notes (“Notes”) and $3,970,105 outstanding in convertible secured notes (“Convertible Notes”). The Notes bore interest at an annual rate of 15% and had maturity dates five years from the dates of issuance (May 21, 2008, July 9, 2008, and October 3, 2008) with a 20% premium on principal to be paid at maturity. The Convertible Notes bore interest at an annual rate of 15% and were originally written to mature two years from the date of issuance (March 25, 2009) at 110% of the principal.

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

Our operating cash flow and profitability are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labor risk, the risk of business disruption due to environmentalist activities and political risk. We seek to manage the risks associated with our business; however, many of the factors affecting these risks are beyond our control.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 53

as well as each quarter in fiscals 2011 and 2012:

	Q4	Q3	Q2	Q1	Total	Total
	2011	2011	2011	2011	2011	2010 (**)
Gold mined – ounces	25,302	18,566	24,330	17,963	86,161	33,832
Gold stockpiled – ounces (*)	25,088	14,618	9,803	7,216	25,088	2,823
Gold produced – ounces	16,735	12,825	15,268	10,738	55,566	27,914
Gold equivalent produced –
ounces	17,240	13,020	15,451	10,864	56,575	28,240
Gold equivalent sold – ounces	14,843	14,064	13,320	12,390	54,617	24,513
Average realized gold price
($ per ounce)	$1,472	$1,377	$1,328	$1,206	$1,348	$1,115
Cash cost per ounce of gold sold ($ per ounce)	$525	$627	$640	$729	$625	$590
(*) Total ounces of gold stockpiled as at the end of each period.

(**) Financial information has been prepared in accordance with Canadian GAAP.

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	2012
Gold mined – ounces	31,590	36,304	37,056	33,203	138,153
Gold stockpiled – ounces (*)	95,897	84,572	63,878	43,213	95,897
Gold produced – ounces	17,725	14,163	18,100	18,014	68,002
Gold equivalent produced – ounces	18,122	14,427	18,496	18,458	69,503
Gold equivalent sold - ounces	15,546	13,040	16,297	17,987	62,870
Average realized gold price ($ per ounce)	$1,617	$1,622	$1,717	$1,600	$1,640
Cash cost per ounce of gold sold ($ per ounce)	$612	$616	$546	$537	$574
(*) Total ounces of gold stockpiled as at the end of each period.

Overall, the above reflects an upward trend in gold production annually and generally unstable global economic conditions, especially in the United States and Europe, have driven the rising global demand for gold.

Over the past few years, average gold prices have increased and, as global economic and other market conditions remain uncertain, market experts have forecasted strong gold prices through 2012/2013; however, there is uncertainty as to how long the trend will continue.

The monthly average gold price during our fiscal 2012 year equaled $1,666.

5. E.	Off-Balance Sheet Arrangements

Form 20-F_Fiscal Year Ended 2012 May 31	Page 54

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5. F.	Tabular Disclosure of Contractual Obligations

Commitments

As at May 31, 2012, we had the following contractual obligations:

					More than 5
	Less than 1 Year	2 Years	3 Years	4 - 5 Years	Years	Total
	($)	($)	($)	($)	($)	($)
Accounts payable and accrued liabilities	44,211,407	-	-	-	-	44,211,407
Office lease	81,937	31,659	7,915	-	-	121,511
Obligation under financing lease	3,188,555	3,188,555	3,188,555	3,679,923	-	13,245,588
Long-term debt	4,867,678	540,699	531,858	456,320	-	6,396,555
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	-	-	4,320,000
Community support obligation (1)	-	-	-	2,880,000	-	2,880,000
Closure and reclamation obligation	5,000	5,000	105,000	1,069,663	9,431,381	10,616,044
Total	53,794,577	5,205,913	5,273,328	8,085,906	9,431,381	81,791,105
(1)

We have committed to funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property for a contractual term ending in fiscal 2016. Thereafter, we have committed to funding a similar amount for the life of the Molejon mine.

Further, pursuant to the Forward Gold Purchase Agreement effected August 17, 2010, as amended on September 23, 2010, we have an obligation to Deutsche Bank AG, London Branch, to provide them with a specified number of ounces of gold in the future. The following table summarizes our future gold delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2016	Total ounces of gold
Total delivery requirements for fiscal year 2013	17,820
Total delivery requirements for fiscal year 2014	17,235
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	3,600

Pursuant to the Forward Silver Purchase Agreement effected February 24, 2012, as amended on March 14, 2012, we have an obligation to Deutsche Bank AG, London Branch, to provide them with a specified number of ounces of silver in the future. The following table summarizes our future silver delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2017	Total ounces of silver
Total delivery requirements for fiscal year 2013	146,900
Total delivery requirements for fiscal year 2014	175,400
Total delivery requirements for fiscal year 2015	125,600
Total delivery requirements for fiscal year 2016	48,800
Total delivery requirements for fiscal year 2017	12,600

Form 20-F_Fiscal Year Ended 2012 May 31	Page 55

Long-Term Debt

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Bank loans	4,340,745	2,276,233	115,700
Finance lease obligations	1,023,090	5,319,036	4,576,261
Convertible loan	5,079,415	-	-
Secured notes due to related parties	-	3,124,437	20,672,235
Secured notes due to third parties	-	-	5,974,396
Convertible secured notes due to related parties	-	3,970,105	44,653,602
Convertible secured notes due to third parties	-	-	440,482
	10,443,250	14,689,811	76,432,676
Less: Current portion
Bank loans	(4,332,315)	(435,733)	(35,465)
Finance lease obligations	(221,340)	(1,468,561)	(4,136,032)
Convertible loan	(373,987)	-	-
Secured notes	-	(217,984)	(26,646,631)
Convertible secured notes	-	(276,983)	(45,094,084)
	(4,927,642)	(2,399,261)	(75,912,212)
	5,515,608	12,290,550	520,464

	Finance lease
	obligations	Bank loans
	($)	($)
Balance at June 1, 2010	4,576,261	115,700
New facilities during the year	4,848,492	2,235,520
Principal payments	(4,105,717)	(74,990)
Balance at May 31, 2011	5,319,036	2,276,230
Transferred to liabilities held for distribution to owners	(10,610,418)	(1,824,465)
New facilities during the year	9,471,104	4,371,462
Principal payments	(3,156,632)	(482,482)

Balance at May 31, 2012	1,023,090	4,340,745

Bank Loans

During the year ended May 31, 2010, the Company entered into a $115,700 bank loan for the purchase of vehicles which is due in May 2013. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, is repayable at $3,733 per month including annual interest of 10%.

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary Panama Desarrollo de Infraestructuras, S.A. (“PDI S.A.”), of which $2.2 million was drawn in 2011. As of May 31, 2102, the loan has been fully utilized (May 31, 2011 - $0.1 million). Total principal and interest payments on these leases for the year amount to $0.4 million and $0.1 million, respectively. The loan is collateralized by a $2.3 million cash term deposit

Form 20-F_Fiscal Year Ended 2012 May 31	Page 56

that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of May 31, 2012, the outstanding obligation relating to this facility is $1.8 million (May 31, 2011 - $2.1 million).

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility will be used for the acquisition of heavy equipment by Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility will accrue interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment will serve as collateral throughout the term of the facility (four years) and will be registered with the Public Registry of the Republic of Panama. As of May 31, 2012, $2.3 million of this facility has been drawn and is outstanding, while $4.6 million of the facility remains available.

During the year ended May 31, 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility will accrue interest of 7.75% per annum and the term of each loan within the credit facility will be 180 days. At May 31, 2012, the outstanding obligation relating to this facility is $2 million (May 31, 2011 - $nil).

Finance Lease Obligations

During the year ended May 31, 2011, the Company through its subsidiary PDI S.A., entered into two finance leases through a credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases will accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $0.9 million and $0.3 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $3.8 million (May 31, 2011 - $4.7 million).

During the year ended May 31, 2012, the Company through its subsidiary PDI S.A., entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases will accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $0.6 million and $0.2 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $4.4 million (May 31, 2011 - $nil). As a condition of the leases, the equipment will serve as collateral throughout the term of the lease and will be registered with the Public Registry of the Republic of Panama. At May 31, 2012 the credit line has been fully utilized (May 31, 2011 - $5 million).

Also during the year, the Company through its subsidiaries Petaquilla Gold S.A. and PDI S.A., entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million. These leases will accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $1.1 million and $0.1 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $3.4 million (May 31, 2011 - $nil). As of May 31, 2012, deposits have been set up for an additional $4,997,526 (May 31, 2011 -$3,509,817, June 1, 2010 - $816,461) in equipment purchases.

Convertible Loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the convertible loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The convertible loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share of CAD $0.6121, which was calculated based on the five-day volume weighted average share price of the Company’s common shares on March 14, 2012.

As the convertible loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, Financial Instruments – Presentation, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model with the following assumptions:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 57

Expected dividend yield	Nil
Expected stock price volatility	85.22%
Risk-free interest rate	1.52%
Expected life of options	3.95 years

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. $43,679 of the costs attributable to the conversion option was included within Finance expenses in the Company’s statement of operations and comprehensive income (loss).

$3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition. The loan is carried at amortized cost and is being accreted to its maturity value based on an effective interest rate of 26.6%.

As at May 31, 2012, the fair value of the conversion feature is determined to be $2,044,932 resulting in a gain of $866,963.

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

Secured Notes

During the years ended May 31, 2008 and 2009, the Company issued 60,000 secured notes (the “Notes”) with an aggregate principal amount of $60,000,000. The notes bear interest at an annual rate of 15%. Each Note has 382 share purchase warrants attached which entitle the holder to purchase one common share for each warrant at CAD$0.65 for the warrant period ending May 21, 2013.

On October 1, 2008, the Company issued an additional 20,000 Notes under the indenture for net proceeds of $15,874,958. These Notes contained the same terms and conditions as the previous issue under the indenture with the exception of share purchase warrants attached. These Notes did not include any warrants.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time for 120% of the principal amount plus any accrued or unpaid interest on the Notes.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability at fair-value-through-profit and loss.

On March 14, 2012, the Company redeemed all outstanding notes for $3,204,099. The notes were valued at $3,220,319 on the date, resulting in accounting gain of $16,220 on redemption.

Convertible Secured Notes

On March 25, 2009, the Company issued $40 million of convertible secured notes (“Convertible Notes”). The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Company has the right to redeem the Convertible Notes at any time for 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into one common share at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability at fair-value-through-profit and loss.

On March 14, 2012, the Company redeemed all outstanding Convertible Notes for $4,071,316. The notes were valued at $4,091,926 on the date, resulting in accounting gain of $20,610 on redemption.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 58

Community Support Obligation

Upon adoption of IFRS at June 1, 2010, the Company has determined it has a constructive obligation with respect to future community support payments. The Company has recognized a liability for the present value of the estimated future payments and will recognize accretion expense due to the passage of time.

	May 31,	May 31,	June 1,
	2012	2011	2010
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	-	-
Average of 5 year rate and 7 year rate	-	2.03%	-
7 year rate	-	-	2.74%
Monthly payments	$120,000	$120,000	$100,000
Length of term	June 1, 2012 to	June 1, 2011 to	June 1, 2010 to
	May 31, 2017	May 31, 2017	May 31, 2017

A reconciliation of the community service obligation is as follows:

($)
Balance at June 1, 2010	7,635,659
Accretion expense included in finance costs	196,679
Payment of obligation	(1,200,000)
Revision in estimates and liabilities incurred	1,495,751

Balance at May 31, 2011	8,128,089
Accretion expense included in finance costs	111,922
Payment of obligation	(1,440,000)
Revision in estimates and liabilities incurred	278,781

Balance at May 31, 2012	7,078,792

Asset Retirement Obligation

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $11,062,579 at May 31, 2012, which reflects payments that are expected to be made during fiscal 2016 and 2017 (the present value at May 31, 2011 was $9,630,851).

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $12,037,968 at May 31, 2012 (May 31, 2011 - $11,788,652). An inflation rate assumption of 1.96% has been used to estimate future costs (2011 – 1.91%; 2010 – 1.69%). A discount rate of 1.31% (2011 – 2.71%; 2010 – 2.74%) was used in determining present value at May 31, 2012. Accretion expense of $212,375 has been charged to the consolidated statement of operations and comprehensive income for the year ended May 31, 2012 (May 31, 2011 - $133,632) to reflect an increase in the carrying amount of the obligations. A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2010	4,816,121
Accretion expense included in finance costs	133,632
Change in provision	4,777,030
Revision in estimates	(95,932)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 59

Balance at May 31, 2011	9,630,851
Accretion expense included in finance costs	212,375
Change in provision	409,407
Revision in estimates	809,946

Balance at May 31, 2012	11,062,579

5. G.	Safe Harbour

The safe harbour provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbours”) apply to forward-looking information provided pursuant to Item 5.E. and Item 5.F. above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A.	Directors and Senior Management

The following information regarding our directors and members of senior management, including names, business experience, offices held and outside principal business activities, are at May 31, 2012:

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

Richard Fifer

Mr. Richard Fifer (born January 23, 1957) is a Panamanian citizen and a U.S.-trained geologist. He has served on our Board of Directors from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present and as our Executive Chairman of the Board of Directors from September 1, 2010, to the present. In addition, he served as our Chief Executive Officer from December 14, 2004, to March 23, 2005, and from April 14, 2007, to September 15, 2009. In 2006, he co-founded Petaquilla Copper Ltd and served as its Chief Executive Officer until the company was sold in 2008. Under the Ministry of Foreign Affairs Panama, he served as Plenipotentiary Ambassador for Special Missions of the Republic of Panama from March 2002 to September 2003. He also served as Governor of the Province of Cocle, Panama, and as National Security Advisor to the Republic of Panama from September 1999 to January 2002. He is a former Chairman and President of Corporación de Desarrollo Minero (Codemin), Panama's state mining company. Since 1994, he has been President of Geoinfo, S.A., a Panamanian company that provides geographic mapping technology and solutions. Mr. Fifer holds degrees in Geology from the University of Utah, in Geophysical Engineering Studies from Rice University and in Advanced Finance Studies from Tulane University. He is a geologist by training.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 60

David Kaplan

Mr. David Kaplan (born April 28, 1970) was appointed to our Board of Directors on November 6, 2009, and as our Corporate Secretary on December 22, 2009. He has served on the Board of Directors of Coronet Metals Inc., a mineral exploration firm, since June 1, 2011. He is presently co-head of Lascaux Resource Capital, an asset management company focused on metals and mining. He is a former key member of LIM Advisors LLC, a multi-strategy investment group, where he managed a portfolio of metal and energy futures and securities for a commodity hedge fund. He is a also a former Vice-President of Gerald Metals Inc., financial analyst and trader with Glencore Ltd., and graduate of the Wharton School of the University of Pennsylvania.

Pedro Pablo Permuy

Mr. Pedro Pablo Permuy (born November 18, 1964) was appointed to our Board of Directors on January 18, 2012. He is Senior Vice President - Government Relations and Communications of the ABSi Corporation, a company which provides information technology solutions and consulting services, and a member of its executive management team responsible for all federal, state and local governmental relations, and public relations and communications programs and initiatives of the company and its subsidiaries. He also manages business development efforts, laying essential groundwork with renewable energy project sponsors, stakeholders, private and public partners and parties interested in deal and project development.

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

Lázaro Rodriguez

Mr. Lázaro Rodriguez (born March 9, 1971) was appointed our Chief Operating Officer on April 8, 2010, after having served as our Vice President of Security (2007) and Vice President of Operations (2008-2010). Prior to joining us, Mr. Rodriguez was president and general manager of a physical security company and director and general manager of a voice, data, and video wireless network implementation company, both in Panama. He has also served as an external advisor to the National Council for Public Security and National Defense (Panama) responsible for strategy in the areas of public safety and maritime security. This followed Mr. Rodriguez’s position as Commander of the Special Operations Unit in Panama’s National Maritime Service, where he was responsible for the planning, development and execution of rescue operations, anti-drug trafficking campaigns and research.

Andrew J. Ramcharan

Dr. Andrew J. Ramcharan (born March 29, 1972) was appointed our Executive Vice President – Corporate Development on May 7, 2012. He was formerly with IAMGOLD Corporation as Manager – Corporate Development (M&A), with SRK Consulting as Manager Technical Services, and with Resource Capital Funds as a geological /

Form 20-F_Fiscal Year Ended 2012 May 31	Page 61

mining analyst. Dr. Ramcharan is a graduate of the Colorado School of Mines, the University of Loeben, and Harvard University’s Continuing Education program. He is a Professional Engineer, a Qualified Person and an expert on National Instrument 43-101 with his Ph D. thesis on global reporting codes.

No family relationships exist between our directors and members of senior management. We have no arrangements or understandings with any major shareholder, customer, supplier or other, pursuant to which any such individual has been selected as a director or member of senior management.

6. B.	Compensation

During the fiscal year ended May 31, 2012, we paid cash compensation to our directors and officers as described below. No other funds were set aside or accrued by us during the fiscal year ended May 31, 2012, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws. We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and executive officers. The following fairly reflects all material information regarding compensation paid to our directors and executive officers and disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Directors and Officers

The following table sets forth all annual and long-term compensation for services provided to us during the fiscal year ended May 31, 2012, by individuals who were our directors and executive officers as at May 31, 2012:

Short Term Compensation		Long Term Compensation
				Awards		Payouts

Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Common Shares Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	Long- Term Incentive Plans ($)	All Other Compen- sation ($)

Rodrigo Esquivel President	$240,000	nil	nil	nil	n/a	n/a	nil

Raul Ferrer Director	$67,000	nil	nil	nil	n/a	n/a	nil

Richard Fifer Director, Executive Chairman of the Board of Directors	$744,000	50,000	nil	nil	n/a	n/a	nil

David Kaplan Director, Corporate Secretary	$35,000	nil	nil	nil	n/a	n/a	nil

Pedro Pablo Permuy Director	$54,203	nil	nil	350,000	n/a	n/a	nil

Joao Manuel Chief Executive Officer	$480,000(1)	nil	nil	250,000	n/a	n/a	nil

Andrew Ramcharan (2) Executive Vice President, Corporate Development	$12,273(1)	nil	nil	500,000	n/a	n/a	nil

Lazaro Rodriguez Chief Operating Officer	$120,000	nil	nil	150,000	n/a	n/a	nil

Ezequiel Sirotinsky Chief Financial Officer	$153,000	21,600	nil	50,000	n/a	n/a	nil

Form 20-F_Fiscal Year Ended 2012 May 31	Page 62

Short Term Compensation		Long Term Compensation
				Awards		Payouts

Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Common Shares Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	Long- Term Incentive Plans ($)	All Other Compen- sation ($)

(1)	Amount shown is in Canadian dollars
(2)	Appointed May 7, 2012

Option Grants to Directors and Officers During Fiscal Year Ended May 31, 2012

The table below sets forth stock options granted by us during the year ended May 31, 2012, to our then directors and officers.

Name	Common Shares Under Options Granted	% of Total Options Granted in Fiscal Year (2)	Exercise Price or Base Price ($/Share) (3)	Market Value of Common Shares Underlying Options on Date of Grant	Expiration Date
	(#)(1)		(CAD$)	($/Share)
Rodrigo Esquivel	nil	n/a	n/a	n/a	n/a
Raul Ferrer	nil	n/a	n/a	n/a	n/a
Richard Fifer	nil	n/a	n/a	n/a	n/a
David Kaplan	nil	n/a	n/a	n/a	n/a
Pedro Pablo Permuy	350,000	22.95%	$0.34	nil	May 8, 2017
Joao Manuel	250,000	16.39%	$0.34	nil	May 8, 2017
Andrew Ramcharan	500,000	32.79%	$0.34	nil	May 8, 2017
Lazaro Rodriguez	150,000	9.84%	$0.34	nil	May 8, 2017
Ezequiel Sirotinsky	50,000	3.28%	$0.34	nil	May 8, 2017
(1)	All stock options vest over a period of 21 months
(2)	Percentage of all stock options granted during the year ended May 31, 2012.
(3)	The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price for the five trading days immediately preceding the date of the stock option grant.

Options Acquired Upon Acquisition of Iberian Resources Corp. During Fiscal Year Ended May 31, 2012

The table below sets forth stock options acquired by our company on September 1, 2011, upon the acquisition of Iberian Resources Corp. as had been previously granted by Iberian to individuals who also served as our directors and officers as at May 31, 2012.

Name	Common Shares Under Options Granted	Exercise Price or Base Price ($/Share) (1)	Expiration Date
	(#)	($)
Rodrigo Esquivel	51,392	$0.60	January 20, 2013
Gold Consulting, S.A. (2)	51,392	$0.60	January 20, 2013
Joao Manuel	51,392	$0.60	January 20, 2013
Rodrigo Esquivel	100,000	$0.14	May 6, 2013

Form 20-F_Fiscal Year Ended 2012 May 31	Page 63

Gold Consulting, S.A. (2)	400,000	$0.14	May 6, 2013
David Kaplan	100,000	$0.14	May 6, 2013
Joao Manuel	100,000	$0.14	May 6, 2013
Pedro Pablo Permuy	100,000	$0.14	May 6, 2013
Gold Consulting, S.A. (2)	67,929	$0.14	June 1, 2013
Joao Manuel	67,929	$0.14	June 1, 2013
Rodrigo Esquivel	212,023	$0.10(3)	February 28, 2016
Gold Consulting, S.A. (2)	212,023	$0.10(3)	February 28, 2016
Joao Manuel	212,023	$0.10(3)	February 28, 2016

(1)	Amount shown is in United States dollars unless otherwise indicated
(2)	Beneficially held by Richard Fifer
(3)	Amount shown is in Canadian dollars

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the year ended May 31, 2012, by our directors and executive officers and the value of unexercised options as of May 31, 2012:

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized(1) (CAD$)	Unexercised Options at Fiscal Year-End (#)(2) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End ($)(2) (3) Exercisable/ Unexercisable

Rodrigo Esquivel	nil	nil	400,000 / 0	72,000 / 0
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	37,500 / 12,500	nil / nil
	nil	nil	51,392 / 0	nil / nil
	nil	nil	100,000 / 0	27,408 / 0 (4)
	nil	nil	212,023 / 0	65,727 / 0

Raul Ferrer	nil	nil	400,000 / 0	72,000 / 0
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	37,500 / 12,500	nil / nil

Richard Fifer	nil	nil	600,000 / 0	108,000 / 0
	nil	nil	100,000 / 0	nil / nil
	nil	nil	100,000 / 0	nil / nil
	nil	nil	350,000 / 0	nil / nil
	nil	nil	350,000 / 50,000	nil / nil
	nil	nil	37,500 / 12,500	nil / nil
	nil	nil	51,392 / 0	nil / nil
	nil	nil	400,000 / 0	109,631 / 0 (4)
	nil	nil	67,929 / 0	18,618 / 0 (4)
	nil	nil	212,023 / 0	65,727 / 0

David Kaplan	nil	nil	400,000 / 0	72,000 / 0
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	37,500 / 12,500	nil / nil
	nil	nil	100,000 / 0	27,408 / 0 (4)

Pedro Pablo Permuy	nil	nil	87,500 / 12,500	nil / nil
	nil	nil	0 / 350,000	nil /24,500
	nil	nil	100,000 / 0	27,408 / 0 (4)

Joao Manuel	nil	nil	300,000 / 0	nil / nil
	50,000	24,000	300,000 / 0	54,000/ nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	37,500 / 12,500	nil / nil
	nil	nil	0 / 250,000	nil /17,500
	nil	nil	51,392 / 0	nil / nil

Form 20-F_Fiscal Year Ended 2012 May 31	Page 64

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (1) (CAD$)	Unexercised Options at Fiscal Year-End (#)(2) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End ($)(2) (3) Exercisable/ Unexercisable
	nil	nil	100,000 / 0	27,408 / 0 (4)
	nil	nil	67,929 / 0	18,618 / 0 (4)
	50,000	29,000	162,023 / 0	65,727 / 0

Andrew Ramcharan	nil	nil	0 / 500,000	nil /35,000

Lazaro Rodriguez	nil	nil	50,000 / 0	nil / nil
	nil	nil	25,000 / 0	nil / nil
	nil	nil	25,000 / 0	nil / nil
	nil	nil	0 / 150,000	nil /10,500

Ezequiel Sirotinsky	nil	nil	87,500 / 12,500	nil / nil
	nil	nil	21,875 / 3,125	nil / nil
	nil	nil	21,875 / 3,125	nil / nil
	nil	nil	0 / 50,000	nil /3,500

(1)

Aggregate value realized calculated using the closing price of our common shares on the Toronto Stock Exchange on date of exercise less exercise price of stock options exercised multiplied by number of options exercised. Amount shown is in Canadian dollars.

(2)	The figures relate solely to stock options.
(3)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the Toronto Stock Exchange on May 31, 2012, which was $0.41, less the exercise price of in-the-money stock options, is shown in Canadian dollars.

(4)

Value of unexercised in-the-money options that bear United States dollar exercise prices have had the exercise price converted to Canadian dollars at an exchange rate of US$1 = CAD$1.03, the conversion rate as at May 31, 2012, for the purpose of this calculation.

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

Directors

With the exception of directors whom also serve as officers, we have arrangements in place in which directors are entitled to receive an attendance fee of $1,000 per meeting of our Board of Directors and an attendance fee of $800 per committee meeting during our most recently completed financial year and subsequently up to and including the date of this Annual Report. In addition, directors are entitled to reimbursement of actual expenses incurred in the performance of their duties as directors.

Further, with the exception of directors whom also serve as officers, directors are entitled to an annual retainer of $24,000.

6. C.	Board Practices

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

During the year ended May 31, 2012, we did not nor did any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 65

From November 6, 2009, to March 12, 2012, our Audit Committee consisted of Raul Ferrer, David Kaplan and David Levy. On January 18, 2012, Pedro Pablo Permuy was added to our Audit Committee and David Levy was removed on March 12, 2012. Each Audit Committee member is financially literate and is appointed by our board of directors to hold office until removed by our board of directors or until our next annual general meeting, at which time the appointments expire and such individuals are eligible for re-appointment. The Audit Committee reviews our interim financial statements and annual audited consolidated financial statements, liaises with our auditors, and recommends to our board of directors whether or not to approve such financial statements. Our Audit Committee must convene a meeting to consider any matters our auditor believes should be brought to the attention of our board of directors or our shareholders.

Our Audit Committee operates pursuant to a charter adopted by our board of directors. Our Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

From November 6, 2009, to date, our Compensation Committee has consisted of Raul Ferrer, Richard Fifer and David Kaplan. The Compensation Committee is appointed by our board of directors and is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for board members, committee members and our senior officers. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans, recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Since November 6, 2009, our Corporate Governance Committee has consisted of Raul Ferrer, Richard Fifer and David Kaplan with David Kaplan acting as coordinator for meetings of the Corporate Governance Committee. The primary function of our corporate governance committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach.

6.D.	Employees

As at May 31, 2012, we had 2 staff working at our principal office located in Vancouver, Canada; we had one permanent employee and one contract staff member working at our office located in Toronto, Canada, one employee in Spain, two employees in Portugal and approximately 1,250 employees at our various locations in Panama. Our office in Panama City had approximately 30 permanent employees and 9 professional services contracts in force, in the administration, presidency, accounting, investor relations, logistics, legal and IT departments. Our geological exploration team in Petaquilla Minerals, S.A., including administration, digitalization, laboratory, maintenance, etc. staff contained approximately 150 team members and our Molejon gold plant site had approximately 360 employees. Our infrastructure division, Panama Desarrollo de Infraestructuras, S.A. had approximately 700 employees.

Our subsidiary company, Petaquilla Gold, S.A. has a labour contract with union employees at our Molejon gold plant. A single union, Sindicato de los Trabajadores de las Empresas Mineras Petaquilla, negotiates the labor contract on our workers’ behalf. We have not experienced any disruptions of our operations as a result of any labor disagreements to date.

6.E.	Share Ownership

As at August 27, 2012, the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 66

Name	Number of Common Shares Held at August 27, 2012	Number of Common Shares Subject to Options or Warrants at August 27, 2012	Beneficial Percentage Ownership (1)	Exercise Price (CAD$) (2)	Expiry Date
		400,000		$0.23	November 18, 2014
		50,000		$0.87	January 5, 2015
		50,000		$0.57	March 25, 2015
Rodrigo Esquivel	nil	50,000	*	$1.11	December 21, 2015
		51,392		$0.60 (3)	January 20, 2013
		100,000		$0.14 (3)	May 6, 2013
		212,023		$0.10	February 28, 2016

		400,000		$0.23	November 18, 2014
		50,000		$0.87	January 5, 2015
Raul Ferrer	nil	50,000	*	$0.57	March 25, 2015
		50,000		$1.11	December 21, 2015

		600,000		$0.23	November 18, 2014
		100,000		$0.87	January 5, 2015
		100,000		$0.57	March 25, 2015
		350,000		$0.53	April 30, 2015
Richard Fifer	4,369,283	400,000	2.99%	$0.75	November 1, 2015
		50,000		$1.11	December 21, 2015
		400,000		$0.14 (3)	May 6, 2013
		67,929		$0.14 (3)	June 1, 2013
		51,392		$0.60 (3)	January 20, 2013
		212,023		$0.10	February 28, 2016

		400,000		$0.23	November 18, 2014
		50,000		$0.87	January 5, 2015
David Kaplan	445,716	50,000	*	$0.57	March 25, 2015
		50,000		$1.11	December 21, 2015
		100,000		$0.14 (3)	May 6, 2013

		100,000		$0.75	November 1, 2015
Pedro Pablo Permuy	nil	350,000	*	$0.34	May 8, 2017
		100,000		$0.14 (3)	May 6, 2013

		300,000		$0.52	December 1, 2013
		300,000		$0.23	November 18, 2014
		50,000		$0.87	January 5, 2015
		50,000		$0.57	March 25, 2015
Joao Manuel	65,000	50,000	*	$1.11	December 21, 2015
		250,000		$0.34	May 8, 2017
		100,000		$0.14 (3)	May 6, 2013
		67,929		$0.14 (3)	June 1, 2013
		51,392		$0.60 (3)	January 20, 2013
		162,023		$0.10	February 28, 2016

Andrew Ramcharan	nil	500,000	*	$0.34	May 8, 2017

		25,000		$0.87	January 5, 2015
Lazaro Rodriguez	nil	25,000	*	$0.57	March 25, 2015
		150,000		$0.34	May 8, 2017

Ezequiel Sirotinsky	nil	100,000 25,000 25,000 50,000	*	$0.75 $1.00 $0.93 $0.34	November 1, 2015 November 29, 2015 April 6, 2016 May 8, 2017

(1)	Indicates less than 1%

Form 20-F_Fiscal Year Ended 2012 May 31	Page 67

(2)

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 27, 2012, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 221,863,781 common shares outstanding as of August 27, 2012.

(3)	Amount shown is in United States dollars

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A.	Major Shareholders

We are a publicly-held corporation with our shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, as at August 29, 2012, we have one shareholder who may beneficially own, directly or indirectly, or control more than 5% of our common shares, as follows:

(a)	On January 31, 2012, Sprott Inc. filed a Schedule 13G/A report with the SEC stating beneficial ownership of 15,489,442 of our common shares.

However, we have no knowledge of their ownership, directly or indirectly, as at September 11, 2012. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct

Form 20-F_Fiscal Year Ended 2012 May 31	Page 68

the disposition of any security.

As at August 29, 2012, there were 221,863,781 of our common shares issued and outstanding. Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at July 31, 2012, there were a total of 216 holders of our common shares, of which 45 were resident in Canada holding an aggregate 137,966,245 common shares, 117 were resident in the United States holding an aggregate 78,474,345 common shares and 54 holders holding an aggregate of 5,423,191 common shares were not resident in either Canada nor the United States. The shareholdings of United States holders represented approximately 35.37% of our total issued and outstanding common shares of 221,863,781 as at July 31, 2012.

To the extent known to our management, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. Further, we do not know of any arrangements that may, at a subsequent date, result in a change of control of our company.

Major shareholders do not have different voting rights from other shareholders.

7. B.	Related Party Transactions

We incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the years ended May 31, 2012, and 2011. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  We paid fees of $1,001,492 to a company controlled by the Executive Chairman during the year ended May 31, 2012 (May 31, 2011 - $929,000) for compensation related matters included within general and administrative expenses.

  We paid for goods and services provided to the Molejon mine of $598,663 during the year ended May 31, 2012 (May 31, 2011 - $228,965, respectively) to companies controlled by the Chairman.

  We paid fees of $50,000 during the year ended May 31, 2012 (year ended May 31, 2011 - $18,800) for services to a company controlled by a director included within general and administrative expenses.

  We paid legal fees of $218,267 (May 31, 2011 – nil) to a law firm where an officer is a partner and is included within general and administrative expenses.

  We paid fees of $191,741 (May 31, 2011 – nil) for services to a company which shares a common officer and which is included within general and administrative expenses.

  During the year ended May 31, 2012, we advanced $625,000 (2011 - $550,000) to Azuero Mining Development, S.A. (“Azuero”) (please refer to Note 10 of our consolidated financial statements for year ended May 31, 2012) for a total of $1,175,000 representing our 30% investment in Azuero as at May 31, 2012. By virtue of common directors, Azuero is a related party.

At May 31, 2012, $190,551 was owed to related parties (May 31, 2011 - $126,858).

Note 11 to the consolidated financial statements for our year ended May 31, 2012, provides a description of the Iberian asset acquisition. By virtue of common management and directors this is a related party transaction.

Other than the above transactions, there were no material transactions in the year ended May 31, 2012, or proposed material transactions between us or any of our subsidiaries and:

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 69

b.

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.

None of our officers or directors, or any associate of such person, was indebted to us at any time during the year ended May 31, 2012, or the year ended May 31, 2011.

7. C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

This Annual Report contains our consolidated financial statements for the years ended May 31, 2012, and May 31, 2011, which include an Independent Auditor’s Report of Registered Public Accounting Firm dated August 29, 2012, a Report of Independent Registered Public Accounting Firm dated August 29, 2012, Consolidated Statements of Operations and Comprehensive Income (Loss) for the Fiscal Periods ended May 31, 2012, and May 31, 2011, Consolidated Statements of Changes in Equity (Deficiency) for the years ended May 31, 2012, and May 31, 2011, Consolidated Statements of Cash Flows for the Years Ended May 31, 2012, and May 31, 2011, and Notes to the Consolidated Financial Statements.

Dividend Distributions

The timing, payment, form and amount of dividends paid on our common shares, if and when declared, is determined by our board of directors, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business matters as our board of directors considers relevant.

8.B.	Significant Changes

Subsequent to May 31, 2012, the following events took place:

(a)	A total of 150,000 options expired related to grants made in 2007.

(b)	We filed a notice with the Toronto Stock Exchange for, and received approval to make, a Normal Course Issuer Bid to purchase up to 17,000,000 of our common shares.

(c)

We announced our intention to offer on a private placement basis $210 million senior secured notes due in 2017. The net proceeds from this offering are to be used to finance capital expenditures related to our Lomero- Poyatos mine in Spain and Molejon mine in Panama, to fund a cash investment in our infrastructure subsidiary in connection with its spin-off, to terminate our obligations under our existing prepaid forward minerals contracts, to repay a portion of our existing indebtedness, for general and corporate purposes and to pay related fees and expenses.

(d)

On June 25, 2012, a new credit line facility was approved by Lafise Bank of Panama, SA for our infrastructure subsidiary in the amount of $1.1 million, repayable over a term of 36 months at an annual interest rate of 7% per annum. The proceeds of the facility will be used towards the purchase of mobile crusher equipment.

ITEM 9.	THE OFFER AND LISTING

9. A.	Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 70

		High (CAD$)	Low (CAD$)
August 2012		$0.40	$0.35
July 2012		$0.425	$0.355
June 2012		$0.445	$0.355
May 2012		$0.435	$0.30
April 2012		$0.455	$0.38
March 2012		$0.60	$0.435

June 1, 2012 – May 31, 2013
First Quarter	(June 1, 2012 – August 31, 2012)	$0.445	$0.35
		High (CAD$)	Low (CAD$)
June 1, 2011 – May 31, 2012		$0.94	$0.30
Fourth Quarter	(March 1, 2012 – May 31, 2012)	$0.60	$0.30
Third Quarter	(December 1, 2011 – February 28, 2012)	$0.72	$0.53
Second Quarter	(September 1, 2011 – November 30, 2011)	$0.94	$0.60
First Quarter	(June 1, 2011 – August 31, 2011)	$0.83	$0.59

June 1, 2010 – May 31, 2011		$1.36	$0.30
Fourth Quarter	(March 1, 2011 – May 31, 2011)	$1.15	$0.65
Third Quarter	(December 1, 2010 – February 28, 2011)	$1.36	$0.96
Second Quarter	(September 1, 2010 – November 30, 2010)	$1.22	$0.365
First Quarter	(June 1, 2010 – August 31, 2010)	$0.54	$0.30

June 1, 2009 – May 31, 2010		$0.98	$0.20
Fourth Quarter	(March 1, 2010 – May 31, 2010)	$0.70	$0.37
Third Quarter	(December 1, 2009 – February 28, 2010)	$0.98	$0.60
Second Quarter	(September 1, 2009 – November 30, 2009)	$0.62	$0.20
First Quarter	(June 1, 2009 – August 31, 2009)	$0.79	$0.45

June 1, 2008 – May 31, 2009		$1.98	$0.285
Fourth Quarter	(March 1, 2009 – May 31, 2009)	$0.73	$0.35
Third Quarter	(December 1, 2008 – February 28, 2009)	$0.61	$0.285
Second Quarter	(September 1, 2008 – November 30, 2008)	$1.30	$0.36
First Quarter	(June 1, 2008 – August 31, 2009)	$1.98	$0.93

May 1, 2008 – May 31, 2008		$2.32	$1.75

May 1, 2007 – April 30, 2008		$3.42	$1.87

The closing price of our common shares on the Toronto Stock Exchange on September 10, 2012, was CAD$0.62.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
August 2012	$0.409	$0.3551
July 2012	$0.42	$0.346

Form 20-F_Fiscal Year Ended 2012 May 31	Page 71

June 2012		$0.43	$0.3547
May 2012		$0.437	$0.2944
April 2012		$0.47	$0.3835
March 2012		$0.6051	$0.443

June 1, 2012 – May 31, 2013
First Quarter	(June 1, 2012 – August 31, 2012)	$0.43	$0.346

		High	Low
June 1, 2011 – May 31, 2012		$0.96	$0.2944
Fourth Quarter	(March 1, 2012 – May 31, 2012)	$0.6051	$0.2944
Third Quarter	(December 1, 2011 – February 28, 2012)	$0.7025	$0.51
Second Quarter	(September 1, 2011 – November 30, 2011)	$0.96	$0.56
First Quarter	(June 1, 2011 – August 31, 2011)	$0.8855	$0.60

June 1, 2010 – May 31, 2011		$1.29	$0.30
Fourth Quarter	(March 1, 2011 – May 31, 2011)	$1.17	$0.6968
Third Quarter	(December 1, 2010 – February 28, 2011)	$1.29	$0.99
Second Quarter	(September 1, 2010 – November 30, 2010)	$1.158	$0.37
First Quarter	(June 1, 2010 – August 31, 2010)	$0.4856	$0.30

June 1, 2009 – May 31, 2010		$0.94	$0.2099
Fourth Quarter	(March 1, 2010 – May 31, 2010)	$0.66	$0.39
Third Quarter	(December 1, 2009 – February 28, 2010)	$0.94	$0.571
Second Quarter	(September 1, 2009 – November 30, 2009)	$0.54	$0.2099
First Quarter	(June 1, 2009 – August 31, 2009)	$0.715	$0.4405

June 1, 2008 – May 31, 2009		$1.99	$0.272
Fourth Quarter	(March 1, 2009 – May 31, 2009)	$0.629	$0.2747
Third Quarter	(December 1, 2008 – February 28, 2009)	$0.5035	$0.272
Second Quarter	(September 1, 2008 – November 30, 2008)	$1.15	$0.305
First Quarter	(June 1, 2008 – August 31, 2009)	$1.99	$0.914

May 1, 2008 – May 31, 2008		$2.30	$1.82

May 1, 2007 – April 30, 2008		$3.3555	$1.95

The closing price of our common shares on the Over the Counter Bulletin Board on September 10, 2012, was $0.64.

9.B.	Plan of Distribution

Not applicable.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 72

9.C.	Markets

Our common shares traded on the Vancouver Stock Exchange from March 29, 1988, until August 21, 1998, when they were delisted from trading at our request. Our common shares have traded on the Toronto Stock Exchange since January 28, 1994. We trade our shares on the Toronto Stock Exchange under the trading symbol "PTQ". Our common shares traded on the NASDAQ Small Cap Market from February 5, 1996, until April 12, 1999, when they were delisted for failure to meet minimum bid requirements and began to be quoted on the Over the Counter Bulletin Board on April 13, 1999. Our shares are quoted on the Over the Counter Bulletin Board under the trading symbol "PTQMF". We commenced trading on the Frankfurt Stock Exchange under the trading symbol “P7Z” on October 24, 2005.

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

(ii)	any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

(iii)	any contract by a director to subscribe for or underwrite shares or debentures to be issued by us or our

Form 20-F_Fiscal Year Ended 2012 May 31	Page 73

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 74

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

Our Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd. are attached as Exhibit 1.A. to this Annual Report on Form 20-F.

Our Shareholder Rights Plan was filed with the SEC on September 9, 2011 as Exhibit 2.A. to our Annual Report on Form 20-F for the year ended May 31, 2011.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 75

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

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World

Form 20-F_Fiscal Year Ended 2012 May 31	Page 76

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada Revenue Agency and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 77

class of our shares and more than 50% of the fair market value of our shares are derived directly or indirectly from any one of, or any combination of, real or immoveable property situated in Canada, Canadian resource properties, timber resource properties or options in respect of any such properties. Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

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

Where a non-resident holder realizes a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a) the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada and are not a property that the individual was treated as having sold by reason of ceasing to be a resident of Canada, or are property substituted for property that was owned at that time, or

(b) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the year preceding the disposition.

Material United States Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares by a U.S. Holder (as hereinafter defined). This discussion is applicable only to U.S. Holders (i) who are residents of the United States for purposes of the current Treaty (as defined above in “—Material Canadian Federal Income Tax Consequences”), (ii) whose common shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Canada and (iii) who otherwise qualify for the full benefits of the Treaty. This discussion does not address all potentially relevant U.S. federal income tax matters and it does not cover any state, local or foreign tax consequences. Accordingly, U.S. Holders and prospective U.S. Holders are urged to consult their own tax advisors about the specific U.S. federal, U.S. state, U.S. local, and foreign tax consequences to them of acquiring, holding and disposing of our common shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and that are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

This summary does not address the tax consequences to U.S. Holders subject to specific provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, U.S. Holders that own or are deemed to own 10% or more of our voting

Form 20-F_Fiscal Year Ended 2012 May 31	Page 78

shares, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, partnerships or other pass-through entities for U.S. federal income tax purposes, shareholders that hold common shares as part of a straddle, hedging or conversion transaction and shareholders that acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders that own common shares as capital assets, within the meaning of Section 1221 of the Code. This summary does not address the consequences of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

Distributions on Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company”, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares generally are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe we may be eligible for the benefits of the Treaty. However, non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders and prospective U.S. Holders should consult their own tax advisors regarding the application of this legislation to their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid in Canadian dollars or any other foreign currency will equal the U.S. dollar value of such foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, the U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Disposition of Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the U.S. Holder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are held for more than one year. Deductions for capital losses are subject to significant limitations.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 79

Passive Foreign Investment Company

We have not determined whether or not we are a PFIC for the current tax year or any prior tax years. Since the determination of whether we are a PFIC is made annually, we may or may not be a PFIC in subsequent years due to changes in our assets and business operations. A U.S. Holder that holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules. The following is a discussion of these special rules as they apply to U.S. Holders of our common shares.

In general, a foreign corporation is a PFIC for any taxable year in which either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties, or (ii) 50% or more of the value (determined based on a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the common shares will be treated as excess distributions. Under these special tax rules, (1) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares, (2) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (3) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, U.S. Holders will be required to file IRS Form 8621 if they hold our common shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. No assurance can be given that the common shares will be “regularly traded” for purposes of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, it will include in each year that we are a PFIC as ordinary income the excess of the fair market value of its common shares at the end of the year over its adjusted tax basis in the common shares. A U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of its adjusted tax basis in the common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain such U.S. Holder recognizes upon the sale or other disposition of its common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in the common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability and advisability of the mark-to-market election.

Alternatively, a U.S. Holder can sometimes avoid the PFIC rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to U.S. Holders because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

Foreign Tax Credit

A U.S. Holder that pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Complex

Form 20-F_Fiscal Year Ended 2012 May 31	Page 80

limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income including “passive category income” and “general category income.” Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received by U.S. Holders on our common shares generally will be treated as “foreign source” and generally will be categorized as “passive income” for purposes of applying the foreign tax credit rules. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares and the proceeds from the sale, exchange or redemption of our common shares that are paid to U.S. Holders within the U.S. (and in certain cases, outside the U.S.), unless the U.S. Holder is an exempt recipient. A backup withholding tax may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

10. F.	Dividends and Paying Agents

Not applicable.

10. G.	Statements by Experts

Not applicable.

10.H.	Documents on Display

Any documents referred to in this Annual Report may be inspected at our head office located at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4, during normal business hours.

10. I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. We thoroughly examine the various financial instrument risks to which we are exposed and assess the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by our Board of Directors. We do not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that we are exposed to and our objectives and policies for managing those risk exposures:

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for us by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents and restricted cash. We reduce our credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for the majority of our gold sales is received prior to gold being credited to the customer’s account at the refinery. Sales during the period were to two customers, but there is no economic dependence risk as the metals produced by us can be sold to other potential customers. We have

Form 20-F_Fiscal Year Ended 2012 May 31	Page 81

reduced our credit risk by investing our cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. We do not have a significant concentration of credit risk and overall our risk has not changed significantly from the prior year.

Liquidity risk
Liquidity risk arises from our general and capital financing needs. We have in place a planning and budgeting process to help determine the funds required to ensure that we have the appropriate liquidity to meet our operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations.

At May 31, 2012, we held cash and cash equivalents of $1,975,660 (May 31, 2011 - $5,712,792; June 1, 2010 -$4,625,649) and had a working capital deficit of $41,775,106 (May 31, 2011 - $23,848,920; June 1, 2010 -$89,616,869).

Our contractual maturities of financial liabilities are outlined in Note 28 of our consolidated financial statements included herein.

Market risk

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact our net earnings or other comprehensive income due to currency fluctuations include Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As we conduct the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on our net earnings and other comprehensive income.

During the year ended May 31, 2012, we recognized a loss of $84,238 on foreign exchange (May 31, 2011 – a loss of $72,928).

Risk arises to our earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. We transact primarily in US dollar which is also our functional and presentation currency.

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of ours will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our outstanding borrowings, cash and cash equivalents and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, capital leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

Qualitative Information about Market Risk

Our objectives of capital management are intended to safeguard our ability to support our normal operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansionary plans.

Our capital structure consists of long term debt, leases, convertible loan, advances from Deutsche Bank in connection with future production of gold and silver and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve and deficit. We manage the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of our assets.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 82

We have historically relied on the issuance of shares, secured debt, convertible secured debt and leasing arrangements to fund our mineral exploration projects, development projects, and bring our Molejon gold project to commercial production. To pursue additional projects, we may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, we have in place a planning and budgeting process to help determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives and we continually monitor current market conditions to secure funding at the lowest cost of capital.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

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

Our Shareholder Rights Plan was filed with the SEC on September 9, 2011 as Exhibit 2.A. to our Annual Report on Form 20-F for the year ended May 31, 2011.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 83

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

A material weakness means a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of an issuer’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency means a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of an issuer’s financial reporting.

The Chief Executive Officer and the Chief Financial Officer evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at May 31, 2012. Based on this evaluation, as at May 31, 2012, we believe that our internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of May 31, 2012, has been audited by our independent registered chartered accountants, Ernst & Young LLP, which also audited our consolidated financial statements for the year ended May 31, 2012. Ernst & Young LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of May 31, 2012, and their report is included on page 91 of this Annual Report.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 84

ITEM 16.	[RESERVED]

16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have not identified an Audit Committee Financial Expert among the three directors currently serving on our Audit Committee. Our current Audit Committee members are Raul Ferrer, David Kaplan and Pedro Pablo Permuy, each of whom, as a result of various professional backgrounds, is financially literate with an understanding of internal controls and procedures.

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

Our Code of Business Ethics and Conduct and our Whistle-Blower Policy were filed as Exhibits 11.A and 11.B to our Form 20-F for the period ended May 31, 2008. The full text of our Code of Business Ethics and Conduct and our Whistle-Blower Policy can be viewed on our website at www.petaquilla.com under “Corporate/Corporate Governance” and we will provide a copy of each document to any person without charge, upon request. Requests can be sent to: Petaquilla Minerals Ltd., Suite 1230, 777 Hornby Street, Vancouver, BC, Canada V6Z 1S4.

16. C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for (i) the period covered by the year ended May 31, 2012, and (ii) the period covered by the year ended May 31, 2011, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 85

	Year Ended	Year Ended
	May 31, 2012	May 31, 2011
	(CAD$)	(CAD$)
Audit Fees (1)	$522,000 (5)	$500,313
Audit-Related Fees (2)	$522,440 (5)	$10,500
Tax Fees (3)	$49,990 (5)	$20,873
All Other Fees (4)	-	-
Totals	$1,094,430 (5)	$531,686

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

(5)	Fees for the year ended May 31, 2012, are estimated.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements (i.e. 100%) and fees for the year ended May 31, 2012, and the year ended May 31, 2011, were approved by the Audit Committee and all such engagements were completed by our independent auditor with no work performed by persons other than our independent auditor’s full-time, permanent employees. The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditor's independence. The Board determined that, starting in the fiscal year ended January 31, 2005, fees paid to our independent auditors for non-audit services in any year would not exceed the fees paid for audit services during the year. Permissible non-audit services are limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

16. D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16. E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under the Normal Course Issuer Bid filed with the Toronto Stock Exchange for the period July 4, 2011 to July 3, 2012, we purchased 2,563,000 of our shares representing approximately 1.2% of our outstanding common shares as at July 5, 2012, for an average price of CAD$0.47 per share.

16. F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16. G.	CORPORATE GOVERNANCE

Not applicable.

16. H.	MINE SAFETY DISCLOSURE

As of the date hereof, we have nothing to disclose in response to the required information concerning mine safety violations or other regulatory matters under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 86

PART III

ITEM 17.	FINANCIAL STATEMENTS

Please see the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report on Form 20-F. These consolidated financial statements were prepared in accordance with IFRS as issued by the IASB for the year ended May 31, 2012, and May 31, 2011, and are expressed in United States dollars.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 87

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended May 31, 2012

(Expressed in United States dollars)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 88

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

The Company’s management assessed the effectiveness of Petaquilla’s internal controls over financial reporting as of May 31, 2012.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Petaquilla’s management believes that, as of May 31, 2012 (“the Evaluation Date”), the Company’s internal control over financial reporting was effective as of the Evaluation Date based on those criteria.

During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting, as of May 31, 2012, has been audited by Ernst & Young LLP, Independent Registered Accountants, who also audited the Company’s consolidated financial statements for the year ended May 31, 2012, as stated in their report which appears on the following page.

PETAQUILLA MINERALS LTD.

By:	/s/ Ezequiel Sirotinsky	By:	/s/ Joao Manuel
	Ezequiel Sirotinsky, Chief Financial Officer		Joao Manuel, Chief Executive Officer
	(principal financial and accounting officer)		(principal executive officer)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 89

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the accompanying consolidated financial statements of Petaquilla Minerals Ltd., which comprise the consolidated statements of financial position as at May 31, 2012 and 2011, and June 1, 2010, and the consolidated statements of operations and comprehensive income (loss), changes in equity (deficiency) and cash flows for the years ended May 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 90

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Petaquilla Minerals Ltd. as at May 31, 2012 and 2011, and June 1, 2010, and its financial performance and its cash flows for the years ended May 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petaquilla Minerals Ltd.'s internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2012 expressed an unqualified opinion on Petaquilla Minerals Ltd.'s internal control over financial reporting.

Vancouver, Canada,	Chartered Accountants
August 29, 2012.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 91

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Petaquilla Minerals Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Form 20-F_Fiscal Year Ended 2012 May 31	Page 92

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Petaquilla Minerals Ltd.’s maintained, in all material respects, effective internal control over financial reporting as of May 31, 2012, based on the COSO criteria.

Other matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at May 31, 2012 and 2011 and June 1, 2010 and the consolidated statements of operations and comprehensive income (loss), changes in equity (deficiency) and cash flows for the years ended May 31, 2012 and 2011 of Petaquilla Minerals Ltd. and our report dated August 29, 2012 expressed an unqualified opinion thereon.

Vancouver, Canada,	Chartered Accountants
August 29, 2012.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 93

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	May 31,	May 31,	June 1,
	2012	2011	2010
		(Note 33)	(Note 33)
	($)	($)	($)
Assets (Note 15)
Current assets
Cash and cash equivalents	1,975,660	5,712,792	4,625,649
Short-term investments	340,000	200,000	-
Receivables, prepaids and other (Notes 6 and 9)	4,525,236	1,969,158	806,478
Inventories (Note 7)	15,446,317	11,657,676	3,634,715
Assets held for distribution to owners (Notes 8 and 22)	16,532,176	-	-
	38,819,389	19,539,626	9,066,842
Investments (Note 15)	2,300,000	2,400,000	-
Inventories (Note 7)	14,077,466	2,228,405	1,107,316
Other assets (Notes 9 and 11)	6,710,884	10,012,015	1,383,169
Exploration and evaluation assets (Note 12)	31,170,407	-	-
Mineral property, plant and equipment (Note 13)	93,173,045	94,553,369	78,700,875

Total Assets	186,251,191	128,733,415	90,258,202

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Notes 14 and 24)	44,211,407	30,318,558	17,586,683
Current portion of long-term debt (Note 15)	4,927,642	2,399,261	75,912,212
Current portion of other liabilities (Note 16)	1,396,856	1,424,290	5,184,816
Current portion of deferred revenue (Note 17)	14,216,977	9,246,437	-
Liabilities held for distribution to owners (Notes 8 and 22)	15,841,613	-	-
	80,594,495	43,388,546	98,683,711
Long-term debt (Note 15)	5,515,608	12,290,550	520,464
Accounts payable (Note 14)	-	1,866,667	-
Other liabilities (Note 16)	5,681,936	6,703,799	6,453,281
Share purchase warrants (Note 19)	499,826	11,064,020	5,030,904
Deferred revenue (Note 17)	26,750,484	33,390,472	-
Derivative obligation (Note 17)	217,000	-	-
Provision for closure and reclamation (Note 18)	11,062,579	9,630,851	4,816,121
	130,321,928	118,334,905	115,504,481

Shareholders’ equity (deficiency)
Equity (deficiency) attributed to shareholders of the
Company	48,454,407	7,891,354	(25,246,279)
Equity attributed to non-controlling interests	7,474,856	2,507,156	-
	55,929,263	10,398,510	(25,246,279)

Total liabilities and shareholders’ equity (deficiency)	186,251,191	128,733,415	90,258,202

Commitments and contingencies (Notes 28 and 30)
Subsequent events (Note 32)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Fiscal Year Ended 2012 May 31	Page 94

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
		(Note 33)
	($)	($)

Revenues (Notes 22 and 31)	94,297,396	71,708,685
Costs of operations
Production costs (Notes 22 and 24)	(44,064,034)	(39,157,086)
Depreciation and depletion	(15,301,328)	(12,510,346)
	34,932,034	20,041,253
Expenses
General and administrative (Note 24)	14,228,500	10,088,183
Donations and community relations	1,542,860	1,707,190
Exploration and evaluation costs	9,903,665	9,269,306
Share-based payments (Notes 19 and 24)	514,799	919,856
Other operating expenses (Notes 17 and 19)	-	4,385,816
	(26,189,824)	(26,370,351)

Earnings (loss) from operations	8,742,210	(6,329,098)

Finance income (expenses), net (Note 20)	(2,174,462)	(533,888)
Non-operating income (expenses) (Note 21)	15,851,886	3,019,470
	13,677,424	2,485,582

Net income (loss)	22,419,634	(3,843,516)
Net income (loss) attributed to:
Shareholders of the Company	20,626,200	(1,336,360)
Non-controlling interests	1,793,434	(2,507,156)

Other comprehensive income (loss) (Note 11)	(5,187,200)	449,572

Net Comprehensive income (loss)	17,232,434	(3,393,944)
Net Comprehensive income (loss) attributed to:
Shareholders of the Company	15,439,000	(886,788)
Non-controlling interests	1,793,434	(2,507,156)

Basic earnings (loss) per share (Note 23)	0.10	(0.01)
Diluted earnings (loss) per share (Note 23)	0.10	(0.01)

Weighted average number of common shares outstanding - basic (Note 23)	201,472,561	146,404,334
Weighted average number of common shares outstanding - diluted (Note 23)	206,560,782	146,404,334

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Fiscal Year Ended 2012 May 31	Page 95

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in United States dollars)

	Number of Common Shares	Share Capital ($)	Treasury Shares (1) ($)	Other Reserves ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2010 (Note 33)	125,281,951	102,535,295	(122,193)	16,190,925	1,319,147	-	(145,169,453)	(25,246,279)	-	(25,246,279)
Non-brokered private placement, net of finders’ fees	32,000,000	12,273,198	-	-	-	-	-	12,273,198	-	12,273,198
Finders’ options issued	-	-	-	-	1,031,232	-	-	1,031,232	-	1,031,232
Issue of shares on exercise of share options	593,750	225,614	-	-	-	-	-	225,614	-	225,614
Reclassification of grant date fair value on exercise of share options	-	276,184	-	(276,184)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	18,553,800	11,988,810	-	-	-	-	-	11,988,810	-	11,988,810
Reclassification of grant date fair value on exercise of share purchase warrants	-	13,522,125	-	-	(922,103)	-	-	12,600,022	-	12,600,022
Share-based payments	-	-	-	919,857	-	-	-	919,857	-	919,857
Net loss	-	-	-	-	-	-	(3,393,944)	(5,901,100)	2,507,156	(3,393,944)

Balance at May 31, 2011 (Note 33)	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	-	(148,563,397)	7,891,354	2,507,156	10,398,510

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Fiscal Year Ended 2012 May 31	Page 96

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in United States dollars)

	Number of Common Shares	Share Capital ($)	Treasury Shares (1) ($)	Other Reserves ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	-	(148,563,397)	7,891,354	2,507,156	10,398,510
Issue of shares on acquisition of Iberian Resources Corp. (“Iberian”) (Note 11)	44,635,225	34,784,409	-	-	-	-	-	34,784,409	-	34,784,409
Issue of share options on acquisition of Iberian (Note 11)	-	-	-	1,905,969	-	-	-	1,905,969	-	1,905,969
Issue of share purchase warrants on acquisition of Iberian (Note 11)	-	-	-	-	785,974	-	-	785,974	-	785,974
Treasury shares on acquisition of Iberian (Note 11)	-	-	(8,634,926)	-	-	-	-	(8,634,926)	-	(8,634,926)
Treasury shares on dilution of investment in Azuero (Note 10)	-	-	(1,420,255)	(1,754,011)	-	-	3,174,266	(3,174,266)	3,174,266	-
Issue of shares on acquisition of 31% of Minera Belencillo	175,438	101,430	-	-	-	-	-	101,430	-	101,430
Issue of shares on exercise of share options	300,000	44,373	-	-	-	-	-	44,373	-	44,373
Reclassification of grant date fair value on exercise of share options	-	178,159	-	(178,159)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	354,867	65,050	-	-	-	-	-	65,050	-	65,050
Reclassification of grant date fair value on exercise of share purchase warrants	-	212,361	-	-	(212,361)	-	-	-	-	-
Shares forfeited	(31,250)	(41,655)	-	15,342	-	-	-	(26,313)	-	(26,313)
Treasury shares repurchased	-	-	(1,242,446)	-	-	-	-	(1,242,446)	-	(1,242,446)
Share-based payments	-	-	-	514,799	-	-	-	514,799	-	514,799
Cumulative translation adjustment from translation of foreign subsidiaries (Note 11)	-	-	-	-	-	(5,187,200)	-	(5,187,200)	-	(5,187,200)
Net income	-	-	-	-	-	-	22,419,634	20,626,200	1,793,434	22,419,634

Balance at May 31, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(5,187,200)	(122,969,497)	48,454,407	7,474,856	55,929,263

(1) May 31, 2012 – 17,248,111 common shares (May 31, 2011 - 44,200 common shares)

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Fiscal Year Ended 2012 May 31	Page 97

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)
Cash flows from Operating Activities
Net comprehensive income (loss) for the year	22,419,634	(3,843,516)
Items not affecting cash:
Depreciation and depletion	15,301,328	12,510,346
Depreciation included in general and administrative expenses	656,284	345,889
Share-based payments	514,799	919,856
Gain on disposal and dilution	-	(4,793,737)
Loss from equity investment	485,104	204,499
Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest	(2,146,356)	-
Unrealized loss on secured notes and convertible secured notes	505,523	5,464,853
Unrealized (gain) loss on derivatives	(14,696,157)	2,019,811
Finance expenses	2,034,960	581,331
Amortization of financing fee and deferred revenue	(9,107,952)	(2,268,567)
Increase in community support obligation	278,782	1,495,750
Unrealized foreign exchange gain	(67,327)	-
Non-cash gain on expiry of deferred service contract	-	(4,002,438)
Change in non-cash working capital (Note 29)	(1,890,870)	1,252,016
Payment of community support obligation	(1,440,000)	(1,200,000)
Cash advances from commodity forward contracts (Note 17)	10,848,000	43,200,000
Finance expense paid	(2,026,958)	(7,758,123)
Finance income received	196,541	-

Net cash provided by operating activities	21,865,335	44,127,970

Cash flows from Financing Activities
Proceeds from exercise of share options and warrants	109,423	12,214,428
Proceeds from issue of shares, net of share issuance costs	-	29,922,006
Repurchase of treasury shares	(1,242,446)	-
Payment of finance lease obligations	(2,692,503)	(4,105,717)
Repayment of long-term debt	(482,485)	(74,987)
Proceeds from bank loans	4,371,462	2,235,520
Gross proceeds from convertible loan	6,042,296	-
Repayment of secured notes	(7,312,245)	(62,961,696)

Net cash used in financing activities	(1,206,498)	(22,770,446)

Cash flows from Investing Activities
Acquisition of Iberian, net of cash acquired	(213,336)	-
Change in restricted cash	141,208	311,617
Purchase of investments	(40,000)	(2,600,000)
Deposits on equipment	(4,997,526)	(2,693,356)
Investment in exploration and evaluation assets	(394,531)	-
Investment in mineral properties, plant & equipment	(18,913,462)	(15,289,160)

Net cash used in investing activities	(24,417,647)	(20,270,899)

Impact of exchange rate changes on cash and cash equivalents	21,678	518

Change in cash and cash equivalents	(3,737,132)	1,087,143
Cash and cash equivalents, beginning of year	5,712,792	4,625,649

Cash and cash equivalents, end of year	1,975,660	5,712,792

Supplemental cash flow information is contained in Note 29.

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Fiscal Year Ended 2012 May 31	Page 98

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and other countries. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. In addition, as of September 1, 2011 the Company has acquired 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operating cash flow and profitability of the Company are affected by various factors including: the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of expenditures related to exploration activity, and labour costs. Cash flows and profitability may also be impacted should the business be disrupted based on environmentalist activities or political unrest. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	BASIS OF PREPARATION AND FIRST TIME ADOPTION OF IFRS

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in the consolidated financial statements. The term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Subject to certain transition elections disclosed below, the accounting policies have been consistently applied in our opening IFRS balance sheet as at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 33 discloses the impact of the transition to IFRS on the statements of financial position, operations and comprehensive income (loss) and cash flows, including the nature and effect of significant changes in accounting policies from those used in the consolidated financial statements for the year ended May 31, 2011.

The policies applied in the consolidated financial statements are presented in Note 3 and are based on IFRS issued and outstanding as of August 28, 2012, the date the Board of Directors approved the consolidated financial statements.

All amounts are presented in US dollars unless otherwise specified.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies described below has been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated. The exemptions we have taken in applying IFRS for the first time are set out in Note 33.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 99

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits for its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of incorporation up to the effective date of disposal or loss of control. The principal subsidiaries of the Company and their geographic locations as at May 31, 2012 were as follows:

Subsidiary	Location	Ownership
		Interest

Petaquilla Gold, S.A.	Panama	100%
Petaquilla Minerals, S.A.	Panama	100%
Panama Desarrollo De Infraestructuras, S.A.	Panama	100%
Corporacion de Recursos Iberia S.L.	Spain	100%
Almada Mining S.A.	Portugal	100%
Azuero Mining Development, S.A.	Panama	30%

On June 2, 2011, the Company’s subsidiary, PDI entered into a 40% Joint Venture arrangement for the construction of the Molejon by-pass road for a third party (Note 22). The joint venture is a jointly controlled operation and as such Petaquilla accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture.

On March 8, 2012, the Company entered into an agreement with Madison Minerals Inc. and its Panamanian subsidiary, Madison Enterprises (Latin America), S.A. (collectively referred to as “Madison”) to acquire Madison’s 31% interest in Compañia Minera Belencillo, S.A. (“Minera Belencillo”), an entity formed in Panamá to oversee and manage exploration projects within the Belencillo concession. The Company issued 175,438 common shares to Madison on March 8, 2012 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession. As a result of the additional 31% interest, Minera Belencillo became a 100% wholly-owned subsidiary of the Company.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original issuance of shares, plus the non-controlling interest’s share of changes in equity since that date.

Intercompany transactions and balances with subsidiaries have been eliminated. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and jointly controlled entities, prior to consolidation, to bring their accounting policies in line with those used by the Company.

The Company’s significant accounting policies are as follows:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 100

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Revenue recognition

Revenue from sale of metals:
Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sales price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Refining and treatment charges are netted against revenues for sales of metals. Prior to commercial production, revenues and related expenses are recognized as a net decrease or increase to Mineral Properties, respectively. Revenue from the sale of bi-product from the extraction of gold is offset against production costs.

The Company received a prepayment from Deutsche Bank for the sale of 66,650 ounces of gold and 525,500 ounces of silver to be produced and delivered to September 2015 and February 2017 respectively (Note 17). The prepayment, which is accounted for as deferred revenue, is recognized as revenue based on the settlement of delivered ounces in the applicable period.

Revenue from construction contracts:
The Company’s services are generally sold based on service orders or contracts with customers that include fixed or determinable prices based on daily, hourly, or per-job rates. If the outcome of such a contract can be reliably measured, revenue associated with the construction contract is recognized by reference to the stage of completion of the contract activity at year end (the percentage of completion method). The outcome of a construction contract can be estimated reliably when:

  the total contract revenue can be measured reliably;

  it is probable that the economic benefits associated with the contract will flow to the entity;

  the costs to complete the contract and the stage of completion can be measured reliably; and

  the contract costs attributable to the contract can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates.

When the outcome of a construction cannot be estimated reliably (principally during early stages of a contract), contract revenue is recognized only to the extent of costs incurred that are expected to be recoverable. In applying the percentage of completion method, revenue recognized corresponds to the total contract revenue (as defined below) multiplied by the actual completion rate based on the proportion of total contract costs (as defined below) incurred to date and the estimated costs to complete.

Contract revenue corresponds to the initial amount of revenue agreed in the contract and any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue, and they are capable of being reliably measured. Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that relate directly to a specific contract comprise: site labour costs (including site supervision); costs of materials used in construction; depreciation of equipment used on the contract; costs of design, and technical assistance that is directly related to the contract.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 101

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Assets and liabilities held for distribution to owners

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for distribution to owners when it meets the following criteria:

(i)

The non-current asset or disposal group is available for immediate distribution in its present condition subject only to terms that are usual and customary for distributions of such assets or disposal groups; and

(ii)	The distribution of the non-current asset or disposal group is highly probable. For the distribution to be highly probable:

	a.	Actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification; and
	b.	Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the distribution will not be completed.

Inventories and stockpiled ore

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale, based on prevailing and long-term metal prices, less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Stockpiled ore that is not anticipated to be processed within one year is classified as long-term. Work-in-process inventory represents materials that are currently in the process of being converted to finished goods. Production costs are capitalized and include the cost of raw materials, direct labour, mine-site overhead expenses, amortization and depletion of mining assets, plus applicable refining costs and associated royalties.

Supplies are valued at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are being held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

Exploration and evaluation expenditures

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  Researching and analyzing existing exploration data;

  Conducting geological studies, exploratory drilling and sampling;

  Examining and testing extraction and treatment methods; and

  Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 102

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Acquisition costs for exploration and evaluation stage properties are capitalized. Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to Mineral Properties.

Exploration and evaluation expenditures, including exploratory drilling and related expenditures, are capitalized as mineral property in the accounting period the expenditure is incurred when management determines that there are measured and indicated resources that would indicate a project is economically viable, the decision to proceed with development has been approved and the necessary permits are in place for its development. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present.

Mineral properties, plant and equipment

Mineral properties are stated at cost less accumulated amortization / depletion and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land.

Stripping and pre-stripping costs are recorded at cost. Pre-stripping expenditures are capitalized until the commencement of production. Stripping costs incurred to expand operating capacity, or to expose new ore bodies or develop mine areas in advance of current production, are capitalized. Stripping costs related to current period production are charged to operations as incurred. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition, stripping costs and tailings ponds are amortized by the units-of-production method based on estimated recoverable reserves.

Plant and plant equipment is recorded at cost less accumulated amortization and amortized on a straight-line basis over the estimated economic useful life of the assets, which ranges from 1 to 8 years.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted cash, investments, accounts payable and accrued liabilities, obligations under finance leases, community support obligations, long-term debt, secured notes, convertible loans, convertible secured notes and share purchase warrants.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition, financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss” (“FVTPL”), “available-for-sale”, “held-to-maturity”, “loans and receivables” or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial liabilities are classified as either FVTPL or “other financial liabilities”. Financial liabilities are classified as FVTPL when the financial liability is either “held-for-trading” or it is designated as FVTPL.

Financial assets and financial liabilities classified as FVTPL are measured at fair value, with changes in those fair values recognized in net earnings (loss). Financial assets classified as “available for sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.

Cash and cash equivalents and restricted cash are classified as held for trading and are measured at fair value. Advances to suppliers and receivables, which consist of refundable government value added taxes and travel advances, are classified as loans and receivables.

Accounts payable and accrued liabilities, obligations under finance leases, community support obligations and long-

Form 20-F_Fiscal Year Ended 2012 May 31	Page 103

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

term debt are classified as other financial liabilities.

Secured notes, convertible secured notes, including the conversion feature in the convertible secured notes, and share purchase warrants are classified as FVTPL.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and accordingly are recorded at fair value on the date of the statement of financial position. Unrealized gains and losses on derivatives held for trading are recorded as part of non-operating income (expenses) depending on the nature of the derivative. Fair value of derivative instruments are determined using valuation techniques with assumptions based on market conditions existing on the reporting date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Compound instruments

The Company recognizes separately the components of a financial instrument that creates a financial liability of the Company and grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has the choice over how it is settled. At the date of issue of the Convertible Secured notes, the fair value of the liability component was estimated using prevailing market interest rates for similar instruments. As the equity component is not fixed, the conversion feature is a financial liability classified as FVTPL.

Financial and derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss for the period. Both the Secured and Convertible Secured Notes included embedded derivatives which cannot be separately valued and as such the entire agreements are considered to be classified as FVTPL and adjusted to their fair value at the end of each reporting period. All transaction costs related to these instruments were expensed in the period in which they were incurred.

The Company’s share purchase warrants with Canadian dollar exercise prices are considered derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period. The share purchase warrants attached to the Secured Notes were originally valued and recorded as equity on the issuance of the Notes; however they are now classified as FVTPL. All transaction costs related to these share purchase warrants were expensed in the period they were incurred.

Provision for closure and reclamation

The Company records a liability for the estimated future costs of reclamation and closure of operating mines, including statutory, legal or constructive obligations, discounted to net present value. The present value is determined using the pre-tax risk-free interest rate applicable for maturity periods that approximate the expected timing of future cash flows. Estimates of future costs represent management’s best estimate of expected future cash flows which incorporate assumptions on the effects of inflation and the effects of country and other specific risks associated with the related assets. The value of the obligation is accreted over time to reflect the unwinding of the discount, with the accretion expense included in finance costs.

The estimated present value of the closure and reclamation cost obligation is re-measured at each period end for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the pre-tax risk-free interest rate. Closure and reclamation cost obligations are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the obligations are also accounted for as changes in the carrying amounts of related assets, except where a reduction in the obligation is

Form 20-F_Fiscal Year Ended 2012 May 31	Page 104

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

greater than the carrying amount of the related asset, in which case the related asset is reduced to nil and the remaining adjustment is recorded in earnings. Changes to the carrying amounts of related assets result in adjustments to future depreciation and depletion expense.

Segment information

The Company has determined that it operates in one reporting segment, the exploration, development and operation of mineral properties. The chief operating decision maker for the Company is determined to be the Chief Executive Officer of the Company who reviews the financial and operational performance of the reporting segment. Operation of mineral properties and extraction of gold occurs in Panama while exploration occurs in Panama and the Iberian Peninsula. All revenue and inventory in fiscal 2012 and 2011 were related to the reporting segment in Panama.

Impairment of non-current assets

At each reporting date, the Company reviews and evaluates its non-current assets, including Mineral Properties, Plant and Equipment, to determine whether there is an indication that those assets may be impaired. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of impairment, if any.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. If the fair value less costs to sell of a mine site is not reliably determinable, the recoverable amount is determined to be the mine site’s value in use. The value in use is based on estimated future pre-tax cash flows for the mining properties, discounted to their present value using the pre-tax interest rate which reflects the current market assessment of the time value of money. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

Impairment losses are recognized in earnings in the period incurred. The allocation of impairment losses, if any, for a particular mine site to its mining property, plant and equipment is determined based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversal of impairment losses are recognized in earnings in the period the reversal occurred.

Share-based payments

Share-based payments include share options granted to employees, officers, directors and non-employee consultants. The Company applies the fair value method of accounting for all share option awards. Under this method, the Company recognizes a share-based payments expense for all share options based on the fair value of the options on the date of grant using the Black-Scholes option pricing model and the estimated number of share options that will eventually vest. The fair value of the options is expensed over the vesting periods of the options with a corresponding increase to equity. Changes to the estimated number of share options that will eventually vest are revised when actual forfeitures differ from previous estimates. Options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Income tax expense consists of current and deferred tax expense and is recognized in profit or loss. Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate, enacted or substantively enacted, at the balance sheet date, adjusted for amendments to tax payable with regards to previous years.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 105

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per share

The Company uses the weighted average number of common shares issued and outstanding during the period in its calculation of earnings (loss) per share (“EPS”). Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of potential dilutive common shares, which comprise share options granted to employees and warrants. The dilutive effect of share options and warrants assumes that the proceeds to be received on the exercise of share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are included in the calculation of dilutive EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or warrants, except where such conversion would be anti-dilutive. In a period when net losses are incurred, potentially dilutive stock options, warrants and the conversion feature on the convertible secured notes are excluded from the loss per share calculations, as the effect would be anti-dilutive.

Foreign currency translation and transactions

The functional currency of the parent entity and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”). The functional currency of the Company’s Panama subsidiaries and Iberian Resources Corp. is also the U.S. dollar, while the functional currency of Iberian’s subsidiaries is the Euro. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the balance sheet date exchange rate. Foreign currency differences are recognized in comprehensive loss in the same period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the development, construction and acquisition of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets until such time as the assets are substantially ready for their intended use. Qualifying assets include the costs of developing mineral properties.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 106

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

All other borrowing costs are expense as incurred.

Non-controlling interest

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying value of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

Interest in joint ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which the Company shares joint control over the strategic, financial and operating decisions with one or more venture partners through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venture partners rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venture partner takes on a share of the output from the assets and bears an agreed share of the expenses.

4.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

In December 2011, the effective date of IFRS 9 was deferred to years beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard.

Consolidation accounting

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently evaluating the impact of this standard.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 107

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Joint ventures

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently evaluating the impact of this standard.

Interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of this standard.

Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of this standard.

Other comprehensive income

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The Company is currently evaluating the impact of this standard.

Stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is currently evaluating the impact of this standard.

5.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 108

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Management has made critical judgements in the process of applying the Company’s accounting policies. Those that have the most significant effect on the amount recognized in the consolidated financial statements include, but are not limited to, the economic viability of mineral properties, net realizable value of stockpiled inventories, the functional currency of the Company and its subsidiaries and the appropriate classification of financial assets and liabilities on initial recognition and at subsequent dates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities reported in the consolidated financial statements within the next financial year, in the event that actual results differ from assumptions made relate to, but are not limited, to the following:

  Estimated net realizable value of inventories;

  Stockpiled ore is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys conducted by management.

  The assumptions used in the valuation of in process inventory include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the assumption of the gold price expected to be realized when the gold is recovered.

  The allocation of costs to ore in stockpile, ore on leach pads and in-process inventories and the determination of net realizable value involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. A difference in actual results can have a material impact on the carrying value of inventory.

  Depletion and amortization of mining properties;

  Depreciation and depletion of mineral properties and mine infrastructure is calculated and charged to earnings on the unit-of-production (“UOP”) method based on proven and probable mineral reserves Changes to the mineral reserves and estimates of future capital expenditure will impact the depreciation and depletion charges recorded in the Company’s statement of operations and comprehensive income.

  Proven and probable mineral reserves associated with mining properties;

  Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. This estimate requires significant judgment based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may have an impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, provision for closure and reclamation, and depreciation and depletion charges.

  Recoverability of mining properties;

  The Company assesses its cash-generating unit annually to determine whether any indication of impairment exists. Factors considered in the assessment of asset impairment include, but are not limited to, whether

Form 20-F_Fiscal Year Ended 2012 May 31	Page 109

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

  there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

  Estimated useful lives of property, plant and equipment;

  The carrying value of property, plant and equipment is considered in terms of the remaining useful life of the particular asset. These estimates are prepared by qualified specialists in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment and depreciation charges.

  Acquisition of Iberian Resources Corp;

  During the year ended May 31, 2012, the Company, by way of issuance of common shares, acquired 100% interest in Iberian (Note 11). Significant judgement was applied in classifying the transaction as an acquisition of an asset as management determined that Iberian did not meet the definition of a business due to an absence of processes to convert inputs into outputs. Further estimates were applied in determining the fair value of the consideration transferred, fair value of net assets of Iberian, and the allocation of purchase price excess over the book value of Iberian net assets. A change in these estimates could result in a significant change to the cost of all assets, including the exploration and evaluation assets acquired from Iberian.

  The Company has determined that the functional currency of Iberian and its subsidiaries is the Euro as it is the currency of the primary economic environment which the entities operate. Determination of the functional currency may involve certain judgements which the Company will revisit if there is a change in events and conditions which determined the primary economic environment, such as entering into commercial production.

  Deferred stripping

  Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves to which they relate. The determination of whether costs pertain to the betterment of mineral properties requires significant judgment and a change in such estimates could have a significant impact on the Company’s statement of operations and comprehensive income.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 110

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

  Provision for closure and reclamation;

  The Company reviews the closure plan for the Molejon gold mine and assesses its provision annually. Significant estimates and assumptions are made in determining the provision for mine reclamation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of reclamation activities, technological and regulatory changes, inflation rates (2012 – 1.96%; 2011 – 1.91%), and the discount rates (Note 18). These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required.

  The Company also assesses the legal and constructive environmental obligations on its exploration properties annually and accrues for any required obligations. As at May 31, 2012, the only closure and reclamation obligation pertains to the Company’s Molejon gold mine.

  Share-based compensation;

  The Company grants compensation benefits to its employees, directors and officers through a stock option plan. The amount recorded is not based on historical cost but is derived from the fair value of the options estimated on the date of the grant using the Black-Scholes option pricing model. The model requires that management makes assumptions over the expected volatility of the Company’s share price, expected forfeiture rate, and the appropriate risk-free rate of interest. The expected volatility is based on the historical volatility of Company’s share price. Historical data on the exercise, expiry, and cancellation of options is used to estimate forfeitures within the model. Whereas, the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

  Contingencies;

  By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

  Convertible instruments;

  The Company from time to time may grant convertible instruments as part of its financing and capital raising transactions. The Company uses an option pricing model to estimate a value for these instruments. This model, and other models used to value the instruments require inputs such as expected volatility, expected life to exercise, and interest rates.

  A compound financial instrument is a debt security with an embedded conversion option and requires the separate recognition of the liability and equity component. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option which is recognized under reserves. During the year ended May 31, 2012, the Company entered into a convertible loan agreement denominated in Canadian dollars (Note 15), requiring the use of the Black- Scholes option pricing model to calculate the fair value of the conversion option. Differences in estimates used as inputs to the model could result in a material impact on the Company’s consolidated financial statements.

  Investment in Azuero Mining Development S.A. (“Azuero”)

  Control over an entity is established if there is a power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Company applies the criteria in IAS 27, Consolidated and separate financial statements, to assess control over an entity.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 111

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

  The Company’s investment interest in Azuero was diluted from 49% to 30% during the year ended May 31, 2012 (Note 10). Petaquilla’s management has determined that the Company is still able to exert control over Azuero as the Company’s directors and officers hold the majority of the representation on the Board of Azuero and thereby are able to influence its decision making process. The Company as a result consolidates the operations of Azuero. If control cannot be demonstrated, the Company would have to use the equity method of accounting for its investment in Azuero.

  Disposal group held for distribution to owners

  On contemplation of disposal of a non-current asset or a disposal group, the Company assesses the classification and measurement guidance provided by IFRS 5, Non-current assets held for sale and discontinued operations. As at May 31, 2012, the Company has classified the assets and liabilities of Panama Development and Infrastructure Ltd. (“PDI”) as held for distribution to owners (Note 8).

  The separate classification of a disposal group requires significant judgement involving the assessment of whether the contemplated transaction will be completed within the 12 months from the date of classification and the likelihood of a significant change in or withdrawal of the disposal plan. The Company has determined that PDI met the relevant requirements of a disposal group being held for distribution to owners on March 1, 2012 and has therefore measured and classified PDI assets and liabilities as such. A change in the Company’s assumptions and the date of such classification could have a material impact on the consolidated statement of operations and comprehensive income.

  Construction contracts

  The Company uses the percentage-of-completion method to account for the contract revenue entered into by PDI, the Company’s wholly owned subsidiary (Note 22). The stage of completion is measured by reference to contract costs incurred to date compared to the estimated total costs for the contract as it is the Company’s opinion that it appropriately represents the stage of completion of the construction contract. Change in such estimates could have a material impact on the Company’s consolidated financial statements.

  Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, the Company has relied on the work of relevant management experts. If the estimates of revenue or costs, including the Company’s contribution to the joint venture (entered into for the purpose of the construction contract), increase or decrease by 10%, the Company’s net income would have a corresponding increase/decrease of $73,000 approximately.

  Fair value of derivatives

  Derivative instruments are valued using pricing models. These models require a variety of inputs, including but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible. Changes in these assumptions could impact the carrying value of derivative instruments and the amount of unrealized gains or losses recognized in non-operating income (expenses) within the statement of operations and comprehensive income (loss).

Form 20-F_Fiscal Year Ended 2012 May 31	Page 112

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

6.	RECEIVABLES, PREPAIDS AND OTHER

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Trade and other receivables	1,078,465	275,985	65,866
Value added taxes receivables	718,278	184,339	50,460
Prepaid expenses	1,429,026	1,138,977	690,152
Prepaid transaction costs	730,788	-	-
Deferred transaction fees paid to Deutsche Bank (Notes 9 and 17)	568,679	369,857	-

	4,525,236	1,969,158	806,478

7.	INVENTORIES

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Materials and supplies	3,278,739	3,170,929	1,505,310
Work-in-process	3,671,072	364,012	404,870
Finished goods	1,511,783	1,852,339	1,433,777
Stockpiled ore	21,062,189	8,498,801	1,398,074
	29,523,783	13,886,081	4,742,031
Less: Non-current stockpiled ore	(14,077,466)	(2,228,405)	(1,107,316)

	15,446,317	11,657,676	3,634,715

8.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS

During the year ended May 31, 2012, the Company put its plans in place to spin-out Panama Development and Infrastructure Ltd. (“PDI”) from its operations and distribute to its shareholders, one share of PDI for every four shares of Petaquilla held by the shareholders. PDI is an infrastructure entity which has been providing construction services to the Company’s Molejon gold mine.

The completion of the transaction is subject to the regulatory and shareholder approval and is expected to take place in the first half of fiscal 2013.

On March 1, 2012, PDI met the requirements of IFRS 5, Non-current assets held for sale and discontinued operations (“IFRS 5”), and the assets and liabilities of the entity have been presented as held for distribution to owners in the Company’s statement of financial position. As PDI does not represent a separate major line of business for the Company, its operations have not been treated as discontinued operations for the year ended May 31, 2012.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 113

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The assets and liabilities of PDI as at May 31, 2012 are as follows:

May 31,
2012
($)
Assets
Current assets
Receivables, prepaids and other	2,493,869

Plant and equipment	14,038,307

Assets of disposal group	16,532,176

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,406,730
Current portion of long-term debt	2,745,569
6,152,299
Long-term debt	9,689,314

Liabilities of disposal group	15,841,613

9.	OTHER ASSETS

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Restricted cash	113,883	255,091	566,708
Deposits on equipment (Note 15)	4,997,526	3,509,817	816,461
Other	132,129	-	-
Investment in Iberian (Note 11)	-	4,911,488	-
Deferred transaction fees paid to Deutsche Bank (Note 17)	2,036,025	1,705,476	-
	7,279,563	10,381,872	1,383,169
Less: current portion
Deferred transaction fees paid to Deutsche Bank included in Receivables, prepaids and other (Note 17)	(568,679)	(369,857)	-

	6,710,884	10,012,015	1,383,169

Restricted cash

The Company has restricted cash held in bank accounts and term deposits to guarantee credit cards and a performance bond for compliance with environmental laws in Panama.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 114

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

10.	INVESTMENT IN AZUERO MINING DEVELOPMENT S.A.

Prior to April 10, 2012 the Company owned 49% of Azuero Mining Development S.A. (“Azuero”). Azuero was consolidated in Petaquilla’s consolidated financial statements as it was determined that the Company exercised control over the entity. The remaining 51% of Azuero was owned by Fundacion CC (Panama) and Fundacion Celina (Panama) (together “the Other Shareholders”) which are considered related parties to the Company.

On April 10, 2012 the Company and the Other Shareholders of Azuero reached an agreement whereby the Other Shareholders contributed 3,560,606 shares of Petaquilla into Azuero. Azuero increased its authorized share capital and as a result of this contribution issued additional shares to the Other Shareholders, thereby diluting the Company’s ownership interest in Azuero from 49% to 30%.

As the majority of the members of the Board of Azuero are either directors or officers of Petaquilla, the Company has retained control over Azuero. In accordance with IAS 27, an increase or decrease in a parent's ownership interest that does not result in a loss of control is accounted for as an equity transaction and the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. The 3,560,606 Petaquilla shares contributed by the Other Shareholders were valued at $1,420,255 based on the fair value of Petaquilla’s shares as at April 10, 2012. These are classified as treasury shares in the statement of shareholders’ equity. The carrying amount of the non-controlling interest was increased by $3,174,266 and a decrease of $1,754,011 was recorded in Other Reserves in order to reflect the changes in the relative interests arising from this transaction.

As at May 31, 2012, Azuero holds 14,640,911 shares of Petaquilla, which includes 11,080,305 shares acquired in its capacity as a shareholder of Iberian on September 1, 2011 (Note 11).

11.	ACQUISITION OF IBERIAN RESOURCES CORP.

Prior to the acquisition of Iberian described below, Azuero (Note 10) owned a 24.8% interest in Iberian which was presented in the consolidated financial statements under the equity accounting method (Note 9). At May 31, 2011, the Company’s investment in Iberian was $4,911,488. The Company considered Iberian an investment for which it could exert significant influence and accordingly, equity accounted for this investment. The equity loss incurred from June 1, 2011 to August 31, 2011 was $485,104 (April 12, 2011 to May 31, 2011 - $204,499).

On September 1, 2011, the Company acquired Iberian. Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. (“CRI”). The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). Management has determined that the functional currency of CRI, SCA and Almada is the Euro. As Iberian is in the early stage of exploration and does not yet have any processes or outputs, the acquisition has been accounted for as an asset acquisition. The Company and Iberian have certain directors, officers and shareholders in common and accordingly the acquisition is considered to be a related party transaction.

Azuero owned SCA and Almada via Vintage Mining Corp. (“Vintage Canada”). On April 12, 2011, Iberian, pursuant to a share exchange agreement dated March 18, 2011, completed the purchase of all of the issued and outstanding shares of Vintage Canada. As consideration, Iberian issued 12,721,362 common shares to the former shareholders of Vintage Canada and 1,272,138 stock options to the former option holders of Vintage Canada exercisable into one common share at an exercise price of CAD$0.10 per common share for a period expiring on February 28, 2016, of which Azuero received 8,523,312 shares of Iberian. Accordingly, Azuero deconsolidated Vintage Canada on April 12, 2011 and recorded its investment in Iberian of $5,113,987 (included in “other assets” on the balance sheet) and a gain on disposal of Vintage Canada of $4,793,737 (Note 21). The Company also recorded non-controlling interest of $2,507,156 relating to the 51% ownership of Azuero.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 115

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The purchase price and the assets acquired are described below:

($)
Purchase price
44,635,225 common shares of Petaquilla at CAD $0.76	34,784,409
Gain attributable to Petaquilla on acquiring shares of Iberian from Azuero	(2,062,186)
1,511,248 share purchase warrants entitling holders to purchase 1,640,419 Petaquilla shares	785,974
3,357,313 Iberian options entitling holders to purchase 3,357,313 Petaquilla shares	1,905,970
Transaction costs	1,202,555

Total purchase price	36,616,722
Assets acquired
Net working capital	471,299
Exploration and evaluation assets	35,984,754
Land and equipment	160,669

Net identifiable assets of Iberian	36,616,722

The fair value of the Petaquilla common share purchase options and warrants was estimated as of September 1, 2011 using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Options	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	59%	72%
Risk-free interest rate	1.00%	1.00%
Expected life of options	1.09 years	1.83 years

The warrants are exercisable at prices ranging from US$0.14 to US$0.60 and expiring between May 5, 2013 and December 22, 2013, and at prices ranging from CAD$0.10 to US$0.60 and expiring between January 20, 2013 and February 28, 2016.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

The transaction also resulted in Azuero receiving 11,080,305 shares of Petaquilla in exchange for Iberian shares. These shares have been valued at $8,634,926 and are presented as “treasury shares” in the consolidated financial statements. Exchange of such shares for Azuero’s investment in Iberian resulted in an accounting gain of $4,208,542, of which $2,146,356 is attributed to non-controlling interest, while the remaining gain of $2,062,186 representing Petaquilla’s then 49% interest has been incorporated in the purchase price and deducted from the value of mineral properties acquired.

The revaluation of account balances of Iberian subsidiaries and translation of the excess of purchase considerations of Iberian and Vintage Canada resulted in translation adjustment during the year ended May 31, 2012 of $5,187,200, which has been recorded in the statement of operations and comprehensive income.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 116

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

12.	EXPLORATION AND EVALUATION ASSETS

	Iberia	Panama	Total
	($)	($)	($)
Balance at June 1, 2010 and May 31, 2011	-	-	-
Acquisition of Iberian (Note 11)	35,984,754	-	35,984,754
Concessions & property acquisition costs	183,025	211,506	394,531
Foreign exchange differences	(5,208,878)	-	(5,208,878)

Balance at May 31, 2012	30,958,901	211,506	31,170,407

13.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Other
	Iberia -	Mining and	facilities		Provision for
	Land &	plant	and	Pre-	closure and
	equipment	equipment	equipment	stripping	reclamation	Total
	($)	($)	($)	($)	($)	($)

At June 1, 2010
Cost	-	83,258,997	9,719,982	-	4,296,239	97,275,218
Accumulated depreciation	-	(17,496,792)	(848,868)	-	(228,683)	(18,574,343)

Net book value June 1, 2010	-	65,762,205	8,871,114	-	4,067,556	78,700,875

Year ended May 31, 2011
At June 1, 2010	-	65,762,205	8,871,114	-	4,067,556	78,700,875
Additions	-	11,974,801	5,877,711	6,494,870	4,681,098	29,028,480
Depletion and depreciation	-	(10,666,851)	(1,309,514)	(671,152)	(528,469)	(13,175,986)

At May 31, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369

At May 31, 2011
Cost	-	95,233,798	15,597,693	6,494,870	8,977,337	126,303,698
Accumulated depreciation	-	(28,163,643)	(2,158,382)	(671,152)	(757,152)	(31,750,329)

Net book value May 31, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369

Year ended May 31, 2012
At May 31, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369
Additions	506,652	17,800,163	6,726,007	2,545,621	1,219,353	28,797,796
Held for distribution to owners	-	(13,816,829)	(221,478)	-	-	(14,038,307)
Depletion and depreciation	(6,433)	(10,560,501)	(2,007,353)	(2,469,888)	(1,039,947)	(16,084,122)
Foreign exchange differences	(55,691)	-	-	-		(55,691)

At May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

At May 31, 2012
Cost	450,961	99,217,132	22,102,222	9,040,491	10,196,690	141,007,496
Accumulated depreciation	(6,433)	(38,724,144)	(4,165,735)	(3,141,040)	(1,797,099)	(47,834,451)

Net book value May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

Form 20-F_Fiscal Year Ended 2012 May 31	Page 117

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

During the year ended May 31, 2012, $583,253 (2011 – $357,775) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable capitalization rate for general borrowings for 2012 was 7.27% (2011 – 10.99%).

The carrying value of construction in progress at May 31, 2012 was $23,062,063 (May 31, 2011 - 14,023,689; June 1, 2010 - $1,837,935).

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

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Accounts payable	33,030,874	24,571,129	15,078,122
Accrued liabilities	884,875	876,720	225,302
Royalties payable	10,026,159	6,484,013	2,034,796
Miscellaneous	269,499	253,363	248,463
	44,211,407	32,185,225	17,586,683
Less: Long-term portion Accounts payable	-	(1,866,667)	-
	44,211,407	30,318,558	17,586,683

Form 20-F_Fiscal Year Ended 2012 May 31	Page 118

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

15.	LONG-TERM DEBT

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Bank loans	4,340,745	2,276,233	115,700
Finance lease obligations	1,023,090	5,319,036	4,576,261
Convertible loan	5,079,415	-	-
Secured notes due to related parties	-	3,124,437	20,672,235
Secured notes due to third parties	-	-	5,974,396
Convertible secured notes due to related parties	-	3,970,105	44,653,602
Convertible secured notes due to third parties	-	-	440,482
	10,443,250	14,689,811	76,432,676
Less: Current portion
Bank loans	(4,332,315)	(435,733)	(35,465)
Finance lease obligations	(221,340)	(1,468,561)	(4,136,032)
Convertible loan	(373,987)	-	-
Secured notes	-	(217,984)	(26,646,631)
Convertible secured notes	-	(276,983)	(45,094,084)
	(4,927,642)	(2,399,261)	(75,912,212)
	5,515,608	12,290,550	520,464

		Finance lease
		obligations	Bank loans
		($)	($)
Balance at June 1, 2010		4,576,261	115,700
New facilities during the year		4,848,492	2,235,520
Principal payments		(4,105,717)	(74,990)
Balance at May 31, 2011		5,319,036	2,276,230
Transferred to liabilities held for distribution to owners		(10,610,418)	(1,824,465)
New facilities during the year		9,471,104	4,371,462
Principal payments		(3,156,632)	(482,482)
Balance at May 31, 2012		1,023,090	4,340,745

Bank loans

During the year ended May 31, 2010, the Company entered into a $115,700 bank loan for the purchase of vehicles which is due in May 2013. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, is repayable at $3,733 per month including annual interest of 10%.

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary Panama Desarrollo de Infraestructuras, S.A. (“PDI S.A.”), of which $2.2 million was drawn in 2011. As of May 31, 2102, the loan has been fully utilized (May 31, 2011 - $0.1 million). Total principal and interest payments on these leases for the year

Form 20-F_Fiscal Year Ended 2012 May 31	Page 119

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

amount to $0.4 million and $0.1 million, respectively. The loan is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of May 31, 2012, the outstanding obligation relating to this facility is $1.8 million (May 31, 2011 - $2.1 million).

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility will be used for the acquisition of heavy equipment by Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility will accrue interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment will serve as collateral throughout the term of the facility (four years) and will be registered with the Public Registry of the Republic of Panama. As of May 31, 2012, $2.3 million of this facility has been drawn and is outstanding, while $4.6 million of the facility remains available.

During the year ended May 31, 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility will accrue interest of 7.75% per annum and the term of each loan within the credit facility will be 180 days. At May 31, 2012, the outstanding obligation relating to this facility is $2 million (May 31, 2011 - $nil).

Finance lease obligations

During the year ended May 31, 2011, the Company through its subsidiary PDI S.A., entered into two finance leases through a credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases will accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $0.9 million and $0.3 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $3.8 million (May 31, 2011 - $4.7 million).

During the year ended May 31, 2012, the Company through its subsidiary PDI S.A., entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases will accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $0.6 million and $0.2 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $4.4 million (May 31, 2011 - $nil). As a condition of the leases, the equipment will serve as collateral throughout the term of the lease and will be registered with the Public Registry of the Republic of Panama. At May 31, 2012 the credit line has been fully utilized (May 31, 2011 - $5 million).

Also during the year, the Company through its subsidiaries Petaquilla Gold S.A. and PDI S.A., entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million. These leases will accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the year amount to $1.1 million and $0.1 million, respectively. At May 31, 2012, the outstanding obligation relating to these finance leases is $3.4 million (May 31, 2011 - $nil).

As of May 31, 2012, deposits have been set up for an additional $4,997,526 (May 31, 2011 - $3,509,817, June 1, 2010 - $816,461) in equipment purchases.

Convertible loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the convertible loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The convertible loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share of CAD $0.6121, which was calculated based on the five-day volume weighted average share price of the Company’s common shares on March 14, 2012.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 120

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

As the convertible loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, Financial Instruments – Presentation, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model with the following assumptions:

Expected dividend yield	Nil
Expected stock price volatility	85.22%
Risk-free interest rate	1.52%
Expected life of options	3.95 years

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. $43,679 of the costs attributable to the conversion option was included within Finance expenses in the Company’s statement of operations and comprehensive income (loss).

$3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition. The loan is carried at amortized cost and is being accreted to its maturity value based on an effective interest rate of 26.6%.

As at May 31, 2012, the fair value of the conversion feature is determined to $2,044,932 resulting in a gain of $866,963.

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

Secured notes

During the years ended May 31, 2008 and 2009, the Company issued 60,000 secured notes (the “Notes”) with an aggregate principal amount of $60,000,000. The notes bear interest at an annual rate of 15%. Each Note has 382 share purchase warrants attached which entitle the holder to purchase one common share for each warrant at CAD$0.65 for the warrant period ending May 21, 2013.

On October 1, 2008, the Company issued an additional 20,000 Notes under the indenture for net proceeds of $15,874,958. These Notes contained the same terms and conditions as the previous issue under the indenture with the exception of share purchase warrants attached. These Notes did not include any warrants.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time for 120% of the principal amount plus any accrued or unpaid interest on the Notes.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability at fair-value-through-profit and loss.

On March 14, 2012, the Company redeemed all outstanding notes for $3,204,099. The notes were valued at $3,220,319 on the date, resulting in accounting gain of $16,220 on redemption.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 121

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Convertible secured notes

On March 25, 2009, the Company issued $40 million of convertible secured notes (“Convertible Notes”). The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Company has the right to redeem the Convertible Notes at any time for 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into one common share at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability at fair-value-through-profit and loss.

On March 14, 2012, the Company redeemed all outstanding Convertible Notes for $4,071,316. The notes were valued at $4,091,926 on the date, resulting in accounting gain of $20,610 on redemption.

16.	OTHER LIABILITIES

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Community support obligation	7,078,792	8,128,089	7,635,659
Deferred services and materials	-	-	4,002,438
	7,078,792	8,128,089	11,638,097
Less: Current portion
Community support obligation	(1,396,856)	(1,424,290)	(1,182,378)
Deferred services and materials	-	-	(4,002,438)

	5,681,936	6,703,799	6,453,281

Community support obligation

Upon adoption of IFRS at June 1, 2010, the Company has determined it has a constructive obligation with respect to future community support payments. The Company has recognized a liability for the present value of the estimated future payments and will recognize accretion expense due to the passage of time.

	May 31,	May 31,	June 1,
	2012	2011	2010
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	-	-
Average of 5 year rate and 7 year rate	-	2.03%	-
7 year rate	-	-	2.74%
Monthly payments	$120,000	$120,000	$100,000
Length of term	June 1, 2012 to	June 1, 2011 to	June 1, 2010 to
	May 31, 2017	May 31, 2017	May 31, 2017

Form 20-F_Fiscal Year Ended 2012 May 31	Page 122

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

A reconciliation of the community service obligation is as follows:

($)
Balance at June 1, 2010	7,635,659
Accretion expense included in finance costs	196,679
Payment of obligation	(1,200,000)
Revision in estimates and liabilities incurred	1,495,751

Balance at May 31, 2011	8,128,089
Accretion expense included in finance costs	111,922
Payment of obligation	(1,440,000)
Revision in estimates and liabilities incurred	278,781

Balance at May 31, 2012	7,078,792

17.	DEFERRED REVENUE

	Gold	Silver	Total
	($)	($)	($)
Balance at June 1, 2010	-	-	-
Addition of gold forward contract	45,000,000	-	45,000,000
Gold delivered	(2,363,091)	-	(2,363,091)

Balance at May 31, 2011	42,636,909	-	42,636,909
Addition of silver forward contract	-	7,818,000	7,818,000
Gold delivered	(9,246,436)	-	(9,246,436)
Silver delivered	-	(241,012)	(241,012)

Balance at May 31, 2012	33,390,473	7,576,988	40,967,461
Less: current portion	(12,031,508)	(2,185,469)	(14,216,977)

Long-term portion of forward contracts	21,358,965	5,391,519	26,750,484

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 123

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2016	Total ounces of gold	Deferred revenue
		($)

Total delivery requirements for fiscal year 2013	17,820	12,031,508
Total delivery requirements for fiscal year 2014	17,235	11,636,534
Total delivery requirements for fiscal year 2015	10,800	7,291,823
Total delivery requirements for fiscal year 2016	3,600	2,430,608
	49,455	33,390,473
Less: current portion	(17,820)	(12,031,507)

	31,635	21,358,966

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

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

As of May 31, 2012, the Company had delivered 17,195 ounces under the terms of the Gold Agreement and had an obligation to deliver 49,455 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at May 31, 2012, $12,031,507 and $21,358,966 represents the carrying values of the current and long-term deferred revenues, to be delivered under the Gold Agreement.

The Company incurred $3.9 million of fees to parties involved in the Agreement, of which $2.1 million was expensed as transaction costs and included in other operating expenses and $1.8 million paid to the Deutsche Bank was deferred. As of May 31, 2011, the mentioned amount of the costs was deferred based on their direct relationship with the revenue expected to be recognized in future periods. This transaction fee is being amortized based on the ounces to be delivered under the Agreement.

During the year ended May 31, 2012, the Company recognized $9,246,437 (May 31, 2011 - $2,363,091) of the deferred income in the consolidated statement of operations and comprehensive income (loss).

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 124

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2017	Total ounces of silver	Deferred revenue
		($)

Total delivery requirements for fiscal year 2013	146,900	2,185,471
Total delivery requirements for fiscal year 2014	175,400	2,609,471
Total delivery requirements for fiscal year 2015	125,600	1,868,584
Total delivery requirements for fiscal year 2016	48,800	726,010
Total delivery requirements for fiscal year 2017	12,600	187,453
	509,300	7,576,989
Less: current portion	(146,900)	(2,185,469)

	362,400	5,391,520

As of May 31, 2012, the Company has delivered 16,200 ounces under the terms of the Silver Agreement and has an obligation to deliver 509,300 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of silver to be delivered pursuant to this Silver Agreement. As at May 31, 2012, $2,185,469 and $5,391,520 represents the carrying values of the current and long-term deferred revenues, to be delivered under the Silver Agreement.

During the year ended May 31, 2012, the Company recognized $241,012 of the deferred income in the consolidated statement of operations and comprehensive income (loss).

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce. As the spot price of silver on the inception of the Silver Agreement was in excess of $30, being the maximum limit, the Company has determined that the collar is not closely related to the Silver Agreement and has therefore accounted for it separate from the host contract requiring delivery of silver.

The Company has employed the Monte Carlo Simulation to determine the fair value of the embedded derivative on February 24, 2012 of $3,482,000. The residual amount of $7,818,000 was allocated to deferred revenue.

As at May 31, 2012, the fair value of the embedded derivative was determined to be $217,000 and as a result the change in fair value of $3,265,000 has been recorded as non-operating income in the Company’s statement of operations and comprehensive income.

The fair value of the embedded derivative was determined using the following assumptions:

	May 31, 2012	February 24, 2012
Silver spot price	$28.10	$35.57
Silver volatility	40.42%	42.7%
Risk-free interest rate	0.00%	0.00%
Average credit spread for the Company	6.76%	4.94%

Form 20-F_Fiscal Year Ended 2012 May 31	Page 125

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the embedded derivative.

Transaction cost amounting to $452,000 was incurred on the Silver Agreement. $312,720, being the portion allocated to deferred revenue has been capitalized to other assets and is netted against the revenue recognized during the period based on the ounces of silver delivered. Unamortized transaction costs amount to $303,080 as at May 31, 2012. Remaining costs of $139,280 were charged to the Company’s statement of operations and comprehensive income.

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $11,062,579 at May 31, 2012, which reflects payments that are expected to be made during fiscal 2016 and 2017 (the present value at May 31, 2011 was $9,630,851).

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $12,037,968 at May 31, 2012 (May 31, 2011 - $11,788,652). An inflation rate assumption of 1.96% has been used to estimate future costs (2011 – 1.91%; 2010 – 1.69%). A discount rate of 1.31% (2011 – 2.71%; 2010 – 2.74%) was used in determining present value at May 31, 2012. Accretion expense of $212,375 has been charged to the consolidated statement of operations and comprehensive income for the year ended May 31, 2012 (May 31, 2011 - $133,632) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2010	4,816,121
Accretion expense included in finance costs	133,632
Change in provision	4,777,030
Revision in estimates	(95,932)

Balance at May 31, 2011	9,630,851
Accretion expense included in finance costs	212,375
Change in provision	409,407
Revision in estimates	809,946

Balance at May 31, 2012	11,062,579

19.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At May 31, 2012, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At May 31, 2012, there were 221,863,781 common shares issued and outstanding (May 31, 2011 – 176,429,501; June 1, 2010 – 125,281,951). There are no preferred shares issued and outstanding. Refer to the consolidated statements of changes in equity for movement in share capital.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 126

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

On September 1, 2011 in connection with the acquisition of Iberian (Note 11), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at June 1, 2010	8,224,370	0.75
Granted	1,295,000	0.91
Exercised	(593,750)	0.38
Expired	(786,000)	0.54
Forfeited	(743,350)	0.50
Outstanding at May 31, 2011	7,396,270	0.74
Granted	4,882,313	0.22
Exercised	(300,000)	0.15
Expired	(1,636,270)	1.44
Forfeited	(60,000)	1.11

Outstanding at May 31, 2012	10,282,313	0.40
Exercisable at May 31, 2011	5,870,645	0.74
Exercisable at May 31, 2012	8,546,688	0.40

Form 20-F_Fiscal Year Ended 2012 May 31	Page 127

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The following table summarizes information about share options outstanding at May 31, 2012:

Number of Share
Options Outstanding	Exercise Price	Expiry Date

100,000	CAD $2.25	June 20, 2012
50,000	CAD $2.49	July 12, 2012
309,102	$0.60	January 20, 2013
1,200,000	$0.14	May 6, 2013
376,073	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
1,222,138	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017

10,282,313

The exercise price of share options is equal to the five day volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $349,645 were recognized during the year ended May 31, 2012 with a corresponding increase to share-based payments reserve (May 31, 2011 - $919,856).

The fair value of the options granted during the year was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	May 31, 2012	May 31, 2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	82.77%	100%
Risk-free interest rate	1.34%	1.52%
Expected life of options	3.25 years	2.00 years

The expected volatility was determined based on historical share price volatility.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 128

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

On September 1, 2011, to effect the acquisition of Iberian (Note 11), the Company granted 3,357,313 common share purchase options, with fair value of $2,071,124. $165,154 of the value was recognized as share based payments expense for the year ended May 31, 2012.

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. At May 31, 2012 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $499,826 (May 31, 2011 - $11,064,020; June 1, 2010 -$5,030,904). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the year ended May 31, 2012 was a gain of $10,564,194 (May 31, 2011 - loss of $107,353). The fair value of share purchase warrants is reclassified to shareholders’ equity upon exercise. Transaction costs associated with share purchase warrants of $1,912,458 were expensed during the year ended May 31, 2011.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

As at May 31, 2012, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	34,888,447	0.90
Issued	32,000,000	1.45
Exercised	(18,553,800)	0.65
Balance at May 31, 2011	48,334,647	1.36
Issued	1,511,248	0.38
Exercised	(272,976)	0.23
Expired	(11,524,647)	1.41

Balance at May 31, 2012	38,048,272	1.32

Form 20-F_Fiscal Year Ended 2012 May 31	Page 129

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

At May 31, 2012, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.40	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

38,048,272

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at June 1, 2010	33,657,740	5,030,904
Warrants issued	32,000,000	18,329,133
Change in fair value of warrants	-	107,353
Fair value of warrants exercised transferred to share capital	(17,637,000)	(12,403,370)

Balance at May 31, 2011	48,020,740	11,064,020
Expiry of warrants	(11,210,740)	(339,993)
Change in fair value of warrants	-	(10,224,201)

Balance at May 31, 2012	36,810,000	499,826

Finder’s stock options

As at May 31, 2012, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	-	-
Issued	1,568,748	1.00
Balance at May 31, 2011	1,568,748	1.00

Balance at May 31, 2012	1,568,748	1.00

Form 20-F_Fiscal Year Ended 2012 May 31	Page 130

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

At May 31, 2012, finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

20.	FINANCE INCOME (EXPENSES), NET

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)

Interest income	196,541	118,835
Foreign exchange gain (loss)	84,238	(72,928)
Accretion of closure and reclamation provision	(212,375)	(133,632)
Accretion of community support obligation and change in estimates	(390,704)	(196,680)
Financing costs	(1,293,872)	-
Interest on finance lease obligations	(286,820)	(23,862
Interest on long-term debt	(271,470)	(225,621)

	(2,174,462)	(533,888)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 131

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

21.	NON-OPERATING INCOME (EXPENSES)

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)

Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest (Note 11)	2,146,356	-
Loss from equity investment (Note 11)	(485,104)	(204,499)
Mark-to-market gain on share purchase warrants (Note 19)	10,564,194	(107,353)
Mark-to-market gain on embedded derivatives (Note 17)	3,265,000	-
Mark-to-market gain (loss) on conversion feature (Note 19)	866,963	-
Mark-to-market loss on secured notes and convertible secured notes	(505,523)	(5,464,853)
Gain on disposal of Vintage Mining Corp. (Note 11)	-	4,793,737
Gain on expiry of deferred services contract (1)	-	4,002,438

	15,851,886	3,019,470

(1)

From September 2007 to September 2010, the Company was party to a service agreement related to electric generation, provision of aggregate for construction and the rental of a drill machine. The Company assumed a prepayment of $4,404,000 on inception of the agreement. On expiry of the agreement, the Company derecognized the liability and in doing so recognized a gain of $4,002,438 during the year ended May 31, 2011.

22.	JOINT ARRANGEMENT

On June 2, 2011, the Company’s wholly owned infrastructure subsidiary, PDI, entered into a joint venture agreement (“Joint Venture”) with Constructora Meco S.A. (“MECO”) for the construction of the by-pass road for a third party, in the Petaquilla district. PDI has a 40% interest in the Joint Venture, which is a jointly controlled operation.

MECO is the operator of the Joint Venture and is required to carry out all the earthworks, while PDI is responsible for the provision of construction aggregates, a by-product from its Molejon gold mine. Personnel from both PDI and MECO provide administrative and other services to the Joint Venture.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 132

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The following amounts represent the Company’s assets it controls, and liabilities and expenses it incurs related to the jointly controlled operation, as well as its share of the revenue for the year ended May 31, 2012:

	May 31,	May 31,
	2012	2011
	($)	($)
Revenue	1,387,404	-
Cost of operations	(656,436)	-

	$730,968	-

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)
Net amount due from Joint Venture	730,968	-	-

The total fixed price for the by-pass road is $6,326,343, and the revenue is recognized according to the percentage of completion method. The Company’s portion of the revenue is recognized based on its 40% share of the Joint Venture’s revenue.

The amounts due from the Joint Venture form part of the disposal group held for distribution to owners (Note 8).

23.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)
Earnings (loss) per share
Basic	0.10	(0.01)
Diluted	0.10	(0.01)

Net income (loss)	22,419,634	(3,843,516)

Net income (loss) available (attributable) to common shareholders – basic	20,626,200	(3,843,516)
Net income (loss) available (attributable) to common shareholders - diluted	19,979,071	(3,843,516)

Weighted average number of shares outstanding
Weighted average number of shares outstanding - basic	201,472,561	146,404,334
Dilutive securities:
Convertible loan	1,096,357	-
Share options	355,613	-
Warrants	3,636,251	-
Weighted average number of shares outstanding - diluted	206,560,782	146,404,334

Form 20-F_Fiscal Year Ended 2012 May 31	Page 133

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

For the year ended May 31, 2012, exercisable common equivalent shares totaling 41,757,496 (May 31, 2011 –58,958,170) (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and shares issuable on the conversion of convertible secured notes) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

24.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the years ended May 31, 2012 and 2011. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid fees of $1,001,492 to a company controlled by the Chairman during the year ended May 31, 2012 (May 31, 2011 - $929,000) for compensation related matters included within general and administrative expenses. This compensation is also included in the compensation of key management table below.

  The Company paid for goods and services provided to the Molejon mine of $598,663 during the year ended May 31, 2012 (May 31, 2011 - $228,965, respectively) to companies controlled by the Chairman.

  The Company paid fees of $50,000 during the year ended May 31, 2012 (year ended May 31, 2011 - $18,800) for services to a company controlled by a director included within general and administrative expenses.

  The Company paid legal fees of $218,267 (May 31, 2011 – nil) to a law firm where an officer is a partner and is included within general and administrative expenses.

  The Company paid fees of $191,741 (May 31, 2011 – nil) for services to a company which shares a common officer and which is included within general and administrative expenses.

  During the year ended May 31, 2012, the Company advanced $625,000 (2011 - $550,000) to Azuero (Note 10) for a total of $1,175,000 representing its 30% investment in Azuero as at May 31, 2012. By virtue of common directors Azuero is a related party.

At May 31, 2012, $190,551 was owed to related parties (May 31, 2011 - $126,858).

Note 11 provides a description of the Iberian asset acquisition. By virtue of common management and directors this is a related party transaction.

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2012	2011
	$	$
Salaries and short-term employee benefits	2,534,286	2,040,682
Share-based payments	372,276	752,427
	2,906,562	2,793,109

Form 20-F_Fiscal Year Ended 2012 May 31	Page 134

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

25.	INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)

Earnings (loss) before income taxes	22,419,634	(3,843,513)

Statutory tax rate	25.88%	27.67%

Income tax recovery based on the above rates	5,801,080	(1,063,500)

Increase (decrease) due to:
Permanent differences and non-taxable items	(3,763,320)	(795,474)
Share issue costs	-	(586,739)
Differences between Canadian and foreign tax rates	(4,397,869)	(3,026,456)
Foreign exchange and other	(1,086,899)	665,786
Adjustment for utilization of prior year losses	-	2,366,558
Tax effect of deferred tax assets for which no tax benefit has been recorded	3,447,008	2,439,825

Income tax expense (recovery)	-	-

The Canadian Federal and provincial statutory income tax rate decreased to 25.88% due to legislated changes.

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Unrecognized deferred income tax assets
Non-capital losses	6,363,024	2,325,347	9,684,260
Capital losses	49,828	53,228	-
Deferred financing costs	1,183,947	2,243,377	1,951,713
Deferred revenue	11,250,000	10,659,227	-
Equipment, exploration properties and other intangible items	48,854	75,212	62,659
Senior secured notes	-	147,862	1,365,950
Other	57,769	2,161	2,007

Total unrecognized deferred income tax assets, net	18,953,422	15,506,414	13,066,589

Form 20-F_Fiscal Year Ended 2012 May 31	Page 135

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

The Company has non-capital losses of $24,656,862 that may be available for tax purposes. As at May 31, 2012, the Company has the following tax loss carry forwards and deductions, with respect to its Canadian and other operations expire as follows:

	Canada	Panama	Spain	Portugal
	($)	($)	($)	($)

2014	-	-	-	-
2015	-	-	-	-
2016	-	233,649	-	599,507
2017	-	196,580	-	784,292
2029	2,628	-	2,735,688	-
2030	233,448	-	2,818,687	-
2031	8,804,310	-	-	-
2032	8,248,073	-	-	-

	17,288,459	430,229	5,554,375	1,383,799

The Company will not be subject to any income taxes in Panama until all of the debt incurred by all of the affiliated / subsidiary companies has been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time, the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

26.	FINANCIAL INSTRUMENTS

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities, including cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities, approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under finance leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of nil% at May 31, 2012 (May 31, 2011 – 10.18%, June 1, 2010 – 12.0%) and estimated interest payment date of September 15, 2011.

Assets as per statement of financial position	Held for trading	Loans and	Total
		receivables
May 31, 2012	($)	($)	($)

Cash and cash equivalents	1,975,660	-	1,975,660
Restricted cash	113,883	-	113,883
Accounts receivable	-	1,796,743	1,796,743
Investments	2,640,000	-	2,640,000
	4,729,543	1,796,743	6,526,286

Form 20-F_Fiscal Year Ended 2012 May 31	Page 136

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Liabilities per statement of financial position	Held for trading	Other financial	Total
		liabilities at
		amortized cost
May 31, 2012	($)	($)	($)

Accounts payable	-	44,211,407	44,211,407
Long term debt	-	4,340,745	4,340,745
Convertible loan	2,044,933	3,034,482	5,079,415
Obligations under finance leases	-	1,023,090	1,023,090
Community support obligation	-	7,078,792	7,078,792
Share purchase warrants	499,826	-	499,826
Derivative obligation	217,000	-	217,000
Provision for closure and reclamation	-	11,062,579	11,062,579
	2,761,759	70,751,095	73,512,854

Assets as per statement of financial position	Held for trading	Loans and	Total
		receivables
May 31, 2011	($)	($)	($)

Cash and cash equivalents	5,712,792	-	5,712,792
Restricted cash	255,091	-	255,091
Accounts receivable	-	460,324	460,324
Investments	2,600,000	-	2,600,000
	8,567,883	460,324	9,028,207

Liabilities per statement of financial position	Held for trading	Other financial	Total
		liabilities at
		amortized cost
May 31, 2011	($)	($)	($)

Accounts payable	-	32,185,225	32,185,225
Long term debt	-	5,400,670	5,400,670
Convertible secured notes	11	3,970,094	3,970,105
Obligations under finance leases	-	5,319,036	5,319,036
Community support obligation	-	8,128,089	8,128,089
Share purchase warrants	11,064,020	-	11,064,020
Provision for closure and reclamation	-	9,630,851	9,630,851
	11,064,031	64,633,965	75,697,996

Assets as per statement of financial position	Held for trading	Loans and	Total
		receivables
June 1, 2010	($)	($)	($)

Cash and cash equivalents	4,625,649	-	4,625,649
Restricted cash	566,708	-	566,708
Accounts receivable	-	116,326	116,326
	5,192,357	116,326	5,308,683

Form 20-F_Fiscal Year Ended 2012 May 31	Page 137

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

Liabilities per statement of financial position	Held for trading	Other financial	Total
		liabilities at
		amortized cost
June 1, 2010	($)	($)	($)

Accounts payable	-	17,586,683	17,586,683
Long term debt	-	26,762,331	26,762,331
Convertible secured notes	256,094	44,837,990	45,094,084
Obligations under finance leases	-	4,576,261	4,576,261
Community support obligation	-	7,635,659	7,635,659
Share purchase warrants	5,030,904	-	5,030,904
Provision for closure and reclamation	-	4,816,121	4,816,121
	5,286,998	106,215,045	111,502,043

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quote prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	Level 1	Level 2	Level 3
	($)	($)	($)

Convertible loans	-	-	(5,079,415)
Community support obligations	-	-	(7,078,792)
Share purchase warrants	-	-	(499,826)
Derivative obligation			(217,000)
Provision for closure and reclamation	-	-	(11,062,579)

b) Embedded derivatives

The Secured Notes and the Convertible Secured Notes (Note 15) repaid during the year ended May 31, 2012 included embedded derivatives for call and put options which could not be separately valued and as such the entire agreements were considered to be classified as at fair-value-through-profit and loss and adjusted to their fair value at the end of each reporting period.

The embedded derivative relating to the Silver Agreement has been valued by application of the Monte Carlo Simulation (Note 17)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 138

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

c) Financial instrument risk exposure

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents and restricted cash. The Company reduces its credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for majority of the gold sales is received prior to gold being credited to the customer’s account at the refinery. Sales during the period were to two customers, but there is no economic dependence risk as the metals produced by the Company can be sold to other potential customers. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. The Company does not have a significant concentration of credit risk and overall the Company’s risk has not changed significantly from the prior year.

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations.

At May 31, 2012, Petaquilla held cash and cash equivalents of $1,975,660 (May 31, 2011 - $5,712,792; June 1, 2010 -$4,625,649) and had a working capital deficit of $41,775,106 (May 31, 2011 - $23,848,920; June 1, 2010 -$89,616,869).

The contractual maturities of financial liabilities are outlined in Note 28.

Market risk

(iii) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

During the year ended May 31, 2012, the Company recognized a loss of $84,238 on foreign exchange (May 31, 2011 –a loss of $72,928).

Risk arises to the Company’s earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company’ transacts primarily in US dollar which is also its functional and presentation currency.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 139

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

(iv) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, cash and cash equivalents and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, capital leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

27.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 15), leases (Note 15), Secured Notes (Note 15), Convertible Secured Notes (Note 15), convertible loan (Note 15), advances from Deutsche Bank in connection with future production of gold and silver (Note 17) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company has historically relied on the issuance of shares, secured debt, convertible secured debt and leasing arrangements to fund its mineral exploration projects, development projects, and bring its Molejon gold project to commercial production. To pursue additional projects, the Company may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives and it continually monitors current market conditions to secure funding at the lowest cost of capital.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 140

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

28.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	44,211,407	-	-	-	-
Office lease	81,937	31,659	7,915	-	-
Obligation under financing lease	3,188,555	3,188,555	3,188,555	3,679,923	-
Long-term debt	4,867,678	540,699	531,858	456,320	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	-	-
Community support obligation (1)	-	-	-	2,880,000	-
Closure and reclamation obligation	5,000	5,000	105,000	1,069,663	9,431,381

	53,794,577	5,205,913	5,273,328	8,085,906	9,431,381

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to deliver ounces of gold and silver to Deutsche Bank (Note 17). The Gold Agreement, Silver Agreement and Convertible Loan (Note 15) are guaranteed, on joint and several basis, by all assets of Petaquilla and its subsidiaries.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 141

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

29.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	162,817	276,183
Warrant reserve - warrants exercised	-	922,103
Consideration for acquisition of Iberian (Note 11)	37,476,353	-
Share purchase warrants - warrants exercised	212,363	12,403,369
Asset retirement obligation	(1,219,353)	4,681,098
Derivative obligation on forward silver agreement	(3,482,000)	-
Mineral property, plant and equipment financed through payables	3,913,842	9,110,998
Mineral property, plant and equipment acquired through credit line facility and capital leases	9,006,975	4,848,492
Depreciation allocated to ending inventory	240,913	199,131
Depletion allocated to ending inventory	850,101	531,963

	Year	Year
	ended	ended
	May 31,	May 31,
	2012	2011
	($)	($)
Change in non-cash working capital items:
Increase in receivables, prepaids and other	(4,434,666)	(2,373,274)
(Increase) decrease in inventory	(14,436,660)	(8,827,361)
Increase in accounts payable, accrued liabilities and other	16,980,456	12,452,651

Net change in non-cash working capital	(1,890,870)	1,252,016

Cash and cash equivalents of $5,712,792 at May 31, 2011 represent only cash.

30.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of the financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of May 31, 2012 would have been an increase in cost of sales of approximately $4 million should the legislation be enacted and applied retroactively.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 142

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

b)

Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold SA, a Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified to Petaquilla Gold of a revised statement of account in the amount of $500,000 related to the same environmental compensation. As of May 31, 2012 the Company has accrued an amount of approximately $300,000 based on the original EIS submitted in July 2007 which was approved by the ANAM. As of the date of issuance of these consolidated financial statements, the matter has been appealed by the Company.

c)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to trial in fiscal 2013. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

d)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

31.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	May 31,	May 31,	June 1,
	2012	2011	2010
	($)	($)	($)

Panama	114,413,110	102,927,754	81,191,360
Iberia	31,485,559	4,911,488	-
Canada (Corporate)	1,533,133	1,354,547	-

Non-current assets	147,431,802	109,193,789	81,191,360

32.	SUBSEQUENT EVENTS

Subsequent to the year ended May 31, 2012:

a)	A total of 150,000 options expired related to grants made in 2007.

b)	The Company has filed a notice with the Toronto Stock Exchange ("TSX") for, and received its approval to make, a Normal Course Issuer Bid ("NCIB") to purchase up to 17,000,000 of its common shares.

c)

The Company announced its intention to offer on a private placement basis $210 million senior secured notes due in 2017. The net proceeds from this offering is to be used to finance capital expenditures related to its Lomero-Poyatos mine in Spain and Molejon mine in Panama, to fund a cash investment in PDI in connection with the spin-off of PDI, to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing indebtedness, for general and corporate purposes and to pay related fees and expenses.

d)

On June 25, 2012, a new credit line facility was approved by Lafise Bank of Panama, SA for PDI in the amount of $1.1 million, repayable over a term of 36 months at an annual interest rate of 7% per annum. The proceeds of the facility will be used towards the purchase of mobile crusher equipment.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 143

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

33.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first consolidated annual financial statements prepared in accordance with IFRS as issued by the IASB. The accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended May 31, 2012, the comparative information presented in these financial statements for the year ended May 31, 2011 and in the preparation of consolidated statements of financial position as at June 1, 2010 and May 31, 2011. June 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position as at June 1, 2010:

1.

Borrowing costs – IAS 23, Borrowing Costs (“IAS 23”) requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset. IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date. The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on June 1, 2010. Borrowing costs expensed prior to June 1, 2010 under Canadian GAAP were not capitalized.

2.

Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 33 (g) below.

3.

Leases – IFRS provides the option to apply the transitional provisions in IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The Company may determine whether an arrangement existing at the Transition Date contains a lease on the basis of facts and circumstances existing at that date. The Company has applied this exemption when retrospectively applying IAS 17 ‘Leases’.

4.

Decommissioning liabilities included in the cost of mineral properties – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption. The adjustment to assets and liabilities arising from the application of this exemption as at the date of transition are described in Note 33 (b) and (c) below.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 144

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars)

5 .

Cumulative Translation Adjustment – IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21 ”) requires an entity to recognise some translation differences in other comprehensive income and accumulate these in a separate component of equity. However, the Company can elect under IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. The Company has elected to apply the exemption and has deemed all cumulative translation differences to be zero at Transition Date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error. The Company’s IFRS estimates as of June 1, 2010 and May 31, 2011 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, income (loss) and comprehensive income (loss) for comparative periods reported under previous GAAP. The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 145

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars, unless otherwise noted)

-
Consolidated statements of financial position			Effect of			Effect of
		Canadian	Transition to		Canadian	Transition to
		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
	Note		June 1, 2010			May 31, 2011
Current Assets
Cash and cash equivalents		4,625,649	-	4,625,649	5,712,792	-	5,712,792
Short-term investments		-	-	-	200,000	-	200,000
Receivables, prepaids, other		806,478	-	806,478	1,969,158	-	1,969,158
Inventories	(a)	3,634,715	-	3,634,715	11,613,321	44,355	11,657,676
Total Current Assets		9,066,842	-	9,066,842	19,495,271	44,355	19,539,626

Investments		-	-	-	2,400,000	-	2,400,000
Stockpile inventory		1,107,316	-	1,107,316	2,228,405	-	2,228,405
Other assets		1,383,169	-	1,383,169	10,012,015	-	10,012,015
Mineral property, plant and equipment	(a),(b),(h), (i)	68,704,868	9,996,007	78,700,875	81,383,585	13,169,784	94,553,369
Total Assets		80,262,195	9,996,007	90,258,202	115,519,276	13,214,139	128,733,415

Current Liabilities
Accounts payable and accrued liabilities		17,586,683	-	17,586,683	30,318,558	-	30,318,558
Current portion of long-term debt		75,656,119	256,093	75,912,212	2,399,261	-	2,399,261
Current portion of other liabilities	(a), (d)	3,153,394	2,031,422	5,184,816	-	1,424,290	1,424,290
Current portion of deferred revenue		-	-	-	9,246,437	-	9,246,437
Total Current Liabilities		96,396,196	2,287,515	98,683,711	41,964,256	1,424,290	43,388,546

Non-Current Liabilities
Long term debt	(e)	520,464	-	520,464	12,290,539	11	12,290,550
Accounts payable		-	-	-	1,866,667	-	1,866,667
Other liabilities	(d)	-	6,453,281	6,453,281	-	6,703,799	6,703,799
Share purchase warrants	(f)	-	5,030,904	5,030,904	-	11,064,020	11,064,020
Deferred revenue		-	-	-	33,390,472	-	33,390,472
Provision for closure and reclamation	(b), (c)	4,698,650	117,471	4,816,121	5,687,236	3,943,615	9,630,851
Total Liabilities		101,615,310	13,889,171	115,504,481	95,199,170	23,135,735	118,334,905

Non-controlling interests	(j)	-	-	-	2,507,156	(2,507,156)	-

Shareholders' Equity (Deficiency)
Equity attributed to shareholders of the Company	(k)	(21,353,115)	(3,893,164)	(25,246,279)	17,812,950	(9,921,596)	7,891,354
Equity attributed to non-controlling interests	(k)	-	-	-	-	2,507,156	2,507,156
		(21,353,115)	(3,893,164)	(25,246,279)	17,812,950	(7,414,440)	10,398,510

Total Liabilities and Shareholders' Equity (Deficiency)		80,262,195	9,996,007	90,258,202	115,519,276	13,214,139	128,733,415

Form 20-F_Fiscal Year Ended 2012 May 31	Page 146

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars, unless otherwise noted)

Consolidated statements of operations and			Effect of
comprehensive loss		Canadian	Transition to
		GAAP	IFRS	IFRS
			Year ended
	Note		May 31, 2011

Revenues		71,708,685	-	71,708,685
Cost of operations
Production costs		(39,157,086)	-	(39,157,086)
Depreciation and depletion	(a), (c)	(11,335,717)	(1,174,629)	(12,510,346)
		21,215,882	(1,174,629)	20,041,253

Expenses
General and administrative	(c)	10,430,659	(342,476)	10,088,183
Donations and community relations	(d)	1,411,440	295,750	1,707,190
Exploration costs		9,269,306	-	9,269,306
Share-based payments	(g)	971,208	(51,352)	919,856
Other operating expenses	(f)	2,473,358	1,912,458	4,385,816
Total expenses		(24,555,971)	(1,814,380)	(26,370,351)

Earnings (loss) from operations		(3,340,089)	(2,989,009)	(6,329,098)

Finance expense, net	(c), (h)	(259,096)	(274,792)	(533,888)
Non-operating income (expenses)	(e), (f), (j)	(338,141)	3,357,611	3,019,470
Total other income (expense)		(597,237)	3,082,819	2,485,582

Net income (loss) from continuing operations		(3,937,326)	93,810	(3,843,516)
Net income (loss) attributed to:
Shareholders of the Company		(1,430,170)	93,810	(1,336,360)
Non-controlling interests		(2,507,156)	-	(2,507,156)

Comprehensive gain (loss)
Comprehensive gain (loss) attributed to:
Shareholders of the Company	(j)	(1,430,170)	543,382	(886,788)
Non-controlling interests	(j)	(2,507,156)	-	(2,507,156)
Deficit, beginning of period		(146,757,018)	1,587,565	(145,169,453)
Deficit, end of period		(150,694,344)	2,130,947	(148,563,397)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded

Form 20-F_Fiscal Year Ended 2012 May 31	Page 147

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars, unless otherwise noted)

from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

Notes to the reconciliation as previously reported under Canadian GAAP to IFRS

Change in mineral property, plant and equipment		June 1, 2010	May 31, 2011

Change in functional currency of subsidiaries	(a)	10,037,910	8,924,517
Recognition and amortization of closure and reclamation asset	(b)	587,596	465,032
Change in estimate of provision for closure and reclamation	(b)	-	4,051,960
Capitalization of borrowing costs	(h)	-	357,774
Impact of componentization	(i)	(629,499)	(629,499)
		9,996,007	13,169,784

Change in provision for closure and reclamation
Recognition and accretion of closure and reclamation asset	(b)	117,471	(108,345)
Change in estimate of provision for closure and reclamation	(b)	-	4,051,960
		117,471	3,943,615

(a)	Change in Functional Currency of subsidiaries

Under IAS 21, the functional currency of several of the Company’s subsidiaries was determined to be U.S. dollars from inception of these subsidiaries. Under Canadian GAAP, prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations were translated to the Canadian dollar for presentation purposes until February 28, 2009. As of March 1, 2009, the functional currency of the Company was determined to be U.S. dollar and under Canadian GAAP the value of property, plant and equipment, mineral properties, and certain other balances was re-measured and the resulting impact was charged to OCI. Under IAS 21, the entries to OCI were reversed to bring the impacted balances back to the original U.S. dollar values and any associated expense such as depreciation or depletion was recalculated from March 1, 2009 on these original dollar values taking into consideration actual activity in the period.

(b)	Provision for closure and reclamation

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for reclamation and closure has been re-measured as at the date of transition which increased the reclamation asset and the reclamation obligation. At May 31, 2011, the Company determined a new estimate of provision for closure and reclamation under Canadian GAAP. An increase to the provision and related asset is required under IFRS related to the different discount rate applicable under IFRS.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 148

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars, unless otherwise noted)

(c)	Change in depletion, depreciation and accretion

The re-measurement of the provision for closure and reclamation under IAS 37 resulted in an increase in the related reclamation asset, which resulted in an increase in the amount of depletion recognized against the asset under IFRS. Under IFRS, accretion is considered to be a finance charge and not an operating expense. Accretion has been reduced to zero and the recalculated amount of finance cost to be recognized due to a passage of time has been was been recorded. In addition, as a result of the foreign currency treatment described in note (a) above, depreciation, amortization and depletion on property, plant and equipment and mineral properties have increased as they are based on revised amounts.

Effect on the statement of operations and comprehensive loss		Year ended
		May 31, 2011

Additional expense resulting from change in functional currency of subsidiaries	(a)	(1,052,065)
Additional depletion on re-measurement of closure and reclamation asset	(b)	(122,564)
Change in depreciation and depletion		(1,174,629)
Additional depreciation resulting from change in functional currency	(a)	(16,972)
Reversal of accretion on original reclamation obligation	(b)	359,448
Change in general and administrative expenses		342,476
Accretion of provision for closure and reclamation	(b)	(133,632)
Accretion of community support obligation	(d)	(196,680)
Capitalization of borrowing costs	(h)	55,520
Change in finance costs		(274,792)
Net additional expense		(1,106,945)

(d)	Community Support Obligation

Under IAS 37, the Company has determined it has a constructive obligation with respect to future community support payments. The Company must measure the fair value of this liability at each reporting date at its present value. This present value is accreted as finance cost and is recognized due to a passage of time.

(e)	Convertible Senior Secured Notes Conversion Feature

Under IAS 32, Financial Instruments – Presentation, (“IAS 32”), a contract that will or may be settled in the Company’s own equity instruments which is not at a fixed number of the Company’s own equity instruments is classified as a financial liability. Under IAS 32, the conversion option is considered a derivative as the Company will be required to provide a variable number of shares in its own equity should a holder decide to exercise the conversion option. Accordingly, the conversion feature is recorded as a financial liability and stated at fair value at the end of each period. Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

(f)	Share Purchase Warrants

At June 1, 2010, the Company had 33.7 million non-brokers share purchase warrants outstanding with C$ exercise prices included in equity. Under IAS 39, Financial Instruments - Recognition and Measurement, share purchase warrants issued with exercise prices denominated in a currency other than the functional currency of the entity are classified and presented as derivative liabilities and measured at fair value. Accordingly the carrying amount of all non-broker share purchase warrants were reclassified from equity to non-current liabilities and re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. The share purchase warrant liability has been re-measured each period end with the difference to mark-to-market gain (loss) on share purchase warrants.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 149

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars, unless otherwise noted)

Transaction costs related to warrants classified as derivatives are expensed under IFRS as opposed to an offset to the warrants equity balance under Canadian GAAP. Transaction costs associated with share purchase warrants of $1,912,458 were expensed during the third quarter of fiscal 2011.

(g)	Re-measurement of share-based compensation expense

As allowed by Canadian GAAP, the Company made a single fair value estimate for all tranches included in a given grant of share purchase options, recognized share-based payments on a graded vesting schedule and recognized the impact of actual forfeitures as they occurred. Under IFRS 2, individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Furthermore, forfeitures have to be estimated and incorporated in measurement of stock-based compensation. This has resulted in differences in the amount of share-based payment expense that recognized under IFRS with corresponding adjustments to share-based payment reserve (contributed surplus under Canadian GAAP).

(h)	Borrowing costs

Under IAS 23, the Company capitalizes interest on qualifying assets. Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. Borrowing costs are capitalized to Mineral property, plant and equipment.

(i)	Componentization of mineral property, plant and equipment

Under Canadian GAAP, the Company followed a practice of depreciating plant and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment, (“IAS 16”) requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The company reviewed componentization of its mineral property, plant and equipment, and identified certain additional components. Retroactive application of IAS 16 resulted in a decrease in the carrying amounts of mineral property, plant and equipment and an increase in accumulated deficit.

(j)	Non-controlling interests and dilution gains

Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and shareholders’ equity in the statement of financial position and the non-controlling interests’ share of income (loss) were deducted in calculating net income (loss) and comprehensive income of the entity. Under IFRS, the non-controlling interests’ share of the net assets is included in equity and their share of the comprehensive income is allocated directly to equity. Under Canadian GAAP dilution gains are recorded within the statement of operations. Under IFRS dilution gains which do not lead to a loss of control are recorded as an equity transaction. For the year ended May 31, 2011 this resulted in an increase to net loss of $449,572 and a corresponding increase to equity in relation to dilution gains recorded under Canadian GAAP.

(k)	Shareholders’ Equity and Deficit adjustments

The following details the changes in total shareholder’s equity and the increase (decrease) of the accumulated deficit of the Company:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 150

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2012 and 2011
(Expressed in United States dollars, unless otherwise noted)

Change in shareholders' equity balances		June 1, 2010	May 31, 2011

Reclassification of share purchase warrants from equity to liabilities	(f)	(11,890,265)	(25,445,925)
Re-measurement of unvested stock options	(g)	(28,883)	(532,539)
Reclassification to share capital on exercise of share purchase warrants	(f)	200,298	9,742,652
Reclassification of conversion feature from equity to liability	(e)	(495,121)	(42,817)
Eliminate cumulative translation adjustment to deficit		6,733,242	6,733,242
Adjustments to deficit (table following)		1,587,565	2,130,947
		(3,893,164)	(7,414,440)

Adjustments impacting deficit		June 1, 2010	May 31, 2011

Eliminate cumulative translation adjustment to deficit		6,733,242	6,733,242
Impact of change in functional currency of subsidiaries	(a)	(4,277,618)	(4,497,612)
Impact of unwinding the discount of provision for closure and reclamation due to passage of time, net of amortization of related asset	(b)	470,125	573,377
Re-measurement of unvested stock options	(g)	28,883	80,236
Re-measurement of share purchase warrants at fair value	(f)	6,659,063	6,551,710
Transaction costs associated with share purchase warrants expensed	(f)	-	(1,912,458)
Re-measurement of conversion liability at fair value	(e)	239,028	495,110
Recognition of and change in community support obligation	(d)	(7,635,659)	(8,128,089)
Capitalization of borrowing costs	(h)	-	357,774
Impact of componentization of mineral property, plant and equipment	(i)	(629,499)	(629,499)
Difference in treatment of non-controlling interests	(j)	-	2,507,156
		1,587,565	2,130,947

Form 20-F_Fiscal Year Ended 2012 May 31	Page 151

ITEM 18.	FINANCIAL STATEMENTS

Please refer to “Item 17 — Financial Statements”.

ITEM 19.	EXHIBITS

(a)	Financial Statements – Please refer to “Item 17”

Description of Document

Cover Sheet

Management Report on Internal Controls over Financial Reporting

Independent Auditors’ Report of Registered Public Accounting Firm dated August 29, 2012 Report of Independent Registered Public Accounting Firm dated August 29, 2012 Balance Sheets as at May 31, 2012, May 31, 2011, and June 1, 2010

Consolidated Statements of Operations and Comprehensive Income (Loss) for Year Ended May 31, 2012, and Year Ended May 31, 2011

Consolidated Statements of Changes in Equity (Deficiency)

Consolidated Statements of Cash Flows for Year Ended May 31, 2012, and Year Ended May 31, 2011

Notes to the Consolidated Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document
1.A.	Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd.
2.A.	Shareholder Rights Plan (incorporated by reference to Exhibit 2.A. to the Company’s Annual Report on Form 20-F for the fiscal year ended May 31, 2011, filed with the SEC on September 9, 2011)
2.B.	Amended and Restated Senior Secured Notes Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada made as of March 25, 2009 (incorporated by reference to Exhibit 2.B. to the Company’s Amendment No. 2 to its Annual Report on Form 20-F for the fiscal year ended May 31, 2009, filed with the SEC on January 2, 2010)
4.T.	Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A. (incorporated by reference to Exhibit 4.T. to the Company’s Amendment No. 3 to its Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on January 11, 2010)
4.V.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (original Spanish version) (incorporated by reference to Exhibit 4.V. to the Company’s Amendment No. 3 to its Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on January 11, 2010)
4.W.	Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (English translation of original Spanish version) (incorporated by reference to Exhibit 4.W. to the Company’s Amendment No. 2 to its Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on February 11, 2010)
8	Subsidiaries of Petaquilla Minerals Ltd.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 152

11.A.	Code of Business Ethics and Conduct dated May 31, 2008 (incorporated by reference to Exhibit 11.A. to the Company’s Amendment No. 3 to its Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on January 29, 2010)
11.B.	Whistle-Blower Policy dated May 31, 2008 (incorporated by reference to Exhibit 11.B. to the Company’s Amendment No. 3 to its Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on January 29, 2010)
12.A.	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.B.	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.A.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Form 20-F_Fiscal Year Ended 2012 May 31	Page 153

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 11th day of September, 2012.

PETAQUILLA MINERALS LTD.

By:	/s/ Joao Manuel	By: /s/ Ezequiel Sirotinsky
	Joao Manuel, Chief Executive Officer	Ezequiel Sirotinsky, Chief Financial Officer
	(Principal executive officer)	(Principal financial and accounting officer)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 154

EXHIBIT 1.A.
Incorporation No. BC0298967

BUSINESS CORPORATIONS ACT

ARTICLES
OF
PETAQUILLA MINERALS LTD.

PART I – INTERPRETATION

1.	Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise: "adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11; "board" and "directors" mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

"Interpretation Act" means the Interpretation Act, R.S.B.C. 1996, c. 238;

"trustee" i n relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee i n bankruptcy of the shareholder.

1.2	Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3	Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4	Conflict i n definitions

If there is a conflict between a definition i n the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail i n relation to the use of the term in these Articles.

1.5	Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 155

PART 2 – SHARES AND SHARE CERTIFICATES
** see footer

2.1.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non -transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address an d neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non -transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgement, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue

Form 20-F_Fiscal Year Ended 2012 May 31	Page 156

in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3 – ISSUE OF SHARES

3.1	Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2	Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS
** see footer

4.1	Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

4.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

** Part 4 Amended and Replaced on December 1, 2011

Form 20-F_Fiscal Year Ended 2012 May 31	Page 157

4.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

4.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

4.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1	Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2	Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3	Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 – BORROWING POWERS

6.1	Powers of directors

The directors may from time to time on behalf of the Company:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 158

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1	Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2	When annual general meeting is deemed to have been held

If all of the shareholders who-are entitled to vote at an animal general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3	Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4	Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

7.5	Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

a) if and for so long as the Company is a public company, 21 days;

Form 20-F_Fiscal Year Ended 2012 May 31	Page 159

(b) Otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6	Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7	Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8	Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) State the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) At the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) During statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1	Special business

At a meeting of shareholders, the following business is special business:

(a) At a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) At an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) Consideration of any reports of the directors or auditor;

Form 20-F_Fiscal Year Ended 2012 May 31	Page 160

(iv) The setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) The appointment of an auditor;

(vii) The setting of the remuneration of an auditor;

(viii) Business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2	Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

8.4	One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

8.5	Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6	Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7	Lack of quorum

If, within 1/2 hour from the tune set for the holding of a meeting of shareholders, a quo rum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same

Form 20-F_Fiscal Year Ended 2012 May 31	Page 161

day in the next week at the same time and place.

8.8	Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quo rum is not present within 1/2 hour from the lime set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10	Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12	Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13	Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14	Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs,

Form 20-F_Fiscal Year Ended 2012 May 31	Page 162

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

8.15	Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.16	Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17	Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18	Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19	Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20	Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.21	Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.22	Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Section:

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 163

PART 9 – VOTES OF SHAREHOLDERS

9.1	Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares 'hider Article 9.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2	Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of share holders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3	Votes by joint shareholders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, per sonally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4	Trustees as joust shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5	Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 9.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation

Form 20-F_Fiscal Year Ended 2012 May 31	Page 164

could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

9.6	When proxy provisions do not apply

Articles 9.7 to 9.13 do not apply to the Company if and for so long as it is a public company.

9.7	Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

9.8	Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

9.9	When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 9.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

9.10	Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints......................... or, failing that person, ......................... as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this ........... day of ..................................... , ...............

.....................................................
Signature of shareholder

Form 20-F_Fiscal Year Ended 2012 May 31	Page 165

9.11	Provision of proxies

A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place' specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

9.12	Revocation of proxies

Subject to Article 9.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any tune up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

9.13	Revocation of proxies must be signed

An instrument referred to in Article 9.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 9.5.

9.14	Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received :

(a) at the registered office of the Company, at any tune up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

9.15	Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 – DIRECTORS

10.1	Number of directors

The number of directors, excluding additional directors appointed raider Article 11.8, is set at:

Form 20-F_Fiscal Year Ended 2012 May 31	Page 166

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4.

10.2	Change in number of directors

If the number of directors is set under Articles 10.1(a)(i) OR 10.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3	Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4	Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5	Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

10.6	Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7	Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 167

10.8	Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any f und and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 11 – ELECTION AND REMOVAL OF DIRECTORS

11.1	Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

11.2	Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

11.3	Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such tune continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

11.4	Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the

Form 20-F_Fiscal Year Ended 2012 May 31	Page 168

retiring directors are not filled by that election, those retiring directors who are not re -elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5	Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6	Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fe wer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

11.7	Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8	Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors raider Article 11.1(a), but is eligible for re-election or re-appointment.

11.9	Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office
pursuant to Articles 11.10 or 11.11.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 169

11.10	Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11	Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 – PROCEEDINGS OF DIRECTORS

12.1	Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2	Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

12.3	Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

12.4	Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all

Form 20-F_Fiscal Year Ended 2012 May 31	Page 170

purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5	Who may call extraordinary meetings?

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

12.6	Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

12.7	When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver wider Article 12.9.

12.8	Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non -receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9	Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10	Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 171

12.12	If only one director

If, in accordance with Article 10.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 – COMMITTEES OF DIRECTORS

13.1	Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

(i) the power to fill vacancies in the board,

(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

13.2	Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

13.3	Powers of board

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

13.4	Committee meetings

Subject to Article 13.2(a):

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose

Form 20-F_Fiscal Year Ended 2012 May 31	Page 172

one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 14 – OFFICERS

14.1	Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2	Functions, duties and powers of officers

The board may, for each officer:

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

14.3	Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

15.1	Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2	No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3	Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 173

15.4	Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest such other corporation, firm or entity.

PART 16 – INDEMNIFICATION

16.1	Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

16.2	Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 – AUDITOR

17.1	Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2	Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 18 – DIVIDENDS

18.1	Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2	No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3	Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4	Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 174

18.5	Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6	Dividend bears no interest

No dividend bears interest against the Company.

18.7	Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8	Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

18.9	Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19 – ACCOUNTING RECORDS

19.1	Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Coil) orations Act.

PART 20 – EXECUTION OF INSTRUMENTS

20.1	Who may attest seal?

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

Form 20-F_Fiscal Year Ended 2012 May 31	Page 175

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

20.2	Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

20.3	Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

PART 21 – NOTICES

21.1	Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows: (i)

for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

21.2	Deemed receipt of mailing.

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 176

21.3	Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report o r other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4	Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

21.5	Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 21.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 – RESTRICTION ON SHARE TRANSFER

22.1	Application

Article 22.2 does not apply to the Company if and for so long as it is a public company.

22.2	Consent required for transfer

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 177

EXHIBIT 8

Form 20-F_Fiscal Year Ended 2012 May 31	Page 178

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	September 11, 2012

By:	/s/ Joao Manuel
Joao Manuel
Chief Executive Officer
(Principal executive officer)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 179

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	September 11, 2012

By:	/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
Chief Financial Officer
(Principal financial and accounting officer)

Form 20-F_Fiscal Year Ended 2012 May 31	Page 180

EXHIBIT 13.A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joao Manuel, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Joao Manuel
Joao Manuel
(Principal executive officer)

Dated: September 11, 2012

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 181

EXHIBIT 13.B

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended May 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ezequiel Sirotinsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
(Principal financial and accounting officer)

Dated: September 11, 2012

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F_Fiscal Year Ended 2012 May 31	Page 182