Form 20-F
period 2013-06-30
PETAQUILLA MINERALS LTD
filed 2013-11-06
CIK 947121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________

OR

[ X ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from June 1, 2012, to June 30, 2013

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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
Telephone (604) 694-0021, facsimile (604) 694-0063, email: esirotinsky@petaquilla.com
Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada V6Z 1S4
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

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

222,330,161 common shares, without par value, as at June 30, 2013

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
[   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes [ X ] No

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 2

PETAQUILLA MINERALS LTD. SECURITIES AND EXCHANGE COMMISSION FORM 20-F TABLE OF CONTENTS

		Page No.

	GLOSSARY OF MINING TERMS	8
	CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES	10
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	10
	CURRENCY PRESENTATION	11
	EXPLANATORY NOTE	12
	INTRODUCTION	12

PART I		12

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3.	KEY INFORMATION	12

3.A.	Selected Financial Data	12
3.B.	Capitalization and Indebtedness	13
3.C.	Reasons for the Offer and Use of Proceeds	13
3.D.	Risk Factors	13
	Mining operations and projects are vulnerable to supply chain disruptions and our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant equipment.	14
	We face uncertainty and risks in our exploration and project evaluation activities.	14
	We face many risks related to the development of our mining projects that may adversely affect our results of operations and profitability.	15
	We may require additional funding in order to continue our operations.	15
	Our consolidated financial statements are prepared on a going concern basis.	16
	Our level of indebtedness could adversely affect our business.	16
	We face many risks related to our operations that may adversely affect our cash flows and overall profitability.	17
	Mineral prices can fluctuate dramatically and have a material adverse effect on our results of operations.	17
	We face risks related to operations in foreign countries.	18
	The requirements of the Ley Petaquilla may have an adverse impact on us.	18
	Our operations are subject to environmental and other regulation.	19
	Our directors and officers may have conflicts of interest in connection with other mineral exploration and development companies.	20
	Environmental protestors are present in Panama.	20
	Our common shares are subject to penny stock rules, which could affect trading in our shares.	20

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 3

	U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.	20
	If we have been or are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, our U.S. Holders may be subject to adverse U.S. federal income tax consequences.	21
	We face competition from companies with greater financial resources and operational capabilities.	21
	We may not pay dividends on our common shares in the foreseeable future.	21

ITEM 4.	INFORMATION ON THE COMPANY	21

4.A.	History and Development of the Company	21
	Molejon Property – Panama	23
	Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years	23
	Current Principal Capital Expenditures and Divestitures	23
	Public Takeover Offers	24
4.B.	Business Overview	24
	Molejon Property – Panama	24
	Lomero-Poyatos Property – Spain	25
4.C.	Organizational Structure	25
4.D.	Property, Plants and Equipment	25
	Mineral Concession Lands	25
	Introduction	25
	Property Location - Panama	26
	Location, Access & Physiography	31
	Plant and Equipment	31
	Mine Operations	34
	Mineral Recoveries	34
	Commodity Price	36
	Exploration and Advancement of the Molejon Property	37
	Title	38
	Cerro Petaquilla Concession – Panama	38
	Molejon Property – Panama	38
	Exploration History	38
	Summary of Exploration History and Ownership	38
	Resource and Reserve Estimates	40
	Regional and Local Geology	44
	Mineralization	45
	Doing Business in Panama	45
	Property Location – Spain	48
	Summary of Exploration History and Ownership	48
	Resource and Reserve Estimates	50
	Geology and Mineralization	50
	Outlook – 2014	51

ITEM 4A.	UNRESOLVED STAFF COMMENTS	52

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	52

5.A.	Operating Results	52

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 4

	Year Ended June 30, 2013, Compared to Year Ended May 31, 2012 (prepared in accordance with IFRS)	52
	Year Ended May 31, 2012, Compared to Year Ended May 31, 2011	54
	Year Ended May 31, 2011, Compared to Year Ended May 31, 2010 (both originally prepared in accordance with generally accepted accounting principles in Canada)	55
5.B	Liquidity and Capital Resources	57
	June 3, 2013, Compared with May 31, 2012	57
	May 31, 2012, Compared with May 31, 2011	57
	May 31, 2011, Compared with June 1, 2010	58
5.C.	Research and Development, Patents and Licenses, etc.	59
5.D.	Trend Information	59
5.E.	Off-Balance Sheet Arrangements	61
5.F.	Tabular Disclosure of Contractual Obligations	61
	Commitments	61
	Long-Term Debt	62
	Bank Loans	62
	Finance Lease Obligations	63
	Convertible Loan	64
	Community Support Obligation	65
	Land Lease Agreement	65
	Provision for Closure and Reclamation	65
5.G.	Safe Harbour	66

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	66

6.A.	Directors and Senior Management	66
6.B.	Compensation	68
	Cash and Non-Cash Compensation – Directors and Officers	68
	Option Grants to Directors and Officers During Fiscal Year Ended June 30, 2013	69
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	69
	Defined Benefit or Actuarial Plan Disclosure	71
	Termination of Employment, Change in Responsibilities and Employment Contracts	71
	Directors	71
6.C.	Board Practices	71
6.D.	Employees	72
6.E.	Share Ownership	72

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	74

7.A.	Major Shareholders	74
7.B.	Related Party Transactions	74
7.C.	Interests of Experts and Counsel	75

ITEM 8.	FINANCIAL INFORMATION	75
8.A.	Consolidated Statements and Other Financial Information	75
8.B.	Significant Changes	75

ITEM 9.	THE OFFER AND LISTING	76

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 5

9.A.	Offer and Listing Details	76
9.B.	Plan of Distribution	78
9.C.	Markets	78
9.D.	Selling Shareholders	78
9.E.	Dilution	78
9.F.	Expenses of the Issue	78

ITEM 10.	ADDITIONAL INFORMATION	79

10.A.	Share Capital	79
10.B.	Memorandum and Articles of Association	79
10.C.	Material Contracts	80
10.D.	Exchange Controls	80
10.E.	Taxation	82
	Material Canadian Federal Income Tax Consequences	82
	Dividends	83
	Capital Gains	83
	Material United States Federal Income Tax Consequences	83
	U.S. Holders	84
	Distributions on our Common Shares	84
	Disposition of our Common Shares	85
	Passive Foreign Investment Company	85
	Foreign Tax Credit	86
	Information Reporting and Backup Withholding	86
10.F.	Dividends and Paying Agents	87
10.G.	Statements by Experts	87
10.H.	Documents on Display	87
10.I.	Subsidiary Information	87

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87

	Credit risk	87
	Liquidity risk	87
	Market risk	87
	Currency risk	88
	Interest rate risk	88
	Price risk	88
	Qualitative information about market risk	88

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89

PART II		89

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	87
ITEM 15.	CONTROLS AND PROCEDURES	90
	Management’s Annual Report on Internal Control over Financial Reporting	90

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 6

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 7

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

cut-off grade	the deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit calculations and below which material is considered waste. May be either an external cut-off grade, which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cut-off grade, which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates
diamond drill	a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid sample (drill core) of the material that is drilled
epithermal	a term applied to those mineral deposits formed in and along fissures or other openings in rocks by deposition at shallow depths from ascending hot solutions
indicated mineral resource	that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed
inferred mineral resource	that part of a Mineral Resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
measured mineral resource	that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity
mineral deposit, deposit or mineralized material	a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify under standards of the Securities Exchange Commission as a commercially mineable ore body or as containing ore reserves, until final legal, technical and economic factors have been resolved
mineral reserve	the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined
mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 8

Resource are known, estimated or interpreted from specific geological evidence and knowledge
open pit mining	the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit
ore	a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated
ounces	troy ounces
oz/tonne	troy ounces per metric tonne
ppb	parts per billion
ppm	parts per million
porphyry deposit	a disseminated mineral deposit often closely associated with porphyritic intrusive rocks;
preliminary feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve
probable mineral reserve	the economically mineable part of an Indicated mineral resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Such Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified
proven mineral reserve	the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Such study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified
qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association
stockwork	a rock mass so interpenetrated by small veins of ore that the whole must be mined together. Stockworks are distinguished from tabular or sheet deposits, (i.e. veins or beds), which have a small degree of thickness in comparison with their extension in the main plane of the deposit
tonne	body, metric ton (2,204 pounds)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 9

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards For Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this Transition Report on Form 20-F contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Transition Report on Form 20-F contains forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and other minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, fiscal 2014 strategies and plans, planned recovery rates, estimated production from on/off leach operations, and any potential spin out of our infrastructure division.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 10

evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Transition Report on Form 20-F. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Statements in this Transition Report on Form 20-F regarding expected completion dates of feasibility studies, anticipated mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications. Additional information about these and other assumptions, risks and uncertainties that may affect our future financial performance are set out in Item 3.D. – Key Information – Risk Factors.

Forward-looking statements in this Transition Report on Form 20-F are as of October 31, 2013. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY PRESENTATION

This Transition Report on Form 20-F contains references to United States dollars and Canadian dollars. Unless otherwise indicated, all dollar amounts referred to herein are expressed in United States dollars and all financial information presented has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Canadian dollars are referred to as “CAD$”.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 11

EXPLANATORY NOTE

On August 19, 2013, Petaquilla Minerals Ltd. announced a change to its year-end from May 31 to June 30, pursuant to Part 4.8, Change in Year-End, of National Instrument 51-102, Continuous Disclosure Obligations. As a result, and as accepted by its home-country regulator, the 2013 fiscal year of Petaquilla Minerals Ltd. covered the thirteen month period June 1, 2012, to June 1, 2013. Pursuant to Part 6250.2 of Rule 15d-10(g) and 13a-10(g) of the Securities Exchange Act of 1934, as amended, Petaquilla Minerals Ltd. is required to file this transition report on Form 20-F for the thirteen month transition period from June 1, 2012, to June 30, 2013, with audited consolidated financial statements for the thirteen month period ended June 30, 2013, unaudited financial statements for the twelve month period ended May 31, 2013, and one month period ended June 30, 2013. Thereafter, each subsequent fiscal year will be subject to an annual report on Form 20-F.

INTRODUCTION

Petaquilla Minerals Ltd. is organized under the British Columbia Business Corporations Act. As used in this Transition Report on Form 20-F (the “Transition Report”), the terms “Petaquilla”, “we”, “us” and “our” refer to Petaquilla Minerals Ltd. and our subsidiaries unless otherwise indicated or if the context otherwise requires.

Our principal corporate office is located at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada V6Z 1S4. Our telephone number is 604-694-0021.

We file reports and other information with the SEC located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing its Electronic Data Gathering Analysis and Retrieval (“EDGAR”) system located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators; you may access our reports filed on SEDAR by accessing the following website: www.sedar.com.

The information set forth in this Transition Report is as at October 31, 2013, unless an earlier or later date is indicated.

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

Our selected financial data for the fiscal years ended June 30, 2013, and May 31, 2012, and 2011, was derived from our consolidated annual financial statements, prepared in accordance with IFRS as issued by the IASB, and audited by Ernst & Young, LLP, Chartered Accountants, as indicated in the audit report covering such periods included elsewhere in this Transition Report.

The following table summarizes our selected consolidated financial information for the periods indicated and is extracted from the more detailed consolidated financial statements and related notes included herein. The following

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 12

tables should be ready in conjunction with Item 5 – Operating and Financial Review and Prospects, and the consolidated financial statements included in Item 17. Results for the periods presented are not necessarily indicative of results for future periods.

SELECTED FINANCIAL DATA, DERIVED FROM OUR CONSOLIDATED ANNUAL FINANCIAL STATEMENTS, PRESENTED IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

	Thirteen Months Ended	Year Ended	Year Ended
	June 30, 2013	May 31, 2012	May 31, 2011
	($)	($)	($)
Total revenue	110,667,021	96,126,972	71,708,685
Net income (loss)	(4,601,691)	22,419,634	(3,843,516)
Basic and diluted earnings (loss) per share (1)	(0.02)	0.10	(0.04)
Total assets	217,976,849	186,251,191	128,733,415
Total long-term debt (2)	34,993,708	10,443,250	14,689,811
Shareholders’ equity	53,309,551	55,929,263	10,398,510
Cash dividends declared per share	n/a	n/a	n/a
Capital stock (number of issued and outstanding common shares)	222,330,161	221,863,781	176,429,501

	As at June 30, 2013	As at May 31, 2012	As at May 31, 2011
Cash and cash equivalents	1,855,544	1,975,660	5,712,792
Short term investments	340,000	340,000	200,000
Inventories (3)	27,349,785	15,446,317	13,886,081
Working capital	(85,608,791)	(41,775,106)	(23,848,920)
Long-term debt (2)	34,993,708	10,443,250	14,689,811
Shareholders’ equity	53,309,551	55,929,263	10,398,510
Total assets	217,976,849	186,251,191	128,733,415
(1)

Potential share issuances pursuant to the exercise of stock options, share purchase warrants, finder’s stock options, and conversion of the convertible loan have been excluded from the calculation of diluted earnings per share as the effect is anti-dilutive. Please refer to Note 24 to our consolidated financial statements for the thirteen months ended June 30, 2013.

(2)

Includes bank loans, finance lease obligations, convertible loan, and conversion feature obligation. Please refer to Note 15 to our consolidated financial statements for the thirteen months ended June 30, 2013.

(3)

Includes material and supplies, work-in-process, finished goods and stockpiled ore less non-current stockpiled ore. Please refer to Note 7 to our consolidated financial statements for the thirteen months ended June 30, 2013.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 13

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

We undertake revisions to our resource estimates based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs, which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base. Resource restatements could negatively affect our results, financial condition and prospects, as well as our reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. We, therefore, face intense competition for the acquisition of attractive mining properties.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 14

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

As a result of these uncertainties, the exploration programs and acquisitions we engage in may not result in the expansion or replacement of current production with new resources or operations. Our operating results and financial condition are directly related to the success of our exploration and acquisition efforts and our ability to replace or increase existing resources. If we are not able to maintain or increase our resources, our results of operations and our financial condition and prospects could be adversely affected.

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

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditures and cash operating costs.

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

We have been producing since January 8, 2010, when we achieved commercial production at our Molejon gold property. Considering our increase in cash margin, our improvements in throughput and production capacity at our Molejon gold processing plant, the risk of our requiring additional funding in order to continue our operations

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 15

has reduced. Regardless, different sources of funding, depending on market conditions and the appetite of investors to increase their participation in our company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements, debt repayments and cash commitments. This is dependent on market expectations and on our performance, production and results.

Our consolidated financial statements are prepared on a going concern basis.

Our audited consolidated financial statements for the thirteen months ended June 30, 2013, have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. As of June 30, 2013, we had an accumulated deficit of $128,020,760 (2012 - $123,419,069) and a working capital deficiency of $85,608,791 (2012 - $41,775,106).

Since previously noted as a subsequent event to our filing of our 2013 fiscal year second quarter consolidated financial statements and corresponding Management’s Discussion and Analysis, which disclosed a shortfall of ounces delivered to Deutsche Bank for the month of December 2012, defined as a default under the terms of the Forward Gold and Silver Agreements and, by consequence, the Convertible Loan Agreement, we have been progressively remediating this default situation, by delivering additional metal or making additional cash payments to Deutsche Bank. Full settlement of these overdue deliveries was completed by a cash payment to Deutsche Bank, on September 13, 2013, for all ounces due up to August 31, 2013. Aside from these recently settled delivery defaults, we have been notified by Deutsche Bank of certain other conditions of default, non-financially related, and Deutsche Bank has consequently reserved its rights under the Forward Gold and Silver Agreement and Convertible Loan Agreement until full remediation by us of such conditions of default. Our management and Deutsche Bank have been jointly working on the required remediation actions and our management expects that full compliance with the covenants of the subject agreements should be achieved during our second quarter of our 2014 fiscal year and, therefore, does not expect that Deutsche Bank will call for an early repayment of its open debt balances if we promptly remediate the said outstanding conditions of default. Nevertheless, in accordance with IAS 1, we are required to re-classify all of the Deutsche Bank debt as short-term liabilities and continue to do so for as long as the conditions of default are not remediated.

The re-classification of Deutsche Bank debt as current liabilities, despite management's confidence that all conditions of default will be remedied during the first half of our 2014 fiscal year, raises doubts about our ability to continue as a going concern if we are called upon to settle early all of the Deutsche Bank liabilities. Despite our favourable assets impairment test and positive cash flow budget for our 2014 fiscal year, our ability to continue as a going concern may be dependent on remediation of the remaining non-financial default conditions.

As also disclosed in previous filings, we are discussing alternative financing arrangements with several parties and believe that such discussions will result in our obtaining sufficient liquidity to fund our long-term development plan, alleviate the current working capital deficit and pay out Deutsche Bank's outstanding debt. However, there is no assurance that such financing will be obtained or obtained on commercially favorable terms. Our audited consolidated financial statements for the thirteen months ended June 30, 2013, do not give effect to any adjustment which would be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Our level of indebtedness could adversely affect our business.

Although this risk could affect the our financial situation, as disclosed in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013, it has been managed appropriately making possible that all amounts owing for our Forward Gold and Silver Purchase Agreements were paid on September 13, 2013. We have been discussing alternative financing arrangements with several parties.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 16

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

  changes in interest rates;

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 17

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On October 4, 2013, the afternoon fixing price of gold on the London Bullion Market was $1,309.75 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

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

As part of our strategy to manage country risk, we continue to look to diversify our project portfolio. During fiscal 2012, a majority of our shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L.U. The Lomero-Poyatos Project is located about 85 kilometers northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. and Almada Mining S.A. Pursuant to the NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine dated May 21, 2012, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver. The technical report was prepared by Behre Dolbear International Limited and the Qualified Person was Mr. Richard Fletcher, who is independent of us. This disclosure has been approved by Dr. Andrew Ramcharan, P.Eng., our Executive VP Corporate Development, also a Qualified Person under NI 43-101.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 18

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

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by our Company and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by us as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 19

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

Our directors and officers may have conflicts of interest in connection with other mineral exploration and development companies.

In the event that a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in our company’s best interests. In determining whether or not we will participate in a particular program and our interest therein, our directors primarily consider the potential benefits to us, the degree of risk to which we may be exposed and our financial position at that time. Other than as indicated, we have no other procedures or mechanisms to prevent conflicts of interest.

Environmental protestors are present in Panama.

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. Our operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, we have a contingency plan in place to ensure the continuity of our operations and activities at our Molejon mine.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 20

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

In general, if we are a PFIC in any tax year in which a U.S. Holder (as defined in “Item 10 – Additional Information—E. Taxation—Material United States Federal Income Tax Consequences”) owns our common shares, any gain recognized on a sale by such U.S. Holder of its common shares and any “excess distributions” (as specifically defined in the U.S. Internal Revenue Code of 1986, as amended) paid to such U.S. Holder on its common shares must be ratably allocated to each day in such U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. For more information, see “Item 10 – Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company”.

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

We are a corporation organized under the laws of the Province of British Columbia, Canada. Our legal and commercial name is Petaquilla Minerals Ltd. We were incorporated on October 10, 1985, under the name Adrian Resources Ltd. by registration of our Memorandum and Articles of Association with the British Columbia Registrar of Companies pursuant to the Company Act (British Columbia) (the “BCCA”). The BCCA was replaced by the Business Corporations Act (British Columbia) (the “BCA”) in March 2004 and we are now governed by the BCA. Our name was changed from Adrian Resources Ltd. to Petaquilla Minerals Ltd. on October 12, 2004.

Our principal office is located at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4. The telephone number for our principal office is (604) 694-0021 and the facsimile number is (604) 694-0063.

We have twenty-three subsidiaries as detailed below:

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 21

potential gold deposits within the Cerro Petaquilla Concession lands.

(iv)	Petaquilla Minerals, S.A. owns all of the issued shares of Instituto Petaquilla, S.A., a Panamanian corporation which was formed on April 23, 2007, to conduct training and education programs for our personnel.

(v)	Petaquilla Minerals, S.A. owns all of the issued shares of Brigadas Verdes, S.A., a Panamanian corporation which was formed on March 27, 2007, to coordinate and manage reforestation activities.

(vi)	Petaquilla Minerals, S.A. owns all of the issued shares of Compañìa Minera Belencillo, S.A., a Panamanian corporation formed on September 21, 2005, and which holds 100% interests in Zones 1 and 2 of the Rio Belencillo Concession

(vii)	Petaquilla Gold, S.A. owns 50.2% of the shares of Petaquilla Infraestructura, S.A. (formerly named Petaquilla Power & Water, S.A.), a Panamanian corporation formed on September 21, 2006, primarily for the purposes of (i) designing, constructing, operating, maintaining and installing equipment and networks for the generation, transmission and commercialization of electrical energy; and (ii) developing projects for the production, distribution and commercialization of potable water.

(viii)	Petaquilla Gold, S.A. also owns all of the issued shares of Aqua Azure, S.A., a Panamanian corporation which was formed on October 10, 2006, to purchase, sell, lease, manage, commercialize and hold investment in various moveable goods.

(ix)	We own all of the issued shares of Iberian Resources Corp., which was incorporated in British Columbia, Canada. Iberian Resources Corp. and its directly held subsidiaries of Sulfuros Complejos Andalucia Mining S.L., incorporated in Spain, Almada Mining S.A., incorporated in Portugal, and Corporacion Recursos Iberia S.L., incorporated in Spain, were acquired by us on September 1, 2011.

(x)	Iberian Resources Corp. owns all of the issued shares of Petaquilla Espana, S.L., which was incorporated in Madrid, Spain, on April 10, 2013, to act as a holding company.

(xi)	We own 30% of the issued shares of Azuero Mining Development, S.A., incorporated in Panama. Azuero Mining Development, S.A., in turn, owns 100% of the issued shares of Azuero Mining (BVI) S.A. (formerly Vintage Mining (BVI) Ltd.), incorporated in the British Virgin Islands.

(xii)	We own 47.78% of the issued shares of Panamanian Development and Infrastructure Ltd., formerly Petaquilla Infrastructure Ltd., incorporated in British Columbia, Canada, on May 29, 2009.

(xiii)	We own all of the issued shares of Petaquilla Infraestructura Ltd., which was incorporated in the British Virgin Islands on February 21, 2008.

(xiv)	Petaquilla Infraestructura Ltd. owns all of the issued shares of Panama Desarrollo de Infraestructuras, S.A., formerly Petaquilla Hidro, S.A., a Panamanian corporation formed on October 10, 2008.

(xv)	Panama Desarrollo de Infraestructuras, S.A. owns all of the issued shares of Petaquilla Security, S.A., a Panamamanian corporation formed on April 25, 2007.

(xvi)	Panama Desarrollo de Infraestructuras, S.A. owns all of the issued shares of Panama Central Electrica, S.A., a Panamanian corporation formed on February 16, 2009.

(xvii)	Panama Desarrollo de Infraestructuras, S.A. owns all of the issued shares of PDI Villa del Carmen, S.A. a Panamanian corporation formed on March 18, 2013.

(xviii)	We own all of the issued shares of Petaquilla Infrastructure Holding Company, which was incorporated in British Columbia, Canada, on April 1, 2012

(xix)	We own all of the issued shares of PTQ USA, Inc., which was incorporated in the State of Delaware, USA, on January 29, 2013.

We are engaged in the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. We are currently active in the production and sale of gold from our open pit mine at our Molejon gold project, which achieved commercial production status on January 8, 2010, as well as the exploration of a number of our adjacent mineral concessions in the Republic of Panama. On September 1, 2011, we also acquired properties in Spain and Portugal, most notably the Lomero-Poyatos mine in Andalucia, Spain, with the goal of bringing this former mine back into production and the Banjas/Poco Romano and Jales/Gralheira Projects in Porto, Portugal.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 22

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

Principal Capital Expenditures and Divestitures Over Last Three Fiscal Years

	June 30, 2013	May 31, 2012	May 31, 2011
Mining and Plant Equipment	76,689,719	60,492,988	67,070,155

Other Facilities and Equipment	21,833,478	17,936,487	13,439,311

Pre-Stripping	2,992,164	5,899,451	5,823,718

Provision for Closure and Reclamation	9,022,805	8,399,591	8,220,185

Iberia – Land & Equipment	856,760	444,528	-
Total	111,394,926	93,173,045	94,553,369

Current Principal Capital Expenditures and Divestitures

We have either ongoing or anticipated capital expenditures during our fiscal year ending June 30, 2014. With respect to the planned exploration and advancement of our Molejon property, we anticipate capital expenditures of approximately $18,500,000 during the fiscal year ending June 30, 2014. However, such expenditures are subject to further consideration and to our ability to obtain sufficient cash flow from operations or adequate financing. There is no assurance that we will be successful in obtaining such cash flow or financing.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 23

Public Takeover Offers

During the 13 month period ended June 30, 2013, we received a public takeover offer from a third party in respect of our shares. On September 5, 2012, Inmet Mining Corporation (“Inmet”) (now FQM (Akubra) Inc.) announced its intention to make an offer to acquire all of the outstanding common shares of our company and on September 28, 2012, Inmet filed its formal offer with Canadian securities regulators and mailed the offer and related documents to our shareholders. Under the offer, our shareholders could elect to receive compensation in cash, shares or a combination thereof, as follows:

  0.0109 of a common share of Inmet and CAD$0.001 in cash; or

  a cash amount that is greater than CAD$0.001 but not more than CAD$0.48, and, if such elected cash amount was less than CAD$0.48, that number of common shares of Inmet equal to the excess of CAD$0.48 over the elected cash amount, divided by CAD$43.945.

On October 24, 2012, Inmet’s offer to acquire all of the common shares of our company was adjusted to:

  0.0118 of a common share of Inmet and $0.001 in cash ; or

  a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of common shares of Inmet equal to the excess of $0.60 over the elected cash amount, divided by $50.82.

The offer was open for acceptance until 11:59 p.m. Pacific time on Monday, November 5, 2012, and was subject to certain conditions, including among other things, minimum acceptance of the offer by our shareholders holding at least 50.1 percent of our outstanding shares calculated on a fully-diluted basis. Upon expiry of Inmet’s offer, the minimum tender condition to acquire all of our issued and outstanding shares was not met and, accordingly, Inmet’s offer expired at such time and Inmet did not acquire any of our shares pursuant to their offer.

4. B.	Business Overview

Molejon Property – Panama

We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada. Our primary focus has been the exploration of the Molejon gold deposit, and, commencing January 8, 2010, the production thereof and sale of gold, and the exploration of other mineral properties in the Republic of Panama. For the year ended May 31, 2010, during which we had two production quarters, we generated revenues of $27,542,363 from our commercial production operations. Gold sold during our 2010 fiscal year totaled 24,250 ounces. For the year ended May 31, 2011, we generated revenues of $71,708,685 from our commercial production operations. Gold equivalent sold during our 2011 fiscal year totaled 54,617 ounces. For the year ended May 31, 2012, we generated revenues of $96,126,972 from our commercial production operations. Gold equivalent sold during our 2012 fiscal year totaled 62,870 ounces. For the year ended June 30, 2013, we generated revenues of $110,667,021. Gold equivalent sold during our 2013 fiscal year totaled 64,296 ounces.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 24

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

Lomero-Poyatos Property – Spain

Following our acquisition of the Lomero-Poyatos property in September 2011, our initial focus for this property had been to attain the required environmental, technical and economic permits, which have since been approved by the Andalusian Autonomous Government, the regional government body of Andalusia, Spain. We were granted a Unified Environmental Authorization in December 2011 and all instructions and recommendations from the Andalusian Autonomous Government have since been approved and sanctioned. During our 2012 fiscal year, we also brought our technical report on the property into compliance with National Instrument 43-101. In November 2012, the titling process and finalization of mining rights for our Lomero-Poyatos project, which comprises 13 concessions totalling 176 hectares, was completed and granted to us by the Andalusian Autonomous Government, thus, enabling us to continue our work to bring the mine back into operation.

4. C.	Organizational Structure

Exhibit 8 to this Transition Report on Form 20-F sets out our corporate structure and the mineral properties held by each of our subsidiaries.

4. D.	Property, Plants and Equipment

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 25

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 26

Figure 2
Petaquilla Concessions and Molejon Mine Location Map
Mineral Concesssions Granted by Law Number 9 (Ley Petaquilla)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 27

Figure 3
Concession Map

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 28

Figure 4
Cerro Petaquilla Concession

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 29

Figure 5
Molejon Mine Access Map

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 30

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

We remain a signatory company of the Cyanide Code.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 31

Figure 6
Molejon Gold Project – Molejon Gold Plant

Figure 7	Figure 8
Molejon Gold Project - Aerial view of Main Zone	Molejon Gold Project – Aerial view of NW Zone Pit

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 32

Figure 9
Molejon Gold Project – Crushing and Conveying

Figure 10	Figure 11
Leaching Tanks	Carbon Column Systems

Figure12	Figure 13
Tailings Thickener	View of Tailings Pond

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 33

Mine Operations

Mining at our Molejon gold project, which is divided into three principal regions namely the Northwest Zone, Tajo Abierto Zone and Main Zone, is completely open pit in nature and currently performed under contract. Current production at the pit is conducted through a combination of mechanized mining and blasting.

Mineral Recoveries

During the thirteen months ended June 30, 2013, we mined 2,446,763 tonnes of ore (May 31, 2012 – 3,217,378, May 31, 2011 – 1,670,354) with a content of 1.32 (May 31, 2012 – 1.34, May 31, 2011 – 1.60) g/t of gold, totaling 103,831 (May 31, 2012 – 138,152, May 31, 2011 – 86,161) ounces of gold before recovery. In addition, we mined a total of 3,899,408 (May 31, 2012 – 2,453,201, May 31, 2011 – 2,119,067) tonnes of waste. Total tonnes of rock mined during the thirteen months ended June 30, 2013, was 6,346,170 (May 31, 2012 – 5,670,579, May 31, 2011 – 3,789,421).

At the plant, during the thirteen months ended June 30, 2013, we milled 876,707 (May 31, 2012 – 608,984, May 31, 2011 - 694,179) tonnes of ore, with a content of 2.72 (May 31, 2012 – 3.44, May 31, 2011 – 2.86) g/t of gold. The stated capacity of the plant is 3,500 tonnes per day resulting in annual capacity of 1,277,500. Total recovery for our 2013 fiscal year was 88% and total gold produced was 67,493 (May 31, 2012 – 68,002, May 31, 2011 - 55,566) ounces.

For the thirteen months ended June 30, 2013, we produced 67,493 gold ounces (May 31, 2012 – 68,002, May 31, 2011 – 55,566 gold ounces) and sold a total of 64,296 gold equivalent ounces as compared to 62,870 and 54,617 gold equivalent ounces sold during our 2012 and 2011 fiscal years, respectively. As at June 30, 2013, we also held 142,957 (May 31, 2012 – 95,896, May 31, 2011 – 25,088) stockpiled gold ounces for our leach pad project. As part of our plan to increase gold production at our Molejon gold mine, total ounces of gold stockpiled for future heap leaching production will be processed through on/off lead pad methodology combined with a commercial heap leaching stage expected to be commissioned during calendar year 2014.

The following table reflects our production and operating results from open pit mining operations at Molejon during our 2013 fiscal year:

	Q4	Q3	Q2	Q1	Total
	2013(3)	2013	2013	2013	2013
Gold mined – ounces	18,887	23,267	25,865	36,713	103,832

Gold stockpiled – ounces (1)	142,957	118,154	115,544	112,266	142,957

Gold produced - ounces	11,912	17,674	20,025	17,882	67,493

Gold equivalent produced – ounces	12,191	18,013	20,518	18,459	69,181

Gold equivalent sold – ounces	14,196	14,598	17,905	17,597	64,296

Average realized gold price ($/ounce)	$1,473	$1,647	$1,695	$1,595	$1,601

Cash cost per ounce of gold equivalent sold ($/ounce) (2)	$540	$692	$528	$532	$569
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period
(2)	Please refer to table below for a reconciliation of cash cost per ounce of gold equivalent sold to total cost of sales
(3)	Four month quarter

	Q4	Q3	Q2	Q1	Total
	2013	2013	2013	2013	2013
Production costs ($’000) (1)	13,465	14,675	13,461	11,339	52,940

Less sales of aggregates ($’000)	(4,366)	(167)	(1,172)	(377)	(6,082)
Less Cost Associated to JV
MECO/PDI ($’000)	(1,020)	(3,949)	(867)	(235)	(6,071)
Less Royalties ($’000) (2)	(413)	(463)	(1,963)	(1,358)	(4,197)

Cash operating costs ($’000)	7,666	10,096	9,459	9,369	36,590

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 34

Gold equivalent sold (oz)	14,196	14,598	17,905	17,597	64,296
Cash cost per ounce of gold equivalent sold ($/oz)	$540	$692	$528	$532	$569
(1)

Some reallocations of revenues and costs of production have been made in connection with the disclosure of the results of our infrastructure subsidiary, Panama Desarrollo de Infraestructura, S.A. (“PDI”). Sales of aggregates were originally disclosed as a by-product against cost of production. However, since PDI has started to execute during the last quarter of the thirteen months ended June 30, 2013, an aggregate purchase contract signed with Minera Panama, S.A. in an amount of $100 million over a three-year period, due to its materiality we re-classified the sales of aggregates from cost of production to revenue for comparative purposes.

(2)

On February 25, 2013, we and Inmet signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Panama. In conjunction with this term sheet, Inmet has waived its right to 5% royalties from our sales at our Molejon mine. The waiver resulted in a gain of $13,348,341 that has been recorded within non-operating income (expenses) during the three months ended February 28, 2013.

The following table reflects our production and operating results from open pit mining operations at Molejon during our 2012 fiscal year:

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	2012
Gold mined – ounces	31,590	36,304	37,056	33,203	138,153
Gold stockpiled – ounces (1)	95,897	84,572	63,878	43,213	95,897
Gold produced - ounces	17,725	14,163	18,100	18,014	68,002
Gold equivalent produced – ounces	18,122	14,427	18,496	18,458	69,503
Gold equivalent sold - ounces	15,546	13,040	16,297	17,987	62,870

Average realized gold price ($ per ounce)	$1,617	$1,622	$1,717	$1,600	$1,640
Cash cost per ounce of gold sold ($ per ounce)	$650	$616	$546	$537	$584
(1)	Total ounces of gold stockpiled as at the end of each period

The following table reflects our production and operating results from open pit mining operations at Molejon during our 2011 fiscal year:

	Q4	Q3	Q2	Q1	Total
	2011	2011	2011	2011	2011
Gold mined – ounces	25,302	18,566	24,330	17,963	86,161
Gold stockpiled – ounces (1)	25,088	14,618	9,803	7,216	25,088
Gold produced - ounces	16,735	12,825	15,268	10,738	55,566
Gold equivalent produced – ounces	17,240	13,020	15,451	10,864	56,575
Gold equivalent sold - ounces	14,843	14,064	13,320	12,390	54,617

Average realized gold price ($ per ounce)	$1,472	$1,377	$1,328	$1,206	$1,348
Cash cost per ounce of gold sold ($ per ounce)	$525	$627	$640	$729	$625
(1)	Total ounces of gold stockpiled as at the end of each period.

Cash cost per ounce of gold equivalent sold for fiscal years 2012 and 2011 has been determined as follows:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 35

	May 31, 2012	May 31, 2011
Production costs ($000)	45,893	39,157
Less sales of aggregates ($000)	(1,235)	-
Less Cost Associated to JV MECO-PDI ($000)	(1,249)	-
Less Royalties ($000)	(6,717)	(4,995)
Cash operating costs ($000)	36,692	34,162
Gold equivalent sold (oz)	62,870	54,616
Cash cost per ounce of gold equivalent sold ($/oz)	$584	$625

Commodity Price

During our 2013 fiscal year, gold ranged from a low of $1,192/ounce (London Fix; June 28, 2013) to a high of $1,791.75/ounce (London Fix; October 4, 2012). Our average realized gold price per ounce was $1,601 with the below charts reflecting gold prices for both the 2012 and 2013 calendar years.

Commercial production at our Molejon mine commenced on January 8, 2010, and we have, therefore, completed four fiscal years since production began. Reserve estimates and gold production data are used as the primary basis for calculation of mineral property cost depletion for the relevant years as follows:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 36

Fiscal year	Gold production	Estimated remaining reserves
	(ounces poured)	(total recovered ounces)
2010	56,185	428,815
2011	55,566	559,756
2012	68,002	491,754
2013	67,493	424,261

The base estimated reserves used in the calculation were as follows:

Ounces
Opening estimated reserves	485,000
Gold ounces produced during 2010	(56,185)
Remaining reserves as at May 31, 2010	428,815

Remaining reserves as at May 31, 2010	428,815
Gold ounces produced during 2011	(55,566)
Additional reserves in the Behre Dolbear April 2011 report	186,507
Remaining reserves as at May 31, 2011	559,756

Remaining reserves as at May 31, 2011	559,756
Gold ounces produced during 2012	(68,002)
Remaining reserves as at May 31, 2012	491,754

Remaining reserves as at May 31, 2012	491,754
Gold ounces produced during 2013	(67,493)
Remaining reserves as at June 30, 2013	424,261

Our mineral reserves and resources were determined using a cut-off grade of 0.1 g/t of gold, and a gold price of $1,250. For complete details of resources and reserves as at January 2011, please refer to our revised Molejon Project NI 43-101 Technical Report completed by Behre Dolbear & Company (USA), Inc. in May 2012 (effective date of September 2011).

Exploration and Advancement of the Molejon Property

During the thirteen months ended June 30, 2013, pre-stripping activities at the mine progressed and were in line with our updated mine plan. Total pre-stripping work, which has been divided into five stages, will provide access to 4,100,000 tonnes of ore representing approximately 261,000 ounces of contained gold for the simultaneous feeding of our processing plant and our on/off leach operation. As at the end of fiscal 2013, stages one through five of the pre-stripping plan had been completed. As a result, at the end of fiscal 2013, approximately 3,500,000 tonnes of ore and 213,000 contained gold ounces have been mined and partly processed or stockpiled for future production.

In addition, during the thirteen months ended June 30, 2013, we completed a production expansion plan at our Molejon Mine with the installation of a fourth ball mill to our production process, along with two additional leach tanks, two additional carbon-in-pulp tanks, one additional thickener and liner screen and doubled our ADR and electro-winning capacity. In order to support the plant’s additional capacity, our infrastructure subsidiary, Panama Desarollo de Infraestructura, S.A. commissioned a second Sandvik mobile crushing system, increasing aggregate production and in-pit crushing operations by approximately 10,000 tonnes per day.

With respect to exploration activities, during the thirteen months ended June 30, 2013, a National Instrument 43-101 101 ("NI 43-101") compliant resource and reserve estimate was completed by Behre Dolbear & Company (USA) Inc. ("Behre Dolbear") for the Botija Abajo deposit, associated with our Molejon gold operations. In addition, a NI 43-101 compliant Pit Constrained mineral inferred resource for our Palmilla deposit, located on our wholly-owned Belencillo concession and associated with our Molejon gold operations, was completed. Further, subsequent to our 2013 fiscal year, an additional NI 43-101 compliant In Pit Whittle Constrained measured, indicated and inferred resource for our Palmilla deposit was completed. Disclosure regarding these estimates can be reviewed in the Resource and Reserve Estimates section of this Transition Report on Form 20-F.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 37

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

Summary of Exploration History and Ownership

Year	Party	Exploration and Property History Description
1968 – 1969	United Nations Development Program (UNDP)	Regional geological and geochemical survey of central Panama by the UNDP; widespread silicification and copper mineralization discovered in the area of the Petaquilla and Botija deposits. Stream sediment sampling field magnetometry and preliminary drilling resulted in the discovery of the Petaquilla, Botija, Vega, and Medio deposits.
1969 – 1976	Panama Mineral Resources Development Company (PMRD)	Panamanian government tendered Petaquilla Concession exploration rights to international bidding; concession awarded in 1971 to Panama Mineral Resources Development Company (PMRD), a consortium of seven Japanese copper companies. Approximately 14,000 metres of drilling at Petaquilla, Botija, Medio, and Vega; preliminary Resource and Reserve calculations based on prefeasibility report completed. Feasibility work updated; unsuccessful negotiations with the Panamanian government over terms of production; property abandoned in 1980 for 10 years.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 38

1990 – 1992	Minnova Inc.	Property acquired by Minnova Inc. (now Inmet Mining Corporation) (80%) and Georecursos International, S.A. (20%). Exploration activity included regional lithogeochemical sampling.

1991 – 1992	Minnova - Geotec	Minnova and Geotec completed regional geochemical rock sampling covering the southeastern two-thirds of the original Petaquilla concession. Their work identified anomalous gold (>100 ppb) and arsenic (>12 ppm) values at Molejon area.

1992 – 1993	Adrian Resources Ltd. (Adrian)	Our company, Adrian Resources Ltd. (now Petaquilla Minerals, Ltd.) was granted an option to earn 40% of Minnova’s interest through cash payments, work commitment, and production of a feasibility study. We subsequently acquired Georecurso’s interest, bringing our total interest to 52%, and started formal exploration at Molejon in 1993 with preliminary geological mapping and silt and rock sampling. Mapping of quartz vein and quartz breccias outcrops returned anomalous gold values between 1.0 and 8.0 g/t gold.

1992 – 1995	Adrian	We carried out grid-based soil sampling and magnetic surveying, geologic mapping of selected areas, and starting February 1994, drilling of approximately 394 diamond drill holes in Petaquilla, Botija, and other exploration targets. Activity included investigation of the Valle Grande deposit and discovery of epithermal gold mineralization at Molejon, as well as identification or investigation of several other targets (Botija Abajo, Brazo, Faldalito, Cuatro Crestas, Lata, Orca).

1994 – 1995	Adrian	Auger drilling completed at 25 metre intervals along lines spaced 50 metres apart in a 1,200 metre by 1,200 metre area. Prospect drilling and magnetic surveys were followed by a second phase of drilling in June 1994. This phase of drilling comprised 4,155.3 metres of drilling in 24 holes and led to the discovery of significant epithermal gold and silver mineralization hosted predominantly within quartz breccia and altered feldspar-quartz porphyry intrusive. We completed a further drilling program at Molejon in 1995 comprised of 10,504.4 metres in 94 drill holes.

1997	Minera Petaquilla, S.A.	Minera Petaquilla, S.A. (Minera Petaquilla) was formed by us, Inmet Mining Corporation, and Teck Corp. The Petaquilla Concession was granted by the Government of Panama to Minera Petaquilla through a Contract Law named “Ley Petaquilla, Contrato N° 9 del 26/02/97” covering a total of 13,600 ha.
1997		In May 1997, SGS Lakefield Research Ltd. conducted metallurgical test work on Molejon samples. This test work included preliminary flotation tests on six Molejon composite samples.

2004	Petaquilla Minerals Ltd.	On October 12, 2004, we changed our name to Petaquilla Minerals Ltd. to correspond with our Petaquilla project in Panama. On December 13, 2004, we entered into a letter of intent with Teck and Inmet. Under the letter of intent, we may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla, S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the us, Teck and Inmet. In December 2004, the Company resumed exploration within the Petaquilla project in Panama.

2005	Petaquilla Minerals Ltd. Minera Petaquilla	We created two companies, a subsidiary in Panama named Petaquilla Gold, S.A. and Petaquilla Copper Ltd., to handle exploration, development, and operations of gold interests (Molejon) and copper deposits, respectively. Minera Petaquilla undertook a large trenching program comprised of 5,000 metres in 113 trenches during the summer of 2005. The trenches were often no more than 2 metres deep mostly on weathered material to fresh rock. Minera Petaquilla developed the mine plan (2005) that has been approved by the government.

2006	Petaquilla Minerals Ltd.	In 2006, we excavated 12,294 metres of new trenches and drilled 220 core holes on a 14,005 metre Phase II drill program, including 11,398 metres devoted to infill drilling to confirm resource estimates, 980 metres of condemnation drilling to establish the location of the plant site, and 1,627 metres devoted to exploration drilling.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 39

2007 - 2009	Petaquilla Minerals Ltd.	Inmet Mining Corporation purchases all of the outstanding shares of Petaquilla Copper Ltd. and makes agreements with Teck creating Cobre Panama, which is the owner of Minera Panama S.A., formerly Minera Petaquilla, S.A. Currently, there are two companies operating under Law Number 9, Petaquilla Gold S.A. with a concessioned area of 1,186 ha and Minera Panama, S.A. holding the remainder of the concession, 12,414 ha. Phase II drilling at Molejon continued into 2007 to enable mine planning. The mine was developed and the processing plant constructed.
2008		Autoridad Nacional del Ambiente (ANAM), environmental authorities in Panama, on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the Environmental Impact Study Category III, submitted by Petaquilla Gold, S.A., for the implementation of the Molejon Mining Project and other measures mandated by the ANAM.
2009		In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panama issued a letter to us dated November 18, 2009, authorizing our subsidiary, Petaquilla Gold, S.A., to initiate commercial production at our Molejon gold mine located in the District of Donoso, Province of Colon, Republic of Panama.
2010	Petaquilla Minerals Ltd.	Commercial production commenced on January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries near forecast levels. Ore throughput at the process three-ball mills/carbon-in-pulp processing facility was 1,500 tpd with the operating rate planned at 2,200 tpd for the first year of production. Currently, a fourth ball mill plus two additional leach tanks and two additional Carbon-in-pulp tanks, throughput will increase 1,000 tpd beginning in the second quarter of fiscal 2013.

Resource and Reserve Estimates

Resource estimates have been produced at Molejon through the years by different companies including:

  A study completed by SRK Consulting (Canada) Inc. on October 25, 2005

  Subsequent audit of the 2006 drill program by AAT Mining Services released on April 10, 2007

  Updated gold resource estimate by AAT Mining Services based on results obtained through September 2007

The below table shows a summary of historical resources and reserves as reported by different companies.

Year	Source	Historical Mineral Resource/Reserve Estimates
2005	Report: Independent Technical Report and Resource Estimate of the Molejon Gold Project, Colon Province, Panama Prepared by: SRK Consulting (Canada) Inc. Date: October 25, 2005	A National Instrument 43-101 compliant study completed by SRK Consulting (Canada) Inc. established an Inferred Resource on the Molejon Project of 11.2 million tonnes grading 2.48 grams per tonne for total contained resource of 893,000 oz gold using a bottom cut-off grade of 0.5 grams per tonne gold.

2007	Report prepared by: AAT Mining Services Date: April 10, 2007	A National Instrument 43-101 compliant report released following a subsequent audit of our 2007 drill program by AAT Mining Services, which outlined 447,879 ounces of Measured resources, 161,379 ounces of Indicated resources, and 506,294 ounces of Inferred resources.

2007	Report: Resource Estimate of the Molejon Gold Deposit through September 2007, Molejon Gold Deposit, Colon Province, Panama Prepared by: AAT Mining Services Date: October 15, 2007	Updated gold resource estimate based on results obtained through September 2007. AAT Mining Services has estimated a total Measured resource of 593,327 ounces and an Indicated resource of 317,696 ounces at the Molejon Gold deposit. Additionally, an Inferred resource of 458,502 ounces at an average grade of 0.665 grams per tonne above a cutoff of 0.3 grams per tonne was estimated.

2011	Report: Molejon Project NI 43-101 Technical Report, Donoso District,	Behre Dolbear has estimated total proven and probable reserves of 643,266 ounces at the Molejon gold deposit.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 40

Colon Province, Republic of Panama
Prepared by: Behre Dolbear
Date: April 2011

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

Measured and Indicated Mineral Resources
(as of January 1, 2011)
Category		Gold			Silver
	Tonnes	Grade	Contained (oz)	Tonnes	Grade	Contained (oz)
	(000s)	(g/t)		(000s)	(g/t)
Measured	14,743	1.09	514,500	11,417	2.23	819,100
Indicated	16,843	0.56	302,900	14,968	1.31	628,100
Total	31,586	0.80	817,400	26,385	1.74	1,447,200
Aggregate
Measured	0	N/A	N/A	N/A	N/A	N/A
Indicated	61,352	N/A	N/A	N/A	N/A	N/A
Total	61,352	N/A	N/A	N/A	N/A	N/A

Inferred Mineral Resources
(as of January 1, 2011)
	Tonnes (000s)	Gold		Silver
		Grade (g/t)	Contained (oz)	Grade (g/t)	Contained (oz)
Gold and Silver Mineralization (at cut-off of 0.2 g Au/t)
Inferred	3,330	0.35	37,100	1.05	60,200
Aggregate
Inferred	0	N/A	N/A	N/A	N/A

Proven and Probable Reserves
(as of January 1, 2011)
	Tonnes (000s)	Gold		Silver
		Grade (g/t)	Contained (oz)	Grade (g/t)	Contained (oz)
Gold Mineralization
Proven	9,072	1.549	451,884	2.39	697,315
Probable	6,259	0.951	191,382	1.55	311,378
Total	15,330	1.305	643,266	2.05	1,008,693

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 41

Aggregate
Proven	0	N/A	N/A	N/A	N/A
Probable	36,786	N/A	N/A	N/A	N/A
Total	36,786	N/A	N/A	N/A	N/A

The May 2012 Behre Dolbear Report indicates that under the current operating conditions of a 2,500tpd mill process and a 2.2Mt/yr heap leach operation, the life of mine as of January 1, 2011, was approximately 6 years which is expected to be extended by mineralized material from adjacent deposits currently being evaluated.

The Qualified Persons, who prepared the technical information in the May 2012 Behre Dolbear Report, from Behre Dolbear are Robert D. Archibald, Betty L. Gibbs, Richard S. Kunter, Michael D. Martin and Baltazar Solano-Rico. All aforementioned Qualified Persons are independent of our company.

In September 2012, Behre Dolbear released a NI43-101 report titled, “A Technical Report on the Botija Abajo Project, A Satellite Deposit of the Molejon Mine, Donoso District, Colon Province, Republic of Panama” (the “September 2012 Behre Dolbear Report”), adding additional reserves of 210,000 gold equivalent ounces to our Molejon Project.

Highlights of the Economic Analysis in the September 2012 Behre Dolbear Report

  Heap leach mine life of approximately 15 months and milling mine life of approximately six years.

  Based on metallurgical test work and design, we expect to recover and produce approximately 81,000 ounces of gold and 34.8 million pounds of copper from reserves identified in Table 2 below.

  Estimated life-of-mine capital cost of US$35.09 million, including a 30% contingency.

  After-tax net present value (NPV) of $17.46 million at a 5% discount rate generating an internal rate of return (IRR) of 21.29%.

The mineral resources in the Botija Abajo deposit are estimated to contain approximately 6.3 Mt of measured and indicated mineral resources of gold averaging 0.54 grams of gold per tonne and approximately 4.7 Mt of measured and indicated mineral resources of copper averaging 0.49% copper per tonne as set out in Table 1 below. The mineral resources stated in Table 1 below are inclusive of the mineral reserves discussed further below.

TABLE 1 MEASURED AND INDICATED MINERAL RESOURCES WITHIN THE FINAL PIT DESIGN (AS OF SEPTEMBER 1, 2012)
	Au			Cu
	Kt	Contained		Kt	Contained
		g/t	oz		%	Klbs
Measured	4,454	0.572	81,906	1,705	0.487	18,295
Indicated	1,846	0.474	28,136	2,981	0.486	31,929

Total	6,300	0.543	110,042	4,687	0.486	50,225
● Slight numerical differences may exist in table values due to rounding
● Resources are pit constrained
● No inferred Au or Cu contributes any revenue to the economic model
● Measured and Indicated Resources are inclusive of Proven and Probable Reserves

Mineral reserves for the Botija Abajo deposit were estimated from pre-feasibility level pit design work, which includes allowances for 3% mining losses and 10% dilution. The mineral reserves on the Botija Abajo deposit are estimated to contain approximately 6.7 Mt of proven and probable mineral reserves of gold averaging 0.49 grams of gold per tonne and 5.0 Mt of proven and probable mineral reserves of copper averaging 0.44% copper per tonne, so containing approximately 106,000 ounces of gold and 48.7 million pounds of copper. The reserves were estimated based on a $1,600 per troy ounce selling price for gold and a $3.54 per pound selling price for copper. The proven and probable mineral reserves in the Botija Abajo deposit are summarized in Table 2 below.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 42

TABLE 2
PROVEN AND PROBABLE MINERAL RESERVES WITHIN
THE FINAL PIT DESIGN (AS OF SEPTEMBER 1, 2012)
	Au					Cu
	Kt	Contained		Recovered		Kt	Contained		Recovered
		g/t	oz	g/t	oz		%	Klbs	%	Klbs
Proven	4,753	0.55	79,448	0.438	60,524	1,820	0.44	17,747	0.32	12,640
Probable	1,970	0.25	27,291	0.201	20,642	3,181	0.44	30,971	0.32	22,156

Total	6,723	0.49	106,739	0.376	81,166	5,001	0.44	48,718	0.2	34,796
●      Numerical differences may exist in table values due to rounding
●      Proven and Probable Reserves include 3% Mining Losses and 10% Dilution
●      AuEq Contained: approximately 210,200 oz
●      Economic analysis in the Technical Report based on $1,600/oz gold and $3.54/lb copper and 72% recovery – No NSR deductions
● All other parameters are included in the Technical Report

The authors of the September 2012 Behre Dolbear Report, Dr. Robert E. Cameron and Mr. Michael D. Martin of Behre Dolbear, are qualified persons and independent from our company.

In December 2012, Behre Dolbear & Company Ltd. (“Behre Dolbear & Company”) released a NI 43-101 report titled, “Technical Report on the Palmilla Gold Project, Rio Belencillo Zone 1 Concession, Colon Province, Republic of Panama” (the “December 2012 Behre Dolbear Report”), adding 502,800 gold equivalent ounces to our Molejon operation complex. The Palmilla deposit is located in our Belencillo concession and associated with our Molejon gold operations.

The NI 43-101 compliant Pit Constrained mineral inferred resource in the Palmilla deposit are estimated to contain approximately 19.7 Mt of inferred resources of gold as summarized below.

2012 Palmilla Whittle Shell Inferred Resource Estimate at 0.1 g/t Gold Cut-off
	Contained Gold	Contained Copper	Contained Silver	Gold Equivalent
Tonnes in Whittle Shell	Grade/Ounces	Grade / Pounds	Grade/Ounces	Ounces

19,725,000	0.50 g/t / 318,500	0.18% / 80.368 M	0.54 g/t / 345,600	502,800
Note: Gold equivalent is calculated at Gold US$1,600/ounce, Copper US$3.54/pound and Silver US$30/ounce. Resource based on drill values only. Resource estimate effective date is October 26, 2012. Drill hole samples from 2012 were analyzed by ALS Chemex of North Vancouver, BC. Historical project drill hole samples were analyzed by TSL Laboratories of Saskatoon, SK.

The Qualified Persons for the December 2012 Behre Dolbear Report were Messrs. Rejean Sirois and Andrew Phillips as well as Dr. Dion Brandt, all of whom are independent of our company.

In October 2013, an updated NI 43-101 compliant In Pit Whittle Constrained measured, indicated and inferred resource report for our Palmilla deposit was completed. In Pit Whittle Constrained mineral resources in the Palmilla deposit are estimated using a cutoff grade of 0.35 g/t AuEq as shown in Table A below:

TABLE A: Mineral Resources Within Whittle Shell (as of October 9, 2013)
Resources		Au	Cu	Ag	AuEq	Contained	Contained	Contained	Contained
	Kt
Category		g/t	%	g/t	g/t	Au (oz.)	Cu (Klbs.)	Ag (oz.)	AuEq (oz.)
Measured	2,500	0.81	0.29	0.99	1.26	64,700	16,000	79,700	101,000
Indicated	24,530	0.56	0.24	0.86	0.94	444,700	128,000	676,100	740,000
Measured & Indicated	27,020	0.59	0.24	0.87	0.97	509,400	143,900	755,800	841,000

Inferred	11,060	0.40	0.22	0.67	0.76	144,000	54,600	239,200	269,000

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 43

- Numbers may differ due to rounding
- Resources are constrained within Whittle shell
- Resources are reported using 0.35 g/t AuEq. cut-off
- Gold Equivalent Ounces Measured & Indicated 841,000 and Inferred 269,000
- Gold $1,400/oz Copper $3.50/lb Silver $30/oz
- Recoveries Au 85%, both Ag and Cu 75%
- Cost: $2.10/t mined, processing and G & A $14.00/t processed
- Royalties Au 4% and Cu 5%

Gold equivalent was calculated using Au, Cu and Ag prices and recoveries. Drill hole samples from 2012 were analyzed by ALS Chemex of North Vancouver, BC. Historical project drill hole samples were analyzed by TSL Laboratories of Saskatoon, SK.

The Qualified Person for this October 2013 report was Mr. Yann Camus, Eng., of SGS Canada Inc., and he is independent of our company.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 44

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

In his last year in office, the president, Ricardo Martinelli, will focus on upgrade of transport and logistics

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 45

infrastructure, which forms part of plans to upgrade Panama into a regional hub. Leading indicators confirm that the economy is slowing from double-digit rates, but it will still grow by an average of 7% in 2013-14.

We note the risk assessment ratings for Panama by The Economist Intelligence Unit are in the mid-range, as shown below.

Overview
Panama Risk Assessment
	Sovereign	Currency	Banking	Political	Economic	Country
September	Risk	Risk	Sector Risk	Risk	Structure Risk	Risk
2013
	BBB	BBB	BBB	BBB	BB	BBB
Rating Band Characteristic
BBB	Capacity and commitment to honour obligations currently, but somewhat susceptible to changes in economic climate.
BB	Capacity and commitment to honour obligations currently but susceptible to changes in economic climate.
B	Capacity and commitment to honour obligations currently, but very susceptible to changes in economic climate.

Sovereign risk - Creditworthiness is supported by an established system of dollarisation and a manageable public debt/GDP ratio—estimated at 39% of GDP currently—although this excludes contingent liabilities related to turn-key public-works projects amounting to over $2 billion. The government ran a fiscal deficit equivalent to 2% of full-year GDP in the first half of 2013, and GDP growth is slowing from double digit-rates, but economic performance remains supportive.

Currency risk - Strong foreign direct investment inflows related to a raft of public and private capital projects support currency risk.

Banking sector risk - Low levels of non-performing loans, together with high capitalisation and liquidity levels, underpin the outlook for the banking sector.

Political risk - Speculation that the president, Ricardo Martinelli, may seek a way around the current bar on consecutive re-election is sustaining political uncertainty as campaigning for the May 2014 presidential election gets underway.

Economic structure risk - Panama’s reliance on services exports and a small local productive base creates some external vulnerabilities.

Mining has not historically been a significant factor in the Panamanian economy and, consequently, Panama does not have the infrastructure and trained personnel required for modern mining operations. The government of Panama has, however, included the development of mineral resources in its economic plan to diversify the

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 46

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

Panama's currency, the Balboa, is at parity with the U.S. dollar. Exchange transactions are allowed in U.S. dollars

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 47

and, as a result, foreign currency fluctuations may be material for us to the extent that fluctuations between the Canadian and U.S. dollar are material.

Property Location – Spain

Our Lomero-Poyatos project is located at 37°48’N / 6°56’W in Huelva Province of the Autonomous Community of Andalucia in Southern Spain, about 500 kilometers south of Madrid, 85 kilometers north-west of Seville, and 60 kilometers north-east of the port of Huelva, in the northeast part of the Iberian Pyrite Belt.

Figure 14
Lomero-Poyatos Project Location

Figure 15
Lomero-Poyatos Concession Area (covers 56 hectares and with underground rights comprising 175.6 hectares)

Summary of Exploration History and Ownership

Our subsidiary, Corporacion Recursos Iberia S.LU.. acquired an interest in the historic Lomero-Poyatos mine from the previous owner, Recursos Metalicos SL (RMSL) and commissioned Behre Dolbear International Limited to prepare a preliminary geological model and mineral resource estimate of the Lomero-Poyatos deposit based on available historic data. It is this work that forms the basis for our present NI 43-101 report on Lomero-Poyatos.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 48

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

Since our acquisition of the Lomero-Poyatos mine in September 2011, we obtained the required environmental, technical and economic permits, a Unified Environmental Authorization, and brought our brought our technical report on the property into compliance with National Instrument 43-101 during our 2012 fiscal year. During our 2013 fiscal year, the titling process and finalization of mining rights for our Lomero-Poyatos project was completed and granted to us by the Andalusian Autonomous Government, thus, enabling us to continue our work to bring the mine back into operation. We, subsequently, engaged in a drilling campaign of over 20,000 metres, completed a twin drill program to upgrade the existing NI 43-101 resource estimate from inferred mineral resources to a measured and indicated basis, prepared for dewatering the mine including conditioning the 300-metre deep Renato Tap, advanced towards a NI 43-101 compliant feasibility study through resource upgrade work, constructed a project office building, improved project internal roads, infrastructure and communications channels, adopted personal protection measures in preparation for the initiation of mining activities, and implemented key environmental protection measures, including the protection of native flora and fauna. In order to access the galleries to commence a bulk sampling program and a drilling program, we commenced construction of a mine access ramp, which will permit access to the first ore chamber from where we will continue to other stopes.

Figure 16
Ramp Construction

Figure 17
Drilling

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 49

Figure 18
Review of Core Samples

Resource and Reserve Estimates

In May 2012, Behre Dolbear International Limited (“Behre Dolbear International”), produced its report titled, “NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” to update its report originally issued July 29, 2011. According to this report, the Lomero-Poyatos deposit, with the application of potential underground mining constraints, is estimated to have Inferred Mineral Resource of 6.07 Mt averaging 4.25 g/t of gold, 88.74 g/t of silver, containing 0.83 Moz Au, after the application of a minimum drill-hole intersection of 2m at 1 g/t Au. The estimate accounts for the mined out area and it assumes an average SG of 4.5 at a 1 g/t Au cut-off. The deposit also contains some minor copper, lead and zinc values but, due to increased precious metal prices, the Lomero-Poyatos deposit is considered primarily as a gold project with base-metal by-products.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 50

The mineral assemblage consists of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrhotite and gold. There are some hematite-magnetite-rich bands.

Outlook 2014

For our locations in Panama during our 2014 fiscal year, we are focusing on continuing and increasing gold production at our Molejon gold project, and the continued exploration on our Oro Del Norte, Botija Abajo and Palmilla deposits. We are currently conducting additional testworks to expand our resource base and to upgrade the mineral resources at Palmilla to the mineral reserve category, and analyzing the potential exploration upside at the Palmilla deposit to add to our mine life at Molejon.

With respect to the planned exploration and advancement of our Molejon property, we anticipate capital expenditures of approximately $23,500,000 during the fiscal year ending June 30, 2014. All such expenditures are subject to further consideration and our ability to obtain sufficient cash flow from operations or adequate financing.

We are actively pursuing financing options in order to fund our long-term development plan, re-finance short-term liabilities, and terminate our existing gold and silver prepayment contracts and convertible loan. It would be our intention to use net proceeds from financing(s) to fund capital expenditures related to our Molejon mine in Panama and our Lomero-Poyatos mine in Spain, terminate our obligations under existing prepaid forward mineral contracts, repay a portion of existing indebtedness, and provide for general corporate purposes. However, there is no assurance that we will be successful in obtaining such financing.

While we maintain our plans for the future spin-out of Panama Desarrollo de Infraestructuras, S.A., our infrastructure division, we will assess all alternatives to best allocate our capital taking into account the short to medium term volatility of gold prices and the potential of our infrastructure division's new aggregate business. Any such spin-out would be subject to regulatory and shareholder approval.

During the fiscal year ending June 30, 2014. Panama Desarrollo de Infraestructuras, S.A. will continue to focus on providing aggregate and screened rock material to MPSA in accordance with the aggregates and screened rock purchase subcontract signed during our 2013 fiscal year. Pursuant to the subcontract, MPSA has an option to purchase up to $100,000,000 of aggregate and screened rock, with a minimum guaranteed amount of $75,000,000, subject to our providing such materials within a three year period. Sales of aggregates during the thirteen months ended June 30, 2013, totaled $6.1 million.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 51

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5. A.	Operating Results

We are in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, our operations would, to a significant extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. We currently have one gold producing mine in Panama.

During the year ended June 30, 2013, we were primarily engaged in gold production at our Molejon property in Panama since bringing the Molejon gold project to commercial production on January 8, 2010. Our future mineral exploration and mining activities may be affected in varying degrees by Panama's political stability and government regulation, all of which are beyond our control. Please refer to "Item 3 - Key Information – 3.D. Risk Factors”.

Thirteen Months Ended June 31, 2013, Compared to Year Ended May 31, 2012 (prepared in accordance with IFRS)

For our 2013 fiscal year, our consolidated financial statements have been prepared in accordance with IFRS issued by the IASB and all amounts are expressed in United States dollars unless otherwise indicated. Our operating results reflect ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion.

Operating Margin

During the thirteen months ended June 30, 2013, our operating margin was $36.0 million compared to $34.9 million obtained during fiscal 2012. This increase of 3% in the operating margin was due to the following reasons:

  Revenues and production costs

During the thirteen months ended June 30, 2013, gold sold totaled 63,111 ounces, corresponding to an increase of 3% compared to year ended May 31, 2012 (61,259 ounces). Total revenues (see Note 20 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) and production costs were $110.7 million and $52.9 million, respectively, corresponding to an average sales price of $1,601 and a cash cost per ounce sold of $569. Total revenues for the thirteen months ended June 30, 2013, increased by 15% compared to year ended May 31, 2012, due to the above mentioned 3% increase in gold ounces sold, an increase of 393% and 337% in sales of aggregates and construction contracts of our infrastructure subsidiary, respectively, offset by a decrease of 2% in the average sales price.

Production costs for the thirteen months ended June 30, 2013, increased by 15% compared to year ended May 31, 2012, due mainly to the increase in our infrastructure subsidiary’s business and the waiver of royalties agreed to between us and Inmet Mining Corporation as described in Note 16 to our audited consolidated financial statements for the thirteen months ended June 30, 2013. As a consequence of the 3% increase in ounces of gold sold during the thirteen months ended June 30, 2013, compared to year ended May 31, 2012, and the increase in revenue coming from infrastructure business combined with the mentioned decrease in costs of royalties, cash costs per ounce of gold sold at $569, for the thirteen months ended June 30, 2013, decreased by 2% compared to the year ended May 31, 2012 ($584).

  Depreciation and depletion

Depreciation of production equipment and depletion of mineral properties was $21.7 million for the thirteen months ended June 30, 2013, compared to $15.3 million for the year ended May 31, 2012. The increase by 42% was related to additional depreciation recorded in the last quarter of the thirteen months ended June 30, 2013, due to the measurement of our infrastructure subsidiary’s operations upon de-classification as held-for-distribution to owners. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 52

Earnings from operations

During the thirteen months ended June 30, 2013, earnings from operations of $1.3 million decreased by 85% compared to the year ended May 31, 2012, mainly due to an increase of 32% in expenses offset by an increase of 3% in operating margin. The mentioned increase in expenses was largely due to:

  An increase of $3.2 million in general and administrative expenses mainly due to an increase of $1.6 million in accounting and legal fees, $0.4 million in office administration, $0.8 million in travel expenses and $0.5 million in wages and salaries. Main reasons for these higher expenses are connected with the increase of activities in Spain related to the processes of obtaining environmental, technical and economic permits and completion of the titling process for our Lomero-Poyatos project.

  An increase of $4 million in donations and community relations mainly due to the agreement signed by us with the Government of Panama for construction of water management facilities for the benefit of communities around our Molejon mine. We have committed to spending a total amount of $4.1 million by June 30, 2014.

  An increase of $1.2 million in exploration and evaluation costs due to the increase of activities in Spain related to our Lomero-Poyatos project.

Net income (loss)

Net income for the thirteen months ended June 30, 2013, decreased by 121% to a net loss of $4.6 million compared to an income of $22.4 million for the year ended May 31, 2012. Following is a variance analysis showing the main reasons for this decrease:

	Variance
	($ millions)%
Net income for the year ended May 31, 2012	22.4	-
Increase in Operating Margin(1)	1.1	3%
Increase in Expenses(2)	(8.5)	32%
Increase in Finance income (expenses), net	(2.3)	106%
Decrease in Non-operating income (expenses)(3)	(17.3)	(109%)
Net loss for the thirteen months ended June 30, 2013	(4.6)	(121%)

(1)	15% increase in revenue and 15% increase in cost of production.
(2)	32% increase in expenses mainly in general and administrative ($3.2 million), donations ($4 million) and evaluation and exploration expenses ($1.2 million).
(3)	Decrease of $17.3 million in non-operating income (expenses) has been mainly due to the following reasons:

  A decrease of $10.1 million in the mark-to-market gain on share purchase warrants

  During the thirteen months ended June 30, 2013, we incurred $3.5 million in respect of obtaining advice in defending a hostile takeover bid by and reaching an alternative agreement with Inmet (Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013). In addition, during the same period, we recognized approximately $1.8 million of costs in relation to our ensuing financing arrangements.

  $12.2 million of non-cash loss adjustment during the thirteen months ended June 30, 2013, derived from the valuation at fair value of the forward mineral purchase agreements and the convertible loan with Deutsche Bank

  A gain on waiver of accrued royalties in amount of $13.3 million (see Notes 16 and 22 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 53

Cash Flow

Operating Activities

Cash flow generated from operations during the thirteen months ended June 30, 2013, at $12.6 million, decreased by 47% compared to $23.7 million for the year ended May 31, 2012.

The decrease in cash flow generated from operations is attributable mainly to the increase in working capital needs to achieve the higher volume to be mined at our Molejon mine in connection with low grade ore to be processed through a commercial stage of heap leaching projected to start up in calendar 2014, and aggregates material that has been sailing since March 2013 within the terms of the agreement signed with Minera Panama, S.A. worth up to $100 million. In addition during the thirteen months ended June 30, 2013, there was not any closing of new forward purchase agreements with financial institutions like in comparison with fiscal years 2012 and 2011, when two mineral forward commercial agreements were signed for a total amount of $56 million.

Financing Activities

There was a net cash inflow of $6.6 million from financing activities during the thirteen months ended June 30, 2013, compared to a net cash outflow of $1.2 million during the year ended May 31, 2012.

The increase of $7.8 million in cash provided by financing activities during the thirteen months ended June 30, 2013, was mainly due to the increase of $6.8 million in the proceeds from new bank loans, in connection with the expansion of the Molejon Gold Plant in Panama and working capital requirements.

Investing Activities

There was a net cash outflow of $17.6 million for the thirteen months ended June 30, 2013, compared to a net cash outflow of $24.4 million for the year ended May 31, 2012. The decrease of $6.8 million in the cash used for investing activities during the thirteen months ended June 30, 2013, was mainly due to a lower expenditure in mineral properties, plant and equipment.

Year Ended May 31, 2012, Compared to Year Ended May 31, 2011

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

  Gold sales and production costs

During the year ended May 31, 2012, gold equivalent sales totaled 62,870 ounces, corresponding to an increase of 15% compared with the same period of fiscal 2011 (54,616 ounces). Gold sales and production costs were $94.3 million and $44.1 million (2011 - $71.7 million and $39.2 million), respectively, corresponding to an average sales price of $1,640 and cash cost per ounce sold of $574. These figures represent an increase of 22% in average sales price compared to the same period of previous fiscal 2011 ($1,348) and a decrease of 8% in average cash cost per ounce sold for the same period ($625).

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 54

Earnings (loss) from Operations

During the year ended May 31, 2012, Earnings from Operations at $8.7 million increased by 238% compared to the same period of fiscal 2011, mainly due to a 74% increase in Operating Margin and due to a 1% decrease in expenses. The mentioned decrease in expenses was largely due to:

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 55

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 56

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

5. B.	Liquidity and Capital Resources

June 30, 2013, Compared to May 31, 2012

During the thirteen months ended June 30, 2013, gold equivalent sold at 64,296 ounces increased by 2% compared to fiscal 2012. In addition, operating margin for the thirteen months ended June 30, 2013, increased by 3% compared to fiscal 2012 mainly due to an increase in revenues by 15% offset by an increase of 15% in production costs.

During the four months ended June 30, 2013, we and Inmet Mining Corporation (“Inmet”) signed and executed a new contract for the sale of aggregates worth up to $100 million. During the last quarter of the thirteen months ended June 30, 2013, the sales of aggregates increased by 254% compared to same period of fiscal 2012.

Working capital is defined as current assets less current liabilities and provides a measure of our ability to settle liabilities due within one year. As at June 30, 2013, our working capital deficiency at $85.6 million, increased by 105% compared to May 31, 2012. The main reason for this increase has been described in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Our total assets as of June 30, 2013, increased by 17% compared to those at the end of fiscal 2012, while our total liabilities as of June 30, 2013 increased by 26% compared to May 31, 2012. As at June 30, 2013, our equity was at $53.3 million, representing a 5% decrease compared to the end of fiscal year 2012. This decrease is mainly derived from the net comprehensive loss for the thirteen months ended June 30, 2013, in amount of $4.6 million.

As it has been disclosed in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013, we are in default of our Forward Gold Purchase Agreement (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) as we failed to meet our delivery requirements for December 2012 and June 2013. All amounts owing for these failed delivery requirements were paid on September 13, 2013. The default persists as of the date of the consolidated financial statements for all agreements with Deutsche Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about our ability to continue as a going concern. We have been discussing alternative financing arrangements with several parties. However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. The consolidated financial statements for the thirteen months ended June 30, 2013, do not give effect to any adjustment which would be necessary should we be unable to continue as a going concern and therefore, be required to realize our assets and discharge our liabilities in other than the normal course of business at amounts different from those reflected in the consolidated financial statements.

May 31, 2012, Compared with May 31, 2011

During the year ended May 31, 2012 gold equivalent production at 69,503 ounces represented an increase of 23% compared to fiscal 2011; meanwhile gold equivalent sold at 62,870 ounces represented an increase of 15% compared to the same period. Although this improvement in production and sales increased the level of revenue and profits of our company by 32% and 683%, respectively, and generated a positive cash flow from operations of $21.9 million, the capital requirements for different projects, like the expansion of the capacity of Molejon Gold Plant, the pre-stripping activities, the on/off leach operation, and the acquisition of Iberian Resources Corp., produced the application of the positive cash flow derived from operations. Although these capital requirements, as of the end of fiscal 2012 cash position at $12 million stayed at similar levels as at the end of fiscal 2011, showing the ability of our company to increase production, continue developing the Molejon Mine and increasing its production capacity, using both sources of capital, cash flow from operations and financing.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 57

During the fourth quarter of fiscal 2012, we entered into two new transactions with Deutsche Bank. On February 24, 2012, we entered into a convertible non-revolving term loan agreement for proceeds of CAD$6,000,000. On the same date, we entered into a Forward Silver Purchase Agreement in amount of $11,300,000 (see Notes 15 and 17, respectively, to the Consolidated Financial Statements for the year ended on May 31, 2012).

Working capital is defined as current assets less current liabilities and provides a measure of a company’s ability to settle liabilities due within one year. Although there was a 75% increase in the working capital deficiency during fiscal 2012, we managed this increase in the deficiency in its working capital needs through short term financing borrowed from financial institutions in Panama and long term financing entered with Deutsche Bank as mentioned above.

Our total assets as of May 31, 2012, increased by 45% compared to those at the end of fiscal 2011, while total liabilities of our company as of May 31, 2012, increased by 10% compared to May 31, 2011. As at May 31, 2012, the Company’s equity was at $55.9 million, 438% higher than that as at the end of fiscal year 2011. This increase is derived from the acquisition of Iberian Resources Corp (see Note 11 to the audited consolidated financial statements for the year ended May 31, 2012) as well as the net income of $22.4 million earned during the year ended May 31, 2012.

Net cash flow from operations during the year ended May 31, 2012, amounted to $21.9 million. This compares to a net cash outflow from operations of $0.9 million during fiscal 2011, before considering the inflow in amount of $45 million from the presale of gold in accordance with the forward gold purchase agreement signed with Deutsche Bank during the year ended May 31, 2011.

As of May 31, 2012, we accumulated a deficit of $(122,969,497) (May 31, 2011 - $(148,563,397)). However, during the year ended May 31, 2012, we earned a net income of $22.4 million. This represents an increase in net income of $26.2 million compared to the net loss of $(3.8) million for the year ended May 31, 2011. This significant improvement was derived mainly from an increase of $14.9 million in the operating margin, a decrease of $0.2 million in our expenses, an increase in finance expense of $1.6 million and an increase in non-operating income (expenses) of $12.7 million.

The increase in finance expense is derived mainly from the financing related to the acquisition of heavy mining equipment by PDI through leases obligations and the expansion capacity of the Molejon Plant by Petaquilla Gold, S.A., both Panamanian subsidiaries.

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

Our management believes that based on our company’s planned fiscal 2013 projections, including the expected growth in gold prices, we have sufficient cash flow to operate for the next twelve months.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 58

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

Commercial production at our Molejon gold mine commenced January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries approaching forecast levels. The following table provides production numbers for our two production quarters in fiscal 2010 (combined) as well as each quarter in fiscals 2011, 2012 and 2013:

	Q4	Q3	Q2	Q1	Total	Total
	2011	2011	2011	2011	2011	2010
Gold mined – ounces	25,302	18,566	24,330	17,963	86,161	33,832
Gold stockpiled – ounces (1)	25,088	14,618	9,803	7,216	25,088	2,823
Gold produced – ounces	16,735	12,825	15,268	10,738	55,566	27,914
Gold equivalent produced – ounces	17,240	13,020	15,451	10,864	56,575	28,240
Gold equivalent sold – ounces	14,843	14,064	13,320	12,390	54,617	24,513
Average realized gold price ($ per ounce)	$1,472	$1,377	$1,328	$1,206	$1,348	$1,115
Cash cost per ounce of gold sold ($ per ounce)	$525	$627	$640	$729	$625	$590
(1)	Total ounces of gold stockpiled as at the end of each period.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 59

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	2012
Gold mined – ounces	31,590	36,304	37,056	33,203	138,153
Gold stockpiled – ounces (1)	95,897	84,572	63,878	43,213	95,897
Gold produced – ounces	17,725	14,163	18,100	18,014	68,002
Gold equivalent produced – ounces	18,122	14,427	18,496	18,458	69,503
Gold equivalent sold - ounces	15,546	13,040	16,297	17,987	62,870
Average realized gold price ($ per ounce)	$1,617	$1,622	$1,717	$1,600	$1,640
Cash cost per ounce of gold sold ($ per ounce)	$650	$616	$546	$537	$584
(1)	Total ounces of gold stockpiled as at the end of each period.

	Q4	Q3	Q2	Q1	Total
	2013 (3)	2013	2013	2013	2013
Gold mined – ounces	18,887	23,267	25,865	36,713	103,832
Gold stockpiled – ounces (1)	142,957	118,154	115,544	112,266	142,957
Gold produced - ounces	11,912	17,674	20,025	17,882	67,493
Gold equivalent produced – ounces	12,191	18,013	20,518	18,459	69,181
Gold equivalent sold – ounces	14,196	14,598	17,905	17,597	64,296
Average realized gold price ($/ounce)	$1,473	$1,647	$1,695	$1,595	$1,601
Cash cost per ounce of gold equivalent sold ($/ounce) (2)	$540	$692	$528	$532	$569
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period
(2)	Please refer to table below for a reconciliation of cash cost per ounce of gold equivalent sold to total cost of sales
(3)	Four month quarter

	Q4	Q3	Q2	Q1	Total
	2013	2013	2013	2013	2013
Production costs ($’000) (1)	13,465	14,675	13,461	11,339	52,940
Less sales of aggregates ($’000)	(4,366)	(167)	(1,172)	(377)	(6,082)
Less Cost Associated to JV
MECO/PDI ($’000)	(1,020)	(3,949)	(867)	(235)	(6,071)
Less Royalties ($’000) (2)	(413)	(463)	(1,963)	(1,358)	(4,197)

Cash operating costs ($’000)	7,666	10,096	9,459	9,369	36,590
Gold equivalent sold (oz)	14,196	14,598	17,905	17,597	64,296
Cash cost per ounce of gold equivalent sold ($/oz)	$540	$692	$528	$532	$569
(1)

Some reallocations of revenues and costs of production have been made in connection with the disclosure of the results of our infrastructure subsidiary, Panama Desarrollo de Infraestructura, S.A. (“PDI”). Sales of aggregates were originally disclosed as a by-product against cost of production. However, since PDI has started to execute during the last quarter of the thirteen months ended June 30, 2013, an aggregate purchase contract signed with Minera Panama, S.A. in an amount of $100 million over a three-year period, due to its

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 60

materiality we re-classified the sales of aggregates from cost of production to revenue for comparative purposes.
(3)

On February 25, 2013, we and Inmet signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Panama. In conjunction with this term sheet, Inmet has waived its right to 5% royalties from our sales at our Molejon mine. The waiver resulted in a gain of $13,348,341 that has been recorded within non-operating income (expenses) during the three months ended February 28, 2013.

The above reflects a stable trend in gold production and a decreasing trend in cash cost per ounce of gold sold on an annual basis. Over the past few years, generally unstable global economic conditions, especially in the United States and Europe, have driven an increased global demand for gold.

The monthly average gold price during our 2013 fiscal year equaled $1,603.86, a decrease from $1,666.00 from the period covered by our 2012 fiscal year.

5. E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5. F.	Tabular Disclosure of Contractual Obligations

Commitments

As at June 30, 2013, we had the following contractual obligations:

					More than 5
	Less than 1 year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	61,640,691	-	-	-	-
Office lease	102,490	64,582	66,000	37,800	-
Obligation under financing lease	3,791,547	3,978,726	3,586,538	1,378,809	534,822
Long-term debt	10,139,752	2,432,216	2,360,202	1,086,590	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,320,000	-
Community support obligation (Note 16)	3,853,346	-	-	-	-
Convertible loan	5,704,506	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	86,677,332	7,920,524	7,470,240	11,027,648	5,823,430
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

Further, pursuant to the Forward Gold Purchase Agreement effected August 17, 2010, as amended on September 23, 2010, we have an obligation to Deutsche Bank AG, London Branch, to provide them with a specified number of ounces of gold in the future. The following table summarizes our future gold delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2016	Total ounces of gold
Total delivery requirements for fiscal year 2014	16,650
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	2,700

Pursuant to the Forward Silver Purchase Agreement effected February 24, 2012, as amended on March 14, 2012, we

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 61

have an obligation to Deutsche Bank AG, London Branch, to provide them with a specified number of ounces of silver in the future. The following table summarizes our future silver delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2017	Total ounces of silver
Total delivery requirements for fiscal year 2014	174,400
Total delivery requirements for fiscal year 2015	119,200
Total delivery requirements for fiscal year 2016	42,400
Total delivery requirements for fiscal year 2017	11,200

Long-Term Debt

	June 30,	May 31,
	2013	2012
	($)	($)
Bank loans	16,018,760	4,340,745
Finance lease obligations	13,270,442	1,023,090
Convertible loan	5,704,506	3,034,483
Convertible feature obligation	-	2,044,932
	34,993,708	10,443,250
Less: Current portion
Bank loans	(10,139,752)	(4,332,315)
Finance lease obligations	(3,791,547)	(221,340)
Convertible loan	(5,704,506)	(373,987)
	(19,635,805)	(4,927,642)

	15,357,903	5,515,608

		Finance lease
	Bank loans	obligations	Convertible loan
	($)	($)	($)
Balance at June 1, 2012	4,340,745	1,023,090	3,034,483
Transfers from held for distribution to owners	1,824,465	10,610,418
New facilities during the period	11,172,338	4,688,401	-
Principal payments	(1,663,313)	(3,859,431)	-
Interest and accretion expense	344,525	806,252	2,749,563
Impact of foreign exchange difference	-	1,712	(79,540)
Balance at June 30, 2013	16,018,760	13,270,442	5,704,506

Bank Loans

On June 11, 2013, we, through our subsidiary Petaquilla Gold, S.A., entered into a $4 million bank loan with MetroBank, S.A. The loan accrues interest at 7.50% per annum and is repayable within 180 days. This loan was repaid in its entirety subsequent to our year end (Note 33).

During the thirteen months ended June 30, 2013, we, through our subsidiary Panama Desarrollo de Infraestructuras, S.A., entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The loans earn interest at 6% per annum and are repayable within three years. Total principal and interest payments amount to $0.09 million and $0.02 million, respectively during the year. As at June 30, 2013, the outstanding obligation relating to these loans is $0.61 million.

During the year ended May 31, 2012, we, through our subsidiary Petaquilla Gold, S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility accrues interest of 7.75% per annum and the term of each loan within the credit facility is 180 days. During the thirteen months ended June 30, 2013, the Company renewed all such loans and entered into an additional credit facility with

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 62

Lafise Bank of Panama for $0.95 million under the same terms. As of June 30, 2013, the outstanding obligation relating to these facilities is $2.95 million (May 31, 2012 - $2 million).

On September 1, 2011, Banco Bilbao Vizcaya Argentaria (Panama), S.A. approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by our subsidiary, Petaquilla Gold, S.A. in connection with the expansion of our production capacity at our Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. As of June 30, 2013, the outstanding obligation relating to this facility is $6.2 million (May 31, 2012 - $2.3 million).

During the year ended May 31, 2011, we arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for our subsidiary Panama Desarrollo de Infraestructuras, S.A. Total principal and interest payments on this loan for the thirteen months ended June 30, 2013, amount to $0.5 million and $0.1 million, respectively (year ended May 31, 2012, $0.4 million and $0.1 million, respectively). This facility accrues interest at 6% per annum and is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of June 30, 2013, the outstanding obligation relating to this facility is $1.4 million (May 31, 2012 - $1.8 million).

During the year ended May 31, 2011, we entered into a $25,520, 8% bank loan for the purchase of vehicles which was repaid during the thirteen months ended June 30, 2013. Balance outstanding as of May 31, 2012, was $16,964.

During the year ended May 31, 2010, we entered into a $115,700, 10% annual interest bank loan for the purchase of vehicles which was repaid during the thirteen months ended June 30, 2013. Balance outstanding as of May 31, 2012 was $42,320.

Bank loans include overdraft balances at certain banks of $907,360 as at June 30, 2013 (May 31, 2012 - $nil).

Finance Lease Obligations

During the year ended May 31, 2011, we, through our subsidiary Panama Desarrollo de Infraestructuras, S.A., entered into two finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013, amounted to $1 million and $0.23 million, respectively. At June 30, 2013, the outstanding obligation relating to these finance leases is $2.8 million (May 31, 2012 - $3.8 million).

During the year ended May 31, 2012, we, through our subsidiary Panama Desarrollo de Infraestructuras, S.A., entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013, amount to $1 million and $0.27 million. At June 30, 2013, the outstanding obligation relating to these finance leases is $3.4 million (May 31, 2012 - $4.4 million). As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

Also during the year ended May 31, 2012, we, through our subsidiaries, Petaquilla Gold, S.A. and Panama Desarrollo de Infraestructuras, S.A., entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013, amount to $0.7 million ($0.22 million from Petaquilla Gold, S.A. and $0.48 million, from Panama Desarrollo de Infraestructuras, S.A.) and $0.19 million ($0.05 million from Petaquilla Gold, S.A. and $0.14 million from Panama Desarrollo de Infraestructuras, S.A.) respectively. At June 30, 2013, the outstanding obligation relating to these finance leases is $2.7 million ($0.8 million from Petaquilla Gold, S.A. and $1.9 million from Panama Desarrollo de Infraestructuras, S.A.) (May 31, 2012 - $3.4 million ($1 million from Petaquilla Gold, S.A. and $2.4 million from Panama Desarrollo de Infraestructuras, S.A.)).

During the thirteen months ended June 30, 2013, we, through our subsidiary Panama Desarrollo de Infraestructuras,

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 63

S.A., entered into further four finance lease arrangements with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial for $1.1 million, $0.8 million, $0.66 million and $2.1 million, respectively. The leases with Lafise Bank of Panama and MultiBank of Panama accrue interest of 7.00% per annum for a period of three and four years respectively, the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years, while the lease with Caterpillar Financial accrues interest at 6.00% per annum for a period of five years. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013, amounted of $0.4 million and $0.1 million, respectively. At June 30, 2013, the outstanding obligation relating to these finance leases with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial is $0.81 million, $0.69 million, $0.65 million, and $2.1 million respectively.

During the thirteen months ended June 30, 2013, the deposits set up for equipment purchases (May 31, 2012 - $4,997,526) have been transferred to mineral properties, plant and equipment and inventory on completion of the plant expansion project at the Company’s Molejon mine.

Convertible Loan

On February 24, 2012, we entered into a convertible non-revolving term loan agreement (“the Convertible Loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD$6,000,000. We paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD$90,000 ($90,635) and received net proceeds of CAD$5,910,000 on March 14, 2012. The Convertible Loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into our common shares at a conversion per share of CAD$0.6121, which was calculated based on the five-day volume weighted average share price of our common shares on March 14, 2012.

As the Convertible Loan is denominated in Canadian dollars, we are required to issue a variable number of our common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model. The fair value of the derivative is revalued at the end of each reporting period and is determined to be $nil on June 30, 2013 (May 31, 2012 - $2,044,932). The fair value of the conversion option was derived from using the Black Scholes option pricing model with the following assumptions:

	June 30, 2013	May 31, 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	0.00%	86.85%
Risk-free interest rate	1.35%	1.19%
Expected life of options	0.00 years	3.74 years

The gain resulting from the change in fair value of the derivative of $2,044,932 (May 31, 2012 - $866,963) has been included in our statement of operations and comprehensive income (loss).

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. A total of $43,679 of the costs attributable to the conversion option was included within Finance expenses in our statement of operations and comprehensive income for the year ended May 31, 2012.

$3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition.

We are in default of our Gold Agreement (Note 14) as we failed to meet our delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these consolidated financial statements for all agreements with Deutsche Bank, including the Convertible Loan.

Given the event of default, the loan was classified as a current liability. The amortized cost was therefore accreted to its face value of $5,704,506 (CAD$6,000,000). Accretion expense incurred during the thirteen months ended June 30, 2013, was $2,749,563 (May 31, 2012 - $176,144; May 31, 2011 - $nil).

The Convertible Loan is guaranteed, on a joint and several basis, by all of our assets and the assets of our

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 64

subsidiaries.

Community Support Obligation

We have an arrangement to make future community support payments and have recognized a liability for the present value of the estimated future payments and corresponding accretion expense due to the passage of time using the following assumptions:

	June 30,	May 31,
	2013	2012
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$120,000	$120,000
Length of term	July 1, 2013 to	June 1, 2012 to
	May 31, 2017	May 31, 2017

During the thirteen months ended June 30, 2013, we entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around our Molejon mine. We have committed to spending a total amount of $4,053,346 by June 30, 2014. The provision has been accrued as donations and community relations expense during the thirteen months ended June 30, 2013. As at June 30, 2013, $200,000 has been spent for the obligation.

Land Lease Agreement

On February 24, 2013, the we and Inmet signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet relating to the Company’s sales from its Molejon mine, and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, Inmet leases certain lands owned by us for establishment of temporary and permanent camp space for Inmet’s Cobre Panama project for an annual rent of $1.3 million. On February 28, 2013, we received a payment from Inmet in relation to this land lease of $13 million, comprising rent for a 10 year period. During the thirteen months ended June 30, 2013, rental income of $433,333 has been recognized in our statement of operations and included within non-operating income (expenses).

Also in conjunction with the term sheet, Inmet has waived its right over 5% royalties from our sales at our Molejon mine, in accordance with a previous agreement. The waiver resulted in a gain of $13,348,341within non-operating income (expenses) in our statement of operations and comprehensive income (loss).

Provision for Closure and Reclamation

Our provision for closure and reclamation relates to site restoration and clean-up costs for our operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $12,997,029 at June 30, 2013 (May 31, 2012 - $11,062,579), which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $13.8 million at June 30, 2013 (May 31, 2012 – approximately $12 million). An inflation rate assumption of 1.84% has been used to estimate future costs (May 31, 2012 – 1.96%). A discount rate of 1.41% (May 31, 2012– 1.31%) was used in determining present value at June 30, 2013. Accretion expense of $158,029 has been charged to the consolidated statement of operations for the thirteen months ended June 30, 2013 (May 31, 2012 - $212,375) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 65

($)
Balance at May 31, 2011	9,630,851
Accretion expense	212,375
Change in provision	409,407
Revision in estimates	809,946

Balance at May 31, 2012	11,062,579
Accretion expense	158,029
Change in provision	1,917,179
Revision in estimates	(140,758)

Balance at June 30, 2013	12,997,029

5. G.	Safe Harbour

The safe harbour provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbours”) apply to forward-looking information provided pursuant to Item 5.E. and Item 5.F. above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A.	Directors and Senior Management

The following information regarding our directors and members of senior management, including names, business experience, offices held and outside principal business activities, are at June 30, 2013:

Cristobal Colon de Carvajal

Mr. Cristobal Colon de Carvajal (born October 4, 1949) was appointed to our Board of Directors on January 18, 2012, after having served on our Advisory Board. Formerly, he served as Executive Vice Chairman of Ocaso, the second largest privately-held insurance company in Spain, overseeing matters of insurance, loans and other financings. Mr. Colon de Carvajal also served with distinction as an officer, helicopter pilot, and naval commander in the Spanish Navy and holds several awards in Spain and abroad, including a medal bestowed by the Republic of Poland for sacrifice and courage. He has been recognized for various activities in different regions of the world and has been honoured with appointments such as Special Mission Ambassador, whereby he has represented Spain at events held in Latin America and the Caribbean. Like his ancestor, Cristobal Colon (Christopher Columbus), Mr. Colon de Carvajal holds the titles of Duke of Veragua, Duke de la Vega, Marquis of Jamaica, and Admiral of the Ocean Sea, among others.

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

Richard Fifer

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 66

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

Pedro Pablo Permuy

Mr. Pedro Pablo Permuy (born November 18, 1964) was appointed to our Board of Directors on January 18, 2012. He presently also serves as President of the United States-Spain Council, an organization in which U.S. and Spanish corporate leaders, top government officials and leaders in education and culture promote stronger ties – through bilateral trade and investment, business opportunities in both countries, annual forums where business and government leaders explore key policy and economic matters affecting commerce, and fostering educational and cultural programs - between the two countries. Formerly, he held the positions of Senior Vice President -Government Relations and Communications of the ABSi Corporation, Director of Governmental Affairs at Greenberg Traurig, LLP and Deputy Assistant Secretary of Defense for Inter-American Affairs.

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

Lázaro Rodriguez

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 67

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

Andrew J. Ramcharan

Dr. Andrew J. Ramcharan (born March 29, 1972) was appointed our Executive Vice President – Corporate Development on May 7, 2012. He was formerly with IAMGOLD Corporation as Manager – Corporate Development (M&A), with SRK Consulting as Manager Technical Services, and with Resource Capital Funds as a geological / mining analyst. Dr. Ramcharan is a graduate of the Colorado School of Mines, the University of Loeben, and Harvard University’s Continuing Education program. He is a Professional Engineer, a Qualified Person and an expert on National Instrument 43-101 with his Ph D. thesis on global reporting codes.

No family relationships exist between our directors and members of senior management. We have no arrangements or understandings with any major shareholder, customer, supplier or other, pursuant to which any such individual has been selected as a director or member of senior management.

6. B.	Compensation

During the thirteen months ended June 30, 2013, we paid cash compensation to our directors and officers as described below. No other funds were set aside or accrued by us during the thirteen months ended June 30, 2013, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws. We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and executive officers. The following fairly reflects all material information regarding compensation paid to our directors and executive officers and disclosed to our shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Directors and Officers

The following table sets forth all annual and long-term compensation for services provided to us during the thirteen months ended June 30, 2013, by individuals who were our directors and executive officers as at June 30, 2013:

Short Term Compensation				Long Term Compensation
				Awards		Payouts

				Common
			Other	Shares	Restricted	Long-
			Annual	Under	Shares or	Term	All Other
			Compen-	Options	Restricted	Incentive	Compen-
Name and Principal Position	Salary	Bonus	sation	granted	Share Units	Plans	sation
	($)	($)	($)	(#)	($)	($)	($)

Cristobal Colon de Carvajal (2)
Director	11,129	nil	nil	300,000	n/a	n/a	nil

Rodrigo Esquivel	215,000	nil	nil	100,000	n/a	n/a	nil
President

Raul Ferrer	40,000	nil	25,000	100,000	n/a	n/a	nil
Director

Richard Fifer
Director, Executive Chairman	976,000	nil	nil	100,000	n/a	n/a	nil
of the Board of Directors

David Kaplan	51,200	nil	nil	100,000	n/a	n/a	nil

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 68

Short Term Compensation				Long Term Compensation
				Awards		Payouts

				Common
			Other	Shares	Restricted	Long-
			Annual	Under	Shares or	Term	All Other
			Compen-	Options	Restricted	Incentive	Compen-
Name and Principal Position	Salary	Bonus	sation	granted	Share Units	Plans	sation
	($)	($)	($)	(#)	($)	($)	($)

Director, Corporate Secretary

Pedro Pablo Permuy
Director	237,600	nil	nil	100,000	n/a	n/a	nil

Joao Manuel	520,000(1)	nil	nil	100,000	n/a	n/a	nil
Chief Executive Officer

Andrew Ramcharan
Executive Vice President,	195,000(1)	nil	nil	nil	n/a	n/a	nil
Corporate Development

Lazaro Rodriguez
Chief Operating Officer	130,000	nil	nil	100,000	n/a	n/a	nil

Ezequiel Sirotinsky
Chief Financial Officer	224,000	nil	nil	100,000	n/a	n/a	nil

(1)	Amount shown is in Canadian dollars
(2)	Appointed January 29, 2013

Option Grants to Directors and Officers During the Thirteen Months Ended June 30, 2013

The table below sets forth stock options granted by us during the thirteen months ended June 30, 2013, to our then directors and officers.

				Market Value of
	Common	% of Total	Exercise	Common Shares
Name	Shares Under	Options	Price or Base	Underlying	Expiration Date
	Options	Granted in	Price	Options on Date
	Granted	Fiscal Year	($/Share) (2)	of Grant

	(#)(1)		(CAD$)	($/Share)
Cristobal Colon de Carvajal	300,000	12.77%	$0.56	nil	January 29, 2018
Rodrigo Esquivel	100,000	4.26%	$0.56	nil	January 29, 2018
Raul Ferrer	100,000	4.26%	$0.56	nil	January 29, 2018
Richard Fifer	100,000	4.26%	$0.56	nil	January 29, 2018
David Kaplan	100,000	4.26%	$0.56	nil	January 29, 2018
Pedro Pablo Permuy	100,000	4.26%	$0.56	nil	January 29, 2018
Joao Manuel	100,000	4.26%	$0.56	nil	January 29, 2018
Andrew Ramcharan	nil	n/a	n/a	n/a	n/a
Lazaro Rodriguez	100,000	4.26%	$0.56	nil	January 29, 2018
Ezequiel Sirotinsky	100,000	4.26%	$0.56	nil	January 29, 2018
(1)	All stock options vest over a period of 21 months
(2)	The exercise price of stock options is set at not less than the Volume Weighted Average Trading Price for the five trading days immediately preceding the date of the stock option grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the thirteen months ended June 30, 2013, by our directors and executive officers and the value of unexercised options as of June 30, 2013:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 69

Value of Unexercised In-the-
Money Options at Fiscal
	Common	Aggregate Value (1)	Unexercised Options at	Year-End
Name	Shares Acquired	Realized	Fiscal (#) Year-End (2)	($)(2)(3)
	on Exercise	(CAD$)	Exercisable/	Exercisable/
	(#)		Unexercisable	Unexercisable

Cristobal Colon de Carvajal	nil	nil	75,000 / 225,000	nil

Rodrigo Esquivel	nil	nil	400,000 / 0	48,000 / 0
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	212,023 / 0	53,006 / 0
	nil	nil	25,000 / 75,000	nil / nil

Raul Ferrer	nil	nil	400,000 / 0	48,000 / 0
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	25,000 / 75,000	nil / nil

Richard Fifer	nil	nil	600,000 / 0	72,000 / 0
	nil	nil	100,000 / 0	nil / nil
	nil	nil	100,000 / 0	nil / nil
	nil	nil	350,000 / 0	nil / nil
	nil	nil	400,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	212,023 / 0	53,006 / 0
	nil	nil	25,000 / 75,000	nil / nil

David Kaplan	nil	nil	400,000 / 0	48,000 / 0
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	25,000 / 75,000	nil / nil

Pedro Pablo Permuy	100,000	31,223 (4)	0 / 0	nil / nil
	nil	nil	100,000 / 0	nil / nil
	nil	nil	218,750 / 131,250	2,188 / 1,313
	nil	nil	25,000 / 75,000	nil / nil

Joao Manuel	nil	nil	300,000 / 0	nil / nil
	nil	nil	300,000 / 0	36,000 / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	50,000 / 0	nil / nil
	nil	nil	156,250 / 93,750	1,563 / 938
	nil	nil	162,023 / 0	40,506 / 0
	nil	nil	25,000 / 75,000	nil / nil

Andrew Ramcharan	nil	nil	312,500 / 187,500	3,125 / 1,875

Lazaro Rodriguez	nil	nil	25,000 / 0	nil / nil
	nil	nil	25,000 / 0	nil / nil
	nil	nil	93,750 / 56,250	9,375 / 563
	nil	nil	25,000 / 75,000	nil / nil

Ezequiel Sirotinsky	nil	nil	100,000 / 0	nil / nil
	nil	nil	25,000 / 0	nil / nil
	nil	nil	25,000 / 0	nil / nil
	nil	nil	31,250 / 18,750	313 / 188
	nil	nil	25,000 / 75,000	nil / nil

(1)

Aggregate value realized calculated using the closing price of our common shares on the Toronto Stock Exchange on date of exercise less exercise price of stock options exercised multiplied by number of options exercised. Amount shown is in Canadian dollars.

(2)	The figures relate solely to stock options.
(3)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the Toronto Stock Exchange on June 28, 2013, of $0.35, less the exercise price of in-the-money stock options, is shown in Canadian dollars.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 70

(4)

Calculation determined by converting United States currency exercise price to Canadian dollars at an exchange rate of CAD$1 = US$0.9841, the Bank of Canada conversion rate as at April 9, 2013, the date of exercise.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for our directors and officers nor do we provide compensation pursuant to any bonus or profit-sharing plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have entered into formal agreements with our directors, our executive officers and with three key employees that establish financial arrangements that would be in effect in the event of a change of control of our company. Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to three times the annual compensation being paid to such person as at the time of the change of control.

Directors

With the exception of directors whom also serve as officers or whom serve on any special committees on an as needed basis, we have arrangements in place in which directors are entitled to receive an attendance fee of $1,000 per meeting of our Board of Directors and an attendance fee of $800 per committee meeting during our most recently completed financial year and subsequently up to and including the date of this Transition Report on Form 20-F. In addition, directors are entitled to reimbursement of actual expenses incurred in the performance of their duties as directors.

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

During the thirteen months ended June 30, 2013, we did not nor did any of our subsidiaries have any arrangement to provide benefits to our directors upon termination of employment.

From January 18, 2012, to January 29, 2013, our Audit Committee consisted of Raul Ferrer, David Kaplan and Pedro Pablo Permuy. On January 29, 2013, Cristobal Colon de Carvajal was added to our Audit Committee replacing Raul Ferrer. Each Audit Committee member is financially literate and is appointed by our board of directors to hold office until removed by our board of directors or until our next annual general meeting, at which time the appointments expire and such individuals are eligible for re-appointment. The Audit Committee reviews our interim financial statements and annual audited consolidated financial statements, liaises with our auditors, and recommends to our board of directors whether or not to approve such financial statements. Our Audit Committee must convene a meeting to consider any matters our auditor believes should be brought to the attention of our board of directors or our shareholders.

Our Audit Committee operates pursuant to a charter adopted by our board of directors. Our Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

From November 6, 2009, to January 29, 2013, our Compensation Committee consisted of Raul Ferrer, Richard Fifer and David Kaplan. On January 29, 2013, Pedro Pablo Permuy was added to our Compensation Committee replacing Raul Ferrer. The Compensation Committee is appointed by our board of directors and is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for board members, committee members and our senior officers. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans, recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 71

Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Since November 6, 2009, to November 29, 2012, our Corporate Governance Committee consisted of Raul Ferrer, Richard Fifer and David Kaplan. On November 29, 2012, Pedro Pablo Permuy was added to our Corporate Governance Committee. On January 29, 2013, the composition of members was amended to include Raul Ferrer, Pedro Pablo Permuy and Cristobal Colon de Carvajal. The primary function of our Corporate Governance Committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach.

The members of our Corporate Social Responsibility Committee are Richard Fifer, Pedro Pablo Permuy and Cristobal Colon de Carvajal. The primary function of our Corporate Social Responsibility Committee is to assist our board of directors in overseeing our environmental, safety and health, and corporate social responsibility policies and programs, and our environmental, safety and health, and corporate social responsibility performance.

6.D.	Employees

As at June 30, 2013, we had two permanent employees at our principal office located in Vancouver, Canada, and two permanent employees based in Toronto, Canada. In Spain, our subsidiary, Corporacion Recursos Iberia S.L.U. employed 23 people and one contract staff member. In Portugal, we had five employees and we subcontracted exploration drilling with Portuguese and Spanish companies that work on a campaign basis. In Panama, where our largest operations are located, we had approximately 1,215 employees at our various locations. Our office in Panama City had 34 permanent employees and one contract staff member, in administration, presidency, accounting, investor relations, logistics, legal and IT departments. Our geological exploration team in Petaquilla Minerals, S.A., including administration, digitalization, laboratory, maintenance, etc. staff contained approximately 133 team members plus three contractors. Petaquilla Gold, S.A. had 297 permanent employees at our Molejon gold plant site and 81 permanent employees plus two professional service contracts at our office in Santa Ana, Panama. Our infrastructure division, Panama Desarrollo de Infraestructuras, S.A. had 665 employees.

Our subsidiary company, Petaquilla Gold, S.A. has a labour contract with union employees at our Molejon gold plant. A single union, Sindicato de los Trabajadores de las Empresas Mineras Petaquilla, negotiates the labor contract on our workers’ behalf. We have not experienced any disruptions of our operations as a result of any labor disagreements to date.

6.E.	Share Ownership

As at October 31, 2013, the following table sets forth the share ownership of those persons listed in subsection 6.B. above and includes the details of all options or warrants to purchase our shares held by such persons:

	Number of
	Common	Number of	Beneficial	Exercise
	Shares	Common Shares	Percentage	Price
Name	Held at	Subject to Options	Ownership	(CAD$)	Expiry Date
	October	or Warrants at	(1)	(2)
	31, 2013	October 31, 2013
Cristobal Colon de Carvajal	nil	300,000	*	0.56	January 29, 2018

		400,000		0.23	November 18, 2014
		50,000		0.87	January 5, 2015
Rodrigo Esquivel	nil	50,000	*	0.57	March 25, 2015
		50,000		1.11	December 21, 2015
		212,023		0.10	February 28, 2016
		100,000		0.56	January 29, 2018

		400,000		0.23	November 18, 2014
Raul Ferrer	nil	50,000	*	0.57	March 25, 2015
		100,000		0.56	January 29, 2018
		400,000		0.34	August 15, 2018

		600,000		0.23	November 18, 2014
Richard Fifer	4,369,283	100,000	1.97%
		350,000		0.57	March 25, 2015

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 72

		400,000		0.53	April 30, 2015
		212,023		0.75	November 1, 2015
		100,000		0.10	February 28, 2016
				0.56	January 29, 2018

		400,000		0.23	November 18, 2014
David Kaplan	445,716	50,000	*	0.57	March 25, 2015
		100,000		0.56	January 29, 2018

		100,000		0.75	November 1, 2015
Pedro Pablo Permuy	nil	350,000	*	0.34	May 8, 2017
		100,000		0.56	January 29, 2018

		300,000		0.52	December 1, 2013
		300,000		0.23	November 18, 2014
Joao Manuel	65,000	50,000	*	0.57	March 25, 2015
		250,000		0.34	May 8, 2017
		162,023		0.10	February 28, 2016
		100,000		0.56	January 29, 2018

Andrew Ramcharan	nil	500,000	*	0.34	May 8, 2017

		25,000		0.87	January 5, 2015
		25,000		0.57	March 25, 2015
Lazaro Rodriguez	nil	150,000	*	0.34	May 8, 2017
		100,000		0.56	January 29, 2018

		100,000		0.75	November 1, 2015
		25,000		$1.00	November 29, 2015
Ezequiel Sirotinsky	nil	25,000	*	$0.93	April 6, 2016
		50,000		$0.34	May 8, 2017
		100,000		0.56	January 29, 2018

(1)	Indicates less than 1%
(2)

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of September 20, 2013, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 222,330,161 common shares outstanding as of September 20, 2013.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 73

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

We are a publicly-held corporation with our shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, as at October 31, 2013, we do not have any shareholders who may beneficially own, directly or indirectly, or control more than 5% of our common shares.  For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As at October 31, 2013, there were 222,330,161 of our common shares issued and outstanding. Based on the records of our registrar and transfer agent, Computershare Trust Company of 510 Burrard Street, Vancouver, British Columbia, Canada, as at October 31, 2013, there were a total of 202 holders of our common shares, of which 46 were resident in Canada holding an aggregate 139,833,412 common shares, 106 were resident in the United States holding an aggregate 78,574,345 common shares and 50 holders holding an aggregate of 3,922,404 common shares were not resident in either Canada nor the United States. The shareholdings of United States holders represented approximately 35.34% of our total issued and outstanding common shares of 222,330,161 as at October 31, 2013.

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

We incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the thirteen months ended June 30, 2013, and the year ended May 31, 2012. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  We paid for goods and services provided to the Molejon mine of $835,899 during the thirteen months ended June 30, 2013 (May 31, 2012 - $598,663; May 31, 2011 - $228,965) to companies controlled by our Executive Chairman. As at June 30, 2013, $349,019 was owed to this related party (May 31, 2012 - $188,551)

  We paid legal fees of $166,158 (May 31, 2012 – 218,267; May 31, 2011 - $nil) to a law firm where an officer is a partner and is included within general and administrative expenses. As at June 30, 2013, $184,641 was owed to this related party (May 31, 2012 - $nil)

Other than the above transactions, there were no material transactions in the thirteen months ended June 30, 2013,

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 74

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

None of our officers or directors, or any associate of such person, was indebted to us at any time during the thirteen months ended June 30, 2013, or the year ended May 31, 2012, or the year ended May 31, 2011.

7. C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

This Transition Report on Form 20-F contains our consolidated financial statements for the thirteen months ended June 30, 2013, and years ended May 31, 2012, and May 31, 2011, which include an Independent Auditor’s Report of Registered Public Accounting Firm dated October 4, 2013, a Report of Independent Registered Public Accounting Firm dated October 4, 2013, Consolidated Statements of Financial Position, Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal periods ended June 30, 2013, May 31, 2012, and May 31, 2011, Consolidated Statements of Changes in Equity for the thirteen months ended June 30, 2013, and years ended May 31, 2012, and May 31, 2011, Consolidated Statements of Cash Flows for the thirteen months ended June 30, 2013, and years ended May 31, 2012, and May 31, 2011, and Notes to the Consolidated Financial Statements.

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

Subsequent to June 30, 2013, the following events took place:

(a)

On July 15, 2013, we, through its subsidiary Panama Desarrollo de Infraestructuras, S.A. entered into a $7 million bank loan with MetroBank, S.A for management of working capital. The loan will accrue interest at 7.50% during its term of 12 months and is guaranteed by accounts receivable for up to an amount of $23 million from the subcontract with Inmet for delivery of aggregate materials and screened rocks. The proceeds from the loan were utilized to repay the $4 million bank loan with MetroBank S.A.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 75

(b)

We, through our subsidiary Petaquilla Gold, S.A., entered into a finance leaseback arrangement with Caterpillar Financial in relation to a power generator for a total value of $346,500. The monthly lease payments amount to $15,357 for a term of 24 months.

(c)

On August 7, 2013, we modified the terms of certain incentive stock options granted to employees and consultants. The exercise price of 150,000 stock options, expiring on January 29, 2018, was modified from CAD$0.56 per share to CAD$0.33 per share and the exercise price of 550,000 options, with the same original terms, was modified to CAD$0.35 per share.

(d)	On August 15, 2013, we granted 400,000 incentive stock options to a director. The options are exercisable at CAD$0.34 per common share for a period of five years from the date of grant.

(e)

On September 9, 2013, we entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet Trading, LLC. In exchange for $2,500,000 (less $15,000 in legal fees), we will deliver 2,128 ounces of gold (152 ounces per week for 14 weeks commencing during the week of September 20, 2013, and ending during the week of December 20, 2013). The agreement assumes a minimum gold price of $1,360 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing, however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,360 per ounce) shall bear interest at a maximum rate of 20%.

In addition to the Prepayment Facility, we also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,500 per ounce. The call options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on October 29, 2013, and ending on February 26, 2014.

The Prepayment Facility is collateralized by a secondary priority pledge and assignment of our rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to our subcontract with Inmet for delivery of aggregate materials and screened rocks.

(f)

On September 13, 2013, we paid $1,666,331 and $1,813,622 to Deutsche Bank in settlement of our July 2013 and August 2013 metal delivery requirements pursuant to our gold agreement and silver agreement. The amounts paid were in relation to 2,970 ounces of gold and 30,400 ounces of silver which were not delivered during both periods. We are currently in negotiations with Deutsche Bank to reschedule our delivery requirements for the month of September 2013 or settlement of such requirements in cash.

ITEM 9.	THE OFFER AND LISTING

9. A.	Offer and Listing Details

The high and low sale prices for our common shares on the Toronto Stock Exchange for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows.

		High (CAD$)	Low (CAD$)
September 2013		$0.38	$0.31
August 2013		$0.385	$0.315
July 2013		$0.38	$0.315
June 2013		$0.39	$0.28
May 2013		$0.385	$0.29
April 2013		$0.46	$0.33
		High (CAD$)	Low (CAD$)
June 1, 2012 – June 1, 2013		$0.66	$0.28
Fourth Quarter	(March 1, 2013 – June 30, 2013)	$0.51	$0.28
Third Quarter	(December 1, 2012 – February 28, 2013)	$0.60	$0.405

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 76

Second Quarter	(September 1, 2012 – November 30, 2012)	$0.66	$0.35
First Quarter	(June 1, 2012 – August 31, 2012)	$0.445	$0.35

June 1, 2011 – May 31, 2012		$0.94	$0.30
Fourth Quarter	(March 1, 2012 – May 31, 2012)	$0.60	$0.30
Third Quarter	(December 1, 2011 – February 28, 2012)	$0.72	$0.53
Second Quarter	(September 1, 2011 – November 30, 2011)	$0.94	$0.60
First Quarter	(June 1, 2011 – August 31, 2011)	$0.83	$0.59

June 1, 2010 – May 31, 2011		$1.36	$0.30
Fourth Quarter	(March 1, 2011 – May 31, 2011)	$1.15	$0.65
Third Quarter	(December 1, 2010 – February 28, 2011)	$1.36	$0.96
Second Quarter	(September 1, 2010 – November 30, 2010)	$1.22	$0.365
First Quarter	(June 1, 2010 – August 31, 2010)	$0.54	$0.30

June 1, 2009 – May 31, 2010		$0.98	$0.20
Fourth Quarter	(March 1, 2010 – May 31, 2010)	$0.70	$0.37
Third Quarter	(December 1, 2009 – February 28, 2010)	$0.98	$0.60
Second Quarter	(September 1, 2009 – November 30, 2009)	$0.62	$0.20
First Quarter	(June 1, 2009 – August 31, 2009)	$0.79	$0.45

June 1, 2008 – May 31, 2009		$1.98	$0.285
Fourth Quarter	(March 1, 2009 – May 31, 2009)	$0.73	$0.35
Third Quarter	(December 1, 2008 – February 28, 2009)	$0.61	$0.285
Second Quarter	(September 1, 2008 – November 30, 2008)	$1.30	$0.36
First Quarter	(June 1, 2008 – August 31, 2009)	$1.98	$0.93

The closing price of our common shares on the Toronto Stock Exchange on October 31, 2013, was CAD$0.42.

The high and low sale prices for our common shares on the Over The Counter Bulletin Board for each of the preceding six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

		High	Low
September 2013		$0.365	$0.2955
August 2013		$0.37	$0.3077
July 2013		$0.3741	$0.3047
June 2013		$0.3722	$0.265
May 2013		$0.38	$0.284
April 2013		$0.45	$0.3264
		High	Low
June 1, 2012 – June 30, 2013		$0.686	$0.265
Fourth Quarter	(March 1, 2013 – June 30, 2013)	$0.49	$0.265
Third Quarter	(December 1, 2012 – February 28, 2013)	$0.609	$0.41
Second Quarter	(September 1, 2012 – November 30, 2012)	$0.686	$0.3499
First Quarter	(June 1, 2012 – August 31, 2012)	$0.43	$0.346

June 1, 2011 – May 31, 2012		$0.96	$0.2944

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 77

Fourth Quarter	(March 1, 2012 – May 31, 2012)	$0.6051	$0.2944
Third Quarter	(December 1, 2011 – February 28, 2012)	$0.7025	$0.51
Second Quarter	(September 1, 2011 – November 30, 2011)	$0.96	$0.56
First Quarter	(June 1, 2011 – August 31, 2011)	$0.8855	$0.60

June 1, 2010 – May 31, 2011		$1.29	$0.30
Fourth Quarter	(March 1, 2011 – May 31, 2011)	$1.17	$0.6968
Third Quarter	(December 1, 2010 – February 28, 2011)	$1.29	$0.99
Second Quarter	(September 1, 2010 – November 30, 2010)	$1.158	$0.37
First Quarter	(June 1, 2010 – August 31, 2010)	$0.4856	$0.30

June 1, 2009 – May 31, 2010		$0.94	$0.2099
Fourth Quarter	(March 1, 2010 – May 31, 2010)	$0.66	$0.39
Third Quarter	(December 1, 2009 – February 28, 2010)	$0.94	$0.571
Second Quarter	(September 1, 2009 – November 30, 2009)	$0.54	$0.2099
First Quarter	(June 1, 2009 – August 31, 2009)	$0.715	$0.4405

June 1, 2008 – May 31, 2009		$1.99	$0.272
Fourth Quarter	(March 1, 2009 – May 31, 2009)	$0.629	$0.2747
Third Quarter	(December 1, 2008 – February 28, 2009)	$0.5035	$0.272
Second Quarter	(September 1, 2008 – November 30, 2008)	$1.15	$0.305
First Quarter	(June 1, 2008 – August 31, 2009)	$1.99	$0.914

The closing price of our common shares on the Over the Counter Bulletin Board on October 31, 2013, was $0.407.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

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

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 78

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 79

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

Our Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd. Plan were filed with the SEC on September 13, 2012, as Exhibit 1.A. to our Annual Report on Form 20-F for the fiscal year ended May 31, 2012.

Our Shareholder Rights Plan was filed with the SEC on September 9, 2011 as Exhibit 2.A. to our Annual Report on Form 20-F for the year ended May 31, 2011.

10.C.	Material Contracts

We have entered into formal agreements with our directors, our executive officers and with three key employees that establish financial arrangements that would be in effect in the event of a change of control of our company. Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of our company, the payment of an amount equal to three times the annual compensation being paid to such person as at the time of the change of control.

10.D.	Exchange Controls

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 80

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

The following investments by non-Canadians are subject to notification under the Act:

1. an investment to establish a new Canadian business; and

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 81

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 82

the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Transition Report. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

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

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. We are a public corporation for purposes of the ITA and a common share of our company will be taxable Canadian property to a non-resident holder if, at any time during the 60 month period immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of our shares and more than 50% of the fair market value of our shares are derived directly or indirectly from any one of, or any combination of, real or immoveable property situated in Canada, Canadian resource properties, timber resource properties or options in respect of any such properties. Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

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

Material United States Federal Income Tax Consequences

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 83

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

U.S. Holders

As used in this Transition Report, a “U.S. Holder” means a holder of our common shares that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

This summary does not address the tax consequences to U.S. Holders subject to specific provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, U.S. Holders that own or are deemed to own 10% or more of our voting shares, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, partnerships or other pass-through entities for U.S. federal income tax purposes, shareholders that hold common shares as part of a straddle, hedging or conversion transaction and shareholders that acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

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

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1,

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 84

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 85

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 86

10. F.	Dividends and Paying Agents

Not applicable.

10.G.	Statements by Experts

Not applicable.

10.H.	Documents on Display

Any documents referred to in this Transition Report may be inspected at our head office located at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4, during normal business hours.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following describes the types of risks that we are exposed to and our objectives and policies for managing those risk exposures:

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for us by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents, restricted investments, and restricted cash. We reduce our credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for the majority of our gold sales is received prior to gold being credited to the customer’s account at the refinery or through alternative prepayment arrangements. Sales during the year were mainly to two customers, and both are of considerably high credit worthiness. We have reduced our credit risk by investing our cash and cash equivalents, investments, and restricted cash in term deposits with financial institutions that operate globally.

Our maximum exposure to credit risk is $9,530,837 (May 31, 2012 - $6,526,286). Our sale of gold to Auramet during the thirteen months ended June 30, 2013, amounted to $84.7 million which constitutes 88% of our total revenue from the sale of gold. Auramet is, therefore, considered to be a major customer to us.

Liquidity risk
Liquidity risk arises from our general and capital financing needs. We have in place a planning and budgeting process to help determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet its obligations.

At June 30, 2013, we held cash and cash equivalents of $1,855,544 and bank overdraft of $907,360 (May 31, 2012 – cash and cash equivalents of $1,975,660) and had a working capital deficit of $85,608,791 (May 31, 2012 - $41,775,106). We are currently working with Deutsche Bank and several other parties to obtain sufficient liquidity to alleviate the current working capital deficit.

The contractual maturities of financial liabilities are outlined in Note 29 to the audited consolidated financial statements for the thirteen months ended June 30, 2013, and the events giving rise to uncertainty for us to continue as a going concern is disclosed in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Market risk

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 87

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact our net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and the Euro denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As we conduct the vast majority of our activities in United States dollars, changes in the exchange rate between the Canadian dollar, Euro and the US dollar have a minimal effect on our net earnings.

During the thirteen months ended June 30, 2013, we recognized a gain of $189,585 on foreign exchange (May 31, 2012 – a loss of $84,238).

Risk arises to our earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. We transact primarily in US dollar, which is also our functional and presentation currency.

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of our future cash flows will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our outstanding borrowings, cash and cash equivalents, investments and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, finance leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk and, therefore, a 1% change in the LIBOR rate would have a minimal impact on our comprehensive income and equity position.

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold. Gold prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

As part of the Gold Agreement with Deutsche Bank (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), our exposure to movements in the gold price is limited. We receive a maximum of $415 per ounce of gold sold to Deutsche Bank as long as the price of gold remains in excess of $1,290 per ounce. A 10% movement in the realised gold price for the thirteen months ended June 30, 2013, would result in an increase/decrease of $8.5 million in our comprehensive income.

Qualitative Information about Market Risk

Our objectives of capital management are intended to safeguard our ability to support our normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

Our capital structure consists of long-term debt (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), leases (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), convertible loan (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), advances in connection with future production of gold and silver (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve, accumulated other comprehensive loss, and deficit. We manage the capital structure and make adjustments in light of changes in economic conditions and the risk characteristics of our assets.

We have historically relied on the issuance of shares, secured debt, convertible secured debt, leasing arrangements, and obtaining advances of future sales from customers to fund our operations, and mineral exploration and development projects. To pursue additional projects, we may require additional funding in the future where we may be exposed to various funding and market risks that could curtail our access to these funds.

To effectively manage our capital requirements, we have in place a planning and budgeting process to help determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives and we

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 88

continually monitor current market conditions to secure funding at the lowest cost of capital. We are currently working with Deutsche Bank to find a satisfactory outcome of the breach of agreements with them (Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) and are also discussing alternative financing arrangements with several parties to meet our liquidity requirements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

For the thirteen months ended June 30, 2013, we were in default of our Forward Gold Purchase Agreement (please refer to Note 17 of our audited consolidated financial statements for the thirteen months ended June 30, 2013) as we had failed to meet our delivery requirements for December 2012 and June 2013. All amounts owing for these failed delivery requirements were paid on September 13, 2013. However, the default persists as of the date of the consolidated financial statements for all agreements with Deutsche-Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1.

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

Our Shareholder Rights Plan was filed with the SEC on September 9, 2011, as Exhibit 2.A. to our Annual Report on Form 20-F for the year ended May 31, 2011.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 89

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management has assessed the effectiveness of our disclosure controls and procedures and the design of internal controls over financial reporting and during the process identified a material weakness in internal controls.

This material weakness is as follows:

  There is a lack of detective and preventative controls at our Spanish subsidiary, Corporacion de Recursos Ibericos, as we did not have sufficient accounting resources in order to account for and apply internal controls to transactions originating at that subsidiary.

We are currently working with our senior management of the subsidiary and intend to have the deficiency corrected during the second quarter of our 2014 fiscal year.

Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of June 30, 2013, has been audited by our independent registered chartered accountants, Ernst & Young LLP, which also audited our consolidated financial statements for the thirteen months ended June 30, 2013. Ernst & Young LLP’s report is included on pages 97 and 98 of this Transition Report on Form 20-F.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 90

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

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have not identified an Audit Committee Financial Expert among the three directors currently serving on our Audit Committee. Our current Audit Committee members are David Kaplan, Pedro Pablo Permuy, and Cristobal Colon de Carvajal, each of whom, as a result of various professional backgrounds, is financially literate with an understanding of internal controls and procedures.

ITEM 16. B.	CODE OF ETHICS

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 91

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for (i) the period covered by the year ended June 30, 2013, and (ii) the period covered by the year ended May 31, 2012, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	June 30, 2013	May 31, 2012
	(CAD$)	(CAD$)
Audit Fees (1)	$1,500,000(5)	$653,000
Audit-Related Fees (2)	$273,000(5)	$416,000
Tax Fees (3)	$107,000(5)	$42,000
All Other Fees (4)	-	-
Totals	$1,880,000(5)	$1,111,000

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

(5)	Fees for the year ended June 30, 2013, are estimated.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements (i.e. 100%) and fees for the year ended June 30, 2013, and the year ended May 31, 2012, were approved by the Audit Committee and all such engagements were completed by our independent auditor with no work performed by persons other than our independent auditor’s full-time, permanent employees. The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditor's independence.

ITEM 16. D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16. E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under the Normal Course Issuer Bid filed with the Toronto Stock Exchange for the period July 9, 2012, to July 8, 2013 (the “Normal Course Issuer Bid”), we purchased 551,000 of our shares representing approximately 0.25% of our outstanding common shares as at July 8, 2013, at an average price of CAD$0.46 per share, as detailed in the table below:

Period of Normal Course Issuer Bid (1) (2)	Total Number of Shares Purchased	Average Price Paid per Share (CAD$)	Total Number of Shares Purchased as Part of Normal Course Issuer Bid	Maximum Number of Shares that May Yet Be Purchased Under the Normal Course Issuer Bid
July 9, 2012 – August 8, 2012	nil	n/a	nil	17,000,000

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 92

August 9, 2012 – September 8, 2012	nil	n/a	nil	17,000,000
September 9, 2012 – October 8, 2012	nil	n/a	nil	17,000,000
October 9, 2012 – November 8, 2012	nil	n/a	nil	17,000,000
November 9, 2012 – December 8, 2012	239,000	0.45	239,000	16,761,000
December 9, 2012 – January 8, 2013	41,500	0.43	280,500	16,719,500
January 9, 2013 – February 8, 2013	nil	n/a	280,500	16,719,500
February 9, 2013 – March 8, 2013	270,500	0.48	551,000	16,449,000
March 9, 2013 – April 8, 2013	nil	n/a	551,000	16,449,000
April 9, 2013 – May 8, 2013	nil	n/a	551,000	16,449,000
May 9, 2013 – June 8, 2013	nil	n/a	551,000	16,449,000
June 9, 2013 – July 8, 2013	nil	n/a	551,000	16,449,000

(1)	Normal Course Issuer Bid valid for period July 9, 2012, to July 8, 2013, and permitting us to purchase up to 17,000,000 of our common shares was announced on July 9, 2012.

(2)

Our Normal Course Issuer Bid effected for the period July 4, 2011, to July 3, 2012, expired during our 2013 fiscal year with no purchases made thereunder during the thirteen months ended June 30, 2013.

ITEM 16. F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16. G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16. H.	MINE SAFETY DISCLOSURE

As of the date hereof, we have nothing to disclose in response to the required information concerning mine safety violations or other regulatory matters under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 93

PART III

ITEM 17.	FINANCIAL STATEMENTS

Please see the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Transition Report on Form 20-F.

Our audited consolidated financial statements were prepared in accordance with IFRS as issued by the IASB for the thirteen months ended June 30, 2013, and the years ended May 31, 2012, and May 31, 2011, and are expressed in United States dollars.

In addition, our unaudited consolidated financial statements for the one month ended June 30, 2013, and the twelve months ended May 31, 2013, expressed in United States dollars, are provided.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 94

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Months Ended June 30, 2013

(Expressed in United States dollars)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 95

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

The Company’s management has assessed the effectiveness of its disclosure controls and procedures and the design of internal controls over financial reporting and during the process identified a material weakness in internal controls.

This material weakness is as follows:

  There was a lack of detective and preventative controls at the Company’s Spanish subsidiary, Corporacion de Recursos Ibericos, as the Company did not have sufficient accounting resources in order to account for and apply internal controls to transactions originating at that subsidiary.

The Company is currently working with the senior management of the subsidiary and intends to have the deficiency corrected during the second quarter of fiscal year 2014.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Except for the material weakness described above, Petaquilla’s management believes that, as of June 30, 2013 (“the Evaluation Date”), the Company’s internal control over financial reporting was effective as of the Evaluation Date based on those criteria.

During the period cover by this report, except for the material weakness described above, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 96

The effectiveness of the Company’s internal control over financial reporting, as of June 30, 2013, has been audited by Ernst & Young LLP, Independent Registered Accountants, who also audited the Company’s consolidated financial statements for the thirteen months ended June 30, 2013 as stated in their report which appears on the following page.

PETAQUILLA MINERALS LTD.

By:	/s/ Ezequiel Sirotinsky	By:	/s/ Joao Manuel

	Ezequiel Sirotinsky, Chief Financial Officer		Joao Manuel, Chief Executive Officer
	(principal financial and reporting officer)		(principal executive officer)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 97

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the accompanying consolidated financial statements of Petaquilla Minerals Ltd., which comprise the consolidated statements of financial position as at June 30, 2013 and May 31, 2012 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the 13 months ended June 30, 2013 and the years ended May 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Petaquilla Minerals Ltd. as at June 30, 2013 and May 31, 2012, and its financial performance and its cash flows for the 13 months ended June 30, 2013 and the years ended May 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter – going concern

Without qualifying our opinion, we draw attention to note 1 to the consolidated financial statements which indicates that the Company had a working capital deficiency of $85,608,791 as at June 30, 2013. This condition, along with other matters as set forth in note 1, indicate the existence of material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 98

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petaquilla Minerals Ltd.'s internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 4, 2013 expressed an adverse opinion thereon.

Vancouver, Canada
October 4, 2013.	Chartered Accountants

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Petaquilla Minerals Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: There was a lack of detective and preventative controls at the Company’s Spanish subsidiary, Corporacion de Recursos Ibericos. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at June 30, 2013 and May 31, 2012 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the 13 months ended June 30, 2013 and the years ended May 31, 2012 and 2011. This

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 100

material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the June 30, 2013 consolidated financial statements, and this report does not affect our report dated October 4, 2013, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding Petaquilla Minerals Ltd.’s ability to continue as a going concern.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Petaquilla Minerals Ltd. has not maintained effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at June 30, 2013 and May 31, 2012 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the 13 months ended June 30, 2013 and the year ended May 31, 2012 and 2011 of Petaquilla Minerals Ltd. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2013 financial statements, and this report does not affect our report dated October 4, 2013, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding Petaquilla Minerals Ltd.’s ability to continue as a going concern.

Vancouver, Canada
October 4, 2013.	Chartered Accountants

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 101

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	June 30,	May 31,
	2013	2012
	(Note 1)
	($)	($)
Assets (Note 12)
Current assets
Cash and cash equivalents	1,855,544	1,975,660
Short-term restricted investments	340,000	340,000
Receivables, prepaids and other (Notes 3)	5,732,751	4,525,236
Inventories (Note 4)	27,349,785	15,446,317
Assets held for distribution to owners (Notes 5)	-	16,532,176
	35,278,080	38,819,389
Non-current assets
Restricted investments (Note 12)	2,300,000	2,300,000
Inventories (Note 4)	35,348,467	14,077,466
Other assets (Notes 6)	708,123	6,710,884
Exploration and evaluation assets (Note 9)	32,947,253	31,170,407
Mineral property, plant and equipment (Note 13)	111,394,926	93,173,045
	182,698,769	147,431,802
Total Assets	217,976,849	186,251,191

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Notes 11)	61,640,691	44,211,407
Current portion of long-term debt (Note 12)	19,635,805	4,927,642
Current portion of other liabilities (Note 13)	6,560,375	1,396,856
Current portion of deferred revenue (Note 14)	800,000	14,216,977
Current portion of derivative obligation (Note 14)	32,250,000	-
Liabilities held for distribution to owners (Notes 5)	-	15,841,613
	120,886,871	80,594,495
Non-current liabilities
Long-term debt (Note 12)	15,357,903	5,515,608
Other liabilities (Note 13)	15,424,746	5,681,936
Share purchase warrants (Note 16)	749	499,826
Deferred revenue (Note 14)	-	26,750,484
Derivative obligation (Note 14)	-	217,000
Provision for closure and reclamation (Note 18)	12,997,029	11,062,579
	43,780,427	49,727,433
	164,667,298	130,321,928

Shareholders’ equity
Equity attributed to shareholders of the Company	46,348,220	48,454,407
Equity attributed to non-controlling interests	6,961,331	7,474,856
	53,309,551	55,929,263
Total liabilities and shareholders’ equity	217,976,849	186,251,191

Description of business, nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 26 and 28)
Subsequent events (Note 33)

On behalf of the Board:
Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 102

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)

Revenues (Note 17)	110,667,021	96,126,972	71,708,685
Costs of operations
Production costs (Note 4, 17, and 20)	(52,940,508)	(45,893,610)	(39,157,086)
Depreciation and depletion	(21,734,093)	(15,301,328)	(12,510,346)
	35,992,420	34,932,034	20,041,253
Expenses
General and administrative (Note 22)	17,392,882	14,228,500	10,088,183
Donations and community relations	5,560,999	1,542,860	1,707,190
Exploration and evaluation costs	11,115,413	9,903,665	9,269,305
Share-based payments (Notes 16 and 22)	592,418	514,799	919,857
Other operating expenses	-	-	4,385,816
	(34,661,712)	(26,189,824)	(26,370,351)

Earnings (loss) from operations	1,330,708	8,742,210	(6,329,098)

Finance income (expenses), net (Note 18)	(4,485,387)	(2,174,462)	(533,888)
Non-operating income (expenses) (Note 19)	(1,447,012)	15,851,886	3,019,470
	(5,932,399)	13,677,424	2,485,582

Net income (loss)	(4,601,691)	22,419,634	(3,843,516)
Net income (loss) attributed to:
Shareholders of the Company	(4,088,166)	20,626,200	(6,350,672)
Non-controlling interests	(513,525)	1,793,434	2,507,156

Other comprehensive income
Foreign currency translation gains (losses)	1,590,076	(5,187,200)	449,572

Net comprehensive income (loss)	(3,011,615)	17,232,434	(3,393,944)
Net comprehensive income (loss) attributed to:
Shareholders of the Company	(2,498,090)	15,439,000	(5,901,100)
Non-controlling interests	(513,525)	1,793,434	2,507,156

Basic earnings (loss) per share (Note 21)	(0.02)	0.10	(0.04)
Diluted earnings (loss) per share (Note 21)	(0.02)	0.10	(0.04)

Weighted average number of common shares outstanding - basic (Note 21)	214,891,381	201,472,561	146,404,334
Weighted average number of common shares outstanding - diluted (Note 21)	214,891,381	206,560,782	146,404,334

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 103

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Number of	Share	Treasury	Share Based	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	Payments	Purchase	Other	Deficit	Shareholders	controlling
	Shares	(Note 16)		Reserve	Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2010	125,281,951	102,535,295	(122,193)	16,190,925	1,319,147	-	(145,169,453)	(25,246,279)	-	(25,246,279)
Non-brokered private placement, net of finders’ fees	32,000,000	12,273,198	-	-	-	-	-	12,273,198	-	12,273,198
Finders’ options issued	-	-	-	-	1,031,232	-	-	1,031,232	-	1,031,232
Issue of shares on exercise of share options	593,750	225,614	-	-	-	-	-	225,614	-	225,614
Reclassification of grant date fair value on exercise of share options	-	276,184	-	(276,184)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	18,553,800	11,988,810	-	-	-	-	-	11,988,810	-	11,988,810
Reclassification of grant date fair value on exercise of share purchase warrants	-	13,522,125	-	-	(922,103)	-	-	12,600,022	-	12,600,022
Share-based payments	-	-	-	919,857	-	-	-	919,857	-	919,857
Cumulative translation adjustment	-	-	-	-	-	449,572	-	449,572	-	449,572
Net loss	-	-	-	-	-	-	(3,843,516)	(6,350,672)	2,507,156	(3,843,516)

Balance at May 31, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	449,572	(149,012,969)	7,891,354	2,507,156	10,398,510

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 104

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Number of	Share	Treasury	Share Based	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	Payments	Purchase	Other	Deficit	Shareholders	controlling
	Shares	(Note 16)		Reserve	Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	449,572	(149,012,969)	7,891,354	2,507,156	10,398,510
Issue of shares on acquisition of Iberian Resources Corp. (“Iberian”) (Note 8)	44,635,225	34,784,409	-	-	-	-	-	34,784,409	-	34,784,409
Issue of share options on acquisition of Iberian (Note 8)	-	-	-	1,905,969	-	-	-	1,905,969	-	1,905,969
Issue of share purchase warrants on acquisition of Iberian (Note 8)	-	-	-	-	785,974	-	-	785,974	-	785,974
Treasury shares on acquisition of Iberian (Note 8)	-	-	(8,634,926)	-	-	-	-	(8,634,926)	-	(8,634,926)
Treasury shares on dilution of investment in Azuero (Note 7)	-	-	(1,420,255)	(1,754,011)	-	-	3,174,266	(3,174,266)	3,174,266	-
Issue of shares on acquisition of 31% of Minera Belencillo	175,438	101,430	-	-	-	-	-	101,430	-	101,430
Issue of shares on exercise of share options	300,000	44,373	-	-	-	-	-	44,373	-	44,373
Reclassification of grant date fair value on exercise of share options	-	178,159	-	(178,159)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	354,867	65,050	-	-	-	-	-	65,050	-	65,050
Reclassification of grant date fair value on exercise of share purchase warrants	-	212,361	-	-	(212,361)	-	-	-	-	-
Shares forfeited	(31,250)	(41,655)	-	15,342	-	-	-	(26,313)	-	(26,313)
Treasury shares repurchased	-	-	(1,242,446)	-	-	-	-	(1,242,446)	-	(1,242,446)
Share-based payments	-	-	-	514,799	-	-	-	514,799	-	514,799
Cumulative translation adjustment from translation of foreign subsidiaries (Note 8)	-	-	-	-	-	(5,187,200)	-	(5,187,200)	-	(5,187,200)
Net income	-	-	-	-	-	-	22,419,634	20,626,200	1,793,434	22,419,634

Balance at May 31, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 105

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Number of	Share	Treasury	Share Based	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments	Purchase	Other	Deficit	Shareholders	controlling
	Shares	(Note 16)		Reserve	Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263
Issue of shares on exercise of share options	466,380	57,137	-	-	-	-	-	57,137	-	57,137
Reclassification of grant date fair value on exercise of share options	-	303,457	-	(303,457)	-	-	-	-	-	-
Treasury shares repurchased	-	-	(257,652)	-	-	-	-	(257,652)	-	(257,652)
Share-based payments	-	-	-	592,418	-	-	-	592,418	-	592,418
Cumulative translation adjustment from translation of foreign subsidiaries (Note 8)	-	-	-	-	-	1,590,076	-	1,590,076	-	1,590,076
Net loss	-	-	-	-	-	-	(4,601,691)	(4,088,166)	(513,525)	(4,601,691)

Balance at June 30, 2013	222,330,161	176,525,947	(11,677,472)	17,627,499	2,001,889	(3,147,552)	(128,020,760)	46,348,220	6,961,331	53,309,551

(1) June 30, 2013 – 17,799,111 common shares (May 31, 2012 – 17,248,111 common shares, May 31, 2011 – 44,200 common shares)

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 106

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)
Cash flows from Operating Activities
Cash generated from operations (Note 27)	12,585,709	23,695,752	51,886,093
Interest paid	(1,746,848)	(2,026,958)	(7,758,123)
Interest received	146,066	196,541	-
Net cash provided by operating activities	10,984,927	21,865,335	44,127,970

Cash flows from Financing Activities
Proceeds from exercise of share options and warrants	43,137	109,423	12,214,428
Proceeds from issuance of common shares, net of costs	-	-	29,922,006
Repurchase of treasury shares	(257,652)	(1,242,446)	-
Payment of finance lease obligations	(3,053,179)	(2,692,503)	(4,105,717)
Repayment of long-term debt	(1,318,788)	(482,485)	(74,987)
Proceeds from bank loans	11,172,338	4,371,462	2,235,520
Gross proceeds from convertible loan	-	6,042,296	-
Repayment of secured notes	-	(7,312,245)	(62,961,696)
Net cash provided by (used in) financing activities	6,585,856	(1,206,498)	(22,770,446)

Cash flows from Investing Activities
Acquisition of Iberian, net of cash acquired	-	(213,336)	-
Change in restricted cash	(64,155)	141,208	311,617
Purchase of investments	-	(40,000)	(2,600,000)
Deposits on equipment	-	(4,997,526)	(2,693,356)
Proceeds on disposal of equipment	120,000	-	-
Investment in exploration and evaluation assets	(325,250)	(394,531)	-
Investment in mineral properties, plant & equipment	(17,324,719)	(18,913,462)	(15,289,160)
Net cash used in investing activities	(17,594,124)	(24,417,647)	(20,270,899)
Impact of exchange rate changes on cash and cash equivalents	(96,775)	21,678	518
Change in cash and cash equivalents	(120,116)	(3,737,132)	1,087,143
Cash and cash equivalents, beginning of period	1,975,660	5,712,792	4,625,649
Cash and cash equivalents, end of period	1,855,544	1,975,660	5,712,792

Supplemental cash flow information is contained in Note 27.

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 107

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND GOING CONCERN

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. The Company also owns 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

On August 19, 2013, the Company announced a change of its fiscal year-end from May 31st to June 30th. These consolidated financial statements include operations for a period of thirteen months from June 1, 2012 to June 30, 2013. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of thirteen months ended June 30, 2013 in these consolidated financial statements. The amounts presented for the years ended May 31, 2012 and May 31, 2011, consider only a 12 month period and are therefore not entirely comparable.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of June 30, 2013, the Company has an accumulated deficit of $128,020,760 (2012 -$123,419,069) and a working capital deficiency of $85,608,791 (2012 - $41,775,106).

The Company is in default of its Forward Gold Purchase Agreement (Note 14) as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for these failed delivery requirements were paid on September 13, 2013. The default persists as of the date of the consolidated financial statements for all agreements with Deutsche-Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been discussing alternative financing arrangements with several parties. However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in the consolidated financial statements.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in the consolidated financial statements are presented in Note 3 and are based on IFRS issued and outstanding as of October 4, 2013, the date the Board of Directors approved the consolidated financial statements.

These consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts are presented in United States (“U.S”) dollars, the functional currency of the Company, unless otherwise specified.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 108

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. This summary of significant accounting policies has been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits for its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of incorporation up to the effective date of disposal or loss of control. The principal subsidiaries of the Company and their geographic locations as at June 30, 2013 were as follows:

Subsidiary	Location	Ownership
		Interest

Petaquilla Gold, S.A.	Panama	100%
Petaquilla Minerals, S.A.	Panama	100%
Panama Desarrollo De Infraestructuras, S.A. (Note 5)	Panama	100%
Corporacion de Recursos Iberia S.L.	Spain	100%
Almada Mining S.A.	Portugal	100%
Azuero Mining Development, S.A. (Note 7)	Panama	30%

On June 2, 2011, the Company’s subsidiary, PDI entered into a 40% Joint Venture for the construction of the Molejon by-pass road for a third party (Note 20). The joint venture is a jointly controlled operation and as such Petaquilla accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture. The joint venture has finalized the construction contracts effective May 2013 and has no further activity.

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

Intercompany transactions and balances with subsidiaries have been eliminated. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and jointly controlled operations, prior to consolidation, to bring their accounting policies in line with those used by the Company.

The Company’s significant accounting policies are as follows:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 109

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Revenue recognition

Revenue from sale of metals and aggregate materials:
Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sales price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Prior to commercial production of gold, revenues and related expenses are recognized as a net decrease or increase to Mineral Properties, respectively. The Company considers silver to be a by-product from the extraction of gold. Revenue from the sale of by-products is offset against production costs.

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

Overdraft balance at banks is considered part of the Company’s bank loans and is not netted against the Company’s cash and cash equivalents.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 110

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

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

Supplies are valued at average cost. In the event that the net realizable value of the finished product, the production for which the supplies are being held for use, is lower than the expected cost of the finished product, the supplies are also written down to their net realizable value.

Exploration and evaluation expenditures

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  Researching and analyzing existing exploration data;

  Conducting geological studies, exploratory drilling and sampling;

  Examining and testing extraction and treatment methods; and

  Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 111

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

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

The carrying values of capitalized amounts are reviewed at each reporting period, or when indicators of impairment are present.

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

Leases

Company as a lessee:
Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease at the fair value of the leased property, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of operations.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the statement of operations on a straight line basis over the lease term.

Company as a lessor:
Leases in which the Company does not transfer substantially all the risks and benefits of ownership of an asset are classified as an operating lease. When assets are leased out under an operating lease, the asset is included in the statement of financial position based on the nature of the asset.

Lease income on operating leases is recognized over the term of the lease on a straight line basis.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 112

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, restricted cash, investments, accounts payable and accrued liabilities, obligations under finance leases, long-term debt, convertible loans, share purchase warrants denominated in a currency other than the Company’s functional currency, and forward contracts classified as derivative obligation.

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

Cash and cash equivalents, investments and restricted cash are classified as held for trading and are measured at fair value. Receivables, which include trade receivables and refundable government value added taxes, are classified as loans and receivables.

Accounts payable and accrued liabilities, obligations under finance leases, and long-term debt are classified as other financial liabilities.

Conversion feature of the convertible loan, share purchase warrants denominated in a currency other than the Company’s functional currency, and derivative obligations are classified as FVTPL.

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

Compound instruments

The Company recognizes separately the components of a financial instrument that create a financial liability for the Company and grant an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has the choice over how it is settled. At the date of issue of such compound instrument, for example a convertible loan, the fair value of the liability component is estimated using prevailing market interest rates for similar instruments. If the equity component is not fixed, the conversion feature is considered a financial liability classified as FVTPL.

All transaction costs related to derivative instruments are expensed in the period in which they were incurred.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 113

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

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

The estimated present value of the closure and reclamation cost obligation is re-measured at each period end for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the pre-tax risk-free interest rate. Closure and reclamation cost obligations are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the obligations are also accounted for as changes in the carrying amounts of related assets, except where a reduction in the obligation is greater than the carrying amount of the related asset, in which case the related asset is reduced to $nil and the remaining adjustment is recorded in earnings. Changes to the carrying amounts of related assets result in adjustments to future depreciation and depletion expense.

Segment information

The Company has determined that it operates in one reporting segment, the exploration, development and operation of mineral properties. The chief operating decision maker for the Company is determined to be the Chief Executive Officer of the Company who reviews the financial and operational performance of the reporting segment. Operation of mineral properties and extraction of gold occurs in Panama while exploration occurs in Panama and the Iberian Peninsula. All revenue and inventory in fiscal 2013 and 2012 were related to the reporting segment in Panama.

Impairment of non-current assets

At each reporting date, the Company reviews and evaluates its non-current assets, including Mineral Properties, Plant and Equipment, to determine whether there is an indication that those assets may be impaired. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of impairment, if any.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use and is based on estimated future pre-tax cash flows for the mining properties, discounted to their present value using the pre-tax interest rate which reflects the current market assessment of the time value of money. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 114

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

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

Earnings (loss) per share

The Company uses the weighted average number of common shares issued and outstanding during the period in its calculation of earnings (loss) per share (“EPS”). Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of potentially dilutive common shares, using the treasury stock method for share purchase options and warrants and for convertible loan using the if-converted method. The treasury stock method calculates the dilutive effect of share options and warrants assuming that the proceeds to be received on the exercise of share options and warrants are applied to repurchase common shares at the average market price for the period. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Foreign currency translation and transactions

The functional currency of the parent entity and the presentation currency of the consolidated financial statements is the U.S. dollar. The functional currency of the Company’s Canadian and Panamanian subsidiaries is also the U.S. dollar, while the functional currency of Iberian subsidiaries is the Euro. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 115

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

denominated in foreign currencies have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the rate of exchange in effect as of the reporting period date. Foreign currency differences are recognized in comprehensive income or loss in the same period in which they arise.

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

Non-controlling interest

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying value of the Company’s subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

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

The Company has an interest in a joint venture, which is a jointly controlled operation. The venturers have a contractual arrangement that establishes joint control over the economic activities of the operation and requires unanimous agreement for financial and reporting decisions among the venturers. The Company recognizes its interest in the joint venture by combining its proportionate share of each of the assets, liabilities, income, and expenses of the joint venture with similar items, line by line, in the consolidated financial statements and also recognizes of its own expenses incurred on behalf of the joint venture. The financial statements of the joint venture are prepared for the same reporting period as the Company. Adjustments are made, where necessary, to bring the accounting policies in line with those of the Company.

Comparative information

During the year ended May 31, 2012 and May 31, 2011, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold from the Company’s Molejon gold mine, against production cost. Certain revenue from rendering of services was also considered incidental to the Company’s operations and was offset against production costs. During the thirteen months ended June 30, 2013,

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 116

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

the Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $1,829,576 from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s consolidated financial statements for the year ended May 31, 2012 (May 31, 2011 - $nil) is disclosed as revenue in these consolidated financial statements (Note 17).

4.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

Disclosures – Offsetting financial assets and financial liabilities

Amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7) were issued by IASB in December 2011. These amendments require an entity to disclose information about rights to set-off and related arrangements. The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”). The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set-off in accordance with IAS 32. The amendments are effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of these amendments.

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

Consolidation accounting

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual reporting period beginning July 1, 2013 for the Company. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently evaluating the impact of this standard.

Joint ventures

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded existing IAS 31, Joint Ventures (“IAS 31”) effective for annual reporting period beginning July 1, 2013 for the Company. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement,

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 117

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently evaluating the impact of this standard.

Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

Other comprehensive income

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual reporting period beginning July 1, 2013 for the Company. The standard is not expected to have an impact on the Company’s financial results.

Offsetting financial assets and liabilities

Amendments to IAS 32 were issued by IASB in December 2011 to clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous. The amendments are effective, on retrospective basis, for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments.

Stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 118

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

judgements, estimates and assumptions are accounted for prospectively.

Management has made critical judgements in the process of applying the Company’s accounting policies. Those that have the most significant effect on the amount recognized in the consolidated financial statements include, but are not limited to, the economic viability of mineral properties, net realizable value of stockpiled inventories, determination of disposal group held for distribution to owners, accounting treatment and valuation of forward sales contracts, and the appropriate classification of financial assets and liabilities on initial recognition and at subsequent dates.

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

  Stockpiled ore is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys conducted by management and assisted by a qualified person, as defined in National Instrument 43-101 (“NI 43-101”).

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

  Fair value of derivatives

  The Company has a derivative obligation pertaining to Gold Agreement and Silver Agreement (Note 14). Such derivative instruments are valued using pricing models. These models require a variety of inputs, including but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible but where this is not feasible, a degree of judgment is required in establishing fair values. The Changes in these assumptions could impact the carrying value of derivative instruments and the amount of unrealized gains or losses recognized in non-operating income (expenses) within the statement of operations.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 119

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

  Recoverability of long-term assets;

  The Company assesses its cash-generating units each reporting period to determine whether any indication of impairment exists. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

  The Company’s cash-generating units are considered to be its Molejon gold mine and its exploration and evaluation assets in the Iberian Peninsula. As at June 30, 2013, the Company determined that there were no impairment indicators affecting the Company’s exploration and evaluation assets pertaining to the Iberian Peninsula.

  Given the period of extreme volatility in the future price of metals, a test to determine the recoverable amount was performed on the Company’s Molejon gold mine on June 30, 2013. The recoverable amount for the cash-generating unit was based on the value in use calculation using cash flow projections from financial budgets covering a period of 4 years, which is consistent with the Company’s recent life of mine plan. Significant assumptions used in the future cash flow model are long-term gold price of $1,300 per ounce and an estimated silver price of $20 per ounce based on the recent observable market prices; production level of gold based on the Company’s published NI 43-101 reports; Cash cost of ounce produced of $575 per ounce, consistent with the Company’s mine plan and recent activities at the mine; and the pre-tax discount rate applied to the cash flow projections is 6.50%, which is considered to be reasonable by management as it is management’s belief that this rate appropriately reflects risk premium related to country risk, nature of the asset, and the future price risk of metals. Based on the Company’s cash flow projections, the value in use of the Molejon mine was in excess of the carrying value of the cash- generating unit and therefore no impairment charge was recorded.

  Any adverse change in key assumptions used to determine the value in use of the Molejon gold mine could however result in the impairment of its related carrying value. Key assumptions most sensitive to the management inputs in the value in use model are the long-term price and cash cost per ounce of gold. The management of the Company has performed sensitivity on key assumptions and determined that the carrying value of the cash-generating unit would exceed its fair value less cost to sell if:

    With cash cost per ounce and pre-tax discount rate constant, the use of long-term gold price of $1,134 per ounce.

    With long-term gold price and pre-tax discount rate constant, the use of cash cost of $734 per ounce.

  Estimated useful lives of property, plant and equipment;

  The carrying value of property, plant and equipment is considered in terms of the remaining useful life of a particular asset. These estimates are prepared by qualified specialists in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment and depreciation charges.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 120

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

  Deferred stripping

  Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves to which they relate. The determination of whether costs pertain to the betterment of mineral properties requires significant judgment and a change in such estimates could have a significant impact on the Company’s statement of operations.

  Provision for closure and reclamation;

  The Company reviews the closure plan for the Molejon gold mine and assesses its provision periodically. Significant estimates and assumptions are made in determining the provision for mine reclamation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of reclamation activities, technological and regulatory changes, expected inflation and discount rates (Note 18). These uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required.

  The Company also assesses the legal and constructive environmental obligations on its exploration properties annually and accrues for any required obligations. As at June 30, 2013, the only closure and reclamation obligation pertains to the Company’s Molejon gold mine.

  Share-based compensation;

  The Company grants compensation benefits to its employees, directors and officers through a stock option plan. The amount recorded is not based on historical cost but is derived from the fair value of the options estimated on the date of the grant using the Black-Scholes option pricing model. The model requires that management makes assumptions over the expected volatility of the Company’s share price, expected forfeiture rate, and the appropriate risk-free rate of interest. The expected volatility is based on the historical volatility of Company’s share price. Historical data on the exercise, expiry, and cancellation of options is used to estimate the expected term of the granted stock options and forfeitures within the model. Whereas, the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 121

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)
  This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option which is recognized under reserves. During the year ended May 31, 2012, the Company entered into a convertible loan agreement denominated in Canadian dollars (Note 12), requiring the use of the Black- Scholes option pricing model to calculate the fair value of the conversion option. Differences in estimates used as inputs to the model could result in a material impact on the Company’s consolidated financial statements.

  Investment in Azuero Mining Development S.A. (“Azuero”)

  Control over an entity is established if there is a power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Company applies the criteria in IAS 27, Consolidated and separate financial statements, to assess control over an entity.

  The Company’s investment interest in Azuero was diluted from 49% to 30% during the year ended May 31, 2012 (Note 7). Petaquilla’s management has determined that the Company is still able to exert control over Azuero as the Company’s directors and officers hold the majority of the representation on the Board of Azuero and thereby are able to influence its decision making process. The Company as a result consolidates the operations of Azuero. If control cannot be demonstrated, the Company would have to use the equity method of accounting for its investment in Azuero.

  Disposal group held for distribution to owners

  On contemplation of disposal of a non-current asset or a disposal group, the Company assesses the classification and measurement guidance provided by IFRS 5, Non-current assets held for sale and discontinued operations (“IFRS 5”). The Company had classified the assets and liabilities of PDI as held for distribution to owners (Note 5) during the year ended May 31, 2012. During the thirteen months ended June 30, 2013 and upon expiry of one year period since the initial classification of PDI as held for distribution to owners, the Company re-evaluated the criteria in IFRS 5 and determined that, given the Company’s requirement to settle the obligation of Deutsche Bank before executing the spin-out of PDI, the ability to distribute around PDI is no longer highly probable. PDI was therefore de-classified as held-for- distribution to owners.

  The long-term assets of PDI were re-measured to the carrying values they were stated at immediately prior to classification as held for distribution to owners (being lower than their recoverable amounts) and then adjusted for depreciation. The depreciation adjustment charged to the statement of operations (loss) during the thirteen months ended June 30, 2013 was $7.3 million.

6.	RECEIVABLES, PREPAIDS AND OTHER

	June 30,	May 31,
	2013	2012
	($)	($)

Trade and other receivables	4,858,158	1,796,743
Prepaid expenses	862,593	1,429,026
Prepaid transaction costs	-	730,788
Deferred transaction fees (Notes 6 and 17)	12,000	568,679

	5,732,751	4,525,236

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 122

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

7.	INVENTORIES

	June 30,	May 31,
	2013	2012
	($)	($)

Materials and supplies	5,652,222	3,278,739
Work-in-process	8,505,896	3,671,072
Finished goods	626,097	1,511,783
Stockpiled ore	47,914,037	21,062,189
	62,698,252	29,523,783
Less: Non-current stockpiled ore	(35,348,467)	(14,077,466)

	27,349,785	15,446,317

During the thirteen months ended June 30, 2013, the Company recognized $47,451,310 (May 31, 2012 - $47,244,652; May 31, 2011 - $40,245,538) of inventory as production costs in the Company’s statement of operations and comprehensive income (loss).

8.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS

During the year ended May 31, 2012, the Company put its plans in place to spin-out PDI from its operations and distribute to its shareholders, one share of PDI for every four shares of Petaquilla held by the shareholders. PDI is an infrastructure entity which has been providing construction services to the Company’s Molejon gold mine and to third parties, represents Petaquilla in its 40% interest in the joint venture agreement (Note 20), and is also a party to an agreement for delivery of aggregate materials and screened rocks to Inmet Mining Corporation (now known as “FQM (Akubra) Inc.”) (“Inmet”) (Note 26).

The completion of the transaction is subject to the regulatory and shareholder approval.

On March 1, 2012, PDI met the requirements of IFRS 5 and was presented as held-for-distribution to owners in the Company’s financial statements for the year ended May 31, 2012. During the thirteen months ended June 30, 2013, the Company determined that PDI no longer met the requirements of IFRS 5 and remeasured the entity’s assets at their carrying value immediately prior to classification as held for distribution to owners, adjusted for depreciation. Total additional depreciation charged to the statement of operations (loss) during the thirteen months ended June 30, 2013, amounted to $7.3 million. The Company also wrote-off $0.9 million of related transaction costs previously capitalized as prepaids.

The major classes of assets and liabilities of PDI classified as held for distribution to owners are as follows:

	June 30,	May 31,
	2013	2012
	($)	($)
Assets
Current assets
Cash and cash equivalents	-	-
Receivables, prepaids and other	-	2,493,869
	-	2,493,869

Plant and equipment	-	14,038,307

Assets of disposal group	-	16,532,176

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 123

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	3,406,730
Current portion of bank loans	-	432,726
Current portion of finance lease obligations	-	2,312,843
	-	6,152,299

Bank loans	-	1,391,739
Finance lease obligations	-	8,297,575

Liabilities of disposal group	-	15,841,613

9.	OTHER ASSETS

	June 30,	May 31,
	2013	2012
	($)	($)

Restricted cash	177,135	113,883
Deposits on equipment (Note 12)	-	4,997,526
Long-term accounts receivable	530,988	132,129
Deferred transaction fees (Note 14)	12,000	2,036,025
	720,123	7,279,563
Less: current portion
Deferred transaction fees included in
Receivables, prepaids and other (Note 3 and 14)	(12,000)	(568,679)

	708,123	6,710,884

Restricted cash

The Company has restricted cash held in bank accounts representing term deposits for reclamation funds and to guarantee credit cards.

10.	INVESTMENT IN AZUERO MINING DEVELOPMENT S.A.

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

As the majority of the members of the Board of Azuero are either directors or officers of Petaquilla and are closely involved in all significant decisions for the entity, the Company has retained control over Azuero. In accordance with IAS 27, an increase or decrease in a parent's ownership interest that does not result in a loss of control is accounted for as an equity transaction and the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. The 3,560,606 Petaquilla shares contributed by the Other Shareholders were valued at $1,420,255 based on the fair value of Petaquilla’s shares as at April 10, 2012. These are classified as treasury shares in the statement of shareholders’ equity. The carrying amount of the non-controlling interest was increased by $3,174,266 and a decrease of $1,754,011 was recorded in Other Reserves in order to reflect the changes in the relative interests arising from this transaction.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 124

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

As at June 30, 2013, Azuero holds 14,640,911 shares of Petaquilla, which includes 11,080,305 shares acquired in its capacity as a shareholder of Iberian Resources Corp. (“Iberian”) on September 1, 2011 (Note 8).

11.	ACQUISITION OF IBERIAN RESOURCES CORP.

Prior to the acquisition of Iberian Resources Corp. (“Iberian”) described below, Azuero (Note 7) owned a 24.8% interest in Iberian. The Company considered Iberian an investment for which it could exert significant influence and accordingly, equity accounted for this investment. The equity loss incurred during the year ended May 31, 2012 was $485,104.

During the year ended May 31, 2012, the Company acquired 100% interest in Iberian. Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. (“CRI”). The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”), respectively. Management determined that the functional currency of CRI, SCA and Almada is the Euro. As Iberian is in the early stage of exploration and does not yet have any processes or outputs, the acquisition was accounted for as an acquisition of an asset. The Company and Iberian have certain directors, officers and shareholders in common and accordingly the acquisition was considered to be a related party transaction.

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

The fair value of the Petaquilla common share purchase options and warrants was estimated on the date of the acquisition of the entity using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Options	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	59%	72%
Risk-free interest rate	1.00%	1.00%
Expected life of options	1.09 years	1.83 years

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 125

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

On June 30, 2013, the remaining 157,600 outstanding warrants are exercisable at $0.60 and expiring on December 22, 2013, and the remaining 1,010,115oustanding options are exercisable at CAD$0.10 and expiring on February 28, 2016.

The transaction also resulted in Azuero receiving 11,080,305 shares of Petaquilla in exchange for Iberian shares. These shares were valued at $8,634,926 and presented as “treasury shares” in these consolidated financial statements. Exchange of such shares for Azuero’s investment in Iberian resulted in an accounting gain of $4,208,542, of which $2,146,356 was attributed to non-controlling interest, while the remaining gain of $2,062,186 representing Petaquilla’s then 49% interest was incorporated in the purchase price and deducted from the value of exploration and evaluation assets acquired during the year ended May 31, 2012.

The revaluation of account balances of Iberian subsidiaries resulted in translation gain during the thirteen months ended June 30, 2013 of $1,590,076 (May 31, 2012 – loss of $5,187,200), which has been recorded in the statement of comprehensive income.

12.	EXPLORATION AND EVALUATION ASSETS

	Iberia	Panama	Total
	($)	($)	($)
Balance at June 1, 2011	-	-	-
Acquisition from Iberian at fair value	35,984,754	-	35,984,754
Concessions & property acquisition costs	183,025	211,506	394,531
Foreign exchange differences	(5,208,878)	-	(5,208,878)

Balance at May 31, 2012	30,958,901	211,506	31,170,407

Balance at June 1, 2012	30,958,901	211,506	31,170,407
Transfer to mining equipment	-	(211,506)	(211,506)
Concessions & property acquisition costs	325,250	-	325,250
Foreign exchange differences	1,663,102	-	1,663,102

Balance at June 30, 2013	32,947,253	-	32,947,253

13.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Other
	Iberia -	Mining and	facilities		Provision for
	Land &	plant	and	Pre-	closure and
	equipment	equipment	equipment	stripping	reclamation	Total
	($)	($)	($)	($)	($)	($)

Year ended May 31, 2012
At June 1, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369
Additions	506,652	17,800,163	6,726,007	2,545,621	1,219,353	28,797,796
Held for distribution to owners	-	(13,816,829)	(221,478)	-	-	(14,038,307)
Depletion and depreciation	(6,433)	(10,560,501)	(2,007,353)	(2,469,888)	(1,039,947)	(16,084,122)
Foreign exchange differences	(55,691)	-	-	-	-	(55,691)

At May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

At May 31, 2012
Cost	450,961	99,217,132	22,102,222	9,040,491	10,196,690	141,007,496
Accumulated depreciation	(6,433)	(38,724,144)	(4,165,735)	(3,141,040)	(1,797,099)	(47,834,451)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 126

Net book value May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

Thirteen months ended June 30, 2013
At June 1, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045
Transfers from held for distribution to owners	-	13,816,829	221,478	-	-	14,038,307
Additions	403,728	10,171,556	16,316,725	2,281,190	1,776,421	30,949,620
Disposals	-	(379,656)	-	-	-	(379,656)
Depletion and depreciation	(17,860)	(18,630,035)	(1,634,681)	(5,188,477)	(1,153,207)	(26,624,260)
Transfer from exploration and evaluation assets	-	211,506	-	-	-	211,506
Transfers	-	11,006,531	(11,006,531)	-	-	-
Foreign exchange differences	26,364	-	-	-	-	26,364

At June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

At June 30, 2013
Cost	881,009	131,908,622	26,942,105	11,321,681	11,973,111	183,026,528
Accumulated depreciation	(24,249)	(55,218,903)	(5,108,627)	(8,329,517)	(2,950,306)	(71,631,602)

Net book value June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

During the thirteen months ended June 30, 2013, $839,844 (year ended May 31, 2012 – $583,253) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable annual capitalization rate for general borrowings for the thirteen months ended June 30, 2013 was 6.51% (year ended May 31, 2012 – 7.27%).

The carrying value of construction in progress as at June 30, 2013 was $16,503,156 (May 31, 2012 –$13,653,816).

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through its subsidiary,Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 2% net smelter return to the Government of Panama, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	May 31,
	2013	2012
	($)	($)
Accounts payable	57,857,893	33,030,874
Accrued liabilities	3,304,957	884,875
Royalties payable (Note 13)	244,060	10,026,159
Other payables	233,781	269,499

	61,640,691	44,211,407

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 127

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

15.	LONG-TERM DEBT

	June 30,	May 31,
	2013	2012
	($)	($)
Bank loans	16,018,760	4,340,745
Finance lease obligations	13,270,442	1,023,090
Convertible loan	5,704,506	3,034,483
Conversion feature obligation	-	2,044,932
	34,993,708	10,443,250
Less: Current portion
Bank loans	(10,139,752)	(4,332,315)
Finance lease obligations	(3,791,547)	(221,340)
Convertible loan	(5,704,506)	(373,987)
	(19,635,805)	(4,927,642)

	15,357,903	5,515,608

		Finance lease
	Bank loans	obligations	Convertible loan
	($)	($)	($)
Balance at June 1, 2012	4,340,745	1,023,090	3,034,483
Transfers from held for distribution to owners	1,824,465	10,610,418
New facilities during the period	11,172,338	4,688,401	-
Principal payments	(1,663,313)	(3,859,431)	-
Interest and accretion expense	344,525	806,252	2,749,563
Impact of foreign exchange difference	-	1,712	(79,540)

Balance at June 30, 2013	16,018,760	13,270,442	5,704,506

Bank loans

On June 11, 2013, the Company, through its subsidiary Petaquilla Gold S.A, entered into a $4 million bank loan with MetroBank S.A. The loan accrues interest at 7.50% per annum and is repayable within 180 days. This loan was repaid in its entirety subsequent to the year end (Note 33).

During the thirteen months ended June 30, 2013, the Company, through its subsidiary PDI S.A, entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The loans earn interest at 6% per annum and are repayable within three years. Total principal and interest payments amount to $0.09 million and $0.02 million, respectively during the year. As at June 30, 2013, the outstanding obligation relating to these loans is $0.61 million.

During the year ended May 31, 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility accrues interest of 7.75% per annum and the term of each loan within the credit facility is 180 days. During the thirteen months ended June 30, 2013, the Company renewed all such loans and entered into an additional credit facility with Lafise Bank of Panama for $0.95 million under the same terms. As of June 30, 2013, the outstanding obligation relating to these facilities is $2.95 million (May 31, 2012 - $2 million).

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 128

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by the Company’s subsidiary, Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. As of June 30, 2013, the outstanding obligation relating to this facility is $6.2 million (May 31, 2012 - $2.3 million).

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary PDI. Total principal and interest payments on this loan for the thirteen months ended June 30, 2013 amount to $0.5 million and $0.1 million, respectively (year ended May 31, 2012 $0.4 million and $0.1 million, respectively). This facility accrues interest at 6% per annum and is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of June 30, 2013, the outstanding obligation relating to this facility is $1.4 million (May 31, 2012 - $1.8 million).

During the year ended May 31, 2011, the Company entered into a $25,520, 8% bank loan for the purchase of vehicles which was repaid during the thirteen months ended June 30, 2013. Balance outstanding as of May 31, 2012 was $16,964.

During the year ended May 31, 2010, the Company entered into a $115,700, 10% annual interest bank loan for the purchase of vehicles which was repaid during the thirteen months ended June 30, 2013. Balance outstanding as of May 31, 2012 was $42,320.

Bank loans include overdraft balances at certain banks of $907,360 as at June 30, 2013 (May 31, 2012 - $nil).

Finance lease obligations

During the year ended May 31, 2011, the Company through its subsidiary PDI, entered into two finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amounted to $1 million and $0.23 million, respectively. At June 30, 2013, the outstanding obligation relating to these finance leases is $2.8 million (May 31, 2012 - $3.8 million).

During the year ended May 31, 2012, the Company through its subsidiary PDI, entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amount to $1 million and $0.27 million. At June 30, 2013, the outstanding obligation relating to these finance leases is $3.4 million (May 31, 2012 - $4.4 million). As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

Also during the year ended May 31, 2012, the Company through its subsidiaries Petaquilla Gold S.A. and PDI, entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amount to $0.7 million ($0.22 million from Petaquilla Gold S.A. and $0.48 million, from PDI) and $0.19 million ($0.05 million from Petaquilla Gold S.A. and $0.14 million from PDI) respectively. At June 30, 2013, the outstanding obligation relating to these finance leases is $2.7 million ($0.8 million from Petaquilla Gold S.A. and $1.9 million from PDI) (May 31, 2012 - $3.4 million ($1 million from Petaquilla Gold S.A. and $2.4 million from PDI)).

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 129

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

During the thirteen months ended June 30, 2013, the Company through its subsidiary PDI, entered into further four finance lease arrangements with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial for $1.1 million, $0.8 million, $0.66 million and $2.1 million, respectively. The leases with Lafise Bank of Panama and MultiBank of Panama accrue interest of 7.00% per annum for a period of three and four years respectively, the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years, while the lease with Caterpillar Financial accrues interest at 6.00% per annum for a period of five years. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amounted of $0.4 million and $0.1 million, respectively. At June 30, 2013, the outstanding obligation relating to these finance leases with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial is $0.81 million, $0.69 million, $0.65 million, and $2.1 million respectively.

During the thirteen months ended June 30, 2013, the deposits set up for equipment purchases (May 31, 2012 - $4,997,526) have been transferred to mineral properties, plant and equipment and inventory on completion of the plant expansion project at the Company’s Molejon mine.

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

As the Convertible Loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model. The fair value of the derivative is revalued at the end of each reporting period and is determined to be $nil on June 30, 2013 (May 31, 2012 - $2,044,932). The fair value of the conversion option was derived from using the Black Scholes option pricing model with the following assumptions:

	June 30, 2013	May 31, 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	0.00%	86.85%
Risk-free interest rate	1.35%	1.19%
Expected life of options	0.00 years	3.74 years

The gain resulting from the change in fair value of the derivative of $2,044,932 (May 31, 2012 - $866,963) has been included in the Company’s statement of operations and comprehensive income (loss).

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. A total of $43,679 of the costs attributable to the conversion option was included within Finance expenses in the Company’s statement of operations and comprehensive income for the year ended May 31, 2012.

$3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 130

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The Company is in default of its Gold Agreement (Note 14) as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these consolidated financial statements for all agreements with Deutsche Bank, including the Convertible Loan.

Given the event of default, the loan was classified as a current liability. The amortized cost was therefore accreted to its face value of $5,704,506 (CAD $6,000,000). Accretion expense incurred during the thirteen months ended June 30, 2013 was $2,749,563 (May 31, 2012 - $176,144; May 31, 2011 - $nil).

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

16.	OTHER LIABILITIES

	June 30,	May 31,
	2013	2012
	($)	($)
Community support obligation	9,418,454	7,078,792
Land lease advance	12,566,667	-
	21,985,121	7,078,792
Less: Current portion
Community support obligation	(5,260,375)	(1,396,856)
Land lease advance	(1,300,000)	-
	(6,560,375)	(1,396,856)

	15,424,746	5,681,936

A reconciliation of other liabilities is as follows:

	Community support	Land lease advance
	obligation
	($)	($)
Balance – June 1, 2011	8,128,089	-
Additional	-	-
Accretion expense	111,922	-
Payment of	(1,440,000)	-
Revision in	278,781	-

Balance – June 1, 2012	7,078,792	-
Additional	4,053,346	13,000,000
Accretion expense	46,316	-
Payment of	(1,760,000)	-
Amortization of land lease advance	-	(433,333)

Balance – June 30, 2013	9,418,454	12,566,667

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 131

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Community support obligation

The Company has an arrangement to make future community support payments and has recognized a liability for the present value of the estimated future payments and corresponding accretion expense due to the passage of time using the following assumptions:

	June 30,	May 31,
	2013	2012
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$120,000	$120,000
Length of term	July 1, 2013 to	June 1, 2012 to
	May 31, 2017	May 31, 2017

During the thirteen months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. The provision has been accrued as donations and community relations expense during the thirteen months ended June 30, 2013. As at June 30, 2013, $200,000 has been spent for the obligation.

Land lease agreement

On February 24, 2013, the Company and Inmet signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet relating to the Company’s sales from its Molejon mine, and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, Inmet leases certain lands owned by the Company for establishment of temporary and permanent camp space for Inmet’s Cobre Panama project for an annual rent of $1.3 million. On February 28, 2013, the Company received a payment from Inmet in relation to this land lease of $13 million, comprising of rent for a 10 year period. During the thirteen months ended June 30, 2013, rental income of $433,333 has been recognized in the Company’s statement of operations and included within non-operating income (expenses).

Also in conjunction with the term sheet, Inmet has waived its right over 5% royalties from the Company’s sales at its Molejon mine, in accordance with a previous agreement. The waiver resulted in a gain of $13,348,341within non-operating income (expenses) in the Company’s statement of operations and comprehensive income (loss).

17.	DERIVATIVE OBLIGATION

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 132

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest is to be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 14 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2016	Total ounces of gold

Total delivery requirements for fiscal year 2014	16,650
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	2,700
30,150

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the date of the notice and ending on December 31, 2013.

The Company is in default of its Gold Agreement as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these consolidated financial statements for all agreements with Deutsche Bank, including the Silver Agreement and the Convertible Loan.

As the Gold Agreement was entered into by the Company for delivery of a non-financial item in accordance with its expected sale requirements, the cash advance obtained from Deutsche Bank commensurate with the delivery of future ounces of gold was considered to be deferred revenue on inception of the agreement and until February 28, 2013, the date of management’s evaluation of the conditions that may cause the Company to not meet additional delivery requirements. As the delivery requirements were not met, the Gold Agreement did not meet the own use exemption under IAS 39 on March 1, 2013. The Gold Agreement has therefore since been accounted for as a derivative instrument.

Cash advance on undelivered ounces of gold to Deutsche Bank as of March 1, 2013 was $24,366,842. A reconciliation of the related deferred revenue during the year is as follows:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 133

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

($)

Deferred revenue – June 1, 2012	33,390,473
Revenue recognition of delivery of ounces	(7,096,024)
Settlement of undelivered ounces	(1,927,607)
Reversal of balance on classification as a derivative	(24,366,842)

Deferred revenue – June 30, 2013	-

The settlement in cash of ounces to be delivered prior to the classification of the Gold Agreement as a derivative obligation resulted in an accounting loss of $1,544,268.

A reconciliation of derivative obligation as related to the Gold Agreement is as follows:

($)

Derivative obligation – March 1, 2013	39,965,000
Sales recorded on delivery of gold	(145,161)
Settlement of undelivered ounces	(4,467,605)
Obligation for undelivered ounces	(1,299,375)
Unrealized loss (gain) on fair value of derivative obligation	(7,849,859)

Derivative obligation – June 30, 2013	26,203,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative on initial classification on March 1, 2013 and on June 30, 2013 of $39,965,000 and $26,203,000 respectively using the following assumptions:

	June 30, 2013	March 1, 2013
Gold spot price	$1,203	$1,591
Gold price volatility	20.0%	18.0%
Gold forward rate	1.46%	0.27%
Average credit spread for the Company	5.43%	5.33%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

During the thirteen months ended June 30, 2013, the Company settled delivery requirements of ounces of gold for a total cash payment of $7,275,480. Cash requirement of $1,299,375 for 1,485 ounces to be delivered during the month of June 2013 has been recorded as payable as at June 30, 2013. Subsequent to the thirteen months ended June 30, 2013, the Company has settled the amount outstanding in relation to the June 2013 delivery requirement. The Company has an obligation to deliver further 30,150 ounces in future periods in accordance with the table above.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 134

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

$1.8 million of fees paid to Deutsche Bank was deferred on the inception of the Gold Agreement based on its direct relationship with the revenue expected to be recognized in future periods. This transaction fee was being amortized based on the ounces to be delivered under the Agreement. During the thirteen months ended June 30, 2013 the Company recognized $360,945 (May 31, 2012 - $369,857; May 31, 2011 - $94,524) of the deferred financing fee in the Company’s consolidated statement of operations. Upon classification of the Gold Agreement as a derivative instrument on March 1, 2013, the Company wrote-off the remaining deferred financing fee from the Gold Agreement of $974,674.

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2017	Total ounces of gold

Total delivery requirements for fiscal year 2014	174,400
Total delivery requirements for fiscal year 2015	119,200
Total delivery requirements for fiscal year 2016	42,400
Total delivery requirements for fiscal year 2017	11,200
347,200

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce. As the spot price of silver on the inception of the Silver Agreement was in excess of $30, being the maximum limit, the Company determined that the collar is not closely related to the Silver Agreement and therefore accounted for it as an embedded derivative separate from the host contract requiring delivery of silver.

The Company employed the Monte Carlo Simulation to determine the fair value of the embedded derivative on inception of $3,482,000. The residual amount of $7,818,000 was allocated to deferred revenue.

The Company is in default of its Gold Agreement as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these consolidated financial statements for all agreements with Deutsche Bank, including the Silver Agreement.

As the delivery requirements under the Gold Agreement were not met, and by virtue of all agreements with Deutsche Bank being interrelated, the Silver Agreement met the requirements of IAS 39 on March 1, 2013, similar to the Gold Agreement, and the entire agreement has since been accounted for as a derivative instrument.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 135

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Cash advance on undelivered ounces of silver to Deutsche Bank as of March 1, 2013 was $6,069,922 and the fair value of embedded derivative was $484,000. A reconciliation of the related deferred revenue and embedded derivative valuation during the year is as follows:

	Deferred Revenue	Embedded Derivative
	($)	($)

Balance – June 1, 2012	7,576,988	217,000
Revenue recognition of delivery of ounces	(1,134,560)	-
Settlement of undelivered ounces	(372,506)
Change in fair value of embedded derivative	-	267,000
Reversal of balance on classification as a derivative	(6,069,922)	(484,000)

Balance – June 30, 2013	-	-

The settlement in cash of ounces to be delivered prior to classification of the Silver Agreement as a derivative obligation resulted in an accounting loss of $207,937.

A reconciliation of derivative obligation as related to the Silver Agreement is as follows:

($)

Derivative obligation – March 1, 2013	9,949,000
Sales recorded on delivery of silver	(115,584)
Settlement of undelivered ounces	(940,279)
Obligation for undelivered ounces	(301,264)
Unrealized loss (gain) on fair value of derivative obligation	(2,544,873)

Derivative obligation – June 30, 2013	6,047,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative on initial classification on March 1, 2013 and on June 30, 2013 of $9,949,000 and $6,047,000 respectively using the following assumptions:

	June 30, 2013	March 1, 2013
Silver spot price	$18.86	$28.95
Silver price volatility	35.0%	35.0%
Silver forward rate	1.91%	0.17%
Average credit spread for the Company	5.43%	5.33%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

During the thirteen months ended June 30, 2013, the Company settled delivery requirements of ounces of silver for a total cash payment of $1,423,526. Cash requirement of $301,264 for 15,200 ounces to be delivered during the month of June 2013 has been recorded as payable as at June 30, 2013. The Company has an obligation to deliver further 347,200 ounces in future periods in accordance with the table above.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 136

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Transaction costs amounting to $452,000 were incurred on the Silver Agreement on inception. A total of $312,720, being the portion allocated to deferred revenue on inception was capitalized to other assets and netted against the revenue recognized during the period based on the ounces of silver delivered. During the thirteen months ended June 30, 2013 the Company recognized $60,283 (May 31, 2012 - $9,640; May 31, 2011 - $nil) of the deferred financing fee in the Company’s consolidated statement of operations. Upon classification of the entire Silver Agreement as a derivative instrument on March 1, 2013, the Company wrote-off the remaining deferred financing fee from the Silver Agreement of $242,797.

Gold Prepayment Facility:

On June 21, 2013, the Company entered into a gold prepayment facility (“Gold Prepayment Facility”) with Auramet Trading, LLC (“Auramet”). In exchange for $800,000 (less $12,000 in Auramet legal fees), the Company is required to deliver 715 ounces of gold (143 gold ounces on each of July 29th, August 5th, August 12th, August 19th, and August 26th). In the event of default, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,280 per ounce) shall bear interest at a maximum rate of 20%.

The Company also entered into an off-take agreement, dated June 21, 2013, pursuant to which Petaquilla will sell 100% of its gold production from the Molejon Gold mine, beyond the required deliveries to Deutsche Bank pursuant to the Gold Agreement disclosed above, to Auramet for a period of one year.

In conjunction with the same arrangement, the Company also entered into a call option (the “Call Option”) agreement with Auramet, dated July 1, 2013. Pursuant to the Call Option agreement, Auramet has the option of purchasing 6,000 ounces of gold at a strike price of $1,400 per ounce, exercisable on September 3, 2013, September 9, 2013, September 16, 2013, and September 23, 2013 for 1,500 ounces on each of the dates.

The advance payment of $800,000 is recorded as deferred revenue and the related $12,000 of transaction costs are deferred based on their direct relationship with the revenue expected to be recognized in future periods. Subsequent to the thirteen months ended June 30, 2013, the Company delivered all the required gold ounces under the Gold Prepayment Facility.

The Call Option is considered to be an embedded derivative, however, had a nominal value on inception of the Gold Prepayment Facility and as such, no value was allocated to the Call Option.

The Gold Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to the Company’s subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 26).

The Company’s sale of gold to Auramet during the thirteen months ended June 30, 2013 amounted to $84.7 million which constitutes 88% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $12,997,029 at June 30, 2013 (May 31, 2012 - $11,062,579), which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 137

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $13.8 million at June 30, 2013 (May 31, 2012 – approximately $12 million). An inflation rate assumption of 1.84% has been used to estimate future costs (May 31, 2012 – 1.96%). A discount rate of 1.41% (May 31, 2012– 1.31%) was used in determining present value at June 30, 2013. Accretion expense of $158,029 has been charged to the consolidated statement of operations for the thirteen months ended June 30, 2013 (May 31, 2012 - $212,375) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at May 31, 2011	9,630,851
Accretion expense	212,375
Change in provision	409,407
Revision in estimates	809,946

Balance at May 31, 2012	11,062,579
Accretion expense	158,029
Change in provision	1,917,179
Revision in estimates	(140,758)

Balance at June 30, 2013	12,997,029

19.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At June 30, 2013, the Company has unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At June 30, 2013, there were 222,330,161 common shares issued and outstanding (May 31, 2012 – 221,863,781). There are no preferred shares issued and outstanding.

On September 1, 2011 in connection with the acquisition of Iberian (Note 8), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

During the thirteen months ended June 30, 2013, the Company issued a further 466,380 common shares upon exercise of share purchase stock options.

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5%

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 138

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

of the number of outstanding common shares.

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at May 31, 2011	7,396,270	0.74
Granted	4,882,313	0.22
Exercised	(300,000)	0.15
Expired	(1,636,270)	1.44
Forfeited	(60,000)	1.11
Outstanding at May 31, 2012	10,282,313	0.40
Granted	2,350,000	0.56
Exercised	(466,380)	0.12
Expired	(1,780,818)	0.40

Outstanding at June 30, 2013	10,385,115	0.45
Exercisable at May 31, 2012	8,546,688	0.40
Exercisable at June 30, 2013	8,050,740	0.43

The following table summarizes information about share options outstanding at June 30, 2013:

Number of Share
Options Outstanding
	Exercise Price	Expiry Date

300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
2,350,000	CAD $0.56	January 29, 2018

10,385,115

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 139

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $592,418 were recognized during the thirteen months ended June 30, 2013 with a corresponding increase to share-based payments reserve (May 31, 2012 - $514,799; May 31, 2011 - $919,857).

The fair values of the options granted during the years ended June 30, 2013 and May 31, 2012 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	June 30, 2013	May 31, 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	75.12%	82.77%
Risk-free interest rate	1.28%	1.34%
Expected life of options	3.16 years	3.25 years

The expected volatility was determined based on historical share price volatility.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S dollar, a variable amount of cash in the Company’s functional currency will be received upon exercise and therefore the warrants are considered derivative instruments. At June 30, 2013 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $749 (May 31, 2012 - $499,826). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the thirteen months ended June 30, 2013 was a gain of $499,077 (May 31, 2012 – gain of $10,564,194; May31, 2011 – loss of $107,353). The fair value of the share purchase warrants is reclassified to shareholders’ equity upon exercise.

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

As at June 30, 2013, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2011	48,334,647	1.36
Issued	1,511,248	0.38
Exercised	(272,976)	0.23
Expired	(11,524,647)	1.41

Balance at May 31, 2012	38,048,272	1.32
Expired	(5,890,672)	0.60

Balance at June 30, 2013	32,157,600	1.45

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 140

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

At June 30, 2013, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
157,600	$ 0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

32,157,600

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at May 31, 2011	48,020,740	11,064,020
Expiry of warrants	(11,210,740)	(339,993)
Change in fair value of warrants	-	(10,224,201)
Balance at May 31, 2012	36,810,000	499,826
Expiry of warrants	(4,810,000)	(159,672)
Change in fair value of warrants	-	(339,405)

Balance at June 30, 2013	32,000,000	749

Finder’s stock options

As at June 30, 2013, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2012 and June 30, 2013	1,568,748	1.00

At June 30, 2013, finder’s stock options were outstanding as follows:

Number of Finders Stock	Exercise
Options Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331 upon grant. The amount was determined using the Black-Scholes option

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 141

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

20.	REVENUE

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)

Sale of gold	95,924,053	92,909,992	71,708,685
Sale of aggregate materials	6,082,073	1,234,520	-
Rendering of services	2,728,221	595,056	-
Revenue from Joint Venture (Note 20)	5,932,674	1,387,404	-

	110,667,021	96,126,972	71,708,685

Revenue from sale of silver of $1,878,239 (May 31, 2012 - $2,599,706; May 31, 2011 - $1,088,452), considered to be a by-production from the extraction of gold, has been presented as an offset against production cost.

21.	FINANCE INCOME (EXPENSES), NET

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)

Interest income	146,066	196,541	118,835
Foreign exchange gain (loss)	189,585	84,238	(72,928)
Accretion of closure and reclamation provision	(158,029)	(212,375)	(133,632)
Accretion of community support obligation and change in estimates	(46,316)	(390,704)	(196,680)
Financing costs	(676,539)	(1,293,872)	-
Interest and accretion on finance lease obligations and long-term debt	(3,940,154)	(558,290)	(249,483)

	(4,485,387)	(2,174,462)	(533,888)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 142

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

22.	NON-OPERATING INCOME (EXPENSES)

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)

Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest (Note 8)	-	2,146,356	-
Loss from equity investment (Note 8)	-	(485,104)	(204,499)
Mark-to-market gain (loss) on share purchase warrants (Note 16)	499,077	10,564,194	(107,353)
Mark-to-market gain (loss) on embedded derivatives (Note 14)	(267,000)	3,265,000	-
Loss on classification of forward agreements as derivatives (Note 14)	(9,815,975)	-	-
Loss on settlement of forward agreements (Note 14)	(1,752,205)	-	-
Mark-to-market gain on conversion feature (Note 16)	2,044,932	866,963	-
Mark-to-market loss on secured notes and convertible secured notes	-	(505,523)	(5,464,853)
Gain on disposal of Vintage Mining Corp.	-	-	4,793,737
Gain on expiry of deferred services contract	-	-	4,002,438
Gain on waiver of accrued royalties (Note 13)	13,348,341	-	-
Other	(5,504,182)	-	-

	(1,447,012)	15,851,886	3,019,470

Other

During the thirteen months ended June 30, 2013, the Company incurred $3.5 million in respect of professional services in defending a hostile takeover bid by and reaching an alternative agreement with Inmet (Note 13). In addition, during the same period, the Company recognized approximately $2.8 million of costs in relation to the Company’s ongoing financing arrangements.

23.	JOINT VENTURE

On June 2, 2011, the Company’s wholly owned infrastructure subsidiary, PDI, entered into a joint venture (“Joint Venture”) with Constructora Meco S.A. (“MECO”) for the construction of the by-pass road for a third party (the “Customer”), in the Petaquilla district. During the thirteen months ended June 30, 2013, the original agreement was amended to incorporate part construction of a further 2.5 kilometer path and a camp facility (together, the “projects”). The Joint Venture completed the projects as required by the customer May 2013.

PDI has a 40% interest in the Joint Venture, which is a jointly controlled operation.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 143

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

MECO is the operator of the Joint Venture and was required to carry out all the earthworks, while PDI was responsible for the provision of construction aggregates and other environmental services. Personnel from both PDI and MECO provided administrative and other services to the Joint Venture.

The following amounts represent the Company’s assets it controls, and liabilities and expenses it incurs related to the jointly controlled operation, as well as its share of the revenue:

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)
Revenue from Joint Venture	5,932,674	1,387,404	-
Sale of aggregates and rendering of services	2,830,284	592,228	-
Total revenue	8,762,958	1,979,632	-

Less: Cost of operations
Cost from Joint Venture	(6,071,414)	(1,248,664)	-
Cost for provision of aggregates and services	(2,590,233)	-	-
Total cost of operations	(8,661,647)	(1,248,664)	-

	101,311	730,968	-

	June 30,	May 31,
	2013	2012
	($)	($)

Net amount due from (to) Joint Venture	2,200,000	730,968

The amounts due from the Joint Venture consist of $2,200,000 for materials and services provided to the Joint Venture. The Company signed a final agreement with MECO on October 3, 2013, whereby no further costs will be incurred in relation to the Joint Venture. As of the date of issuance of these consolidated financial statements, the Company has collected from the Joint Venture $1,200,000.

24.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 144

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)
Earnings (loss) per share
Basic	(0.02)	0.10	(0.04)
Diluted	(0.02)	0.10	(0.04)

Net income (loss)	(4,601,691)	22,419,634	(3,843,516)
Net income (loss) available (attributable) to common shareholders – basic	(4,088,166)	20,626,200	(6,350,672)
Net income (loss) available (attributable) to common shareholders – diluted	(4,088,166)	19,979,071	(6,350,672)

Weighted average number of shares outstanding
Weighted average number of shares outstanding – basic	214,891,381	201,472,561	146,404,334
Dilutive securities:
Convertible loan	-	1,096,357	-
Share options	-	355,613	-
Warrants	-	3,636,251	-
Weighted average number of shares outstanding - diluted	214,891,381	206,560,782	146,404,334

For the thirteen months ended June 30, 2013, exercisable common equivalent shares totaling 53,142,563 (May 31, 2012 –41,757,496; May 31, 2011 – 58,958,170) (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and conversion of convertible loan) have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.

25.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in these consolidated financial statements, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the years ended June 30, 2013 and May 31, 2012. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid for goods and services provided to the Molejon mine of $835,899 during the thirteen months ended June 30, 2013 (May 31, 2012 - $598,663; May 31, 2011 - $228,965) to companies controlled by the Chairman. As at June 30, 2013, $349,019 was owed to this related party (May 31, 2012 - $188,551)

  The Company paid legal fees of $166,158 (May 31, 2012 – 218,267; May 31, 2011 - $nil) to a law firm where an officer is a partner and is included within general and administrative expenses. As at June 30, 2013, $184,641 was owed to this related party (May 31, 2012 - $nil)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 145

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)
Salaries and short-term employee benefits	3,996,659	2,726,027	2,040,682
Share-based payments	477,850	372,276	752,427
	4,474,509	3,098,303	2,793,109

26.	INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)

Earnings before income taxes	(4,601,691)	22,419,634	(3,843,516)

Statutory tax rate	25.23%	25.88%	27.67%

Income tax (recovery) based on the above rates	(1,161,007)	5,801,080	(1,063,500)

Increase (decrease) due to
Permanent differences and non-taxable items	3,505,471	(3,763,320)	(795,474)
Differences between Canadian and foreign tax rates	(8,069,959)	(4,397,869)	(3,026,456)
Foreign exchange and other	1,132,808	(1,086,899)	79,047
Adjustment for utilization of prior year’s losses	-	-	2,366,558
Tax effect of deferred tax assets for which no tax benefit has been recognized	4,592,687	3,447,008	2,439,825
Income tax expense (recovery)	-	-	-

The Canadian Federal and provincial statutory income tax rate decreased to 25.23% due to legislated changes.

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 146

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

	June 30,	May 31,
	2013	2012
	($)	($)

Unrecognized deferred income tax assets
Non-capital losses	17,223,910	6,363,024
Capital losses	50,988	49,828
Deferred financing costs	1,090,024	1,183,947
Deferred revenue	5,106,663	11,250,000
Equipment, exploration properties and other intangible items	74,524	48,854
Other	-	57,769

Total unrecognized deferred income tax assets, net	23,546,109	18,953,422

The Company has non-capital losses of $64,416,980 that may be available for tax purposes. As at June 30, 2013, the Company has the following tax loss carry forwards and deductions, with respect to its Canadian and other operations expire as follows:

	Canada	USA	Panama	Spain	Portugal
	($)	($)	($)	($)	($)

2016	-	-	233,649	-	599,507
2017	-	-	196,580	-	784,292
2018	-	-	733,607	-	867,272
2029	2,586	-	-	2,735,688	-
2030	229,697	-	-	2,818,687	-
2031	8,662,845	-	-	6,859,251	-
2032	17,317,713	-	-	-	-
2033	22,366,910	8,696	-	-	-

	48,579,751	8,696	1,163,836	12,413,626	2,251,071

The Company will not be subject to any income taxes in Panama until all of the debt incurred by all of the affiliated / subsidiary companies has been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time, the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

27.	FINANCIAL INSTRUMENTS

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities, including cash and cash equivalents, restricted investments, restricted cash, receivables, bank overdraft and accounts payable and accrued liabilities, approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under bank loans, finance leases and other liabilities approximate fair value due to their interest rates being in line with market rates.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 147

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The classification of the Company’s financial instruments is presented below.

Assets as per statement of financial position	Fair value	Loans and	Total
	through profit	receivables
	or loss
June 30, 2013	($)	($)	($)

Cash and cash equivalents	1,855,544	-	1,855,544
Restricted cash	177,135	-	177,135
Accounts receivable	-	4,858,158	4,858,158
Restricted investments	2,640,000	-	2,640,000
	4,672,679	4,858,158	9,530,837

Liabilities per statement of financial position	Fair value	Other financial	Total
	through profit	liabilities at
	or loss	amortized cost
June 30, 2013	($)	($)	($)

Accounts payable	-	61,640,691	61,640,691
Long term debt	-	16,018,760	16,018,760
Convertible loan	-	5,704,506	5,704,506
Obligations under finance leases	-	13,270,442	13,270,442
Share purchase warrants	749	-	749
Derivative obligation	32,250,000	-	32,250,000
	32,250,749	96,634,399	128,885,148

Assets as per statement of financial position	Fair value	Loans and	Total
	through profit	receivables
	or loss
May 31, 2012	($)	($)	($)

Cash and cash equivalents	1,975,660	-	1,975,660
Restricted cash	113,883	-	113,883
Accounts receivable	-	1,796,743	1,796,743
Restricted investments	2,640,000	-	2,640,000
	4,729,543	1,796,743	6,526,286

Liabilities per statement of financial position	Fair value	Other financial	Total
	through profit	liabilities at
	or loss	amortized cost
May 31, 2012	($)	($)	($)

Accounts payable	-	44,211,407	44,211,407
Long term debt	-	4,340,745	4,340,745
Convertible loan	2,044,933	3,034,482	5,079,415
Obligations under finance leases	-	1,023,090	1,023,090
Share purchase warrants	499,826	-	499,826
Derivative obligation	217,000	-	217,000
	2,761,759	52,609,724	55,371,483

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 148

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The Company held the following financial assets (liabilities) carried at fair value in the statement of financial position:

	Level 1	Level 2	Level 3
June 30, 2013	($)	($)	($)

Cash	1,855,544	-	-
Restricted cash	177,135	-	-
Restricted investments	2,640,000	-	-
Share purchase warrants (Note 16)	-	-	(749)
Derivative obligation (Note 14)	-	-	(32,250,000)

	Level 1	Level 2	Level 3
May 31, 2012	($)	($)	($)

Cash	1,975,660	-	-
Restricted cash	113,883	-	-
Restricted investments	2,640,000	-	-
Conversion feature obligation (Note 12)	-	-	(2,044,932)
Share purchase warrants (Note 16)	-	-	(499,826)
Derivative obligation (Note 14)	-	-	(217,000)

Further information on fair value determinations of financial liabilities, and the key assumptions used to determine their fair value are disclosed within their respective notes to these consolidated financial statements.

b) Financial instrument risk exposure

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

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 149

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents, restricted investments, and restricted cash. The Company reduces its credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for majority of the gold sales is received prior to gold being credited to the customer’s account at the refinery or through alternative prepayment arrangements. Sales during the year were mainly to two customers, and both are of considerably high credit worthiness.

The Company has reduced its credit risk by investing its cash and cash equivalents, investments, and restricted cash in term deposits with financial institutions that operate globally.

The maximum exposure of the Company to credit risk is $9,530,837 (May 31, 2012 - $6,526,286). The Company’s sale of gold to Auramet during the thirteen months ended June 30, 2013 amounted to $84.7 million which constitutes 88% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet its obligations.

At June 30, 2013, Petaquilla held cash and cash equivalents of $1,855,544 and bank overdraft of $907,360 (May 31, 2012 – cash and cash equivalents of $1,975,660) and had a working capital deficit of $85,608,791 (May 31, 2012 - $41,775,106). The Company is currently working with Deutsche Bank and several other parties to obtain sufficient liquidity to alleviate the current working capital deficit.

The contractual maturities of financial liabilities are outlined in Note 29 and the events giving rise to uncertainty for the Company to continue as a going concern is disclosed in Note 1.

Market risk

(iii) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and the Euro denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar, Euro and the US dollar have a minimal effect on the Company’s net earnings.

During the thirteen months ended June 30, 2013, the Company recognized a gain of $189,585 on foreign exchange (May 31, 2012 – a loss of $84,238).

Risk arises to the Company’s earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company’ transacts primarily in US dollar which is also its functional and presentation currency.

(iv) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, cash and cash equivalents, investments and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, finance leases and long-term debt bear interest at a fixed rate and are also not

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 150

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

exposed to interest rate risk and therefore a 1% change in the LIBOR rate would have a minimal impact on comprehensive income and equity position.

(v) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold. Gold prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

As part of the Gold Agreement with Deutsche Bank (Note 14), the Company’s exposure to movements in the gold price is limited. The Company receives a maximum of $415 per ounce of gold sold to Deutsche Bank as long as the price of gold remains in excess of $1,290 per ounce. A 10% movement in the realised gold price for the thirteen months ended June 30, 2013 would result in an increase/decrease of $8.5 million in the Company’s comprehensive income.

28.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 12), leases (Note 12), convertible loan (Note 12), advances in connection with future production of gold and silver (Note 14) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve, accumulated other comprehensive loss, and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company has historically relied on the issuance of shares, secured debt, convertible secured debt, leasing arrangements, and obtaining advances of future sales from customers to fund its operations, and mineral exploration and development projects. To pursue additional projects, the Company may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives and it continually monitors current market conditions to secure funding at the lowest cost of capital. The Company is currently working with Deutsche Bank to find a satisfactory outcome of the breach of agreements with them (Note 1) and is also discussing alternative financing arrangements with several parties to meet its liquidity requirements.

29.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 151

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	61,640,691	-	-	-	-
Office lease	102,490	64,582	66,000	37,800	-
Obligation under financing lease	3,791,547	3,978,726	3,586,538	1,378,809	534,822
Long-term debt	10,139,752	2,432,216	2,360,202	1,086,590	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,320,000	-
Community support obligation (Note 13)	3,853,346	-	-	-	-
Convertible loan	5,704,506	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	86,677,332	7,920,524	7,470,240	11,027,648	5,823,430

(1) The Company has committed funding of $120,000 per month  to Fundacion Petaquilla, an organization which promotes a  sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016.  Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 14) and where those ounces are not delivered, paying the shortfall in cash, as was the case in December 2012 and June 2013. The Gold Agreement, Silver Agreement and Convertible Loan (Note 12) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at June 30, 2013, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1).

In accordance with the land lease agreement (Note 13), the Company has received an advance rental payment of $13 million ($433,333 of which has been earned as of June 30, 2013 and included within non-operating income (expense) in the statement of operations (loss)) and is committed to making the land available for use by Inmet for a period of 10 years.

In conjunction with an arrangement with Inmet (Note 13), the Company has also entered into a subcontract with Inmet for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. During the thirteen months ended June 30, 2013, 212,718m3 were delivered under the arrangement with a total value of $3,712,451 and the Company is obligated to make the remaining materials available to Inmet based on the specifications and delivery schedule agreed pursuant to the subcontract.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 152

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

30.	SUPPLEMENTAL CASH FLOW INFORMATION

	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	303,457	178,159	276,184
Shares forfeited	-	(15,342)	-
Consideration for acquisition of Iberian (Note 11)	-	37,476,353	-
Share purchase warrants - warrants exercised	-	212,361	13,325,472
Change in estimate of provision for closure and reclamation (Note 15)	(1,776,421)	(1,219,353)	4,681,098
Derivative obligation on forward silver agreement	-	(3,482,000)	-
Mineral property, plant and equipment financed through payables	4,630,731	3,913,842	9,110,998
Mineral property, plant and equipment acquired through credit line facility and capital leases	4,688,400	9,006,975	4,848,492
Depreciation and depletion allocated to ending inventory	4,978,755	1,091,014	731,094

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 153

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

	Thirteen
	months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)
Cash generated from operations
Income (loss) from continuing operations	(4,601,691)	22,419,634	(3,843,516)
Adjustment for:
Depreciation and depletion	21,734,093	15,301,328	12,510,346
Depreciation included in general and administrative expenses	1,000,389	656,284	345,889
Share-based payments	592,418	514,799	919,857
Loss on disposal of equipment	259,656	-	-
Gain on disposal and dilution	-	-	(4,793,737)
Loss from equity investments	-	485,104	204,499
Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest	-	(2,146,356)	-
Unrealized loss on secured notes and convertible secured notes	-	505,523	5,464,853
Gain on waiver of accrued royalties (Note 13)	(13,348,341)	-	-
Unrealized loss (gain) on share purchase warrants	(499,077)	(10,564,194)	2,019,811
Unrealized loss (gain) on embedded derivatives	267,000	(3,265,000)	-
Unrealized loss (gain) on conversion feature obligation	(2,044,932)	(866,963)	-
Unrealized loss (gain) on derivative obligation	9,815,975	-	-
Loss on settlement of commodity forward contracts (Note 14)	1,752,205	-	-
Finance expense, net	4,197,540	2,034,960	581,331
Amortization of financing fee and deferred revenue	(7,809,356)	(9,107,952)	(2,268,567)
Amortization of land lease advance (Note 13)	(433,333)	-	-
Metals delivered for derivative agreements	(260,745)	-	-
Increase in community service obligation	-	278,782	1,495,750
Unrealized foreign exchange gain	(79,539)	(67,327)	-
Gain on expiry of deferred service contract	-	-	(4,002,438)
Increase in receivables, prepaids and other	(770,511)	(4,434,666)	(2,373,274)
Increase in inventory	(29,550,382)	(14,436,660)	(8,827,361)
Increase in accounts payable and accrued liabilities	29,035,346	16,980,456	12,452,650
Cash received from commodity forward contracts (Note 14)	-	10,848,000	43,200,000
Payment of community service obligation	(1,760,000)	(1,440,000)	(1,200,000)
Customer advances	788,000	-	-
Land lease advances (Note 13)	13,000,000	-	-
Cash paid for settlement of commodity forward contracts (Note 14)	(8,699,006)	-	-

Cash generated from operations	12,585,709	23,695,752	51,886,093

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 154

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

31.	CONTINGENCIES

a) On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of June 30, 2013 would have been an increase in cost of sales of approximately $5.9 million should the legislation be enacted and applied retroactively.

b) Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold, S.A., the Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified Petaquilla Gold, S.A. of a revised statement of account in the amount of $500,000 related to the same environmental compensation. The matter has been resolved in favour of Petaquilla Gold, S.A. During the thirteen months ended June 30, 2013, the Company paid $295,000 to ANAM based on the original agreement.

c) During the year ending May 31, 2008, the Company and Inmet, pursuant to its acquisition of Petaquilla Copper Ltd. in 2011, a previously owned subsidiary of the Company, were served with a claim by a former officer in the amount of $250,000. Pursuant to an agreement dated October 16, 2012, the former director consented to a dismissal of the claim in return for a sum of $85,000 of which $25,000 was paid for by the Company. The remainder of the obligation was settled by Inmet.

d) The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

32.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	June 30,	May 31,
	2013	2012
	($)	($)

Panama	148,286,974	114,413,110
Iberia	34,384,094	31,485,559
Canada (Corporate)	27,701	1,533,133

Non-current assets	182,698,769	147,431,802

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 155

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

33.	SUBSEQUENT EVENTS

Subsequent to the thirteen months ended June 30, 2013:

a) On July 15, 2013, the Company, through its subsidiary PDI, entered into a $7 million bank loan with MetroBank S.A for management of its working capital. The loan will accrue interest at 7.50% during its term of 12 months. The loan is guaranteed by accounts receivable for up to an amount of $23 million from the subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 26).

The proceeds from the loan were utilized to repay the $4 million bank loan with MetroBank S.A (Note 12)

b) The Company, through its subsidiary, PTQ Gold S.A, entered into a finance leaseback arrangement with Caterpillar in relation to a power generator for a total value of $346,500. The monthly lease payments amount to $15,357 for a term of 24 months.

c) On August 7, 2013, the Company modified the terms of certain incentive stock options granted to employees and consultants. The exercise price of 150,000 stock options, expiring on January 29, 2018 was modified from $0.56 per share to $0.33 per share and exercise price of 550,000 options, with the same original terms, was modified to $0.35 per share.

d) On August 15, 2013, the Company granted 400,000 incentive stock options to a director. The options are exercisable at $0.34 per common share for a period of five years from the date of grant.

e) On September 9, 2013, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $2,500,000 (less $15,000 in Auramet legal fees), the Company will deliver 2,128 ounces of gold (152 ounces per week for 14 weeks commencing during the week of September 20, 2013 and ending during the week of December 20, 2013). The agreement assumes a minimum gold price of $1,360 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,360 per ounce) shall bear interest at a maximum rate of 20%.

In addition to the Prepayment Facility, the Company has also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,500 per ounce. The call options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on October 29, 2013 and ending on February 26, 2014.

The Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to the Company’s subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 26).

f) On September 13, 2013, the Company paid $1,666,331 and $1,813,622 to Deutsche Bank in settlement of its July 2013 and August 2013 metal delivery requirements pursuant to Gold Agreement and Silver Agreement (Note 14). The amounts paid were in relation to 2,970 ounces of gold and 30,400 ounces of silver which were not delivered during both periods. The Company is currently in negotiations with Deutsche Bank to reschedule its delivery requirements for the month of September 2013 or settlement of such requirements in cash.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 156

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the One Month Ended June 30, 2013
And
For the Twelve Months Ended May 31, 2013

(Expressed in United States dollars - Unaudited)

Reader’s Note:

These unaudited consolidated financial statements for the one month ended June 30, 2013 and the twelve months ended May 31, 2013 of Petaquilla Minerals Ltd. (the “Company”) have been prepared by management and have not been reviewed by the Company’s external auditors.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 157

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars - unaudited)

	June 30,	May 31,
	2013	2013
	(Note 1)	(Note 1)
	($)	($)
Assets (Note 9)
Current assets
Cash and cash equivalents	1,855,544	696,817
Short-term restricted investments	340,000	340,000
Receivables, prepaids and other (Notes 2)	5,732,751	6,051,529
Inventories (Note 3)	27,349,785	24,895,731
	35,278,080	31,984,077
Non-current assets
Restricted investments (Note 9)	2,300,000	2,300,000
Inventories (Note 3)	35,348,467	34,842,023
Other assets (Notes 5)	708,123	636,823
Exploration and evaluation assets (Note 6)	32,947,253	32,627,818
Mineral property, plant and equipment (Note 7)	111,394,926	108,955,901
	182,698,769	179,362,565
Total Assets	217,976,849	211,346,642

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Notes 8)	61,640,691	58,384,448
Current portion of long-term debt (Note 9)	19,635,805	15,547,581
Current portion of other liabilities (Note 10)	6,560,375	6,559,590
Current portion of deferred revenue (Note 11)	800,000	-
Current portion of derivative obligation (Note 11)	32,250,000	38,606,000
	120,886,871	119,097,619
Non-current liabilities
Long-term debt (Note 9)	15,357,903	14,238,779
Other liabilities (Note 10)	15,424,746	15,650,692
Share purchase warrants (Note 13)	749	1,842
Provision for closure and reclamation (Note 12)	12,997,029	12,984,793
	43,780,427	42,876,106
	164,667,298	161,973,725
Shareholders’ equity
Equity attributed to shareholders of the Company	46,348,220	42,411,586
Equity attributed to non-controlling interests	6,961,331	6,961,331
	53,309,551	49,372,917
Total liabilities and shareholders’ equity	217,976,849	211,346,642

Basis of presentation and going concern (Note 1)
Commitments and contingencies (Note 23 and 25)
Subsequent events (Note 27)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 158

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars - unaudited)

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	(Note 1)	(Note 1)
	($)	($)

Revenues (Note 14)	5,051,883	105,615,138
Costs of operations
Production costs (Note 3, 14, and 17)	(3,112,858)	(49,827,650)
Depreciation and depletion	(909,820)	(20,824,273)
	1,029,205	34,963,215
Expenses
General and administrative (Note 19)	1,362,168	16,030,714
Donations and community relations	7,556	5,553,443
Exploration and evaluation costs	547,710	10,567,703
Share-based payments (Notes 13 and 19)	46,830	545,588
	(1,964,264)	(32,697,448)

Earnings (loss) from operations	(935,059)	2,265,767

Finance income (expenses), net (Note 15)	(141,790)	(4,343,597)
Non-operating income (expenses) (Note 16)	4,920,889	(6,367,901)
	4,779,099	(10,711,498)

Net income (loss)	3,844,040	(8,445,731)
Net income (loss) attributed to:
Shareholders of the Company	3,844,040	(7,932,206)
Non-controlling interests	-	(513,525)

Other comprehensive income
Foreign currency translation gains (losses)	45,764	1,544,312

Net comprehensive income (loss)	3,889,804	(6,901,419)
Net comprehensive income (loss) attributed to:
Shareholders of the Company	3,889,804	(6,387,894)
Non-controlling interests	-	(513,525)

Basic earnings (loss) per share (Note 18)	0.02	(0.04)
Diluted earnings (loss) per share (Note 18)	0.02	(0.04)

Weighted average number of common shares outstanding - basic (Note 18)	214,779,688	214,900,561
Weighted average number of common shares outstanding - diluted (Note 18)	226,131,935	214,900,561

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 159

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars - unaudited)

	Number of	Share	Treasury	Share Based	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments	Purchase	Other	Deficit	Shareholders	controlling
	Shares	(Note 13)		Reserve	Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263
Issue of shares on exercise of share options	466,380	57,137	-	-	-	-	-	57,137	-	57,137
Reclassification of grant date fair value on exercise of share options	-	303,457	-	(303,457)	-	-	-	-	-	-
Treasury shares repurchased	-	-	(257,652)	-	-	-	-	(257,652)	-	(257,652)
Share-based payments	-	-	-	545,588	-	-	-	545,588	-	545,588
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	1,544,312	-	1,544,312	-	1,544,312
Net loss	-	-	-	-	-	-	(8,445,731)	(7,932,206)	(513,525)	(8,445,731)

Balance at May 31, 2013	222,330,161	176,525,947	(11,677,472)	17,580,669	2,001,889	(3,193,316)	(131,864,800)	42,411,586	6,961,331	49,372,917
Share-based payments	-	-	-	46,830	-	-	-	46,830	-	46,830
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	45,764	-	45,764	-	45,764
Net income	-	-	-	-	-	-	3,844,040	3,844,040	-	3,844,040

Balance at June 30, 2013	222,330,161	176,525,947	(11,677,472)	17,627,499	2,001,889	(3,147,552)	(128,020,760)	46,348,220	6,961,331	53,309,551

(1) June 30, 2013 – 17,799,111 common shares (May 31, 2013 – 17,799,111 common shares.

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 160

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars - unaudited)

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	(Note 1)	(Note 1)
	($)	($)
Cash flows from Operating Activities
Cash generated from operations (Note 24)	586,052	11,999,657
Interest paid	(130,718)	(1,616,130)
Interest received	12,612	133,454
Net cash provided by operating activities	467,946	10,516,981

Cash flows from Financing Activities
Proceeds from exercise of share options and warrants	-	43,137
Repurchase of treasury shares	-	(257,652)
Payment of finance lease obligations	(392,528)	(2,660,651)
Repayment of long-term debt	(183,023)	(1,135,765)
Proceeds from bank loans	3,745,106	7,427,232
Net cash provided by (used in) financing activities	3,169,555	3,416,301

Cash flows from Investing Activities
Change in restricted cash	-	(64,155)
Proceeds on disposal of equipment	-	120,000
Investment in exploration and evaluation assets	(260,315)	(64,935)
Investment in mineral properties, plant & equipment	(2,204,413)	(15,120,306)
Net cash used in investing activities	(2,464,728)	(15,129,396)
Impact of exchange rate changes on cash and cash equivalents	(14,046)	(82,729)
Change in cash and cash equivalents	1,158,727	(1,278,843)
Cash and cash equivalents, beginning of period	696,817	1,975,660
Cash and cash equivalents, end of period	1,855,544	696,817

Supplemental cash flow information is contained in Note 24.

The accompanying notes are an integral part of these consolidated financial statements

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 161

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

1.	BASIS OF PREPARATION AND GOING CONCERN

On August 19, 2013, the Company announced a change of its fiscal year-end from May 31st to June 30th. The Company’s audited consolidated financial statements, also incorporated in the Form 20-F as reference, include operations for a period of thirteen months from June 1, 2012 to June 30, 2013, as approved by The British Columbia Securities Commission, the Company’s home-country securities regulator. These consolidated financial statements present the balances as at June 30, 2013 and at May 31, 2013 and include operations for the twelve month period ended May 31, 2013 and the remaining one month portion of the transition period ended June 30, 2013 to supplement the Company’s audited consolidated financial statements.

These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the thirteen months ended June 30, 2013, which include the Company’s significant accounting policies. The accounting policies applied in these unaudited consolidated financial statements are consistent with the audited consolidated financial statements for the thirteen months ended June 30, 2013. In preparing these unaudited consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key estimation uncertainties were the same as those applied in the audited consolidated financial statements for the thirteen months ended June 30, 2013.

These unaudited consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of June 30, 2013 and May 31, 2013, the Company has an accumulated deficit of $128,020,760 and $131,864,800, respectively and a working capital deficiency of $85,608,791 as at June 30, 2013 and $87,113,542 as at May 31, 2013.

The Company is in default of its Forward Gold Purchase Agreement (Note 11) as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for these failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these unaudited consolidated financial statements for all agreements with Deutsche-Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been discussing alternative financing arrangements with several parties. However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. These unaudited consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in the consolidated financial statements.

2.	RECEIVABLES, PREPAIDS AND OTHER

	June 30,	May 31,
	2013	2013
	($)	($)

Trade and other receivables	4,858,158	4,449,867
Prepaid expenses	862,593	1,601,662
Deferred transaction fees (Notes 5 and 11)	12,000	-

	5,732,751	6,051,529

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 162

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

3.	INVENTORIES

	June 30,	May 31,
	2013	2013
	($)	($)

Materials and supplies	5,652,222	5,075,692
Work-in-process	8,505,896	7,623,139
Finished goods	626,097	34,951
Stockpiled ore	47,914,037	47,003,972
	62,698,252	59,737,754
Less: Non-current stockpiled ore	(35,348,467)	(34,842,023)

	27,349,785	24,895,731

During the one month ended June 30, 2013 and the twelve months ended May 31, 2013, the Company recognized $3,301,386 and $44,149,924 respectively, of inventory as production costs in the Company’s statement of operations and comprehensive income (loss).

4.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS

During the year ended May 31, 2012, the Company put its plans in place to spin-out, its 100% owned subsidiary, Panama Desarrollo De Infraestructuras, S.A (“PDI”) from its operations and distribute to its shareholders, one share of PDI for every four shares of Petaquilla held by the shareholders. PDI is an infrastructure entity which has been providing construction services to the Company’s Molejon gold mine and to third parties, represents Petaquilla in its 40% interest in the joint venture agreement (Note 17), and is also a party to an agreement for delivery of aggregate materials and screened rocks to Inmet Mining Corporation (now known as “FQM (Akubra) Inc.”) (“Inmet”) (Note 23).

The completion of the transaction is subject to the regulatory and shareholder approval.

On March 1, 2012, PDI met the requirements of IFRS 5 and was presented as held-for-distribution to owners in the Company’s financial statements for the year ended May 31, 2012. During the twelve months ended May 31, 2013, the Company determined that PDI no longer met the requirements of IFRS 5 and remeasured the entity’s assets at their carrying value immediately prior to classification as held for distribution to owners, adjusted for depreciation. The Company’s conclusion did not change during the one month ended June 30, 2013.

Total additional depreciation charged to the statement of operations (loss) during the one month ended June 30, 2013 and the twelve month ended May 31, 2013, amounted to $0.4 million and $6.9 million, respectively. The Company also wrote-off $0.9 million of related transaction costs previously capitalized as prepaids during the twelve months ended May 31, 2013.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 163

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

5.	OTHER ASSETS

	June 30,	May 31,
	2013	2013
	($)	($)

Restricted cash	177,135	177,702
Long-term accounts receivable	530,988	459,121
Deferred transaction fees (Note 11)	12,000	-
	720,123	636,823
Less: current portion
Deferred transaction fees included in
Receivables, prepaids and other (Note 2 and 11)	(12,000)	-

	708,123	636,823

Restricted cash

The Company has restricted cash held in bank accounts representing term deposits for reclamation funds and to guarantee credit cards.

6.	EXPLORATION AND EVALUATION ASSETS

	Iberia	Panama	Total
	($)	($)	($)

Balance at June 1, 2012	30,958,901	211,506	31,170,407
Transfer to mining equipment	-	(211,506)	(211,506)
Concessions & property acquisition costs	64,935	-	64,935
Foreign exchange differences	1,603,982	-	1,603,982

Balance at May 31, 2013	32,627,818	-	32,627,818

Balance at June 1, 2013	32,627,818	-	32,627,818
Concessions & property acquisition costs	260,315	-	260,315
Foreign exchange differences	59,120	-	59,120

Balance at June 30, 2013	32,947,253	-	32,947,253

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 164

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Other
	Iberia -	Mining and	facilities		Provision for
	Land &	plant	and	Pre-	closure and
	equipment	equipment	equipment	stripping	reclamation	Total
	($)	($)	($)	($)	($)	($)

Twelve months ended May 31, 2013
At June 1, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045
Transfers from held for distribution to owners	-	13,816,829	221,478	-	-	14,038,307
Additions	173,615	8,137,392	14,625,989	2,281,190	1,776,421	26,994,607
Disposals	-	(379,656)	-	-	-	(379,656)
Depletion and depreciation	(16,412)	(17,433,689)	(1,619,490)	(4,925,349)	(1,106,807)	(25,101,747)
Transfer from exploration and evaluation assets	-	211,506	-	-	-	211,506
Transfers	-	12,285,985	(12,285,985)	-	-	-
Foreign exchange differences	19,839	-	-	-	-	19,839

At May 31, 2013	621,570	77,131,355	18,878,479	3,255,292	9,069,205	108,955,901

At May 31, 2013
Cost	649,411	129,742,586	23,936,414	11,321,681	11,973,111	177,623,203
Accumulated depreciation	(27,841)	(52,611,231)	(5,057,935)	(8,066,389)	(2,903,906)	(68,667,302)

Net book value May 31, 2013	621,570	77,131,355	18,878,479	3,255,292	9,069,205	108,955,901

One month ended June 30, 2013
At June 1, 2013	621,570	77,131,355	18,878,479	3,255,292	9,069,205	108,955,901
Additions	230,113	2,034,164	1,690,736	-	-	3,955,013
Depletion and depreciation	(1,448)	(1,196,346)	(15,191)	(263,128)	(46,400)	(1,522,513)
Transfers	-	(1,279,454)	1,279,454	-	-	-
Foreign exchange differences	6,525	-	-	-	-	6,525

At June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

At June 30, 2013
Cost	881,009	131,908,622	26,942,105	11,321,681	11,973,111	183,026,528
Accumulated depreciation	(24,249)	(55,218,903)	(5,108,627)	(8,329,517)	(2,950,306)	(71,631,602)

Net book value June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

During the one month ended June 30, 2013 and twelve months ended May 31, 2013, $5,209 and $834,635, respectively of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable annual capitalization rate for general borrowings for the thirteen months ended June 30, 2013 was 6.51%.

The carrying value of construction in progress as at June 30, 2013 and as at May 31, 2013 was $16,503,156 and $13,934,888, respectively.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 165

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	May 31,
	2013	2013
	($)	($)
Accounts payable	57,857,893	54,119,566
Accrued liabilities	3,304,957	3,340,508
Royalties payable (Note 10)	244,060	689,684
Other payables	233,781	234,690

	61,640,691	58,384,448

9.	LONG-TERM DEBT

		June 30,	May 31,
		2013	2013
		($)	($)
Bank loans		16,018,760	12,456,677
Finance lease obligations		13,270,442	11,542,646
Convertible loan		5,704,506	5,787,037
		34,993,708	29,786,360
Less: Current portion
Bank loans		(10,139,752)	(6,382,554)
Finance lease obligations		(3,791,547)	(3,377,990)
Convertible loan		(5,704,506)	(5,787,037)
		(19,635,805)	(15,547,581)

		15,357,903	14,238,779

		Finance lease
	Bank loans	obligations	Convertible loan
	($)	($)	($)
Balance at June 1, 2012	4,340,745	1,023,090	3,034,483
Transfers from held for distribution to owners	1,824,465	10,610,418
New facilities during the period	7,427,232	2,568,180	-
Principal payments	(1,435,249)	(3,407,254)	-
Interest and accretion expense	299,484	746,603	2,749,563
Impact of foreign exchange difference	-	1,609	2,991

Balance at May 31, 2013	12,456,677	11,542,646	5,787,037

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 166

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

		Finance lease
	Bank loans	obligations	Convertible loan
	($)	($)	($)
Balance at June 1, 2013	12,456,677	11,542,646	5,787,037
New facilities during the period	4,000,000	2,120,220	-
Principal payments	(482,958)	(452,177)	-
Interest and accretion expense	45,041	59,649	-
Impact of foreign exchange difference	-	104	(82,531)

Balance at June 30, 2013	16,018,760	13,270,442	5,704,506

Bank loans

On June 11, 2013, the Company, through its subsidiary Petaquilla Gold S.A, entered into a $4 million bank loan with MetroBank S.A. The loan accrues interest at 7.50% per annum and is repayable within 180 days. This loan was repaid in its entirety subsequent to June 30, 2013.

During the twelve months ended May 31, 2013, the Company, through its subsidiary PDI S.A, entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The loans earn interest at 6% per annum and are repayable within three years. As at June 30, 2013 and at May 31, 2013, the outstanding obligation relating to these loans is $0.61 million and $0.63 million respectively.

During the year ended May 31, 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility accrues interest of 7.75% per annum and the term of each loan within the credit facility is 180 days. During the twelve months ended May 31, 2013, the Company renewed all such loans and entered into an additional credit facility with Lafise Bank of Panama for $0.95 million under the same terms. As of June 30, 2013 and May 31, 2013, the outstanding obligation relating to these facilities is $2.95 million.

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by the Company’s subsidiary, Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. As of June 30, 2013 and May 31, 2013, the outstanding obligation relating to this facility is $6.2 million and $6.3 million, respectively.

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary PDI. This facility accrues interest at 6% per annum and is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of June 30, 2013 and May 31, 2013, the outstanding obligation relating to this facility is $1.4 million.

Bank loans include overdraft balances at certain banks of $907,360 as at June 30, 2013 and $1,162,254 as at May 31, 2013.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 167

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Finance lease obligations

During the year ended May 31, 2011, the Company through its subsidiary PDI, entered into two finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. As at June 30, 2013 and May 31, 2013, the outstanding obligation relating to these finance leases was $2.8 million and $2.9 million respectively.

During the year ended May 31, 2012, the Company through its subsidiary PDI, entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. At June 30, 2013 and May 31, 2013, the outstanding obligation relating to these finance leases was $3.4 million and $3.5 million respectively. As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

Also during the year ended May 31, 2012, the Company through its subsidiaries Petaquilla Gold S.A. and PDI, entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. At June 30, 2013 and May 31, 2013, the outstanding obligation relating to these finance leases was $2.7 million and $2.9 million respectively ($0.8 million from Petaquilla Gold S.A. and $1.9 million from PDI as of June 30, 2013 and $0.9 million from Petaquilla Gold S.A and $2.0 million from PDI as of May 31, 2013).

During the twelve months ended May 31, 2013, the Company through its subsidiary PDI, entered into further three finance lease arrangements with Lafise Bank of Panama, Global Bank of Panama and MultiBank of Panama for $1.1 million, $0.8 million and $0.66 million, respectively. The leases with Lafise Bank of Panama and MultiBank of Panama accrue interest at 7.00% per annum for a period of three and four years respectively, while the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years. At June 30, 2013, the outstanding obligation relating to these finance leases with Lafise Bank of Panama, Global Bank of Panama, and MultiBank of Panama wass $0.81 million, $0.69 million, and $0.65 million and as at May 31, 2013, the outstanding obligations relating to these finance leases was $0.84 million, $0.7 million, and $0.66 respectively.

During the one month ended June 2013, the Company through its subsidiary PDI, entered into a finance lease arrangement with Caterpillar Financial for $2.1 million. The lease accrues interest at 6.00% per annum for a period of five years. At June 30, 2013, the outstanding obligation relating to this finance lease with Caterpillar Financial was $2.1 million.

During the twelve months ended May 31, 2013, the deposits set up for equipment purchases of $4,997,526 were transferred to mineral properties, plant and equipment and inventory on completion of the plant expansion project at the Company’s Molejon mine.

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

As the Convertible Loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model. The fair value of the derivative is revalued at the end of each reporting period and is determined to be $nil on June 30, 2013 and May 31, 2013.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 168

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

The gain resulting from the change in fair value of the derivative of $2,044,932 during the twelve months ended May 31, 2013 has been included in the Company’s statement of operations and comprehensive income (loss).

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. A total of $43,679 of the costs attributable to the conversion option was included within Finance expenses in the Company’s statement of operations and comprehensive income for the year ended May 31, 2012.

A total of $3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition.

The Company is in default of its Gold Agreement (Note 11) as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these unaudited consolidated financial statements for all agreements with Deutsche Bank, including the Convertible Loan.

Given the event of default, the loan was classified as a current liability. The amortized cost was therefore accreted to its face value on May 31, 2013 (CAD $6,000,000). Accretion expense incurred during the twelve months ended May 31, 2013 was $2,749,563.

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

10.	OTHER LIABILITIES

	June 30,	May 31,
	2013	2013
	($)	($)
Community support obligation	9,418,454	9,535,282
Land lease advance	12,566,667	12,675,000
	21,985,121	22,210,282
Less: Current portion
Community support obligation	(5,260,375)	(5,259,590)
Land lease advance	(1,300,000)	(1,300,000)
	(6,560,375)	(6,559,590)

	15,424,746	15,650,692

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 169

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

A reconciliation of other liabilities is as follows:

	Community support	Land lease
	obligation	advance
	($)	($)
Balance – June 1, 2012	7,078,792	-
Additional obligation	4,053,346	13,000,000
Accretion expense	43,144	-
Payment of obligation	(1,640,000)	-
Amortization of land lease advance	-	(325,000)

Balance – May 31, 2013	9,535,282	12,675,000
Accretion expense	3,172	-
Payment of obligation	(120,000)	-
Amortization of land lease advance	-	(108,333)

Balance – June 30, 2013	9,418,454	12,566,667

Community support obligation

The Company has an arrangement to make future community support payments and has recognized a liability for the present value of the estimated future payments and corresponding accretion expense due to the passage of time using the following assumptions:

	June 30,	May 31,
	2013	2013
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$ 120,000	$ 120,000
Length of term	July 1, 2013 to	June 1, 2013 to
	May 31, 2017	May 31, 2017

During the twelve months ended May 31, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. The provision has been accrued as donations and community relations expense during the twelve months ended May 31, 2013. As at June 30, 2013, $200,000 has been spent for the obligation (May 31, 2013 - $200,000).

Land lease agreement

On February 24, 2013, the Company and Inmet signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet relating to the Company’s sales from its Molejon mine, and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, Inmet leases certain lands owned by the Company for establishment of temporary and permanent camp space for Inmet’s Cobre Panama project for an annual rent of $1.3 million. On February 28, 2013, the Company received a payment from Inmet in relation to this land lease of $13 million, comprising of rent for a ten year period. During the one month ended June 30, 2013 and twelve months ended May 31, 2013, rental income of $108,333 and $325,000 has been recognized in the Company’s statement of operations and included within non-operating income (expenses).

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 170

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Also in conjunction with the term sheet, Inmet has waived its right over 5% royalties from the Company’s sales at its Molejon mine, in accordance with a previous agreement. The waiver resulted in a gain of $13,348,341within non-operating income (expenses) in the Company’s statement of operations and comprehensive income (loss) during the twelve months ended May 31, 2013.

11.	DERIVATIVE OBLIGATION

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest is to be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 14 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis as at June 30, 2013:

Delivery obligations for fiscal years 2014 to 2016	Total ounces of gold

Total delivery requirements for fiscal year 2014	16,650
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	2,700
30,150

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the date of the notice and ending on December 31, 2013.

The Company is in default of its Gold Agreement as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists for all agreements with Deutsche Bank.

As the Gold Agreement was entered into by the Company for delivery of a non-financial item in accordance with its expected sale requirements, the cash advance obtained from Deutsche Bank commensurate with the delivery of future ounces of gold was considered to be deferred revenue on inception of the agreement and until February 28, 2013, the date of management’s evaluation of the conditions that may cause the Company to not meet additional delivery requirements. As the delivery requirements were not met, the Gold Agreement did not meet the own use exemption under IAS 39 on March 1, 2013. The Gold Agreement has therefore since been accounted for as a derivative instrument.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 171

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Cash advance on undelivered ounces of gold to Deutsche Bank as of March 1, 2013 was $24,366,842. A reconciliation of the related deferred revenue during the year is as follows:

($)

Deferred revenue – June 1, 2012	33,390,473
Revenue recognition of delivery of ounces	(7,096,024)
Settlement of undelivered ounces	(1,927,607)
Reversal of balance on classification as a derivative	(24,366,842)

Deferred revenue – June 30, 2013 and May 31, 2013	-

The settlement in cash of ounces to be delivered prior to the classification of the Gold Agreement as a derivative obligation resulted in an accounting loss of $1,544,268.

A reconciliation of derivative obligation as related to the Gold Agreement is as follows:

($)

Derivative obligation – March 1, 2013	39,965,000
Sales recorded on delivery of gold	(145,161)
Settlement of undelivered ounces	(2,989,659)
Obligation for undelivered ounces	(1,477,946)
Unrealized loss (gain) on fair value of derivative obligation	(4,153,234)

Derivative obligation – May 31, 2013	31,199,000

Obligation for undelivered ounces	(1,299,375)
Unrealized loss (gain) on fair value of derivative obligation	(3,696,625)

Derivative obligation – June 30, 2013	26,203,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative on initial classification on March 1, 2013, on May 31, 2013 and on June 30, 2013 of $39,965,000, $31,199,000 and $26,203,000 respectively using the following assumptions:

	June 30,	May 31,	March 1,
	2013	2013	2013
Gold spot price	$ 1,203	$ 1,410	$ 1,591
Gold price volatility	20.0%	20.0%	18.0%
Gold forward rate	1.46%	0.09%	0.27%
Average credit spread for the Company	5.43%	4.32%	5.33%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

During the one month ended June 30, 2013 and twelve months ended May 31, 2013, the Company settled delivery requirements of ounces of gold for a total cash payment of $1,477,946 and $5,797,534, respectively. Cash requirement of $1,477,946 and $1,299,375 for ounces to be delivered during the month of May 2013 and June 2013, respectively were recorded as payable as at May 31, 2013 and June 30, 2013. All amounts were paid on September 13, 2013. As at June 30, 2013, the Company has an obligation to deliver further 30,150 ounces in future periods in accordance with the table above.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 172

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

$1.8 million of fees paid to Deutsche Bank was deferred on the inception of the Gold Agreement based on its direct relationship with the revenue expected to be recognized in future periods. This transaction fee was being amortized based on the ounces to be delivered under the Agreement. During the twelve months ended May 31, 2013, the Company recognized $360,945 of the deferred financing fee in the Company’s consolidated statement of operations. Upon classification of the Gold Agreement as a derivative instrument on March 1, 2013, the Company wrote-off the remaining deferred financing fee from the Gold Agreement of $974,674.

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

The following table summarizes the above noted delivery requirements on an annual basis as at June 30, 2013:

Delivery obligations for fiscal years 2014 to 2017	Total ounces of silver

Total delivery requirements for fiscal year 2014	174,400
Total delivery requirements for fiscal year 2015	119,200
Total delivery requirements for fiscal year 2016	42,400
Total delivery requirements for fiscal year 2017	11,200
347,200

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce. As the spot price of silver on the inception of the Silver Agreement was in excess of $30, being the maximum limit, the Company determined that the collar was not closely related to the Silver Agreement and therefore accounted for it as an embedded derivative separate from the host contract requiring delivery of silver.

The Company employed the Monte Carlo Simulation to determine the fair value of the embedded derivative on inception of $3,482,000. The residual amount of $7,818,000 was allocated to deferred revenue.

The Company is in default of its Gold Agreement as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists for all agreements with Deutsche Bank, including the Silver Agreement.

As the delivery requirements under the Gold Agreement were not met, and by virtue of all agreements with Deutsche Bank being interrelated, the Silver Agreement met the requirements of IAS 39 on March 1, 2013, similar to the Gold Agreement, and the entire agreement has since been accounted for as a derivative instrument.

Cash advance on undelivered ounces of silver to Deutsche Bank as of March 1, 2013 was $6,069,922 and the fair value of embedded derivative was $484,000. A reconciliation of the related deferred revenue and embedded derivative valuation during the year is as follows:

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 173

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

	Deferred Revenue	Embedded Derivative
	($)	($)

Balance – June 1, 2012	7,576,988	217,000
Revenue recognition of delivery of ounces	(1,134,560)	-
Settlement of undelivered ounces	(372,506)
Change in fair value of embedded derivative	-	267,000
Reversal of balance on classification as a derivative	(6,069,922)	(484,000)

Balance – June 30, 2013 and May 31, 2013	-	-

The settlement in cash of ounces to be delivered prior to classification of the Silver Agreement as a derivative obligation resulted in an accounting loss of $207,937.

A reconciliation of derivative obligation as related to the Silver Agreement is as follows:

($)

Derivative obligation – March 1, 2013	9,949,000
Sales recorded on delivery of silver	(115,584)
Settlement of undelivered ounces	(597,215)
Obligation for undelivered ounces	(343,064)
Unrealized loss (gain) on fair value of derivative obligation	(1,486,137)

Derivative obligation – May 31, 2013	7,407,000

Obligation for undelivered ounces	(301,264)
Unrealized loss (gain) on fair value of derivative obligation	(1,058,736)

Derivative obligation – June 30, 2013	6,047,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative on initial classification on March 1, 2013, on May 31, 2013 and on June 30, 2013 of $9,949,000, $7,407,000 and $6,047,000 respectively using the following assumptions:

	June 30,	May 31,	March 1,
	2013	2013	2013
Silver spot price	$ 18.86	$ 22.57	$ 28.95
Silver price volatility	35.0%	35.0%	35.0%
Silver forward rate	1.91%	0.49%	0.17%
Average credit spread for the Company	5.43%	4.32%	5.33%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

During the one month ended June 30, 2013 and twelve months ended May 31, 2013, the Company settled delivery requirements of ounces of silver for a total cash payment of $343,064 and $1,080,462, respectively. Cash requirement of $343,064 and $301,264 for ounces to be delivered during the months of May 2013 and June 2013 were recorded as payable as at May 31, 2013 and June 30, 2013. All amounts were paid on September 13, 2013. As at June 30, 2013, the Company has an obligation to deliver further 347,200 ounces in future periods in accordance with the table above.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 174

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Transaction costs amounting to $452,000 were incurred on the Silver Agreement on inception. A total of $312,720, being the portion allocated to deferred revenue on inception was capitalized to other assets and netted against the revenue recognized during the period based on the ounces of silver delivered. During the twelve months ended May 31, 2013 the Company recognized $60,283 of the deferred financing fee in the Company’s consolidated statement of operations. Upon classification of the entire Silver Agreement as a derivative instrument on March 1, 2013, the Company wrote-off the remaining deferred financing fee from the Silver Agreement of $242,797.

Gold Prepayment Facility:

On June 21, 2013, the Company entered into a gold prepayment facility (“Gold Prepayment Facility”) with Auramet Trading, LLC (“Auramet”). In exchange for $800,000 (less $12,000 in Auramet legal fees), the Company is required to deliver 715 ounces of gold (143 gold ounces on each of July 29th, August 5th, August 12th, August 19th, and August 26th). In the event of default, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,280 per ounce) shall bear interest at a maximum rate of 20%.

The Company also entered into an off-take agreement, dated June 21, 2013, pursuant to which Petaquilla will sell 100% of its gold production from the Molejon Gold mine, beyond the required deliveries to Deutsche Bank pursuant to the Gold Agreement disclosed above, to Auramet for a period of one year.

In conjunction with the same arrangement, the Company also entered into a call option (the “Call Option”) agreement with Auramet, dated July 1, 2013. Pursuant to the Call Option agreement, Auramet has the option of purchasing 6,000 ounces of gold at a strike price of $1,400 per ounce, exercisable on September 3, 2013, September 9, 2013, September 16, 2013, and September 23, 2013 for 1,500 ounces on each of the dates.

As at June 30, 2013, the advance payment of $800,000 is recorded as deferred revenue and the related $12,000 of transaction costs are deferred based on their direct relationship with the revenue expected to be recognized in future periods. Subsequent to June 30, 2013, the Company delivered all the required gold ounces under the Gold Prepayment Facility.

The Call Option is considered to be an embedded derivative, however, had a nominal value on inception of the Gold Prepayment Facility and as such, no value was allocated to the Call Option.

The Gold Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to the Company’s subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 23).

The Company’s sale of gold to Auramet during the one month ended June 30, 2013 and the twelve months ended May 31, 2013 amounted to $3.8 million and $80.8 million respectively, which constitutes 100% and 87% of the Company’s total revenue from sale of gold during the respective periods.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 175

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

12.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is estimated at $12,997,029 at June 30, 2013 and $12,984,793 at May 31, 2013, which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $13.8 million at June 30, 2013 and May 31, 2013. An inflation rate assumption of 1.84% has been used to estimate future costs. A discount rate of 1.41% was used in determining present value of the obligation.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2012	11,062,579
Accretion expense	145,793
Change in provision	1,917,179
Revision in estimates	(140,758)

Balance at May 31, 2013	12,984,793
Accretion expense	12,236

Balance at June 30, 2013	12,997,029

13.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

The Company has unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At June 30, 2013 and May 31, 2013, there were 222,330,161 common shares issued and outstanding. There are no preferred shares issued and outstanding.

On September 1, 2011 in connection with the acquisition of Iberian, the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

During the twelve months ended May 31, 2013, the Company issued a further 466,380 common shares upon exercise of share purchase stock options (one month ended June 30, 2013 – nil).

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 176

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at June 1, 2012	10,282,313	0.40
Granted	2,350,000	0.56
Exercised	(466,380)	0.12
Expired	(1,509,102)	0.45

Outstanding at May 31, 2013	10,656,831	0.44

Expired	(271,716)	0.14

Outstanding at June 30, 2013	10,385,115	0.45

Exercisable at May 31, 2013	8,322,456	0.42
Exercisable at June 30, 2013	8,050,740	0.43

The following table summarizes information about share options outstanding at June 30, 2013:

Number of Share
Options Outstanding
	Exercise Price	Expiry Date

300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
2,350,000	CAD $0.56	January 29, 2018

10,385,115

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 177

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $46,830 for the one month ended June 30, 2013 and $545,588 for the twelve months ended May 31, 2013 were recognized in the Company’s statement of operations with a corresponding increase to share-based payments reserve.

There were no options granted during the month of June 2013. The fair values of the options granted during the twelve months ended May 31, 2013 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	Nil
Expected stock price volatility	75.12%
Risk-free interest rate	1.28%
Expected life of options	3.16 years

The expected volatility was determined based on historical share price volatility.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S dollar, a variable amount of cash in the Company’s functional currency will be received upon exercise and therefore the warrants are considered derivative instruments. At June 30, 2013 and May 31, 2013, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $749 and $1,842 respectively. The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the one month ended June 30, 2013 and twelve months ended May 31, 2013 was a gain of $1,093 and $497,984 respectively. The fair value of the share purchase warrants is reclassified to shareholders’ equity upon exercise.

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

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2012	38,048,272	1.32
Expired	(3,964,000)	0.65

Balance at May 31, 2013	34,084,272	1.39
Expired	(1,926,672)	0.51

Balance at June 30, 2013	32,157,600	1.45

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 178

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

At June 30, 2013, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

32,157,600

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at June 1, 2012	36,810,000	499,826
Expiry of warrants	(3,964,000)	(131,498)
Change in fair value of warrants	-	(366,486)

Balance at May 31, 2013	32,846,000	1,842
Expiry of warrants	(846,000)	(28,174)
Change in fair value of warrants	-	27,081

Balance at June 30, 2013	32,000,000	749

Finder’s stock options

Finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331 upon grant. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 179

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

14.	REVENUE

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)

Sale of gold	3,812,925	92,111,128
Sale of aggregate materials	1,227,452	4,854,621
Rendering of services	11,506	2,716,715
Revenue from Joint Venture (Note 17)	-	5,932,674

	5,051,883	105,615,138

Revenue from sale of silver of $195,711 during the one month ended June 30, 2013 and $1,682,528 during the twelve months ended May 31, 2013, considered to be a by-production from the extraction of gold, has been presented as an offset against production cost.

15.	FINANCE INCOME (EXPENSES), NET

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)

Interest income	12,612	133,454
Foreign exchange gain (loss)	105,458	84,127
Accretion of closure and reclamation provision	(12,236)	(145,793)
Accretion of community support obligation and change in estimates	(3,172)	(43,144)
Financing costs	(98,354)	(578,185)
Interest and accretion on finance lease obligations and long-term debt	(146,098)	(3,794,056)

	(141,790)	(4,343,597)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 180

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

16.	NON-OPERATING INCOME (EXPENSES)

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)

Mark-to-market gain (loss) on share purchase warrants (Note 13)	1,093	497,984
Mark-to-market gain (loss) on embedded derivatives (Note 11)	-	(267,000)
Loss on classification of forward agreements as derivatives (Note 11)	4,755,361	(14,571,336)
Loss on settlement of forward agreements (Note 11)	-	(1,752,205)
Mark-to-market gain on conversion feature (Note 13)	-	2,044,932
Gain on waiver of accrued royalties (Note 10)	-	13,348,341
Other	164,435	(5,668,617)

	4,920,889	(6,367,901)

17.	JOINT VENTURE

On June 2, 2011, the Company’s wholly owned infrastructure subsidiary, PDI, entered into a joint venture (“Joint Venture”) with Constructora Meco S.A. (“MECO”) for the construction of the by-pass road for a third party (the “Customer”), in the Petaquilla district. During the twelve months ended May 31, 2013, the original agreement was amended to incorporate part construction of a further 2.5 kilometer path and a camp facility (together, the “projects”). The Joint Venture completed the projects as required by the customer May 2013.

PDI has a 40% interest in the Joint Venture, which is a jointly controlled operation.

MECO is the operator of the Joint Venture and was required to carry out all the earthworks, while PDI was responsible for the provision of construction aggregates and other environmental services. Personnel from both PDI and MECO provided administrative and other services to the Joint Venture.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 181

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

The following amounts represent the Company’s assets it controls, and liabilities and expenses it incurs related to the jointly controlled operation, as well as its share of the revenue:

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)
Revenue from Joint Venture	-	5,932,674
Sale of aggregates and rendering of services	-	2,830,284
Total revenue	-	8,762,958

Less: Cost of operations
Cost from Joint Venture	-	(6,071,414)
Cost for provision of aggregates and services	-	(2,590,233)
Total cost of operations	-	(8,661,647)

	-	101,311

	June 30,	May 31,
	2013	2013
	($)	($)
Net amount due from (to) Joint Venture	2,200,000	2,200,000

The amounts due from the Joint Venture consist of $2,200,000 for materials and services provided to the Joint Venture. The Company signed a final agreement with MECO on October 3, 2013, whereby no further costs will be incurred in relation to the Joint Venture. The Company collected $1,200,000 of the outstanding amount from the Joint Venture subsequent to June 30, 2013.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 182

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

18.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)
Earnings (loss) per share
Basic	0.02	(0.04)
Diluted	0.02	(0.04)

Net income (loss)	3,844,040	(8,445,731)
Net income (loss) available (attributable) to common shareholders – basic	3,844,040	(7,932,206)
Net income (loss) available (attributable) to common shareholders – diluted	3,761,509	(7,932,206)

Weighted average number of shares outstanding
Weighted average number of shares outstanding – basic	214,779,688	214,900,561
Dilutive securities:
Convertible loan	9,796,727	-
Share options	1,555,521	-
Warrants	-	-
Weighted average number of shares outstanding - diluted	226,131,935	214,900,561

For the one month ended June 30, 2013 and the twelve months ended May 31, 2013, exercisable common equivalent shares totaling 39,784,543 and 55,319,582 (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and conversion of convertible loan) have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.

19.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in these consolidated financial statements, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid for goods and services provided to the Molejon mine of $232,795 during the one month ended June 30, 2013 and $603,104 during the twelve months ended May 31, 2013 to companies controlled by the Chairman. As at June 30, 2013 and at May 31, 2013, $349,019 and $164,298 respectively was owed to this related party.

  The Company paid legal fees of $148 during the one month ended June 30, 2013 and $166,010 during the twelve months ended May 31, 2013 to a law firm where an officer is a partner. As at June 30, 2013 and May 31, 2013, $184,641 and $184,372 respectively was owed to this related party.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 183

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)
Salaries and short-term employee benefits	265,346	3,731,313
Share-based payments	34,794	443,056
	300,140	4,174,369

20.	INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)

Earnings before income taxes	3,844,040	(8,445,731)

Statutory tax rate	25.23%	25.23%

Income tax (recovery) based on the above rates	969,851	(2,130,858)

Increase (decrease) due to
Permanent differences and non-taxable items	269,764	3,235,707
Differences between Canadian and foreign tax rates	33,763	(8,103,722)
Foreign exchange and other	228,237	904,571
Tax effect of deferred tax assets for which no tax benefit has been recognized	(1,501,615)	6,094,302
Income tax expense (recovery)	-	-

The Canadian Federal and provincial statutory income tax rate decreased to 25.23% due to legislated changes.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 184

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	June 30,	May 31,
	2013	2013
	($)	($)

Unrecognized deferred income tax assets
Non-capital losses	17,223,910	17,142,875
Capital losses	50,988	51,726
Deferred financing costs	1,090,024	1,106,442
Deferred revenue	5,106,663	6,671,122
Equipment, exploration properties and other intangible items	74,524	75,559

Total unrecognized deferred income tax assets, net	23,546,109	25,047,724

As at June 30, 2013, the Company has the following tax loss carry forwards and deductions, totalling $64,416,980, with respect to its Canadian and other operations expiring as follows:

	Canada	USA	Panama	Spain	Portugal
	($)	($)	($)	($)	($)

2016	-	-	233,649	-	599,507
2017	-	-	196,580	-	784,292
2018	-	-	733,607	-	867,272
2029	2,586	-	-	2,735,688	-
2030	229,697	-	-	2,818,687	-
2031	8,662,845	-	-	6,859,251	-
2032	17,317,713	-	-	-	-
2033	22,366,910	8,696	-	-	-
	48,579,751	8,696	1,163,836	12,413,626	2,251,071

As at May 31, 2013, the Company has the following tax loss carry forwards and deductions, totalling $64,176,124, with respect to its Canadian and other operations expiring as follows:

	Canada	USA	Panama	Spain	Portugal
	($)	($)	($)	($)	($)

2016	-	-	233,649	-	599,507
2017	-	-	196,580	-	784,292
2018	-	-	733,607	-	838,893
2029	2,623	-	-	2,735,688	-
2030	233,020	-	-	2,818,687	-
2031	8,788,175	-	-	6,383,699	-
2032	17,568,259	-	-	-	-
2033	22,250,749	8,696	-	-	-

	48,842,826	8,696	1,163,836	11,938,074	2,222,692

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 185

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

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

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities, including cash and cash equivalents, restricted investments, restricted cash, receivables, bank overdraft and accounts payable and accrued liabilities, approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under bank loans, finance leases and other liabilities approximate fair value due to their interest rates being in line with market rates.

The classification of the Company’s financial instruments is presented below.

Assets as per statement of financial position	Fair value	Loans and	Total
	through profit	receivables
	or loss
June 30, 2013	($)	($)	($)

Cash and cash equivalents	1,855,544	-	1,855,544
Restricted cash	177,135	-	177,135
Accounts receivable	-	4,858,158	4,858,158
Restricted investments	2,640,000	-	2,640,000
	4,672,679	4,858,158	9,530,837

Liabilities per statement of financial position	Fair value	Other financial	Total
	through profit	liabilities at
	or loss	amortized cost
June 30, 2013	($)	($)	($)

Accounts payable	-	61,640,691	61,640,691
Long term debt	-	16,018,760	16,018,760
Convertible loan	-	5,704,506	5,704,506
Obligations under finance leases	-	13,270,442	13,270,442
Share purchase warrants	749	-	749
Derivative obligation	32,250,000	-	32,250,000
	32,250,749	96,634,399	128,885,148

Assets as per statement of financial position	Fair value	Loans and	Total
	through profit	receivables
	or loss
May 31, 2013	($)	($)	($)

Cash and cash equivalents	696,817	-	696,817
Restricted cash	177,702	-	177,702
Accounts receivable	-	4,449,867	4,449,867
Restricted investments	2,640,000	-	2,640,000
	3,514,519	4,449,867	7,964,386

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 186

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Liabilities per statement of financial position	Fair value	Other financial	Total
	through profit	liabilities at
	or loss	amortized cost
May 31, 2013	($)	($)	($)

Accounts payable	-	58,384,448	58,384,448
Long term debt	-	12,456,677	12,456,677
Convertible loan	-	5,787,037	5,787,037
Obligations under finance leases	-	11,542,646	11,542,646
Share purchase warrants	1,842	-	1,842
Derivative obligation	38,606,000	-	38,606,000
	38,607,842	88,170,808	126,778,650

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The Company held the following financial assets (liabilities) carried at fair value in the statement of financial position:

	Level 1	Level 2	Level 3
June 30, 2013	($)	($)	($)

Cash	1,855,544	-	-
Restricted cash	177,135	-	-
Restricted investments	2,640,000	-	-
Share purchase warrants (Note 13)	-	-	(749)
Derivative obligation (Note 11)	-	-	(32,250,000)

	Level 1	Level 2	Level 3
May 31, 2013	($)	($)	($)

Cash	696,817	-	-
Restricted cash	177,702	-	-
Restricted investments	2,640,000	-	-
Share purchase warrants (Note 13)	-	-	(1,842)
Derivative obligation (Note 11)	-	-	(38,606,000)

Further information on fair value determinations of financial liabilities, and the key assumptions used to determine their fair value are disclosed within their respective notes to these consolidated financial statements.

b) Financial instrument risk exposure

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

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 187

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents, restricted investments, and restricted cash. The Company reduces its credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for majority of the gold sales is received prior to gold being credited to the customer’s account at the refinery or through alternative prepayment arrangements. The Company’s sales were mainly to two customers, and both are of considerably high credit worthiness.

The Company has reduced its credit risk by investing its cash and cash equivalents, investments, and restricted cash in term deposits with financial institutions that operate globally.

The maximum exposure of the Company to credit risk is $9,530,837 at June 30, 2013 and $7,964,386 at May 31, 2013. The Company’s sale of gold to Auramet during the month ended June 30, 2013 and the twelve months ended May 31, 2013 amounted to $3.8 million and $80.8 million respectively, which constitutes 100% and 87% of the Company’s total revenue from sale of gold during the respective periods. Auramet is therefore considered to be a major customer for Petaquilla.

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet its obligations.

At June 30, 2013, Petaquilla held cash and cash equivalents of $1,855,544 and bank overdraft of $907,360, while at May 31, 2013, the Company held cash and cash equivalents of 696,817 and bank overdraft of 1,162,254 and had a working capital deficit of $85,608,791 and $87,113,542 at June 30, 2013 and May 31, 2013 respectively. The Company is currently working with Deutsche Bank and several other parties to obtain sufficient liquidity to alleviate the current working capital deficit.

The contractual maturities of financial liabilities are outlined in Note 23 and the events giving rise to uncertainty for the Company to continue as a going concern is disclosed in Note 1 of these unaudited consolidated financial statements of the Company.

Market risk

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and the Euro denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar, Euro and the US dollar have a minimal effect on the Company’s net earnings.

During the one month ended June 30, 2013 and the twelve months ended May 31, 2013, the Company recognized a gain of $105,458 and $84,127 respectively on foreign exchange.

Risk arises to the Company’s earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company’ transacts primarily in US dollar which is also its functional and presentation currency.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 188

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, cash and cash equivalents, investments and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing, finance leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk and therefore a 1% change in the LIBOR rate would have a minimal impact on comprehensive income and equity position.

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold. Gold prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

As part of the Gold Agreement with Deutsche Bank (Note 11), the Company’s exposure to movements in the gold price is limited. The Company receives a maximum of $415 per ounce of gold sold to Deutsche Bank as long as the price of gold remains in excess of $1,290 per ounce. A 10% movement in the realised gold price for the one month ended June 30, 2013 and the twelve months ended May 31, 2013 would result in an increase/decrease of $0.4 million and $8.1 million respectively, in the Company’s comprehensive income (loss).

22.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 9), leases (Note 9), convertible loan (Note 9), advances in connection with future production of gold and silver (Note 11) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve, accumulated other comprehensive loss, and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company has historically relied on the issuance of shares, secured debt, convertible secured debt, leasing arrangements, and obtaining advances of future sales from customers to fund its operations, and mineral exploration and development projects. To pursue additional projects, the Company may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives and it continually monitors current market conditions to secure funding at the lowest cost of capital. The Company is currently working with Deutsche Bank to find a satisfactory outcome of the breach of agreements with them and is also discussing alternative financing arrangements with several parties to meet its liquidity requirements.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 189

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

23.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
June 30, 2013	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	61,640,691	-	-	-	-
Office lease	102,490	64,582	66,000	37,800	-
Obligation under financing lease	3,791,547	3,978,726	3,586,538	1,378,809	534,822
Long-term debt	10,139,752	2,432,216	2,360,202	1,086,590	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,320,000	-
Community support obligation (Note 10)	3,853,346	-	-	-	-
Convertible loan	5,704,506	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	86,677,332	7,920,524	7,470,240	11,027,648	5,823,430

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
May 31, 2013	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	58,384,448	-	-	-	-
Office lease	104,440	67,785	64,400	44,100	-
Obligation under financing lease	3,531,919	3,561,985	3,305,614	1,142,003	1,125
Long-term debt	6,382,554	2,419,330	2,411,231	1,243,562	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,440,000	-
Community support obligation (Note 10)	3,853,346	-	-	-	-
Convertible loan	5,878,037	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	79,579,744	7,494,100	7,238,745	11,074,114	5,289,733

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 11) and where those ounces are not delivered, paying the shortfall in cash, as was the case in December 2012 and June 2013. The Gold Agreement, Silver Agreement and Convertible Loan (Note 9) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at June 30, 2013 and May 31, 2013, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default.

In accordance with the land lease agreement (Note 10), the Company has received an advance rental payment of $13 million and is committed to making the land available for use by Inmet for a period of 10 years. During the one month ended June 30, 2013 and the twelve months ended May 31, 2013, $108,333 and $325,000 of the amount have been earned by the Company (Note 10).

In conjunction with an arrangement with Inmet (Note 10), the Company has also entered into a subcontract with Inmet for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. During the one month ended June 30, 2013 and twelve months ended May 31, 2013, 70,466 m3 and 142,252m3 respectively were delivered under the arrangement with a total value of $1,172,103 and $2,540,348 and the Company is obligated to make the remaining materials available to Inmet based on the specifications and delivery schedule agreed pursuant to the subcontract.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 190

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

24.	SUPPLEMENTAL CASH FLOW INFORMATION

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)
Cash generated from operations
Income (loss) from continuing operations	3,844,040	(8,445,731)
Adjustment for:
Depreciation and depletion	909,820	20,824,273
Depreciation included in general and administrative expenses	112,503	887,886
Share-based payments	46,830	545,588
Loss on disposal of equipment	-	259,656
Gain on waiver of accrued royalties (Note 10)	-	(13,348,341)
Unrealized loss (gain) on share purchase warrants	(1,093)	(497,984)
Unrealized loss (gain) on embedded derivatives	-	267,000
Unrealized loss (gain) on conversion feature obligation	-	(2,044,932)
Unrealized loss (gain) on derivative obligation	(4,755,361)	14,571,336
Loss on settlement of commodity forward contracts (Note 11)	-	1,752,205
Finance expense, net	169,825	4,027,715
Amortization of financing fee and deferred revenue	-	(7,809,356)
Amortization of land lease advance (Note 10)	(108,333)	(325,000)
Metals delivered for derivative agreements	-	(260,745)
Unrealized foreign exchange gain	(51,723)	(27,816)
Increase in receivables, prepaids and other	251,473	(1,021,984)
Increase in inventory	(1,664,321)	(27,886,061)
Increase in accounts payable and accrued liabilities	2,985,402	26,049,944
Payment of community service obligation	(120,000)	(1,640,000)
Customer advances	788,000	-
Land lease advances (Note 10)	-	13,000,000
Cash paid for settlement of commodity forward contracts (Note 11)	(1,821,010)	(6,877,996)

Cash generated from operations	586,052	11,999,657

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 191

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

	One	Twelve
	month	months
	ended	ended
	June 30,	May 31,
	2013	2013
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	-	303,457
Change in estimate of provision for closure and reclamation (Note 12)	-	(1,776,421)
Derivative obligation on forward silver agreement	-	-
Mineral property, plant and equipment financed through payables	418,888	4,211,842
Mineral property, plant and equipment acquired through credit line facility and capital leases	2,120,220	2,568,180
Depreciation and depletion allocated to ending inventory	1,345,156	3,633,599

25.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of the audited consolidated financial statements for the thirteen months ended June 30, 2013. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position would have been an increase in cost of sales of approximately $0.1 million for the one month ended June 30, 2013 and $5.8 million during the twelve months ended May 31, 2013 should the legislation be enacted and applied retroactively.

b)

Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold, S.A., the Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified Petaquilla Gold, S.A. of a revised statement of account in the amount of $500,000 related to the same environmental compensation. The matter was resolved in favour of Petaquilla Gold, S.A. During the twelve months ended May 31, 2013, the Company paid $295,000 to ANAM based on the original agreement.

c)

During the year ending May 31, 2008, the Company and Inmet, pursuant to its acquisition of Petaquilla Copper Ltd. in 2011, a previously owned subsidiary of the Company, were served with a claim by a former officer in the amount of $250,000. Pursuant to an agreement dated October 16, 2012, the former director consented to a dismissal of the claim in return for a sum of $85,000 of which $25,000 was paid for by the Company. The remainder of the obligation was settled by Inmet.

d)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 192

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

26.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	June 30,	May 31,
	2013	2013
	($)	($)

Panama	148,286,974	145,583,870
Iberia	34,384,094	33,750,428
Canada (Corporate)	27,701	28,267

Non-current assets	182,698,769	179,362,565

27.	SUBSEQUENT EVENTS

a)

On July 15, 2013, the Company, through its subsidiary PDI, entered into a $7 million bank loan with MetroBank S.A for management of its working capital. The loan will accrue interest at 7.50% during its term of 12 months. The loan is guaranteed by accounts receivable for up to an amount of $23 million from the subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 23). The proceeds from the loan were utilized to repay the $4 million bank loan with MetroBank S.A (Note 9)

b)

The Company, through its subsidiary, PTQ Gold S.A, entered into a finance leaseback arrangement with Caterpillar in relation to a power generator for a total value of $346,500. The monthly lease payments amount to $15,357 for a term of 24 months.

c)

On August 7, 2013, the Company modified the terms of certain incentive stock options granted to employees and consultants. The exercise price of 150,000 stock options, expiring on January 29, 2018 was modified from $0.56 per share to $0.33 per share and exercise price of 550,000 options, with the same original terms, was modified to $0.35 per share.

d)	On August 15, 2013, the Company granted 400,000 incentive stock options to a director. The options are exercisable at $0.34 per common share for a period of five years from the date of grant.

e)

On September 9, 2013, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $2,500,000 (less $15,000 in Auramet legal fees), the Company will deliver 2,128 ounces of gold (152 ounces per week for 14 weeks commencing during the week of September 20, 2013 and ending during the week of December 20, 2013). The agreement assumes a minimum gold price of $1,360 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,360 per ounce) shall bear interest at a maximum rate of 20%.

In addition to the Prepayment Facility, the Company has also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,500 per ounce. The call options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on October 29, 2013 and ending on February 26, 2014.

The Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to the Company’s subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 23).

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 193

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ONE MONTH ENDED JUNE 30, 2013 AND THE TWELVE MONTHS ENDED MAY 31, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

f)

On September 13, 2013, the Company paid $1,666,331 and $1,813,622 to Deutsche Bank in settlement of its July 2013 and August 2013 metal delivery requirements pursuant to Gold Agreement and Silver Agreement (Note 11). The amounts paid were in relation to 2,970 ounces of gold and 30,400 ounces of silver which were not delivered during both periods.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 194

ITEM 18.	FINANCIAL STATEMENTS

Please refer to “Item 17 — Financial Statements”.

ITEM 19.	EXHIBITS

(a) Financial Statements – Please refer to “Item 17”

Description of Document

Cover Sheet

Management Report on Internal Controls over Financial Reporting

Independent Auditors’ Report of Registered Public Accounting Firm dated October 4, 2013

Report of Independent Registered Public Accounting Firm dated October 4, 2013

Consolidated Statements of Financial Position as at June 30, 2013, and May 31, 2012

Consolidated Statements of Operations and Comprehensive Income (Loss) for Thirteen Months Ended June 30, 2013, and Years Ended May 31, 2012, and May 31, 2011

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows for Thirteen Months Ended June 30, 2013, and Years Ended May 31, 2012, and May 31, 2011

Notes to the Consolidated Financial Statements for Thirteen Months Ended June 30, 2013, and Year Ended May 31, 2012

Cover Sheet

Consolidated Statements of Financial Position as at June 30, 2013, May 31, 2013, and May 31, 2012

Consolidated Statements of Operations and Comprehensive Income (Loss) for One Month Ended June 30, 2013, Twelve Months Ended May 31, 2013, and Year Ended May 31, 2012

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows for One Month Ended June 30, 2013, Twelve Months Ended May 31, 2013, and Year Ended May 31, 2012

Notes to the Condensed Consolidated Financial Statements for the One Month Ended June 30, 2013, and the Twelve Months Ended May 31, 2013

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 195

(b) Exhibits

Exhibit Number	Description of Document
1.A.
Memorandum of Incorporation and Articles of Petaquilla Minerals Ltd. Plan (incorporated by reference to Exhibit 1.A. to our Annual Report on Form 20-F for the fiscal year ended May 31, 2012, filed with the SEC on September 13, 2012)

2.A.	Shareholder Rights Plan (incorporated by reference to Exhibit 2.A. to our Annual Report on Form 20-F for the fiscal year ended May 31, 2011, filed with the SEC on September 9, 2011)
2.B.
Amended and Restated Senior Secured Notes Indenture between Petaquilla Minerals Ltd. and Computershare Trust Company of Canada made as of March 25, 2009 (incorporated by reference to Exhibit 2.B. to our Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended May 31, 2009, filed with the SEC on February 1, 2010)

4.T.
Molejon Gold Project Agreement dated June 2, 2005, among Petaquilla Minerals Ltd., Teck Cominco Limited, Inmet Mining Corporation and Minera Petaquilla, S.A. (incorporated by reference to Exhibit 4.T. to our Amendment No. 3 to our Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on February 1, 2010)

4.V.
Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (original Spanish version) (incorporated by reference to Exhibit 4.V. to our Amendment No. 3 to our Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on February 1, 2010)

4.W.
Law No. 9, dated February 26, 1997, of the Legislative Assembly of Panama (English translation of original Spanish version) (incorporated by reference to Exhibit 4.W. to our Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended May 31, 2009, filed with the SEC on February 1, 2010)

8	Subsidiaries of Petaquilla Minerals Ltd.
11.A.
Code of Business Ethics and Conduct dated May 31, 2008 (incorporated by reference to Exhibit 11.A. to our Amendment No. 3 to our Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on February 1, 2010)

11.B.
Whistle-Blower Policy dated May 31, 2008 (incorporated by reference to Exhibit 11.B. to our Amendment No. 3 to our Annual Report on Form 20-F for the fiscal year ended May 31, 2008, filed with the SEC on February 1, 2010)

12.A.	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.B.	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.A.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 196

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

Dated at Vancouver, British Columbia, this 31st day of October, 2013.

PETAQUILLA MINERALS LTD.

By:	/s/ Joao Manuel	By:	/s/ Ezequiel Sirotinsky
	Joao Manuel, Chief Executive Officer	Ezequiel Sirotinsky, Chief Financial Officer
	(Principal executive officer)	(Principal financial and accounting officer)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 197

EXHIBIT 8

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 198

EXHIBIT 12.A.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT 2002

I, Joao Manuel, Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

1.	I have reviewed this Transition Report on Form 20-F of Petaquilla Minerals Ltd.;

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

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the Transition Report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	October 31, 2013

By:	/s/ Joao Manuel
Joao Manuel
Chief Executive Officer
(Principal executive officer)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 199

EXHIBIT 12.B.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT 2002

I, Ezequiel Sirotinsky, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.	I have reviewed this Transition Report on Form 20-F of Petaquilla Minerals Ltd.;

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

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the Transition Report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	October 31, 2013

By:	/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
Chief Financial Officer
(Principal financial and accounting officer)

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 200

EXHIBIT 13.A.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Transition Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended June 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joao Manuel, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Joao Manuel
Joao Manuel
(Principal executive officer)

Dated: October 31, 2013

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 201

EXHIBIT 13.B.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Transition Report of Petaquilla Minerals Ltd. (the “Company”) on Form 20-F for the fiscal period ended June 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ezequiel Sirotinsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

3.	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

4.	The information contained in the Report fairly presents, in all materials respects, the financial condition and results of operations of the Company.

/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
(Principal financial and accounting officer)

Dated: October 31, 2013

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Form 20-F_Thirteen Months Ended 2013 Jun 30	Page 202